Form 20-F
period 2011-12-31
Ocean Rig UDW Inc.
filed 2012-03-14
CIK 1447382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission file number 001-35298

OCEAN RIG UDW INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus
(Address of principal executive offices)

Mr. Savvas D. Georghiades,
Telephone: +357 22767517, Fax: +357 22761542
10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

i

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Name of exchange on which registered

Common stock, $0.01 par value	The NASDAQ Stock Market LLC
Preferred stock purchase rights	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2011, there were 131,696,928 shares of the registrant's common stock, $0.01 par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17  ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

ii

iii

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views and assumptions with respect to future events and financial performance and are subject to risks and uncertainties. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this annual report. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere in this annual report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:

•
the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity prices and downturn in global economy on market outlook for our various geographical operating sectors and classes of rigs and drillships;

•
hazards inherent in the offshore drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;

•
customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations, performance provisions, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;

•
political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, termination, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls imposition of trade barriers;

•	regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity;

•	changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;

•	the level of expected capital expenditures and the timing and cost of completion of capital projects;

•
our ability to successfully employ both our existing and newbuilding drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow for our obligations;

•
factors affecting our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement, dividends, timing and proceeds of asset sales, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, including results and effects of legal proceedings, customs and environmental matters, insurance matters, debt levels, including impacts of the financial and credit crisis;

•	the effects of accounting changes and adoption of accounting policies;

•	recruitment and retention of personnel; and

•	other important factors described in "Item 3. Key Information—D. Risk factors."

We caution readers of this annual report not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Please note in this annual report, "we," "us," "our," "Ocean Rig UDW" and "the Company," all refer to Ocean Rig UDW Inc. and its subsidiaries, unless the context otherwise requires.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.           Selected historical consolidated financial data

The following table sets forth our selected historical consolidated financial and other data, at the dates and for the periods indicated. We were incorporated on December 10, 2007 under the name Primelead Shareholders Inc. Primelead Shareholders Inc. was formed for the purposes of acquiring the shares of our predecessor, Ocean Rig ASA, which was incorporated in September 1996 under the laws of Norway. We acquired control of Ocean Rig ASA on May 14, 2008. The selected historical consolidated financial data as of December 31, 2011 and 2010 and for the years ended December 31, 2011 and 2010 is derived from the audited financial statements and related notes of Ocean Rig UDW Inc. and its subsidiaries ("successor") appearing elsewhere in this annual report.

The selected historical consolidated financial data as of December 31, 2009 and 2008 and for the year ended December 31, 2008 are derived from the audited financial statements and related notes of Ocean Rig UDW  Inc. and its subsidiaries ("successor") not included in this annual report. The selected historical consolidated financial and other data of Ocean Rig ASA and its subsidiaries ("predecessor") as of and for the period from January 1 to May 14, 2008 and for the year ended December 31, 2007 is derived from the audited financial statements of Ocean Rig ASA not included in this annual report.

We refer you to the notes to the consolidated financial statements for a discussion of the basis on which the consolidated financial statements are presented. The selected historical consolidated financial and other data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the audited consolidated financial statements, the related notes thereto and other financial information appearing elsewhere in this annual report.

	Ocean Rig ASA (predecessor)		Ocean Rig UDW Inc. (successor)
(U.S. Dollars in	As of December 31,	As of May 14,	Year Ended December 31,
thousands)	2007	2008	2008	2009	2010	2011
Income statement data:
Total revenues	209,095	99,172	218,663	388,122	405,712	699,649
Drilling rigs operating expenses	123,543	48,144	86,229	133,256	119,369	281,833
Goodwill impairment	-	-	761,729	-	-	-
Loss on asset sales disposal of assets	-	-	-	-	1,458	754
Depreciation and amortization	53,239	19,367	45,432	75,348	75,092	162,532

General and administrative expenses	14,062	12,140	14,462	17,955	19,443	37,639
Total operating expenses	190,844	79,651	907,852	226,559	215,362	482,758

Operating income/(loss)	18,251	19,521	(689,189)	161,563	190,350	216,891
Interest and finance costs	(60,630)	(41,661)	(71,692)	(46,120)	(8,418)	(68,982)
Interest income	3,234	381	3,033	6,259	12,464	9,810
Gain/(loss) on interest rate swaps	-	-	-	4,826	(40,303)	(33,455)
Other income/(expense)	(1,559)	-	(2,300)	2,023	1,104	(1,538)
Total finance expenses, net	(58,955)	(41,280)	(70,959)	(33,012)	(35,153)	(94,165)

Income/(loss) before income taxes	(40,704)	(21,759)	(760,148)	128,551	155,197	122,726
Income/(loss) taxes	(6,683)	(1,637)	(2,844)	(12,797)	(20,436)	(27,428)
Equity in income/(loss) of investee	-	-	(1,055)	-	-	-
Net income/(loss)	(47,387)	(23,396)	(764,047)	115,754	134,761	95,298
Less: Net income attributable to non controlling interest	-	-	(1,800)	-	-	-
Net income/(loss)	$(47,387)	$(23,396)	$(765,847)	$115,754	$134,761	$95,298
Earnings per common share, basic and diluted	$(0.29)	$(0.14)	$(7.43)	$1.12	$1.30	$0.72
Weighted average number of common shares, basic and diluted	162,171,380	162,171,380	103,125,000	103,125,000	103,908,279	131,696,928

	Ocean Rig ASA (predecessor)		Ocean Rig UDW Inc. (successor)
(U.S. Dollars in	As of December 31,	As of May 14,	Year Ended December 31,
thousands)	2007	2008	2008	2009	2010	2011
Balance sheet data:
Cash and cash equivalents	$31,002	-	$272,940	$234,195	$95,707	$250,878
Other current assets	62,646	96,471	93,379	324,363	576,299	269,707
Total current assets	93,648	96,471	366,319	558,558	672,006	520,585

Drilling rigs, machinery and equipment, net	1,141,771	1,132,867	1,377,359	1,317,607	1,249,333	4,538,838
Intangibles, assets, net	-	-	13,391	11,948	10,506	9,062
Other non current assets	7	-	3,612	43,480	523,363	191,945
Advances for rigs and drillships Rigs under construction	-	-	-	1,178,392	1,888,490	754,925
Total assets	1,235,426	1,229,338	1,760,681	3,109,985	4,343,698	6,015,355
Current liabilities, including current portion of long term debt	147,810	538,679	885,039	682,287	667,918	436,729
Total long term debt, excluding current portion	656,548	281,307	788,314	662,362	696,986	2,525,599
Other non current liabilities	1,180	2,470	63,697	64,219	97,712	54,571
Total liabilities	805,538	822,456	1,737,050	1,408,868	1,462,616	3,016,899
Stockholders' equity	429,888	406,882	23,631	1,701,117	2,881,082	2,998,456
Total liabilities and stockholders' equity	$1,235,426	$1,229,338	$1,760,681	$3,109,985	$4,343,698	$6,015,355

	Ocean Rig ASA (predecessor)		Ocean Rig UDW Inc. (successor)

(U.S. Dollars in	Year ended	January 1,
thousands, except	December 31,	2008 to May	Year Ended December 31,
for operating data)	2007	14, 2008	2008	2009	2010	2011
Cash flow data:
Net cash provided by / (used in):
Operating activities	$35,455	$(29,089)	$21,119	$211,075	$221,798	$270,662
Investing activities	(48,507)	(10,463)	(1,020,673)	(146,779)	(1,441,347)	(1,561,501)
Financing activities	(47,611)	8,550	1,257,390	(103,041)	1,081,061	1,446,010
Other financial data
EBITDA (1)	69,931	38,888	(648,912)	243,760	226,243	344,430
Cash paid for interest	55,524	22,628	23,103	51,093	43,203	32,164
Capital expenditures	(48,507)	(10,463)	(16,584)	(14,152)	(6,834)	(78,480)
Payments for drillships under construction	-	-	-	(125,896)	(705,022)	(1,864,862)
Operating data, when on hire
Operating units	2	2	2	2	2	6

_______________
(1)  EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. generally accepted accounting principles, or U.S. GAAP, measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by GAAP or other GAAP measures, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations and efficiency. EBITDA is also used by various of our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

	Ocean Rig ASA (predecessor)		Ocean Rig UDW Inc. (successor)

	Year ended	January 1,
(U.S. Dollars in	December 31,	2008 to May	Year Ended December 31,
thousands)	2007	14, 2008	2008	2009	2010	2011
EBITDA reconciliation
Net income / (loss)	$(47,387)	$(23,396)	$(765,047)	$115,754	$134,761	$95,298
Add: Depreciation and amortization	53,239	19,367	45,432	75,348	75,092	162,532
Add: Net interest expense / income	57,396	41,280	68,659	39,861	(4,046)	59,172
Add: Income taxes	6,683	1,637	2,844	12,797	20,436	27,428
EBITDA	$69,931	$38,888	$(648,912)	$243,760	$226,243	$344,430

B.              Capitalization and indebtedness

Not applicable.

C.              Reasons for the offer and use of proceeds

Not applicable.

D.              Risk factors

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, cash flows or our ability to pay dividends, if any, in the future, or the trading price of our common stock.

Risks Relating to Our Industry

Our business in the offshore drilling sector depends on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices and may be materially and adversely affected by a decline in the offshore oil and gas industry.

The offshore contract drilling industry is cyclical and volatile. Our business in the offshore drilling sector depends on the level of activity in oil and gas exploration, development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect customers' drilling programs.  Oil and gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for drilling units.

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

•	worldwide production and demand for oil and gas and any geographical dislocations in supply and demand;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain levels and pricing;

•	the level of production in non-OPEC countries;

•	government regulations;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	development and exploitation of alternative fuels;

•	the policies of various governments regarding exploration and development of their oil and gas reserves; and

•
the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, insurrection or other crises in the Middle East or other geographic areas or further acts of terrorism in the United States, or elsewhere.

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our business in the offshore drilling sector. Crude oil inventories remain at high levels compared to historical levels, which may place downward pressure on the price of crude oil and demand for offshore drilling units. Sustained periods of low oil prices typically result in reduced exploration and drilling because oil and gas companies' capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling units, particularly lower specification drilling units, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and gas industry. Any decrease in exploration, development or production expenditures by oil and gas companies could reduce our revenues and materially harm our business and results of operations.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, including:

•	the availability of competing offshore drilling vessels and the level of newbuilding activity for drilling vessels;

•	the level of costs for associated offshore oilfield and construction services;

•	oil and gas transportation costs;

•	the discovery of new oil and gas reserves;

•	the cost of non-conventional hydrocarbons, such as the exploitation of oil sands; and

•	regulatory restrictions on offshore drilling.

Any of these factors could reduce demand for our services and adversely affect our business and results of operations.

Continuation of the recent worldwide economic downturn could have a material adverse effect on our revenue, profitability and financial position.

Although there are signs that the economic recession has abated in many countries, there is still considerable instability in the world economy, due in part to uncertainty related to continuing discussions in the United States regarding the federal debt ceiling, and in the economies of Eurozone countries, such as Greece, Spain, Portugal, Ireland and Italy, which have initiated a new economic downturn have introduced further volatility in the global markets. Further decrease in global economic activity would likely reduce worldwide demand for energy and result in an extended period of lower crude oil and natural gas prices. In addition, continued hostilities and insurrections in the Middle East and North Africa and the occurrence or threat of terrorist attacks against the United States or other countries could adversely affect the economies of the United States and of other countries. Any prolonged reduction in crude oil and natural gas prices would depress the levels of exploration, development and production activity. Moreover, even during periods of high commodity prices, customers may cancel or curtail their drilling programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons, including their lack of success in exploration efforts. These factors could cause our revenues and margins to decline, decrease daily rates and utilization of our drilling units and limit our future growth prospects. Any significant decrease in daily rates or utilization of our drilling units could materially reduce our revenues and profitability. In addition, any instability in the financial and insurance markets, as experienced in the recent financial and credit crisis, could make it more difficult for us to access capital and to obtain insurance coverage that we consider adequate or are otherwise required by our contracts.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Recently, the debt and equity capital markets have been severely distressed. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional drilling unit acquisitions or otherwise take advantage of business opportunities as they arise.

The offshore drilling industry is highly competitive with intense price competition and, as a result, we may be unable to compete successfully with other providers of contract drilling services that have greater resources than we have.

The offshore contract drilling industry is highly competitive with several industry participants, none of which has a dominant market share, and is characterized by high capital and maintenance requirements. Drilling contracts are traditionally awarded on a competitive bid basis. Price competition is often the primary factor in determining which qualified contractor is awarded the drilling contract, although drilling unit availability, location and suitability, the quality and technical capability of service and equipment, reputation and industry standing are key factors which are considered. Mergers among oil and natural gas exploration and production companies have reduced, and may from time to time further reduce, the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them.

Many of our competitors in the offshore drilling industry are significantly larger than we are and have more diverse drilling assets and significantly greater financial and other resources than we have. In addition, because of the relatively small size of our drilling segment, we may be unable to take advantage of economies of scale to the same extent as some of our larger competitors. Given the high capital requirements that are inherent in the offshore drilling industry, we may also be unable to invest in new technologies or expand our drilling segment in the future as may be necessary for us to succeed in this industry, while our larger competitors with superior financial resources, and in many cases less leverage than ours, may be able to respond more rapidly to changing market demands and compete more efficiently on price for drillship and drilling rig employment. We may not be able to maintain our competitive position, and we believe that competition for contracts will continue to be intense in the future. Our inability to compete successfully may reduce our revenues and profitability.

An over-supply of drilling units may lead to a reduction in dayrates and therefore may materially impact our profitability.

During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling units by ordering the construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and dayrates when the drilling units enter the market, sometimes for extended periods of time until the units have been absorbed into the active fleet. According to industry sources, the worldwide fleet of ultra-deepwater drilling units as of February 2012 consisted of 112 units, comprised of 55 semi-submersible rigs and 57 drillships. An additional 13 semi-submersible rigs and 65 drillships were under construction or on order as of February 2012, which would bring the total fleet to 190 drilling units by the end of 2020. A relatively large number of the drilling units currently under construction have been contracted for future work, which may intensify price competition as scheduled delivery dates occur. The entry into service of these new, upgraded or reactivated drilling units will increase supply and has already led to a reduction in dayrates as drilling units are absorbed into the active fleet. In addition, the new construction of high-specification drilling units, as well as changes in our competitors' drilling unit fleets, could require us to make material additional capital investments to keep our fleet competitive. Lower utilization and dayrates could adversely affect our revenues and profitability. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on our drilling units if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable.

Consolidation of suppliers may increase the cost of obtaining supplies, which may have a material adverse effect on our results of operations and financial condition.

We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including, but not limited to, drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time, or at all. These cost increases, delays or unavailability could have a material adverse effect on our results of operations and result in rig downtime, and delays in the repair and maintenance of our drilling rigs.

Our international operations in the offshore drilling sector involve additional risks, including piracy, which could adversely affect our business.

We operate in various regions throughout the world. As of the date of this annual report, our drilling rig, the Leiv Eiriksson, is operating offshore the Falkland Islands and is scheduled to commence a contract for drilling operations on the Norwegian Continental Shelf in the fourth quarter of 2012 or the first quarter of 2013, our drilling rig, the Eirik Raude, is operating offshore the Ivory Coast and is scheduled to commence a contract for drilling operations offshore Ecuatorial Guinea immediately upon the termination of its current contract, our drillships, the Ocean Rig Corcovado and the Ocean Rig Mykonos, are acceptance testing under a contracts they have commenced for drilling operations offshore Brazil, and our drillships, the Ocean Rig Olympia and the Ocean Rig Poseidon, are operating offshore Ghana and Tanzania, respectively.

In the past, the Eirik Raude has operated in the Gulf of Mexico and offshore Canada, Norway, the United Kingdom, and Ghana, while the Leiv Eiriksson has operated offshore Greenland, West Africa, Turkey, Ireland, west of the Shetland Islands and in the North Sea and the Ocean Rig Corcovado has operated offshore Greenland.  As a result of our international operations, we may be exposed to political and other uncertainties, including risks of:

•	terrorist and environmental activist acts, armed hostilities, war and civil disturbances;

•
acts of piracy, which have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia and which have generally increased significantly in frequency since 2008, particularly in the Gulf of Aden and off the west coast of Africa;

•	significant governmental influence over many aspects of local economies;

•	seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy, government debt downgrades and potential defaults and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls, imposition of trade barriers;

•	regulatory or financial requirements to comply with foreign bureaucratic actions;

•	changing taxation policies, including confiscatory taxation;

•	other forms of government regulation and economic conditions that are beyond our control; and

•	governmental corruption.

In addition, international contract drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to:

•	the equipping and operation of drilling units;

•	repatriation of foreign earnings;

•	oil and gas exploration and development;

•	taxation of offshore earnings and earnings of expatriate personnel; and

•	use and compensation of local employees and suppliers by foreign contractors.

Some foreign governments favor or effectively require (i) the awarding of drilling contracts to local contractors or to drilling rigs owned by their own citizens, (ii) the use of a local agent or (iii) foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete in those regions. It is difficult to predict what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect our ability to compete. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject us to criminal sanctions or civil remedies, including fines, denial of export privileges, injunctions or seizures of assets.

Our business and operations involve numerous operating hazards.

Our operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions and pollution, including spills similar to the events on April 20, 2010 related to the Deepwater Horizon, in which we were not involved. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods, services or personnel shortages. We customarily provide contract indemnity to our customers for claims that could be asserted by us relating to damage to or loss of our equipment, including rigs and claims that could be asserted by us or our employees relating to personal injury or loss of life.

Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations, leaks and blowouts or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and gas companies. Our insurance policies and contractual indemnity rights with our customers may not adequately cover losses, and we do not have insurance coverage or rights to indemnity for all the risks to which we are exposed. Consistent with standard industry practice, our clients generally assume, and indemnify us against, well control and subsurface risks under dayrate contracts. These are risks associated with the loss of control of a well, such as blowout or cratering, the cost to regain control of or re-drill a well and associated pollution. However, there can be no assurance that these clients will be willing or financially able to indemnify us against all these risks. We maintain insurance coverage for property damage, occupational injury and illness, and general and marine third-party liabilities. However, pollution and environmental risks generally are not totally insurable. Furthermore, we have no insurance coverage for named storms in the Gulf of Mexico and while trading within war risks excluded areas.

The Deepwater Horizon oil spill in the Gulf of Mexico may result in more stringent laws and regulations governing deepwater drilling, which could have a material adverse effect on our business, operating results or financial condition.

On April 20, 2010, there was an explosion and a related fire on the Deepwater Horizon, an ultra-deepwater semi-submersible drilling unit that is not connected to us, while it was servicing a well in the Gulf of Mexico. This catastrophic event resulted in the death of 11 workers and the total loss of that drilling unit, as well as the release of large amounts of oil into the Gulf of Mexico, severely impacting the environment and the region's key industries. This event is being investigated by several federal agencies, including the U.S. Department of Justice, and by the U.S. Congress and is also the subject of numerous lawsuits. On January 11, 2011, the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling released its final report, with recommendations for new regulations.

We do not currently operate our drilling rigs in these regions, but we may do so in the future. In any event, these developments could have a substantial impact on the offshore oil and gas industry worldwide. Governmental investigations and proceedings may result in significant changes to existing laws, regulations and conditions of offshore drilling leases that impose stricter government controls on the operation of our drilling units. For example, Norway's Petroleum Safety Authority is assessing the results of the investigations into the Deepwater Horizon oil spill and issued a preliminary report of its recommendations in June 2011, and Oil & Gas UK has established the Oil Spill Prevention and Response Advisory Group, which issued its final report on industry practices in the UK in September 2011.  In the EU, the European Commission has published a draft Regulation on the safety of offshore oil and gas activities.  In addition, BP plc, the rig operator of the Deepwater Horizon, has reached an agreement with the U.S. government to establish a claims fund of $20 billion, which far exceeds the $75 million strict liability limit for most offshore facilities set forth under OPA. Amendments to existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas, may be highly restrictive and require costly compliance measures that could have a material adverse effect on our business, operating results or financial condition. Future earnings may be negatively affected by compliance with any such amended or new legislation or regulations.

Our insurance coverage may not adequately protect us from certain operational risks inherent in the drilling industry.

Our insurance is intended to cover normal risks in our current operations, including insurance against property damage, occupational injury and illness, loss of hire, certain war risks and third-party liability, including pollution liability.

Insurance coverage may not, under certain circumstances, be available, and if available, may not provide sufficient funds to protect us from all losses and liabilities that could result from our operations. We have also obtained loss of hire insurance which becomes effective after 45 days of downtime with coverage that extends for approximately one year. This loss of hire insurance is recoverable only if there is physical damage to the rig or equipment which is caused by a peril against which we are insured. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our gross negligence. Moreover, our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $10,000 per event and $250,000 for protection and indemnity claims brought before any U.S. jurisdiction. The deductible for collision liability claims is $50,000. Our aggregate recovery limit is $500.0 million for all claims arising out of any event covered by our protection and indemnity insurance. Our deductible is $1.5 million per hull and machinery insurance claim. In addition, insurance policies covering physical damage claims due to a named windstorm in the Gulf of Mexico generally impose strict recovery limits. Our insurance coverage may not protect fully against losses resulting from a required cessation of rig operations for environmental or other reasons. Insurance may not be available to us at all or on terms acceptable to us, we may not maintain insurance or, if we are so insured, our policy may not be adequate to cover our loss or liability in all cases. The occurrence of a casualty, loss or liability against, which we may not be fully insured against, could significantly reduce our revenues, make it financially impossible for us to obtain a replacement rig or to repair a damaged rig, cause us to pay fines or damages which are generally not insurable and that may have priority over the payment obligations under our indebtedness or otherwise impair our ability to meet our obligations under our indebtedness and to operate profitably.

If we enter into drilling contracts with countries or government-controlled entities that are subject to restrictions imposed by the U.S. government, our reputation and the market for our common stock could be adversely affected.

From time to time, we may operate in countries that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expanded the application of the prohibitions to additional activities of non-U.S. companies and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, the U.S. Congress is currently considering the enactment of the Iran, North Korea, and Syria Nonproliferation Reform and Modernization Act of 2011, which would, among other things, provide for the imposition of sanctions, including a 180-day prohibition on calling at any U.S. port and enhanced vessel inspections, on companies or persons that provide certain shipping services to or from Iran, North Korea or Syria.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our Company. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

The instability of the euro or the inability of Eurozone countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries after June 2013.

Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

Governmental laws and regulations, including environmental laws and regulations, may add to our costs or limit our drilling activity.

Our business in the offshore drilling industry is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where we operate. The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. We may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity. Our ability to compete in international contract drilling markets may be limited by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. Offshore drilling in certain areas has been curtailed and, in certain cases, prohibited because of concerns over protection of the environment. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

To the extent new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry, in general, or the offshore drilling industry, in particular, our business or prospects could be materially adversely affected. The operation of our drilling units will require certain governmental approvals, the number and prerequisites of which cannot be determined until we identify the jurisdictions in which we will operate on securing contracts for the drilling units. Depending on the jurisdiction, these governmental approvals may involve public hearings and conditions that result in costly undertakings on our part. We may not obtain such approvals or such approvals may not be obtained in a timely manner. If we fail to timely secure the necessary approvals or permits, our customers may have the right to terminate or seek to renegotiate their drilling contracts to our detriment. The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas could have a material adverse effect on our business, operating results or financial condition. Future earnings may be negatively affected by compliance with any such new legislation or regulations.

We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships, or MARPOL, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, European Union regulations, and Brazil's National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law (9966/2000) relating to pollution in Brazilian waters. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents and our insurance may not be sufficient to cover all such risks. As a result, claims against us could result in a material adverse effect on our business, results of operations, cash flows and financial condition.

Although our drilling units are separately owned by our subsidiaries, under certain circumstances a parent company and all of the ship-owning affiliates in a group under common control engaged in a joint venture could be held liable for damages or debts owed by one of the affiliates, including liabilities for oil spills under OPA or other environmental laws. Therefore, it is possible that we could be subject to liability upon a judgment against us or any one of our subsidiaries.

Our drilling units could cause the release of oil or hazardous substances, especially as our drilling units age. Any releases may be large in quantity, above our permitted limits or occur in protected or sensitive areas where public interest groups or governmental authorities have special interests. Any releases of oil or hazardous substances could result in fines and other costs to us, such as costs to upgrade our drilling rigs, clean up the releases, and comply with more stringent requirements in our discharge permits. Moreover, these releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, results of operation and financial condition.

If we are able to obtain from our customers some degree of contractual indemnification against pollution and environmental damages in our contracts, such indemnification may not be enforceable in all instances or the customer may not be financially able to comply with its indemnity obligations in all cases. In addition, we may not be able to obtain such indemnification agreements in the future.

Our insurance coverage may not be available in the future or we may not obtain certain insurance coverage. If it is available and we have the coverage, it may not be adequate to cover our liabilities. Any of these scenarios could have a material adverse effect on our business, operating results and financial condition.

Regulation of greenhouse gases and climate change could have a negative impact on our business.

Currently, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

Because our business depends on the level of activity in the offshore oil and gas industry, existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws, regulations, treaties or international agreements reduce the worldwide demand for oil and gas. In addition, such laws, regulations, treaties or international agreements could result in increased compliance costs or additional operating restrictions, which may have a negative impact on our business.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.

We currently operate, and historically have operated, our drilling units outside of the United States in a number of countries throughout the world, including some with developing economies. Also, the existence of state or government-owned shipbuilding enterprises puts us in contact with persons who may be considered "foreign officials" under the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Acts of terrorism and political and social unrest could affect the markets for drilling services, which may have a material adverse effect on our results of operations.

Acts of terrorism and political and social unrest, brought about by world political events or otherwise, have caused instability in the world's financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. In addition, acts of terrorism and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services and result in lower day-rates. Insurance premiums could increase and coverage may be unavailable in the future. U.S. government regulations may effectively preclude us from actively engaging in business activities in certain countries. These regulations could be amended to cover countries where we currently operate or where we may wish to operate in the future. Increased insurance costs or increased cost of compliance with applicable regulations may have a material adverse effect on our results of operations.

Acts of piracy have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels and drilling units in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although sea piracy worldwide decreased slightly in 2011 for the first time in five years, throughout 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our drilling units are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our drilling units, or an increase in cost, or unavailability, of insurance for our drilling units, could have a material adverse impact on our business, financial condition and results of operations.

Hurricanes may impact our ability to operate our drilling units in the Gulf of Mexico or other U.S. coastal waters, which could reduce our revenues and profitability.

Hurricanes Ivan, Katrina, Rita, Gustav and Ike caused damage to a number of drilling units unaffiliated to us in the Gulf of Mexico. Drilling units that were moved off their locations during the hurricanes damaged platforms, pipelines, wellheads and other drilling units. The Bureau of Safety and Environmental Enforcement of the U.S. Department of the Interior, or BSEE, issued guidelines for tie-downs on drilling units and permanent equipment and facilities attached to outer continental shelf production platforms, and moored drilling rig fitness. These guidelines effectively impose new requirements on the offshore oil and natural gas industry in an attempt to improve the stations that house the moored units and increase the likelihood of survival of offshore drilling units during a hurricane. The guidelines also provide for enhanced information and data requirements from oil and natural gas companies operating properties in the Gulf of Mexico. BSEE may issue similar guidelines for future hurricane seasons and may take other steps that could increase the cost of operations or reduce the area of operations for our ultra-deepwater drilling units, thus reducing their marketability. Implementation of new BSEE guidelines or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs and limit the operational capabilities of our drilling units. Our drilling units do not currently operate in the Gulf of Mexico or other U.S. coastal waters but may do so in the future.

Any failure to comply with the complex laws and regulations governing international trade could adversely affect our operations.

The shipment of goods, services and technology across international borders subjects our offshore drilling segment to extensive trade laws and regulations. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities.

The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside our control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal and regulatory trading obligations also could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, seizure of shipments and loss of import and export privileges.

New technologies may cause our current drilling methods to become obsolete, resulting in an adverse effect on our business.

The offshore contract drilling industry is subject to the introduction of new drilling techniques and services using new technologies, some of which may be subject to patent protection. As competitors and others use or develop new technologies, we may be placed at a competitive disadvantage and competitive pressures may force us to implement new technologies at substantial cost. In addition, competitors may have greater financial, technical and personnel resources that allow them to benefit from technological advantages and implement new technologies before we can. We may not be able to implement technologies on a timely basis or at a cost that is acceptable to us.

Risks Relating to Our Company

We may be unable to comply with covenants in both our secured credit facilities and unsecured senior notes or any future financial obligations that impose operating and financial restrictions on us.

Both our secured credit facilities, which are secured by mortgages on our vessels, and our unsecured senior notes impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to, among other things:

•	enter into other financing arrangements;

•	incur additional indebtedness;

•	create or permit liens on our assets;

•	sell our drilling units or the shares of our subsidiaries;

•	make investments;

•	change the general nature of our business;

•	pay dividends to our shareholders;

•	change the management and/or ownership of the drilling units;

•	make capital expenditures; and

•	compete effectively to the extent our competitors are subject to less onerous restrictions.

In addition, certain of our secured loan agreements and related guarantees contain restrictions requiring our subsidiaries to maintain a minimum amount of total available cash ranging from $30.0 million to $75.0 million and also impose maximum capital expenditure restrictions for those subsidiaries. These restrictions could limit our ability to fund our operations or capital needs, make acquisitions or pursue available business opportunities. Furthermore, under the terms of our $800.0 million senior secured term loan agreement, which matures in 2016, we are not permitted to pay dividends without the consent of a majority of the lenders. Our credit facilities require (i) us to maintain specified financial ratios and satisfy various financial covenants, including covenants related to the market value of our drilling units and (ii) DryShips Inc., or DryShips, because it is a guarantor of certain of our facilities, to comply with financial covenants relating to liquidity, equity ratios, interest coverage ratios and net worth. As of December 31, 2011, we were in compliance with all of these ratios and covenants related to ourself.  Due to the decline in vessel values in the drybulk shipping sector, DryShips was in breach of certain of its financial covenants as of December 31, 2008 and, as a result, obtained waiver agreements from its lenders waiving the violations of such covenants. Certain of these waiver agreements expire during 2012, at which time the original covenants under the loan agreements come back into effect.  As of December 31, 2011, DryShips was not in compliance with the loan-to-value ratios contained in certain of its loan agreements under which a total of $185.8 million was outstanding as of that date, out of DryShips’s group consolidated debt of approximately $4.4 billion as of December 31, 2011, and has obtained a waiver of the breach relating to approximately $97.3 million of this outstanding indebtedness until March 31, 2012. As a result of the aforementioned non-compliance, DryShips may be required to prepay indebtedness or provide additional collateral to its lenders in the form of cash or other property in the total amount of $83.0 million in order to comply with these ratios, including $64.4 million that will be payable on March 31, 2012 in the event that DryShips is not in compliance with the applicable loan-to-value ratio for which it has obtained a waiver until March 31, 2012. There can be no assurance that DryShips will regain compliance with the original covenants when the waivers expire or be able to obtain extensions upon the expiration of such waivers.  Furthermore, if DryShips does not remedy covenant breaches, this may trigger cross-default provisions in our loan agreements, as discussed below.

Events beyond our control, including changes in the economic and business conditions in the deepwater offshore drilling market in which we operate, may affect our ability to comply with these ratios and covenants in the future. We cannot assure you that we will continue to meet these ratios or satisfy these covenants. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, the credit facilities would prevent us from borrowing additional amounts under the credit facilities and could result in a default under the credit facilities. In addition, each of our loan agreements also contains a cross-default provision which can be triggered by a default under one of our other loan agreements. A violation of these covenants constitutes an event of default under our credit facilities, which, unless waived by our lenders, would provide our lenders with the right to accelerate the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets. A default by DryShips under one of its loan agreements would trigger a cross-default under our two $495.0 million credit facilities, referred to as our Deutsche Bank credit facilities, and would provide our lenders with the right to accelerate the outstanding debt under these facilities. Further, if DryShips defaults under one of its loan agreements, and the related debt is accelerated, this would trigger a cross-default under our $1.04 billion credit facility and our $800.0 million secured term loan agreement and would provide our lenders with the right to accelerate the outstanding debt under these facilities. We do not guarantee, or otherwise become directly liable for, any of DryShips's indebtedness. Our lenders' interests are different from ours, and we cannot guarantee that we will be able to obtain our lenders' waiver or consent with respect to any noncompliance with the specified financial ratios and financial covenants under our various credit facilities or future financial obligations. Any such non-compliance may prevent us from taking business actions that are otherwise in our best interest.

Our parent company, DryShips, is currently not in compliance with loan-to-value ratios contained in certain of its loan agreements and, additionally, has obtained waiver agreements for violations of various covenants under certain of its other loan agreements.  Due to the cross-default provisions in our loan agreements that are triggered in the event of a default by us under one of our other loan agreements or, in certain cases, a default by DryShips under one of its loan agreements, our lenders could accelerate our indebtedness if DryShips fails to (i) obtain a waiver for any covenant breach or remedy any such breach within the required time period; or (ii) successfully extend the existing waiver agreements or comply with the applicable covenants in the original loan agreements, as applicable.

Our loan agreements, which are secured by mortgages on various of our drilling units, require us to (i) comply with specified financial ratios and (ii) satisfy certain financial and other covenants. As of December 31, 2011, we had (i) $522.5 million outstanding under our $1.04 billion credit facility; (ii) a total of $990.0 million outstanding under our Deutsche Bank credit facilities; (iii) $766.7 million outstanding under our $800.0 million senior secured term loan agreement; and (iv) $500.0 million outstanding under our $500.0 million of aggregate principal amount of 9.5% senior unsecured notes due in 2016.

DryShips currently provides guarantees under our Deutsche Bank credit facilities and our $800.0 million senior secured term loan agreement, which require DryShips to comply with certain financial covenants, including covenants to maintain minimum liquidity, equity ratio, interest coverage, net worth and debt service coverage ratio.  All of our loan agreements contain a cross-default provision that may be triggered by a default under one of our other loan agreements. A cross-default provision means that a default on one loan would result in a default on all of our other loans. A default by DryShips under one of its loan agreements would trigger a cross-default under our Deutsche Bank credit facilities and would provide our lenders with the right to accelerate the outstanding debt under these facilities. Further, if DryShips defaults under one of its loan agreements, and the related debt is accelerated, this would trigger a cross-default under our $1.04 billion credit facility and our $800.0 million secured term loan agreement and would provide our lenders with the right to accelerate the outstanding debt under these facilities.  We do not guarantee, or otherwise become directly liable for, DryShips's indebtedness.

DryShips and its shipping subsidiaries have several secured term loan agreements totaling $1.65 billion of gross indebtedness outstanding at December 31, 2011. Due to the decline in vessel values in the drybulk shipping sector, DryShips was in breach of certain of its financial covenants as of December 31, 2008 and, as a result, obtained waiver agreements from its lenders waiving the violations of such covenants. Certain of these waiver agreements expire during 2012, at which time the original covenants under the loan agreements come back into effect.  In addition, as of December 31, 2011, DryShips was not in compliance with the loan-to-value ratios contained in certain of its loan agreements under which a total of $185.8 million was outstanding as of that date, out of DryShips’s group consolidated debt of approximately $4.4 billion as of December 31, 2011, and has obtained a waiver of the breach relating to approximately $97.3 million of this outstanding indebtedness until March 31, 2012. As a result of the aforementioned non-compliance, DryShips may be required to prepay indebtedness or provide additional collateral to its lenders in the form of cash or other property in the total amount of $83.0 million in order to comply with these ratios, including $64.4 million that will be payable on March 31, 2012 in the event that DryShips is not in compliance with the applicable loan-to-value ratio for which it has obtained a waiver until March 31, 2012.

If DryShips is not in compliance with all of the covenants under its loan agreements, there can be no assurance that it will be able to remedy any breaches of covenants, obtain additional waivers or amendments to the credit facilities or that the lenders will extend DryShips's existing waivers (which under each loan agreement requires the unanimous consent of the applicable lenders and some of which expire in 2012) prior to their expiration. Absent a waiver or amendment, a default by DryShips under one of its loan agreements would trigger a cross-default under our Deutsche Bank credit facilities and would provide our lenders with the right to accelerate the outstanding debt under these facilities and if DryShips defaults under one of its loan agreements, and the related debt is accelerated, this would trigger a cross-default under our $1.04 billion credit facility and our $800.0 million secured term loan agreement and would provide our lenders with the right to accelerate the outstanding debt under these facilities, even if we were otherwise in compliance with our loan agreements. If our indebtedness is accelerated pursuant to the cross-default provisions, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our drilling units if our lenders foreclose their liens. If we do not have sufficient cash on hand and cash generated from operations to repay our loans that have cross-default provisions, which aggregated approximately $2.3 billion, excluding our 9.5% senior unsecured notes, as of December 31, 2011, if that debt were to be accelerated by our lenders, we would have to seek to access the capital markets to fund the mandatory payments, although such financing may not be available on attractive terms or at all. In addition, if we otherwise fail to comply with the covenants applicable to our operations in our secured loan agreements, our lenders could accelerate our indebtedness and foreclose their liens on our drilling units, which would impair our ability to continue our operations.

We will need to procure significant additional financing, which may be difficult to obtain on acceptable terms or at all, in order to complete the construction of our seventh generation hulls and any of the other three additional newbuilding drillships for which we exercise our option.

We have newbuilding contracts with Samsung for the construction of three seventh generation ultra-deepwater drillships, which we refer to as our seventh generation hulls, that are scheduled for delivery in July 2013, September 2013 and November 2013, respectively. The estimated total project cost per drillship for our seventh generation hulls, excluding financing costs, is between $668.0 million and $678.0 million, of which an aggregate of $1.3 billion is currently outstanding and due upon delivery of the drillships. We have no borrowing capacity under our existing loan agreements. We expect to finance the delivery payments due in 2013 for our seventh generation hulls with cash on hand, operating cash flow, equity financing or additional bank debt that we intend to arrange. In order to complete the construction of our seventh generation hulls, we will need to procure additional financing. We cannot be certain that additional financing will be available on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to take delivery of one or more of the seventh generation hulls, in which case we would be prevented from realizing potential revenues from the applicable drillship and we could lose our deposit money, which amounted to $726.7 million in the aggregate, as of December 31, 2011.  We may also incur additional costs and liability to the shipyards, which may pursue claims against us under our newbuilding construction contracts and retain and sell our seventh generation hulls to third parties.

In addition, pursuant to an agreement with Samsung, we have the option to construct up to three additional seventh generation, ultra-deepwater drillships, which would be "sister ships" to our operating drillships and our seventh generation hulls, with certain upgrades to vessel design and specifications.  The options may be exercised by us at any time on or prior to April 2, 2012, with the first optional vessel being delivered in the fourth quarter of 2014 and the second and third optional vessels being delivered on the earliest available delivery dates based on the production schedule, as determined Samsung in its reasonable discretion. These three optional newbuilding drillships have an estimated total project cost per drillship of between $668.0 million and $678.0 million, excluding financing costs and assuming the drillships are built with the same specifications as our seventh generation hulls under construction. To the extent we exercise any of our three newbuilding options, we would expect to incur aggregate additional capital commitments of approximately $2.0 billion, assuming these drillships are built with the same specifications as our seventh generation hulls under construction, for which we would be dependent upon obtaining additional financing that we have not yet arranged.  Should such financing not be available, this could severely impact our ability to satisfy our liquidity requirements, meet our obligations, finance future obligations and expand the size of our fleet. If, on the other hand, we do not exercise any of the remaining options, we will sacrifice the corresponding deposits, which total approximately $24.8 million as of December 31, 2011.

The amount of our debt could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2011, we had $2.78 billion in principal amount of debt outstanding. Our current indebtedness and future indebtedness that we may incur, including to finance the remaining payments for our seventh generation hulls under construction, could affect our future operations, as a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes. Covenants contained in our loan agreements require us to meet certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business, may limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities, and may limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes. Our ability to meet our debt service obligations and to fund planned capital expenditures, including construction costs for our newbuilding projects, will be dependent upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our future cash flows may be insufficient to meet all of our debt obligations and contractual commitments, and any insufficiency could negatively impact our business. To the extent that we are unable to repay our indebtedness as it becomes due or at maturity, we may need to refinance our debt, raise new debt, sell assets or repay the debt with the proceeds from equity offerings. Additional indebtedness or equity financing may not be available to us in the future for the refinancing or repayment of existing indebtedness, and we may not be able to complete asset sales in a timely manner sufficient to make such repayments.

We may be unable to secure ongoing drilling contracts, including for our three uncontracted seventh generation hulls under construction, due to strong competition, and the contracts that we enter into may not provide sufficient cash flow to meet our debt service obligations with respect to our indebtedness.

We have not yet secured drilling contracts for our three seventh generation hulls under construction, scheduled to be delivered to us in July 2013, September 2013 and November 2013, respectively.  The existing drilling contracts for our drilling units currently employed are scheduled to expire from the second quarter of 2012 through the fourth quarter of 2015 or the first quarter of 2016, depending on when the Leiv Eiriksson completes its contract for drilling operations on the Norwegian Continental Shelf. Our ability to renew these contracts or obtain new contracts will depend on the prevailing market conditions. We cannot guarantee that we will be able to obtain contracts for our three uncontracted newbuilding drillships or our drilling units currently employed, upon the expiration or termination of the current contracts, including those that expire in the second quarter of 2012, or that there will not be a gap in employment between current contracts and subsequent contracts. In particular, if the price of crude oil is low, or it is expected that the price of crude oil will decrease in the future, at a time when we are seeking to arrange employment contracts for our drilling units, we may not be able to obtain employment contracts at attractive rates or at all.

If the rates which we receive for the reemployment of our current drilling units, we will recognize less revenue from their operations. In addition, delays under existing contracts could cause us to lose future contracts if a drilling unit is not available to start work at the agreed date. Our ability to meet our cash flow obligations will depend on our ability to consistently secure drilling contracts for our drilling units at sufficiently high dayrates. We cannot predict the future level of demand for our services or future conditions in the oil and gas industry. If the oil and gas companies do not continue to increase exploration, development and production expenditures, we may have difficulty securing drilling contracts, including for the seventh generation hulls under construction, or we may be forced to enter into contracts at unattractive dayrates. Either of these events could impair our ability to generate sufficient cash flow to make principal and interest payments under our indebtedness and meet our capital expenditure and other obligations.

We have a substantial amount of debt, and we may lose the ability to obtain future financing and suffer competitive disadvantages.

We had outstanding indebtedness of $2.78 billion as of December 31, 2011. We expect to incur substantial additional indebtedness in order to fund the estimated remaining contractual obligations, excluding financing costs, of $1.3 billion for our three seventh generation newbuilding drillships and any further growth of our fleet. This substantial level of debt and other obligations could have significant adverse consequences on our business and future prospects, including the following:

•	we may not be able to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

•	we may not be able to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service the debt;

•
we could become more vulnerable to general adverse economic and industry conditions, including increases in interest rates, particularly given our substantial indebtedness, some of which bears interest at variable rates;

•
we may not be able to meet financial ratios included in our loan agreements due to market conditions or other events beyond our control, which could result in a default under these agreements and trigger cross-default provisions in our other loan agreements and debt instruments;

•	less leveraged competitors could have a competitive advantage because they have lower debt service requirements; and

•	we may be less able to take advantage of significant business opportunities and to react to changes in market or industry conditions than our competitors.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to affect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

We cannot currently pay dividends without our lenders' consent.

As a result of various restrictions imposed by our lenders under our Deutsche Bank credit facilties and under our 9.5% senior unsecured notes, our ability to pay dividends to our shareholders in any financial year is limited to 50% of our net income for such financial year and, under the terms of our $800.0 million senior secured term loan agreement, which matures in 2016, we are not permitted to pay any dividends without the consent of a majority of the lenders under the loan agreement. In addition, the payment of any future dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our various loan agreements and the indenture governing our senior notes, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net profits for the fiscal year.

Construction of drillships is subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources and results of operations.

We have entered into contracts with Samsung for the construction of three ultra-deepwater newbuilding drillships, which we expect to take delivery of in July 2013, September 2013 and November 2013, respectively.

From time to time in the future, we may undertake new construction projects and conversion projects. Currently, we have three existing newbuilding drillships options with Samsung that we may exercise at any time on or prior to April 2, 2012. In addition, we may make significant upgrade, refurbishment, conversion and repair expenditures for our fleet from time to time, particularly as our drilling units become older. Some of these expenditures are unplanned. These projects together with our existing construction projects and other efforts of this type are subject to risks of cost overruns or delays inherent in any large construction project as a result of numerous factors, including the following:

•	shipyard unavailability;

•	shortages of equipment, materials or skilled labor for completion of repairs or upgrades to our equipment;

•	unscheduled delays in the delivery of ordered materials and equipment or shipyard construction;

•	financial or operating difficulties experienced by equipment vendors or the shipyard;

•	unanticipated actual or purported change orders;

•	local customs strikes or related work slowdowns that could delay importation of equipment or materials;

•	engineering problems, including those relating to the commissioning of newly designed equipment;

•	design or engineering changes;

•	latent damages or deterioration to the hull, equipment and machinery in excess of engineering estimates and assumptions;

•	work stoppages;

•	client acceptance delays;

•	weather interference, storm damage or other events of force majeure;

•	disputes with shipyards and suppliers;

•	shipyard failures and difficulties;

•	failure or delay of third-party equipment vendors or service providers;

•	unanticipated cost increases; and

•	difficulty in obtaining necessary permits or approvals or in meeting permit or approval conditions.

These factors may contribute to cost variations and delays in the delivery of our ultra-deepwater newbuilding drillships. Delays in the delivery of these newbuilding drillships or the inability to complete construction in accordance with their design specifications may, in some circumstances, result in a delay in employment contract commencement, resulting in a loss of revenue to us, and may also cause customers to renegotiate, terminate or shorten the term of a drilling contract for the drillship pursuant to applicable late delivery clauses. In the event of termination of one of these contracts, we may not be able to secure a replacement contract on as favorable terms or at all. Additionally, capital expenditures for drillship upgrades, refurbishment and construction projects could materially exceed our planned capital expenditures. Moreover, our drillships that may undergo upgrade, refurbishment and repair may not earn a dayrate during the periods they are out of service. In addition, in the event of a shipyard failure or other difficulty, we may be unable to enforce certain provisions under our newbuilding contracts such as our refund guarantee, to recover amounts paid as installments under such contracts. The occurrence of any of these events may have a material adverse effect on our results of operations, financial condition or cash flows.

As our current operating fleet is comprised of two ultra-deepwater drilling rigs and four drillships, we rely heavily on a small number of customers and the loss of a significant customer could have a material adverse impact on our financial results.

As of December 31, 2011, we had four customers for our current operating fleet of two ultra-deepwater drilling rigs and four drillships and we are subject to the usual risks associated with having a limited number of customers for our services. Our two biggest customers represented 36% and 33% of our revenues during the fiscal year ended December 31, 2011, respectively, and our four customers represented 100% of our revenues during the year ended December 31, 2011. If these customers terminate, suspend or seek to renegotiate the contracts for drilling rigs, as they are entitled to do under various circumstances, or cease doing business, our results of operations and cash flows could be adversely affected. Although we expect that a limited number of customers will continue to generate a substantial portion of our revenues, we will have to expand our pool of customers as we take delivery of our three newbuilding drillships and further grow our business. See "Item 4. Information on the Company—B. Business Overview—Our customers."

Currently, our revenues depend on two ultra-deepwater drilling rigs and four drillships, which are designed to operate in harsh environments. The damage or loss of any of our drilling units could have a material adverse effect on our results of operations and financial condition.

Our revenues are dependent on the drilling rig Leiv Eiriksson, which is currently operating offshore the Falkland Islands, the drilling rig Eirik Raude, which is currently operating offshore the Ivory Coast, the drillships Ocean Rig Corcovado and Ocean Rig Mykonos, which are currently acceptance testing under contracts for drilling operations offshore Brazil and are scheduled to commence drilling operations under the contracts in March 2012, the Ocean Rig Olympia, which is currently operating offshore Ghana and the Ocean Rig Poseidon, which is currently operating offshore Tanzania. Our drilling units may be exposed to risks inherent in deepwater drilling and operating in harsh environments that may cause damage or loss. The drilling of oil and gas wells, particularly exploratory wells where little is known of the subsurface formations involves risks, such as extreme pressure and temperature, blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions, pollution and natural disasters such as hurricanes and tropical storms. In addition, offshore drilling operations are subject to perils peculiar to marine operations, either while on-site or during mobilization, including capsizing, sinking, grounding, collision, marine life infestations, and loss or damage from severe weather. The replacement or repair of a rig or drillship could take a significant amount of time, and we may not have any right to compensation for lost revenues during that time. As long as we have only six drilling units in operation, loss of or serious damage to one of the drilling units could materially reduce our revenues for the time that drilling unit is out of operation. In view of the sophisticated design of the drilling units, we may be unable to obtain a replacement unit that could perform under the conditions that our drilling units are expected to operate, which could have a material adverse effect on our results of operations and financial condition.

We are subject to certain risks with respect to our counterparties, including under our drilling contracts, and failure of these counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We enter into drilling services contracts with our customers, newbuilding contracts with shipyards, interest rate swap agreements and forward exchange contracts, and have employed and may employ our drilling rigs and newbuild drillships on fixed-term and well contracts. Our drilling contracts, newbuilding contracts, and hedging agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the offshore contract drilling industry, the overall financial condition of the counterparty, the dayrates received for specific types of drilling rigs and drillships and various expenses. In addition, in depressed market conditions, our customers may no longer need a drilling unit that is currently under contract or may be able to obtain a comparable drilling unit at a lower dayrate. As a result, customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under an agreement with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Some of our offshore drilling contracts may be terminated early due to certain events.

Some of our customers have the right to terminate our drilling contracts upon the payment of an early termination or cancellation fee. However, such payments may not fully compensate us for the loss of the contract. In addition, our contracts permit our customers to terminate the contracts early without the payment of any termination fees under certain circumstances, including as a result of major non-performance, longer periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to piracy or force majeure events beyond our control.

In addition, during periods of challenging market conditions, our customers may no longer need a drilling unit that is currently under contract or may be able to obtain a comparable drilling unit at a lower dayrate.  As a result, we may be subject to an increased risk of our clients seeking to renegotiate the terms of their existing contracts or repudiate their contracts, including through claims of non-performance. Our customers' ability to perform their obligations under their drilling contracts with us may also be negatively impacted by the prevailing uncertainty surrounding the development of the world economy and the credit markets. If our customers cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, it could adversely affect our consolidated statement of financial position, results of operations or cash flows.

If our drilling units fail to maintain their class certification or fail any annual survey or special survey, that drilling unit would be unable to operate, thereby reducing our revenues and profitability and violating certain covenants under our credit facilities.

Every drilling unit must be "classed" by a classification society. The classification society certifies that the drilling unit is "in-class," signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. Both our drilling rigs are certified as being "in class" by Det Norske Veritas. Each of our operating drillships is certified as being "in class" by American Bureau of Shipping. The Leiv Eiriksson was credited with completing its last Special Periodical Survey in April 2011 and the Eirik Raude completed the same in 2007.  The Eirik Raude is due for its next Special Periodical Survey in the third quarter 2012, while our four drillships are due for their first Special Periodical Survey in 2016. Our seventh generation hulls are due for their first Special Periodical Survey in 2018. If any drilling unit does not maintain its class and/or fails any annual survey or special survey, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our credit facilities. Any such inability to carry on operations or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Our drilling units, including our seventh generation hulls following their delivery to us, may suffer damage and we may face unexpected yard costs, which could adversely affect our cash flow and financial condition.

If our drilling units, including our seventh generation hulls following their delivery to us, suffer damage, they may need to be repaired at a yard. The costs of yard repairs are unpredictable and can be substantial. The loss of earnings while our drilling units are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay dry docking costs not covered by our insurance.

We may not be able to maintain or replace our drilling units as they age.

The capital associated with the repair and maintenance of our fleet increases with age. We may not be able to maintain our existing drilling units to compete effectively in the market, and our financial resources may not be sufficient to enable us to make expenditures necessary for these purposes or to acquire or build replacement drilling units.

We may have difficulty managing our planned growth properly.

We intend to continue to grow our fleet and we may exercise one or more of our purchase options to purchase up to an additional three newbuilding drillships. Our future growth will primarily depend on our ability to:

•	locate and acquire suitable drillships;

•	identify and consummate acquisitions or joint ventures;

•	enhance our customer base;

•	locate and retain suitable personnel for our fleet;

•	manage our expansion; and

•	obtain required financing on acceptable terms.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We may experience operational challenges as we begin operating our new drillships which may result in low earnings efficiency and/or reduced dayrates compared to maximum dayrates. We may be unable to successfully execute our growth plans or we may incur significant expenses and losses in connection with our future growth which would have an adverse impact on our financial condition and results of operations.

The market value of our current drilling units, and any drilling units we may acquire in the future, may decrease, which could cause us to incur losses if we decide to sell them following a decline in their values or accounting charges that may affect our ability to comply with our loan agreement covenants.

If the offshore contract drilling industry suffers adverse developments in the future, the fair market value of our drilling units may decline. The fair market value of the drilling units we currently own or may acquire in the future may increase or decrease depending on a number of factors, including:

•	prevailing level of drilling services contract dayrates;

•	general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;

•	types, sizes and ages of drilling units;

•	supply and demand for drilling units;

•	costs of newbuildings;

•	governmental or other regulations; and

•	technological advances.

In the future, if the market values of our drilling units deteriorate significantly, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If we sell any drilling unit when drilling unit prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the drilling unit's carrying amount on our financial statements, resulting in a loss. Additionally, any such deterioration in the market values of our drilling units could trigger a breach of certain financial covenants under our credit facilities and our lenders may accelerate loan repayments. Such a charge, loss or repayment could materially and adversely affect our business prospects, financial condition, liquidity, and results of operations.

Because we generate most of our revenues in U.S. Dollars, but incur a significant portion of our employee salary and administrative and other expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

Our principal currency for our operations and financing is the U.S. Dollar. A substantial portion of the operating dayrates for the drilling units, our principal source of revenues, are quoted and received in U.S. Dollars; however, a portion of our revenue under our contracts with Petroleo Brasileiro S.A., or Petrobras Brazil, for the Ocean Rig Corcovado and the Ocean Rig Mykonos will be receivable in Brazilian Real following the commencement of drilling operations under the contract for the Ocean Rig Corcovado and the Ocean Rig Mykonos in March 2012. The principal currency for operating expenses is also the U.S. Dollar; however, a significant portion of employee salaries and administration expenses, as well as parts of the consumables and repair and maintenance expenses for the drilling rigs, may be paid in Norwegian Kroner (NOK), Great British Pounds (GBP), Canadian dollars (CAD), Euros (EUR) or other currencies depending in part on the location of our drilling operations. For the year ended December 31, 2011, approximately 59% of our expenses were incurred in currencies other than the U.S. Dollars. This exposure to foreign currency could lead to fluctuations in net income and net revenue due to changes in the value of the U.S. Dollar relative to the other currencies. Revenues paid in foreign currencies against which the U.S. Dollar rises in value can decrease, resulting in lower U.S. Dollar denominated revenues. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase, resulting in higher U.S. Dollar denominated expenses. We have employed derivative instruments in order to economically hedge our currency exposure; however, we may not be successful in hedging our future currency exposure and our U.S. Dollar denominated results of operations could be materially and adversely affected upon exchange rate fluctuations determined by events outside of our control.

We are dependent upon key management personnel.

Our operations depend to a significant extent upon the abilities and efforts of our key management personnel. The loss of our key management personnel's service to us could adversely affect our efforts to obtain employment for our drillships and discussions with our lenders and, therefore, could adversely affect our business prospects, financial condition and results of operations. We do not currently, nor do we intend to, maintain "key man" life insurance on any of our personnel.

Failure to attract or retain key personnel, labor disruptions or an increase in labor costs could adversely affect our operations.

We require highly skilled personnel to operate and provide technical services and support for our business in the offshore drilling sector worldwide. As of December 31, 2011, we employed 1,305 employees, the majority of whom are full-time crew employed on our drilling units. Under certain of our employment contracts, we are required to have a minimum number of local crew members on our drillships. We will need to recruit additional qualified personnel as we take delivery on our newbuilding drillships. Competition for the labor required for drilling operations has intensified as the number of rigs activated, added to worldwide fleets or under construction has increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. If turnover increases, we could see a reduction in the experience level of our personnel, which could lead to higher downtime, more operating incidents and personal injury and other claims, which in turn could decrease revenues and increase costs. In response to these labor market conditions, we are increasing efforts in our recruitment, training, development and retention programs as required to meet our anticipated personnel needs. If these labor trends continue, we may experience further increases in costs or limits on our offshore drilling operations.

Currently, none of our employees are covered by collective bargaining agreements. In the future, some of our employees or contracted labor may be covered by collective bargaining agreements in certain jurisdictions such as Brazil, Nigeria, Norway and the United Kingdom. As part of the legal obligations in some of these agreements, we may be required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals could be working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. Labor disruptions could hinder our operations from being carried out normally and if not resolved in a timely cost-effective manner, could have a material impact our business. If we choose to cease operations in one of those countries or if the market conditions reduce the demand for our drilling services in such a country, we would incur costs, which may be material, associated with workforce reductions.

Our operating and maintenance costs with respect to our offshore drilling units will not necessarily fluctuate in proportion to changes in operating revenues, which may have a material adverse effect on our results of operations, financial condition and cash flows.

Operating revenues may fluctuate as a function of changes in supply of offshore drilling units and demand for contract drilling services, which, in turn, affect dayrates and the utilization and performance of our drilling units. However, costs for operating drilling units are generally fixed regardless of the dayrate being earned. Therefore, our operating and maintenance costs with respect to our offshore drilling units will not necessarily fluctuate in proportion to changes in operating revenues. In addition, should our drilling units incur idle time between contracts, we typically will not de-man those drilling units but rather use the crew to prepare the units for its next contract. During times of reduced activity, reductions in costs may not be immediate, as portions of the crew may be required to prepare rigs for stacking, after which time the crew members are assigned to active rigs or dismissed. In addition, as our drilling units are mobilized from one geographic location to another, labor and other operating and maintenance costs can vary significantly. In general, labor costs increase primarily due to higher salary levels and inflation. Equipment maintenance expenses fluctuate depending upon the type of activity the unit is performing and the age and condition of the equipment. Contract preparation expenses vary based on the scope and length of contract preparation required and the duration of the firm contractual period over which such expenditures are incurred. If we experience increased operating costs without a corresponding increase in earnings, this may have a material adverse effect on our results of operations, financial condition and cash flows.

In the event Samsung does not perform under its agreements with us and we are unable to enforce certain refund guarantees, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

As of December 31, 2011, we have paid an aggregate of $726.7 million to Samsung in connection our seventh generation hulls under construction, with a estimated total project cost, excluding financing costs, of between $668.0 million and $678.0 million per drillship. In addition, we have options under our contract with Samsung to construct up to three additional seventh generation, ultra-deepwater drillships, with an estimated total project cost per drillship of between $668.0 million and $678.0 million, excluding financing costs and assuming these drillships are built with the same specifications as our seventh generation hulls under construction. We also paid $99.0 million to DryShips in order to novate this contract to us. In addition, we paid deposits totaling $20.0 million to Samsung in the first quarter of 2011 to maintain favorable costs and yard slot timing under the option contract.

In the event Samsung does not perform under its agreements with us and we are unable to enforce certain refund guarantees with third party bankers due to an outbreak of war, bankruptcy or otherwise, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

Military action, other armed conflicts, or terrorist attacks have caused significant increases in political and economic instability in geographic regions where we operate and where the newbuilding drillships are being constructed.

Military tension involving North and South Korea, the Middle East, Africa and other attacks, threats of attacks, terrorism and unrest, have caused instability or uncertainty in the world's financial and commercial markets and have significantly increased political and economic instability in some of the geographic areas where we operate and where we have contracted with Samsung to build our three newbuilding drillships.  Acts of terrorism and armed conflicts or threats of armed conflicts in these locations could limit or disrupt our operations, including disruptions resulting from the cancellation of contracts or the loss of personnel or assets.  In addition, any possible reprisals as a consequence of ongoing military action in the Middle East, such as acts of terrorism in the United States or elsewhere, could materially and adversely affect us in ways we cannot predict at this time.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

As of December 31, 2011, we had entered into interest rate swaps for the purpose of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which was drawn at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Our existing interest rate swaps as of December 31, 2011 do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes. We recognize fluctuations in the fair value of these contracts in our statement of operations. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements, under which loans have been advanced at a floating rate based on LIBOR and for which we have not entered into an interest rate swap or other hedging arrangement. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. At December 31, 2011, the fair value of our interest rate swaps was a liability of $92.8 million.

In addition, during February 2012, we entered into additional interest rate swap agreements to hedge our exposure to interest rate fluctuations applicable to indebtedness under our $800.0 million senior secured term loan agreement by fixing our three-month LIBOR rates at approximately 0.9% up to April 2016. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Swap agreements."

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We conduct our worldwide drilling operations through various subsidiaries. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to its financial results. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our operating subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in the United States, Canada, the U.K., Turkey, Angola, Cyprus, Korea, Ghana or Norway, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from these operations could be materially adversely affected.

Our subsidiaries may be subject to taxation in the jurisdictions in which their offshore drilling activities are conducted. Such taxation would result in decreased earnings available to our shareholders.

Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of the common shares arising in an investor's particular situation under U.S. federal, state, local or foreign law.

United States tax authorities may treat us as a "passive foreign investment company" for United States federal income tax purposes, which may have adverse tax consequences to U.S. shareholders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income". For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We do not believe that we are currently a PFIC, although certain of our wholly-owned subsidiaries may be or have been classified as PFICs at any time through the conclusion of the 2008 taxable year.  Based on our current operations and future projections, we do not believe that we or any of our subsidiaries have been, are or will be a PFIC with respect to any taxable year beginning with the 2009 taxable year.

However, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we or one of our subsidiaries is a PFIC.  Moreover, no assurance can be given that we or one of our subsidiaries would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of its operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation—U.S. Federal Income Tax Considerations"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of the common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the common shares. In the event that our shareholders face adverse U.S. tax consequences as a result of investing in our common shares, this could adversely affect our ability to raise additional capital through the equity markets.  See "Taxation—U.S. Federal Income Tax Considerations" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases, insurers may not remain solvent and policies may not be located.

Investor confidence and the market price of our common shares may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

As an operating subsidiary of DryShips, we have implemented procedures in order to meet the evaluation requirements of Rules 13a-15(c) and 15d-15(c) under the Securities Exchange Act of 1934, or the Exchange Act, for the assessment under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. Section 404 requires us to include in our annual reports on Form 20-F (i) our management's report on, and assessment of, the effectiveness of our internal controls over financial reporting and (ii) our independent registered public accounting firm's attestation to and report on the effectiveness of our internal controls over financial reporting in our annual report. If we fail to maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common shares.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our second amended and restated articles of incorporation and second amended and restated bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

It may not be possible for investors to enforce U.S. judgments against us.

We and all of our subsidiaries are incorporated in jurisdictions outside the United States and a substantial portion of our assets and those of our subsidiaries are located outside the United States. In addition, all of our directors and officers reside outside the United States and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries and directors and officers are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries and directors and officers based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries and directors and officers based on those laws.

We depend on directors who are associated with affiliated companies which may create conflicts of interest.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders However, our Chairman, President and Chief Executive Officer, Mr. George Economou, is also the Chairman, President and Chief Executive Officer of DryShips, our parent company, and has significant shareholdings in DryShips. In addition, effective January 1, 2012, Mr. Pankaj Khanna was appointed as our Chief Marketing Officer. Mr. Pankaj Khanna also serves as the Chief Operating Officer of DryShips. Messrs. Economou and Khanna have fiduciary duties to manage the business of DryShips in a manner beneficial to DryShips and its shareholders and may have conflicts of interest in matters involving or affecting us and our customers or shareholders. In addition Messrs. Economou and Khanna may have conflicts of interest when faced with decisions that could have different implications for DryShips than they do for us. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

In addition, Cardiff Marine Inc., or Cardiff, has been engaged by DryShips to provide services relating to our drilling units, under the Global Services Agreement.  70% of the issued and outstanding capital stock of Cardiff is owned by a foundation which is controlled by Mr. Economou. The remaining 30% of the issued and outstanding capital stock of Cardiff is owned by a company controlled by the sister of Mr. Economou, who is also a director of DryShips. Vivid Finance Ltd., a company controlled by Mr. Economou, has been engaged by DryShips to act as a consultant on financing matters for DryShips and its subsidiaries, including us.  See "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions." If any of these conflicts of interest are not resolved in our favor, this could have a material adverse effect on our business.

We have recently incurred increased costs as a result of being public company.

On August 26, 2011, the U.S. Securities and Exchange Commission, or the SEC, declared effective our registration statement on Form F-4 and on October 6, 2011, our common shares began "regular way" trading on the NASDAQ Global Select Market. From the date that the registration statement was declared effective, we have been a public reporting company. As a public company, we incur significant legal, accounting, investor relations and other expenses that we did not previously incur. In addition, we are subject to the provisions of Sarbanes-Oxley and SEC rules and stock exchange requirements. These rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We estimate that we will have increased costs of approximately $0.7 million per year as a public company.

Risks Relating to Our Common Shares

We cannot assure you that an active and liquid public market for our common shares will continue.

Our common shares commenced "regular way" trading on the NASDAQ Global Select Market on October 6, 2011 and commenced trading in the Norwegian OTC market maintained by the Norwegian Security Dealers Association in December 2010. We cannot assure you that an active and liquid public market for our common shares will continue.

Since 2008, the U.S. stock market has experienced extreme price and volume fluctuations.  In addition, the offshore drilling industry has been highly unpredictable and volatile. If the volatility in the market or the offshore drilling industry continues or worsens, it could have an adverse effect on the market price of our common stock and may impact a potential sale price if holders of our common stock decide to sell their shares.

The market price of our common stock may be influenced by many factors, many of which are beyond our control, including those described above in "—D. Risk factors" and the following:

•	actual or anticipated variations in our operating results;

•	changes in our cash flow, EBITDA or earnings estimates;

•	changes in the price of oil;

•	publication of research reports about us or the industry in which we operate;

•	increases in market interest rates that may lead purchasers of common shares to demand a higher expected yield which, would mean our share price would fall;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community;

•	terrorist attacks

•	economic and regulatory trends; and

•	general market conditions.

As a result of these and other factors, investors in our common stock may not be able to resell their shares at or above the price they paid for such shares or at all. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Future sales of our common shares could have an adverse effect on our share price.

In order to finance the currently contracted and future growth of our fleet, we will have to incur substantial additional indebtedness and possibly issue additional equity securities. Future common share issuances, directly or indirectly through convertible or exchangeable securities, options or warrants, will generally dilute the ownership interests of our existing common stockholders, including their relative voting rights, and could require substantially more cash to maintain the then existing level, if any, of our dividend payments to our common stockholders, as to which no assurance can be given.  Preferred shares, if issued, will generally have a preference on dividend payments, which could prohibit or otherwise reduce our ability to pay dividends to our common stockholders. Our debt will be senior in all respects to our common shares, will generally include financial and operating covenants with which we must comply and will include acceleration provisions upon defaults thereunder, including our failure to make any debt service payments, and possibly under other debt.  Because our decision to issue equity securities or incur debt in the future will depend on a variety of factors, including market conditions and other matters that are beyond our control, we cannot predict or estimate the timing, amount or form of our capital raising activities in the future.  Such activities could, however, cause the price of our common shares to decline significantly.

As of March 6, 2012, DryShips owned 97,301,755 of our common shares. The common shares held by DryShips are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and may not be transferred unless they have been registered under the Securities Act or an exemption from registration is available. Upon satisfaction of certain conditions, Rule 144 permits the sale of certain amounts of restricted securities six months following the date of acquisition of the restricted securities from us.

In addition, in connection with the acquisition by DryShips of a majority interest in OceanFreight Inc., or OceanFreight, from entities affiliated with the Chief Executive Officer of OceanFreight, which occurred on August 24, 2011, the transferee of the sellers under the purchase agreement acquired 1,570,226 of our common shares, which are "restricted securities" within the meaning of Rule 144 under the Securities Act. Pursuant to the terms of the purchase agreement, the shares acquired by such transferee were subject to a six-month restriction on post-acquisition transfer, which expired in February 2012.

As our common shares become eligible for sale under Rule 144, the volume of sales of our common shares on applicable securities markets may increase, which could reduce the market value of our common shares.

DryShips, our parent company, controls the outcome of matters on which our shareholders are entitled to vote.

As of March 6, 2012, DryShips owned approximately 73.9% of our outstanding common shares. DryShips will control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. DryShips's interests may be different from your interests and the commercial goals of DryShips as a shareholder, and our goals, may not always be aligned.  The substantial equity interests owned by DryShips may make it more difficult for us to maintain our business independence from other companies owned by DryShips and DryShips's affiliates.

Anti-takeover provisions contained in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our securities.

Several provisions of our second amended and restated articles of incorporation and second amended and restated bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue "blank check" preferred shares without shareholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•
authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding common shares entitled to vote generally in the election of directors;

•	limiting the persons who may call special meetings of shareholders ; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

In addition, we entered into an Amended and Restated Stockholder Rights Agreement that makes it more difficult for a third party to acquire us without the support of our board of directors. Under the Amended and Restated Stockholder Rights Agreement, our board of directors declared a dividend of one preferred share purchase right, or a right, to purchase one one-thousandth of a share of our Series A Participating Preferred Shares for each of our outstanding common shares. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Shares. The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors will be able to approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors.

Although the BCA does not contain specific provisions regarding "business combinations" between corporations organized under the laws of the Republic of Marshall Islands and "interested shareholders," our second amended and restated articles of incorporation include provisions that prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•
prior to the date of the transaction in which the person became an interested shareholder, our board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced;

•
at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; or

•	the shareholder became an interested shareholder prior to the consummation of our initial public offering under the Securities Act.

For purposes of these provisions, a "business combination" includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an "interested shareholder" is any person or entity that beneficially owns 15% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity, other than DryShips, provided, however, that the term "interested shareholder" does not include any person whose ownership of shares in excess of the 15% limitation is the result of action taken solely by us; provided that such person shall be an interested shareholder if thereafter such person acquires additional shares of our voting shares, except as a result of further action by us not caused, directly or indirectly, by such person. Further, the term "business combination", when used in reference to us and any "interested shareholder" does not include any transactions for which definitive agreements were entered into prior to May 3, 2011, the date the second amended and restated articles of incorporation were filed with the Republic of the Marshall Islands.

Item 4.	Information on the Company

A.              History and development of the company

Ocean Rig UDW Inc., a corporation organized under the laws of the Republic of the Marshall Islands, was formed on December 10, 2007 under the name Primelead Shareholders Inc. Primelead Shareholders Inc. was formed in December 2007 for the purpose of acquiring the shares of our predecessor, Ocean Rig ASA, which was incorporated in September 1996 under the laws of Norway. We acquired control of Ocean Rig ASA on May 14, 2008.  Prior to the private placement of our common shares in December 2010, discussed below, we were a wholly-owned subsidiary of DryShips. Our shares commenced "regular way" trading on the NASDAQ Global Select Market under the symbol "ORIG" on October 6, 2011. As of March 6, 2012, DryShips owned approximately 73.9% of our outstanding common shares. Each of our drilling units is owned by a separate wholly-owned vessel-owning subsidiary.

We maintain our principal executive offices at 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus and our telephone number at that address is +357 22767517. Our website address is www.ocean-rig.com. Information contained on our website does not constitute part of this annual report.

Business Development

In March 2009, DryShips contributed to us all of its equity interests in the newbuilding vessel-owning companies of the Ocean Rig Poseidon and Ocean Rig Mykonos. In May 2009, we acquired the equity interests of Drillships Holdings Inc., the owner of the Ocean Rig Corcovado and the Ocean Rig Olympia, from third parties and entities affiliated with our Chairman, President and Chief Executive Officer and, in exchange, we issued to the sellers common shares equal to 25% of our total issued and outstanding common shares as of May 15, 2009. In connection with the acquisition the Ocean Rig Corcovado and the Ocean Rig Olympia, we incurred debt obligations of $230.0 million, which has been repaid in full.  In July 2009, DryShips acquired the remaining 25% of our total issued and outstanding capital stock from the minority interests held by third parties and entities controlled by our Chairman, President and Chief Executive Officer for a $50.0 million cash payment and the issuance of DryShips Series A Convertible Preferred Shares with an aggregate face value of $280.0 million, following which we became a wholly-owned subsidiary of DryShips.

On December 21, 2010, we completed the sale of an aggregate of 28,571,428 of our common shares (representing approximately 22% of our outstanding common shares) in an offering made to both non-U.S. persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act at a price of $17.50 per share. We refer to this offering, which includes the sale of 1,871,428 common shares pursuant to the managers' exercise of their option to purchase additional shares, as the private offering. A company controlled by our Chairman, President and Chief Executive Officer, Mr. Economou, purchased 2,869,428 common shares, or 2.38% of our outstanding common shares, in the private offering at the offering price of $17.50 per share. We received approximately $488.3 million of net proceeds from the private offering, of which we used $99.0 million to purchase an option contract from DryShips, our parent company, for the construction of up to four additional ultra-deepwater drillships, as described below. We applied the remaining proceeds to partially fund remaining construction installment payments for our newbuilding drillships and general corporate purposes. Following the completion of the private offering described above, DryShips owned approximately 78% of our outstanding common shares.

On April 27, 2011, we completed the issuance of $500.0 million aggregate principal amount of 9.5% senior unsecured notes due 2016 offered in a private placement. The net proceeds from the notes offering of approximately $487.5 million were used to finance our newbuilding drillships program and for general corporate purposes. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Credit facilities—9.5% senior unsecured notes due 2016."

On May 3, 2011, following approval by our board of directors and shareholders, we amended and restated our amended and restated articles of incorporation to, among other things, increase our authorized share capital to 1,000,000,000 common shares and 500,000,000 shares of preferred stock, each with a par value of $0.01 per share.

On August 26, 2011, we commenced an offer to exchange up to 28,571,428 shares of our new common stock that were registered under the Securities Act pursuant to a registration statement on Form F-4 (Registration No. 333-175940), for an equivalent number of our common shares previously sold in the private offering in December 2010, or the Exchange Offer. On September 29, 2011, an aggregate of 28,505,786 common shares were exchanged in the Exchange Offer.

On October 5, 2011, DryShips completed the partial spin off of our Company by distributing an aggregate of 2,967,291 common shares of the Company, representing approximately a 2.25% stake in the Company, after giving effect to the treatment of fractional shares, on a pro rata basis to DryShips's shareholders of record as of September 21, 2011. In lieu of fractional shares, DryShips's transfer agent aggregated all fractional shares that would otherwise be distributable to DryShips's shareholders and sold a total of 105 common shares on behalf of those shareholders who would otherwise be entitled to receive a fractional share of our Company. Following the distribution, each such shareholder received a cash payment in an amount equal to its pro rata share of the total net proceeds of the sale of fractional shares. On September 19, 2011, our common shares commenced "when issued" trading on the NASDAQ Global Select Market under the ticker "ORIGV." Our common shares commenced "regular way" trading on the NASDAQ Global Select Market under the ticker symbol "ORIG" on October 6, 2011.

With effect as of January 1, 2012, Mr. Pankaj Khanna was appointed as our Chief Marketing Officer.  Mr. Khanna also serves as the Chief Operating Officer of DryShips.

As of March 6, 2012, Dryships owned approximately 73.9% of our common shares. On November 3, 2011, the merger of Pelican Stockholdings Inc., a wholly-owned subsidiary of DryShips, and OceanFreight was completed, following approval by shareholders of OceanFreight at a special meeting of shareholders held on November 3, 2011. Following the completion of the merger, OceanFreight is a wholly-owned subsidiary of DryShips. We refer to this transaction as the OceanFreight merger. Under the terms of the merger agreement, OceanFreight shareholders received $11.25 cash and 0.52326 of a share of our common stock per share of OceanFreight common stock previously owned. Our common shares that comprised the stock portion of the merger consideration were previously outstanding shares that were owned by DryShips. Following the closing of the merger, DryShips transferred $33.1 million in cash and 1,541,159 shares of our common stock to shareholders of OceanFreight, other than the entities controlled by Mr. Anthony Kandylidis, as described below.  Prior to the completion of the merger, on August 24, 2011, Dryships acquired from entities controlled by Mr. Anthony Kandylidis, the Chief Executive Officer of OceanFreight, all of their shares of OceanFreight, representing a majority of the outstanding shares of OceanFreight, for the same consideration per share that the OceanFreight shareholders received in the OceanFreight merger. Mr. Kandylidis is the son of one of the directors of DryShips and the nephew of DryShips's and our Chairman and Chief Executive Officer, Mr. George Economou. Pursuant to the purchase and sale agreement, the Company's shares paid by DryShips to the entities controlled by Mr. Kandylidis were subject to a six-month lock-up period that expired in February 2012.

Capital Expenditures

During the years ended December 31, 2009, 2010 and 2011 and during 2012 to date, our principal capital expenditures related to construction and construction-related expenses in connection with the construction of our sixth generation ultra-deepwater drillships, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, which were delivered to us on January 3, 2011, March 30, 2011, July 28, 2011 and September 30, 2011, respectively, and our seventh generation hulls, which are scheduled to be delivered in July 2013, September 2013 and November 2013, respectively. For more information on our seventh generation hulls under construction, please see "—B. Business Overview— Newbuilding drillships and options to purchase new building drillships."

The total cost of construction and construction related expenses for the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos amounted to approximately $755.7 million, $756.9 million, $791.8 million and $784.4 million, respectively. Construction related expenses include equipment purchases, commissioning, supervision and commissions to related parties, excluding financing costs.

The estimated total project cost per drillship for our seventh generation hulls under construction, excluding financing costs, ranges between $668 million and $678 million, consisting of $608.0 million of construction costs, upgrade costs to the existing drillship specifications of between $10.0 million and $20.0 million and construction-related expenses of $50.0 million. Construction-related expenses include equipment purchases, commissioning, supervision and commissions to related parties, excluding financing costs and fair value adjustments. As of December 31, 2011, we made pre-delivery payments for these three newbuilding drillships amounting to $726.7 million in the aggregate, which we financed with operating cash.  The remaining total construction payments for these drillships, excluding financing costs, amounted to approximately $1.3 billion in the aggregate, consisting of the following:

(In millions)
NB #1 (TBN)
Construction payments	$377.2
Other construction-related expenses (excluding financing costs)	$50.0
NB #2 (TBN)
Construction payments	$376.3
Other construction-related expenses (excluding financing costs)	$50.0
NB #3 (TBN)
Construction payments	$385.9
Other construction-related expenses (excluding financing costs)	$50.0

We have not yet arranged financing for the remaining construction and construction-related payments relating to the seventh generation hulls, which are due upon the delivery of the drillships in 2013. We plan to finance these capital expenditures with new debt or equity financing which we will seek to secure at a date closer to the delivery dates for the drillships.

B.        Business Overview

We are an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. We seek to utilize our high-specification drilling units to the maximum extent of their technical capability and we believe that we have earned a reputation for operating performance excellence.

We currently own and operate two modern, fifth generation ultra-deepwater semisubmersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and four sixth generation advanced capability ultra-deepwater drillships, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, delivered in January 2011, March 2011, July 2011 and September 2011, respectively, by Samsung. Our sixth generation advanced capability ultra-deepwater drillships are "sister-ships," constructed by Samsung to the same high-quality vessel design and specifications and are capable of drilling in water depths of 10,000 feet.

We have additional newbuilding contracts with Samsung for the construction of our three seventh generation hulls. These three newbuilding drillships are currently scheduled for delivery in July 2013, September 2013 and November 2013, respectively. The design of our seventh generation hulls reflects additional enhancements that, with the purchase of additional equipment, will enable the drillships to drill in water depths of 12,000 feet. We currently have a team overseeing the construction of the three newbuilding drillships at Samsung to help ensure that those drillships are built on time, to our exact vessel specifications and on budget, as was the case for our four operating drillships.

We believe that the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, as well as our three seventh generation hulls, are among the most technologically advanced drillships in the world. The S10000E design, used for our operating drillships, was originally introduced in 1998 and, including our four existing drillships, a total of 54 drillships have been ordered using this base design, which has been widely accepted by customers, of which 31 have been delivered, as of February 2012, including the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos. Among other technological enhancements, our drillships are equipped with dual activity drilling technology, which involves two drilling systems using a single derrick that permits two drilling-related operations to take place simultaneously. We estimate this technology saves between 15% and 40% in drilling time, depending on the well parameters. Each of our  drillships is capable of drilling 40,000 feet at water depths of 10,000 feet and our seventh generation hulls will have the capacity to drill 40,000 feet at water depths of 12,000 feet.

Our Fleet

Set forth below is summary information concerning our offshore drilling units as of March 6, 2012.

Unit	Year Built or Scheduled Delivery / Generation	Water Depth to the Wellhead (ft)	Drilling Depth to the Oil Field (ft)	Customer	Contract Term	Maximum Dayrate	Drilling Location
Existing Drilling Rigs
Leiv Eiriksson	2001 / 5th	7,500	30,000	Borders & Southern plc	Q4 2011 – Q3 2012	$530,000	Falkland Islands
				Rig Management Norway AS (2)	Q4 2012 or Q1 2013 – Q4 2015 or Q1 2016	$545,000	Norwegian Continental Shelf
Eirik Raude	2002 / 5th	10,000	30,000	Anadarko Cote d'Ivoire Company	Q1 2012 – Q2 2012	$535,000	Ivory Coast
				Ophir Services Pty Ltd	Q2 2012 – Q3 2012	$647,651	Equatorial Guinea
Existing Drillships
Ocean Rig Corcovado (1)	2011 / 6th	10,000	40,000	Petróleo Brasileiro S.A.	Q1 2012 – Q1 2015	$456,000 (3)	Brazil
Ocean Rig Olympia (1)	2011 / 6th	10,000	40,000	Tullow Ghana Limited	Q2 2011 – Q2 2012	$498,000	West Africa
Ocean Rig Poseidon (1)	2011 / 6th	10,000	40,000	Petrobras Tanzania Limited	Q3 2011 – Q2 2013	$632,000 (4)	Tanzania and West Africa

Ocean Rig Mykonos (1)	2011 / 6th	10,000	40,000	Petróleo Brasileiro S.A.	Q1 2012 – Q1 2015	$451,000 (3)	Brazil
Newbuilding Drillships
NB #1 (TBN) (1)	Q3 2013 / 7th	12,000	40,000
NB #2 (TBN) (1)	Q3 2013 / 7th	12,000	40,000
NB #3 (TBN) (1)	Q4 2013 / 7th	12,000	40,000
Optional Newbuilding Drillships (5)
NB Option #1 (1)	Q4 2014 / 7th	12,000	40,000
NB Option #2 (1)	7th	12,000	40,000
NB Option #3 (1)	7th	12,000	40,000
________________

(1)	Represents "sister ship" vessels built to the same or similar design and specifications.
(2)	Rig Management Norway is the coordinator for the consortium under the contract.
(3)
Approximately 20% of the maximum dayrates are service fees paid to us in Brazilian Real (R$).  The maximum dayrate disclosed in this table and elsewhere in this annual report is based on the March 6, 2012 exchange rate of R$ 1.75:$1.00.

(4) (5)	Maximum dayrate includes the operating dayrate of $586,000 plus the maximum performance bonus under the contract. Each of the options expires on April 2, 2012.

Employment of our fleet

The Leiv Eiriksson is currently employed under a contract with Borders & Southern plc, or Borders & Southern, for drilling operations offshore the Falkland Islands at a maximum operating dayrate of $530,000 and a $3.0 million mobilization fee payable upon commencement, as well as mobilization and demobilization fees, including fuel costs, of $15.4 million and $12.6 million, respectively. On May 19, 2011, Borders & Southern exercised its option to extend the contract from a two well program to drill an additional two wells, which it assigned to Falkland Oil and Gas Limited, or Falkland Oil and Gas. The estimated duration for the four-well contract, including mobilization/demobilization periods, is approximately 230 days, with the contract scheduled to expire in the third quarter of 2012.  The Eirik Raude was originally scheduled to commence this contract with Borders & Southern; however on May 5, 2011, we terminated the contract for the Eirik Raude and entered into a new contract for the Leiv Eiriksson on the same terms as the original contract for the Eirik Raude, with the exception of the fees payable upon mobilization and demobilization and certain other terms specific to the Leiv Eiriksson, including off-hire dates, period surveys and technical specifications. Following the completion of the contract with Borders & Southern, the Leiv Eiriksson is scheduled to commence a contract with a consortium coordinated by Rig Management Norway for the drilling of 15 wells on the Norwegian Continental Shelf at a maximum dayrate of $545,000, plus a mobilization fee of $70.0 million plus fuel to cover mobilization costs and upgrades to operate in the Norwegian Continental Shelf. The contract has a minimum duration of 1,070 days and includes three options of up to 6 wells each that must be exercised prior to the expiry of the firm contract period.

In January 2012, following the completion of the contract with Tullow Oil plc, or the Tullow Oil contract, discussed below, the Eirik Raude commenced a contract with Anadarko Cote d'Ivoire Company, or Anadarko, at a maximum dayrate of $535,000 for the drilling of two wells offshore West Africa. The term of the contract with Anadarko is approximately 100 days and the operator may extend the duration of the contract for an additional period or additional well or wells.  Prior to its commencement of the contract with Anadarko, the Eirik Raude was employed under a the Tullow Oil contract at a maximum dayrate of $665,000 for the drilling of one well offshore West Africa, which was amended to extend the contract term until mid-January 2012.  Following the completion of the contract with Anadarko, the Eirik Raude is scheduled to commence a contract with Ophir Services at a maximum dayrate of $647,651, which may be increased to $668,984 in the event we are required to recruit certain additional crew, for the drilling of three wells offshore Equatorial Guinea.  In addition, we are entitled to a mobilization fee of $568,400 per day, plus the cost of fuel, and a demobilization fee of $4.75 million; however, we are not entitled to the demobilization fee in the event the Eirik Raude engages in drilling operations with other companies in direct continuation of the contract with Ophir Services. The contract has an estimated duration of 60 days into the third quarter of 2012 and Ophir Services has the option to extend the contract term by one additional well, which is estimated to extend the duration of the contract by an additional 20 days.

The Ocean Rig Corcovado is currently employed under a three-year contract, plus a mobilization period, with Petróleo Brasileiro S.A., or Petrobras Brazil, for drilling operations offshore Brazil at a maximum dayrate of $456,000 (including service fees of $87,000 per day, based on the contracted rate of R$ 153,000 per day and the March 6, 2012 exchange rate of R$ 1.75: USD $1.00), plus a mobilization fee of $30.0 million. The Ocean Rig Corcovado is currently undergoing acceptance testing under the contract and is expected to commence drilling operations in March 2012. The contract is scheduled to be completed in the first quarter of 2015.

The Ocean Rig Olympia is currently operating under contracts to drill a total of five wells for exploration drilling offshore Ghana and the Ivory Coast at a maximum operating dayrate of $498,000 and a daily mobilization rate of $180,000, plus fuel costs.  The original counterparty to the contracts was Vanco Cote d'Ivoire Ltd. and Vanco Ghana Ltd, or collectively, Vanco.  On December 8, 2011, the remainder of the contracts was novated to Tullow Ghana.  The Ocean Rig Olympia is currently performing drilling operations under the contract in Ghana. In February 2012, we agreed with Tullow Ghana to extend the number of operational days under the contracts from 108 to 120 and increase the dayrate to $600,000 per day in the event drilling operations occur after April 7, 2012. The contracts are scheduled to expire at the end of May 2012.

The Ocean Rig Poseidon commenced a contract with Petrobras Tanzania, a company related to Petrobras Oil & Gas B.V., or Petrobras Oil & Gas, on July 29, 2011 for drilling operations in Tanzania and West Africa for a period of 544 days, plus a mobilization period, at a maximum dayrate of $632,000, including a bonus of up to $46,000. In addition, we are entitled to receive a separate dayrate of $422,500 for up to 60 days during relocation and a mobilization dayrate of  $317,000, plus the cost of fuel. The Ocean Rig Poseidon is currently performing drilling operations offshore Tanzania. The contract is scheduled to expire in April 2013.

The Ocean Rig Mykonos commenced a three-year contract, plus a mobilization period, with Petrobras Brazil, on September 30, 2011, for drilling operations offshore Brazil at a maximum dayrate of $451,000 (including service fees of $87,000 per day, based on the contracted rate of R$ 152,000 per day and the March 6, 2012 exchange rate of R$ 1.75: USD $1.00), plus a mobilization fee of $30.0 million. The Ocean Rig Mykonos is currently undergoing acceptance testing under the contract and is expected to commence drilling operations in March 2012. The contract is scheduled to expire in February 2015.

We have not yet arranged employment for our three seventh generation hulls under construction, which are scheduled to be delivered in July 2013, September 2013 and November 2013, respectively.

In addition, on February 9, 2012, Petrobras Brazil announced it awarded 15-year term charters to a consortium in which we are a participant, for five ultra-deepwater drilling units at an average day rate of $548,000.

Newbuilding drillships and options to purchase newbuilding drillships

On November 22, 2010, DryShips, our parent company, entered into a contract with Samsung that granted DryShips options for the construction of up to four additional ultradeepwater drillships, which would be "sister-ships" to our operating drillships with certain upgrades to vessel design and specifications. The option agreement required DryShips to pay a non-refundable slot reservation fee of $24.8 million per drillship. The option agreement was novated by DryShips to us on December 30, 2010, at a cost of $99.0 million, which we paid from the net proceeds of a private offering of our common shares that we completed in December 2010. In addition, we paid additional deposits totaling $20.0 million to Samsung in the first quarter of 2011 to maintain favorable costs and yard slot timing under the newbuild option contract.

On May 16, 2011, we entered into an addendum to the option contract with Samsung, pursuant to which Samsung granted us the option for the construction of up to two additional ultra deepwater drillships, which would be "sister-ships" to our operating drillships and our seventh generation hulls, with certain upgrades to vessel design and specifications. We did not pay slot reservation fees in connection with the entry into this addendum.

As of March 6, 2011, we had exercised three of the six options and, as a result, have entered into shipbuilding contracts for our seventh generation hulls with deliveries scheduled in July 2013, September 2013 and November 2013, respectively. We have made total payments of $726.7 million to the shipyard in connection with our exercise of the three newbuilding drillship options and payment of pre-delivery installments. The estimated total project cost per drillship, excluding financing costs, ranges between $668.0 million and $678.0 million, consisting of $608.0 million of construction costs, upgrade costs to the existing drillship specifications of between $10.0 million and $20.0 million and construction-related expenses of $50.0 million. These upgrades include a seven ram blowout preventer, or BOP, a dual mud system and, with the purchase of additional equipment, the capability to drill up to 12,000 feet water depth.

On January 27, 2012, we entered into a second addendum to our option contract with Samsung to extend the deadline for exercising the remaining three options for the construction of up to three additional seventh generation ultra-deepwater drillships from January 31, 2012 to April 2, 2012, with the first vessel being delivered in the fourth quarter of 2014 and the second and third vessels being delivered on the earliest available delivery dates based on the production schedule, as determined Samsung in its reasonable discretion. We estimate the total project cost per drillship for the remaining three optional drillships, excluding financing costs, to range between $668.0 million and $678.0 million, based on the construction expenses for our seventh generation hulls described above and assuming the drillships are built with the same specifications as the seventh generation hulls described above.

As part of the option contract novation from DryShips to us, described above, the benefit of the slot reservation fees passed to us. The amount of the slot reservation fees for the seventh generation hulls has been applied towards the drillship contract prices and the amount of the slot reservation fees applicable to one of the remaining three newbuilding drillship options will be applied towards the  respective drillship contract price if the option is exercised.

Management of our fleet

Our wholly-owned subsidiary, Ocean Rig AS, provides supervisory management services including onshore management, to our operating drilling rigs and drillships pursuant to separate management agreements entered into with each of the drilling unit-owning subsidiaries. In addition, Ocean Rig AS provides supervisory management services for our seventh generation hulls under construction.

Under the terms of these management agreements, Ocean Rig AS, through its offices in Stavanger, Norway, Aberdeen, United Kingdom and Houston, Texas, is responsible for, among other things, (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment of the drillships, and (iii) providing commercial, technical and operational management for the drillships.

Pursuant to the Global Services Agreement between DryShips and Cardiff, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, effective December 21, 2010, DryShips has engaged Cardiff to act as consultant on commercial, financial and corporate matters for the offshore drilling units operated by us. Under the Global Services Agreement, Cardiff, or its subcontractor, will (i) provide consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of DryShips and its subsidiaries, including our drilling units and (ii) identify, source, negotiate and arrange the sale or purchase of the offshore assets of DryShips and its subsidiaries, including our drilling units. In consideration of the services provided by Cardiff under the Global Services Agreement, DryShips will pay Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. We do not pay for services provided in accordance with this agreement. The costs of services we receive under the Global Services Agreement are expensed in our consolidated statement of operations or capitalized as directly attributable to construction costs under "Rig under construction". The payment by DryShips for services provided to us under the agreement is deemed an equity contribution to us and is recorded as shareholders' contribution to shareholders' equity. See "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Global Services Agreement."

The services provided by Ocean Rig AS and Cardiff overlap mainly with respect to negotiating shipyard orders and providing marketing for potential customers. Cardiff has an established reputation within the shipping industry, and has developed expertise and a network of strong relationships with shipbuilders and oil companies, which supplement the management capabilities of Ocean Rig AS.

The offshore drilling industry

The international offshore drilling market has seen an increased trend towards deepwater and ultra-deepwater exploration and subsequent development drilling. Due to the BP Macondo/Deepwater Horizon incident, there will be an increased focus by customers, governments and regulatory groups on technical and operational issues and the inherent risk of developing offshore fields in ultra-deepwater. This has resulted in the expectation that oil companies show a higher preference for modern, more technologically advanced units capable of drilling in these environments. Given the increasingly ageing floater fleet, industry sources believe a sustained demand in the market in the longer term will result in the need for replacements.

Our customers, which include oil super-majors and major integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. have experienced higher oil prices and significantly increased revenues over the last decade. The increase has been related to higher demand for oil and limited increases in available oil production to offset the growth in demand. Over the same period, the depletion rate for existing oil production has risen and replacement rates for oil reserves have fallen for most oil producers, highlighting the shortfall in exploration and production spending to meet future demand and replace existing reserves. In response to this development, oil producers, particularly super-majors, majors and national oil companies, have devoted more of their activities to identifying reserve replacements for existing production in new geographical areas at increasing water depths. According to industry sources, this has translated into an increased focus on frontier deepwater and ultra-deepwater areas, not only in existing offshore regions such as Brazil, the Gulf of Mexico, Europe and West Africa but also in India, Southeast Asia, China, East Africa, Australasia and the Mediterranean. These developments have resulted in a strong increase in demand for offshore drilling services, resulting in materially increased dayrates for drilling units. Dayrates increased from approximately $180,000 in 2004 to above $600,000 in 2008, before declining to an average level of just above $410,000 in mid-2010 as a result of the effects of the worldwide financial turmoil on the ultra-deep water drilling market. Since then, the dayrates have increased to approximately $550,000 in the current market, with a strong level of project inquiry for new drilling projects worldwide.

Markets

Our operations are geographically dispersed in oil and gas exploration and development areas worldwide. Although the cost of moving a rig and the availability of rig-moving vessels may cause the balance between supply and demand to vary between regions, significant variations do not tend to exist long-term because of rig mobility. Consequently, we operate in a single, global offshore drilling market. Because our drilling rigs are mobile assets and are able to be moved according to prevailing market conditions, we cannot predict the percentage of our revenues that will be derived from particular geographic or political areas in future periods.

In recent years, there has been increased emphasis by oil companies to expand their proven reserves and thus focus on exploring for hydrocarbons in deeper waters. This deepwater focus is due, in part, to technological developments that have made such exploration more feasible and cost-effective. Therefore, water-depth capability is a key component in determining rig suitability for a particular drilling project. Another distinguishing feature in some drilling market sectors is a rig's ability to operate in harsh environments, including extreme marine and climatic conditions and temperatures.

Our drilling units service the ultra-deepwater sector of the offshore drilling market. Although the term "deepwater" as used in the drilling industry to denote a particular sector of the market can vary and continues to evolve with technological improvements, we generally view the deepwater market sector as that which begins in water depths of approximately 4,500 feet and extends to the maximum water depths in which seventh generation rigs are capable of drilling, which is currently approximately 12,000 feet.

Our customers

Our customers generally fall within three categories: national oil companies, large integrated major oil companies and medium to smaller independent exploration and production companies. We, together with our predecessor, Ocean Rig ASA, have an established history with 121 wells drilled in 13 countries for 23 different customers .

For the years ended December 31, 2009, 2010 and 2011, the following customers, which represent all of our customers for the years indicated, accounted for more than 10% of our consolidated annual revenues:

Customer	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
Customer A	62%	57%	36%
Customer B	-	43%	18%
Customer C	38%	-	-
Customer D	-	-	33%
Customer E	-	-	13%

Contract drilling services

Our contracts to provide offshore drilling services and drilling units are individually negotiated and vary in their terms and provisions. We generally obtain our contracts through competitive bidding against other contractors. The contracts for our drilling units typically provide for compensation on a "dayrate" basis under which we are paid a fixed amount for each day that the vessel is operating under a contract at full efficiency, with higher rates while the drilling unit is operating and lower rates for periods of mobilization or when drilling operations are interrupted or restricted by equipment breakdowns, adverse environmental conditions or other conditions beyond our control. Under most dayrate contracts, we pay the operating expenses of the rig or drillship, including planned rig maintenance, crew wages, insurance and the cost of supplies.

A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term, as do the current contracts under which our drilling units are employed. Currently, there is no spot market for offshore drilling units. The length of shorter-term contracts is typically from 60 to 365 days and the longer-term contracts are typically from two to five years. The contract term in some instances may be extended by the client exercising options for the drilling of additional wells or for an additional term. Our contracts also typically include a provision that allows the client to extend the contract to finish drilling a well-in-progress.

From time to time contracts with customers in the offshore drilling industry may contain terms whereby the customer has an option to cancel upon payment of an early termination payment, but where such payments may not fully compensate for the loss of the contract. Contracts also customarily provide for either automatic termination or termination at the option of the customer typically without the payment of any termination fee, under various circumstances such as major nonperformance, in the event of substantial downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events. Many of these events are beyond our control.

We expect that provisions of future contracts will be similar to those in our current contracts for our drilling units. See "—Employment of our Fleet."

Competition

The offshore contract drilling industry is competitive with numerous industry participants, few of which at the present time have a dominant market share. The drilling industry has experienced consolidation in recent years and may experience additional consolidation, which could create additional large competitors. Many of our competitors have significantly greater financial and other resources, including more drilling units, than us. We compete with offshore drilling contractors that, as of February 2012, together have approximately 179 deepwater and ultra-deepwater drilling units worldwide, defined as units with water depth capacity of 3,000 feet or more.

The offshore contract drilling industry is influenced by a number of factors, including global demand for oil and natural gas, current and anticipated prices of oil and natural gas, expenditures by oil and gas companies for exploration and development of oil and natural gas and the availability of drilling rigs. In addition, mergers among oil and natural gas exploration and production companies have reduced, and may from time to time reduce, the number of available customers.

Drilling contracts are traditionally awarded on a competitive bid basis. Intense price competition is often the primary factor in determining which qualified contractor is awarded a job. Customers may also consider unit availability, location and suitability, a drilling contractor's operational and safety performance record, and condition and suitability of equipment. We believe that we compete favorably with respect to these factors.

We compete on a worldwide basis, but competition may vary significantly by region at any particular time. Competition for offshore units generally takes place on a global basis, as these units are highly mobile and may be moved from one region to another, at a cost that may be substantial. Competing contractors are able to adjust localized supply and demand imbalances by moving units from areas of low utilization and dayrates to areas of greater activity and relatively higher dayrates. Significant new unit construction and upgrades of existing drilling units could also intensify price competition.

Seasonality

In general, seasonal factors do not have a significant direct effect on our business as most of our drilling units are contracted for periods of at least 12 months. However, our drilling units may perform drilling operations in certain parts of the world where weather conditions during parts of the year could adversely impact the operational utilization of our drilling units and our ability to relocate units between drilling locations, and as such, limit contract opportunities in the short term. Such adverse weather could include the hurricane season for our operations in the Gulf of Mexico, the winter season in offshore Norway, and the monsoon season in Southeast Asia.

Environmental and other regulations

Our offshore drilling operations include activities that are subject to numerous international, federal, state and local laws and regulations, including the International Convention for the Prevention of Pollution from Ships, or MARPOL, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, European Union regulations, and Brazil's National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part.

For example, the United Nations' International Maritime Organization, or IMO, has adopted MARPOL. Annex VI to MARPOL regulates harmful air emissions from ships, which include rigs and drillships. Amendments to the Annex VI regulations which entered into force on July 1, 2010, require a progressive reduction of sulfur oxide levels in heavy bunker fuels and create more stringent nitrogen oxide emissions standards for marine engines in the future. We may incur costs to comply with these revised standards. Rigs and drillships must comply with MARPOL limits on emissions of sulfur oxide, nitrogen oxide, chlorofluorocarbons and other air pollutants, except that the MARPOL limits do not apply to emissions that are directly related to drilling, production, or processing activities. We believe that all of our drilling units are currently compliant in all material respects with these regulations.

Our drilling units are subject not only to MARPOL regulation of air emissions, but also to the Bunker Convention's strict liability for pollution damage caused by discharges of bunker fuel in jurisdictional waters of ratifying states.

Furthermore, any drillships that we may operate in United States waters, including the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States, would have to comply with OPA and CERCLA requirements, among others, that impose liability (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges of oil or other hazardous substances, other than discharges related to drilling.

The U.S. BSEE periodically issues guidelines for rig fitness requirements in the Gulf of Mexico and may take other steps that could increase the cost of operations or reduce the area of operations for our units, thus reducing their marketability. Implementation of BSEE guidelines or regulations may subject us to increased costs or limit the operational capabilities of our units and could materially and adversely affect our operations and financial condition.

Numerous governmental agencies issue regulations to implement and enforce the laws of the applicable jurisdiction, which often involve lengthy permitting procedures, impose difficult and costly compliance measures, particularly in ecologically sensitive areas, and subject operators to substantial injunctive relief and administrative, civil and criminal penalties for failure to comply. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly compliance or limit contract drilling opportunities, including changes in response to a serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could adversely affect our financial results. While we believe that we are in substantial compliance with the current laws and regulations, there is no assurance that compliance can be maintained in the future.

In addition to the MARPOL, OPA, and CERCLA requirements described above, our international operations in the offshore drilling segment are subject to various other international conventions and laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain jurisdictions. Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition.

Insurance for our offshore drilling units

We maintain insurance for our drilling units in accordance with industry standards. Our insurance is intended to cover normal risks in our current operations, including insurance against property damage, loss of hire, war risk and third-party liability, including pollution liability. The insurance coverage is established according to the Norwegian Marine Insurance Plan of 1996, version 2010, but excluding collision liabilities which are covered by the Protection and Indemnity insurance. We have obtained insurance for the full assessed market value of our drilling units, as assessed by rig brokers. Our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $10,000 per event and in the case of other hull and machinery claims, our deductible is $1.5 million per event. Our insurance coverage may not protect fully against losses resulting from a required cessation of drilling unit operations for environmental or other reasons. We also have loss of hire insurance which becomes effective after 45 days of off-hire and coverage extends for approximately one year. This loss of hire insurance is recoverable only if there is physical damage to the rig or equipment which is caused by a peril against which we are insured. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our negligence. In addition, insurance may not be available to us at all or on terms acceptable to us, and there is no guarantee that even if we are insured, our policy will be adequate to cover our loss or liability in all cases. We plan to maintain insurance for our seventh generation hulls upon their delivery to us in accordance with the Norwegian Marine Insurance Plan of 1996, version 2010. This insurance would also be intended to cover normal risks in our current operations, including insurance against property damage, loss of hire and war risks. Third-party liability, including pollution liability, is covered under our protection and indemnity insurance.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our drilling units. The kinds of permits, licenses and certificates required depend upon several factors, including the waters in which a drilling unit operates, the nationality of a drilling unit's crew and the age of a drilling unit. We have been able to obtain all permits, licenses and certificates currently required to permit our drilling units to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

C.        Organizational structure

Ocean Rig UDW Inc. is the sole owner of all of the issued and outstanding shares of the subsidiaries listed on Exhibit 8.1 to this annual report.

D.        Property, plants and equipment

We do not own any real property. We lease office space from an unaffiliated third party for our principal executive offices in Nicosia, Cyprus and certain of our wholly-owned subsidiaries lease office space from unaffiliated third parties for offices in Stavanger, Norway, Houston, Texas, Aberdeen, United Kingdom, Accra, Ghana, Rio de Janeiro, Brazil, Dar el Salam, Tanzania, Abidjan, Ivory Coast and Geoje, South Korea. Our interests in the drilling units in our fleet are our only material properties. See "—Our Fleet" in this section.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following is a discussion of financial condition and results of operations of Ocean Rig UDW Inc. and its wholly-owned subsidiaries for the years referenced below. You should read this section together with the historical consolidated financial statements, including the notes to those historical consolidated financial statements, for those same years included in this annual report. All of the consolidated financial statements included herein have been prepared in accordance with U.S. GAAP. See "—Results of operations."

This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties, which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, please see the section entitled "Forward-Looking Statements" at the beginning of this annual report and "Item. 3 Key Information—D. Risk factors."

A.        Operating results

Overview

We are an international offshore drilling contractor providing oilfield services and drilling vessels for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. We currently own and operate two modern, fifth generation ultra-deepwater semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and four sixth generation advanced capability ultra-deepwater drillships, the Ocean Rig Corcovado, which was delivered to us on January 3, 2011, the Ocean Rig Olympia, which was delivered to us on March 30, 2011, the Ocean Rig Poseidon, which was delivered to us on July 28, 2011, and the Ocean Rig Mykonos, which was delivered to us on September 30, 2011. We have newbuilding contracts with Samsung for the construction of three seventh generation, advanced capability ultra-deepwater drillships. These newbuilding drillships are currently scheduled for delivery in July 2013, September 2013, and November 2013, respectively.

History of our company

We were formed under the laws of the Republic of the Marshall Islands on December 10, 2007, under the name Primelead Shareholders Inc. and as a wholly-owned subsidiary of DryShips.

Our predecessor, Ocean Rig ASA, was incorporated on September 26, 1996 under the laws of Norway and contracted for the construction of our two operating drilling rigs, the Leiv Eiriksson and the Eirik Raude. The shares of Ocean Rig ASA traded on the Oslo Stock Exchange from January 1997 to July 2008.

In December 2007, Primelead Limited, our wholly-owned subsidiary, acquired approximately 30.4% of the outstanding capital stock of Ocean Rig ASA from Cardiff, a company controlled by the Chairman, President and Chief Executive Officer of DryShips and us. After acquiring more than 33% of Ocean Rig ASA's outstanding shares through a series of transactions through April 2008, we launched a mandatory offer for the remaining shares of Ocean Rig ASA at a price of NOK45 per share, or $8.89 per share, as required by Norwegian law.  We gained control over Ocean Rig ASA on May 14, 2008. As of July 10, 2008, we held 100% of the shares of Ocean Rig ASA, or 163.6 million shares, which we acquired at a total cost of $1.4 billion.

With respect to the acquisition of Ocean Rig ASA, discussed above, DryShips purchased 4.4% of the share capital of Ocean Rig ASA from companies affiliated with our Chairman, President and Chief Executive Officer. In March 2009, DryShips contributed to us all of its equity interests in the newbuilding vessel-owning companies of the Ocean Rig Poseidon and Ocean Rig Mykonos. In May 2009, we acquired the equity interests of Drillships Holdings Inc., the owner of the Ocean Rig Corcovado and the Ocean Rig Olympia, from third parties and entities affiliated with our Chairman, President and Chief Executive Officer and, in exchange, we issued to the sellers common shares equal to 25% of our total issued and outstanding common shares as of May 15, 2009. In connection with the acquisition the Ocean Rig Corcovado and the Ocean Rig Olympia, we incurred debt obligations of $230.0 million, which has been repaid in full.  In July 2009, DryShips acquired the remaining 25% of our total issued and outstanding capital stock from the minority interests held by third parties and entities controlled by our Chairman, President and Chief Executive Officer for a $50.0 million cash payment and the issuance of DryShips Series A Convertible Preferred Shares with an aggregate face value of $280.0 million, following which we became a wholly-owned subsidiary of DryShips.

On December 21, 2010, we completed the sale of an aggregate of 28,571,428 of our common shares (representing approximately 22% of our outstanding common shares) in the private offering. A company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of our outstanding common shares, in the private offering at the offering price of $17.50 per share. We received approximately $488.3 million of net proceeds from the private offering, of which we used $99.0 million to purchase an option contract from DryShips, our parent company, for the construction of up to four ultra-deepwater drillships, as discussed below. We applied the remaining proceeds to partially fund remaining installment payments for our newbuilding drillships and general corporate purposes. Following the completion of our private offering on December 21, 2010, DryShips owned approximately 78% of our outstanding common shares.

On April 27, 2011, we completed the issuance of $500.0 million aggregate principal amount of 9.5% senior unsecured notes due 2016 offered in a private placement.  The net proceeds from the notes offering of approximately $487.5 million were used to finance our newbuilding drillships program and for general corporate purposes. See "—B. Liquidity and capital resources—Credit facilities—9.5% senior unsecured notes due 2016."

On August 26, 2011, we commenced the Exchange Offer to exchange up to 28,571,428 shares of our new common stock that were registered under the Securities Act pursuant to a registration statement on Form F-4 (Registration No. 333-175940), for an equivalent number of our common shares previously sold in the private offering in December 2010. On September 29, 2011, an aggregate of 28,505,786 common shares were exchanged in the Exchange Offer.

On October 5, 2011, DryShips completed the partial spin off of our Company by distributing an aggregate of 2,967,291 common shares of the Company, representing approximately a 2.25% stake in the Company, after giving effect to the treatment of fractional shares, on a pro rata basis to DryShips's shareholders of record as of September 21, 2011. In lieu of fractional shares, DryShips's transfer agent aggregated all fractional shares that would otherwise be distributable to DryShips's shareholders and sold a total of 105 common shares on behalf of those shareholders who would otherwise be entitled to receive a fractional share of our Company. Following the distribution, each such shareholder received a cash payment in an amount equal to its pro rata share of the total net proceeds of the sale of fractional shares. On September 19, 2011, our common shares commenced "when issued" trading on the NASDAQ Global Select Market under the ticker "ORIGV." Our common shares commenced "regular way" trading on the NASDAQ Global Select Market under the ticker symbol "ORIG" on October 6, 2011.

On November 3, 2011, the merger of Pelican Stockholdings Inc., a wholly-owned subsidiary of DryShips, and OceanFreight was completed, following approval by shareholders of OceanFreight at a special meeting of shareholders held on November 3, 2011.  Following the completion of the merger, OceanFreight is a wholly-owned subsidiary of DryShips.  Under the terms of the merger agreement, OceanFreight shareholders received $11.25 in cash and 0.52326 of a share of our common shares per share of OceanFreight common shares previously owned.  Our common shares that comprised the stock portion of the merger consideration were previously outstanding shares that were owned by DryShips. Prior to the completion of the merger, on August 24, 2011, DryShips acquired from entities controlled by Mr. Anthony Kandylidis, the Chief Executive Officer of OceanFreight, all of their shares of OceanFreight, representing a majority of the outstanding shares of OceanFreight, for the same consideration per share that the OceanFreight shareholders received in the OceanFreight merger. Mr. Kandylidis is the son of one of the directors of DryShips and the nephew of our Chairman and Chief Executive Officer, Mr. George Economou. The Company's shares paid by DryShips to the entities controlled by Mr. Kandylidis were subject to a six-month lock-up period that expired in February 2012.

On December 6, 2011, we announced that our board of directors had approved a repurchase program for up to a total of $500.0 million of our common shares and 9.5% senior unsecured notes due 2016.  Our common shares and unsecured notes may be purchased under the program from time to time through December 31, 2013.  Purchases made by us will be made for cash in open market transactions at prevailing market prices or in privately negotiated transactions.  The timing and amount of purchases under the program will be determined by our management based on market conditions and other factors.  We are not required to purchase any specific number or amount of common shares or unsecured notes under the program and the program may be suspended without our having purchased any common shares or unsecured notes or reinstated at any time in our discretion and without notice. As of March 6, 2012, we had not purchased any common shares or unsecured notes under the program described above.

As of March 6, 2012, Dryships owned approximately 73.9% of our common shares.

Our drilling rigs

Our drilling rigs are marketed for offshore exploration and development drilling programs worldwide, with particular focus on drilling operations in ultra-deepwater and harsh environments. The Leiv Eiriksson, delivered in 2001, has a water depth drilling capacity of 7,500 feet.  Since 2001, it has drilled 39 deepwater and ultra-deepwater wells in a variety of locations, including Angola, Congo, Greenland, Turkey, Norway, the United Kingdom and Ireland, in addition to five shallow-water wells. In October 2009, the Leiv Eiriksson completed the Shell contract. In April 2009, the Leiv Eiriksson entered into a three-year contract with Petrobras Oil & Gas, or the Petrobras contract, for drilling operations in the Black Sea, offshore of Turkey, which was originally scheduled to expire in October 2012, but pursuant to an agreement with Petrobras Oil & Gas, the Petrobras contract terminated on April 10, 2011. The Leiv Eiriksson is currently employed under contract with Borders & Southern for drilling operations offshore the Falkland Islands that is scheduled to expire in the third quarter of 2012.

The Eirik Raude, delivered in 2002, has a water depth drilling capacity of 10,000 feet. Since 2002, it has drilled 60 deepwater and ultra-deepwater wells in countries such as Canada, Ghana, Norway, Ivory Coast and the United Kingdom, and the Gulf of Mexico, in addition to six shallow-water wells. In October 2008, the Eirik Raude commenced a three-year contract with Tullow Oil. We amended the Tullow Oil contract to extend the term until mid-January 2012 for the drilling of one well offshore of West Africa, following which the Eirik Raude commenced a contract with Anadarko for drilling two wells offshore of West Africa.

Our drillships

We took delivery of the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, our four sixth generation advanced capability ultra-deepwater drillships on January 3, 2011, March 30, 2011, July 28, 2011 and September 30, 2011, respectively. In addition, we have entered into contracts with Samsung for the construction of three seventh generation advanced capability ultra-deepwater drillships, which are scheduled for delivery in July 2013, September 2013 and November 2013, respectively. We have secured employment for our operating drillships but not for our seventh generation newbuilding drillships.

The total cost of construction and construction-related expenses for the Ocean Rig Corcovado the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos amounted to approximately $755.7 million, $756.9 million, $791.8 million and $784.4 million, respectively. Construction-related expenses include equipment purchases, commissioning, supervision and commissions to related parties, excluding financing costs. As of December 31, 2011, we had made an aggregate of $726.7 million of the estimated total construction and construction-related payments relating to our three seventh generation drillships to be constructed by Samsung.

On November 22, 2010, DryShips, our parent company, entered into a contract with Samsung that granted DryShips options for the construction of up to four additional ultra-deepwater drillships, which would be "sister-ships" to our operating drillships with certain upgrades to vessel design and specifications. The option agreement was novated by DryShips to us on December 30, 2010, at a cost of $99.0 million, which we paid from the net proceeds of a private offering of our common shares that we completed in December 2010. In addition, we paid additional deposits totaling $20.0 million to Samsung in the first quarter of 2011 to maintain favorable costs and yard slot timing under the option contract.

On May 16, 2011, we entered into an addendum to the option contract with Samsung, pursuant to which Samsung granted us the option for the construction of up to two additional ultra-deepwater drillships, which would be "sister-ships" to its drillships and its seventh generation hulls, with certain upgrades to vessel design and specifications. We did not pay slot reservation fees in connection with the entry into this addendum.

As of March 6, 2012, we had exercised three of the six options and, as a result, have entered into shipbuilding contracts for our seventh generation hulls with deliveries scheduled in July 2013, September 2013 and November 2013, respectively. We have made payments of $726.7 million to the shipyard in connection with our exercise of the three newbuilding drillship options. The estimated total project cost per drillship for our seventh generation hulls under construction, excluding financing costs, ranges between $668.0 million and $678.0 million, consisting of $608.0 million of construction costs, upgrade costs to the existing drillship specifications of between $10.0 million and $20.0 million and construction-related expenses of $50.0 million. These upgrades include a seven ram blowout preventer, or BOP, a dual mud system and, with the purchase of additional equipment, the capability to drill up to 12,000 feet water depth.

On January 27, 2012, we entered into a second addendum to our option contract with Samsung to extend the deadline for exercising the remaining three options for the construction of up to three additional seventh generation ultra-deepwater drillships from January 31, 2012 to April 2, 2012, with the first vessel being delivered in the fourth quarter of 2014 and the second and third vessels being delivered on the earliest available delivery dates based on the production schedule, as determined Samsung in its reasonable discretion. We estimate the total project cost per drillship for the remaining three optional drillships, excluding financing costs, to range between $668.0 million and $678.0 million, based on the construction expenses for our seventh generation hulls described above and assuming the drillships are built with the same specifications as the seventh generation hulls.

As part of the novation of the contract described above, the benefit of the slot reservation fees passed to us. The amount of the slot reservation fees for the seventh generation hulls has been applied towards the contract prices of the three drillships under construction and the amount of the slot reservation fees applicable to one of the remaining three newbuilding drillship options will be applied towards the drillship contract price if the option is exercised.

Management of our drilling units

Our wholly-owned subsidiary, Ocean Rig AS, provides supervisory management services including onshore management, to our operating drilling rigs and drillships pursuant to separate management agreements entered into with each of the drilling unit-owning subsidiaries. In addition, Ocean Rig AS provides supervisory management services for our newbuilding drillships. Under the terms of these management agreements, Ocean Rig AS, through its offices in Stavanger, Norway, Aberdeen, United Kingdom and Houston, Texas, is responsible for, among other things, (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment of the drillships; and (iii) providing commercial, technical and operational management for the drillships.

Pursuant to the Global Services Agreement between DryShips and Cardiff, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, effective December 21, 2010, DryShips has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by us. Under the Global Services Agreement, Cardiff, or its subcontractor, will (i) provide consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of DryShips and its subsidiaries, including our drilling units; and (ii) identify, source, negotiate and arrange the sale or purchase of the offshore assets of DryShips and its subsidiaries, including our drilling units. In consideration for such services, DryShips will pay to Cardiff a fee of 1% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. We do not pay or reimburse DryShips or its affiliates for services provided under the Global Services Agreement. We do not pay for services provided in accordance with this agreement. The costs of services we receive under the Global Services Agreement are expensed in our consolidated statement of operations or capitalized as directly attributable to construction costs under "Rig under construction". The payment by DryShips for services provided to us under the agreement is deemed an equity contribution to us and is recorded as shareholders' contribution to shareholders' equity. See "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Global Services Agreement."

The services provided by Ocean Rig AS and Cardiff overlap mainly with respect to negotiating shipyard orders and providing marketing for potential contractors.  Cardiff has an established reputation within the shipping industry, and has developed expertise and a network of strong relationships with shipbuilders and oil companies, which supplement the management capabilities of Ocean Rig AS.

Previously, we had management agreements with Cardiff pursuant to which Cardiff provided supervisory services in connection with the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia.  These agreements were terminated effective December 21, 2010.  See "—Management Fees to Related Party" below.

Factors affecting our results of operations

We charter our drilling units to customers primarily pursuant to long-term drilling contracts. Under the drilling contracts, the customer typically pays us a fixed daily rate, depending on the activity and up-time of the drilling unit. The customer bears all fuel costs and logistics costs related to transport to and from the unit. We remain responsible for paying the unit's operating expenses, including the cost of crewing, catering, insuring, repairing and maintaining the unit, the costs of spares and consumable stores and other miscellaneous expenses.

We believe that the most important measures for analyzing trends in the results of our operations consist of the following:

•	Employment Days: We define employment days as the total number of days the drilling units are employed on a drilling contract.

•
Dayrates or maximum dayrates: We define drilling dayrates as the maximum rate in U.S. Dollars possible to earn for drilling services for one 24 hour day at 100% efficiency under the drilling contract.  Such dayrate may be measured by quarter-hour, half-hour or hourly basis and may be reduced depending on the activity performed according to the drilling contract.

•
Earnings efficiency / Earnings efficiency on hire: Earnings efficiency measures the effective earnings ratio, expressed as a percentage of the full earnings rate, after reducing for certain operations paid at a reduced rate, non-productive time at zero rate, or off hire without dayrates. Earnings efficiency on hire measures the earning efficiency only for the period during which the drilling unit is on contract and does not include off-hire periods.

•
Mobilization / demobilization fees: In connection with drilling contracts, we may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling vessels, dayrate or fixed price mobilization and demobilization fees.

•
Revenue: For each contract, we determine whether the contract, for accounting purposes, is a multiple element arrangement, meaning it contains both a lease element and a drilling services element, and, if so, identify all deliverables (elements). For each element we determine how and when to recognize revenue.

Term contracts: These are contracts pursuant to which we agree to operate the unit for a specified period of time. For these types of contracts, we determine whether the arrangement is a multiple element arrangement. For revenues derived from contracts that contain a lease, the lease elements are recognized as "Leasing revenues" in the statement of operations on a basis approximating straight line over the lease period. The drilling services element is recognized as "Service revenues" in the period in which the services are rendered at fair value rates. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services are deferred and recognized over the estimated duration of the drilling period.

Well contracts: These are contracts pursuant to which we agree to drill a certain number of wells. Revenue from dayrate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling period.

Revenue from drilling contracts

Our drilling revenues are driven primarily by the number of drilling units in our fleet, the contractual dayrates and the utilization of the drilling units. This, in turn, is affected by a number of factors, including the amount of time that our drilling units spend on planned off-hire class work, unplanned off-hire maintenance and repair, off-hire upgrade and modification work, reduced dayrates due to reduced efficiency or non-productive time, the age, condition and specifications of our drilling units, levels of supply and demand in the rig market, the price of oil and other factors affecting the market dayrates for drilling units. Historically, industry participants have increased supply of drilling units in periods of high utilization and dayrates. This has resulted in an oversupply and caused a decline in utilization dayrates. Therefore, dayrates have historically been very cyclical.

Rig operating expenses

Rig operating expenses include crew wages and related costs, catering, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, shore based costs and other miscellaneous expenses. Our rig operating expenses, which generally represent fixed costs, have historically increased as a result of the business climate in the offshore drilling sector. Specifically, wages and vendor supplied spares, parts and services have experienced a significant price increase over the previous two to three years. Other factors beyond our control, some of which may affect the offshore drilling industry in general, including developments relating to market prices for insurance, may also cause these expenses to increase. In addition, these rig operating expenses are higher when operating in harsh environments, though an increase in expenses is typically offset by the higher dayrates we receive when operating in these conditions.

Depreciation

We depreciate our drilling units on a straight-line basis over their estimated useful lives. Specifically, we depreciate bare-decks over 30 years and other asset parts over five to 15 years. We expense the costs associated with a five-year periodic class work.

Management fees to related party

From October 19, 2007 to December 21, 2010, we were party to, with respect to the Ocean Rig Corcovado and the Ocean Rig Olympia, separate management agreements with Cardiff pursuant to which Cardiff provided additional supervisory services in connection with these drillships including, among other things: (i) assisting in securing the required equity for the construction; (ii) negotiating, reviewing and proposing finance terms; (iii) assisting in marketing towards potential contractors; (iv) assisting in arranging, reviewing and supervising all aspects of building, equipment, financing, accounting, record keeping, compliance with laws and regulations; (v) assisting in procuring consultancy services from specialists; and (vi) assisting in finding prospective joint-venture partners and negotiating any such agreements. Pursuant to the management agreements, we paid Cardiff a management fee of $40,000 per month per drillship plus (i) a chartering commission of 1.25% on revenue earned; (ii) a commission of 1.0% on the shipyard payments or purchase price paid for drillships; (iii) a commission of 1.0% on loan financing; and (iv) a commission of 2.0% on insurance premiums. In accordance with the Addenda No. 1 to the above management agreements, dated as of December 1, 2010, these management agreements were terminated effective December 21, 2010; however, all obligations to pay for services rendered by Cardiff prior to termination remain in effect. As of December 31, 2010, these obligations totaled $5.8 million.  For the years ended December 31, 2011, 2010 and 2009, total charges from Cardiff under the management agreement amounted to $5.8 million, $4.0 million and $1.9 million, respectively, which were capitalized as drillship under construction cost, being a cost directly attributable to the construction of the two drillships, the Ocean Rig Corcovado and the Ocean Rig Olympia.

See "—Management of our drilling units" and "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Management agreements with Cardiff – Management fees to related party."

General and administrative expenses

Our general and administrative expenses mainly include the costs of our offices, including salary and related costs for members of senior management and our shore-side employees.

Interest and finance costs

In 2008, we completed a refinancing of Ocean Rig ASA, which was later reorganized into Drill Rigs Holdings Inc., to replace our secured bank debt and two bond issuances with secured bank debt only. Please see "—Our credit facilities—$1.04 billion credit facility." As of December 31, 2009 and after the completion of the acquisitions of the contracts for four newbuilding drillships in March and May 2009, we had total indebtedness of $1.2 billion. As of December 31, 2010, we had total indebtedness of $1.26 billion. As of December 31, 2011, we had total indebtedness of $2.78 billion. We capitalize our interest on the debt we have incurred in connection with our drillships under construction.

Critical accounting policies

Advances for drillships under construction: This represents amounts expended by the Company in accordance with the terms of the construction contracts for drillships as well as with a related party in connection with on-site supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. The carrying value of rigs and drillships under construction, or newbuildings, represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, commissions to related party, construction supervision, equipment, or OFEs, spare parts, capitalized interest, certain non-reimbursable costs related to first time mobilization and commissioning costs. No charge for depreciation is made until commissioning of the newbuilding has been completed and it is ready for its intended use.

Capitalized interest: Interest expense is capitalized during the construction period of rigs and drillships based on accumulated expenditures for the applicable project at the Company's current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate, or the capitalization rate, to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. If the Company's financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company.

Drilling unit machinery and equipment, net: Drilling units are stated at historical cost less accumulated depreciation. Such costs include the cost of adding or replacing parts of drilling unit machinery and equipment when that cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling unit. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight- line basis over the useful life of the assets as follows: bare-deck, 30 years and other asset parts, 5 to 15 years. The residual values of the drilling rigs and drillships are estimated at $35 million and $50 million, respectively.

Drilling unit machinery and equipment, information technology and office equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives, for drilling unit machinery and equipment over 5 to 15 years and for information technology and office equipment over 5 years.

Intangible assets: Our finite-lived acquired intangible assets are recorded at historical cost less accumulated amortization. Amortization is recorded on a straight-line basis over the estimated useful lives of the intangibles as follows:

Intangible assets/liabilities	Years

Tradenames	10

Software	10

Fair value of above market acquired drilling contracts over remaining contract term

Trade names and software constitute the item "Intangible assets" in the Consolidated Balance Sheets. The amortization of these items are included in the line "Depreciation and amortization" in the Consolidated Statement of Operations.

Impairment of long-lived assets: The Company reviews for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on a rig by rig and drillship by drillship and asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company evaluates the carrying amounts of its drilling rigs and drillships by obtaining independent  appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, drilling rig/drillship sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the drilling rigs' and drillships' future performance, with the significant assumptions being related to charter rates, fleet utilization,  operating expenses, capital expenditures, residual value and the estimated remaining useful life of each rig/drillship. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each rig/drillship and compares them to the rig or drillship's carrying value. The projected net operating cash flows are determined by considering the revenues from existing drilling contracts. The salvage value used in the impairment test is estimated to be $35 million and $50 million for drilling rigs and drillships, respectively, in accordance with the Company's depreciation policy. If the Company's estimate of undiscounted future cash flows for any drilling rig or drillship is lower than the carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. The Company's analysis for the year ended December 31, 2011, which also involved sensitivity tests on the drilling rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances ranging from 97.5% to 92.5%, indicated no impairment on any of its drilling rigs or drillships. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long drilling rates and drilling rig and drillship values will remain at their currently high levels.  As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2009, 2010 and 2011.

Deferred financing costs: Deferred financing costs include fees, commissions and legal expenses associated with our long- term debt and are capitalized and recorded net with the underlying debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made.

Revenue and related expenses: Revenues: Our services and deliverables are generally sold based upon contracts with our customers that include fixed or determinable prices. We recognize revenue when delivery occurs, as directed by our customer, or the customer assumes control of physical use of the asset and collectability is reasonably assured. We evaluate if there are multiple deliverables within our contracts and whether the agreement conveys the right to use the drill rigs for a stated period of time and meet the criteria for lease accounting, in addition to providing a drilling services element, which are generally compensated for by dayrates. In connection with drilling contracts, we may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs or drillships and dayrate or fixed price mobilization and demobilization fees. Revenues are recorded net of agents' commissions. There are two types of drilling contracts: well contracts and term contracts.

Well contracts: Well contracts are contracts under which the assignment is to drill a certain number of wells. Revenue from dayrate-based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Contingent demobilization revenues are recognized as the amounts become known over the demobilization period. Non-contingent demobilization revenues are recognized over the estimated duration of the drilling period. All costs of demobilization are expensed as incurred. All revenues for well contracts are recognized as "Service revenues" in the statement of operations.

Term contracts: Term Contracts are contracts under which the assignment is to operate the drilling unit for a specified period of time. For these types of contracts we determine whether the arrangement is a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contain a lease, the lease elements are recognized as "Leasing revenues" in the statement of operations on a basis approximating straight line over the lease period. The drilling services element is recognized as "Service revenues" in the period in which the services are rendered at fair value. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services are deferred and recognized over the estimated duration of the drilling periods. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Contingent demobilization revenues are recognized as the amounts become known over the demobilization period. Non-contingent demobilization revenues are recognized over the estimated duration of the drilling period. All costs of demobilization are expensed as incurred. Contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling contract.

Income taxes: Income taxes have been provided for based upon the tax laws and rates in effect in the countries in which our operations are conducted and income is earned. There is no expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes because the countries in which we operate have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the applicable jurisdictional tax rates in effect at the year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. We accrue interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense.

Inflation

Inflation has not had a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures could increase our operating, administrative and financing costs.

Results of operations

Included in this document are our audited consolidated historical financial statements for the years ended December 31, 2011, 2010 and 2009.

Year ended December 31, 2011 compared to year ended December 31, 2010

(U.S. Dollars in thousands)

	Year Ended December 31, 2010	Year Ended December 31, 2011	Change	Percentage Change
REVENUES:
Total revenues	405,712	699,649	293,937	72.4%

EXPENSES:
Drilling rigs operating expenses	119,369	281,833	162,464	136.1%
Depreciation and amortization	75,092	162,532	87,440	116.4%
Loss on disposal of assets	1,458	754	(704)	(48.3%)
General and administrative expenses	19,443	37,639	18,196	93.6%
Total operating expenses	215,362	482,758	267,396	124.2%

Operating income	190,350	216,891	26,541	13.9%
Interest and finance costs	(8,418)	(68,982)	(60,564)	719.5%
Interest income	12,464	9,810	(2,654)	(21.3%)
Gain/(loss) on interest rate swaps	(40,303)	(33,455)	6,848	(17.0%)
Other, net	1,104	(1,538)	(2,642)	(239.3%)
Total finance expenses, net	(35,153)	(94,165)	(59,012)	167.9%

Income/(loss) before taxes	155,197	122,726	(32,471)	(20.9%)
Income taxes	(20,436)	(27,428)	(6,992)	34.2%
Net income attributable to Ocean Rig UDW Inc.	$134,761	$95,298	$(39,463)	(29.3%)

Revenues

Revenues from drilling contracts increased by $293.9 million, or 72.4%, to $699.6 million for the year ended December 31, 2011, as compared to $405.7 million for the year ended December 31, 2010. The increase is primarily attributable to the operation of our six drilling units (two drill rigs and four drillships) in 2011, compared to the operation of two drill rigs in 2010. The Ocean Rig Olympia, Ocean Rig Corcovado and Ocean Rig Poseidon were delivered and commenced drilling activities during the year ended December 31, 2011. The day rates for the contracts on which our drilling units were employed during the year ranged between $415,000 and $665,473 per day.

Operating expenses

Drilling rigs operating expenses increased by $162.5 million, or 136.1%, to $281.8 million for the year ended December 31, 2011, compared to $119.4 million for the year ended December 31, 2010. The increase in operating expenses of $162.5 million is mainly due to $132.3 million in increased operating expenses from the commencement of drilling operations of the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos during 2011, $15.3 million related to the 10-year class survey of the Leiv Eiriksson and $15.0 million in increased operating expenses relating to the Eirik Raude due to a more extensive maintenance program performed during 2011.

Depreciation and amortization expense

Depreciation and amortization expense for the drilling rigs increased by $87.4 million, or 116.4%, to $162.5 million for the year ended December 31, 2011, as compared to $75.1 million for the year ended December 31, 2010. The increase in depreciation and amortization was attributable to the depreciation related to our four operating drillships delivered during 2011.

Loss on sale of assets

Loss on disposal of assets amounting to $0.8 million and $1.5 million for the years ended December 31, 2011 and 2010, respectively, related to the disposal of rig equipment.

General and administrative expenses

General and administrative expenses increased by $18.2 million, or 93.6%, to $37.6 million for the year ended December 31, 2011, as compared to $19.4 million for the year ended December 31, 2010. The increase of $20.9 million is mainly due to increased costs relating to the management of six drilling units during the year ended December 31, 2011, as compared to two drilling units during the year ended December 31, 2010, as well as professional fees related to the Company's exchange offer completed in September 2011, which is partly offset by $2.7 million relating to foreign exchange gain.

Interest and finance costs

Interest and finance costs increased by $60.6 million, or 719.5%, to $69.0 million for the year ended December 31, 2011, compared to $8.4 million for the year ended December 31, 2010. The increase is mainly due to higher average debt, costs associated with debt issuance and increased interest rates during 2011.

Interest income

Interest income decreased by $2.7 million, or 21.3%, to $9.8 million for the year ended December 31, 2011, compared to $12.5 million for the year ended December 31, 2010. The decrease is due to lower interest rates on our deposits during 2011, although the average cash balances increased significantly during the same period.

Loss on interest rate swaps

Loss on interest rate swaps decreased by $6.8 million, or 17.0%, to $33.5 million for the year ended December 31, 2011, compared to a loss of $40.3 million for the year ended December 31, 2010. The loss for the year ended December 31, 2011 is mainly due to mark to market losses of outstanding swap positions as interest rates trended downwards.

Other, net

Other, net decreased by $2.6 million, or 239.3%, to a loss of $1.5 million for the year ended December 31, 2011, compared to a gain of $1.1 million for the year ended December 31, 2010. The decrease is due to net losses on currency forward contracts.

Income taxes

Income taxes increased by $7.0 million, or 34.2%, to $27.4 million for the year ended December 31, 2011, compared to $20.4 million for the year ended December 31, 2010. As our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Year ended December 31, 2010 compared to year ended December 31, 2009

(U.S. Dollars in thousands)

	Year Ended December 31, 2009	Year Ended December 31, 2010	Change	Percentage Change
REVENUES:
Total revenues	388,122	405,712	17,590	4.5%

EXPENSES:
Drilling rigs operating expenses	133,256	119,369	(13,887)	(10.4%)
Depreciation and amortization	75,348	75,092	(256)	(0.3%)
Loss on disposal of assets	-	1,458	1,458	-
General and administrative expenses	17,955	19,443	1,488	8.3%
Total operating expenses	226,559	215,362	(11,197)	(4.9%)

Operating income / (loss)	161,563	190,350	28,787	17.8%
Interest and finance costs	(46,120)	(8,418)	37,702	(81.7%)
Interest income	6,259	12,464	6,205	99.1%
Gain/(loss) on interest rate swaps	4,826	(40,303)	(45,129)	(935.1%)
Other, net	2,023	1,104	(919)	(45.4%)
Total finance expenses, net	(33,012)	(35,153)	(2,141)	6.5%

Income/(loss) before taxes	128,551	155,197	26,646	20.7%
Income taxes	(12,797)	(20,436)	(7,639)	59.7%
Net income attributable to Ocean Rig UDW Inc.	$115,754	$134,761	$19,007	16.4%

Revenues

Revenues from drilling contracts increased by $17.6 million, or 4.5%, to $405.7 million for the year ended December 31, 2010, as compared to $388.1 million for the year ended December 31, 2009. The increase is primarily attributable to higher maximum dayrate achieved by both the Eirik Raude and the Leiv Eiriksson during the year ended December 31, 2010, as compared to the year ended December 31, 2009. The maximum day rates for the contracts on which our drilling units were employed during the period ranged between $583,000 and $647,000 per day.

Operating expenses

Drilling rigs operating expenses decreased by $13.9 million, or 10.4%, to $119.4 million for the year ended December 31, 2010, compared to $133.3 million for the year ended December 31, 2009. The decrease in operating expenses was mainly due to lower crew costs and catering costs for 2010, as a result of operations in Turkey in 2010, where costs are lower than they were in Norway, where we operated in 2009.

Depreciation and amortization expense

Depreciation and amortization expense of $75.1 million for the year ended December 31, 2010 was materially unchanged from $75.3 million for 2009.

Loss on sale of assets

We recorded a loss on sale of assets of $1.5 million as a result of the disposal of various drilling rig equipment for the year ended December 31, 2010. There was no such gain or loss for the year ended December 31, 2009.

General and administrative expenses

General and administrative expenses increased by $1.5 million, or 8.3%, to $19.4 million for the year ended December 31, 2010, compared to $18.0 million for the year ended December 31, 2009, primarily due to higher consulting fees.

Interest and finance costs

Interest and finance costs decreased by $37.7 million, or 81.7%, to $8.4 million for the year ended December 31, 2010, compared to $46.1 million for the year ended December 31, 2009. The decrease is due to a higher level of capitalization of interest expense and lower average debt levels.

Interest income

Interest income increased by $6.2 million, or 99.1%, to $12.5 million for the year ended December 31, 2010, compared to $6.3 million for the year ended December 31, 2009. The increase is mainly due to higher interest rates on bank deposits and higher average bank deposits included in restricted cash.

Loss on interest rate swaps

Loss on interest rate swaps increased by $45.1 million, to $40.3 million, for the year ended December 31, 2010, compared to a gain of $4.8 million in 2009 on interest rate swaps that did not qualify for hedge accounting. The loss for the year ended December 31, 2010 was due to mark-to-market losses from a decreasing interest rate level for the applicable interest swap durations.

Other, net

Other, net decreased by $0.9 million, or 45.4%, to $1.1 million for the year ended December 31, 2010, compared to $2.0 million for the year ended December 31, 2009. The decrease is due to lower gains on currency forward contracts.

Income taxes

Income taxes increased by $7.6 million, or 59.7%, to $20.4 million for the year ended December 31, 2010, compared to $12.8 million for the year ended December 31, 2009. As our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

B.        Liquidity and capital resources

As of December 31, 2011, we had cash and cash equivalents of $250.9 million and $57.1 million of current and $125.0 million of non-current restricted cash mainly related to restricted bank deposits pledged as cash collateral under various secured credit agreements and minimum cash and cash equivalents, or minimum liquidity, required under various secured credit facilities. As of December 31, 2011, we had total indebtedness of $2.8 billion under various senior secured credit facilities and our 9.5% senior unsecured notes, excluding unamortized financing fees.

Our cash and cash equivalents as of December 31, 2011 increased by $155.2 million, or 162.1%, to $250.9 million, compared to $95.7 million as of December 31, 2010, while our restricted cash balances as of December 31, 2011 decreased by $380.7 million, or 67.6%, to $182.1 million, compared to $562.8 million as of December 31, 2010. The increase in our cash and cash equivalents was mainly due to the receipt of $1.9 billion in new secured vessel financing, $500 million in gross proceeds from our 9.5% senior notes offering, $270.7 million in surplus cash from operational activities and the decrease in restricted cash, which was partly offset by payments of yard installments and capital upgrades amounting to $1.9 billion and loan repayments of $926.7 million. The decrease in restricted cash balances was primarily due to the repayment of our $300.0 million short-term credit facility and corresponding release of restricted cash and the partial release of restricted cash under our two Deutsche Bank credit facilities following drawdowns that were partly offset by additional restricted cash deposits required under our $800.0 million credit facility and our two Deutsche Bank credit facilities.

Our total indebtedness as of December 31, 2011 increased by $1.5 billion, or 116.2%, to $2.8 billion, compared to $1.3 billion as of December 31, 2010 due to $1.9 billion of additional secured senior bank financing and the issuance of $500 million of 9.5% senior unsecured notes offering in April 2011, which was partly offset by payments and repayments of long and short term debt.

As of December 31, 2011, our total purchase commitments consisted of the remaining construction expenses of $1.3 billion, relating to the construction of our three seventh generation hulls, which are scheduled to be delivered in July 2013, September 2013 and November 2013, respectively. The estimated total project cost per drillship for our seventh generation hulls under construction, excluding financing costs, ranges between $668.0 million and $678.0 million, consisting of $608.0 million of construction costs, upgrade costs to the existing drillship specifications of between $10.0 million and $20.0 million and construction-related expenses of $50.0 million. As of December 31, 2011, we made pre-delivery payments of $726.7 million in the aggregate for these three newbuilding drillships. We have not yet arranged financing for the remaining $1.3 billion of construction and construction-related payments for the newbuilding drillships, which are due upon the delivery of the drillships, scheduled in the second half of 2013. We plan to finance these capital expenditures with new debt or equity financing.

We may exercise our options under our contract with Samsung to purchase up to three additional newbuilding drillships any time on or prior to April 2, 2012. To the extent we exercise any of these options, with an estimated total project cost, excluding financing costs, of approximately $2.0 billion in the aggregate, assuming these optional drillships are built with the same specifications as our seventh generation hulls under construction, we will incur additional payment obligations for which we have not arranged financing.

Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital surplus amounted to $83.9 million as of December 31, 2011, compared to $4.1 million as of December 31, 2010.  The working capital surplus as of December 31, 2011 is primarily due to cash balance exceeding debt falling due within a year. If we do not maintain our working capital surplus, or if we return to a working capital deficit and such a working capital deficit continues to grow, lenders may be unwilling to provide future financing or will provide future financing at significantly increased interest rates, which will negatively affect our earnings, liquidity and capital position, and our ability to make timely payments on our newbuilding purchase contracts and to meet our debt repayment obligations.

Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our drilling units, comply with international standards, environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities. Since our formation, our principal source of funds has been equity provided by our shareholders, operating cash flows, our equity and notes offerings and long-term bank borrowings. From January 1, 2009 to December 3, 2010, we received $1.3 billion in cash from our parent company, DryShips, in the form of capital contributions to meet obligations for capital expenditures on our drillships under construction and debt repayments during the period. In 2011, we did not receive cash capital contributions from DryShips. In March and April 2011, we borrowed an aggregate amount of $175.5 million from DryShips through shareholder loans, which we repaid in full in April 2011. Based on our current liquidity position, we do not expect to require funding from DryShips over the next 12 months. As we are no longer a wholly owned subsidiary of DryShips, even if it is able to do so, DryShips may be unwilling to provide continued funding or credit support for our capital expenditure requirements or only provide such funding in return for market rate repayment and interest rates or issuances of equity securities, which could be significantly dilutive to other shareholders.

As of December 31, 2011, we had no available borrowing capacity under our credit facilities and aggregate debt outstanding of $2.8 billion. As of December 31, 2011, we were in compliance with all covenants related to our various credit facilities. Please refer to the discussion on Long-term Debt as detailed in Note 8 of our audited condensed consolidated financial statements.  Due to the decline in vessel values in the drybulk shipping sector, DryShips was in breach of certain of its financial covenants as of December 31, 2008 and, as a result, obtained waiver agreements from its lenders waiving the violations of such covenants. Certain of these waiver agreements expire during 2012, at which time the original covenants under the loan agreements come back into effect. In addition, as of December 31, 2011, DryShips was not in compliance with the loan-to-value ratios contained in certain of its loan agreements under which a total of $185.8 million was outstanding as of that date, out of DryShips’s group consolidated debt of approximately $4.4 billion as of December 31, 2011, and has obtained a waiver of the breach relating to approximately $97.3 million of this outstanding indebtedness until March 31, 2012. As a result of the aforementioned non-compliance, DryShips may be required to prepay indebtedness or provide additional collateral to its lenders in the form of cash or other property in the total amount of $83.0 million in order to comply with these ratios, including $64.4 million that will be payable on March 31, 2012 in the event that DryShips is not in compliance with the applicable loan-to-value ratio for which it has obtained a waiver until March 31, 2012. There can be no assurance that DryShips will regain compliance with the original covenants when the waivers expire or be able to obtain extensions upon the expiration of such waivers. Due to the cross-default provisions in our loan agreements that are triggered in the event of a default by us under one of our other loan agreements or, in certain cases, a default by DryShips under one of its loan agreements, our lenders could accelerate our indebtedness if DryShips fails to (i) obtain a waiver for any covenant breach or remedy any such breach within the required time period; or (ii) successfully extend the existing waiver agreements or comply with the applicable covenants in the original loan agreements, as applicable.  See "—Compliance with financial covenants under secured credit facilities" below.

Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the drilling market deteriorate, or should we experience poor results in our operations, cash flow from operations may be reduced. As of March 6, 2012, assuming the drilling or financing markets do not deteriorate, we believe that our current cash balances and operating cash flow, together with any debt or equity issuances in the future, will be sufficient to meet our liquidity needs for the next 12 months, including minimum cash requirements under our loan agreements, of which $219.2 million is due in 2012. Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.

Compliance with financial covenants under secured credit facilities

Our secured credit facilities impose operating and financial restrictions on us. These restrictions generally limit our subsidiaries' ability to, among other things (i) pay dividends; (ii) incur additional indebtedness; (iii) create liens on their assets; (iv) change the management and/or ownership of the drilling units; and (v) change the general nature of their business. For example, we are prohibited from paying dividends under our $800 million secured term loan agreement without the lender's consent.

In addition, our existing secured credit facilities require us and certain of our subsidiaries to maintain specified financial ratios and satisfy financial covenants, including to ensure that the market value of the mortgaged drilling unit under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a value maintenance clause (which becomes applicable upon the completion of construction and following the delivery of the applicable drillship to us). In general, these financial covenants relate to the maintenance of (i) minimum amount of free cash; (ii) leverage ratio not to exceed specified levels; (iii) minimum interest coverage ratio; (iv) minimum current ratio (the ratio of current assets to current liabilities); and (v) minimum equity ratio (the ratio of value adjusted equity to value adjusted total assets).  In addition, DryShips, as a guarantor under our Deutsche Bank credit facilities and our $800.0 million senior secured term loan agreement, is required to maintain certain financial covenants, as guarantor under the facilities. In general, these financial covenants require DryShips to maintain (i) minimum liquidity; (ii) a minimum market adjusted equity ratio; (iii) a minimum interest coverage ratio; (iv) a minimum market adjusted net worth; and (v) a minimum debt service coverage ratio.

Furthermore, all of our loan agreements also contain a cross-default provision that may be triggered by either a default under one of our other loan agreements or a default by DryShips under one of its loan agreements. A cross-default provision means that a default on one loan would result in a default on all of our other loans.  A default by DryShips under one of its loan agreements would trigger a cross-default under our Deutsche Bank credit facilities and would provide our lenders with the right to accelerate the outstanding debt under these facilities. Further, if DryShips defaults under one of its loan agreements, and the related debt is accelerated, this would trigger a cross-default under our $1.04 billion credit facility and our $800.0 million secured term loan agreement and would provide our lenders with the right to accelerate the outstanding debt under these facilities.

In general, a violation of financial covenants constitutes a breach under our credit facilities and our lenders may declare an event of default, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell assets, reclassify our indebtedness as current liabilities and accelerate our indebtedness, which would impair our ability to continue to conduct our business.

As of December 31, 2011, we were in compliance with all covenants related to our various credit facilities.  Due to the decline in vessel values in the drybulk shipping sector, DryShips was in breach of certain of its financial covenants as of December 31, 2008 and, as a result, obtained waiver agreements from its lenders waiving the violations of such covenants. Certain of these waiver agreements expire during 2012, at which time the original covenants under the loan agreements come back into effect. In addition, as of December 31, 2011, DryShips was not in compliance with the loan-to-value ratios contained in certain of its loan agreements under which a total of $185.8 million was outstanding as of that date, out of DryShips’s group consolidated debt of approximately $4.4 billion as of December 31, 2011, and has obtained a waiver of the breach relating to approximately $97.3 million of this outstanding indebtedness until March 31, 2012. As a result of the aforementioned non-compliance, DryShips may be required to prepay indebtedness or provide additional collateral to its lenders in the form of cash or other property in the total amount of $83.0 million in order to comply with these ratios, including $64.4 million that will be payable on March 31, 2012 in the event that DryShips is not in compliance with the applicable loan-to-value ratio for which we have obtained a waiver until March 31, 2012. There can be no assurance that DryShips will regain compliance with the original covenants when the waivers expire or be able to obtain extensions upon the expiration of such waivers. Furthermore, if DryShips does not remedy covenant breaches, this may trigger cross-default provisions in our loan agreements.  We do not guarantee, or otherwise become directly liable for, DryShips’s indebtedness.

If our indebtedness is accelerated pursuant to the cross-default provisions, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our drilling rigs if our lenders foreclose their liens. We expect that cash on hand and cash generated from operations would be sufficient to repay our loans that have cross-default provisions, which aggregated approximately $2.3 billion, excluding our 9.5% senior unsecured notes, as of December 31, 2011. However, in the event we do not have sufficient cash on hand and cash generated from operations to repay our loans that have cross-default provisions if that debt were to be accelerated by our lenders, we would have to seek to access the capital markets to fund the mandatory payments, although such financing may not be available on attractive terms or at all.

Our credit facilities

Existing credit facilities

$1.04 billion senior secured credit facility

On September 17, 2008, our wholly-owned subsidiaries Ocean Rig ASA and Ocean Rig Norway AS entered into a revolving credit and term loan facility with a syndicate of lenders that was amended and restated on November 19, 2009, to, among other things, add Drill Rigs Holdings Inc. as a borrower. This credit facility is in the aggregate amount of approximately $1.04 billion. The $1.04 billion credit facility consists of a guarantee facility, which provides us with a letter of credit of up to $20.0 million, which has been drawn, three revolving credit facilities in the amounts of $350.0 million, $250.0 million and $20.0 million, respectively, and a term loan in the amount of up to $400.0 million. On September 30 and October 10, 2008, Ocean Rig ASA drew down $750.0 million and $250.0 million, respectively, under this facility for the repayment of approximately $776.0 million under a previous credit facility and for general corporate purposes. Amounts outstanding under the $1.04 billion credit facility bear interest at LIBOR plus a margin and the loan is repayable in 20 quarterly installments plus a balloon payment of $400.0 million payable together with the last installment, on September 17, 2013. As of December 31, 2011 and 2010, the outstanding balance under this loan agreement was $522.5 million and $675.8 million, respectively.

The $1.04 billion credit facility is secured by, among other things, (i) first and second priority mortgages over the Leiv Eiriksson and the Eirik Raude; (ii) first and second priority assignment of all insurances and earnings of the Leiv Eiriksson and the Eirik Raude; (iii) pledges of shares of certain of our subsidiaries and (iv) first and second mortgages over the machinery and plant of certain of our subsidiaries.

Under the $1.04 billion credit facility, Drill Rigs Holdings Inc. and its subsidiaries are subject to certain covenants requiring, among other things, the maintenance of (i) a minimum amount of free cash; (ii) a leverage ratio not to exceed specified levels; (iii) a minimum interest coverage ratio; (iv) a minimum current ratio (the ratio of current assets to current liabilities); and (v) a minimum equity ratio (the ratio of value adjusted equity to value adjusted total assets).

In addition, capital expenditures must not exceed $50.0 million in any fiscal year and capital expenditures in excess of $30.0 million require the prior consent of the lender. Further, the aggregate market value of the Eirik Raude and the Leiv Eiriksson be at least equal to 135% of the principal amount of the borrowings outstanding under the term loan facility and of the $350.0 million and $20.0 million revolving credit facilities.

Furthermore, pursuant to the terms of the $1.04 billion credit facility, if any person or persons acting in concert (other than DryShips or other companies controlled by Mr. George Economou, our Chairman, President and Chief Executive Officer and the Chairman, President and Chief Executive Officer of DryShips) obtains either direct or indirect control of one-third or more of the shares in Drill Rigs Holdings Inc., notice must be provided to the Agent, who may, upon the instruction of any lender, cancel all commitments and declare outstanding loans and accrued interest due and payable. The $1.04 billion credit facility also contains restrictions on the ability of Drill Rigs Holdings Inc. to pay dividends, make distributions to its shareholders, and reduce share capital without the prior written consent of the lenders.

This loan agreement contains other customary restrictive covenants and events of default, including non-payment of principal or interest, breach of covenants or material representations, bankruptcy and imposes insurance requirements and restrictions on the employment of the vessels.

This credit facility contains a cross-default provision that applies to us and DryShips. This means that if we or DryShips default, by way of non-payment of principal and interest or by way of acceleration or cancellation of debt, we will be in default of this loan. Our wholly-owned subsidiary Drill Rigs Holdings Inc. has entered into three interest rate swap agreements to fix the interest rate on the principal amounts outstanding under this loan agreement. See "—Swap agreements" below for a description of these interest rate swap agreements.

The outstanding balance of this facility, as of March 6, 2012, was $522.5 million.

Two $562.5 million senior secured credit facilities, amended to $495.0 million each (the Deutsche Bank credit facilities)

On July 18, 2008, Drillship Kithira Owners Inc. and Drillship Skopelos Owners Inc., our wholly-owned subsidiaries and the owners of our newbuilding drillships, the Ocean Rig Poseidon and the Ocean Rig Mykonos, respectively, each entered into separate loan agreements with a syndicate of lenders, including Deutsche Bank AG, London Branch, in the amount of $562.5 million to partially finance the construction cost of the Ocean Rig Poseidon and the Ocean Rig Mykonos, including payment of financing fees, incidental drillship costs, commitment fees, loan interest, and a portion of the second yard installments. We refer to these credit facilities as the Deutsche Bank credit facilities. Both of the loans bear interest at a rate that is in part fixed and in part based on LIBOR plus an applicable margin and are repayable in 18 semi-annual installments of $31.25 million through September 2020 and November 2020, respectively. These agreements and the waivers and consents contained therein were terminated pursuant to the terms of the Supplemental Agreement No. 3, dated January 29, 2010, to each of these credit facilities because we, including DryShips, were in compliance with all of the covenants contained in this loan agreement.

On June 5, 2009, we entered into agreements with the facility agent and certain other lenders with respect to each of these credit facilities providing for a waiver of certain financial covenants through January 31, 2010. These agreements and the waivers and consents contained therein were terminated pursuant to the terms of the Supplemental Agreement No. 3, dated January 29, 2010, to each of these credit facilities because we and DryShips were in compliance with all of the covenants contained in this loan agreement. This credit facility contains a cross-default provision that applies to us and DryShips. This means that if we or DryShips default under any of our other loan obligations, we will be in default of this loan.

On April 27, 2011, we entered into an agreement with the lenders under our two Deutsche Bank credit facilities to amend these facilities. As a result of this restructuring, (i) the maximum amount permitted to be drawn was reduced from $562.5 million to $495.0 million under each facility; (ii) in addition to the guarantee already provided by DryShips, we provided an unlimited recourse guarantee that includes certain financial covenants; and (iii) we are permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2010, the cash collateral deposited for this vessel was released. On August 10, 2011, we amended the terms of the credit facility for the construction of the Ocean Rig Mykonos to allow for full drawdowns to finance the remaining installment payments for this drillship based on the contract with Petrobras Brazil for the Ocean Rig Mykonos and on August 10, 2011, the cash collateral deposited for the drillship was released. The amendment also requires that the Ocean Rig Mykonos be re-employed under a contract acceptable to the lenders meeting certain minimum terms and dayrates at least six months, in lieu of 12 months, prior to the expiration of the contract with Petrobras Brazil. All other material terms of the credit facility were unchanged.

Each Deutsche Bank loan agreement is secured by, among other things, a first priority mortgage on the relevant vessel and a reserve account pledge. Each loan agreement contains a loan to value ratio relating to the post-delivery market value of the relevant vessel.

As of December 31, 2011 and 2010, the outstanding balance under the Deutsche Bank credit facilities was $990.0 million and $194.5 million, respectively.

These loan agreements are guaranteed by DryShips. The guarantee covers the initial equity contribution and each other equity contribution, the equity collateral, amounts to be paid into the debt service reserve account and each payment of the loan balance. The guarantee by DryShips contains certain financial covenants measured on the DryShips financial accounts requiring the maintenance of (i) a minimum market adjusted equity ratio; (ii) a minimum interest coverage ratio; (iii) a minimum market value adjusted net worth of DryShips and its subsidiaries; and (iv) a minimum amount of free cash and cash equivalents.

In addition, as noted above, we provided an unlimited recourse guarantee under the terms of the restructuring of these loan agreements whereby we are required to comply with certain financial covenants requiring that we maintain (i) a minimum equity ratio; (ii) a minimum amount of working capital; (iii) a maximum leverage ratio; (iv) a minimum interest coverage ratio; and (v) a minimum amount of free cash.

The loan agreements contain customary restrictive covenants and events of default, including non-payment of principal or interest, minimum insurance requirements, breach of covenants or material misrepresentations, bankruptcy, and change of control and impose restrictions on the payments of dividends and employment of the vessels.

In addition, due to the cross-default provisions in these credit facilities, a default by DryShips under one of its loan agreements would trigger a cross-default under our Deutsche Bank credit facilities and would provide our lenders with the right to accelerate the outstanding debt under these facilities. Further, if DryShips defaults under one of its loan agreements, and the related debt is accelerated, this would trigger a cross-default under our $1.04 billion credit facility and our $800.0 million secured term loan agreement and would provide our lenders with the right to accelerate the outstanding debt under these facilities.

We have entered into four interest rate swap agreements to fix the interest rate payable on the principal amounts outstanding under the Deutsche Bank credit facilities. See "—Swap agreements" below for a description of the interest rate swap agreements.

The outstanding balance of this facility, as of March 6, 2012, was $962.5 million.

$800.0 million senior secured term loan agreement

On April 15, 2011, our wholly owned subsidiary Drillships Holdings Inc., or Drillships Holdings, entered into a $800 million senior secured term loan agreement with a syndicate of lenders to fund a portion of the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia.  The $800 million senior secured term loan agreement consists of four term loans, which were all fully drawn in April 2011. A portion of the loans was used to refinance the $325 million short term loan facility, as discussed below.  Amounts outstanding under the $800 million senior secured term loan agreement bear interest at LIBOR plus a margin and the loan is repayable in 20 quarterly installments plus a balloon payment of $488.3 million payable together with the last installment payment.

The $800 million senior secured term loan agreement is secured by, among other things, the first priority rights to (i) the mortgages over the Ocean Rig Corcovado and the Ocean Rig Olympia; (ii) the assignment of earnings; (iii) the assignment of earnings accounts; (iv) the minimum cash accounts; (v) the insurances; and (vi) the all of the shares of Drillships Holdings Inc. and its subsidiaries, including Drillship Hydra Shareholders Inc., Drillship Hydra Owners Inc., Ocean Rig Corcovado Greenland Operations Inc., Ocean Rig Black Sea Coop, Ocean Rig Black Sea Operations B.V., Drillship Paros Shareholders Inc., Drillship Paros Owners Inc., Ocean Rig Olympia Ghana Operations Ltd and Drillships Holdings Operations Inc.

As of December 31, 2011, the outstanding balance under this loan was $766.7 million.

Under the $800 million senior secured term loan agreement, we and certain of our subsidiaries, as guarantors, are subject to certain covenants requiring among other things, the maintenance of (i) a minimum amount of free cash; (ii) a leverage ratio not to exceed specified levels; (iii) a minimum interest coverage ratio; (iv) a minimum current ratio; and (v) a minimum equity ratio.  In addition, DryShips, as guarantor, must maintain (i) minimum liquidity; (ii) a minimum interest coverage ratio; (iii) a minimum market adjusted equity ratio; and (iv) a minimum market value adjusted net worth. Further, the aggregate market value of the Ocean Rig Corcovado and the Ocean Rig Olympia must be greater than 140% of the total borrowings outstanding under the senior secured term loan.

Also, the $800 million senior secured term loan agreement restricts our and Drillships Holdings' ability to pay dividends, make any distribution to its shareholders or buy-back common shares, except for dividends paid by Drillships Holdings to us from the first distribution and relating to the refinancing of capital expenditures for the Ocean Rig Corcovado and the Ocean Rig Olympia.  Furthermore, pursuant to the terms of the $800 million senior secured term loan agreement, if, after an initial public offering, any person or group (other than George Economou and DryShips) acquire beneficial ownership of more than 50% of our equity, or, if George Economou and DryShips fails (i) prior to an initial public offering, to hold 65% of the aggregate ordinary voting power and economic interest in us; or (ii) after an initial public offering, to hold 15% aggregate ordinary voting power and economic interest in us, then all outstanding amounts under the $800 million senior secured term loan agreement are required to be prepaid within 60 days.

The $800 million senior secured term loan agreement contains other customary restrictive covenants and events of default, including non-payment of principal or interest, breach of covenants or material representations, bankruptcy and imposes insurance requirements and restrictions on the employment of the vessels.

The $800 million senior secured term loan agreement contains a cross-default provision that applies to us and DryShips, as guarantor.  This means that if we or DryShips default, by way of non-payment of principal or interest or by way of acceleration or cancellation of debt, we will be in default of this loan.

We have entered into two interest rate swap agreements to fix the interest rate payable on the principal amounts outstanding under the $800.0 million senior secured term loan agreement. See "—Swap agreements" below for a description of the interest rate swap agreements.

The outstanding balance under this loan as of March 6, 2012 was $750.0 million.

9.5% senior unsecured notes due 2016

On April 27, 2011, we completed the issuance of $500.0 million aggregate principal amount of our 9.5% senior unsecured notes due 2016 in an offering made to both non-U.S. persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act, which we refer to as the notes offering. We received net proceeds from the notes offering of approximately $487.5 million, which were used to finance a portion of the remaining payments under  our newbuiliding program and for general corporate purposes. DryShips, our parent company, purchased $75.0 million of our 9.5% senior unsecured notes due 2016 from a third party on May 18, 2011.

Under the terms of the bond agreement, also referred to herein as the indenture, dated April 14, 2011, we will pay interest on the notes at a rate of 9.5% per annum.  We will make interest payments on the bonds semi-annually in arrears on October 27 and April 27 of each year, beginning October 27, 2011 until the bonds' final maturity on April 27, 2016. Interest will accrue from the issue date of the notes.  The notes will not be guaranteed by any of our subsidiaries.  The notes will be our unsecured obligations and rank senior in right of payment to any of our future subordinated indebtedness and equally in right of payment to all of our existing and future unsecured senior indebtedness.  We may redeem some or all of the notes as follows: (i) at any time and from time to time from April 27, 2014 to April 26, 2015, at a redemption price equal to 104.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption; or (ii) at any time and from time to time from April 27, 2015 at a redemption price equal to 102.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption.  Upon a change of control, which occurs if 50% or more of our shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require us to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

Subject to a number of limitations and exceptions, the bond agreement governing the notes contains covenants limiting, among other things, our ability to: (i) create liens; or (ii) merge, or consolidate or transfer, sell or lease all or substantially all of our assets. Furthermore, the bond agreement contains financial covenants requiring us, among other things, to ensure that we maintain: (i) a consolidated equity ratio of minimum 35%; (ii) free cash of minimum $50 million; (iii) current ratio of minimum 1-to-1; and (iv) an interest coverage ratio of 2.5x calculated on a 12 month rolling basis.

In connection with the issue, we agreed to apply to list the notes on a securities exchange or other regulated market by December 1, 2011. The notes were approved for trading on the Oslo ABM, which is maintained by the Oslo Bors ASA, on October 10, 2011. We have obtained a credit rating on our Company and notes in compliance with the loan agreement. If we had failed to obtain the required credit ratings, the interest rate on the notes would have increased by 0.25% annually.

Cash flows

Year ended December 31, 2011 compared to year ended December 31, 2010

Our cash and cash equivalents increased to $250.9 million as of December 31, 2011, compared to $95.7 million as of December 31, 2010, primarily due to cash provided by new financing and operating activities partly offset by cash used in investing activities.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital surplus was $83.9 million as of December 31, 2011, compared to a $4.1 million working capital surplus as of December 31, 2010.

Net cash provided by operating activities

Net cash provided by operating activities was $270.7 million for the year ended December 31, 2011. In determining net cash provided by operating activities for the year ended December 31, 2011, net income was adjusted for the effects of certain non-cash items, including $162.5 million of depreciation and amortization, $23.0 million of amortization and the write-off of deferred financing costs. Moreover for the year ended December 31, 2011, net income was also adjusted for the effects of non-cash items, such as the gain in the change in fair value of derivatives of $15.1 million, amortization of discontinued cash flow hedges of $9.8 million, amortization of below market value acquired drilling contracts of $1.2 million and $4.3 million interest income on restricted cash. Net cash provided by operating activities was $221.8 million for the year ended December 31, 2010.

Net cash used in investing activities

Net cash used in investing activities was $1.6 billion for the year ended December 31, 2011, compared to $1.4 billion for the year ended December 31, 2010. We made shipyard payments and project capital expenditures of approximately $1.9 billion for the year ended December 31, 2011, compared to $711.9 million for advances for drillships under construction and other capital expenditures for the year ended December 31, 2010. The decrease in restricted cash was $385.0 million during the year ended December 31, 2011, reflecting primarily repayment of the $300.0 million short-term credit facility that was classified as restricted cash as of December 31, 2010, compared to an increase of $335.9 million in the corresponding period of 2010.

Net cash provided by financing activities

Net cash provided by financing activities was $1.4 billion for the year ended December 31, 2011, consisting of $2.4 billion in net proceeds from new long-term debt, which was largely offset by repayments of credit facilities amounting to an aggregate of $926.7 million. This compares to net cash provided by financing activities of $1.08 billion for the year ended December 31, 2010, consisting mainly of stockholders contribution to fund investments of $540.3 million, net proceeds from the private offering of $488.3 million, proceeds from bank debt of $308.2 million and the repayment of bank debt of $247.7 million.

Year ended December 31, 2010 compared to year ended December 31, 2009

Our cash and cash equivalents decreased to $95.7 million as of December 31, 2010, compared to $234.2 million as of December 31, 2009, primarily due to cash used in investing activities which was partly offset by cash provided by operating activities and financing activities. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital surplus was $4.1 million as of December 31, 2010, compared to a $123.7 million working capital deficit as of December 31, 2009. The movement from a deficit to a surplus is due to the reclassification of long-term debt from current liabilities to non-current liabilities due to DryShips' compliance with its covenants, which removed the technical cross-default under our loan agreements.

Net cash provided by operating activities

Net cash provided by operating activities was $221.8 million for the year ended December 31, 2010, compared to $211.1 million for the year ended December 31, 2009. The increase is mainly due to increased operational profitability during 2010.

Net cash used in investing activities

Net cash used in investing activities was $1.4 billion for the year ended December 31, 2010. Net cash used in investing activities was $146.8 million for the year ended December 31, 2009. We made shipyard payments of approximately $999.6 million for advances for drillships for the year ended December 31, 2010. This compares to $130.8 million for advances for drillships for the year ended December 31, 2009. The increase in restricted cash was $335.9 million during 2010 and was mainly driven by a $300.0 million short-term credit facility, which was fully cash collateralized and was repaid in January 2011, compared to $185.6 million in the corresponding period of 2009. The increase in the cash used in investing activities for year ended December 31, 2010 was mainly due to yard installments.

Net cash provided by financing activities

Net cash provided by financing activities was $1.08 billion for the year ended December 31, 2010, consisting mainly of stockholders contribution to fund investments of $540.3 million, net proceeds from the private offering of $488.3 million, proceeds from bank debt of $308.2 million and the repayment of bank debt of $247.7 million. Net cash used in by financing activities was $103.0 million for the year ended December 31, 2009, consisting of stockholders' contribution of $753.4 million, proceeds from credit facilities of $150.0 million and debt repayments of $1.0 billion.

Swap agreements

As of December 31, 2011, we had seven interest rate swap and cap and floor agreements outstanding, with a notional amount of $1.0 billion, maturing from September 2013 through November 2017. These agreements were entered into in order to economically hedge our exposure to interest rate fluctuations with respect to our borrowings. As of January 1, 2011, we discontinued hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statement of operations for the year ended December 31, 2011. As of December 31, 2011, the fair value of the above agreements was a liability of $92.8 million. This fair value equates to the amount that would be paid by us if the agreements were cancelled at the reporting date, taking into account current interest rates and our creditworthiness.

In addition, during February 2012, we entered into two additional interest rate swap agreements with a notional amount of $700.0 million in the aggregate, maturing in April 2016, to hedge our exposure to interest rate fluctuations applicable to indebtedness under our $800.0 million senior secured term loan agreement by fixing our three-month LIBOR rates at approximately 0.9% up to April 2016.

As of December 31, 2011, security deposits (margin calls) of $33.1 million were paid and were recorded as "Other non current assets" in our consolidated balance sheet. These deposits are required by the counterparty due to the market loss in the swap agreements.

As of December 31, 2009 and 2010, we had outstanding 11 interest rate swap and cap and floor agreements, with a notional amount of $1.3 billion and $908.0 million, respectively, maturing from September 2011 through November 2017. These agreements are entered into in order to economically hedge our exposure to interest rate fluctuations with respect to its borrowings. As of December 31, 2009 and 2010, eight of these agreements did not qualify for hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statement of operations. As of December 31, 2009 and 2010, three agreements qualified for and were designated for hedge accounting and, as such, changes in their fair values are included in other comprehensive loss. The fair value of these agreements equates to the amount that would be paid by us if the agreements were cancelled at the reporting date, taking into account current interest rates and our creditworthiness.

As of December 31, 2009 and December 31, 2010, security deposits (margin calls) of $40.7 million and $78.6 million, respectively, were paid and were recorded as "Other non current assets" in our consolidated balance sheet. These deposits are required by the counterparty due to the market loss in the swap agreements.

See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Currency forward sale exchange contracts

As of December 31, 2011, we had no outstanding currency forward sale exchange contracts. The change in fair value of these contracts at December 31, 2011 amounted to a loss of $1.5 million and is included as Other, net in our consolidated statement of operations. See Note 10 to our audited consolidated financial statements.

As of December 31, 2010, we had currency forward sale exchange contracts for the future sales of U.S. Dollars at fixed rates of $28.0 million outstanding with a fair market value of $1.5 million recorded in "Financial instruments" in our consolidated balance sheet. For the relevant period, we did not designate currency forward sale exchange contracts as hedges under U.S. GAAP, and realized gains are included as General and administrative expenses and unrealized gains are included as Other, net in our consolidated statement of operations. See Note 10 to our audited consolidated financial statements.

As of December 31, 2009, we had currency forward sale exchange contracts for the future sales of U.S. Dollars at fixed rates of $20.0 million outstanding with a fair market value of $0.4 million recorded in "Financial instruments" in our consolidated balance sheet. For the relevant period, we did not designate currency forward sale exchange contracts as hedges under US GAAP, and realized gains are included as General and administrative expenses and unrealized gains and losses are included as Other, net in our consolidated statement of operations. See Note 10 to our audited consolidated financial statements.

See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

C.        Research and development, patents and licenses, etc.

Not applicable.

D.        Trend Information

The slowdown in the world economy following the credit crisis in the latter part of 2008 had significant adverse impact on the activity levels for most of the offshore drilling industry in 2009. This trend extended into 2010 and 2011 for some of the rig types and market segments, in spite of the rebound in oil prices, as oil companies retained a cautious attitude towards the longer term sustainability of the price recovery.

The market for ultra-deepwater semi-submersible rigs and drillships was less affected by the credit crisis and slow down in the world economy in 2008 than the markets for other types of rigs, such as jack-up and tender rigs, due to the limited availability of such rigs in the near term and the continued long-term strategic focus by super majors and national oil companies on exploration and production activities in deeper waters. Although there were fewer fixtures in 2009 compared to 2008, daily rates remained close to $500,000 for units in such waters something that is strong by historical standards. In 2010, we saw daily rates decrease to some $430,000 as the activity level in deeper waters developed more slowly than anticipated. The Macondo incident in late April 2010 and the subsequent moratorium on offshore drilling in the U.S. Gulf of Mexico further stalled such activity. The moratorium not only delayed a large number of deepwater projects in the region but also prompted oil companies to assert rights of termination in certain cases forcing relocation of deepwater drilling rigs to other regions. Although the moratorium was lifted in October 2010, delays in the approval process of drilling permits, increased regulatory requirements and perceived increase in legal risk of operating in the U.S. Gulf of Mexico have hampered the activity for deepwater drilling in the United States. However, the Macondo incident has increased oil companies focus on new, modern and technically superior equipment and thus reducing their interest in using older moored and upgraded deepwater vessels with weight and capacity restrictions. This has resulted in the market absorbing new dynamically positioned deepwater rigs, originally ordered without a drilling contract in place at the time of the order, as construction is completed at yards.

There has been an increase in new countries, as well as regions, of interest for new deepwater exploration activities. These include countries in West Africa, East Africa, and Southeast Asia. New frontier markets are also emerging such as Greenland and Australia. At the same time and in response to the favorable outlook for oil prices and deepwater drilling, established players have taken advantage of the significant reduction in newbuild prices compared to the highs in 2008 and, since October 2010, orders have been placed for 76 new dynamic deepwater units, mainly on speculation. The deliveries of these units are scheduled to be delivered by 2020 and, as such, are not expected a have any near term effect of significance on the balance of the market.

Strong growth in development drilling activities in Brazil and West Africa is expected to drive demand in the upcoming years. In the short term, more drilling units moving into these regions and a return of deepwater drilling activities in the U.S. Gulf of Mexico could have a positive impact on demand and daily rates. There is also likely to be a catch up effect in the U.S. Gulf of Mexico related to the deepwater drilling activity that was postponed due to the moratorium and halt in issuance of drilling permits. The number of market inquiries for ultra-deepwater rigs has improved significantly over the last six months and at present, daily rates for new deepwater drilling units range from $500,000 to $600,000, depending upon country, region and whether the rig is considered new out of the yard or has been in operation , the latter commanding a premium.

E.        Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

F.        Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2011:

Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(U.S. Dollars in thousands)

Drillships under construction (1)	1,096,826	-	1,096,826	-	-
Retirement Plan Benefits (2)	2,063	64	216	326	1,457
Operating leases (3)	3,376	1,241	2,135	-	-
Loan payments (4)	2,779,167	219,167	805,834	1,286,666	467,500
Interest payments (5)	659,444	133,902	270,782	184,866	69,894

Total	4,540,876	354,374	2,175,793	1,471,858	538,851

(1)	The figure includes contracted purchase obligations only.

(2)
We have three defined benefit plans for our employees managed and funded through Norwegian life insurance companies at December 31, 2011. The pension plans covered 53 employees by December 31, 2011. Pension liabilities and pension costs are calculated based on the actuarial cost method as determined by an independent third party actuary.

(3)
We entered into two new three-year office lease agreements with an unrelated third party, which commenced on September 1, 2011 and October 1, 2011, respectively. The lease agreements include options for additional two and three year terms, which must be exercised at least six months prior to the end of the terms of the contracts, which expire in September 2014 and October 2014, respectively. We also entered into a three-year office lease with a third party in Nicosia, Cyprus which commenced on September 1, 2010. The lease agreements relating to office space are considered to be operational lease contracts.

(4)	Includes $500 million 9.5% senior unsecured notes.

(5)	Based on assumed interest rates ranging from 4.46% to 9.5%.

Recent accounting pronouncements:

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs", ("ASU 2011-04"). ASU 2011-04 amends Accounting Standards Codification ("ASC") 820, "Fair Value Measurements", ("ASC 820"), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 will be effective for the Company's fiscal year beginning January 1, 2012. The adoption of ASU 2011-04 is not expected to have a material effect on our consolidated financial statements, but may require certain additional disclosures.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income, Presentation of Comprehensive Income ("Topic 220") which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, "Comprehensive income", and requires entities to report components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements. Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this ASU should be applied retrospectively and they are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The amendments in this ASU have been adopted by us in the accompanying consolidated financial statements and, as a result, the consolidated financial statements for the years ended December 31, 2009 and 2010 were revised to include a separate statement of comprehensive income and to exclude the components of other comprehensive income from the statement of stockholders' equity.

In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (Topic 210): Disclosures about offsetting Assets and Liabilities". The objective of this update is to provide enhanced disclosures that will enable financial statements' users to evaluate the effect or potential effect of netting arrangements on an entity's financial position. This includes the effect or potential effect of rights of setoff associated with an entity's recognized assets and recognized liabilities within the scope of this ASU. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45.  The amendments in this update are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The provisions of ASU 2011-11 are not expected to have a material impact on our consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standard Update No 2011-05". The amendments in this ASU supersede certain pending paragraphs in ASU 2011-05, to effectively defer the requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. Companies are still required to present reclassifications out of accumulated other comprehensive income on the face of the financial statements or disclose those amounts in the notes to the financial statements.

G.        Safe Harbor

See the section entitled "Forward-Looking Statements" at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management

Set forth below are the names, ages and positions of our directors and executive officers and the principal officers of certain of our operating subsidiaries. Members of our board of directors are elected annually on a staggered basis. Each director elected holds office for a three-year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Officers are appointed from time to time by our board of directors, or our relevant subsidiary, as applicable, and hold office until a successor is appointed.

Directors and executive officers of Ocean Rig UDW Inc.
Name	Age	Position
George Economou	59	Chairman of the Board, President, Chief Executive Officer and Class A Director
Michael Gregos	40	Class B Director
Trygve Arnesen	53	Class C Director
Savvas D. Georghiades	61	Class C Director
Prokopios (Akis) Tsirigakis	56	Class B Director
Pankaj Khanna	41	Chief Marketing Officer
Principal officers of operating subsidiaries*
Name	Age	Position
Frank Tollefsen	49	Chief Operating Officer and Deputy Chief Executive Officer
Jan Rune Steinsland	52	Chief Financial Officer
Ronald Coull	51	Senior Vice President, Human Resources
Dag Eggan	39	Vice President Quality, Health, Safety & Environment

The business address of each of our directors and principal officers is 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus.

Biographical information with respect to the above individuals is set forth below.

George Economou was appointed as our President and Chief Executive Officer on September 2, 2010, and Chairman and director in December 2010. Mr. Economou has over 25 years of experience in the maritime industry. He has served as Chairman, President and Chief Executive Officer of DryShips Inc. since January 2005. He successfully took DryShips public in February 2005, on NASDAQ under the trading symbol "DRYS". Mr. Economou has overseen the growth of DryShips into one of the largest US-listed dry bulk companies in fleet size and revenue and one of the largest Panamax owners in the world. Mr. Economou has also served as a director of Danaos Corporation and a director and President of AllShips Inc. since 2010. Mr. Economou began his career in 1976 when he commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1981-1986 he held the position of General Manager of Oceania Maritime Agency in New York. Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies and in 1991 he founded Cardiff Marine Inc., Group of Companies. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum, and Lloyds Register Hellenic Advisory Committee. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Michael Gregos was appointed to our board of directors in December 2010.  Mr. Gregos is Project Manager for Dynacom Tankers Management Ltd. which he joined in 2001. From 2007 to 2008, Mr. Gregos was employed as Chief Operating Officer by OceanFreight Inc. Prior to that period, he worked for a shipping concern based in Athens and New York for five years and the Corporate Finance arm of a Greek bank for one year. He is a graduate of Queen Mary University in London and holds an M.Sc. in Shipping, Trade and Finance from City University.

Trygve Arnesen was appointed to our board of directors in December 2010.  Mr. Arnesen is a director for Aftermarket Eastern Region with FMC Technologies, a position he has held since August 2010. Mr. Arnesen holds an M.Sc. in petroleum engineering and applied geophysics from the Norwegian University of Science and Technology from 1980. He has worked in the drilling and oil service industry since 1982, and has held a broad range of positions with various companies including Wilhelmsen (1982-1984), Morco&Ross (1984-1985), Norcem / Aker Drilling (1985-1989), Saga (1989), Transocean / Procon / Prosafe (1990-1992 and 1994-2005), Shell (1992-1994), and Odfjell (2005-2006). From 2006 to 2008, Mr. Arnesen was the Chief Executive Officer of Ocean Rig ASA, our predecessor, and he worked as Chief Executive Officer for Norwind from 2008 until 2010.

Savvas Georghiades was appointed to our board of directors in December 2010. Mr. Georghiades has been a practicing lawyer in Cyprus since 1976. He is a graduate of the Aristotle University in Thessaloniki.

Prokopios (Akis) Tsirigakis has been appointed to serve on our board of directors effective September 12, 2011. Mr. Tsirigakis serves as Chairman of the Board of Directors, President and Co-Chief Executive Officer of Nautilus Marine Acquisition Corp., a blank check company formed for the purpose of acquiring one or more operating businesses or assets. In November 2007 he founded, and until February 2011 was the President and Chief Executive Officer of Star Bulk Carriers Corp. a dry-bulk shipping company listed on the NASDAQ Stock Market (NASDAQ: SBLK). He has served as a director of Star Bulk Carriers Corp. since November 2007. From November 2005 until November 2007 he founded and served as Chairman of the Board, Chief Executive Officer and President of Star Maritime Acquisition Corp. (AMEX: SEA). Mr. Tsirigakis is experienced in ship ownership, ship management and new shipbuilding projects. Mr. Tsirigakis formerly served on the board of directors of DryShips. Since November 2003, he served as Managing Director of Oceanbulk Maritime S.A., a dry cargo shipping company that has operated and managed vessels. From November 1998 until November 2007, Mr. Tsirigakis served as the Managing Director of Combine Marine Inc., a company which he founded and that is providing ship management services to third parties. From 1991 to 1998, Mr. Tsirigakis was the Vice-President and Technical Director of Konkar Shipping Agencies S.A. of Athens, after having served as Konkar's Technical Director from 1984 to 1991. From 1982 to 1984, Mr. Tsirigakis was the Technical Manager of Konkar's affiliate, Arkon Shipping Agencies Inc. of New York. He is a life-member of The Propeller Club of the United States, a member of the Technical Committee (CASTEC) of Intercargo, the International Association of Dry Cargo Shipowners, President of the Hellenic Technical Committee of RINA, the Italian Classification Society and member of the Technical Committees of various Classification Societies. Mr. Tsirigakis received his Masters and B.Sc. in Naval Architecture from The University of Michigan, Ann Arbor and has seagoing experience.

Pankaj Khanna was appointed to as our Chief Marketing Officer effective January 1, 2012.  Mr. Khanna has also served as the Chief Operating Officer of DryShips since March 2009 and served on our board of directors from December 2010 until September 2011.  Mr. Khanna has 22 years of experience in the shipping industry. Prior to joining us, Mr. Khanna was the Chief Strategy Officer for Excel Maritime Carriers Ltd. from November 2008 to February 2009. Mr. Khanna also previously served as Chief Operating Officer of Alba Maritime Services S.A. from November 2007 to February 2009. Prior to joining Alba Maritime Services S.A., Mr. Khanna was Vice President of Strategic Development at Teekay Corporation where he headed vessel sales and purchase activities, newbuilding ordering activities, and other strategic development projects from 2001 through 2007. Prior to this, Mr. Khanna was a Senior Analyst at SSY, a multinational shipbroker. Mr. Khanna also sailed as a deck officer on merchant vessels for seven years. Mr. Khanna graduated from Blackpool and the Fylde College, Fleetwood Nautical Campus and also received a post-graduate diploma in international trade and transport from London Metropolitan University.

Frank Tollefsen has been with us since January 2004 and served as the Senior Vice President Operations of Ocean Rig AS from April 2007 to January 2011.  Mr. Tollefsen was promoted Chief Operating Officer (COO) and Deputy Chief Executive Officer of Ocean Rig AS as of February 1, 2011. Mr. Tollefsen has 26 years of experience from various positions in the drilling contracting business. From 1990 Mr. Tollefsen has had leading positions in the North Sea, Nigeria, Houston, Texas, Brazil, Canada, and the Middle East region as well as India and the Mediterranean. Prior to joining Ocean Rig AS, he spent 13 years with Transocean Ltd. Prior to that, Mr. Tollefsen served six years with Dolphin Drilling. Mr. Tollefsen is a mechanical engineer.

Jan Rune Steinsland is the Chief Financial Officer of Ocean Rig AS and joined the Ocean Rig group of companies in 2006. Mr. Steinsland also serves on the board of directors of 42 of the companies in the Ocean Rig group. Mr. Steinsland has 17 years of experience from various positions in the energy and drilling industry and eight years of experience in the finance and technology industries. From 2000 to 2006, Mr. Steinsland was Chief Financial Officer of the Oslo Børs-listed Acta Holding ASA. From 1988 to 2000, Mr. Steinsland held several management positions in Esso Norge AS/Exxon Company International, including Financial Analyst, Financial Reporting Manager, Vice President Accounting, Project Controller and Audit Advisor. Mr. Steinsland has a Master of Business Administration from the University of St. Gallen Switzerland and is a Certified European Financial Analyst (AFA) from The Norwegian Society of Financial Analysts/Norwegian School of Economics and Business Administration.

Ronald Coull has served as the Senior Vice President Human Resources of the Ocean Rig group of companies since June 2009 and currently serves on the board of directors of 25 companies in the Ocean Rig group. He has worked in the oil and gas sector for over 20 years with extensive experience in both generalist human resources management and recruitment. Prior to joining us, Mr. Coull worked for Petrofac facilities management for ten years where his roles included Operations Director of Atlantic Resourcing Ltd, which is a part of the Petrofac group of companies, where Mr. Coull was responsible for the operational and financial performance of this business. This included working with a number of external companies delivering innovative recruitment solutions to the drilling, marine and operations business. Prior to this, he was Human Resources Director & Head of Human Resources for Petrofac Facilities Management in Aberdeen, which had a global workforce of 4,500 employees, with responsibility for providing full human resource support to the business in the North Sea, and for international contracts in Europe, Middle East and Africa and Asia Pacific. Prior to that, Mr. Coull spent three years with Kvaerner Oil & Gas as Human Resources Manager providing HR support to a workforce of approximately 1,800 employees.  In addition, he held Senior HR roles in the offshore oil and gas industry at Trafalger House Offshore Holdings (two years) and Vauldale Engineering (ten years).

Dag Eggan has served as the Vice President Quality, Health, Safety & Environment, or QHSE, of Ocean Rig AS since November 2011 and has worked in the area of quality, health, safety and environment in the offshore drilling industry for 15 years. Prior to joining Ocean Rig, Mr. Eggan was a co-founder of PIER Offshore Management Services AS, where he held the position as Vice President QHSE from 2006 to 2011 and in parallel also held executive positions on behalf of clients, including Vice President QHSE Drilling in Sevan Marine ASA and Sevan Drilling AS and QHSE Director in Skeie Drilling & Production ASA and Skeie Rig Management AS over the same period. Dag Eggan has held various positions in Polycrest AS, Saipem Norway and previously also in Ocean Rig AS, latterly as Senior Vice President HES&Q from 2003 to 2006. He holds a M.Sc in Environmental Engineering from Norges Tekniske Høgskole in Trondheim, Norway and has extensive work experience in Quality Assurance / Health Safety & Environment..

*Effective November 14, 2011, Mr. Paul Carsten Pedersen, resigned from his position as Acting Chief Executive Officer of Ocean Rig AS, which he had held since February 2011.

B.	Compensation

The aggregate annual compensation paid by us to the members of the senior management of our subsidiaries (six individuals) was $2.7 million for the year ended December 31, 2011, consisting of $2.6 million in salary and bonus and $0.1 million in pension contribution and other benefits.

Our non-employee directors are each entitled to receive annual directors' fees of $20,000, such amount to be pro-rated for any portion of a full calendar year that a non-employee director is a member of our board of directors, plus reimbursement for actual expenses incurred while acting in their capacity as director. In addition, the chairmen of the committees of our board of directors receive annual fees of $10,000, such amount to be pro-rated for any portion of the full calendar year that the director is chairman of the committee, plus reimbursement for actual expenses incurred while acting in their capacity as chairman. We do not maintain a medical, dental, or retirement plan for our directors. Members of our senior management who also serve as directors will not receive additional compensation for their services as directors.

Our board of directors intends to adopt an equity incentive plan, pursuant to which officers, directors and employees of the Company, our subsidiaries and our affiliates and consultants and service providers to the Company, our subsidiaries and our affiliates will be eligible to receive awards under the plan. See "—E. Share Ownership—2012 Equity Incentive Plan" below.

C.	Board Practices

Our board of directors consists of the five directors named above.  Each director elected holds office for a three-year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The term of office of each director is as follows: our Class A director, Mr. George Economou, serves for a term expiring at the 2014 annual general meeting of shareholders, our two Class B directors, Messrs. Michael Gregos and Prokopios (Akis) Tsirigakis, serve for a term expiring at the 2012 annual meeting of shareholders and our two Class C directors, Messrs. Trygve Arnesen and Savvas D. Georghiades, serve for a term expiring at the 2013 annual meeting of shareholders.

There are no service contracts between us or any of our subsidiaries and any of our directors providing for benefits upon termination of their employment or service.

Our board of directors has determined three of our directors to be independent under Rule 10A-3 of the Exchange Act and the rules of the NASDAQ Stock Market: Messrs. Gregos, Arnesen and Tsirigakis. Under the NASDAQ corporate governance rules, a director is not considered independent unless our board of directors affirmatively determines that the director has no direct or indirect material relationship with us or our affiliates that could reasonably be expected to interfere with the exercise of such director's independent judgment. In making this determination, our board of directors broadly considers all facts and circumstances it deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.

We have established an audit committee, a compensation committee and a nominating and corporate governance committee, in each case comprised of independent directors.

Our audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal accounting controls. Messrs. Gregos, Arnesen and Tsirigakis serve as members of the audit committee. Mr. Tsirigakis serves as Chairman of the audit committee. The board of directors has determined that Mr. Tsirigakis qualifies as an "audit committee financial expert" as defined in Item 407 of Regulation S-K promulgated by the SEC and Form 20-F.

Our compensation committee is responsible for establishing directors and executive officers' compensation and benefits and reviewing and making recommendations to the board of directors regarding our compensation policies. Messrs. Gregos, Arnesen and Tsirigakis serve as members of the compensation committee. Mr. Gregos serves as Chairman of the compensation committee.

Our nominating and corporate governance committee is responsible for recommending to the board of directors nominees for director and directors for appointment to committees of the board of directors and advising the board of directors with regard to corporate governance practices. Shareholders may also nominate directors in accordance with procedures set forth in our second amended and restated bylaws. Messrs. Gregos, Arnesen and Tsirigakis serve as members of the nominating and corporate governance committee. Mr. Arnesen serves as Chairman of the nominating and corporate governance committee.

D.        Employees

As of December 31, 2011, Ocean Rig UDW Inc. employed one individual, our Chief Executive Officer. As of December 31, 2011, our wholly-owned management subsidiaries had approximately 1,305 employees, including shore-based support teams in Turkey and Ghana, of which approximately 968 were employed by our management subsidiaries and 337 were full-time crew engaged through third party crewing agencies, as discussed below.

Of the total number of employees, approximately 162 were assigned to the Eirik Raude, approximately 139 were assigned to the Leiv Eiriksson, approximately 202 were assigned to the Ocean Rig Corcovado, approximately 200 were assigned to the Ocean Rig Olympia, approximately 214 were assigned to the Ocean Rig Poseidon and approximately 191 were assigned to the Ocean Rig Mykonos. In addition, the newbuild drillship project team, located in Korea and Norway, employed 70 employees, while the management and staff positions at the Stavanger office consisted of 110 employees. In addition, there were 12 employees based at our Aberdeen office and five employees based in other locations.

We did not experience any material work stoppages due to labor disagreements during 2011.

As of December 31, 2010, our management subsidiaries had approximately 564 employees, of which approximately 445 were employed by our management subsidiaries and 119 were full-time crew engaged through third party crewing agencies.  Of the total number of employees, approximately 160 were assigned to the Eirik Raude, approximately 143 were assigned to the Leiv Eiriksson, approximately 88 were assigned to the Ocean Rig Corcovado and 49 were assigned to the Ocean Rig Olympia. These numbers include shore-based support teams in Turkey and Ghana. The newbuild drillship project team, located in Korea and Norway, employed 50 employees, while the management and staff positions at the Stavanger office consisted of 59 employees. In addition, there were four employees based at the London office and two employees based in other locations.

As of December 31, 2009, our management subsidiaries had approximately 432 employees, of which 360 employees were directly employed by our management subsidiaries and 72 were short-term substitute employees and employees representing permanent crew engaged through agencies. Of the total number of employees, 144 were employed on the Eirik Raude and 154 were employed on the Leiv Eiriksson. We also had a Crew Resource Team of 32 employees serving both drilling rigs. 88 of our employees were comprised of shore based support and management positions and 47 employees were based at Forus, Norway and London, United Kingdom. In addition, a total of 41 of our employees were located at our shore and yard bases in Ankara, Turkey, Geoje, South Korea and Accra, Ghana.

The increase of employees from 2009 to 2010 is primarily due to the increase in manning levels on two of our operating drillships and the increase of employees from 2010 to 2011 is primarily due to the increase in manning levels on four of our operating drillships.

Employment agreements

We expect to enter into a consultancy agreement with an entity beneficially owned by our Chief Marketing Officer, Mr. Pankaj Khanna, for the provision of the services of our Chief Marketing Officer. The agreement will have an initial term of two years and may be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, we will be obligated to pay a monthly base remuneration to the entity. We may terminate the agreement for cause, as defined in the agreement, in which case the entity will not be entitled to further payments of any kind. Upon termination of the agreement by us without cause, we will be obligated to pay a lump sum amount. The entity may terminate the agreement without cause by giving three months written notice. In the event the agreement is terminated within three months of a change of control, as defined in the agreement, we will be obligated to pay the monthly remuneration for 36 months from the date of the change of control.

Our wholly-owned subsidiary, Ocean Rig ASA, entered into an employment agreement, dated as of May 15, 2006, with Mr. Jan Rune Steinsland for his services as Chief Financial Officer, pursuant to which Mr. Steinsland receives a fixed annual salary and may receive a bonus through the management bonus plan. The agreement continues until terminated by either party on six-months' notice. In addition, Mr. Steinsland is entitled to participation in our pension scheme. In the case of his termination, except for reasons of gross breach of contract, Mr. Steinsland is entitled to twelve months' salary, payable in monthly installments following termination.  As of December 1, 2008, Mr. Steinsland's employment contract was amended to transfer Mr. Steinsland's employment from Ocean Rig ASA to Ocean Rig AS pursuant to the same terms and conditions described above.

Our wholly-owned subsidiary, Ocean Rig ASA, entered into an employment agreement, dated January 8, 2004, with Mr. Frank Tollefsen for his services as Senior Vice President Operations from January 19, 2004. The agreement continues until terminated by either party on three months' notice. Pursuant to the agreement, Mr. Tollefsen receives a fixed annual salary and may receive a bonus through the management bonus plan as well as a "stay on" bonus of six-months salary paid every three years. In addition Mr. Tollefsen is entitled to participation in our pension scheme.

Our wholly-owned subsidiary, Ocean Rig Ltd, entered into an employment agreement, dated February 8, 2010, with Mr. Ronald Coull for his services as Senior Vice President Human Resources from June 15, 2009. The agreement continues until terminated by either party on six-months' notice. Pursuant to the agreement, Mr. Coull receives a fixed annual salary and may receive a bonus through the management bonus plan.  In addition Mr. Coull is entitled to participation in our pension scheme. In the case of his termination, Mr. Coull is entitled to six months' notice and six months' salary, which will increase by one month per year of service up to a maximum of 12 months' salary.

E.        Share Ownership

With respect to the total amount of common shares owned by all of our officers and directors, individually and as a group, see "Item 7. Major Stockholders and Related Party Transactions—A. Major Shareholders."

2012 Equity Incentive Plan

Our board of directors intends to adopt the Ocean Rig UDW Inc. 2012 Equity Incentive Plan, or the plan, effective in or around March 2012, the material terms of which are set forth below.  Under the plan, officers, directors and employees of, and consultants and service providers to, the Company, our subsidiaries and our affiliates will be eligible to participate. The plan provides for the award of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units, dividend equivalents, unrestricted stock, and other stock or cash-based awards.

Administration

The plan will be administered by our compensation committee, or such other committee of our board of directors as may be designated by our board of directors. The plan administrator will have the authority to, among other things, designate participants under the plan, determine the type or types of awards to be granted to a participant, determine the number of shares of common stock to be covered by awards, determine the terms and conditions applicable to awards and interpret and administer the plan.

Number of Shares of Common Stock

Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation and the like, the number of shares of our common stock with respect to which awards may be granted under the plan is 2,000,000. Shares subject to an award that remain unissued upon the termination or cancellation of the award, restricted shares awarded under the plan that are forfeited, shares in respect of an award that are settled for cash without delivery of common stock, and shares that are tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to an award under the plan, will again be available for grant under the plan. Common stock delivered under the plan will consist of authorized but unissued shares or shares acquired by us in the open market, from us or from any other person or entity.

Stock Options and Stock Appreciation Rights

The plan will permit the grant of options covering common stock and the grant of stock appreciation rights. A stock appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a share of common stock on the exercise date over the base price established for the stock appreciation right. Such excess may be paid in common stock, cash, or a combination thereof, as determined by the plan administrator in its discretion. The plan administrator will be able to make grants of stock options and stock appreciation rights under the plan containing such terms as the plan administrator may determine. Stock options and stock appreciation rights may have an exercise price or base price that is no less than the fair market value of our common stock on the date of grant. In general, stock options and stock appreciation rights granted will become exercisable over a period determined by the plan administrator, but in no event will they exercisable later than ten years from the date of grant.

Restricted Stock, Restricted Stock Units and Phantom Stock Units

Restricted stock is subject to forfeiture prior to the vesting of the award. A restricted stock unit is notional stock that entitles the grantee to receive a share of common stock following the vesting of the restricted stock unit or, in the discretion of the plan administrator, cash equivalent to the value of our common stock. The plan administrator may determine to make grants under the plan of restricted stock and restricted stock units containing such terms as the plan administrator may determine. The plan administrator will determine the period over which restricted stock and restricted stock units granted to plan participants will vest. The plan administrator may base its determination upon the achievement of specified performance goals. Phantom stock units, which represent a notional share of our common stock, may also be granted by the plan administrator under the plan, subject to vesting and forfeiture and other terms and conditions as determined by the plan administrator.

Dividend Equivalent Rights

The plan administrator may grant dividend equivalent rights under the plan, subject to such terms and conditions as determined by the plan administrator in accordance with the terms of the plan.

Unrestricted Stock

The plan administrator may grant shares of our common stock free of restrictions under the plan in respect of past services or other valid consideration.

Other Stock-Based Awards

The plan administrator may, subject to the provisions of the plan, grant other equity-based or equity-related awards in such amounts and subject to such terms and conditions as the plan administrator may determine.

Change in Control

Unless otherwise provided in the instrument evidencing the award, in the event of a change in control of Ocean Rig UDW Inc., as defined in the plan, all outstanding awards will become fully and immediately vested and exercisable.

Term, Termination and Amendment of Plan and Awards

Our board of directors may terminate, suspend or discontinue the plan at any time with respect to any award that has not yet been granted. Unless the plan is terminated earlier, no award may be granted under the plan following the tenth anniversary of the date of the plan's adoption by our board of directors. Our board of directors also has the right to alter or amend the plan or any part of the plan from time to time, subject to shareholder approval in certain circumstances as provided in the plan. The plan administrator may also modify outstanding awards granted under the plan. However, other than adjustments to outstanding awards upon the occurrence of certain unusual or nonrecurring events, generally no change in any outstanding grant may be made that would materially impair the rights or materially increase the obligations of the participant without the consent of the participant.

Awards

The compensation committee of our board of directors has approved the award of 109,950 restricted common shares to management and employees of the Company and its operating subsidiaries, which such restricted common shares are expected to be issued following the adoption of the plan by our board of directors.

Item 7.	Major Shareholders and Related Party Transactions

A.        Major shareholders

The following table sets forth the beneficial ownership of our common shares, as of March 6, 2012, held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our executive officers and directors; and

•	all our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of March 6, 2012, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class
Executive Officers and Directors:
George Economou (2)	3,208,289	2.4%
Pankaj Khanna	-	*
Michael Gregos	-	*
Trygve Arnesen	-	*
Savvas D. Georghiades	-	*
Prokopios (Akis) Tsirigakis	-	*
Jan Rune Steinsland	-	*
Frank Tollefsen	-	*
Ronald Coull	-	*
Dag Eggan
Executive Officers and Directors as a Group	3,257,370	2.5%
5% Beneficial Owners:
DryShips Inc. (3)	97,301,755	73.9%

*Less than 1.0% of our total outstanding common shares.

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus.

(2)
George Economou, our Chairman, President and Chief Executive Officer, may be deemed to beneficially own 2,876,430 of these shares through Sphinx Investment Corp., a Marshall Islands corporation controlled by Mr. Economou.  Mr. Economou may be deemed to beneficially own 79,525 of these shares through Elios Investments Inc., a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, or the Foundation, the beneficiaries of which are Mr. Economou and members of Mr. Economou's family. Mr. Economou may be deemed to beneficially own 145,128 of these shares through Entrepreneurial Spirit Holdings Inc., a Liberian corporation that is wholly-owned by the Foundation.  Mr. Economou may be deemed to beneficially own 105,357 of these shares through Fabiana Services S.A., a Marshall Islands corporation, of which Mr. Economou is the controlling person.  Mr. Economou may be deemed to own 1,849 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person.

(3)
DryShips is our parent company and a reporting company under the Exchange Act. George Economou, our Chairman, President and Chief Executive Officer, is also the Chairman, President and Chief Executive Officer of DryShips. Information with respect to DryShips and Mr. Economou and their relations to us is discussed under "B.—Related party transactions." The business address of DryShips Inc. is 80 Kifissias Avenue, GR 15125 Amaroussion, Greece. In February 2012, DryShips pledged 10,000,000 of these shares as additional security under certain of its credit facilities. The terms of the share pledge expire on March 31, 2012.

As of March 6, 2012, we had 51 shareholders of record, 38 of which were located in the United States and held an aggregate of 33,990,545 shares of our common stock, representing 25.8% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 33,989,178 shares of our common stock as of March 6, 2012. Accordingly, we believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.        Related party transactions

All related party transactions are subject to the review and approval of the independent members of our board of directors.

Related Party Agreements

Management agreements with Cardiff – Management fees to related party

From October 19, 2007 to December 21, 2010, we were party to, with respect to the Ocean Rig Corcovado and the Ocean Rig Olympia, separate management agreements with Cardiff, a party affiliated with our Chairman, President and Chief Executive Office, Mr. George Economou, pursuant to which Cardiff provided additional supervisory services in connection with said drillships including, among other things: (i) assisting in securing the required equity for the construction; (ii) negotiating, reviewing and proposing finance terms; (iii) assisting in marketing towards potential contractors; (iv) assisting in arranging, reviewing and supervising all aspects of building, equipment, financing, accounting, record keeping, compliance with laws and regulations; (v) assisting in procuring consultancy services from specialists; and (vi) assisting in finding prospective joint-venture partners and negotiating any such agreements. Pursuant to the management agreements, we paid Cardiff a management fee of $40,000 per month per drillship plus (i) a chartering commission of 1.25% on revenue earned; (ii) a commission of 1.0% on the shipyard payments or purchase price paid for drillships; (iii) a commission of 1.0% on loan financing; and (iv) a commission of 2.0% on insurance premiums. For the years ended December 31, 2011, 2010 and 2009, total charges incurred by us from Cardiff under the management agreements amounted to $5.8 million, $4.0 million and $1.9 million, respectively.  These charges were capitalized as drillship under construction cost, being a cost directly attributable to the construction of the two drillships, the Ocean Rig Corcovado and the Ocean Rig Olympia.

In accordance with the Addenda No. 1 to the above management agreements, dated as of December 1, 2010, by and between Cardiff and our respective drillship-owning subsidiaries, the management agreements were terminated effective December 21, 2010 and replaced by the Global Services Agreement discussed under "—Global Services Agreement" below; however all obligations to pay for services rendered by Cardiff prior to termination remain in effect. During the first quarter of 2011, the full amount that was due to Cardiff of $5.8 million was paid.

Acquisition of the owning companies for the Ocean Rig Corcovado and the Ocean Rig Olympia

On October 3, 2008, we entered into a share purchase agreement to acquire the equity interests of the companies owning the Ocean Rig Corcovado and the Ocean Rig Olympia, which were controlled by clients of Cardiff, including certain entities affiliated with Mr. Economou. As part of this transaction, we assumed the liabilities for two $115.0 million loan facilities, which, in addition to the customary security and guarantees issued to the borrower, were collateralized by certain vessels owned by certain parties affiliated with Mr. Economou, corporate guarantees of certain entities affiliated with Mr. Economou and a personal guarantee from Mr. Economou.  We repaid one of the $115.0 million loan facilities in December 2010 in connection with the delivery of the Ocean Rig Corcovado and we repaid the second of the $115.0 million loan facilities in March 2011 in connection with the delivery of the Ocean Rig Olympia.

On May 15, 2009, the acquisition described above closed. As consideration for this acquisition, we issued to the sellers the number of common shares equal to 25% of its total issued and outstanding common shares as of May 15, 2009.

Acquisition of the Ocean Rig Poseidon and the Ocean Rig Mykonos from DryShips

In March 2009, DryShips contributed to us the equity interests of Drillships Investments Inc., including the newbuilding contracts for the Ocean Rig Poseidon and Ocean Rig Mykonos and other associated assets and debt.

Purchase of drillship options from DryShips

On November 22, 2010, DryShips, our parent company, entered into a contract with Samsung that granted DryShips options for the construction of up to four additional ultra-deepwater drillships, which would be "sister-ships" to our operating drillships with certain upgrades to vessel design and specifications. The option agreement required DryShips to pay a non-refundable slot reservation fee of $24.8 million per drillship.  The option agreement was novated by DryShips to us on December 30, 2010, at a cost of $99.0 million, which we paid from the net proceeds of the private offering of our common shares that we completed in December 2010. In addition, we paid additional deposits totaling $20.0 million to Samsung in the first quarter of 2011 to maintain favorable costs and yard slot timing under the option contract.

See "Item 4. Information on the Company—B. Business Overview—Newbuilding drillships and options to purchase new building drillships."

Legal services

Mr. Savvas D. Georghiades, a member of our board of directors, provides legal services to us and to our predecessor, Primelead Limited, through his law firm, Savvas D. Georghiades, Law Office.  For the years ended December 31, 2011, 2010 and 2009, we paid fees of €47,390 (or $61,384, based on the Euro/U.S. Dollar exchange rate at December 31, 2011), €94,235 (or $124,861, based on the Euro/U.S. Dollar exchange rate at December 31, 2011) and €0, respectively, for the legal services provided by Mr. Georghiades.

Loan and guarantees

Shareholder loans from DryShips

During March 2011 and April 2011, we borrowed an aggregate of $175.5 million from DryShips, without interest, through shareholder loans for capital expenditures and general corporate purposes. On April 20, 2011, these intercompany loans were repaid. As of March 6, 2012, no balance exists between us and DryShips. We do not anticipate any future loans from DryShips to us in the near term.

$230.0 million credit facility

On January 23, 2010, DryShips, our parent company, entered into a guarantee and indemnity in connection with our $230.0 million credit facility. Under the DryShips guarantee, DryShips was required to meet financial covenants requiring DryShips to maintain a minimum (i) market adjusted equity ratio; (ii) interest coverage ratio; and (iii) market value adjusted net worth. We repaid this facility, which bore interest at LIBOR plus a margin, in March 2011."

$562.5 million loan agreements, amended to $495.0 million (the Deutsche Bank credit facilities)

On July 18, 2010, DryShips, our parent company, entered into guarantees in connection with our Deutsche Bank credit facilities. The guarantees by DryShips cover the initial equity contribution and each other equity contribution, the equity collateral, amounts to be paid into the debt service reserve account and each payment of the loan balance. In addition, the guarantees by DryShips contain certain financial covenants measured on the DryShips financial accounts requiring the maintenance of (i) minimum market adjusted equity ratio; (ii) minimum interest coverage ratio; (iii) minimum market value adjusted net worth of DryShips and its subsidiaries; and (iv) minimum amount of free cash and cash equivalents.

On April 27, 2011, we entered into an amendment agreement with all lenders to restructure the Deutsche Bank credit facilities. Under the terms of the amendment agreement, in addition to the guarantee provided by DryShips discussed above, we provided an unlimited recourse guarantee that includes certain financial covenants requiring us to maintain (i) a minimum equity ratio; (ii) a minimum amount of working capital; (iii) a maximum leverage ratio; (iv) a minimum interest coverage ratio; and (v) a minimum amount of free cash. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Credit facilities—Existing credit facilities—$562.5 million loan agreements, amended to $495.0 million (the Deutsche Bank credit facilities)."

$800.0 million senior secured term loan agreement

Our $800.0 million senior secured term loan agreement is guaranteed by us and by DryShips. Under the loan agreement, we are subject to certain covenants requiring among other things, the maintenance of (i) a minimum amount of free cash; (ii) a leverage ratio not to exceed specified levels; (iii) a minimum interest coverage ratio; (iv) a minimum current ratio; and (v) a minimum equity ratio. In addition, under the loan agreement, DryShips must maintain (i) minimum liquidity; (ii) a minimum interest coverage ratio; (iii) a minimum market adjusted equity ratio; and (iv) a minimum market value adjusted net worth. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Credit facilities—Existing credit facilities—$800.0 million senior secured term loan agreement."

$325.0 million short-term loan facility

Our $325.0 million short-term loan facility, which we entered into in December 2010, was guaranteed by DryShips. Under the loan agreement, DryShips was required to meet certain financial covenants measured on the DryShips financial accounts requiring the maintenance of (i) minimum market adjusted equity ratio; (ii) minimum market value adjusted net worth of DryShips and its subsidiaries; and (iii) minimum amount of free cash and cash equivalents. We repaid this facility, which bore interest at LIBOR plus a margin, in April 2011.

Global Services Agreement

On December 1, 2010, DryShips, our parent company, entered into a Global Services Agreement with Cardiff, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, effective December 21, 2010, pursuant to which DryShips has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by us. Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provides consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of DryShips and its subsidiaries, including our drilling units; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of DryShips and its subsidiaries, including our drilling units. In consideration of such services, DryShips pays Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. We do not pay for services provided in accordance with this agreement. The costs of services we receive under the Global Services Agreement are expensed in our consolidated statement of operations or capitalized as directly attributable to construction costs under "Rig under construction". The payment by DryShips for services provided to us under the agreement is deemed an equity contribution to us and is recorded as shareholders' contribution to shareholders' equity.  During the year ended December 31, 2011, we recorded expenses of a total of approximately $2.4 million relating to employment arrangements and $4.9 million relating to sale and purchase activities. We did not record any expenses in connection with the Global Services Agreement during the year ended December 31, 2010.

The Global Services Agreement does not apply to the agreement with Petrobras Oil & Gas regarding the early termination of the Petrobras contract for the Leiv Eiriksson and the replacement of the Leiv Eiriksson under the Petrobras contract with the Ocean Rig Poseidon, which occurred in April 2011, the contract with Cairn Energy plc, or Cairn, for the Leiv Eiriksson, which was commenced in April 2011 and completed in November 2011 and the contract with Borders & Southern for the Leiv Eiriksson, which was commenced in November 2011 and is scheduled to be completed in the third quarter of 2012. Except as otherwise described, the Global Services Agreement applies to all contracts entered into after December 21, 2010, as well as the contract with Cairn for the Ocean Rig Corcovado, which was commenced in January 2011 and completed in November 2011, and the contract with Vanco for the Ocean Rig Olympia, which was commenced in March 2011 and novated to Tullow Ghana in December 2011.

Consultancy agreement

As of September 1, 2010, DryShips, our parent company, entered into an agreement with Vivid Finance, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, whereby Vivid Finance has been engaged by DryShips to act as a consultant on financing matters for DryShips and its affiliates, subsidiaries or holding companies, including us, as directed by DryShips. Under this agreement, Vivid Finance provides consulting services relating to (i) the identification, sourcing, negotiation and arrangement of new loan and credit facilities, interest swap agreements, foreign currency contracts and forward exchange contracts; (ii) the raising of equity or debt in the public capital markets; and (iii) the renegotiation of existing loan facilities and other debt instruments.  In consideration for these services, Vivid Finance is entitled to a fee of twenty basis points, or 0.20%, on the total transaction amount. We do not pay or reimburse DryShips or its affiliates for services provided in accordance with this agreement.  We will, however, record expenses incurred under this agreement in our income statement and as a shareholder's contribution (additional paid-in capital) to capital when they are incurred. During the years ended December 31, 2011 and 2010, we have recorded expenses of a total of approximately $5.2 million and $1.0 million, respectively, in fees from Vivid Finance with respect our financing arrangements, includingour issuance of $500.0 million of our 9.5% senior unsecured notes, the entry into our $800.0 senior secured term loan agreement and the restructuring of our Deutsche Bank credit facilities and the $325.0 million short-term loan facility.

Employment agreements

See "Item 6. Directors, Senior Management and Employees—D. Employees—Employment agreements."

Registration rights agreement

We intend to enter into a registration rights agreement with DryShips, pursuant to which DryShips will have the right, subject to certain restrictions, to require us to register under the Securities Act a total of 97,301,755 of our common shares that it currently owns.

C.        Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

A.        Consolidated statements and other financial information.

See "Item 18. Financial Statements."

Legal proceedings

Class action lawsuit

On October 13, 2011, a putative shareholder class action lawsuit entitled Litwin v. OceanFreight, Inc. et al. was filed in the United States District Court for the Southern District of New York against OceanFreight, DryShips, the Company, Pelican Stockholdings Inc. and certain current and former directors of OceanFreight, or collectively, the Defendants (Case No. 1:11-cv-7218). The complaint was then amended on October 14, 2011. The plaintiff alleged violations of certain provisions of the Exchange Act and the regulations thereunder, as well as breaches of fiduciary duties owed to OceanFreight by its directors, purportedly aided and abetted by the other Defendants, in connection with OceanFreight's agreement to merge with Pelican Stockholdings Inc., a wholly-owned subsidiary of the Company.

The amended complaint sought to rescind the agreement to merge and enjoin the merger discussed above, as well as an award of actual and punitive damages. The plaintiff made a motion for a temporary restraining order and preliminary injunction to delay the OceanFreight merger, which motion was denied on November 2, 2011. The plaintiff did not appeal the denial of her motion. On January 10, 2012, she voluntarily dismissed all her claims alleged in the amended complaint, with prejudice, as to all Defendants, including the Company. The case is now closed.

Import/export duties in Angola

The Leiv Eiriksson operated in Angola during the period from 2002 to 2007. Our manager in Angola during this period has made a legal claim in the London High Court (Commercial Court) for reimbursement of import/export duties for two export/importation events from 2002 to 2007 retroactively levied by the Angolan government. As we have formally disputed all claims in relation to the potential duties, no provision has been made. The maximum exposure is estimated to be $9 million in addition to interest, fees and costs.

Other legal proceedings

With the exception of the matters discussed above, we are not involved in any legal proceedings or disputes that we believe will have a significant effect on our business, financial position, and results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. It is expected that these claims would be covered by insurance if they involved liabilities such as those that arise from a collision, other marine casualty, damage to cargoes, oil pollution, death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend policy

Our long-term objective is to pay a regular dividend in support of our main objective to maximize shareholder returns. However, we have not paid any dividends in the past and we are currently focused on the development of capital intensive projects in line with our growth strategy and this focus will limit any dividend payment in the medium term. Furthermore, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing their earnings and cash flow to us. In addition, under our $800.0 million senior secured term loan agreement, which matures in 2016, we are prohibited from paying dividends without the consent of our lenders. Some of our other loan agreements limit or prohibit our subsidiaries' ability to make distributions without the consent of our lenders.

Any future dividends declared will be at the discretion of our board of directors and will depend upon our financial condition, earnings and other factors, including the financial covenants contained in our loan agreements and our 9.5% senior unsecured notes due 2016. Our ability to pay dividends is also subject to Marshall Islands law, which generally prohibits the payment of dividends other than from operating surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

We believe that, under current law, any dividend payments we make from earnings and profits will constitute "qualified dividend income" and, as such, will generally be subject to a 15% United States federal income tax rate with respect to non-corporate individual stockholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. stockholder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see "Item 10.E Taxation" for additional information relating to the tax treatment of our dividend payments.

B.        Significant Changes

There have been no significant changes since the date of the financial statements included in this annual report.

Item 9.	The Offer and Listing

Since October 6, 2011, the primary trading market for our common shares has been the NASDAQ Global Select Market, on which our shares are listed under the symbol "ORIG. On September 19, 2011 our common shares began "when issued" trading and on October 6, 2011 commenced "regular way" trading on the NASDAQ Global Select Market. The secondary trading market for our common stock is the Norwegian OTC Market, on which our common shares have been trading since the pricing the private offering on December 15, 2010.

The table below sets forth the high and low closing prices of our common shares for each of the periods indicated, as reported by the NASDAQ Global Select Market and the Norwegian OTC Market. The quoted prices from the Norwegian OTC Market reflect intermittent transactions that were privately negotiated. Accordingly, the quoted prices are not necessarily indicative of the share prices that would have been obtained had there been a more active market for our common shares. The trading prices for our common shares on the Norwegian OTC Market are quoted in Norwegian kroner.

The high and low closing prices for our common shares, for the periods indicated below, were as follows:

For the Year Ended	Low (NASDAQ)		High (NASDAQ)		Low (1) (OTC)		High (1) (OTC)
December 31, 2010	-		-		99.00	(2)	103.00	(2)
December 31, 2011	$11.96	(3)	$16.00	(3)	72.00		125.00
For the Quarter Ended
December 31, 2010	-		-		99.0		103.00
March 31, 2011	-		-		104.00		125.00
June 30, 2011	-		-		99.00		118.00
September 30, 2011	-		-		79.50		97.00
December 31, 2011	$11.96	(3)	$16.00	(3)	72.00		90.00

For the Month Ended
September 2011	-	-	82.00	94.00
October 2011	$14.79	$16.00	84.00	90.00
November 2011	$12.20	$15.24	81.00	90.00
December 2011	$11.96	$12.86	72.00	75.00
January 2012	$11.75	$15.68	73.00	89.00
February 2012	$14.80	17.86	88.00	97.00

_________________

(1)	As reported in Norwegian Kroner. As of March 6, 2012, the U.S. Dollar/Norwegian Kroner exchange rate was $1.00/NOK5.7.
(2)	For the period from December 15, 2010, the date on which our common shares began trading on Norwegian OTC Market, until the end of the period.
(3)	For the period from October 6, 2011, the date on which our common shares began "when issued" trading on the NASDAQ Global Select Market, until the end of the period.

On November 2, 2011, the Board of Directors of Oslo Børs resolved to admit our common shares to listing on Oslo Børs or, alternatively, Oslo Axess, subject to our compliance with certain customary listing requirements of the Oslo Børs. The Chief Executive Officer of Oslo Børs is authorized to decide whether the Company should be listed on Oslo Børs or Oslo Axess and to fix the date of listing.  We have requested an indefinite extension for the proposed listing date on the Oslo Bors or, alternatively, the Oslo Axess, which was originally scheduled to be no later than December 16, 2011.

We cannot guarantee that our common shares will be listed on the Oslo Bors or, alternatively, the Oslo Axess. In addition, at our 2011 Annual General Meeting of Shareholders held on December 23, 2011, our shareholders approved the delisting of our common shares from the Oslo Bors, or, alternatively, the Oslo Axess, as applicable, if and only if such delisting should be determined by our board of directors to be in our best interests and those of our shareholders, and authorized our board of directors, in its discretion, to apply for and effect such delisting at any time on our prior to our 2016 Annual General Meeting of Shareholders.

Item 10.	Additional Information

A.        Share capital

Not applicable.

B.        Memorandum and articles of association

Our current second amended and restated articles of incorporation and second amended and restated bylaws have been filed as Exhibits 3.1 and 3.2, respectively, to our Registration Statement on Form F-4 (File No. 333-175940) filed with the SEC on August 1, 2011. The information contained in these exhibits is incorporated by reference herein.

The following is a description of the material terms of our second amended and restated articles of incorporation and second amended and restated bylaws.

Purpose

Our purpose, as stated in our second amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA.  Our second amended and restated articles of incorporation and second amended and restated bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

Under our second amended and restated articles of incorporation, our authorized capital stock consists of 1,000,000,000 common shares, par value $0.01 per share, and 500,000,000 preferred shares, par value $0.01 per share.

As of March 6, 2012, we had 131,696,928 common shares issued and outstanding. All of our common shares are in registered form.

Description of Common Shares

Under our second amended and restated articles of incorporation and second amended and restated bylaws, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of our common shares will be entitled to receive ratably all dividends, if any, declared by the board of directors out of funds legally available for dividends. Holders of our common shares will not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common shares will be subject to the rights of the holders of any of our preferred shares, which we may issue in the future.

Description of Preferred Shares

Under our second amended and restated articles of incorporation, we are authorized to issue up to 500,000,000 of our preferred shares, par value $0.01 per share. Our second amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

●	the voting rights, if any, of the holders of the series.

We have designated 8,000,000 shares of our preferred shares as Series A Participating Preferred Shares in connection with the adoption of our Amended and Restated Stockholder Rights Agreement described under "—Amended and Restated Stockholder Rights Agreement."

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote in an election. There is no provision for cumulative voting. Our second amended and restated articles of incorporation provide that our board of must consist of at least one member, with the exact number to be fixed by a vote of at least two-thirds of the entire board of directors.  Directors will be elected annually on a staggered basis, whereby each director will be divided into one of three classes, Class A, Class B and Class C, which shall be as nearly equal in number as possible. Each director shall serve for a three-year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors have the authority to fix the amounts which shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us.

Shareholder Meetings

Under our second amended and restated bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total voting rights of the total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

Dissenters' Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder to receive payment of the appraised fair value of his shares is not available under the BCA for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for the shareholder's shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders' Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties. Our second amended and restated articles of incorporation provide that no director or officer shall be personally liable to us or any of our shareholders for breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the BCA as the same may exist or be amended.

Our second amended and restated bylaws includes a provision that entitles any of our directors or officers to be indemnified by us upon the same terms, under the same conditions and to the same extent as authorized by the BCA if he acted in good faith and in a manner reasonably believed to be in and not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Our second amended and restated bylaws also authorize us to carry directors' and officers' insurance as a protection against any liability asserted against our directors and officers acting in their capacity as directors and officers regardless of whether we would have the power to indemnify such director or officer against such liability by law or under the provisions of our second amended and restated bylaws.  We believe that these indemnification provisions and insurance will be useful to attract and retain qualified directors and executive officers.

The indemnification provisions included in our second amended and restated bylaws may discourage shareholders from bringing a lawsuit against our directors for breach of fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Effect of Certain Provisions of our Articles of Incorporation and Bylaws

Several provisions of the second amended and restated articles of incorporation and second amended and restated bylaws may have anti-takeover effects. These provisions will be intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Shares

Under the terms of our second amended and restated articles of incorporation, our board of directors will have the authority, without any further vote or action by our shareholders, to issue up to 500,000,000 of our blank check preferred shares. Our board of directors will be entitled to issue our preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management.

Classified Board of Directors

Our second amended and restated articles of incorporation provide that our board of directors serve staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. The classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Election and removal of directors

Our second amended and restated articles of incorporation prohibit cumulative voting in the election of directors and our second amended and restated bylaws require our shareholders to give advance written notice of nominations for the election and removal of directors. Our second amended and restated articles of incorporation will also provide that our directors may be removed only for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of the capital stock entitled to vote generally in the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Under the BCA, our amended and restated articles of incorporation and our second amended and restated bylaws, any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our second amended and restated bylaws provide that, unless otherwise prescribed by law, only a majority of our board of directors, the Chairman of our board of directors or our executive officers who are also directors may call special meetings of our shareholders, and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our second amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the preceding year's annual meeting of shareholders. Our second amended and restated bylaws will also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Amended and Restated Stockholder Rights Agreement

We have entered into an Amended and Restated Stockholder Rights Agreement with American Stock Transfer & Trust Company LLC, as Rights Agent.  Under this Agreement, we declared a dividend payable to stockholders of record on May 23, 2011 of one preferred share purchase right, or right, to purchase one one-thousandth of a share of Series A Participating Preferred Stock for each outstanding share of our common shares, par value $0.01 per share. The right will separate from the common share and become exercisable after (1) a person or group, other than DryShips, acquires ownership of 15% or more of our common shares or (2) the 10th business day (or such later date as determined by our board of directors) after a person or group, other than DryShips announces a tender or exchange offer which would result in that person or group holding 15% or more of the company's common shares. On the distribution date, each holder of a right will be entitled to purchase for $100.00 (the "Exercise Price") a fraction (1/1000th) of one share of Series A Participating Preferred Stock which has similar economic terms as one common share.

If an acquiring person, or an Acquiring Person, acquires more than 15% of our common shares then each holder of a right (except that Acquiring Person) is entitled to buy at the exercise price, a number of our common shares which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 15% of our common shares and before that Acquiring Person acquires more than 50% of our outstanding common shares, we are able to exchange each right owned by all other rights holders, in whole or in part, for one of our common shares. The rights expire on the earliest of (1) May 20, 2021 or (2) the exchange or redemption of the rights as described above. We are able to redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of our common shares. We are able to amend the terms of the rights and the Amended and Restated Stockholder Rights Agreement without the consent of the rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the rights and the Amended and Restated Stockholder Rights Agreement may be amended to make changes, which do not adversely affect the rights of the rights holders (other than the Acquiring Person). The rights do not have any voting rights. The rights have the benefit of certain customary anti-dilution protections.

Transfer Agent

The U.S. transfer agent for our common shares is American Stock Transfer & Trust Company LLC. The registrar and transfer agent for our common shares held through the Norwegian VPS is Nordea Bank Norge ASA.

C.        Material contracts

We refer you to "Item 5. Operating and Financial Review and Prospects —B. Liquidity and capital resources—Credit facilities," "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions," and "—B. Memorandum and articles of association—Amended and Restated Stockholder Rights Agreement" for a discussion of our material agreements that we have entered into outside the ordinary course of our business during the two-year period immediately preceding the date of this annual report.

Other than the agreements discussed in the aforementioned sections of this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party.

D.        Exchange controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E.        Taxation

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, U.S. Holders whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who acquire common shares in this offering and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common shares.

Marshall Islands Tax Considerations

The following are the material Marshall Islands tax consequences of our activities to the Company and our shareholders. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to our common shares.  The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.

This discussion does not purport to deal with the tax consequences of owning our common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. Dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our shares, may be subject to special rules.  This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset.  You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common shares.  Unless otherwise noted, references in the following discussion to the "Company," "we" and "us" are to Ocean Rig UDW Inc. and its subsidiaries on a consolidated basis.

If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your tax advisor.

Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder, will generally constitute dividends, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2012) provided that (1) the common share is readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market, on which our common shares will be listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder.  Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

Special rules may apply to any "extraordinary dividend" generally, a dividend in an amount which is equal to or in excess of ten percent of a stockholder's adjusted basis (or fair market value in certain circumstances) in a common share paid by us. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a U.S. shareholder in such foreign corporation, if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:

•
at least 75% of the corporation's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether a foreign corporation is a PFIC, it will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary's stock. If Ocean Rig UDW Inc. is treated as a PFIC, then a U.S. person would be treated as indirectly owning shares of its foreign corporate subsidiaries for purposes of the PFIC rules.

Income earned by a foreign corporation in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless the foreign corporation is treated under specific rules as deriving its rental income in the active conduct of a trade or business.

We do not believe that we are currently a PFIC, although we may have been a PFIC for certain prior taxable years. Based on our current operations and future projections, we do not believe that we have been, are, or will be a PFIC with respect to any taxable year beginning with the 2009 taxable year. Although we intend to conduct our affairs in the future in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our operations will not change in the future.

Special U.S. federal income tax elections have been made or will be made in respect of certain of our subsidiaries. The effect of these special U.S. tax elections is to ignore or disregard the subsidiaries for which elections have been made as separate taxable entities and to treat them as part of their sole shareholder. Therefore, for purposes of the following discussion, for each subsidiary for which such an election has been made, the shareholder of such subsidiary, and not the subsidiary itself, will be treated as the owner of the subsidiary's assets and as receiving the subsidiary's income.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election" or makes a "mark-to market" election with respect to our stock.  In addition, if we were to be treated as a PFIC for any taxable year after 2010, a U.S. Holder would be required to file an annual report with the Internal Revenue Service for that year with respect to such holder's common shares.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common shares. A U.S. Holder would make a QEF election with respect to any year that our company is a PFIC by filing Internal Revenue Service Form 8621 with his U.S. federal income tax return. If we were aware that we were to be treated as a PFIC for any taxable year, we would, if possible, provide each U.S. Holder with all necessary information in order to make the QEF election described above. It should be noted that we may not be able to provide such information if we did not become aware of our status as a PFIC in a timely manner.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a PFIC for any taxable year and our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. Since our stock is traded on the NASDAQ Global Select Market, we believe that our stock is "marketable stock" for this purpose.  If the "mark-to-market" election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make a QEF election (or a mark-to-market election, if such election is available) for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125 % of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of the common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common shares;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common shares. If a Non-Electing Holder who is an individual dies while owning the common shares, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

Taxation of "Non-U.S. Holders"

A beneficial owner of common shares that is not a U.S. Holder (other than a partnership) is referred to herein as a "Non-U.S. Holder."

Dividends on Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the shares that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder will be subject to information reporting requirements. Such payments will also be subject to "backup withholding" if paid to a non-corporate U.S. Holder who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that he has failed to report all interest or dividends required to be shown on his federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

If a holder sells his common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the holder establishes an exemption. If a holder sells his common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to a holder outside the United States, if the holder sells his common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer's income tax liability by filing a refund claim with the IRS.

Pursuant to recently enacted legislation, individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations).  Specified foreign financial assets would include, among other assets, the common shares, unless the shares held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

Other Tax Considerations

In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities. The amount of any such tax imposed upon our operations may be material.

We provide offshore drilling services to third parties through our fully owned subsidiaries. Such services may be provided in countries where the tax legislation subjects drilling revenue to withholding tax or other corporate taxes, and where the operating cost may also be increased due to tax requirements. The amount of such taxable income and liability will vary depending upon the level of our operations in such jurisdiction in any given taxable year. Distributions from our subsidiaries may be subject to withholding tax.

We do not benefit from income tax positions that we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in the Tanzania, Ghana, Turkey, Greenland, Angola or Norway, our effective tax rate on our world-wide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

F.        Dividends and paying agents

Not applicable.

G.        Statement by experts

Not applicable.

H.        Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC's website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates. Our filings are also available on our website at http://www.ocean-rig.com. This web address is provided as an inactive textual reference only. Information on our website does not constitute a part of this annual report.

I.         Subsidiary information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Overview

We are exposed to a number of different financial market risks arising from our normal business activities. Financial market risk is the possibility that fluctuations in currency exchange rates and interest rates will affect the value of our assets, liabilities or future cash flows.

To reduce and manage these risks, management periodically reviews and assesses its primary financial market risks. Once risks are identified, appropriate action is taken to mitigate the specific risks. The primary strategy used to reduce our financial market risks is the use of derivative financial instruments where appropriate. Derivatives are used periodically in order to hedge our ongoing operational exposures as well as transaction-specific exposures. When the use of derivatives is deemed appropriate, only conventional derivative instruments are used. These may include interest rate swaps, forward contracts and options.

It is our policy to enter into derivative financial instruments only with highly rated financial institutions. We use derivatives only for the purposes of managing risks associated with interest rate and currency exposure.

Interest rate risk

Our exposure to market risk for changes in interest rates relates primarily to our long-term and short-term debt. The international drilling industry is capital intensive, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

Historically, we have been subject to market risks relating to changes in interest rates, because we have had significant amounts of floating rate debt outstanding. We manage this risk by entering into interest rate swap agreements in which we exchange fixed and variable interest rates based on agreed upon notional amounts. We use such derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, the counterparty to the derivative financial instrument is a major financial institution in order to manage exposure to nonperformance counterparties.

As of December 31, 2011 we had a total of seven interest rate swap, cap and floor agreements, maturing from September 2013 through November 2017. In addition, during February 2012, we entered into two additional interest rate swap agreements maturing in April 2016. These agreements are entered into in order to hedge our exposure to interest rate fluctuations with respect to our borrowings. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Swap agreements."

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1%, with all other variables held constant, would have decreased our net income and cash flows for the year ended December 31, 2011 by approximately $27.8 million, based on our total outstanding debt level at December 31, 2011. A 1% increase in LIBOR, with all other variables held constant, would have increased our interest expense for the year ended December 31, 2011 from $110.5 million to $138.3 million.

Foreign currency exchange risk

We generate all of our revenues in U.S. dollars but for the year ended December 31, 2011 incurred approximately 59% of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect the amount of net income that we report in future periods. As of December 31, 2011, the net effect of a 10% adverse movement in U.S. dollar/ currencies other than the U.S. dollar exchange rates would have resulted in an decrease of $2.2 million in our profits before taxes for the year ended December 31, 2011.

Our international operations expose us to foreign exchange risk. We use a variety of techniques to minimize exposure to foreign exchange risk, such as the use of foreign exchange derivative instruments. Fluctuations in foreign currencies typically have not had a material impact on our overall results. In situations where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases, may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. We do not enter into derivative transactions for speculative purposes. On December 31, 2011, we did not have any open foreign currency forward exchange contracts. "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Currency forward sale exchange contracts."

Item 12.	Description of Securities Other than Equity Securities

A.        Debt securities

Not applicable.

B.        Warrants and rights

Not applicable.

C.        Other securities

Not applicable.

D.        American depository shares

Not applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Compliance with financial covenants under secured credit facilities."

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

We have adopted an Amended and Restated Stockholder Rights Agreement, pursuant to which each of our common shares includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock if any third party seeks to acquire control of a substantial block of our common shares without the approval of our board of directors. See "Item 10. Additional Information—B. Memorandum and articles of association—Amended and Restated Stockholder Rights Plan" included in this annual report for a description of our stockholders rights plan.

Item 15.	Controls and Procedures

(a)       Disclosure Controls and Procedures

The Company's Chief Executive Officer and the Chief Financial Officer of Ocean Rig AS, the Company's wholly-owned subsidiary, have conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2011. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and the Chief Financial Officer of Ocean Rig AS, to allow for timely decisions regarding required disclosures.

Based on this evaluation, the Company's Chief Executive Officer and the Chief Financial Officer of Ocean Rig AS concluded that, as of December 31, 2011, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

(b)       Management's Annual Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of our Chief Executive Officer and the Chief Financial Officer of Ocean Rig AS and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

1.         Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2.   Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3.         Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and the Chief Financial Officer of Ocean Rig AS, our wholly-owned subsidiary, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO, as of December 31, 2011.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management has assessed the effectiveness of the Company's internal control over financial reporting at December 31, 2011, based on the framework established in "Internal Control — Integrated Framework" issued by the COSO. Based on this aforementioned assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

The independent registered public accounting firm, Ernst Young (Hellas) Certified Auditors Accountants S.A., that audited the consolidated financial statements of the Company for the year ended December 31, 2011, included in this annual report, has issued an attestation report on the Company's internal control over financial reporting.

(c)       Attestation Report of the Registered Public Accounting Firm

The report of Ernst Young (Hellas) Certified Auditors Accountants S.A. included in "Item 18. Financial Statements" of this annual report is incorporated herein by reference.

(d)       Remediation Activities

During the evaluation performed as of December 31, 2010, our independent registered accounting firm identified material weaknesses in our internal controls. The material weaknesses related to a material misstatement of the amount of interest capitalized as a component of "Advances for vessels under construction" at December 31, 2010, and the amount of "Other comprehensive income" reclassified to earnings as a component of "Interest and finance costs" for the year ended December 31, 2010, and misstatement of our consolidated financial statements for the year ended December 31, 2009 for similar errors arising from the miscalculation of our capitalization rate under ASC 835-20 and treatment of "Other comprehensive income" associated with hedges related to loans included in the determination of our capitalization rate. These misstatements were not detected by the Company's internal controls over financial reporting because of the absence of an effectively – designed control to verify that the entire population of borrowings and borrowing costs was captured in the Company's calculation. As a result, certain deferred financing costs were not included in the calculation. There was also the absence of an effectively designed control to identify those cash flow hedges for which the interest on the associated borrowings was capitalized and not recognized immediately in earnings. As a result, changes in the fair value of certain cash flow hedges were reported as "Interest and Finance costs" and not retained in "Accumulated other comprehensive loss."   Adjustments to correct the related misstatement of the 2010 financial statements were proposed by our auditors and were recorded by the Company prior to the issuance of the 2010 annual financial statements.

The following changes were made to the Company's internal control over financial reporting during the year ended December 31, 2011 to remediate the material weaknesses, as disclosed in our Annual Report on Form 20-F for the year ended December 31, 2010:

We enhanced our controls over the financial statement closing process in this area, specifically by:

●	implementing a new control over the determination of the completeness of the population of borrowings used in the determination of our capitalization rate.
●	Implementing a new control over the identification of derivative hedging instruments associated with borrowing used in determining our capitalization rate.

The controls were operational for the year ended December 31, 2011 and management concluded that the controls are operating effectively.

(e)       Changes in Internal Control over Financial Reporting

Except as discussed in Item 15(d), there have been no significant changes in our internal control over financial reporting that have occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Prokopios (Akis) Tsirigakis, whose biographical details are included in "Item. 6 Directors, Senior Management and Employees—A. Directors and senior management," a member of our audit committee, qualifies as an "audit committee financial expert," as such term is defined in Item 407 of Regulation S-K promulgated by the SEC and Form 20-F.  Our board of directors has also determined that Mr. Tsirigakis is independent under SEC Rule 10A-3 of the Exchange Act and the independence rules of the NASDAQ Stock Market.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to our directors, officers, employees and agents. We will provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Corporate Secretary, Ocean Rig UDW Inc., 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus. No amendments to or waivers of our code of ethics were granted to any person during the fiscal year ended December 31, 2011.

Item 16C.	Principal Accountant Fees and Services

Our principal accountants, Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has billed us for audit, audit-related and non-audit services for the year ended December 31, 2011. Our former principal accountants, Ernst & Young AS, an independent registered public accounting firm, has billed us for audit, audit-related and non-audit services for the year ended December 31, 2010. The fees billed are set forth as follows:

	2010	2011
	(U.S. Dollars in thousands)

Audit fees	$1,267	$1,591
Audit-related fees	-	-
Tax fees	23	75
All other fees	-	-

Total fees	$1,290	$1,666

There were no audit-related or other fees billed in 2011 or 2010. Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements. Taxation fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

All audit and non-audit services, including services described above, provided by Ernst & Young (Hellas) Certified Auditors Accountants S.A. and Ernst & Young AS were pre-approved by the audit committee. Our audit committee is responsible for the appointment, retention, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, our audit committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors' independence from the Company. The audit committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 6, 2011, we announced that our board of directors had approved a repurchase program for up to a total of $500.0 million of our common shares and 9.5% senior unsecured notes due 2016.  Our common shares and unsecured notes may be purchased under the program from time to time through December 31, 2013.  Purchases made by us will be made for cash in open market transactions at prevailing market prices or in privately negotiated transactions.  The timing and amount of purchases under the program are determined by our management based on market conditions and other factors.  We are not required to purchase any specific number or amount of common shares or unsecured notes under the program and the program may be suspended without our having purchased any common shares or unsecured notes or reinstated at any time in our discretion and without notice.

As of December 31, 2011, we had not purchased any common shares under the program described above.

Item 16F	Change in Registrant's Certifying Accountant

Effective August 2, 2011, Ernst & Young AS resigned as the independent registered public accounting firm that audits the financial statements of Ocean Rig UDW Inc., which resignation was accepted by the Company's board of directors as of the same date.

Effective August 2, 2011, the audit committee of our board of directors approved the engagement of Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young-Greece, as our independent registered public accounting firm for the year ended December 31, 2011.

Ernst & Young AS's report on our financial statements for each of the two fiscal years ended December 31, 2009 and 2010 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of our financial statements for each of the two fiscal years ended December 31, 2009 and 2010, and through the period ended August 2, 2011, there were no disagreements with Ernst & Young AS on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Ernst & Young AS, would have caused Ernst & Young AS to make reference to the matter of such disagreements in their reports.

In connection with the audits of our financial statements for each of the two fiscal years ended December 31, 2009 and 2010, and through the period ended August 2, 2011, none of the events described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F occurred, except that, during the audit of our financial statements for fiscal year ended December 31, 2010, Ernst & Young AS advised the Company that it did not have an effectively-designed control in operation over the computation of interest to be capitalized related to rigs and drillships under construction and to identify those cash flow hedges associated with borrowings for which interest was capitalized as a component of rigs and drillships under construction.

We engaged Ernst & Young-Greece as our new independent registered public accounting firm as of August 2, 2011. In connection with the audits of our financial statements for each of the two fiscal years ended December 31, 2009 and 2010, and through the period ended August 2, 2011, neither the Company nor anyone on its behalf has consulted with Ernst & Young-Greece on the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements or any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v).

The Company has provided Ernst & Young AS with a copy of these disclosures prior to the filing hereof and has requested that Ernst & Young AS furnish to the Company a letter addressed to the Securities and Exchange Commission stating whether Ernst & Young AS agrees with the statements made by the Company in this item. Ernst & Young AS has furnished such letter, which letter is filed as Exhibit 15.1  hereto as required by Item 16F(a)(3) of Form 20-F.

Item 16G.	Corporate Governance

As a foreign private issuer, we are subject to less stringent corporate governance requirements than U.S.-domiciled companies. Subject to certain exceptions, NASDAQ permits foreign private issuers to follow home country practice in lieu of the NASDAQ corporate governance requirements. The practices we intend to follow in lieu of NASDAQ's corporate governance rules are:

●
In lieu of obtaining shareholder approval prior to the issuance of designated securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, we will comply with provisions of the BCA, providing that the board of directors approves share issuances and adoptions of and material amendments to equity compensation plans.

●	Our board of directors will not hold regularly scheduled meetings at which only independent directors are present.

●
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us between 150 and 180 days advance notice to properly introduce any business at a meeting of shareholders.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See "Item 18. Financial Statements."

Item 18.	Financial Statements

  The financial statements beginning on page F-1 together with the respective reports of the Independent Registered Public Accounting firms therefore, are filed as a part of this annual report.

Item 18.1	Schedule I - Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)

  The Schedule I, beginning after page F-41, is filed as part of this report.

Item 19.	Exhibits

Exhibit Number	Description

1.1
Second Amended and Restated Articles of Incorporation of Ocean Rig UDW Inc., incorporated by reference to exhibit 3.1 of the Company's Registration Statement on Form F-4 (Registration No. 333-175940) filed with the SEC on August 1, 2011.

1.2
Second Amended and Restated Bylaws of Ocean Rig UDW Inc., incorporated by reference to exhibit 3.2 of the Company's Registration Statement on Form F-4 (Registration No. 333-175940) filed with the SEC on August 1, 2011.

1.3
Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Ocean Rig UDW Inc., incorporated by reference to exhibit 4.3 of the Company's Registration Statement on Form F-4 (Registration No. 333-175940) filed with the SEC on August 1, 2011.

2.1	Form of Stock Certificate, incorporated by reference to exhibit 4.1 of the Company's Registration Statement on Form F-4 (Registration No. 333-175940) filed with the SEC on August 17, 2011.

2.2
Amended and Restated Stockholder Rights Agreement, dated June 3, 2011, incorporated by reference to exhibit 4.2 of the Company's Registration Statement on Form F-4/A (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.1
Drillship Master Agreement between DryShips Inc. and Samsung Heavy Industries Co., Ltd., incorporated by reference to exhibit 10.1 of the Company's Registration Statement on Form F-4 (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.2
Novation Agreement between Samsung Heavy Industries Co., Ltd., DryShips Inc. and the Company, incorporated by reference to exhibit 10.2 of the Company's Registration Statement on Form F-4 (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.3
Addendum No. 1 dated May 16, 2011 to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and Samsung Heavy Industries Co., Ltd., as novated by a Novation Agreement, dated December 30, 2010, between Samsung Heavy Industries Co., Ltd., DryShips Inc. and Ocean Rig UDW Inc., incorporated by reference to exhibit 10.3 of the Company's Registration Statement on Form F-4 (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.4
Addendum No. 2 dated January 27, 2012 to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and Samsung Heavy Industries Co., Ltd., as novated by a Novation Agreement, dated December 30, 2010 and as amended by Addendum No. 1 dated May 16, 2011.

4.5
Senior Secured Credit Facility Agreement, dated April 15, 2011, by and among Drillships Holdings Inc. and Nordea Bank Finland plc, London Branch and certain financial institutions listed therein relating to a credit facility of $800,000,000, incorporated by reference to exhibit 10.4 of the Company's Registration Statement on Form F-4 (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.6
Facility Agreement, dated December 21, 2010, by and among Drillship Hydra Owners Inc., Deutsche Bank AG, London Branch and certain financial institutions listed therein relating to a short-term loan facility of $325,000,000, incorporated by reference to exhibit 10.5 of the Company's Registration Statement on Form F-4 (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.7
Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein for $1,040,000,000, incorporated by reference to Exhibit 4.44 of the Annual Report of DryShips Inc. filed with the SEC on Form 20-F on March 30, 2009.

4.8
Addendum No. 1, dated December 19, 2008, to a Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein for $1,040,000,000, incorporated by reference to Exhibit 4.58 of the Annual Report of DryShips Inc. filed with the SEC on Form 20-F on April 9, 2010.

4.9
Amendment and Restatement Agreement, dated November 19, 2009, to a Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein, relating to a loan of up to $1,040,000,000, incorporated by reference to Exhibit 4.59 of the Annual Report of DryShips Inc. filed with the SEC on Form 20-F on April 9, 2010.

4.10
Credit Facility Agreement, dated July 18, 2008, by and between Drillship Skopelos Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, relating to a loan of up to $562,500,000, incorporated by reference to exhibit 10.18 of the Company's Registration Statement on Form F-4 (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.11
Credit Facility Agreement, dated July 18, 2008, by and between Drillship Kithira Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, relating to a loan of up to $562,500,000, incorporated by reference to exhibit 10.19 of the Company's Registration Statement on Form F-4 (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.12
Supplemental Agreement, dated September 17, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, by and between Drillship Skopelos Owners Inc. and Deutsche Bank AG, incorporated by reference to Exhibit 4.51 of the Annual Report of DryShips Inc. filed with the SEC on Form 20-F on April 9, 2010.

4.13
Supplemental Agreement, dated September 17, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG, incorporated by reference to Exhibit 4.52 of the Annual Report of DryShips Inc. filed with the SEC on Form 20-F on April 9, 2010.

4.14
Supplemental Agreement No. 2, dated December 18, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, by and between Drillship Skopelos Owners Inc. and Deutsche Bank AG, incorporated by reference to Exhibit 4.53 of the Annual Report of DryShips Inc. filed with SEC on Form 20-F on April 9, 2010.

4.15
Supplemental Agreement No. 2, dated December 18, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, by and between Drillship Kithira Owners Inc. and Deutsche Bank AG, incorporated by reference to Exhibit 4.54 of the Annual Report of DryShips Inc. filed with the SEC on Form 20-F on April 9, 2010.

4.16
Waiver Letter, dated May 21, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG, incorporated by reference to Exhibit 4.78 of the Annual Report of DryShips filed with the SEC on Form 20-F on April 15, 2011.

4.17
Waiver Letter, dated May 21, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG, incorporated by reference to Exhibit 4.79 of the Annual Report of DryShips filed with the SEC on Form 20-F on April 15, 2011.

4.18
Facility Agent's and Security Trustee's Consent Letter, dated June 5, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG, incorporated by reference to Exhibit 4.80 of the Annual Report of DryShips filed with the SEC on Form 20-F on April 15, 2011.

4.19
Facility Agent's and Security Trustee's Consent Letter, dated June 5, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG, incorporated by reference to Exhibit 4.81 of the Annual Report of DryShips filed with the SEC on Form 20-F on April 15, 2011.

4.20
Supplemental Agreement No. 3, dated January 29, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, by and between Drillship Skopelos Owners Inc. and Deutsche Bank AG, incorporated by reference to Exhibit 4.55 of the Annual Report of DryShips Inc. filed with the SEC on Form 20-F on April 9, 2010.

4.21
Supplemental Agreement No. 3, dated January 29, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, by and between Drillship Kithira Owners Inc. and Deutsche Bank AG, incorporated by reference to Exhibit 4.56 of the Annual Report of DryShips Inc. filed with the SEC on Form 20-F on April 9, 2010.

4.22
Facility Agent's Consent Letter, dated June 23, 2010 relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008, the Supplemental Agreement No. 2 dated December 18, 2008 and the Supplemental Agreement No. 3 dated January 29, 2010, between Drillship Skopelos Owners Inc. and Deutsche Bank AG, incorporated by reference to Exhibit 4.84 of the Annual Report of DryShips filed with the SEC on Form 20-F on April 15, 2011.

4.23
Facility Agent's Consent Letter, dated June 23, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008, the Supplemental Agreement No. 2 dated December 18, 2008 and the Supplemental Agreement No. 3 dated January 29, 2010, between Drillship Kithira Owners Inc. and Deutsche Bank AG, incorporated by reference to Exhibit 4.85 of the Annual Report of DryShips filed with the SEC on Form 20-F on April 15, 2011.

4.24
Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement, dated July 18, 2008, by and between Drillship Skopelos Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, relating to a loan of up to $562,500,000, as amended and supplemented, incorporated by reference to exhibit 10.32 of the Company's Registration Statement on Form F-4 (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.25
Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement dated July 18, 2008, by and between Drillship Kithira Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, relating to a loan of up to $562,500,000, as amended and supplemented, incorporated by reference to exhibit 10.33 of the Company's Registration Statement on Form F-4 (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.26
Amendment Agreement to the Credit Agreement, dated August 10, 2011, between Drillship Skopelos Owners Inc., Deutsche Bank AG and certain financial institutions listed therein, incorporated by reference to exhibit 10.34 of the Company's Registration Statement on Form F-4/A (Registration No. 333-175940) filed with the SEC on August 17, 2011.

4.27
Sponsor Construction and Post-Delivery Guarantee, dated July 18, 2008, by and among DryShips Inc., Deutsche Bank Luxembourg S.A. and certain financial institutions listed therein, incorporated by reference to exhibit 10.34 of the Company's Registration Statement on Form F-4 (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.28
Sponsor Construction and Post-Delivery Guarantee, dated July 18, 2008, by and among DryShips Inc., Deutsche Bank Luxembourg S.A. and certain financial institutions listed therein, incorporated by reference to exhibit 10.35 of the Company's Registration Statement on Form F-4 (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.29
Guarantee, dated April 27, 2011, by and among Ocean Rig UDW Inc., Deutsche Bank Luxembourg S.A. and Deutsche Bank AG Filiale Deutschlandgeschaft, relating to the Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement, dated July 18, 2008, by and between Drillship Skopelos Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, as amended and supplemented, incorporated by reference to exhibit 10.36 of the Company's Registration Statement on Form F-4 (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.30
Guarantee, dated April 27, 2011, by and among Ocean Rig UDW Inc., Deutsche Bank Luxembourg S.A. and Deutsche Bank AG Filiale Deutschlandgeschaft, relating to the Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement, dated July 18, 2008, by and between Drillship Kithira Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, as amended and supplemented, incorporated by reference to exhibit 10.37 of the Company's Registration Statement on Form F-4 (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.31
Global Services Agreement, dated December 1, 2010, by and between DryShips Inc. and Cardiff Marine Inc., incorporated by reference to exhibit 10.38 of the Company's Registration Statement on Form F-4 (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.32
Consultancy Agreement, dated September 1, 2010, by and between DryShips Inc. and Vivid Finance Limited, incorporated by reference to exhibit 10.39 of the Company's Registration Statement on Form F-4 (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.33
Bond Agreement between Ocean Rig UDW Inc. and Norsk Tillitsmann ASA, dated April 14, 2011, incorporated by reference to exhibit 10.40 of the Company's Registration Statement on Form F-4 (Registration No. 333-175940) filed with the SEC on August 1, 2011.

8.1	Subsidiaries of Ocean Rig UDW Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Letter of Ernst & Young AS, dated March 13, 2012, regarding change in the Company's certifying accountant

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OCEAN RIG UDW INC.

By:	/s/ George Economou
Name:	George Economou
Title:	Chairman, President and
Chief Executive Officer

Dated: March 13, 2012

OCEAN RIG UDW INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
R

Report of Independent Registered Public Accounting Firm Ernst & Young (Hellas) Certified Auditors Accountants S.A.	F-2
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting Ernst & Young (Hellas) Certified Auditors AccountantsS.A.	F-3
Report of Independent Registered Public Accounting Firm (Ernst & Young AS)	F-4
Consolidated Balance Sheets as of December 31, 2010 and 2011	F-5
Consolidated Statements of Operations for the year ended December 31, 2009, 2010 and 2011	F-6
Consolidated Statements of Comprehensive income for the years ended December 31, 2009, 2010 and 2011	F-7
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2009, 2010 and 2011	F-8
Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011	F-9
Notes to Consolidated Financial Statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Ocean Rig UDW Inc.

We have audited the accompanying consolidated balance sheet of Ocean Rig UDW Inc. as of December 31, 2011 and the related consolidated statement of operations, comprehensive income, stockholders' equity, and cash flows for the year then ended. Our audit also included the financial statement schedule listed in Item 18.1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ocean Rig UDW Inc. at December 31, 2011 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ocean Rig UDW Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 13, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Ocean Rig UDW Inc.

We have audited Ocean Rig UDW Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Ocean Rig UDW Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Ocean Rig UDW Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Ocean Rig UDW Inc. as of December 31, 2011 and the related consolidated statement of operations, comprehensive income, stockholders's equity and cash flows for the year then ended of Ocean Rig UDW Inc. and our report dated March 13, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 13, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Ocean Rig UDW Inc.

We have audited the accompanying consolidated balance sheet of Ocean Rig UDW Inc. ("the Company") as of December 31, 2010, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2010. Our audit also included the financial statement schedule listed in Item 18.1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ocean Rig UDW Inc. at December 31, 2010, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  Ernst & Young AS
Stavanger, Norway
April 29, 2011 (except for the effects of the restatement discussed in the second paragraph of Note 2(z) to the consolidated financial statements and the financial statement schedule listed in Item 18.1, as to which the date is March 13, 2012)

OCEAN RIG UDW INC.
Consolidated Balance Sheets
As of December 31, 2010 and 2011
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31, 2010	December 31, 2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$95,707	$250,878
Restricted cash (Note 2)	512,793	57,060
Trade accounts receivable, net of allowance for doubtful receivables of $3,237 and $18,420	24,286	123,223
Financial instruments (Note 10)	1,538	-
Other current assets (Note 4)	37,682	89,424
Total current assets	672,006	520,585

FIXED ASSETS, NET:
Advances for rigs and drillships under construction (Note 5)	1,888,490	754,925
Drilling rigs, drillships, machinery and equipment, net (Note 6)	1,249,333	4,538,838
Total fixed assets, net	3,137,823	5,293,763

OTHER NON-CURRENT ASSETS:
Restricted cash (Note 2)	50,000	125,040
Intangible assets, net (Note 7)	10,506	9,062
Above market acquired drilling contracts	1,170	-
Other non-current assets (Note 8)	472,193	66,905
Total non-current assets, net	533,869	201,007
Total assets	$4,343,698	$6,015,355

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$560,561	$210,166
Accounts payable and other current liabilities	9,018	37,305
Accrued liabilities	45,631	104,633
Deferred revenue	40,205	43,898
Financial instruments (Note 10)	12,503	40,727
Total current liabilities	667,918	436,729

NON-CURRENT LIABILITIES
Long term debt, net of current portion (Note 9)	696,986	2,525,599
Financial instruments (Note 10)	96,901	52,025
Deferred tax liability (Note 16)	209	-
Other non-current liabilities (Note 11)	602	2,546
Total non-current liabilities	794,698	2,580,170

COMMITMENTS AND CONTINGENCIES (Note 18)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; nil and 500,000,000 shares authorized at December 31, 2010 and 2011, nil issued and outstanding at December 31, 2010 and 2011, respectively	-	-
Common stock, $0,01par value; 250,000,000 and 1,000,000,000 shares authorized, at December 31, 2010 and 2011, 131,696,928 issued and outstanding at December 31, 2010 and 2011 respectively (Note 12)	1,317	1,317
Additional paid-in capital	3,457,444	3,469,924
Accumulated other comprehensive loss (Note 13)	(60,722)	(51,126)
Accumulated deficit	(516,957)	(421,659)
Total stockholders' equity	2,881,082	2,998,456
Total liabilities and stockholders' equity	$4,343,698	$6,015,355

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statements of Operations
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Year Ended December 31,
	2009	2010	2011
REVENUES:
Leasing revenue	$223,774	$141,211	$112,118
Service revenue	164,348	264,501	587,531
Total Revenues	388,122	405,712	699,649

OPERATING EXPENSES:
Drilling rigs and drillships operating expenses (Note14)	133,256	119,369	281,833
Depreciation and amortization	75,348	75,092	162,532
Loss on asset sales	-	1,458	754
General and administrative expenses	17,955	19,443	37,639
Operating income	161,563	190,350	216,891

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 15)	(46,120)	(8,418)	(68,982)
Interest income	6,259	12,464	9,810
Gain/(loss) on interest rate swaps (Note 10)	4,826	(40,303)	(33,455)
Other, net (Note 10)	2,023	1,104	(1,538)
Total other expenses, net	(33,012)	(35,153)	(94,165)

INCOME BEFORE INCOME TAXES	128,551	155,197	122,726
Income taxes (Note 16)	(12,797)	(20,436)	(27,428)

NET INCOME	$115,754	$134,761	$95,298

EARNINGS PER COMMON SHARE, BASIC AND DILUTED	$1.12	$1.30	$0.72
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED	103,125,500	103,908,279	131,696,928

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	2009	2010	2011

Net income	$115,754	$134,761	$95,298

Other Comprehensive income/(loss):
Unrealized interest rate swap gains/(losses)	16,140	(5,495)	3,272
Realized loss on cash flow hedges associated with capitalized interest	(6,253)	(21,523)	(3,272)
Reclassification of realized losses associated with capitalized interest to Consolidated Statement of Operations	-	-	722
Reclassification of losses on previously designated cash flow hedges to Consolidated Statement of Operations, net	-	-	9,816
Actuarial gains/(losses)	570	424	(942)
Other Comprehensive income/(loss)	10,457	(26,594)	9,596

Comprehensive income	$126,211	$108,167	$104,894

OCEAN RIG UDW INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated		Total Stockholder's
	Shares	Par value	Capital	Loss	Deficit		Equity
BALANCE, December 31, 2008	103,125,500	$10	$835,678	$(44,585)	$(767,472)		$23,631
Net income	-	-	-	-	115,754		115,754
Other comprehensive income	-	-	-	10,457	-		10,457
Contribution of net assets in Drillships Investment Inc.	-	-	439,900	-	-		439,900
Cancellation of shares in relation to acquisition of Drillship Holding	(25,781,375)	(3)	-	-	-		(3)
Acquisition of Drillships Holdings Inc.	25,781,375	3	358,000	-	-		358,003
Capital contribution from DryShips Inc.	-	-	753,375	-	-		753,375

BALANCE, December 31, 2009	103,125,500	$10	$2,386,953	$(34,128)	$(651,718)		$1,701,117
Net income	-	-	-	-	134,761		134,761
Other comprehensive loss	-	-	-	(26,594)	-		(26,594)
Share dividend	-	1,021	(1,021)	-	-		-
Private Placement	28,571,428	286	488,015	-	-		488,301
Capital contribution from DryShips Inc	-	-	583,497	-	-		583,497

BALANCE, December 31, 2010	131,696,928	$1,317	$3,457,444	$(60,722)	$(516,957)		$2,881,082
Net income	-	-	-	-	95,298		95,298
Other comprehensive income	-	-	-	9,596	-		9,596
Capital contribution from DryShips Inc	-	-	12,480	-	-		12,480
BALANCE, December 31, 2011	131,696,928	$1,317	$3,469,924	$(51,126)	$(421,659)	$	$ 2,998,456

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statement of Cash Flows
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars)

	Years ended December 31,

	2009	2010	2011
Cash Flows from Operating Activities:
Net income	$115,754	134,761	$95,298
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	75,348	75,092	162,532
Loss from disposal of assets	-	1,458	754
Commitments fees on undrawn line of credit	4,300	6,375	-
Amortization of deferred financing fees	10,973	-	23,008
Net amortization of fair value of acquired drilling contracts	(14,597)	1,222	1,170
Amortization of Cash flow hedge reserve	(6,253)	(21,523)	9,816
Interest income on restricted cash related to drillships	(3,837)	(6,205)	(4,318)
Change in fair value of derivatives	31,654	33,119	(15,114)
Other non cash items	-	-	7,587
Changes in operating assets and liabilities:
Trade accounts receivable	(23,626)	41,200	(98,937)
Other current assets	(17,521)	(4,863)	(48,409)
Deferred taxes	-	209	(209)
Accounts payable	6,147	(7,402)	24,699
Due to related parties	48,110	-	-
Other current liabilities	(3,207)	(1,988)	3,588
Pension liability	(142)	1,416	1,002
Accrued liabilities	1,940	5,022	59,002
Deferred revenue	26,732	1,805	3,693
Payment / Return of margin call for derivatives	(40,700)	(37,900)	45,500
Net Cash Provided by Operating Activities	211,075	221,798	270,662
Cash Flows from Investing Activities:
Advances for drilling rigs under construction	(130,832)	(705,022)	(1,864,862)
Down payment for drilling rigs under construction and other improvements	-	(294,569)	-
Drillship options	-	(99,024)	-
Drilling rigs, equipment and other improvements	(14,152)	(6,834)	(78,480)
Sale of fixed assets	-	-	12
(Increase) / Decrease in restricted cash	(185,565)	(335,898)	385,011
Rig upgrades	-	-	(3,182)
Cash from acquisition of drillships	183,770	-	-
Net Cash Used in Investing Activities	(146,779)	(1,441,347)	(1,561,501)
Cash Flows from Financing Activities:
Capital contribution by DryShips Inc	753,375	540,321	-
Net proceeds from the issuance of common shares	-	488,301	-
Proceeds from short/long-term credit facility	150,000	308,250	2,420,476
Proceeds from intercompany loan	-	-	175,500
Principal payments and repayments of short/long-term debt	(1,005,052)	(247,717)	(926,666)
Repayment of intercompany loan	-	-	(175,500)
Payment of financing costs	(1,364)	(8,094)	(47,800)
Net Cash Provided by/(used in) Financing Activities	(103,041)	1,081,061	1,446,010
Net (decrease) / increase in cash and cash equivalents	(38,745)	(138,488)	155,171
Cash and cash equivalents at beginning of years	272,940	234,195	95,707
Cash and cash equivalents at end of years	$234,195	95,707	$250,878

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the years for:
Interest, net of amount capitalized	51,093	43,203	32,164
Income taxes	13,233	19,803	23,199

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Ocean Rig UDW Inc. and its subsidiaries (collectively, the "Company," "Ocean Rig UDW" or "Group"). Ocean Rig UDW was formed on December 10, 2007 under the laws of the Republic of the Marshall Islands under the name Primelead Shareholders Inc. The Company was established by DryShips Inc. (Dryships) for the purpose of being the holding company of its drilling rig segment. Dryships is a publicly listed company on the NASDAQ exchange (ticker symbol 'DRYS'). In 2007, DryShips through its subsidiary, Primelead Limited of Cyprus (Primelead), purchased approximately 30% of the shares in Ocean Rig ASA. In 2008, the remaining shares in Ocean Rig ASA were acquired and Ocean Rig ASA was delisted from the Oslo Stock Exchange. Ocean Rig UDW Inc. acquired all of the outstanding shares of Primelead in December 2007 in a reverse acquisition transaction under common control, which was accounted for as a pooling of interests. On November 24, 2010, Ocean Rig UDW established an office and was registered with the Cyprus Registrar of Companies as an overseas company. On October 6, 2011, the Company's common shares commenced "regular way" trading on the NASDAQ Global Select Market under the ticker symbol "ORIG."

The Company's customers are oil and gas exploration and production companies, including major integrated oil companies, independent oil and gas producers and government-owned oil and gas companies. Customers individually accounting for more than 10% of the Company's revenues during the years ended December 31, 2009, 2010 and 2011, were as follows:

	Year ended December 31,

	2009	2010	2011
Customer A	62%	57%	36%
Customer B	-	43%	18%
Customer C	38%	-	-
Customer D	-	-	33%
Customer E	-	-	13%

The loss of any of these significant customers could have a material adverse effect on the Company's results of operations if they were not replaced by other customers.

2. Significant Accounting policies:

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP") and include the accounts and operating results of Ocean Rig UDW Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Where necessary, comparatives have been reclassified to conform to changes in presentation in the current year.

 (b) Intangible assets:

The Company's finite-lived acquired intangible assets are amortized on a straight-line basis over their estimated useful lives as follows:

Intangible assets/liabilities	Years
Tradenames	10
Software	10
Fair value of above market acquired drilling contracts	Over remaining contract term
Fair value of below market acquired drilling contracts	Over remaining contract term

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

2. Significant Accounting policies-(continued):

(b) Intangible assets – continued: In accordance with guidance related to Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates the potential impairment of finite-lived acquired intangible assets when there are indicators of impairment. The finite-lived intangibles are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable based on estimates of future undiscounted cash flows. In the event of impairment, the asset is written down to its fair value. An impairment loss, if any, is measured as the amount by which the carrying amount of the asset exceeds its fair value. For finite-lived intangible assets, no impairment was recognized during any period presented.

(c) Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Comprehensive Income: The Company's comprehensive income is comprised of net income, actuarial gains/losses related to the adoption and implementation of ASC 715, "Compensation-Retirement Benefits", as well as losses in the fair value of the derivatives that qualify for hedge accounting in accordance with ASC 815 "Derivatives and Hedging" and realized gains/losses on cash flow hedges associated with capitalized interest in accordance with ASC 815-30-35-38 "Derivatives and Hedging".

(e) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f) Restricted Cash: Restricted cash may include (i) retention accounts which can only be used to fund the loan installments coming due; (ii) minimum liquidity collateral requirements or minimum required cash deposits, as defined in the Company's loan agreements; (iii) taxes withheld from employees and deposited in designated bank accounts; (iv) amounts pledged as collateral for bank guarantees to suppliers and (v) amounts pledged as collateral for credit facilities.

(g) Trade Accounts Receivable net: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from customerrs for drilling rigs and drillships, net of a allowance for doubtful receivables. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful receivables.

(h) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents; trade accounts receivable and derivative contracts (interest rate swaps and foreign currency contracts). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Company places its cash and cash equivalents, consisting mostly of bank deposits, with qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties. When considered necessary, additional arrangements are put in place to minimize credit risk, such as letters of credit or other forms of payment guarantees. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customer's financial condition and generally does not require collateral for its trade accounts receivable.

The Company has made advances for the construction of drillships to Samsung Heavy Industries ("Samsung"). The ownership of the drillships is transferred from the yard to the Company at delivery. The credit risk of the advances is, to a large extent, reduced through refund guarantees issued by banks. As of December 31, 2011, cumulative installment payments made to Samsung amounted to approximately $726,681 for the three units under construction. These installment payments are, to a large extent, secured with irrevocable letters of guarantee, covering pre-delivery installments if the contract is rescinded in accordance with the terms of the contract. The irrevocable letters of guarantee are issued by financial institutions.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

2. Significant Accounting policies-(continued):

(i) Advances for rigs and drillships under construction: This represents amounts expended by the Company in accordance with the terms of the construction contracts for drillships as well as with a related party in connection with on site supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. The carrying value of drilling rigs and drillships under construction ("Newbuildings") represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, commissions to related party, construction supervision, equipment (OFE's), spare parts, capitalized interest, costs related to first time mobilization and commissioning costs. No charge for depreciation is made until commissioning of the newbuilding has been completed and it is ready for its intended use.

(j) Capitalized interest: Interest expense is capitalized during the construction period of rigs and drillships based on accumulated expenditures for the applicable project at the Company's current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate ("the capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. If the Company's financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company. Capitalized interest expense for the years ended December 31, 2009, 2010 and 2011 amounted to $24,457, $35,780 and $57,761, respectively (Note 15).

(k) Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damages to fixed assets and for insured crew medical expenses under 'Other current assets'. Insurance claims are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed following the insurance claim.

 (l) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar since the Company operates in international drilling markets, and therefore primarily transacts business in U.S. Dollars. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in "General and administrative expenses" in the accompanying consolidated statements of operations.

(m) Drilling Rigs, drillships, machinery and equipment, net:

(i) Drilling rigs and drillships are stated at historical cost less accumulated depreciation. Such costs include the cost of adding or replacing parts of drilling rig or drillship machinery and equipment when the cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling rig or drillship. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight- line basis over the useful life of the assets after considering the estimated residual value as follows: bare deck 30 years and other asset parts 5 to 15 years for the drilling rigs and drillships. The residual values of the drilling rigs and drillships are estimated at $35 million and $50 million, respectively.

(ii) IT and office equipment are recorded at cost and are depreciated on a straight-line basis over 5 years.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

2. Significant Accounting policies-(continued):

(n) Fair value of above/below market acquired drilling contracts: In a business combination, the Company identifies assets acquired or liabilities assumed and records all such identified assets or liabilities at fair value. Favorable or unfavorable drilling contracts exist when there is a difference between the contracted dayrate and the dayrates prevailing at the acquisition date. The amount to be recorded as an asset or liability at the acquisition date is based on the difference between the then-current fair values of a contract with similar characteristics as the contract assumed and the net present value of future contractual cash flows from the drilling contract assumed. When the present value of the contract assumed is greater than the then-current fair value of such contract, the difference is recorded as "Fair value of above market acquired drilling contracts" When the opposite situation occurs, the difference is recorded as "Fair value of below-market acquired drilling contracts" Such assets and liabilities are amortized as a reduction of or an increase in "Other revenue," over the period of the drilling contracts assumed.

(o) Impairment of Long-Lived Assets: The Company reviews for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on a rig by rig and drillship by drillship and asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company evaluates the carrying amounts of its drilling rigs and drillships by obtaining independent appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, drilling rig/drillships sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the drilling rigs and drillships future performance, with the significant assumptions being related to drilling rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each rig/drillship. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each rig/drillship and compares them to the rig or drillship's carrying value. The projected net operating cash flows are determined by considering the revenues from existing drilling contracts. The salvage value used in the impairment test is estimated to be $35 million and $50 million for drilling rigs and drillships respectively in accordance with the Company's depreciation policy. If the Company's estimate of undiscounted future cash flows for any drilling rig or drillship is lower than the carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. The Company's analysis for the year ended December 31, 2011, which also involved sensitivity tests on the drilling rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances ranging from 97.5% to 92.5%, indicated no impairment on any of its drilling rigs or drillships. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long drilling rates and drilling rigs or drillship values will remain at their currently high levels. As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2009, 2010 and 2011.

(p) Class costs: The Company follows the direct expense method of accounting for periodic class costs incurred during special surveys of drilling rigs and drillships, normally every five years. Class costs and other maintenance costs are expensed in the period incurred and included in operating expenses.

(q) Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with the Company's long- term debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made. Amortization and write offs for each of the years ended December 31, 2009, 2010 and 2011 amounted to $4,704, $5,078 and $23,008, respectively (Note 15).

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

2. Significant Accounting policies-(continued):

(r) Revenue and Related Expenses:
Revenues:   The Company's services and deliverables are generally sold based upon contracts with customers that include fixed or determinable prices.  The Company recognizes revenue when delivery occurs, as directed by its customer, or the customer assumes control of physical use of the asset and collectability is reasonably assured. The Company evaluates if there are multiple deliverables within its contracts and whether the agreement conveys the right to use the drill rigs and drillships for a stated period of time and meet the criteria for lease accounting, in addition to providing a drilling services element, which are generally compensated for by day rates. In connection with drilling contracts, the Company may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs or drillships and day rate or fixed price mobilization and demobilization fees. Revenues are recorded net of agents' commissions. There are two types of drilling contracts: well contracts and term contracts.

(i) Well contracts: Well contracts are contracts under which the assignment is to drill a certain number of wells. Revenue from day-rate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Demobilization revenues and expenses are recognized over the demobilization period. All revenues for well contracts are recognized as "Service revenues" in the statement of operations.

(ii) Term contracts: Term Contracts are contracts under which the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determines whether the arrangement is a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contain a lease, the lease elements are recognized as "Leasing revenues" in the statement of operations on a basis approximating straight line over the lease period. The drilling services element is recognized as "Service revenues" in the period in which the services are rendered at estimated fair value. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services are deferred and recognized over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Demobilization fees and expenses are recognized over the demobilization period. Contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling contract.

 (s) Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

(t) Segment reporting: The Company has determined that it operates in one reportable segment, the offshore drilling operations.

(u) Financial Instruments: The Company designates its derivatives based upon guidance on ASC 815, "Derivatives and Hedging" which establishes accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

(i)
Hedge Accounting: At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting exposure to changes in the hedged item's cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

2. Significant Accounting policies-(continued):

(u) Financial Instruments - continued:

The Company is party to interest swap agreements where it receives a floating interest rate and pays a fixed interest rate for a certain period in exchange. Contracts which meet the strict criteria for hedge accounting are accounted for as cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss.

The Company is party to interest swap agreements where it receives a floating interest rate and pays a fixed interest rate for a certain period in exchange. Contracts which meet the strict criteria for hedge accounting are accounted for as cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows

The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of "Accumulated other comprehensive income" in equity, while any ineffective portion, if any, is recognized immediately in current period earnings.

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the statement of operations. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

(ii)	Other Derivatives: Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.

(v) Fair Value Measurements: The Company follows the provisions of ASC 820, "Fair Value Measurements and Disclosures" which defines, and provides guidance as to the measurement of, fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note 10).

(w) Income Taxes: Income taxes have been provided for based upon the tax laws and rates in effect in the countries in which the Company's operations are conducted and income is earned. There is no expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes because the countries in which the Company operates have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using the applicable jurisdictional tax rates in effect at the year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense.

(x) Pension and retirement benefit obligation: The Company has eight retirement benefit plans, of which five are managed and funded through Norwegian life insurance companies and three through international life insurance companies. The projected benefit obligations are calculated based on the projected unit credit method and compared with the fair value of pension assets.

Because a significant portion of the pension liability will not be paid until well into the future, numerous assumptions have to be made when estimating the pension liability at the balance sheet date. The assumptions may be split into two categories; actuarial assumptions and financial assumptions. The actuarial assumptions are unbiased, mutually compatible and represent the Company's best estimates of the variables. The financial assumptions are based on market expectations at the balance sheet date, for the period over which the obligations are to be settled. Due to the long-term nature of the pension obligations, they are discounted to present value.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

2. Significant Accounting policies-(continued):

(x) Pension and retirement benefit obligation - continued: The funded status or net amount of the projected benefit obligation and pension asset (net pension liability or net pension asset) of each of its defined benefit plans, is recorded in the balance sheet under the captions "Other non-current liabilities" and "Other non-current assets" with an offsetting amount in "Accumulated other comprehensive income" for any amounts of actuary gains of losses or prior service cost that has not been amortized to income.

Net pension costs (benefit earned during the period including interest on the projected benefit obligation, less estimated return on pension assets and amortization of accumulated changes in estimates) are included in "General and administrative expenses" and  "Drilling rigs and drillships operating expenses". Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plans.

(y) Commitments and Contingencies: Provisions are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date.

(z) Recent accounting pronouncements: In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs", ("ASU 2011-04"). ASU 2011-04 amends Accounting Standards Codification ("ASC") 820, "Fair Value Measurements", ("ASC 820"), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 will be effective for the Company's fiscal year beginning January 1, 2012. The adoption of ASU 2011-04 is not expected to have a material effect on the Company's consolidated financial statements, but may require certain additional disclosures.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income, Presentation of Comprehensive Income (Topic 220)", which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, "Comprehensive income", and requires entities to report components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements. Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this ASU should be applied retrospectively and they are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The amendments in this ASU have been adopted by the Company in the accompanying consolidated financial statements and, as a result, the consolidated financial statements for the years ended December 31, 2009 and 2010 were revised to include a separate statement of comprehensive income and to exclude the components of other comprehensive income from the statement of stockholders' equity.

In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (Topic 210): Disclosures about offsetting Assets and Liabilities". The objective of this update is to provide enhanced disclosures that will enable financial statements' users to evaluate the effect or potential effect of netting arrangements on an entity's financial position. This includes the effect or potential effect of rights of setoff associated with an entity's recognized assets and recognized liabilities within the scope of this ASU. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45.  The amendments in this update are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The provisions of ASU 2011-11 are not expected to have a material impact on the Company's consolidated financial statements.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

2. Significant Accounting policies-(continued):

(z) Recent accounting pronouncements - continued:

In December 2011, the FASB issued ASU 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standard Update No 2011-05". The amendments in this ASU supersede certain pending paragraphs in ASU 2011-05, to effectively defer the requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. Companies are still required to present reclassifications out of accumulated other comprehensive income on the face of the financial statements or disclose those amounts in the notes to the financial statements.

3. Transactions with Related Parties:

Acquisition of Drillship Hulls 1837 and 1838 (subsequently named Ocean Rig Corcovado and Ocean Rig Olympia)

On October 3, 2008, the Company entered into a share purchase agreement with certain unrelated parties and certain entities affiliated with the Chairman and Chief Executive Officer of DryShips to acquire entities that owned the new build contracts for the drillship Hulls 1837 and 1838, along with the associated debt, included in Drillships Holdings Inc. ("Drillships Holdings") being the holding company of the owning companies of Ocean Rig Corcovado and Ocean Rig Olympia. On May 15, 2009, the transaction closed. Since the investment did not meet the definition of a business, it was accounted for as a net asset acquisition on the closing date. As consideration for this asset acquisition, Ocean Rig UDW cancelled 25% of the shares held by DryShips as of May 15, 2009 and simultaneously reissued the same number of shares to the sellers. Consequently, following this transaction the sellers held shares equal to 25% of the Company's total issued and outstanding common shares.  The value of the shares issued was determined based on the fair value of the net assets acquired of $358,000 and was recorded as an increase in the paid in capital in stockholders' equity. The fair values of individual assets and liabilities acquired by the Company were as follows:

Amount
Contracts for construction of drillship Hulls 1837 and 1838	$625,400
Cash deposits	200
Debt assumed	(259,900)
Other liabilities	(7,700)
Net assets acquired	$358,000

Acquisition of Drillship Hulls 1865 and 1866 (subsequently named Ocean Rig Poseidon and Ocean Rig Mykonos)

On March 5, 2009, DryShips contributed to the Company the newbuilding contracts for drillship Hulls 1865 and 1866 and other associated assets and debt included in Drillships Investments Inc.  Since this transfer did not meet the definition of a business, it was not accounted for as an exchange of a business under common control. Therefore, it was accounted for prospectively as a net asset acquisition under common control and the assets acquired and liabilities assumed were recorded at the historical cost of DryShips in the period in which the transfer occurred. The contribution of shares was recorded as an increase in paid in capital in stockholders' equity at the historical cost of net assets of $439,900.

The carryover basis of individual assets and liabilities received by the Company were the construction contracts for Hulls 1865 and 1866 at an aggregate of $ 422,100, cash deposits of $183,500, other receivables of $40,700, intercompany receivables of $1,300, bank borrowings of $161,900, other liabilities of $100 and financial instruments with a negative fair value of $45,700.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties-(continued):

Drillship Management Agreements with Cardiff Marine Inc. ("Cardiff"): Cardiff engages primarily in the management of ocean-going vessels, including but not limited to vessels owned by DryShips.  Cardiff is beneficially majority-owned by the Chairman and Chief Executive Officer of DryShips, Mr. George Economou. As the Company's Chairman and Chief Executive Officer and principal shareholder of Dryships, with a 14.1% shareholding, George Economou has the ability to exert influence over the operations of the Company. Effective December 21, 2010, the Company terminated its management agreements with Cardiff pursuant to which Cardiff provided supervisory services in connection with the construction of the drillships Ocean Rig Corcovado and Ocean Rig Olympia. The Company had paid Cardiff a management fee of $40 per month per drillship for Ocean Rig Corcovado and Ocean Rig Olympia. The management agreements also provided for: (i) a chartering commission of 1.25% on revenue earned; (ii) a commission of 1% on the shipyard payments or purchase price paid for drillships; (iii) a commission of 1% on loan financing or refinancing; and (iv) a commission of 2% on insurance premiums.  These agreements were replaced  by Vivid Finance Limited and Global service agreements discussed below; however all obligations to pay for services to be rendered in connection with the delivery of Ocean Rig Corcovado and Ocean Rig Olympia prior to termination remain in full effect. During the years ended December 31, 2009, 2010 and 2011, total charges from Cardiff under the management agreements amounted to $1.9 million, $4.0 million and $5.8 million, respectively. All incurred costs from management service agreements are directly attributable to the construction of the drillships and are capitalized as a component of "Advances for rigs and drillships under construction".

Global Services Agreement: On December 1, 2010, DryShips entered into a Global Services Agreement with Cardiff, effective December 21, 2010, pursuant to which DryShips has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company. Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provides consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of the Company and its subsidiaries, including the Company's drilling units; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of the Company and its subsidiaries, including the Company's drilling units. In consideration of such services, DryShips pays Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. For the year ended December 31, 2011 the Company incurred a cost of $7,251 related to the Global Services Agreement of which $2,357 is related to employment arrangements and $4,894 to sale and purchase activities. The Company does not pay for services provided in accordance with this agreement since equal equity contributions are made by DryShips. Costs from the Global Services Agreement are expensed in the consolidated statement of operations or capitalized as a component of "Advances for rigs and drillships under construction" being a directly attributable cost to the construction, as applicable, and as a shareholders' contribution to capital (additional paid-in capital).

Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010 between Dryships and Vivid Finance Limited ("Vivid"), a company controlled by the Chairman, President and Chief Executive Officer of DryShips, Mr. George Economou, Vivid provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by DryShips after providing written notice to Vivid at least 30 days prior to the actual termination date. The Company does not pay for services provided in accordance with this agreement, DryShips pays for the services. Accordingly, these expenses are recorded in the consolidated statement of operations (or as otherwise required by US GAAP) and as a shareholders contribution to capital (additional paid-in capital). During the years ended December 31, 2009, 2010 and 2011, total charges from Vivid under the agreement amounted to nil, $1.0 million and $5.2 million, respectively.

Private offering
A company controlled by Dryships' Chairman, President and Chief Executive Officer, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of the Company's outstanding common shares, in the private offering that was completed on December 21, 2010. The offering price was $17.50 per share. The price per share paid was the same as that paid by other investors taking part in the private offering.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties-(continued):

Novation of drillship options agreement from DryShips
On November 22, 2010, DryShips entered into an option contract with Samsung for the construction of up to four ultra-deepwater drillships. The new orders were "sister-ships" to the Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Mykonos and had the same specifications as the Ocean Rig Poseidon. Each of the four options to build a drillship were to be exercised on or prior to November 22, 2011 with drilling rigs deliveries ranging from 2013 until 2014 depending on when the options were exercised (Note 5). The agreement included a non-refundable slot reservation fee of $24.8 million per drillship, which was paid by DryShips, and was applied towards the drillship contract price if the options were exercised. This agreement was novated to the Company by DryShips on December 30, 2010 at a cost of $99.0 million.

Intercompany loan
During March and April 2011, the Company borrowed an aggregate of $175.5 million, without interest, from DryShips through shareholder loans for capital expenditures and general corporate purposes. On April 20, 2011, these intercompany loans were repaid.

Legal services
Mr. Savvas D. Georghiades, a member of the Company's board of directors, provides legal services to the Company and to its predecessor, Primelead Limited through his law firm, Savvas D. Georghiades, Law Office.  In the years ended December 31, 2010 and December 31, 2011, the Company and Primelead Limited expensed and paid fees amounting to Euro 94,235 ($125 based on the Euro/U.S. Dollar exchange rate at December 31, 2011) and Euro 47,390 ($61 based on the Euro/U.S. Dollar exchange rate at December 31, 2010), respectively for the legal services provided by Mr. Georghiades.

4. Other Current assets

The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2010	2011

Inventories	$110	$10,706
Deferred mobilization expenses	22,144	62,228
Prepayments and advances	12,312	11,521
Other	3,116	4,969
	$37,682	$89,424

5. Advances for rigs and drillships under construction:

The amounts shown in the accompanying consolidated balance sheets include milestone payments under the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2.   For the years ended December 31, 2010 and 2011 the movement of the advances for drillships under construction and acquisitions was as follows:

	December 31,
	2010	2011
Balance at beginning of year	$1,178,392	$1,888,490
Advances for drillships under construction and related costs	710,098	2,238,591
Drillships delivered	-	(3,372,156)
Balance at end of year	$1,888,490	$754,925

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

5. Advances for rigs and drillships under construction – (continued):

On January 3, March 30, July 28 and September 30, 2011, the Company took delivery of its newbuilding drillships, Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Mykonos, respectively.

On April 18, April 27 and June 23, 2011, pursuant to the drillship master agreement discussed in Note 8, the Company exercised three of its four newbuilding drillship options under its contract with Samsung, dated November 22, 2010 and entered into shipbuilding contracts for three seventh generation ultra-deepwater drillships, namely NB#1, NB#2 and NB#3, for a total contractual cost of approximately $608,000, per drillship. To date the Company paid $726,681 to the shipyard in connection with the exercise of these options. Delivery of these hulls is scheduled for July 2013, September 2013 and November 2013, respectively.

6. Drilling rigs, drillships, machinery and equipment, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2009	$1,436,082	$(118,476)	$1,317,606
Additions	6,835	-	6,835
Disposals	(2,800)	1,342	(1,458)
Depreciation	-	(73,650)	(73,650)
Balance December 31, 2010	1,440,117	(190,784)	1,249,333
Additions	78,480	-	78,480
Transfer from drillships under construction….	3,372,156	-	3,372,156
Disposals	(1,147)	381	(766)
Depreciation	-	(160,365)	(160,365)
Balance December 31, 2011	$4,889,606	$(350,768)	$4,538,838

As of December 31, 2010 and 2011, all of the Company's operating drilling rigs and drillships have been pledged as collateral to secure the bank loans discussed in Note 9.

7. Intangible Assets:

The Company's identified finite-lived intangible assets associated with trade names and software are being amortized over their useful lives. Trade names and software are included in "Intangible assets, net" in the accompanying consolidated balance sheets net of accumulated amortization.

				Amortization Schedule
	Balance as of December 31, 2010	Amortization for the year ended December 31, 2011	Balance as of December 31, 2011	2012	2013	2014	2015	2016 and thereafter
Trade names	$6,390	$(878)	$5,512	$(877)	$(877)	$(877)	$(877)	$(2,004)
Software	4,116	(566)	3,550	(566)	(566)	(566)	(566)	(1,286)
Total intangible Assets, net	10,506	$(1,444)	$9,062	$(1,443)	$(1,443)	$(1,443)	$(1,443)	$(3,290)

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

8. Other non-current assets

The amount of other non-current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2010	2011

Security deposits for derivatives	$78,600	$33,100
Delivery payment for drillship	294,569	-
Option for construction of drillships	99,024	24,756
Other	-	9,049
Total	$472,193	$66,905

As of December 31, 2010, security deposits of $39,500 and $39,100 for the Ocean Rig Poseidon and the Ocean Rig Mykonos, respectively, were paid and recorded as "Other non-current assets" in the accompanying consolidated balance sheet as of December 31, 2010. As of December 31, 2011, security deposits of $33,100 for the Ocean Rig Poseidon and Ocean Rig Mykonos, were recorded as "Other non-current assets" in the accompanying consolidated balance sheet. These deposits are required by the counterparty due to the market loss in the swap agreements as of December 31, 2010 and 2011.

On December 28, 2010 the final yard installment of $294,569 for the Ocean Rig Corcovado was paid to a suspense account and was recorded as "Other non-current assets" in the accompanying consolidated balance sheet as of December 31, 2010. On January 3, 2011 and in connection with the delivery of Ocean Rig Corcovado, the balance in the suspense account was released to the yard.

On November 22, 2010, Dryships, entered into an option contract with Samsung for the construction of up to four additional ultra-deepwater drillships, which would be "sister-ships" to the Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and the Ocean Rig Mykonos, with certain upgrades to vessels design and specifications. The total  contractual cost is approximately $608,000, per drillship. The option agreement required Dryships to pay a non-refundable slot reservation fee of $24,756 per drillship, with such fee to be applied towards the drillship contract price if the options are exercised. The option agreement was novated by Dryships to the Company, on December 30, 2010, at a cost of $99,024 which was paid by the Company. During 2011, the Company paid an additional amount of $30,000 to exercise three of the above options and as a result, the slot reservation fee for the three options exercised amounting to $74,268 was transferred to "Advances for rigs and drillships under construction". On May 16, 2011, the Company entered into an addendum to the option agreement for the construction of up to two additional ultra-deepwater drillships with the same contract terms, conditions and specifications as the four optional drillships under the original agreement and to extend the date to exercise the fourth option under the original agreement from November 22, 2011 to January 31, 2012. On January 27, 2012, the Company, entered into a second addendum to the option agreement to further extend the date to exercise the fourth option under the original agreement and the two additional options under the addendum signed in May 2011 from January 31, 2012 to April 2, 2012. The Company has exercised three of six options under the agreement and as a result, has entered into shipbuilding contracts for the three seventh generation, ultra-deepwater drillships with deliveries scheduled in July 2013, September 2013 and November 2013, respectively. The Company may exercise the three remaining newbuilding drillship options at any time on or prior to April 2, 2012, with drillship deliveries ranging from the fourth quarter of 2014 and onwards, depending on when the options are exercised.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

9. Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2010	December 31, 2011
Term loans/Credit facilities	$1,285,357	$2,279,167
Senior notes	-	500,000
Less: Deferred financing costs	(27,810)	(43,402)
Total debt	1,257,547	2,735,765
Less: Current portion	(560,561)	(210,166)

Long-term portion	$696,986	$2,525,599

Senior Notes
On April 27, 2011, the Company issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016 (the "Notes") offered in a private placement, resulting in net proceeds of approximately $487.5 million. The Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Notes are not guaranteed by any of the Company's subsidiaries. The Company may redeem some or all of the Notes as follows: (i) at any time and from time to time from April 27, 2014 to April 26, 2015, at a redemption price equal to 104.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption; or (ii) at any time and from time to time from April 27, 2015 at a redemption price equal to 102.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption. Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require the Company to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. As of December 31, 2011, the Company was in compliance with the bond agreement financial covenants.

The total interest expense and debt amortization cost related to the notes in the Company's consolidated statement of operations for the year ended December 31, 2011 was $32,327 and $2,235, respectively. The contractual semi-annual coupon interest rate is 9.5% per year.

Term bank loans/ Credit facilities
On December 21, 2010, one of the Company's subsidiaries entered into a $325,000 short-term loan facility for the purpose of (i) meeting the ongoing working capital needs of Drillships Hydra Owners Inc.; (ii) financing the partial repayment of existing debt in relation to the purchase of the Ocean Rig Corcovado; and (iii) financing the payment of the final installment associated with the purchase of said drillship. This loan facility was repayable in full in June 2011 and bore interest at a rate of LIBOR plus a margin. The Company drew down the full amount of this loan on January 5, 2011 and repaid the full amount of this loan on April 20, 2011 with borrowings under the $800 million senior secured term loan agreement discussed below.

On April 15, 2011, the Company entered into an $800,000 syndicated secured term loan facility to partially finance the construction costs of the Ocean Rig Corcovado and the Ocean Rig Olympia. This facility has a five-year term and is repayable in 20 quarterly installments, plus a balloon payment payable with the last installment. The facility bears interest at LIBOR plus a margin. The facility is guaranteed by DryShips and Ocean Rig UDW and imposes certain financial covenants on both entities.

On April 27, 2011, the Company entered into an amended agreement with all lenders under its two $562,500 loan agreements to restructure the original agreements. The principal terms of the restructuring are as follows: (i) the maximum amount permitted to be drawn was reduced from $562,500 to $495,000 under each facility; (ii) in addition to the guarantee already provided by Dryships, the Company provided an unlimited recourse guarantee that includes certain financial covenants that apply quarterly to the Company; (iii) the Company was permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2011, the cash collateral deposited for this vessel was released; and (iv) the Company was permitted to draw under the facility with respect to the Ocean Rig Mykonos provided it had obtained suitable employment for such drillship no later than August 2011.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

9. Long-term Debt - (continued):

On August 10, 2011, the Company amended the terms of its $495,000 credit facility for the construction of the Ocean Rig Mykonos to allow for full draw downs to finance the remaining installment payments for the Ocean Rig Mykonos based on the Petrobras Brazil contract for the Ocean Rig Mykonos and, on August 10, 2011, the cash collateral deposited for the drillship was released. The two $495,000 facilitites bear interest at LIBOR plus a margin and are repayable in eighteen semiannual installments throught December 2020. The amendment also requires that the Ocean Rig Mykonos be re-employed under a contract acceptable to the lenders meeting certain minimum terms and dayrates at least six months, in lieu of 12 months, prior to the expiration of the Petrobras Brazil contract. All other material terms of the credit facility were unchanged.

The outstanding bank loans, are secured by a first priority mortgage over the drillships or drill rigs corporate guarantee, and a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank's prior consent, as to pay dividends, changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, change in the general nature of the Company's business, and maintaining an established place of business in the United States or the United Kingdom. The loans also contain certain financial covenants relating to the Company's financial position and the consolidated financial position of DryShips, operating performance and liquidity. A default situation in DryShips could have a substantial effect on the Company. Should DryShips fail to pay loan installments as they fall due, or otherwise breach its covenants resulting in an event of default, this would result in a cross-default on the Company's facilities. As of December 31, 2011, there was no default situation with respect to the loans of the Company and DryShips was in compliance, had waivers or had the ability to remedy breaches of financial covenants, including loan-to-value ratios relating to its credit facilities.  As of December 31, 2011, Dryships was not in compliance with loan-to-value ratios contained in certain of its original loan agreements under which a total of $185,802 was outstanding as of that date and has obtained a waiver of the breach relating to approximately $97,302 million of the outstanding indebtedness until March 31, 2012.  As a result, Dryships may be required to prepay indebtedness or provide additional collateral to its lenders in the form of cash or other property in the total amount of $83,009 in order to comply with these ratios, including an amount of $64,384 assumed prepaid upon waiver expiry on March 31, 2012.

Total interest and debt amortization cost incurred on long-term debt for the years ended December 31, 2009, 2010 and 2011 amounted to $57,154, $35,827 and $110,513, respectively, of which $24,457, $35,780 and $57,761 respectively, were capitalized as part of the cost of the drillships under construction. Total interest incurred and amortization of debt issuance cost on long-term debt, net of capitalized interest, are included in "Interest and finance costs" in the accompanying consolidated statement of operations.

The Company's weighted average interest rates on the above loans, credit facilities and Notes were 4.2%, 4.5% and 4.2%, as of December 31, 2009, 2010, 2011 respectively.

Loan movements for Ocean Rig Notes, credit facilities and term loans throughout 2011:

Loan	Loan agreement date	Original Amount	December 31, 2010	New Loans	Repayments	December 31, 2011

Term Bank Loan	April 18, 2011	$800,000	$-	$800,000	$(33,333)	$766,667
Credit Facility	September 17, 2008	1,040,000	675,833		(153,333)	522,500
Credit Facility	September 10, 2007	230,000	115,000	-	(115,000)	-
Credit Facility	July 18, 2008	1,125,000	194,524	795,476	-	990,000
Credit Facility	December 21, 2010	325,000	-	325,000	(325,000)	-
Credit Facility	December 28, 2010	300,000	300,000	-	(300,000)	-
Ocean Rig Senior Notes	April 27, 2011	$500,000	-	500,000	-	500,000

			$1,285,357	$2,420,476	$(926,666)	$2,779,167

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

9. Long-term Debt - (continued):

The annual principal payments required to be made after December 31, 2011, including balloon payments, totaling $2,779,167 due through December 2020, are as follows:

2012	$219,167
2013	629,167
2014	176,667
2015	176,667
2016 and thereafter	1,577,499
Total principal payments	2,779,167
Less: Financing fees	(43,402)
Total debt	$2,735,765

10. Financial Instruments and Fair Value Measurements:

All derivatives are carried at fair value on the consolidated balance sheets at each period end. Balances as of December 31, 2010 and 2011 are as follows:

	December 31, 2010			December 31, 2011
		Foreign			Foreign
	Interest	currency		Interest	Currency
	Rate	forward		Rate	Forward
	Swaps	Contracts	Total	Swaps	Contracts	Total
Current assets	$-	1,538	$1,538	$-	-	$-
Current liabilities	(12,503)	-	(12,503)	(40,727)	-	(40,727)
Non-current liabilities	(96,901)	-	(96,901)	(52,025)	-	(52,025)
Total	$(109,404)	1,538	$(107,866)	$(92,752)	-	$(92,752)

10.1 Interest rate swaps and cap and floor agreements: As of December 31, 2009 and 2010, the Company had outstanding eleven interest rate swap and cap and floor agreements, with a notional amount of $1,285 million and $908 million, respectively, maturing from September 2011 through November 2017. As of December 31, 2011 the Company had outstanding seven interest rate swap and cap and floor agreements, with a notional amount of $989 million maturing from September 2013 through November 2017. These agreements are entered into in order to economically hedge its exposure to interest rate fluctuations.

As of December 31, 2009 and 2010, eight of these agreements did not qualify for hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statement of operations while three agreements did qualify for hedge accounting and, as such, changes in their fair values were included in other comprehensive income/(loss). Effective January 1, 2011 the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps. As a result, as of December 31, 2011, these agreements do not qualify for hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statement of operations. In accordance with ASC 815-30-40 the accumulated unrealized loss recorded in Accumulated Other Comprehensive Income/(Loss) for previously designated cash flow hedges, which as of December 31, 2010 amounted to $35,992, is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. Consequently, during the year ended December 31, 2011, an amount of $9,816 was reclassified into the statement of operations while an amount of $3,272 was reclassified into other component of Accumulated Other Comprehensive Income/(Loss) since its associated interest expense was capitalized into "Advances for rigs and drillships under construction".

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements – (continued):
10.1 Interest rate swaps and cap and floor agreements – (continued):

Apart from the unrealized loss discussed above, as of December 31, 2010, Accumulated Other Comprehensive Income/(Loss) also included realized losses on cash flow hedges associated with interest capitalized during prior years under "Advances for rigs and drillships under construction" amounting to $27,776, which according to ASC 815-30-35 is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As a result, during the year ended December 31, 2011, and following the delivery of four drillships discussed in Note 5, an amount of $722 was reclassified into the statement of operations while an amount of $3,272 was reclassified from other component of Accumulated Other Comprehensive Income/(Loss) since this amount is associated with interest expense that was capitalized under "Advances for rigs and drillships under construction". The estimated amount in other comprehensive income of cash flow hedge losses  at December 31, 2011 that will be reclassified into earnings within the next twelve months is $14,123.

The fair value of the above mentioned agreements equates to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates and creditworthiness of both the financial instrument counterparty and the Company.

As of December 31, 2010 and 2011, security deposits of $78.6 million and $33.1 million, respectively were paid by the Company and were recorded as "Other non-current assets" in the accompanying consolidated balance sheets. These deposits are required by the counterparty due to the market loss in the swap agreements.

10.2 Foreign currency forward contracts: As of December 31, 2010, the Company had outstanding twelve forward contracts to sell $28 million for NOK 174 million. These agreements were entered into in order to hedge its exposure to foreign currency fluctuations. The fair value of these contracts at December 31, 2010 was an asset of $1,538. As of December 31, 2011 the Company had no outstanding forward contracts.

 The change in the fair value of such agreements for the years ended December 31, 2009, 2010 and  2011 amounted to a gain of $2,023 and $1,104 and a loss of $1,538, respectively, and is reflected under "Other, net" in the accompanying consolidated statement of operations.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements-(continued):

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Statements of Financial Position:

		Asset Derivatives				Liability Derivatives
Derivatives designated as hedging instruments	Balance Sheet Location	December 31, 2010 Fair value	December 31, 2011 Fair value		Balance Sheet Location	December 31, 2010 Fair value	December 31, 2011 Fair value
Interest rate swaps	Financial instruments	$—		$—	Financial instruments non current liabilities	$(36,523)	$—

Total derivatives designated as hedging instruments		$—		$—		$(36,523)	$—

Derivatives not designated as hedging instruments
Interest rate swaps	Financial instruments-current assets	$—		$—	Financial instruments-current liabilities	$(12,503)	$(40,727)
Interest rate swaps	Financial instruments-non current assets	—		—	Financial instruments-non current liabilities	(60,378)	(52,025)
Foreign currency forward contracts	Financial instruments-current assets	1,538		—	Financial instruments current liabilities	—	—

Total derivatives not designated as hedging instruments		$1,538	$			$(72,881)	$(92,752)

Total derivatives		$1,538		$—	Total derivatives	$(109,404)	$(92,752)

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

 10. Financial Instruments and Fair Value Measurements-(continued):

The effect of Derivative Instruments on the Statements of Stockholder's Equity:

	Amount of Gain/(Loss) Recognized in other comprehensive income on Derivative (Effective Portion)
Derivatives designated for cash flow hedging relationships	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
Interest rate swaps	$9,887	(27,018)	$-

Total	$9,887	(27,018)	$-

No portion of the cash flow hedges shown above was ineffective during 2009 and 2010.

During the years ended December 31, 2009, 2010 and 2011the losses transferred from other comprehensive income to the statement of operations were nil, nil and $10,538, respectively.

The effect of Derivative Instruments on the Consolidated Statement of Operations:

			Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
Foreign currency forward contracts	Other, net	$2,023	1,104	$(1,538)
Interest rate swaps	Gain/(loss) interest rate swaps	4,826	(40,303)	(33,455)

Total		$6,849	(39,199)	$(34,993)

ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. Effective January 1, 2011 the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in the accompanying consolidated statement of operations. Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company enters into foreign currency forward contracts in order to manage risks associated with fluctuations in foreign currencies. All of the Company's derivative transactions are entered into for risk management purposes.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements-(continued):

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of foreign currency forward contracts was based on the forward exchange rates. Senior Notes have a fixed rate and their estimated fair value represents the tradable value of the notes, determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The estimated fair value of the Notes at December 31, 2011 is approximately $462,500.

The guidance for fair value measurement applies to all assets and liabilities that are being measured and reported on a fair value basis.  This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories.

Fair value measurements are classified based upon inputs used to develop the measurement under the following hierarchy:
Level 1--Quoted market prices in active markets for identical assets or liabilities.
Level 2--Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3--Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps-liability position	$(92,752)	-	(92,752)	$-

Total	$(92,752)	-	(92,752)	$-

11. Other non-current liabilities:

Pensions in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2010	December 31, 2011
Pension benefit obligation	$602	$2,546

As of December 31, 2011 the Company has three pension benefit plans, out of a total eight, for 53 onshore employees managed and funded through Norwegian life insurance companies. The pension scheme is in compliance with the Norwegian law on required occupational pension.

The Company uses a January 1 measurement date for net periodic pension cost and a December 31 measurement date for benefit obligations and plan assets.

For defined benefit pension plans, the benefit obligation is the projected benefit obligation, the actuarial present value, as of the Company's December 31 measurement date, of all benefits attributed by the pension benefit formula to employee service rendered to that date. The amount for benefit to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of the average life of employees/survivors and average years of service rendered. It is measured based on assumptions concerning future interest rates and future employee compensation levels.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

11. Other non-current liabilities – (continued):

The following table presents the change in the projected benefit obligation for the years ended:

	2010	2011
Benefit obligation at January 1	$8,898	$8,097
Service cost for benefits earned	2,021	1,445
Interest cost	334	329
Settlement	(2,984)	-
Actuarial gains	149	539
Benefits paid	(72)	(87)
Payroll tax of employer contribution	(104)	(57)
Foreign currency exchange rate changes	(145)	(346)
Benefit obligation at end of year	$8,097	$9,920

The following table presents the change in the value of plan assets for the years ended December 31, 2010 and 2011 and the plans' funded status at December 31:

	2010	2011
Fair value of plan assets at January 1,	$9,286	$7,495
Expected return on plan assets	395	356
Actual return on plan assets	(760)	(604)
Employer contributions	741	406
Settlement	(1,986)	(87)
Foreign currency exchange rate changes	(181)	(192)

Fair value of plan assets at end of year	$7,495	$7,374
Unfunded status at end of year	$(602)	$(2,546)

Amounts included in Accumulated Other Comprehensive Income/(Loss) that have not yet been recognized in net periodic benefit cost are listed below:

	December 31,
	2009	2010	2011

Net actuarial loss	$2,622	$3,046	$2,104
Prior service cost	-	-	-
Defined benefit plan adjustment, net of tax of $0	$2,622	$3,046	$2,104

The accumulated benefit obligation for the pension plans represents the actuarial present value of benefit based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for the pension plans at December 31, 2009, 2010 and 2011 was $6,265, $2,995 and $7,037, respectively

The net periodic pension cost recognized in the consolidated statements of operations was $3,652, $2,008 and $1,534 for the years ended December 31, 2009, 2010 and 2011, respectively.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

11. Other non-current liabilities – (continued):

The following table presents the components of net periodic pension cost:

	Year ended December 31,
	2009	2010	2011

Expected return on plan assets	$(378)	$(395)	$(356)
Service cost	4,121	2,021	1,445
Interest cost	280	334	329
Amortization of actuarial loss	168	47	116
Settlement	(539)	1	-
Net periodic pension cost	$3,652	$2,008	$1,534

The table below presents the components of changes in Plan Assets and Benefit Obligations recognized in Other Comprehensive Income / (Loss):

	Year Ended December 31,
	2009	2010	2011

Net actuarial loss/(gain)	$(1,091)	$1,101	$234
Prior service cost (credit)	777	(1,020)	1,132
Amortization of actuarial loss	(256)	(506)	(424)
Total defined benefit plan adjustments net of tax $0	$(570)	$(425)	$942

The estimated net loss for pension benefits that will be amortized from Accumulated Other Comprehensive Income/(Loss) into the periodic benefit cost for the next fiscal year is $183.

Pension obligations are actuarially determined and are affected by assumptions including expected return on plan assets. As of December 31, 2011 contributions amounting to $405 in total, have been made to the defined benefit pension plan.

The Company evaluates assumptions regarding the estimated long-term rate of return on plan assets based on historical experience and future expectations on investment returns, which are calculated by an unaffiliated investment advisor utilizing the asset allocation classes held by the plan's portfolios. Changes in these and other assumptions used in the actuarial computations could impact the Company's projected benefit obligations, pension liabilities, pension cost and other comprehensive income.

The Company bases its determination of pension cost on a market-related valuation of assets that reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

11. Other non-current liabilities – (continued):

The following are the weighted–average assumptions used to determine net periodic pension cost:

	December 31,
	2009	2010	2011
Weighted average assumptions
Expected return on plan assets	5.70%	5.40%	4.10%
Discount rate	4.50%	4.00%	2.60%
Compensation increases	4.50%	4.00%	3.50%

The Company's investments are managed by the insurance company Storebrand by using models presenting many different asset allocation scenarios to assess the most appropriate target allocation to produce long-term gains without taking on undue risk. US GAAP standards require disclosures for financial assets and liabilities that are re-measured at fair value at least annually. The following table set forth the pension assets at fair value as of December 31, 2010 and 2011:

	December 31,
	2010	2011
Share and other equity investments	$1,214	$1,123
Bonds and other security – fixed yield	1,289	3,402
Bonds held to maturity	1,889	1,261
Properties and real estate	1,207	1,279
Money market	668	78
Other	1,228	231
Total plan net assets at fair value	$7,495	$7,374

The law requires a low risk profile; hence the majority of the funds are invested in government bonds and high-rated corporate bonds.

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Investments in securities not traded on a national securities exchange are valued using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.

Alternative investments, binding investment in private equity, private bonds, hedge funds, and real assets, do not have readily available marked values. These estimated fair values may differ significantly from the values that would have been used had a ready market for these investments existed, and such differences could be material. Private equity, private bonds, hedge funds and other investments not having an established market are valued at net assets values as determined by the investment managers, which management had determined approximates fair value. Investments in real assets funds are stated at the aggregate net asset value of the units of these funds, which management has determined approximate fair value. Real assets are valued at amounts based upon appraisal reports prepared by appraisals performed by the investment managers, which management has determined approximate fair value.

Purchases and sales of securities are recorded as of the trade date. Realized gains and losses on sales of securities are determined on the basis of average cost. Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

11. Other non-current liabilities – (continued):

The major categories of plan assets as a percentage of the fair value of plan assets are as follows:

	December 31,
	2010	2011
Shares and other equity instruments	16%	15%
Bonds	42%	64%
Properties and real estate	16%	17%
Other	26%	4%
Total	100%	100%

The US GAAP standards require disclosures for financial assets and liabilities that are re-measured at fair value at least annually. The US GAAP standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. Tiers include three levels which are explained below:

Level 1:
Financial instruments valued on the basis of quoted priced for identical assets in active markets. This category encompasses listed equities that over the previous six months have experienced a daily average turnover equivalent to approximately $ 3,462 or more. Based on this, the equities are regarded as sufficiently liquid to be encompassed by this level. Bonds, certificates or equivalent instruments issued by national governments are generally classified as level 1. In the case of derivatives, standardized equity-linked and interest rate futures will be encompassed by this level.

Level 2:
Financial instruments valued on the basis of observable market information not covered by level 1. This category encompasses financial instruments that are valued on the basis of market information that can be directly observable or indirectly observable. Market information that is indirectly observable means that prices can be derived from observable, related markets. Level 2 encompasses equities or equivalent equity instruments for which market prices are available, but where the turnover volume is too limited to meet the criteria in level 1. Equities on this level will normally have been traded during the last month. Bonds and equivalent instruments are generally classified as level 2. Interest rate and currency swaps, non-standardized interest rate and currency derivatives, and credit default swaps are also classified as level 2. Funds are generally classified as level 2, and encompass equity, interest rate, and hedge funds.

Level 3:
Financial instruments valued on the basis of information that is not observable pursuant to by level 2. Equities classified as level 3 encompass investments in primarily unlisted/private companies. These include investments in forestry, real estate and infrastructure. Private equity is generally classified as level 3 through direct investments or investments in funds. Asset backed securities (ABS), residential mortgage backed securities (RMBS) and commercial mortgage backed securities (CMBS) are classified as level 3 due to their generally limited liquidity and transparency in the market.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

11. Other non-current liabilities–(continued):

The following table sets forth by level, within the fair value hierarchy, the pension asset at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Equity securities:
US Equities	$658	-	-	$658
Non-US Equities	157	-	308	465
Fixed Income:
Government Bonds	2,891	549	-	3,440
Corporate Bonds	978	245	-	1,223
Alternative Investments:
Hedge funds and limited partnerships	-	231	-	231
Cash and cash equivalents	78	-	-	78
Real Estate	-	-	1,279	1,279
Net Plan Net Assets	$4,762	1,025	1,587	$7,374

The following table sets forth by level, within the fair value hierarchy, the pension asset at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Equity securities:
US Equities	$531	-	132	$663
Non-US Equities	551	-	-	551
Fixed Income:
Government Bonds	2,336	842	-	3,178
Corporate Bonds	982	-	-	982
Alternative Investments:
Hedge funds and limited partnerships	-	225	-	225
Cash and cash equivalents	668	-	-	668
Real Estate	-	-	1,206	1,206
Other	22	-	-	22
Net Plan Net Assets	$5,090	1,067	1,338	$7,495

The tables below set forth a summary of changes in the fair value of the pension assets level 3 investment assets for the years ended December 31, 2010 and 2011.

	Year ended December 31,
	2010	2011

Balance, beginning of year	$1,561	$1,338
Actual return on plan assets:
Assets still held at reporting date	74	177
Purchases, sales, issuances and settlements (net)	(297)	72
Net Plan Net Assets	$1,338	$1,587

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

11. Other non-current liabilities–(continued):

The following pension benefits contributions are expected to be paid by the Company during the years ending:

December 31, 2012	$64
December 31, 2013	89
December 31, 2014	127
December 31, 2015	127
December 31, 2016 - 2021	1,656

Total pension payments	$2,063

The Company's estimated employer contribution to the define benefit pension plan for the fiscal year 2012 is $986.

The Company has a defined contribution pension plan that includes 521 employees. The contribution to the defined contribution pension plan for the year 2011 was $3,738. The contribution to the defined contribution pension plan for the years 2010 and 2009 was $1,775 and $104 respectively.

12. Common Stock and Additional Paid-in Capital:

General
Prior to December 8, 2010, the Company's authorized capital stock consisted of 500 common shares, par value $20.00 per share. During December 2010, the Company adopted, amended and restated articles of incorporation pursuant to which its authorized capital stock consisted of 250,000,000 common shares, par value $0.01 per share; and (ii) declared and paid a stock dividend of 103,125,000 shares of its common stock to its sole shareholder, DryShips. On December 21, 2010 the Company completed through a private placement the sale of an aggregated of 28,571,428 common shares at $17.50 per share. The proceeds from the private placement net of directly attributable costs of $11,699 were $488,301. The stock dividend has been accounted for as a stock split. As a result, the Company reclassified approximately $1,021 from APIC to common stock, which represents the par value per share of the shares issued. All previously reported share and per share amounts have been restated to reflect the stock dividend.

On April 15, 2011, the Company's Special Meeting of Shareholders approved an increase in the Company's authorized share capital to 1,000,000,000 common shares, and 500,000,000 preferred shares.

On December 6, 2011, the Company announced that its board of directors had approved a repurchase program for up to a total of $500,000 million of the Company's common shares and 9.5% senior unsecured notes due 2016 (Note 9).  Company's common shares and unsecured notes may be purchased under the program from time to time through December 31, 2013.  As of December 31, 2011 the Company  had not purchased any common shares or unsecured notes under the program described above.

13. Accumulated other comprehensive loss:

The amounts in the accompanying balance sheets are analyzed as follows:

	December 31,
	2010	2011
Cash flows hedges unrealized loss	$(35,992)	$(22,904)
Cash flows hedges realized loss	(27,776)	(30,326)
Actuarial pension gain	$3,046	2,104
Total	(60,722)	$(51,126)

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

14.  Drilling rigs and drillships operating expenses:

The amounts of drilling rigs and drillships operating expenses in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2009	2010	2011
Crew wages and related costs	$76,957	$60,540	$147,331
Insurance	7,869	7,918	20,250
Repairs and maintenance	48,430	50,911	114,252
Total	$133,256	$119,369	$281,833

15. Interest and Finance Cost:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2009	2010	2011
Interest costs on long-term debt	$52,450	$30,749	$87,505
Amortization of financing fee	4,704	5,078	23,008
Amortization of unrealized hedge reserve (Note 10.1)	-	-	9,816
Capitalized borrowing costs	(24,457)	(35,780)	(57,761)
Bank charges	6,269	1,997	2,006
Commissions and commitment fees	7,154	6,374	4,408
Total	$46,120	$8,418	$68,982

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

16. Income Taxes:

Ocean Rig UDW operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which the Company operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

The components of the Company's income/(losses) before taxes are as follows:

	Year ended December 31,
	2009	2010	2011

Domestic income (Marshall Islands)	(370,007)	174,794	190,940
Foreign income	498,558	(19,597)	(68,214)
Total income before taxes	$128,551	$155,197	$122,726

The components of the Company's tax expense were as follows:

	Year Ended December 31,
	2009	2010	2011

Current Tax expense	$12,797	$20,227	$27,637
Deferred Tax expense / (benefit)	-	209	(209)
Income taxes	$12,797	$20,436	$27,428

Effective tax rate	10%	13%	21%

The current tax expense is mainly related to withholding tax based on total contract revenue or bareboat fees. In 2011 approx. 92% of the current tax expense was related to withholding tax in Ghana, Tanzania and Turkey. In 2010 approx. 95% of the current tax expense was related to withholding tax in Ghana and Turkey, while in 2009 approx. 89% of the current tax expense was related to withholding tax in Ghana.

Taxes have not been reflected in Other Comprehensive income since the valuation allowances would result in no recognition of deferred tax.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

16. Income Taxes-(continued):

Up to December 15, 2009, when a corporate reorganization occurred, Ocean Rig UDW's drilling operations were consolidated in Ocean Rig ASA, a company incorporated and domiciled in Norway. Subsequently, many of the activities and assets have moved to jurisdictions that do not have corporate taxation. As a result, net deferred tax assets were reversed in 2009. The net deferred tax assets of $91.6 million consisted of gross deferred tax assets of $105.1 million net of gross deferred tax liabilities of $13.5 million. However, a corresponding amount ($91.6 million) of valuation allowance was also reversed. As a result, there was no impact on deferred tax expense for the change of tax status of these entities in 2009.

	Year Ended December 31,
Reconciliation of total tax expense:	2009	2010	2011
Change in valuation allowance	$(93,358)	$(14,922)	$(41,870)
Differences in tax rates	138,865	14,177	(3,288)
Effect of permanent differences	21,317	40	2
Adjustments in respect to current income tax of previous years..	-	281	(766)
Effect of exchange rate differences	(65,472)	1,465	(3,318)
Withholding tax	11,445	19,395	26,132
Loss of tax loss carry forward because of liquidation	-	-	50,536
Total	$12,797	$20,436	$27,428

Ocean Rig UDW has for 2011 elected to use the statutory tax rate for each year based upon the location where the largest parts of its operations were domiciled. During 2010 and 2011, most of its activities were in Marshall Islands with tax rate of zero.

Ocean Rig UDW is subject to changes in tax laws, treaties, regulations and interpretations in and between the countries in which its subsidiaries operate. A material change in these tax laws, treaties, regulations and interpretations could result in a higher or lower effective tax rate on worldwide earnings.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

16. Income Taxes- (continued):

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities at the applicable tax rates in effect. The significant components of deferred tax assets and liabilities are as follow:

	Year ended December 31,
	2010	2011
Deferred tax assets
Net operations loss carry forward	$49,707	$8,015
Accrued expenses	944	-
Accelerated depreciation of assets	8	31
Pension	157	713
Total deferred tax assets	$50,816	$8,759

Less: valuation allowance	(50,630)	(8,759)
Total deferred tax assets, net	$186	$-

Deferred tax liabilities
Depreciation and amortization	$(395)	$-

Total deferred tax liabilities	$(395)	$-
The amounts above are reflected in the Consolidated Balance Sheet as follows:

Net deferred tax assets /(liability)	$(209)	$-

Long-term net deferred tax assets(liabilities)	$(209)	$-

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company provides a valuation allowance to offset deferred tax assets for net operating losses ("NOL") incurred during the year in certain jurisdictions and for other deferred tax assets where, in the Company's opinion, it is more likely than not that the financial statement benefit of these losses will not be realized. The Company provides a valuation allowance for foreign tax loss carry forward to reflect the possible expiration of these benefits prior to their utilization. As of December 31, 2011, the valuation allowance for deferred tax assets is reduced from $50,630 in 2010 to $8,759 in 2011 reflecting a reduction in net deferred tax assets during the period. The decrease is primarily a result of the reduction of deferred tax asset due to utilization or loss of tax loss carry forwards in Norway and in Cyprus in 2011.

As of December 31, 2011 the net operating losses on a gross basis are $25,594 and are mainly related to losses in Norway, Brazil and Greenland. These losses are available indefinitely for offset against future taxable profits of the company in which the losses arose.

The Company's income tax returns are subject to review and examination in the various jurisdictions in which the Company operates. Currently one tax audit is open. The Company may contest any tax assessment that deviates from its tax filing. However, this review is not expected to incur any tax payables and uncertain tax positions are regarded as immaterial.

Our tax returns in the major jurisdictions in which we operate are generally subject to examination for periods ranging from three to six years.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

16. Income Taxes-(continued):

The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense. During the year ended December 31, 2009, 2010 and 2011, the company had no unrecognized tax benefits and did not incur any interest or penalties.

Ocean Rig UDW, and/or one of its subsidiaries, filed federal and local tax returns in several jurisdictions throughout the world. The amount of current tax benefit recognized during the years ended December 31, 2010 and 2011 from the settlement of disputes with tax authorities and the expiration of statute of limitations was insignificant. All earnings in foreign jurisdictions are permanently reinvested as the earnings are needed for working capital needs. Hence, no deferred tax liability has been recognized.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

17.  Geographic information for offshore drilling operations

The revenue shown in the table below is based upon the location where the drilling takes place:

Country	2009	2010	2011

Ghana	$230,815	$227,649	$230,018
Turkey	-	176,228	50,183
Norway	123,306	(715)	-
Brazil	-	-	(617)
UK	19,404	-	-
Greenland	-	-	253,125
Ivory Coast	-	-	89,686
Tanzania	-	-	78,424
Total leasing and service revenues	$373,525	$403,162	$700,819

The drilling units Leiv Eiriksson, Eirik Raude, Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Mykonos constitute the Company's long lived assets.

18. Commitments and Contingencies
18.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the drilling business.

The Company has obtained insurance for the assessed market value of the rigs and drillships. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company's loss of hire insurance coverage does not protect against loss of income from day one, but is effective after 45 days' off-hire. The occurrence of casualty or loss, against which the Company is not fully insured, could have a material adverse effect on the Company's results of operations and financial condition. The insurance covers approximately one year for the loss of hire.

As part of the normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled though negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

The Company's drilling rig, Leiv Eiriksson, operated in Angola during the period from 2002 to 2007. The Company's manager in Angola during this period has made a legal claim for reimbursement of import/export duties for two export/importation events in the period from 2002 to 2007 retroactively levied by the Angolan government. The Court set a date of March 16, 2012 for a conference of the parties with the Court to determine the course of the proceedings. As Ocean Rig UDW has formally disputed all claims in relation to the potential duties, no provision has been made. The maximum amount of loss is estimated to be approximately $9 million in addition to interest, fees and costs.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

18. Commitments and Contingencies–(continued):
18.1 Legal proceedings–(continued)

On October 13, 2011, a putative shareholder class action lawsuit entitled Litwin v. OceanFreight, Inc. et. al. was filed in the United States District Court for the Southern District of New York (the "S.D.N.Y") against OceanFreight, the Company, Dryships Inc, Pelican Stockholdings Inc. ("Pelican") and the directors of OceanFreight (collectively, the "Defendants"). The plaintiff alleges violations of Commission proxy rules and breach of fiduciary duties by the directors of the OceanFreight, purportedly aided and abetted by the other Defendants, in connection with OceanFreight's agreement to merge with Pelican, a wholly-owned subsidiary of DryShips. The complaint set out various alternatives remedies, including an injunction barring the merger, rescission, and /or actual and punitive damages. The plaintiff made a motion for a temporary restraining order and preliminary injunction to delay the merger, which was denied on November 2, 2011. On or about January 10, 2012, the plaintiff filed a formal Notice of Voluntary Dismissal of her action on this matter. The Company deems this case formally closed.

Except for the matters discussed above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

18.2 Purchase obligations:

The following table sets forth the Company's contractual purchase obligations as of December 31, 2011.

	2012	2013	2014	Total
Drillships shipbuilding contracts	-	1,096,826	-	1,096,826
Total obligations	-	1,096,826	-	1,096,826

18.3 Rental payments

Ocean Rig AS entered into two new three year office lease agreements with an unrelated party which commenced on September 1, 2011 and October 1, 2011. These leases include an option for an additional two and three year term, which must be exercised at least six months prior to the end of the term of the contracts which expire in September and October 2014. The Company also entered into a three-year office lease with a third party in Nicosia, Cyprus which commenced on September 1, 2010 and expires in 2014. The lease agreements relating to office space are considered to be operational lease contracts. As of December 31, 2011, the future obligations amount to $1,241 for the twelve months ending December 31, 2012, $1,241 for twelve months ending December 31, 2013 and $895 for twelve months ending December 31, 2014.

19. Subsequent Events:

19.1 On January 23, 2012 the Company announced that it has signed a new drilling contract for its semisubmersible drilling rig Eirik Raude with an independent operator, for work offshore West Africa. The maximum total revenue backlog, to complete the 3 well program is estimated at $52 million for a period of 60 days. The new contract will commence in direct continuation after the completion of the existing Eirik Raude contract. The operator has an option to drill one additional well for an estimated duration of 20 days.

19.2 On February 2 and 9, 2012, the Company entered into two interest rate swaps agreements for a total notional amount of $700.0 million maturing on April 2016. These agreements were entered into in order to hedge the Company's exposure to interest rate fluctuation by fixing interest rates at 0.8925% up to April 2016.

19.3 On February 6, 2012 the Company announced that it has signed a new drilling contract for its semisubmersible drilling rig Leiv Eiriksson with a consortium coordinated by RigManagement Norway for drilling in the Norwegian Continental Shelf. The maximum total revenue backlog is estimated at $653 million for a minimum period of 1070 days. The new contract is a well-based contract for 15 wells and is scheduled to commence in the fourth quarter of 2012 or the first quarter of 2013.The contract includes three options of 6 wells each that have to be exercised well in advance of the expiry of the firm period.

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Balance Sheets
December 31, 2010 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2010	2011

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$51,290	$1,303
Restricted cash	302,011	-
Other current assets	3,331	17,021

Total current assets	356,632	18,324

NON-CURRENT ASSETS:
Drillships options	99,024	24,756
Due from subsidiaries	334,996	379,134
Investments in subsidiaries*	2,391,893	3,090,767

Total non-current assets	2,825,913	3,494,657

Total assets	$3,182,545	$3,512,981

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term debt	$300,000	$-
Other current liabilities	1,463	24,826

Total current liabilities	301,463	24,826

NON-CURRENT LIABILITIES
Long term debt, net of current portion	-	489,699

Total non-current liabilities	-	489,699

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; nil and 500,000,000 shares authorized at December 31, 2010 and 2011, nil issued and outstanding at December 31, 2010 and 2011, respectively	-	-
Common stock, $0,01par value; 250,000,000 and 1,000,000,000 shares authorized, at December 31, 2010 and 2011, 131,696,928 issued and outstanding at December 31, 2010 and 2011 respectively	1,317	1,317
Additional paid-in capital	3,457,444	3,469,924
Accumulated other comprehensive income	(60,722)	(51,126)
Accumulated deficit	(516,957)	(421,659)

Total stockholders' equity	2,881,082	2,998,456

Total liabilities and stockholders' equity	$3,182,545	$3,512,981

*	Eliminated in consolidation

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Statements of Operations
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2009	2010	2011
EXPENSES:

General and administrative expenses	$525	$2,456	$8,591

Operating loss	525	2,456	8,591

OTHER INCOME / (EXPENSES):
Interest and finance costs	-	(326)	(57,649)
Interest income	-	4,202	40,611
Other, net	1	37	1,068

Total other (expenses), net	1	3,913	(15,970)

Equity in earnings of subsidiaries*	116,278	133,304	119,859

Net income	$115,754	$134,761	$95,298

Earnings per common share, basic and diluted	1.12	1.30	0.72

Weighted average number of shares, basic and diluted	103,125,500	103,908,279	131,696,928

* Eliminated in consolidation

Schedule I- Condensed Financial Information of Dryships Inc. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of U.S. Dollars)

	2009	2010	2011

Net Cash Used in Operating Activities	$(227)	$(753)	$(13,654)

Cash Flows from Investing Activities:
Investments in subsidiaries	(753,375)	(583,498)	(495,151)
Drillships options	-	(99,024)	-
Restricted cash	-	(302,011)	302,011

Net Cash Used in Investing Activities	(753,375)	(984,533)	(193,140)

Cash Flows from Financing Activities:
Due to subsidiaries	227	(335,223)	(44,138)
Capital contribution from Dryships	753,375	583,498	12,480
Net proceeds from common stock issuance	-	488,301	-
Proceeds from credit facility	-	300,000	500,000
Payments of credit facility	-	-	(300,000)
Payment of financing fees	-	-	(11,535)

Net Cash Provided by Financing Activities	753,602	1,036,576	156,807

Net (decrease) / increase in cash and cash equivalents	-	51,290	(49,987)

Cash and cash equivalents at beginning of year	-	-	51,290

Cash and cash equivalents at end of year	$-	$51,290	$1,303

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)

In the condensed financial information of the Parent Company, the Parent Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company, during the years ended December 31, 2009, 2010 and 2011, did not receive cash dividends from its subsidiaries.

There are no legal or regulatory restrictions on the Parent Company's ability to obtain funds from its subsidiaries through dividends, loans or advances sufficient to satisfy the obligations discussed below that are due on or before December 31, 2012.

The Parent Company is the borrower under the HSH facility bank loan agreements and guarantor under the remaining loans outstanding at December 31, 2010 and 2011.

On December 28, 2010 the Parent Company concluded a $300,000 loan facility to be repaid during 2011. The loan was fully drawn on December 28, 2010 and fully repaid on January 3, 2011.

On April 27, 2011, the Parent Company issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016. The Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Parent Company is guarantor on the two $495,000 facilities and the $800,000 facility described on Note 9 "Long-term Debt" to the consolidated financial statements for further information. As of December 31, 2011 the amount outstanding related to these three facilities amounted to $1,756,667 in aggregate.

As of December 31, 2011, the Parent Company was in compliance with the original covenants, had waivers that supplemented the original covenants or had the ability to remedy breaches of financial covenants. See Note 9 "Long-term Debt" to the consolidated financial statements for further information.

The condensed financial information of the Parent Company should be read in conjunction with the Company's consolidated financial statements.