Form 20-F
period 2012-12-31
Ocean Rig UDW Inc.
filed 2013-03-22
CIK 1447382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2012, there were 131,725,128 shares of the registrant's common stock, $0.01 par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒ Yes  ☐ No

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

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

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

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish the expectations, beliefs or projections described in the forward-looking statements contained in this annual report.

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

•
customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig and drillship mobilizations, performance provisions, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;

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

•	continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future;

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

We caution readers of this annual report not to place undue reliance on these forward-looking statements.

All forward-looking statements made in this annual report are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this annual report, and we expressly disclaim any obligation to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, changes in future operating results over time or otherwise.

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

Item 3.                   Key Information

A.            Selected Historical Consolidated Financial Data

The following table sets forth our selected historical consolidated financial and other data, at the dates and for the periods indicated. We were incorporated on December 10, 2007 under the name Primelead Shareholders Inc.. Primelead Shareholders Inc. was formed for the purposes of acquiring the shares of our predecessor, Ocean Rig ASA, which was incorporated in September 1996 under the laws of Norway. We acquired control of Ocean Rig ASA on May 14, 2008. The selected historical consolidated financial data as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 is derived from the audited financial statements and related notes of Ocean Rig UDW Inc. and its subsidiaries ("successor") appearing elsewhere in this annual report.

The selected historical consolidated financial data as of December 31, 2009 and 2008 and for the year ended December 31, 2008 are derived from the successor audited financial statements and related notes not included in this annual report. The selected historical consolidated financial and other data of Ocean Rig ASA and its subsidiaries ("predecessor") as of and for the period from January 1 to May 14, 2008 is derived from the audited financial statements of Ocean Rig ASA not included in this annual report.

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

	Ocean Rig ASA (predecessor)	Ocean Rig UDW Inc. (successor)
(U.S. Dollars in	As of May 14,	Year Ended December 31,
thousands)	2008	2008	2009	2010	2011	2012
Income statement data:

Total revenues	99,172	218,663	388,122	405,712	699,649	941,903
Drilling rigs and drillships operating expenses	48,144	86,229	133,256	119,369	281,833	563,583
Goodwill impairment	-	761,729	-	-	-	-
Loss on disposals	-	-	-	1,458	754	133
Depreciation and amortization	19,367	45,432	75,348	75,092	162,532	224,479
Legal settlements and other, net	-	-	-	-	-	4,524
General and administrative expenses	12,140	15,052	20,423	20,566	46,718	83,647
Total operating expenses	79,651	908,442	229,027	216,485	491,837	876,366

Operating income/(loss)	19,521	(689,779)	159,095	189,227	207,812	65,537
Interest and finance costs	(41,661)	(71,692)	(46,120)	(8,418)	(63,752)	(116,427)
Interest income	381	3,033	6,259	12,464	9,810	553
Gain/(loss) on interest rate swaps	-	-	4,826	(40,303)	(33,455)	(36,974)
Other income/(expense)	-	(1,710)	4,491	2,227	2,311	(1,068)
Total finance expenses, net	(41,280)	(70,369)	(30,544)	(34,030)	(85,086)	(153,916)

Income/(loss) before income taxes	(21,759)	(760,148)	128,551	155,197	122,726	(88,379)
Income/(loss) taxes	(1,637)	(2,844)	(12,797)	(20,436)	(27,428)	(43,957)
Equity in income/(loss) of investee	-	(1,055)	-	-	-	-
Net income/(loss)	(23,396)	(764,047)	115,754	134,761	95,298	(132,336)
Less: Net income attributable to non controlling interest	-	(1,800)	-	-	-	-
Net income/(loss)	(23,396)	$(765,847)	$115,754	$134,761	$95,298	$(132,336)
Earnings/ (loss) per common share, basic and diluted	(0.14)	$(7.43)	$1.12	$1.30	$0.72	$(1.00)
Weighted average number of common shares, basic and diluted	162,171,380	103,125,000	103,125,000	103,908,279	131,696,928	131,696,935

	Ocean Rig ASA (predecessor)	Ocean Rig UDW Inc. (successor)
(U.S. Dollars in	As of May 14,	As of December 31,
thousands)	2008	2008	2009	2010	2011	2012
Balance sheet data:
Cash and cash equivalents	-	272,940	234,195	95,707	250,878	317,366
Other current assets	96,471	93,379	324,363	576,299	245,531	279,768
Total current assets	96,471	366,319	558,558	672,006	496,409	597,134
Drilling rigs, drillships, machinery and equipment, net	1,132,867	1,377,359	1,317,607	1,249,333	4,538,838	4,399,462
Intangible assets, net	-	13,391	11,948	10,506	9,062	7,619
Other non current assets	-	3,612	43,480	523,363	216,121	228,074
Advances for rigs and drillships under construction	-	-	1,178,392	1,888,490	754,925	992,825
Total assets	1,229,338	1,760,681	3,109,985	4,343,698	6,015,355	6,225,114
Current liabilities, including current portion of long term debt	538,679	885,039	682,287	667,918	427,557	505,665
Total long term debt, excluding current portion	281,307	788,314	662,362	696,986	2,525,599	2,683,630
Other non current liabilities	2,470	63,697	64,219	97,712	63,743	127,304
Total liabilities	822,456	1,737,050	1,408,868	1,462,616	3,016,899	3,316,599
Stockholders' equity	406,882	23,631	1,701,117	2,881,082	2,998,456	2,908,515
Total liabilities and stockholders' equity	$1,229,338	$1,760,681	$3,109,985	$4,343,698	6,015,355	$6,225,114

	Ocean Rig ASA (predecessor)	Ocean Rig UDW Inc. (successor)
(U.S. Dollars in	January 1,	Year Ended December 31,
thousands, except	2008 to May
for operating data)	14, 2008	2008	2009	2010	2011	2012
Cash flow data:
Net cash provided by / (used in):
Operating activities	$(29,089)	$21,119	$211,075	$221,798	$270,662	$278,303
Investing activities	(10,463)	(1,020,673)	(146,779)	(1,441,347)	(1,561,501)	(320,469)
Financing activities	8,550	1,257,390	(103,041)	1,081,061	1,446,010	108,654
Other financial data
EBITDA (1)	38,888	(648,912)	243,760	226,243	339,200	251,974
Cash paid for interest	22,628	23,103	51,093	43,203	32,164	73,219
Capital expenditures	(10,463)	(16,584)	(14,152)	(6,834)	(78,480)	(97,869)
Payments for drillships under construction	-	-	(130,832)	(705,022)	(1,864,862)	(212,185)
Operating data, when on hire
Operating units	2	2	2	2	6	6
______________________
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

	Ocean Rig ASA (predecessor)	Ocean Rig UDW Inc. (successor)
	January 1,
(U.S. Dollars in	2008 to May	Year Ended December 31,
thousands)	14, 2008	2008	2009	2010	2011	2012
EBITDA reconciliation
Net income / (loss)	(23,396)	$(765,847)	$115,754	$134,761	$95,298	(132,336)
Add: Depreciation and amortization	19,367	45,432	75,348	75,092	162,532	224,479
Add: Net interest expense / income	41,280	68,659	39,861	(4,046)	53,942	115,874
Add: Income taxes	1,637	2,844	12,797	20,436	27,428	43,957
EBITDA	38,888	$(648,912)	$243,760	$226,243	$339,200	251,974

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

The offshore contract drilling industry is cyclical and volatile. Our business depends on the level of activity in oil and gas exploration, development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect customers' drilling programs. Oil and gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for drilling units.

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

Although there are signs that the economic recession has abated in many countries, there is still considerable instability in the world economy, due in part to uncertainty related to continuing discussions in the United States regarding the federal debt ceiling and in the economies of Eurozone countries, such as Greece, Spain, Portugal, Ireland and Italy, where a new economic downturn has introduced further volatility in the global markets. Further decrease in global economic activity would likely reduce worldwide demand for energy and result in an extended period of lower crude oil and natural gas prices. In addition, continued hostilities and insurrections in the Middle East and North Africa and the occurrence or threat of terrorist attacks against the United States or other countries could adversely affect the economies of the United States and of other countries. Any prolonged reduction in crude oil and natural gas prices would depress the levels of exploration, development and production activity. Moreover, even during periods of high commodity prices, customers may cancel or curtail their drilling programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons, including their lack of success in exploration efforts. These factors could cause our revenues and margins to decline, decrease daily rates and utilization of our drilling units and limit our future growth prospects. Any significant decrease in daily rates or utilization of our drilling units could materially reduce our revenues and profitability. In addition, any instability in the financial and insurance markets, as experienced in the recent financial and credit crisis, could make it more difficult for us to access capital and to obtain insurance coverage that we consider adequate or is otherwise required by our drilling contracts.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms, which may hinder or prevent us from expanding our business.

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

Many of our competitors are significantly larger than we are and have more diverse drilling assets and significantly greater financial and other resources than we have. In addition, because of our relatively small fleet, we may be unable to take advantage of economies of scale to the same extent as some of our larger competitors. Given the high capital requirements that are inherent in the offshore drilling industry, we may also be unable to invest in new technologies or expand in the future as may be necessary for us to succeed in this industry, while our larger competitors with superior financial resources, and in many cases less leverage than we have, may be able to respond more rapidly to changing market demands and compete more efficiently on price for drillship and drilling rig employment. We may not be able to maintain our competitive position, and we believe that competition for contracts will continue to be intense in the future. Our inability to compete successfully may reduce our revenues and profitability.

An over-supply of drilling units may lead to a reduction in dayrates and therefore may materially impact our profitability.

During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling units by ordering the construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and dayrates when the drilling units enter the market, sometimes for extended periods of time until the units have been absorbed into the active fleet. According to industry sources, the worldwide fleet of ultra-deepwater drilling units as of February 2013 consisted of 121 units, comprised of 59 semi-submersible rigs and 62 drillships. An additional 14 semi-submersible rigs and 71 drillships were under construction or on order as of February 2013, which would bring the total fleet to 206 drilling units by the end of 2020. A relatively large number of the drilling units currently under construction have been contracted for future work, which may intensify price competition as scheduled delivery dates occur. The entry into service of these new, upgraded or reactivated drilling units will increase supply and has already led to a reduction in dayrates as drilling units are absorbed into the active fleet. In addition, the new construction of high-specification drilling units, as well as changes in our competitors' drilling unit fleets, could require us to make material additional capital investments to keep our fleet competitive. Lower utilization and dayrates could adversely affect our revenues and profitability. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on our drilling units if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable.

Consolidation of suppliers may increase the cost of obtaining supplies, which may have a material adverse effect on our results of operations and financial condition.

We rely on certain third parties to provide supplies and services necessary for our operations, including, but not limited to, drilling equipment suppliers and catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services, thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time, or at all. These cost increases, delays or unavailability could have a material adverse effect on our results of operations and result in drilling unit downtime and delays in the repair and maintenance of our drilling units.

Our international operations involve additional risks, which could adversely affect our business.

We operate in various regions throughout the world. Our drilling rig, the Leiv Eiriksson, is currently undergoing equipment and winterization upgrades and is expected to commence drilling operations on the Norwegian Continental Shelf on or prior to April 15, 2013, our drilling rig, the Eirik Raude, is mobilizing from offshore West Africa to offshore Ireland, where it is expected to commence drilling operations, our drillships, the Ocean Rig Corcovado and the Ocean Rig Mykonos, are operating offshore Brazil and our drillships, the Ocean Rig Olympia and the Ocean Rig Poseidon, are operating offshore Ivory Coast and Tanzania, respectively.

In the past, the Eirik Raude has operated in the Gulf of Mexico and offshore Canada, Norway, the United Kingdom, Ghana and the Ivory Coast, while the Leiv Eiriksson has operated offshore Greenland, West Africa, Turkey, Ireland, west of the Shetland Islands, the Falkland Islands and in the North Sea, and the Ocean Rig Corcovado and the Ocean Rig Olympia have operated offshore Greenland and West Africa, respectively. As a result of our international operations, we may be exposed to political and other uncertainties, including risks of:

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

Our operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions and pollution, including spills similar to the events on April 20, 2010 related to the Deepwater Horizon, in which we were not involved. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, personnel shortages or failure of subcontractors to perform or supply goods or services.

Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations, leaks and blowouts or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and gas companies. Our insurance policies and contractual indemnity rights with our customers may not adequately cover losses, and we do not have insurance coverage or rights to indemnity for all the risks to which we are exposed. Consistent with standard industry practice, our customers generally assume, and indemnify us against, well control and subsurface risks under dayrate drilling contracts, including pollution damage in connection with reservoir fluids stemming from operations under the contract, damage to the well or reservoir, loss of subsurface oil and gas and the cost of bringing the well under control. We generally indemnify our customers against pollution from substances in our control that originate from the drilling unit (e.g., diesel used onboard the unit or other fluids stored onboard the unit and above the water surface). However, our drilling contracts are individually negotiated, and the degree of indemnification we receive from the customer against the liabilities discussed above can vary from contract to contract, based on market conditions and customer requirements existing when the contract was negotiated. Notwithstanding a contractual indemnity from a customer, there can be no assurance that our customers will be financially able to indemnify us or will otherwise honor their contractual indemnity obligations. We maintain insurance coverage for property damage, occupational injury and illness, and general and marine third-party liabilities. However, pollution and environmental risks generally are not totally insurable. Furthermore, we have no insurance coverage for named storms in the Gulf of Mexico and while trading within war risks excluded areas.

The Deepwater Horizon oil spill in the Gulf of Mexico may result in more stringent laws and regulations governing deepwater drilling, which could have a material adverse effect on our business, operating results or financial condition.

On April 20, 2010, there was an explosion and a related fire on the Deepwater Horizon, an ultra-deepwater semi-submersible drilling unit that is not connected to us, while it was servicing the Macondo well in the Gulf of Mexico. This catastrophic event resulted in the death of 11 workers and the total loss of that drilling unit, as well as the release of large amounts of oil into the Gulf of Mexico, severely impacting the environment and the region's key industries. This event is being investigated by several federal agencies, including the U.S. Department of Justice, and by the U.S. Congress, and is also the subject of numerous lawsuits. On January 11, 2011, the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling released its final report, with recommendations for new regulations.

We do not currently operate our drilling units in these regions, but we may do so in the future. In any event, changes to leasing and drilling activity requirements as a result of the Deepwater Horizon incident could have a substantial impact on the offshore oil and gas industry worldwide. All drilling activity in the U.S. Gulf of Mexico must be in compliance with enhanced safety requirements contained in Notices to Lessees 2010-N05 and 2010 N-06. Effective October 22, 2012 all drilling in the U.S. Gulf of Mexico must also comply with the Final Drilling Safety Rule as adopted on August 15, 2012, which enhances safety measures for energy development on the outer continental shelf. All drilling must also comply with the Workplace Safety Rule on Safety and Environmental Management Systems. We continue to evaluate these requirements to ensure that our rigs and equipment are in full compliance, where applicable. Additional requirements could be forthcoming based on further recommendations by regulatory agencies investigating the Macondo well incident.

We are not able to predict the extent of future leasing plans or the likelihood, nature or extent of additional rulemaking. Nor are we able to predict when the Bureau of Ocean Energy Management (BOEM) will enter into leases with our customers or when the Bureau of Safety and Environmental Enforcement (BSEE) will issue drilling permits to our customers. We are not able to predict the future impact of these events on our operations. The current and future regulatory environment in the Gulf of Mexico could impact the demand for drilling units in the Gulf of Mexico in terms of overall number of rigs in operations and the technical specification required for offshore rigs to operate in the Gulf of Mexico. It is possible that short-term potential migration of rigs from the Gulf of Mexico could adversely impact dayrates levels and fleet utilization in other regions. In addition, insurance costs across the industry have increased as a result of the Macondo well incident and certain insurance coverage has become more costly, less available, and not available at all from certain insurance companies.

Our insurance coverage may not adequately protect us from certain operational risks inherent in the drilling industry.

Our insurance is intended to cover normal risks in our current operations, including insurance against property damage, occupational injury and illness, loss of hire, certain war risks and third-party liability, including pollution liability. For example, the amount of risk we are subject to might increase regarding occupational injuries because on January 12, 2012, the U.S. Supreme Court ruled that the U.S. Outer Continental Shelf Lands Act could cover occupational injuries.

Insurance coverage may not, under certain circumstances, be available, and if available, may not provide sufficient funds to protect us from all losses and liabilities that could result from our operations. We have also obtained loss of hire insurance which becomes effective after 45 days of downtime with coverage that extends for approximately one year. This loss of hire insurance is recoverable only if there is physical damage to the rig or equipment which is caused by a peril against which we are insured. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our gross negligence. Moreover, our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $10,000 per event and $250,000 for protection and indemnity claims brought before any U.S. jurisdiction. The deductible for collision liability claims is $50,000. Our aggregate recovery limit is $500.0 million for all claims arising out of any event covered by our protection and indemnity insurance. Our deductible is $1.5 million per hull and machinery insurance claim. In addition, insurance policies covering physical damage claims due to a named windstorm in the Gulf of Mexico generally impose strict recovery limits. Our insurance coverage may not protect fully against losses resulting from a required cessation of drilling unit operations for environmental or other reasons. Insurance may not be available to us at all or on terms acceptable to us, we may not maintain insurance or, if we are so insured, our policy may not be adequate to cover our loss or liability in all cases. The occurrence of a casualty, loss or liability against, which we may not be fully insured against, could significantly reduce our revenues, make it financially impossible for us to obtain a replacement drilling unit or to repair a damaged drilling unit, cause us to pay fines or damages which are generally not insurable and that may have priority over the payment obligations under our indebtedness or otherwise impair our ability to meet our obligations under our indebtedness and to operate profitably.

If we enter into drilling contracts or engage in certain other activities with countries or government-controlled entities or customers associated with countries that are subject to restrictions imposed by the U.S. government, or engage in certain other activities, including entering into drilling contracts with individuals or entities in such countries that are not controlled by their governments or engaging in operations associated with such countries or entities pursuant to contracts with third parties unrelated to those countries or entities, our ability to conduct our business and access U.S. capital markets and our reputation and the market for our securities could be adversely affected.

Although none of our drilling units have operated in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, including Cuba, Iran, Sudan and Syria, in the future our drilling units may operate in these countries from time to time on our customers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our customers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our drilling units, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into drilling contracts with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

The instability of the euro or the inability of Eurozone countries to refinance their debts could have a material adverse effect on our ability to fund our future capital expenditures or refinance our debt.

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

Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could make it difficult for current or potential lenders in the Eurozone to provide new loan facilities we may need to fund our future capital expenditures.

Governmental laws and regulations, including environmental laws and regulations, may add to our costs or limit our drilling activity.

Our business is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where we operate. The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. We may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity. Our ability to compete in international contract drilling markets may be limited by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. Offshore drilling in certain areas has been curtailed and, in certain cases, prohibited because of concerns over protection of the environment. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

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

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our drilling units. These requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships, or MARPOL, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, European Union regulations, and Brazil's National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law (9966/2000) relating to pollution in Brazilian waters.

Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. Moreover, the manner in which these laws are enforced and interpreted is constantly evolving. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents and our insurance may not be sufficient to cover all such risks. As a result, claims against us could result in a material adverse effect on our business, results of operations, cash flows and financial condition.

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

Currently, emissions of greenhouse gases from ships involved in international transport are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, all ships (including rigs and drillships) must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. All ships are required to follow the Ship Energy Efficiency Management Plans. Now the minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, applies to all new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

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

Acts of terrorism and political and social unrest, brought about by world political events or otherwise, have caused instability in the world's financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. In addition, acts of terrorism and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services and result in lower dayrates. Insurance premiums could increase and coverage may be unavailable in the future. U.S. government regulations may effectively preclude us from actively engaging in business activities in certain countries. These regulations could be amended to cover countries where we currently operate or where we may wish to operate in the future. Increased insurance costs or increased cost of compliance with applicable regulations may have a material adverse effect on our results of operations.

Military action, other armed conflicts, or terrorist attacks have caused significant increases in political and economic instability in geographic regions where we operate and where our newbuilding drillships are being constructed.

Military tension involving North and South Korea, the Middle East, Africa and other attacks, threats of attacks, terrorism and unrest, have caused instability or uncertainty in the world's financial and commercial markets and have significantly increased political and economic instability in some of the geographic areas where we operate and where we have contracted with Samsung Heavy Industries Co. Ltd., or Samsung, to build our four newbuilding drillships. Acts of terrorism and armed conflicts or threats of armed conflicts in these locations could limit or disrupt our operations, including disruptions resulting from the cancellation of contracts or the loss of personnel or assets. In addition, any possible reprisals as a consequence of ongoing military action in the Middle East, such as acts of terrorism in the United States or elsewhere, could materially and adversely affect us in ways we cannot predict at this time.

Acts of piracy have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, off the coast of West Africa and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. If these piracy attacks result in regions in which our drilling units are deployed being characterized as "war risk" zones by insurers, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our drilling units, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

The U.S. government recently imposed legislation concerning the deteriorating situation in Somalia, including acts of piracy offshore Somalia. On April 13, 2010, the President of the United States issued an Executive Order, which we refer to as the Order, prohibiting, among other things, the payment of monies to or for the benefit of individuals and entities on the list of Specially Designated Nationals, or SDNs, published by U.S. Department of the Treasury's Office of Foreign Assets Control. Certain individuals associated with piracy offshore Somalia are currently designated persons under the SDN list. The Order is applicable only to payments by U.S. persons and not by foreign entities, such as Ocean Rig UDW Inc. Notwithstanding this fact, it is possible that the Order, and the regulations promulgated thereunder, may affect foreign private issuers to the extent that such foreign private issuers provide monies, such as ransom payments to secure the release of crews and ships in the event of detention hijackings, to any SDN for which they seek reimbursement from a U.S. insurance carrier. While additional regulations relating to the Order may be promulgated by the U.S. government in the future, we cannot predict what effect these regulations may have on our operations.

Hurricanes may impact our ability to operate our drilling units in the Gulf of Mexico or other U.S. coastal waters, which could reduce our revenues and profitability.

Hurricanes Ivan, Katrina, Rita, Gustav and Ike caused damage to a number of drilling units unaffiliated with us in the U.S. Gulf of Mexico. Drilling units that moved off their locations during the hurricanes damaged platforms, pipelines, wellheads and other drilling units. BOEM and the BSEE, the U.S. organizations that issue a significant number of relevant guidelines for the drilling units' activities, have in place until November 1, 2014 guidelines for tie-downs on drilling units and permanent equipment and facilities attached to outer continental shelf production platforms, and moored drilling unit fitness. These guidelines effectively impose requirements on the offshore oil and natural gas industry in an attempt to increase the likelihood of survival of offshore drilling units during a hurricane. The guidelines also provide for enhanced information and data requirements from oil and natural gas companies that operate properties in the Gulf of Mexico region of the Outer Continental Shelf. BOEM and BSEE may issue similar guidelines for future hurricane seasons and may take other steps that could increase the cost of operations or reduce the area of operations for our ultra-deepwater drilling units, thereby reducing their marketability. Implementation of new guidelines or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs and limit the operational capabilities of our drilling units. Our drilling units do not currently operate in the Gulf of Mexico or other U.S. coastal waters but may do so in the future.

Any failure to comply with the complex laws and regulations governing international trade could adversely affect our operations.

The shipment of goods, services and technology across international borders subjects us to extensive trade laws and regulations. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities.

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

Risks Relating to Our Company

We have substantial indebtedness, and may incur substantial additional indebtedness, which could adversely affect our financial health.

As of December 31, 2012, on a consolidated basis, we had $2.9 billion in aggregate principal amount of indebtedness outstanding and $0 in additional credit available to us under our secured credit facilities. In February 2013, we entered into a $1.35 billion secured term loan facility to partially finance the construction of three of our four ultra-deepwater seventh generation drillships under construction, referred to as our seventh generation drillships, scheduled for delivery in July 2013, October 2013 and November 2013, under which we had $1.35 billion in available borrowing capacity as of the date of this annual report.  Our substantial indebtedness could have significant adverse consequences for an investment in us and on our business and future prospects, including the following:

•
we may not be able to satisfy our financial obligations under our indebtedness and our contractual and commercial commitments, which may result in possible defaults on and acceleration of such indebtedness;

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

•	our ability to refinance indebtedness may be limited or the associated costs may increase;

•	less leveraged competitors could have a competitive advantage because they have lower debt service requirements and, as a result, we may not be better positioned to withstand economic downturns;

•
we may be less able to take advantage of significant business opportunities and to react to changes in market or industry conditions than our competitors and our management's discretion in operating our business may be limited; and

•
we may be unable to raise the funds necessary to repurchase the 6.50% senior secured notes due 2017, or our Senior Secured Notes, issued by Drill Rigs Holdings Inc., our wholly-owned subsidiary, or Drill Rigs Holdings, in September 2012 tendered to Drill Rigs Holdings if there is a change of control or event of loss or in connection with an asset sale offer, which would constitute a default under the indenture governing the Senior Secured Notes.

Each of these factors may have a material and adverse effect on our financial condition and viability. Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. Any or all of these actions may be insufficient to allow us to service our debt obligations. Further, we may not be able to effect any of these remedies on satisfactory terms, or at all.

We may incur additional debt, which could exacerbate the risks associated with our substantial leverage.

Even with our existing level of debt, we and our subsidiaries may incur additional indebtedness in the future.  In February 2013, we entered into a $1.35 billion syndicated term loan facility to partially finance the construction costs of three of our seventh generation drillships scheduled for delivery in July 2013, October 2013 and November 2013, and we may incur additional indebtedness in order to fund the estimated remaining contractual obligations, excluding financing costs, of $470.1 million as of the day of this annual report for our fourth seventh generation drillship. Although the terms of our existing debt agreements, and any future debt agreements we enter into, will limit our ability to incur additional debt, these terms may not prohibit us from incurring substantial amounts of additional debt for specific purposes or under certain circumstances. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify and could further exacerbate the risks associated with our substantial leverage.

The agreements and instruments governing our indebtedness contain restrictions and limitations that could significantly impact our ability to operate our business.

Our secured credit facilities, the bond agreement governing our unsecured senior notes and the indenture governing the Senior Secured Notes impose, and future financial obligations may impose, certain operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to, among other things:

•	enter into other financing arrangements;

•	incur or guarantee additional indebtedness;

•	create or permit liens on our assets;

•	consummate a merger, consolidation or sale of our drilling units or the shares of our subsidiaries;

•	make investments;

•	change the general nature of our business;

•	pay dividends, redeem capital stock or subordinated indebtedness or make other restricted payments;

•	incur dividend or other payment restrictions affecting our restricted subsidiaries under the indenture governing our Senior Secured Notes;

•	change the management and/or ownership of our drilling units;

•	enter into transactions with affiliates;

•	transfer or sell assets;

•	amend, modify or change our organizational documents;

•	make capital expenditures; and

•	compete effectively to the extent our competitors are subject to less onerous restrictions.

In addition, certain of our existing secured credit facilities require us to maintain specified financial ratios and satisfy various financial covenants, including covenants related to the market value of our drilling units, capital expenditures and maintenance of a minimum amount of total available cash. Any future credit agreement or amendment or debt instrument we enter into may contain similar or more restrictive covenants. Events beyond our control, including changes in the economic and business conditions in the deepwater offshore drilling market in which we operate, may affect our ability to comply with these ratios and covenants. Our ability to maintain compliance will also depend substantially on the value of our assets, our dayrates, our ability to obtain drilling contracts, our success at keeping our costs low and our ability to successfully implement our overall business strategy. We cannot guarantee that we would be able to obtain our lenders' waiver or consent with respect to any noncompliance with the specified financial ratios and financial covenants under our various credit facilities or future financial obligations or that we would be able to refinance any such indebtedness in the event of default.

These restrictions, ratios and financial covenants in our debt agreements could limit our ability to fund our operations or capital needs, make acquisitions or pursue available business opportunities, which in turn may adversely affect our financial condition. A violation of any of these provisions could result in a default under our existing and future debt agreements which could allow all amounts outstanding thereunder to be declared immediately due and payable. This would likely in turn trigger cross-acceleration and cross-default rights under the terms of our indebtedness outstanding at such time. If the amounts outstanding under our indebtedness were to be accelerated or were the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders.

We may not be able to generate sufficient cash flow to meet our debt service and other obligations due to events beyond our control.

Our ability to make scheduled payments on our outstanding indebtedness will depend on our ability to generate cash from operations in the future. Our future financial and operating performance will be affected by a range of economic, financial, competitive, regulatory, business and other factors that we cannot control, such as general economic and financial conditions in the offshore drilling industry or the economy generally. In particular, our ability to generate steady cash flow will depend on our ability to secure drilling contracts at acceptable rates. Assuming no exercise of any options to extend the terms of our existing drilling contracts, our operating drilling units are contracted until the fourth quarter of 2014 to the second quarter of 2016. In addition, we have entered into three-year drilling contracts for the Ocean Rig Mylos and the Ocean Rig Athena, our seventh generation drillships scheduled for delivery in July 2013 and November 2013, respectively, which are expected to commence upon delivery of the drillships from the shipyard or to the drilling location, and we have received a letter of award from a major oil company for a three-year drilling contract for the Ocean Rig Apollo, our seventh generation drillship scheduled for delivery in January 2015, to commence upon delivery of the drillship, subject to definitive documentation and customary conditions. Our ability to renew our existing drilling contracts or obtain new drilling contracts at acceptable dayrates upon the expiration of our existing contracts or at all will depend on the prevailing economic and competitive conditions.

Furthermore, our financial and operating performance, and our ability to service our indebtedness, is also dependent on our subsidiaries' ability to make distributions to us, whether in the form of dividends, loans or otherwise. The timing and amount of such distributions will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our various debt agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Under our two $495.0 million senior secured credit facilities, or the Deutsche Bank credit facilities, the borrowers, Drillship Kithira Owners Inc. and Drillship Skopelos Owners Inc., our wholly-owned subsidiaries, are prohibited from paying dividends and making other distributions to us except following earnings deposit dates and unless all relevant primary transfers, as defined under the credit facilities, have been made, we maintain certain minimum balances in the debt service reserve accounts and no default has occurred, is continuing or will result from the payment. Notwithstanding the foregoing, in the case of the facility for the Ocean Rig Mykonos, distributions may be made upon earnings deposit dates in connection with (i) rebates of Brazilian import taxes incurred prior to May 14, 2012, (ii) the repayment of loans made by us to the borrower in respect of certain capital expenditures and operating expenses incurred prior to May 14, 2012; and (iii) any amounts paid by us following May 14, 2012 in respect of certain capital expenditures and operating expenses in excess of certain budgeted amounts, provided in each case all relevant primary transfers have been made. In addition, under the facility for the Ocean Rig Poseidon, Ocean Rig Poseidon Operations Inc., the borrower and the bareboat charterer, Ocean Rig Poseidon Operations Inc., our wholly-owned subsidiary, are also prohibited from making distributions to us other than out of funds released from the bareboat charter proceeds account during the term of the bareboat charter in respect of the drilling contract with Petrobras Tanzania Limited, or Petrobras Tanzania, for the Ocean Rig Poseidon. Further, Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net profits for the fiscal year.

If our operating cash flows are insufficient to service our debt and to fund our other liquidity needs, we may be forced to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, seeking additional capital, or any combination of the foregoing. We cannot assure you that any of these actions could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our outstanding indebtedness and to fund our other liquidity needs. Also, the terms of existing or future debt agreements may restrict us from pursuing any of these actions. Furthermore, reducing or delaying capital expenditures or selling assets could impair future cash flows and our ability to service our debt in the future.

If for any reason we are unable to meet our debt service and repayment obligations, we would be in default under the terms of the agreements governing such indebtedness, which would allow creditors at that time to declare all such indebtedness then outstanding to be due and payable. This would likely in turn trigger cross-acceleration or cross-default rights among our other debt agreements. Under these circumstances, lenders could compel us to apply all of our available cash to repay borrowings or they could prevent us from making payments on the notes. If the amounts outstanding under our existing and future debt agreements were to be accelerated, or were the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders.

We will need to procure significant additional financing, which may be difficult to obtain on acceptable terms or at all, in order to complete the construction of our seventh generation drillships and any of the other two additional newbuilding drillships for which we exercise our option.

We have newbuilding contracts with Samsung for the construction of four seventh generation ultra-deepwater drillships that are scheduled for delivery in July 2013, October 2013, November 2013 and January 2015, respectively. The estimated total project cost for our four seventh generation drillships, excluding financing costs, is approximately $2.7 billion, of which an aggregate of approximately $1.6 billion was outstanding as of December 31, 2012.

In order to complete the construction of our seventh generation drillships, we will need to procure additional financing. On February 28, 2013, we entered into a $1.35 billion syndicated secured term loan facility to partially finance the construction costs of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, our seventh generation drillships scheduled for delivery in July 2013, October 2013 and November 2013, respectively. We expect to finance the remaining delivery payments for our seventh generation drillships with cash on hand, operating cash flow, equity financing and additional bank debt. We cannot be certain that additional financing will be available on acceptable terms or at all. If additional bank financing is not available when needed, or is available only on unfavorable terms, we may be unable to take delivery of one or more of the seventh generation drillships, in which case we would be prevented from realizing potential revenues from the applicable drillship and we could lose our deposit money, which amounted to $879.4 million in the aggregate, as of December 31, 2012. We may also incur additional costs and liability to the shipyards, which may pursue claims against us under our newbuilding construction contracts and retain and sell our seventh generation drillships to third parties.

In addition, pursuant to an agreement with Samsung, we have the option to construct up to two additional seventh generation, ultra-deepwater drillships, which would be "sister ships" to our seventh generation drillships under construction. The options may be exercised by us at any time on or prior to March 31, 2013, with the optional vessels being delivered on the earliest available delivery dates based on the production schedule, as determined by Samsung in its reasonable discretion, and at a price to be mutually agreed at the time of the option declaration.  If we exercise our two newbuilding options, we would expect to incur aggregate additional capital commitments of approximately $1.3 billion, assuming these drillships are built at the same price and with the same specifications as our seventh generation drillships under construction, for which we would be dependent upon obtaining additional financing that we have not yet arranged. Should such financing not be available, this could severely impact our ability to satisfy our liquidity requirements, meet our obligations, finance future obligations and expand the size of our fleet.

We may be unable to secure ongoing drilling contracts, including for the Ocean Rig Skyros and the Ocean Rig Apollo, our two uncontracted seventh generation drillship to be delivered in October 2013 and January 2015, respectively, due to strong competition, and the contracts that we enter into may not provide sufficient cash flow to meet our debt service obligations with respect to our indebtedness.

Assuming no exercise of any options to extend the terms of our existing drilling contracts, our operating drilling units are contracted until the fourth quarter of 2014 to the second quarter of 2016. In addition, we have entered into three-year drilling contracts for the Ocean Rig Mylos and the Ocean Rig Athena, our seventh generation drillships scheduled for delivery in July 2013 and November 2013, respectively, which are expected to commence upon delivery of the drillships from the shipyard or to the drilling location, and we have received a letter of award from a major oil company for a three-year drilling contract for the Ocean Rig Apollo, our seventh generation drillship scheduled for delivery in January 2015, to commence upon delivery of the drillship, subject to definitive documentation and customary conditions. We cannot guarantee that we will enter into definitive documentation for the drilling contract for the Ocean Rig Apollo for which we have received a letter of award or that we will be able to secure employment for the Ocean Rig Skyros, our second seventh generation drillship scheduled for delivery in October 2013.

Our ability to renew our existing drilling contracts or obtain new drilling contracts for our drilling units, including our two seventh generation drillships for which we have not yet secured employment, will depend on prevailing market conditions. We cannot guarantee we will be able to enter into new drilling contracts upon the expiration or termination of the contracts we have in place or at all or that there will not be a gap in employment between our current drilling contracts and subsequent contracts. In particular, if the price of crude oil is low, or it is expected that the price of crude oil will decrease in the future, at a time when we are seeking to arrange employment contracts for our drilling units, we may not be able to obtain employment contracts at attractive rates or at all.

If the rates we receive for the reemployment of our drilling units upon the expiration or termination of our existing drilling contracts are lower than the rates under our existing contracts, we will recognize less revenue from the operations of our drilling units. In addition, delays under existing drilling contracts could cause us to lose future contracts if a drilling unit is not available to start work at the agreed date. Our ability to meet our cash flow obligations will depend on our ability to consistently secure drilling contracts for our drilling units at sufficiently high dayrates. We cannot predict the future level of demand for our services or future conditions in the oil and gas industry. If the oil and gas companies do not continue to increase exploration, development and production expenditures, we may have difficulty securing drilling contracts, including for the seventh generation drillships under construction, or we may be forced to enter into drilling contracts at unattractive dayrates. Either of these events could impair our ability to generate sufficient cash flow to make principal and interest payments under our indebtedness and meet our capital expenditure and other obligations.

Construction of drillships is subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources and results of operations.

We have entered into contracts with Samsung for the construction of four seventh generation drillships, the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo , which we expect to take delivery of in July 2013, October 2013, November 2013 and January 2015, respectively. From time to time in the future, we may undertake additional new construction projects and conversion projects. Currently, we have options with Samsung for the construction of up to two additional seventh generation ultra-deepwater drillships that we may exercise at any time on or prior to March 31, 2013. In addition, we may make significant upgrade, refurbishment, conversion and repair expenditures for our fleet from time to time, particularly as our drilling units become older. Some of these expenditures are unplanned. These projects together with our existing construction projects and other efforts of this type are subject to risks of cost overruns or delays inherent in any large construction project as a result of numerous factors, including the following:

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

These factors may contribute to cost variations and delays in the delivery of our ultra-deepwater newbuilding drillships. Delays in the delivery of these newbuilding drillships or the inability to complete construction in accordance with their design specifications may, in some circumstances, result in a delay in drilling contract commencement, resulting in a loss of revenue to us, and may also cause customers to renegotiate, terminate or shorten the term of a drilling contract for the drillship pursuant to applicable late delivery clauses. In the event of termination of one of these contracts, we may not be able to secure a replacement contract on as favorable terms or at all. Additionally, capital expenditures for drilling unit upgrades, refurbishment and construction projects could materially exceed our planned capital expenditures. Moreover, our drilling units that may undergo upgrade, refurbishment and repair may not earn a dayrate during the periods they are out of service. In addition, in the event of a shipyard failure or other difficulty, we may be unable to enforce certain provisions under our newbuilding contracts such as our refund guarantee, to recover amounts paid as installments under such contracts. The occurrence of any of these events may have a material adverse effect on our results of operations, financial condition or cash flows.

As our current operating fleet is comprised of two ultra-deepwater drilling rigs and four drillships, we rely heavily on a small number of customers and the loss of a significant customer could have a material adverse impact on our financial results.

As of December 31, 2012, we had six customers for our current operating fleet of two ultra-deepwater drilling rigs and four drillships. We are subject to the usual risks associated with having a limited number of customers for our services. Our two largest customers represented 49% and 18% of our revenues during the fiscal year ended December 31, 2012, respectively, and our four customers represented, in the aggregate, 100% of our revenues during the year ended December 31 2012. If our customers terminate, suspend or seek to renegotiate the drilling contracts for drilling units, as they are entitled to do under various circumstances, or cease doing business, our results of operations and cash flows could be adversely affected. Although we expect that a limited number of customers will continue to generate a substantial portion of our revenues, we will have to expand our pool of customers as we take delivery of our four newbuilding drillships and further grow our business.

Currently, our revenues depend on two ultra-deepwater drilling rigs and four drillships, which are designed to operate in harsh environments. The damage or loss of any of our drilling units could have a material adverse effect on our results of operations and financial condition.

Our revenues are dependent on the drilling rig Leiv Eiriksson, which is preparing to commence drilling operations on the Norwegian Continental Shelf, the drilling rig Eirik Raude, which is currently mobilizing to offshore Ireland, where the rig is expected to commence drilling operations, and the drillships Ocean Rig Corcovado and Ocean Rig Mykonos, which are currently operating offshore Brazil, Ocean Rig Olympia, which is currently operating offshore West Africa and Ocean Rig Poseidon, which is currently operating offshore Tanzania. Our drilling units may be exposed to risks inherent in deepwater drilling and operating in harsh environments that may cause damage or loss. The drilling of oil and gas wells, particularly exploratory wells where little is known of the subsurface formations involves risks, such as extreme pressure and temperature, blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions, pollution and natural disasters such as hurricanes and tropical storms.

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

Our future contracted revenue for our fleet of drilling units may not be ultimately realized.

As of March 4, 2013, the future contracted revenue for our fleet of drilling units, or our contract backlog, was approximately $4.4 billion under firm commitments. We may not be able to perform under our drilling contracts due to events beyond our control, and our customers may seek to cancel or renegotiate our drilling contracts for various reasons, including adverse conditions, resulting in lower daily rates.  For example, effective March 3, 2013, one of our customers, European Hydrocarbons Limited, or European Hydrocarbons, unilaterally cancelled our drilling contract for the Eirik Raude for drilling offshore West Africa prior to the scheduled termination date. Our inability, or the inability of our customers, to perform under the respective contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

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

Most of our offshore drilling contracts may be terminated early due to certain events.

Under most of our current drilling contracts, our customers have the right to terminate the drilling contract upon the payment of an early termination or cancellation fee. However, such payments may not fully compensate us for the loss of the contract. For example, European Hydrocarbons, our customer under our drilling contract for the Eirik Raude for drilling offshore West Africa, unilaterally cancelled the contract effective March 3, 2013, approximately 23 days prior to the contract's scheduled termination date.  In connection with the cancellation of the contract, we are entitled to an early termination fee of $13.7 million.  As a result of the cancellation, we will not receive approximately $14.1 million in estimated contract revenues, after giving effect to the early termination payment.

In addition, our drilling contracts permit our customers to terminate the contracts early without the payment of any termination fees under certain circumstances, including as a result of major non-performance, longer periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to piracy or force majeure events beyond our control.

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

If our drilling units fail to maintain their class certification or fail any annual survey or special survey, that drilling unit would be unable to operate, thereby reducing our revenues and profitability and violating certain covenants under certain of our debt agreements.

Every drilling unit must be "classed" by a classification society. The classification society certifies that the drilling unit is "in-class," signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. Both our drilling rigs are certified as being "in class" by Det Norske Veritas. Each of our operating drillships is certified as being "in class" by American Bureau of Shipping. The Leiv Eiriksson was credited with completing its last Special Periodical Survey in April 2011 and the Eirik Raude completed the same in December 2012. Our four operating drillships are due for their first Special Periodical Surveys in 2016. Our seventh generation drillships under construction are due for their first Special Periodical Surveys in 2018. If any drilling unit does not maintain its class and/or fails any annual survey or special survey, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in certain of our debt agreements. Any such inability to carry on operations or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Our drilling units, including our seventh generation drillships following their delivery to us, may suffer damage and we may face unexpected yard costs, which could adversely affect our cash flow and financial condition.

If our drilling units, including our seventh generation drillships following their delivery to us, suffer damage, they may need to be repaired at a yard. The costs of yard repairs are unpredictable and can be substantial. The loss of earnings while our drilling units are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay dry docking costs not covered by our insurance.

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

We intend to continue to grow our fleet and we may exercise one or more of our purchase options to purchase up to an additional two newbuilding drillships. Our future growth will primarily depend on our ability to:

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

The market value of our current drilling units, and any drilling units we may acquire in the future, including our seventh generation drillships upon their delivery to us, may decrease, which could cause us to incur losses if we decide to sell them following a decline in their values or accounting charges that may affect our ability to comply with certain covenants in our secured credit facilities.

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

In the future, if the market values of our drilling units deteriorate significantly, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If we sell any drilling unit when drilling unit prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the drilling unit's carrying amount on our financial statements, resulting in a loss. Additionally, any such deterioration in the market values of our drilling units could trigger a breach of certain financial covenants under our secured credit facilities and our lenders may accelerate loan repayments. Such a charge, loss or repayment could materially and adversely affect our business prospects, financial condition, liquidity, and results of operations.

Because we generate most of our revenues in U.S. Dollars, but incur a significant portion of our employee salary and administrative and other expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

Our principal currency for our operations and financing is the U.S. Dollar. A substantial portion of the operating dayrates for the drilling units, our principal source of revenues, are quoted and received in U.S. Dollars; however, a portion of our revenue under our contracts with Petróleo Brasileiro S.A., or Petrobras Brazil, for the Ocean Rig Corcovado and the Ocean Rig Mykonos is, and a portion of our revenue under our contract with Repsol Sinopec Brasil S.A., or Repsol, for the Ocean Rig Mylos, our seventh generation drillship scheduled to be delivered in July 2013 will be, receivable in Brazilian Real. The principal currency for operating expenses is also the U.S. Dollar; however, a significant portion of employee salaries and administration expenses, as well as parts of the consumables and repair and maintenance expenses for the drilling rigs, may be paid in Norwegian Kroner (NOK), Great British Pounds (GBP), Canadian dollars (CAD), Euros (EUR) or other currencies depending in part on the location of our drilling operations. For the year ended December 31, 2012, approximately 61% of our expenses were incurred in currencies other than the U.S. Dollars. This exposure to foreign currency could lead to fluctuations in net income and net revenue due to changes in the value of the U.S. Dollar relative to the other currencies. Revenues paid in foreign currencies against which the U.S. Dollar rises in value can decrease, resulting in lower U.S. Dollar denominated revenues. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase, resulting in higher U.S. Dollar denominated expenses. We have employed derivative instruments in order to economically hedge our currency exposure; however, we may not be successful in hedging our future currency exposure and our U.S. Dollar denominated results of operations could be materially and adversely affected upon exchange rate fluctuations determined by events outside of our control.

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

We require highly skilled personnel to operate and provide technical services and support for our business in the offshore drilling sector worldwide. As of December 31, 2012, we employed 1,374 employees, the majority of whom are full-time crew employed on our drilling units. Under certain of our employment contracts, we are required to have a minimum number of local crew members on our drillships. We will need to recruit additional qualified personnel as we take delivery on our newbuilding drillships. Competition for the labor required for drilling operations has intensified as the number of rigs activated, added to worldwide fleets or under construction has increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. If turnover increases, we could see a reduction in the experience level of our personnel, which could lead to higher downtime, more operating incidents and personal injury and other claims, which in turn could decrease revenues and increase costs. In response to these labor market conditions, we are increasing efforts in our recruitment, training, development and retention programs as required to meet our anticipated personnel needs. If these labor trends continue, we may experience further increases in costs or limits on our offshore drilling operations.

Currently, none of our employees are covered by collective bargaining agreements. In the future, some of our employees or contracted labor may be covered by collective bargaining agreements in certain jurisdictions such as Brazil, Nigeria, Norway and the United Kingdom. As part of the legal obligations in some of these agreements, we may be required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals could be working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. Labor disruptions could hinder our operations from being carried out normally and if not resolved in a timely cost-effective manner, could have a material impact our business. If we choose to cease operations in one of those countries or if market conditions reduce the demand for our drilling services in such a country, we would incur costs, which may be material, associated with workforce reductions.

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

As of December 31, 2012, we had paid an aggregate of $879.4 million to Samsung in connection with our seventh generation drillships currently scheduled for delivery in July 2013, October 2013, November 2013 and January 2015. The remaining total construction payments for these four newbuilding drillships, excluding financing costs, amounted to approximately $1.6 billion in the aggregate as of December 31, 2012.

In addition, we have options under our contract with Samsung to construct up to two additional seventh generation, ultra-deepwater drillships, which would be sister-ships to our seventh generation drillships. The deadline for exercising these options is March 31, 2013, with the option vessels, if exercised, being delivered on the earliest available delivery dates based on the production schedule, as determined by Samsung in its reasonable discretion, and at a price to be mutually agreed at the time of the option declaration. In the event Samsung does not perform under its agreements with us and we are unable to enforce certain refund guarantees with third party bankers due to an outbreak of war, bankruptcy or otherwise, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

As of December 31, 2012, we had entered into interest rate swaps for the purpose of managing our exposure to fluctuations in interest rates applicable to indebtedness under our secured credit facilities, which was drawn at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Our existing interest rate swaps as of December 31, 2012 do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes. We recognize fluctuations in the fair value of these contracts in our statement of operations. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements, under which loans have been advanced at a floating rate based on LIBOR and for which we have not entered into an interest rate swap or other hedging arrangement. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. At December 31, 2012, the fair value of our interest rate swaps was in a net liability position of $76.7 million.

An increase in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability.

Our debt under certain of our senior secured credit facilities bears interest at variable rates. We may also incur indebtedness in the future with variable interest rates. As a result, an increase in market interest rates would increase the cost of servicing our indebtedness and could materially reduce our profitability and cash flows. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial indebtedness.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We conduct our worldwide drilling operations through various subsidiaries. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our operating subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in the United States, Canada, the U.K., Brazil, Turkey, Angola, Cyprus, Korea, Ghana, Netherlands, Ivory Coast, Tanzania, Falkland Islands or Norway, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from our operations could be materially adversely affected.

Our subsidiaries are subject to taxation in the jurisdictions in which their offshore drilling activities are conducted. Such taxation results in decreased earnings available to our shareholders.

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

We do not believe that we are currently a PFIC, although certain of our wholly-owned subsidiaries may have been classified as PFICs at any time through the conclusion of the 2008 taxable year.  Based on our current operations and future projections, we do not believe that we or any of our subsidiaries have been, are or will be a PFIC with respect to any taxable year beginning with the 2009 taxable year.

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

Investor confidence may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

We have implemented procedures in order to meet the evaluation requirements of Rules 13a-15(c) and 15d-15(c) under the Securities Exchange Act of 1934, or the Exchange Act, for the assessment under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. Section 404 requires us to include in our annual reports on Form 20-F (i) our management's report on, and assessment of, the effectiveness of our internal controls over financial reporting and (ii) our independent registered public accounting firm's attestation to and report on the effectiveness of our internal controls over financial reporting in our annual report. If we fail to maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business.

We and many of our subsidiaries are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our second amended and restated articles of incorporation and second amended and restated bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholders' rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

It may not be possible for investors to enforce U.S. judgments against us.

We and all but one of our subsidiaries are incorporated in jurisdictions outside the United States and a substantial portion of our assets and those of our subsidiaries are located outside the United States. In addition, all of our directors and officers reside outside the United States and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries and directors and officers are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries and directors and officers based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries and directors and officers based on those laws.

We depend on officers and directors who are associated with affiliated companies which may create conflicts of interest.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chairman, President and Chief Executive Officer, Mr. George Economou, is also the Chairman, President and Chief Executive Officer of DryShips, our parent company, and has significant shareholdings in DryShips. In addition, our Executive Vice President, Mr. Anthony Kandylidis, is the son of a director of DryShips and the nephew of our Chairman, President and Chief Executive Officer. Mr. Economou has fiduciary duties to manage the business of DryShips in a manner beneficial to DryShips and its shareholders and may have conflicts of interest in matters involving or affecting us and our customers or shareholders. In addition, Messrs. Economou and Kandylidis may have conflicts of interest when faced with decisions that could have different implications for DryShips than they do for us. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

In addition, we have engaged Cardiff Drilling (formerly known as Cardiff Oil & Gas Management Inc.) to provide consulting and other services relating to our drilling units. The capital stock of Cardiff Drilling is owned Mr. Economou. We have also engaged Vivid Finance Ltd., or Vivid Finance, a company controlled by Mr. Economou, to act as a consultant on financing matters relating to us and our subsidiaries. If any of these conflicts of interest are not resolved in our favor, this could have a material adverse effect on our business.

Furthermore, the indenture governing our Senior Secured Notes contains restrictions our ability and the ability of our Restricted Subsidiaries (as defined in the indenture), including Drill Rigs Holdings, the issuer of the Senior Secured Notes, to engage in transactions with, or make certain payments to, affiliates. These restrictions do not prohibit us or any Restricted Subsidiary from entering into a management agreement with an affiliate, including DryShips and any of its subsidiaries, for the provision of drilling unit management services (and the making of payments thereunder) that is entered into in the ordinary course of business and that is in line with industry standards, so long as such agreement has been approved by a majority of the disinterested directors.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, we and our stockholders are deprived of the possible benefits of such inspections.

We may be adversely affected by the introduction of new accounting rules for leasing.

International and U.S. accounting standard-setting boards (the International Accounting Standards Board, or IASB, and the Financial Accounting Standards Board, or FASB) have proposed changes to the accounting for operating and finance leases. If the proposals are adopted, they would be expected generally to have the effect of bringing most off-balance sheet leases onto a lessee's balance sheet as liabilities which would also change the income and expense recognition patterns of those items. Financial statement metrics, such as leverage and capital ratios, as well as EBITDA, may also be affected, even when cash flow and business activity have not changed. This may in turn affect covenant calculations under various contracts (e.g., loan agreements) unless the affected contracts are modified. The IASB and FASB are reconsidering their original proposals to address concerns raised by constituents and expect to issue revised proposals in the first quarter of 2013. Accordingly, the timing and ultimate effect of those proposals on the Company is uncertain.

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

The market price of our common stock may be influenced by many factors, many of which are beyond our control, including those described above in "—D. Risk Factors" and the following:

•	actual or anticipated variations in our operating results;

•	changes in our cash flow, EBITDA or earnings estimates;

•	changes in the price of oil;

•	publication of research reports about us or the industry in which we operate;

•	increases in market interest rates that may lead purchasers of common shares to demand a higher expected yield which, would mean our share price would fall;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community;

•	terrorist attacks;

•	economic and regulatory trends; and

•	general market conditions.

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

As of March 20, 2013, DryShips owned 78,301,755, or approximately 59.4%, of our outstanding common shares, our Chairman, President and Chief Executive Officer, Mr. George Economou, was deemed to beneficially own 5,393,289, or approximately 4.1% of our outstanding common shares and our Executive Vice President, Mr. Anthony Kandylidis, was deemed to beneficially own 1,684,512, or 1.3%, of our outstanding common shares. The common shares held by DryShips and beneficially owned by Mr. Economou are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and may not be transferred unless they have been registered under the Securities Act or an exemption from registration is available. Upon satisfaction of certain conditions, Rule 144 permits the sale of certain amounts of restricted securities six months following the date of acquisition of the restricted securities from us. As our common shares become eligible for sale under Rule 144, the volume of sales of our common shares on applicable securities markets may increase, which could reduce the market value of our common shares.

DryShips, our parent company, controls the outcome of matters on which our shareholders are entitled to vote.

As of March 20, 2013, DryShips owned approximately 59.4%, of our outstanding common shares. DryShips will control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. DryShips's interests may be different from your interests and the commercial goals of DryShips as a shareholder, and our goals, may not always be aligned.  The substantial equity interests owned by DryShips may make it more difficult for us to maintain our business independence from other companies owned by DryShips and DryShips's affiliates.

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

Item 4.                   Information on the Company

A.             History and Development of the Company

Ocean Rig UDW Inc., a corporation organized under the laws of the Republic of the Marshall Islands, was formed on December 10, 2007 under the name Primelead Shareholders Inc. Primelead Shareholders Inc. was formed in December 2007 for the purpose of acquiring the shares of our predecessor, Ocean Rig ASA, which was incorporated in September 1996 under the laws of Norway. We acquired control of Ocean Rig ASA on May 14, 2008.  Prior to the private offering of our common shares in December 2010, discussed below, we were a wholly-owned subsidiary of DryShips. Our shares commenced trading on the NASDAQ Global Select Market under the symbol "ORIG" on October 6, 2011. As of March 20, 2013, DryShips, our parent company, owned approximately 59.4% of our outstanding common shares. Each of our drilling units is owned by a separate wholly-owned vessel-owning subsidiary.

We maintain our principal executive offices at 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus and our telephone number at that address is +357 22767517. Our website address is www.ocean-rig.com. Information contained on our website does not constitute part of this annual report.

Business Development

In March 2009, DryShips contributed to us all of its equity interests in the newbuilding vessel-owning companies of the Ocean Rig Poseidon and Ocean Rig Mykonos. In May 2009, we acquired the equity interests of Drillships Holdings Inc., the owner of the Ocean Rig Corcovado and the Ocean Rig Olympia, from third parties and entities affiliated with our Chairman, President and Chief Executive Officer and, in exchange, we issued to the sellers common shares equal to 25% of our total issued and outstanding common shares as of May 15, 2009. In July 2009, DryShips acquired the remaining 25% of our total issued and outstanding capital stock from the minority interests held by third parties and entities controlled by our Chairman, President and Chief Executive Officer for a $50.0 million cash payment and the issuance of Series A Convertible Preferred Shares of DryShips with an aggregate face value of $280.0 million, following which we became a wholly-owned subsidiary of DryShips.

On December 21, 2010, we completed the sale of an aggregate of 28,571,428 of our common shares (representing approximately 22% of our then outstanding common shares) in an offering made to both non-U.S. persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act at a price of $17.50 per share, or the 2010 Private Offering. A company controlled by our Chairman, President and Chief Executive Officer, Mr. Economou, purchased 2,869,428 common shares, or 2.38% of our outstanding common shares, in the 2010 Private Offering at the offering price of $17.50 per share. Following the completion of the 2010 Private Offering, DryShips owned approximately 78% of our outstanding common shares.

On April 27, 2011, we completed the issuance of $500.0 million aggregate principal amount of 9.5% senior unsecured notes due 2016 offered in a private offering to eligible purchasers, or the 2011 Unsecured Bond Offering.

On August 26, 2011, we commenced an offer to exchange up to 28,571,428 shares of our new common stock that were registered under the Securities Act pursuant to a registration statement on Form F-4 (Registration No. 333-175940), for an equivalent number of our common shares previously sold in the 2010 Private Offering, or the Exchange Offer. On September 29, 2011, an aggregate of 28,505,786 common shares were exchanged in the Exchange Offer.

On October 5, 2011, DryShips completed the partial spin off of us by distributing an aggregate of 2,967,291 of our common shares, representing approximately a 2.25% stake in us, after giving effect to the treatment of fractional shares, on a pro rata basis to DryShips's shareholders of record as of September 21, 2011. In lieu of fractional shares, DryShips's transfer agent aggregated all fractional shares that would otherwise be distributable to DryShips's shareholders and sold a total of 105 common shares on behalf of those shareholders who would otherwise be entitled to receive a fractional share of our Company. Following the distribution, each such shareholder received a cash payment in an amount equal to its pro rata share of the total net proceeds of the sale of fractional shares. On September 19, 2011, our common shares commenced "when issued" trading on the NASDAQ Global Select Market under the ticker "ORIGV." Our common shares commenced "regular way" trading on the NASDAQ Global Select Market under the ticker symbol "ORIG" on October 6, 2011.

On November 3, 2011, the merger of Pelican Stockholdings Inc., a wholly-owned subsidiary of DryShips, and OceanFreight was completed, following approval by shareholders of OceanFreight at a special meeting of shareholders held on November 3, 2011. Following the completion of the merger, OceanFreight is a wholly-owned subsidiary of DryShips. We refer to this transaction as the OceanFreight merger. Under the terms of the merger agreement, OceanFreight shareholders received $11.25 cash and 0.52326 of a share of our common stock per share of OceanFreight common stock previously owned. Our common shares that comprised the stock portion of the merger consideration were previously outstanding shares that were owned by DryShips. Following the closing of the merger, DryShips transferred $33.1 million in cash and 1,541,159 shares of our common shares to shareholders of OceanFreight, other than the entities controlled by Mr. Anthony Kandylidis, the Chief Executive Officer of OceanFreight and our Executive Vice President. Prior to the completion of the merger, DryShips acquired from entities controlled by Mr. Kandylidis all of their shares of OceanFreight, representing a majority of the then outstanding shares of OceanFreight, for the same consideration per share that the OceanFreight shareholders received in the OceanFreight merger, the equity portion of which consisted of an aggregate of 1,570,226 of our common shares.

On April 17, 2012, DryShips completed the public offering of an aggregate of 11,500,000 of our common shares owned by DryShips. Companies affiliated with our Chairman, President and Chief Executive Officer purchased a total of 2,185,000 common shares from DryShips at the public offering price of $16.25 per share.

On September 20, 2012, Drill Rigs Holdings, our wholly-owned subsidiary, completed the issuance of $800 million of aggregate principal amount of Senior Secured Notes in an offering made to both non-U.S. persons in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act, or the 2012 Secured Bond Offering.

On February 14, 2013, DryShips completed the public offering of an aggregate of 7,500,000 of our common shares owned by DryShips.

Capital Expenditures

During the years ended December 31, 2010 and 2011, our principal capital expenditures related to construction and construction-related expenses in connection with the construction of our sixth generation ultra-deepwater drillships, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, which were delivered to us on January 3, 2011, March 30, 2011, July 28, 2011 and September 30, 2011, respectively. The total cost of construction and construction related expenses for the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos amounted to approximately $755.7 million, $756.9 million, $791.8 million and $784.4 million, respectively. Construction related expenses include equipment purchases, commissioning, supervision and commissions to related parties, excluding financing costs.

During the year ended December 31, 2012 and during 2013 to date, our principal capital expenditures related to construction expenses in connection with the construction of the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo, our seventh generation drillships under construction, scheduled to be delivered in July 2013, October 2013, November 2013 and January 2015, respectively. For more information on our seventh generation drillships, please see "—B. Business Overview— Newbuilding Drillships and Options to Purchase Newbuilding Drillships." As of December 31, 2012, we had paid an aggregate of $879.4 million to Samsung in connection with our four seventh generation drillships, which we financed with cash from operations. The remaining total construction payments for these drillships, excluding financing costs, amounted to approximately $1.6 billion in the aggregate as of December 31, 2012. We plan to finance these remaining payments, which are due upon delivery of the drillships, with new debt or equity financing, which we have not yet secured in full. In February 2013, we entered into a $1.35 billion senior secured term loan facility to partially finance the construction costs of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena. We cannot be certain that we will be able to obtain the additional financing we need to complete the acquisition of our seventh generation drillships on acceptable terms or at all.

B.            Business Overview

We are an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. We seek to utilize our high-specification drilling units to the maximum extent of their technical capability and we believe that we have earned a reputation for operating performance excellence, customer service and safety.

We, through our wholly-owned subsidiaries, currently own and operate two modern, fifth generation ultra-deepwater semisubmersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and four sixth generation advanced capability ultra-deepwater drillships, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, delivered in January 2011, March 2011, July 2011 and September 2011, respectively, by Samsung. The Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos are "sister-ships" constructed by Samsung to the same high-quality vessel design and specifications and are capable of drilling in water depths of 10,000 feet. We believe that owning and operating "sister-ships" helps us maintain our cost efficient operations on a global basis through the shared inventory and use of spare parts and the ability of our offshore maritime crews to work seamlessly across all of our drillships.

We have additional newbuilding contracts with Samsung for the construction of the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo, our four seventh generation drillships scheduled for delivery in July 2013, October 2013, November 2013 and January 2015, respectively, which will be "sister ships" to our operating drillships. The design of our seventh generation drillships reflects additional enhancements that, with the purchase of additional equipment, will enable the drillships to drill in water depths of 12,000 feet. We currently have a team overseeing the construction of the newbuilding drillships at Samsung to help ensure that those drillships are built on time, to our exact vessel specifications and on budget, as was the case for our operating drillships. The remaining total construction payments for these drillships, excluding financing costs, amounted to approximately $1.6 billion in the aggregate as of December 31, 2012. To date, the construction of these four newbuiding drillships is on budget and no time delays on delivery are expected.

We employ our drilling units primarily on a dayrate basis for periods of between two months and three years to drill wells for our customers, typically major oil companies, integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies.

We also have options with Samsung for the construction of up to two additional ultra-deepwater drillships, which would also be sister-ships to our seventh generation drillships under construction. The deadline for exercising these options is March 31, 2013, with the option drillships, if exercised, being delivered on the earliest available delivery dates based on the production schedule, as determined by Samsung in its reasonable discretion, and at a price to be mutually agreed at the time of the option declaration.

We believe that our operating drillships, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, as well as our four seventh generation drillships under construction, are among the most technologically advanced drillships in the world. The S10000E design, used for our operating drillships, was originally introduced in 1998 and has been widely accepted by customers. Including our operating drillships, a total of 56 drillships have been ordered using this base design, of which 35 have been delivered, as of February 2013, including the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos. Among other technological enhancements, our drillships are equipped with dual activity drilling technology, which involves two drilling systems using a single derrick that permits two drilling-related operations to take place simultaneously. We estimate this technology saves between 15% and 40% in drilling time, depending on the well parameters. Each of our operating drillships is capable of drilling 40,000 feet at water depths of 10,000 feet and our seventh generation drillships will have the capacity to drill 40,000 feet at water depths of 12,000 feet.

Our Fleet

Set forth below is summary information concerning our offshore drilling units as of the date of this annual report.

		Water Depth to the Wellhead (ft)	Drilling Depth to the Oil Field (ft)
	Year Built or Scheduled Delivery/ Generation

						Maximum Dayrate	Drilling Location
Drilling Unit				Customer	Expected Contract Term(1)
Operating Drilling Rigs
Leiv Eiriksson	2001/5th	7,500	30,000	Rig Management Norway AS(2)	Q1 2013– Q1 2016	$545,000	Norwegian Continental Shelf

Eirik Raude	2002/5th	10,000	30,000	ExxonMobil Exploration and Production Ireland (Offshore) Limited	Q1 2013 – Q3 2013 (3)	$595,000	Ireland

				Lukoil Overseas Sierra-Leone B.V.	Q4 2013 – Q4 2014	$575,000	West Africa
Operating Drillships
Ocean Rig Corcovado	2011/6th	10,000	40,000	Petróleo Brasileiro S.A.	Q2 2012– Q2 2015	$446,000(4)	Brazil

Ocean Rig Olympia	2011/6th	10,000	40,000	Total E&P Angola	Q3 2012– Q3 2015	$584,450(5)	West Africa

Ocean Rig Poseidon	2011/6th	10,000	40,000	Petrobras Tanzania Limited	Q3 2011– Q1 2013	$632,000(6)	Tanzania and
							West Africa
				ENI Angola S.p.A.	Q2 2013– Q2 2016	$690,300(7)	Angola

Ocean Rig Mykonos	2011/6th	10,000	40,000	Petróleo Brasileiro S.A.	Q1 2012– Q1 2015	$441,000(4)	Brazil

Ocean Rig Mylos	Q3 2013/7th	12,000	40,000	Repsol Sinopec Brasil S.A.	Q3 2013– Q3 2016	$624,842(8)	Brazil

Ocean Rig Skyros	Q4 2013/7th	12,000	40,000
Ocean Rig Athena	Q4 2013/7th	12,000	40,000	ConocoPhillips Angola 36 & 37 Ltd	Q4 2013– Q1 2017	$648,096(9)	Angola

Ocean Rig Apollo	Q1 2015/7th	12,000	40,000	Major Oil Company(10)			West Africa
Optional Newbuilding Drillships (11)
NB Option #1	7th	12,000	40,000
NB Option #2	7th	12,000	40,000

_____________________

(1) Not including the exercise of any applicable options to extend the term of the contract.

(2) Rig Management Norway is the coordinator for the consortium under the contract. The contract has a minimum duration of 1,070 days and includes three options of up to six wells each that must be exercised prior to the expiration of the firm contract period in the first quarter of 2016.

(3) We commenced this contract in March 2013, earlier than originally scheduled, following the cancellation of our contract with European Hydrocarbons Limited effective on March 3, 2013.

(4) Approximately 20% of the maximum dayrates are service fees paid to us in Brazilian Real (R$). The maximum dayrate disclosed in this table is based on the March 1, 2013 exchange rate of R$1.97:$1.00.

(5) Total E&P Angola has the option to extend the term of the contract for two additional one-year periods at the dayrate of $584,450, adjusted annually for inflation, with the first option exercisable within one year from the commencement date under the drilling contract, and the second option exercisable within one year after the date of exercise of the first option.

(6) We assigned this contract to Petrobras Oil & Gas B.V. for the performance of drilling operations with respect to one well offshore Namibia. The maximum dayrate under the contract during the assignment period, which commenced on July 27, 2012 and terminated on September 26, 2012, was $590,882, comprised of the operating dayrate during the period of $547,854 plus the maximum performance bonus during the period. Following the assignment period, the maximum dayrate increased to $632,000, comprised of the operating dayrate of $586,000 plus the maximum performance bonus under the contract.

(7) The maximum dayrate of $690,300 is the average maximum dayrate applicable during the initial three-year term of the contract. Under the contract, the initial maximum dayrate of $670,000 will increase annually at a rate of 3%, beginning twelve months after the commencement date, during the term of the contract. ENI has the option to extend the term of the contract by two optional periods of one-year each. In the event ENI exercises the option for both optional years on or before the date the contract is commenced, the maximum dayrate will decrease by $15,000 per day and, in the event ENI exercises the option for both optional years within the first year of the date the contract is commenced, the maximum dayrate will decrease by $10,000 per day.

(8) To commence upon delivery of the drillship from the shipyard or to the drilling location and the provisional acceptance of the drillship by Repsol at an average maximum dayrate of approximately $624,842 over the term of the contract. A portion of the maximum dayrate is service fees paid to us in Brazilian Real (R$). The average maximum dayrate disclosed in this table is based on the March 1, 2013 exchange rate of R$1.97:$1.00. Under the contract, Repsol has options to extend the contract for up to two years beyond the initial three-year contract period.

(9) The maximum dayrate of $648,096 is the average maximum dayrate applicable during the initial three-year term of the contract. Under the contract, the initial maximum dayrate of $633,500 is subject to a fixed annual escalation of approximately 2% during the contract period. Under the contract, ConocoPhillips has the option to extend the initial contract period by up to two years.

(10)  We have received a letter of award from a major oil company for a three-year drilling contract, to commence upon delivery of the drillship from the shipyard. The contract is subject to final documentation and customary conditions.

(11) Each of the options currently expires on March 31, 2013.

Newbuilding Drillships and Options to Purchase Newbuilding Drillships

We have entered into shipbuilding contracts for the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo, our seventh generation drillships with deliveries scheduled in July 2013, October 2013, November 2013 and January 2015, respectively, in connection with which we had made total payments of $879.4 million to Samsung, as of December 31, 2012. The total project cost per drillship, excluding financing costs, ranges between $668.0 million and $678.0 million.

We also have options with Samsung for the construction of up to two additional ultra-deepwater drillships, which would be "sister-ships" to our seventh generation drillships. On September 3, 2012, we entered into an addendum to our option contract with Samsung to extend the deadline for exercising these options from October 4, 2012 to March 31, 2013, with the vessels being delivered on the earliest available delivery dates based on the production schedule, as determined by Samsung in its reasonable discretion, and at a price to be mutually agreed at the time of the option declaration.

Employment of Our Fleet

Employment of Our Drilling Rigs

The Leiv Eiriksson is currently on drydock at Westcon, a Norwegian shipyard, to complete scheduled equipment and winterization upgrades relating to a drilling contract the rig is scheduled to commence with a consortium coordinated by Rig Management Norway, or Rig Management, for the drilling of 15 wells on the Norwegian Continental Shelf at a maximum dayrate of $545,000.  We also expect to receive approximately $83.0 million under the contract to cover mobilization and fuel costs as well as the cost of equipment upgrades to operate in the Norwegian Continental Shelf. The contract has a minimum duration of 1,070 days and includes three options of up to six wells each that must be exercised prior to the expiration of the firm contract period in the first quarter of 2016.  Following the completion of the drydock discussed above, the rig is scheduled to undergo acceptance testing at the drilling location in Norway and is expected to commence drilling operations under the contract on or prior to April 15, 2013.

Following the completion of its 10-year class survey in December 2012, the Eirik Raude commenced a drilling contract with European Hydrocarbons for the drilling of two wells offshore West Africa at a maximum dayrate of $718,750, which included the operating dayrate of $625,000, plus the maximum performance bonus available under the contract. We also received a mobilization fee under the contract of $15.0 million plus the cost of fuel consumed during the mobilization period. On March 3, 2013, our customer unilaterally cancelled the contract. We are entitled to an early termination payment of approximately $13.7 million under the contract. As a result of the cancellation, we will not receive approximately $14.1 million in estimated contract revenues, after giving effect to the early termination payment.

Following the cancellation of our contract with European Hydrocarbons, the Eirik Raude commenced a one-well drilling contract with an estimated duration of up to six months with ExxonMobil Exploration and Production Ireland (Offshore) Limited, or ExxonMobil, for drilling offshore Ireland at a maximum dayrate of $595,000. In addition, we are entitled to receive a mobilization fee of $589,050 per day during the mobilization period plus a $5.0 million start-up fee and reimbursement for the cost of fuel and a demobilization fee of $589,050 per day during the demobilization period, plus reimbursement for the cost of fuel, unless the parties mutually agree on lump-sum mobilization and demobilization fees.  The Eirik Raude commenced the contract in the first quarter of 2013, earlier than originally scheduled, due to the early termination of the drilling contract with European Hydrocarbons.

Following the completion of the contract with ExxonMobil discussed above, the Eirik Raude is scheduled to commence a four well drilling contract with Lukoil Overseas Sierra-Leone B.V., or Lukoil, an with estimated duration of approximately 12 months. We are entitled to a maximum dayrate of $575,000 under the contract, plus a mobilization fee of $6.0 million, plus the cost of fuel.  We are also entitled to demobilization fees of between $1.0 million and $5.0 million, plus fuel costs, depending on the location of the rig, provided the rig is not hired by other customers in direct continuation of the contract.  Under the contract, Lukoil has the option to extend the term of the contract by up to two additional wells. The contract is scheduled to commence in the second half of 2013.

Employment of Our Drillships

The Ocean Rig Corcovado is currently employed under a three-year drilling contract, plus a mobilization period with Petrobras Brazil for drilling operations offshore Brazil at a maximum dayrate of $446,000 (including service fees of $78,000 per day, based on the contracted rate in Real per day and the March 1, 2013 exchange rate of R$1.97:USD $1.00), plus a mobilization fee of $30.0 million. The contract is scheduled to be completed in the second quarter of 2015.

The Ocean Rig Olympia commenced a three-year drilling contract with Total E&P Angola in July 2012 for drilling operations offshore West Africa at a maximum dayrate of $584,450, plus mobilization and demobilization fees of $9.0 million and $3.5 million, respectively, plus the cost of fuel. Under the contract, Total E&P Angola has the option to extend the term of the contract for two additional one-year periods at the dayrate specified above, adjusted annually for inflation, with the first option exercisable within one year from the commencement date under the drilling contract, and the second option exercisable within one year after the date of exercise of the first option.

The Ocean Rig Poseidon commenced a drilling contract with Petrobras Tanzania, a company related to Petrobras Oil & Gas B.V., or Petrobras Oil & Gas, on July 29, 2011, for drilling operations in Tanzania and West Africa for a period of 544 days, plus a 60-day mobilization period, at a maximum dayrate of $632,000, inclusive of a bonus of up to $46,000. In addition, we are entitled to receive a separate dayrate of $422,500 for up to 60 days during relocation and a mobilization dayrate of $317,000, plus the cost of fuel. On July 6, 2012, we entered into an assignment and novation agreement with Petrobras Tanzania and Petrobras Oil & Gas, pursuant to which the contract has been assigned to Petrobras Oil & Gas for the performance of drilling operations with respect to one well offshore Namibia. During the assignment period, which commenced on July 27, 2012 and terminated on September 26, 2012, the maximum dayrate under the contract decreased to $590,882, inclusive of a performance bonus of up to $43,028. The contract is scheduled to expire in April 2013.

Following the expiration of its contract with Petrobras Tanzania, the Ocean Rig Poseidon is scheduled to commence a three-year drilling contract with ENI Angola S.p.A., or ENI, in the second quarter of 2013 for drilling operations offshore Angola at a maximum dayrate of $690,300, which is the average maximum dayrate applicable during the initial three-year term of the contract.  During the term of the contract, the initial maximum dayrate of $670,000 will increase annual at a rate of 3%, beginning twelve months after the commencement date.  The contract also includes a mobilization rate of $656,600 per day, plus reimbursement for the cost of fuel, and a demobilization fee of $5.0 million.  Under the contract, ENI has the option to extend the term of the contract by two optional periods of one year each.  In the event ENI exercises the option for both optional years on or before the date the contract is commenced, the maximum dayrate will decrease by $15,000 per day and, in the event ENI exercises the option for both optional years within the first year of the date the contract is commenced, the maximum dayrate will decrease by $10,000 per day.

The Ocean Rig Mykonos commenced a three-year drilling contract, plus a mobilization period, with Petrobras Brazil, on September 30, 2011, for drilling operations offshore Brazil at a maximum dayrate of $441,000 (including service fees of $77,000 per day, based on the contracted rate in Real and the March 1, 2013 exchange rate of R$1.97: $1.00), plus a mobilization fee of $30.0 million. The contract is scheduled to expire in February 2015.

In addition, we have entered into a three-year drilling contract with Repsol for drilling operations offshore Brazil for the Ocean Rig Mylos, our seventh generation drillship scheduled for delivery in July 2013, which is expected to commence following delivery of the drillship from the shipyard or to the drilling location and the provisional acceptance of the drillship by Repsol.  We are entitled to receive an average maximum dayrate of $624,842 over the term of the contract. A portion of the average maximum dayrate is service fees payable in Brazilian Real and such dayrate is based on the March 1, 2013 exchange rate of R$1.97:$1.00. Under the contract, Repsol has options to extend the contract for up to two years beyond the initial three-year contract period.

Further, we have entered into a three-year contract with ConocoPhillips Angola 36 and 37 Ltd, or ConocoPhillips, for drilling operations offshore Angola for the Ocean Rig Athena, our seventh generation drillship scheduled for delivery in November 2013, which is expected to commence following the delivery of the drillship from the shipyard or to the drilling location.  We are entitled to a maximum dayrate of approximately $648,096, which is the average maximum dayrate applicable during the initial three-year term of the contract, plus a lump-sum mobilization fee of $35,227,500, exclusive of fuel costs. Under the contract, the initial maximum dayrate of $633,500 is subject to a fixed annual escalation of approximately 2% during the contract period. In addition, Conoco Phillips has the option to extend the duration of the contract for two years.

We have also received a letter of award from a major oil company for a three-year drilling contract offshore West Africa with an estimated backlog of approximately $680.0 million, including mobilization, for the Ocean Rig Apollo, our seventh generation drillship scheduled for delivery in January 2015. The contract is scheduled to commence in the first quarter of 2015. The customer has the option to extend the term of the contract for four periods of six months each, with the first option exercisable not less than one year before completion date. We have the option to elect the Ocean Rig Apollo or a similar vessel, to drill under this contract. The contract is subject to definitive documentation and customary conditions.

The total contracted backlog under our drilling contracts for our drilling units, including our rigs, as of March 4, 2013, was $4.4 billion. We calculate our contract backlog by multiplying the contractual dayrate under all of our employment contracts for which we have firm commitments as of March 4, 2013, by the minimum expected number of days committed under such contracts (excluding any options to extend), assuming full utilization. There can be no assurance that the counterparties to such contracts will fulfill their obligations under the contracts. See the section of this annual report entitled "Item 3. Key Information—Risk Factors—Risks Relating to Our Company—Our future contracted revenue for our fleet of drilling units may not be ultimately realized."

Unless otherwise stated, all references to maximum dayrates included in this annual report are exclusive of any applicable annual contract revenue adjustments, which generally result in the escalation of the dayrates payable under the drilling contracts.

Management of Our Fleet

Our wholly owned subsidiary, Ocean Rig AS, provides supervisory management services including onshore management, to our operating drilling rigs and drillships pursuant to separate management agreements entered into with each of the drilling unit-owning subsidiaries. Ocean Rig AS also provides supervisory management services for our seventh generation drillships under construction.

Under the terms of these management agreements, Ocean Rig AS, through its affiliates in Stavanger, Norway, Aberdeen, United Kingdom and Houston, Texas, is responsible for, among other things, (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment of the drilling units, and (iii) providing commercial, technical and operational management for the drillships.

In addition, we have engaged Cardiff Drilling, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, to provide us with consulting and other services with respect to the arrangement of employment for, and relating to the purchase and sale of, our drilling units.  See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Global Services Agreements."

The Offshore Drilling Industry

In recent years, the international drilling market has seen an increasing trend towards deep and ultra-deepwater oil and gas exploration. As shallow water resources mature, deep and ultra-deepwater regions are expected to play an increasing role in offshore oil and gas exploration and production. According to industry sources, the industry-wide global ultra-deepwater market has seen rapid development over the last six years, with dayrates increasing from approximately $180,000 in 2004 to above $600,000 in 2008. As of February 2013, the market level is approximately $600,000. The ultra-deepwater market rig utilization rate has been stable, above 80% since 2000 and above 97% since 2006. The operating units capable of drilling in ultra-deepwater depths of greater than 7,500 feet consist mainly of fifth and sixth generation units, and also include certain older upgraded units. The in-service fleet as of February 2013 totaled 121 units, and is expected to grow to 206 units upon the scheduled delivery of the current newbuild orderbook by the end of 2020. Historically, an increase in supply has caused a decline in utilization and dayrates until drilling units are absorbed into the market. Accordingly, dayrates have been very cyclical. We believe that the largest undiscovered offshore reserves are mostly located in ultra-deepwater fields and primarily located in the "golden triangle" between West Africa, Brazil and the Gulf of Mexico, as well as in East Africa, Australia and Southeast Asia. The location of these large offshore reserves has resulted in more than 90% of the floating drilling unit, or floater, orderbook being represented by ultra-deepwater units. Furthermore, due to increased focus on technically challenging operations and the inherent risk of developing offshore fields in ultra-deepwater, particularly in light of the Deepwater Horizon accident in the Gulf of Mexico, in which we were not involved, oil companies have already begun to show a preference for modern units more capable of drilling in these challenging environments.

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

Our Customers

Our customers are generally major oil companies, integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. We, together with our predecessor, Ocean Rig ASA, have an established history with 151 wells drilled in 18 countries for 29 different customers as of March 2013.

For the years ended December 31, 2010, 2011 and 2012, the following customers, which represent all of our customers for the years indicated, accounted for more than 10% of our consolidated annual revenues:

Customer	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
Customer A	57%	36%	-
Customer B	43%	18%	49%
Customer C	-	-	18%
Customer D	-	33%	12%
Customer E	-	13%	-

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

From time to time, contracts with customers in the offshore drilling industry may contain terms whereby the customer has an option to cancel upon payment of an early termination payment, but where such payments may not fully compensate for the loss of the contract. Contracts also customarily provide for either automatic termination or termination at the option of the customer typically without the payment of any termination fee, under various circumstances such as major nonperformance, in the event of substantial downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events. Many of these events are beyond our control.

We expect that provisions of future contracts will be similar to those in our current contracts for our drilling units. See "—Employment of our Fleet."

Competition

The offshore contract drilling industry is competitive with numerous industry participants, few of which at the present time have a dominant market share. The drilling industry has experienced consolidation in recent years and may experience additional consolidation, which could create additional large competitors. Many of our competitors have significantly greater financial and other resources, including more drilling units, than us. We compete with offshore drilling contractors that, as of February 2013, together have approximately 195 deepwater and ultra-deepwater drilling units worldwide, defined as units with water depth capacity of 3,000 feet or more.

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

Drilling contracts are traditionally awarded on a competitive bid basis. Intense price competition is often the primary factor in determining which qualified contractor is awarded a contract. Customers may also consider unit availability, location and suitability, a drilling contractor's operational and safety performance record, and condition and suitability of equipment. We believe that we compete favorably with respect to these factors.

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

For example, the United Nations' International Maritime Organization, or IMO, has adopted MARPOL. Annex VI to regulate harmful air emissions from ships, which include rigs and drillships. Amendments to the Annex VI regulations which entered into force on July 1, 2010, require a progressive reduction of sulfur oxide levels in heavy bunker fuels and create more stringent nitrogen oxide emissions standards for marine engines in the future. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, as will (effective January 1, 2014), the United States Caribbean Sea. We may incur costs to comply with these revised standards. Rigs and drillships must comply with MARPOL limits on emissions of sulfur oxide, nitrogen oxide, chlorofluorocarbons and other air pollutants, except that the MARPOL limits do not apply to emissions that are directly related to drilling, production, or processing activities. We believe that all of our drilling units are currently compliant in all material respects with these regulations.

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

Numerous governmental agencies issue regulations to implement and enforce the laws of the applicable jurisdiction, which often involve lengthy permitting procedures, impose difficult and costly compliance measures, particularly in ecologically sensitive areas, and subject operators to substantial injunctive relief and administrative, civil and criminal penalties for failure to comply. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly compliance or limit contract drilling opportunities, including changes in response to a serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico, in which we were not involved, could adversely affect our financial results. While we believe that we are in substantial compliance with the current laws and regulations, there is no assurance that compliance can be maintained in the future.

In addition to the MARPOL, OPA, and CERCLA requirements described above, our international operations are subject to various other international conventions and laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain jurisdictions. Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition.

Insurance for Our Offshore Drilling Units

We maintain insurance for our drilling units in accordance with industry standards. Our insurance is intended to cover normal risks in our current operations, including insurance against property damage, loss of hire, war risk and third-party liability, including pollution liability. The insurance coverage is established according to the Norwegian Marine Insurance Plan of 1996, version 2010, but excluding collision liabilities which are covered by the Protection and Indemnity insurance. We have obtained insurance for the full assessed market value of our drilling units, as assessed by rig brokers. Our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $10,000 per event and in the case of other hull and machinery claims, our deductible is $1.5 million per event. Our insurance coverage may not protect fully against losses resulting from a required cessation of drilling unit operations for environmental or other reasons. We also have loss of hire insurance cover for approximately one year which becomes effective after 45 days. This loss of hire insurance is recoverable only if there is physical damage to the rig or equipment which is caused by a peril against which we are insured. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our negligence. In addition, insurance may not be available to us at all or on terms acceptable to us, and there is no guarantee that even if we are insured, our policy will be adequate to cover our loss or liability in all cases. We plan to maintain insurance for our seventh generation drillships upon their delivery to us in accordance with the Norwegian Marine Insurance Plan of 1996, version 2010. This insurance would also be intended to cover normal risks in our current operations, including insurance against property damage, loss of hire and war risks. Third-party liability, including pollution liability and collision liability, is covered under our protection and indemnity insurance.

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

C.            Organizational Structure

For a full list of our subsidiaries, please see Exhibit 8.1 to this annual report. All of the subsidiaries are, directly or indirectly, wholly-owned by Ocean Rig UDW Inc., except for Ocean Rig Deepwater Drilling Ltd., of which all but one of the issued and outstanding shares is owned by Ocean Rig UDW Inc. and the remaining outstanding share is owned by a director of the company, and Ocean Rig Angola Ltd., which is 51% owned by Angolan shareholders and 49% owned by Ocean Rig UDW Inc.

As of March 20, 2013, DryShips (NASDAQGS: DRYS) owned approximately 59.4% of our total outstanding common shares.

D.            Property, Plants and Equipment

We do not own any real property. We maintain our principal executive offices in Nicosia, Cyprus and certain of our subsidiaries lease office space from unaffiliated third parties for offices in Stavanger, Norway, Houston, Texas, Aberdeen, United Kingdom, Accra, Ghana, Rio de Janeiro, Brazil, Dar es Salam, Tanzania, Abidjan, Ivory Coast and Geoje, South Korea. Our interests in the drilling units in our fleet are our only material properties. See "—B. Business Overview—Our Fleet" in this section.

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

A.             Operating Results

Overview

We are an international offshore drilling contractor providing oilfield services and drilling vessels for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. We, through our wholly-owned subsidiaries, currently own and operate two modern, fifth generation ultra-deepwater semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and four sixth generation advanced capability ultra-deepwater drillships, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon, and the Ocean Rig Mykonos, which were delivered to us on January 3, 2011, March 30, 2011, July 28, 2011 and September 30, 2011, respectively. We have newbuilding contracts with Samsung for the construction of the four seventh generation drillships, the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo. These newbuilding drillships are currently scheduled for delivery in July 2013, October 2013, November 2013 and January 2015, respectively.

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

In December 2007, Primelead Limited, our wholly-owned subsidiary, acquired approximately 30.4% of the outstanding capital stock of Ocean Rig ASA from Cardiff Marine Inc., or Cardiff Marine, a company controlled by the Chairman, President and Chief Executive Officer of DryShips and us. After acquiring more than 33% of Ocean Rig ASA's outstanding shares through a series of transactions through April 2008, we launched a mandatory offer for the remaining shares of Ocean Rig ASA at a price of NOK45 per share, or $8.89 per share, as required by Norwegian law.  We gained control over Ocean Rig ASA on May 14, 2008. As of July 10, 2008, we held 100% of the shares of Ocean Rig ASA, or 163.6 million shares, which we acquired at a total cost of $1.4 billion.

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

On December 21, 2010, we completed the sale of an aggregate of 28,571,428 of our common shares (representing approximately 22% of our outstanding common shares) in the 2010 Private Offering. A company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of our outstanding common shares, in the 2010 Private Offering at the offering price of $17.50 per share. We received approximately $488.3 million of net proceeds from the private offering, of which we used $99.0 million to purchase our option contract with Samsung from DryShips, our parent company. We applied the remaining proceeds to partially fund remaining installment payments for our newbuilding drillships and general corporate purposes. Following the completion of the 2010 Private Offering, DryShips owned approximately 78% of our outstanding common shares.

On April 27, 2011, we completed the issuance of $500.0 million aggregate principal amount of 9.5% senior unsecured notes due 2016 offered in the 2011 Unsecured Bond Offering.  The net proceeds of the 2011 Unsecured Bond Offering of approximately $487.5 million were used to finance our newbuilding drillships program and for general corporate purposes.

On August 26, 2011, we commenced the Exchange Offer to exchange up to 28,571,428 shares of our new common stock that were registered under the Securities Act pursuant to a registration statement on Form F-4 (Registration No. 333-175940), for an equivalent number of our common shares previously sold in the 2010 Private Offering. On September 29, 2011, an aggregate of 28,505,786 common shares were exchanged in the Exchange Offer.

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

On November 3, 2011, the OceanFreight merger was completed, following approval by shareholders of OceanFreight at a special meeting of shareholders held on November 3, 2011. Following the completion of the merger, OceanFreight is a wholly-owned subsidiary of DryShips. Under the terms of the merger agreement, OceanFreight shareholders received $11.25 cash and 0.52326 of a share of our common stock per share of OceanFreight common stock previously owned. Our common shares that comprised the stock portion of the merger consideration were previously outstanding shares that were owned by DryShips. Following the closing of the merger, DryShips transferred $33.1 million in cash and 1,541,159 shares of our common shares to shareholders of OceanFreight, other than the entities controlled by Mr. Anthony Kandylidis, the Chief Executive Officer of OceanFreight and our Executive Vice President.  Prior to the completion of the merger, DryShips acquired from entities controlled by Mr. Kandylidis all of their shares of OceanFreight, representing a majority of the then outstanding shares of OceanFreight, for the same consideration per share that the OceanFreight shareholders received in the OceanFreight merger, the equity portion of which consisted of an aggregate of 1,570,226 of our common shares.

On April 17, 2012, DryShips completed the public offering of an aggregate of 11,500,000 of our common shares owned by DryShips. Companies affiliated with our Chairman and Chief Executive Officer purchased a total of 2,185,000 common shares from DryShips at the public offering price of $16.25 per share.

Effective as of June 2012, we issued an aggregate of 28,200 restricted common shares to our management and employees under the Ocean Rig UDW Inc. 2012 Equity Incentive Plan.

On September 20, 2012, Drill Rigs Holdings, our wholly-owned subsidiary, completed the issuance of $800 million of aggregate principal amount of Senior Secured Notes in the 2012 Secured Bond Offering. We used the net proceeds of the 2012 Secured Bond Offering to fully repay outstanding indebtedness under our $1.04 billion senior secured credit facility (amounting to $487.5 million as of June 30, 2012) and for the purposes of financing offshore drilling rigs, and to pay all fees and expenses associated therewith.

As of March 20, 2013, DryShips owned approximately 59.4% of our common shares.

Our Drilling Rigs

Our drilling rigs are marketed for offshore exploration and development drilling programs worldwide, with particular focus on drilling operations in ultra-deepwater and harsh environments. The Leiv Eiriksson, delivered in 2001, has a water depth drilling capacity of 7,500 feet.  Since 2001, it has drilled 47 deepwater and ultra-deepwater wells as of March 2013 in a variety of locations, including Angola, Congo, Greenland, Turkey, Norway, the United Kingdom and Ireland, in addition to five shallow-water wells.

The Eirik Raude, delivered in 2002, has a water depth drilling capacity of 10,000 feet. Since 2002, it has drilled 74 deepwater and ultra-deepwater wells as of March 2013 in countries such as Canada, Ghana, Norway, Ivory Coast and the United Kingdom, and the Gulf of Mexico, in addition to six shallow-water wells.

For information on the employment of our drilling rigs, please see "Item 4. Information on the Company—B. Business Overview—Employment of our Fleet—Employment of Our Drilling Rigs."

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

In addition, we have entered into contracts with Samsung for the construction of four seventh generation drillships, the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo, scheduled for delivery in July 2013, October 2013, November 2013 and January 2015, respectively, in connection with which we had made total payments of $879.4 million to Samsung, as of December 31, 2012. The total project cost per drillship, excluding financing costs, ranges between $668.0 million and $678.0 million.

For information on the employment of our drillships, please see "Item 4. Information on the Company—B. Business Overview—Employment of our Fleet—Employment of Our Drillships."

We also have options with Samsung for the construction of up to two additional ultra-deepwater drillships, which would be "sister-ships" to our seventh generation drillships. On September 3, 2012, we entered into an addendum to our option contract with Samsung to extend the deadline for exercising these options from October 4, 2012 to March 31, 2013, with the vessels being delivered on the earliest available delivery dates based on the production schedule, as determined by Samsung in its reasonable discretion, and at a price to be mutually agreed at the time of the option declaration. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Purchase of Drillship Options from DryShips."

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

In addition, we have engaged Cardiff Drilling, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, to provide us with consulting and other services with respect to the arrangement of employment for, and relating to the purchase and sale of, our drilling units.  See "Item 7. Major Shareholders and Related Party Transacitons—B. Related Party Transactions—Services Agreements."

The services provided by Ocean Rig AS and Cardiff Drilling overlap mainly with respect to negotiating shipyard orders and providing marketing for potential contractors.

Previously, we had management agreements with Cardiff Marine pursuant to which Cardiff Marine provided supervisory services in connection with the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia.  These agreements were terminated effective December 21, 2010.  See "—Management Fees to Related Party" below.

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

Management Fees to Related Party

From October 19, 2007 to December 21, 2010, we were party to, with respect to the Ocean Rig Corcovado and the Ocean Rig Olympia, separate management agreements with Cardiff Marine pursuant to which Cardiff Marine provided additional supervisory services in connection with these drillships including, among other things: (i) assisting in securing the required equity for the construction; (ii) negotiating, reviewing and proposing finance terms; (iii) assisting in marketing towards potential contractors; (iv) assisting in arranging, reviewing and supervising all aspects of building, equipment, financing, accounting, record keeping, compliance with laws and regulations; (v) assisting in procuring consultancy services from specialists; and (vi) assisting in finding prospective joint-venture partners and negotiating any such agreements. Pursuant to the management agreements, we paid Cardiff Marine a management fee of $40,000 per month per drillship plus (i) a chartering commission of 1.25% on revenue earned; (ii) a commission of 1.0% on the shipyard payments or purchase price paid for drillships; (iii) a commission of 1.0% on loan financing; and (iv) a commission of 2.0% on insurance premiums. In accordance with the Addenda No. 1 to the above management agreements, dated as of December 1, 2010, these management agreements were terminated effective December 21, 2010; however, all obligations to pay for services rendered by Cardiff Marine prior to termination remained in effect. As of December 31, 2010, these obligations totaled $5.8 million. For the years ended December 31, 2012, 2011 and 2010, total charges from Cardiff under the management agreement amounted to $0, $5.8 million and $4.0 million, respectively, which were capitalized as drillship under construction cost, being a cost directly attributable to the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia.

General and Administrative Expenses

Our general and administrative expenses mainly include the costs of our offices, including salary and related costs for members of senior management and our shore-side employees.

Interest and Finance Costs

As of December 31, 2012, 2011 and 2010, we had total indebtedness of $2.9 billion, $2.78 billion and $1.26 billion, respectively. We capitalize our interest on the debt we have incurred in connection with our drillships under construction.

Critical Accounting Policies

Advances for drillships under construction:     This represents amounts expended by us in accordance with the terms of the construction contracts for drillships as well as with a related party in connection with on-site supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. The carrying value of rigs and drillships under construction, or newbuildings, represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, commissions to related party, construction supervision, equipment, or OFEs, spare parts, capitalized interest, certain non-reimbursable costs related to first time mobilization and commissioning costs. No charge for depreciation is made until commissioning of the newbuilding has been completed and it is ready for its intended use.

Capitalized interest:     Interest expense is capitalized during the construction period of rigs and drillships based on accumulated expenditures for the applicable project at our current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate, or the capitalization rate, to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. We do not capitalize amounts in excess of actual interest expense incurred in the period. If our financing plans associate a specific new borrowing with a qualifying asset, we use the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to our other borrowings.

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

Impairment of long-lived assets:    We review for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, we review our assets for impairment on a rig by rig and drillship by drillship and asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. We evaluate the carrying amounts of our drilling rigs and drillships by obtaining independent appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, drilling rig/drillship sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the drilling rigs' and drillships' future performance, with the significant assumptions being related to drilling rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each rig/drillship. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, we determine undiscounted projected net operating cash flows for each rig/drillship and compare them to the rig or drillship's carrying value. The projected net operating cash flows are determined by considering the drilling revenues from existing drilling contracts for the fixed days and an estimated daily rate equivalent for the unfixed days. The salvage value used in the impairment test is estimated to be $35 million and $50 million for drilling rigs and drillships, respectively, in accordance with our depreciation policy. If our estimate of undiscounted future cash flows for any drilling rig or drillship is lower than the carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. Our analysis for the year ended December 31, 2012, which also involved sensitivity tests on the drilling rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances ranging from 97.5% to 92.5%, indicated no impairment on any of our drilling rigs or drillships. Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long drilling rates and drilling rig and drillship values will remain at their currently high levels. As a result of the impairment review, we determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2010, 2011 and 2012.

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

Well contracts:    Well contracts are contracts under which the assignment is to drill a certain number of wells. Revenue from dayrate-based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements are initially deferred and recognized as revenues and expenses, as applicable, over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Demobilization fees and expenses are recognized over the demobilization period. All revenues for well contracts are recognized as "Service revenues" in the statement of operations.

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

Results of Operations

Included in this document are our audited consolidated historical financial statements for the years ended December 31, 2012, 2011 and 2010.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

	Year Ended December 31, 2011	Year Ended December 31, 2012	Change	Percentage Change

REVENUES:
Total revenues	699,649	941,903	242,254	34.6%

EXPENSES:
Drilling rigs and drillships operating expenses	281,833	563,583	281,750	100.0%

Depreciation	162,532	224,479	61,947	38.1%
Loss on disposals	754	133	(621)	-82.4%
General and administrative expenses	46,718	83,647	36,929	79.0%
Legal settlements and other, net	-	4,524	4,524	-
Operating income	207,812	65,537	(142,275)	-68.5%

OTHER INCOME/(EXPENSES):
Interest and finance costs	(63,752)	(116,427)	(52,675)	82.6%
Interest income	9,810	553	(9,257)	-94.4%
Loss on interest rate swaps	(33,455)	(36,974)	(3,519)	10.5%
Other, net	2,311	(1,068)	(3,379)	-146.2%
Total other income/(expenses),net	(85,086)	(153,916)	(68,830)	80.9%

Net income/(loss) before taxes	122,726	(88,379)	(211,105)	-172.0%
Income Taxes	(27,428)	(43,957)	(16,529)	60.3%
Net Income/(Loss)	95,298	(132,336)	(227,634)	-238.9%

Revenues

Revenues from drilling contracts increased by $242.3 million, or 34.6%, to $941.9 million for the year ended December 31, 2012, as compared to $699.6 million for the year ended December 31, 2011. The increase is primarily attributable to the operation of the Ocean Rig Mykonos and the Ocean Rig Poseidon that commenced drilling activities after the third quarter of 2011, which contributed $353.0 million in aggregate revenues during the year ended December 31, 2012, as compared to $78.4 million in aggregate revenues during the same period in 2011. Further, the Ocean Rig Olympia and the Ocean Rig Corcovado, which commenced drilling activities during the first and second quarters of 2011, respectively, contributed $291.9 million in aggregate revenues during the year ended December 31, 2012, as compared to $219.5 million in aggregate revenues during the same period in 2011, which were offset by decreased revenues amounting to an aggregate of $94.3 million contributed by the Leiv Eiriksson and the Eirik Raude, due to lower rates and utilization during 2012. The maximum dayrates for the contracts on which our drilling units were employed during the year ended December 31, 2012, ranged between approximately $441,000 and $675,000 per day. The maximum day rates for the contracts on which our drilling units were employed during the year ended December 31, 2011, ranged between approximately $415,000 and $665,473 per day. Revenues for the year ended December 31, 2012, also include $24.6 million for loss of hire insurance recovery related to Ocean Rig Corcovado.

Operating expenses

Drilling rigs and drillships operating expenses increased by $281.8 million, or 100.0%, to $563.6 million for the year ended December 31, 2012, compared to $281.8 million for the year ended December 31, 2011. The increase in operating expenses was mainly due to the commencement of drilling operations of the Ocean Rig Mykonos and the Ocean Rig Poseidon, resulting in operating expenses of $159.3 million in total during the year ended December 31, 2012, as compared to operating expenses of $33.1 million in total for the same period in 2011. In addition, for the year ended December 31, 2012, the operating expenses relating to the Leiv Eiriksson, the Eirik Raude and the Ocean Rig Corcovado increased by $116.4 million, mainly due to a more extensive maintenance program and upgrades performed during the year ended December 31, 2012. Furthermore, operating expenses related to the Ocean Rig Olympia increased by $25.3 million during year ended December 31, 2012, due to the fact that the drillship operated for the entire period, as compared to the year ended December 31, 2011, when the drillship operated for a shorter period. Further, a growing resource team of technicians contributed $13.8 million of operating expenses during year ended December 31, 2012.

Depreciation and amortization expense

Depreciation and amortization expense for the drilling units increased by $62.0 million, or 38.2%, to $224.5 million for the year ended December 31, 2012, as compared to $162.5 million for the year ended December 31, 2011. The increase in depreciation and amortization expense was mainly attributable to the aggregate of $72.9 million of depreciation expense related to the depreciation of the Ocean Rig Poseidon and the Ocean Rig Mykonos, which were delivered during the third quarter of 2011, as compared to an aggregate of $23.1 million of depreciation expense for the same period in 2011. In addition, the Ocean Rig Olympia contributed $8.9 million more in depreciation expense for the year ended December 31, 2012, as compared to the same period of 2011, due to the Company's ownership of the drillship for the full year ended December 31, 2012. The Ocean Rig Corcovado also contributed $3.9 million more in depreciation expense during 2012 due to upgrades performed early this year.

Loss on disposals

Loss on asset disposals amounted to $0.1 million for the year ended December 31, 2012, while for the relevant period in 2011, there was a loss amounting to $0.8 million, related to disposal of office equipment.

General and administrative expenses

General and administrative expenses increased by $36.9 million, or 79.0%, to $83.6 million for the year ended December 31, 2012, as compared to $46.7 million for year ended December 31, 2011. This increase is mainly due to increased costs related to the management of a larger fleet, as well as expenses related to the operation of the Company's office in Brazil that commenced operations in late 2011.

Legal Settlements and other, net

The amount of $4.5 million consists of $6.4 million (loss) in legal settlements which is mainly related to a claim settlement related to import/export taxes duties in Angola that was settled during the second quarter of 2012, offset by a $1.9 million gain related to a settlement of an old dispute with one of our contractors. No such items are included in the relevant period of 2011.

Interest and finance costs

Interest and finance costs increased by $52.6 million, or 82.4%, to $116.4 million for year ended December 31, 2012, compared to $63.8 million for the year ended December 31, 2011. The increase is mainly associated with a higher level of debt during the year ended December 31, 2012, as compared to the corresponding period of 2011. In addition, capitalized interest and amortization of financing costs decreased by $12.8 million and $4.8 million, respectively.

Interest income

Interest income decreased by $9.2 million, or 93.9%, to $0.6 million for the year ended December 31, 2012, compared to $9.8 million for the year ended December 31, 2011. The decrease was mainly due to lower interest rates on our deposits during 2012 as compared to 2011.

Loss on interest rate swaps

Losses on interest rate swaps increased by $3.5 million, or 10.5%, to $37.0 million for year ended December 31, 2012, as compared to $33.5 million for the year ended December 31, 2011. The loss for the year ended December 31, 2012, was mainly due to discontinued cash flow hedges amortization increase by approximately $13.0 million due to repayment of the Company's $1.04 billion credit facility,  partially offset by favorable trends of mark to market losses of outstanding swap positions..

Other, net

Other, net decreased by $3.4 million, or 147.8% to a loss of $1.1 million for year ended December 31, 2012, compared to a gain of $2.3 million for the year ended December 31, 2011. The decrease is mainly due to foreign currency exchange rate differences.

Income taxes

Income taxes increased by $16.6 million, or 60.6%, to $44.0 million for year ended December 31, 2012, compared to $27.4 million for the year ended December 31, 2011. Because our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

(U.S. Dollars in thousands)	Year Ended December 31, 2010	Year Ended December 31, 2011	Change	Percentage Change
REVENUES:
Total revenues	405,712	699,649	293,937	72.4%

EXPENSES:
Drilling rigs and drillships operating expenses	119,369	281,833	162,464	136.1%
Depreciation and amortization	75,092	162,532	87,440	116.4%
Loss on disposals	1,458	754	(704)	(48.3%)
General and administrative expenses	20,566	46,718	26,152	127.2%
Operating income	189,227	207,812	18,585	9.8%

OTHER INCOME / (EXPENSES):
Interest and finance costs	(8,418)	(63,752)	55,334	657.3%
Interest income	12,464	9,810	(2,654)	(21.3%)
Loss on interest rate swaps	(40,303)	(33,455)	6,848	(17.0%)
Other, net	2,227	2,311	84	3.8%
Total other income/(expenses), net	(34,030)	(85,086)	51,056	150.0%

Net Income/(loss) before taxes	155,197	122,726	(32,471)	(20.9%)
Income taxes	(20,436)	(27,428)	(6,992)	34.2%
Net Income/(Loss)	$134,761	$95,298	$(39,463)	(29.3%)

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

Operating expenses

Drilling rigs and drillships operating expenses increased by $162.4 million, or 136.0%, to $281.8 million for the year ended December 31, 2011, compared to $119.4 million for the year ended December 31, 2010. The increase in operating expenses of $162.5 million is mainly due to $132.3 million in increased operating expenses from the commencement of drilling operations of the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos during 2011, $15.3 million related to the 10-year class survey of the Leiv Eiriksson and $15.0 million in increased operating expenses relating to the Eirik Raude due to a more extensive maintenance program performed during 2011.

Depreciation and amortization expense

Depreciation and amortization expense for the drilling rigs and drillships increased by $87.4 million, or 116.4%, to $162.5 million for the year ended December 31, 2011, as compared to $75.1 million for the year ended December 31, 2010. The increase in depreciation and amortization was attributable to the depreciation related to our four operating drillships delivered during 2011.

Loss on disposal of assets

Loss on disposal of assets amounting to $0.8 million and $1.5 million for the years ended December 31, 2011 and 2010, respectively, related to the disposal of rig equipment.

General and administrative expenses

General and administrative expenses increased by $26.1 million, or 126.7%, to $46.7 million for the year ended December 31, 2011, as compared to $20.6 million for the year ended December 31, 2010. The increase of $20.9 million is mainly due to increased costs relating to the management of six drilling units during the year ended December 31, 2011, as compared to two drilling units during the year ended December 31, 2010, as well as professional fees related to our exchange offer completed in September 2011.

Interest and finance costs

Interest and finance costs increased by $55.4 million, or 659.5%, to $63.8 million for the year ended December 31, 2011, compared to $8.4 million for the year ended December 31, 2010. The increase is mainly due to higher average debt, costs associated with debt issuance and increased interest rates during 2011.

Interest income

Interest income decreased by $2.7 million, or 21.6%, to $9.8 million for the year ended December 31, 2011, compared to $12.5 million for the year ended December 31, 2010. The decrease was due to lower interest rates on our deposits during 2011, although the average cash balances increased significantly during the same period.

Loss on interest rate swaps

Loss on interest rate swaps decreased by $6.8 million, or 16.9%, to $33.5 million for the year ended December 31, 2011, compared to a loss of $40.3 million for the year ended December 31, 2010. The loss for the year ended December 31, 2011 is mainly due to mark to market losses of outstanding swap positions as interest rates trended downwards.

Other, net

Other, net increased by $0.1 million, or 4.5%, to a gain of $2.3 million for the year ended December 31, 2011, compared to a gain of $2.2 million for the year ended December 31, 2010. The increase  is due to foreign exchange gain, which was offset by net losses on currency forward contracts.

Income taxes

Income taxes increased by $7.0 million, or 34.3%, to $27.4 million for the year ended December 31, 2011, compared to $20.4 million for the year ended December 31, 2010. As our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

B.             Liquidity and Capital Resources

As of December 31, 2012, we had $192.7 million of restricted cash relating mainly to: (i) bank deposits which are blocked or pledged as cash collateral; and (ii) required minimum cash and cash equivalents. Our restricted cash balances as of December 31, 2012 increased by $10.6 million, or 5.8%, to $192.7 million, compared to $182.1 million as of December 31, 2011. The increase in restricted cash balances was primarily due to an increase of $65.8 million in aggregate restricted cash related to our Deutsche Bank credit facilities and cash collateral required by a new swap agreement. This increase was primarily offset by a decrease of $55.0 million in aggregate restricted cash related to the repayment of our $1.04 billion senior secured credit facility and the amendment to our $800.0 million senior secured term loan agreement.

As of December 31, 2012, we had $317.4 million of cash and cash equivalents. Our cash and cash equivalents increased by $66.5 million, or 26.5%, to $317.4 million as of December 31, 2012, compared to $250.9 million as of December 31, 2011. The increase in our cash and cash equivalents relates mainly to the receipt of $800.0 million in gross proceeds from the issuance and sale of Senior Secured Notes in the 2012 Secured Bond Offering and net cash provided by operating activities of $278.3 million, which were partly offset by payments of yard installments and capital upgrades amounting to $310.1 million in the aggregate and loan repayments amounting to $671.7 million in the aggregate.

As of December 31, 2012 and December 31, 2011, we had total indebtedness, on a consolidated basis, of $2.9 billion and $2.7 billion, respectively, under our outstanding debt agreements, excluding unamortized financing fees. Our total indebtedness as of December 31, 2012 increased by $0.2 billion, or 7.4%, to $2.9 billion, compared to $2.7 billion as of December 31, 2011 due to the issuance and sale of $800 million aggregate principal amount of Senior Secured Notes in the 2012 Secured Bond Offering, which was partly offset by payments and repayments of long- and short-term loans.

As of December 31, 2012, we had no available borrowing capacity under our secured credit facilities and aggregate debt outstanding of $2.9 billion. However, as discussed below, we entered into a $1.35 billion secured term loan facility in February 2013, under which we have borrowing capacity of $1.35 billion.  As of December 31, 2012, we were in compliance with all covenants related to our outstanding debt agreements. Please refer to the discussion on Long-term Debt as detailed in Note 9 of our audited consolidated financial statements.

As of December 31, 2012, our total purchase commitments consisted of the remaining construction expenses of approximately $1.6 billion relating to the construction of our four seventh generation drillships under construction, which are scheduled to be delivered in July 2013, October 2013, November 2013 and January 2015, respectively. The estimated total project cost per drillship for our seventh generation drillships under construction, excluding financing costs, ranges between $668.0 million and $678.0 million. As of December 31, 2012, we made pre-delivery payments of $879.4 million in the aggregate for these newbuilding drillships. The remaining total construction payments for these drillships, excluding financing costs, amounted to approximately $1.6 billion in the aggregate as of December 31, 2012. We plan to finance these remaining payments, which are due upon delivery of the drillships, with new debt or equity financing, which we have not yet secured in full.  In February 2013, we entered into a $1.35 billion senior secured term loan facility to partially finance the construction costs of our three seventh generation drillships scheduled for delivery in 2013. We cannot be certain that we will be able to obtain the additional financing we need to complete the acquisition of our seventh generation drillships on acceptable terms or at all.

We may exercise our options under our contract with Samsung to purchase up to two additional newbuilding drillships any time on or prior to March 31, 2013. To the extent we exercise any of these options, we will incur additional payment obligations for which we have not arranged financing.

Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital surplus amounted to $91.5 million as of December 31, 2012, as compared to a working capital surplus of $68.9 million as of December 31, 2011.  The increase in working capital surplus as of December 31, 2012, as compared to December 31, 2011, is primarily due to our increased cash balance and the decrease of the debt falling due within a year.

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

Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the drilling market deteriorate, or should we experience poor results in our operations, cash flow from operations may be reduced. As of December 31, 2012, assuming the drilling or financing markets do not deteriorate, we believe that our current cash balances and operating cash flow, together with the proceeds of any debt or equity issuances in the future, will be sufficient to meet our liquidity needs for the next 12 months, including minimum cash requirements under our secured credit facilities, under which $176.7 million is due in 2013 and our newbuilding contracts, under which an aggregate of approximately $1.2 billion is due in 2013. Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.

Compliance with Covenants under Our Debt Agreements

Our debt agreements, including the indenture governing our Senior Secured Notes, impose operating and financial restrictions on us. These restrictions generally limit our ability to, among other things (i) pay dividends; (ii) incur or guarantee additional indebtedness; (iii) create or permit liens on our assets; (iv) change the management and/or ownership of the drilling units; (v) change the general nature of their business; (vi) consummate a merger, consolidation or sale of our drilling units or the shares of our subsidiaries; (vii) make investments; and (viii) enter into transactions with affiliates.

In addition, our secured credit facilities, which are secured by mortgages on our operating drillships, require us and certain of our subsidiaries to maintain specified financial ratios and satisfy certain financial covenants, including the requirement that that the market value of the mortgaged drillships under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a value maintenance clause. In general, these financial covenants relate to the maintenance of (i) minimum amount of free cash; (ii) leverage ratio not to exceed specified levels; (iii) minimum interest coverage ratio; (iv) minimum current ratio (the ratio of current assets to current liabilities); and (v) minimum equity ratio (the ratio of value adjusted equity to value adjusted total assets). Any future credit agreement or amendment or debt instrument we enter into may contain similar or more restrictive covenants.

Events beyond our control, including changes in the economic and business conditions in the deepwater offshore drilling market in which we operate, may affect our ability to comply with these ratios and covenants. Our ability to maintain compliance will also depend substantially on the value of our assets, our dayrates, our ability to obtain drilling contracts, our success at keeping our costs low and our ability to successfully implement our overall business strategy. We cannot guarantee that we would be able to obtain our lenders' waiver or consent with respect to any noncompliance with the specified financial ratios and financial covenants under our various credit facilities or future financial obligations or that we would be able to refinance any such indebtedness in the event of default.

The restrictions, ratios and financial covenants in our debt agreements could limit our ability to fund our operations or capital needs, make acquisitions or pursue available business opportunities, which in turn may adversely affect our financial condition. A violation of any of these provisions could result in a default under our existing and future debt agreements which could allow all amounts outstanding thereunder to be declared immediately due and payable. This would likely in turn trigger cross-acceleration and cross-default rights under the terms of our indebtedness outstanding at such time. If the amounts outstanding under our indebtedness were to be accelerated or were the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders.

As of December 31, 2012, we were in compliance with all covenants related to our debt agreements.

If our indebtedness is accelerated pursuant to the cross-default or cross-acceleration provisions contained therein, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our drilling units if any of our lenders or the trustee and collateral agent under the indenture governing our Senior Secured Notes move to foreclose their liens on the collateral securing the agreements. We expect that cash on hand and cash generated from operations would be sufficient to repay our facilities that have cross-default provisions, which amounted to approximately $2.4 billion in the aggregate, excluding our 9.5% senior unsecured notes, as of December 31, 2012. However, in the event we do not have sufficient cash on hand and cash generated from operations to repay our indebtedness that has cross-default provisions, if that debt were to be accelerated by our lenders or the trustee or noteholder collateral agent, we would have to seek to access the capital markets to fund the mandatory payments and we cannot guarantee that such financing will be available on attractive terms or at all.

Recent Amendments to Our Debt Agreements

Prior to the amendments discussed below, our secured credit facilities also contained cross-default or cross-acceleration clauses relating to DryShips's indebtedness for its drybulk carrier and tanker fleet.

On May 14, 2012, we and two of our wholly owned subsidiaries signed amendments to our two Deutsche Bank credit facilities to, among other things, remove the payment guarantee of DryShips, subject to reinstatement as discussed below, and remove the financial covenants for DryShips and the cross-default provision relating to DryShips's outstanding indebtedness for its drybulk carrier and tanker fleet. As a result of the amendments, a default by DryShips under one of its loan agreements for its drybulk carrier and tanker fleet will not result in a cross-default under the Deutsche Bank credit facilities that would provide the lenders thereunder with the right to accelerate our outstanding debt. In addition, the amendments removed the automatic prepayment mechanism under the Deutsche Bank credit facilities. Also, by the end of September 2014, we are required to maintain an additional $57.0 million in the aggregate in the debt service reserve relating to the facilities. Furthermore, under the amended Deutsche Bank credit facilities, we are permitted to pay dividends, make distributions and effect redemptions or returns of share capital in an amount of up to 50% of net income, provided we maintain minimum liquidity in an aggregate amount of not less than $200.0 million in cash and cash equivalents and restricted cash and provide evidence to the lenders through cash flow forecasts that we will maintain such level for the next 12 months following the date of the dividend, distribution or redemption or return of share capital. The borrowers under the amended Deutsche Bank credit facilities are prohibited from paying dividends or making distributions to us or effecting redemptions, repayments or reductions of share capital, except following earnings deposit dates and unless all relevant primary transfers have been made, we maintain certain minimum balances in the debt service reserve accounts and no default has occurred, is continuing or will result from the payment. Notwithstanding the foregoing, in the case of the facility for the Ocean Rig Mykonos, the borrower may pay dividends to us upon earnings deposit dates in connection with (i) rebates of Brazilian import taxes incurred prior to May 14, 2012, (ii) the repayment of loans made by us to the borrower in respect of certain capital expenditures and operating expenses incurred prior to May 14, 2012; and (iii) any amounts paid by us following May 14, 2012 in respect of certain capital expenditures and operating expenses in excess of certain budgeted amounts, provided in each case all relevant primary transfers have been made. In addition, under the facility for the Ocean Rig Poseidon, Ocean Rig Poseidon Operations Inc., the borrower, is also prohibited from paying dividends or making distributions to us or effecting redemptions, repayments or reductions of share capital other than out of funds released from the bareboat charter proceeds account during the term of the bareboat charter in respect of the contract with Petrobras Tanzania for the Ocean Rig Poseidon.

Under the terms of the amended Deutsche Bank credit facilities, in the event of a breach by us of any of the financial covenants contained in our guarantees under the Deutsche Bank credit facilities, the unconditional and irrevocable payment guarantees of DryShips will be reinstated, pursuant to which DryShips will be obligated to pay, upon demand by the lenders, any amount outstanding under the credit facilities upon a failure by us to pay such amount. In addition, DryShips will be required to indemnify the lenders in respect of any losses they incur in respect of any amounts due under the loans that are not recoverable from DryShips under the guarantees and that we fail to pay. The amount payable by DryShips under the guarantees will be limited to $214.0 million with respect to the facility for the Ocean Rig Poseidon and $255.0 million with respect to the facility for the Ocean Rig Mykonos, in each case plus any other amounts that become payable in connection with the payment of such amount. The guarantees will not include any financial covenants applicable to DryShips or cross-default provisions in relation to DryShips's indebtedness for its drybulk carrier and tanker fleet. The Deutsche Bank credit facilities finance the Ocean Rig Poseidon and the Ocean Rig Mykonos. If these guarantees were to be reinstated, and subsequently were to become invalid or unenforceable for any reason, we would potentially be required to prepay the facilities.

On May 9, 2012, we and one of our other wholly owned operating subsidiaries, Drillships Holdings Inc., signed an amendment under our $800.0 million secured term loan agreement with Nordea Bank as agent to, among other things, terminate the guarantee by DryShips and remove the related covenants and remove the cross-acceleration provisions relating to DryShips's indebtedness for its drybulk carrier and tanker fleet and our indebtedness under our other credit facilities. As a result of the amendment, a default by DryShips under one of its loan agreements for its drybulk carrier and tanker fleet or a default by us under one of our other credit facilities and the acceleration of the related debt will not result in a cross-default under our $800.0 million secured term loan agreement that would provide our lenders with the right to accelerate the outstanding debt under the loan agreement. In addition, under the terms of the loan agreement, as amended, (i) we are permitted to buyback our common shares; (ii) Drillships Holdings Inc. is permitted to pay dividends to us as its shareholder; and (iii) we are permitted to pay dividends to our shareholders of up to 50% of our net income of each previous financial year, provided in each case that we maintain minimum liquidity in an aggregate amount of not less than $200.0 million in cash and cash equivalents and restricted cash and maintain such level for the next 12 months following the date of the dividend payment. The amendments also provide for a reduction in the amount of minimum free cash required to be maintained by Drillships Holdings Inc. from $75.0 million to $50.0 million. Under the agreement, we are required to maintain minimum free cash of $100.0 million. Amounts outstanding under this facility are secured by the Ocean Rig Corcovado and the Ocean Rig Olympia.

In addition, on May 18, 2012, we and Drill Rigs Holdings Inc. amended our $1.04 billion credit facility with DNB Bank ASA, as agent, to, among other things, remove the cross-acceleration clause relating to DryShips's indebtedness for its drybulk carrier and tanker fleet.  We repaid in full the outstanding indebtedness under our $1.04 billion credit facility, which was $487.5 million as of June 30, 2012, using the net proceeds of our 2012 Secured Bond Offering.

Our Debt Agreements

Existing Debt Agreements

6.50% senior secured notes due 2017

On September 20, 2012, Drill Rigs Holdings, our wholly-owned subsidiary, or the Issuer, completed the issuance of $800 million aggregate principal amount of Senior Secured Notes pursuant to an indenture in the 2012 Secured Bond Offering. The Senior Secured Notes and are fully and unconditionally guaranteed, on a senior secured basis, by us and certain existing and future subsidiaries of the Issuer, or the Subsidiary Guarantors, including subsidiaries of the Issuer that holds or will hold the Leiv Eiriksson or the Eirik Raude, or certain assets related to such drilling rigs, or that is or becomes party to a drilling contract in respect of either the Leiv Eiriksson or the Eirik Raude.

The Senior Secured Notes are secured, on a first priority basis, by a security interest in the Leiv Eiriksson and the Eirik Raude and certain other assets of the Issuer and Subsidiary Guarantors, assignments of all earnings and insurance proceeds related to the two drilling rigs, and by a pledge of the stock of the Issuer and the Subsidiary Guarantors.

The Senior Secured Notes mature on October 1, 2017, and bear interest from the date of their issuance at the rate of 6.50% per annum. Interest on outstanding Senior Secured Notes is payable semi-annually in arrears, commencing on April 1, 2013. The net proceeds, after fees and expenses, of the 2012 Secured Bond Offering of approximately $782.0 million were used to fully repay outstanding indebtedness under our $1.04 billion senior secured credit facility described below under "—Repaid Debt Agreements—$1.04 billion secured credit facility," amounting to $487.5 million as of June 30, 2012, and for the purposes of financing offshore drilling rigs, and to pay all fees and expenses associated therewith.

The Senior Secured Notes rank equally in right of payment with all of the Issuer's existing and future senior indebtedness and senior in right of payment to any of the Issuer's existing and future subordinated indebtedness.  The guarantees of each guarantor are senior obligations of that guarantor and rank equally in right of payment with all of that guarantor's existing and future senior indebtedness, including guarantees, and senior in right of payment to all of that guarantor's existing and future subordinated indebtedness.

At any time on or after October 1, 2015, the Issuer may redeem some or all of the Senior Secured Notes at specified redemption prices, plus accrued and unpaid interest on the Senior Secured Notes redeemed.  Prior to October 1, 2015, the Issuer may, at its option, redeem up to 35% of the aggregate original principal amount of the Senior Secured Notes with the net proceeds of one or more equity offering at a price equal to 106.500% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of redemption.  In addition, prior to October 1, 2015, the Issuer may redeem all or a portion of the Senior Secured Notes at a redemption price equal to 100% of the outstanding principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption, plus a "make whole" premium.  Also prior to October 1, 2015, the Issuer may, not more than once in any twelve-month period, redeem up to 10% of the original principal amount of the Senior Secured Notes at a redemption price equal to 103% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption.

If a change of control, as defined in the indenture, occurs, each holder of Senior Secured Notes will have the right to require the repurchase of all or any part of its Senior Secured Notes at a price equal to 101% of their original principal amount, plus accrued and unpaid interest to the date of repurchase. In addition, the Issuer may be required to offer to use all or a portion of the net proceeds of certain asset sales to purchase some or all of the Senior Secured Notes at 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase.

The indenture governing the Senior Secured Notes, among other things, limits the ability of us and our restricted subsidiaries thereunder, including the Issuer, to: (i) incur or guarantee additional indebtedness or issue preferred stock or disqualified capital stock; (iii) pay dividends, redeem equity interests or subordinated indebtedness or make other restricted payments; (iv) transfer or sell assets; (v) incur dividend or other payment restrictions affecting restricted subsidiaries; (vii) enter into transactions with affiliates; (ix) engage in businesses other than a business that is the same as our current business and any reasonably related businesses; and (viii) designate subsidiaries as unrestricted subsidiaries. In addition, the indenture also restricts the Issuer's ability and the ability of us and the other guarantors to, among other things, (i) create or incur liens; (ii) consummate a merger, consolidation or sale of all or substantially all of the assets of the Issuer, us or the other guarantors; and (iii) take or omit to take any actions that would adversely affect or impair in any material respect the collateral securing the Senior Secured Notes. Subject to certain exceptions, our future subsidiaries will become restricted subsidiaries under the indenture governing the Senior Secured Notes and, under limited circumstances, may also become guarantors of the Senior Secured Notes.

The Senior Secured Notes are listed on the Official List of the Irish Stock Exchange and trade on the Global Exchange Market of that exchange.

$1.35 billion secured term loan facility

On February 28, 2013, Drillships Ocean Ventures Inc., our wholly-owned subsidiary, entered into a secured term loan facilities agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, in the amount of $1.35 billion to partially finance the construction costs of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, our seventh generation drillships scheduled for delivery in July 2013, October 2013 and November 2013, respectively.  The facilities agreement is comprised of three term loan facilities of up to $150.0 million each (one relating to each of the aforementioned seventh generation drillships) made available by the commercial lenders, or the Commercial Facilities, three term loan facilities of up to $150.0 million each (one relating to each of the aforementioned seventh generation drillships) made available by Eksportkreditt Norge AS, or the Eksportkreditt GIEK Facilities, and three term loan facilities of up to $150.0 million each (one relating to each of the aforementioned seventh generation drillships) made available by The Export-Import Bank of Korea, or the Kexim Facilities.  The term loan facilities with respect to the Ocean Rig Mylos bear interest at LIBOR plus a margin and are repayable beginning in the fourth quarter of 2013 in 45 quarterly installments of an aggregate of $10.0 million through the fourth quarter of 2024.  The term loan facilities with respect to the Ocean Rig Skyros and the Ocean Rig Athena bear interest at LIBOR plus a margin and are repayable beginning in the first quarter of 2014 in 42 quarterly installments of an aggregate of approximately $10.5 million per drillship for the first 19 installment payments and $10.9 million per drillship for the final 23 installment payments through the second quarter of 2024.

The $1.35 billion secured term loan facility is secured by, among other things, a first priority mortgage over the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, a first priority pledge of the borrower's and/or the guarantors' (as the case may be) earnings accounts, a first priority assignment of all earnings and insurances in respect of the mortgaged vessels, a pledge of the shares of capital stock of certain of our subsidiaries and guarantees from Ocean Rig UDW Inc. and certain of our subsidiaries.

Under the $1.35 secured term loan facility, we, the borrower and certain of our other subsidiaries, as guarantors, are subject to certain financial covenants requiring among other things, the maintenance of (i) a minimum amount of cash and cash equivalents; (ii) a leverage ratio not to exceed specified levels; (iii) a minimum interest coverage ratio; (iv) a minimum current ratio; and (v) a minimum equity ratio. In addition, the aggregate market value of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, following the delivery date of the first drillship, must be greater than 140% of the total borrowings outstanding under the facility.

The $1.35 billion secured term loan facility also contains other customary restrictive covenants, including restrictions on our ability to enter into affiliate transactions, create liens on our assets, merge or consolidate without the prior consent of the lenders, sell, lease, transfer or otherwise dispose of the collateral securing the facility other than for market value on an arm's length basis and in compliance with the terms of the facility, incur additional indebtedness or make investments.

In addition, we may only pay dividends or make other distributions in respect of our capital stock under the $1.35 billion secured term loan facility in an amount equal to up to 50% of our net income of each previous financial year, provided in each case that we maintain minimum liquidity in an aggregate amount of not less of $200.0 million in cash and cash equivalents and restricted cash and maintain such level for the next 12 months following the date of the dividend payment.

The $1.35 billion secured term loan facility also contains customary events of default, including non-payment of principal or interest, breach of covenants or material representations and bankruptcy and imposes insurance requirements and restrictions on the employment of the mortgaged drillships. In addition, the facility contains a cross-default provision that is triggered, among other things, when any of our other financial indebtedness in an amount equal to or in excess of $25.0 million is not paid when due or is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default, pursuant to which our lenders may accelerate our indebtedness under the $1.35 billion secured term loan facility.

As of December 31, 2012, we had entered into three interest rate swap agreements to partly fix the interest rate payable on the principal amounts outstanding under the $1.35 billion secured term loan facility. See "—Swap Agreements" for a description of the interest rate swap agreements.

Two $562.5 million senior secured credit facilities, amended to $495.0 million each (the Deutsche Bank credit facilities)

On July 18, 2008, Drillship Kithira Owners Inc. and Drillship Skopelos Owners Inc., our wholly owned subsidiaries and the owners of our drillships, the Ocean Rig Poseidon and the Ocean Rig Mykonos, respectively, each entered into separate credit facility agreements with a syndicate of lenders, including Deutsche Bank AG, London Branch, in the amount of $562.5 million to partially finance the construction costs of the Ocean Rig Poseidon and the Ocean Rig Mykonos, including payment of financing fees, incidental drillship costs, commitment fees, loan interest, and a portion of the second yard installments. We refer to these credit facilities as the Deutsche Bank credit facilities. Both of the credit facilities as amended, bear interest at a rate that is in part fixed and in part based on LIBOR plus an applicable margin and are repayable in 18 semi-annual installments of $27.5 million through September 2020 or November 2020, as the case may be.

On April 27, 2011, we entered into an agreement with the lenders under the Deutsche Bank credit facilities to amend these credit facilities. As a result of this restructuring, (i) the maximum amount permitted to be drawn was reduced from $562.5 million to $495.0 million under each credit facility; (ii) in addition to the guarantee already provided by DryShips, we provided an unlimited recourse guarantee that includes certain financial covenants as further described below; and (iii) with respect to the credit facility for the financing of the Ocean Rig Poseidon, we were permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania. On August 10, 2011, we amended the terms of the credit facility for the financing of the Ocean Rig Mykonos to allow for full drawdowns to finance the then remaining installment payments for this drillship based on the employment of the drillship under its drilling contract with Petrobras Brazil. The amendment also requires that the Ocean Rig Mykonos be re-employed under a contract acceptable to the lenders meeting certain minimum terms and dayrates at least six months, in lieu of 12 months, prior to the expiration of the contract with Petrobras Brazil. All other material terms of such credit facility were unchanged.

Each Deutsche Bank credit facility is secured by, among other things, a first priority mortgage on the relevant vessel and a reserve account pledge. In addition, we have pledged the shares of the following of our wholly owned subsidiaries as security under our Deutsche Bank credit facilities: Kithira Shareholders Inc., Drillship Kithira Owners Inc., Ocean Rig Poseidon Operations Inc., Skopelos Shareholders Inc., Drillship Skopelos Owners Inc., Ocean Rig Drilling Operations Cooperatief UA, Ocean Rig Drilling Operations B.V. and Drillships Investment Inc. Each credit facility contains a loan to value ratio requirement relating to the post-delivery market value of the relevant vessel.

We provided an unlimited recourse guarantee under the terms of the restructuring of these credit facility agreements described above, whereby we are required to comply with certain financial covenants requiring that we maintain (i) a minimum equity ratio; (ii) a minimum amount of working capital; (iii) a maximum leverage ratio; (iv) a minimum interest coverage ratio; and (v) a minimum amount of free cash.

These credit facility agreements are the subjects of guarantees by DryShips. On May 14, 2012, we and Drillship Kithira Owners Inc. and Drillship Skopelos Owners Inc. signed amendments with the lenders under the Deutsche Bank credit facilities to, among other things, remove the payment guarantee of DryShips, subject to reinstatement as discussed below, and remove the financial covenants for DryShips and the cross-default provision relating to DryShips's outstanding indebtedness for its drybulk carrier and tanker fleet. As a result of the amendments, a default by DryShips under one of its loan agreements for its drybulk carrier and tanker fleet will not result in a cross-default under the Deutsche Bank credit facilities that would provide the lenders thereunder with the right to accelerate our outstanding debt. In addition, the amendments removed the automatic prepayment mechanism under the Deutsche Bank credit facilities. Also, by the end of September 2014, we are required to maintain an additional $57.0 million in the aggregate in the debt service reserve relating to the facilities. Furthermore, under the amended Deutsche Bank credit facilities, we are permitted to pay dividends, make distributions and effect redemptions or returns of share capital in an amount of up to 50% of net income, provided we maintain minimum liquidity in an aggregate amount of not less than $200.0 million in cash and cash equivalents and restricted cash and provide evidence to the lenders through cash flow forecasts that we will maintain such level for the next 12 months following the date of the dividend, distribution or redemption or return of share capital. The borrowers under the amended Deutsche Bank credit facilities are prohibited from paying dividends or making distributions to us or effecting redemptions, repayments or reductions of share capital, except following earnings deposit dates and unless all relevant primary transfers have been made, the borrowers maintain certain minimum balances in the debt service reserve accounts and no default has occurred, is continuing or will result from the payment. Notwithstanding the foregoing, in the case of the facility for the Ocean Rig Mykonos, the borrower may pay dividends to us upon earnings deposit dates in connection with (i) rebates of Brazilian import taxes incurred prior to May 14, 2012, (ii) the repayment of loans made by us to the borrower in respect of certain capital expenditures and operating expenses incurred prior to May 14, 2012; and (iii) any amounts paid by us following May 14, 2012 in respect of certain capital expenditures and operating expenses in excess of certain budgeted amounts, provided in each case all relevant primary transfers have been made. In addition, under the facility for the Ocean Rig Poseidon, Ocean Rig Poseidon Operations Inc., the borrower, is also prohibited from paying dividends or making distributions to us or effecting redemptions, repayments or reductions of share capital other than out of funds released from the bareboat charter proceeds account during the term of the bareboat charter in respect of the contract with Petrobras Tanzania for the Ocean Rig Poseidon.

Under the terms of the amended Deutsche Bank credit facilities, in the event of a breach by us of any of the financial covenants contained in our guarantees under the Deutsche Bank credit facilities, the unconditional and irrevocable payment guarantees of DryShips will be reinstated, pursuant to which DryShips will be obligated to pay, upon demand by the lenders, any amount outstanding under the credit facilities upon a failure by us to pay such amount. In addition, DryShips will be required to indemnify the lenders in respect of any losses they incur in respect of any amounts due under the loans that are not recoverable from DryShips under the guarantees and that we fail to pay. The amount payable by DryShips under the guarantees will be limited to $214.0 million with respect to the facility for the Ocean Rig Poseidon and $255.0 million with respect to the facility for the Ocean Rig Mykonos, in each case plus any other amounts that become payable in connection with the payment of such amount. The guarantees will not include any financial covenants applicable to DryShips or cross-default provisions in relation to DryShips's indebtedness for its drybulk carrier and tanker fleet. If these guarantees were to be reinstated, and subsequently were to become invalid or unenforceable for any reason, we would potentially be required to prepay the facilities.

The loan agreements contain customary restrictive covenants, including limitations on affiliate transactions, the creation of liens on assets and restrictions on the sale, transfer or disposal of the vessels, and events of default, including non-payment of principal or interest, minimum insurance requirements, breach of covenants or material misrepresentations, bankruptcy, and change of control and impose restrictions on the payments of dividends and employment of the vessels.

We have entered into four interest rate swap agreements to fix the interest rate payable on the principal amounts outstanding under the Deutsche Bank credit facilities. See "—Swap Agreements" for a description of the interest rate swap agreements.

As of December 31, 2012 and 2011, the outstanding balance under the Deutsche Bank credit facilities was $907.5 million and $990.0 million, respectively.

$800.0 million senior secured term loan agreement

On April 15, 2011, our wholly owned subsidiary, Drillships Holdings Inc., entered into a $800.0 million senior secured term loan agreement with Nordea Bank as agent and a syndicate of lenders to fund a portion of the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia. The $800.0 million senior secured term loan agreement consists of four term loans, which were all fully drawn during April 2011. Amounts outstanding under the $800.0 million senior secured term loan agreement bear interest at LIBOR plus a margin and the loan is repayable in 20 quarterly installments plus a balloon payment of $483.3 million payable together with the last installment payment.

The $800.0 million senior secured term loan agreement is secured by, among other things, first priority (i) mortgages over the Ocean Rig Corcovado and the Ocean Rig Olympia; (ii) assignments of earnings; (iii) assignments of earnings accounts; (iv) assignments of minimum reserve cash accounts; (v) assignments of insurances; and (vi) pledges of the shares of our wholly owned subsidiaries, Drillships Holdings Inc., Drillship Hydra Shareholders Inc., Drillship Hydra Owners Inc., Drillship Paros Shareholders Inc., Drillship Paros Owners Inc. and Ocean Rig Corcovado Greenland Operations Inc.

Under the $800.0 million senior secured term loan agreement, we and certain of our subsidiaries, as guarantors, are subject to certain financial covenants requiring among other things, the maintenance of (i) a minimum amount of free cash; (ii) a leverage ratio not to exceed specified levels; (iii) a minimum interest coverage ratio; (iv) a minimum current ratio; and (v) a minimum equity ratio. In addition, the aggregate market value of the Ocean Rig Corcovado and the Ocean Rig Olympia must be greater than 140% of the total borrowings outstanding under the senior secured term loan.

On May 9, 2012, we and Drillships Holdings Inc. signed an amendment under the $800.0 million secured term loan agreement to, among other things, terminate the guarantee by DryShips and remove the related covenants and remove the cross-acceleration provisions relating to DryShips's indebtedness for its drybulk carrier and tanker fleet and our indebtedness under our other credit facilities. As a result of the amendment, a default by DryShips under one of its loan agreements for its drybulk carrier and tanker fleet or a default by us under one of our other credit facilities and the acceleration of the related debt will not result in a cross-default under our $800.0 million secured term loan agreement that would provide our lenders with the right to accelerate the outstanding debt under the loan agreement. In addition, under the terms of the loan agreement, as amended, (i) we are permitted to buyback our common shares; (ii) Drillships Holdings Inc. is permitted to pay dividends to us as its shareholder; and (iii) we are permitted to pay dividends to our shareholders of up to 50% of our net income of each previous financial year, provided in each case that we maintain minimum liquidity in an aggregate amount of not less than $200.0 million in cash and cash equivalents and restricted cash and maintain such level for the next 12 months following the date of the dividend payment. The amendments also provide for a reduction in the amount of minimum free cash required to be maintained by Drillships Holdings Inc. from $75.0 million to $50.0 million. Under the agreement, we are required to maintain minimum free cash of $100.0 million.

Furthermore, pursuant to the terms of the $800.0 million senior secured term loan agreement, if any person or group (other than George Economou and DryShips) acquires beneficial ownership of more than 50% of our equity, or, if George Economou and DryShips fails to hold a 15% aggregate ordinary voting power and economic interest in us, then all outstanding amounts under the $800.0 million senior secured term loan agreement are required to be prepaid within 60 days.

The $800.0 million senior secured term loan agreement contains other customary restrictive covenants, including limitations on affiliate transactions, the creation of liens on assets and restrictions on the sale, transfer or disposal of the vessels, and events of default, including non-payment of principal or interest, breach of covenants or material representations, bankruptcy and imposes insurance requirements and restrictions on the employment of the vessels.

We have entered into two interest rate swap agreements to fix the interest rate payable on the principal amounts outstanding under the $800.0 million senior secured term loan agreement. See "—Swap Agreements" for a description of the interest rate swap agreements.

As of December 31, 2012 and 2011, the outstanding balance under this loan was $700.0 million and $766.7 million, respectively.

9.5% senior unsecured notes due 2016

On April 27, 2011, we completed the issuance of $500.0 million aggregate principal amount of our 9.5% senior unsecured notes due 2016 in the 2011 Unsecured Bond Offering made to both non-U.S. persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act. We received net proceeds of the 2011 Unsecured Bond Offering of approximately $487.5 million, which was used to finance a portion of the remaining payments under our newbuilding program and for general corporate purposes. DryShips, our parent company, purchased $75.0 million of our 9.5% senior unsecured notes due 2016 from a third party on May 18, 2011.

Under the terms of the bond agreement, dated April 14, 2011, we are required to pay interest on the unsecured notes at a rate of 9.5% per annum. We are also required to make interest payments on the unsecured notes semi-annually in arrears on October 27 and April 27 of each year, until the final maturity on April 27, 2016. The unsecured notes are not guaranteed by any of our subsidiaries. The unsecured notes are our unsecured obligations and rank senior in right of payment to any of our future subordinated indebtedness and equally in right of payment to all of our existing and future unsecured senior indebtedness. We may redeem some or all of the unsecured notes as follows: (i) at any time and from time to time from April 27, 2014 to April 26, 2015, at a redemption price equal to 104.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption; or (ii) at any time and from time to time from April 27, 2015 at a redemption price equal to 102.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption. Upon a change of control, which occurs if 50% or more of our shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require us to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

Subject to a number of limitations and exceptions, the bond agreement governing the unsecured notes contains covenants limiting, among other things, our ability to: (i) create liens; or (ii) merge, or consolidate or transfer, sell or lease all or substantially all of our assets. Furthermore, the bond agreement contains financial covenants requiring us, among other things, to ensure that we maintain: (i) a consolidated equity ratio of minimum 35%; (ii) free cash of minimum $50.0 million; (iii) a current ratio of minimum 1-to-1; and (iv) an interest coverage ratio of 2.5x calculated on a 12 month rolling basis.

In connection with the issuance, we agreed to apply to list the unsecured notes on a securities exchange or other regulated market by December 1, 2011. The unsecured notes were approved for trading on the Oslo ABM, which is maintained by the Oslo Bors ASA, on October 10, 2011. We have obtained a credit rating on our Company and the unsecured notes in compliance with the bond agreement. If we had failed to obtain the required credit ratings, the interest rate on the unsecured notes would have increased by 0.25% annually.

Repaid Debt Agreements

$1.04 billion senior secured credit facility

On September 17, 2008, our wholly owned subsidiaries, Ocean Rig ASA and Ocean Rig Norway AS, entered into a revolving credit and term loan facility with a syndicate of lenders that was amended and restated on November 19, 2009, to, among other things, add Drill Rigs Holdings as a borrower. This credit facility was in the aggregate amount of approximately $1.04 billion and consisted of a guarantee facility, which provided us with a letter of credit of up to $20.0 million that was drawn, three revolving credit facilities in the amounts of $350.0 million, $250.0 million and $20.0 million, respectively, and a term loan in the amount of up to $400.0 million. Amounts outstanding under the $1.04 billion credit facility bore interest at LIBOR plus a margin and the loan was repayable in 20 quarterly installments plus a balloon payment of $400.0 million payable together with the last installment, on September 17, 2013.  This facility was repaid in full with a portion of the net proceeds of our 2012 Secured Bond Offering.  As of December 31, 2011, the outstanding balance under this loan agreement was $522.5 million.

Drill Rigs Holdings had entered into three interest rate swap agreements to fix the interest rate on the principal amounts outstanding under this loan agreement, which were novated to us in connection with the closing of the 2012 Secured Bond Offering. See "—Swap Agreements" for a description of these interest rate swap agreements.

Cash Flows

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Our cash and cash equivalents increased to $317.4 million as of December 31, 2012, compared to $250.9 million as of December 31, 2011, primarily due to cash provided by financing and operating activities partly offset by cash used in investing activities. Our working capital surplus was $91.5 million as of December 31, 2012, compared to a $68.9 million working capital surplus as of December 31, 2011.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $278.3 million for the year ended December 31, 2012. In determining net cash provided by operating activities for the year ended December 31, 2012, net income was adjusted for the effects of certain non-cash items, including $224.5 million of depreciation and amortization, $12.9 million of amortization and the write-off of deferred financing costs. Moreover, for the year ended December 31, 2012, net income was also adjusted for the effects of non-cash items, such as the gain in the change in fair value of derivatives of $16.1 million, amortization of discontinued cash flow hedges of $22.9 million, amortization of stock based compensation of $0.6 million and other non-cash items of $17.0 million. Net cash provided by operating activities was $270.7 million for the year ended December 31, 2011.

Net Cash Used in Investing Activities

Net cash used in investing activities was $320.5 million for the year ended December 31, 2012, compared to $1.6 billion for the year ended December 31, 2011. We made shipyard payments and project capital expenditures of approximately $310.1 million for the year ended December 31, 2012, compared to $1.9 billion for advances for drillships under construction and other capital expenditures for the year ended December 31, 2012. The increase in restricted cash was $10.6 million during the year ended December 31, 2012, compared to a decrease of $385.0 million in the corresponding period of 2011.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $108.7 million for the year ended December 31, 2012, consisting of $800.0 million in gross proceeds from the issuance of our 6.50% senior secured notes due 2017 in September 2012, which was largely offset by repayments of credit facilities amounting to an aggregate of $671.7 million. This compares to net cash provided by financing activities of $1.4 billion for the year ended December 31, 2011, consisting of $2.4 billion in gross proceeds from new long-term debt, which was largely offset by repayments of credit facilities amounting to an aggregate of $926.7 million.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Our cash and cash equivalents increased to $250.9 million as of December 31, 2011, compared to $95.7 million as of December 31, 2010, primarily due to cash provided by new financing and operating activities partly offset by cash used in investing activities. Our working capital surplus was $68.9 million as of December 31, 2011, compared to a $4.1 million working capital surplus as of December 31, 2010.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $270.7 million for the year ended December 31, 2011. In determining net cash provided by operating activities for the year ended December 31, 2011, net income was adjusted for the effects of certain non-cash items, including $162.5 million of depreciation and amortization, $17.8 million of amortization and the write-off of deferred financing costs. Moreover for the year ended December 31, 2011, net income was also adjusted for the effects of non-cash items, such as the gain in the change in fair value of derivatives of $15.1 million, amortization of discontinued cash flow hedges of $9.8 million, amortization of below market value acquired drilling contracts of $1.2 million and $4.3 million interest income on restricted cash. Net cash provided by operating activities was $221.8 million for the year ended December 31, 2010.

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

Swap Agreements

As of December 31, 2012, we had twelve interest rate swap and cap and floor agreements outstanding, with a notional amount of $2.8 billion, maturing from September 2013 through November 2017. These agreements were entered into in order to economically hedge our exposure to interest rate fluctuations with respect to our borrowings. As of December 31, 2012, the aggregate fair value the above agreements was a net liability of $76.7 million. This fair value equates to the amount that would be paid by us if the agreements were cancelled at the reporting date, taking into account current interest rates and our creditworthiness.

As of December 31, 2011, we had seven interest rate swap and cap and floor agreements outstanding, with a notional amount of $1.0 billion, maturing from September 2013 through November 2017. As of December 31, 2011, the fair value of the above agreements was a liability of $92.8 million.

As of January 1, 2011, we discontinued hedge accounting and, as such, changes in the fair values of the agreements entered into as of December 31, 2012 and December 31, 2011 are included in the accompanying consolidated statement of operations.

As of December 31, 2010, we had outstanding 11 interest rate swap and cap and floor agreements, with a notional amount of $908.0 million, maturing from September 2011 through November 2017. These agreements were entered into in order to economically hedge our exposure to interest rate fluctuations with respect to our borrowings. As of December 31, 2010, eight of these agreements did not qualify for hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statement of operations. As of December 31, 2010, three agreements qualified for and were designated for hedge accounting and, as such, changes in their fair values are included in other comprehensive loss. The fair value of these agreements equates to the amount that would be paid by us if the agreements were cancelled at the reporting date, taking into account current interest rates and our creditworthiness.

As of December 31, 2011 and 2012, security deposits of $33,100 and $8,000, respectively were provided as security by the Company. The Company has deposited also cash collateral of $6,000 that is classified as current restricted cash. These amounts are expected to be released upon the delivery of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena.

See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Currency Forward Sale Exchange Contracts

As of December 31, 2012 and December 31, 2011, we had no outstanding currency forward sale exchange contracts. The change in fair value of forward contracts during the year ended December 31, 2011 amounted to a loss of $1.5 million and is included as Other, net in our consolidated statement of operations. See Note 10 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2010, we had currency forward sale exchange contracts for the future sales of U.S. Dollars at fixed rates of $28.0 million outstanding with a fair market value of $1.5 million recorded in "Financial instruments" in our consolidated balance sheet. For the relevant period, we did not designate currency forward sale exchange contracts as hedges under U.S. GAAP, and realized gains are included as General and administrative expenses and unrealized gains are included as Other, net in our consolidated statement of operations. See Note 10 to our consolidated financial statements included elsewhere in this annual report.

See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Supplemental Information – Drill Rigs Holdings

Drill Rigs Holdings, the issuer of our Senior Secured Notes, or the Issuer, is a corporation incorporated under the laws of the Republic of the Marshall Islands on October 10, 2008. The Issuer is a wholly owned subsidiary of the Company. Ocean Rig 1 Inc. and Ocean Rig 2 Inc., corporations incorporated under the laws of the Marshall Islands on October 10, 2008, and wholly owned subsidiaries of the Issuer, each separately own and operate our modern, fifth generation ultra-deepwater semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, respectively.  The Senior Secured Notes are secured by, among other things, first priority mortgages on the Leiv Eiriksson and the Eirik Raude. Ocean Rig 1 Inc. and Ocean Rig 2 Inc., along with other existing and future subsidiaries of the Issuer that hold or will hold the Leiv Eiriksson or the Eirik Raude, or certain assets related to such drilling rigs, or that are or become a party to a drilling contract for the employment of the Leiv Eiriksson or the Eirik Raude, or collectively, the Issuer Subsidiary Guarantors, and Ocean Rig UDW Inc. are guarantors of our Senior Secured Notes. The address for the Issuer and Issuer Subsidiary Guarantors' principal place of business is c/o Ocean Rig UDW Inc., 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia.

The following is additional information about the Issuer and Issuer Subsidiary Guarantors, all of which are wholly owned subsidiaries of the Issuer, as of December 31, 2012.

(a)
Drill Rigs Holdings Inc. is a private limited company organized under the laws of theMarshall Islands. It is registered under registration number 32563 and the address of itsregistered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro,Marshall Islands MH 96960.

(b)
Ocean Rig 1 Inc. is a private limited company organized under the laws of Marshall Islands. It is registered under registration number 32564 and the address of its registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.

(c)
Ocean Rig 2 Inc. is a private limited company organized under the laws of Marshall Islands. It is registered under registration number 32566 and the address of its registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.

(d)
Ocean Rig 1 Shareholders Inc. is a private limited company organized under the laws of Marshall Islands. It is registered under registration number 32565 and the address of its registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.

(e)
Ocean Rig 2 Shareholders Inc. is a private limited company organized under the laws of Marshall Islands. It is registered under registration number 32567 and the address of its registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.

(f)
Ocean Rig 1 Greenland Operations Inc. is a private limited company organized under the laws of Marshall Islands. It is registered under registration number 42634 and the address of its registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.

(g)
Ocean Rig Falkland Operations Inc. is a private limited company organized under the laws of Marshall Islands. It is registered under registration number 49548 and the address of its registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.

(h)
Drill Rigs Operations Inc. is a private limited company organized under the laws of Marshall Islands. It is registered under registration number 49395 and the address of its registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.

(i)
Ocean Rig EG Operations Inc. is a private limited company organized under the laws of Marshall Islands. It is registered under registration number 53660 and the address of its registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.

(j)
Ocean Rig Norway Operations Inc. is a private limited company organized under the laws of Marshall Islands. It is registered under registration number 53753 and the address of its registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.

Selected Historical Consolidated Financial Information and Other Data:

The following table sets forth certain financial and other data of Drill Rigs Holdings, our wholly-owned subsidiary and the issuer of our Senior Secured Notes, and its operating subsidiaries, each an Issuer Subsidiary Guarantor of the Senior Secured Notes, at the dates and for the periods indicated, which is derived from unaudited financial statements of Drill Rigs Holdings and its operating subsidiaries on a consolidated basis and was prepared by us for use in connection with certain reporting requirements set forth under the indenture governing the Senior Secured Notes.

	Year Ended
(U.S. Dollars in thousands)	2011	2012
Total revenue	333,889	313,479
EBITDA(1)	238,073	34,160
Total assets	1,342,648	1,271,829
Total debt, net of financing fees	(519,731)	(781,001)
Shareholders' equity	(730,198)	(337,086)
Total cash and cash equivalents	41,669	62,429
Capital expenditures (2)	(20,065)	(27,908)

(1)
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP or other U.S. GAAP measures, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations and efficiency. EBITDA is also used by various of our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(2)
Capital expenditures represent fixed assets improvements excluding items expensed for the Leiv Eiriksson and the Eirik Raude class surveys incurred during the fiscal years ended December 31, 2011 and 2012, amounting to $15.3 million and $65.5 million, respectively.

EBITDA reconciliation

EBITDA represents net income before interest, taxes, depreciation and amortization and. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by US GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drill Rigs Holdings measures its operations and efficiency. EBITDA is also presented herein because Drill Rigs Holdings believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

	Year Ended
(U.S. Dollars in thousands)	2011	2012
EBITDA reconciliation
Net income	132,904	(75,875)
Interest and finance costs	42,888	36,588
Interest income	(17,337)	(6,137)
Depreciation	75,212	73,322
Income taxes	4,406	6,262

EBITDA	238,073	34,160

Additional Unaudited Financial Information

The below information was prepared by us for use in connection with certain reporting requirements set forth under the indenture governing the Senior Secured Notes.

For the fiscal year ended December 31, 2012, EBITDA of Ocean Rig UDW Inc. and its consolidated subsidiaries, or the Group, attributable to the Issuer, the Issuer Subsidiary Guarantors and the subsidiaries of Ocean Rig UDW Inc. that are not guarantors of the Senior Secured Notes, or the Non-guarantors, was $-14.1million (or -5.6%), $48.3million (or 19.2%) and $217.8million (or 86.4%), respectively.

As of December 31, 2012, the net assets of the Group attributable to the Issuer, the Issuer Subsidiary Guarantors and the Non-guarantors were $ -858.2 million (or -29.5%,) $1,195.3 million (or 41.1%) and $2,571.4 million (or 88.4%), respectively.

For the fiscal year ended December 31, 2012, EBITDA of the Group attributable to our Issuer Subsidiary Guarantors, Ocean Rig 1 Inc., the owner of the Leiv Eiriksson, and Ocean Rig 2 Inc., the owner of the Eirik Raude, accounted for $58.5 million (or 23.2%) and $-10.2 million (or -4.1%), respectively; and the net assets of the Group attributable to them as of that date were $596.2 million (or 20.5%) and $591.5 million (or 20.3%), respectively.

	For the Year Ended December 31, 2012
(U.S. Dollars in thousands)	Issuer	Issuer Subs Guarantor	Non-guarantors	Ocean Rig 1 Inc./ Leiv Eiriksson	Ocean Rig 2 Inc./ Eirik Raude
EBITDA reconciliation
Net income	(48,535)	(27,340)	(56,461)	25,316	(51,212)
Depreciation	109	73,213	151,157	34,697	37,073
Interest and finance costs	36,555	33	79,840	15	19
Interest income	(2,256)	(3,881)	5,583	(529)	(3,352)
Income Taxes	—	6,262	37,695	(989)	7,251

EBITDA(1)	(14,127)	48,287	217,814	58,510	(10,221)

(1)           EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP or other U.S. GAAP measures, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations and efficiency.

High Composition of Non-Guarantor Companies

As non-guarantor companies may represent in excess of 25% of the EBITDA or net assets of the group's audited consolidated financial statements, the consolidated financial information may be of limited use in assessing the financial position of the guarantors of the Senior Secured Notes.

C.             Research and Development, Patents and Licenses, etc.

Not applicable.

D.             Trend Information

In recent years, the international drilling market has seen an increasing trend towards deep and ultra-deepwater oil and gas exploration. As shallow water resources mature, deep and ultra-deepwater regions are expected to play an increasing role in offshore oil and gas exploration and production. According to industry sources, the industry-wide global ultra-deepwater market has seen rapid development over the last six years, with dayrates increasing from approximately $180,000 in 2004 to above $600,000 in 2008. As of February 2013, the market level is approximately $600,000. The ultra-deepwater market rig utilization rate has been stable, above 80% since 2000 and above 97% since 2006. The operating units capable of drilling in ultra-deepwater depths of greater than 7,500 feet consist mainly of fifth and sixth generation units, and also include certain older upgraded units. The in-service fleet as of February 2013 totaled 121 units, and is expected to grow to 206 units upon the scheduled delivery of the current newbuild orderbook by the end of 2020. Historically, an increase in supply has caused a decline in utilization and dayrates until drilling units are absorbed into the market. Accordingly, dayrates have been very cyclical. We believe that the largest undiscovered offshore reserves are mostly located in ultra-deepwater fields and primarily located in the "golden triangle" between West Africa, Brazil and the Gulf of Mexico, as well as in East Africa, Australia and Southeast Asia. The location of these large offshore reserves has resulted in more than 90% of the floating drilling unit, or floater, orderbook being represented by ultra-deepwater units. Furthermore, due to increased focus on technically challenging operations and the inherent risk of developing offshore fields in ultra-deepwater, particularly in light of the Deepwater Horizon accident in the Gulf of Mexico, in which we were not involved, oil companies have already begun to show a preference for modern units more capable of drilling in these challenging environments.

E.             Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.             Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2012:

Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(U.S. Dollars in thousands)

Drillships under construction (1)	1,566,876	1,179,776	387,100	-	-
Retirement Plan Benefits (2)	2,955	93	270	401	2,191
Operating leases (3)	5,014	2,774	1,818	422	-
Loan payments (4)	2,907,500	176,667	353,333	2,020,000	357,500
Interest payments (5)	747,585	163,342	339,375	201,949	42,919

Total	5,229,930	1,522,652	1,081,896	2,222,772	402,610

____________________________
(1)	The figure includes contracted purchase obligations only.

(2)
We have three defined benefit plans for our employees managed and funded through Norwegian life insurance companies at December 31, 2012. The pension plans covered 44 employees by December 31, 2012. Pension liabilities and pension costs are calculated based on the actuarial cost method as determined by an independent third party actuary.

(3)	The Company has operating leases mostly relating to premises the most significant being its offices in Stavanger, Rio de Janeiro, Jersey and Aberdeen.

(4)	Includes $500 million in aggregate principal amount of 9.5% senior unsecured notes and $800 million in aggregate principal amount of 6.5% senior secured notes.

(5)	Based on assumed interest rates ranging from 4.14% to 9.5%.

Recent Accounting Pronouncements:

There are no recent accounting pronouncements issued in 2012, whose adoption would have a material impact on the Company's consolidated financial statements in the current year or that are expected to have a material impact on the Company's consolidated financial statements in future years.

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

Directors and executive officers of Ocean Rig UDW Inc.(1)
Name	Age	Position
George Economou	60	Chairman of the Board, President, Chief Executive Officer and Class A Director
Michael Gregos	41	Class B Director
Trygve Arnesen	55	Class C Director
Savvas D. Georghiades	62	Class C Director
Prokopios (Akis) Tsirigakis	58	Class B Director
Anthony Kandylidis	35	Executive Vice President
Gilles Bocabarteille	45	Senior Vice President of Technical and Engineering
Mark Bessell(2)	48	Senior Vice President of Operations
Principal officers of Ocean Rig UDW Inc.'s operating subsidiaries(3)
Name	Age	Position
Jan Rune Steinsland(4)	53	Chief Financial Officer

(1)     Effective October 2, 2012, Pankaj Khanna resigned from his position as Chief Marketing Officer of Ocean Rig UDW Inc., which he had held since January 1, 2012.

(2)     Effective March 31, 2013, Mark Bessell will resign from his position as Senior Vice President of Operations of Ocean Rig UDW Inc.

(3)     Effective October 2, 2012, Frank Tollefsen resigned from his position as Chief Operating Officer and Deputy Chief Executive Officer of Ocean Rig AS, our wholly-owned subsidiary, which he had held since February 2011.

(4)     Effective March 31, 2013, Jan Rune Steinsland will resign from his position as Chief Financial Officer of Ocean Rig AS, our wholly-owned subsidiary.

The business address of each of our directors and executive officers is 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus.

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

Michael Gregos was appointed to our board of directors in December 2010. Since March 2009, Mr. Gregos has served as the Project Manager for Dynacom Tankers Management Ltd., a position he also served in from 2001 to September 2007. From September 2007 to February 2009, Mr. Gregos was employed at OceanFreight Inc. and served as the Chief Operating Officer of OceanFreight Inc. from January 2008 to February 2009. Prior to that period, he worked for a shipping concern based in Athens and New York for five years and the Corporate Finance arm of a Greek bank for one year. He is a graduate of Queen Mary University in London and holds an M.Sc. in Shipping, Trade and Finance from City University.

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

Savvas Georghiades was appointed to our board of directors in December 2010. Mr. Georghiades has been a practicing lawyer in Cyprus since 1976. He is a graduate of the Aristotle University in Thessaloniki, Greece.

Prokopios (Akis) Tsirigakis was appointed to serve on our board of directors effective September 12, 2011. Mr.  Tsirigakis serves as Chairman of the Board of Directors, President and Co-Chief Executive Officer of Nautilus Marine Acquisition Corp., a blank check company formed for the purpose of acquiring one or more operating businesses or assets. In November 2007 he founded, and until February 2011 was the President and Chief Executive Officer of, Star Bulk Carriers Corp., a dry-bulk shipping company listed on the NASDAQ Stock Market (NASDAQ: SBLK). He also served as a director of Star Bulk Carriers Corp. from November 2007 to March 2012. From November 2005 until November 2007, Mr. Tsirigakis founded and served as Chairman of the Board, Chief Executive Officer and President of Star Maritime Acquisition Corp. (AMEX: SEA). Mr. Tsirigakis is experienced in ship ownership, ship management and new shipbuilding projects. Mr. Tsirigakis formerly served on the board of directors of DryShips. Since November 2003, he served as Managing Director of Oceanbulk Maritime S.A., a dry cargo shipping company that has operated and managed vessels. From November 1998 until November 2007, Mr. Tsirigakis served as the Managing Director of Combine Marine Inc., a company which he founded and that is providing ship management services to third parties. From 1991 to 1998, Mr. Tsirigakis was the Vice-President and Technical Director of Konkar Shipping Agencies S.A. of Athens, after having served as Konkar's Technical Director from 1984 to 1991. From 1982 to 1984, Mr. Tsirigakis was the Technical Manager of Konkar's affiliate, Arkon Shipping Agencies Inc. of New York. He is a life-member of The Propeller Club of the United States, a member of the Technical Committee (CASTEC) of Intercargo, the International Association of Dry Cargo Shipowners, President of the Hellenic Technical Committee of RINA, the Italian Classification Society and member of the Technical Committees of various Classification Societies. Mr. Tsirigakis received his Masters and B.Sc. in Naval Architecture from The University of Michigan, Ann Arbor and has seagoing experience.

Anthony Kandylidis has served as our Executive Vice President since June 2012. Mr. Kandylidis started his career at OMI Corporation's commercial department. During his tenure at OMI Corporation, he gained significant experience in the tanker vessel business and held various positions with responsibilities spanning Sale and Purchase, Time Charters, FFA Trading, Corporate Finance and Strategic Planning. In the spring of 2006, Mr. Kandylidis returned to Greece where he provided consultancy services to companies affiliated with Mr. George Economou. In September of 2006, Mr. Kandylidis founded OceanFreight Inc. and he took OceanFreight Inc. public in April of 2007. In 2011 OceanFreight Inc. was absorbed by DryShips through a merger. Mr. Kandylidis graduated magna cum laude from Brown University and continued his studies at the Massachusetts Institute of Technology where he graduated with a Masters degree of Science in Ocean Systems Management. Mr. Kandylidis is the nephew of our Chairman, President and Chief Executive Officer and the Chairman, President and Chief Executive Officer of DryShips, Mr. George Economou, and the son of a director of DryShips.

Gilles Bocabarteille joined our company in August 2012 as Senior Vice President Technical and Engineering and has served as our Senior Vice President Operations and Technical since January 1, 2013.  Prior to joining our company, Mr. Bocabarteille served as Vice President, Asset Management of Ensco plc, or Ensco, and, prior to its acquisition by Ensco, Pride International, Inc., or Pride International, from 2008 to 2012. Mr. Bocabarteille also served as Managing Director of Pride International from 2005 to 2008 in Brazil, Operations Manager, Rig Manager and Offshore Installation Manager of Pride International from 1999 to 2004 in Angola and Commissioning Manager of Pride International for the construction of the Pride Angola in Korea in 1999.  Mr. Bocabarteille began his career with FORASOL in 1991, where he served as Country Manager, Venezuela from 1994 to 1996 and Offshore Operations Manager from 1996 to 1998.  Mr. Bocabarteille received a Mechanical Engineering degree from Arts et Metiers "ENSAM" in France in 1991.

Mark Bessell has served as our Senior Vice President of Operations since April 2012. Mr. Bessell has 25 years of experience in oil and gas industry, holding various positions in the drilling contracting business. Mr. Bessell has held a diverse number of leadership positions in the North Sea, Houston, Paris, West Africa, Far East and the Mediterranean and Middle East regions. Prior to joining the Company, he spent 24 years with Transocean Ltd., where he served in various managerial roles, most recently as Managing Director, Mediterranean Division from September 2009 to March 2012. Mr. Bessell is a graduate of Montana College of Mineral Science and Technology with a B.Sc. in Petroleum Engineering.

Jan Rune Steinsland is the Chief Financial Officer of Ocean Rig AS and joined the Ocean Rig group of companies in 2006. Mr. Steinsland also serves on the board of directors of 42 of the companies in the Ocean Rig group and is the President and a director of the Issuer. Mr. Steinsland has 17 years of experience from various positions in the energy and drilling industry and eight years of experience in the finance and technology industries. From 2000 to 2006, Mr. Steinsland was Chief Financial Officer of the Oslo Børs-listed Acta Holding ASA. From 1988 to 2000, Mr. Steinsland held several management positions in Esso Norge AS/Exxon Company International, including Financial Analyst, Financial Reporting Manager, Vice President Accounting, Project Controller and Audit Advisor. Mr. Steinsland has a Master of Business Administration from the University of St. Gallen Switzerland and is a Certified European Financial Analyst (AFA) from The Norwegian Society of Financial Analysts/Norwegian School of Economics and Business Administration.

B.             Compensation

The aggregate compensation paid by us to the members of our senior management was $4.06 million for the year ended December 31, 2012, consisting of $4.02 million in salary and bonus and $ 0.04 million in pension contribution and other benefits.

Our non-employee directors are each entitled to receive annual directors' fees of $20,000, such amount to be pro-rated for any portion of a full calendar year that a non-employee director is a member of our board of directors, plus reimbursement for actual expenses incurred while acting in their capacity as director. In addition, the chairmen of the committees of our board of directors receive annual fees of $10,000, such amount to be pro-rated for any portion of the full calendar year that the director is chairman of the committee, plus reimbursement for actual expenses incurred while acting in their capacity as chairman. We do not maintain a medical, dental, or retirement plan for our directors. Members of our senior management who also serve as directors do not receive additional compensation for their services as directors.

Our board of directors has adopted an equity incentive plan, pursuant to which officers, directors and employees of the Company, our subsidiaries and our affiliates and consultants and service providers to the Company, our subsidiaries and our affiliates are eligible to receive awards under the plan. See "—E. Share Ownership—2012 Equity Incentive Plan" below.

C.             Board Practices

Our board of directors consists of the five directors named above. Each director elected holds office for a three-year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The term of office of each director is as follows: our Class A director, Mr. George Economou, serves for a term expiring at the 2014 annual general meeting of shareholders, our two Class B directors, Messrs. Michael Gregos and Prokopios (Akis) Tsirigakis, serve for a term expiring at the 2015 annual meeting of shareholders and our two Class C directors, Messrs. Trygve Arnesen and Savvas D. Georghiades, serve for a term expiring at the 2013 annual meeting of shareholders.

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

D.             Employees

As of December 31, 2012, Ocean Rig UDW Inc. employed 10 individuals, including our Chief Executive Officer, Executive Vice President and Senior Vice President of Operations. As of December 31, 2012, the total number of employees employed by our wholly-owned management subsidiaries was approximately 1,374, of which approximately 244 were full-time crew engaged through third party crewing agencies. Of the total number of employees, approximately 144 were assigned to the Eirik Raude, approximately 154 were assigned to the Leiv Eiriksson, approximately 186 were assigned to the Ocean Rig Corcovado, approximately 205 were assigned to the Ocean Rig Olympia, approximately 202 were assigned to the Ocean Rig Poseidon and approximately 182 were assigned to the Ocean Rig Mykonos. In addition, the newbuild drillship project team, located in South Korea and Norway, employed 44 employees and 48 employees were employed in a resource pool, while the management and staff positions at the Stavanger office consisted of 139 employees. Furthermore, there were 67 employees based at our Aberdeen, Rio de Janeiro and Jersey offices and 5 employees based in other locations.

As of December 31, 2011, Ocean Rig UDW Inc. employed one individual, our Chief Executive Officer. As of December 31, 2011, our wholly-owned management subsidiaries employed approximately 1,305 employees, including shore-based support teams in Turkey and Ghana, of which approximately 337 were full-time crew engaged through third party crewing agencies. Of the total number of employees, approximately 162 were assigned to the Eirik Raude, approximately 139 were assigned to the Leiv Eiriksson, approximately 202 were assigned to the Ocean Rig Corcovado, approximately 200 were assigned to the Ocean Rig Olympia, approximately 214 were assigned to the Ocean Rig Poseidon and approximately 191 were assigned to the Ocean Rig Mykonos. In addition, the newbuild drillship project team, located in South Korea and Norway, employed 70 employees, while the management and staff positions at the Stavanger office consisted of 110 employees. Furthermore, there were 12 employees based at our Aberdeen office and five employees based in other locations.

As of December 31, 2010, our management subsidiaries employed approximately 564 employees, of which approximately 119 were full-time crew engaged through third party crewing agencies.  Of the total number of employees, approximately 160 were assigned to the Eirik Raude, approximately 143 were assigned to the Leiv Eiriksson, approximately 88 were assigned to the Ocean Rig Corcovado and 49 were assigned to the Ocean Rig Olympia. These numbers include shore-based support teams in Turkey and Ghana. The newbuild drillship project team, located in Korea and Norway, employed 50 employees, while the management and staff positions at the Stavanger office consisted of 59 employees. In addition, there were four employees based at the London office and two employees based in other locations.

The increase of employees from December 31, 2010 to December 31, 2011 and 2012 is primarily due to the general growth of our business.

We did not experience any material work stoppages due to labor disagreements during 2012, 2011 or 2010.

Employment Agreements

Effective June 1, 2012, we entered into a consultancy agreement with Basset Holdings Inc., or Basset, a Marshall Islands entity beneficially owned by our Executive Vice President, Mr. Anthony Kandylidis, for the provision of the services of our Executive Vice President. The agreement has an initial term of five years and may be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, we are be obligated to pay an annual remuneration to Basset of Euro 0.9 million ($1.2 million based on the Euro/U.S. Dollar exchange rate as of December 31, 2012), plus a sign on bonus. Basset is also entitled to cash or equity-based bonuses to be awarded at our sole discretion. We may terminate the agreement for cause, as defined in the agreement, in which case Basset will not be entitled to further payments of any kind. Upon termination of the agreement by us without cause, or in the event the agreement is terminated within three months of a change of control, as defined in the agreement, we will be obligated to pay a lump sum amount. Basset may terminate the agreement without cause upon three months written notice. For the year ended December 31, 2012, the Company incurred costs of $2.5 million, including a sign on bonus of Euro 1.5 million ($1.8 million based on the Euro/U.S. Dollar exchange rate at the date that the transaction was recorded) related to this agreement.

       Effective August 16, 2012, we entered into a consultancy agreement with Mr. Gilles Bocabarteille for his services as our Senior Vice President of Technical and Engineering.  The agreement has an initial term of three years and may be renewed or extended for additional one-year periods upon mutual agreement of the parties.  Under the agreement, Mr. Bocabarteille is entitled to a monthly base remuneration, plus equity or cash bonuses to be awarded at our sole discretion.  In the event the agreement is terminated by us for cause, as defined in the agreement, or by Mr. Bocabarteille without cause, Mr. Bocabarteille will not be entitled to any further payments of any kind under the agreement.  Upon termination of the agreement by us without cause, any cash or equity bonuses already granted to Bocabarteille shall vest immediately and we will be obligated to pay Mr. Bocabarteille a lump-sum amount.

Our wholly owned subsidiary, Ocean Rig ASA (which has since been reorganized into Drill Rigs Holdings), entered into an employment agreement, dated as of May 15, 2006, with Mr. Jan Rune Steinsland for his services as Chief Financial Officer, pursuant to which Mr. Steinsland receives a fixed annual salary and may receive a bonus through the management bonus plan. The agreement continues until terminated by either party on six-months' notice. In addition, Mr. Steinsland is entitled to participation in our pension scheme. As of December 1, 2008, Mr. Steinsland's employment contract was amended to transfer Mr. Steinsland's employment from Ocean Rig ASA to Ocean Rig AS pursuant to the same terms and conditions described above.

E.             Share Ownership

With respect to the total amount of common shares owned by our officers and directors, individually and as a group, see "Item 7. Major Stockholders and Related Party Transactions—A. Major Shareholders."

2012 Equity Incentive Plan

On March 21, 2012, our board of directors adopted the Ocean Rig UDW Inc. 2012 Equity Incentive Plan, or the plan, the material terms of which are set forth below. Under the plan, officers, directors and employees of, and consultants and service providers to, us, our subsidiaries and our affiliates are eligible to participate. The plan provides for the award of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units, dividend equivalents, unrestricted stock, and other stock or cash-based awards.

Administration

The plan is administered by our compensation committee, or such other committee of our board of directors as may be designated by our board of directors. The plan administrator has the authority to, among other things, designate participants under the plan, determine the type or types of awards to be granted to a participant, determine the number of shares of common stock to be covered by awards, determine the terms and conditions applicable to awards and interpret and administer the plan.

Number of Shares of Common Stock

Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation and the like, the number of shares of our common stock with respect to which awards may be granted under the plan is 2,000,000. Shares subject to an award that remain unissued upon the termination or cancellation of the award, restricted shares awarded under the plan that are forfeited, shares in respect of an award that are settled for cash without delivery of common stock, and shares that are tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to an award under the plan, will again be available for grant under the plan. Common stock delivered under the plan consists of authorized but unissued shares or shares acquired by us in the open market, from us or from any other person or entity.

Stock Options and Stock Appreciation Rights

The plan permits the grant of options covering common stock and the grant of stock appreciation rights. A stock appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a share of common stock on the exercise date over the base price established for the stock appreciation right. Such excess may be paid in common stock, cash, or a combination thereof, as determined by the plan administrator in its discretion. The plan administrator will be able to make grants of stock options and stock appreciation rights under the plan containing such terms as the plan administrator may determine. Stock options and stock appreciation rights may have an exercise price or base price that is no less than the fair market value of our common stock on the date of grant. In general, stock options and stock appreciation rights granted will become exercisable over a period determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

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

Awards

Our compensation committee has approved the award under the plan of 153,150 restricted common shares to our management and employees (including 77,150 shares that were subsequently forfeited), of which 28,200 shares have been issued. The remaining 47,800 shares are expected to be issued in 2013 and all 76,000 shares vest ratably over a period of three years.  As of December 31, 2012, 2,500 of these shares are vested.

Item 7.                   Major Shareholders and Related Party Transactions

A.             Major Shareholders

The following table sets forth the beneficial ownership of our common shares, as of March 20, 2013, held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our executive officers and directors; and

•	all our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of March 20, 2013, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class(2)
Executive Officers and Directors:
George Economou(3)	5,393,289	4.1%
Michael Gregos	-	*
Trygve Arnesen	-	*
Savvas D. Georghiades	-	*
Prokopios (Akis) Tsirigakis	-	*
Anthony Kandylidis(4)	1,684,512	1.3%
Gilles Bocabarteille	-	*
Mark Bessell	-	*
Jan Rune Steinsland	-	*
Executive Officers and Directors as a Group	7,112,466	5.4%
5% Beneficial Owners:
DryShips Inc.(5)	78,301,755	59.4%

*Less than 1.0% of our total outstanding common shares.

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus.

(2)	Based on 131,725,128 common shares outstanding as of March 20, 2013.

(3)
George Economou, our Chairman, President and Chief Executive Officer, may be deemed to beneficially own 5,061,430 of these shares through Sphinx Investment Corp., a Marshall Islands corporation controlled by Mr. Economou. Mr. Economou may be deemed to beneficially own 79,525 of these shares through Elios Investments Inc., a wholly owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, or the Foundation, the beneficiaries of which are Mr. Economou and members of Mr. Economou's family. Mr. Economou may be deemed to beneficially own 145,128 of these shares through Entrepreneurial Spirit Holdings Inc., a Liberian corporation that is wholly owned by the Foundation. Mr. Economou may be deemed to beneficially own 105,357 of these shares through Fabiana Services S.A., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to own 1,849 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person.

(4)
Anthony Kandylidis, our Executive Vice President, may be deemed to beneficially own all of these shares through Skidrow Investments Limited, a Marshall Islands corporation controlled by Mr. Kandylidis.

(5)
DryShips is our parent company and a reporting company under the Exchange Act. George Economou, our Chairman, President and Chief Executive Officer, is also the Chairman, President and Chief Executive Officer of DryShips. Information with respect to DryShips and Mr. Economou and their relations to us is discussed under "B.—Related Party Transactions." The business address of DryShips Inc. is 74-76 V. Ipeirou Street, GR 15125 Amaroussion, Greece. In October 2012, DryShips pledged 7,800,000 of these shares as additional collateral under certain of its credit facilities. The terms of the share pledge expire on June 30, 2013. In March 2013, DryShips pledged 1,602,500 of these shares as additional collateral under certain of its credit facilities.

The following transactions account for the significant changes in the percentage of beneficial ownership of our common shares held by our Chairman, President and Chief Executive Officer, Mr. George Economou, and DryShips since the closing of our 2010 Private Offering in December 2010:

Following the 2010 Private Offering, our Chairman, President and Chief Executive Officer, Mr. Economou, was deemed to beneficially own 2,869,428 of our common shares, or 2.38% of our then outstanding common shares, and DryShips owned 103,125,500 of our common shares, or approximately 78.5% of our then outstanding common shares. On October 5, 2011, DryShips completed the partial spin off of us by distributing an aggregate of 2,967,396 of our common shares that DryShips held, including 105 common shares treated of fractional shares, to shareholders of DryShips, including companies affiliated with our Chairman, President and Chief Executive Officer, on a pro rata basis.  DryShips also received an aggregate of 255,036 of our common shares, which were returned to DryShips by Deutsche Bank Securities Inc. in connection with the partial spin-off pursuant to a share lending arrangement between DryShips and Deutsche Bank Securities Inc. In November 2011, as partial consideration in connection with the OceanFreight merger, DryShips distributed to OceanFreight shareholders, other than entities controlled by OceanFreight's Chief Executive Officer and our Executive Vice President, Mr. Anthony Kandylidis, an aggregate of 1,541,159 of our common shares that DryShips held.  Prior to the completion of the OceanFreight merger, DryShips also distributed an aggregate of 1,570,226 common shares to entities controlled by Mr. Kandylidis as partial consideration for the acquisition of all of their shares of OceanFreight, representing a majority of the then outstanding shares of OceanFreight. On April 17, 2012, DryShips completed the public offering of an aggregate of 11,500,000 of our common shares owned by DryShips. Companies affiliated with our Chairman and Chief Executive Officer purchased a total of 2,185,000 common shares from DryShips in the offering at the public offering price.

As of March 20, 2013, we had 57 shareholders of record, 37 of which were located in the United States and held an aggregate of 57,990,515 of our common shares, representing 44.0% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 57,989,290 shares of our common stock as of March 20, 2013. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners.

We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.           Related Party Transactions

All related party transactions are subject to the review and approval of the independent members of our board of directors.

Related Party Agreements

Legal Services

Mr. Savvas D. Georghiades, a member of our board of directors, provides legal services to us and to our predecessor, Primelead Limited, through his law firm, Savvas D. Georghiades, Law Office.  For the years ended December 31, 2012, 2011 and  2010, we paid fees of €41,623, €47,390 and €94,235, respectively (or $55,005, $61,365 and $124,880, respectively, based on the Euro/U.S. Dollar exchange rate at December 31, 2012, 2011 and 2010 respectively), for the legal services provided by Mr. Georghiades.

Loans and Guarantees

  $562.5 million loan agreements, amended to $495.0 million (the Deutsche Bank credit facilities)

On July 18, 2010, DryShips, our parent company, entered into guarantees in connection with our Deutsche Bank credit facilities. The guarantees by DryShips covered the initial equity contribution and each other equity contribution, the equity collateral, amounts to be paid into the debt service reserve account and each payment of the loan balance. In addition, the guarantees by DryShips contained certain financial covenants measured on the DryShips financial accounts requiring the maintenance of (i) minimum market adjusted equity ratio; (ii) minimum interest coverage ratio; (iii) minimum market value adjusted net worth of DryShips and its subsidiaries; and (iv) minimum amount of free cash and cash equivalents.

On May 14, 2012, we signed amendments to the Deutsche Bank credit facilities to, among other things, remove the payment guarantee of DryShips, subject to reinstatement as discussed below, and remove the financial covenants for DryShips and the cross-default provision relating to DryShips's outstanding indebtedness for its drybulk carrier and tanker fleet. As a result of the amendments, a default by DryShips under one of its loan agreements for its drybulk carrier and tanker fleet will not result in a cross-default under the Deutsche Bank credit facilities that would provide the lenders thereunder with the right to accelerate our outstanding debt. Under the terms of the amended Deutsche Bank credit facilities, in the event of a breach by us of any of the financial covenants contained in our guarantees under the Deutsche Bank credit facilities, the unconditional and irrevocable payment guarantees of DryShips will be reinstated, pursuant to which DryShips will be obligated to pay, upon demand by the lenders, any amount outstanding under the loans upon a failure by us to pay such amount. In addition, DryShips will be required to indemnify the lenders in respect of any losses they incur in respect of any amounts due under the loans that are not recoverable from DryShips under the guarantees and that we fail to pay. The amount payable by DryShips under the guarantees will be limited to $214.0 million with respect to the facility for the Ocean Rig Poseidon and $255.0 million with respect to the facility for the Ocean Rig Mykonos, in each case plus any other amounts that become payable in connection with the payment of such amount. The guarantees will not include any financial covenants applicable to DryShips or cross-default provisions in relation to DryShips's indebtedness for its drybulk carrier and tanker fleet. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Debt Agreements—Existing Debt Agreements—Two $562.5 million loan agreements, amended to $495.0 million (the Deutsche Bank credit facilities)."

$800.0 million senior secured term loan agreement

Our $800.0 million senior secured term loan agreement is guaranteed by us and, prior to May 9, 2012, was also guaranteed by DryShips. Under the loan agreement, DryShips was required to maintain (i) minimum liquidity; (ii) a minimum interest coverage ratio; (iii) a minimum market adjusted equity ratio; and (iv) a minimum market value adjusted net worth.

On May 9, 2012, we signed an amendment under our $800.0 million secured term loan agreement to, among other things, terminate the guarantee by DryShips and remove the related covenants and remove the cross-acceleration provisions relating to DryShips's indebtedness for its drybulk carrier and tanker fleet and our indebtedness under our other credit facilities. As a result of the amendment, a default by DryShips under one of its loan agreements for its drybulk carrier and tanker fleet or a default by us under one of our other credit facilities and the acceleration of the related debt will not result in a cross-default under our $800.0 million secured term loan agreement that would provide its lenders with the right to accelerate the outstanding debt under the loan agreement. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Debt Agreements—Existing Debt Agreements —$800.0 million senior secured term loan agreement."

Global Services Agreement

On December 1, 2010, DryShips, our parent company, entered into a Global Services Agreement with Cardiff Marine, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, effective December 21, 2010, pursuant to which DryShips engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by us. Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provided consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of DryShips and its subsidiaries, including our drilling units; and (ii) identified, sourced, negotiated and arranged the sale or purchase of the offshore assets of DryShips and its subsidiaries, including our drilling units. In consideration of such services, DryShips paid Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. We did not pay for services provided in accordance with this agreement. The costs of services we received under the Global Services Agreement were expensed in our consolidated statement of operations or capitalized as directly attributable to construction costs under "Rig under construction". The payment by DryShips for services provided to us under the agreement was deemed an equity contribution to us and is recorded as shareholders' contribution to shareholders' equity.

Except as provided below, the Global Services Agreement applied to all offshore drilling contracts we entered into after December 21, 2010, as well as the drilling contract with Cairn Energy plc, or Cairn, for the Ocean Rig Corcovado, which commenced in January 2011 and was completed in November 2011, and the drilling contracts with Vanco Cote d'Ivoire Ltd. and Vanco Ghana Ltd for the Ocean Rig Olympia, which commenced in March 2011, were novated to Tullow Ghana in December 2011 and were completed in the second quarter of 2012. The Global Services Agreement did not apply to the agreement with Petrobras Oil & Gas regarding the early termination of the drilling contract with Petrobras Oil & Gas for the Leiv Eiriksson and the replacement of the Leiv Eiriksson under the drilling contract with Petrobras Oil & Gas with the Ocean Rig Poseidon, which occurred in April 2011, the drilling contract with Cairn for the Leiv Eiriksson, which commenced in April 2011 and was completed in November 2011 and the drilling contract with Borders & Southern plc for the Leiv Eiriksson, which commenced in November 2011 and was completed in the fourth quarter of 2012.

During the years ended December 31, 2012 and 2011, we recorded expenses of a total of approximately $6.2 and $2.4 million relating to employment arrangements, respectively, and $1.0 and $4.9 million relating to sale and purchase activities, respectively. We did not record any expenses in connection with the Global Services Agreement during the year ended December 31, 2010.

Effective January 1, 2013, the Global Services Agreement was terminated by mutual agreement of the parties.  Also effective January 1, 2013, Ocean Rig Management Inc., or Ocean Rig Management, our wholly-owned subsidiary, entered into a new services agreement, or the Ocean Rig Services Agreement, with Cardiff Drilling, a company controlled by our Chairman, President and Chief Executive Officer, on the same terms and conditions as the Global Services Agreement, except that under the Ocean Rig Services Agreement, Ocean Rig Management is obligated to pay directly the fees of 1.0% in consideration of employment arrangements under the agreement and $0.75% in consideration of purchase and sale activities under the agreement, whereas under the Global Services Agreement, those fees were paid by DryShips.

Consultancy Agreement

As of September 1, 2010, DryShips, our parent company, entered into an agreement, or the DryShips Consultancy Agreement, with Vivid Finance, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, whereby DryShips engaged Vivid Finance to act as a consultant on financing matters for DryShips and its affiliates, subsidiaries or holding companies, including us, as directed by DryShips. Under the DryShips Consultancy Agreement, Vivid Finance provided us with consulting services relating to (i) the identification, sourcing, negotiation and arrangement of new loan and credit facilities, interest swap agreements, foreign currency contracts and forward exchange contracts; (ii) the raising of equity or debt in the public capital markets; and (iii) the renegotiation of existing loan facilities and other debt instruments.  In consideration for these services, Vivid Finance was entitled to a fee of twenty basis points, or 0.20%, on the total transaction amount. We did not pay or reimburse DryShips or its affiliates for services provided to us in accordance with the DryShips Consultancy Agreement.  However, we recorded expenses incurred under the DryShips Consultancy Agreement in our income statement and as a shareholder's contribution (additional paid-in capital) to capital when they were incurred. During the years ended December 31, 2012, 2011 and 2010, we recorded expenses of a total of approximately $10.8 million $5.2 million and $1.0 million, respectively, in fees from Vivid Finance with respect our financing arrangements.

Effective January 1, 2013, Ocean Rig Management, our wholly-owned subsidiary, entered into a separate consultancy agreement, or the Ocean Rig Consultancy Agreement, with Vivid Finance, on the same terms and conditions as the DryShips Consultancy Agreement, except that under the Ocean Rig Consultancy Agreement, Ocean Rig Management is obligated to pay directly the fee of 0.20% to Vivid Finance on the total transaction amount in consideration of the services provided, whereas under the DryShips Consultancy Agreement, this fee was paid by DryShips.  In connection with Ocean Rig Management's entry into the Ocean Rig Consultancy Agreement, the DryShips Consultancy Agreement was amended, effective as of January 1, 2013, to limit the scope of the services provided under the agreement to DryShips and its subsidiaries or affiliates, except for Ocean Rig UDW Inc. and its subsidiaries.  In essence, post-amendment, the DryShips Consultancy Agreement is in effect for DryShips's tanker and drybulk shipping segments only.

Employment Agreements

See "Item 6. Directors, Senior Management and Employees—D. Employees—Employment Agreements."

Registration Rights Agreement

On March 20, 2012, we entered into a registration rights agreement with DryShips, pursuant to which DryShips has the right, subject to certain restrictions, to require us to register under the Securities Act a total of 97,301,755 of our common shares that it owned as of the date of the agreement. On April 17, 2012, DryShips completed the sale of 11,500,000 of our common shares that were covered by the registration rights agreement.

C.             Interests of experts and counsel

Not applicable.

Item 8.                    Financial Information

A.             Consolidated statements and other financial information

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

Import/export Duties in Angola

The Leiv Eiriksson operated in Angola during the period from 2002 to 2007. Our manager in Angola during this period has made a legal claim in the London High Court (Commercial Court) for reimbursement of import/export duties for two export/importation events from 2002 to 2007 retroactively levied by the Angolan government. Agreement was reached between the parties to this claim for an amount of $6.1 million, which was paid by our relevant subsidiary to the claimant on May 24, 2012, in full and final settlement of the London court proceedings.

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

Dividend Policy

Our long-term objective is to pay a regular dividend in support of our main objective to maximize shareholder returns. However, we have not paid any dividends in the past and we are currently focused on the development of capital intensive projects in line with our growth strategy and this focus will limit any dividend payment in the medium term. Because we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing their earnings and cash flow to us. In addition, under certain of our debt agreements, our ability to pay dividends to our shareholders is restricted.

Any future dividends declared will be at the discretion of our board of directors and will depend upon our financial condition, earnings and other factors, including the covenants contained in our debt agreements. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Debt Agreements—Existing Debt Agreements." Our ability to pay dividends is also subject to Marshall Islands law, which generally prohibits the payment of dividends other than from operating surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

We believe that, under current U.S. law, any future dividend payments from our then current and accumulated earnings and profits, as determined under U.S. federal income tax principles, would constitute "qualified dividend income" and, as a consequence, non-corporate U.S. shareholders would generally be subject to the same preferential U.S. federal income tax rates applicable to long-term capital gains with respect to such dividend payments. Distributions in excess of our earnings and profits, as so calculated, will be treated first as a non-taxable return of capital to the extent of a U.S. stockholder's tax basis in its shares of common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see "Item 10. Additional Information—E. Taxation" for additional information relating to the tax treatment of our dividend payments.

B.             Significant Changes

See note 18 of "Item 18. Financial Statements"

Item 9.                   The Offer and Listing

Since October 6, 2011, the primary trading market for our common shares has been the NASDAQ Global Select Market, on which our shares are listed under the symbol "ORIG." On September 19, 2011 our common shares began "when issued" trading and on October 6, 2011 commenced "regular way" trading on the NASDAQ Global Select Market. The secondary trading market for our common stock is the Norwegian OTC Market, on which our common shares have been trading since the pricing the private offering on December 15, 2010.

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

For the Year Ended	Low (NASDAQ)	High (NASDAQ)		Low(1) (OTC)	High(1) (OTC)
December 31, 2010	-		-	99.00(2)	103.00(2)
December 31, 2011	$11.96(3)	$16.00(3)		72.00	125.00
December 31, 2012	$11.75	$18.17		73.00	102.00
For the Quarter Ended
March 31, 2011	-	-		104.00	125.00
June 30, 2011	-	-		99.00	118.00
September 30, 2011	-	-		79.50	97.00
December 31, 2011	$$11.96(3)	$16.00(3)		72.00	90.00
March 31, 2012	$11.75	$17.86		73.00	97.00
June 30, 2012	$13.04	$18.17		78.00	102.00
September 30, 2012	$13.59	$18.16		88.00	101.00
December 31, 2012	$14.69	$16.51		82.00	94.00

For the Month Ended
September 2012	$16.31	$18.16	92.50		101.00
October 2012	$15.18	$16.50	94.00		94.00
November 2012	$14.69	$16.51	-	(5)	-	(5)
December 2012	$14.72	$15.75	82.00		82.00
January 2013	$15.00	$17.47	-	(5)	-	(5)
February 2013	$17.57	$17.71	-	(5)	-	(5)
March 2013	$13.76	$15.73	-	(5)	-	(5)

____________________

(1)	As reported in Norwegian Kroner. As of March 21, 2013, the U.S. Dollar/Norwegian Kroner exchange rate was $1.00/NOK5.840.

(2)	For the period from December 15, 2010, the date on which our common shares began trading on Norwegian OTC Market, until the end of the period.

(3)	For the period from October 6, 2011, the date on which our common shares began "regular way" trading on the NASDAQ Global Select Market, until the end of the period.

(4)	Through March 20, 2013.

(5)	There were no trades during this period.

On November 2, 2011, the Board of Directors of Oslo Bшrs resolved to admit our common shares to listing on Oslo Bшrs or, alternatively, Oslo Axess, subject to our compliance with certain customary listing requirements of the Oslo Bшrs. The Chief Executive Officer of Oslo Bшrs is authorized to decide whether the Company should be listed on Oslo Bшrs or Oslo Axess and to fix the date of listing.  We have requested an indefinite extension for the proposed listing date on the Oslo Bors or, alternatively, the Oslo Axess, which was originally scheduled to be no later than December 16, 2011.

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

B.             Memorandum and Articles of Association

Our current second amended and restated articles of incorporation and second amended and restated bylaws have been filed as Exhibits 3.1 and 3.2, respectively, to our Registration Statement on Form F-4 (File No. 333-175940) filed with the SEC on August 1, 2011. The information contained in these exhibits is hereby incorporated by reference in this annual report.

Information required by "Item 10. Additional Information—B. Memorandum and Articles of Association" of Form 20-F is hereby incorporated by reference to the section entitled "Description of Capital Stock" in our Registration Statement on Form F-3ASR (Registration Statement No. 333-184450), filed with the SEC on October 16, 2012, provided that as of the date of this annual report, we had 131,725,128 common shares issued and outstanding.

C.             Material Contracts

We refer you to "Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources—Credit Facilities," "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" for a discussion of our material agreements that we have entered into outside the ordinary course of our business during the two-year period immediately preceding the date of this annual report.

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

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the common share is readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market, on which our common shares will be listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder.  Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

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

We do not benefit from income tax positions that we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in the United States, Canada, the U.K., Brazil, Turkey, Angola, Cyprus, Korea, Ghana, Netherlands, Ivory Coast, Tanzania, Falkland Islands, Greenland, Equatorial Guinea or Norway, our effective tax rate on our world-wide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

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

As of December 31, 2012, we had a total of 12 interest rate swap, cap and floor agreements, maturing from September 2013 through November 2017. As of December 31, 2011 we had a total of seven interest rate swap, cap and floor agreements, maturing from September 2013 through November 2017. These agreements are entered into in order to hedge our exposure to interest rate fluctuations with respect to our borrowings. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Swap Agreements."

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1%, with all other variables held constant, would have increased our net loss and decreased our cash flows for the year ended December 31, 2012 by approximately $29.1 million, based on our total outstanding debt level at December 31, 2012. A 1% increase in LIBOR, with all other variables held constant, would have increased our interest expense for the year ended December 31, 2012 from $135.8 million to $164.9 million.

Foreign Currency Exchange Risk

We generate a substantial portion of our revenues in U.S. dollars; however, a portion of our revenue under our drilling contracts with Petrobras Brazil for the Ocean Rig Corcovado and the Ocean Rig Mykonos is, and a portion of our revenue under our drilling contract with Repsol for our seventh generation drillship scheduled to be delivered in July 2013 will be, receivable in Brazilian Real.  In addition, for the year ended December 31, 2012, we incurred approximately 61% of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2012, the net effect of a 10% adverse movement in U.S. dollar/ currencies other than the U.S. dollar exchange rates would have resulted in an increase of $ 39.2 million in our loss before taxes for the year ended December 31, 2012.

Our international operations expose us to foreign exchange risk. We use a variety of techniques to minimize exposure to foreign exchange risk, such as the use of foreign exchange derivative instruments. Fluctuations in foreign currencies typically have not had a material impact on our overall results. In situations where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases, may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. We do not enter into derivative transactions for speculative purposes. On December 31, 2012, we did not have any open foreign currency forward exchange contracts. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Currency Forward Sale Exchange Contracts."

Item 12.                 Description of Securities Other than Equity Securities

A.             Debt Securities

Not applicable.

B.             Warrants and Rights

Not applicable.

C.             Other Securities

Not applicable.

D.             American Depository Shares

Not applicable.

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

We have adopted an Amended and Restated Stockholder Rights Agreement, pursuant to which each of our common shares includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock or additional common shares if any third party seeks to acquire control of a substantial block of our common shares without the approval of our board of directors.

Item 15.                 Controls and Procedures

(a)           Disclosure Controls and Procedures

The Company's Chief Executive Officer and the Chief Financial Officer of Ocean Rig AS, the Company's wholly-owned subsidiary, have conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2012. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and the Chief Financial Officer of Ocean Rig AS, to allow for timely decisions regarding required disclosures.

Based on this evaluation, the Company's Chief Executive Officer and the Chief Financial Officer of Ocean Rig AS concluded that, as of December 31, 2012, the Company's disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and the Chief Financial Officer of Ocean Rig AS, our wholly-owned subsidiary, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO, as of December 31, 2012.

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

Management has assessed the effectiveness of the Company's internal control over financial reporting at December 31, 2012, based on the framework established in "Internal Control — Integrated Framework" issued by the COSO. Based on the aforementioned assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2012.

The independent registered public accounting firm, Ernst Young (Hellas) Certified Auditors Accountants S.A., that audited the consolidated financial statements of the Company for the year ended December 31, 2012, included in this annual report, has issued an attestation report on the Company's internal control over financial reporting.

(c)           Attestation Report of the Registered Public Accounting Firm

The report of Ernst Young (Hellas) Certified Auditors Accountants S.A. included in "Item 18. Financial Statements" of this annual report is incorporated herein by reference.

(d)           Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal control over financial reporting that have occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B.              Code of Ethics

We have adopted a code of ethics that applies to our directors, officers, employees and agents. We will provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Corporate Secretary, Ocean Rig UDW Inc., 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus. No substantive amendments were made to our code of ethics during the fiscal year ended December 31, 2012, and no waivers of our code of ethics were granted to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions during the fiscal year ended December 31, 2012.

Item 16C.              Principal Accountant Fees and Services

Our independent auditors have billed us for audit, audit-related and non-audit services for the years ended December 31, 2012 and 2011. The fees billed are set forth as follows:

	2011	2012
	(U.S. Dollars in thousands)

Audit fees	$1,591	$751
Audit-related fees	-	-
Tax fees	75	179
All other fees	-	-

Total fees	$1,666	$930

There were no audit-related or other fees billed in 2012 or 2011. Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements. Taxation fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

All audit and non-audit services, including services described above were pre-approved by the audit committee. Our audit committee is responsible for the appointment, retention, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, our audit committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors' independence from the Company. The audit committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

Item 16D.              Exemptions from the Listing Standards for Audit Committees

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

As of December 31, 2012, we had not purchased any common shares under the program described above.

In addition, companies affiliated with our Chairman, President and Chief Executive Officer purchased an aggregate of 2,185,000 of our common shares in the public offering of common shares held by DryShips that was completed on April 17, 2012 at the public offering price of $16.25.

Item 16F                Change in Registrant's Certifying Accountant

None.

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

The Schedule I, beginning after page F-39, is filed as part of this report.

Item 19.                  Exhibits

Exhibit Number	Description

1.1
Second Amended and Restated Articles of Incorporation of Ocean Rig UDW Inc., incorporated by reference to exhibit 3.1 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

1.2
Second Amended and Restated Bylaws of Ocean Rig UDW Inc., incorporated by reference to exhibit 3.2 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

1.3
Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Ocean Rig UDW Inc., incorporated by reference to exhibit 4.3 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

2.1
Form of Stock Certificate, incorporated by reference to exhibit 4.1 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 17, 2011.

2.2
Amended and Restated Stockholder Rights Agreement, dated June 3, 2011, incorporated by reference to exhibit 4.2 to the Registration Statement on Form F-4/A of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

2.3
Bond Agreement between Ocean Rig UDW Inc. and Norsk Tillitsmann ASA, dated April 14, 2011, incorporated by reference to exhibit 10.40 of the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940) filed with the SEC on August 1, 2011.

2.4
Indenture, dated as of September 20, 2012, by and among Drill Rigs Holdings Inc., Ocean Rig UDW Inc., and each of the Guarantors party thereto, U.S. Bank National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Noteholder Collateral Agent, Registrar and Paying Agent, relating to 6.50% Senior Secured Notes Due 2017.

2.5
Supplemental Indenture, dated as of January 23, 2013, by and among Drill Rigs Holdings Inc., Ocean Rig UDW Inc., as Guarantor, the other Guarantors, and U.S. Bank National Association, as Trustee, amending and supplementing the Indenture, dated as of September 20, 2012, by and among Drill Rigs Holdings Inc., Ocean Rig UDW Inc., and each of the Guarantors party thereto, U.S. Bank National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Noteholder Collateral Agent, Registrar and Paying Agent, relating to 6.50% Senior Secured Notes Due 2017.

2.6
Second Supplemental Indenture, dated as of January 30, 2013, amending and supplementing the Indenture, dated as of September 20, 2012, as amended by a supplemental indenture, dated as of January 23, 2013, by and among Drill Rigs Holdings Inc., Ocean Rig UDW Inc., and each of the Guarantors party thereto, U.S. Bank National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Noteholder Collateral Agent, Registrar and Paying Agent, relating to 6.50% Senior Secured Notes Due 2017.

2.7
Third Supplemental Indenture, dated as of March 15, 2013, amending and supplementing the Indenture, dated as of September 20, 2012, as amended by a supplemental indenture, dated as of January 23, 2013, and a second supplemental indenture, dated as of January 30, 2013, by and among Drill Rigs Holdings Inc., Ocean Rig UDW Inc., and each of the Guarantors party thereto, U.S. Bank National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Noteholder Collateral Agent, Registrar and Paying Agent, relating to 6.50% Senior Secured Notes Due 2017.

4.1
Drillship Master Agreement between DryShips Inc. and Samsung Heavy Industries Co., Ltd., incorporated by reference to exhibit 10.1 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

4.2
Novation Agreement between Samsung Heavy Industries Co., Ltd., DryShips Inc. and Ocean Rig UDW Inc., incorporated by reference to exhibit 10.2 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

4.3
Addendum No. 1 dated May 16, 2011 to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and Samsung Heavy Industries Co., Ltd., as novated by a Novation Agreement, dated December 30, 2010, between Samsung Heavy Industries Co., Ltd., DryShips Inc. and Ocean Rig UDW Inc., incorporated by reference to exhibit 10.3 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

4.4
Addendum No. 2 dated January 27, 2012 to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and Samsung Heavy Industries Co., Ltd., as novated by a Novation Agreement, dated December 30, 2010 and as amended, incorporated by reference to exhibit 4.4 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 14, 2012.

4.5
Addendum No. 3 dated April 2, 2012, to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and Samsung Heavy Industries Co., Ltd., as novated by a Novation Agreement, dated December 30, 2010, and as amended.

4.6
Addendum No. 4, dated September 3, 2012, to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and Samsung Heavy Industries Co., Ltd., as novated by a Novation Agreement, dated December 30, 2010, and as amended.

4.7
Senior Secured Credit Facility Agreement, dated April 15, 2011, by and among Drillships Holdings Inc., as Borrower, the banks and financial institutions named therein, as Mandated Lead Arrangers and Lenders, and Nordea Bank Finland plc, London Branch, as Agent, relating to a credit facility of $800,000,000, incorporated by reference to exhibit 10.4 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc.  (Registration No. 333-175940), filed with the SEC on August 1, 2011.

4.8
Amendment Agreement, dated May 9, 2012, to the Senior Secured Credit Facility Agreement, dated April 15, 2011, by and among Drillships Holdings Inc., as Borrower, the banks and financial institutions named therein, as Mandated Lead Arrangers and Lenders, and Nordea Bank Finland plc, London Branch, as Agent, relating to a credit facility of $800,000,000.

4.9
Addendum No. 2, dated May 18, 2012, to an Amended and Restated Guarantee, Revolving Credit and Term Loan Facility Agreement, dated November 19, 2009, by and among Ocean Rig ASA, Ocean Rig Norway AS and Drill Rigs Holdings Inc., as borrowers, the guarantors listed therein, as original guarantors, the financial institutions listed therein, as banks, DNB Bank ASA, as guarantee bank, DNB Bank ASA, as mandated lead arranger and bookrunner, HSH Nordbank AG, Nordea Bank Norge ASA and Skandinaviska Enskilda Banken AB (Publ), as mandated lead arrangers, and DNB Bank ASA, as agent, for $1,040,000,000.

4.10
Credit Facility Agreement, dated July 18, 2008, by and between Drillship Skopelos Owners Inc., as Owner, Deutsche Bank A.G., London Branch, as Bookrunner and Joint Mandated Lead Arranger, Dexia Credit Local, New York Branch, as Joint Mandated Lead Arranger, the various financial institutions listed therein, as Lenders, Deutsche Bank AG, London Branch and Dexia Credit Local, New York Branch, as Swap Banks, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to exhibit 10.18 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

4.11
Credit Facility Agreement, dated July 18, 2008, by and between Drillship Kithira Owners Inc., as Owner, Deutsche Bank A.G., London Branch, as Bookrunner and Joint Mandated Lead Arranger, Dexia Credit Local, New York Branch, as Joint Mandated Lead Arranger, the various financial institutions listed therein, as Lenders, Deutsche Bank AG, London Branch and Dexia Credit Local, New York Branch, as Swap Banks, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to exhibit 10.19 of the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

4.12
Supplemental Agreement, dated September 17, 2008, by and between Drillship Skopelos Owners Inc., as Owner, Deutsche Bank A.G., London Branch, as Bookrunner and Joint Mandated Lead Arranger, Dexia Credit Local, New York Branch, as Joint Mandated Lead Arranger, Deutsche Bank AG, London Branch and Dexia Credit Local, New York Branch, as Swap Banks, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, relating to a $562,500,000 Credit Facility Agreement, dated July 18, 2008, incorporated by reference to Exhibit 4.51 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.13
Supplemental Agreement, dated September 17, 2008, relating to a Credit Facility Agreement, dated July 18, 2008, by and between Drillship Kithira Owners Inc., as Owner, Deutsche Bank A.G., London Branch, as Bookrunner and Joint Mandated Lead Arranger, Dexia Credit Local, New York Branch, as Joint Mandated Lead Arranger, Deutsche Bank AG, London Branch and Dexia Credit Local, New York Branch, as Swap Banks, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, relating to a $562,500,000 Credit Facility Agreement, dated July 18, 2008, incorporated by reference to Exhibit 4.52 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.14
Supplemental Agreement No. 2, dated December 18, 2008, by and between Drillship Skopelos Owners Inc., as Owner, Deutsche Bank A.G., London Branch, as Bookrunner and Joint Mandated Lead Arranger, Dexia Credit Local, New York Branch, as Joint Mandated Lead Arranger, Deutsche Bank AG, London Branch and Dexia Credit Local, New York Branch, as Swap Banks, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, relating to a $562,500,000 Credit Facility Agreement, dated July 18, 2008, as amended and supplemented by a Supplemental Agreement dated September 17, 2008, incorporated by reference to Exhibit 4.53 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.15
Supplemental Agreement No. 2, dated December 18, 2008, relating to a Credit Facility Agreement, dated July 18, 2008, by and between Drillship Kithira Owners Inc., as Owner, Deutsche Bank A.G., London Branch, as Bookrunner and Joint Mandated Lead Arranger, Dexia Credit Local, New York Branch, as Joint Mandated Lead Arranger, Deutsche Bank AG, London Branch and Dexia Credit Local, New York Branch, as Swap Banks, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, relating to a $562,500,000 Credit Facility Agreement, dated July 18, 2008, as amended and supplemented by a Supplemental Agreement dated September 17, 2008, incorporated by reference to Exhibit 4.54 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.16
Waiver Letter, dated May 21, 2009, relating to a $562,500,000 Credit Facility Agreement, dated July 18, 2008, as amended and supplemented by the supplemental agreement dated September 17, 2008 and the supplemental agreement No. 2 dated December 18, 2008, by and among (among others) Drillship Skopelos Owners Inc., as Owner, the Lenders under the Credit Agreement, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to Exhibit 4.78 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.17
Waiver Letter, dated May 21, 2009, relating to a $562,500,000 Credit Facility Agreement, dated July 18, 2008, as amended and supplemented by the supplemental agreement dated September 17, 2008 and the supplemental agreement No. 2 dated December 18, 2008, by and among (among others) Drillship Kithira Owners Inc., as Owner, the Lenders under the Credit Agreement, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to Exhibit 4.79 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.18
Facility Agent's and Security Trustee's Consent Letter, dated June 5, 2009, relating to a $562,500,000 Credit Facility Agreement, dated July 18, 2008, as amended and supplemented by the supplemental agreement dated September 17, 2008 and the supplemental agreement No. 2 dated December 18, 2008, by and among (among others) Drillship Skopelos Owners Inc., as Owner, the Lenders under the Credit Agreement, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to Exhibit 4.80 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 310, 2010, filed with the SEC on April 15, 2011.

4.19
Facility Agent's and Security Trustee's Consent Letter, dated June 5, 2009, relating to a $562,500,000 Credit Facility Agreement, dated July 18, 2008, as amended and supplemented by the supplemental agreement dated September 17, 2008 and the supplemental agreement No. 2 dated December 18, 2008, by and among (among others) Drillship Kithira Owners Inc., as Owner, the Lenders under the Credit Agreement, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to Exhibit 4.81 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.20
Supplemental Agreement No. 3, dated January 29, 2010, by and among Drillship Skopelos Owners Inc., as Owner, Deutsche Bank A.G., London Branch, as Bookrunner and Joint Mandated Lead Arranger, Dexia Credit Local, New York Branch, as Joint Mandated Lead Arranger, Deutsche Bank AG, London Branch and Dexia Credit Local, New York Branch, as Swap Banks, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, relating to $562,500,000 Credit Facility Agreement as amended and supplemented by a Supplemental Agreement dated September 17, 2008 and a Supplemental Agreement No. 2 dated December 18, 2008, incorporated by reference to Exhibit 4.55 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.21
Supplemental Agreement No. 3, dated January 29, 2010, by and among Drillship Kithira Owners Inc., as Owner, Deutsche Bank A.G., London Branch, as Bookrunner and Joint Mandated Lead Arranger, Dexia Credit Local, New York Branch, as Joint Mandated Lead Arranger, Deutsche Bank AG, London Branch and Dexia Credit Local, New York Branch, as Swap Banks, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, relating to $562,500,000 Credit Facility Agreement as amended and supplemented by a Supplemental Agreement dated September 17, 2008 and a Supplemental Agreement No. 2 dated December 18, 2008, incorporated by reference to Exhibit 4.56 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

4.22
Facility Agent's Consent Letter, dated June 23, 2010 relating to a $562,500,000 Credit Facility Agreement, dated July 18, 2008, as amended and supplemented by the supplemental agreement dated September 17, 2008, the supplemental agreement no. 2 dated December 18, 2008 and the supplemental agreement no. 3 dated January 29, 2010, by and between (among others) Drillship Skopelos Owners Inc., as Owner, certain Lenders referred to therein, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to Exhibit 4.84 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.23
Facility Agent's Consent Letter, dated June 23, 2010, relating to a $562,500,000 Credit Facility Agreement, dated July 18, 2008, as amended and supplemented by the supplemental agreement dated September 17, 2008, the supplemental agreement no. 2 dated December 18, 2008 and the supplemental agreement no. 3 dated January 29, 2010, by and between (among others) Drillship Kithira Owners Inc., as Owner, certain Lenders referred to therein, Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to Exhibit 4.85 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2010, filed with the SEC on April 15, 2011.

4.24
Amendment and Restatement Agreement to the Credit Agreement, dated April 27, 2011, by and among Drillship Skopelos Owners Inc., as Owner, Deutsche Bank A.G., London Branch, as Bookrunner and Joint Mandated Lead Arranger, Deutsche Bank AG, London Branch, as Swap Bank, Deutsche Bank Luxembourg S.A., as Facility Agent for itself and on behalf of the various financial institutions as Lenders, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to exhibit 10.32 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

4.25
Amendment and Restatement Agreement to the Credit Agreement, dated April 27, 2011, by and among Drillship Kithira Owners Inc., as Owner, Deutsche Bank A.G., London Branch, as Bookrunner and Joint Mandated Lead Arranger, Deutsche Bank AG, London Branch, as Swap Bank, Deutsche Bank Luxembourg S.A., as Facility Agent for itself and on behalf of the various financial institutions as Lenders, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to exhibit 10.33 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

4.26
Amendment Agreement to the Credit Agreement, dated August 10, 2011, by and among Drillship Skopelos Owners Inc., as Owner, DryShips Inc., as Sponsor and Ocean Rig UDW Inc., as Ocean Rig guarantor, Deutshce Bank AG, London Branch, as Bookrunner and Mandated Lead Arranger, Deutsche Bank AG, London Branch, as Swap Bank, Deutsche Bank Luxembourg S.A., as Facility Agent for itself and on behalf of various financial institutions as Lenders, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to exhibit 10.34 to the Registration Statement on Form F-4/A of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 17, 2011.

4.27
Sponsor Construction and Post-Delivery Guarantee, dated July 18, 2008, between DryShips Inc., as Guarantor, Deutsche Bank Luxembourg S.A., as Facility Agent, various financial institutions, as Lenders, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to exhibit 10.34 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

4.28
Sponsor Construction and Post-Delivery Guarantee, dated July 18, 2008, between DryShips Inc., as Guarantor, Deutsche Bank Luxembourg S.A., as Facility Agent, various financial institutions, as Lenders, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to exhibit 10.35 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.29
Ocean Rig Guarantee, dated April 27, 2011, between Ocean Rig UDW Inc., as Guarantor, Deutsche Bank Luxembourg S.A., as Facility Agent for itself and on behalf of various financial institutions as Lenders, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to exhibit 10.36 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.30
Ocean Rig Guarantee, dated April 27, 2011, between Ocean Rig UDW Inc., as Guarantor, Deutsche Bank Luxembourg S.A., as Facility Agent for itself and on behalf of various financial institutions as Lenders, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, incorporated by reference to exhibit 10.37 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.31
Credit Facility Agreement, dated July 18, 2008, by and among Drillship Skopelos Owners Inc., as Owner, Deutsche Bank AG, London Branch, as Bookrunner and Mandated Lead Arranger, various financial institutions, as Lenders, Deutsche Bank AG, London Branch, as Swap Bank, and Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, as amended and supplemented from time to time and most recently amended and restated on May 14, 2012.

4.32
Credit Facility Agreement, dated July 18, 2008, by and among Drillship Kithira Owners Inc., as Owner, Deutsche Bank AG, London Branch, as Bookrunner and Mandated Lead Arranger, various financial institutions, as Lenders, Deutsche Bank AG, London Branch, as Swap Bank, and Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, as amended and supplemented from time to time and most recently amended and restated on May 14, 2012.

4.33
Sponsor Guarantee, dated May 14, 2012, between DryShips Inc., as Guarantor, Deutsche Bank Luxembourg S.A., as Facility Agent for itself and on behalf of various financial institutions, as Lenders, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee.

4.34
Sponsor Guarantee, dated May 14, 2012, between DryShips Inc., as Guarantor, Deutsche Bank Luxembourg S.A., as Facility Agent for itself and on behalf of various financial institutions, as Lenders, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee.

4.35
Deed of Release and Amendment, dated May 14, 2012, by and among Drillship Skopelos Owners Inc., as Owner, Ocean Rig Drilling Operations B.V., as Bareboat Charterer, DryShips Inc., as Sponsor, Ocean Rig UDW Inc., Drillships Investment Inc., Skopelos Shareholders Inc., Deutsche Bank AG, London Branch, as Swap Bank, Deutsche Bank Luxembourg S.A., as Facility Agent on behalf of various financial institutions as Lenders, Deutsche Bank AG Filiale Deutschlandgescharft, as Security Trustee, Deutshce Bank AG, London Branch, as Bookrunner and Mandated Lead Arranger, and Deutsche Bank AG, London Branch, as Account Bank.

4.36
Deed of Release and Amendment, dated May 14, 2012, by and among Drillship Kithira Owners Inc., as Owner, Ocean Rig Poseidon Operations Inc., as Bareboat Charterer, DryShips Inc., as Sponsor, Ocean Rig UDW Inc., Drillships Investment Inc., Kithira Shareholders Inc., Deutsche Bank AG, London Branch, as Swap Bank, Deutsche Bank Luxembourg S.A., as Facility Agent on behalf of various financial institutions as Lenders, Deutsche Bank AG Filiale Deutschlandgescharft, as Security Trustee, Deutshce Bank AG, London Branch, as Bookrunner and Mandated Lead Arranger, and Deutsche Bank AG, London Branch, as Account Bank.

4.37
Global Services Agreement, dated December 1, 2010, by and between DryShips Inc. and Cardiff Marine Inc., incorporated by reference to exhibit 10.38 of the Registration Statement on Form F-4 of Ocean Rig UDW Inc.  (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.38
Termination Agreement, effective January 1, 2013, by and between DryShips Inc. and Cardiff Marine Inc., relating to the Global Services Agreement, dated December 1, 2010, by and between DryShips Inc. and Cardiff Marine Inc.

4.39	Services Agreement, effective January 1, 2013, by and between Ocean Rig Management Inc. and Cardiff Drilling Inc.

4.40
Consultancy Agreement, dated September 1, 2010, by and between DryShips Inc. and Vivid Finance Limited, incorporated by reference to exhibit 10.39 of the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.41	Addendum No. 1, effective January 1, 2013, to the Consultancy Agreement, dated September 1, 2010, by and between Ocean Rig UDW Inc. and Vivid Finance Inc.

4.42	Consultancy Agreement, effective January 1, 2013, by and between Ocean Rig Management Inc. and Vivid Finance Limited.

4.43
Registration Rights Agreement, dated as of March 20, 2012, by and between DryShips Inc. and Ocean Rig UDW Inc., incorporated by reference to exhibit 4.4 to the Registration Statement on Form F-1 of Ocean Rig UDW Inc. (Registration No. 333-180241), filed with the SEC on March 20, 2012.

4.44
Facilities Agreement, dated February 28, 2013, by and among Drillships Ocean Ventures Inc., as Borrower, and Ocean Rig UDW Inc., as Parent and Guarantor, and the companies listed therein, as Guarantors, and the banks and financial institutions named therein, as Mandated Lead Arrangers, with the banks and financial institutions named therein, as Lenders under the Commercial Facilities, Eksportkreditt Norge AS, as Lender under the Eksportkreditt/GEIK Facilities, The Export-Import Bank of Korea, as Lender under the Kexim Facilities, and DNB Bank ASA, as Facility Agent and Security Agent, relating to $1,350,000,000 of Term Loan Facilities.

8.1	Subsidiaries of Ocean Rig UDW Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Consent of Independent Registered Public Accounting Firm

101
The following financial information from Ocean Rig UDW Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2011 and 2012;
(2) Consolidated Statements of Operations for the years ended December 31, 2010, 2011 and 2012;
(3) Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2011 and 2012;
(4) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2010, 2011 and 2012;
(5) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012; and
(6) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OCEAN RIG UDW INC.

By:	/s/ George Economou
Name:	George Economou
Title:	Chairman, President and
Chief Executive Officer

Dated: March 21, 2013

OCEAN RIG UDW INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.)	F-2
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting (Ernst & Young (Hellas) Certified Auditors Accountants S.A.)	F-3
Report of Independent Registered Public Accounting Firm (Ernst & Young AS)	F-4
Consolidated Balance Sheets as of December 31, 2011 and 2012	F-5
Consolidated Statements of Operations for the years ended December 31, 2010, 2011 and 2012	F-6
Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2010, 2011 and 2012	F-7
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2010, 2011 and 2012	F-8
Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012	F-9
Notes to Consolidated Financial Statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Ocean Rig UDW Inc.

We have audited the accompanying consolidated balance sheets of Ocean Rig UDW Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income/(loss), stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in Item 18.1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ocean Rig UDW Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ocean Rig UDW Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 21, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Ocean Rig UDW Inc.

We have audited Ocean Rig UDW Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Ocean Rig UDW Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Ocean Rig UDW Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ocean Rig UDW Inc. as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income/(loss), stockholders' equity and cash flows for each of the two years in the period ended December 31, 2012 of Ocean Rig UDW Inc. and the financial statement schedule listed in Item 18.1 and our report dated March 21, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 21, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Ocean Rig UDW Inc.

We have audited the accompanying consolidated statements of operations, comprehensive income, stockholders' equity and cash flows of Ocean Rig UDW Inc. ("the Company") for the year ended December 31, 2010. Our audit also included the financial statement schedule listed in Item 18.1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of Ocean Rig UDW Inc.'s operations and its cash flows for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young AS
Stavanger, Norway
April 29, 2011 (except for the effects of the restatement discussed in the second paragraph of Note 2(d) to the consolidated financial statements and the financial statement schedule listed in Item 18.1, as to which the date is March 13, 2012)

OCEAN RIG UDW INC.
Consolidated Balance Sheets
As of December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31, 2011	December 31, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$250,878	$317,366
Restricted cash (Note 2)	57,060	37,321
Trade accounts receivable, net of allowance for doubtful receivables of $18,420 and $14,685.	123,223	148,808
Other current assets (Note 4)	65,248	93,639
Total current assets	496,409	597,134

FIXED ASSETS, NET:
Advances for drillships under construction (Note 5)	754,925	992,825
Drilling rigs, drillships, machinery and equipment, net (Note 6)	4,538,838	4,399,462
Total fixed assets, net	5,293,763	5,392,287

OTHER NON-CURRENT ASSETS:
Restricted cash (Note 2)	125,040	155,374
Financial instruments (Note 10)	-	935
Intangible assets, net (Note 7)	9,062	7,619
Other non-current assets (Note 8)	91,081	71,765
Total non-current assets, net	225,183	235,693
Total assets	$6,015,355	$6,225,114

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$210,166	$169,780
Accounts payable and other current liabilities	37,305	69,827
Accrued liabilities	104,633	156,886
Deferred revenue	34,726	69,635
Financial instruments (Note 10)	40,727	39,537
Total current liabilities	427,557	505,665

NON-CURRENT LIABILITIES
Long term debt, net of current portion (Note 9)	2,525,599	2,683,630
Financial instruments (Note 10)	52,025	38,087
Deferred revenue	9,172	71,815
Pensions (Note 11)	2,546	4,057
Other non-current liabilities	-	13,345
Total non-current liabilities	2,589,342	2,810,934

COMMITMENTS AND CONTINGENCIES (Note 17)	-		-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2011 and 2012, nil issued and outstanding at December 31, 2011and 2012, respectively	-		-
Common stock, $0,01par value; 1,000,000,000 shares authorized, at December 31, 2011 and 2012, 131,696,928 and 131,725,128 issued and outstanding at December 31, 2011 and 2012, respectively (Note 12)	1,317	1,317
Additional paid-in capital	3,469,924	3,489,018
Accumulated other comprehensive loss (Note 13)	(51,126)	(27,825)
Accumulated deficit	(421,659)	(553,995)
Total stockholders' equity	2,998,456	2,908,515
Total liabilities and stockholders' equity	$6,015,355	$6,225,114

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statements of Operations
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Year Ended December 31,
	2010	2011	2012
REVENUES:
Leasing revenue	$141,211	$112,118	$-
Service revenue (including amortization of above market acquired drilling contracts), net	264,501	587,531	941,903
Total Revenues	405,712	699,649	941,903

EXPENSES:
Drilling rigs and drillships operating expenses	119,369	281,833	563,583
Depreciation and amortization	75,092	162,532	224,479
Loss on disposals	1,458	754	133
General and administrative expenses	20,566	46,718	83,647
Legal settlements and other, net (Note 17)	-	-	4,524
Operating income	189,227	207,812	65,537

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 14)	(8,418)	(63,752)	(116,427)
Interest income	12,464	9,810	553
Loss on interest rate swaps (Note 10)	(40,303)	(33,455)	(36,974)
Other, net	2,227	2,311	(1,068)
Total other income/(expenses), net	(34,030)	(85,086)	(153,916)

INCOME / (LOSS) BEFORE INCOME TAXES	155,197	122,726	(88,379)
Income taxes (Note 15)	(20,436)	(27,428)	(43,957)

NET INCOME / (LOSS)	$134,761	$95,298	$(132,336)

EARNINGS/ (LOSS) PER SHARE, BASIC AND DILUTED	$1.30	$0.72	$(1.00)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 12)	103,908,279	131,696,928	131,696,935

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statements of Comprehensive Income/(Loss)
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	2010	2011	2012

Net income / (Loss)	$134,761	$95,298	$(132,336)

Other Comprehensive income / (loss):
Unrealized interest rate swap gains/ (losses)	(5,495)	3,272		-
Realized loss on cash flow hedges associated with capitalized interest	(21,523)	(3,272)		-
Reclassification of realized losses associated with capitalized interest to Consolidated Statement of Operations	-	722	1,034
Reclassification of losses on previously designated cash flow hedges to Consolidated Statement of Operations, net	-	9,816	22,904
Actuarial gains/ (losses)	424	(942)	(637)
Other Comprehensive income/ (loss)	(26,594)	9,596	23,301

Total Comprehensive income / (loss)	$108,167	$104,894	$(109,035)

OCEAN RIG UDW INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Par Value	Capital	Loss	Deficit	Equity
BALANCE, December 31, 2009	103,125,500	$10	$2,386,953	$(34,128)	$(651,718)	$1,701,117
Net income	-	-	-	-	134,761	134,761
Other comprehensive loss	-	-	-	(26,594)	-	(26,594)
Share dividend	-	1,021	(1,021)	-	-	-
Private placement	28,571,428	286	488,015	-	-	488,301
Capital contribution from DryShips Inc	-	-	583,497	-	-	583,497

BALANCE, December 31, 2010	131,696,928	1,317	3,457,444	(60,722)	(516,957)	2,881,082
Net income	-	-	-	-	95,298	95,298
Other comprehensive income	-	-	-	9,596	-	9,596
Capital contribution from DryShips Inc	-	-	12,480	-	-	12,480
BALANCE, December 31, 2011	131,696,928	1,317	3,469,924	(51,126)	(421,659)	2,998,456
Net loss	-	-	-	-	(132,336)	(132,336)
Issuance of non-vested shares	28,200	-	-	-	-	-
Amortization of stock based compensation	-	-	613	-	-	613
Other comprehensive income	-	-	-	23,301	-	23,301
Capital contribution from DryShips Inc	-	-	18,481	-	-	18,481
BALANCE, December 31, 2012	131,725,128	$1,317	$3,489,018	$(27,825)	$(553,995)	$2,908,515

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Years ended December 31,

	2010	2011	2012
Cash Flows from Operating Activities:
Net income/loss	$134,761	$95,298	$(132,336)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	75,092	162,532	224,479
Loss from disposal of assets	1,458	754	133
Commitments fees on undrawn line of credit	6,375	-	-
Amortization of deferred financing fees	-	17,778	12,944
Net amortization of fair value of acquired drilling contracts	1,222	1,170	-
Amortization of cash flow hedge reserve	(21,523)	9,816	22,904
Interest income on restricted cash related to drillships	(6,205)	(4,318)	-
Change in fair value of derivatives	33,119	(15,114)	(16,063)
Amortization of stock based compensation	-	-	613
Other non cash items	-	12,817	16,961
Changes in operating assets and liabilities:
Trade accounts receivable	41,200	(98,937)	(24,040)
Other current and non-current assets	(4,863)	(48,409)	(56,938)
Deferred taxes	209	(209)	-
Accounts payable and other current and non-current liabilities	(9,390)	28,287	45,867
Pension liability	1,416	1,002	874
Accrued liabilities	5,022	59,002	52,253
Deferred revenue	1,805	3,693	97,552
Security deposits for derivatives	(37,900)	45,500	33,100
Net Cash Provided by Operating Activities	221,798	270,662	278,303
Cash Flows from Investing Activities:
Advances for drillships under construction	(705,022)	(1,864,862)	(212,185)
Down payment for drilling rigs under construction and other improvements	(294,569)	-	-
Drillship options	(99,024)	-	-
Drilling rigs, drillships machinery, equipment and other improvements	(6,834)	(78,480)	(97,869)
Fixed assets disposal	-	12	180
(Increase) / decrease in restricted cash	(335,898)	385,011	(10,595)
Rig upgrades	-	(3,182)	-
Net Cash Used in Investing Activities	(1,441,347)	(1,561,501)	(320,469)
Cash Flows from Financing Activities:
Capital contribution by DryShips Inc	540,321	-	-
Net proceeds from the issuance of common shares	488,301	-	-
Proceeds from short/long-term credit facilities, terms loans and senior notes	308,250	2,420,476	800,000
Proceeds from intercompany loan	-	175,500	-
Principal payments and repayments of short/long-term debt	(247,717)	(926,666)	(671,667)
Repayment of intercompany loan	-	(175,500)	-
Payment of financing costs, net	(8,094)	(47,800)	(19,679)
Net Cash Provided by Financing Activities	1,081,061	1,446,010	108,654
Net (decrease) / increase in cash and cash equivalents	(138,488)	155,171	66,488
Cash and cash equivalents at beginning of years	234,195	95,707	250,878
Cash and cash equivalents at end of years	$95,707	$250,878	$317,366

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the years for:
Interest, net of amount capitalized	43,203	32,164	73,219
Income taxes	19,803	23,199	45,450

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Ocean Rig UDW Inc., its subsidiaries and consolidated Variable Interest Entities ("VIEs") (collectively, the "Company," "Ocean Rig UDW" or "Group"). Ocean Rig UDW was formed on December 10, 2007, under the laws of the Republic of the Marshall Islands under the name Primelead Shareholders Inc. The Company was established by DryShips Inc. ("DryShips" or "the Parent") for the purpose of being the holding company of its drilling segment. DryShips is a publicly listed company on the NASDAQ Global Select Market (NASDAQ: DRYS). In 2007, DryShips through its subsidiary, Primelead Limited of Cyprus ("Primelead"), purchased approximately 30% of the shares in Ocean Rig ASA. In 2008, the remaining shares in Ocean Rig ASA were acquired and Ocean Rig ASA was delisted from the Oslo Stock Exchange. Ocean Rig UDW acquired all of the outstanding shares of Primelead in December 2007 in a reverse acquisition transaction under common control, which was accounted for as a pooling of interests. Dryships is currently impacted by the prolonged downturn in the drybulk charter market. The Company, in the preparation of its consolidated financial statements, has considered its relationship to its Parent and any impact its Parent's financial condition might have on its own consolidated financial statements. Based on its assessment, the Company has concluded that there is no impact on the basis of preparation of its consolidated financial statements. On November 24, 2010, Ocean Rig UDW established an office and was registered with the Cyprus Registrar of Companies as an overseas company. On October 6, 2011, the Company's common shares commenced "regular way" trading on the NASDAQ Global Select Market under the ticker symbol "ORIG."

Certain prior period amounts have been reclassified to conform to the current year presentation including: a) the reclassification of part of deferred mobilization expenses and deferred revenue from current assets and current liabilities to non-current assets and non-current liabilities, respectively b) the reclassification of foreign exchange gains/losses in the Statement of operations from "General and administrative expenses" to "Other, net" and c) the reclassification of consultancy fees in the Statement of operations from "Interest and finance costs" to "General and administrative expenses."

The Company's customers are oil and gas exploration and production companies, including major integrated oil companies, independent oil and gas producers and government-owned oil and gas companies. Customers individually accounting for more than 10% of the Company's revenues during the years ended December 31, 2010, 2011 and 2012, were as follows:

	Year ended December 31,

	2010	2011	2012
Customer A	57%	36%	-
Customer B	43%	18%	49%
Customer C	-	-	18%
Customer D	-	33%	12%
Customer E	-	13%	-

The loss of any of these significant customers could have a material adverse effect on the Company's results of operations if they were not replaced by other customers.

2. Significant Accounting Policies:

(a)
Principles of consolidation: The accompanying consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("US GAAP") and include the accounts and operating results of Ocean Rig UDW., its wholly-owned subsidiaries and its VIEs. As of December 31, 2012, the Company  consolidated 100% one VIE for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The VIE's total assets and liabilities, as of December 31, 2012, were $25,474 and $26,764 respectively, while total liabilities exceeded total assets by $1,290. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and absorbs a majority of an entity's expected losses, receives a majority of an entity's expected residual returns, or both.  All intercompany balances and transactions have been eliminated in consolidation.  Where necessary, comparatives have been reclassified to conform to changes in presentation in the current year.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

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

In accordance with guidance related to Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates the potential impairment of finite-lived acquired intangible assets when there are indicators of impairment. The finite-lived intangibles are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable based on estimates of future undiscounted cash flows. In the event of impairment, the asset is written down to its fair value. An impairment loss, if any, is measured as the amount by which the carrying amount of the asset exceeds its fair value. For finite-lived intangible assets, no impairment was recognized during any periods presented.

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

(d) Comprehensive income/(loss): The Company's comprehensive income/(loss) is comprised of net income/(loss), actuarial gains/losses related to the adoption and implementation of Accounting Standard Codification ("ASC") 715, "Compensation-Retirement Benefits", as well as losses in the fair value of the derivatives that qualify for hedge accounting in accordance with ASC 815 "Derivatives and Hedging" and realized gains/losses on cash flow hedges associated with capitalized interest in accordance with ASC 815-30-35-38 "Derivatives and Hedging".

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2011-05, "Comprehensive Income, Presentation of Comprehensive Income (Topic 220)", which revises the manner in which entities present comprehensive income in their financial statements. The amendments in this ASU were adopted by the Company in the December 31, 2011 consolidated financial statements and, as a result, the consolidated financial statements for the year ended December 31, 2010 were revised to include a separate statement of comprehensive income and to exclude the components of other comprehensive income from the statement of stockholders' equity.

(e) Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f) Restricted cash: Restricted cash may include (i) retention accounts which can only be used to fund the loan installments coming due; (ii) minimum liquidity collateral requirements or minimum required cash deposits, as defined in the Company's loan agreements; (iii) taxes withheld from employees and deposited in designated bank accounts; (iv) amounts pledged as collateral for bank guarantees to suppliers and (v) amounts pledged as collateral for credit facilities and swap agreements.

(g) Trade accounts receivable net: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from customers for drilling rigs and drillships, net of a allowance for doubtful receivables. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful receivables.

(h) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents; trade accounts receivable and derivative contracts (interest rate swaps and foreign currency contracts). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Company places its cash and cash equivalents, consisting mostly of bank deposits, with qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties. When considered necessary, additional arrangements are put in place to minimize credit risk, such as letters of credit or other forms of payment guarantees. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):

(h) Concentration of credit risk-(continued):
The Company has made advances for the construction of drillships to Samsung Heavy Industries Co Ltd ("Samsung"). The ownership of the drillships is transferred from the yard to the Company at delivery. The credit risk of the advances is, to a large extent, reduced through refund guarantees issued by banks. As of December 31, 2012, cumulative installment payments made to Samsung amounted to approximately $879,387 for the four units under construction. These installment payments are, to a large extent, secured with irrevocable letters of guarantee, covering pre-delivery installments if the contract is rescinded in accordance with the terms of the contract. The irrevocable letters of guarantee are issued by financial institutions.

(i) Advances for drillships under construction: This represents amounts expended by the Company in accordance with the terms of the construction contracts for drillships as well as other expenses incurred directly or under a management agreement with a related party in connection with on site supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. The carrying value of drillships under construction represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, commissions to related party, construction supervision, equipment, spare parts, capitalized interest, costs related to first time mobilization and commissioning costs. No charge for depreciation is made until commissioning of the newbuilding has been completed and it is ready for its intended use.

(j) Capitalized interest: Interest expense is capitalized during the construction period of rigs and drillships based on accumulated expenditures for the applicable project at the Company's current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate ("the capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. If the Company's financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company. Capitalized interest expense for the years ended December 31, 2010, 2011 and 2012, amounted to $35,780, $57,761 and $44,951, respectively (Note 14).

(k) Insurance claims: The Company records insurance claim recoveries for insured losses incurred on damages to fixed assets, loss of hire and for insured crew medical expenses under "Other current assets". Insurance claims are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages or loss due to the drilling unit being wholly or partially deprived of income as a consequence of damage to the unit or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed following the insurance claim.

 (l) Foreign currency translation: The functional currency of the Company is the U.S. Dollar since the Company operates in international drilling markets, and therefore primarily transacts business in U.S. Dollars. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in "Other, net" in the accompanying consolidated statements of operations.

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

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

(ii) IT and office equipment are recorded at cost and are depreciated on a straight-line basis over 5 years.

 2. Significant Accounting Policies-(continued):

(n) Fair value of above/below market acquired drilling contracts: In a business combination, the Company identifies assets acquired or liabilities assumed and records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data.  Favorable or unfavorable drilling contracts exist when there is a difference between the contracted dayrate and the dayrates prevailing at the acquisition date. The amount to be recorded as an asset or liability at the acquisition date is based on the difference between the then-current fair values of a contract with similar characteristics as the contract assumed and the net present value of future contractual cash flows from the drilling contract assumed. When the present value of the contract assumed is greater than the then-current fair value of such contract, the difference is recorded as "Fair value of above market acquired drilling contracts" When the opposite situation occurs, the difference is recorded as "Fair value of below-market acquired drilling contracts". Such assets and liabilities are amortized as a reduction of or an increase in revenue over the period of the drilling contracts assumed.

(o) Impairment of long-lived assets: The Company reviews for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on a rig by rig and drillship by drillship and asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company evaluates the carrying amounts of its drilling rigs and drillships by obtaining independent appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, drilling rig/drillships sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the drilling rigs and drillships future performance, with the significant assumptions being related to drilling rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each rig/drillship. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each rig/drillship and compares them to the rig or drillship's carrying value. The projected net operating cash flows are determined by considering the drilling revenues from existing drilling contracts for the fixed days and an estimated daily rate equivalent for the unfixed days. The salvage value used in the impairment test is estimated to be $35 million and $50 million for drilling rigs and drillships respectively in accordance with the Company's depreciation policy. If the Company's estimate of undiscounted future cash flows for any drilling rig or drillship is lower than the carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. The Company's analysis for the year ended December 31, 2012, which also involved sensitivity tests on the drilling rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances ranging from 97.5% to 92.5%, indicated no impairment on any of its drilling rigs or drillships. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long drilling rates and drilling rigs or drillship values will remain at their currently high levels. As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2010, 2011 and 2012.

(p) Class costs: The Company follows the direct expense method of accounting for periodic class costs incurred during special surveys of drilling rigs and drillships, normally every five years. Class costs and other maintenance costs are expensed in the period incurred and included in "Drilling rigs and drillships operating expenses."

(q) Deferred financing costs: Deferred financing costs include fees, commissions and legal expenses associated with the Company's long- term debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made. Amortization and write offs for each of the years ended December 31, 2010, 2011 and 2012, amounted to $5,078, $17,778 and $12,944, respectively (Note 14).

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):

(r) Revenue and related expenses:

Revenues:   The Company's services and deliverables are generally sold based upon contracts with customers that include fixed or determinable prices.  The Company recognizes revenue when delivery occurs, as directed by its customer, or the customer assumes control of physical use of the asset and collectability is reasonably assured. The Company evaluates if there are multiple deliverables within its contracts and whether the agreement conveys the right to use the drill rigs and drillships for a stated period of time and meets the criteria for lease accounting, in addition to providing a drilling services element, which is generally compensated for by day rates. In connection with drilling contracts, the Company may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs or drillships and day rate or fixed price mobilization and demobilization fees. Revenues are recorded net of agents' commissions. There are two types of drilling contracts: well contracts and term contracts.

(i) Well contracts: Well contracts are contracts under which the assignment is to drill a certain number of wells. Revenue from day-rate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements are initially deferred and recognized as revenues and expenses, as applicable, over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Demobilization revenues and expenses are recognized over the demobilization period. All revenues for well contracts are recognized as "Service revenues" in the statement of operations.

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

 (s) Earnings per common share: Basic earnings per common share are computed by dividing net income/(loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

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

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

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

The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of "Accumulated other comprehensive income/(loss)" in equity, while any ineffective portion, if any, is recognized immediately in current period earnings.

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

(v) Fair value measurements: The Company follows the provisions of ASC 820, "Fair Value Measurements and Disclosures" which defines and provides guidance as to the measurement of, fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note 10).

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

(x) Pensions: The Company has eight retirement plans, of which five are managed and funded through Norwegian life insurance companies and three through international life insurance companies. The projected benefit obligations are calculated based on the projected unit credit method and compared with the fair value of pension assets.

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

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):

(x) Pension and retirement benefit obligation - continued: The funded status or net amount of the projected benefit obligation and pension asset (net pension liability or net pension asset) of each of its defined benefit plans, is recorded in the balance sheet under the caption "Pensions" with an offsetting amount in "Accumulated other comprehensive income/(loss)" for any amounts of actuary gains of losses or prior service cost that has not been amortized to income. Net pension costs (benefit earned during the period including interest on the projected benefit obligation, less estimated return on pension assets and amortization of accumulated changes in estimates) are included in "General and administrative expenses" and  "Drilling rigs and drillships operating expenses". Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plans.

(y) Commitments and contingencies: Provisions are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date.

(z) Stock-based compensation: Stock-based compensation represents vested and non-vested common stock granted to certain employees for their services. The Company calculates total compensation expense for the award based on its fair value on the grant date and amortizes the total compensation on an accelerated basis over the vesting period of the award or service period (Note 12).

(aa) Recent accounting pronouncements:  There are no recent accounting pronouncements issued in 2012, whose adoption would have a material impact on the Company's consolidated financial statements in the current year or are expected to have a material impact on future years.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties:

Drillship Management Agreements with Cardiff Marine Inc. ("Cardiff"): Cardiff engages primarily in the management of ocean-going vessels, including but not limited to vessels owned by DryShips.  Cardiff is beneficially majority-owned by the Chairman and Chief Executive Officer of Ocean Rig UDW and DryShips, Mr. George Economou. As the Company's Chairman and Chief Executive Officer and principal shareholder of DryShips, with a 14.4% shareholding, George Economou has the ability to exert influence over the operations of the Company. Effective December 21, 2010, the Company terminated its management agreements with Cardiff pursuant to which Cardiff provided supervisory services in connection with the construction of the drillships Ocean Rig Corcovado and Ocean Rig Olympia. The Company had paid Cardiff a management fee of $40 per month per drillship for Ocean Rig Corcovado and Ocean Rig Olympia. The management agreements also provided for: (i) a chartering commission of 1.25% on revenue earned; (ii) a commission of 1% on the shipyard payments or purchase price paid for drillships; (iii) a commission of 1% on loan financing or refinancing; and (iv) a commission of 2% on insurance premiums.  These agreements were replaced by the agreement with Vivid Finance Limited, Global Services Agreement and New Global Services Agreement discussed below. During the years ended December 31, 2010 and 2011, total charges from Cardiff under the management agreements amounted to $4.0 million and $5.8 million, respectively. All incurred costs from management service agreements are directly attributable to the construction of the drillships and are capitalized as a component of "Advances for drillships under construction."

Global Services Agreement: On December 1, 2010, DryShips entered into a Global Services Agreement with Cardiff, effective December 21, 2010, pursuant to which DryShips engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company. Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provided consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of the Company and its subsidiaries; and (ii) identified, sourced, negotiated and arranged the sale or purchase of the offshore assets of the Company and its subsidiaries. In consideration of such services, DryShips paid Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. For the year ended December 31, 2011, the Company incurred a cost of $7,251 related to the Global Services Agreement of which $2,357 is related to employment arrangements and $4,894 to sale and purchase activities. For the year ended December 31, 2012, the Company incurred a cost of $7,153 related to Global Services Agreement of which $6,193 is related to employment arrangements and $960 is related to sale and purchase activities. The Company did not pay for services provided in accordance with this agreement since equal equity contributions were made by DryShips. Costs from the Global Services Agreement were expensed in the consolidated statement of operations or capitalized as a component of "Advances for drillships under construction" being a directly attributable cost to the construction, as applicable, and as a shareholders' contribution to capital ("Additional paid-in capital").

Effective January 1, 2013, DryShips terminated the Global Services Agreement with Cardiff. The Global Services Agreement has been replaced by the New Global Services Agreement, effective as of January 1, 2013, between Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig UDW, and Cardiff Oil & Gas Management (to be renamed Cardiff Drilling Inc.) ("Cardiff Drilling"), a company controlled by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou, with the same terms and conditions as in the previous Global Services Agreement between DryShips and Cardiff, except that under the New Global Services Agreement, the Company is obligated to pay directly the fees of 1.0% in consideration of employment arrangements under the agreement and $0.75% in consideration of purchase and sale activities under the agreement, whereas under the Global Services Agreement, those fees were paid by DryShips.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties-(continued):

Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010, between DryShips and Vivid Finance Limited ("Vivid"), a company controlled by the Chairman, President and Chief Executive Officer of the Company and DryShips, Mr. George Economou, pursuant to which Vivid acts as a consultant on financing matters for DryShips and its affiliates, Vivid provided the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments and (iii) the raising of equity or debt in the capital markets. In exchange for its services in respect of the Company, Vivid was entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by DryShips after providing written notice to Vivid at least 30 days prior to the actual termination date. The Company did not pay for services provided in accordance with this agreement, DryShips paid for the services. Accordingly, these expenses were recorded in the consolidated statement of operations (or as otherwise required by US GAAP) and as a shareholders contribution to capital ("Additional paid-in capital"). During the years ended December 31, 2010, 2011 and 2012, total charges from Vivid under the agreement amounted to $1.0 million, $5.2 million and $10.8 million, respectively.

Effective January 1, 2013, Ocean Rig Management entered into a new consultancy agreement with Vivid, on the same terms and conditions as the consultancy agreement, dated as of September 1, 2010, between DryShips and Vivid, except that under the new agreement, the Company is obligated to pay directly the fee of 0.20% to Vivid on the total transaction amount in consideration of the services provided, whereas under the consultancy agreement between DryShips and Vivid, this fee was paid by DryShips.

In connection with Ocean Rig Management's entry into the new consultancy agreement described above, the consultancy agreement between DryShips and Vivid was amended, effective as of January 1, 2013, to limit the scope of the services provided under the agreement to DryShips and its subsidiaries or affiliates, except for Ocean Rig UDW and its subsidiaries.

Basset Holdings Inc.: Under the consultancy agreement effective from June 1, 2012, between Ocean Rig UDW and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Anthony Kandylidis in his capacity as Executive Vice-President of Ocean Rig UDW. The annual remuneration to be awarded to Basset under the consultancy agreement is Euro 0.9 million ($1.2 million based on the Euro/U.S. Dollar exchange rate as of December 31, 2012). For the year ended December 31, 2012, the Company incurred costs of $2.5 million, including a sign on bonus of Euro 1.5 million ($1.8 million based on the Euro/U.S. Dollar exchange rate at the date that the transaction was recorded) related to this agreement.

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

In April 2012, companies affiliated with the Company`s Chairman and Chief Executive Officer, George Economou, purchased a total of 2,185,000 common shares of the Company in the public offering of the Company's common shares by DryShips that was completed on April 17, 2012.

Novation of drillship options agreement from DryShips
On November 22, 2010, DryShips entered into an option contract with Samsung for the construction of up to four ultra-deepwater drillships. The new orders were "sister-ships" to the Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Mykonos and had the same specifications as the Ocean Rig Poseidon. Each of the four options to build a drillship were to be exercised on or prior to November 22, 2011, with drillships deliveries ranging from 2013 until 2014 depending on when the options were exercised (Note 8). The agreement included a non-refundable slot reservation fee of $24.8 million per drillship, which was paid by DryShips, and was applied towards the drillship contract price upon options exercise. This agreement was novated to the Company by DryShips on December 30, 2010, at a cost of $99.0 million.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties-(continued):

Intercompany loan
During March and April 2011, the Company borrowed an aggregate of $175.5 million, without interest, from DryShips through shareholder loans for capital expenditures and general corporate purposes. On April 20, 2011, these intercompany loans were repaid.

Legal Services
Mr. Savvas D. Georghiades, a member of the Company's board of directors, provides legal services to the Company and to its predecessor, Primelead Limited through his law firm, Savvas D. Georghiades, Law Office.  In the years ended December 31, 2010, 2011 and 2012, the Company and Primelead Limited expensed and paid fees amounting to, Euro 94,235 ($125 based on the Euro/U.S. Dollar exchange rate at December 31, 2010), Euro 47,390 ($61 based on the Euro/U.S. Dollar exchange rate at December 31, 2011) and Euro 41,623 ($55 based on the Euro/U.S. Dollar exchange rate at December 31, 2012), respectively for the legal services provided by Mr. Georghiades. No balance due to Mr. Savvas D. Georghiades existed as of December 31, 2011 and 2012.

4. Other Current Assets

The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2011	2012
Inventories	$10,706	$13,727
Deferred mobilization expenses	38,052	46,407
Prepayments and advances	11,521	14,789
Swap cash collateral	-	8,000
Other	4,969	10,716
	$65,248	$93,639

5. Advances for drillships under construction:

The amounts shown in the accompanying consolidated balance sheets include milestone payments under the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2.   For the years ended December 31, 2011 and 2012, the movement of the advances for drillships under construction and acquisitions was as follows:

	December 31,
	2011	2012
Balance at beginning of year	$1,888,490	$754,925
Advances for drillships under construction and related costs	2,238,591	237,900
Drillships delivered	(3,372,156)	-
Balance at end of year	$754,925	$992,825

On January 3, March 30, July 28 and September 30, 2011, the Company took delivery of its newbuilding drillships, Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Mykonos, respectively.

On April 18, 2011, April, 27, 2011, June 23, 2011 and September 20, 2012, pursuant to the option contract with Samsung (Note 8), Ocean Rig UDW exercised four of its six newbuilding drillship options, and entered into shipbuilding contracts for four seventh generation ultra-deepwater drillships, namely Ocean Rig Mylos, Ocean Rig Skyros, Ocean Rig Athena, and Ocean Rig Apollo for a total contractual cost of approximately $608,000, per drillship for the initial three, and $622,756 for the fourth one. To date, the Company has paid $879,387 to the shipyard in connection with the exercise of these options. Delivery of these hulls is scheduled for July 2013, October 2013, November 2013 and January 2015, respectively.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.  Drilling rigs, drillships, machinery and equipment, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2010	1,440,117	(190,784)	1,249,333
Additions	78,480	-	78,480
Transfer from drillships under construction	3,372,156	-	3,372,156
Disposals	(1,147)	381	(766)
Depreciation	-	(160,365)	(160,365)
Balance December 31, 2011	$4,889,606	$(350,768)	$4,538,838
Additions	82,939	-	82,939
Disposals	(4,148)	3,835	(313)
Depreciation	-	(222,002)	(222,002)
Balance December 31, 2012	$4,968,397	(568,935)	4,399,462

As of December 31, 2011 and 2012, all of the Company's operating drilling rigs and drillships have been pledged as collateral to secure the Company's 6.50% senior secured notes due 2017 and bank loans discussed in Note 9.

7. Intangible Assets:

The Company's identified finite-lived intangible assets associated with trade names and software are being amortized over their useful lives. Trade names and software are included in "Intangible assets, net" in the accompanying consolidated balance sheets net of accumulated amortization.

				Amortization Schedule
	Balance as of December 31, 2011	Amortization for the year ended December 31, 2012	Balance as of December 31, 2012	2013	2014	2015	2016	2017 and thereafter
Trade names	$5,512	$877	$4,635	$877	$877	$877	$877	$1,127
Software	3,550	566	2,984	566	566	566	566	720
Total intangible Assets, net	9,062	$1,443	$7,619	$1,443	$1,443	$1,443	$1,443	$1,847

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Other non-current assets

The amount of other non-current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2011	2012

Security deposits for derivatives	$33,100	$-
Option for construction of drillships (Note 5)	24,756	-
Deferred mobilization expenses	24,176	53,615
Other	9,049	18,150
Total	$91,081	$71,765

As of December 31, 2011, security deposits of $33,100 for Ocean Rig Mykonos, were recorded as "Other non-current assets" in the accompanying consolidated balance sheet. These deposits were required by the counterparties for the Company's interest rate swap agreements. These security deposits were released during the second quarter of 2012 following the commencement of operations of the Ocean Rig Mykonos.

On November 22, 2010, DryShips, entered into an option contract with Samsung for the construction of up to four ultra-deepwater drillships, which will be "sister-ships" to the Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and the Ocean Rig Mykonos, with certain upgrades to vessel design and specifications. The option agreement required DryShips to pay a non-refundable slot reservation fee of $24,756 per drillship, with such fee to be applied towards the drillship contract price if the options are exercised. The option agreement was novated by DryShips to the Company on December 30, 2010. During 2011, the Company exercised three of the above options and as a result, the slot reservation fee for the three options exercised amounting to $74,268 was transferred to "Advances for drillships under construction". On May 16, 2011, the Company entered into an addendum to the option contract for the construction of up to two additional drillships with the same contract terms, conditions and specifications as the four optional drillships under the original agreement. On September 20, 2012, the Company exercised an option and as a result the remainder slot reservation amounting to $24,756 was transferred from "Other non-current assets" to "Advances for drillships under construction". As at December 31, 2012, the Company has extended the date by which it must exercise the remaining options under the contract to March 31, 2013. Drillship deliveries of the two remaining optional drillships, if exercised, are at the reasonable discretion of Samsung, with the earliest available date based on Samsung's construction schedule.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 9. Long-term Debt:

	December 31, 2011	December 31, 2012
Term loans/Credit facilities	$2,279,167	$1,607,500
9.5% Senior Unsecured Notes	500,000	500,000
6.5% Senior Secured Notes	-	800,000
Less: Deferred financing costs	(43,402)	(54,090)
Total debt	2,735,765	2,853,410
Less: Current portion	(210,166)	(169,780)

Long-term portion	$2,525,599	$2,683,630

9.5% Senior Unsecured Notes due 2016
On April 27, 2011, the Company issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016 (the "Senior Unsecured Notes") offered in a private placement, resulting in net proceeds of approximately $487,500. The Senior Unsecured Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Senior Unsecured Notes are not guaranteed by any of the Company's subsidiaries. Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require the Company to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The contractual semi-annual coupon interest rate is 9.5% per year.

6.5% Senior Secured Notes due 2017
On September 20, 2012, the Company's wholly owned subsidiary Drill Rigs Holdings Inc. ("the Issuer"), issued $800,000 aggregate principal amount of 6.50% Senior Secured Notes due 2017 (the "Drill Rigs Senior Notes") offered in a private offering, resulting in net proceeds of approximately $781,965. The Company used a portion of the net proceeds of the notes to repay the full amount outstanding under its $1,040,000 senior secured credit facility as at September 20, 2012. The Drill Rigs Senior Notes are secured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Drill Rigs Senior Notes are fully and unconditionally guaranteed by the Company and certain of its existing and future subsidiaries (collectively, the "Issuer Subsidiary Guarantors" and, together with the Company, the "Guarantors").

Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the Issuer will be required to make an offer to repurchase the Drill Rigs Senior Notes at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of repurchase. On or after October 1, 2015, the Issuer may, at its option, redeem all or a portion of the Drill Rigs Senior Notes, at one time or from time to time at 103.25% (from October 1, 2012 to September 30, 2016) or 100% (October 1, 2016 and thereafter) of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption.

The Drill Rigs Senior Notes and the Drill Rigs Senior Notes guarantees are secured, on a first priority basis, by a security interest in the Issuer's two semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and certain other assets of the Issuer and the Issuer Subsidiary Guarantors, and by a pledge of the stock of the Issuer and the Issuer Subsidiary Guarantors, subject to certain exceptions. The contractual semi-annual coupon interest rate is 6.5% on the Drill Rigs Senior Notes.

Term Bank Loans/ Credit Facilities

The bank loans are payable in U.S. Dollars in quarterly and semi-annual installments with balloon payments due at maturity between April 2016 and December 2020. Interest rates on the outstanding loans as at December 31, 2012, are based on LIBOR plus a margin, except for an amount of $458,333 from the credit facilities which is based on a fixed rate.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt - (continued):

On May 9, 2012, the Company, through its wholly owned subsidiary Drillships Holdings Inc., signed an amendment under its $800,000 secured term loan agreement with Nordea Finland Plc. to, among other things, terminate the guarantee by DryShips and remove the related covenants and cross-acceleration provisions relating to DryShips' indebtedness and the Company's indebtedness under its other credit facilities. As a result of the amendment, a default by DryShips under one of its loan agreements or a default by the Company under one of its other credit facilities and the acceleration of the related debt will not result in a cross-default under the Company's $800,000 secured term loan agreement that would provide the Company's lenders with the right to accelerate the outstanding debt under the loan agreement. In addition, under the terms of the loan agreement, as amended, (i) the Company is permitted to buy back its own common shares; (ii) Drillships Holdings Inc., is able to pay dividends to Ocean Rig UDW as its shareholder; and (iii) the Company is permitted to pay dividends or make any other distributions to its shareholders up to 50% of its net income, provided it maintains minimum liquidity in an aggregate amount of not less than $200,000 in cash and cash equivalents and restricted cash in the previous year from the date of the dividend, distribution or buy back of share capital and provide evidence to the lenders through cash flow forecasts that it will maintain such level for the next 12 months. The amendment also provides for a reduction in the amount of minimum free cash required to be maintained by Drillships Holdings Inc. from $75,000 to $50,000. Under the original and the amended agreements, the Company is also required to maintain minimum free cash of $100,000.

On May 14, 2012, the Company signed amendments to its two $495,000 credit facilities with Deutsche Bank Luxembourg SA. as agent (the "Deutsche Bank Credit Facilities") to, among other things, remove the payment guarantee of DryShips, subject to reinstatement as discussed below and remove the financial covenants for DryShips and the cross-default provision relating to DryShips' outstanding indebtedness. As a result of the amendments, a default by DryShips under one of its loan agreements will not result in a cross-default under the Deutsche Bank Credit Facilities that would provide the lenders thereunder with the right to accelerate the Company's outstanding debt. In addition, the amendments removed the automatic prepayment mechanism under the facilities. The Company is also required to increase its debt service reserve account by $57,000 beginning September 2014. Furthermore, under the amended Deutsche Bank Credit Facilities, the Company is permitted to pay dividends, make distributions and effect redemptions or returns of share capital up to 50% of net income, provided it maintains minimum liquidity in an aggregate amount of not less than $200,000 in cash and cash equivalents and restricted cash evidenced through cash flow forecasts for the next 12 months following the date of the dividend, distribution or redemption or return of share capital. Under the terms of the amended Deutsche Bank Credit Facilities, in the event of a breach by the Company of the financial covenants, the unconditional and irrevocable payment guarantees of DryShips will be reinstated; pursuant to which DryShips will be obligated to pay, upon demand by the lenders, any amount outstanding under the loans upon a failure by the Company to pay such amount. In addition, DryShips will be required to indemnify the lenders in respect of any losses they incur in respect of any amounts due under the loans that are not recoverable from DryShips under the guarantees and that the Company fails to pay. The amount payable by DryShips under the guarantees will be limited to $214,000 with respect to the facility for the Ocean Rig Poseidon and $225,000 with respect to the facility for the Ocean Rig Mykonos, in each case plus any other amounts that become payable in connection with the payment of such amount. The guarantees do not include any financial covenants applicable to DryShips or cross-default provisions in relation to DryShips' indebtedness for its drybulk carrier and tanker fleet.

On May 18, 2012, the Company signed an amendment under its $1,040,000 credit facility with DNB Bank ASA as agent, to amend the facility to among other things, replace the cross-acceleration clause relating to DryShips' indebtedness with cross-acceleration clause to the Company's indebtedness under its other credit facilities. In September 2012 , the outstanding balance of the loan has been fully repaid from the proceeds of the offering of Drill Rigs Senior Notes, as discussed above.

The outstanding bank loans are secured by among other things, a first priority mortgage over the Company's operating drillships and drill rigs, corporate guarantee, and a first assignment of all freights, earnings, insurances and requisition compensation. The loan agreements contain covenants, minimum liquidity requirements, maintaining working capital above certain level and restrictions, without the bank's prior consent, as to pay dividends, changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, change in the general nature of the Company's business, and maintaining an established place of business in the United States or the United Kingdom.

Total interest and debt amortization cost incurred on long-term debt for the years ended December 31, 2010, 2011 and 2012, amounted to $35,827, $105,283 and $148,763, respectively, of which $35,780, $57,761 and $44,951 respectively, were capitalized as part of the cost of the drillships under construction. Total interest incurred and amortization of debt issuance cost on long-term debt, net of capitalized interest, are included in "Interest and finance costs" in the accompanying consolidated statement of operations.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt - (continued):

The Company's weighted average interest rates on the above bank loans and notes were 4.5%, 4.2% and 4.9%, as of December 31, 2010, 2011, and 2012, respectively.

Loan movements for the Company's Senior Unsecured Notes, Drill Rigs Senior Notes, credit facilities and term bank loans throughout 2012, is as follows:

Loan	Loan Agreement Date	Original Amount	December 31, 2011	New Loans	Repayments	December 31, 2012

Term Bank Loan	April 18, 2011	$800,000	$766,667	$-	$(66,667)	$700,000
Credit Facility	September 17, 2008	1,040,000	522,500	-	(522,500)	-
Credit Facility	July 18, 2008	1,125,000	990,000	-	(82,500)	907,500
Senior Unsecured Notes	April 27, 2011	500,000	500,000	-	-	500,000
Drill Rigs Senior Notes	September 20, 2012	$800,000	-	800,000	-	800,000

			$2,779,167	$800,000	$(671,667)	$2,907,500

The annual principal payments required to be made after December 31, 2012, including balloon payments, totaling $2,907,500 due through December 2020, are as follows:

2013	$176,667
2014	176,667
2015	176,666
2016	1,110,000
2017	910,000
2018 and thereafter	357,500
Total principal payments	2,907,500
Less: Financing fees	(54,090)
Total debt	$2,853,410

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements:

ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income/(loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in the accompanying consolidated statement of operations. Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company also enters from time to time into foreign currency forward contracts in order to manage risks associated with fluctuations in foreign currencies. All of the Company's derivative transactions are entered into for risk management purposes.

10.1 Interest rate swaps and cap and floor agreements: As of December 31, 2010, the Company had outstanding eleven interest rate swap and cap and floor agreements, with a notional amount of $908 million, maturing from September 2011 through November 2017. As of December 31, 2011, the Company had outstanding seven interest rate swap and cap and floor agreements, with a notional amount of $989 million maturing from September 2013 through November 2017. As of December 31, 2012, the Company had outstanding twelve interest rate swap and cap and floor agreements, with a notional amount of $2,735 million, maturing from September 2013 through November 2017.

As of December 31, 2010, eight of these agreements did not qualify for hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statement of operations while three agreements did qualify for hedge accounting and, as such, changes in their fair values were included in other comprehensive income/(loss). Effective January 1, 2011, the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps. As a result, as of December 31, 2011 and 2012, these agreements do not qualify for hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statement of operations. In accordance with ASC 815-30-40 the accumulated unrealized loss recorded in "Accumulated Other Comprehensive Income/(Loss) " for previously designated cash flow hedges, which as of December 31, 2010, amounted to $35,992, is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As a result, during the year ended December 31, 2011, an amount of $9,816 was reclassified into the consolidated statement of operations. During the year ended December 31, 2012 and following the early repayment of the associated loan the balance of the hedge reserve amounting to $22,904 was reclassified into the consolidated statement of operations.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 10.1 Interest rate swaps and cap and floor agreements – (continued):

Apart from the unrealized loss discussed above, as of December 31, 2010, "Accumulated Other Comprehensive Loss" also included realized losses on cash flow hedges associated with interest capitalized during prior years under "Advances for drillships under construction" amounting to $27,776, which according to ASC 815-30-35 is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As a result, during the year ended December 31, 2011, and following the delivery of four drillships discussed in Note 5, an amount of $722 was reclassified into the statement of operations while an amount of $3,272 was reclassified from other component of "Accumulated Other Comprehensive Loss " since this amount is associated with interest expense that was capitalized under "Advances for drillships under construction".  During the year ended December 31, 2012, an amount of $1,034 was reclassified into the statement of operations. The estimated amount in other comprehensive income/(loss) of cash flow hedge losses at December 31, 2012, that will be reclassified into earnings within the next twelve months, is $1,034.

As of December 31, 2011 and 2012, security deposits of $33,100 and $8,000, respectively were provided as security by the Company. The Company has deposited also cash collateral of $6,000 that is classified as current restricted cash. These amounts are expected to be released upon the delivery of Ocean Rig Mylos, Ocean Rig Skyros and Ocean Rig Athena (Note 5)

10.2 Foreign currency forward contracts: As of December 31, 2010, the Company had outstanding twelve forward contracts to sell $28 million for NOK 174 million. As of December 31, 2011 and 2012, the Company had no outstanding forward contracts. The change in the fair value of such agreements for the years ended December 31, 2010 and 2011, amounted to a gain of $1,104 and a loss of $1,538 respectively, and is reflected under "Other, net" in the accompanying consolidated statement of operations.

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Statements of Financial Position:

Derivatives not designated as Hedging Instruments	Balance Sheet Location	December 31, 2011 Fair value	December 31, 2012 Fair value
Interest rate swaps	Financial Instruments non-current assets		935
Interest rate swaps	Financial Instruments current liabilities	(40,727)	(39,537)
Interest rate swaps	Financial Instruments non-current liabilities	(52,025)	(38,087)
Total derivatives		$(92,752)	$(76,689)

The effect of Derivative Instruments on the Statements of Stockholders' Equity:

	Amount of Gain/(Loss) Recognized in Other Comprehensive Oncome/(loss) on Derivative (Effective Portion)
Derivatives Designated for Cash Flow Hedging Relationships	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
Interest rate swaps	$(27,018)	-	$-

Total	$(27,018)	-	$-

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements-(continued):

No portion of the cash flow hedges shown above was ineffective during 2010.

During the years ended December 31, 2010, 2011 and 2012, the losses transferred from other comprehensive income/(loss) to the statement of operations were nil, $10,538 and $23,938, respectively.

The effect of Derivative Instruments on the Consolidated Statement of Operations:

			Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
Foreign currency forward contracts	Other, net	$1,104	(1,538)	$-
Interest rate swaps	Loss on interest rate swaps	(40,303)	(33,455)	(36,974)

Total		$(39,199)	(34,993)	$(36,974)

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, and accounts payable and other current liabilities reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The carrying value approximates the fair market value for floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The Senior Unsecured Notes and the Drill Rigs Senior Notes have a fixed rate and their estimated fair values are determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the countermarket). The fair value of the outstanding balance of the Deutsche Bank credit facilities which have a fixed rate, is estimated through Level 2 inputs of the fair value hierarchy by discounting future cash flows using rates currently available for debt with similar terms, credit risk and remaining maturities. The estimated fair value of the above Senior Unsecured Notes, Drill Rigs Senior Notes and loans at December 31, 2012, is approximately $519,065, $798,000 and $511,453, respectively compared to a carrying value net of finance fees of $491,704, $781,001 and $450,433, respectively.

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

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements-(continued):

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Interest rate swaps-asset position	935		935
Interest rate swaps-liability position	$(77,624)	-	(77,624)	$-

Total	$(76,689)	-	(76,689)	$-

11. Pensions:

Pensions in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2011	December 31, 2012
Pension benefit obligation	$2,546	$4,057

As of December 31, 2012, the Company had three pension benefit plans, out of a total of eight defined benefit and contribution plans, for 44 onshore employees managed and funded through Norwegian life insurance companies. The pension scheme is in compliance with the Norwegian law on required occupational pension.

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

The following table presents the change in the projected benefit obligation for the years ended December 31:

	2011	2012
Benefit obligation at January 1	$8,097	$9,920
Service cost for benefits earned	1,445	1,440
Interest cost	329	259
Actuarial gains	539	20
Benefits paid	(87)	(60)
Payroll tax of employer contribution	(57)	(92)
Foreign currency exchange rate changes	(346)	799
Benefit obligation at end of year	$9,920	$12,286

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Pensions (continued):

The following table presents the change in the value of plan assets for the years ended December 31, 2011 and 2012 and the plans' funded status at December 31:

	2011	2012
Fair value of plan assets at January 1,	$7,495	$7,374
Expected return on plan assets	356	242
Actual return on plan assets	(604)	(542)
Employer contributions	406	655
Settlement	(87)	(60)
Foreign currency exchange rate changes	(192)	560

Fair value of plan assets at end of year	$7,374	$8,229
Unfunded status at end of year	$2,546	$4,057

Amounts included in "Accumulated Other Comprehensive Loss " that have not yet been recognized in net periodic benefit cost are listed below:

	December 31,
	2010	2011	2012
Net actuarial loss	$3,046	$2,104	$1,467
Prior service cost	-	-	-
Defined benefit plan adjustment, net of tax of $0	$3,046	$2,104	$1,467

The accumulated benefit obligation for the pension plans represents the actuarial present value of benefit based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for the pension plans at December 31, 2011 and 2012, was $7,037, and $8,887, respectively.

The net periodic pension cost recognized in the consolidated statements of operations was $2,008, $1,534 and $1,641 for the years ended December 31, 2010, 2011 and 2012, respectively.

The following table presents the components of net periodic pension cost:

	Year ended December 31,
	2010	2011	2012
Expected return on plan assets	$(395)	$(356)	$(242)
Service cost	2,021	1,445	1,440
Interest cost	334	329	259
Amortization of actuarial loss	47	116	184
Settlement	1	-	-
Net periodic pension cost	$2,008	$1,534	$1,641

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Pensions (continued):

The table below presents the components of changes in plan assets and benefit obligations recognized in other comprehensive income / (loss):

	Year Ended December 31,
	2010	2011	2012
Net actuarial loss/(gain)	$1,101	$234	$(581)
Prior service cost (credit)	(1,020)	1,133	276
Amortization of actuarial loss	(506)	(425)	942
Total defined benefit plan adjustments net of tax $0	$(425)	$942	$637

The estimated net loss for pension benefits that will be amortized from accumulated other comprehensive income/(loss) into the periodic benefit cost for the next fiscal year is $226.

Pension obligations are actuarially determined and are affected by assumptions including expected return on plan assets. As of December 31, 2012, contributions amounting to $655 in total, have been made to the defined benefit pension plan.

The Company evaluates assumptions regarding the estimated long-term rate of return on plan assets based on historical experience and future expectations on investment returns, which are calculated by an unaffiliated investment advisor utilizing the asset allocation classes held by the plan's portfolios. Changes in these and other assumptions used in the actuarial computations could impact the Company's projected benefit obligations, pension liabilities, pension cost and other comprehensive income/(loss).

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

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Pensions (continued):

The following are the weighted–average assumptions used to determine net periodic pension cost:

	December 31,
	2010	2011	2012
Weighted average assumptions
Expected return on plan assets	5.40%	4.10%	4.00%
Discount rate	4.00%	2.60%	2.30%
Compensation increases	4.00%	3.50%	3.50%

The Company's investments are managed by the insurance company Storebrand by using models presenting many different asset allocation scenarios to assess the most appropriate target allocation to produce long-term gains without taking on undue risk. US GAAP require disclosures for financial assets and liabilities that are re-measured at fair value at least annually. The following table set forth the pension assets at fair value as of December 31:

	2011	2012
Share and other equity investments	$1,123	$1,467
Bonds and other security – fixed yield	3,402	4,432
Bonds held to maturity	1,261	661
Properties and real estate	1,279	1,226
Money market	78	88
Other	231	355
Total plan net assets at fair value	$7,374	$8,229

The law requires a low risk profile hence the majority of the funds are invested in government bonds and high-rated corporate bonds.

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

Alternative investments, binding investment in private equity, private bonds, hedge funds, and real estate assets do not have readily available market values. These estimated fair values may differ significantly from the values that would have been used had a ready market for these investments existed and such differences could be material. Private equity, private bonds, hedge funds and other investments not having an established market are valued at net assets values as determined by the investment managers, which management had determined approximates fair value. Investments in real estate assets funds are stated at the aggregate net asset value of the units of these funds, which management has determined approximate fair value. Real estate assets are valued at amounts based upon appraisal reports prepared by appraisals performed by the investment managers, which management has determined approximate fair value.

Purchases and sales of securities are recorded as of the trade date. Realized gains and losses on sales of securities are determined on the basis of average cost. Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Pensions (continued):

The major categories of plan assets as a percentage of the fair value of plan assets are as follows:

	December 31,
	2011	2012
Shares and other equity instruments	15%	18%
Bonds	64%	62%
Properties and real estate	17%	15%
Other	4%	5%
Total	100%	100%

The US GAAP require disclosures for financial assets and liabilities that are re-measured at fair value at least annually. The US GAAP establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. Tiers include three levels which are explained below:

Level 1:
Financial instruments valued on the basis of quoted prices for identical assets in active markets. This category encompasses listed equities that over the previous six months have experienced a daily average turnover equivalent to approximately $ 3,462 or more. Based on this, the equities are regarded as sufficiently liquid to be encompassed by this level. Bonds, certificates or equivalent instruments issued by national governments are generally classified as level 1. In the case of derivatives, standardized equity-linked and interest rate futures will be encompassed by this level.

Level 2:
Financial instruments valued on the basis of observable market information not covered by level 1. This category encompasses financial instruments that are valued on the basis of market information that can be directly observable or indirectly observable. Market information that is indirectly observable means that prices can be derived from observable, related markets. Level 2 encompasses equities or equivalent equity instruments for which market prices are available, but where the turnover volume is too limited to meet the criteria in level 1. Equities on this level will normally have been traded during the last month. Bonds and equivalent instruments are generally classified as level 2. Interest rate and currency swaps, non-standardized interest rate and currency derivatives, and credit default swaps are also classified as level 2. Funds are generally classified as level 2, and encompass equity, interest rate and hedge funds.

Level 3:
Financial instruments valued on the basis of information that is not observable pursuant to level 2. Equities classified as level 3 encompass investments in primarily unlisted/private companies. These include investments in forestry, real estate and infrastructure. Private equity is generally classified as level 3 through direct investments or investments in funds. Asset backed securities (ABS), residential mortgage backed securities (RMBS) and commercial mortgage backed securities (CMBS) are classified as level 3 due to their generally limited liquidity and transparency in the market.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Pensions–(continued):

The following table sets forth by level, within the fair value hierarchy, the pension asset at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Equity securities:
US Equities	$658	-	-	$658
Non-US Equities	157	-	308	465
Fixed Income:
Government Bonds	2,891	549	-	3,440
Corporate Bonds	978	245	-	1,223
Alternative Investments:
Hedge funds and limited partnerships	-	231	-	231
Cash and cash equivalents	78	-	-	78
Real Estate	-	-	1,279	1,279
Net Plan Net Assets	$4,762	1,025	1,587	$7,374

The following table sets forth by level, within the fair value hierarchy, the pension asset at fair value as of December 31, 2012:

	Level 1		Level 2	Level 3		Total
Equity securities:
US Equities	$887		-	-		887
Non-US Equities	209		-	371		580
Fixed Income:
Government Bonds	628		33		-	661
Corporate Bonds	3,546		886		-	4,432
Alternative Investments:
Hedge funds and limited partnerships		-	355		-	355
Cash and cash equivalents	88		-		-	88
Real Estate	-		-	1,226		1,226
Net Plan Net Assets	$5,358		1,274	1,597		8,229

The tables below set forth a summary of changes in the fair value of the pension assets classified as level 3 investment assets for the years ended December 31, 2011 and 2012.

	Year ended December 31,
	2011	2012
Balance, beginning of year	$1,338	$1,587
Actual return on plan assets:
Assets still held at reporting date	177	63
Purchases, sales, issuances and settlements (net)	72	(53)
Net Plan Net Assets	$1,587	$1,597

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Pensions–(continued):

The following pension benefits contributions are expected to be paid by the Company during the years ending:

December 31, 2013	$93
December 31, 2014	135
December 31, 2015	135
December 31, 2016	220
December 31, 2017	181
December 31, 2018 – 2021	2,190

Total pension payments	$2,954

The Company's estimated employer contribution to the define benefit pension plan for the fiscal year 2013 is $1,122.

The Company has five defined contribution pension plans that include 714 employees. The contribution to the defined contribution pension plans for the years 2010, 2011 and 2012, was $1,775, $3,738 and $5,205, respectively.

12. Common Stock and Additional Paid-in Capital:

General
Prior to December 8, 2010, the Company's authorized capital stock consisted of 500 common shares, par value $20.00 per share. During December 2010, the Company adopted, amended and restated articles of incorporation pursuant to which its authorized capital stock consisted of 250,000,000 common shares, par value $0.01 per share; and (ii) declared and paid a stock dividend of 103,125,000 shares of its common stock to its sole shareholder, DryShips. On December 21, 2010, the Company completed through a private placement the sale of an aggregated of 28,571,428 common shares at $17.50 per share. The proceeds from the private placement net of directly attributable costs of $11,699 were $488,301. The stock dividend has been accounted for as a stock split. As a result, the Company reclassified approximately $1,021 from "Additional paid-in capital" to common stock, which represents the par value per share of the shares issued. All previously reported share and per share amounts have been restated to reflect the stock dividend.

On April 15, 2011, at the Company's Special Meeting of Shareholders, the Company's shareholders approved an increase in the Company's authorized share capital to 1,000,000,000 common shares, and 500,000,000 preferred shares.

On December 6, 2011, the Company announced that its board of directors had approved a repurchase program for up to a total of $500,000 of the Company's common shares and 9.5% senior unsecured notes due 2016 (Note 9).  Company's common shares and unsecured notes may be purchased under the program from time to time through December 31, 2013.  As of December 31, 2012, the Company had not purchased any common shares or unsecured notes under the program described above.

Restricted stock awards

On February 14, 2012, the Company's Compensation Committee approved the grant of 112,950 shares of non-vested common stock to officers and key employees of the Company's subsidiary, Ocean Rig AS, as a bonus for their services rendered during 2011. The shares vest over a period of three years.  The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $16.50 per share.

On March 21, 2012, the Company's Board of Directors approved the 2012 Equity Incentive Plan (the "Plan") and reserved a total of 2,000,000 common shares. Under the Plan, officers, key employees, and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

On May 15, 2012, Ocean Rig's Compensation Committee approved the grant of: a) 4,500 shares of non-vested common stock to an officer as an additional bonus for his services rendered during 2011 and b) 28,200 shares to new recruited employees as a sign-up stock bonus. The shares vest over a period of three years.  The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $15.92 per share.

On December 5, 2012, 7,500 shares awarded to an officer of the Company. The fair value of the shares on the grant date was $15.75 and the shares will vest in March 2013.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Common Stock and Additional Paid-in Capital-(continued):

As of December 31, 2012, 2,500 shares have vested, while 77,150 shares were forfeited due to employees' resignations.

The movement during the year ended December 31, 2012, is presented below:

	Number of non vested shares	Weighted average grant date fair value per non vested shares

Balance December 31, 2011	-	-
Granted	153,150	16.34
Forfeited	(77,150)	16.28
Vested	(2,500)	16.50
Balance December 31, 2012	73,500	16.40

As of December 31, 2012, there was $633 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by the Company. That cost is expected to be recognized over a period of three years. The amount of $613 represents the stock based compensation expense for the year and is recorded in "General and administrative expenses", in the accompanying consolidated statements of operations for the year ended December 31, 2012.

13. Accumulated other Comprehensive Loss:

The amounts in the accompanying balance sheets are analyzed as follows:

	December 31,
	2011	2012
Cash flows hedges unrealized loss	$(22,904)	$-
Cash flows hedges realized loss	(30,326)	(29,292)
Actuarial pension gain	$2,104	1,467
Total	(51,126)	$(27,825)

14. Interest and Finance Cost:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2010	2011	2012
Interest costs on long-term debt	$30,749	$87,505	$135,819
Amortization of financing fee	5,078	17,778	12,944
Amortization of unrealized hedge reserve (Note 10.1)	-	9,816	9,816
Capitalized borrowing costs	(35,780)	(57,761)	(44,951)
Bank charges	1,997	2,006	604
Commissions and commitment fees	6,374	4,408	2,195
Total	$8,418	$63,752	$116,427

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 15. Income Taxes:

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

The components of the Company's income/(losses) before taxes are as follows:

	Year ended December 31,
	2010	2011	2012
Domestic income/(loss) (Marshall Islands)	$174,794	$190,940	$(67,582)
Foreign income/(loss)	(19,597)	(68,214)	(20,797)
Total income/(loss) before taxes	$155,197	$122,726	$(88,379)

The components of the Company's tax expense were as follows:

	Year Ended December 31,
	2010	2011	2012
Current Tax expense	$20,227	$27,637	$43,957
Deferred Tax expense / (benefit)	209	(209)	-
Income taxes	$20,436	$27,428	$43,957

Effective tax rate	13%	22%	(50)%

The current tax expense is mainly related to withholding tax based on total contract revenue or bareboat fees. In 2012, 97% of the current tax expense was related to withholding tax in Brazil, Angola, Equatorial Guinea, Ivory Coast and Ghana. In 2011, approximately 95% of the current tax expense was related to withholding tax in Ghana, Tanzania and Turkey, while in 2010 approximately 95% of the current tax expense was related to withholding tax in Ghana and Turkey.

Taxes have not been reflected in other comprehensive income/loss since the valuation allowances would result in no recognition of deferred tax.

	Year Ended December 31,
Reconciliation of total tax expense:	2010	2011	2012
Change in valuation allowance	$(14,922)	$(41,870)	$6,311
Differences in tax rates	14,177	(3,288)	(3,896)
Effect of permanent differences	40	2	120
Adjustments in respect to current income tax of previous years	281	(766)	184
Effect of exchange rate differences	1,465	(3,318)	(1,599)
Withholding tax	19,395	26,132	42,837
Loss of tax loss carry forward because of liquidation	-	50,536	-
Total	$20,436	$27,428	$43,957

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Income Taxes-(continued):

Ocean Rig UDW has for 2011 elected to use the statutory tax rate for each year based upon the location where the largest parts of its operations were domiciled. During 2010, 2011 and 2012, most of its activities were in Marshall Islands with tax rate of zero.

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

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities at the applicable tax rates in effect. The significant components of deferred tax assets and liabilities are as follow:

	Year ended December 31,
	2011	2012
Deferred tax assets
Net operations loss carry forward	$8,015	$8,707
Accelerated depreciation of assets	31	107
Pension	713	1,136
Total deferred tax assets	$8,759	$9,950

Less: valuation allowance	(8,759)	(9,950)
Total deferred tax assets, net	$-	$-

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company provides a valuation allowance to offset deferred tax assets for net operating losses ("NOL") incurred during the year in certain jurisdictions and for other deferred tax assets where, in the Company's opinion, it is more likely than not that the financial statement benefit of these losses will not be realized. The Company provides a valuation allowance for foreign tax loss carry forward to reflect the possible expiration of these benefits prior to their utilization. As of December 31, 2012, the valuation allowance for deferred tax assets is increased from $8,759 in 2011 to $9,950 in 2012 reflecting an increase in net deferred tax assets during the period. The increase is primarily a result of an increase of deferred tax assets in the Falkland Islands. This increase was partly set off by a reduction of deferred tax asset due to utilization or loss of tax loss carry forwards in Norway in 2012.

As of December 31, 2011, the net operating losses on a gross basis are $25,593 and are mainly related to losses in Norway, Brazil, Canada and Greenland. As of December 31, 2012, the net operating losses on a gross basis are $32,961 and are mainly related to Canada and the Falkland Islands. These losses are available indefinitely for offset against future taxable profits of the company in which the losses arose.

The Company's income tax returns are subject to review and examination in the various jurisdictions in which the Company operates. As of December 31, 2012 the Company was not subject to any examination on tax matters. The Company may contest any tax assessment that deviates from its tax filing. However, this review is not expected to incur any tax payables and uncertain tax positions are regarded as immaterial.

The Company's tax returns in the major jurisdictions in which it operates are generally subject to examination for periods ranging from three to six years.

The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense. During the year ended December 31, 2010, 2011 and 2012, the Company had no unrecognized tax benefits and did not incur any interest or penalties.

Ocean Rig UDW, and/or one of its subsidiaries, filed federal and local tax returns in several jurisdictions throughout the world. The amount of current tax benefit recognized during the years ended December 31, 2011 and 2012, from the settlement of disputes with tax authorities and the expiration of statute of limitations was insignificant. All earnings in foreign jurisdictions are permanently reinvested as the earnings are needed for working capital needs. Hence, no deferred tax liability has been recognized.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 16.  Geographic information for offshore drilling operations

The revenue shown in the table below is based upon the location where the drilling takes place:

Country	2010	2011	2012
Ghana/Ivory Coast	$227,649	$230,018	$175,595
Turkey	176,228	50,183	-
Norway	(715)	-	-
Brazil	-	(617)	233,569
Greenland	-	253,125	136
Ivory Coast	-	89,686	-
Tanzania	-	78,424	196,415
Angola	-	-	79,884
Namibia	-	-	33,212
Falkland	-	-	166,795
Equatorial Guinea	-	-	56,297
Total leasing and service revenues	$403,162	$700,819	$941,903

The drilling units Leiv Eiriksson, Eirik Raude, Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Mykonos constitute the Company's long lived assets.

17. Commitments and Contingencies

17.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the offshore drilling business.

The Company has obtained insurance for the assessed market value of the rigs and the drillships. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable for include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company's loss of hire insurance coverage does not protect against loss of income from day one. It covers approximately one year for the loss of time but will be effective after 45 days` off-hire. During 2012, the Ocean Rig Corcovado incurred off-hire which was a covered event under the Company's loss of hire insurance policy that resulted in $24.6 million being recognized as revenue during the year ended December 31, 2012.

The occurrence of casualty or loss, against which the Company is not fully insured, could have a material adverse effect on the Company's results of operations and financial condition.

As part of the Company's normal course of operations, the Company's customer may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

The Leiv Eiriksson operated in Angola during the period from 2002 to 2007. Ocean Rig UDW's manager in Angola during this period made a legal claim for reimbursement of import/export duties for two export/importation events in the period 2002 to 2007 retroactively levied by the Angolan government. Agreement was reached between the parties to settle this claim for an amount of $6.1 million which was paid by the Company's relevant subsidiary on May 24, 2012, to the claimant, in full and final settlement of the London Court Proceedings. The Company recorded a charge of $6.1 million during the year ended December 31, 2012, which is included under "Legal settlements and other, net" in the consolidated statement of operations.

Except for the matters discussed above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17. Commitments and Contingencies–(continued):
17.2 Contractual Revenue:

Future minimum contractual revenue, based on drilling units committed to non-cancelable, contracts as of December 31, 2012, amounted to $1,131,701 for twelve months ending December 31, 2013, $1,453,513 for twelve months ending December 31, 2014, $1,141,448 for the twelve months ending December 31, 2015, $502,528 for twelve months ending December 31, 2016 and $20,371 for twelve months ending December 31, 2017. These amounts do not include any assumed off-hire.

17.3 Purchase Obligations:

The following table sets forth the Company's contractual purchase obligations as of December 31, 2012.

	2013	2014	2015	Total
Drillships shipbuilding contracts	1,179,776	-	387,100	1,566,876
Total obligations	1,179,776	-	387,100	1,566,876

17.4 Rental Payments

The Company has operating leases mostly relating to premises, the most significant being its offices in Stavanger, Rio de Janeiro, Jersey and Aberdeen. As of December 31, 2012, the future obligations amount to $2,774 for the twelve months ending December 31, 2013 and $1,396 for twelve months ending December 31, 2014 and $422 for the years ending December 31, 2015 and 2016.

18. Subsequent Events:

18.1 On January 9, 2013, the Company entered into a drilling contract with Exxonmobil Exploration and Production Ireland (Offshore) Limited, or ExxonMobil, for a one-well program for the Eirik Raude for drilling offshore Ireland. The contract has an estimated duration of up to six months The Eirik Raude is scheduled to commence this contract in the first quarter of 2013, following the completion of its current contract and the cancellation from European Hydrocarbons Limited, or European Hydrocarbons, discussed below. Under the contract, the Company has the option to extend the contract for three more wells.
18.2 On February 1, 2013, the Company entered into a firm four-well program plus options, with Lukoil Overseas Sierra-Leone B.V., or Lukoil, for the Eirik Raude for drilling offshore West Africa. The contract has estimated duration of approximately 12 months. The Eirik Raude is scheduled to commence this contract in the second half of 2013, following the completion of its contract with ExxonMobil discussed above.
18.3 On February 28, 2013, the Company signed definite documentation for a $1.35 billion syndicated secured term loan facility to partially finance the construction costs of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, three of the Companys' seventh generation drillships scheduled for delivery in July 2013, October 2013 and November 2013, respectively. The facility will have a five-year term and a repayment profile of approximately 11 years and will bear interest at LIBOR plus a margin.
18.4 On March 3, 2013, the Company's customer European Hydrocarbons Limited, or European Hydrocarbons, unilaterally cancelled the Company's drilling contract in West Africa for the Eirik Raude. Under the terms of the contract, European Hydrocarbons will have to reimburse the Company with an early termination payment of approximately $13.7 million plus accrued work performed to date. The total effect on the future revenues (Note 17) will amount to $14.1 million less revenues from this contract during fiscal year 2013.

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Balance Sheets
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2011	2012

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,303	$954
Other current assets	17,021	434
Total current assets	18,324	1,388

NON-CURRENT ASSETS:
Drillships options	24,756	-
Investments in subsidiaries*	3,469,901	3,424,157
Total non-current assets	3,494,657	3,424,157

Total assets	$3,512,981	$3,425,545

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Other current liabilities	$24,826	$14,488
Financial instruments	-	10,839
Total current liabilities	24,826	25,327

NON-CURRENT LIABILITIES
Long term debt, net of current portion	489,699	491,703
Total non-current liabilities	489,699	491,703

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2011 and 2012, nil issued and outstanding at December 31, 2011 and 2012, respectively	-	-
Common stock, $0,01 par value; 1,000,000,000 shares authorized, at December 31, 2011 and 2012, 131,696,928 and 131,725,128 issued and outstanding at December 31, 2011 and 2012 respectively	1,317	1,317
Additional paid-in capital	3,469,924	3,489,018
Accumulated other comprehensive loss	(51,126)	(27,825)
Accumulated deficit	(421,659)	(553,995)
Total stockholders' equity	2,998,456	2,908,515
Total liabilities and stockholders' equity	$3,512,981	$3,425,545

*      Eliminated in consolidation

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Statements of Operations
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2010	2011	2012
EXPENSES:

General and administrative expenses	$2,456	$8,591	$12,877
Legal settlements and other, net	-	-	6,100
Operating loss	2,456	8,591	18,977

OTHER INCOME / (EXPENSES):
Interest and finance costs	(326)	(35,328)	(58,210)
Interest income	4,202	3,216	4
Loss on interest rate swaps	-	-	(38)
Other, net	37	1,068	(2,476)

Total other (expenses), net	3,913	(31,044)	(60,720)

Equity in earnings/(loss) of subsidiaries*	133,304	134,933	(52,639)

Net income/(loss)	$134,761	$95,298	$(132,336)

Earnings/(loss) per common share, basic and diluted	1.30	0.72	(1.00)

Weighted average number of shares, basic and diluted	103,908,279	131,696,928	131,696,935

* Eliminated in consolidation

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Statements of Comprehensive Income/(loss)
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2010	2011	2012
Net income / (Loss)	$134,761	$95,298	$(132,336)

Other Comprehensive income / (loss):
Unrealized interest rate swap gains/(losses)	(5,495)	3,272		-
Realized loss on cash flow hedges associated with capitalized interest	(21,523)	(3,272)		-
Reclassification of realized losses associated with capitalized interest to Consolidated Statement of Operations	-	722	1,034
Reclassification of losses on previously designated cash flow hedges to Consolidated Statement of Operations, net	-	9,816	22,904
Actuarial gains/(losses)	424	(942)	(637)
Other Comprehensive income/ (loss)	(26,594)	9,596	23,301
Total Comprehensive income / (loss)	$108,167	$104,894	$(109,035)

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of U.S. Dollars)

	2010	2011	2012
Net Cash Used in Operating Activities	$(753)	$(28,728)	$(59,992)

Cash Flows from Investing Activities:
Investments in subsidiaries	(583,498)	(846,731)	59,643
Drillships options	(99,024)	-	-
Restricted cash	(302,011)	302,011	-
Net Cash (Used in)/Provided by Investing Activities	(984,533)	(544,720)	59,643

Cash Flows from Financing Activities:
Due to subsidiaries	(335,223)	334,996	-
Capital contribution from DryShips	583,498	-	-
Net proceeds from common stock issuance	488,301	-	-
Proceeds from credit facility	300,000	500,000	-
Payments of credit facility	-	(300,000)	-
Payment of financing fees	-	(11,535)	-
Net Cash Provided by Financing Activities	1,036,576	523,461	-
Net (decrease) / increase in cash and cash equivalents	51,290	(49,987)	(349)
Cash and cash equivalents at beginning of year	-	51,290	1,303
Cash and cash equivalents at end of year	$51,290	$1,303	$954

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)

In the condensed financial information of the Parent Company, the Parent Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries.

There are no legal or regulatory restrictions on the Parent Company's ability to obtain funds from its subsidiaries through dividends, loans or advances sufficient to satisfy the obligations discussed below that are due on or before December 31, 2013.

On December 28, 2010 the Parent Company concluded a $300,000 loan facility to be repaid during 2011. The loan was fully drawn on December 28, 2010 and fully repaid on January 3, 2011.

On April 27, 2011, the Parent Company issued $500,000 aggregate principal amount of 9.5% Senior Unsecured Notes due 2016. The notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Parent Company is guarantor on the two $495,000 facilities, the $800,000 facility and the 6.5% Senior Secured Notes due 2017 described on Note 9 "Long-term Debt" to the consolidated financial statements. As of December 31, 2012 the amount outstanding related to these three facilities amounted to $1,607,500 in aggregate and the amount outstanding related to the 6.5% Senior Secured Notes amounted to $800,000.

The condensed financial information of the Parent Company should be read in conjunction with the Company's consolidated financial statements.