Form 20-F
period 2013-12-31
Ocean Rig UDW Inc.
filed 2014-02-21
CIK 1447382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2013, there were 131,875,128 shares of the registrant's common stock, $0.01 par value, outstanding.

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

Large accelerated filer  ☒                Accelerated filer   ☐                Non-accelerated filer  ☐

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

●
the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity prices and downturn in global economy on market outlook for our various geographical operating sectors and classes of rigs and drillships;

●
hazards inherent in the offshore drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;

●
customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and drilling rig and drillship mobilizations, performance provisions, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;

●
political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment;

●	repudiation, nullification, termination, modification or renegotiation of contracts;

●	limitations on insurance coverage, such as war risk coverage, in certain areas;

●	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

●	the inability to repatriate income or capital;

●	complications associated with repairing and replacing equipment in remote locations;

●	import-export quotas, wage and price controls imposition of trade barriers;

●	regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity;

●	changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;

●	the level of expected capital expenditures and the timing and cost of completion of capital projects;

●
our ability to successfully employ both our existing and newbuilding drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow for our obligations;

●	continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

●	our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future;

●
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

●	the effects of accounting changes and adoption of accounting policies;

●	recruitment and retention of personnel; and

●	other important factors described in "Item 3. Key Information—D. Risk factors."

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

Item 3.                   Key Information

A.            Selected Historical Consolidated Financial Data

The following table sets forth our selected historical consolidated financial and other data, at the dates and for the periods indicated. We were incorporated on December 10, 2007 under the name Primelead Shareholders Inc.. Primelead Shareholders Inc. was formed for the purposes of acquiring the shares of our predecessor, Ocean Rig ASA, which was incorporated in September 1996 under the laws of Norway. We acquired control of Ocean Rig ASA ("Predecessor") on May 14, 2008. The selected historical consolidated financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 are derived from the audited financial statements and related notes of Ocean Rig UDW Inc. and its subsidiaries ("successor") appearing elsewhere in this annual report.

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

	Ocean Rig UDW Inc.
(U.S. Dollars in	As of December 31,
thousands)	2009	2010	2011	2012	2013

Income statement data:
Total revenues	388,122	405,712	699,649	941,903	1,180,250
Drilling rigs and drillships operating expenses	133,256	119,369	281,833	563,583	504,957
Loss on disposals	-	1,458	754	133	-
Depreciation and amortization	75,348	75,092	162,532	224,479	235,473
Legal settlements and other, net	-	-	-	4,524	6,000
General and administrative expenses	20,423	20,566	46,718	83,647	126,868
Total operating expenses	229,027	216,485	491,837	876,366	873,298

Operating income	159,095	189,227	207,812	65,537	306,952
Interest and finance costs	(46,120)	(8,418)	(63,752)	(116,427)	(220,564)
Interest income	6,259	12,464	9,810	553	9,595
Gain/(loss) on interest rate swaps	4,826	(40,303)	(33,455)	(36,974)	8,616
Other income/(expense), net	4,491	2,227	2,311	(1,068)	3,315
Total other expenses, net	(30,544)	(34,030)	(85,086)	(153,916)	(199,038)

Income before income taxes	128,551	155,197	122,726	(88,379)	107,914
Income taxes	(12,797)	(20,436)	(27,428)	(43,957)	(44,591)
Net income/(loss)	$115,754	$134,761	$95,298	$(132,336)	$63,323
Net Income/(loss) attributable to common stockholders	$115,754	$134,761	$95,298	$(132,336)	$63,221
Earnings/(loss) per share attributable to common stockholders, basic and diluted	$1.12	$1.30	$0.72	$(1.00)	$0.48
Weighted average number of common shares, basic and diluted	103,125,000	103,908,279	131,696,928	131,696,935	131,727,504

	Ocean Rig UDW Inc.
(U.S. Dollars in	As of December 31,
thousands)	2009	2010	2011	2012	2013
Balance sheet data:
Cash and cash equivalents	234,195	95,707	250,878	317,366	605,467
Other current assets	324,363	576,299	245,531	279,768	404,250
Total current assets	558,558	672,006	496,409	597,134	1,009,717
Drilling rigs, drillships, machinery and equipment, net	1,317,607	1,249,333	4,538,838	4,399,462	5,777,025
Intangible assets, net	11,948	10,506	9,062	7,619	6,175
Other non current assets	43,480	523,363	216,121	228,074	165,220
Advances for drillships under construction and related costs	1,178,392	1,888,490	754,925	992,825	662,313
Total assets	3,109,985	4,343,698	6,015,355	6,225,114	7,620,450
Current liabilities, including current portion of long term debt, net of deferred financing costs	682,287	667,918	427,557	505,665	543,654
Long term debt, net of current portion and deferred financing costs	662,362	696,986	2,525,599	2,683,630	3,907,835
Other non current liabilities	64,219	97,712	63,743	127,304	189,118
Total liabilities	1,408,868	1,462,616	3,016,899	3,316,599	4,640,607
Number of shares	103,125,500	131,696,928	131,696,928	131,725,128	131,875,128
Stockholders' equity	1,701,117	2,881,082	2,998,456	2,908,515	2,979,843
Common Stock	10	1,317	1,317	1,317	1,319
Total liabilities and stockholders' equity	$3,109,985	$4,343,698	$6,015,355	$6,225,114	$7,620,450

	Ocean Rig UDW Inc.
(U.S. Dollars in	Year Ended December 31,
thousands, except
for operating data)	2009	2010	2011	2012	2013
Cash flow data:
Net cash provided by / (used in):
Operating activities	$211,075	$221,798	$270,662	$278,303	$333,008
Investing activities	(146,779)	(1,441,347)	(1,561,501)	(320,469)	(1,144,230)
Financing activities	(103,041)	1,081,061	1,446,010	108,654	1,099,323
Other financial data
EBITDA (1)	243,760	226,243	339,200	251,974	554,356
Cash paid for interest	51,093	43,203	32,164	73,219	113,337
Capital expenditures	(14,152)	(6,834)	(78,480)	(97,869)	(1,050,510)
Payments for drillships under construction	(130,832)	(705,022)	(1,864,862)	(212,185)	(232,854)
Operating data, when on hire
Operating units	2	2	6	6	8
______________________
(1)  EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. generally accepted accounting principles, or U.S. GAAP, measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by GAAP or other GAAP measures, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations.

	Ocean Rig UDW Inc.

(U.S. Dollars in	Year Ended December 31,
thousands)	2009	2010	2011	2012	2013
EBITDA reconciliation
Net income / (loss)	$115,754	$134,761	$95,298	$(132,336)	63,323
Add: Depreciation and amortization	75,348	75,092	162,532	224,479	235,473
Add: Net interest expense / income	39,861	(4,046)	53,942	115,874	210,969
Add: Income taxes	12,797	20,436	27,428	43,957	44,591
EBITDA	$243,760	$226,243	$339,200	$251,974	554,356

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

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

●	worldwide production and demand for oil and gas and any geographical dislocations in supply and demand;

●	the cost of exploring for, developing, producing and delivering oil and gas;

●	expectations regarding future energy prices;

●	advances in exploration, development and production technology;

●	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain levels and pricing;

●	the level of production in non-OPEC countries;

●	government regulations;

●	local and international political, economic and weather conditions;

●	domestic and foreign tax policies;

●	development and exploitation of alternative fuels;

●	the policies of various governments regarding exploration and development of their oil and gas reserves; and

●
the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, insurrection or other crises in the Middle East or other geographic areas or further acts of terrorism in the United States, or elsewhere.

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our business in the offshore drilling sector. Crude oil inventories remain at high levels compared to historical levels, which may place downward pressure on the price of crude oil and demand for offshore drilling units. Sustained periods of low oil prices typically result in reduced exploration and drilling because oil and gas companies' capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess drilling rig supply and intensify the competition in the industry which often results in drilling units, particularly lower specification drilling units, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and gas industry. Any decrease in exploration, development or production expenditures by oil and gas companies could reduce our revenues and materially harm our business and results of operations.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, including:

●	the availability of competing offshore drilling vessels and the level of newbuilding activity for drilling vessels;

●	the level of costs for associated offshore oilfield and construction services;

●	oil and gas transportation costs;

●	the discovery of new oil and gas reserves;

●	the cost of non-conventional hydrocarbons, such as the exploitation of oil sands; and

●	regulatory restrictions on offshore drilling.

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

During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling units by ordering the construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and dayrates when the drilling units enter the market, sometimes for extended periods of time until the units have been absorbed into the active fleet. According to industry sources, the worldwide fleet of ultra-deepwater drilling units as of January 2014 consisted of 129 units, comprised of 61 semi-submersible rigs and 68 drillships. An additional 15 semi-submersible rigs and 68 drillships were under construction or on order as of January 2014, which would bring the total fleet to 212 drilling units by the end of 2020. A relatively large number of the drilling units currently under construction have been contracted for future work, which may intensify price competition as scheduled delivery dates occur. The entry into service of these new, upgraded or reactivated drilling units will increase supply and has already led to a reduction in dayrates as drilling units are absorbed into the active fleet. In addition, the new construction of high-specification drilling units, as well as changes in our competitors' drilling unit fleets, could require us to make material additional capital investments to keep our fleet competitive. Lower utilization and dayrates could adversely affect our revenues and profitability. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on our drilling units if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable.

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

We operate in various regions throughout the world. Our drilling rigs, the Leiv Eiriksson and the Eirik Raude are currently drilling in the Norwegian Continental Shelf  and Ivory Coast respectively. Our drillships, the Ocean Rig Corcovado, the Ocean Rig Mylos and the Ocean Rig Mykonos, are operating offshore Brazil and our drillships, the Ocean Rig Olympia and the Ocean Rig Poseidon, are operating offshore Angola. The newly delivered Ocean Rig Skyros is currently undergoing the acceptance testing and it is expected to commence drilling operations to offshore Angola.

In the past, the Eirik Raude has operated in the Gulf of Mexico and offshore Canada, Norway, the United Kingdom, Ghana, West Africa and the Ivory Coast, while the Leiv Eiriksson has operated offshore Greenland, West Africa, Turkey, Ireland, west of the Shetland Islands, the Falkland Islands, Norway and in the North Sea, and the Ocean Rig Corcovado and the Ocean Rig Olympia have operated offshore Greenland and West Africa, respectively. As a result of our international operations, we may be exposed to political and other uncertainties, including risks of:

●	terrorist and environmental activist acts, armed hostilities, war and civil disturbances;

●
acts of piracy, which have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia and which have generally increased significantly in frequency since 2008, particularly in the Gulf of Aden and off the west coast of Africa;

●	significant governmental influence over many aspects of local economies;

●	seizure, nationalization or expropriation of property or equipment;

●	repudiation, nullification, modification or renegotiation of contracts;

●	limitations on insurance coverage, such as war risk coverage, in certain areas;

●	political unrest;

●	foreign and U.S. monetary policy, government debt downgrades and potential defaults and foreign currency fluctuations and devaluations;

●	the inability to repatriate income or capital;

●	complications associated with repairing and replacing equipment in remote locations;

●	import-export quotas, wage and price controls, imposition of trade barriers;

●	regulatory or financial requirements to comply with foreign bureaucratic actions;

●	changing taxation policies, including confiscatory taxation;

●	other forms of government regulation and economic conditions that are beyond our control; and

●	governmental corruption.

In addition, international contract drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to:

●	the equipping and operation of drilling units;

●	repatriation of foreign earnings;

●	oil and gas exploration and development;

●	taxation of offshore earnings and earnings of expatriate personnel; and

●	use and compensation of local employees and suppliers by foreign contractors.

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

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action" ("JPOA"). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months.

On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.

Although it is our intention to comply with the provisions of the JPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.

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

Currently, emissions of greenhouse gases from ships involved in international transport are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, all ships (including drilling rigs and drillships) must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. All ships are required to follow the Ship Energy Efficiency Management Plans. Now the minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, applies to all new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

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

Military tension involving North and South Korea, the Middle East, Africa and other attacks, threats of attacks, terrorism and unrest, have caused instability or uncertainty in the world's financial and commercial markets and have significantly increased political and economic instability in some of the geographic areas where we operate and where we have contracted with Samsung Heavy Industries Co. Ltd., or Samsung, to build our three newbuilding drillships. Acts of terrorism and armed conflicts or threats of armed conflicts in these locations could limit or disrupt our operations, including disruptions resulting from the cancellation of contracts or the loss of personnel or assets. In addition, any possible reprisals as a consequence of ongoing military action in the Middle East, such as acts of terrorism in the United States or elsewhere, could materially and adversely affect us in ways we cannot predict at this time.

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

As of December 31, 2013, on a consolidated basis, we had $4.1 billion in aggregate principal amount of indebtedness outstanding and $450.0 million in additional credit available to us under our secured credit facilities to partially finance the construction of one of our three ultra-deepwater seventh generation drillships under construction, referred to as our seventh generation drillships, scheduled for delivery in March 2014, January 2015 and December 2015. In July 2013, through our wholly-owned subsidiaries, Drillships Financing Holding Inc. ("DFHI") and Drillships Projects Inc., we entered into a $1.9 billion term loan B facility, comprised of tranche B-1 term loans in an aggregate principal amount equal to $1.1 billion ("Tranche B-1 Term Loans") and tranche B-2 term loans in an aggregate principal amount equal to $825 million ("Tranche B-2 Term Loans" and, together with the Tranche B-1 Term Loans, the "Term Loans"), with respective maturity dates in the first quarter of 2021, subject to adjustment to the third quarter of 2020 in certain circumstances, and the third quarter of 2016. Our substantial indebtedness could have significant adverse consequences for an investment in us and on our business and future prospects, including the following:

●
we may not be able to satisfy our financial obligations under our indebtedness and our contractual and commercial commitments, which may result in possible defaults on and acceleration of such indebtedness;

●	we may not be able to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

●	we may not be able to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service the debt;

●
we could become more vulnerable to general adverse economic and industry conditions, including increases in interest rates, particularly given our substantial indebtedness, some of which bears interest at variable rates;

●	our ability to refinance indebtedness may be limited or the associated costs may increase;

●	less leveraged competitors could have a competitive advantage because they have lower debt service requirements and, as a result, we may not be better positioned to withstand economic downturns;

●
we may be less able to take advantage of significant business opportunities and to react to changes in market or industry conditions than our competitors and our management's discretion in operating our business may be limited; and

●
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

Even with our existing level of debt, we and our subsidiaries may incur additional indebtedness in the future.  In July 2013, we entered into a $1.9 billion term loan B facility to repay in full the then outstanding balances of the $800.0 million secured term loan agreement and the two $495.0 million senior secured credit facilities, and we may incur additional indebtedness in order to fund the estimated remaining contractual obligations for the construction of the remaining two unfinanced seventh generation drillships, excluding financing costs, of $862.1 million as of the day of this annual report. Although the terms of our existing debt agreements, and any future debt agreements we enter into, will limit our ability to incur additional debt, these terms may not prohibit us from incurring substantial amounts of additional debt for specific purposes or under certain circumstances. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify and could further exacerbate the risks associated with our substantial leverage.

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

Our secured credit facilities, the bond agreement governing our unsecured senior notes and the indenture governing the Senior Secured Notes impose, and future financial obligations may impose, certain operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to, among other things:

●	enter into other financing arrangements;

●	incur or guarantee additional indebtedness;

●	create or permit liens on our assets;

●	consummate a merger, consolidation or sale of our drilling units or the shares of our subsidiaries;

●	make investments;

●	change the general nature of our business;

●	pay dividends, redeem capital stock or subordinated indebtedness or make other restricted payments;

●	incur dividend or other payment restrictions affecting our restricted subsidiaries under the indenture governing our Senior Secured Notes;

●	change the management and/or ownership of our drilling units;

●	enter into transactions with affiliates;

●	transfer or sell assets;

●	amend, modify or change our organizational documents;

●	make capital expenditures; and

●	compete effectively to the extent our competitors are subject to less onerous restrictions.

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

Our ability to make scheduled payments on our outstanding indebtedness will depend on our ability to generate cash from operations in the future. Our future financial and operating performance will be affected by a range of economic, financial, competitive, regulatory, business and other factors that we cannot control, such as general economic and financial conditions in the offshore drilling industry or the economy generally. In particular, our ability to generate steady cash flow will depend on our ability to secure drilling contracts at acceptable rates. Assuming no exercise of any options to extend the terms of our existing drilling contracts, our operating drilling units are contracted from the first quarter of 2014 to the first quarter of 2018. In addition, we have entered into three-year drilling contracts for the Ocean Rig Athena and the Ocean Rig Apollo, our seventh generation drillships scheduled for delivery in March 2014 and January 2015, respectively, which are expected to commence upon delivery of the drillships from the shipyard or to the drilling location. Our ability to renew our existing drilling contracts or obtain new drilling contracts at acceptable dayrates upon the expiration of our existing contracts or at all will depend on the prevailing economic and competitive conditions.

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

We will need to procure significant additional financing, which may be difficult to obtain on acceptable terms or at all, in order to complete the construction of our seventh generation drillships.

We have newbuilding contracts with Samsung for the construction of three seventh generation ultra-deepwater drillships that are scheduled for delivery in March 2014, January 2015 and December 2015, respectively. The estimated total project cost for our three seventh generation drillships, excluding financing costs, is approximately $1.2 billion, of which an aggregate of approximately $862.1 million was outstanding as of December 31, 2013.

In order to complete the construction of our seventh generation drillships, we will need to procure additional financing. . In July 2013, we entered into a $1.9 billion term loan B facility to repay in full the then outstanding balances of the $800.0 million secured term loan agreement and the two $495.0 million senior secured credit facilities. We expect to finance the remaining delivery payments for our seventh generation drillships with cash on hand, operating cash flow, equity financing and additional bank debt. We cannot be certain that additional financing will be available on acceptable terms or at all. If additional bank financing is not available when needed, or is available only on unfavorable terms, we may be unable to take delivery of one or more of the seventh generation drillships, in which case we would be prevented from realizing potential revenues from the applicable drillship and we could lose our deposit money, which amounted to $310.7 million in the aggregate, as of December 31, 2013. We may also incur additional costs and liability to the shipyards, which may pursue claims against us under our newbuilding construction contracts and retain and sell our seventh generation drillships to third parties.

We may be unable to secure ongoing drilling contracts, including for the Ocean Rig Santorini, our seventh generation drillship to be delivered in December 2015, due to strong competition, and the contracts that we enter into may not provide sufficient cash flow to meet our debt service obligations with respect to our indebtedness.

Assuming no exercise of any options to extend the terms of our existing drilling contracts, our operating drilling units are contracted from the first quarter of 2014 to the first quarter of 2018. In addition, we have entered into three-year drilling contracts for the Ocean Rig Athena and the Ocean Rig Apollo, our seventh generation drillships scheduled for delivery in March 2014 and January 2015, respectively, which are expected to commence upon delivery of the drillships from the shipyard or to the drilling location.

Our ability to renew our existing drilling contracts or obtain new drilling contracts for our drilling units, including our our seventh generation drillship for which we have not yet secured employment, will depend on prevailing market conditions. We cannot guarantee we will be able to enter into new drilling contracts upon the expiration or termination of the contracts we have in place or at all or that there will not be a gap in employment between our current drilling contracts and subsequent contracts. In particular, if the price of crude oil is low, or it is expected that the price of crude oil will decrease in the future, at a time when we are seeking to arrange employment contracts for our drilling units, we may not be able to obtain employment contracts at attractive rates or at all.

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

We have entered into contracts with Samsung for the construction of three seventh generation drillships, the Ocean Rig Athena, the Ocean Rig Apollo and the Ocean Rig Santorini, which we expect to take delivery of in March 2014, in January 2015 and December 2015, respectively. From time to time in the future, we may undertake additional new construction projects and conversion projects. In addition, we may make significant upgrade, refurbishment, conversion and repair expenditures for our fleet from time to time, particularly as our drilling units become older. Some of these expenditures are unplanned. These projects together with our existing construction projects and other efforts of this type are subject to risks of cost overruns or delays inherent in any large construction project as a result of numerous factors, including the following:

●	shipyard unavailability;

●	shortages of equipment, materials or skilled labor for completion of repairs or upgrades to our equipment;

●	unscheduled delays in the delivery of ordered materials and equipment or shipyard construction;

●	financial or operating difficulties experienced by equipment vendors or the shipyard;

●	unanticipated actual or purported change orders;

●	local customs strikes or related work slowdowns that could delay importation of equipment or materials;

●	engineering problems, including those relating to the commissioning of newly designed equipment;

●	design or engineering changes;

●	latent damages or deterioration to the hull, equipment and machinery in excess of engineering estimates and assumptions;

●	work stoppages;

●	client acceptance delays;

●	weather interference, storm damage or other events of force majeure;

●	disputes with shipyards and suppliers;

●	shipyard failures and difficulties;

●	failure or delay of third-party equipment vendors or service providers;

●	unanticipated cost increases; and

●	difficulty in obtaining necessary permits or approvals or in meeting permit or approval conditions.

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

As our current operating fleet is comprised of two ultra-deepwater drilling rigs and six drillships, we rely heavily on a small number of customers and the loss of a significant customer could have a material adverse impact on our financial results.

As of December 31, 2013, we had six customers for our current operating fleet of two ultra-deepwater drilling rigs and six drillships. We are subject to the usual risks associated with having a limited number of customers for our services. Our two largest customers represented 33% and 18% of our revenues during the fiscal year ended December 31, 2013, respectively, and our six customers represented, in the aggregate, 75% of our revenues during the year ended December 31 2013. If our customers terminate, suspend or seek to renegotiate the drilling contracts for drilling units, as they are entitled to do under various circumstances, or cease doing business, our results of operations and cash flows could be adversely affected. Although we expect that a limited number of customers will continue to generate a substantial portion of our revenues, we will have to expand our pool of customers as we take delivery of our three newbuilding drillships and further grow our business.

Currently, our revenues depend on two ultra-deepwater drilling rigs and six drillships, which are designed to operate in harsh environments. The damage or loss of any of our drilling units could have a material adverse effect on our results of operations and financial condition.

Our revenues are dependent on the Leiv Eiriksson and the Eirik Raude which are currently drilling in the Norwegian Continental Shelf and Ivory Coast respectively, our drillships, the Ocean Rig Corcovado, the Ocean Rig Mylos and the Ocean Rig Mykonos, which are operating offshore Brazil and our drillships, the Ocean Rig Olympia and the Ocean Rig Poseidon, which are operating offshore Angola. The newly delivered Ocean Rig Skyros is currently undergoing the acceptance testing and it is expected to commence drilling operations to offshore Angola.

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

In addition, offshore drilling operations are subject to perils peculiar to marine operations, either while on-site or during mobilization, including capsizing, sinking, grounding, collision, marine life infestations, and loss or damage from severe weather. The replacement or repair of a drilling rig or drillship could take a significant amount of time, and we may not have any right to compensation for lost revenues during that time. As long as we have only eight drilling units in operation, loss of or serious damage to one of the drilling units could materially reduce our revenues for the time that drilling unit is out of operation. In view of the sophisticated design of the drilling units, we may be unable to obtain a replacement unit that could perform under the conditions that our drilling units are expected to operate, which could have a material adverse effect on our results of operations and financial condition.

Our future contracted revenue for our fleet of drilling units may not be ultimately realized.

As of February 14, 2014, the future contracted revenue for our fleet of operating drilling units, or our contract backlog, was approximately $4.1billion under firm commitments. We may not be able to perform under our drilling contracts due to events beyond our control, and our customers may seek to cancel or renegotiate our drilling contracts for various reasons, including adverse conditions, resulting in lower daily rates.  Our inability, or the inability of our customers, to perform under the respective contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

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

Every drilling unit must be "classed" by a classification society. The classification society certifies that the drilling unit is "in-class," signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. Both our drilling rigs are certified as being "in class" by Det Norske Veritas. Each of our operating drillships is certified as being "in class" by American Bureau of Shipping. The Leiv Eiriksson was credited with completing its last Special Periodical Survey in April 2011 and the Eirik Raude completed the same in December 2012. Our four sixth-generation operating drillships are due for their first Special Periodical Surveys in 2016. Our two operating seventh generation drillships are due for their first Special Periodical Surveys in 2018. If any drilling unit does not maintain its class and/or fails any annual survey or special survey, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in certain of our debt agreements. Any such inability to carry on operations or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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

We may have difficulty managing our planned growth properly.

We intend to continue to grow our fleet. Our future growth will primarily depend on our ability to:

●	locate and acquire suitable drillships;

●	identify and consummate acquisitions or joint ventures;

●	enhance our customer base;

●	locate and retain suitable personnel for our fleet;

●	manage our expansion; and

●	obtain required financing on acceptable terms.

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

If the offshore contract drilling industry suffers adverse developments in the future, the fair market value of our drilling units may decline. The fair market value of the drilling units we currently own or may acquire in the future may increase or decrease depending on a number of factors, including:

●	prevailing level of drilling services contract dayrates;

●	general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;

●	types, sizes and ages of drilling units;

●	supply and demand for drilling units;

●	costs of newbuildings;

●	governmental or other regulations; and

●	technological advances.

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

Our principal currency for our operations and financing is the U.S. Dollar. A substantial portion of the operating dayrates for the drilling units, our principal source of revenues, are quoted and received in U.S. Dollars; however, a portion of our revenue under our contracts with Petroleo Brasileiro S.A., or Petrobras Brazil, for the Ocean Rig Corcovado and the Ocean Rig Mykonos is, and with Repsol Sinopec Brasil S.A., or Repsol, for the Ocean Rig Mylos is receivable in Brazilian Real. The principal currency for operating expenses is also the U.S. Dollar; however, a significant portion of employee salaries and administration expenses, as well as parts of the consumables and repair and maintenance expenses for the drilling rigs, may be paid in Norwegian Kroner (NOK), Great British Pounds (GBP), Canadian dollars (CAD), Euros (EUR) or other currencies depending in part on the location of our drilling operations. For the year ended December 31, 2013, approximately 60% of our expenses were incurred in currencies other than the U.S. Dollars. This exposure to foreign currency could lead to fluctuations in net income and net revenue due to changes in the value of the U.S. Dollar relative to the other currencies. Revenues paid in foreign currencies against which the U.S. Dollar rises in value can decrease, resulting in lower U.S. Dollar denominated revenues. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase, resulting in higher U.S. Dollar denominated expenses. We have employed derivative instruments in order to economically hedge our currency exposure; however, we may not be successful in hedging our future currency exposure and our U.S. Dollar denominated results of operations could be materially and adversely affected upon exchange rate fluctuations determined by events outside of our control.

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

We require highly skilled personnel to operate and provide technical services and support for our business in the offshore drilling sector worldwide. As of December 31, 2013, we employed 1,742 employees, the majority of whom are full-time crew employed on our drilling units. Under certain of our employment contracts, we are required to have a minimum number of local crew members on our drillships. We will need to recruit additional qualified personnel as we take delivery on our newbuilding drillships. Competition for the labor required for drilling operations has intensified as the number of rigs activated, added to worldwide fleets or under construction has increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. If turnover increases, we could see a reduction in the experience level of our personnel, which could lead to higher downtime, more operating incidents and personal injury and other claims, which in turn could decrease revenues and increase costs. In response to these labor market conditions, we are increasing efforts in our recruitment, training, development and retention programs as required to meet our anticipated personnel needs. If these labor trends continue, we may experience further increases in costs or limits on our offshore drilling operations.

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

As of December 31, 2013, we had paid an aggregate of $552.8 million to Samsung in connection with our three seventh generation drillships currently scheduled for delivery in March 2014, January 2015 and December 2015. The remaining total construction payments for these three newbuilding drillships, excluding financing costs, amounted to approximately $1.2 billion in the aggregate as of December 31, 2013.

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

As of December 31, 2013, we had entered into interest rate swaps for the purpose of managing our exposure to fluctuations in interest rates applicable to indebtedness under our secured credit facilities, which was drawn at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Our existing interest rate swaps as of December 31, 2013 do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes. We recognize fluctuations in the fair value of these contracts in our statement of operations. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements, under which loans have been advanced at a floating rate based on LIBOR and for which we have not entered into an interest rate swap or other hedging arrangement. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. At December 31, 2013, the fair value of our interest rate swaps was in a net liability position of $32.3 million.

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

We conduct our worldwide drilling operations through various subsidiaries. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our operating subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in the United States, Canada, the U.K., Brazil, Angola, Cyprus, Ghana, Netherlands, Ivory Coast, Tanzania, Falkland Islands, Ireland, Sierra Leone, Gabon, West Africa,  Equatorial Guinea or Norway, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from our operations could be materially adversely affected.

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

Furthermore, the indenture governing our Senior Secured Notes contains restrictions on our ability and the ability of our Restricted Subsidiaries (as defined in the indenture), including Drill Rigs Holdings, the issuer of the Senior Secured Notes, to engage in transactions with, or make certain payments to, affiliates. These restrictions do not prohibit us or any Restricted Subsidiary from entering into a management agreement with an affiliate, including DryShips and any of its subsidiaries, for the provision of drilling unit management services (and the making of payments thereunder) that is entered into in the ordinary course of business and that is in line with industry standards, so long as such agreement has been approved by a majority of the disinterested directors.

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

The market price of our common stock may be influenced by many factors, many of which are beyond our control, including those described above in "—D. Risk Factors" and the following:

●           actual or anticipated variations in our operating results;

●           changes in our cash flow, EBITDA or earnings estimates;

●           changes in the price of oil;

●           publication of research reports about us or the industry in which we operate;

●	increases in market interest rates that may lead purchasers of common shares to demand a higher expected yield which, would mean our share price would fall;

●	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

●	changes in market valuations of similar companies;

●	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

●	adverse market reaction to any increased indebtedness we incur in the future;

●	additions or departures of key personnel;

●	actions by institutional stockholders;

●	speculation in the press or investment community;

●	terrorist attacks;

●	economic and regulatory trends; and

●	general market conditions.

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

           As of February 14, 2014, DryShips owned 78,301,755, or approximately 59.4%, of our outstanding common shares, our Chairman, President and Chief Executive Officer, Mr. George Economou, was deemed to beneficially own 5,543,289, or approximately 4.2% of our outstanding common shares and our Executive Vice President, Mr. Anthony Kandylidis, was deemed to beneficially own 1,684,512, or 1.3%, of our outstanding common shares. The common shares held by DryShips and beneficially owned by Mr. Economou are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and may not be transferred unless they have been registered under the Securities Act or an exemption from registration is available. Upon satisfaction of certain conditions, Rule 144 permits the sale of certain amounts of restricted securities six months following the date of acquisition of the restricted securities from us. As our common shares become eligible for sale under Rule 144, the volume of sales of our common shares on applicable securities markets may increase, which could reduce the market value of our common shares.

DryShips, our parent company, controls the outcome of matters on which our shareholders are entitled to vote.

As of February 14, 2014, DryShips owned approximately 59.4%, of our outstanding common shares. DryShips will control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. DryShips's interests may be different from your interests and the commercial goals of DryShips as a shareholder, and our goals, may not always be aligned.  The substantial equity interests owned by DryShips may make it more difficult for us to maintain our business independence from other companies owned by DryShips and DryShips's affiliates.

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

These provisions include:

●	authorizing our board of directors to issue "blank check" preferred shares without shareholder approval;

●	providing for a classified board of directors with staggered, three-year terms;

●	prohibiting cumulative voting in the election of directors;

●
authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding common shares entitled to vote generally in the election of directors;

●	limiting the persons who may call special meetings of shareholders ; and

●	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

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

●
prior to the date of the transaction in which the person became an interested shareholder, our board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

●
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced;

●
at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; or

●	the shareholder became an interested shareholder prior to the consummation of our initial public offering under the Securities Act.

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

Item 4.                   Information on the Company

A.             History and Development of the Company

Ocean Rig UDW Inc., a corporation organized under the laws of the Republic of the Marshall Islands, was formed on December 10, 2007 under the name Primelead Shareholders Inc. Primelead Shareholders Inc. was formed in December 2007 for the purpose of acquiring the shares of our predecessor, Ocean Rig ASA, which was incorporated in September 1996 under the laws of Norway. We acquired control of Ocean Rig ASA on May 14, 2008.  Prior to the private offering of our common shares in December 2010, discussed below, we were a wholly-owned subsidiary of DryShips. Our shares commenced trading on the NASDAQ Global Select Market under the symbol "ORIG" on October 6, 2011. As of February 14, 2014, DryShips, our parent company, owned approximately 59.4% of our outstanding common shares. Each of our drilling units is owned by a separate wholly-owned vessel-owning subsidiary.

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

As of February 14, 2014, we had 131,875,128 common shares outstanding and DryShips owned 78,301,755 shares, or 59.4%, of our outstanding common shares.

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
 During the year ended December 31, 2012 and 2013 to date, our principal capital expenditures related to construction expenses in connection with the construction of our seventh generation drillships, the Ocean Rig Mylos, which was delivered in August 2013, the Ocean Rig Skyros, which was delivered in December 2013, and the Ocean Rig Athena, the Ocean Rig Apollo and the Ocean Rig Santorini scheduled to be delivered in March 2014, in January 2015 and December 2015, respectively. For more information on our seventh generation drillships, please see "—B. Business Overview— Newbuilding Drillships and Options to Purchase Newbuilding Drillships." As of December 31, 2013, we had paid an aggregate of $310.7 million to Samsung in connection with our remaining two unfinanced seventh generation drillships, which we financed with cash from operations. The remaining total construction payments for these three newbuilding drillships, excluding financing costs, amounted to approximately $862.1. million in the aggregate as of December 31, 2013. We plan to finance these remaining payments, which are due upon delivery of the drillships, with new debt or equity financing, which we have not yet secured in full. We cannot be certain that we will be able to obtain the additional financing we need to complete the acquisition of our seventh generation drillships on acceptable terms or at all.

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

We, through our wholly-owned subsidiaries, currently own and operate two modern, fifth generation ultra-deepwater semisubmersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, four sixth generation advanced capability ultra-deepwater drillships, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, delivered in January 2011, March 2011, July 2011 and September 2011, respectively and two seventh generation drillships, the Ocean Rig Mylos and the Ocean Rig Skyros, delivered in August 2013 and December 2013, respectively  by Samsung. The Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos are "sister-ships" constructed by Samsung to the same high-quality vessel design and specifications and are capable of drilling in water depths of 10,000 feet. Simirarly, the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena, the Ocean Rig Apollo and the Ocean Rig Santorini are "sister ships" constructed by Samsung to the same high – quality vessel design and specifications. We believe that owning and operating "sister-ships" helps us maintain our cost efficient operations on a global basis through the shared inventory and use of spare parts and the ability of our offshore maritime crews to work seamlessly across all of our drillships.

We have additional newbuilding contracts with Samsung for the construction of the Ocean Rig Athena, the Ocean Rig Apollo and the Ocean Rig Santorini our seventh generation drillships under construction, scheduled to be delivered in March 2014, January 2015 and December 2015, respectively, which will be "sister ships" to our operating drillships. The design of our seventh generation drillships reflects additional enhancements that, with the purchase of additional equipment, will enable the drillships to drill in water depths of 12,000 feet. We currently have a team overseeing the construction of the newbuilding drillships at Samsung to help ensure that those drillships are built on time, to our exact vessel specifications and on budget, as was the case for our operating drillships. The remaining total construction payments for these drillships, excluding financing costs, amounted to approximately $1,227.7 million in the aggregate as of December 31, 2013. To date, the construction of these three newbuiding drillships is on budget and no time delays on delivery are expected.

We employ our drilling units primarily on a dayrate basis for periods of between two months and three years to drill wells for our customers, typically major oil companies, integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies.

 We believe that our operating drillships, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon  the Ocean Rig Mykonos, the Ocean Rig Mylos and the Ocean Rig Skyros as well as our three seventh generation drillships under construction, are among the most technologically advanced drillships in the world. The S10000E design, used for our operating drillships, was originally introduced in 1998 and has been widely accepted by customers. Including our operating drillships, a total of 56 drillships have been ordered using this base design, of which 35 have been delivered, as of February 2013, including the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos. Among other technological enhancements, our drillships are equipped with dual activity drilling technology, which involves two drilling systems using a single derrick that permits two drilling-related operations to take place simultaneously. We estimate this technology saves between 15% and 40% in drilling time, depending on the well parameters. Each of our operating drillships is capable of drilling 40,000 feet at water depths of 10,000 feet and our seventh generation drillships will have the capacity to drill 40,000 feet at water depths of 12,000 feet.

Our Fleet

Set forth below is summary information concerning our offshore drilling units as of the date of this annual report.

Drilling Unit	Year Built or Scheduled Delivery/ Generation	Water Depth to the Wellhead (ft)	Drilling Depth to the Oil Field (ft)	Customer	Expected Contract Term(1)	Average Maximum Dayrate		Drilling Location
Operating Drilling Rigs
Leiv Eiriksson	2001/5th	7,500	30,000	Rig Management Norway AS(2)	Q2 2013–Q2 2016	$545,000		Norwegian Continental Shelf
Eirik Raude	2002/5th	10,000	30,000	Lukoil Overseas Sierra-Leone B.V	Q3 2013 – Q4 2014	$575,000		Sierra Leone, Ivory Coast
Operating Drillships
Ocean Rig Corcovado	2011/6th	10,000	40,000	Petroleo Brasileiro S.A.	Q2 2012–Q2 2015	$447,414	(3)	Brazil
Ocean Rig Olympia	2011/6th	10,000	40,000	Total E&P Angola	Q3 2012–Q3 2015(4)	$593,246		West Africa
Ocean Rig Poseidon	2011/6th	10,000	40,000	ENI Angola S.p.A.	Q2 2013–Q2 2016	$690,300	(5)	Angola
Ocean Rig Mykonos	2011/6th	10,000	40,000	Petroleo Brasileiro S.A.	Q1 2012–Q1 2015	$442,551	(3)	Brazil
Ocean Rig Mylos	2013/7th	12,000	40,000	Repsol Sinopec Brasil S.A.	Q3 2013–Q4 2016	$614,700	(6)	Brazil
Ocean Rig Skyros	2013/7th	12,000	40,000	Total E&P Angola	Q1 2014-Q4 2014	$575,000		Angola
				Major Oil Company (7)	Q4 2014			West Africa

Newbuilding Drillships
Ocean Rig Athena	Q1 2014/7th	12,000	40,000	ConocoPhillips Angola 36 & 37 Ltd	Q1 2014–Q2 2017	$655,836	(8)	Angola
Ocean Rig Apollo	Q1 2015/7th	12,000	40,000	Total E&P Congo	Q1 2015-Q1 2018	$585,819	(9)	West Africa
Ocean Rig Santorini	Q4 2015/7th	12,000	40,000

(1)           Not including the exercise of any applicable options to extend the term of the contract.

(2)           Rig Management Norway is the coordinator for the consortium under the contract. The contract has a minimum duration of 1,070 days and includes three options of up to six wells each that must be exercised prior to the expiration of the firm contract period in the second quarter of 2016.

(3)           Approximately 20% of the maximum dayrates are service fees paid to us in Brazilian Real (R$). The maximum dayrate disclosed in this table is based on the February 14, 2014 exchange rate of R$2.42:$1.00.

(4)           Total E&P Angola has the option to extend the term of the contract for two additional one-year periods at the dayrate of $584,450, adjusted annually for inflation, with the first option exercisable within one year from the commencement date under the drilling contract, and the second option exercisable within one year after the date of exercise of the first option.

(5)           The maximum dayrate of $690,300 is the average maximum dayrate applicable during the initial three-year term of the contract. Under the contract, the initial maximum dayrate of $670,000 will increase annually at a rate of 3%, beginning twelve months after the commencement date, during the term of the contract. ENI has the option to extend the term of the contract by two optional periods of one-year each. In the event ENI exercises the option for both optional years within the first year of the date the contract is commenced, the maximum dayrate will decrease by $10,000 per day.

(6)           On November 4, 2013 the Ocean Rig Mylos commenced drilling operations with Repsol at an average maximum dayrate of approximately $614,700 over the term of the contract. A portion of the maximum dayrate is service fees paid to us in Real (R$). The average maximum dayrate disclosed in this table is based on the February 14, 2014 exchange rate of R$2.42:$1.00. Under the contract, Repsol has options to extend the contract for up to two years beyond the initial three-year contract period.

(7)           On December 20, 2013 the Ocean Rig Skyros was delivered and is currently undergoing the acceptance testing and it is expected to commence drilling operations offshore Angola. We have also received a letter of award from a major oil company for drilling offshore West Africa for a period of six years. The contract will commence in direct continuation of the previous contract and is subject to final documentation and receipt of regulatory approvals.

(8)           To commence upon delivery of the drillship from the shipyard or to the drilling location and the provisional acceptance of the drillship at an average maximum dayrate of $655,836 which is the average maximum dayrate applicable during the initial three-year term of the contract. Under the contract, the initial maximum dayrate of $633,500 is subject to a fixed annual escalation of approximately 6% during the contract period. Under the contract, ConocoPhillips has the option to extend the initial contract period by up to two years.

(9)           The maximum dayrate of approximately $585,819 is the average maximum dayrate applicable during the initial three-year term of the contract. Under the contract, the initial maximum dayrate of $580,000 is subject to a fixed escalation of 2% during the contract period. Under the contract, the counterparty has the option to extend the initial contract period by up to two years.

Newbuilding Drillships

We have entered into contracts with Samsung for the construction of an additional three seventh generation drillships, the Ocean Rig Athena, the Ocean Rig Apollo and the Ocean Rig Santorini, scheduled for delivery in March 2014, January 2015 and December 2015, respectively, in connection with which we had made total payments of $552.8 million to Samsung, as of December 31, 2013. The total project cost per drillship, excluding financing costs, is approximately $600.0 million.

Employment of Our Fleet

Employment of Our Drilling Rigs

The Leiv Eiriksson commenced a drilling contract in April 2013 with a consortium coordinated by Rig Management Norway, or Rig Management, for the drilling of 15 wells on the Norwegian Continental Shelf at a maximum dayrate of $545,000.  We received approximately $83.0 million under the contract to cover mobilization and fuel costs as well as the cost of equipment upgrades to operate in the Norwegian Continental Shelf. The contract has a minimum duration of 1,070 days and includes three options of up to six wells each that must be exercised prior to the expiration of the firm contract period in the second quarter of 2016.

The Eirik Raude commenced a four well drilling contract with Lukoil Overseas Sierra-Leone B.V., or Lukoil, in September 2013 with an duration of approximately 12 months at a maximum dayrate of $575,000 under the contract, plus a mobilization fee of $6.0 million, plus the cost of fuel. Currently, the Eirik Raude is in the Ivory Coast conducting drilling operations for Lukoil Overseas Cote d'Ivoire Shelf Ltd. We are also entitled to demobilization fees of between $1.0 million and $5.0 million, plus fuel costs, depending on the location of the drilling rig, provided the drilling rig is not hired by other customers in direct continuation of the contract.  Under the contract, Lukoil has the option to extend the term of the contract by one additional well.

Employment of Our Drillships

The Ocean Rig Corcovado is currently employed under a three-year drilling contract, plus a mobilization period with Petrobras Brazil for drilling operations offshore Brazil at a maximum dayrate of $447,414 (including service fees of $71,290per day, based on the contracted rate in Real per day and the February 14, 2014 exchange rate of R$2.42:USD $1.00), plus a mobilization fee of $30.0 million. The contract is scheduled to be completed in the second quarter of 2015.

The Ocean Rig Olympia commenced a three-year drilling contract with Total E&P Angola in July 2012 for drilling operations offshore West Africa at a maximum dayrate of $593,246, plus mobilization and demobilization fees of $9.0 million and $3.5 million, respectively, plus the cost of fuel. Under the contract, Total E&P Angola has the option to extend the term of the contract for two additional one-year periods at the dayrate specified above, adjusted annually for inflation

The Ocean Rig Poseidon commenced a three-year drilling contract with ENI Angola S.p.A., or ENI, in May 2013 for drilling operations offshore Angola at a maximum dayrate of $690,300, which is the average maximum dayrate applicable during the initial three-year term of the contract.  During the term of the contract, the initial maximum dayrate of $670,000 will increase annual at a rate of 3%, beginning twelve months after the commencement date.  The contract also includes a mobilization rate of $656,600 per day, plus reimbursement for the cost of fuel, and a demobilization fee of $5.0 million.  Under the contract, ENI has the option to extend the term of the contract by two optional periods of one year each.  In the event ENI exercises the option for both optional years on or before the date the contract is commenced, the maximum dayrate will decrease by $15,000 per day and, in the event ENI exercises the option for both optional years within the first year of the date the contract is commenced, the maximum dayrate will decrease by $10,000 per day.

The Ocean Rig Mykonos commenced a three-year drilling contract, plus a mobilization period, with Petrobras Brazil, on September 30, 2011, for drilling operations offshore Brazil at a maximum dayrate of $442,551 (including service fees of $70,515 per day, based on the contracted rate in Real and the February 14, 2014 exchange rate of R$2.42: $1.00), plus a mobilization fee of $30.0 million. The contract is scheduled to expire in March 2015.

The Ocean Rig Mylos commenced a three-year drilling contract with Repsol for drilling operations offshore Brazil in August 2013 at a maximum dayrate of $614,700 (including an average service fee of $106,895 per day, based on the contracted rate in Real per day and the February 14, 2014 exchange rate of R$2.42:USD $1.00), which is the average maximum dayrate applicable during the initial three-year term of the contract, plus a mobilization fee of $40.0 million. Under the contract, Repsol has options to extend the contract for one year beyond the initial three-year contract period.

The Ocean Rig Skyros is currently undergoing the acceptance testing and it is expected to commence a five wells or a minimum of a 275 day contract for drilling offshore West Africa, with a maximum dayrate of $575,000 plus a mobilization fee of $29.0 million. We have received a letter of award from a major oil company for the Ocean Rig Skyros for drilling offshore West Africa for a period of six years, with an estimated backlog of approximately $1,265 million. The contract will commence in direct continuation of the previous contract and is subject to final documentation and receipt of regulatory approvals.

Further, we have entered into a three-year contract with ConocoPhillips Angola 36 and 37 Ltd, or ConocoPhillips, for drilling operations offshore Angola for the Ocean Rig Athena, our seventh generation drillship scheduled for delivery in March 2014, which is expected to commence following the delivery of the drillship from the shipyard or to the drilling location.  We are entitled to a maximum dayrate of approximately $655,836, which is the average maximum dayrate applicable during the initial three-year term of the contract, plus a lump-sum mobilization fee of $35,227,500, exclusive of fuel costs. Under the contract, the initial maximum dayrate of $633,500 is subject to a fixed annual escalation of approximately 2% during the contract period. In addition, Conoco Phillips has the option to extend the duration of the contract for two years.

We have also entered into a three-year contract with Total E&P Congo for drilling operations offshore West Africa with an estimated backlog of approximately $670.0 million, including mobilization, for the Ocean Rig Apollo, our seventh generation drillship scheduled for delivery in January 2015. The contract is scheduled to commence in the first quarter of 2015. In addition, Total has the option to extend the term of the contract for four periods of six months each, with the first option exercisable not less than one year before completion date.

The total contracted backlog under our drilling contracts for our drilling units, including our drilling rigs, as of February 14, 2014, was $4.1 billion. We calculate our contract backlog by multiplying the contractual dayrate under all of our employment contracts for which we have firm commitments as of February14, 2014, by the minimum expected number of days committed under such contracts (excluding any options to extend), assuming full utilization. There can be no assurance that the counterparties to such contracts will fulfill their obligations under the contracts. See the section of this annual report entitled "Item 3. Key Information—Risk Factors—Risks Relating to Our Company—Our future contracted revenue for our fleet of drilling units may not be ultimately realized."

Unless otherwise stated, all references to maximum dayrates included in this annual report are exclusive of any applicable annual contract revenue adjustments, which generally result in the escalation of the dayrates payable under the drilling contracts.

Management of Our Fleet

Up to October 2013, our wholly owned subsidiary, Ocean Rig AS, provided supervisory management services including onshore management, to our operating drilling rigs and drillships pursuant to separate management agreements entered into with each of the drilling unit-owning subsidiaries. Ocean Rig AS also provided supervisory management services for our seventh generation drillships under construction.

As from October 2013, the above services are provided by our wholly owned subsidiary, Ocean Rig Management Inc., pursuant to separate management agreements entered/to be entered with each of the drilling unit – owning subsidiaries.Under the terms of these management agreements, Ocean Rig Management Inc,, through its affiliates in Stavanger, Norway, Aberdeen, United Kingdom and Houston, Texas, is responsible for, among other things, (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment of the drilling units, and (iii) providing commercial, technical and operational management for the drillships.

In addition, we have engaged Cardiff Drilling Inc, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, to provide us with consulting and other services with respect to the arrangement of employment for, and relating to the purchase and sale of, our drilling units.  See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Global Services Agreements."

The Offshore Drilling Industry

In recent years, the international drilling market has seen an increasing trend towards deep and ultra-deepwater oil and gas exploration. As shallow water resources mature, deep and ultra-deepwater regions are expected to play an increasing role in offshore oil and gas exploration and production. According to industry sources, the industry-wide global ultra-deepwater market has seen rapid development over the last six years, with dayrates increasing from approximately $180,000 in 2004 to above $600,000 in 2008 and as of January 2014, the market level is approximately $600,000. The ultra-deepwater market rig utilization rate has been stable, above 80% since 2000 and above 97% since 2006. The operating units capable of drilling in ultra-deepwater depths of greater than 7,500 feet consist mainly of fifth, sixth and seventh generation units, and also include certain older upgraded units. The in-service fleet as of January 2014 totaled 129 units, and is expected to grow to 212 units upon the scheduled delivery of the current newbuild orderbook by the end of 2020. Historically, an increase in supply has caused a decline in utilization and dayrates until drilling units are absorbed into the market. Accordingly, dayrates have been very cyclical. We believe that the largest undiscovered offshore reserves are mostly located in ultra-deepwater fields and primarily located in the "golden triangle" between West Africa, Brazil and the Gulf of Mexico, as well as in East Africa, Australia and Southeast Asia. The location of these large offshore reserves has resulted in more than 90% of the floating drilling unit, or floater, orderbook being represented by ultra-deepwater units. Furthermore, due to increased focus on technically challenging operations and the inherent risk of developing offshore fields in ultra-deepwater, particularly in light of the Deepwater Horizon accident in the Gulf of Mexico, in which we were not involved, oil companies have already begun to show a preference for modern units more capable of drilling in these challenging environments.

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

In recent years, there has been increased emphasis by oil companies to expand their proven reserves and thus focus on exploring for hydrocarbons in deeper waters. This deepwater focus is due, in part, to technological developments that have made such exploration more feasible and cost-effective. Therefore, water-depth capability is a key component in determining drilling rig suitability for a particular drilling project. Another distinguishing feature in some drilling market sectors is a drilling rig's ability to operate in harsh environments, including extreme marine and climatic conditions and temperatures.

Our drilling units service the ultra-deepwater sector of the offshore drilling market. Although the term "deepwater" as used in the drilling industry to denote a particular sector of the market can vary and continues to evolve with technological improvements, we generally view the deepwater market sector as that which begins in water depths of approximately 4,500 feet and extends to the maximum water depths in which seventh generation drilling rigs are capable of drilling, which is currently approximately 12,000 feet.

Our Customers

Our customers are generally major oil companies, integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. We, together with our predecessor, Ocean Rig ASA, have an established history with 185 wells drilled in 19 countries for 30 different customers as of January 2014.

For the years ended December 31, 2011, 2012 and 2013, the following customers, which represent all of our customers for the years indicated, accounted for more than 10% of our consolidated annual revenues:

Customer	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Customer A	36%	-	-
Customer B	18%	49%	33%
Customer C	-	18%	-
Customer D	33%	12%	-
Customer E	13%	-	-
Customer F	-	-	13%
Customer G	-	-	18%
Customer H	-	-	12%

Contract Drilling Services

Our contracts to provide offshore drilling services and drilling units are individually negotiated and vary in their terms and provisions. We generally obtain our contracts through competitive bidding against other contractors. The contracts for our drilling units typically provide for compensation on a "dayrate" basis under which we are paid a fixed amount for each day that the vessel is operating under a contract at full efficiency, with higher rates while the drilling unit is operating and lower rates for periods of mobilization or when drilling operations are interrupted or restricted by equipment breakdowns, adverse environmental conditions or other conditions beyond our control. Under most dayrate contracts, we pay the operating expenses of the drilling rig or drillship, including planned rig maintenance, crew wages, insurance and the cost of supplies.

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

Competition

The offshore contract drilling industry is competitive with numerous industry participants, few of which at the present time have a dominant market share. The drilling industry has experienced consolidation in recent years and may experience additional consolidation, which could create additional large competitors. Many of our competitors have significantly greater financial and other resources, including more drilling units, than us. We compete with offshore drilling contractors that, as of January 2014, together have approximately 203 deepwater and ultra-deepwater drilling units worldwide, defined as units with water depth capacity of 3,000 feet or more.

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

Environmental and Other Regulations

Our offshore drilling operations include activities that are subject to numerous international, federal, state and local laws and regulations, including the International Convention for the Prevention of Pollution from Ships, or MARPOL, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, European Union regulations, and Brazil's National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and federal law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part.

For example, the United Nations' International Maritime Organization, or IMO, has adopted MARPOL. Annex VI to regulate harmful air emissions from ships, which include drilling rigs and drillships. Amendments to the Annex VI regulations which entered into force on July 1, 2010, require a progressive reduction of sulfur oxide levels in heavy bunker fuels and create more stringent nitrogen oxide emissions standards for marine engines in the future. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, effective January 1, 2014, the United States Caribbean Sea was designated ECA. We may incur costs to comply with these revised standards. Rigs and drillships must comply with MARPOL limits on emissions of sulfur oxide, nitrogen oxide, chlorofluorocarbons and other air pollutants, except that the MARPOL limits do not apply to emissions that are directly related to drilling, production, or processing activities. We believe that all of our drilling units are currently compliant in all material respects with these regulations.

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

C.            Organizational Structure

For a full list of our subsidiaries, please see Exhibit 8.1 to this annual report. All of the subsidiaries are, directly or indirectly, wholly-owned by Ocean Rig UDW Inc., except for Ocean Rig Deepwater Drilling Ltd., of which all but one of the issued and outstanding shares is owned indirectly by Ocean Rig UDW Inc. and the remaining outstanding share is owned by a director of the company, and Ocean Rig Angola Ltd., which is 51% owned by Angolan shareholders and 49% indirectly owned by Ocean Rig UDW Inc.

As of February 14, 2014, DryShips (NASDAQGS: DRYS) owned approximately 59.4% of our total outstanding common shares.

D.            Property, Plants and Equipment

We do not own any real property. We maintain our principal executive offices in Nicosia, Cyprus and certain of our subsidiaries lease office space from unaffiliated third parties for offices in Stavanger, Norway; Houston, Texas; Aberdeen, United Kingdom; Accra, Ghana and Rio de Janeiro, Brazil. Our interests in the drilling units in our fleet are our only material properties. See "—B. Business Overview—Our Fleet" in this section.

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

A.             Operating Results

Overview

We are an international offshore drilling contractor providing oilfield services and drilling vessels for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. We, through our wholly-owned subsidiaries, currently own and operate two modern, fifth generation ultra-deepwater semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, four sixth generation advanced capability ultra-deepwater drillships, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon, and the Ocean Rig Mykonos, which were delivered to us on January 3, 2011, March 30, 2011, July 28, 2011 and September 30, 2011, respectively and three seventh generation advanced capability ultra-deepwater drillships, the Ocean Rig Mylos, the Ocean Rig Skyros which were delivered to us on August 19, 2013 and December 20, 2013, respectively. We have newbuilding contracts with Samsung for the construction of three seventh generation drillships, the Ocean Rig Athena, the Ocean Rig Apollo and the Ocean Rig Santorini. These newbuilding drillships are currently scheduled for delivery in March 2014, January 2015 and December 2015, respectively.

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

As of February 14, 2014, DryShips owned approximately 59.4% of our common shares.

Our Drilling Rigs

Our drilling rigs are marketed for offshore exploration and development drilling programs worldwide, with particular focus on drilling operations in ultra-deepwater and harsh environments. The Leiv Eiriksson, delivered in 2001, has a water depth drilling capacity of 7,500 feet.  Since 2001, it has drilled 51 deepwater and ultra-deepwater wells as of February 2014 in a variety of locations, including Angola, Congo, Greenland, Turkey, Norway, the United Kingdom and Ireland, in addition to five shallow-water wells.

The Eirik Raude, delivered in 2002, has a water depth drilling capacity of 10,000 feet. Since 2002, it has drilled 78 deepwater and ultra-deepwater wells as of February 2014 in countries such as Canada, Ghana, Norway, Ivory Coast and the United Kingdom, and the Gulf of Mexico, in addition to six shallow-water wells.

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

We took delivery of the Ocean Rig Mylos and the Ocean Rig Skyros, our two seventh generation advanced capability ultra-deepwater drillships on August 19, 2013 and December 20, 2013, respectively. The total cost of construction and construction-related expenses for the Ocean Rig Mylos and the Ocean Rig Skyros amounted to approximately $718.3 million and $724,2 million, respectively. Construction-related expenses include equipment purchases, commissioning, supervision and commissions to related parties, excluding financing costs.

In addition, we have entered into contracts with Samsung for the construction of an additional three seventh generation drillships, the Ocean Rig Athena, the Ocean Rig Apollo and the Ocean Rig Santorini, scheduled for delivery in March 2014, January 2015 and December 2015, respectively, in connection with which we had made total payments of $552.8 million to Samsung, as of December 31, 2013. The total project cost per drillship, excluding financing costs, is approximately $600.0 million.

For information on the employment of our drillships, please see "Item 4. Information on the Company—B. Business Overview—Employment of our Fleet—Employment of Our Drillships."

Management of Our Drilling Units

Up to October 2013, our wholly-owned subsidiary, Ocean Rig AS, provided supervisory management services including onshore management, to our operating drilling rigs and drillships pursuant to separate management agreements entered into with each of the drilling unit-owning subsidiaries. In addition, Ocean Rig AS provided supervisory management services for our newbuilding drillships. Under the terms of these management agreements, Ocean Rig AS, through its offices in Stavanger, Norway, Aberdeen, United Kingdom and Houston, Texas, is responsible for, among other things, (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment of the drillships; and (iii) providing commercial, technical and operational management for the drillships.

As from October 2013, the above services are provided by our wholly owned subsidiary, Ocean Rig Management Inc., pursuant to separate management agreements entered/to be entered with each of the drilling unit – owning subsidiaries.

In addition, we have engaged Cardiff Drilling Inc., a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, to provide us with consulting and other services with respect to the arrangement of employment for, and relating to the purchase and sale of, our drilling units.  See "Item 7. Major Shareholders and Related Party Transacitons—B. Related Party Transactions—Services Agreements."

The services provided by Ocean Rig Management Inc. and Cardiff Drilling overlap mainly with respect to negotiating shipyard orders and providing marketing for potential contractors.

Previously, we had management agreements with Cardiff Marine pursuant to which Cardiff Marine Inc. provided supervisory services in connection with the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia.  These agreements were terminated effective December 21, 2010.  See "—Management Fees to Related Party" below.

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

We believe that the most important measures for analyzing trends in the results of our operations consist of the following:

●	Employment Days: We define employment days as the total number of days the drilling units are employed on a drilling contract.

●
Dayrates or maximum dayrates: We define drilling dayrates as the maximum rate in U.S. Dollars possible to earn for drilling services for one 24 hour day at 100% efficiency under the drilling contract.  Such dayrate may be measured by quarter-hour, half-hour or hourly basis and may be reduced depending on the activity performed according to the drilling contract.

●
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

●
Mobilization / demobilization fees: In connection with drilling contracts, we may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling vessels, dayrate or fixed price mobilization and demobilization fees.

●
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

Revenue from Drilling Contracts

Our drilling revenues are driven primarily by the number of drilling units in our fleet, the contractual dayrates and the utilization of the drilling units. This, in turn, is affected by a number of factors, including the amount of time that our drilling units spend on planned off-hire class work, unplanned off-hire maintenance and repair, off-hire upgrade and modification work, reduced dayrates due to reduced efficiency or non-productive time, the age, condition and specifications of our drilling units, levels of supply and demand in the drilling rig market, the price of oil and other factors affecting the market dayrates for drilling units. Historically, industry participants have increased supply of drilling units in periods of high utilization and dayrates. This has resulted in an oversupply and caused a decline in utilization dayrates. Therefore, dayrates have historically been very cyclical.

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

Management Fees to Related Party

From October 19, 2007 to December 21, 2010, we were party to, with respect to the Ocean Rig Corcovado and the Ocean Rig Olympia, separate management agreements with Cardiff Marine pursuant to which Cardiff Marine provided additional supervisory services in connection with these drillships including, among other things: (i) assisting in securing the required equity for the construction; (ii) negotiating, reviewing and proposing finance terms; (iii) assisting in marketing towards potential contractors; (iv) assisting in arranging, reviewing and supervising all aspects of building, equipment, financing, accounting, record keeping, compliance with laws and regulations; (v) assisting in procuring consultancy services from specialists; and (vi) assisting in finding prospective joint-venture partners and negotiating any such agreements. Pursuant to the management agreements, we paid Cardiff Marine a management fee of $40,000 per month per drillship plus (i) a chartering commission of 1.25% on revenue earned; (ii) a commission of 1.0% on the shipyard payments or purchase price paid for drillships; (iii) a commission of 1.0% on loan financing; and (iv) a commission of 2.0% on insurance premiums. In accordance with the Addenda No. 1 to the above management agreements, dated as of December 1, 2010, these management agreements were terminated effective December 21, 2010; however, all obligations to pay for services rendered by Cardiff Marine prior to termination remained in effect. As of December 31, 2010, these obligations totaled $5.8 million. For the years ended December 31, 2013, 2012 and 2011, total charges from Cardiff under the management agreement amounted to $0, $0 million and $5.8 million, respectively, which were capitalized as drillship under construction cost, being a cost directly attributable to the construction of the Ocean Rig Corcovado and the Ocean Rig Olympia.

General and Administrative Expenses

Our general and administrative expenses mainly include the costs of our offices, including salary and related costs for members of senior management and our shore-side employees.

Interest and Finance Costs

As of December 31, 2013, 2012 and 2011, we had total indebtedness of $4.1 billion, $2.9 billion and $2.8 billion, respectively. We capitalize our interest on the debt we have incurred in connection with our drillships under construction.

Critical Accounting Policies

Advances for drillships under construction:     This represents amounts expended by us in accordance with the terms of the construction contracts for drillships as well as with a related party in connection with on-site supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. The carrying value of drilling rigs and drillships under construction, or newbuildings, represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, commissions to related party, construction supervision, equipment, or OFEs, spare parts, capitalized interest, certain non-reimbursable costs related to first time mobilization and commissioning costs. No charge for depreciation is made until commissioning of the newbuilding has been completed and it is ready for its intended use.

Capitalized interest:     Interest expense is capitalized during the construction period of drilling rigs and drillships based on accumulated expenditures for the applicable project at our current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate, or the capitalization rate, to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. We do not capitalize amounts in excess of actual interest expense incurred in the period. If our financing plans associate a specific new borrowing with a qualifying asset, we use the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to our other borrowings.

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

Impairment of long-lived assets:    We review for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, we review our assets for impairment on a drilling rig by drilling rig and drillship by drillship and asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. We evaluate the carrying amounts of our drilling rigs and drillships by obtaining independent appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, drilling rig/drillship sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the drilling rigs' and drillships' future performance, with the significant assumptions being related to drilling rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each drilling rig/drillship. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, we determine undiscounted projected net operating cash flows for each drilling rig/drillship and compare them to the drilling rig or drillship's carrying value. The projected net operating cash flows are determined by considering the drilling revenues from existing drilling contracts for the fixed days and an estimated daily rate equivalent for the unfixed days. The salvage value used in the impairment test is estimated to be $35 million and $50 million for drilling rigs and drillships, respectively, in accordance with our depreciation policy. If our estimate of undiscounted future cash flows for any drilling rig or drillship is lower than the carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. Our analysis for the year ended December 31, 2013, which also involved sensitivity tests on the drilling rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances ranging from 97.5% to 92.5%, indicated no impairment on any of our drilling rigs or drillships. Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long drilling rates and drilling rig and drillship values will remain at their currently high levels. As a result of the impairment review, we determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2011, 2012 and 2013.

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

Results of Operations

Included in this document are our audited consolidated historical financial statements for the years ended December 31, 2013, 2012 and 2011.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

	Year Ended December 31, 2012	Year Ended December 31, 2013	Change	Percentage Change

REVENUES:
Total revenues	941,903	1,180,250	238,347	25.3%

EXPENSES:
Drilling rigs and drillships operating expenses	563,583	504,957	(58,626)	(10.4)%
Depreciation and amortization	224,479	235,473	10,994	4.9%
Loss on sale of assets	133	-	(133)	(100.0)%
General and administrative expenses	83,647	126,868	43,221	51.7%
Legal settlements and other, net	4,524	6,000	1,476	32.6%
Operating income	65,537	306,952	241,415	368.4%

OTHER INCOME/(EXPENSES):
Interest and finance costs	(116,427)	(220,564)	(104,137)	89.4%
Interest income	553	9,595	9,042	1635.1%
Gain/(Loss) on interest rate swaps	(36,974)	8,616	45,590	(123.3)%
Other, net	(1,068)	3,315	4,383	(410.4)%
Total other expenses, net	(153,916)	(199,038)	(45,122)	29.3%

Income/(loss) before income taxes	(88,379)	107,914	196,293	(222.1)%
Income taxes	(43,957)	(44,591)	634	(1.4)%
Net Income/(Loss)	(132,336)	63,323	195,659	(147.9)%

Revenues

Revenues from drilling contracts increased by $238.4 million, or 25.3%, to $1,180.3 million for the year ended December 31, 2013, as compared to $941.9 million for the year ended December 31, 2012. The increase is primarily attributable to the revenue from equipment testing of the Ocean Rig Skyros amounting to $2.1 million; the revenue of the Ocean Rig Mylos which were added to the Company's current fleet , amounting to $41.5 million and the revenue of the Ocean Rig Athena which contributed $0.7 million due to recharges while under construction as agreed under contract terms. Furthermore, there was an increase in operation days of the Ocean Rig Mykonos, the Ocean Rig Olympia and the Ocean Rig Corcovado within the period, as a result of the decrease in mobilization days due to the mobilization of the respective drillships to their drilling locations, which contributed, in aggregate, $521.5 million of revenues during the year ended December 31, 2013, as compared to $415.2 million during the same period in 2012. This increase was partly offset by the decreased revenues earned by the Ocean Rig Poseidon, which contributed $16.0 million less in revenues for the year ended December 31, 2013, as compared to the same period in 2012. The Eirik Raude and the Leiv Eiriksson, contributed an additional $103.8 million in revenues during the year ended December 31, 2013, as compared to the same period in 2012.  The maximum dayrates for the contracts on which our drilling units were employed during the year ended December 31, 2013, ranged between approximately $431,000 and $670,000 per day. The maximum day rates for the contracts on which our drilling units were employed during the year ended December 31, 2012, ranged between approximately $ 440,000 and $ 670,000 per day.

Operating expenses

Drilling rigs and drillships operating expenses decreased by $58.6 million, or 10.4%, to $505.0 million for the year ended December 31, 2013, compared to $563.6 million for the year ended December 31, 2012. The decrease in operating expenses was mainly due to the significant decrease of operating expenses of the Eirik Raude, the Leiv Eiriksson, the Ocean Rig Corcovado and the Ocean Rig Poseidon amounting to $79.0 million in aggregate. The total decrease was partly offset by the Ocean Rig Mykonos, the Ocean Rig Olympia mobilization and upgrades that took place during 2013; and the Ocean Rig Mylos and Ocean Rig Skyros which were added to the Company's fleet resulting in increased operating expenses of $34.2 million in aggregate for the year ended December 31, 2013.

Depreciation and amortization expense

Depreciation and amortization expense for the drilling units increased by $11.0 million, or 4.9%, to $235.5 million for the year ended December 31, 2013, as compared to $224.5 million for the year ended December 31, 2012. The increase in depreciation and amortization expense was mainly attributable to the depreciation expense of Ocean Rig Mylos and Ocean Rig Skyros which were added to the current fleet, amounting to $12.3 million as well as the increased depreciation of the Ocean Rig Mykonos, the Ocean Rig Olympia and the Leiv Eiriksson amounting to $5.6 million in aggregate and the increase in the office depreciation expense by $0.4 million. This increase was partly offset by the decrease in depreciation expense of $7.3 million in aggregate related to the depreciation of the Ocean Rig Corcovado and the Eirik Raude. The depreciation expense charged for the Ocean Rig Poseidon remained approximately the same for the year ended December 31, 2013, as compared to the corresponding period in 2012

Loss on sale of assets

Gain on asset sales amounted to $nil for the year ended December 31, 2013, while for the relevant period in 2012, there was a loss on asset disposal amounting to $0.1 million.

General and administrative expenses

General and administrative expenses increased by $43.3 million, or 51.8%, to $126.9 million for the year ended December 31, 2013, as compared to $83.6 million for year ended December 31, 2012. This increase is mainly due to increased costs for the operation of the offices in Athens and Angola and increased consultancy fees.

Legal Settlements and other, net

A loss of $6.0 million was realized for the year ended December 31, 2013, as compared to a loss of $4.5 million during the year ended December 31, 2012. The amount of $4.5 million (loss) in legal settlements for 2012 which is mainly related to a claim settlement related to import/export taxes duties in Angola that was settled during 2012 The amount of $6.0 million (loss) in legal settlements for 2013 is mainly related to a claim settlement related to revenue under dispute of the operation of the Ocean Rig Corcovado in Greenland during 2011.

Interest and finance costs

Interest and finance costs increased by $104.2 million, or 89.5%, to $220.6  million for year ended December 31, 2013, compared to $ 116.4 million for the year ended December 31, 2012. The increase is mainly due to the write off and breakage cost fees resulting from the full repayment of the $800.0 million secured term loan agreement and the two $495.0 million senior secured credit facilities totaling $61.1 million and increased interest expense of long term debt amounting to $54.4 million associated to the higher level of debt during the year ended December 31, 2013. Accordingly, capitalized interest and debt issuance costs increased by $20.5 million attributed to the new debt agreements  the Company entered into during the year.

Interest income

Interest income increased by $9.0 million, or 1,500.0%, to $9.6 million for the year ended December 31, 2013, compared to $0.6 million for the year ended December 31, 2012. The increase was mainly due to an increased average cash balance and higher interest rates on our deposits during 2013, as compared to 2012.

Gain/ (Loss) on interest rate swaps

Gains on interest rate swaps increased by $45.6 million, or 123.3%, to $8.6 million for year ended December 31, 2013, as compared to a $37.0 million loss for the year ended December 31, 2012. The gain for the year ended December 31, 2013, was mainly due to mark to market gains of outstanding swap positions.

Other, net

Other, net increased by $4.4 million, or 400.0% to a gain of $3.3 million for year ended December 31, 2013, compared to a loss of $1.1 million for the year ended December 31, 2012. The increase is mainly due to foreign currency exchange rate differences.

Income taxes

Income taxes increased by $0.6 million, or 1.4%, to $44.6 million for year ended December 31, 2013, compared to $44.0 million for the year ended December 31, 2012. Because our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

	Year Ended December 31, 2011	Year Ended December 31, 2012	Change	Percentage Change

REVENUES:
Total revenues	699,649	941,903	242,254	34.6%

EXPENSES:
Drilling rigs and drillships operating expenses	281,833	563,583	281,750	100.0%

Depreciation and amortization	162,532	224,479	61,947	38.1%
Loss on sale of assets	754	133	(621)	-82.4%
General and administrative expenses	46,718	83,647	36,929	79.0%
Legal settlements and other, net	-	4,524	4,524	-
Operating income	207,812	65,537	(142,275)	-68.5%

OTHER INCOME/(EXPENSES):
Interest and finance costs	(63,752)	(116,427)	(52,675)	82.6%
Interest income	9,810	553	(9,257)	-94.4%
Gain (loss) on interest rate swaps	(33,455)	(36,974)	(3,519)	10.5%
Other, net	2,311	(1,068)	(3,379)	-146.2%
Total other expenses, net	(85,086)	(153,916)	(68,830)	80.9%

Income/(loss) before income taxes	122,726	(88,379)	(211,105)	-172.0%
Income Taxes	(27,428)	(43,957)	(16,529)	60.3%
Net Income/(Loss)	95,298	(132,336)	(227,634)	-238.9%

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

Loss on interest rate swaps

Losses on interest rate swaps increased by $3.5 million, or 10.5%, to $37.0 million for year ended December 31, 2012, as compared to $33.5 million for the year ended December 31, 2011. The loss for the year ended December 31, 2012, was mainly due to discontinued cash flow hedges amortization increase by approximately $13.0 million due to repayment of the Company's $1.04 billion credit facility, partially offset by favorable trends of mark to market losses of outstanding swap positions.

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

B.             Liquidity and Capital Resources

As of December 31, 2013, we had $53.6 million of restricted cash relating mainly to: (i) bank deposits which are blocked or pledged as cash collateral; and (ii) required minimum cash and cash equivalents. Our restricted cash balances as of December 31, 2013 decreased by $139.1 million, or 72.2%, to $53.6 million, compared to $192.7 million as of December 31, 2012. The decrease in restricted cash balances was primarily due to the release of $132 million due to the repayment of our $1.04 billion senior secured credit facility and the amendment to our $800.0 million senior secured term loan agreement .

As of December 31, 2013, we had $ 605.5 million of cash and cash equivalents. Our cash and cash equivalents increased by $288.1 million, or 90.8%, to $605.5 million as of December 31, 2013, compared to $317.4 million as of December 31, 2012. The increase in our cash and cash equivalents relates mainly to the receipt of $2,800 million in gross proceeds from our loans and credit facilities and net cash provided by operating activities of $333.0 million, which were partly offset by payments of yard installments and capital upgrades amounting to $1,283.4  million in the aggregate and loan repayments amounting to $1,622.3 million in the aggregate. As of December 31, 2013 and December 31, 2012, we had total indebtedness, on a consolidated basis, of $4.1 billion and $2.9 billion, respectively, under our outstanding debt agreements, excluding unamortized financing fees. Our total indebtedness as of December 31, 2013 increased by $1.2 billion, or 41.4%, to $4.1 billion, compared to $2.9 billion as of December 31, 2012 due to the $1.35 billion and $1.9 billion term loans entered in February 2013 and July 2013, which were partly offset by loan payments and repayments made during 2013.

As of December 31, 2013, we had $450.0 million available borrowing capacity under our secured credit facilities and aggregate debt outstanding of $4.1 billion. As of December 31, 2013, we were in compliance with all covenants related to our outstanding debt agreements. Please refer to the discussion on Long-term Debt as detailed in Note 9 of our audited consolidated financial statements.

As of December 31, 2013, our total purchase commitments consisted of the remaining construction expenses of approximately $1.2 billion relating to the construction of our three seventh generation drillships under construction, which are scheduled to be delivered in March 2014, January 2015 and December 2015, respectively. The estimated total project cost per drillship for our seventh generation drillships under construction, excluding financing costs, is approximately $600.0 million. As of December 31, 2013, we have made pre-delivery payments of $552.8 million in the aggregate for these newbuilding drillships. The remaining total construction payments for these drillships, excluding financing costs, amounted to approximately $1.2 billion in the aggregate as of December 31, 2013. We intend to use the available borrowings to partially finance the acquisition of our seventh generation drillship scheduled for delivery in March 2014, under which an aggregate of $365.6 million is due in 2013. We have not yet arranged financing for the remaining construction payments relating to the construction of our two seventh generation drillships scheduled for delivery during 2015. We plan to finance these remaining payments, which are due upon delivery of the drillships, with new debt or equity financing, which we have not yet secured in full.   We cannot be certain that we will be able to obtain the additional financing we need to complete the acquisition of our seventh generation drillships on acceptable terms or at all.

Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital surplus amounted to $466.1 million as of December 31, 2013, as compared to a working capital surplus of $91.5 million as of December 31, 2012.  The increase in working capital surplus as of December 31, 2013, as compared to December 31, 2012, is primarily due to our increased cash balance and the decrease of the debt falling due within a year.

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

Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the drilling market deteriorate, or should we experience poor results in our operations, cash flow from operations may be reduced. As of December 31, 2013, assuming the drilling or financing markets do not deteriorate, we believe that our current cash balances and operating cash flow, together with the proceeds of any debt or equity issuances in the future, will be sufficient to meet our liquidity needs for the next 12 months, including minimum cash requirements under our secured credit facilities, under which $101.1 million is due in 2014 and our newbuilding contracts, under which an aggregate of approximately $417.6 million is due in 2014. Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.

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

As of December 31, 2013, we were in compliance with all covenants related to our debt agreements.

If our indebtedness is accelerated pursuant to the cross-default or cross-acceleration provisions contained therein, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our drilling units if any of our lenders or the trustee and collateral agent under the indenture governing our Senior Secured Notes move to foreclose their liens on the collateral securing the agreements. We expect that cash on hand and cash generated from operations would be sufficient to repay our facilities that have cross-default provisions, which amounted to approximately $3.6 billion in the aggregate, excluding our 9.5% senior unsecured notes, as of December 31, 2013. However, in the event we do not have sufficient cash on hand and cash generated from operations to repay our indebtedness that has cross-default provisions, if that debt were to be accelerated by our lenders or the trustee or noteholder collateral agent, we would have to seek to access the capital markets to fund the mandatory payments and we cannot guarantee that such financing will be available on attractive terms or at all.

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

$1.35 billion Senior Secured Credit Facility

On February 28, 2013, Drillships Ocean Ventures Inc., our wholly-owned subsidiary, entered into a secured term loan facilities agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, in the amount of $1.35 billion to partially finance the construction costs of the Ocean Rig Mylos and the Ocean Rig Skyros, which were delivered during 2014, and the Ocean Rig Athena scheduled for delivery in March 2014.  The facilities agreement is comprised of three secured credit facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by the commercial lenders, or the Commercial Facilities, three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by Eksportkreditt Norge AS, or the Eksportkreditt GIEK Facilities, and three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by the Export-Import Bank of Korea, or the Kexim Facilities.  All term loan facilities bear interest at LIBOR plus a margin and are repayable in quarterly installments, beginning three months after the delivery of the first drillship. The Commercial Facilities mature five years after the first repayment date while the Eksportkreditt GIEK Facilities and Kexim Facilities mature five or eleven years after the first repayment date at the lenders option.

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

On August 30, 2013, the Company signed a supplemental agreement to amend certain provisions in its $1,350,000 secured term loan facility dated February 28, 2013. Under the terms of the agreement, the existing dividend restriction of up to 50% of preceding fiscal year net income amended to apply on a cumulative basis from July 1, 2013 onwards (50% of cumulative net income) and include a carve-out to pay additional dividends up to the higher of (i) $150,000 and (ii) 5% of Company's net tangible assets. Furthermore, the minimum interest coverage ratio requirement will be 2.0 times until June 30, 2015 and the maximum leverage ratio will be 6.5 times until June 30, 2014, 6.0 times until December 31, 2014 and 5.5 times until June 30, 2015.

As of December 31, 2013, we had entered into three interest rate swap agreements to partly fix the interest rate payable on the principal amounts outstanding under the $1.35 billion secured term loan facility. See "—Swap Agreements" for a description of the interest rate swap agreements.

As of December 31, 2013, the outstanding balance under this loan was $890.0 million.

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

$1,9 billion Term Loan B Facilities, dated July 12, 2013

On July 12, 2013,  we, through our wholly-owned subsidiaries, Drillships Financing Holding Inc. ("DFHI") and Drillships Projects Inc., entered into a $1.8 billion senior secured term loan facility, comprised of tranche B-1 term loans in an aggregate principal amount equal to $975.0 million ("Tranche B-1 Term Loans") and tranche B-2 term loans in an aggregate principal amount equal to $825.0 million ("Tranche B-2 Term Loans" and, together with the Tranche B-1 Term Loans, the "Term Loans"), with respective maturity dates in the first quarter of 2021, subject to adjustment to the third quarter of 2020 in certain circumstances and the third quarter of 2016. The Term Loans are initially guaranteed by Ocean Rig and certain existing and future subsidiaries of DFHI and are secured by certain assets of, and by a pledge of the stock of, DFHI and the subsidiary guarantors. The net proceeds of the Term Loans were used by Ocean Rig to repay in full amounts outstanding under Ocean Rig's $800.0 million secured term loan agreement and the two $495.0 million senior secured credit facilities, amounting to $1,519.2 million in aggregate .The unamortized balance of deferred finance fees associated with the repaid loans, amounting to approximately $23.3 million was written off upon the extinguishment of the related debt in July 2013. In addition, restricted cash of $131.6 million associated with the respective loans has been released upon the repayment. On July 26, 2013, we through our wholly-owned subsidiaries DFHI and Drillships Projects Inc entered into an incremental amendment to the $1.8 billion senior term loan for additional tranche B-1 term loans in a principal amount of $100.0 million.

As of December 31, 2013, we had outstanding borrowings amounting to $1,895.3 million under this facility.

On February 7, 2014, we refinanced our existing short-term Tranche B-2 Term Loans with a fungible add-on to its existing long-term Tranche B-1 Term Loans.  As a result of this refinancing, the total $1.9 billion of Tranche B-1 Term Loans will mature no earlier than the third quarter of 2020.

Repaid Debt Agreements

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

Moreover, pursuant to the terms of the $800.0 million senior secured term loan agreement, if any person or group (other than George Economou and DryShips) acquires beneficial ownership of more than 50% of our equity, or, if George Economou and DryShips fails to hold a 15% aggregate ordinary voting power and economic interest in us, then all outstanding amounts under the $800.0 million senior secured term loan agreement are required to be prepaid within 60 days.

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

Cash Flows

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Our cash and cash equivalents increased to $288.1 million as of December 31, 2013, compared to $ 317.4 million as of December 31, 2012, primarily due to cash provided by financing and operating activities partly offset by cash used in investing activities. Our working capital surplus was $466.1 million as of December 31, 2013, compared to a $ 91.5 million working capital surplus as of December 31, 2012.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $333.0 million for the year ended December 31, 2013. In determining net cash provided by operating activities for the year ended December 31, 2013, net income was adjusted for the effects of certain non-cash items, including $235.5 million of depreciation and amortization and $38.8 million of amortization of deferred financing costs. Moreover, for the year ended December 31, 2013, net income was also adjusted for the effects of non-cash items, such as the gain in the change in fair value of derivatives of $44.4 million. Net cash provided by operating activities was $278.3 million for the year ended December 31, 2012.

Net Cash Used in Investing Activities

Net cash used in investing activities was $1,144.2 million for the year ended December 31, 2013, compared to $ 320.5 million for the year ended December 31, 2012. We made expenditures related to drillships under construction, drilling rigs, drillships, machinery, equipment and other improvements of approximately $1,283.4 million for the year ended December 31, 2013, compared to $ 310.1 million for shipyard payments and project capital expenditures for the year ended December 31, 2012. The  decrease in restricted cash was $139.1 million during the year ended December 31, 2013, compared to an increase of $10.6 million in the corresponding period of 2012.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $1,099.3 million for the year ended December 31, 2013, consisting of repayments of credit facilities amounting to $1,622.2 million and payments of financing fees amounting to $84.3 million that were partly offset by a refund of financing fees amounting to $5.9 million and proceeds from long term debt amounting to $2,800.0 million. This compares to net cash provided by financing activities of $800.0 million in gross proceeds from the issuance of our 6.50% senior secured notes due 2017 in September 2012, which was largely offset by repayments of credit facilities amounting to an aggregate of $671.7 million

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Our cash and cash equivalents increased to $317.4 million as of December 31, 2012, compared to $250.9 million as of December 31, 2011, primarily due to cash provided by financing and operating activities partly offset by cash used in investing activities. Our working capital surplus was $91.5 million as of December 31, 2012, compared to a $68.9 million working capital surplus as of December 31, 2011.

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

 Swap Agreements

As of December 31, 2013, we had 9 interest rate swap and cap and floor agreements outstanding, with a notional amount of $2.1 billion, maturing from September 2014 through November 2017. These agreements were entered into in order to economically hedge our exposure to interest rate fluctuations with respect to our borrowings. As of December 31, 2013, the aggregate fair value the above agreements was a net liability of $32.3 million. This fair value equates to the amount that would be paid by us if the agreements were cancelled at the reporting date, taking into account current interest rates and our creditworthiness.

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

As of December 31, 2012, a security deposit of $8,000 was provided as security by the Company. This amount was released upon the delivery of Ocean Rig Mylos and Ocean Rig Skyros on August 19, 2013 and December 20, 2013, respectively.

See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Currency Forward Sale Exchange Contracts

As of December 31, 2013, 2012 and December 31, 2011, we had no outstanding currency forward sale exchange contracts. The change in fair value of forward contracts during the year ended December 31, 2011 amounted to a loss of $1.5 million and is included as Other, net in our consolidated statement of operations. See Note 10 to our consolidated financial statements included elsewhere in this annual report.

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

The following is additional information about the Issuer and Issuer Subsidiary Guarantors, all of which are wholly owned subsidiaries of the Issuer, as of December 31, 2013.

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

	Year Ended December 31
(U.S. Dollars in thousands)	2012	2013
Total revenue	313,479	407,633
EBITDA(1)	34,160	229,419
Total assets	1,271,829	1,366,349
Total debt, net of financing fees	(781,001)	(784,485)
Shareholders' equity	(337,086)	(458,298)
Total cash and cash equivalents	62,429	87,007
Capital expenditures (2)	(27,908)	(77,265)

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

(2)
Capital expenditures represent fixed assets improvements excluding items expensed for the Leiv Eiriksson and the Eirik Raude class surveys incurred during the fiscal years ended December 31, 2013 and 2012, amounting to $65.5 million and $nil, respectively.

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

	Year Ended December 31
(U.S. Dollars in thousands)	2012	2013
EBITDA reconciliation
Net income	(75,875)	109,013
Interest and finance costs	36,588	56,673
Interest income	(6,137)	(12,556)
Depreciation	73,322	72,110
Income taxes	6,262	4,179

EBITDA	34,160	229,419

Additional Unaudited Financial Information

The below information was prepared by us for use in connection with certain reporting requirements set forth under the indenture governing the Senior Secured Notes.

For the fiscal year ended December 31, 2013, EBITDA of Ocean Rig UDW Inc. and its consolidated subsidiaries, or the Group, attributable to the Issuer, the Issuer Subsidiary Guarantors and the subsidiaries of Ocean Rig UDW Inc. that are not guarantors of the Senior Secured Notes, or the Non-guarantors, was $-5.9million (or -1.1%), $235.4million (or 42.5%) and $324.9 million (or 58.6%), respectively.

As of December 31, 2013, the net assets of the Group attributable to the Issuer, the Issuer Subsidiary Guarantors and the Non-guarantors were $ -742.0 million (or -24.9%,) $ 1,200.3 million (or 40.3%) and $2,521.5 million (or 84.6%), respectively.

For the fiscal year ended December 31, 2013, EBITDA of the Group attributable to our Issuer Subsidiary Guarantors, Ocean Rig 1 Inc., the owner of the Leiv Eiriksson, and Ocean Rig 2 Inc., the owner of the Eirik Raude, accounted for $80.1 million (or 14.4%) and $155.4 million (or 28.0%), respectively; and the net assets of the Group attributable to them as of that date were $611.6 million (or 20.5%) and $582.5 million (or 19.5%), respectively.

	For the Year Ended December 31, 2013
(U.S. Dollars in thousands)	Issuer	Issuer Subs Guarantor	Non-guarantors	Ocean Rig 1 Inc./ Eirik Raude	Ocean Rig 2 Inc./ Leiv Eiriksson
EBITDA reconciliation
Net income	(55,867)	164,880	(45,690)	122,870	43,575
Depreciation	109	72,001	163,363	32,692	37,866
Interest and finance costs	56,453	220	163,891	95	124
Interest income	(6,633)	(5,923)	2,961	(3,408)	(2,516)
Income Taxes		4,179	40,412	3,133	1,046

EBITDA(1)	(5,938)	235,357	324,937	155,382	80,095

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

C.             Research and Development, Patents and Licenses, etc.

Not applicable.

D.             Trend Information

In recent years, the international drilling market has seen an increasing trend towards deep and ultra-deepwater oil and gas exploration. As shallow water resources mature, deep and ultra-deepwater regions are expected to play an increasing role in offshore oil and gas exploration and production. According to industry sources, the industry-wide global ultra-deepwater market has seen rapid development over the last six years, with dayrates increasing from approximately $180,000 in 2004 to above $600,000 in 2008 and as of January 2014, the market level is approximately $600,000. The ultra-deepwater market rig utilization rate has been stable, above 80% since 2000 and above 97% since 2006. The operating units capable of drilling in ultra-deepwater depths of greater than 7,500 feet consist mainly of fifth, sixth and seventh generation units, and also include certain older upgraded units. The in-service fleet as of January 2014 totaled 129 units, and is expected to grow to 212 units upon the scheduled delivery of the current newbuild orderbook by the end of 2020. Historically, an increase in supply has caused a decline in utilization and dayrates until drilling units are absorbed into the market. Accordingly, dayrates have been very cyclical. We believe that the largest undiscovered offshore reserves are mostly located in ultra-deepwater fields and primarily located in the "golden triangle" between West Africa, Brazil and the Gulf of Mexico, as well as in East Africa, Australia and Southeast Asia. The location of these large offshore reserves has resulted in more than 90% of the floating drilling unit, or floater, orderbook being represented by ultra-deepwater units. Furthermore, due to increased focus on technically challenging operations and the inherent risk of developing offshore fields in ultra-deepwater, particularly in light of the Deepwater Horizon accident in the Gulf of Mexico, in which we were not involved, oil companies have already begun to show a preference for modern units more capable of drilling in these challenging environments.

E.             Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.             Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2013:

Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(U.S. Dollars in thousands)

Drillships under construction (1)	1,227,709	417,609	810,100	-	-
Loan payments (2)	4,085,250	101,105	1,500,398	1,465,184	1,018,563
Interest payments (3)	970,731	257,000	513,464	200,267	-

Total	6,283,690	775,714	2,823,962	1,665,451	1,018,563

____________________________

(1)	The figure includes contracted purchase obligations only.

(2)           Includes $500 million in aggregate principal amount of 9.5% senior unsecured notes and $800 million in aggregate principal amount of 6.5% senior secured notes.

(3)	Based on assumed interest rates ranging from 5.48% to 9.5%.

Recent Accounting Pronouncements:

There are no recent accounting pronouncements issued in 2013, whose adoption would have a material impact on the Company's consolidated financial statements in the current year or that are expected to have a material impact on the Company's consolidated financial statements in future years.

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

Directors and executive officers of Ocean Rig UDW Inc.(1)
Name	Age	Position
George Economou	61	Chairman of the Board, President, Chief Executive Officer and Class A Director
Michael Gregos (2)	42	Class B Director
Trygve Arnesen(1)	56	Class C Director
Kyros Melas(1)	49	Class C Director
Savvas D. Georghiades	64	Class C Director
Prokopios (Akis) Tsirigakis	59	Class B Director
Anthony Kandylidis	37	Executive Vice President
Gilles Bocabarteille	46	Senior Vice President of Technical and Engineering
John Liveris(2)	62	Class B Director
Solon Drakoulis	60	Vice President of Accounting

(1)                      On August 7, 2013, director Trygve Arnesen resigned for personal reasons. In his place, Mr. Kyros Melas was appointed to our board of directors.

(2)                      On February 14, 2014, director Michael Gregos resigned for personal reasons. In his place, Professor John Liveris was appointed to our board of directors

The business address of each of our directors and executive officers is 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus.

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

Trygve Arnesen was appointed to our board of directors in December 2010 and serviced until his resignation on August 7, 2013. Mr. Arnesen is a director for Aftermarket Eastern Region with FMC Technologies, a position he has held since August 2010. Mr. Arnesen holds an M.Sc. in petroleum engineering and applied geophysics from the Norwegian University of Science and Technology from 1980. He has worked in the drilling and oil service industry since 1982, and has held a broad range of positions with various companies including Wilhelmsen (1982-1984), Morco&Ross (1984-1985), Norcem / Aker Drilling (1985-1989), Saga (1989), Transocean / Procon / Prosafe (1990-1992 and 1994-2005), Shell (1992-1994), and Odfjell (2005-2006). From 2006 to 2008, Mr. Arnesen was the Chief Executive Officer of Ocean Rig ASA, our predecessor, and he worked as Chief Executive Officer for Norwind from 2008 until 2010.

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

Kyros Melas serves as a Board member of, and is the Business Development Director and Founding Partner, of EDT Oil & Gas Ltd., a Cyprus-based oil and gas services company specializing in the supply of high specification offshore support vessels to oil and gas industry worldwide. He is a graduate of the University of Zurich and holds an M.Sc. in Shipping, Trade and Finance from City University.

John Liveris has serve as a director of the Company since February 2014 and s an international consultant in the energy and technology industries. During the years 2007 to 2011, Professor Liveris served as Chairman of the Board of OceanFreight Inc., which was a shipping company listed on the NASDAQ. Prior to his current activities and until 1999, Professor Liveris was the Group Senior Advisor at Intracom, the leading Greek telecommunications and electronics manufacturer. Professor Liveris studied mechanical engineering at Tufts University in Boston, Mass. and did his graduate and doctoral studies in engineering management at the George Washington University in Washington, DC. There he taught from 1979 to 1996, attaining Professorial rank.

Solon Drakoulis has served as our Vice President of Accounting since January 2013.  Prior to joining the Company, Mr. Dracoulis was the Chief Financial Officer of OceanFreight Inc. (a former Nasdaq listed company acquired by DryShips Inc. in 2011) from 2010 to 2011 and before that he was the Chief Accounting Officer of OceanFreight from April 2007 until his promotion to CFO effective January 2010.  From 2006 to 2007, Mr. Dracoulis served as a consultant to Navios Maritime Holdings Inc. (NYSE: NM), where he was responsible for financial reporting and SEC reporting compliance.  Prior to that period, Mr. Dracoulis held the position of Chief Financial Officer of Stelmar Shipping, Inc. following the acquisition of the company by Overseas Shipholding Group in early 2005. From 2001 to 2005, Mr. Dracoulis served as a Financial Controller Budget and Reporting Officer of Stelmar. From 1980 to 2001,  Mr. Dracoulis worked for Arthur Andersen & CO., KPMG and PricewaterhouseCoopers, where he commenced his career as an auditor – analyst and later became a Principal in the shipping audit division. Mr. Dracoulis has a degree in Accounting and Business Administration from the Business Administration and Commercial Studies branch of the University of Athens and is a member of the Association of Certified Accountants and Auditors of Greece. He is also a graduate of the Merchant Marine Academy at Aspropyrgos and has spent five years of service at sea as a Radio Officer.

B.             Compensation

The aggregate compensation paid by us to the members of our senior management was $10.5 million for the year ended December 31, 2013.  The aggregate compensation paid by us to the members of our senior management was $4.06 million for the year ended December 31, 2012, consisting of $4.02 milion in salary and bonus and $0.04 million in pension contribution and other benefits.  For the year ended December 31, 2011, these amounts were $2.7 million, $2.6 million and $0.1 million respectively.  Our non-employee directors are each entitled to receive annual directors' fees of $20,000, such amount to be pro-rated for any portion of a full calendar year that a non-employee director is a member of our board of directors, plus reimbursement for actual expenses incurred while acting in their capacity as director. In addition, the chairmen of the committees of our board of directors receive annual fees of $10,000, such amount to be pro-rated for any portion of the full calendar year that the director is chairman of the committee, plus reimbursement for actual expenses incurred while acting in their capacity as chairman. We do not maintain a medical, dental, or retirement plan for our directors. Members of our senior management who also serve as directors do not receive additional compensation for their services as directors.

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

Our board of directors has determined three of our directors to be independent under Rule 10A-3 of the Exchange Act and the rules of the NASDAQ Stock Market: Messrs. Liveris, Melas and Tsirigakis. Under the NASDAQ corporate governance rules, a director is not considered independent unless our board of directors affirmatively determines that the director has no direct or indirect material relationship with us or our affiliates that could reasonably be expected to interfere with the exercise of such director's independent judgment. In making this determination, our board of directors broadly considers all facts and circumstances it deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.

We have established an audit committee, a compensation committee and a nominating and corporate governance committee, in each case comprised of independent directors.

Our audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal accounting controls. Messrs. Liveris, Melas and Tsirigakis serve as members of the audit committee. Mr. Tsirigakis serves as Chairman of the audit committee. The board of directors has determined that Mr. Tsirigakis qualifies as an "audit committee financial expert" as defined in Item 407 of Regulation S-K promulgated by the SEC and Form 20-F.

Our compensation committee is responsible for establishing directors and executive officers' compensation and benefits and reviewing and making recommendations to the board of directors regarding our compensation policies. Messrs. Liveris, Melas and Tsirigakis serve as members of the compensation committee. Mr. Liveris serves as Chairman of the compensation committee.

Our nominating and corporate governance committee is responsible for recommending to the board of directors nominees for director and directors for appointment to committees of the board of directors and advising the board of directors with regard to corporate governance practices. Shareholders may also nominate directors in accordance with procedures set forth in our second amended and restated bylaws. Messrs. Liveris, Melas and Tsirigakis serve as members of the nominating and corporate governance committee. Mr. Melas serves as Chairman of the nominating and corporate governance committee.

D.             Employees

As of December 31, 2013, Ocean Rig UDW Inc, through its wholly-owned subsidiary Ocean Rig Management Inc., employed 145 individuals. As of December 31, 2013, the total number of employees employed by wholly-owned management subsidiaries was approximately 1,742, of which approximately 265 were full-time crew engaged through third party crewing agencies, respectively. Of the total number of employees as of December 31, 2013, approximately 161 were assigned to the Eirik Raude, approximately 218 were assigned to the Leiv Eiriksson, approximately 191 were assigned to the Ocean Rig Corcovado, and approximately 212 were assigned to the Ocean Rig Olympia, respectively. In addition, of the total number of employees as of December 31, 2013, approximately 200 were assigned to the Ocean Rig Poseidon and approximately 185 were assigned to the Ocean Rig Mykonos, respectively. Furthermore, of the total number of employees as of December 31, 2013, approximately 86 were assigned to the Ocean Rig Mylos, approximately 104 were assigned to the Ocean Rig Skyros, and approximately 93 were assigned to the Ocean Rig Athena respectively. As of December 31, 2013, the newbuild drillship project team, located in South Korea and Norway, employed 47, while the management and staff positions at the Stavanger office consisted of 47. As of December 31, 2013, there were also 90 employees based at our Aberdeen, Rio de Janeiro, Angola and Jersey offices and 19 employees based in other locations.

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

The increase of employees from December 31, 2011 to December 31, 2012 and 2013 is primarily due to the general growth of our business.

We did not experience any material work stoppages due to labor disagreements during 2013, 2012 or 2011.

Employment Agreements

Effective January 1, 2013, we entered through our wholly owned subsidiary, Eastern Med Consultants Inc., into a consultancy agreement with Azara Services S.A. ("Azara"), a Marshall Islands entity beneficially owned by our Chief Executive Officer, Mr. George Economou, for the  provision of the services of our Chief Executive Officer.  The annual remuneration to be awarded to Azara under the consultancy agreement is $2,500 in cash. For the year ended December 31, 2013, the Company incurred costs of $5.0 million related to this agreement, including a sign on bonus of $2,500. In addition, on August 20, 2013, the Company's Compensation Committee approved a sign-on bonus of 150,000 shares of the Company's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer of the Company. The shares vest over a period of two years  with 50,000 shares vesting on the grant date, 50,000 shares vesting on August 20, 2014 and 50,000 vesting on August 20, 2015 respectively.

Effective June 1, 2012, we entered through our wholly owned subsidiary, Eastern Med Consultants Inc., into a consultancy agreement with Basset Holdings Inc., or Basset, a Marshall Islands entity beneficially owned by our Executive Vice President, Mr. Anthony Kandylidis, for the provision of the services of our Executive Vice President. The agreement has an initial term of five years and may be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, we are obligated to pay an annual remuneration to Basset of Euro 0.9 million ($1.2 million based on the Euro/U.S. Dollar exchange rate as of December 31, 2012), plus a sign on bonus. Basset is also entitled to cash or equity-based bonuses to be awarded at our sole discretion. We may terminate the agreement for cause, as defined in the agreement, in which case Basset will not be entitled to further payments of any kind. Upon termination of the agreement by us without cause, or in the event the agreement is terminated within three months of a change of control, as defined in the agreement, we will be obligated to pay a lump sum amount. Basset may terminate the agreement without cause upon three months written notice. For the year ended December 31, 2013, the Company incurred costs of $4.2 million, including a cash bonus $3.0 million related to this agreement.

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

Awards

On February 14, 2012, our Compensation Committee approved the grant of 112,950 shares of non-vested common stock to officers and key employees of the Company's subsidiary, Ocean Rig AS, as a bonus for their services rendered during 2011. The shares vest over a period of three years, one third on each of December 31, 2012, 2013 and 2014.

On March 21, 2012, the Company's Board of Directors approved the 2012 Equity Incentive Plan (the "Plan") and reserved a total of 2,000,000 common shares. Under the Plan, officers, key employees, and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

On May 15, 2012, our Compensation Committee approved the grant of: a) 4,500 shares of non-vested common stock to an officer as an additional bonus for his services rendered during 2011 and b) 28,200 shares to new recruited employees as a sign-up stock bonus. The shares vest over a period of three years, one third on each December 31, 2012, 2013 and 2014.

On December 5, 2012, 7,500 shares awarded to an officer of the Company. The fair value of the shares on the grant date was $15.75 and the shares will vest in March 2013.

On May 16, 2013, our Compensation Committee approved the grant of 192,400 shares of non-vested common stock to the Company's employees. The shares vest over a period of three years.

On August 20, 2013, our Compensation Committee approved the grant of 150,000 shares of the Company's common stock to Azara, pursuant to a consultancy agreement with Azara effective January 1, 2013, relating to the services of Mr. George Economou as Chief Executive Officer of the Company. The shares vest over a period of two years, with 50,000 shares vesting on the grant date.

As of December 31, 2013 162,633, shares have vested, while 93,050 shares were forfeited due to employees' resignations.

Item 7.                   Major Shareholders and Related Party Transactions

A.             Major Shareholders

The following table sets forth the beneficial ownership of our common shares, as of February 14, 2014, held by:

●	each person or entity that we know beneficially owns 5% or more of our common stock;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of  February 14 , 2014, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class(2)
Executive Officers and Directors:
George Economou(3)	5,543,289	4.2%
John Liveris	-	*
Savvas D. Georghiades	-	*
Prokopios (Akis) Tsirigakis	-	*
Anthony Kandylidis(4)	1,684,512	1.3%
Gilles Bocabarteille	-	*
Executive Officers and Directors as a Group	7,238,977	5.5%
5% Beneficial Owners:
DryShips Inc.(5)	78,301,755	59.4%

*Less than 1.0% of our total outstanding common shares.

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus.

(2)           Based on 131,875,128 shares outstanding as of February14, 2014.

(3)
George Economou, our Chairman, President and Chief Executive Officer, may be deemed to beneficially own 5,061,430 of these shares through Sphinx Investment Corp., a Marshall Islands corporation controlled by Mr. Economou. Mr. Economou may be deemed to beneficially own 150,000 of these shares through Azara Services S.A., a Marshall Islands corporation controlled by Mr. Economou.  Mr. Economou may be deemed to beneficially own 79,525 of these shares through Elios Investments Inc., a wholly owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, or the Foundation, the beneficiaries of which are Mr. Economou and members of Mr. Economou's family. Mr. Economou may be deemed to beneficially own 145,128 of these shares through Entrepreneurial Spirit Holdings Inc., a Liberian corporation that is wholly owned by the Foundation. Mr. Economou may be deemed to beneficially own 105,357 of these shares through Fabiana Services S.A., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to own 1,849 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person.

(4)
Anthony Kandylidis, our Executive Vice President, may be deemed to beneficially own all of these shares through Steel Wheel Investments Limited, a Marshall Islands corporation controlled by Mr. Kandylidis.

(5)
DryShips is our parent company and a reporting company under the Exchange Act. George Economou, our Chairman, President and Chief Executive Officer, is also the Chairman, President and Chief Executive Officer of DryShips. Information with respect to DryShips and Mr. Economou and their relations to us is discussed under "B.—Related Party Transactions." The business address of DryShips Inc. is 74-76 V. Ipeirou Street, GR 15125 Amaroussion, Greece.In March 2013, DryShips pledged 1,602,500 of these shares as additional collateral under certain of its credit facilities.

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

As of February 14, 2014, we had 57 shareholders of record, 39 of which were located in the United States and held an aggregate of 59,039,245 of our common shares, representing 44.8% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 52,989,798 shares of our common stock as of February 14, 2014. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners.

We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.           Related Party Transactions

All related party transactions are subject to the review and approval of the independent members of our board of directors.

Related Party Agreements

Legal Services

Mr. Savvas D. Georghiades, a member of our board of directors, provides legal services to us and to our predecessor, Primelead Limited, through his law firm, Savvas D. Georghiades, Law Office.  For the years ended December 31, 2013, 2012 and  2011, we paid fees amounting to Euro 47,390 ($61 based on the Euro/U.S. Dollar exchange rate at December 31, 2011), Euro 41,623 ($55 based on the Euro/U.S. Dollar exchange rate at December 31, 2012) and Euro 13.193 ($18 based on the Euro/U.S. Dollar exchange rate at December 31, 2013) respectively for the legal services provided by Mr. Georghiades.

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

Effective January 1, 2013, the Global Services Agreement was terminated by mutual agreement of the parties.  Also effective January 1, 2013, Ocean Rig Management Inc., or Ocean Rig Management, our wholly-owned subsidiary, entered into a new services agreement, or the Ocean Rig Services Agreement, with Cardiff Drilling, a company controlled by our Chairman, President and Chief Executive Officer, on the same terms and conditions as the Global Services Agreement, except that under the Ocean Rig Services Agreement, Ocean Rig Management is obligated to pay directly the fees of 1.0% in consideration of employment arrangements under the agreement and $0.75% in consideration of purchase and sale activities under the agreement, whereas under the Global Services Agreement, those fees were paid by DryShips. For the years ended December 31, 2013 total charges from Cardiff under the Ocean Rig Services Agreement amounted to $17.7 million

Consultancy Agreement

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

Employment Agreements

See "Item 6. Directors, Senior Management and Employees—D. Employees—Employment Agreements."

Registration Rights Agreement

On March 20, 2012, we entered into a registration rights agreement with DryShips, pursuant to which DryShips has the right, subject to certain restrictions, to require us to register under the Securities Act a total of 97,301,755 of our common shares that it owned as of the date of the agreement. On April 17, 2012, DryShips completed the sale of 11,500,000 of our common shares that were covered by the registration rights agreement. On February 14, 2013, DryShips Inc. completed the sale of an aggregate of 7,500,000 common shares of Ocean Rig UDW owned by DryShips Inc. in a public offering.

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

Other Legal Proceedings

On May 10, 2013, our wholly owned subsidiary Drillship Hydra Owners Inc., being the owning company of drilling unit Ocean Rig Corcovado, filed a claim against Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc with the High Court in London in connection with the loss of daily earnings and cost of repair for the blowout preventer of the Ocean Rig Corcovado in June and July 2011. In July 2013, the Company reached an out of court commercial agreement with Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc to receive a compensation amounting to $5.0 million and a Settlement Agreement and Release dated September 12, 2013 was entered into and the relevant claim filed in the High Court in London, U.K. was dropped. In this respect, the Company having previously recognized a receivable of $11.0 million, recorded a charge of $6.0 million during the year ended December 31, 2013.

Our wholly owned subsidiary Ocean Rig Norway Operations Inc. ("OCR") was notified by a letter dated 13 November 2013 that arbitration proceedings were commenced against it by Westcon Yard AS of Norway ("Westcon"), in connection to an alleged outstanding unpaid amount of NOK 77,383,803.58($12.6 million based on the exchange rate on December 31, 2013) plus interest and costs related to upgrades performed in the drilling unit Leiv Eiriksson in late 2012 and early 2013. OCR is disputing a large part of the above amount.

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

For the Year Ended	Low (NASDAQ)	High (NASDAQ)		Low(1) (OTC)	High(1) (OTC)
December 31, 2010	-		-	99.00(2)	103.00(2)
December 31, 2011	$11.96(3)	$16.00(3)		72.00	125.00
December 31, 2012	11.75	18.17		73.00	102.00
December 31, 2013	13.76	20.83		89.03	124.00
For the Quarter Ended
March 31, 2012	11.75	17.86		73.00	97.00
June 30, 2012	13.04	18.17		78.00	102.00
September 30, 2012	13.59	18.16		88.00	101.00
December 31, 2012	14.69	16.51		82.00	94.00
March 31, 2013	14.15	17.71		82.00	82.00
June 30, 2013	15.14	18.73		89.03	100.00
September 30, 2013	17.53	20.83		100.50	112.00
December 31, 2013	16.96	18.85		105.00	124.00

For the Month Ended
August 2013	17.00	18.60	106.00	112.00
September 2013	18.02	18.85	105.00	110.00
October 2013	17.53	18.95	105.00	105.00
November 2013	17.71	20.83	112.00	120.00
December 2013	18.65	20.60	120.00	123.00
January 2013	17.02	19.36	124.00	124.00
February 1 to February 14 2014	$16.51	$16.93	124.00	124.00

____________________

(1)	As reported in Norwegian Kroner. As of February 14, 2014, the U.S. Dollar/Norwegian Kroner exchange rate was $1.00/NOK 6.07

(2)	For the period from December 15, 2010, the date on which our common shares began trading on Norwegian OTC Market, until the end of the period.

(3)	For the period from October 6, 2011, the date on which our common shares began "regular way" trading on the NASDAQ Global Select Market, until the end of the period.

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

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the common share is readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market, on which our common shares are listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder.  Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

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

●
at least 75% of the corporation's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

●	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election" or makes a "mark-to market" election with respect to our stock.  In addition, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2013, a U.S. Holder would be required to file an annual report with the Internal Revenue Service for that year with respect to such holder's common shares.

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

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make a QEF election (or a mark-to-market election, if such election is available) for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125 % of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of the common shares. Under these special rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common shares;

●	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

●
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

●
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder will be subject to information reporting requirements. Such payments will also be subject to "backup withholding" if paid to a non-corporate U.S. Holder who:

●	fails to provide an accurate taxpayer identification number;

●	is notified by the Internal Revenue Service that he has failed to report all interest or dividends required to be shown on his federal income tax returns; or

●	in certain circumstances, fails to comply with applicable certification requirements.

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

We do not benefit from income tax positions that we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in the United States, Canada, the U.K., Brazil, Turkey, Angola, Cyprus, Ghana, Netherlands, Ivory Coast, Tanzania, Falkland Islands, Greenland, Equatorial Guinea or Norway, our effective tax rate on our world-wide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

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

As of December 31, 2013 we had a total of 9 interest rate swap, cap and floor agreements, maturing from September 2014 through November 2017. As of December 31, 2012, we had a total of 12 interest rate swap, cap and floor agreements, maturing from September 2013 through November 2017. These agreements are entered into in order to hedge our exposure to interest rate fluctuations with respect to our borrowings. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Swap Agreements."

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1%, with all other variables held constant, would have increased our net loss and decreased our cash flows for the year ended December 31, 2013 by approximately $40.9 million, based on our total outstanding debt level at December 31, 2013. A 1% increase in LIBOR, with all other variables held constant, would have increased our interest expense for the year ended December 31, 2013 from $220.6 million to $261.5 million.

Foreign Currency Exchange Risk

We generate a substantial portion of our revenues in U.S. dollars; however, a portion of our revenue under our drilling contracts with Petrobras Brazil for the Ocean Rig Corcovado and the Ocean Rig Mykonos is, and a portion of our revenue under our drilling contract with Repsol for our seventh generation drillship scheduled to be delivered in July 2013 will be, receivable in Brazilian Real.  In addition, for the year ended December 31, 2012, we incurred approximately 61% of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2012, the net effect of a 10% adverse movement in U.S. dollar/ currencies other than the U.S. dollar exchange rates would have resulted in an increase of $39.2 million in our loss before taxes for the year ended December 31, 2012.

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

Item 15.                 Controls and Procedures

(a)           Disclosure Controls and Procedures

The Company's Management, including the Chief Executive Officer and the Vice President of Accounting has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2013. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and our Vice President of Accounting, to allow for timely decisions regarding required disclosures.

Based on this evaluation, the Company's Chief Executive Officer and the Vice President of Accounting concluded that, as of December 31, 2013, the Company's disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

(b)           Management's Annual Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of our Chief Executive Officer and the Vice President of Accounting and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and the Vice President of Accounting, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO (1992 framework), as of December 31, 2013.

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

Management has assessed the effectiveness of the Company's internal control over financial reporting at December 31, 2013, based on the framework established in "Internal Control — Integrated Framework" issued by the COSO (1992 Framework). Based on the aforementioned assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2013.

The independent registered public accounting firm, Ernst Young (Hellas) Certified Auditors Accountants S.A., that audited the consolidated financial statements of the Company for the year ended December 31, 2013, included in this annual report, has issued an attestation report on the Company's internal control over financial reporting.

(c)           Attestation Report of the Registered Public Accounting Firm

The report of Ernst Young (Hellas) Certified Auditors Accountants S.A. included in "Item 18. Financial Statements" of this annual report is incorporated herein by reference.

(d)           Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal control over financial reporting that have occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B.              Code of Ethics

We have adopted a code of ethics that applies to our directors, officers, employees and agents. We will provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Corporate Secretary, Ocean Rig UDW Inc., 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus. No substantive amendments were made to our code of ethics during the fiscal year ended December 31, 2013, and no waivers of our code of ethics were granted to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions during the fiscal year ended December 31, 2012.

Item 16C.              Principal Accountant Fees and Services

Our independent auditors have billed us for audit, audit-related and non-audit services for the years ended December 31, 2013 and 2012. The fees billed are set forth as follows:

	2012	2013
	(U.S. Dollars in thousands)

Audit and audit-related fees	$1,083	$1,130
Tax fees	69	133

Total fees	$1,152	$1,263

There were no audit-related or other fees billed in 2013 or 2012. Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements. Taxation fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

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

As of December 31, 2013, we had not purchased any common shares under the program described above.

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

Item 16H.              Mine Safety Disclosure

Not applicable.

PART III

Item 17.                  Financial Statements

See "Item 18. Financial Statements."

Item 18.                  Financial Statements

The financial statements beginning on page F-1 together with the respective reports of the Independent Registered Public Accounting firm  therefore, are filed as a part of this annual report.

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

2.4
Indenture, dated as of September 20, 2012, by and among Drill Rigs Holdings Inc., Ocean Rig UDW Inc., and each of the Guarantors party thereto, U.S. Bank National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Noteholder Collateral Agent, Registrar and Paying Agent, relating to 6.50% Senior Secured Notes Due 2017 incorporated by reference to exhibit 2.4 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

2.5
Supplemental Indenture, dated as of January 23, 2013, by and among Drill Rigs Holdings Inc., Ocean Rig UDW Inc., as Guarantor, the other Guarantors, and U.S. Bank National Association, as Trustee, amending and supplementing the Indenture, dated as of September 20, 2012, by and among Drill Rigs Holdings Inc., Ocean Rig UDW Inc., and each of the Guarantors party thereto, U.S. Bank National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Noteholder Collateral Agent, Registrar and Paying Agent, relating to 6.50% Senior Secured Notes Due 2017 incorporated by reference to exhibit 2.5 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

2.6
Second Supplemental Indenture, dated as of January 30, 2013, amending and supplementing the Indenture, dated as of September 20, 2012, as amended by a supplemental indenture, dated as of January 23, 2013, by and among Drill Rigs Holdings Inc., Ocean Rig UDW Inc., and each of the Guarantors party thereto, U.S. Bank National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Noteholder Collateral Agent, Registrar and Paying Agent, relating to 6.50% Senior Secured Notes Due 2017 incorporated by reference to exhibit 2.6 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

2.7
Third Supplemental Indenture, dated as of March 15, 2013, amending and supplementing the Indenture, dated as of September 20, 2012, as amended by a supplemental indenture, dated as of January 23, 2013, and a second supplemental indenture, dated as of January 30, 2013, by and among Drill Rigs Holdings Inc., Ocean Rig UDW Inc., and each of the Guarantors party thereto, U.S. Bank National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Noteholder Collateral Agent, Registrar and Paying Agent, relating to 6.50% Senior Secured Notes Due 2017 incorporated by reference to exhibit 2.7 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

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

4.5
Addendum No. 3 dated April 2, 2012, to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and Samsung Heavy Industries Co., Ltd., as novated by a Novation Agreement, dated December 30, 2010, and as amended incorporated by reference to exhibit 4.5 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.6
Addendum No. 4, dated September 3, 2012, to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and Samsung Heavy Industries Co., Ltd., as novated by a Novation Agreement, dated December 30, 2010, and as amended incorporated by reference to exhibit 4.6 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

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

4.8
Amendment Agreement, dated May 9, 2012, to the Senior Secured Credit Facility Agreement, dated April 15, 2011, by and among Drillships Holdings Inc., as Borrower, the banks and financial institutions named therein, as Mandated Lead Arrangers and Lenders, and Nordea Bank Finland plc, London Branch, as Agent, relating to a credit facility of $800,000,000 incorporated by reference to exhibit 4.8 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.9
Addendum No. 2, dated May 18, 2012, to an Amended and Restated Guarantee, Revolving Credit and Term Loan Facility Agreement, dated November 19, 2009, by and among Ocean Rig ASA, Ocean Rig Norway AS and Drill Rigs Holdings Inc., as borrowers, the guarantors listed therein, as original guarantors, the financial institutions listed therein, as banks, DNB Bank ASA, as guarantee bank, DNB Bank ASA, as mandated lead arranger and bookrunner, HSH Nordbank AG, Nordea Bank Norge ASA and Skandinaviska Enskilda Banken AB (Publ), as mandated lead arrangers, and DNB Bank ASA, as agent, for $1,040,000,000 incorporated by reference to exhibit 4.9 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

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

4.31
Credit Facility Agreement, dated July 18, 2008, by and among Drillship Skopelos Owners Inc., as Owner, Deutsche Bank AG, London Branch, as Bookrunner and Mandated Lead Arranger, various financial institutions, as Lenders, Deutsche Bank AG, London Branch, as Swap Bank, and Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, as amended and supplemented from time to time and most recently amended and restated on May 14, 2012 incorporated by reference to exhibit 4.31 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.32
Credit Facility Agreement, dated July 18, 2008, by and among Drillship Kithira Owners Inc., as Owner, Deutsche Bank AG, London Branch, as Bookrunner and Mandated Lead Arranger, various financial institutions, as Lenders, Deutsche Bank AG, London Branch, as Swap Bank, and Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, as amended and supplemented from time to time and most recently amended and restated on May 14, 2012 incorporated by reference to exhibit 4.32 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.33
Sponsor Guarantee, dated May 14, 2012, between DryShips Inc., as Guarantor, Deutsche Bank Luxembourg S.A., as Facility Agent for itself and on behalf of various financial institutions, as Lenders, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee incorporated by reference to exhibit 4.33 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.34
Sponsor Guarantee, dated May 14, 2012, between DryShips Inc., as Guarantor, Deutsche Bank Luxembourg S.A., as Facility Agent for itself and on behalf of various financial institutions, as Lenders, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee incorporated by reference to exhibit 4.34 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.35
Deed of Release and Amendment, dated May 14, 2012, by and among Drillship Skopelos Owners Inc., as Owner, Ocean Rig Drilling Operations B.V., as Bareboat Charterer, DryShips Inc., as Sponsor, Ocean Rig UDW Inc., Drillships Investment Inc., Skopelos Shareholders Inc., Deutsche Bank AG, London Branch, as Swap Bank, Deutsche Bank Luxembourg S.A., as Facility Agent on behalf of various financial institutions as Lenders, Deutsche Bank AG Filiale Deutschlandgescharft, as Security Trustee, Deutshce Bank AG, London Branch, as Bookrunner and Mandated Lead Arranger, and Deutsche Bank AG, London Branch, as Account Bank incorporated by reference to exhibit 4.35 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.36
Deed of Release and Amendment, dated May 14, 2012, by and among Drillship Kithira Owners Inc., as Owner, Ocean Rig Poseidon Operations Inc., as Bareboat Charterer, DryShips Inc., as Sponsor, Ocean Rig UDW Inc., Drillships Investment Inc., Kithira Shareholders Inc., Deutsche Bank AG, London Branch, as Swap Bank, Deutsche Bank Luxembourg S.A., as Facility Agent on behalf of various financial institutions as Lenders, Deutsche Bank AG Filiale Deutschlandgescharft, as Security Trustee, Deutshce Bank AG, London Branch, as Bookrunner and Mandated Lead Arranger, and Deutsche Bank AG, London Branch, as Account Bank incorporated by reference to exhibit 4.36 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.37
Global Services Agreement, dated December 1, 2010, by and between DryShips Inc. and Cardiff Marine Inc., incorporated by reference to exhibit 10.38 of the Registration Statement on Form F-4 of Ocean Rig UDW Inc.  (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.38
Termination Agreement, effective January 1, 2013, by and between DryShips Inc. and Cardiff Marine Inc., relating to the Global Services Agreement, dated December 1, 2010, by and between DryShips Inc. and Cardiff Marine Inc incorporated by reference to exhibit 4.38 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.39
Services Agreement, effective January 1, 2013, by and between Ocean Rig Management Inc. and Cardiff Drilling Inc incorporated by reference to exhibit 4.39 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.40
Consultancy Agreement, dated September 1, 2010, by and between DryShips Inc. and Vivid Finance Limited, incorporated by reference to exhibit 10.39 of the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.41
Addendum No. 1, effective January 1, 2013, to the Consultancy Agreement, dated September 1, 2010, by and between Ocean Rig UDW Inc. and Vivid Finance Inc incorporated by reference to exhibit 4.41 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.42
Consultancy Agreement, effective January 1, 2013, by and between Ocean Rig Management Inc. and Vivid Finance Limited incorporated by reference to exhibit 4.42 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.43
Registration Rights Agreement, dated as of March 20, 2012, by and between DryShips Inc. and Ocean Rig UDW Inc., incorporated by reference to exhibit 4.4 to the Registration Statement on Form F-1 of Ocean Rig UDW Inc. (Registration No. 333-180241), filed with the SEC on March 20, 2012 incorporated by reference to exhibit 4.43 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.44
Facilities Agreement, dated February 28, 2013, by and among Drillships Ocean Ventures Inc., as Borrower, and Ocean Rig UDW Inc., as Parent and Guarantor, and the companies listed therein, as Guarantors, and the banks and financial institutions named therein, as Mandated Lead Arrangers, with the banks and financial institutions named therein, as Lenders under the Commercial Facilities, Eksportkreditt Norge AS, as Lender under the Eksportkreditt/GEIK Facilities, The Export-Import Bank of Korea, as Lender under the Kexim Facilities, and DNB Bank ASA, as Facility Agent and Security Agent, relating to $1,350,000,000 of Term Loan Facilities incorporated by reference to exhibit 4.44 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.45
Waiver Letter, dated May 27, 2013, relating to the Credit Facility Agreement, dated July 18, 2008, by and among Drillship Kithira Owners Inc., as Owner, Deutsche Bank AG, London Branch, as Bookrunner and Mandated Lead Arranger, various financial institutions, as Lenders, Deutsche Bank AG, London Branch, as Swap Bank, and Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, as amended and supplemented from time to time and most recently amended and restated on May 14, 2012, originally filed as Exhibit 4.32 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013 and filed with the SEC on March 22, 2013.

4.46
Waiver Letter, dated June 25, 2013, relating to a Senior Secured Credit Facility Agreement, dated April 15, 2011, by and among Drillships Holdings Inc., as Borrower, the banks and financial institutions named therein, as Mandated Lead Arrangers and Lenders, and Nordea Bank Finland plc, London Branch, as Agent, relating to a credit facility of $800,000,000, incorporated by reference to exhibit 10.4 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc.  (Registration No. 333-175940), filed with the SEC on August 1, 2011.

4.47
Credit Agreement, dated July 12, 2013, by and among Drillships Finance Holding Inc., as Borrower, Ocean Rig UDW Inc., as Parent, Deutsche Bank AG New York Branch, as Administrative Agent and the companies listed therein, and the banks and financial institutions named therein, as Joint Global Coordinators, Joint Lead Arrangers and Joint Bookrunners and the banks and financial institutions named therein, as Joint Lead Arrangers and Joint Bookrunners, relating to a combined $1.8 billion of Tranche B-1 and Tranche B-2 Term Loans.

4.48
Incremental Amendment, dated July 26, 2013, by and among Drillships Finance Holding Inc., as Borrower, Ocean Rig UDW Inc., as Parent, Deutsche Bank AG New York Branch, as Administrative Agent under the Credit Agreement, dated July 12, 2013 (the "July 12, 2013, Credit Agreement"), and the Incremental Lenders, as defined therein, relating to an increase of $100,000,000 under the July 12, 2013 Credit Agreement;

4.49
Amending and Restating Agreement, dated August 30, 2013, relating to the Facilities Agreement by and among Drillships Ocean Ventures Inc., as Borrower, and Ocean Rig UDW Inc., as Parent and Guarantor, and the companies listed therein, as Guarantors, and the banks and financial institutions named therein, as Mandated Lead Arrangers, with the banks and financial institutions named therein, as Lenders under the Commercial Facilities, Eksportkreditt Norge AS, as Lender under the Eksportkreditt/GEIK Facilities, The Export-Import Bank of Korea, as Lender under the Kexim Facilities, and DNB Bank ASA, as Facility Agent and Security Agent, relating to $1,350,000,000 of Term Loan Facilities dated February 28, 2013 and filed as Exhibit 4.44 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013 and filed with the SEC on March 22, 2013.

4.50	Amendment Number 2 to Uncertificated Securities Control Agreement, dated as of September 27, 2012, as amended among DryShips Inc., HSH Nordbank AG and Ocean Rig UDW Inc., dated September 9, 2013

4.51	Amendment Number 3 to Uncertificated Securities Control Agreement, dated as of September 27, 2012, as amended, among DryShips Inc., HSH Nordbank AG and Ocean Rig UDW Inc., dated November 14, 2013

4.52	Consultancy Agreement, dated September 9, 2013, by and between Eastern Med Consultants Inc., an indirect wholly owned subsidiary of Ocean Rig UDW Inc., and Azara Services S.A.

4.53
Supplemental Letter dated December 10, 2013, relating to the Facilities Agreement by and among Drillships Ocean Ventures Inc., as Borrower, and Ocean Rig UDW Inc., as Parent and Guarantor, and the companies listed therein, as Guarantors, and the banks and financial institutions named therein, as Mandated Lead Arrangers, with the banks and financial institutions named therein, as Lenders under the Commercial Facilities, Eksportkreditt Norge AS, as Lender under the Eksportkreditt/GEIK Facilities, The Export-Import Bank of Korea, as Lender under the Kexim Facilities, and DNB Bank ASA, as Facility Agent and Security Agent, relating to $1,350,000,000 of Term Loan Facilities originally dated February 28, 2013 and filed as Exhibit 4.44 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013 and filed with the SEC on March 22, 2013.

4.54
Amendment and Restatement Agreement dated as of February 7, 2014 relating to the Credit Agreement, dated July 12, 2013, as amended by the Incremental Agreement dated July 26, 2013, by and among Drillships Finance Holding Inc., as Borrower, Ocean Rig UDW Inc., as Parent, Deutsche Bank AG New York Branch, as Administrative Agent and the companies listed therein, and the banks and financial institutions named therein, relating to a re-financing of the combined $1.9 billion of Tranche B-1 and Tranche B-2 Term Loans.

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

101
The following financial information from Ocean Rig UDW Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2012 and 2013;
(2) Consolidated Statements of Operations for the years ended December 31, 2011, 2012 and 2013;
(3) Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2012 and 2013;
(4) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2011, 2012 and 2013;
(5) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013; and
(6) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OCEAN RIG UDW INC.

By:	/s/ George Economou
Name:	George Economou
Title:	Chairman, President and
Chief Executive Officer

Dated February 21, 2014

OCEAN RIG UDW INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Ocean Rig UDW Inc.

We have audited the accompanying consolidated balance sheets of Ocean Rig UDW Inc. (the "Company") as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income/(loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule listed in Item 18.1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ocean Rig UDW Inc. at December 31, 2012 and 2013, and the consolidated results of its operations and  its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ocean Rig UDW Inc.'s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated February 21, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
February 21, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Ocean Rig UDW Inc.

We have audited Ocean Rig UDW Inc.'s (the "Company") internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Ocean Rig UDW Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Ocean Rig UDW Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ocean Rig UDW Inc. as of December 31, 2012 and 2013 and the related consolidated statements of operations, comprehensive income/(loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2013 of Ocean Rig UDW Inc. and our report dated February 21, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
February 21, 2014

OCEAN RIG UDW INC.
Consolidated Balance Sheets
As of December 31, 2012 and 2013
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31, 2012	December 31, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$317,366	$605,467
Restricted cash (Note 2)	37,321	3,561
Trade accounts receivable, net of allowance for doubtful receivables of $14,685 and $2,948 at December 31, 2012 and 2013, respectively	148,808	289,718
Other current assets (Note 4)	93,639	110,971
Total current assets	597,134	1,009,717

FIXED ASSETS, NET:
Advances for drillships under construction and related costs (Note 5)	992,825	662,313
Drilling rigs, drillships, machinery and equipment, net (Note 6)	4,399,462	5,777,025
Total fixed assets, net	5,392,287	6,439,338

OTHER NON-CURRENT ASSETS:
Restricted cash (Note 2)	155,374	50,000
Financial instruments (Note 10)	935	13,517
Intangible assets, net (Note 7)	7,619	6,175
Other non-current assets (Note 8)	71,765	101,703
Total non-current assets, net	235,693	171,395
Total assets	$6,225,114	$7,620,450

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 9)	$169,780	$85,401
Accounts payable and other current liabilities	69,827	89,988
Accrued liabilities	156,886	214,137
Deferred revenue	69,635	123,862
Financial instruments (Note 10)	39,537	30,266
Total current liabilities	505,665	543,654

NON-CURRENT LIABILITIES
Long term debt, net of current portion and deferred financing costs (Note 9)	2,683,630	3,907,835
Financial instruments (Note 10)	38,087	15,557
Deferred revenue	71,815	152,226
Other non-current liabilities	17,402	21,335
Total non-current liabilities	2,810,934	4,096,953

COMMITMENTS AND CONTINGENCIES (Note 17)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2012 and 2013, nil issued and outstanding at December 31, 2012 and 2013, respectively	-	-
Common stock, $0,01par value; 1,000,000,000 shares authorized, at December 31, 2012 and 2013, 131,725,128 and 131,875,128 issued and outstanding at December 31, 2012 and 2013, respectively (Note 11)	1,317	1,319
Additional paid-in capital	3,489,018	3,492,650
Accumulated other comprehensive loss (Note 12)	(27,825)	(23,454)
Accumulated deficit	(553,995)	(490,672)
Total stockholders' equity	2,908,515	2,979,843
Total liabilities and stockholders' equity	$6,225,114	$7,620,450

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statements of Operations
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Year Ended December 31,
	2011	2012	2013
REVENUES:
Leasing revenue	$112,118	$-	$-
Service revenue (including amortization of above market acquired drilling contracts), net	587,531	941,903	1,180,250
Total Revenues	699,649	941,903	1,180,250

EXPENSES:
Drilling rigs and drillships operating expenses	281,833	563,583	504,957
Depreciation and amortization	162,532	224,479	235,473
Loss on sale of assets	754	133	-
General and administrative expenses	46,718	83,647	126,868
Legal settlements and other, net (Note 17)	-	4,524	6,000
Operating income	207,812	65,537	306,952

OTHER INCOME / (EXPENSES):
Interest and finance costs (includes ($22,904) accumulated other comprehensive reclassifications in 2012 for losses on previously designated cash flow hedges) (Note 13)	(63,752)	(116,427)	(220,564)
Interest income	9,810	553	9,595
Gain/ (Loss) on interest rate swaps (Note 10)	(33,455)	(36,974)	8,616
Other, net	2,311	(1,068)	3,315
Total other expenses, net	(85,086)	(153,916)	(199,038)

INCOME / (LOSS) BEFORE INCOME TAXES	122,726	(88,379)	107,914
Income taxes (Note 14)	(27,428)	(43,957)	(44,591)

NET INCOME / (LOSS)	$95,298	$(132,336)	$63,323

NET INCOME / (LOSS) TO COMMON STOCKHOLDERS (Note 15)	$95,298	$(132,336)	$63,221

EARNINGS/ (LOSS) PER SHARE TO COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 15)	$0.72	$(1.00)	$0.48
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 15)	131,696,928	131,696,935	131,727,504

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statements of Comprehensive Income/(Loss)
For the years ended December 31, 2011, 2012 and 2013
 (Expressed in thousands of U.S. Dollars - except for share and per share data)

	Year Ended December 31,
	2011	2012	2013

Net income / (Loss)	$95,298	$(132,336)	$63,323

Other Comprehensive income / (loss):
Unrealized interest rate swap gains/ (losses)	3,272	-		-
Realized loss on cash flow hedges associated with capitalized interest	(3,272)	-		-
Reclassification of realized losses associated with capitalized interest to depreciation and amortization	722	1,034	1,036
Reclassification of losses on previously designated cash flow hedges to interest and finance costs	9,816	22,904	-
Actuarial gains/ (losses)	(942)	(637)	3,335
Other Comprehensive income	9,596	23,301	4,371

Total Comprehensive income / (loss) attributable to Ocean Rig UDW Inc.	$104,894	$(109,035)	$67,694

OCEAN RIG UDW INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2011, 2012 and 2013
 (Expressed in thousands of U.S. Dollars - except for share and per share data)

	Common Stock
	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
BALANCE, December 31, 2010	131,696,928	$1,317	$3,457,444	$(60,722)	$(516,957)	$2,881,082
Net income	-	-	-	-	95,298	95,298
Other comprehensive income	-	-	-	9,596	-	9,596
Capital contribution from DryShips Inc	-	-	12,480	-	-	12,480
BALANCE, December 31, 2011	131,696,928	$1,317	$3,469,924	$(51,126)	$(421,659)	$2,998,456
Net loss	-	-	-	-	(132,336)	(132,336)
Issuance of non-vested shares	28,200	-	-	-	-	-
Amortization of stock based compensation	-	-	613	-	-	613
Other comprehensive income	-	-	-	23,301	-	23,301
Capital contribution from DryShips Inc	-	-	18,481	-	-	18,481
BALANCE, December 31, 2012	131,725,128	$1,317	$3,489,018	$(27,825)	$(553,995)	$2,908,515
Net income	-	-	-	-	63,323	63,323
Issuance of non-vested shares	150,000	2	(2)	-	-	-
Amortization of stock based compensation	-	-	3,634	-	-	3,634
Other comprehensive income	-	-	-	4,371	-	4,371
BALANCE, December 31, 2013	131,875,128	$1,319	$3,492,650	$(23,454)	$(490,672)	$2,979,843

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2011, 2012 and 2013
 (Expressed in thousands of U.S. Dollars – except for share and per share data)

	Years ended December 31,

	2011	2012	2013
Cash Flows from Operating Activities:
Net income/loss	$95,298	$(132,336)	$63,323
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	162,532	224,479	235,473
Loss from disposal of assets	754	133	-
Amortization of deferred financing fees	17,778	12,944	38,797
Net amortization of fair value of acquired drilling contracts	1,170	-	-
Amortization of cash flow hedge reserve	9,816	22,904	-
Interest income on restricted cash related to drillships	(4,318)	-	-
Change in fair value of derivatives	(15,114)	(16,063)	(44,383)
Amortization of stock based compensation	-	613	3,634
Other non cash items	12,817	16,961	-
Changes in operating assets and liabilities:
Trade accounts receivable	(98,937)	(24,040)	(141,842)
Other current and non-current assets	(48,409)	(56,938)	(41,318)
Deferred taxes	(209)	-	-
Accounts payable and other current and non-current liabilities	29,289	46,741	27,435
Accrued liabilities	59,002	52,253	57,251
Deferred revenue	3,693	97,552	134,638
Security deposits for derivatives	45,500	33,100	-
Net Cash Provided by Operating Activities	270,662	278,303	333,008
Cash Flows from Investing Activities:
Advances for drillships under construction and related costs	(1,864,862)	(212,185)	(232,834)
Drilling rigs, drillships machinery, equipment and other improvements/ upgrades	(81,662)	(97,869)	(1,050,530)
Proceeds from sale of assets	12	180	-
(Increase) / decrease in restricted cash	385,011	(10,595)	139,134
Net Cash Used in Investing Activities	(1,561,501)	(320,469)	(1,144,230)
Cash Flows from Financing Activities:
Proceeds from short/long-term credit facilities, terms loans and senior notes	2,420,476	800,000	2,800,000
Proceeds from intercompany loan	175,500	-	-
Principal payments and repayments of short/long-term debt	(926,666)	(671,667)	(1,622,250)
Repayment of intercompany loan	(175,500)	-	-
Payment of financing costs, net	(47,800)	(19,679)	(78,427)
Net Cash Provided by Financing Activities	1,446,010	108,654	1,099,323
Net increase in cash and cash equivalents	155,171	66,488	288,101
Cash and cash equivalents at beginning of years	95,707	250,878	317,366
Cash and cash equivalents at end of years	$250,878	$317,366	$605,467

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the years for:
Interest, net of amount capitalized	32,164	73,219	113,337
Income taxes	23,199	45,450	50,392
Non cash financing and investing activities:
Issuance of non-vested shares	-	-	2

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
 1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Ocean Rig UDW Inc., its subsidiaries and consolidated Variable Interest Entities ("VIEs") (collectively, the "Company," "Ocean Rig UDW" or "Group"). Ocean Rig UDW was formed on December 10, 2007, under the laws of the Republic of the Marshall Islands under the name Primelead Shareholders Inc. The Company was established by DryShips Inc. ("DryShips" or "the Parent") for the purpose of being the holding company of its drilling segment. DryShips is a publicly listed company on the NASDAQ Global Select Market (NASDAQ: DRYS). On November 24, 2010, Ocean Rig UDW established an office and was registered with the Cyprus Registrar of Companies as an overseas company. On October 6, 2011, the Company's common shares commenced "regular way" trading on the NASDAQ Global Select Market under the ticker symbol "ORIG." Dryships is currently impacted by the prolonged downturn in the drybulk charter market. The Company, in the preparation of its consolidated financial statements, has considered its relationship to its Parent and any impact its Parent's financial condition might have on its own consolidated financial statements. Based on its assessment, the Company has concluded that there is no impact on the basis of preparation of its consolidated financial statements.

The Company's customers are oil and gas exploration and production companies, including major integrated oil companies, independent oil and gas producers and government-owned oil and gas companies. Customers individually accounting for more than 10% of the Company's revenues during the years ended December 31, 2011, 2012 and 2013, were as follows:

	Year ended December 31,
	2011	2012	2013
Customer A	36%	-	-
Customer B	18%	49%	33%
Customer C	-	18%	-
Customer D	33%	12%	-
Customer E	13%	-	-
Customer F	-	-	13%
Customer G	-	-	18%
Customer H	-	-	12%

The loss of any of these significant customers could have a material adverse effect on the Company's results of operations if they were not replaced by other customers.

2. Significant Accounting Policies:

(a)
Principles of consolidation: The accompanying consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("US GAAP") and include the accounts and operating results of Ocean Rig UDW, its wholly-owned subsidiaries and its VIEs. As of December 31, 2012 and 2013, the Company consolidated one VIE for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The VIE's total assets and liabilities, as of December 31, 2012, were $25,474 and $26,764 respectively, while total liabilities exceeded total assets by $1,290. The VIE's total assets and liabilities, as of December 31, 2013, were $35,782 and $27,873, respectively, while total assets exceeded total liabilities by $7,909. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and absorbs a majority of an entity's expected losses, receives a majority of an entity's expected residual returns, or both.  All intercompany balances and transactions have been eliminated on consolidation.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):

 (b) Intangible assets:

The Company's finite-lived acquired intangible assets are amortized on a straight-line basis over their estimated useful lives as follows:

Intangible assets/liabilities	Years
Trade names	10
Software	10
Fair value of above market acquired drilling contracts	Over remaining contract term
Fair value of below market acquired drilling contracts	Over remaining contract term

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

During 2013, the Company adopted the requirements of Accounting Standard Update ("ASU") 2013-02, "Comprehensive Income (Topic 220) - Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income". The objective of this amendment is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts.

(e) Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):

(f) Restricted cash: Restricted cash may include (i) minimum liquidity collateral requirements or minimum required cash deposits, as defined in the Company's loan agreements; (ii) taxes withheld from employees and deposited in designated bank accounts; (iii) amounts pledged as collateral for bank guarantees to suppliers and, (iv) amounts pledged as collateral for credit facilities and swap agreements.

(g) Trade accounts receivable net: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from customers for drilling rigs and drillships, net of an allowance for doubtful receivables. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful receivables.

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

The Company has made advances for the construction of drillships to Samsung Heavy Industries Co Ltd ("Samsung"). The ownership of the drillships is transferred from the yard to the Company at delivery. As of December 31, 2013, cumulative installment payments made to Samsung amounted to approximately $552,785 for the three drillships under construction (Note 5). These installment payments are, to a large extent, secured with irrevocable letters of guarantee, or "refund guarantees", issued by financial institutions.

(i) Advances for drillships under construction and related costs: This represents amounts expended by the Company in accordance with the terms of the construction contracts for drillships as well as other expenses incurred directly or under a management agreement with a related party in connection with on site supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. The carrying value of drillships under construction represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, commissions to related party, construction supervision, equipment, spare parts, capitalized interest, costs related to first time mobilization and commissioning costs. No charge for depreciation is made until commissioning of the newbuilding has been completed and it is ready for its intended use.

(j) Capitalized interest: Interest expense is capitalized during the construction period of rigs and drillships based on accumulated expenditures for the applicable project at the Company's current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate ("the capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. If the Company's financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company. Capitalized interest expense for the years ended December 31, 2011, 2012 and 2013, amounted to $57,761, $44,951 and $65,492, respectively (Note 13).

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
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):

 (l) Foreign currency translation: The functional currency of the Company is the U.S. Dollar since the Company operates in international drilling markets and therefore, primarily transacts business in U.S. Dollars. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in "Other, net" in the accompanying consolidated statements of operations.

(m) Drilling rigs, drillships, machinery and equipment, net:

(i) Drilling rigs and drillships are stated at historical cost less accumulated depreciation. Such costs include the cost of adding or replacing parts of drilling rig or drillship machinery and equipment when the cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling rig or drillship. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight- line basis over the useful life of the assets after considering the estimated residual value as follows: bare deck 30 years and other asset parts 5 to 15 years for the drilling rigs and drillships. The residual values of the drilling rigs and drillships are estimated at $35,000 and $50,000, respectively.

(ii) IT and office equipment are recorded at cost and are depreciated on a straight-line basis over 5 years.

(n) Fair value of above/below market acquired drilling contracts: In a business combination, the Company identifies assets acquired or liabilities assumed and records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data.  Favorable or unfavorable drilling contracts exist when there is a difference between the contracted dayrate and the dayrates prevailing at the acquisition date. The amount to be recorded as an asset or liability at the acquisition date is based on the difference between the then-current fair values of a contract with similar characteristics as the contract assumed and the net present value of future contractual cash flows from the drilling contract assumed. When the present value of the contract assumed is greater than the then-current fair value of such contract, the difference is recorded as "Fair value of above market acquired drilling contracts". When the opposite situation occurs, the difference is recorded as "Fair value of below-market acquired drilling contracts". Such assets and liabilities are amortized as a reduction of or an increase in revenue over the period of the drilling contracts assumed.

(o) Impairment of long-lived assets: The Company reviews for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on a rig by rig and drillship by drillship and asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company evaluates the carrying amounts of its drilling rigs and drillships by obtaining independent appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, drilling rig/drillships sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the drilling rigs and drillships future performance, with the significant assumptions being related to drilling rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each rig/drillship. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present; the Company determines undiscounted projected net operating cash flows for each rig/drillship and compares them to the rig or drillship's carrying value. The projected net operating cash flows are determined by considering the drilling revenues from existing drilling contracts for the fixed days and an estimated daily rate equivalent for the unfixed days. The salvage value used in the impairment test is estimated to be $35,000 and $50,000 for drilling rigs and drillships, respectively in accordance with the Company's depreciation policy. If the Company's estimate of undiscounted future cash flows for any drilling rig or drillship is lower than the carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. The Company's analysis for the year ended December 31, 2013, which also involved sensitivity tests on the drilling rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances ranging from 97.5% to 92.5%, indicated no impairment on any of its drilling rigs or drillships. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long drilling rates and drilling rigs or drillship values will remain at their currently high levels. As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable and therefore, concluded that no impairment loss was necessary for 2011, 2012 and 2013.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
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

(q) Deferred financing costs: Deferred financing costs include fees, commissions and legal expenses associated with the Company's long- term debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made. Arrangement fees paid to lenders for loans which the Company has not drawn down are capitalized and included in other current and non-current assets. Amortization and write offs for each of the years ended December 31, 2011, 2012 and 2013, amounted to $17,778, $12,944 and $38,797, respectively (Note 13).

(r) Revenue and related expenses:

Revenues:   The Company's services and deliverables are generally sold based upon contracts with customers that include fixed or determinable prices.  The Company recognizes revenue when delivery occurs, as directed by its customer, and collectability is reasonably assured. The Company evaluates if there are multiple deliverables within its contracts and whether the agreement conveys the right to use the drill rigs and drillships for a stated period of time and meets the criteria for lease accounting, in addition to providing a drilling services element, which is generally compensated for by day rates. In connection with drilling contracts, the Company may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs or drillships and day rate or fixed price mobilization and demobilization fees. Revenues are recorded net of agents' commissions. There are two types of drilling contracts: well contracts and term contracts.

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

 (s) Earnings / (loss) per common share: Basic earnings / (loss) per common share are computed by dividing net income/ (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company's dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company's common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings / (loss) per share computation.

(t) Segment reporting: The Company has determined that it operates in one reportable segment, the offshore drilling operations.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):

(u) Financial instruments: The Company designates its derivatives based upon guidance of ASC 815, "Derivatives and Hedging" which establishes accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

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

The Company is party to interest swap agreements where it receives a floating interest rate and pays a fixed interest rate for a certain period. Contracts which meet the strict criteria for hedge accounting are accounted for as cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss.

The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of "Accumulated other comprehensive income/ (loss)" in equity, while any ineffective portion, if any, is recognized immediately in current period earnings.

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

(v) Fair value measurements: The Company follows the provisions of ASC 820, "Fair Value Measurements and Disclosures" which defines and provides guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entities own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note 10).

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
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):

(x) Pensions: The Company has eight retirement plans of which, five are managed and funded through Norwegian life insurance companies and three through international life insurance companies. The projected benefit obligations are calculated based on the projected unit credit method and compared with the fair value of pension assets.

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

The funded status or net amount of the projected benefit obligation and pension asset (net pension liability or net pension asset) of each of its defined benefit plans, is recorded in the balance sheet under the caption "Pensions" with an offsetting amount in "Accumulated other comprehensive income/ (loss)" for any amounts of actuarial gains of losses or prior service cost that has not been amortized to income. Net pension costs (benefit earned during the period including interest on the projected benefit obligation, less estimated return on pension assets and amortization of accumulated changes in estimates) are included in "General and administrative expenses" and  "Drilling rigs and drillships operating expenses". Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plans.

(y) Commitments and contingencies: Provisions are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date.

(z) Stock-based compensation: Stock-based compensation represents vested and non-vested common stock granted to certain employees for their services. The Company calculates total compensation expense for the award based on its fair value on the grant date and amortizes the total compensation on an accelerated basis over the vesting period of the award or service period (Note 11).

(aa) Recent accounting pronouncements:  There are no recent accounting pronouncements issued in 2013, whose adoption would have a material impact on the Company's consolidated financial statements in the current year or are expected to have a material impact on future years.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and consolidated statements of operations are as follows:

	Year ended December 31,
	2012	2013
Balance Sheet
Advances for drillships under construction and related costs	$960	$1,185
Drilling rigs, drillships, machinery and equipment, net	$-	$5,692

	Year ended December 31,
Statement of Operations	2011	2012	2013
Service Revenue, net - Cardiff Marine Inc.	$2,357	$6,193	$-
Service Revenue, net - Cardiff Drilling Inc.	-	-	10,786
General and administrative expenses:
-Vivid Finance Limited	5,230	10,768	16,623
-Azara	-	-	5,000
-Basset	-	2,676	4,200
-Amortization of CEO's stock based compensation	$-	$-	$1,358

Global Services Agreement: On December 1, 2010, DryShips entered into a Global Services Agreement with Cardiff, effective December 21, 2010, pursuant to which DryShips engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company. Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provided consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of the Company and its subsidiaries; and (ii) identified, sourced, negotiated and arranged the sale or purchase of the offshore assets of the Company and its subsidiaries. In consideration of such services, DryShips paid Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. Costs from the Global Services Agreement were expensed in the consolidated statement of operations or capitalized as a component of "Advances for drillships under construction and related costs" being a directly attributable cost to the construction, as applicable, and as a shareholders' contribution to capital ("Additional paid-in capital").

Effective January 1, 2013, DryShips terminated the Global Services Agreement with Cardiff. The Global Services Agreement has been replaced by the New Global Services Agreement, effective as of January 1, 2013, between Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig UDW and Cardiff Drilling Inc. (formerly known as Cardiff Oil & Gas Management), a company controlled by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou, with the same terms and conditions as in the previous Global Services Agreement between DryShips and Cardiff, except that under the New Global Services Agreement, the Company is obligated to pay directly the fees of 1.0% in consideration of employment arrangements under the agreement and $0.75% in consideration of purchase and sale activities under the agreement, whereas under the Global Services Agreement, those fees were paid by DryShips.

Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010, between DryShips and Vivid Finance Limited ("Vivid"), a company controlled by the Chairman, President and Chief Executive Officer of the Company and DryShips, Mr. George Economou, pursuant to which Vivid acts as a consultant on financing matters for DryShips and its affiliates, Vivid provided the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments and, (iii) the raising of equity or debt in the capital markets. In exchange for its services in respect of the Company, Vivid was entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and (ii) at any time by the mutual agreement of the parties. The Company did not pay for services provided in accordance with this agreement, DryShips paid for the services. Accordingly, these expenses were recorded in the consolidated statement of operations (or as otherwise required by US GAAP) and as a shareholders contribution to capital ("Additional paid-in capital").

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
For the years ended December 31, 2011, 2012 and 2013
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

Basset Holdings Inc.: Under the consultancy agreement effective from June 1, 2012, between the Company's wholly owned subsidiary, Eastern Med Consultants Inc. and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as Executive Vice-President of Ocean Rig. The annual remuneration to be awarded to Basset under the consultancy agreement is Euro 0.9 million ($1.2 million based on the Euro/U.S. Dollar exchange rate as of December 31, 2013). On August 20, 2013, the Compensation Committee of Ocean Rig approved that a cash bonus of $3.0 million be paid to Basset for the contribution of Antony Kandylidis services as Executive Vice President.

 For the year ended December 31, 2012, the Company incurred costs of $2.7 million including a sign-on bonus of Euro 1.5 million ($1.8 million based on the Euro/U.S. Dollar exchange rate as of December 31, 2012) related to this agreement. For the period ended December 31, 2013, the Company incurred costs of $4.2 million (including a cash bonus of $3 million) related to this agreement.

Azara Services S.A.: Under the consultancy agreement entered on September 9, 2013 and effective from January 1, 2013, between the Company's wholly owned subsidiary, Eastern Med Consultants Inc. and Azara Services S.A. ("Azara"), a related party entity incorporated in the Republic of Marshall Islands, Azara provides consultancy services relating to the services of Mr. George Economou in his capacity as Chief Executive Officer of the Company.  The annual remuneration to be awarded to Azara under the consultancy agreement is $2,500 in cash. For the year ended December 31, 2013, the Company incurred costs of $5,000 related to this agreement which are included in "General and administrative expenses" in the consolidated statement of operations, including a sign on bonus of $2,500. In addition, on August 20, 2013, the Company's Compensation Committee approved a sign-on bonus of 150,000 shares of the Company's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer of the Company. The shares vest over a period of two years  with 50,000 shares vesting on the grant date, 50,000 shares vesting on August 20, 2014 and 50,000 vesting on August 20, 2015, respectively. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig's shares on the grant date of $17.56 per share.

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

In April 2012, companies affiliated with the Company`s Chairman and Chief Executive Officer, Mr. George Economou, purchased a total of 2,185,000 common shares of the Company in the public offering of the Company's common shares by DryShips that was completed on April 17, 2012.

Intercompany loan
During March and April 2011, the Company borrowed an aggregate of $175,500, without interest, from DryShips through shareholder loans for capital expenditures and general corporate purposes. On April 20, 2011, these intercompany loans were repaid.

Legal Services
Mr. Savvas D. Georghiades, a member of the Company's board of directors, provides legal services to the Company and to its predecessor, Primelead Limited through his law firm, Savvas D. Georghiades, Law Office. In the years ended December 31, 2011, 2012 and 2013, the Company and Primelead Limited expensed and paid fees amounting to Euro 47,390 ($61 based on the Euro/U.S. Dollar exchange rate at December 31, 2011), Euro 41,623 ($55 based on the Euro/U.S. Dollar exchange rate at December 31, 2012) and Euro 13,193 ($18 based on the Euro/U.S. Dollar exchange rate at December 31, 2013) respectively for the legal services provided by Mr. Georghiades. No balance due to Mr. Savvas D. Georghiades existed as of December 31, 2012 and 2013.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Other Current Assets

The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2012	2013
Inventories	$13,727	$8,616
Deferred mobilization expenses	46,407	76,986
Prepayments and advances	14,789	15,902
Swap cash collateral	8,000	-
Other	10,716	9,467
Total	$93,639	$110,971

5. Advances for drillships under construction and related costs:

The amounts shown in the accompanying consolidated balance sheets include milestone payments under the drillship building contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2.   For the years ended December 31, 2012 and 2013, the movement of the advances for drillships under construction and related costs was as follows:

	December 31,
	2012	2013
Balance at beginning of year	$754,925	$992,825
Advances for drillships under construction and related costs	237,900	1,112,237
Drillships delivered	-	(1,442,749)
Balance at end of year	$992,825	$662,313

On April 18, 2011, April, 27, 2011, June 23, 2011 and September 20, 2012, pursuant to an option contract with Samsung, Ocean Rig UDW exercised four of its six newbuilding drillship options, and entered into shipbuilding contracts for four seventh generation ultra-deepwater drillships, namely Ocean Rig Mylos, Ocean Rig Skyros, Ocean Rig Athena, and Ocean Rig Apollo for a total contractual cost of approximately $608,000, per drillship for the initial three, and $622,756 for the fourth. The Ocean Rig Mylos and the Ocean Rig Skyros were delivered on August 19, 2013 and December 20, 2013 respectively, while the Ocean Rig Athena and Ocean Rig Apollo, for which the Company has paid $477,785 to the yard, are scheduled to be delivered in March 2014 and January 2015, respectively.

On August 30, 2013, Drillship Santorini Owners Inc., a wholly owned subsidiary of Ocean Rig signed a contract to construct a 7th generation ultra-deepwater drillship at Samsung Heavy Industries. This 7th generation drillship is a sister ship to Ocean Rig Skyros and the two drillships currently under construction at Samsung (Ocean Rig Athena and Ocean Rig Apollo), and is scheduled to be delivered to the Company in December 2015. The project value price is estimated to be approximately $600 million.

6.  Drilling rigs, drillships, machinery and equipment, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$4,889,606	$(350,768)	$4,538,838
Additions	82,939	-	82,939
Disposals	(4,148)	3,835	(313)
Depreciation	-	(222,002)	(222,002)
Balance December 31, 2012	$4,968,397	(568,935)	$4,399,462
Additions/ Transfer from drillships under construction	1,610,543	-	1,610,543
Depreciation	-	(232,980)	(232,980)
Balance December 31, 2013	$6,578,940	$(801,915)	$5,777,025

As of December 31, 2013, all of the Company's operating drilling rigs and drillships have been pledged as collateral to secure the Company's 6.50% senior secured notes due 2017 and term loan B facility discussed in Note 9.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
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

				Amortization Schedule
	Balance as of December 31, 2012	Amortization for the year ended December 31, 2013	Balance as of December 31, 2013	2014	2015	2016	2017	2018
Trade names	$4,635	$877	$3,758	$877	$877	$877	$877	$250
Software	2,984	567	2,417	566	566	566	566	153
Total Intangible Assets, net	$7,619	$1,444	$6,175	$1,443	$1,443	$1,443	$1,443	$403

8. Other non-current assets

The amount of other non-current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2012	2013
Deferred mobilization expenses	$53,615	$72,624
Other	18,150	29,079
Total	$71,765	$101,703

9. Long-term Debt:

	December 31, 2012	December 31, 2013
Term loans	$1,607,500	$2,785,250
9.5% Senior Unsecured Notes	500,000	500,000
6.5% Senior Secured Notes	800,000	800,000
Less: Deferred financing costs	(54,090)	(92,014)
Total debt	2,853,410	3,993,236
Less: Current portion	(169,780)	(85,401)

Long-term portion	$2,683,630	$3,907,835

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
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 9. Long-term Debt (continued):

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

Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the Issuer will be required to make an offer to repurchase the Drill Rigs Senior Notes at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of repurchase. On or after October 1, 2015, the Issuer may, at its option, redeem all or a portion of the Drill Rigs Senior Notes, at one time or from time to time at 103.25% (from October 1, 2015 to September 30, 2016) or 100% (October 1, 2016 and thereafter) of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption.

The Drill Rigs Senior Notes and the Drill Rigs Senior Notes guarantees are secured, on a first priority basis, by a security interest on the Issuer's two semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude and certain other assets of the Issuer and the Issuer Subsidiary Guarantors and by a pledge of the stock of the Issuer and the Issuer Subsidiary Guarantors, subject to certain exceptions. The contractual semi-annual coupon interest rate is 6.5% on the Drill Rigs Senior Notes.

$1,35 billion Senior Secured Credit Facility

On February 28, 2013, Drillships Ocean Ventures Inc., the Company's wholly-owned subsidiary, entered into a secured term loan facilities agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, in the amount of $1, 350,000 to partially finance the construction costs of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena. The facilities agreement is comprised of three secured credit facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by the commercial lenders, or the Commercial Facilities, three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by Eksportkreditt Norge AS, or the Eksportkreditt GIEK Facilities, and three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by the Export-Import Bank of Korea, or the Kexim Facilities.  All term loan facilities bear interest at LIBOR plus a margin and are repayable in quarterly installments, beginning three months after the delivery of the first drillship. The Commercial Facilities mature five years after the first repayment date while the Eksportkreditt GIEK Facilities and Kexim Facilities mature five or eleven years after the first repayment date at the lenders option.  In connection with this loan, the Company paid $22.4 million as loan origination fees. On August 20, 2013 and December 20, 2013, the Company drew down an amount of $900,000 in aggregate under the above facility in connection with Ocean Rig Mylos and Ocean Rig Skyros delivery.

Under the above agreement, the Company could only pay dividends or make other distributions in respect of its capital stock in an amount up to 50% of its net income of each previous financial year, provided in each case that the Company maintains minimum liquidity in an aggregate amount of not less of $200,000 in cash and cash equivalents and restricted cash and maintain such level for the next 12 months following the date of the dividend payment.

On August 30, 2013, the Company signed a supplemental agreement to amend certain provisions in its $1,350,000 Senior Secured Facility dated February 28, 2013. Under the terms of the agreement, the existing dividend restriction of up to 50% of preceding fiscal year net income amended to apply on a cumulative basis from July 1, 2013, onwards (50% of cumulative net income) and include a carve-out to pay additional dividends up to the higher of (i) $150,000 and (ii) 5% of the Company's net tangible assets. Furthermore, the minimum interest coverage ratio requirement will be 2.0 times until June 30, 2015 and the maximum leverage ratio will be 6.5 times until June 30, 2014, 6.0 times until December 31, 2014 and 5.5 times until June 30, 2015.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt - (continued):

$1,9 billion Term Loan B Facility

On July 12, 2013,  the Company, through its wholly-owned subsidiaries, Drillships Financing Holding Inc. ("DFHI") and Drillships Projects Inc., entered into a $1,800,000 senior secured term loan facility, comprised of tranche B-1 term loans in an aggregate principal amount equal to $975,000 ("Tranche B-1 Term Loans") and tranche B-2 term loans in an aggregate principal amount equal to $825,000 ("Tranche B-2 Term Loans" and, together with the Tranche B-1 Term Loans, the "Term Loans"), with respective maturity dates in the first quarter of 2021, subject to adjustment to the third quarter of 2020 in certain circumstances, and the third quarter of 2016. The Term Loans are initially guaranteed by the Company and certain existing and future subsidiaries of DFHI and are secured by certain assets of, and by a pledge of the stock of, DFHI and the subsidiary guarantors. The net proceeds of the Term Loans were used by the Company to repay in full the then outstanding balances of the $800,000 secured term loan agreement and the two $495,000 senior secured credit facilities, amounting to $1,519,168 in aggregate. The unamortized balance of the deferred finance fees associated with the repaid loans, amounting to approximately $23.3 million, was written off upon the extinguishment of the related debt in July 2013. In addition, restricted cash of $131.6 million associated with the respective loans were released upon the repayment. On July 26, 2013, the Company through its wholly-owned subsidiaries DFHI and Drillships Projects Inc. entered into an incremental amendment to the $1,800,000 senior term loan for additional tranche B-1 term loans in an aggregate principal amount of $100,000.

In April 2013, the Company requested from Deutsche Bank Luxembourg SA and the lender accepted, to waive certain clauses of the loan agreements to amongst others, withdraw certain minimum cash requirements. Moreover, in June 2013, the Company requested from Nordea Finland Plc. its consent to reduce the notification days for the voluntary prepayment.

The Company's outstanding debt is secured by, among other things, first priority mortgages over the Company's operating and newbuilding drilling units, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation relating to such drilling units and a pledge of the shares of capital stock of certain of the Company's subsidiaries. Certain of our debt instruments contain financial covenants, minimum coverage ratio requirements and minimum liquidity and working capital requirements and restrict, without the bank's prior consent, the Company's and its subsidiaries ability to, among other things, pay dividends, change the management and ownership of its drillships, incur additional indebtedness, incur and create liens on its assets, and change in the general nature of the Company's business and require that the Company maintain an established place of business in the United States or the United Kingdom.

Total interest and debt amortization cost incurred on long-term debt for the years ended December 31, 2011, 2012 and 2013, amounted to $105,283, $148,763 and $228,933, respectively, of which $57,761, $44,951 and $65,492, respectively, were capitalized as part of the cost of the drillships under construction. Total interest incurred and amortization of debt issuance cost on long-term debt, net of capitalized interest, are included in "Interest and finance costs" in the accompanying consolidated statement of operations.

The aggregate available undrawn amounts under the Company's facilities at December 31, 2013, are $450,000. As of December 31, 2013, the Company is required to pay, on a quarterly basis, a commitment fee of 1.40%, per annum of its undrawn portion of the line of credit. The Company's weighted average interest rates on the above bank loans and notes were 4.5%, 4.2% and 6.4%, as of December 31, 2011, 2012, and 2013, respectively.

The bank loans are payable in U.S. Dollars in quarterly with balloon payments due at maturity between July 2016 and July 2020. Interest rates on the outstanding loans as at December 31, 2013, are based on LIBOR plus a margin, except for an amount of $1,895,250, from the loan facilities which is based on a fixed rate.

Loan movements for the Company's Senior Unsecured Notes, Drill Rigs Senior Notes and secured credit facilities throughout 2013, is as follows:

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt - (continued):

Loan	Loan Agreement Date	Original Amount	December 31, 2012	New Loans	Repayments	December 31, 2013

Secured Credit Facility	April 15, 2011	$800,000	$700,000	$-	$(700,000)	$-
Secured Credit Facility	July 18, 2008	1,125,000	907,500	-	(907,500)	-
Senior Unsecured Notes	April 14, 2011	500,000	500,000	-	-	500,000
Drill Rigs Senior Notes	September 20, 2012	800,000	800,000	-	-	800,000
Secured Credit Facility	February 28, 2013	1,350,000	-	900,000	(10,000)	890,000
Term Loan B Facility	July 12, 2013	$1,900,000	$-	$1,900,000	$(4,750)	$1,895,250

			$2,907,500	$2,800,000	$(1,622,250)	$4,085,250

The annual principal payments required to be made after December 31, 2013, including balloon payments, totaling $4,085,250 due through July 2020, are as follows:

2014	$101,105
2015	101,105
2016	1,399,293
2017	892,855
2018	572,329
2019 and thereafter	1,018,563
Total principal payments	4,085,250
Less: Financing fees	(92,014)
Total debt	$3,993,236

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
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

10.1 Interest rate swaps and cap and floor agreements: As of December 31, 2011, the Company had outstanding seven interest rate swaps, with a notional amount of $989 million maturing from September 2013 through November 2017. As of December 31, 2012, the Company had outstanding twelve interest rate swaps, with a notional amount of $2.7 billion, maturing from September 2013 through November 2017. As of December 31, 2013, the Company had outstanding nine interest rate swaps, with a notional amount of $2,143 million, maturing from September 2014 through November 2017.

Effective January 1, 2011, the Company removed the designation of interest rate swaps previously designated as cash flow hedges and discontinued hedge accounting for the associated interest rate swaps. As a result, as of December 31, 2011, 2012 and 2013, these agreements do not qualify for hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statements of operations. In accordance with ASC 815-30-40 the accumulated unrealized loss recorded in "Accumulated Other Comprehensive Income/(Loss) " for previously designated cash flow hedges, which as of December 31, 2010, amounted to $35,992, is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As a result, during the year ended December 31, 2011, an amount of $9,816 was reclassified into the consolidated statement of operations. During the year ended December 31, 2012 and following the early repayment of the associated loan, the balance of the hedge reserve amounting to $22,904 was reclassified into the consolidated statement of operations. Included in the $22,904 is an amount of $13,088 that was transferred to the consolidated statements of opperations immediately as a  result of the early loan repayment, which ended the forecasted transaction.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements – (continued):

 10.1 Interest rate swaps and cap and floor agreements – (continued):

Apart from the unrealized loss discussed above, as of December 31, 2010, "Accumulated Other Comprehensive Loss" also included realized losses on cash flow hedges associated with interest capitalized during prior years under "Advances for drillships under construction" amounting to $27,776, which according to ASC 815-30-35 is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As a result, during the year ended December 31, 2011 and following the delivery of four drillships discussed in Note 5, an amount of $722 was reclassified into the statement of operations while an amount of $3,272 was reclassified from other component of "Accumulated Other Comprehensive Loss " since this amount was associated with interest expense that was capitalized under "Advances for drillships under construction".  During the year ended December 31, 2011, 2012 and 2013, amounts of $722, $1,034 and $1,036 respectively, were reclassified into the consolidated statements of operations. The estimated amount in other comprehensive income/ (loss) of cash flow hedge losses at December 31, 2013, that will be reclassified into earnings within the next twelve months, is $1,034.

As of December 31, 2012, a security deposit of $8,000 was provided as security by the Company. The Company has deposited also in cash collateral of $6,000 that was classified as current restricted cash. These amounts were released upon the delivery of Ocean Rig Mylos and Ocean Rig Skyros (Note  6).
10.2 Foreign currency forward contracts: As of December 31, 2010, the Company had outstanding twelve forward contracts to sell $28 million for NOK 174 million. The change in the fair value of such agreements for the year ended December 31, 2011, amounted to a loss of $1,538, and is reflected under "Other, net" in the accompanying consolidated statement of operations. As of December 31, 2011, 2012 and 2013, the Company had no outstanding forward contracts.

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Balance Sheets:

Derivatives not designated as Hedging Instruments	Balance Sheet Location	December 31, 2012 Fair value	December 31, 2013 Fair value
Interest rate swaps	Financial Instruments non-current assets	$935	$13,517
Interest rate swaps	Financial Instruments current liabilities	(39,537)	(30,266)
Interest rate swaps	Financial Instruments non-current liabilities	(38,087)	(15,557)
Total derivatives		$(76,689)	$(32,306)

During the years ended December 31, 2011, 2012 and 2013, the losses transferred from other comprehensive income/ (loss) to the statement of operations were $10,538, $23,938 and $1,036, respectively.

The effect of Derivative Instruments on the Consolidated Statement of Operations:

			Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Foreign currency forward contracts	Other, net	$(1,538)	-	$-
Interest rate swaps	Gain/ (Loss) on interest rate swaps	(33,455)	(36,974)	8,616

Total		$(34,993)	(36,974)	$8,616

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements-(continued):

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, and accounts payable and other current liabilities reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The Senior Unsecured Notes and the Drill Rigs Senior Notes have a fixed rate and their estimated fair values are determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the countermarket). The fair value of the outstanding balance of the Deutsche Bank credit facilities which have a fixed rate is estimated through Level 2 inputs of the fair value hierarchy by discounting future cash flows using rates currently available for debt with similar terms, credit risk and remaining maturities. The estimated fair value of the above Senior Unsecured Notes, Drill Rigs Senior Notes and loans at December 31, 2012, is approximately $519,065, $798,000 and $511,453, respectively compared to a carrying value net of finance fees of $491,704, $781,001 and $450,433, respectively. As of December 31, 2013, an amount of $1,895,250 of the Company's loans has a fixed rate and its estimated fair value is determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the countermarket). The estimated fair value of the above Senior Unsecured Notes, Drill Rigs Senior Notes and loans at December 31, 2013, is approximately $531,250, $863,504 and $1,951,790, respectively compared to a carrying value net of finance fees of $493,915, $784,485 and $1,839,170, respectively

The guidance for fair value measurement applies to all assets and liabilities that are being measured and reported on a fair value basis.  This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories.

Fair value measurements are classified based upon inputs used to develop the measurement under the following hierarchy:
Level 1--Quoted market prices in active markets for identical assets or liabilities.
Level 2--Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3--Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Interest rate swaps-asset position	$13,517	-	13,517	$-
Interest rate swaps-liability position	(45,823)	-	(45,823)	-

Total	$(32,306)	-	(32,306)	$-

	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Interest rate swaps-asset position	$935	-	935	$-
Interest rate swaps-liability position	(77,624)	-	(77,624)	-

Total	$(76,689)	-	(76,689)	$-

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
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

On December 6, 2011, the Company announced that its board of directors had approved a repurchase program for up to a total of $500,000 of the Company's common shares and 9.5% senior unsecured notes due 2016 (Note 9).  The Company's common shares and unsecured notes could have been purchased under the program from time to time through December 31, 2013.  As of December 31, 2013, the Company had not purchased any common shares or unsecured notes under the program described above.

Restricted stock awards

On February 14, 2012, the Company's Compensation Committee approved the grant of 112,950 shares of non-vested common stock to officers and key employees of the Company's subsidiary, Ocean Rig AS, as a bonus for their services rendered during 2011. The shares vest over a period of three years, one third on each of December 31, 2012, 2013 and 2014. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $16.50 per share.

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
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 11. Common Stock and Additional Paid-in Capital-(continued):

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

On May 16, 2013, the Company's Compensation Committee approved the grant of 192,400 shares of non-vested common stock to the Company's employees. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig Shares on the grant date of $16.90 per share.

On August 20, 2013, the Company's Compensation Committee approved a sign-on bonus of 150,000 shares of the Company's common stock to Azara, pursuant to a consultancy agreement with Azara effective January 1, 2013, relating to the services of Mr. George Economou as Chief Executive Officer of the Company. The shares vest over a period of two years  with 50,000 shares vesting on the grant date, 50,000 shares vesting on August 20, 2014 and 50,000 vesting on August 20, 2015 respectively. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig Shares on the grant date of $17.56 per share.

As of December 31, 2013, 162,633 shares have vested, while 93,050 shares were forfeited due to employees' resignations.

A summary of the status of Ocean Rig's non vested shares as of December 31, 2013 and movement during the year then ended, is presented below.

	Number of non vested shares	Weighted average grant date fair value per non vested shares

Balance December 31, 2011	-	$-
Granted	153,150	16.34
Forfeited	(77,150)	16.28
Vested	(2,500)	16.50
Balance December 31, 2012	73,500	16.40
Granted	342,400	17.19
Forfeited	(15,900)	16.90
Vested	(160,133)	16.92
Balance December 31, 2013	239,867	$17.15

	Number of vested shares	Weighted average grant date fair value per vested shares

As at December 31, 2011	-	$-
Granted and vested	2,500	16.50

As at December 31, 2012	2,500	$16.50
Granted and vested	117,133	17.18
Non vested shares granted in prior years and vested 2013	43,000	16.16
As at December 31, 2013	162,633	$16.90

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 11. Common Stock and Additional Paid-in Capital-(continued):

As of December 31, 2012 and 2013, there was $633 and $2,724 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by the Company, respectively. That cost is expected to be recognized over a period of 2 years. The amounts of $613 and $3,634 represents the stock based compensation expense for each year accordingly and are recorded in "General and administrative expenses", in the accompanying consolidated statements of operations for the years ended December 31, 2012 and 2013.  The total fair value of shares vested during the years ended December 31, 2012 and 2013, was $37 and $2,959, respectively. As of December 31, 2013 there were 97,283 shares of common stock which had been granted to employees and vested but which had not yet been issued by the Company.

12. Accumulated other Comprehensive Loss:

The amounts in the accompanying balance sheets are analyzed as follows:

	December 31,
	2012	2013
Cash flows hedges realized loss	$(29,292)	$(28,256)
Actuarial pension gain	1,467	4,802
Total	$(27,825)	$(23,454)

13. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	December 31,
	2011	2012	2013
Interest costs on long-term debt	$87,505	$135,819	$190,195
Amortization and write off of financing fees	17,778	12,944	38,797
Amortization of unrealized hedge reserve (Note 10.1)	9,816	9,816	-
Capitalized borrowing costs	(57,761)	(44,951)	(65,492)
Commissions, commitment fees and other financial expenses	6,414	2,799	57,064
Total	$63,752	$116,427	$220,564

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Income Taxes:

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

The components of the Company's income/ (losses) before taxes are as follows:

	Year ended December 31,
	2011	2012	2013
Domestic income/(loss) (Marshall Islands)	$190,940	$(67,582)	$170,645
Foreign loss	(68,214)	(20,797)	(62,731)
Total income/(loss) before taxes	$122,726	$(88,379)	$107,914

The components of the Company's tax expense were as follows:
	Year Ended December 31,
	2011	2012	2013
Current Tax expense	$27,637	$43,957	$44,591
Deferred Tax expense	(209)	-	-
Income taxes	$27,428	$43,957	$44,591

Effective tax rate	22.3%	(49.7)%	41.3%

The current tax expense is mainly related to withholding tax based on total contract revenue or bareboat fees. In 2013 approximately 72% of the current tax expense was related to withholding tax in Angola, Tanzania, Sierra Leone, Liberia and Gabon. In 2012, approximately 81% of the current tax expense was related to withholding tax in Angola, Equatorial Guinea, Ivory Coast and Ghana, while in 2011 approximately 95% of the current tax expense was related to withholding tax in Ghana, Tanzania and Turkey.

Taxes have not been reflected in other comprehensive income/(loss) since the valuation allowances would result in no recognition of deferred tax.

	Year Ended December 31,
Reconciliation of total tax expense:	2011	2012	2013
Change in valuation allowance	$(41,870)	$6,311	$-
Differences in tax rates	(3,288)	(3,896)	89
Effect of permanent differences	2	120	-
Adjustments in respect to current income tax of previous years	(766)	184	683
Tax rate on interest	-	-	742
Effect of exchange rate differences	(3,318)	(1,599)	7
Income tax	26,132	42,837	43,070
Loss of tax loss carry forward because of liquidation	50,536	-	-
Total	$27,428	$43,957	$44,591

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Income Taxes-(continued):

Ocean Rig UDW has from 2011 elected to use the statutory tax rate for each year based upon the location where the largest parts of its operations were domiciled. During 2011, 2012 and 2013, most of its activities were in the Marshall Islands with tax rate of zero.

Ocean Rig UDW is subject to changes in tax laws, treaties, regulations and interpretations in and between the countries in which its subsidiaries operate. A material change in these tax laws, treaties, regulations and interpretations could result in a higher or lower effective tax rate on worldwide earnings.

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities at the applicable tax rates in effect. The significant components of deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2012	2013
Deferred tax assets
Net operations loss carry forward	$8,707	$1,723
Accelerated depreciation of assets	107	65
Pension	1,136	608
Total deferred tax assets	$9,950	$2,396

Less: valuation allowance	(9,950)	(2,396)
Total deferred tax assets, net	$-	$-

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company provides a valuation allowance to offset deferred tax assets for net operating losses ("NOL") incurred during the year in certain jurisdictions and for other deferred tax assets where, in the Company's opinion, it is more likely than not that the financial statement benefit of these losses will not be realized. The Company provides a valuation allowance for foreign tax loss carry forward to reflect the possible expiration of these benefits prior to their utilization. As of December 31, 2013, the valuation allowance for deferred tax assets is decreased from $9,950 in 2012 to $2,396 in 2013 reflecting a decrease in net deferred tax assets during the year. The decrease is primarily a result of no operations in the Falkland Islands during 2013.
The Company's income tax returns are subject to review and examination in the various jurisdictions in which the Company operates. The Company's tax returns in the major jurisdictions in which it operates are generally subject to examination for periods ranging from three to six years. As of December 31, 2013, the Company was not subject to any examination on tax matters.

The amount of current income tax recognized during the years ended December 31, 2011, 2012 and 2013, from the settlement of disputes with tax authorities and the expiration of statute of limitations was insignificant. All earnings in foreign jurisdictions are permanently reinvested as the earnings are needed for working capital needs. Hence, no deferred tax liability has been recognized.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Earnings/ (Loss) per share

	For the years ended December 31,
	2011			2012			2013
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding share (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income/(loss)	$95,298	-	$-	$(132,336)	-	$-	$63,323		$-
Less: Allocation of undistributed earnings to non-vested stock			-	-	-	-	(102)	-	-
Basic and diluted EPS Income/ (loss) attributable to common stockholders	$95,298	131,696,928	$0.72	$(132,336)	131,696,935	$(1.00)	$63,221	131,727,504	0.48

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities and, thus, are included in the two-class method of computing earnings per share for the year ended December 31, 2013. For the year ended December 31, 2013, non-vested participating restricted common stock were not included in the computation of diluted earnings per share because the effect is anti-dilutive.

Non-vested, participating restricted common stock does not have a contractual obligation to share in the losses and was therefore, excluded from the basic loss per share calculation for the year ended December 31, 2013.

 16.  Geographic information for offshore drilling operations

The revenue shown in the table below is based upon the location where the drilling takes place:

Country	2011	2012	2013
Ghana	$230,018	$175,595	$-
Turkey	50,183	-	-
Norway	-	-	157,740
Brazil	(617)	233,569	353,397
Greenland	253,125	136	-
Ivory Coast	89,686	-	86,486
Tanzania	78,424	196,415	72,083
Angola	-	79,884	227,603
Namibia	-	33,212	-
Falkland	-	166,795	-
Equatorial Guinea	-	56,297	-
Gabon/ West Africa	-	-	81,104
Liberia	-	-	55,601
Ireland	-	-	104,014
Sierra Leone	-	-	37,272
Other	-	-	4,950
Total leasing and service revenues	$700,819	$941,903	$1,180,250

The drilling units Leiv Eiriksson, Eirik Raude, Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon, Ocean Rig Mykonos, Ocean Rig Mylos and Ocean Rig Skyros constitute the Company's long lived assets.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
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

The Company's loss of hire insurance coverage does not protect against loss of income from day one. It covers approximately one year for the loss of time but will be effective after 45 days' off-hire. During 2012, the Ocean Rig Corcovado incurred off-hire due to a failure in one of its engines which was a covered event under the loss of hire policy that resulted in $24.6 million being recognized as revenue during the year ended December 31, 2012. The amount of $24.6 million was reimbursed by the insurers to the Company in August 2012.

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

On May 10, 2013, Drillship Hydra Owners Inc., being the owning company of drilling unit Ocean Rig Corcovado, filed a claim against Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc with the High Court in London in connection with the loss of daily earnings and cost of repair for the blowout preventer of the Ocean Rig Corcovado in June and July 2011. In July 2013, the Company reached an out of court commercial agreement with Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc to receive a compensation amounting to $5.0 million and a Settlement Agreement and Release dated September 12, 2013 was entered into and the relevant claim filed in the High Court in London, U.K. was dropped. In this respect, the Company having previously recognized a receivable of $11.0 million, recorded a charge of $6.0 million during the year ended December 31, 2013, which is included under "Legal settlements and other, net" in the accompanying unaudited interim condensed consolidated statement of operations.

Ocean Rig Norway Operations Inc. ("OCR"), a subsidiary of the Company, was notified by a letter dated 13 November 2013 that arbitration proceedings were commenced against it by Westcon Yard AS of Norway ("Westcon"), in connection to an alleged outstanding unpaid amount of Norwegian Krone Seventy Seven Million Three Hundred Eighty Three Thousand Eight Hundred and Three and Fifty Eight Øre (NOK 77,383,803.58), $12.6 million (based on based on the NOK/U.S. Dollar exchange rate as of December 31, 2013) plus interest and costs related to upgrades performed in the drilling unit Leiv Eiriksson in late 2012 and early 2013. OCR is disputing a large part of the above amount.

Except for the matters discussed above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17. Commitments and Contingencies–(continued):

17.2 Purchase Obligations:

The following table sets forth the Company's contractual purchase obligations as of December 31, 2013.

	2014	2015	Total
Drillships shipbuilding contracts	$417,609	810,100	$1,227,709
Total obligations	$417,609	810,100	$1,227,709

18. Subsequent Events:

18.1 On February 7, 2014, the Company refinanced its existing short-term Tranche B-2 Term Loans with a fungible add-on to its existing long-term Tranche B-1 Term Loans.  As a result of this refinancing, the total $1.9 billion of Tranche B-1 Term Loans will mature no earlier than the third quarter of 2020.

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Balance Sheets
December 31, 2012 and 2013
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2012	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$954	$58
Other current assets	434	300
Total current assets	1,388	358

NON-CURRENT ASSETS:
Investments in subsidiaries*	3,424,157	3,494,475
Total non-current assets	3,424,157	3,494,475

Total assets	$3,425,545	$3,494,833

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Other current liabilities	$14,488	$21,075
Financial instruments	10,839	-
Total current liabilities	25,327	21,075

NON-CURRENT LIABILITIES
Long term debt, net of current portion	491,703	493,915
Total non-current liabilities	491,703	493,915

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2012 and 2013, nil issued and outstanding at December 31, 2012 and 2013, respectively	-	-
Common stock, $0,01 par value; 1,000,000,000 shares authorized, at December 31, 2012 and 2013, 131,725,128 and 131,875,128 issued and outstanding at December 31, 2012 and 2013 respectively	1,317	1,319
Additional paid-in capital	3,489,018	3,492,650
Accumulated other comprehensive loss	(27,825)	(23,454)
Accumulated deficit	(553,995)	(490,672)
Total stockholders' equity	2,908,515	2,979,843
Total liabilities and stockholders' equity	$3,425,545	$3,494,833

*      Eliminated in consolidation

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Statements of Operations
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2011	2012	2013
EXPENSES:

General and administrative expenses	$8,591	$12,877	$8,565

Legal settlements and other, net	-	6,100	-
Operating loss	8,591	18,977	8,565

OTHER INCOME / (EXPENSES):
Interest and finance costs	(35,328	(58,210)	(53,193)
Interest income	3,216	4	-
Loss on interest rate swaps	-	(38)	(149)
Other, net	1,068	(2,476)	2,358

Total other (expenses), net	(31,044)	(60,720	(50,984)

Equity in earnings/(loss) of subsidiaries*	134,933	(52,639)	122,872

Net income/(loss)	$95,298	$(132,336)	$63,323

Earnings/(loss) per common share, basic and diluted	0.72	(1.00)	0.48

Weighted average number of shares, basic and diluted	131,696,928	131,696,935	131,727,504

* Eliminated in consolidation

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Statements of Comprehensive Income/(loss)
For the years ended December 31, 2011, 2012 and 2013
 (Expressed in thousands of U.S. Dollars – except for share and per share data)

	2011	2012	2013
Net income / (Loss)	$95,298	$(132,336)	$63,323

Other Comprehensive income / (loss):
Unrealized interest rate swap gains/(losses)	3,272	-		-
Realized loss on cash flow hedges associated with capitalized interest	(3,272)	-		-
Reclassification of realized losses associated with capitalized interest to Consolidated Statement of Operations	722	1,034	1,036
Reclassification of losses on previously designated cash flow hedges to Consolidated Statement of Operations, net	9,816	22,904	-
Actuarial gains/(losses)	(942)	(637)	3,335
Other Comprehensive income	9,596	23,301	4,371
Total Comprehensive income / (loss)	$104,894	$(109,035)	$67,694

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2011, 2012 and 2013
 (Expressed in thousands of U.S. Dollars)

	2011	2012	2013
Net Cash Used in Operating Activities	$(28,728)	$(59,992)	$(62,302)

Cash Flows from Investing Activities:
Investments in subsidiaries	(846,731)	59,643	61,406
Restricted cash	302,011	-	-
Net Cash (Used in)/Provided by Investing Activities	(544,720)	59,643	61,406

Cash Flows from Financing Activities:
Due to subsidiaries	334,996	-	-
Proceeds from credit facility	500,000	-	-
Payments of credit facility	(300,000)	-	-
Payment of financing fees	(11,535)	-	-
Net Cash Provided by Financing Activities	523,461	-	-
Net decrease in cash and cash equivalents	(49,987)	(349)	(896)
Cash and cash equivalents at beginning of year	51,290	1,303	954
Cash and cash equivalents at end of year	$1,303	$954	$58

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)

In the condensed financial information of the Parent Company, the Parent Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries.

There are no legal or regulatory restrictions on the Parent Company's ability to obtain funds from its subsidiaries through dividends, loans or advances sufficient to satisfy the obligations discussed below that are due on or before December 31, 2014.

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

The Parent Company is guarantor on the $1,350,000 facilities, the $1,900,000 facilities and the 6.5% Senior Secured Notes due 2017 described on Note 9 "Long-term Debt" to the consolidated financial statements. As of December 31, 2013 the amount outstanding related to these three facilities amounted to $2,785,250 in aggregate and the amount outstanding related to the 6.5% Senior Secured Notes amounted to $800,000.

The condensed financial information of the Parent Company should be read in conjunction with the Company's consolidated financial statements.