Form 20-F
period 2014-12-31
Ocean Rig UDW Inc.
filed 2015-03-09
CIK 1447382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2014, there were 132,017,178 shares of the registrant's common stock, $0.01 par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
  ☐ Yes  ☐ ☒ No

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

Item 3.                          Key Information

A.            Selected Historical Consolidated Financial Data

The following table sets forth our selected historical consolidated financial and other data, at the dates and for the periods indicated. We were incorporated on December 10, 2007 under the name Primelead Shareholders Inc.. Primelead Shareholders Inc. was formed for the purposes of acquiring the shares of our predecessor, Ocean Rig ASA, which was incorporated in September 1996 under the laws of Norway. We acquired control of Ocean Rig ASA ("Predecessor") on May 14, 2008. The selected historical consolidated financial data as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 are derived from the audited financial statements and related notes of Ocean Rig UDW Inc. and its subsidiaries ("successor") appearing elsewhere in this annual report.

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

	Ocean Rig UDW Inc.
(U.S. Dollars in	As of December 31,
thousands)	2010	2011	2012	2013	2014

Income statement data:
Total revenues	405,712	699,649	941,903	1,180,250	1,817,077
Drilling rigs and drillships operating expenses	119,369	281,833	563,583	504,957	727,832
Loss on disposals	1,458	754	133	-	-
Depreciation and amortization	75,092	162,532	224,479	235,473	324,302
Legal settlements and other, net	-	-	4,524	6,000	(721)
General and administrative expenses	20,566	46,718	83,647	126,868	131,745
Total operating expenses	216,485	491,837	876,366	873,298	1,183,158

Operating income	189,227	207,812	65,537	306,952	633,919
Interest and finance costs	(8,418)	(63,752)	(116,427)	(220,564)	(300,131)
Interest income	12,464	9,810	553	9,595	12,227
Gain/(loss) on interest rate swaps	(40,303)	(33,455)	(36,974)	8,616	(12,671)
Other income/(expense), net	2,227	2,311	(1,068)	3,315	4,282
Total other expenses, net	(34,030)	(85,086)	(153,916)	(199,038)	(296,293)

Income/(loss) before income taxes	155,197	122,726	(88,379)	107,914	337,626
Income taxes	(20,436)	(27,428)	(43,957)	(44,591)	(77,823)
Net income/(loss)	$134,761	$95,298	$(132,336)	$63,323	$259,803
Net Income/(loss) attributable to common stockholders	$134,761	$95,298	$(132,336)	$63,221	$259,031
Earnings/(loss) per share attributable to common stockholders, basic and diluted	$1.30	$0.72	$(1.00)	$0.48	$1.96
Weighted average number of common shares, basic and diluted	103,908,279	131,696,928	131,696,935	131,727,504	131,837,227

	Ocean Rig UDW Inc.
(U.S. Dollars in	As of December 31,
thousands)	2010	2011	2012	2013	2014
Balance sheet data:
Cash and cash equivalents	95,707	250,878	317,366	605,467	528,933
Other current assets	576,299	245,531	279,768	404,250	449,259
Total current assets	672,006	496,409	597,134	1,009,717	978,192
Drilling rigs, drillships, machinery and equipment, net	1,249,333	4,538,838	4,399,462	5,777,025	6,207,633
Intangible assets, net	10,506	9,062	7,619	6,175	4,732
Other non current assets	523,363	216,121	228,074	165,220	228,557
Advances for drillships under construction and related costs	1,888,490	754,925	992,825	662,313	622,507
Total assets	4,343,698	6,015,355	6,225,114	7,620,450	8,041,621
Current liabilities, including current portion of long term debt, net of deferred financing costs	667,918	427,557	505,665	543,654	417,693
Long term debt, net of current portion and deferred financing costs	696,986	2,525,599	2,683,630	3,907,835	4,352,592
Other non current liabilities	97,712	63,743	127,304	189,118	105,060
Total liabilities	1,462,616	3,016,899	3,316,599	4,640,607	4,875,345
Number of shares	131,696,928	131,696,928	131,725,128	131,875,128	132,017,178
Stockholders' equity	2,881,082	2,998,456	2,908,515	2,979,843	3,166,276
Common Stock	1,317	1,317	1,317	1,319	1,320
Dividends declared, per share	-	-	-	-	0.57
Total liabilities and stockholders' equity	$4,343,698	$6,015,355	$6,225,114	$7,620,450	$8,041,621

	Ocean Rig UDW Inc.
(U.S. Dollars in	Year Ended December 31,
thousands, except
for operating data)	2010	2011	2012	2013	2014
Cash flow data:
Net cash provided by / (used in):
Operating activities	$221,798	$270,662	$278,303	$333,008	$469,817
Investing activities	(1,441,347)	(1,561,501)	(320,469)	(1,144,230)	(814,984)
Financing activities	1,081,061	1,446,010	108,654	1,099,323	268,633
Other financial data
EBITDA (1)	226,243	339,200	251,974	554,356	949,832
Cash paid for interest	43,203	32,164	73,219	113,337	212,014
Capital expenditures	(711,856)	(1,943,342)	(310,054)	(1,283,364)	(748,981)
Operating data, when on hire
Operating units	2	6	6	8	9

_____________________
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

	Ocean Rig UDW Inc.

(U.S. Dollars in	Year Ended December 31,
thousands)	2010	2011	2012	2013	2014
EBITDA reconciliation
Net income / (loss)	$134,761	$95,298	$(132,336)	$63,323	259,803
Add: Depreciation and amortization	75,092	162,532	224,479	235,473	324,302
Add: Net interest expense / (income)	(4,046)	53,942	115,874	210,969	287,904
Add: Income taxes	20,436	27,428	43,957	44,591	77,823
EBITDA	$226,243	$339,200	$251,974	$554,356	949,832

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

During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling units by ordering the construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and dayrates when the drilling units enter the market, sometimes for extended periods of time until the units have been absorbed into the active fleet. According to industry sources, the worldwide fleet of ultra-deepwater drilling units as of February 2015 consisted of 165 units, comprised of 66 semi-submersible rigs and 99 drillships. An additional 13 semi-submersible rigs and 50 drillships were under construction or on order as of February 2015, which would bring the total fleet to 228 drilling units by the end of 2020. A relatively large number of the drilling units currently under construction have been contracted for future work, which may intensify price competition as scheduled delivery dates occur. The entry into service of these new, upgraded or reactivated drilling units will increase supply and has already led to a reduction in dayrates as drilling units are absorbed into the active fleet. In addition, the new construction of high-specification drilling units, as well as changes in our competitors' drilling unit fleets, could require us to make material additional capital investments to keep our fleet competitive. Lower utilization and dayrates could adversely affect our revenues and profitability. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on our drilling units if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable.

Low crude oil prices worldwide may result in a decrease in our operating income and may have a material adverse effect on our business and operations.

Crude oil prices have decreased significantly during 2014 and have reached the lowest prices since 2009. A decrease  in the price of crude oil, which can be influenced by general economic conditions, industry inventory levels, production quotas or other actions imposed by the Organization of Petroleum Exporting Countries (OPEC), weather-related damage and disruptions, competing fuel prices, and geopolitical risks, can adversely affect our business and operations. An investment in our company carries significant exposure to fluctuations in global crude oil prices. During extended periods of historically low prices for crude oil, our earnings and cash flows may be negatively affected.

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

We operate in various regions throughout the world. Our drilling rigs, the Leiv Eiriksson, is currently drilling in the Norwegian Continental Shelf , while the Eirik Raude is currently undergoing the acceptance testing and it is expected to commence operations for drilling offshore Falkland Islands. Our drillships, the Ocean Rig Corcovado, the Ocean Rig Mylos and the Ocean Rig Mykonos, are operating offshore Brazil and our drillships, the Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Athena, are operating offshore Angola. The Ocean Rig Skyros and the Ocean Rig Apollo are expected to commence drilling operations to offshore Angola and West Africa, respectively during 2015.

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

We do not currently operate our drilling units in these regions, but we may do so in the future. In any event, changes to leasing and drilling activity requirements as a result of the Deepwater Horizon incident could have a substantial impact on the offshore oil and gas industry worldwide. All drilling activity in the U.S. Gulf of Mexico must be in compliance with enhanced safety requirements contained in the Notice to Lessees 2015-N01. Effective October 22, 2012 all drilling in the U.S. Gulf of Mexico must also comply with the Final Drilling Safety Rule as adopted on August 15, 2012, which enhances safety measures for energy development on the outer continental shelf. All drilling must also comply with the Workplace Safety Rule on Safety and Environmental Management Systems. Also, on February 24, 2014, the BOEM proposed a rule increasing the limits of liability of damages for offshore facilities under OPA based on inflation.  We continue to evaluate these requirements to ensure that our rigs and equipment are in full compliance, where applicable. Additional requirements could be forthcoming based on further recommendations by regulatory agencies investigating the Macondo well incident.

We are not able to predict the extent of future leasing plans or the likelihood, nature or extent of additional rulemaking. Nor are we able to predict when the Bureau of Ocean Energy Management ( or the "BOEM") will enter into leases with our customers or when the Bureau of Safety and Environmental Enforsement (or the "BSEE") will issue drilling permits to our customers. We are not able to predict the future impact of these events on our operations. The current and future regulatory environment in the Gulf of Mexico could impact the demand for drilling units in the Gulf of Mexico in terms of overall number of rigs in operations and the technical specification required for offshore rigs to operate in the Gulf of Mexico. It is possible that short-term potential migration of rigs from the Gulf of Mexico could adversely impact dayrates levels and fleet utilization in other regions. In addition, insurance costs across the industry have increased as a result of the Macondo well incident and certain insurance coverage has become more costly, less available, and not available at all from certain insurance companies.

Our insurance coverage may not adequately protect us from certain operational risks inherent in the drilling industry.

Our insurance is intended to cover normal risks in our current operations, including insurance against property damage, occupational injury and illness, loss of hire, certain war risks and third-party liability, including pollution liability. For example, the amount of risk we are subject to might increase regarding occupational injuries because on January 12, 2012, the U.S. Supreme Court ruled that the Longshore and Harbor Worker's Compensation Act, whose provisions are incorporated into the U.S. Outer Continental Shelf Lands Act could cover occupational injuries.

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

On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The U.S. initially extended the JPOA until November 24, 2014, and has since extended it until June 30, 2015.  These regulations and U.S. sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.

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

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was activated by mutual agreement in 2013, and assumed the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries.

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

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our drilling units. These regulations include, but are not limited to, the International Maritime Organization, or IMO, International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including designation of Emission Control Areas, or ECAs, thereunder, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the IMO International Convention on Load Lines of 1966, as from time to time amended, the International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or USCG, and the U.S. Environmental Protection Agency, or EPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, European Union regulations, and Brazil's National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law (9966/2000) relating to pollution in Brazilian waters.

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

Currently, emissions of greenhouse gases from ships involved in international transport are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, all ships (including drilling rigs and drillships) must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. Currently operating ships are now required to develop and implement the Ship Energy Efficiency Management Plans (SEEMPs), and the new ships to be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (EEDI). These requirements could cause us to incur additional compliance costs. The IMO is also considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Parliament and Council of Ministers are expected to endorse regulations that would require the monitoring and reporting of greenhouse gas emissions from marine vessels in 2015. In the United States, the EPA has issued a finding that greenhouse gases endanger public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulphur content in marine fuel. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

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

Hurricanes Ivan, Katrina, Rita, Gustav and Ike caused damage to a number of drilling units unaffiliated with us in the U.S. Gulf of Mexico. Drilling units that moved off their locations during the hurricanes damaged platforms, pipelines, wellheads and other drilling units. BOEM and the BSEE, the U.S. organizations that issue a significant number of relevant guidelines for the drilling units' activities, had guidelines for tie-downs on drilling units and permanent equipment and facilities attached to outer continental shelf production platforms, and moored drilling unit fitness during hurricane season. These guidelines effectively impose requirements on the offshore oil and natural gas industry in an attempt to increase the likelihood of survival of offshore drilling units during a hurricane. The guidelines also provide for enhanced information and data requirements from oil and natural gas companies that operate properties in the Gulf of Mexico region of the Outer Continental Shelf. BOEM and BSEE may issue similar guidelines for future hurricane seasons and may take other steps that could increase the cost of operations or reduce the area of operations for our ultra-deepwater drilling units, thereby reducing their marketability. Implementation of new guidelines or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs and limit the operational capabilities of our drilling units. Our drilling units do not currently operate in the Gulf of Mexico or other U.S. coastal waters but may do so in the future.

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

As of December 31, 2014, on a consolidated basis, we had $4.5 billion in aggregate principal amount of indebtedness outstanding. In March 2014 we issued $500.0 million aggregate principal amount of 7.25% senior unsecured notes due 2019 (the "7.25% Senior Unsecured Notes"), offered in a private placement. In July 2014, our wholly owned subsidiary, Drillships Ocean Ventures Inc., entered into a $1.3 billion Senior Secured Term Loan B with maturity in July 2021. In February 2014, we refinanced our then existing short-term Tranche B-2 Term Loans with a fungible add-on to its existing long-term Tranche B-1 Term Loans and as a result of this refinancing, the total $1.9 billion of Tranche B-1 Term Loans will mature no earlier than the third quarter of 2020.
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

Even with our existing level of debt, we and our subsidiaries may incur additional indebtedness in the future.  In July 2014, we entered into a $1.3 billion term loan B facility to repay in full the then outstanding balances of the $1.35 billion senior secured facility. On February 13, 2015 we signed definitive loan documentation for an up to a $475.0 million syndicated secured term loan to partially finance the construction costs of the Ocean Rig Apollo. and we may incur additional indebtedness in order to fund the estimated remaining contractual obligations for the construction of the remaining three unfinanced seventh generation drillships, excluding financing costs, of $1.8 billion as of the day of this annual report. Although the terms of our existing debt agreements, and any future debt agreements we enter into, will limit our ability to incur additional debt, these terms may not prohibit us from incurring substantial amounts of additional debt for specific purposes or under certain circumstances. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify and could further exacerbate the risks associated with our substantial leverage.

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

Our ability to make scheduled payments on our outstanding indebtedness will depend on our ability to generate cash from operations in the future. Our future financial and operating performance will be affected by a range of economic, financial, competitive, regulatory, business and other factors that we cannot control, such as general economic and financial conditions in the offshore drilling industry or the economy generally. In particular, our ability to generate steady cash flow will depend on our ability to secure drilling contracts at acceptable rates. Assuming no exercise of any options to extend the terms of our existing drilling contracts, our operating drilling units are contracted from the first quarter of 2015 to the third quarter of 2021. In addition,we has been awarded extensions of the drilling contracts for the Ocean Rig Corcovado and the Ocean Rig Mykonos by Petrobras for drilling offshore Brazil. The term of each extension is for 1,095 days. We have also signed definite documentation for a six year contract for the Ocean Rog Skyros for drilling offshore Angola and we have entered into a six wells or a minimum of a 260 days contract for the Eirik Raude for drilling offshore Falkland Islands.We cannot guarantee that that we will be able to secure employment for the Ocean Rig Santorini, our seventh generation drillship scheduled for delivery in June 2016 and the two new integrated design drillships scheduled for delivery in February 2017 and June 2017.

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

We have entered into contracts with Samsung Heavy Industries Co. Ltd., or Samsung, for the construction of three seventh generation drillships two of which are new integrated design drillships and all are equipped with two blow-out preventers that are scheduled to be delivered to us in June 2016, February 2017 and June 2017, respectively. The estimated total project cost for our three seventh generation drillships, excluding financing costs, is approximately $2.1 billion, of which an aggregate of approximately $1.8 billion was outstanding as of December 31, 2014. We expect to finance the remaining delivery payments of these seventh generation drillships with cash on hand, operating cash flow, equity financing and additional bank debt.We may also incur additional costs and liability to the shipyards, which may pursue claims against us under our newbuilding construction contracts and retain and sell our seventh generation drillships to third parties.

We may be unable to secure ongoing drilling contracts, including for the Ocean Rig Santorini, our seventh generation drillship to be delivered in December 2015, due to strong competition, and the contracts that we enter into may not provide sufficient cash flow to meet our debt service obligations with respect to our indebtedness.

Assuming no exercise of any options to extend the terms of our existing drilling contracts, our operating drilling units are contracted from the first quarter of 2015 to the third quarter of 2021. In addition,we has been awarded extensions of the drilling contracts for the Ocean Rig Corcovado and the Ocean Rig Mykonos by Petrobras for drilling offshore Brazil. The term of each extension is for 1,095 days. We have also signed definite documentation for a six year contract for the Ocean Rog Skyros for drilling offshore Angola and we have entered into a six wells or a minimum of a 260 days contract for the Eirik Raude for drilling offshore Falkland Islands.

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

We have entered into contracts with Samsung Heavy Industries Co. Ltd., or Samsung, for the construction of three seventh generation drillships two of which are new integrated design drillships and all are equipped with two blow-out preventers that are scheduled to be delivered to us in June 2016, February 2017 and June 2017, respectively.  From time to time in the future, we may undertake additional new construction projects and conversion projects. In addition, we may make significant upgrade, refurbishment, conversion and repair expenditures for our fleet from time to time, particularly as our drilling units become older. Some of these expenditures are unplanned. These projects together with our existing construction projects and other efforts of this type are subject to risks of cost overruns or delays inherent in any large construction project as a result of numerous factors, including the following:

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

As our current operating fleet is comprised of two ultra-deepwater drilling rigs and seven drillships, we rely heavily on a small number of customers and the loss of a significant customer could have a material adverse impact on our financial results.

As of December 31, 2014, we had seven customers for our current operating fleet of two ultra-deepwater drilling rigs and seven drillships. We are subject to the usual risks associated with having a limited number of customers for our services. Our two largest customers represented 30% and 18% of our revenues during the fiscal year ended December 31, 2014, respectively, and our seven customers represented, 100% of our revenues during the year ended December 31 2014. If our customers terminate, suspend or seek to renegotiate the drilling contracts for drilling units, as they are entitled to do under various circumstances, or cease doing business, our results of operations and cash flows could be adversely affected. Although we expect that a limited number of customers will continue to generate a substantial portion of our revenues, we will have to expand our pool of customers as we take delivery of our three newbuilding drillships and further grow our business.

Currently, our revenues depend on two ultra-deepwater drilling rigs and eight drillships, which are designed to operate in harsh environments. The damage or loss of any of our drilling units could have a material adverse effect on our results of operations and financial condition.

Our revenues are dependent on the Leiv Eiriksson, which is currently drilling in the Norwegian Continental Shelf and the Eirik Raude which is currently undergoing the acceptance testing and it is expected to commence operations for drilling offshore Falkland Islands, our drillships, the Ocean Rig Corcovado, the Ocean Rig Mylos and the Ocean Rig Mykonos, which are operating offshore Brazil and our drillships, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Athena, which are operating offshore Angola. During 2015, the Ocean Rig Skyros is expected to commence drilling operations to offshore Angola.

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

As of February 24, 2015, the future contracted revenue for our fleet of operating drilling units, or our contract backlog, was approximately $5.2 billion under firm commitments. We may not be able to perform under our drilling contracts due to events beyond our control, and our customers may seek to cancel or renegotiate our drilling contracts for various reasons, including adverse conditions, resulting in lower daily rates.  Our inability, or the inability of our customers, to perform under the respective contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

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

Every drilling unit must be "classed" by a classification society. The classification society certifies that the drilling unit is "in-class," signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. Both our drilling rigs are certified as being "in class" by Det Norske Veritas. Each of our operating drillships is certified as being "in class" by American Bureau of Shipping. The Leiv Eiriksson was credited with completing its last Special Periodical Survey in April 2011 and the Eirik Raude completed the same in December 2012. Our four sixth-generation operating drillships are due for their first Special Periodical Surveys in 2016. Our four operating seventh generation drillships are due for their first Special Periodical Surveys in 2018, 2019 and 2020. If any drilling unit does not maintain its class and/or fails any annual survey or special survey, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in certain of our debt agreements. Any such inability to carry on operations or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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

Our principal currency for our operations and financing is the U.S. Dollar. A substantial portion of the operating dayrates for the drilling units, our principal source of revenues, are quoted and received in U.S. Dollars; however, a portion of our revenue under our contracts with Petroleo Brasileiro S.A., or Petrobras Brazil, for the Ocean Rig Corcovado and the Ocean Rig Mykonos is, and with Repsol Sinopec Brasil S.A., or Repsol, for the Ocean Rig Mylos is receivable in Brazilian Real. The principal currency for operating expenses is also the U.S. Dollar; however, a significant portion of employee salaries and administration expenses, as well as parts of the consumables and repair and maintenance expenses for the drilling rigs, may be paid in Norwegian Kroner (NOK), Great British Pounds (GBP), Canadian dollars (CAD), Euros (EUR) or other currencies depending in part on the location of our drilling operations. For the year ended December 31, 2014, approximately 51% of our expenses were incurred in currencies other than the U.S. Dollars. This exposure to foreign currency could lead to fluctuations in net income and net revenue due to changes in the value of the U.S. Dollar relative to the other currencies. Revenues paid in foreign currencies against which the U.S. Dollar rises in value can decrease, resulting in lower U.S. Dollar denominated revenues. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase, resulting in higher U.S. Dollar denominated expenses. We have employed derivative instruments in order to economically hedge our currency exposure; however, we may not be successful in hedging our future currency exposure and our U.S. Dollar denominated results of operations could be materially and adversely affected upon exchange rate fluctuations determined by events outside of our control.

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

We require highly skilled personnel to operate and provide technical services and support for our business in the offshore drilling sector worldwide. As of December 31, 2014, we employed 2,320 employees, the majority of whom are full-time crew employed on our drilling units. Under certain of our employment contracts, we are required to have a minimum number of local crew members on our drillships. We will need to recruit additional qualified personnel as we take delivery on our newbuilding drillships. Competition for the labor required for drilling operations has intensified as the number of rigs activated, added to worldwide fleets or under construction has increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. If turnover increases, we could see a reduction in the experience level of our personnel, which could lead to higher downtime, more operating incidents and personal injury and other claims, which in turn could decrease revenues and increase costs. In response to these labor market conditions, we are increasing efforts in our recruitment, training, development and retention programs as required to meet our anticipated personnel needs. If these labor trends continue, we may experience further increases in costs or limits on our offshore drilling operations.

Currently, our employees in Brazil and Norway are covered by collective bargaining agreements. In the future, some of our employees or contracted labor may be covered by collective bargaining agreements in certain jurisdictions such as Nigeria and the United Kingdom. As part of the legal obligations in some of these agreements, we may be required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals could be working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. Labor disruptions could hinder our operations from being carried out normally and if not resolved in a timely cost-effective manner, could have a material impact our business. If we choose to cease operations in one of those countries or if market conditions reduce the demand for our drilling services in such a country, we would incur costs, which may be material, associated with workforce reductions.

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

As of March 2, 2015, we had paid an aggregate of $280.2 million to Samsung in connection with our seventh generation drillships currently scheduled for delivery in June 2016, February 2017 and June 2017. The estimated remaining total construction payments for these three newbuilding drillships, excluding financing costs, amounted to approximately $1.8 billion in the aggregate as of December 31, 2014.

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

As of December 31, 2014, we had entered into interest rate swaps for the purpose of managing our exposure to fluctuations in interest rates applicable to indebtedness under our secured credit facilities, which was drawn at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Our existing interest rate swaps as of December 31, 2014 do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes. We recognize fluctuations in the fair value of these contracts in our statement of operations. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements, under which loans have been advanced at a floating rate based on LIBOR and for which we have not entered into an interest rate swap or other hedging arrangement. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. At December 31, 2014, the fair value of our interest rate swaps was a net liability position of $16.4 million.

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

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chairman, President and Chief Executive Officer, Mr. George Economou, is also the Chairman, President and Chief Executive Officer of DryShips, our parent company, and has significant shareholdings in DryShips. In addition, our Executive Vice President, Mr. Anthony Kandylidis is also the Executive Vice President of Dryships. Mr. Economou has fiduciary duties to manage the business of DryShips in a manner beneficial to DryShips and its shareholders and may have conflicts of interest in matters involving or affecting us and our customers or shareholders. In addition, Messrs. Economou and Kandylidis may have conflicts of interest when faced with decisions that could have different implications for DryShips than they do for us. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

In addition, we have engaged Cardiff Drilling to provide consulting and other services relating to our drilling units. The capital stock of Cardiff Drilling is owned Mr. Economou. We have also engaged Vivid Finance Ltd., or Vivid Finance, a company controlled by Mr. Economou, to act as a consultant on financing matters relating to us and our subsidiaries. If any of these conflicts of interest are not resolved in our favor, this could have a material adverse effect on our business.

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

We are a "foreign private issuer", which could make our common shares less attractive to some investors or otherwise harm our stock price.

We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act.  As a "foreign private issuer" the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities and Exchange Act of 1934, as amended, or the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Accordingly there may be less publicly available information concerning us than there is for other U.S. public companies.  These factors could make our common shares less attractive to some investors or otherwise harm our stock price.

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

As of March 2, 2015, DryShips owned 78,301,755, or approximately 59.2%, of our outstanding common shares, our Chairman, President and Chief Executive Officer, Mr. George Economou, was deemed to beneficially own 5,993,289, or approximately 4.5% of our outstanding common shares and our Executive Vice President, Mr. Anthony Kandylidis, was deemed to beneficially own 1,684,512, or 1.3%, of our outstanding common shares. The common shares held by DryShips and beneficially owned by Mr. Economou are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and may not be transferred unless they have been registered under the Securities Act or an exemption from registration is available. Upon satisfaction of certain conditions, Rule 144 permits the sale of certain amounts of restricted securities six months following the date of acquisition of the restricted securities from us. As our common shares become eligible for sale under Rule 144, the volume of sales of our common shares on applicable securities markets may increase, which could reduce the market value of our common shares.

DryShips, our parent company, controls the outcome of matters on which our shareholders are entitled to vote.

As of March 2, 2015, DryShips owned approximately 59.2%, of our outstanding common shares. DryShips will control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. DryShips's interests may be different from your interests and the commercial goals of DryShips as a shareholder, and our goals, may not always be aligned.  The substantial equity interests owned by DryShips may make it more difficult for us to maintain our business independence from other companies owned by DryShips and DryShips's affiliates.

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

These provisions include:

●	authorizing our board of directors to issue "blank check" preferred shares without shareholder approval;

●	providing for a classified board of directors with staggered, three-year terms;

●	prohibiting cumulative voting in the election of directors;

●	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding common shares entitled to vote generally in the election of directors;

●	limiting the persons who may call special meetings of shareholders; and

●	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

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

Item 4.                   Information on the Company

A.             History and Development of the Company

Ocean Rig UDW Inc., a corporation organized under the laws of the Republic of the Marshall Islands, was formed on December 10, 2007 under the name Primelead Shareholders Inc. Primelead Shareholders Inc. was formed in December 2007 for the purpose of acquiring the shares of our predecessor, Ocean Rig ASA, which was incorporated in September 1996 under the laws of Norway. We acquired control of Ocean Rig ASA on May 14, 2008.  Prior to the private offering of our common shares in December 2010, discussed below, we were a wholly-owned subsidiary of DryShips. Our shares commenced trading on the NASDAQ Global Select Market under the symbol "ORIG" on October 6, 2011. As of March 2, 2015, DryShips, our parent company, owned approximately 59.2% of our outstanding common shares. Each of our drilling units is owned by a separate wholly-owned vessel-owning subsidiary.

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

On July 12, 2013,  our wholly-owned subsidiaries, Drillships Financing Holding Inc. and Drillships Projects Inc., entered into a $1.8 billion senior secured term loan facility, comprised of tranche B-1 term loans in an aggregate principal amount equal to $975.0 million and tranche B-2 term loans in an aggregate principal amount equal to $825.0 million. On February 7, 2014, our wholly-owned subsidiaries, Drillships Financing Holding Inc and Drillships Projects Inc., refinanced its existing short-term Tranche B-2 Term Loans with a fungible add-on to its existing long-term Tranche B-1 Term Loans.  As a result of this refinancing, the total $1.9 billion of Tranche B-1 Term Loans will mature no earlier than the third quarter of 2020.

On March 26, 2014, we issued $500.0 million aggregate principal amount of 7.25% senior unsecured notes due 2019, offered in a private placement, resulting in net proceeds of approximately $493.6 million and together with cash on hand we repurchased the previously issued 9.5% Senior Unsecured Notes.

On July 25, 2014, our wholly owned subsidiary, Drillships Ocean Ventures Inc., entered into a $1.3 billion Senior Secured Term Loan B facility and refinanced the $1.35 billion Senior Secured Credit Facility.

As of March 2, 2015, we had 132,317,178 common shares outstanding and DryShips owned 78,301,755 shares, or 59.2%, of our outstanding common shares.

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

During the year ended December 31, 2012 and 2013, our principal capital expenditures related to construction expenses mainly in connection with the construction of our seventh generation drillships, the Ocean Rig Mylos, which was delivered in August 2013, the Ocean Rig Skyros, which was delivered in December 2013 and the Ocean Rig Santorini scheduled to be delivered in June 2016. The total cost of construction and construction related expenses for the Ocean Rig Mylos and Ocean Rig Skyros amounted to approximately $718.3 million and $724.4 million, respectively. During the year ended December 31, 2014 and 2015 to date, our principal capital expenditures related to construction expenses in connection with the construction of our seventh generation drillships, the Ocean Rig Athena, which was delivered in March 2014 with total cost of construction and construction related expenses amounted to approximately $728.6 million, the Ocean Rig Apollo, which was delivered in March 2015 with total cost of construction and construction related expenses amounted to approximately $712.3 million and the Ocean Rig Santorini scheduled to be delivered in June 2016, and the two new integrated design drillships scheduled for delivery in February 2017 and June 2017, respectively. For more information on our seventh generation drillships, please see "—B. Business Overview— Newbuilding Drillships and Options to Purchase Newbuilding Drillships." As of December 31, 2014, we had paid an aggregate of $280.2 million to Samsung in connection with our three unfinanced seventh generation drillships currently scheduled for delivery in June 2016, February 2017 and June 2017. The remaining total construction payments for these three unfinanced newbuilding drillships, excluding financing costs, amounted to approximately $1.8 billion in the aggregate as of December 31, 2014. We plan to finance these remaining payments with cash on hand, new debt or equity financing, which we have not yet secured in full. We cannot be certain that we will be able to obtain the additional financing we need to complete the acquisition of our seventh generation drillships on acceptable terms or at all.

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

We, through our wholly-owned subsidiaries, currently own and operate two modern, fifth generation ultra-deepwater semisubmersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, four sixth generation advanced capability ultra-deepwater drillships, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, delivered in January 2011, March 2011, July 2011 and September 2011, respectively and four seventh generation drillships, the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo, delivered in August 2013, December 2013, March 2014 and March 2015, respectively  by Samsung. The Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos are "sister-ships" constructed by Samsung to the same high-quality vessel design and specifications and are capable of drilling in water depths of 10,000 feet. The design of our seventh generation drillships reflects additional enhancements that, with the purchase of additional equipment, will enable the drillships to drill in water depths of 12,000 feet. The Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena, the Ocean Rig Apollo and the newbuilding drillship Ocean Rig Santorini, which is equipped with two blow out preventers (BOPs) are "sister ships" constructed by Samsung to the same high – quality drillship design and specifications, while the remaining  two seventh generation newbuilding drillships are new integrated design and are equipped with two BOPs.We believe that owning and operating "sister-ships" helps us maintain our cost efficient operations on a global basis through the shared inventory and use of spare parts and the ability of our offshore maritime crews to work seamlessly across all of our drillships.

We have additional newbuilding contracts with Samsung for the construction of three seventh generation drillships, the Ocean Rig Santorini scheduled to be delivered in  June 2016 will be "sister ship" to our operating drillships, and the other two are new integrated design drillships scheduled for delivery in February 2017 and June 2017, respectively. The design of our seventh generation drillships reflects additional enhancements that, with the purchase of additional equipment, will enable the drillships to drill in water depths of 12,000 feet. We currently have a team overseeing the construction of the newbuilding drillships at Samsung to help ensure that those drillships are built on time, to our exact drillship specifications and on budget, as was the case for our operating drillships. The estimated remaining total construction payments for these drillships, excluding financing costs, amounted to approximately $1.8 billion in the aggregate as of December 31, 2014. To date, the construction of these three newbuiding drillships is on budget and no time delays on delivery are expected.

We employ our drilling units primarily on a dayrate basis for periods of between two months and three years to drill wells for our customers, typically major oil companies, integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies.

 We believe that our operating drillships, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon,  the Ocean Rig Mykonos, the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena  and the Ocean Rig Apollo, as well as our three seventh generation drillships under construction, are among the most technologically advanced drillships in the world. The S10000E design, used for our operating drillships, was originally introduced in 1998 and has been widely accepted by customers. Including our operating drillships, a total of 56 drillships have been ordered using this base design, of which 35 have been delivered, as of February 2013, including the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos. Among other technological enhancements, our drillships are equipped with dual activity drilling technology, which involves two drilling systems using a single derrick that permits two drilling-related operations to take place simultaneously. We estimate this technology saves between 15% and 40% in drilling time, depending on the well parameters. Each of our operating drillships is capable of drilling 40,000 feet at water depths of 10,000 feet and our seventh generation drillships will have the capacity to drill 40,000 feet at water depths of 12,000 feet.

Our Fleet

Set forth below is summary information concerning our offshore drilling units as of February 24, 2015.

Drilling Unit	Year Built or Scheduled Delivery/ Generation	Water Depth to the Wellhead (ft)	Drilling Depth to the Oil Field (ft)	Customer	Expected Contract Term(1)	Average Maximum Dayrate		Drilling Location
Operating Drilling Rigs
Leiv Eiriksson	2001/5th	10,000	30,000	Rig Management Norway AS(2)	Q2 2013–Q1 2016	$545,000		Norwegian Continental Shelf
Eirik Raude	2002/5th	10,000	30,000	Premier Oil Exploration and Production Ltd.(3)	Q1 2015 – Q4 2015	$561,350		Falkland Islands
Operating Drillships
Ocean Rig Corcovado	2011/6th	10,000	40,000	Petroleo Brasileiro S.A.	Q2 2012–Q2 2015	$ 439,402	(4)	Brazil
				Petroleo Brasileiro S.A.	Q2 2015–Q2 2018	$523,306	(5)	Brazil
Ocean Rig Olympia	2011/6th	10,000	40,000	Total E&P Angola	Q3 2012–Q3 2015(6)	$585,437		Angola
				ENI Angola S.p.A.(7)	Q4 2015-Q4 2015	$355,000		Angola
Ocean Rig Poseidon	2011/6th	10,000	40,000	ENI Angola S.p.A.	Q2 2013–Q2 2016	$690,300	(8)	Angola
				ENI Angola S.p.A.(10)	Q2 2016-Q2 2017	$539,150		Angola
Ocean Rig Mykonos	2011/6th	10,000	40,000	Petroleo Brasileiro S.A.	Q1 2012–Q1 2015	$ 433,044	(4)	Brazil
				Petroleo Brasileiro S.A.	Q1 2015–Q1 2018	$514,090	(5)	Brazil
Ocean Rig Mylos	2013/7th	12,000	40,000	Repsol Sinopec Brasil S.A.	Q3 2013–Q3 2016	$637,270	(9)	Brazil
Ocean Rig Skyros	2013/7th	12,000	40,000	ENI Angola S.p.A.(7)	Q2 2015-Q3 2015	$355,000		Nigeria, Angola
				Total E&P Angola	Q4 2015-Q3 2021	$592,834		Angola
Ocean Rig Athena	2014/7th	12,000	40,000	ConocoPhillips Angola 36 & 37 Ltd	Q1 2014–Q2 2017	$662,523	(10)	Angola
Ocean Rig Apollo	Q1 2015/7th	12,000	40,000	Total E&P Congo	Q1 2015-Q2 2018	$594,646	(11)	West Africa
Newbuilding Drillships
Ocean Rig Santorini	Q2 2016/7th	12,000	40,000
Ocean Rig TBN#1	Q1 2017/7th	12,000	40,000
Ocean Rig TBN#2	Q2 2017/7th	12,000	40,000

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

(3)          The contract has a minimum duration of 260 days and includes two options of up to eight wells each, the first of which must be exercised prior to the commencement of the contract and the other one must be exercised before the expiration of the firm and option contract period.

(4)           Approximately 20% of the maximum dayrates are service fees paid to us in Brazilian Real (R$). The maximum dayrate disclosed in this table is based on the February 24, 2015 exchange rate of R$2.87:$1.00.

(5)            We have been awarded extensions of the drilling contracts for the Ocean Rig Corcovado and the Ocean Rig Mykonos by Petrobras for drilling offshore Brazil. The term of each extension is for 1,095 excluding reimbursement by Petrobras for contract related equipment upgrades. The new contracts will commence in direct continuation from the end of the current agreements with Petrobras, in the first and second quarter of 2015, respectively.

(6)           Total E&P Angola has notified us its intentions to redeliver the Ocean Rig Olympia on completion of its present well expected in the first quarter of 2015 and ahead of the contractual redelivery date of August 2015. We are presently in discussions with Total EP Angola and intend to legally defend our rights should we fail to reach an amicable solution.

(7)            On January 8, 2015, we, entered into an Omnibus Agreement with ENI Angola S.p.A pursuant to which pursuant to which ENI has exercised its option to extend the contract for the drillship Ocean Rig Poseidon for a further one year until the second quarter of 2017. As part of the contract extension for the Ocean Rig Poseidon, Ocean Rig has agreed to adjust the existing dayrate of the Ocean Rig Poseidon contract in exchange for ENI agreeing to enter into two contracts (the "ENI contracts") for the employment of one or more of Ocean Rig's available drillships in West Africa starting in the first quarter of 2015 for an aggregate period of approximately 8 months. The Agreement outlined above remains subject to customary closing conditions including the approval by national authorities which we expect will be obtained before the end of the first quarter of 2015.

(8)           The maximum dayrate of $690,300 is the average maximum dayrate applicable during the initial three-year term of the contract. Under the contract, the initial maximum dayrate of $670,000 will increase annually at a rate of 3%, beginning twelve months after the commencement date, during the term of the contract. ENI has the option to extend the term of the contract by two optional periods of one-year each.

(9)           On November 4, 2013 the Ocean Rig Mylos commenced drilling operations with Repsol at an average maximum dayrate of approximately $637,270 over the initial term of the contract. Under the contract, Repsol has options to extend the contract for up to two years beyond the initial three-year contract period.

(10)           On June 7, 2014, the Ocean Rig Athena commenced drilling operations with ConocoPhillips at an average maximum dayrate of $662,523 which is the average maximum dayrate applicable during the initial three-year term of the contract. Under the contract, the initial maximum dayrate is subject to a fixed annual escalation of approximately 6% during the contract period. Under the contract, ConocoPhillips has the option to extend the initial contract period by up to two years.

(11)           The maximum dayrate of approximately $594,646 is the average maximum dayrate applicable during the initial three-year term of the contract. Under the contract, the initial maximum dayrate of $580,000 is subject to a fixed escalation of 2% during the contract period. Under the contract, the counterparty has the option to extend the initial contract period by up to two years.

Newbuilding Drillships

We have entered into contracts for the construction of three seventh generation drillships, two of which are new integrated design drillships and all are equipped with two blow-out preventers, scheduled for delivery in June 2016, February 2017 and June 2017, respectively, in connection with which we had made total payments of $280.2 million to Samsung, as of December 31, 2014. The estimated total project cost for these drillships is approximately $2.1 billion.

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

The Eirik Raude is currently undergoing the acceptance testing and it is expected to commence a six well drilling contract for drilling offshore Falkland Islands with Premier Oil Exploration and Production Ltd, or Premier, with a duration of approximately 260 days at a maximum dayrate of $561,350 under the initial term of the contract, plus a mobilization fee of $18.0 million. Under the contract, Premier has two options to extend the term of the contract by 8 additional wells each.

Employment of Our Drillships

The Ocean Rig Corcovado is currently employed under a three-year drilling contract, plus a mobilization period with Petrobras Brazil for drilling operations offshore Brazil at a maximum dayrate of $ 439,402 (including service fees of $ 67,722 per day, based on the contracted rate in Real per day and the February 24, 2015 exchange rate of R$2.87:USD $1.00), plus a mobilization fee of $30.0 million. The contract has been extended for 1,095 at an average dayrate of $523,306, plus reimbursement by Petrobras for contract related equipment upgrades of $30.0 million.

The Ocean Rig Olympia commenced a three-year drilling contract with Total E&P Angola in July 2012 for drilling operations offshore West Africa at a maximum dayrate of $ 585,437, plus mobilization and demobilization fees of $9.0 million and $3.5 million, respectively, plus the cost of fuel. Total E&P Angola has notified us its intentions to redeliver the Ocean Rig Olympia on completion of its present well expected in the first quarter of 2015 and ahead of the contractual redelivery date of August 2015. We are presently in discussions with Total EP Angola and intend to legally defend our rights should we fail to reach an amicable solution. The Ocean Rig Olympia will be employed under the ENI contracts for drilling operations offshore Angola in November 2015 with an estimated backlog of approximately $21.7 million.

The Ocean Rig Poseidon commenced a three-year drilling contract with ENI Angola S.p.A., or ENI, in May 2013 for drilling operations offshore Angola at a maximum dayrate of $690,300, which is the average maximum dayrate applicable during the initial three-year term of the contract.  During the term of the contract, the initial maximum dayrate of $670,000 will increase annual at a rate of 3%, beginning twelve months after the commencement date.  The contract also includes a mobilization rate of $656,600 per day, plus reimbursement for the cost of fuel, and a demobilization fee of $5.0 million.  In January 2015, ENI has exercised its option to extend the contract for the drillship Ocean Rig Poseidon for a further one year until the second quarter of 2017 with an adjusted dayrate in exchange of the ENI contracts. The new average maximum dayrate, under the extension, will be $539,750.

The Ocean Rig Mykonos commenced a three-year drilling contract, plus a mobilization period, with Petrobras Brazil, on September 30, 2011, for drilling operations offshore Brazil at a maximum dayrate of $ 433,044 (including service fees of $ 65,404 per day, based on the contracted rate in Real and the February 24, 2015 exchange rate of R$2.87: $1.00), plus a mobilization fee of $30.0 million. The contract is scheduled to expire in March 2015. The contract has been extended for 1,095 at an average dayrate of $514,090 , plus reimbursement by Petrobras for contract related equipment upgrades of $30.0 million.

The Ocean Rig Mylos commenced a three-year drilling contract with Repsol for drilling operations offshore Brazil in August 2013 at a maximum dayrate of $ 637,270, which is the average maximum dayrate applicable during the initial three-year term of the contract, plus a mobilization fee of $40.0 million. Under the contract, Repsol has options to extend the contract for one year beyond the initial three-year contract period.

The Ocean Rig Skyros, which is currently idle,  will be employed under the ENI contracts for drilling operations offshore Nigeria and Angola in March 2015 with an estimated backlog of approximately $68.6 million. In November 2015, the Ocean Rig Skyros will commence its six year contract with Total for drilling operations offshore Angola. Under the contract, we are entitled to a maximum dayrate of approximately $592,834, which is the average maximum dayrate applicable during the initial six-year term of the contract, plus mobilization fees of $20 million. Under the contract, the initial maximum dayrate is subject to a fixed annual escalation of 2% during the contract period.

The Ocean Rig Athena commenced a three-year drilling contract with ConocoPhillips for drilling operations offshore Angola in March 2014 at a maximum dayrate of $ 662,523, which is the average maximum dayrate applicable during the initial three-year term of the contract, plus a lump-sum mobilization fee of $35.2 million, exclusive of fuel costs. Under the contract, the initial maximum dayrate is subject to a fixed annual escalation of approximately 2% during the contract period. In addition, ConocoPhillips has the option to extend the duration of the contract for two years.

We have also entered into a three-year contract with Total E&P Congo for drilling operations offshore West Africa with an estimated backlog of approximately $692.6 million, including mobilization, for the Ocean Rig Apollo, our seventh generation drillship delivered on March 5, 2015. The contract is scheduled to commence in the first quarter of 2015. In addition, Total has the option to extend the term of the contract for four periods of six months each, with the first option exercisable not less than one year before completion date.

The total contracted backlog under our drilling contracts for our drilling units, including our drilling rigs, as of February 24, 2015, was $5.2 billion. We calculate our contract backlog by multiplying the contractual dayrate under all of our employment contracts for which we have firm commitments as of February10, 2015, by the minimum expected number of days committed under such contracts (excluding any options to extend), assuming full utilization. There can be no assurance that the counterparties to such contracts will fulfill their obligations under the contracts. See the section of this annual report entitled "Item 3. Key Information—Risk Factors—Risks Relating to Our Company—Our future contracted revenue for our fleet of drilling units may not be ultimately realized."

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

The Offshore Drilling Industry

In recent years, the international drilling market has seen an increasing trend towards deep and ultra-deepwater oil and gas exploration. As shallow water resources mature, deep and ultra-deepwater regions are expected to play an increasing role in offshore oil and gas exploration and production. According to industry sources, the industry-wide global ultra-deepwater market has seen rapid development over the last six years, with dayrates increasing from approximately $180,000 in 2004 to above $600,000 in 2008 and as of February 2015, the market level is approximately $530,000. The ultra-deepwater market rig utilization rate has been stable, above 80% since 2000 and above 97% since 2006. The operating units capable of drilling in ultra-deepwater depths of greater than 7,500 feet consist mainly of fifth, sixth and seventh generation units, and also include certain older upgraded units. The in-service fleet as of February 2015 totaled 165 units, and is expected to grow to 228 units upon the scheduled delivery of the current newbuild orderbook by the end of 2020. Historically, an increase in supply has caused a decline in utilization and dayrates until drilling units are absorbed into the market. Accordingly, dayrates have been very cyclical. We believe that the largest undiscovered offshore reserves are mostly located in ultra-deepwater fields and primarily located in the "golden triangle" between West Africa, Brazil and the Gulf of Mexico, as well as in East Africa, Australia and Southeast Asia. The location of these large offshore reserves has resulted in more than 90% of the floating drilling unit, or floater, orderbook being represented by ultra-deepwater units. Furthermore, due to increased focus on technically challenging operations and the inherent risk of developing offshore fields in ultra-deepwater, particularly in light of the Deepwater Horizon accident in the Gulf of Mexico, in which we were not involved, oil companies have already begun to show a preference for modern units more capable of drilling in these challenging environments.

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

Our Customers

Our customers are generally major oil companies, integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. We, together with our predecessor, Ocean Rig ASA, have an established history with 237 wells drilled in 20 countries for 31 different customers as of February 2015.

For the years ended December 31, 2012, 2013 and 2014, the following customers, which represent all of our customers for the years indicated, accounted for more than 10% of our consolidated annual revenues:

	Year ended December 31,
	2012	2013	2014
Customer A	-	-	14%
Customer B	49%	33%	18%
Customer C	18%	-	-
Customer D	12%	-	-
Customer E	-	13%	12%
Customer F	-	18%	30%
Customer G	-	12%	14%

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

Competition

The offshore contract drilling industry is competitive with numerous industry participants, few of which at the present time have a dominant market share. The drilling industry has experienced consolidation in recent years and may experience additional consolidation, which could create additional large competitors. Many of our competitors have significantly greater financial and other resources, including more drilling units, than us. We compete with offshore drilling contractors that, as of February 2015, together have approximately 165 ultra-deepwater drilling units worldwide, defined as units with water depth capacity of 7,500 feet or more.

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

Environmental and Other Regulations

Our offshore drilling operations include activities that are subject to numerous international, federal, state and local laws and regulations, including, the International Maritime Organization, or IMO, International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including designation of Emission Control Areas, or ECAs, thereunder, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the IMO International Convention on Load Lines of 1966, as from time to time amended, the International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, or EPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, European Union regulations, and Brazil's National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part.

For example, the IMO, has adopted MARPOL Annex VI to regulate harmful air emissions from ships, which include drilling rigs and drillships. Amendments to the Annex VI regulations which entered into force on July 1, 2010, require a progressive reduction of sulfur oxide levels in heavy bunker fuels and create more stringent nitrogen oxide emissions standards for marine engines in the future. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, and in January 1, 2014, the United States Caribbean Sea was designated ECA. We may incur costs to comply with these revised standards. Rigs and drillships must comply with MARPOL limits on emissions of sulfur oxide, nitrogen oxide, chlorofluorocarbons and other air pollutants, except that the MARPOL limits do not apply to emissions that are directly related to drilling, production, or processing activities. We believe that all of our drilling units are currently compliant in all material respects with these regulations.

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

The U.S. Bureau of Safety and Economic Enforcement, or BSEE, periodically issues guidelines for rig fitness requirements in the Gulf of Mexico and may take other steps that could increase the cost of operations or reduce the area of operations for our units, thus reducing their marketability. Implementation of BSEE guidelines or regulations may subject us to increased costs or limit the operational capabilities of our units and could materially and adversely affect our operations and financial condition.

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

C.            Organizational Structure

For a full list of our subsidiaries, please see Exhibit 8.1 to this annual report. All of the subsidiaries are, directly or indirectly, wholly-owned by Ocean Rig UDW Inc., except for Ocean Rig Deepwater Drilling Ltd., of which all but one of the issued and outstanding shares is owned indirectly by Ocean Rig UDW Inc. and the remaining outstanding share is owned by a director of the company, and Ocean Rig Angola Ltd., which is 51% owned by Angolan shareholders and 49% indirectly owned by Ocean Rig UDW Inc. and Ocean Energean Oil & Gas Limited of Cyprus, in which Ocean Rig UDW Inc. is a 50% shareholder.

As March 2, 2015, DryShips (NASDAQGS: DRYS) owned approximately 59.2% of our total outstanding common shares.

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

A.             Operating Results

Overview

We are an international offshore drilling contractor providing oilfield services and drilling vessels for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. We, through our wholly-owned subsidiaries, currently own and operate two modern, fifth generation ultra-deepwater semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, four sixth generation advanced capability ultra-deepwater drillships, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon, and the Ocean Rig Mykonos, which were delivered to us on January 3, 2011, March 30, 2011, July 28, 2011 and September 30, 2011, respectively and four seventh generation advanced capability ultra-deepwater drillships, the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo which were delivered to us on August 19, 2013 and December 20, 2013, March 24, 2014 and March 5, 2015, respectively. We have newbuilding contracts with Samsung for the construction of three seventh generation drillships the Ocean Rig Santorini, which is equipped with two blow-out preventers, scheduled to be delivered in June 2016, and the two new integrated design drillships, both equipped with two blow-out preventers scheduled for delivery in February 2017 and June 2017, respectively.

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

Effective as of August 2013, we issued an aggregate of 150,000 restricted common shares to our Chief Executive Officer under the Ocean Rig UDW Inc. 2012 Equity Incentive Plan.

Effective as of August 2014, we issued an aggregate of 150,000 restricted common shares to our Chief Executive Officer under the Ocean Rig UDW Inc. 2012 Equity Incentive Plan.

Effective as of January 2015, we issued an aggregate of 300,000 restricted common shares to our Chief Executive Officer under the Ocean Rig UDW Inc. 2012 Equity Incentive Plan.

As of March 2, 2015, DryShips owned approximately 59.2% of our common shares.

Our Drilling Rigs

Our drilling rigs are marketed for offshore exploration and development drilling programs worldwide, with particular focus on drilling operations in ultra-deepwater and harsh environments. The Leiv Eiriksson, delivered in 2001, has a water depth drilling capacity of 10,000 feet.  Since 2001, it has drilled 59 deepwater and ultra-deepwater wells as of February 2014 in a variety of locations, including Angola, Congo, Greenland, Turkey, Norway, the United Kingdom and Ireland, in addition to five shallow-water wells.

The Eirik Raude, delivered in 2002, has a water depth drilling capacity of 10,000 feet. Since 2002, it has drilled 82 deepwater and ultra-deepwater wells as of February 2014 in countries such as Canada, Ghana, Norway, Ivory Coast and the United Kingdom, and the Gulf of Mexico, in addition to six shallow-water wells.

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

We took delivery of the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo, our four seventh generation advanced capability ultra-deepwater drillships on August 19, 2013, December 20, 2013, March 24, 2014 and March 5, 2015, respectively. The total cost of construction and construction-related expenses for the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and Ocean Rig Apollo amounted to approximately $718.3 million, $724.4 million, $728.6 million, and 712.3 million, respectively. Construction-related expenses include equipment purchases, commissioning, supervision and commissions to related parties, excluding financing costs.

In addition, we have entered into contracts for the construction of three seventh generation drillships, two of which are new integrated design drillships and all are equipped with two blow-out preventers, scheduled for delivery in June 2016, February 2017 and June 2017, respectively, in connection with which we had made total payments of $280.2 million to Samsung, as of December 31, 2014. The estimated total project cost for these drillships is approximately $2.1 billion.

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

We believe that the most important measures for analyzing trends in the results of our operations consist of the following:

●	Employment Days: We define employment days as the total number of days the drilling units are employed on a drilling contract.

●	Dayrates or maximum dayrates: We define drilling dayrates as the maximum rate in U.S. Dollars possible to earn for drilling services for one 24 hour day at 100% efficiency under the drilling contract. Such dayrate may be measured by quarter-hour, half-hour or hourly basis and may be reduced depending on the activity performed according to the drilling contract.

●	Economic utilization: We measure our revenue earning performance over a period as a percentage of the maximum revenues that we could earn under our drilling contracts in such period.More specifically, all drilling contracts provide for an operating or base rate that applies for the period during which the drillship is operational and at the client's drilling location.Furthermore,drilling contracts generally provide for a general repair allowance for preventive maintenance or repair of equipment;such allowance varies from contract to contract,and we may be compensated at the full operating dayrate or at a reduced operating day rate for such general repair allowance.Inaddition,drilling contracts typically provide for situations where the drillships would operate at reduced operating dayrates,such as, among other things:a standby rate,where the drillship is prevented from commencing operations for reasons such as bad weather,waiting for customer orders, waiting on other contractors; a moving rate, where the drillship is in transit betweenl ocations; a reduced performance rate in the eventofmajor equipment failure;or a force majeure rate in the event of a force majeure that causes the suspension of operations.At these instances we are compensated with a portion of the base rate. In addition there are circumstances that due to equipment failure or other events defined in our drilling contracts, we do not earn the base rate..

●	Mobilization / demobilization fees: In connection with drilling contracts, we may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling vessels, dayrate or fixed price mobilization and demobilization fees.

●	Revenue: For each contract, we determine whether the contract, for accounting purposes, is a multiple element arrangement, meaning it contains both a lease element and a drilling services element, and, if so, identify all deliverables (elements). For each element we determine how and when to recognize revenue.

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

Interest and Finance Costs

As of December 31, 2014, 2013 and 2012, we had total indebtedness of $4.5 billion, $4.1 billion and $2.9 billion, respectively. We capitalize our interest on the debt we have incurred in connection with our drillships under construction.

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

Impairment of long-lived assets:    We review for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, we review our assets for impairment on a drilling rig by drilling rig and drillship by drillship and asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. We evaluate the carrying amounts of our drilling rigs and drillships by obtaining independent appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, drilling rig/drillship sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the drilling rigs' and drillships' future performance, with the significant assumptions being related to drilling rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each drilling rig/drillship. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, we determine undiscounted projected net operating cash flows for each drilling rig/drillship and compare them to the drilling rig or drillship's carrying value. The projected net operating cash flows are determined by considering the drilling revenues from existing drilling contracts for the fixed days and an estimated daily rate equivalent for the unfixed days. The salvage value used in the impairment test is estimated to be $35 million and $50 million for drilling rigs and drillships, respectively, in accordance with our depreciation policy. If our estimate of undiscounted future cash flows for any drilling rig or drillship is lower than the carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long drilling rates and drilling rig and drillship values will remain at their currently high levels. As a result of the impairment review, we determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2012, 2013 and 2014.

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

Results of Operations

Included in this document are our audited consolidated historical financial statements for the years ended December 31, 2014, 2013 and 2012.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

	Year Ended December 31, 2013	Year Ended December 31, 2014	Change	Percentage Change

REVENUES:
Total revenues	1,180,250	1,817,077	636,827	54.0%

EXPENSES:
Drilling rigs and drillships operating expenses	504,957	727,832	222,875	44.1%
Depreciation and amortization	235,473	324,302	88,829	37.7%
General and administrative expenses	126,868	131,745	4,877	3.8%
Legal settlements and other, net	6,000	(721)	(6,721)	(112.0)%
Operating income	306,952	633,919	326,967	106.5%

OTHER INCOME/(EXPENSES):
Interest and finance costs	(220,564)	(300,131)	(79,567)	36.1%
Interest income	9,595	12,227	2,632	27.4%
Gain/(Loss) on interest rate swaps	8,616	(12,671)	(21,287)	(247.1)%
Other, net	3,315	4,282	967	29.2%
Total other expenses, net	(199,038)	(296,293)	(97,255)	48.9%

Income before income taxes	107,914	337,626	229,712	212.9%
Income taxes	(44,591)	(77,823)	(33,232)	74.5%
Net Income	63,323	259,803	196,480	310.3%

Revenues

Revenues from drilling contracts increased by $636.8 million, or 54.0%, to $1,817.1 million for the year ended December 31, 2014, as compared to $1,180.3 million for the year ended December 31, 2013. The increase is primarily attributable to the increased revenues from the Ocean Rig Mylos and the Ocean Rig Skyros, which were added to the current fleet in the third and fourth quarter of 2013, amounting to $424.2 million in aggregate, the revenue from the Ocean Rig Athena, which was added to the current fleet in the first quarter of 2014, amounting to $144.3 million and the revenue of the Ocean Rig Apollo, which contributed $0.5 million due to recharges while under construction as agreed under contract terms. Furthermore, there was an increase in revenues earned by the Ocean Rig Corcovado, the Ocean Rig Poseidon and the Leiv Eiriksson which contributed an additional $110.4 million in revenues during the year ended December 31, 2014, as compared to the same period in 2013. This increase was partly offset by the decreased revenues earned by the Ocean Rig Olympia, the Ocean Rig Mykonos and the Eirik Raude, which contributed $42.5 million less in revenues for the year ended December 31, 2014, as compared to the same period in 2013. The maximum day-rates for the contracts on which our drilling units were employed during the year ended December 31, 2014, ranged between approximately $438,000 and $690,100 per day. The maximum day rates for the contracts on which our drilling units were employed during the year ended December 31, 2013, ranged between approximately $ 431,000 and $ 670,000 per day.

Operating expenses
Drilling rigs and drillships operating expenses increased by $222.8 million, or 44.1%, to $727.8 million for the year ended December 31, 2014, compared to $505.0 million for the year ended December 31, 2013. The increase in operating expenses was mainly due to the addition of the Ocean Rig Athena to the current fleet, resulting to operating expenses amounting to $46.9 million. Additionally, the significant increase is also due to the Ocean Rig Skyros and the Ocean Rig Mylos which were added to the current fleet in the second and third quarter of 2013, amounting to $165.2 million. Furthermore, the Ocean Rig Olympia, the Ocean Rig Mykonos the Ocean Rig Corcovado and the Leiv Eiriksson resulted to increased operating expenses amounting to $27.9 million. The total increase was partly offset by the decrease in operating expenses of the Eirik Raude which amounted to $15.0 million in aggregate, whereas the operating expenses of the Ocean Rig Poseidon remained approximately the same for the years ended 2013 and 2014.

Depreciation and amortization expense
Depreciation and amortization expense increased by $88.8 million, or 37.7%, to $324.3 million for the year ended December 31, 2014, as compared to $235.5 million for the year ended December 31, 2013. The increase in depreciation and amortization expense was mainly attributable to the depreciation expense of the Ocean Rig Athena which was added to the current fleet, amounting to $23.9 million as well as the increased depreciation of the Ocean Rig Mylos and Ocean Rig Skyros which were added to the fleet in the third and fourth quarter of 2013, amounting to $51.4 million. Furthermore, the Ocean Rig Mykonos, the Ocean Rig Corcovado and the Leiv Eiriksson resulted to increased depreciation expense amounting to $15.0 million in aggregate. This increase was partly offset by the decrease in depreciation expense of $1.5 million in aggregate of the Eirik Raude and the offices. The depreciation expense charged for the Ocean Rig Poseidon and Ocean Rig Olympia, remained approximately the same for the year ended December 31, 2014, as compared to the corresponding period in 2013.

General and administrative expenses
General and administrative expenses increased by $4.8 million, or 3.8%, to $131.7 million for the year ended December 31, 2014, as compared to $126.9 million for year ended December 31, 2013. This increase is mainly due to increased costs for the operation of the offices in Athens and increased consultancy fees.

Legal Settlements and other, net
A gain of $0.7 million was realized for the year ended December 31, 2014, as compared to a loss of $6.0 million during the year ended December 31, 2013 resulting to an increase of $6.7 million or 111.7%. The amount of $6.0 million (loss) in legal settlements for 2013 is mainly related to a claim settlement related to revenue under dispute of the operation of the Ocean Rig Corcovado in Greenland during 2011.The amount of $0.7 million relates to write off of claims from Samsung, cancellation fees  and credit notes received during the year ended 2014.

Interest and finance costs
Interest and finance costs increased by $79.5 million, or 36.0%, to $300.1 million for year ended December 31, 2014, compared to $ 220.6 million for the year ended December 31, 2013. The increase is mainly due to the non- cash write offs and breakage cost fees resulting from the full repayment of the $1.35 billion senior secured credit facility totaling $22.0 million and write offs and redemption costs associated with the full refinancing of the Company's $500.0 million 9.5% senior unsecured notes due 2016 totaling to $32.6 million as well as the higher level of debt and interest rate during the year ended December 31, 2014.

Interest income
Interest income increased by $2.6 million, or 27.1%, to $12.2 million for the year ended December 31, 2014, compared to $9.6 million for the year ended December 31, 2013. The increase was mainly due to higher interest rates on our deposits and the duration of our time deposits during 2014 as compared to 2013.

Gain/ (Loss) on interest rate swaps
Losses on interest rate swaps increased by $21.3 million, or 247.7%, to $12.7 million for year ended December 31, 2014, as compared to a gain of $8.6 million for the year ended December 31, 2013. The losses for the year ended December 31, 2014 was mainly due to payments of swap's interest.

Other, net
Other, net increased by $1.0 million, or 30.3% to a gain of $4.3 million for year ended December 31, 2014, compared to a gain of $3.3 million for the year ended December 31, 2013. The increase is mainly due to foreign currency exchange rate differences.

Income taxes
Income taxes increased by $33.2 million, or 74.4%, to $77.8 million for year ended December 31, 2014, compared to $44.6 million for the year ended December 31, 2013. Because our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

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

Revenues

Revenues from drilling contracts increased by $238.4 million, or 25.3%, to $1,180.3 million for the year ended December 31, 2013, as compared to $941.9 million for the year ended December 31, 2012. The increase is primarily attributable to the revenue from equipment testing of the Ocean Rig Skyros amounting to $2.1 million; the revenue of the Ocean Rig Mylos which was added to the Company's current fleet , amounting to $41.5 million and the revenue of the Ocean Rig Athena which contributed $0.7 million due to recharges while under construction as agreed under contract terms. Furthermore, there was an increase in operation days of the Ocean Rig Mykonos, the Ocean Rig Olympia and the Ocean Rig Corcovado within the period, as a result of the decrease in mobilization days due to the mobilization of the respective drillships to their drilling locations, which contributed, in aggregate, $521.5 million of revenues during the year ended December 31, 2013, as compared to $415.2 million during the same period in 2012. This increase was partly offset by the decreased revenues earned by the Ocean Rig Poseidon, which contributed $16.0 million less in revenues for the year ended December 31, 2013, as compared to the same period in 2012. The Eirik Raude and the Leiv Eiriksson, contributed an additional $103.8 million in revenues during the year ended December 31, 2013, as compared to the same period in 2012.  The maximum dayrates for the contracts on which our drilling units were employed during the year ended December 31, 2013, ranged between approximately $431,000 and $670,000 per day. The maximum day rates for the contracts on which our drilling units were employed during the year ended December 31, 2012, ranged between approximately $ 440,000 and $ 670,000 per day.

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

Depreciation and amortization expense

Depreciation and amortization expense for the drilling units increased by $11.0 million, or 4.9%, to $235.5 million for the year ended December 31, 2013, as compared to $224.5 million for the year ended December 31, 2012. The increase in depreciation and amortization expense was mainly attributable to the depreciation expense of Ocean Rig Mylos and Ocean Rig Skyros which were added to the current fleet, amounting to $12.3 million as well as the increased depreciation of the Ocean Rig Mykonos, the Ocean Rig Olympia and the Leiv Eiriksson amounting to $5.6 million in aggregate and the increase in the office depreciation expense by $0.4 million. This increase was partly offset by the decrease in depreciation expense of $7.3 million in aggregate related to the depreciation of the Ocean Rig Corcovado and the Eirik Raude. The depreciation expense charged for the Ocean Rig Poseidon remained approximately the same for the year ended December 31, 2013, as compared to the corresponding period in 2012.

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

B.             Liquidity and Capital Resources

As of December 31, 2014, we had $2.6 million of restricted cash relating mainly to bank deposits which are blocked or pledged as cash collateral. Our restricted cash balances as of December 31, 2014 decreased by $51.0 million, or 95.1%, to $2.6 million, compared to $53.6 million as of December 31, 2013. The decrease in restricted cash balances was primarily due to the release of $50 million due to the repayment of our $1.35 billion senior secured credit facility.

As of December 31, 2014, we had $ 528.9 million of cash and cash equivalents. Our cash and cash equivalents decreased by $76.6 million, or 12.7%, to $528.9 million as of December 31, 2014, compared to $605.5 million as of December 31, 2013. The decrease in our cash and cash equivalents relates mainly to the payments of yard installments and capital upgrades amounting to $749.0  million in the aggregate, loan repayments amounting to $1,862.2 million, dividend payments amounting to $75.2 and investments in parent company amounting to $120,000 million, which were partly offset by proceeds from our loans and credit facilities of $2,250.0 million and net cash provided by operating activities of $469.8 million. As of December 31, 2014 and December 31, 2013, we had total indebtedness, on a consolidated basis, of $4.5 billion and $4.1 billion, respectively, under our outstanding debt agreements, excluding unamortized financing fees. Our total indebtedness as of December 31, 2014 increased by $0.4 billion, or 9.8%, to $4.5 billion, compared to $4.1 billion as of December 31, 2013 due to the $1.3 billion term loan and 7.25% senior unsecured notes entered in July 2014 and March 2014, respectively, which were partly offset by loan payments and repayments made during 2013.

As of December 31, 2014, the aggregate available undrawn amounts under our facilities at December 31, 2014, are nil. As of December 31, 2014, we were in compliance with all covenants related to our outstanding debt agreements. Please refer to the discussion on Long-term Debt as detailed in Note 9 of our audited consolidated financial statements.

As of December 31, 2014, our total purchase commitments consisted of the estimated remaining construction expenses of approximately $1.8 billion relating to the construction of our three seventh generation drillships under construction, which are scheduled to be delivered in June 2016, February 2017 and June 2017, respectively. The estimated total project cost per drillship under construction, excluding financing costs, is approximately $644.0 million, $728.0 million and $728.0 million, respectively. As of December 31, 2014, we have made pre-delivery payments of $280.2 million in the aggregate for these newbuilding drillships. The estimated remaining total construction payments for these drillships, excluding financing costs, amounted to approximately $1.8 billion in the aggregate as of December 31, 2014. We have not yet arranged financing for the remaining construction payments relating to the construction of our three seventh generation drillships, one of which is  scheduled for delivery during 2016 and the other two are scheduled for delivery during 2017. We plan to finance these remaining payments,with new debt or equity financing, which we have not yet secured in full.   We cannot be certain that we will be able to obtain the additional financing we need to complete the acquisition of our seventh generation drillships on acceptable terms or at all.

Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital surplus amounted to $560.5 million as of December 31, 2014, as compared to a working capital surplus of $466.1 million as of December 31, 2013.  The increase in working capital surplus as of December 31, 2014, as compared to December 31, 2013, is primarily due to the decrease of the debt falling due within a year.

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

Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the drilling market deteriorate, or should we experience poor results in our operations, cash flow from operations may be reduced. As of December 31, 2014, assuming the drilling or financing markets do not deteriorate, we believe that our current cash balances and operating cash flow, together with the proceeds of any debt or equity issuances in the future, will be sufficient to meet our liquidity needs for the next 12 months, including minimum cash requirements under our secured credit facilities, under which $32.0 million is due in 2015 and our newbuilding contracts, under which an aggregate of approximately $566.3 million is due in 2015. Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.

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

As of December 31, 2014, we were in compliance with all covenants related to our debt agreements.

If our indebtedness is accelerated pursuant to the cross-default or cross-acceleration provisions contained therein, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our drilling units if any of our lenders or the trustee and collateral agent under the indenture governing our Senior Secured Notes move to foreclose their liens on the collateral securing the agreements. We expect that cash on hand and cash generated from operations would be sufficient to repay our facilities that have cross-default provisions, which amounted to approximately $4.0 billion in the aggregate, excluding our 7.25% senior unsecured notes, as of December 31, 2014. However, in the event we do not have sufficient cash on hand and cash generated from operations to repay our indebtedness that has cross-default provisions, if that debt were to be accelerated by our lenders or the trustee or noteholder collateral agent, we would have to seek to access the capital markets to fund the mandatory payments and we cannot guarantee that such financing will be available on attractive terms or at all.

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

At any time on or after October 1, 2015, the Issuer may redeem some or all of the Senior Secured Notes at specified redemption prices, plus accrued and unpaid interest on the Senior Secured Notes redeemed.  Prior to October 1, 2015, the Issuer may, at its option, redeem up to 35% of the aggregate original principal amount of the Senior Secured Notes with the net proceeds of one or more equity offering at a price equal to 106.5% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of redemption.  In addition, prior to October 1, 2015, the Issuer may redeem all or a portion of the Senior Secured Notes at a redemption price equal to 100% of the outstanding principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption, plus a "make whole" premium.  Also prior to October 1, 2015, the Issuer may, not more than once in any twelve-month period, redeem up to 10% of the original principal amount of the Senior Secured Notes at a redemption price equal to 103% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption.

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

As of December 31, 2014, we had outstanding borrowings amounting to $1,876.3 million under this facility.

$1.3 billion Senior Secured Term Loan B Facility
On July 25, 2014, Ocean Rig's wholly owned subsidiary, Drillships Ocean Ventures Inc., entered into a $1.3 billion Senior Secured Term Loan B ("New Term Loan B") facility to refinance the $1.35 billion Senior Secured Credit Facility, which had an outstanding loan balance of approximately $1.3 billion on that date. The unamortized balance of the deferred finance fees associated with the loan repaid, amounting to approximately $19.8 million, was written off in the consolidated statement of operations upon the extinguishment of the related debt in July 2014. In addition, restricted cash of $75.0 million associated with the respective debt was released upon the repayment.  The New Term Loan B facility which is secured primarily by first priority mortgages on the vessels, Ocean Rig Mylos, Ocean Rig Skyros and Ocean Rig Athena, bears interest at a fixed rate and matures on July 25, 2021.
As of December 31, 2014, we had outstanding borrowings amounting to $1,296.8 million under this facility.

Ocean Rig's 7.25% senior unsecured notes due 2019

On March 26, 2014, Ocean Rig issued $500.0 million aggregate principal amount of 7.25% senior unsecured notes due 2019 (the "7.25% Senior Unsecured Notes"), offered in a private placement, resulting in net proceeds of approximately $493.6 million. The 7.25% Senior Unsecured Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness. Ocean Rig used the net proceeds from the offering of the 7.25% Senior Unsecured Notes, together with cash on hand and repurchased $462.3 million of its 9.5% Senior Unsecured Notes, of which $500 million in aggregate principal amount was outstanding prior to closing of the 7.25% Senior Unsecured Notes Offering, at a tender premium of 105.375%, while the remaining $37.7 million, was redeemed at a redemption price of 104.5% on May 13, 2014.
The 7.25% Senior Unsecured Notes are not guaranteed by any of the Company's subsidiaries. Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require the Company to purchase all outstanding notes at a redemption price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The contractual semi-annual coupon interest rate is 7.25% per year.

Repaid Debt Agreements

$1.35 billion Senior Secured Credit Facility

On February 28, 2013, Drillships Ocean Ventures Inc., our wholly-owned subsidiary, entered into a secured term loan facilities agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, in the amount of $1.35 billion to partially finance the construction costs of the Ocean Rig Mylos and the Ocean Rig Skyros, which were delivered during 2013, and the Ocean Rig Athena delivered in March 2014.  The facilities agreement were comprised of three secured credit facilities of up to $150 million each (one relating to each of the aforementioned seventh generation drillships) made available by the commercial lenders, or the Commercial Facilities, three term loan facilities of up to $150 million each (one relating to each of the aforementioned seventh generation drillships) made available by Eksportkreditt Norge AS, or the Eksportkreditt GIEK Facilities, and three term loan facilities of up to $150 million each (one relating to each of the aforementioned seventh generation drillships) made available by the Export-Import Bank of Korea, or the Kexim Facilities.  All term loan facilities bore interest at LIBOR plus a margin and were repayable in quarterly installments, beginning three months after the delivery of the first drillship. The Commercial Facilities matured five years after the first repayment date while the Eksportkreditt GIEK Facilities and Kexim Facilities mature five or eleven years after the first repayment date at the lenders option.

On August 30, 2013, we signed a supplemental agreement to amend certain provisions in its $1.35 billion secured term loan facility dated February 28, 2013.  On July 25, 2014, this facility was refinanced by the $1.3 billion Senior Secured Term Loan B Facility (see above).

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

The 9.5% Senior unsecured notes were repurchased or redeemed by proceeds from the 7.25% senior unsecured notes offering discussed above, together with cash on hand.

Two $562.5 million senior secured credit facilities, amended to $495.0 million each, or the Deutsche Bank credit facilities

On July 18, 2008, Drillship Kithira Owners Inc. and Drillship Skopelos Owners Inc., majority-owned subsidiaries and the owners of our drillships, the Ocean Rig Poseidon and the Ocean Rig Mykonos, respectively, each entered into separate loan agreements with a syndicate of lenders, including Deutsche Bank AG, London Branch, in the amount of $562.5 million to partially finance the construction costs of the Ocean Rig Poseidon and the Ocean Rig Mykonos.  We refer to these facilities as the Deutsche Bank credit facilities.

On April 27, 2011, we entered into an agreement with the lenders under the Deutsche Bank credit facilities to amend these credit facilities. As a result of this restructuring, among other things, the maximum amount permitted to be drawn was reduced from $562.5 million to $495.0 million under each credit facility. These credit facilities were subsequently amended and were repaid in full with a portion of the net proceeds of the $1.9 billion Term Loans in July 2013.

$800.0 million secured term loan facility, dated April 15, 2011

On April 15, 2011, our majority-owned subsidiary, Drillships Holdings Inc., entered into a $800.0 million senior secured term loan agreement with Nordea Bank as agent and a syndicate of lenders to fund a portion of the construction of the drillships Ocean Rig Corcovado and the Ocean Rig Olympia. The $800.0 million senior secured term loan agreement consisted of four term loans, which were all fully drawn during April 2011. On May 9, 2012, Ocean Rig UDW and Drillships Holdings Inc. signed an amendment under the $800.0 million secured term loan agreement to, among other things, terminate the guarantee by DryShips Inc. This facility was repaid in full with a portion of the net proceeds of the $1.9 billion Term Loans in July 2013.

Cash Flows

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our cash and cash equivalents decreased to $528.9 million as of December 31, 2014, compared to $ 605.5 million as of December 31, 2013, primarily due to cash used in investing activities partly offset by cash provided by financing and operating activities. Our working capital surplus was $560.5 million as of December 31, 2014, compared to a $ 466.1 million working capital surplus as of December 31, 2013.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $469.8 million for the year ended December 31, 2014. In determining net cash provided by operating activities for the year ended December 31, 2014, net income was adjusted for the effects of certain non-cash items, including $324.3 million of depreciation and amortization and $43.0 million of amortization of deferred financing costs. Moreover, for the year ended December 31, 2014, net income was also adjusted for the effects of non-cash items, such as the gain in the change in fair value of derivatives of $15.9 million. Net cash provided by operating activities was $333.0 million for the year ended December 31, 2013.

Net Cash Used in Investing Activities

Net cash used in investing activities was $815.0 million for the year ended December 31, 2014, compared to $1,144.2 million for the year ended December 31, 2013. We made expenditures related to drillships under construction, drilling rigs, drillships, machinery, equipment and other improvements of approximately $749.0 million for the year ended December 31, 2014, compared to $1,283.4 million for shipyard payments and project capital expenditures for the year ended December 31, 2013. The decrease in restricted cash was $51.0 million during the year ended December 31, 2014, compared to a decrease of $139.1 million in the corresponding period of 2013.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $268.6 million for the year ended December 31, 2014, consisting of repayments of credit facilities amounting to $1,862.2 million, payments of financing fees amounting to $43.5 million and payments of dividends amounting to $75.2 that were partly offset by proceeds from long term debt amounting to $2,250.0 million. This compares to net cash provided by financing activities of $1,099.3 million for the year ended December 31, 2013, consisting of repayments of credit facilities amounting to $1,622.2 million and payments of financing fees amounting to $84.3 million that were partly offset by a refund of financing fees amounting to $5.9 million and proceeds from long term debt amounting to $2,800.0 million.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Our cash and cash equivalents increased to $605.5 million as of December 31, 2013, compared to $ 317.4 million as of December 31, 2012, primarily due to cash provided by financing and operating activities partly offset by cash used in investing activities. Our working capital surplus was $466.1 million as of December 31, 2013, compared to a $ 91.5 million working capital surplus as of December 31, 2012.

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

 Swap Agreements

As of December 31, 2014, we had 7 interest rate swap and cap and floor agreements outstanding, with a notional amount of $1.8 billion, maturing from April 2016 through November 2017. These agreements were entered into in order to economically hedge our exposure to interest rate fluctuations with respect to our borrowings. As of December 31, 2014, the aggregate fair value the above agreements was a net liability of $16.4 million. This fair value equates to the amount that would be paid by us if the agreements were cancelled at the reporting date, taking into account current interest rates and our creditworthiness.

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

As of December 31, 2012, a security deposit of $8,000 was provided as security by us. This amount was released upon the delivery of Ocean Rig Mylos and Ocean Rig Skyros on August 19, 2013 and December 20, 2013, respectively.

See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Currency Forward Sale Exchange Contracts

As of December 31, 2014, 2013 and 2012, we had no outstanding currency forward sale exchange contracts. The change in fair value of forward contracts during the year ended December 31, 2011 amounted to a loss of $1.5 million and is included as Other, net in our consolidated statement of operations. See Note 10 to our consolidated financial statements included elsewhere in this annual report.

See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Supplemental Information

Drill Rigs Holdings Inc. and its Operating Subsidiaries

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

The following is additional information about the Issuer and Issuer Subsidiary Guarantors, all of which are wholly owned subsidiaries of the Issuer, as of December 31, 2014.

(a)	Drill Rigs Holdings Inc. is a private limited company organized under the laws of theMarshall Islands. It is registered under registration number 32563 and the address of its registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro,Marshall Islands MH 96960.
(b)	Ocean Rig 1 Inc. is a private limited company organized under the laws of Marshall Islands. It is registered under registration number 32564 and the address of its registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.
(c)	Ocean Rig 2 Inc. is a private limited company organized under the laws of Marshall Islands. It is registered under registration number 32566 and the address of its registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.
(d)	Ocean Rig 1 Shareholders Inc. is a private limited company organized under the laws of Marshall Islands. It is registered under registration number 32565 and the address of its registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.
(e)	Ocean Rig 2 Shareholders Inc. is a private limited company organized under the laws of Marshall Islands. It is registered under registration number 32567 and the address of its registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.
(f)	Ocean Rig 1 Greenland Operations Inc. is a private limited company organized under the laws of Marshall Islands. It is registered under registration number 45634 and the address of its registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.
(g)	Ocean Rig Falkland Operations Inc. is a private limited company organized under the laws of Marshall Islands. It is registered under registration number 49548 and the address of its registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.
(h)	Drill Rigs Operations Inc. is a private limited company organized under the laws of Marshall Islands. It is registered under registration number 49395 and the address of its registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.
(i)	Ocean Rig EG Operations Inc. is a private limited company organized under the laws of Marshall Islands. It is registered under registration number 53660 and the address of its registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.
(j)	Ocean Rig Norway Operations Inc. is a private limited company organized under the laws of Marshall Islands. It is registered under registration number 53753 and the address of its registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.

Selected Historical Consolidated Financial Information and Other Data

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

	Year Ended December 31
(U.S. Dollars in thousands)	2013	2014
Total revenue	407,633	427,703
EBITDA(1)	229,419	231,709
Total assets	1,366,349	1,254,454
Total debt, net of financing fees	(784,485)	(788,224)
Shareholders' equity	(458,298)	(384,938)
Total cash and cash equivalents	87,007	23,635
Capital expenditures (2)	(77,265)	(13,674)

(1)	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP or other U.S. GAAP measures, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations . EBITDA is also used by various of our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(2)	Capital expenditures represent fixed assets improvements.

EBITDA reconciliation

EBITDA represents net income before interest, taxes, depreciation and amortization and. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by US GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drill Rigs Holdings measures its operations. EBITDA is also presented herein because Drill Rigs Holdings believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

	Year Ended December 31
(U.S. Dollars in thousands)	2013	2014
EBITDA reconciliation
Net income	109,013	114,058
Interest and finance costs	56,673	89,031
Interest income	(12,556)	(51,652)
Depreciation	72,110	77,158
Income taxes	4,179	3,114

EBITDA	229,419	231,709

Additional Unaudited Financial Information

The below information was prepared by us for use in connection with certain reporting requirements set forth under the indenture governing the Senior Secured Notes.

For the fiscal year ended December 31, 2014, EBITDA of Ocean Rig UDW Inc. and its consolidated subsidiaries, or the Group, attributable to the Issuer, the Issuer Subsidiary Guarantors and the subsidiaries of Ocean Rig UDW Inc. that are not guarantors of the Senior Secured Notes, or the Non-guarantors, was $-16.0 million (or -1.7%), $247.8 million (or 26.1%) and $718.0 million (or 75.6%), respectively.

As of December 31, 2014, the net assets of the Group attributable to the Issuer, the Issuer Subsidiary Guarantors and the Non-guarantors were $ -876.9 million (or -27.7%,) $ 1,261.8 million (or 39.9%) and $2,781.4 million (or 87.8%), respectively.

For the fiscal year ended December 31, 2014, EBITDA of the Group attributable to our Issuer Subsidiary Guarantors, Ocean Rig 1 Inc., the owner of the Leiv Eiriksson, and Ocean Rig 2 Inc., the owner of the Eirik Raude, accounted for $117.3 million (or 13.3%) and $130.5 million (or 13.7%), respectively; and the net assets of the Group attributable to them as of that date were $586.8 million (or 18.5%) and $675.0 million (or 21.4%), respectively.

	For the Year Ended December 31, 2014
(U.S. Dollars in thousands)	Issuer	Issuer Subs Guarantor	Non-guarantors	Ocean Rig 2 Inc./ Eirik Raude	Ocean Rig 1 Inc./ Leiv Eiriksson
EBITDA reconciliation
Net income	(68,848)	182,906	145,745	109,319	75,030
Depreciation	84,836	4,195	211,100	31,714	43,892
Interest and finance costs	(32,143)	(19,509)	39,425	2,482	1,717
Interest income	109	77,049	247,144	(13,120)	(6,394)
Income Taxes		3,114	74,709	109	3,005

EBITDA(1)	(16,045)	247,754	718,123	130,504	117,250

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

Ocean Rig UDW Inc. and its Operating Subsidiaries

Adjustments to the calculation of Consolidated Net Income under the 7.25% Senior Unsecured Notes.

During the year ended December 31, 2014, we estimate that we will not exceed $32.2 million of adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the drilling rigs and drillships of Ocean Rig.

Drillships Financing Holdings Inc. and its Operating Subsidiaries

Adjustments to the calculation of Consolidated Net Income under the $1.9 billion Term Loan B Facility.

During the year ended December 31, 2014, we estimate that we will not exceed $32.2 million of adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the drillships of Drillships Financing Holdings Inc.

Selected Historical Consolidated Financial Information and Other Data

The following table sets forth certain financial and other data of Drillships Financing Holdings Inc., our wholly-owned subsidiary and the issuer of $1.9 billion Term Loan B Facility(the "Term Loan B") and each of  its subsidiaries, that is a guarantor of  the Term Loan B (collectively "Drillships Financing Holdings Inc."), at the dates and for the periods indicated, which are derived from the unaudited financial statements of Drillships Financing Holdings on a consolidated basis and were prepared by us for use in connection with certain reporting requirements set forth in the indenture governing the $1.9 billion Term Loan B Facility.

	Year Ended December 31
(U.S. Dollars in thousands)	2013	2014
Total revenue	645,023	655,207
EBITDA(1)	378,969	353,917
Total assets	3,328,778	3,162,233
Total debt, net of financing fees	(1,839,171)	(1,825,671)
Shareholders' equity	(1,325,114)	(1,233,765)
Total cash and cash equivalents	26,274	24,554
Capital expenditures (2)	(25,413)	(15,171)

(1)	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP or other U.S. GAAP measures, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations. EBITDA is also used by various of our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(2)	Capital expenditures represent fixed assets improvements.

EBITDA reconciliation

EBITDA represents net income before interest, taxes, depreciation and amortization and class survey costs.  EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drillships Financing Holdings measures its operations. EBITDA is also presented herein because Drillships Financing Holdings believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

	Year Ended December 31
(U.S. Dollars in thousands)	2013	2014
EBITDA reconciliation
Net income	88,489	109,221
Net interest expense	114,114	62,321
Depreciation	149,491	158,512
Income taxes	26,875	23,863

EBITDA	378,969	353,917

Drillships Ocean Ventures Inc. and its Operating Subsidiaries

Adjustments to the calculation of Consolidated Net Income under the $1.3 billion Senior Secured Term Loan B Facility.

During the year ended December 31, 2014, we estimate that we will not exceed $32.2 million of adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the drillships of Drillships Ocean Ventures Inc.

Selected historical consolidated financial information and other data:

The following table sets forth certain financial and other data of Drillships Ocean Ventures Inc. our wholly-owned subsidiary and the issuer of $1.3 billion Senior Secured Term Loan B Facility (the "New Term Loan B") and each of  its subsidiaries, that is a guarantor of  the New Term Loan B (collectively "Drillships Ocean Ventures"), at the dates and for the periods indicated, which are derived from the unaudited financial statements of Drillships Ocean Ventures on a consolidated basis and were prepared by us for use in connection with certain reporting requirements set forth in the indenture governing the $1.3 billion New Term Loan B Facility.

	Year Ended December 31
(U.S. Dollars in thousands)	2013	2014
Total revenue	36,806	552,205
EBITDA(1)	23,921	338,678
Total assets	2,043,068	2,335,554
Total debt, net of financing fees	(875,665)	(1,266,342)
Shareholders' equity	(932,603)	(896,357)
Total cash and cash equivalents	6,083	21,950
Capital expenditures (2)	(1,001,447)	(389,532)

(1)	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP or other U.S. GAAP measures, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations. EBITDA is also used by various of our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(2)	Capital expenditures represent fixed assets improvements, payments made to yard for the drillships under construction and related construction expenses.

EBITDA reconciliation

EBITDA represents net income before interest, taxes, depreciation and amortization and class survey costs.  EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drillships Ocean Ventures measures its operations. EBITDA is also presented herein because Drillships Ocean Ventures believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

	Year Ended December 31
(U.S. Dollars in thousands)	2013	2014
EBITDA reconciliation
Net income/(loss)	(22,732)	81,237
Net interest expense	34,366	152,279
Depreciation	12,287	87,577
Income taxes		17,585

EBITDA	23,921	338,678

C.             Research and Development, Patents and Licenses, etc.

Not applicable.

D.             Trend Information

In recent years, the international drilling market has seen an increasing trend towards deep and ultra-deepwater oil and gas exploration. As shallow water resources mature, deep and ultra-deepwater regions are expected to play an increasing role in offshore oil and gas exploration and production. According to industry sources, the industry-wide global ultra-deepwater market has seen rapid development over the last six years, with dayrates increasing from approximately $180,000 in 2004 to above $600,000 in 2008 and as of February 2015, the market level is approximately $530,000. The ultra-deepwater market rig utilization rate has been stable, above 80% since 2000 and above 97% since 2006. The operating units capable of drilling in ultra-deepwater depths of greater than 7,500 feet consist mainly of fifth, sixth and seventh generation units, and also include certain older upgraded units. The in-service fleet as of February 2015 totaled 165 units, and is expected to grow to 228 units upon the scheduled delivery of the current newbuild orderbook by the end of 2020. Historically, an increase in supply has caused a decline in utilization and dayrates until drilling units are absorbed into the market. Accordingly, dayrates have been very cyclical. We believe that the largest undiscovered offshore reserves are mostly located in ultra-deepwater fields and primarily located in the "golden triangle" between West Africa, Brazil and the Gulf of Mexico, as well as in East Africa, Australia and Southeast Asia. The location of these large offshore reserves has resulted in more than 90% of the floating drilling unit, or floater, orderbook being represented by ultra-deepwater units. Furthermore, due to increased focus on technically challenging operations and the inherent risk of developing offshore fields in ultra-deepwater, particularly in light of the Deepwater Horizon accident in the Gulf of Mexico, in which we were not involved, oil companies have already begun to show a preference for modern units more capable of drilling in these challenging environments.

E.             Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.             Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2014:

Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(U.S. Dollars in thousands)

Drillships under construction (1)	1,928,900	566,300	1,362,600	-	-
Loan payments (2)	4,473,000	32,000	864,000	564,000	3,013,000
Interest payments (3)	1,450,970	236,931	532,403	404,837	276,799

Total	7,852,870	835,231	2,759,003	968,837	3,289,799

____________________________

(1)	The figure includes contracted purchase obligations only.

(2)	Includes $500 million in aggregate principal amount of 7.25% senior unsecured notes and $800 million in aggregate principal amount of 6.5% senior secured notes.

(3)	Based on interest rates ranging from 5.5% to 7.25%.

Recent Accounting Pronouncements:

Revenue from Contracts with Customers
The Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB") (collectively, the "Boards") jointly issued a standard in May 2014 that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and International Financial Reporting Standards ("IFRS") and is effective for annual periods beginning on or after January 1, 2017. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard's requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity's ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods, and key judgments and estimates. The guidance in Accounting Standard Update ("ASU") 2014-09 Revenue from Contracts with Customers (Topic 606) supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this ASU supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. Management is in the process of accessing the impact of the new standard on Company's financial position and performance.
Going Concern
In August 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-15–Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

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

Directors and executive officers of Ocean Rig UDW Inc.(1)
Name	Age	Position
George Economou	62	Chairman of the Board, President, Chief Executive Officer and Class A Director
Kyros Melas	50	Class C Director
Savvas D. Georghiades	65	Class C Director
Prokopios (Akis) Tsirigakis	60	Class B Director
Anthony Kandylidis	37	Executive Vice President
Gilles Bocabarteille	47	Chief Operating Officer
John Liveris	63	Class B Director
Niki Fotiou	45	Vice President of Finance and Accounting

The business address of each of our directors and executive officers is 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus.

Biographical information with respect to the above individuals is set forth below.

George Economou was appointed as our President and Chief Executive Officer on September 2, 2010, and Chairman and director in December 2010. Mr. Economou has over 25 years of experience in the maritime industry. He has served as Chairman, President and Chief Executive Officer of DryShips Inc. since January 2005. He successfully took DryShips public in February 2005, on NASDAQ under the trading symbol "DRYS". Mr. Economou has overseen the growth of DryShips into one of the largest US-listed dry bulk companies in fleet size and revenue and one of the largest Panamax owners in the world. Mr. Economou has also served as a director of Danaos Corporation . Mr. Economou began his career in 1976 when he commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1981-1986 he held the position of General Manager of Oceania Maritime Agency in New York. Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies and in 1991 he founded Cardiff Marine Inc., Group of Companies. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum, and Lloyds Register Hellenic Advisory Committee. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

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

Anthony Kandylidis has served as our Executive Vice President since June 2012. Mr. Kandylidis started his career at OMI Corporation's commercial department. During his tenure at OMI Corporation, he gained significant experience in the tanker vessel business and held various positions with responsibilities spanning Sale and Purchase, Time Charters, FFA Trading, Corporate Finance and Strategic Planning. In the spring of 2006, Mr. Kandylidis returned to Greece where he provided consultancy services to companies affiliated with Mr. George Economou. In September of 2006, Mr. Kandylidis founded OceanFreight Inc. and he took OceanFreight Inc. public in April of 2007. In 2011 OceanFreight Inc. was absorbed by DryShips through a merger. Mr. Kandylidis graduated magna cum laude from Brown University and continued his studies at the Massachusetts Institute of Technology where he graduated with a Masters degree of Science in Ocean Systems Management. Mr. Kandylidis is also the Executive Vice President of Dryships.

Gilles Bocabarteille joined our company in August 2012 as Senior Vice President Technical and Engineering and now serve as our Chief Operating Officer.  Prior to joining our company, Mr. Bocabarteille served as Vice President, Asset Management of Ensco plc, or Ensco, and, prior to its acquisition by Ensco, Pride International, Inc., or Pride International, from 2008 to 2012. Mr. Bocabarteille also served as Managing Director of Pride International from 2005 to 2008 in Brazil, Operations Manager, Rig Manager and Offshore Installation Manager of Pride International from 1999 to 2004 in Angola and Commissioning Manager of Pride International for the construction of the Pride Angola in Korea in 1999.  Mr. Bocabarteille began his career with FORASOL in 1991, where he served as Country Manager, Venezuela from 1994 to 1996 and Offshore Operations Manager from 1996 to 1998.  Mr. Bocabarteille received a Mechanical Engineering degree from Arts et Metiers "ENSAM" in France in 1991.

Kyros Melas serves as a Board member of, and is the Business Development Director and Founding Partner, of EDT Oil & Gas Ltd., a Cyprus-based oil and gas services company specializing in the supply of high specification offshore support vessels to oil and gas industry worldwide. He is a graduate of the University of Zurich and holds an M.Sc. in Shipping, Trade and Finance from City University.

John Liveris has served as a director of the Company since February 2014 and as an international consultant in the energy and technology industries. During the years 2007 to 2011, Professor Liveris served as Chairman of the Board of OceanFreight Inc., which was a shipping company listed on the NASDAQ. Prior to his current activities and until 1999, Professor Liveris was the Group Senior Advisor at Intracom, the leading Greek telecommunications and electronics manufacturer. Professor Liveris studied mechanical engineering at Tufts University in Boston, Mass. and did his graduate and doctoral studies in engineering management at the George Washington University in Washington, DC. There he taught from 1979 to 1996, attaining Professorial rank.

Niki Fotiou was appointed as the Company's Vice President of Finance and Accounting in January 2015, has over 20 years of finance and accounting experience and 9 years with Dryships Inc. as SVP Accounting and Reporting and has been involved with Ocean Rig since 2008. Prior to her time with Dryships, she was employed at Deloitte and PWC. Niki is a graduate of the University of Cape Town and is a fellow of the Association of Certified Chartered Accountants and a member of the Certified Internal Auditors. From July 2006 to December 2009, Ms. Fotiou served as the Group Controller of Cardiff Marine Inc. For the period from 1993 to 2006, Ms. Fotiou worked for Deloitte and for Hyatt International Trade and Tourism Hellas.

B.             Compensation

The aggregate compensation paid by us to the members of our senior management was $18.4 million for the year ended December 31, 2014.  The aggregate compensation paid by us to the members of our senior management was $10.5 million for the year ended December 31, 2013.  The aggregate compensation paid by us to the members of our senior management was $4.06 million for the year ended December 31, 2012, consisting of $4.02 milion in salary and bonus and $0.04 million in pension contribution and other benefits. Our non-employee directors are each entitled to receive annual directors' fees of $30,000, such amount to be pro-rated for any portion of a full calendar year that a non-employee director is a member of our board of directors, plus reimbursement for actual expenses incurred while acting in their capacity as director. In addition, the chairmen of the committees of our board of directors receive annual fees of $10,000, such amount to be pro-rated for any portion of the full calendar year that the director is chairman of the committee, plus reimbursement for actual expenses incurred while acting in their capacity as chairman. We do not maintain a medical, dental, or retirement plan for our directors. Members of our senior management who also serve as directors do not receive additional compensation for their services as directors.

Our board of directors has adopted an equity incentive plan, pursuant to which officers, directors and employees of the Company, our subsidiaries and our affiliates and consultants and service providers to the Company, our subsidiaries and our affiliates are eligible to receive awards under the plan. See "—E. Share Ownership—2012 Equity Incentive Plan" below.

C.             Board Practices

Our board of directors consists of the five directors named above. Each director elected holds office for a three-year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The term of office of each director is as follows: our Class A director, Mr. George Economou, serves for a term expiring at the 2017 annual general meeting of shareholders, our two Class B directors, Messrs. John Liveris and Prokopios (Akis) Tsirigakis, serve for a term expiring at the 2015 annual meeting of shareholders and our two Class C directors, Messrs. Kyros Melas and Savvas D. Georghiades, serve for a term expiring at the 2016 annual meeting of shareholders.

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

Our nominating and corporate governance committee is responsible for recommending to the board of directors nominees for director and directors for appointment to committees of the board of directors and advising the board of directors with regard to corporate governance practices. Shareholders may also nominate directors in accordance with procedures set forth in our second amended and restated bylaws. Messrs. Liveris, Melas and Tsirigakis serve as members of the nominating and corporate governance committee. Mr. Liveris serves as Chairman of the nominating and corporate governance committee.

D.             Employees

As of December 31, 2014, 2013 and 2012, Ocean Rig UDW Inc., employed 339, 145 and 10 persons, respectively. As of December 31, 2014, 2013 and 2012, the total number of employees employed by wholly-owned management subsidiaries of Ocean Rig UDW was approximately 2,320, 1,742 and 1,374, respectively, of which approximately 493, 265 and 244 were full-time crew engaged through third party crewing agencies, respectively. Of the total number of employees as of December 31, 2014, 2013 and 2012, approximately 185, 161 and 144 were assigned to the Eirik Raude, approximately 206, 218 and 154 were assigned to the Leiv Eiriksson, approximately 186, 191 and 186 were assigned to the Ocean Rig Corcovado, and approximately 198, 212 and 205 were assigned to the Ocean Rig Olympia, respectively. In addition, of the total number of employees as of December 31, 2014, 2013 and 2012, approximately 221, 200 and 202 were assigned to the Ocean Rig Poseidon and approximately 180, 185 and 182 were assigned to the Ocean Rig Mykonos, respectively. Furthermore, of the total number of employees as of December 31, 2014, approximately 194 were assigned to the Ocean Rig Mylos, approximately 178 were assigned to the Ocean Rig Skyros, approximately 206 were assigned to the Ocean Rig Athena and approximately 100 were assigned to the Ocean Rig Apollo, respectively. As of December 31, 2014, 2013 and 2012, the newbuild drillship project team, located in South Korea and Norway, employed 45, 47 and 44 employees, respectively, while the management and staff positions at the Stavanger office consisted of 15, 47 and 139 employees, respectively. As of December 31, 2014,  there were also 121 employees based at our Aberdeen, Rio de Janeiro, Angola and Jersey offices, 199 employees based at our Athens offices and 3 employees based in other locations. As of December 31, 2013, there were also 90 employees based at our Aberdeen, Rio de Janeiro, Angola and Jersey offices and 19 employees based in other locations.  As of December 31, 2012, there were also 67 employees based at our Aberdeen, Rio de Janeiro and Jersey offices and five employees based in other locations.

The increase of employees from December 31, 2012 to December 31, 2013 and 2014 is primarily due to the general growth of our business.

We did not experience any material work stoppages due to labor disagreements during 2014, 2013 or 2012.

Employment Agreements

Effective January 1, 2013, we entered through one of our wholly owned subsidiary into a consultancy agreement with Azara Services S.A. ("Azara"), a Marshall Islands entity beneficially owned by our Chief Executive Officer, Mr. George Economou, for the  provision of the services of our Chief Executive Officer.  The annual remuneration to be awarded to Azara under the consultancy agreement is $2,500 in cash. In addition, on August 20, 2013, the Company's Compensation Committee approved a sign-on bonus of 150,000 shares of the Company's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer of the Company. The shares vest over a period of two years  with 50,000 shares vesting on the grant date, 50,000 shares vesting on August 20, 2014 and 50,000 vesting on August 20, 2015 respectively. For the year ended December 31, 2013, the Company incurred costs of $5.0 million related to this agreement, including a sign on bonus of $2.5 million. For the year ended December 31, 2014, the Company incurred costs of $9.0 million, including cash bonuses of $2.5 million and $4.0 million relating to his services for the year ended December 31, 2013 and 2014, respectively.

Effective June 1, 2012, we entered through one of our wholly owned subsidiary into a consultancy agreement with Basset Holdings Inc., or Basset, a Marshall Islands entity beneficially owned by our Executive Vice President, Mr. Anthony Kandylidis, for the provision of the services of our Executive Vice President. The agreement has an initial term of five years and may be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, we are obligated to pay an annual remuneration to Basset of Euro 0.9 million ($1.1 million based on the Euro/U.S. Dollar exchange rate as of December 31, 2014), plus a sign on bonus. Basset is also entitled to cash or equity-based bonuses to be awarded at our sole discretion. We may terminate the agreement for cause, as defined in the agreement, in which case Basset will not be entitled to further payments of any kind. Upon termination of the agreement by us without cause, or in the event the agreement is terminated within three months of a change of control, as defined in the agreement, we will be obligated to pay a lump sum amount. Basset may terminate the agreement without cause upon three months written notice. For the year ended December 31, 2013, the Company incurred costs of $4.2 million, including a cash bonus $3.0 million related to this agreement. For the year ended December 31, 2014, the Company incurred costs of $8.2 million, including cash bonuses of $4.0 million and $3.0 million relating to his services for the year ended December 31, 2013 and 2014, respectively.

 Effective January 1, 2015, the annual remuneration was reduced to Euro 0.45 million ($0.55 million based on the Euro/U.S. Dollar exchange rate as of December 31, 2014).

 Effective August 16, 2012, we entered into a consultancy agreement with Mr. Gilles Bocabarteille for his services as our Senior Vice President of Technical and Engineering and now as our Chief Operating Officer.  The agreement has an initial term of three years and may be renewed or extended for additional one-year periods upon mutual agreement of the parties.  Under the agreement, Mr. Bocabarteille is entitled to a monthly base remuneration, plus equity or cash bonuses to be awarded at our sole discretion.  In the event the agreement is terminated by us for cause, as defined in the agreement, or by Mr. Bocabarteille without cause, Mr. Bocabarteille will not be entitled to any further payments of any kind under the agreement.  Upon termination of the agreement by us without cause, any cash or equity bonuses already granted to Bocabarteille shall vest immediately and we will be obligated to pay Mr. Bocabarteille a lump-sum amount.

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

On March 31, 2014, our Compensation Committee approved the grant of 161,200 shares of non-vested common stock to employees of the Company. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Company's shares on the grant date of $17.79 per share.

On August 19, 2014, our Compensation Committee approved a bonus of 150,000 shares of the Company's common stock to Azara, pursuant to a consultancy agreement with Azara effective January 1, 2013, relating to the services of Mr. George Economou as Chief Executive Officer of Ocean Rig during 2013. The shares vest over a period of three years with 50,000 shares vesting on December 31, 2014, 50,000 shares vesting on December 31, 2015, and 50,000 vesting on December 31, 2016, respectively. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the Company's shares on the grant date of $18.37 per share.

On November 4, 2014, our Compensation Committee approved the grant of 45,450 shares of non-vested common stock to employees of the Company's. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Company's shares on the grant date of $12.60 per share.

On December 30, 2014, our Compensation Committee approved a bonus in the form of 300,000 shares to be granted to Azara for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2014. The shares vest over a period of three years with 100,000 shares vesting on December 31, 2015, 100,000 shares vesting on December 31, 2016, and 100,000 vesting on December 31, 2017. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Company's shares on the grant date of $9.46 per share.

As of December 31, 2014, 309,452 shares have vested, while 171,626 shares were forfeited due to employees' resignations.

Item 7.                   Major Shareholders and Related Party Transactions

A.             Major Shareholders

The following table sets forth the beneficial ownership of our common shares, as of February 18, 2015, held by:

●	each person or entity that we know beneficially owns 5% or more of our common stock;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of  March 2, 2015, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.
Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class(2)
Executive Officers and Directors:
George Economou(3)	5,993,289	4.5%
John Liveris	-	*
Savvas D. Georghiades	-	*
Prokopios (Akis) Tsirigakis	-	*
Anthony Kandylidis(4)	1,684,512	1.3%
Gilles Bocabarteille	-	*
Executive Officers and Directors as a Group	7,683,661	5.8%
5% Beneficial Owners:
DryShips Inc.(5)	78,301,755	59.2%
James D. Dondero (6)	7,480,667	5.7%

*Less than 1.0% of our total outstanding common shares.

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus.

(2)	Based on 132,317,128 shares outstanding as of February18, 2015.

(3)	George Economou, our Chairman, President and Chief Executive Officer, may be deemed to beneficially own 5,061,430 of these shares through Sphinx Investment Corp., a Marshall Islands corporation controlled by Mr. Economou. Mr. Economou may be deemed to beneficially own 600,000 of these shares through Azara Services S.A., a Marshall Islands corporation controlled by Mr. Economou. Mr. Economou may be deemed to beneficially own 79,525 of these shares through Elios Investments Inc., a wholly owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, or the Foundation, the beneficiaries of which are Mr. Economou and members of Mr. Economou's family. Mr. Economou may be deemed to beneficially own 145,128 of these shares through Entrepreneurial Spirit Holdings Inc., a Liberian corporation that is wholly owned by the Foundation. Mr. Economou may be deemed to beneficially own 105,357 of these shares through Fabiana Services S.A., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to own 1,849 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person.

(4)	Anthony Kandylidis, our Executive Vice President, may be deemed to beneficially own 1,570,226 of these shares through Steel Wheel Investments Limited, a Marshall Islands corporation controlled by Mr. Kandylidis. Mr. Kandylidis, , may be deemed to beneficially own 114,286 of these shares through Basset Holdings Inc., a Marshall Islands corporation controlled by Mr. Kandylidis.

(5)	DryShips is our parent company and a reporting company under the Exchange Act. George Economou, our Chairman, President and Chief Executive Officer, is also the Chairman, President and Chief Executive Officer of DryShips. Information with respect to DryShips and Mr. Economou and their relations to us is discussed under "B.—Related Party Transactions." The business address of DryShips Inc. is 109 Kifisias Avenue and Sina Street, GR 15124 Amaroussion, Greece.As of February 18, 2015, DryShips pledged 53,129,069 of these shares as additional collateral under certain of its credit facilities.

 (6)            This information is derived from Schedule 13G/A filed with the SEC on February 17, 2015.

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

As of February 18, 2015, we had 53 shareholders of record, 38 of which were located in the United States and held an aggregate of 53,006,056 of our common shares, representing 40.1% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 53,006,056 shares of our common stock as of February 18, 2015. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners.

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

Effective January 1, 2013, the Global Services Agreement was terminated by mutual agreement of the parties.  Also effective January 1, 2013, Ocean Rig Management Inc., or Ocean Rig Management, our wholly-owned subsidiary, entered into a new services agreement, or the Ocean Rig Services Agreement, with Cardiff Drilling, a company controlled by our Chairman, President and Chief Executive Officer, on the same terms and conditions as the Global Services Agreement, except that under the Ocean Rig Services Agreement, Ocean Rig Management is obligated to pay directly the fees of 1.0% in consideration of employment arrangements under the agreement and $0.75% in consideration of purchase and sale activities under the agreement, whereas under the Global Services Agreement, those fees were paid by DryShips. For the years ended December 31, 2013 and 2014, total charges from Cardiff under the Ocean Rig Services Agreement amounted to $17.7 million and $21.3 million, respectively.

Consultancy Agreement

Effective from September 1, 2010, DryShips, our parent company, entered into an agreement, or the DryShips Consultancy Agreement, with Vivid Finance, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, whereby DryShips engaged Vivid Finance to act as a consultant on financing matters for DryShips and its affiliates, subsidiaries or holding companies, including us, as directed by DryShips. Under the DryShips Consultancy Agreement, Vivid Finance provided us with consulting services relating to (i) the identification, sourcing, negotiation and arrangement of new loan and credit facilities, interest swap agreements, foreign currency contracts and forward exchange contracts; (ii) the raising of equity or debt in the public capital markets; and (iii) the renegotiation of existing loan facilities and other debt instruments.  In consideration for these services, Vivid Finance was entitled to a fee of twenty basis points, or 0.20%, on the total transaction amount. We did not pay or reimburse DryShips or its affiliates for services provided to us in accordance with the DryShips Consultancy Agreement.  However, we recorded expenses incurred under the DryShips Consultancy Agreement in our income statement and as a shareholder's contribution (additional paid-in capital) to capital when they were incurred.

Effective January 1, 2013, Ocean Rig Management, our wholly-owned subsidiary, entered into a separate consultancy agreement, or the Ocean Rig Consultancy Agreement, with Vivid Finance, on the same terms and conditions as the DryShips Consultancy Agreement, except that under the Ocean Rig Consultancy Agreement, Ocean Rig Management is obligated to pay directly the fee of 0.20% to Vivid Finance on the total transaction amount in consideration of the services provided, whereas under the DryShips Consultancy Agreement, this fee was paid by DryShips.  In connection with Ocean Rig Management's entry into the Ocean Rig Consultancy Agreement, the DryShips Consultancy Agreement was amended, effective as of January 1, 2013, to limit the scope of the services provided under the agreement to DryShips and its subsidiaries or affiliates, except for Ocean Rig UDW Inc. and its subsidiaries.  In essence, post-amendment, the DryShips Consultancy Agreement is in effect for DryShips's tanker and drybulk shipping segments only.  For the years ended December 31, 2013 and 2014, total charges from Vivid Finance under the Ocean Rig Consultancy Agreement amounted to $16.6 million and $13.2 million, respectively.

$120.0 million unsecured facility to DryShips

On November 18, 2014, we entered into a $120.0 million unsecured facility with our parent company, DryShips. The loan from us to DryShips bears interest at a LIBOR plus margin rate and is due in May 2016. We have the option to exchange this loan for our common shares owned by DryShips at a fixed price per share, provided the DryShips $200.0 million Secured Bridge Credit facility has been repaid in full. If such exchange occurs, the margin of the loan will be reduced from inception. During the year ended December 31, 2014, we received interest income amounting to $1.2 million from DryShips under this loan agreement.

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

We have obtained insurance for the assessed market value of the rigs and the drillships. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable for include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company's loss of hire insurance coverage does not protect against loss of income from day one. It covers approximately one year for the loss of time but will be effective after 45 days' off-hire. During 2012, the Ocean Rig Corcovado incurred off-hire due to a failure in one of its engines which was a covered event under the loss of hire policy that resulted in $24.6 million being recognized as revenue during the year ended December 31, 2012. The amount of $24.6 million was reimbursed by the insurers to the Company in August 2012. During 2014, the Ocean Rig Corcovado incurred off-hire for the same event and as a result an additional amount of $20.2 million for the above-covered event was recognized as revenue during the year ended December 31, 2014 and was reimbursed during the same period. During 2014, the Ocean Rig Mylos incurred off-hire due to damage to the blow-out-preventer stack during testing, which was a covered event under the loss of hire policy that resulted in $39.6 million being recognized as revenue during the year ended December 31, 2014, from which an amount of 39.1 was reimbursed during the year.

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

On May 10, 2013, Drillship Hydra Owners Inc., being the owning company of drilling unit Ocean Rig Corcovado, filed a claim against Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc with the High Court in London in connection with the loss of daily earnings and cost of repair for the blowout preventer of the Ocean Rig Corcovado in June and July 2011. In July 2013, the Company reached an out of court commercial agreement with Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc to receive a compensation amounting to $5.0 million and a Settlement Agreement and Release dated September 12, 2013 was entered into and the relevant claim filed in the High Court in London, U.K. was dropped. In this respect, the Company having previously recognized a receivable of $11.0 million, recorded a charge of $6.0 million during the year ended December 31, 2013, which is included under "Legal settlements and other, net" in the accompanying consolidated statement of operations.

Ocean Rig Norway Operations Inc. ("OCR"), a subsidiary of the Company, was notified by a letter dated 13 November 2013 that arbitration proceedings were commenced against it by Westcon Yard AS of Norway ("Westcon"), in connection to an alleged outstanding unpaid amount of Norwegian Krone Seventy Seven Million Three Hundred Eighty Three Thousand Eight Hundred and Three and Fifty Eight Шre (NOK 77,383,803.58), $10.4 million (based on based on the NOK/U.S. Dollar exchange rate as of December 31, 2014) plus interest and costs related to upgrades performed in the drilling unit Leiv Eiriksson in late 2012 and early 2013. The counterparties reached an agreement during the year ended December 31, 2014.

Except for the matters discussed above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

Dividend Policy

Our long-term objective is to pay a regular dividend in support of our main objective to maximize shareholder returns. On May 20, 2014, we paid our first dividend, which was for the first quarter of 2014, of $0.19 per common share, to Shareholders of record as of May 20, 2014. On August 8, 2014, we paid a quarterly cash dividend with respect to the quarter ended June 30, 2014 of $0.19 per common share to shareholders of record as of August 1, 2014. On November 10, 2014, we paid a quarterly cash dividend with respect to the quarter ended September 30, 2014, of $0.19 per common share to shareholders of record as of October 31, 2014. On February 24, 2015, we declared a quarterly cash dividend with respect to the quarter ended December 31, 2014, of $0.19 per common share to shareholders of record as of March 10, 2015, and payable on or about March 23, 2015.Because we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing their earnings and cash flow to us. In addition, under certain of our debt agreements, our ability to pay dividends to our shareholders is restricted.

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

During the year ended December 31, 2014, we paid dividends of $75.2 million out of which $44.6 million were paid to DryShips by virtue of its shareholders

B.             Significant Changes

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

For the Year Ended	Low (NASDAQ)		High (NASDAQ)		Low(1) (OTC)	High(1) (OTC)
December 31, 2011	$11.96	(3)	$16.50	(3)	72.00	125.00
December 31, 2012	11.75		18.17		73.00	102.00
December 31, 2013	13.76		20.83		89.03	124.00
December 31, 2014	8.50		19.87		124.00	124.00
For the Quarter Ended
March 31, 2013	13.76		17.71		82.00	82.00
June 30, 2013	15.14		18.73		89.03	100.00
September 30, 2013	16.96		18.85		100.50	112.00
December 31, 2013	17.53		20.83		105.00	124.00
March 31, 2014	16.51		19.36		(4)	(4)
June 30, 2014	16.34		19.87		124.00	124.00
September 30, 2014	16.12		19.11		(4)	(4)
December 31, 2014	8.50		15.56		(4)	(4)

For the Month Ended
August 2014	17.25	19.11	(4)	(4)
September 2014	16.12	18.56	(4)	(4)
October 2014	12.53	15.56	(4)	(4)
November 2014	11.99	13.87	(4)	(4)
December 2014	8.50	11.69	(4)	(4)
January 2015	7.46	9.42	(4)	(4)
February 2015	7.60	9.29	(4)	(4)
March 2015 (through March 4, 2015)	7.82	7.95	(4)	(4)

____________________

(1)	As reported in Norwegian Kroner. As of February 18, 2015, the U.S. Dollar/Norwegian Kroner exchange rate was $1.00/NOK 7.52.

(2)	For the period from December 15, 2010, the date on which our common shares began trading on Norwegian OTC Market, until the end of the period.

(3)	For the period from October 6, 2011, the date on which our common shares began "regular way" trading on the NASDAQ Global Select Market, until the end of the period.

(4)	There were no trades during this period.

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

Information required by "Item 10. Additional Information—B. Memorandum and Articles of Association" of Form 20-F is hereby incorporated by reference to the section entitled "Description of Capital Stock" in our Registration Statement on Form F-3ASR (Registration Statement No. 333-184450), filed with the SEC on October 16, 2012, provided that as of the date of this annual report, we had 132,317,178 common shares issued and outstanding.

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

As of December 31, 2014 we had a total of 7 interest rate swap, cap and floor agreements, maturing from March 2015 through July 2021. As of December 31, 2013 we had a total of 9 interest rate swap, cap and floor agreements, maturing from September 2014 through November 2017.  These agreements are entered into in order to hedge our exposure to interest rate fluctuations with respect to our borrowings. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Swap Agreements."

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1%, with all other variables held constant, would have increased our net loss and decreased our cash flows for the year ended December 31, 2014 by approximately $44.7 million, based on our total outstanding debt level at December 31, 2014. A 1% increase in LIBOR, with all other variables held constant, would have increased our interest expense for the year ended December 31, 2014 from $300.1 million to $344.8 million.

Foreign Currency Exchange Risk

We generate a substantial portion of our revenues in U.S. dollars; however, a portion of our revenue under our contracts with Petroleo Brasileiro S.A., or Petrobras Brazil, for the Ocean Rig Corcovado and the Ocean Rig Mykonos is, and with Repsol Sinopec Brasil S.A., or Repsol, for the Ocean Rig Mylos is receivable in Brazilian Real.  In addition, for the year ended December 31, 2014, we incurred approximately 51% of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2014, the net effect of a 1% adverse movement in U.S. dollar/Euro exchange rates would not have a material effect on our net income, while the net effect of a 1% adverse movement in U.S. dollar/currencies other than the U.S. dollar exchange rates would have resulted in a decrease of $4.4 million in our profits before taxes for the year ended December 31, 2014.

Our international operations expose us to foreign exchange risk. We use a variety of techniques to minimize exposure to foreign exchange risk, such as the use of foreign exchange derivative instruments. Fluctuations in foreign currencies typically have not had a material impact on our overall results. In situations where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases, may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. We do not enter into derivative transactions for speculative purposes. On December 31, 2014, we did not have any open foreign currency forward exchange contracts. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Currency Forward Sale Exchange Contracts."

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

Item 15.                 Controls and Procedures

(a)           Disclosure Controls and Procedures

The Company's Management, including the Chief Executive Officer and the Vice President of Finance and Accounting has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2014. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and our Vice President of Finance and Accounting, to allow for timely decisions regarding required disclosures.

Based on this evaluation, the Company's Chief Executive Officer and the Vice President of Finance and Accounting concluded that, as of December 31, 2014, the Company's disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and the Vice President of Accounting, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO 2013 framework, as of December 31, 2014.

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

Management has assessed the effectiveness of the Company's internal control over financial reporting at December 31, 2014, based on the framework established in "Internal Control — Integrated Framework" issued by the COSO 2013 framework. Based on the aforementioned assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2014.

The independent registered public accounting firm, Ernst Young (Hellas) Certified Auditors Accountants S.A., that audited the consolidated financial statements of the Company for the year ended December 31, 2014, included in this annual report, has issued an attestation report on the Company's internal control over financial reporting.

(c)           Attestation Report of the Registered Public Accounting Firm

The report of Ernst Young (Hellas) Certified Auditors Accountants S.A. included in "Item 18. Financial Statements" of this annual report is incorporated herein by reference.

(d)           Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal control over financial reporting that have occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B.              Code of Ethics

We have adopted a code of ethics that applies to our directors, officers, employees and agents. We will provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Corporate Secretary, Ocean Rig UDW Inc., 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus. No substantive amendments were made to our code of ethics during the fiscal year ended December 31, 2014, and no waivers of our code of ethics were granted to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions during the fiscal year ended December 31, 2014.

Item 16C.              Principal Accountant Fees and Services

Our independent auditors have billed us for audit, audit-related and non-audit services for the years ended December 31, 2014 and 2013. The fees billed are set forth as follows:

	2013	2014
	(U.S. Dollars in thousands)

Audit and audit-related fees	$1,130	$1,229
Tax fees	133	46

Total fees	$1,263	$1,275

There were no audit-related or other fees billed in 2014 or 2013. Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements. Taxation fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

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

Item 16E.               Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In April 2012, companies affiliated with our Chairman, President and Chief Executive Officer purchased an aggregate of 2,185,000 of our common shares in the public offering of common shares held by DryShips that was completed on April 17, 2012 at the public offering price of $16.25.

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

The Schedule I, beginning after page F-31, is filed as part of this report.

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

4.45
Waiver Letter, dated May 27, 2013, relating to the Credit Facility Agreement, dated July 18, 2008, by and among Drillship Kithira Owners Inc., as Owner, Deutsche Bank AG, London Branch, as Bookrunner and Mandated Lead Arranger, various financial institutions, as Lenders, Deutsche Bank AG, London Branch, as Swap Bank, and Deutsche Bank Luxembourg S.A., as Facility Agent, and Deutsche Bank AG Filiale Deutschlandgeschaft, as Security Trustee, as amended and supplemented from time to time, incorporated by reference to exhibit 4.45 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014 .

4.46
Waiver Letter, dated June 25, 2013, relating to a Senior Secured Credit Facility Agreement, dated April 15, 2011, by and among Drillships Holdings Inc., as Borrower, the banks and financial institutions named therein, as Mandated Lead Arrangers and Lenders, and Nordea Bank Finland plc, London Branch, as Agent, relating to a credit facility of $800,000,000, incorporated by reference to exhibit 4.46 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.47
Credit Agreement, dated July 12, 2013, by and among Drillships Finance Holding Inc., as Borrower, Ocean Rig UDW Inc., as Parent, Deutsche Bank AG New York Branch, as Administrative Agent and the companies listed therein, and the banks and financial institutions named therein, as Joint Global Coordinators, Joint Lead Arrangers and Joint Bookrunners and the banks and financial institutions named therein, as Joint Lead Arrangers and Joint Bookrunners, relating to a combined $1.8 billion of Tranche B-1 and Tranche B-2 Term Loans, incorporated by reference to exhibit 4.47 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.48
Incremental Amendment, dated July 26, 2013, by and among Drillships Finance Holding Inc., as Borrower, Ocean Rig UDW Inc., as Parent, Deutsche Bank AG New York Branch, as Administrative Agent under the Credit Agreement, dated July 12, 2013 (the "July 12, 2013, Credit Agreement"), and the Incremental Lenders, as defined therein, relating to an increase of $100,000,000 under the July 12, 2013 Credit Agreement, incorporated by reference to exhibit 4.48 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.49
Amending and Restating Agreement, dated August 30, 2013, relating to the Facilities Agreement by and among Drillships Ocean Ventures Inc., as Borrower, and Ocean Rig UDW Inc., as Parent and Guarantor, and the companies listed therein, as Guarantors, and the banks and financial institutions named therein, as Mandated Lead Arrangers, with the banks and financial institutions named therein, as Lenders under the Commercial Facilities, Eksportkreditt Norge AS, as Lender under the Eksportkreditt/GEIK Facilities, The Export-Import Bank of Korea, as Lender under the Kexim Facilities, and DNB Bank ASA, as Facility Agent and Security Agent, relating to $1,350,000,000 of Term Loan Facilities dated February 28, 2013, incorporated by reference to exhibit 4.49 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.50
Amendment Number 2 to Uncertificated Securities Control Agreement, dated as of September 27, 2012, as amended among DryShips Inc., HSH Nordbank AG and Ocean Rig UDW Inc., dated September 9, 2013, incorporated by reference to exhibit 4.50 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.51
Amendment Number 3 to Uncertificated Securities Control Agreement, dated as of September 27, 2012, as amended, among DryShips Inc., HSH Nordbank AG and Ocean Rig UDW Inc., dated November 14, 2013, incorporated by reference to exhibit 4.51 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.52
Consultancy Agreement, dated September 9, 2013, by and between Eastern Med Consultants Inc., an indirect wholly owned subsidiary of Ocean Rig UDW Inc., and Azara Services S.A, incorporated by reference to exhibit 4.52 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.53
Supplemental Letter dated December 10, 2013, relating to the Facilities Agreement by and among Drillships Ocean Ventures Inc., as Borrower, and Ocean Rig UDW Inc., as Parent and Guarantor, and the companies listed therein, as Guarantors, and the banks and financial institutions named therein, as Mandated Lead Arrangers, with the banks and financial institutions named therein, as Lenders under the Commercial Facilities, Eksportkreditt Norge AS, as Lender under the Eksportkreditt/GEIK Facilities, The Export-Import Bank of Korea, as Lender under the Kexim Facilities, and DNB Bank ASA, as Facility Agent and Security Agent, relating to $1,350,000,000 of Term Loan Facilities originally dated February 28, 2013, incorporated by reference to exhibit 4.53 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.54
Amendment and Restatement Agreement dated as of February 7, 2014 relating to the Credit Agreement, dated July 12, 2013, as amended by the Incremental Agreement dated July 26, 2013, by and among Drillships Finance Holding Inc., as Borrower, Ocean Rig UDW Inc., as Parent, Deutsche Bank AG New York Branch, as Administrative Agent and the companies listed therein, and the banks and financial institutions named therein, relating to a re-financing of the combined $1.9 billion of Tranche B-1 and Tranche B-2 Term Loans, incorporated by reference to exhibit 4.54 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.55	Indenture, dated as of March 26, 2014, by and between Ocean Rig UDW Inc., as the Issuer, and Deutsche Bank Trust Company Americas, as Trustee, relating to 7.25% Senior Notes Due 2019.

4.56
Credit Agreement, dated July 25, 2014, by and among Drillships Ventures Projects Inc., as Finco, Drillships Ocean Ventures Inc., as Borrower, Ocean Rig UDW, as Parent, various lenders, Deutsche Bank AG New York Branch, as Administrative Agent and Pari Passu Collateral Agent and the other entities listed therein, relating to a Term Loan in an aggregate principal amount equal to $1.3 billion.

4.57
Pledge and Security Agreement, dated July 25, 2014, relating to the Credit Agreement dated July 25, 2014, by and among Ocean Rig UDW Inc., Drillships Ocean Ventures, Inc., Drillships Ventures Projects Inc., the subsidiaries identified therein, and Deutsche Bank AG New York Branch, as Pari Passu Collateral Agent.

4.58
Facilities Agreement, dated February 13, 2015, by and among Drillship Alonissos Shareholders Inc., as Borrower, Ocean Rig UDW Inc., as Parent and Guarantor, Drillship Alonissos Owners Inc., as Drillship Owner and Guarantor, and the other entities named therein, relating to $475 million Term Loan Facilities.

4.59	Management Agreement, dated December 13, 2013, by and between Drillship Skyros Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager.

4.60	Management Agreement, dated February 25, 2014, by and between Drillship Kythnos Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager.

4.61	Management Agreement, dated April 17, 2014, by and between Drillship Hydra Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager.

4.62	Management Agreement, dated April 17, 2014, by and between Drillship Kithira Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager.

4.63	Management Agreement, dated April 17, 2014, by and between Drillship Paros Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager.

4.64	Management Agreement, dated April 17, 2014, by and between Ocean Rig 1 Inc., as the Owner, and Ocean Rig Management Inc., as the Manager.

4.65	Management Agreement, dated April 17, 2014, by and between Ocean Rig 2 Inc., as the Owner, and Ocean Rig Management Inc., as the Manager.

4.66	Management Agreement, dated April 17, 2014, by and between Drillship Skiathos Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager.

4.67	Management Agreement, dated April 17, 2014, by and between Drillship Skopelos Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager.

4.68	Management Agreement, dated February 17, 2015, by and between Drillship Alonissos Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager.

4.69	Exchangeable Promissory Note, dated November 18, 2014, by and between DryShips, Inc., as Borrower, and Alley Finance Co., or its permitted assigns, as Noteholder, relating to a $120,000,000 loan.

8.1	Subsidiaries of Ocean Rig UDW Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

101
The following financial information from Ocean Rig UDW Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2013 and 2014;
(2) Consolidated Statements of Operations for the years ended December 31, 2012, 2013 and 2014;
(3) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2013 and 2014;
(4) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012, 2013 and 2014;
(5) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014; and
(6) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OCEAN RIG UDW INC.

By:	/s/ Niki Fotiou
Name:	Niki Fotiou
Title:	Vice President of Finance and Accounting

Dated  March 9, 2015

OCEAN RIG UDW INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Ocean Rig UDW Inc.

We have audited the accompanying consolidated balance sheets of Ocean Rig UDW Inc. (the "Company") as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income/(loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule listed in Item 18.1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ocean Rig UDW Inc. at December 31, 2013 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ocean Rig UDW Inc.'s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 9, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
Athens, Greece
March 9, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Ocean Rig UDW Inc.

We have audited Ocean Rig UDW Inc.'s  internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Ocean Rig UDW Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Ocean Rig UDW Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ocean Rig UDW Inc. as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income/(loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2014 of Ocean Rig UDW Inc. and our report dated March 9, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 9, 2015

OCEAN RIG UDW INC.
Consolidated Balance Sheets
As of December 31, 2013 and 2014
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31, 2013	December 31, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$605,467	$528,933
Restricted cash (Note 2)	3,561	2,564
Trade accounts receivable, net of allowance for doubtful receivables of $2,948 and $2,825 at December 31, 2013 and 2014, respectively	289,718	345,187
Other current assets (Note 4)	110,971	101,508
Total current assets	1,009,717	978,192

FIXED ASSETS, NET:
Advances for drillships under construction and related costs (Note 5)	662,313	622,507
Drilling rigs, drillships, machinery and equipment, net (Note 6)	5,777,025	6,207,633
Total fixed assets, net	6,439,338	6,830,140

OTHER NON-CURRENT ASSETS:
Restricted cash (Note 2)	50,000	-
Financial instruments (Note 9)	13,517	10,101
Due from a related party (Note 3)	-	117,219
Other non-current assets (Note 7)	107,878	105,969
Total non-current assets, net	171,395	233,289
Total assets	$7,620,450	$8,041,621

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 8)	$85,401	$19,858
Due to related parties (Note 3)	-	11,287
Accounts payable and other current liabilities	89,988	72,030
Accrued liabilities	214,137	175,058
Deferred revenue	123,862	121,579
Financial instruments (Note 9)	30,266	17,881
Total current liabilities	543,654	417,693

NON-CURRENT LIABILITIES
Long term debt, net of current portion and deferred financing costs (Note 8)	3,907,835	4,352,592
Financial instruments (Note 9)	15,557	8,617
Deferred revenue	152,226	81,359
Other non-current liabilities	21,335	15,084
Total non-current liabilities	4,096,953	4,457,652

COMMITMENTS AND CONTINGENCIES (Note 16)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2013 and 2014, nil issued and outstanding at December 31, 2013 and 2014, respectively	-	-
Common stock, $0.01par value; 1,000,000,000 shares authorized, at December 31, 2013 and 2014, 131,875,128 and 132,017,178 issued and outstanding at December 31, 2013 and 2014, respectively (Note 10)	1,319	1,320
Additional paid-in capital	3,492,650	3,494,957
Accumulated other comprehensive loss (Note 11)	(23,454)	(23,938)
Accumulated deficit	(490,672)	(306,063)
Total stockholders' equity	2,979,843	3,166,276
Total liabilities and stockholders' equity	$7,620,450	$8,041,621
The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statements of Operations
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Year Ended December 31,
	2012	2013	2014
REVENUES:
Service revenue, net	$941,903	$1,180,250	$1,817,077
Total Revenues	941,903	1,180,250	1,817,077

EXPENSES:
Drilling rigs and drillships operating expenses	563,583	504,957	727,832
Depreciation and amortization	224,479	235,473	324,302
Loss on sale of assets	133	-	-
General and administrative expenses	83,647	126,868	131,745
Legal settlements and other, net (Note 16)	4,524	6,000	(721)
Operating income	65,537	306,952	633,919

OTHER INCOME / (EXPENSES):
Interest and finance costs (includes ($22,904) accumulated other comprehensive reclassifications in 2012 for losses on previously designated cash flow hedges) (Note 12)	(116,427)	(220,564)	(300,131)
Interest income (Note 3)	553	9,595	12,227
Gain/ (Loss) on interest rate swaps (Note 9)	(36,974)	8,616	(12,671)
Other, net	(1,068)	3,315	4,282
Total other expenses, net	(153,916)	(199,038)	(296,293)

INCOME / (LOSS) BEFORE INCOME TAXES	(88,379)	107,914	337,626
Income taxes (Note 13)	(43,957)	(44,591)	(77,823)

NET INCOME / (LOSS)	$(132,336)	$63,323	$259,803

NET INCOME / (LOSS) TO COMMON STOCKHOLDERS (Note 14)	$(132,336)	$63,221	$259,031

EARNINGS/ (LOSS) PER SHARE TO COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 14)	$(1.00)	$0.48	$1.96
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 14)	131,696,935	131,727,504	131,837,227

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statements of Comprehensive Income/(Loss)
For the years ended December 31, 2012, 2013 and 2014
 (Expressed in thousands of U.S. Dollars)

	Year Ended December 31,
	2012	2013	2014

Net income / (Loss)	$(132,336)	$63,323	$259,803

Other Comprehensive income / (loss):
Reclassification of realized losses associated with capitalized interest to depreciation and amortization	1,034	1,036	1,034
Reclassification of losses on previously designated cash flow hedges to interest and finance costs	22,904	-	-
Actuarial gains/ (losses)	(637)	3,335	(1,518)
Other Comprehensive income/ (loss)	23,301	4,371	(484)

Total Comprehensive income / (loss) attributable to Ocean Rig UDW Inc.	$(109,035)	$67,694	$259,319

OCEAN RIG UDW INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2012, 2013 and 2014
 (Expressed in thousands of U.S. Dollars - except for share data)

	Common Stock
	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity

BALANCE, January 1, 2012	131,696,928	$1,317	$3,469,924	$(51,126)	$(421,659)	$2,998,456
Net loss	-	-	-	-	(132,336)	(132,336)
Issuance of non-vested shares	28,200	-	-	-	-	-
Amortization of stock based compensation	-	-	613	-	-	613
Other comprehensive income	-	-	-	23,301	-	23,301
Capital contribution from DryShips Inc	-	-	18,481	-	-	18,481
BALANCE, December 31, 2012	131,725,128	$1,317	$3,489,018	$(27,825)	$(553,995)	$2,908,515
Net income	-	-	-	-	63,323	63,323
Issuance of non-vested shares	150,000	2	(2)	-	-	-
Amortization of stock based compensation	-	-	3,634	-	-	3,634
Other comprehensive income	-	-	-	4,371	-	4,371
BALANCE, December 31, 2013	131,875,128	$1,319	$3,492,650	$(23,454)	$(490,672)	$2,979,843
Net income	-	-	-	-	259,803	259,803
Issuance of non-vested shares	157,500	1	(1)	-	-	-
Cancellation of previously issued vested shares	(15,450)	-	-
Amortization of stock based compensation	-	-	3,576	-	-	3,576
Establishment costs for issuance of subsidiaries shares	-	-	(1,268)	-	-	(1,268)
Dividends declared and paid	-	-	-	-	(75,194)	(75,194)
Other comprehensive loss	-	-	-	(484)	-	(484)
BALANCE, December 31, 2014	132,017,178	$1,320	$3,494,957	$(23,938)	$(306,063)	$3,166,276

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2012, 2013 and 2014
 (Expressed in thousands of U.S. Dollars)

	Years ended December 31,

	2012	2013	2014
Cash Flows from Operating Activities:
Net income/(loss)	$(132,336)	$63,323	$259,803
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	224,479	235,473	324,302
Loss on sale of assets	133	-	-
Amortization and write-off of financing fees	12,944	38,797	42,995
Amortization income of deferred financing fees	-	-	(219)
Amortization of cash flow hedge reserve	22,904	-	-
Change in fair value of derivatives	(16,063)	(44,383)	(15,909)
Amortization of stock based compensation	613	3,634	3,576
Other non cash items	16,961	-	-
Changes in operating assets and liabilities:
Trade accounts receivable	(24,040)	(141,842)	(55,469)
Other current and non-current assets	(56,938)	(41,318)	38,460
Due to related parties	-	-	11,287
Accounts payable and other current and non-current liabilities	46,741	27,435	(25,728)
Accrued liabilities	52,253	57,251	(40,131)
Deferred revenue	97,552	134,638	(73,150)
Security deposits for derivatives	33,100	-	-
Net Cash Provided by Operating Activities	278,303	333,008	469,817
Cash Flows from Investing Activities:
Loan to parent	-	-	(120,000)
Proceeds from arrangement fees			3,000
Advances for drillships under construction and related costs	(212,185)	(232,834)	(292,984)
Drilling rigs, drillships machinery, equipment and other improvements/ upgrades	(97,869)	(1,050,530)	(455,997)
Proceeds from sale of assets	180	-	-
(Increase) / decrease in restricted cash	(10,595)	139,134	50,997
Net Cash Used in Investing Activities	(320,469)	(1,144,230)	(814,984)
Cash Flows from Financing Activities:
Proceeds from short/long-term credit facilities, terms loans and senior notes	800,000	2,800,000	2,250,000
Principal payments and repayments of short/long-term debt	(671,667)	(1,622,250)	(1,862,250)
Dividends paid	-	-	(75,194)
Payments for issuance of subsidiaries shares	-	-	(466)
Payment of financing costs, net	(19,679)	(78,427)	(43,457)
Net Cash Provided by Financing Activities	108,654	1,099,323	268,633
Net increase/(decrease) in cash and cash equivalents	66,488	288,101	(76,534)
Cash and cash equivalents at beginning of year	250,878	317,366	605,467
Cash and cash equivalents at end of year	$317,366	$605,467	$528,933

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the years for:
Interest, net of amount capitalized	73,219	113,337	212,014
Income taxes	45,450	50,392	60,374
Non cash financing and investing activities:
Issuance of non-vested shares	-	2	1

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Ocean Rig UDW Inc., its subsidiaries and consolidated Variable Interest Entities ("VIEs") (collectively, the "Company," "Ocean Rig UDW" or "Group"). Ocean Rig UDW was formed on December 10, 2007, under the laws of the Republic of the Marshall Islands under the name Primelead Shareholders Inc. The Company was established by DryShips Inc. ("DryShips" or "the Parent") for the purpose of being the holding company of its drilling segment. DryShips is a publicly listed company on the NASDAQ Global Select Market (NASDAQ: DRYS). On November 24, 2010, Ocean Rig UDW established an office and was registered with the Cypriot Registrar of Companies as an overseas company. On October 6, 2011, the Company's common shares commenced "regular way" trading on the NASDAQ Global Select Market under the ticker symbol "ORIG." Dryships is currently impacted by the prolonged downturn in the drybulk charter market. The Company, in the preparation of its consolidated financial statements, has considered its relationship to its Parent and any impact its Parent's financial condition might have on its own consolidated financial statements. Based on its assessment, the Company has concluded that there is no impact on the basis of preparation of its consolidated financial statements.

The Company's customers are oil and gas exploration and production companies, including major integrated oil companies, independent oil and gas producers and government-owned oil and gas companies. Customers individually accounting for more than 10% of the Company's revenues during the years ended December 31, 2012, 2013 and 2014, were as follows:

	Year ended December 31,
	2012	2013	2014
Customer A	-	-	14%
Customer B	49%	33%	18%
Customer C	18%	-	-
Customer D	12%	-	-
Customer E	-	13%	12%
Customer F	-	18%	30%
Customer G	-	12%	14%

The loss of any of these significant customers could have a material adverse effect on the Company's results of operations if they were not replaced by other customers.

2. Significant Accounting Policies:

(a)	Principles of consolidation: The accompanying consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("US GAAP") and include the accounts and operating results of Ocean Rig UDW, its wholly-owned subsidiaries and its VIEs. As of December 31, 2013 and 2014, the Company consolidated one VIE for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The VIE's total assets and liabilities, as of December 31, 2013, were $35,782 and $56,556, respectively, while total liabilities exceeded total assets by $20,774. The VIE's total assets and liabilities, as of December 31, 2014, were $64,314 and $65,358, respectively, while total liabilities exceeded total assets by $1,044. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and absorbs a majority of an entity's expected losses, receives a majority of an entity's expected residual returns, or both. All intercompany balances and transactions have been eliminated on consolidation.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):

 (b) Use of estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Comprehensive income/(loss): The Company's comprehensive income/(loss) is comprised of net income/(loss), actuarial gains/losses related to the adoption and implementation of Accounting Standard Codification ("ASC") 715, "Compensation-Retirement Benefits", as well as losses in the fair value of the derivatives that qualify for hedge accounting in accordance with ASC 815 "Derivatives and Hedging" and realized gains/losses on cash flow hedges associated with capitalized interest in accordance with ASC 815-30-35-38 "Derivatives and Hedging".

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

(d) Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(e) Restricted cash: Restricted cash may include (i) minimum liquidity collateral requirements or minimum required cash deposits, as defined in the Company's loan agreements; (ii) taxes withheld from employees and deposited in designated bank accounts; (iii) amounts pledged as collateral for bank guarantees to suppliers and, (iv) amounts pledged as collateral for credit facilities and swap agreements.

(f) Trade accounts receivable net: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from customers, net of an allowance for doubtful receivables. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful receivables.

(g) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents; trade accounts receivable and derivative contracts (interest rate swaps and foreign currency contracts). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Company places its cash and cash equivalents, consisting mostly of bank deposits, with qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties. When considered necessary, additional arrangements are put in place to minimize credit risk, such as letters of credit or other forms of payment guarantees. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable.

The Company has made advances for the construction of drillships to Samsung Heavy Industries Co Ltd ("Samsung"). The ownership of the drillships is transferred from the yard to the Company at delivery. As of December 31, 2014, cumulative installment payments made to Samsung amounted to approximately $515,856 for the four drillships under construction (Note 5). These installment payments are, to a large extent, secured with irrevocable letters of guarantee, or "refund guarantees", issued by financial institutions.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):

(h) Advances for drillships under construction and related costs: This represents amounts expended by the Company in accordance with the terms of the construction contracts for drillships as well as other expenses incurred directly or under a management agreement with a related party in connection with on site supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. The carrying value of drillships under construction represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, commissions to related party, construction supervision, equipment, spare parts and capitalized interest.

(i) Capitalized interest: Interest expense is capitalized during the construction period of drilling rigs and drillships based on accumulated expenditures for the applicable project at the Company's current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate ("the capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. If the Company's financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company. Capitalized interest expense for the years ended December 31 2012, 2013 and 2014, amounted to $44,951, $65,492 and $37,342, respectively (Note 12).

(j) Insurance claims: The Company records insurance claim recoveries for insured losses incurred on damages to fixed assets, loss of hire and for insured crew medical expenses under "Other current assets". Insurance claims are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages or loss due to the drilling unit being wholly or partially deprived of income as a consequence of damage to the unit or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed following the insurance claim.

 (k) Foreign currency translation: The functional currency of the Company is the U.S. Dollar since the Company operates in international drilling markets and therefore, primarily transacts business in U.S. Dollars. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in "Other, net" in the accompanying consolidated statements of operations.

(l) Drilling rigs, drillships, machinery and equipment, net:

(i) Drilling rigs and drillships are stated at historical cost less accumulated depreciation. Such costs include the cost of adding or replacing parts of drilling rig or drillship machinery and equipment when the cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling rig or drillship. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight- line basis over the useful life of the assets after considering the estimated residual value as follows: bare deck 30 years and other asset parts 5 to 15 years for the drilling rigs and drillships. The residual values of the drilling rigs and drillships are estimated at $35,000 and $50,000, respectively, for the years ended December 31, 2012, 2013 and 2014.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):

(m) Impairment of long-lived assets: The Company reviews for impairment long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on a rig by rig and drillship by drillship and asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company evaluates the carrying amounts of its drilling rigs and drillships by obtaining independent appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, drilling rig/drillships sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the drilling rigs and drillships future performance, with the significant assumptions being related to drilling rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each drilling rig/drillship. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present; the Company determines undiscounted projected net operating cash flows for each drilling rig/drillship and compares them to the drilling rig or drillship's carrying value. The projected net operating cash flows are determined by considering the drilling revenues from existing drilling contracts for the fixed days and an estimated daily rate equivalent for the unfixed days. The salvage value used in the impairment test is estimated to be $35,000 and $50,000 for drilling rigs and drillships, respectively in accordance with the Company's depreciation policy. If the Company's estimate of undiscounted future cash flows for any drilling rig or drillship is lower than the carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long drilling rates and drilling rigs or drillship values will remain at their currently high levels. As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable and therefore, concluded that no impairment loss was necessary for 2012, 2013 and 2014.

(n) Class costs: The Company follows the direct expense method of accounting for periodic class costs incurred during special surveys of drilling rigs and drillships, normally every five years. Class costs and other maintenance costs are expensed in the period incurred and included in "Drilling rigs and drillships operating expenses."

(o) Deferred financing costs: Deferred financing costs include fees, commissions and legal expenses associated with the Company's long- term debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made. Arrangement fees paid to lenders for loans which the Company has not drawn down are capitalized and included in other current and non-current assets. Amortization and write offs for each of the years ended December 31 2012, 2013 and 2014, amounted to $12,944, $38,797 and $42,995, respectively (Note 12).

(p) Revenue and related expenses:

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

(i) Well contracts: Well contracts are contracts under which the assignment is to drill a certain number of wells. Revenue from day-rate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts. All mobilization revenues, direct incremental expenses of mobilization and contributions from customers for capital improvements are initially deferred and recognized as revenues and expenses, as applicable, over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Demobilization revenues and expenses are recognized over the demobilization period. All revenues for well contracts are recognized as "Service revenues" in the consolidated statement of operations.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):

(ii) Term contracts: Term contracts are contracts under which the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determines whether the arrangement is a multiple element arrangement containing both a lease element and drilling services element. For revenues derived from contracts that contain a lease, the lease elements are recognized as "Leasing revenues" in the consolidated statement of operations on a basis approximating straight line over the lease period. The drilling services element is recognized as "Service revenues" in the period in which the services are rendered at estimated fair value. Revenues related to the drilling element of mobilization and direct incremental expenses of drilling services are deferred and recognized over the estimated duration of the drilling period. To the extent that expenses exceed revenue to be recognized, they are expensed as incurred. Demobilization fees and expenses are recognized over the demobilization period. Contributions from customers for capital improvements are initially deferred and recognized as revenues over the estimated duration of the drilling contract.

 (q) Earnings / (loss) per common share: Basic earnings / (loss) per common share are computed by dividing net income/ (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company's dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company's common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings / (loss) per share computation.

(r) Segment reporting: The Company has determined that it operates in one reportable segment, the offshore drilling operations.

(s) Financial instruments: The Company designates its derivatives based upon guidance of ASC 815, "Derivatives and Hedging" which establishes accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

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

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the consolidated statement of operations. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

(ii)      Other derivatives: Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):

(t) Fair value measurements: The Company follows the provisions of ASC 820, "Fair Value Measurements and Disclosures" which defines and provides guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entities own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note 9).

(u) Income taxes: Income taxes have been provided for based upon the tax laws and rates in effect in the countries in which the Company's operations are conducted and income is earned. There is no expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes because the countries in which the Company operates have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using the applicable jurisdictional tax rates in effect at the year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense.

(v) Commitments and contingencies: Provisions are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date.

(w) Stock-based compensation: Stock-based compensation represents vested and non-vested common stock granted to certain employees for their services. The Company calculates total compensation expense for the award based on its fair value on the grant date and amortizes the total compensation on an accelerated basis over the vesting period of the award or service period (Note 10).

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):

(x) Recent accounting pronouncements:
Revenue from Contracts with Customers: The Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB") (collectively, the "Boards") jointly issued a standard in May 2014 that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and International Financial Reporting Standards ("IFRS") and is effective for annual periods beginning on or after January 1, 2017. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard's requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity's ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods, and key judgments and estimates. The guidance in Accounting Standard Update ("ASU") 2014-09 Revenue from Contracts with Customers (Topic 606) supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this ASU supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. Management is in the process of accessing the impact of the new standard on Company's financial position and performance.
Going Concern: In August 2014, the FASB issued ASU No. 2014-15–Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

3. Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and consolidated statements of operations are as follows:

	Year ended December 31,
	2013	2014
Balance Sheet
Due from a related party – Dryships Inc.	-	117,219
Due from related party - Total	-	117,219

Due to related parties – Cardiff Drilling Inc.	-	4,287
Due to related parties – Azara Services S.A.	-	4,000
Due to related parties – Basset Holding Inc.	-	3,000
Due to related parties - Total	-	11,287

Advances for drillships under construction and related costs	$1,185	$1,546
Drilling rigs, drillships, machinery and equipment, net	$5,692	$2,885

	Year ended December 31,
Statement of Operations	2012	2013	2014
Service Revenue, net - Cardiff Marine Inc.	$6,193	$-	$-
Service Revenue, net - Cardiff Drilling Inc.	-	10,786	16,826
General and administrative expenses:
-Vivid Finance Limited	10,768	16,623	13,153
-Azara Services S.A.	-	5,000	9,000
-Basset Holding Inc.	2,676	4,200	8,191
-Amortization of CEO's stock based compensation	-	1,358	2,316
Interest income – Dryships Inc	$-	$-	$1,164

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
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

Effective January 1, 2013, DryShips terminated the Global Services Agreement with Cardiff. The Global Services Agreement has been replaced by the New Global Services Agreement, effective as of January 1, 2013, between Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig UDW and Cardiff Drilling Inc. (formerly known as Cardiff Oil & Gas Management), a company controlled by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou, with the same terms and conditions as in the previous Global Services Agreement between DryShips and Cardiff, except that under the New Global Services Agreement, the Company is obligated to pay directly the fees of 1.0% in consideration of employment arrangements under the agreement and 0.75% in consideration of purchase and sale activities under the agreement, whereas under the Global Services Agreement, those fees were paid by DryShips.

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

Basset Holdings Inc.: Under the consultancy agreement effective from June 1, 2012, between one of the Company's wholly owned subsidiary, and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as Executive Vice-President of Ocean Rig. The annual remuneration to be awarded to Basset under the consultancy agreement is Euro 0.9 million ($1.1 million based on the Euro/U.S. Dollar exchange rate as of December 31, 2014).  Effective January 1, 2015, the annual remuneration was reduced to Euro 0.45 million ($0.55 million based on the Euro/U.S. Dollar exchange rate as of December 31, 2014).

On August 20, 2013, the Compensation Committee of Ocean Rig approved that a cash bonus of $3,000 be paid to Basset for the contribution of Mr. Antony Kandylidis services as Executive Vice President. On August 19, 2014, the Company's Compensation Committee approved that a cash bonus of $4,000 be paid to Basset for the contribution of Mr. Anthony Kandylidis for Executive Vice President's services, during 2013. On December 30, 2014, the Company's Compensation Committee approved that a cash bonus of $3,000 be paid to Basset for the contribution of Mr. Anthony Kandylidis for Executive Vice President's services, during 2014.

Basset is also the owner of 114,286 shares of the Company's common stock, as of December 31, 2014.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties-(continued):

Steel Wheel Investments Limited: Steel Wheel Investments Limited ("Steel Wheel"), a company controlled by the Company's Executive Vice President, Mr. Antony Kandylidis, is the owner of 1,570,226 shares of the Company's common stock, as of December 31, 2014.

Azara Services S.A.: Under the consultancy agreement entered on September 9, 2013 and effective from January 1, 2013, between one of the Company's wholly owned subsidiary, and Azara Services S.A. ("Azara"), a related party entity incorporated in the Republic of Marshall Islands, Azara provides consultancy services relating to the services of Mr. George Economou in his capacity as Chief Executive Officer of the Company.  The annual remuneration to be awarded to Azara under the consultancy agreement is $2,500 in cash.

 In addition, on August 20, 2013, the Company's Compensation Committee approved a sign-on bonus of $2,500 cash and 150,000 shares of the Company's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer of the Company. The shares vest over a period of two years  with 50,000 shares vesting on the grant date, 50,000 shares vesting on August 20, 2014 and 50,000 vesting on August 20, 2015, respectively. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig's shares on the grant date of $17.56 per share.

On August 19, 2014, Company's Compensation Committee approved a bonus in the form of $2,500 cash and 150,000 shares of Company's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer of the Company, rendered during 2013. The shares vest over a period of three years with 50,000 shares vesting on December 31, 2014, 50,000 shares vesting on December 31, 2015, and 50,000 vesting on December 31, 2016. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of Ocean Rig shares on the grant date of $18.37 per share.

On December 30, 2014, Company's Compensation Committee approved a bonus in the form of $4,000 cash and 300,000 shares of Company's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer, during 2014. The shares vest over a period of three years with 100,000 shares vesting on December 31, 2015, 100,000 shares vesting on December 31, 2016, and 100,000 vesting on December 31, 2017. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of Ocean Rig shares on the grant date of $9.46 per share.

Public offering

In April 2012, companies affiliated with the Company`s Chairman and Chief Executive Officer, Mr. George Economou, purchased a total of 2,185,000 common shares of the Company in the public offering of the Company's common shares by DryShips that was completed on April 17, 2012.

DryShips Inc.

On November 18, 2014, the Company entered into a $120,000 unsecured facility with its parent company, DryShips. The loan from the Company to DryShips bears interest at a LIBOR plus margin rate and is due in May 2016. The Company has the option to exchange this loan for its common shares owned by DryShips at a fixed price per share, provided the DryShips $200,000 Secured Bridge Credit facility has been repaid in full. If such exchange occurs, the margin of the loan will be reduced from inception. During the year ended December 31, 2014, the Company earned interest income amounting to $1,164 from DryShips under this loan agreement.

During the year ended December 31, 2014, the Company paid dividends of $75,194 out of which $44,631 were paid to DryShips by virtue of its shareholders.

4. Other Current Assets

The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2013	2014
Inventories	$8,616	$6,609
Deferred mobilization expenses	76,986	66,169
Prepayments and advances	10,980	22,880
Other	14,389	5,850
Total	$110,971	$101,508

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5. Advances for drillships under construction and related costs:

The amounts shown in the accompanying consolidated balance sheets include milestone payments under the drillship building contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2.   For the years ended December 31, 2013 and 2014, the movement of the advances for drillships under construction and related costs was as follows:

	December 31,
	2013	2014
Balance at beginning of year	$992,825	$662,313
Advances for drillships under construction and related costs	1,112,237	688,832
Drillships delivered	(1,442,749)	(728,638)
Balance at end of year	$662,313	$622,507

On April 18, 2011, April, 27, 2011, June 23, 2011 and September 20, 2012, pursuant to an option contract with Samsung, Ocean Rig UDW exercised four of its six newbuilding drillship options, and entered into building contracts for four seventh generation ultra-deepwater drillships, namely the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena, and the Ocean Rig Apollo for a total contractual cost of approximately $608,000, per drillship for the initial three, and $683,000 for the fourth. The Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo were delivered on August 19, 2013 , December 20, 2013, March 24, 2014 and March 5, 2015, respectively.

On August 30, 2013, Drillship Santorini Owners Inc., a wholly owned subsidiary of Ocean Rig signed a contract to construct the Ocean Rig Santorini, a 7th generation ultra-deepwater drillship at Samsung Heavy Industries. This 7th generation drillship is a sister ship to the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo. The Ocean Rig Santorini, which is equipped with two blow-out preventers and the Company has advanced $127,000 to the yard, is scheduled to be delivered to the Company in June 2016. The total project cost is estimated to be approximately $644,000.

On April 8, 2014, two contracts between Drillship Crete Owners Inc. and Drillship Amorgos Owners Inc., two wholly owned subsidiaries of the Company, and Samsung Heavy Industries Co., Ltd ("Samsung") became effective for the construction of two seventh generation new integrated design drillships at Samsung and paid $76,600 as first installment to the yard for each of the new drillships, which are equipped with two blow-out preventers. The drillships are scheduled to be delivered to the Company in February 2017 and June 2017, respectively. The total project cost is approximately $728,000 per drillship.

6.  Drilling rigs, drillships, machinery and equipment, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$4,968,397	(568,935)	$4,399,462
Additions/ Transfer from drillships under construction	1,610,543	-	1,610,543
Depreciation	-	(232,980)	(232,980)
Balance December 31, 2013	$6,578,940	(801,915)	$5,777,025
Additions/ Transfer from drillships under construction	752,432	-	752,432
Depreciation	-	(321,824)	(321,824)
Balance December 31, 2014	$7,331,372	$(1,123,739)	$6,207,633

As of December 31, 2014, all of the Company's operating drilling rigs and drillships have been pledged as collateral to secure the Company's 6.50% senior secured notes due 2017 and term loan B facilities discussed in Note 8.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Other non-current assets

The amount of other non-current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2013	2014
Deferred mobilization expenses	$72,624	$43,327
Intangible assets, net	6,175	4,732
Other	29,079	57,910
Total	$107,878	$105,969

8. Long-term Debt:

	December 31, 2013	December 31, 2014
$1.3 billion Senior Secured Term Loan B Facility	$-	$1,296,750
$1.9 billion Term Loan B Facility	1,895,250	1,876,250
$1.35 billion Senior Secured Credit Facility	890,000	-
9.5% Senior Unsecured Notes	500,000	-
7.25% Senior Unsecured Notes	-	500,000
6.5% Senior Secured Notes	800,000	800,000
Less: Deferred financing costs	(92,014)	(100,550)
Total debt	3,993,236	4,372,450
Less: Current portion	(85,401)	(19,858)
Long-term portion	$3,907,835	$4,352,592

7.25% Senior Unsecured Notes due 2019
On March 26, 2014 the Company issued $500,000 aggregate principal amount of 7.25% senior unsecured notes due 2019 (the "7.25% Senior Unsecured Notes"), offered in a private placement, resulting in net proceeds of approximately $493,625. The Senior Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness. The Company used the net proceeds from the offering of the 7.25% Senior Unsecured Notes, together with cash on hand, and repurchased $462,300 of its 9.5% Senior Unsecured Notes, of which $500,000 in aggregate principal amount was outstanding prior to closing of the 7.25% Senior Unsecured Notes Offering, at a tender premium of 105.375%, while the remaining $37,700 was redeemed at a redemption price of 104.5% on May 13, 2014.
The 7.25% Senior Unsecured Notes are not guaranteed by any of the Company's subsidiaries. Upon a change of control, which would occur if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require the Company to purchase all outstanding notes at a redemption price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The contractual semi-annual coupon interest rate is 7.25% per year.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Long-term Debt (continued):

9.5% Senior Unsecured Notes due 2016

On April 27, 2011, the Company issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016 (the "Senior Unsecured Notes") offered in a private placement, resulting in net proceeds of approximately $487,500. The Senior Unsecured Notes were unsecured obligations and ranked senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The 9.5% Senior Unsecured Notes were repurchased or redeemed by proceeds from the 7.25% Senior Unsecured Notes offering discussed above, together with cash on hand.
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

$1.35 billion Senior Secured Credit Facility

On February 28, 2013, Drillships Ocean Ventures Inc., the Company's wholly-owned subsidiary, entered into a secured term loan facilities agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, in the amount of $1, 350,000 to partially finance the construction costs of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena. The facilities agreement was comprised of three secured credit facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by the commercial lenders, or the Commercial Facilities, three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by Eksportkreditt Norge AS, or the Eksportkreditt GIEK Facilities, and three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by the Export-Import Bank of Korea, or the Kexim Facilities.  All term loan facilities bore interest at LIBOR plus a margin and were repayable in quarterly installments, beginning three months after the delivery of the first drillship. The Commercial Facilities matured five years after the first repayment date while the Eksportkreditt GIEK Facilities and Kexim Facilities matured five or eleven years after the first repayment date at the lenders option.  In connection with this loan, the Company paid $22.4 million as loan origination fees. On August 20, 2013 and December 20, 2013, the Company drew down an amount of $900,000 in aggregate under the above facility in connection with the deliveries of Ocean Rig Mylos and the Ocean Rig Skyros.  On March 24, 2014, the Company drew down the remaining undrawn amount of $450,000 in connection with the delivery of Ocean Rig Athena.
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
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Long-term Debt (continued):

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

On July 25, 2014, this facility was repaid in full and replaced by the $1.3 billion Senior Secured Term Loan B Facility (see below).

$1.3 billion Senior Secured Term Loan B Facility
On July 25, 2014, the Company's wholly owned subsidiary, Drillships Ocean Ventures Inc., entered into a $1.3 billion Senior Secured Term Loan B ("New Term Loan B") facility to repay the $1.35 billion Senior Secured Credit Facility, which had an outstanding loan balance of approximately $1.3 billion on that date. The unamortized balance of deferred finance fees associated with the repaid loans, amounting to approximately $19,797, was written off in the consolidated statement of operations upon the extinguishment of the related debt in July 2014. In addition, restricted cash of $75,000 associated with the respective debt was released upon the repayment.  The New Term Loan B facility which is secured primarily by first priority mortgages on the vessels, the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, bears interest at a fixed rate, and matures on July 25, 2021.

$1.9 billion Term Loan B Facility

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

On February 7, 2014, the Company refinanced its then existing short-term Tranche B-2 Term Loans with a fungible add-on to its existing long-term Tranche B-1 Term Loans.  As a result of this refinancing, the total $1.9 billion of Tranche B-1 Term Loans will mature no earlier than the third quarter of 2020.
As of December 31, 2014, the Company's outstanding debt is secured by, among other things, first priority mortgages over the Company's operating and newbuilding drilling units, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation relating to such drilling units and a pledge of the shares of capital stock of certain of the Company's subsidiaries. Certain of our debt instruments contain financial covenants, minimum coverage ratio requirements and restrict, without the bank's prior consent, the Company's or its subsidiaries ability to, among other things, pay dividends, change the management and ownership of its drillships, incur additional indebtedness, incur and create liens on its assets, and change in the general nature of the Company's business.

Total interest and debt amortization cost incurred on long-term debt for the years ended December 31, 2012, 2013 and 2014, amounted to $148,763, $228,992 and $304,132 , respectively, of which $44,951, $65,492 and $ 37,342 , respectively, were capitalized as part of the cost of the drillships under construction. Total interest incurred and amortization of debt issuance cost on long-term debt, net of capitalized interest, are included in "Interest and finance costs" in the accompanying consolidated statement of operations.

The aggregate available undrawn amounts under the Company's facilities at December 31, 2014, are nil. The Company's weighted average interest rates on the above bank loans and notes were 4.2%, 6.4% and  6.4%, as of December 31, 2012, 2013, and 2014, respectively.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Long-term Debt (continued):

The bank loans are payable in U.S. Dollars in quarterly with balloon payments due at maturity between July 2020 and July 2021. Interest rates on the outstanding loans as at December 31, 2014, are based on a fixed rate.

Loan movements for the Company's Senior Unsecured Notes, Drill Rigs Senior Notes, 7.25% Senior Unsecured Notes and secured credit facilities throughout 2014, is as follows:

Loan	Loan Agreement Date	Original Amount	December 31, 2013	New Loans	Repayments	December 31, 2014

Senior Unsecured Notes	April 14, 2011	500,000	500,000	-	(500,000)	-
Drill Rigs Senior Notes	September 20, 2012	800,000	800,000	-	-	800,000
Secured Credit Facility	February 28, 2013	1,350,000	890,000	450,000	(1,340,000)	-
Term Loan B Facility	July 12, 2013	1,900,000	1,895,250	-	(19,000)	1,876,250
7.25% Senior Unsecured Notes	March 26, 2014	500,000	-	500,000	-	500,000
New Term Loan B Facility	July 25, 2014	$1,300,000	$-	$1,300,000	$(3,250)	$1,296,750
			$4,085,250	$2,250,000	$(1,862,250)	$4,473,000

The annual principal payments required to be made after December 31, 2014, including balloon payments, totaling $4,473,000 due through July 2021, are as follows:

2015	$32,000
2016	32,000
2017	832,000
2018	32,000
2019	532,000
2020 and thereafter	3,013,000
Total principal payments	4,473,000
Less: Financing fees	(100,550)
Total debt	$4,372,450

9. Financial Instruments and Fair Value Measurements:

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
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Financial Instruments and Fair Value Measurements – (continued):

9.1 Interest rate swaps and cap and floor agreements: As of December 31, 2012, the Company had outstanding twelve interest rate swaps, with a notional amount of $2.7 billion, maturing from September 2013 through November 2017. As of December 31, 2013, the Company had outstanding nine interest rate swaps, with a notional amount of $2.1 billion , maturing from September 2014 through November 2017. As of December 31, 2014, the Company had outstanding seven interest rate swaps, with a notional amount of $1.8 billion , maturing from April 2016 through November 2017.

Effective January 1, 2011, the Company removed the designation of interest rate swaps previously designated as cash flow hedges and discontinued hedge accounting for the associated interest rate swaps. As a result, as of December 31, 2012, 2013 and 2014, these agreements do not qualify for hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statements of operations. In accordance with ASC 815-30-40 the accumulated unrealized loss recorded in "Accumulated Other Comprehensive Income/(Loss) " for previously designated cash flow hedges, which as of December 31, 2010, amounted to $35,992, is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. During the year ended December 31, 2012 and following the early repayment of the associated loan, the balance of the hedge reserve amounting to $22,904 was reclassified into the consolidated statement of operations. Included in the $22,904 is an amount of $13,088 that was transferred to the consolidated statements of operations immediately as a result of the early loan repayment, which ended the forecasted transaction.

Accumulated Other Comprehensive Loss also included realized losses on cash flow hedges associated with interest capitalized during prior years under "Advances for drillships under construction" amounting to $27,776, which according to ASC 815-30-35 is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As a result, during the years ended December 31, 2012, 2013 and 2014, amounts of $1,034, $1,036 and $1,034, respectively, were reclassified into the consolidated statements of operations.

The estimated amount in other comprehensive income/ (loss) of cash flow hedge losses at December 31, 2014, that will be reclassified into earnings within the next twelve months, is $1,034.

9.2 Foreign currency forward contracts: As of December 31, 2012, 2013 and 2014, the Company had no outstanding forward contracts.

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Balance Sheets:

Derivatives not designated as Hedging Instruments	Balance Sheet Location	December 31, 2013 Fair value	December 31, 2014 Fair value
Interest rate swaps	Financial Instruments non-current assets	$13,517	$10,101
Interest rate swaps	Financial Instruments current liabilities	(30,266)	(17,881)
Interest rate swaps	Financial Instruments non-current liabilities	(15,557)	(8,617)
Total derivatives		$(32,306)	$(16,397)

During the years ended December 31, 2012, 2013 and 2014, the losses transferred from other comprehensive income/ (loss) to the statement of operations were $23,938, $1,036 and $1,034, respectively.

The effect of Derivative Instruments on the Consolidated Statement of Operations:

			Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Foreign currency forward contracts	Other, net	$-	-	$-
Interest rate swaps	Gain/ (Loss) on interest rate swaps	(36,974)	8,616	(12,671)

Total		$(36,974)	8,616	$(12,671)

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Financial Instruments and Fair Value Measurements-(continued):

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, and accounts payable and other current liabilities reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The Senior Unsecured Notes, the 7.25% Senior Unsecured Notes,  the Drill Rigs Senior Notes and the Term Loan B Facilities have a fixed rate and their estimated fair values are determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the countermarket). The estimated fair value of the above Senior Unsecured Notes, Drill Rigs Senior Notes and Term Loan B Facility at December 31, 2013, is approximately $531,250, $863,504 and $1,951,790, respectively compared to a carrying value net of finance fees of $493,915, $784,485 and $1,839,170, respectively. The estimated fair value of the above 7.25% Senior Unsecured Notes and Drill Rigs Senior Notes, at December 31, 2014, is approximately $380,000 and $666,000, respectively while the loan balances are approximately the same as their fair market values, compared to a carrying value net of finance fees of $492,214, $788,224, $1,825,671 and $1,266,341, respectively.

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
Level 2--Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3--Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Interest rate swaps-asset position	$10,101	-	10,101	$-
Interest rate swaps-liability position	(26,498)	-	(26,498)	-

Total	$(16,397)	-	(16,397)	$-

	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Interest rate swaps-asset position	$13,517	-	13,517	$-
Interest rate swaps-liability position	(45,823)	-	(45,823)	-

Total	$(32,306)	-	(32,306)	$-

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Common Stock and Additional Paid-in Capital:

Dividends:
On May 8, 2014, the Company's Board of Directors declared a quarterly cash dividend with respect to the quarter ended March 31, 2014, of $0.19 per common share, to shareholders on record as of May 20, 2014. The dividend was paid in May 2014.

On July 21, 2014, the Company's Board of Directors declared a quarterly cash dividend with respect to the quarter ended June 30, 2014, of $0.19 per common share, to shareholders on record as of August 1, 2014. The dividend was paid in August 2014.

On October 15, 2014, the Company's Board of Directors declared a quarterly cash dividend with respect to the quarter ended September 30, 2014, of $0.19 per common share, to shareholders on record as of October 31, 2014. The dividend was paid in November 2014.

The Company paid dividends amounting to $75,194 during the year ended December 31, 2014.

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
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Common Stock and Additional Paid-in Capital-(continued):

On March 31, 2014, the Company's Compensation Committee approved the grant of 161,200 shares of non-vested common stock to employees of Ocean Rig. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $17.79 per share.

On August 19, 2014, the Compensation Committee approved a bonus in the form of 150,000 shares to be granted to Azara for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2013. The shares vest over a period of three years with 50,000 shares vesting on December 31, 2014, 50,000 shares vesting on December 31, 2015, and 50,000 vesting on December 31, 2016. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $18.37 per share.

On November 4, 2014, the Company's Compensation Committee approved the grant of 45,450 shares of non-vested common stock to employees of Ocean Rig. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $12.60 per share.

On December 30, 2014, the Compensation Committee approved a bonus in the form of 300,000 shares to be granted to Azara for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2014. The shares vest over a period of three years with 100,000 shares vesting on December 31, 2015, 100,000 shares vesting on December 31, 2016, and 100,000 vesting on December 31, 2017. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $9.46 per share.

As of December 31, 2014, 309,452 shares have vested, while 171,626 shares were forfeited due to employees' resignations.

A summary of the status of Ocean Rig's non vested shares as of December 31, 2014 and movement during the year then ended, is presented below.

	Number of non vested shares	Weighted average grant date fair value per non vested shares

Balance December 31, 2012	73,500	16.40
Granted	342,400	17.19
Forfeited	(15,900)	16.90
Vested	(160,133)	16.92
Balance December 31, 2013	239,867	$17.15
Granted	656,650	13.76
Forfeited	(78,576)	16.93
Vested	(205,143)	17.31
Balance December 31, 2014	612,798	$13.49

	Number of vested shares	Weighted average grant date fair value per vested shares

As at December 31, 2012	2,500	$16.50
Granted and vested	117,133	17.18
Non vested shares granted in prior years and vested 2013	43,000	16.16
As at December 31, 2013	162,633	$16.90
Granted and vested	111,585	17.39
Non vested shares granted in prior years and vested 2014	93,558	17.20
Granted and vested shares in prior years, but cancelled during 2014	(58,324)	16.63
As at December 31, 2014	309,452	17.22

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Common Stock and Additional Paid-in Capital-(continued):

As of December 31, 2013 and 2014, there was $2,724 and $6,235 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by the Company, respectively. That cost is expected to be recognized over a period of 2 years. The amounts of $613, $3,634 and $3,576 represents the stock based compensation expense for each year accordingly and are recorded in "General and administrative expenses", in the accompanying consolidated statements of operations for the years ended December 31, 2012, 2013 and 2014.  The total fair value of shares vested during the years ended December 31, 2013 and 2014, was $2,959 and $2,383, respectively. As of December 31, 2014, there were 139,202 shares of common stock which had been granted to employees and vested but which had not yet been issued by the Company.

11. Accumulated other Comprehensive Loss:

The amounts in the accompanying balance sheets are analyzed as follows:

	December 31,
	2013	2014
Cash flows hedges realized loss	$(28,256)	$(27,222)
Actuarial pension gain	4,802	3,284
Total	$(23,454)	$(23,938)

12. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	December 31,
	2012	2013	2014
Interest costs on long-term debt	$135,819	$190,195	$261,137
Amortization and write off of financing fees	12,944	38,797	42,995
Amortization of unrealized hedge reserve (Note 9.1)	9,816	-	-
Capitalized borrowing costs	(44,951)	(65,492)	(37,342)
Commissions, commitment fees and other financial expenses	2,799	57,064	33,341
Total	$116,427	$220,564	$300,131

13. Income Taxes:

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

The components of the Company's income/(losses) before taxes are as follows:

	Year ended December 31,
	2012	2013	2014
Domestic loss (Marshall Islands)	$(2,536)	$(66,604)	$(161,913)
Foreign income/(loss)	(85,843)	174,518	499,539
Total income/(loss) before taxes	$(88,379)	$107,914	$337,626

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Income Taxes-(continued):

The components of the Company's tax expense were as follows:

	Year Ended December 31,
	2012	2013	2014
Current Tax expense	$43,957	$44,591	$77,823
Deferred Tax expense	-	-	-
Income taxes	$43,957	$44,591	$77,823

Effective tax rate	(49.7)%	41.3%	23.1%

The current tax expense is mainly related to withholding tax based on total contract revenue. In 2014, approximately 64% of the current tax expense related to withholding taxes in Angola. In 2013, approximately 72% of the current tax expense related to withholding taxes in Angola, Tanzania, Sierra Leone, Liberia and Gabon, while in 2012 approximately 81% of the current tax expense related to withholding taxes in Angola, Equatorial Guinea, Ivory Coast and Ghana.

Taxes have not been reflected in other comprehensive income/(loss) since the valuation allowances would result in no recognition of deferred tax.

	Year Ended December 31,
Reconciliation of total tax expense:	2012	2013	2014
Change in valuation allowance	$6,311	$-	$-
Differences in tax rates	(3,896)	89	-
Effect of permanent differences	120	-	-
Adjustments in respect to current income tax of previous years	184	683	-
Tax rate on interest	-	742	-
Effect of exchange rate differences	(1,599)	7	-
Income tax	42,837	43,070	70,441
Taxes on litigation matters subject to statutory rates, including interest and penalties	-	-	7,382
Total	$43,957	$44,591	$77,823

Ocean Rig UDW has for 2011 elected to use the statutory tax rate for each year based upon the location where the largest parts of its operations were domiciled. During 2012 ,2013 and 2014 most of its activities were in the Republic of the Marshall Islands with tax rate of zero.

Ocean Rig UDW is subject to changes in tax laws, treaties, regulations and interpretations in and between the countries in which its subsidiaries operate. A material change in these tax laws, treaties, regulations and interpretations could result in a higher or lower effective tax rate on worldwide earnings.

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities at the applicable tax rates in effect. The Company has not recognized any deferred tax liability, while the significant components of deferred tax assets are as follow:

	Year ended December 31,
	2013	2014
Deferred tax assets
Net operations loss carry forward	$1,723	$-
Accelerated depreciation of assets	65	101
Pension	608	1,184
Total deferred tax assets	$2,396	$1,285

Less: valuation allowance	(2,396)	(1,285)
Total deferred tax assets, net	$-	$-

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Income Taxes-(continued):

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company provides a valuation allowance to offset deferred tax assets for net operating losses ("NOL") incurred during the year in certain jurisdictions and for other deferred tax assets where, in the Company's opinion, it is more likely than not that the financial statement benefit of these losses will not be realized. The Company provides a valuation allowance for foreign tax loss carry forward to reflect the possible expiration of these benefits prior to their utilization. As of December 31, 2014, the valuation allowance for deferred tax assets is decreased from $2,396 in 2013 to $1,285 in 2014 reflecting a decrease in net deferred tax assets during the year.

We are under tax audits in several jurisdictions for the years 2008 - 2012 and have not received any assessments or proposed assessment that we would expect to result in a material assessment of taxes.
The Company repatriates earnings from subsidiaries that are not subject to taxes and it has the intention to indefinitely reinvest the undistributed earnings of its subsidiaries that are subject to tax, thus no deferred tax liability would be recognized.

14. Earnings/ (Loss) per share

	For the years ended December 31,
	2012			2013					2014
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding share (denominator)	Amount per share		Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income/(loss)	$(132,336)	-	$-	$63,323	-	$	-$	$259,803	-	$-
Less: Allocation of undistributed earnings to non-vested stock	-	-	-	(102)	-		-	(772)	-	-
Basic and diluted EPS Income/ (loss) attributable to common stockholders	$(132,336)	131,696,935	$(1.00)	$63,221	131,727,504		0.48	$259,031	131,837,227	1.96

 Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities and, thus, are included in the two-class method of computing earnings per share for the year ended December 31, 2013 and 2014. For the year ended December 31, 2013 and 2014, non-vested participating restricted common stock were not included in the computation of diluted earnings per share because the effect is anti-dilutive.

Non-vested, participating restricted common stock does not have a contractual obligation to share in the losses and was therefore, excluded from the basic loss per share calculation for the year ended December 31, 2012.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15.  Geographic information for offshore drilling operations

The revenue shown in the table below is based upon the location where the drilling takes place:

Country	2012	2013	2014
Ghana	$175,595	$-	$-
Norway	-	157,740	220,044
Brazil	233,569	353,397	581,635
Greenland	136	-	-
Ivory Coast	-	86,486	97,232
Tanzania	196,415	72,083	-
Angola	79,884	227,603	807,742
Namibia	33,212	-	-
Falkland	166,795	-	-
Equatorial Guinea	56,297	-	-
Gabon/ West Africa,	-	81,104	-
South Africa			110,424
Liberia	-	55,601	-
Ireland	-	104,014	-
Sierra Leone	-	37,272	-
Other	-	4,950	-
Total leasing and service revenues	$941,903	$1,180,250	$1,817,077

The drilling units the Leiv Eiriksson, the Eirik Raude, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon, the Ocean Rig Mykonos, the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena constitute the Company's long lived assets.

16. Commitments and Contingencies

16.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the offshore drilling business.

The Company has obtained insurance for the assessed market value of the drilling rigs and the drillships. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable for include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company's loss of hire insurance coverage does not protect against loss of income from day one. It covers approximately one year for the loss of time but will be effective after 45 days' off-hire. During 2012, the Ocean Rig Corcovado incurred off-hire due to a failure in one of its engines which was a covered event under the loss of hire policy that resulted in $24.6 million being recognized as revenue during the year ended December 31, 2012. The amount of $24.6 million was reimbursed by the insurers to the Company in August 2012. During 2014, the Ocean Rig Corcovado incurred off-hire for the same event and as a result an additional amount of $20.2 million for the above-covered event was recognized as revenue during the year ended December 31, 2014 and was reimbursed during the same period. During 2014, the Ocean Rig Mylos incurred off-hire due to damage to the blow-out-preventer stack during testing, which was a covered event under the loss of hire policy that resulted in $39.6 million being recognized as revenue during the year ended December 31, 2014, from which an amount of 39.1 was reimbursed during the year.

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
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16. Commitments and Contingencies–(continued):

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

On May 10, 2013, Drillship Hydra Owners Inc., being the owning company of drilling unit the Ocean Rig Corcovado, filed a claim against Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc with the High Court in London in connection with the loss of daily earnings and cost of repair for the blowout preventer of the Ocean Rig Corcovado in June and July 2011. In July 2013, the Company reached an out of court commercial agreement with Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc to receive a compensation amounting to $5.0 million and a Settlement Agreement and Release dated September 12, 2013 was entered into and the relevant claim filed in the High Court in London, U.K. was dropped. In this respect, the Company having previously recognized a receivable of $11.0 million, recorded a charge of $6.0 million during the year ended December 31, 2013, which is included under "Legal settlements and other, net" in the accompanying consolidated statement of operations.

Ocean Rig Norway Operations Inc. ("OCR"), a subsidiary of the Company, was notified by a letter dated November 13, 2013 that arbitration proceedings were commenced against it by Westcon Yard AS of Norway ("Westcon"), in connection to an alleged outstanding unpaid amount of Norwegian Krone Seventy Seven Million Three Hundred Eighty Three Thousand Eight Hundred and Three and Fifty Eight Шre (NOK 77,383,803.58), $10.4 million (based on based on the NOK/U.S. Dollar exchange rate as of December 31, 2014) plus interest and costs related to upgrades performed in the drilling unit the Leiv Eiriksson in late 2012 and early 2013. The counterparties reached an agreement during the year ended December 31, 2014.

Except for the matters discussed above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

16.2 Purchase Obligations:

The following table sets forth the Company's contractual purchase obligations as of December 31, 2014.

	2015	2016	2017	Total
Drillships building contracts	$566,300	498,200	864,400	$1,928,900
Total obligations	$566,300	498,200	864,400	$1,928,900

17. Subsequent Events:

17.1 On February 13, 2015 the Company signed definitive loan documentation for an up to $475 million syndicated secured term loan to partially finance the construction costs of the Ocean Rig Apollo. This facility has a 5 year term, and approximate 12 year repayment profile, and bears interest at LIBOR plus a margin.

17.2  On February 24, 2015, the Company' Board of Directors declared a quarterly cash dividend with respect to the quarter ended December 31, 2014, of $0.19 per common share, to its shareholders of record as of March 10, 2015 and payable on or about March 23, 2015.

17.3  On March 5, 2015, the Company took delivery of the Ocean Rig Apollo and drew down an amount of $462,000 under the $475 million syndicated secured term loan in connection with the delivery.

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Balance Sheets
December 31, 2013 and 2014
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2013	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$58	$60
Other current assets	300	2,090
Total current assets	358	2,150

NON-CURRENT ASSETS:
Investments in subsidiaries*	3,494,475	3,549,399
Due from related parties	-	117,219
Total non-current assets	3,494,475	3,666,618

Total assets	$3,494,833	$3,668,768

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Other current liabilities	$21,075	$10,278
Total current liabilities	21,075	10,278

NON-CURRENT LIABILITIES
Long term debt, net of current portion	493,915	492,214
Total non-current liabilities	493,915	492,214

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2013 and 2014, nil issued and outstanding at December 31, 2013 and 2014, respectively	-
Common stock, $0,01 par value; 1,000,000,000 shares authorized, at December 31, 2013 and 2014, 131,875,128 and 132,017,178 issued and outstanding at December 31, 2013 and 2014 respectively	1,319	1,320
Additional paid-in capital	3,492,650	3,494,957
Accumulated other comprehensive loss	(23,454)	(23,938)
Accumulated deficit	(490,672)	(306,063)
Total stockholders' equity	2,979,843	3,166,276
Total liabilities and stockholders' equity	$3,494,833	$3,668,768

*      Eliminated in consolidation

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Statements of Operations
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	For the year ended December 31,
	2012	2013	2014
EXPENSES:

General and administrative expenses	$12,877	$8,565	$7,983

Legal settlements and other, net	6,100	-
Operating loss	18,977	8,565	7,983

OTHER INCOME / (EXPENSES):
Interest and finance costs	(58,210)	(53,193)	(82,109)
Interest income	4	-	1,383
Loss on interest rate swaps	(38)	(149)	-
Other, net	(2,476)	2,358	6,224

Total other (expenses), net	(60,720)	(50,984)	(74,502)

Equity in earnings/(loss) of subsidiaries*	(52,639)	122,872	342,288

Net income/(loss)	$(132,336)	$63,323	$259,803

Net Income / (Loss) To Common Stockholders	(132,336)	63,221	259,031

Earnings/(loss) per common share, basic and diluted	(1.00)	0.48	1.96

Weighted average number of shares, basic and diluted	131,696,935	131,727,504	131,837,227

* Eliminated in consolidation

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Statements of Comprehensive Income/(loss)
For the years ended December 31, 2012, 2013 and 2014
 (Expressed in thousands of U.S. Dollars – except for share and per share data)

	For the year ended December 31,
	2012	2013	2014
Net income / (Loss)	$(132,336)	$63,323	$259,803

Other Comprehensive income / (loss):
Reclassification of realized losses associated with capitalized interest to Consolidated Statement of Operations	1,034	1,036	1,034
Reclassification of losses on previously designated cash flow hedges to Consolidated Statement of Operations, net	22,904	-
Actuarial gains/(losses)	(637)	3,335	(1,518)
Other Comprehensive income / (loss)	23,301	4,371	(484)
Total Comprehensive income / (loss)	$(109,035)	$67,694	$259,319

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2012, 2013 and 2014
 (Expressed in thousands of U.S. Dollars)

	For the year ended December 31,
	2012	2013	2014
Net Cash Used in Operating Activities	$(59,992)	$(62,302)	$(88,302)

Cash Flows from Investing Activities:
Investments in subsidiaries	59,643	61,406	289,654
Loan to parent	-	-	(120,000)
Proceeds from arrangement fees	-	-	3,000
Net Cash Provided by Investing Activities	59,643	61,406	172,654

Cash Flows from Financing Activities:
Proceeds from senior notes	-	-	500,000
Payments of senior notes	-	-	(500,000)
Dividends paid	-	-	(75,194)
Payments for issuance of subsidiaries shares	-	-	(466)
Payment of financing fees	-	-	(8,690)
Net Cash used in Financing Activities	-	-	(84,350)
Net increase/(decrease) in cash and cash equivalents	(349)	(896)	2
Cash and cash equivalents at beginning of year	1,303	954	58
Cash and cash equivalents at end of year	$954	$58	$60

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)

In the condensed financial information of the Parent Company, the Parent Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries.

There are no legal or regulatory restrictions on the Parent Company's ability to obtain funds from its subsidiaries through dividends, loans or advances sufficient to satisfy the obligations discussed below that are due on or before December 31, 2015.

On April 27, 2011, the Parent Company issued $500,000 aggregate principal amount of 9.5% Senior Unsecured Notes due 2016. The notes were unsecured obligations and ranked senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness. The 9.5% Senior Unsecured Notes were repurchased or redeemed in connection with the 7.25% Senior Unsecured Notes offering discussed below.

On March 26, 2014 the Parent Company issued $500,000 aggregate principal amount of 7.25% senior unsecured notes due 2019. The notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

On November 18, 2014, the Company entered into a $120,000 unsecured facility with its parent company, DryShips. The loan from the Company to DryShips bears interest at a LIBOR plus margin rate and is due in May 2016.

The Parent Company is guarantor on the $1,300,000 facilities, the $1,900,000 facilities and the 6.5% Senior Secured Notes due 2017 described in Note 8 "Long-term Debt" to the consolidated financial statements. As of December 31, 2014, the amount outstanding relating to these two facilities amounted to $3,173,000 in aggregate and the amount outstanding relating to the 6.5% Senior Secured Notes amounted to $800,000.

During the year ended December 31, 2014, the Company paid dividends of $75,194.

The condensed financial information of the Parent Company should be read in conjunction with the Company's consolidated financial statements.