Form 20-F
period 2015-12-31
Ocean Rig UDW Inc.
filed 2016-03-31
CIK 1447382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Mr. Ioannis Cleanthous,
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015, there were 138,666,384 shares of the registrant's common stock, $0.01 par value, outstanding.

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17  ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

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

Item 3.                   Key Information

A.           Selected Historical Consolidated Financial Data

The following table sets forth our selected historical consolidated financial and other data, at the dates and for the periods indicated. The selected historical consolidated financial data are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles or U.S. GAAP.

The selected historical consolidated financial and other data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the audited consolidated financial statements, the related notes thereto and other financial information appearing elsewhere in this annual report.

	Ocean Rig UDW Inc.
(U.S. Dollars in	As of December 31,
thousands except for share and per share data)	2011	2012	2013	2014	2015

Income statement data:
Total revenues	699,649	941,903	1,180,250	1,817,077	1,748,200
Drilling units operating expenses	281,833	563,583	504,957	727,832	582,122
Loss on disposals	754	133	-	-	5,177
Impairment loss	-	-	-	-	414,986
Depreciation and amortization	162,532	224,479	235,473	324,302	362,587
Legal settlements and other, net	-	4,524	6,000	(721)	(2,591)
General and administrative expenses	46,718	83,647	126,868	131,745	100,314
Total operating expenses	491,837	876,366	873,298	1,183,158	1,462,595

Operating income	207,812	65,537	306,952	633,919	285,605
Interest and finance costs	(63,752)	(116,427)	(220,564)	(300,131)	(280,348)
Interest income	9,810	553	9,595	12,227	9,811
Gain/(loss) on interest rate swaps	(33,455)	(36,974)	8,616	(12,671)	(11,513)
Gain from repurchase of Senior Notes	-	-	-	-	189,174
Other income/(expense), net	2,311	(1,068)	3,315	4,282	(12,899)
Total other expenses, net	(85,086)	(153,916)	(199,038)	(296,293)	(105,775)

Income/(loss) before income taxes	122,726	(88,379)	107,914	337,626	179,830
Income taxes	(27,428)	(43,957)	(44,591)	(77,823)	(99,816)
Net income/(loss)	$95,298	$(132,336)	$63,323	$259,803	$80,014
Net Income/(loss) attributable to common stockholders	$95,298	$(132,336)	$63,221	$259,031	$78,839
Earnings/(loss) per share attributable to common stockholders, basic and diluted	$0.72	$(1.00)	$0.48	$1.96	$0.57
Weighted average number of common shares, basic and diluted	131,696,928	131,696,935	131,727,504	131,837,227	138,757,176

	Ocean Rig UDW Inc.
(U.S. Dollars in	As of December 31,
thousands except for share and per share data)	2011	2012	2013	2014	2015
Balance sheet data:
Cash and cash equivalents	250,878	317,366	605,467	528,933	734,747
Other current assets	245,531	279,768	404,250	449,259	503,355
Total current assets	496,409	597,134	1,009,717	978,192	1,238,102
Drilling units, machinery and equipment, net	4,538,838	4,399,462	5,777,025	6,207,633	6,336,892
Intangible assets, net	9,062	7,619	6,175	4,732	3,289
Other non-current assets	216,121	228,074	165,220	228,557	47,085
Advances for drilling units under construction and related costs	754,925	992,825	662,313	622,507	394,852
Total assets	6,015,355	6,225,114	7,620,450	8,041,621	8,020,220
Current liabilities, including current portion of long term debt, net of deferred financing costs	427,557	505,665	543,654	417,693	401,464
Long term debt, net of current portion and deferred financing costs	2,525,599	2,683,630	3,907,835	4,352,592	4,271,743
Other non-current liabilities	63,743	127,304	189,118	105,060	72,248
Total liabilities	3,016,899	3,316,599	4,640,607	4,875,345	4,745,455
Number of shares issued	131,696,928	131,725,128	131,875,128	132,017,178	160,888,606
Stockholders' equity	2,998,456	2,908,515	2,979,843	3,166,276	3,274,765
Common Stock	1,317	1,317	1,319	1,320	1,609
Dividends declared, per share	-	-	-	0.57	0.38
Total liabilities and stockholders' equity	$6,015,355	$6,225,114	$7,620,450	$8,041,621	$8,020,220

	Ocean Rig UDW Inc.
(U.S. Dollars in	Year Ended December 31,
thousands, except
for operating data)	2011	2012	2013	2014	2015
Cash flow data:
Net cash provided by / (used in):
Operating activities	$270,662	$278,303	$333,008	$469,817	$593,012
Investing activities	(1,561,501)	(320,469)	(1,144,230)	(814,984)	(643,717)
Financing activities	1,446,010	108,654	1,099,323	268,633	263,267
Other financial data
EBITDA (1)	339,200	251,974	554,356	949,832	812,954
Cash paid for interest	32,164	73,219	113,337	212,014	256,056
Capital expenditures	(1,943,342)	(310,054)	(1,283,364)	(748,981)	(633,843)
Operating data, when on hire
Operating units	6	6	8	9	10
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

	Ocean Rig UDW Inc.

(U.S. Dollars in	Year Ended December 31,
thousands)	2011	2012	2013	2014	2015
EBITDA reconciliation
Net income / (loss)	$95,298	$(132,336)	$63,323	$259,803	80,014
Add: Depreciation and amortization	162,532	224,479	235,473	324,302	362,587
Add: Net interest expense	53,942	115,874	210,969	287,904	270,537
Add: Income taxes	27,428	43,957	44,591	77,823	99,816
EBITDA	$339,200	$251,974	$554,356	$949,832	$812,954

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

The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations.

The oil and gas drilling industry is currently in a downcycle.  Crude oil prices have fallen during the past year.  The price of crude oil has fallen from over $100 per barrel in March 2014, to approximately $40 per barrel in March 2016. The significant decrease in oil and natural gas prices is expected to continue to reduce many of our customers' demand for our services in 2016. In fact, in response to the recent decrease in the prices of oil and gas, a number of our oil and gas company customers have announced decreases in budgeted expenditures for offshore drilling.  Declines in capital spending levels, coupled with additional newbuild supply, have and are likely to continue to put significant pressure on dayrates and utilization. The decline and the perceived risk of a further decline in oil and/or gas prices could cause oil and gas companies to further reduce their overall level of activity or spending, in which case demand for our services may further decline and revenues may continue to be adversely affected through lower drilling unit utilization and/or lower dayrates.

Historically, when drilling activity and spending decline, utilization and dayrates also decline and drilling has been reduced or discontinued, resulting in an oversupply of drilling units. The recent oversupply of drilling units will be exacerbated by the entry of newbuild drilling units into the market. The supply of available uncontracted units has and is likely to further intensify price competition as scheduled delivery dates occur and additional contracts terminate without renewal and lead to a reduction in dayrates as the active fleet grows.

In general, drilling unit owners are bidding for available work extremely competitively with a focus on utilization over returns, which has and will likely continue to drive rates down to or below cash breakeven levels.  To maintain the continued employment of our units, we may also accept contracts at lower dayrates or on less favorable terms due to market conditions.  In addition, customers have and may in the future request renegotiation of existing contracts to lower dayrates. In an over-supplied market, we may have limited bargaining power to renegotiate on more favorable terms. Lower utilization and dayrates have and will adversely affect our revenues and profitability.

In the current environment our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower dayrates. During 2016, three of our clients have decided to terminate the drilling contracts for the three of our operating units, the Eirik Raude, the Ocean Rig Olympia and the Ocean Rig Apollo. The effects of the downcycle may have other impacts on our business as well. In addition, if the market value of our drilling units decreases, and we sell any drilling unit at a time when prices for drilling units have fallen, such a sale may result in a loss, which would negatively affect our results of operations.

Prolonged periods of low dayrates, the possible termination or loss of contracts and reduced values of our drilling units could negatively impact our ability to comply with certain financial covenants under the terms of our debt agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, is dependent on our future performance and may be affected by events beyond our control. If a default occurs under these agreements, lenders could terminate their commitments to lend or in some circumstances accelerate the outstanding loans and declare all amounts borrowed due and payable.  In addition, our existing debt agreements contain cross-default provisions. In the event of a default by us under one of our debt agreements, the lenders under our other existing debt agreements could determine that we are in default under our other financing agreements.  This could lead to an acceleration and enforcement of such agreements by our lenders.

We cannot predict the future level of demand for our services or future conditions of the oil and gas industry. Any decrease in exploration, development or production expenditures by oil and gas companies could reduce our revenues and materially harm our business and results of operations.  There can be no assurance that the current demand for drilling units will not further decline in future periods. The continued or future decline in demand for drilling units would adversely affect our financial position, operating results and cash flows.

Continuation of the recent worldwide economic downturn could have a material adverse effect on our revenue, profitability and financial position.

Although there are signs that the economic recession has abated in many countries, there is still considerable instability in the world economy, due in part to uncertainty related to continuing discussions in the United States regarding the federal debt ceiling and in the economies of Eurozone countries, and most recently in China. Further decrease in global economic activity would likely reduce worldwide demand for energy and result in an extended period of lower crude oil and natural gas prices. In addition, continued hostilities and insurrections in the Middle East and North Africa and the occurrence or threat of terrorist attacks against the United States or other countries could adversely affect the economies of the United States and of other countries. Any prolonged reduction in crude oil and natural gas prices would depress the levels of exploration, development and production activity. Moreover, even during periods of high commodity prices, customers may cancel or curtail their drilling programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons, including their lack of success in exploration efforts. These factors could cause our revenues and margins to decline, decrease daily rates and utilization of our drilling units and limit our future growth prospects. Any significant decrease in daily rates or utilization of our drilling units could materially reduce our revenues and profitability. In addition, any instability in the financial and insurance markets, as experienced in the recent financial and credit crisis, could make it more difficult for us to access capital and to obtain insurance coverage that we consider adequate or is otherwise required by our drilling contracts. An extended period of deterioration in outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on terms acceptable to us or at all.

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

The offshore contract drilling industry is highly competitive with several industry participants, none of which has a dominant market share, and is characterized by high capital and maintenance requirements. Drilling contracts are traditionally awarded on a competitive bid basis. Price competition is often the primary factor in determining which qualified contractor is awarded the drilling contract, although drilling unit availability, location and suitability, the quality and technical capability of service and equipment, reputation and industry standing are key factors which are considered. Mergers among oil and natural gas exploration and production companies have reduced, and may from time to time further reduce the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them.

Many of our competitors are significantly larger than we are and have more diverse drilling assets and significantly greater financial and other resources than we have. In addition, because of our relatively small fleet, we may be unable to take advantage of economies of scale to the same extent as some of our larger competitors. Given the high capital requirements that are inherent in the offshore drilling industry, we may also be unable to invest in new technologies or expand in the future as may be necessary for us to succeed in this industry, while our larger competitors with superior financial resources, and in many cases less leverage than we have, may be able to respond more rapidly to changing market demands and compete more efficiently on price for drilling units employment. We may not be able to maintain our competitive position, and we believe that competition for contracts will continue to be intense in the future. Our inability to compete successfully may reduce our revenues and profitability.

An over-supply of drilling units may lead to a reduction in dayrates and therefore may materially impact our profitability.

During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling units by ordering the construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and dayrates when the drilling units enter the market, sometimes for extended periods of time until the units have been absorbed into the active fleet. According to industry sources, the worldwide fleet of ultra-deepwater drilling units as of February 2016 consisted of 165 units, comprised of 62 semi-submersible rigs and 103 drillships. An additional 13 semi-submersible rigs and 43 drillships were under construction or on order as of February 2016, which would bring the total fleet to 221 drilling units by the end of 2020. A relatively large number of the drilling units currently under construction have been contracted for future work, which may intensify price competition as scheduled delivery dates occur. The entry into service of these new, upgraded or reactivated drilling units will increase supply and has already led to a reduction in dayrates as drilling units are absorbed into the active fleet. In addition, the new construction of high-specification drilling units, as well as changes in our competitors' drilling unit fleets, could require us to make material additional capital investments to keep our fleet competitive. Lower utilization and dayrates could adversely affect our revenues and profitability. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on our drilling units if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable.

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

We operate in various regions throughout the world.  Our drilling units, the Ocean Rig Corcovado, the Ocean Rig Mylos and the Ocean Rig Mykonos, are operating offshore Brazil, the Ocean Rig Athena is operating offshore Senegal, the Ocean Rig Poseidon and the Ocean Rig Skyros are operating offshore Angola and the Leiv Eiriksson will commence drilling operations offshore Norway. Our drilling units, the Eirik Raude, the Ocean Rig Olympia and the Ocean Rig Apollo are currently en route to their respective stacking locations.

In the past, our drilling units have operated among other locations, in the Gulf of Mexico and offshore Canada, Norway, the United Kingdom, Ghana, West Africa, Ivory Coast, offshore Greenland, Turkey, Ireland, west of the Shetland Islands, the Falkland Islands, Tanzania the North Sea, offshore Brazil, Ivory Coast, Greenland, Senegal, Angola and Congo, respectively. As a result of our international operations, we may be exposed to political and other uncertainties, including risks of:

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

Some foreign governments favor or effectively require (i) the awarding of drilling contracts to local contractors or to drilling units owned by their own citizens, (ii) the use of a local agent or (iii) foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete in those regions. It is difficult to predict what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect our ability to compete. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject us to criminal sanctions or civil remedies, including fines, denial of export privileges, injunctions or seizures of assets.

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

We do not currently operate our drilling units in these regions, but we may do so in the future. In any event, changes to leasing and drilling activity requirements as a result of the Deepwater Horizon incident could have a substantial impact on the offshore oil and gas industry worldwide. All drilling activity in the U.S. Gulf of Mexico must be in compliance with enhanced safety requirements contained in the Notice to Lessees 2015-N01. Effective October 22, 2012 all drilling in the U.S. Gulf of Mexico must also comply with the Final Drilling Safety Rule as adopted on August 15, 2012, which enhances safety measures for energy development on the outer continental shelf. All drilling must also comply with the Workplace Safety Rule on Safety and Environmental Management Systems. Also the Bureau of Ocean Energy Management, or BOEM, proposed a rule increasing the limits of liability of damages for offshore facilities under OPA based on inflation which became effective in January 2015.  In April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling.  In December 2015 the Bureau of Safety and Environmental Enforcement, or BSEE, announced a new pilot inspection program for offshore facilities. We continue to evaluate these requirements to ensure that our drilling units and equipment are in full compliance, where applicable. Additional requirements could be forthcoming based on further recommendations by regulatory agencies investigating the Macondo well incident.

We are not able to predict the extent of future leasing plans or the likelihood, nature or extent of additional rulemaking. Nor are we able to predict when the "BOEM" will enter into leases with our customers or when the BSEE will issue drilling permits to our customers. We are not able to predict the future impact of these events on our operations. The current and future regulatory environment in the Gulf of Mexico could impact the demand for drilling units in the Gulf of Mexico in terms of overall number of drilling units in operations and the technical specification required for offshore drilling units to operate in the Gulf of Mexico. It is possible that short-term potential migration of drilling units from the Gulf of Mexico could adversely impact dayrates levels and fleet utilization in other regions. In addition, insurance costs across the industry have increased as a result of the Macondo well incident and certain insurance coverage has become more costly, less available, and not available at all from certain insurance companies.

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

Insurance coverage may not, under certain circumstances, be available, and if available, may not provide sufficient funds to protect us from all losses and liabilities that could result from our operations. We have also obtained loss of hire insurance which becomes effective after 45 days of downtime with coverage that extends for approximately one year. This loss of hire insurance is recoverable only if there is physical damage to the drilling unit or equipment which is caused by a peril against which we are insured. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our gross negligence. Moreover, our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $10,000 per event and $250,000 for protection and indemnity claims brought before any U.S. jurisdiction. Our aggregate recovery limit is $500.0 million for all claims arising out of any event covered by our protection and indemnity insurance. Our deductible is $1.5 million per hull and machinery insurance claim. In addition, insurance policies which are extended to cover physical damage claims due to a named windstorm in the Gulf of Mexico generally require additional premium and impose strict recovery limits. Our insurance coverage may not protect fully against losses resulting from a required cessation of drilling unit operations for environmental or other reasons. Insurance may not be available to us at all or on terms acceptable to us, we may not maintain insurance or, if we are so insured, our policy may not be adequate to cover our loss or liability in all cases. The occurrence of a casualty, loss or liability against, which we may not be fully insured against, could significantly reduce our revenues, make it financially impossible for us to obtain a replacement drilling unit or to repair a damaged drilling unit, cause us to pay fines or damages which are generally not insurable and that may have priority over the payment obligations under our indebtedness or otherwise impair our ability to meet our obligations under our indebtedness and to operate profitably.

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

Although none of our drilling units have operated during the year ending December 31, 2015 in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, including Iran, Sudan and Syria, in the future our drilling units may operate in these countries from time to time on our customers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program (the "JCPOA"), which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons.  On January 16, 2016 ("Implementation Day"), the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency ("IAEA") that Iran had satisfied its respective obligations under the JCPOA.

U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time.  Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders.  These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.

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

Our drilling units could cause the release of oil or hazardous substances, especially as our drilling units age. Any releases may be large in quantity, above our permitted limits or occur in protected or sensitive areas where public interest groups or governmental authorities have special interests. Any releases of oil or hazardous substances could result in fines and other costs to us, such as costs to upgrade our drilling units, clean up the releases, and comply with more stringent requirements in our discharge permits. Moreover, these releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, results of operation and financial condition.

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

Currently, emissions of greenhouse gases from ships involved in international transport are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention of Climate Change Conference in Paris did not result in an agreement that directly limited greenhouse gas emissions from ships.  As of January 1, 2013, all ships (including drilling units) must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. Currently operating ships are now required to develop and implement the Ship Energy Efficiency Management Plans, or SEEMPs, and the new ships to be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. These requirements could cause us to incur additional compliance costs. The IMO is also considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships. In April 2015, a regulation was adopted requiring that large ships (over 5,00 gross tons) calling at European Union, or EU, ports from January 2018 collect and publish data on carbon dioxide emissions and other information.  In the United States, the EPA has issued a finding that greenhouse gases endanger public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulphur content in marine fuel. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act and anti-bribery and anti-corruption regulations in other jurisidictions in which we operate could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.

We currently operate, and historically have operated, our drilling units outside of the United States in a number of countries throughout the world, including some with developing economies. Also, the existence of state or government-owned shipbuilding enterprises puts us in contact with persons who may be considered "foreign officials" under the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and anti-corruption and anti-bribery laws in other jurisdictions in which we operate such as Brazil and the U.K. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

Military action, other armed conflicts, or terrorist attacks have caused significant increases in political and economic instability in geographic regions where we operate and where our newbuilding drilling units are being constructed.

Military tension involving North and South Korea, the Middle East, Africa and other attacks, threats of attacks, terrorism and unrest, have caused instability or uncertainty in the world's financial and commercial markets and have significantly increased political and economic instability in some of the geographic areas where we operate and where we have contracted with a major shipyard in Korea , to build our three newbuilding drilling units. Acts of terrorism and armed conflicts or threats of armed conflicts in these locations could limit or disrupt our operations, including disruptions resulting from the cancellation of contracts or the loss of personnel or assets. In addition, any possible reprisals as a consequence of ongoing military action in the Middle East, such as acts of terrorism in the United States or elsewhere, could materially and adversely affect us in ways we cannot predict at this time.

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

As of December 31, 2015, on a consolidated basis, we had $4.4 billion in aggregate principal amount of indebtedness outstanding, including the repurchase of senior notes discussed below.  In February 2015, our wholly owned subsidiary, Drillship Alonissos Owners Inc., entered into a secured term loan facility to partially finance the construction costs of the Ocean Rig Apollo and we drew down an amount of $462 million under this facility on March 3, 2015. During the year ended December 31, 2015, one of our wholly owned subsidiaries has repurchased a principal amount of $270.6 million of the 7.25% Senior Unsecured Notes due in 2019 and $192.3 million of the 6.5% Senior Secured Notes due in 2017.

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

Even with our existing level of debt, we and our subsidiaries may incur additional indebtedness in the future. In March 2015 we drew down an amount of $462.0 million under the previous agreed facility in connection with the delivery of Ocean Rig Apollo and we may incur additional indebtedness in order to fund the estimated remaining contractual obligations for the construction of the remaining three unfinanced seventh generation drilling units, excluding financing costs, of $1.8 billion as of the day of this annual report. Although the terms of our existing debt agreements, and any future debt agreements we enter into, will limit our ability to incur additional debt, these terms may not prohibit us from incurring substantial amounts of additional debt for specific purposes or under certain circumstances. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify and could further exacerbate the risks associated with our substantial leverage.

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

Our ability to make scheduled payments on our outstanding indebtedness will depend on our ability to generate cash from operations in the future. Our future financial and operating performance will be affected by a range of economic, financial, competitive, regulatory, business and other factors that we cannot control, such as general economic and financial conditions in the offshore drilling industry or the economy generally. In particular, our ability to generate steady cash flow will depend on our ability to secure drilling contracts at acceptable rates. Assuming no exercise of any options to extend the terms of our existing drilling contracts, our operating drilling units are contracted from the first quarter of 2015 to the third quarter of 2021. We cannot guarantee that we will be able to secure employment for the Ocean Rig Olympia, the Eirik Raude and the Ocean Rig Apollo, our uncontracted operating drilling units, and for the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos, our seventh generation drilling units scheduled for delivery in 2017, 2018 and 2019, respectively.

Furthermore, our financial and operating performance, and our ability to service our indebtedness, is also dependent on our subsidiaries' ability to make distributions to us, whether in the form of dividends, loans or otherwise. The timing and amount of such distributions will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our various debt agreements, the provisions of the laws of various jurisdictions in which our subsidiaries operate which affect the payment of dividends and other factors.

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

We will need to procure significant additional financing, which may be difficult to obtain on acceptable terms or at all, in order to complete the construction of our seventh generation drilling units.

We have entered into contracts with a major shipyard in Korea, for the construction of three seventh generation drilling units scheduled to be delivered to us in 2017, 2018 and 2019, respectively. The estimated total project cost for our three seventh generation drilling units, excluding financing costs, is approximately $2.2 billion, of which an aggregate of approximately $1.8 billion was outstanding as of December 31, 2015. We expect to finance the remaining delivery payments of these seventh generation drilling units with cash on hand, operating cash flow, equity financing and additional bank debt. In the event of a default, we may also incur additional costs and liability to the shipyards, which may pursue claims against us for damages under our newbuilding construction contracts and retain and sell our seventh generation drilling units to third parties.

We may be unable to secure ongoing drilling contracts, including for the Ocean Rig Olympia, Eirik Raude and Ocean Rig Apollo, our uncontracted operating drilling units, and Ocean Rig Santorini, our seventh generation drilling unit to be delivered in 2017, due to strong competition, and the contracts that we enter into may not provide sufficient cash flow to meet our debt service obligations with respect to our indebtedness.

Assuming no exercise of any options to extend the terms of our existing drilling contracts, our operating drilling units are contracted from the third quarter of 2015 to the third quarter of 2021.

Our ability to renew our existing drilling contracts or obtain new drilling contracts for our drilling units, including the three uncontracted operating drilling units and the seventh generation drilling units under construction for which we have not yet secured employment, will depend on prevailing market conditions. We cannot guarantee we will be able to enter into new drilling contracts upon the expiration or termination of the contracts we have in place or at all or that there will not be a gap in employment between our current drilling contracts and subsequent contracts. In particular, if the price of crude oil is low, or it is expected that the price of crude oil will decrease in the future, at a time when we are seeking to arrange employment contracts for our drilling units, we may not be able to obtain employment contracts at attractive rates or at all.

If the rates we receive for the reemployment of our drilling units upon the expiration or termination of our existing drilling contracts are lower than the rates under our existing contracts, we will recognize less revenue from the operations of our drilling units. In addition, delays under existing drilling contracts could cause us to lose future contracts if a drilling unit is not available to start work at the agreed date. Our ability to meet our cash flow obligations will depend on our ability to consistently secure drilling contracts for our drilling units at sufficiently high dayrates. We cannot predict the future level of demand for our services or future conditions in the oil and gas industry. If the oil and gas companies do not continue to increase exploration, development and production expenditures, we may have difficulty securing drilling contracts, including for the seventh generation drilling units under construction, or we may be forced to enter into drilling contracts at unattractive dayrates. Either of these events could impair our ability to generate sufficient cash flow to make principal and interest payments under our indebtedness and meet our capital expenditure and other obligations.

Construction of drilling units is subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources and results of operations.

We have entered into contracts with a major shipyard in Korea, for the construction of three seventh generation drilling units scheduled to be delivered to us in 2017, 2018 and 2019, respectively.  From time to time in the future, we may undertake additional new construction projects and conversion projects. In addition, we may make significant upgrade, refurbishment, conversion and repair expenditures for our fleet from time to time, particularly as our drilling units become older. Some of these expenditures are unplanned. These projects together with our existing construction projects and other efforts of this type are subject to risks of cost overruns or delays inherent in any large construction project as a result of numerous factors, including the following:

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

These factors may contribute to cost variations and delays in the delivery of our ultra-deepwater newbuilding drilling units. Delays in the delivery of these newbuilding drilling units or the inability to complete construction in accordance with their design specifications may, in some circumstances, result in a delay in drilling contract commencement, resulting in a loss of revenue to us, and may also cause customers to renegotiate, terminate or shorten the term of a drilling contract for the drilling unit pursuant to applicable late delivery clauses. In the event of termination of one of these contracts, we may not be able to secure a replacement contract on as favorable terms or at all. Additionally, capital expenditures for drilling unit upgrades, refurbishment and construction projects could materially exceed our planned capital expenditures. Moreover, our drilling units that may undergo upgrade, refurbishment and repair may not earn a dayrate during the periods they are out of service. In addition, in the event of a shipyard failure or other difficulty, we may be unable to enforce certain provisions under our newbuilding contracts such as our refund guarantee, to recover amounts paid as installments under such contracts. The occurrence of any of these events may have a material adverse effect on our results of operations, financial condition or cash flows. In the event of a default, we may also incur additional costs and liability to the shipyards, which may pursue claims against us for damages under our newbuilding construction contracts and retain and sell our seventh generation drilling units to third parties.

As our current operating fleet is comprised of 10 drilling units, we rely heavily on a small number of customers and the loss of a significant customer could have a material adverse impact on our financial results.

As of December 31, 2015, we had seven customers for our current operating fleet of 10 drilling units. We are subject to the usual risks associated with having a limited number of customers for our services. Our three largest customers represented 19%, 15% and 15% of our revenues during the fiscal year ended December 31, 2015, respectively, and our seven customers represented, 99.4% of our revenues during the year ended December 31 2015. If our customers terminate, suspend or seek to renegotiate the drilling contracts for drilling units, as they are entitled to do under various circumstances, or cease doing business, our results of operations and cash flows could be adversely affected. Although we expect that a limited number of customers will continue to generate a substantial portion of our revenues, we will have to expand our pool of customers as we take delivery of our three newbuilding drilling units and further grow our business.

Currently, our revenues depend on 10 drilling units, which are designed to operate in harsh environments. The damage or loss of any of our drilling units could have a material adverse effect on our results of operations and financial condition.

Our revenues are dependent on the Leiv Eiriksson, which will commence drilling operations offshore Norway, our drilling units, the Ocean Rig Corcovado, the Ocean Rig Mylos and the Ocean Rig Mykonos, which are operating offshore Brazil, the Ocean Rig Poseidon and the Ocean Rig Skyros, which are operating offshore Angola, and the Ocean Rig Athena, which is operating offshore Senegal, while the Eirik Raude, the Ocean Rig Olympia and the Ocean Rig Apollo are currently uncontracted.

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

In addition, offshore drilling operations are subject to perils peculiar to marine operations, either while on-site or during mobilization, including capsizing, sinking, grounding, collision, marine life infestations, and loss or damage from severe weather. The replacement or repair of a drilling unit could take a significant amount of time, and we may not have any right to compensation for lost revenues during that time. As long as we have only seven drilling units in operation, loss of or serious damage to one of the drilling units could materially reduce our revenues for the time that drilling unit is out of operation. In view of the sophisticated design of the drilling units, we may be unable to obtain a replacement unit that could perform under the conditions that our drilling units are expected to operate, which could have a material adverse effect on our results of operations and financial condition.

Our future contracted revenue for our fleet of drilling units may not be ultimately realized.

As of March 30, 2016, the future contracted revenue for our fleet of operating drilling units, or our contract backlog, was approximately $2.6 billion under firm commitments. We may not be able to perform under our drilling contracts due to events beyond our control, and our customers may seek to cancel or renegotiate our drilling contracts for various reasons, including adverse conditions, resulting in lower daily rates.  For example, during 2016, three of our customers have terminated or canceled three of our drilling contracts. Our inability, or the inability of our customers, to perform under the respective contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

We are subject to certain risks with respect to our counterparties, including under our drilling contracts, and failure of these counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We enter into drilling services contracts with our customers, newbuilding contracts with shipyards, interest rate swap agreements and forward exchange contracts, and have employed and may employ our drilling units and newbuild drilling units on fixed-term and well contracts. Our drilling contracts, newbuilding contracts, and hedging agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the offshore contract drilling industry, the overall financial condition of the counterparty, the dayrates received for specific types of drilling units and various expenses. In addition, in depressed market conditions, our customers may no longer need a drilling unit that is currently under contract or may be able to obtain a comparable drilling unit at a lower dayrate. As a result, customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under an agreement with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Every drilling unit must be "classed" by a classification society. The classification society certifies that the drilling unit is "in-class," signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.  Four of our operating drilling units are certified as being "in class" by Det Norske Veritas, while the remaining six operating are certified as being "in class" by American Bureau of Shipping. The Leiv Eiriksson was credited with completing its last Special Periodical Survey in April 2011 and the Eirik Raude completed the same in December 2012, while their next Special Periodical Survey is scheduled for 2016 and 2017, respectively. Our four sixth-generation operating drilling units are due for their first Special Periodical Surveys in 2016 and 2017. Our four operating seventh generation drilling units are due for their first Special Periodical Surveys in 2018, 2019 and 2020. If any drilling unit does not maintain its class and/or fails any annual survey or special survey, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in certain of our debt agreements. Any such inability to carry on operations or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Our drilling units, including our seventh generation drilling units under construction following their delivery to us, may suffer damage and we may face unexpected yard costs, which could adversely affect our cash flow and financial condition.

If our drilling units, including our seventh generation drilling units under construction following their delivery to us, suffer damage, they may need to be repaired at a yard. The costs of yard repairs are unpredictable and can be substantial. The loss of earnings while our drilling units are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay dry docking costs not covered by our insurance.

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

We may have difficulty managing our planned growth properly.

We intend to continue to grow our fleet. Our future growth will primarily depend on our ability to:

●	locate and acquire suitable drilling units;

●	identify and consummate acquisitions or joint ventures;

●	enhance our customer base;

●	locate and retain suitable personnel for our fleet;

●	manage our expansion; and

●	obtain required financing on acceptable terms.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We may experience operational challenges as we begin operating our new drilling units which may result in low earnings efficiency and/or reduced dayrates compared to maximum dayrates. We may be unable to successfully execute our growth plans or we may incur significant expenses and losses in connection with our future growth which would have an adverse impact on our financial condition and results of operations.

The market value of our current drilling units, and any drilling units we may acquire in the future, including our seventh generation drilling units under construction upon their delivery to us, may decrease, which could cause us to incur losses if we decide to sell them following a decline in their values or accounting charges that may affect our ability to comply with certain covenants in our secured credit facilities.

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

In the future, if the market values of our drilling units deteriorate significantly, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If we sell any drilling unit when drilling unit prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the drilling unit's carrying amount on our financial statements, resulting in a loss. Additionally, any such deterioration in the market values of our drilling units could trigger a breach of certain financial covenants under our secured credit facilities and our lenders may accelerate loan repayments. Such a charge, loss or repayment could materially and adversely affect our business prospects, financial condition, liquidity, and results of operations. As a result of the impairment review for the year ended December 31, 2015, it was determined that the carrying amount of the two of our drilling units was not recoverable and, therefore, an impairment loss of $415.0 million was recognized.

Because we generate most of our revenues in U.S. Dollars, but incur a significant portion of our employee salary and administrative and other expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

Our principal currency for our operations and financing is the U.S. Dollar. A substantial portion of the operating dayrates for the drilling units, our principal source of revenues, are quoted and received in U.S. Dollars; however, a portion of our revenue under our contracts is receivable in Brazilian Real and Angolan Kwanza. The principal currency for operating expenses is also the U.S. Dollar; however, a significant portion of employee salaries and administration expenses, as well as parts of the consumables and repair and maintenance expenses for the drilling units, may be paid in Norwegian Kroner (NOK), Great British Pounds (GBP), Canadian dollars (CAD), Euros (EUR) or other currencies depending in part on the location of our drilling operations. For the year ended December 31, 2015, approximately 47% of our expenses were incurred in currencies other than the U.S. Dollars. This exposure to foreign currency could lead to fluctuations in net income and net revenue due to changes in the value of the U.S. Dollar relative to the other currencies. Revenues paid in foreign currencies against which the U.S. Dollar rises in value can decrease, resulting in lower U.S. Dollar denominated revenues. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase, resulting in higher U.S. Dollar denominated expenses. We have employed derivative instruments in order to economically hedge our currency exposure; however, we may not be successful in hedging our future currency exposure and our U.S. Dollar denominated results of operations could be materially and adversely affected upon exchange rate fluctuations determined by events outside of our control.

We are dependent upon key management personnel.

Our operations depend to a significant extent upon the abilities and efforts of our key management personnel. The loss of our key management personnel's service to us could adversely affect our efforts to obtain employment for our drilling units and discussions with our lenders and, therefore, could adversely affect our business prospects, financial condition and results of operations. We do not currently, nor do we intend to, maintain "key man" life insurance on any of our personnel.

Failure to attract or retain key personnel, labor disruptions or an increase in labor costs could adversely affect our operations.

We require highly skilled personnel to operate and provide technical services and support for our business in the offshore drilling sector worldwide. As of December 31, 2015, we employed 2,274 employees, the majority of whom are full-time crew employed on our drilling units. Under certain of our employment contracts, we are required to have a minimum number of local crew members on our drilling units. We will need to recruit additional qualified personnel as we take delivery on our newbuilding drilling units. Competition for the labor required for drilling operations has intensified as the number of drilling units activated, added to worldwide fleets or under construction has increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. If turnover increases, we could see a reduction in the experience level of our personnel, which could lead to higher downtime, more operating incidents and personal injury and other claims, which in turn could decrease revenues and increase costs. In response to these labor market conditions, we are increasing efforts in our recruitment, training, development and retention programs as required to meet our anticipated personnel needs. If these labor trends continue, we may experience further increases in costs or limits on our offshore drilling operations.

Currently, our employees in Brazil and Norway are covered by collective bargaining agreements. In the future, some of our employees or contracted labor may be covered by collective bargaining agreements in certain jurisdictions. As part of the legal obligations in some of these agreements, we may be required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals could be working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. Labor disruptions could hinder our operations from being carried out normally and if not resolved in a timely cost-effective manner, could have a material impact our business. If we choose to cease operations in one of those countries or if market conditions reduce the demand for our drilling services in such a country, we would incur costs, which may be material, associated with workforce reductions.

Our operating and maintenance costs with respect to our offshore drilling units will not necessarily fluctuate in proportion to changes in operating revenues, which may have a material adverse effect on our results of operations, financial condition and cash flows.

Operating revenues may fluctuate as a function of changes in supply of offshore drilling units and demand for contract drilling services, which, in turn, affect dayrates and the utilization and performance of our drilling units. However, costs for operating drilling units are generally fixed regardless of the dayrate being earned. Therefore, our operating and maintenance costs with respect to our offshore drilling units will not necessarily fluctuate in proportion to changes in operating revenues. In addition, should our drilling units incur idle time between contracts, we typically will not de-man those drilling units but rather use the crew to prepare the units for its next contract. During times of reduced activity, reductions in costs may not be immediate, as portions of the crew may be required to prepare drilling units for stacking, after which time the crew members are assigned to active drilling units or dismissed. In addition, as our drilling units are mobilized from one geographic location to another, labor and other operating and maintenance costs can vary significantly. In general, labor costs increase primarily due to higher salary levels and inflation. Equipment maintenance expenses fluctuate depending upon the type of activity the unit is performing and the age and condition of the equipment. Contract preparation expenses vary based on the scope and length of contract preparation required and the duration of the firm contractual period over which such expenditures are incurred. If we experience increased operating costs without a corresponding increase in earnings, this may have a material adverse effect on our results of operations, financial condition and cash flows.

In the event the major shipyard in Korea does not perform under its agreements with us and we are unable to enforce certain refund guarantees, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows. Similarly failure by us to honor our commitments under these shipbuilding contracts would result in events of default and affect our results of operations, financial condition and cash flows.

As of March 30, 2016, we had paid an aggregate of $344.4 million to the major shipyard in Korea in connection with our seventh generation drilling units currently scheduled for delivery in 2017, 2018 and 2019. The estimated remaining total construction payments for these three newbuilding drilling units, excluding financing costs, amounted to approximately $1.8 billion in aggregate as of December 31, 2015.

In the event the major shipyard in Korea does not perform under its agreements with us and we are unable to enforce certain refund guarantees with third party bankers due to an outbreak of war, bankruptcy or otherwise, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows. Similarly failure by us to honor our commitments under these shipbuilding contracts would result in events of default and would require us to certain default payments plus interest, including charges and expenses incurred by the shipyard as a direct consequence of the default. Upon default, the shipyard would be entitled to retain installments already paid by us, the cost of supplies already delivered to the shipyard and other claims for damages.  As such, events of default under the shipbuilding contracts for our newbuildings would adversely affect our results of operations, financial condition and cash flows.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

As of December 31, 2015, we had seven, interest rate swap and cap and floor agreements outstanding with a notional amount of $1.6 billion for the purpose of managing our exposure to fluctuations in interest rates applicable to indebtedness under our secured credit facilities, which were drawn at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Our existing interest rate swaps as of December 31, 2015 do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes. We recognize fluctuations in the fair value of these contracts in our statement of operations. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements, under which loans have been advanced at a floating rate based on LIBOR and for which we have not entered into an interest rate swap or other hedging arrangement. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. At December 31, 2015, the fair value of our interest rate swaps was a net liability position of $8.2 million.

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

A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and administration of our business. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We conduct our worldwide drilling operations through various subsidiaries. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our operating subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in the United States, Canada, the U.K., Brazil, Angola, Cyprus, Ghana, Netherlands, Ivory Coast, Tanzania, Falkland Islands, Ireland, Congo, Senegal, Equatorial Guinea or Norway, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from our operations could be materially adversely affected.

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

Currently, your rights as a shareholder of Ocean Rig arise under Marshall Islands law as well as our existing Marshall Islands amended and restated articles of incorporation and by-laws. We have filed a registration statement with the SEC in connection with a possible redomiciliation from the Republic of the Marshall Islands to the Cayman Islands.  Upon redomiciliation, your rights as a shareholder of Ocean Rig will arise under Cayman Islands law and we will be required to adopt new constitutional documents in accordance with Cayman Islands law within ninety days of the effectiveness of the Redomiciliation which may include certain provisions that may be different than those that are currently in our organizational documents.

 We have filed a registration statement with the SEC in connection with a possible redomiciliation from the Republic of the Marshall Islands to the Cayman Islands.  Upon effectiveness of the redomiciliation, your rights will arise under Cayman Islands law. Although we will initially retain our existing amended and restated articles of incorporation and bylaws, they will be governed by Cayman Islands law. We will then need to adopt new memorandum and articles of association in accordance with Cayman Islands law within ninety days after the effectiveness of the redomiciliation. Those new constitutional documents and Cayman Islands law contain provisions that differ in some respects from those in our current constitutional documents and Marshall Islands law and, therefore, some of your rights as a shareholder could differ materially from the rights you currently possess as a shareholder. See "Description of Our Common Stock—Comparison of the Republic of the Marshall Islands and Cayman Islands Corporate Law" and "The Redomiciliation" included in our registration statement on Form F-4, as amended, and originally filed with the SEC on March 11, 2016 where we describe material provisions under the law of the Republic of the Marshall Islands and the law of the Cayman Islands relating to your rights as a shareholder. The form of new amended and restated memorandum and articles of association expected to be adopted within ninety days after the effectiveness of the redomiciliation in the Cayman Islands is filed as Exhibit 3.4 to our registration statement on Form F-4, as amended, and originally filed with the SEC on March 11, 2016.

It may not be possible for investors to enforce U.S. judgments against us.

We and all but three of our subsidiaries are incorporated in jurisdictions outside the United States and a substantial portion of our assets and those of our subsidiaries are located outside the United States. In addition, all of our directors and officers reside outside the United States and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries and directors and officers are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries and directors and officers based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries and directors and officers based on those laws.

We depend on officers and directors who are associated with affiliated companies which may create conflicts of interest.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chairman, President and Chief Executive Officer, Mr. George Economou, is also the Chairman, President and Chief Executive Officer of DryShips, our former parent company, and has significant shareholdings in DryShips. In addition, our Executive Vice President, Mr. Anthony Kandylidis is also the Executive Vice President of Dryships. Mr. Economou has fiduciary duties to manage the business of DryShips in a manner beneficial to DryShips and its shareholders and may have conflicts of interest in matters involving or affecting us and our customers or shareholders. In addition, Messrs. Economou and Kandylidis may have conflicts of interest when faced with decisions that could have different implications for DryShips than they do for us. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

In addition, we have engaged Cardiff Drilling and Vivid Finance Ltd. companies,  controlled by Mr. Economou to provide consulting and other services relating to our drilling units, as well as on financing matters relating to us and our subsidiaries. If any of these conflicts of interest are not resolved in our favor, this could have a material adverse effect on our business.

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

As of March 30, 2016, DryShips owned 56,079,533, or approximately 40.4%, of our outstanding common shares, our Chairman, President and Chief Executive Officer, Mr. George Economou, was deemed to beneficially own 7,421,860, or approximately 5.4% of our outstanding common shares and our Executive Vice President, Mr. Anthony Kandylidis, was deemed to beneficially own 1,684,512, or 1.2%, of our outstanding common shares. The common shares held by DryShips and beneficially owned by Mr. Economou are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and may not be transferred unless they have been registered under the Securities Act or an exemption from registration is available. Upon satisfaction of certain conditions, Rule 144 permits the sale of certain amounts of restricted securities six months following the date of acquisition of the restricted securities from us. As our common shares become eligible for sale under Rule 144, the volume of sales of our common shares on applicable securities markets may increase, which could reduce the market value of our common shares.

DryShips, our former parent company, may affect the outcome of matters on which our shareholders are entitled to vote.

As of March 30, 2016, DryShips owned approximately 40.4%, of our outstanding common shares. DryShips may affect the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. DryShips's interests may be different from your interests and the commercial goals of DryShips as a shareholder, and our goals, may not always be aligned.  The equity interests owned by DryShips may make it more difficult for us to maintain our business independence from other companies owned by DryShips and DryShips's affiliates.

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

Item 4.                   Information on the Company

A.           History and Development of the Company

Ocean Rig UDW Inc., a corporation organized under the laws of the Republic of the Marshall Islands, was formed on December 10, 2007 under the name Primelead Shareholders Inc. Primelead Shareholders Inc. was formed in December 2007 for the purpose of acquiring the shares of our predecessor, Ocean Rig ASA, which was incorporated in September 1996 under the laws of Norway. We acquired control of Ocean Rig ASA on May 14, 2008.  Prior to the private offering of our common shares in December 2010, discussed below, we were a wholly-owned subsidiary of DryShips. Our shares commenced trading on the NASDAQ Global Select Market under the symbol "ORIG" on October 6, 2011. As of March 30, 2016, DryShips, our former parent company, owned approximately 40.4% of our outstanding common shares. Each of our drilling units is owned by a separate wholly-owned vessel-owning subsidiary.

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

On July 12, 2013, our wholly-owned subsidiaries, Drillships Financing Holding Inc. and Drillships Projects Inc., entered into a $1.8 billion senior secured term loan facility, comprised of tranche B-1 term loans in an aggregate principal amount equal to $975.0 million and tranche B-2 term loans in an aggregate principal amount equal to $825.0 million. On February 7, 2014, our wholly-owned subsidiaries, Drillships Financing Holding Inc. and Drillships Projects Inc., refinanced its existing short-term Tranche B-2 Term Loans with a fungible add-on to its existing long-term Tranche B-1 Term Loans.  As a result of this refinancing, the total $1.9 billion of Tranche B-1 Term Loans will mature no earlier than the third quarter of 2020.

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

On June 4, 2015, we reached an agreement with DryShips to partially exchange $40 million owed to us under the $120 million Exchangeable Promissory Note dated November 18, 2014, for 4,444,444 of our common shares owned by DryShips.

On June 8, 2015, we completed the issuance of 28,571,428 common shares in a public offering amount to net proceeds to us of $194.0 million, net of issuance costs.

On August 13, 2015, we reached an agreement with DryShips to exchange the remaining outstanding balance of $80 million owed to us under the $120 million Exchangeable Promissory Note dated November 18, 2014 for 17,777,778 of our common shares owned by DryShips.

As of March 30, 2016, we had 138,666,384 common shares outstanding and DryShips owned 56,079,533 shares, or 40.4%, of our outstanding common shares.

Capital Expenditures

During the year ended December 31, 2013, our principal capital expenditures related to construction expenses mainly in connection with the construction of our seventh generation drilling units, the Ocean Rig Mylos, which was delivered in August 2013, the Ocean Rig Skyros, which was delivered in December 2013. The total cost of construction and construction related expenses for the Ocean Rig Mylos and Ocean Rig Skyros amounted to approximately $718.3 million and $724.4 million, respectively. During the year ended December 31, 2014, our principal capital expenditures related mainly to construction expenses of the Ocean Rig Athena, which was delivered in March 2014 with a total cost of approximately $728.6 million, the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos. During the year ended December 31, 2015, our principal capital expenditures related to the construction expenses of the Ocean Rig Apollo, which was delivered in March 2015 with a total cost of approximately $727.7 million, the Ocean Rig Santorini and the Ocean Rig Crete.  For more information on our seventh generation drilling units, please see "—B. Business Overview— Newbuilding drilling units and Options to Purchase Newbuilding Drilling Units." As of December 31, 2015, we had paid an aggregate of $333.6 million to a major shipyard in Korea in connection with our three unfinanced seventh generation drilling units currently scheduled for delivery in 2017, 2018 and 2019. The remaining total construction payments for these three unfinanced newbuilding drilling units, excluding financing costs, amounted to approximately $1.8 billion in aggregate as of December 31, 2015. We plan to finance these remaining payments with cash on hand, new debt or equity financing, which we have not yet secured in full. We cannot be certain that we will be able to obtain the additional financing we need to complete the acquisition of our seventh generation drilling units on acceptable terms or at all.

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

We, through our wholly-owned subsidiaries, currently own and operate two modern, fifth generation harsh weather ultra-deepwater semisubmersible offshore drilling units, the Leiv Eiriksson and the Eirik Raude, four sixth generation advanced capability ultra-deepwater drilling units, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, delivered in January 2011, March 2011, July 2011 and September 2011, respectively and four seventh generation drilling units, the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo, delivered in August 2013, December 2013, March 2014 and March 2015, respectively. The Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos are "sister-ships" constructed to the same high-quality vessel design and specifications and are capable of drilling in water depths of 10,000 feet. The design of our seventh generation drilling units reflects additional enhancements that will enable the drilling units to drill in water depths of 12,000 feet. The Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo, are "sister ships" constructed to the same high – quality drilling unit design and specifications. We believe that owning and operating "sister-ships" helps us maintain our cost efficient operations on a global basis through the shared inventory and use of spare parts and the ability of our offshore maritime crews to work seamlessly across all of our drilling units.

In addition, we have contracts to construct three seventh generation drilling units at a major shipyard in Korea, the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos.  These newbuilding's are scheduled for delivery in 2017, 2018 and 2019, respectively and we are currently in discussions with the shipyard to reschedule our newbuilding construction program. The estimated remaining total construction payments for these drilling units amounted to approximately $1.8 billion in aggregate as of December 31, 2015.

We employ our drilling units primarily on a dayrate basis for periods of between two months and six years to drill wells for our customers, typically major oil companies, integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies.

 We believe that our operating drilling units, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon,  the Ocean Rig Mykonos, the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena  and the Ocean Rig Apollo, as well as our three seventh generation drilling units under construction, are among the most technologically advanced drilling units in the world. The S10000E design, used for our operating drilling units, was originally introduced in 1998 and has been widely accepted by customers. Including our operating drilling units, a total of 63 drilling units have been ordered using this base design, of which 56 have been delivered, as of February 2016, including the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon , the Ocean Rig Mykonos the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo. Among other technological enhancements, our drilling units are equipped with dual activity drilling technology, which involves two drilling systems using a single derrick that permits two drilling-related operations to take place simultaneously. We estimate this technology saves between 15% and 40% in drilling time, depending on the well parameters. Each of our operating drilling units is capable of drilling 40,000 feet at water depths of 10,000 feet and our seventh generation drilling units have the capacity to drill 40,000 feet at water depths of 12,000 feet.

Our Fleet

Set forth below is summary information concerning our offshore drilling units as of March 30, 2016.

Drilling Unit	Year Built or Scheduled Delivery/ Generation	Water Depth to the Wellhead (ft)	Drilling Depth to the Oil Field (ft)	Customer	Expected Contract Expiration(1)	Dayrate (4)		Drilling Location
Operating Drilling Units
Leiv Eiriksson	2001/5th	10,000	30,000	Lundin Norway AS	Q4 2016	$145,000		Norway
Ocean Rig Corcovado	2011/6th	10,000	40,000	Petroleo Brasileiro S.A.	Q2 2018	$476,348	(3)	Brazil
Ocean Rig Poseidon	2011/6th	10,000	40,000	ENI Angola S.p.A.	Q2 2017	$537,124		Angola
Ocean Rig Mykonos	2011/6th	10,000	40,000	Petroleo Brasileiro S.A.	Q1 2018	$476,348	(3)	Brazil
Ocean Rig Mylos	2013/7th	12,000	40,000	Repsol Sinopec Brasil S.A.	Q3 2016	$651,310		Brazil
Ocean Rig Skyros	2013/7th	12,000	40,000	Total E&P Angola	Q3 2021	$558,203		Angola
Ocean Rig Athena	2014/7th	12,000	40,000	ConocoPhillips Angola 36&37 Ltd. Conoco Phillips Senegal B.V.	Q2 2017	$706,026		Angola, Senegal
Available for employment (2)
Eirik Raude	2002/5th	10,000	30,000
Ocean Rig Olympia	2011/6th	10,000	40,000
Ocean Rig Apollo	2015/7th	12,000	40,000

(1)	Not including the exercise of any applicable options to extend the term of the contract and any notification received for the termination of contracts.
(2)	These drilling units are en route to their respective stacking locations and are available for charter.
(3)	Approximately 20% of the dayrates are service fees paid to us in Brazilian Real (R$). The day rate disclosed in this table is based on the March 30, 2016 exchange rate of R$ 3.63:$1.00. During the first and second quarter of 2015, the Ocean Rig Mykonos and the Ocean Rig Corcovado, respectively, commenced drilling operations under the new awarded contracts, which are extensions of the previous contracts from Petrobras, for drilling offshore Brazil. The term of each extension is for 1,095 excluding reimbursement by Petrobras for contract related equipment upgrades.
(4)	These rates represent the current operating rates applicable under each contract. Depending on the contract, these rates may be escalated.

Newbuilding Drilling Units

We have entered into contracts for the construction of three seventh generation drilling units, scheduled for delivery in 2017, 2018 and 2019, respectively, in connection with which we had made total payments of $333.6 million to a major shipyard in Korea, as of December 31, 2015. We are currently in discussions with the shipyard to reschedule our newbuilding construction program. The estimated total project cost for these drilling units is approximately $2.2 billion.

Employment of Our Fleet

Employment of our Drilling Units

The Leiv Eiriksson will commence a three-well drilling contract during the third quarter of 2016 with Lundin Norway AS with minimum duration of 163 days, in Norway at a dayrate of $145,000.

In May 2015, the Ocean Rig Corcovado commenced a three-year extension under the previous contract with Petrobras. The contract includes reimbursement by Petrobras for contract related equipment upgrades of $30.0 million. As of March 30, 2016, the dayrate is $476,348, (including service fees of $72,348 based on the contracted rate in Real and the March 30, 2016 exchange rate of R$3.63:$1.00).

The Ocean Rig Poseidon commenced a three-year drilling contract with ENI Angola S.p.A., or ENI, in May 2013 for drilling operations offshore Angola at a dayrate as of March 30, 2016 of $537,124. In January 2015, ENI has exercised its option to extend the contract for the Ocean Rig Poseidon for a further one year until the second quarter of 2017.

In March 2015, the Ocean Rig Mykonos commenced a three-year extension under the previous contract with Petrobras. The contract includes reimbursement by Petrobras for contract related equipment upgrades of $30.0 million. As of March 30, 2016, the dayrate is $476,348, (including service fees of $72,348 based on the contracted rate in Real and the March 30, 2016 exchange rate of R$3.63:$1.00).

The Ocean Rig Mylos commenced a three-year drilling contract with Repsol for drilling operations offshore Brazil in August 2013. As of March 30, 2016, the dayrate is $ 651,310.

In October 2015, the Ocean Rig Skyros commenced its six year contract with Total for drilling operations offshore Angola. As of March 30, 2016, the dayrate is $558,203.

The Ocean Rig Athena commenced a three-year drilling contract with ConocoPhillips for drilling operations offshore Angola in March 2014. As of March 30, 2016, the dayrate is $706,026.

The total contracted backlog under our drilling contracts for our drilling units, as of March 30, 2016, was $2.6 billion. We calculate our contract backlog by multiplying the contractual dayrate under all of our employment contracts for which we have firm commitments as of March 30, 2016, by the minimum expected number of days committed under such contracts (excluding any options to extend), assuming full earnings efficiency. There can be no assurance that the counterparties to such contracts will fulfill their obligations under the contracts. See the section of this annual report entitled " Risk Factors—Risks Relating to Our Company—Our future contracted revenue for our fleet of drilling units may not be ultimately realized."

Unless otherwise stated, all references to dayrates included in this annual report are exclusive of any applicable annual contract revenue adjustments, which generally result in the escalation of the dayrates payable under the drilling contracts.

Management of Our Fleet

Ocean Rig Management Inc., our wholly owned subsidiary, provides supervisory management services including onshore management to our operating drilling units and drilling units under construction,  pursuant to separate management agreements entered/to be entered with each of the drilling unit – owning subsidiaries,. Under the terms of these management agreements, Ocean Rig Management Inc., through its affiliates is responsible for, among other things, (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment of the drilling units, and (iii) providing commercial, technical and operational management for the drilling units.

In addition, we have engaged Cardiff Drilling Inc, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, to provide us with consulting and other services with respect to the arrangement of employment for, and relating to the purchase and sale of, our drilling units.  See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

The Offshore Drilling Industry

In recent years, the international drilling market has seen an increasing trend towards deep and ultra-deepwater oil and gas exploration. As shallow water resources mature, deep and ultra-deepwater regions are expected to play an increasing role in offshore oil and gas exploration and production. According to industry sources, the industry-wide global ultra-deepwater market has seen rapid development over the last six years, with dayrates increasing from approximately $180,000 in 2004 to above $600,000 in 2008. According to industry sources the in-service fleet as of February 2016 totaled 165 units, and is expected to grow to 221 units upon the scheduled delivery of the current newbuild orderbook by the end of 2020. Historically, an increase in supply has caused a decline in utilization and dayrates until drilling units are absorbed into the market. Accordingly, dayrates have been very cyclical. We believe that the largest undiscovered offshore reserves are mostly located in ultra-deepwater fields and primarily located in the "golden triangle" between West Africa, Brazil and the Gulf of Mexico, as well as in East Africa, Australia and Southeast Asia. The location of these large offshore reserves has resulted in more than 90% of the floating drilling unit, or floater, orderbook being represented by ultra-deepwater units. Furthermore, due to increased focus on technically challenging operations and the inherent risk of developing offshore fields in ultra-deepwater, particularly in light of the Deepwater Horizon accident in the Gulf of Mexico, in which we were not involved, oil companies have already begun to show a preference for modern units more capable of drilling in these challenging environments.

Markets

Our operations are geographically dispersed in oil and gas exploration and development areas worldwide. Although the cost of moving a rig and the availability of rig-moving vessels may cause the balance between supply and demand to vary between regions, significant variations do not tend to exist long-term because of rig mobility. Consequently, we operate in a single, global offshore drilling market. Because our drilling units are mobile assets and are able to be moved according to prevailing market conditions, we cannot predict the percentage of our revenues that will be derived from particular geographic or political areas in future periods.

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

Our drilling units service the ultra-deepwater sector of the offshore drilling market. Although the term "deepwater" as used in the drilling industry to denote a particular sector of the market can vary and continues to evolve with technological improvements, we generally view the deepwater market sector as that which begins in water depths of approximately 4,500 feet and extends to the maximum water depths in which seventh generation drilling units are capable of drilling, which is currently approximately 12,000 feet.

Our Customers

Our customers are generally major oil companies, integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. We, together with our predecessor, Ocean Rig ASA, have an established history with 296 wells drilled in 20 countries for 34 different customers as of March 2016.

For the years ended December 31, 2013, 2014, and 2015 the following customers, which represent all of our customers for the years indicated, accounted for more than 10% of our consolidated annual revenues:

	Year ended December 31,
	2013	2014	2015
Customer A	-	14%	14%
Customer B	33%	18%	19%
Customer C	13%	12%	13%
Customer D	18%	30%	15%
Customer E	12%	14%	13%
Customer F	-	-	15%

Contract Drilling Services

Our contracts to provide offshore drilling services and drilling units are individually negotiated and vary in their terms and provisions. We generally obtain our contracts through competitive bidding against other contractors. The contracts for our drilling units typically provide for compensation on a "dayrate" basis under which we are paid a fixed amount for each day that the vessel is operating under a contract at full efficiency, with higher rates while the drilling unit is operating and lower rates for periods of mobilization or when drilling operations are interrupted or restricted by equipment breakdowns, adverse environmental conditions or other conditions beyond our control. Under most dayrate contracts, we pay the operating expenses of the drilling units, including planned drilling unit maintenance, crew wages, insurance and the cost of supplies.

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

Competition

The offshore contract drilling industry is competitive with numerous industry participants, few of which at the present time have a dominant market share. The drilling industry has experienced consolidation in recent years and may experience additional consolidation, which could create additional large competitors. Many of our competitors have significantly greater financial and other resources, including more drilling units, than us. We compete with offshore drilling contractors that, as of February 2016, together have approximately 165 ultra-deepwater drilling units worldwide, defined as units with water depth capacity of 7,500 feet or more.

The offshore contract drilling industry is influenced by a number of factors, including global demand for oil and natural gas, current and anticipated prices of oil and natural gas, expenditures by oil and gas companies for exploration and development of oil and natural gas and the availability of drilling units. In addition, mergers among oil and natural gas exploration and production companies have reduced, and may from time to time reduce, the number of available customers.

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

For example, the IMO, has adopted MARPOL Annex VI to regulate harmful air emissions from ships, which include drilling units. Amendments to the Annex VI regulations which entered into force on July 1, 2010, require a progressive reduction of sulfur oxide levels in heavy bunker fuels and create more stringent nitrogen oxide emissions standards for marine engines in the future. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, and in January 1, 2014, the United States Caribbean Sea was designated ECA. We may incur costs to comply with these revised standards. Drilling units must comply with MARPOL limits on emissions of sulfur oxide, nitrogen oxide, chlorofluorocarbons and other air pollutants, except that the MARPOL limits do not apply to emissions that are directly related to drilling, production, or processing activities. We believe that all of our drilling units are currently compliant in all material respects with these regulations.

Our drilling units are subject not only to MARPOL regulation of air emissions, but also to the Bunker Convention's strict liability for pollution damage caused by discharges of bunker fuel in jurisdictional waters of ratifying states.

Furthermore, any drilling unit that we may operate in United States waters, including the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States, would have to comply with OPA and CERCLA requirements, among others, that impose liability (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges of oil or other hazardous substances, other than discharges related to drilling.

The BSEE periodically issues guidelines for drilling unit fitness requirements in the Gulf of Mexico and may take other steps that could increase the cost of operations or reduce the area of operations for our units, thus reducing their marketability. Implementation of BSEE guidelines or regulations may subject us to increased costs or limit the operational capabilities of our units and could materially and adversely affect our operations and financial condition.

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

Insurance for Our Offshore Drilling Units

We maintain insurance for our drilling units in accordance with industry standards. Our insurance is intended to cover normal risks in our current operations, including insurance against property damage, loss of hire, war risk and third-party liability, including pollution liability. The insurance coverage is established according to the Norwegian Marine Insurance Plan of 1996, version 2010, but excluding collision liabilities which are covered by the Protection and Indemnity insurance. We have obtained insurance for the full assessed market value of our drilling units, as assessed by rig brokers. Our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $10,000 per event and in the case of other hull and machinery claims, our deductible is $1.5 million per event. Our insurance coverage may not protect fully against losses resulting from a required cessation of drilling unit operations for environmental or other reasons. We also have loss of hire insurance cover for approximately one year which becomes effective after 45 days. This loss of hire insurance is recoverable only if there is physical damage to the rig or equipment which is caused by a peril against which we are insured. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our negligence. In addition, insurance may not be available to us at all or on terms acceptable to us, and there is no guarantee that even if we are insured, our policy will be adequate to cover our loss or liability in all cases. We plan to maintain insurance for our seventh generation drilling units upon their delivery to us in accordance with the Norwegian Marine Insurance Plan of 1996, version 2010. This insurance would also be intended to cover normal risks in our current operations, including insurance against property damage, loss of hire and war risks. Third-party liability, including pollution liability and collision liability, is covered under our protection and indemnity insurance.

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

C.           Organizational Structure

For a full list of our subsidiaries, please see Exhibit 8.1 to this annual report. All of the subsidiaries are, directly or indirectly, wholly-owned by Ocean Rig UDW Inc., except for Ocean Rig Angola Ltd., which is 51% owned by Angolan shareholders and 49% indirectly owned by Ocean Rig UDW Inc.

As March 30, 2016, DryShips (NASDAQGS: DRYS) owned approximately 40.4% of our total outstanding common shares.

D.           Property, Plants and Equipment

We do not own any real property. We maintain our principal executive offices in Nicosia, Cyprus and certain of our subsidiaries lease office space from unaffiliated third parties for offices in Athens, Greece;  Luanda, Angola; Rio de Janeiro, Brazil; Stavanger, Norway; Pointe-Noire, Congo; and Aberdeen, United Kingdom. Our interests in the drilling units in our fleet are our only material properties. See "—B. Business Overview—Our Fleet" in this section.

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

A.           Operating Results

Overview

We are an international offshore drilling contractor providing oilfield services and drilling units for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. We, through our wholly-owned subsidiaries, currently own and operate two modern, fifth generation harsh weather ultra-deepwater semi-submersible offshore drilling units, the Leiv Eiriksson and the Eirik Raude, four sixth generation advanced capability ultra-deepwater drilling units, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon, and the Ocean Rig Mykonos, which were delivered to us on January 3, 2011, March 30, 2011, July 28, 2011 and September 30, 2011, respectively and four seventh generation advanced capability ultra-deepwater drilling units, the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo which were delivered to us on August 19, 2013 and December 20, 2013, March 24, 2014 and March 5, 2015, respectively. We have newbuilding contracts with a major shipyard in Korea for the construction of three seventh generation drilling units, the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos scheduled for delivery in 2017, 2018 and 2019, respectively.

History of Our Company

We were formed under the laws of the Republic of the Marshall Islands on December 10, 2007, under the name Primelead Shareholders Inc. and as a wholly-owned subsidiary of DryShips.

Our predecessor, Ocean Rig ASA, was incorporated on September 26, 1996 under the laws of Norway and contracted for the construction of our two operating drilling units, the Leiv Eiriksson and the Eirik Raude. The shares of Ocean Rig ASA traded on the Oslo Stock Exchange from January 1997 to July 2008.

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

On December 21, 2010, we completed the sale of an aggregate of 28,571,428 of our common shares (representing approximately 22% of our outstanding common shares) in the 2010 Private Offering. A company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of our outstanding common shares, in the 2010 Private Offering at the offering price of $17.50 per share. We received approximately $488.3 million of net proceeds from the private offering, of which we used $99.0 million to purchase our option contract with a major shipyard in Korea from DryShips, our then parent company. We applied the remaining proceeds to partially fund remaining installment payments for our newbuilding drilling units and general corporate purposes. Following the completion of the 2010 Private Offering, DryShips owned approximately 78% of our outstanding common shares.

On April 27, 2011, we completed the issuance of $500.0 million aggregate principal amount of 9.5% senior unsecured notes due 2016 offered in the 2011 Unsecured Bond Offering.  The net proceeds of the 2011 Unsecured Bond Offering of approximately $487.5 million were used to finance our newbuilding drilling unit program and for general corporate purposes.

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

On June 4, 2015, we reached an agreement with Dryships to partially exchange $40 million owed to us under the $120 million Exchangeable Promissory Note dated November 18, 2014, for 4,444,444 of our common shares owned by Dryships.

On June 8, 2015, we completed the issuance of 28,571,428 common shares in a public offering amount to net proceeds to us of $194.0 million, net of issuance costs.

On August 13, 2015, we reached an agreement with DryShips. to exchange the remaining outstanding balance of $80 million owed to us under the $120 million Exchangeable Promissory Note dated  November 18, 2014 for 17,777,778 of our common shares owned by DryShips.

On March 11, 2016, we filed a registration statement with the SEC in connection with a possible redomiciliation of our company from the Republic of the Marshall Islands to the Cayman Islands.  As of the date of this annual report, the redomiciliation is not effective.

Our Drilling Units

Our drilling units are marketed for offshore exploration and development drilling programs worldwide, with particular focus on drilling operations in ultra-deepwater and harsh environments. The Leiv Eiriksson, delivered in 2001, has a water depth drilling capacity of 10,000 feet.  Since 2001, it has drilled 59 deepwater and ultra-deepwater wells as of February 2014 in a variety of locations, including Angola, Congo, Greenland, Turkey, Norway, Senegal the United Kingdom and Ireland, in addition to five shallow-water wells.

The Eirik Raude, delivered in 2002, has a water depth drilling capacity of 10,000 feet. Since 2002, it has drilled 82 deepwater and ultra-deepwater wells as of February 2014 in countries such as Canada, Ghana, Norway, Ivory Coast and the United Kingdom, and the Gulf of Mexico, in addition to six shallow-water wells.

We took delivery of the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, our four sixth generation advanced capability ultra-deepwater drilling units on January 3, 2011, March 30, 2011, July 28, 2011 and September 30, 2011, respectively. The total cost of construction and construction-related expenses for the Ocean Rig Corcovado the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos amounted to approximately $3,088.8 million in aggregate. Construction-related expenses include equipment purchases, commissioning, supervision and commissions to related parties, excluding financing costs.

We took delivery of the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo, our four seventh generation advanced capability ultra-deepwater drilling units on August 19, 2013, December 20, 2013, March 24, 2014 and March 5, 2015, respectively. The total cost of construction and construction-related expenses for the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and Ocean Rig Apollo amounted to approximately $2,899.0 million in aggregate. Construction-related expenses include equipment purchases, commissioning, supervision and commissions to related parties, excluding financing costs.

In addition, we have entered into contracts for the construction of three seventh generation drilling units scheduled for delivery in 2017, 2018 and 2019, respectively, in connection with which we had made total payments of $333.6 million to a major shipyard in Korea, as of December 31, 2015. The estimated total project cost for these drilling units is approximately $2.2 billion.

For information on the employment of our drilling units, please see "Item 4. Information on the Company—B. Business Overview—Employment of our Fleet—Employment of Our Drilling Units."

Management of Our Drilling Units

Ocean Rig Management Inc., our wholly owned subsidiary, provides supervisory management services including onshore management to our operating drilling units and drilling units under construction,  pursuant to separate management agreements entered/to be entered with each of the drilling unit – owning subsidiaries,. Under the terms of these management agreements, Ocean Rig Management Inc., through its affiliates is responsible for, among other things, (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment of the drilling units, and (iii) providing commercial, technical and operational management for the drilling units.

In addition, we have engaged Cardiff Drilling Inc., a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, to provide us with consulting and other services with respect to the arrangement of employment for, and relating to the purchase and sale of, our drilling units.  See "Item 7. Major Shareholders and Related Party Transacitons—B. Related Party Transactions."

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

We believe that the most important measures for analyzing trends in the results of our operations consist of the following:

●	Employment Days: We define employment days as the total number of days the drilling units are employed on a drilling contract.

●	Dayrates or maximum dayrates: We define drilling dayrates as the maximum rate in U.S. Dollars possible to earn for drilling services for one 24 hour day at 100% efficiency under the drilling contract. Such dayrate may be measured by quarter-hour, half-hour or hourly basis and may be reduced depending on the activity performed according to the drilling contract.

●	Earnings efficiency: We measure our revenue earning performance over a period as a percentage of the maximum revenues that we could earn under our drilling contracts in such period. More specifically, all drilling contracts provide for an operating or base rate that applies for the period during which the drilling unit is operational and at the client's drilling location. Furthermore, drilling contracts generally provide for a general repair allowance for preventive maintenance or repair of equipment; such allowance varies from contract to contract, and we may be compensated at the full operating dayrate or at a reduced operating day rate for such general repair allowance. In addition, drilling contracts typically provide for situations where the drilling units would operate at reduced operating dayrates, such as, among other things: a standby rate, where the drilling unit is prevented from commencing operations for reasons such as bad weather, waiting for customer orders, waiting on other contractors; a moving rate, where the drilling unit is in transit between locations; a reduced performance rate in the event of major equipment failure; or a force majeure rate in the event of a force majeure that causes the suspension of operations. At these instances we are compensated with a portion of the base rate. In addition there are circumstances that due to equipment failure or other events defined in our drilling contracts, we do not earn the base rate.

●	Utilization: We define utilization as the employment days divided by the total number of the drilling unit calendar days i.e. the percentage of the period that the drilling unit was under contract.

●	Mobilization / demobilization fees: In connection with drilling contracts, we may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling vessels, dayrate or fixed price mobilization and demobilization fees.

●	Revenue: For each contract, we determine whether the contract, for accounting purposes, is a multiple element arrangement, meaning it contains both a lease element and a drilling services element, and, if so, identify all deliverables (elements). For each element we determine how and when to recognize revenue.

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

Drilling Unit Operating Expenses

Drilling unit operating expenses include crew wages and related costs, catering, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, shore based costs and other miscellaneous expenses. Our drilling unit operating expenses, which generally represent fixed costs, have historically increased as a result of the business climate in the offshore drilling sector. Specifically, wages and vendor supplied spares, parts and services have experienced a significant price increase over the previous two to three years, while during the year ended 2015, there's a decrease in the amount of these operating expenses. Other factors beyond our control, some of which may affect the offshore drilling industry in general, such as exchange rate fluctuations and including developments relating to market prices for insurance, may also cause these expenses to increase. In addition, these drilling units operating expenses are higher when operating in harsh environments, though an increase in expenses is typically offset by the higher dayrates we receive when operating in these conditions.

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

Interest and Finance Costs

As of December 31, 2015, 2014 and 2013, we had total indebtedness of $4.4 billion, $4.5 billion and $4.1 billion, respectively. We capitalize our interest on the debt we have incurred in connection with our drilling units under construction.

Critical Accounting Policies

Drilling unit machinery and equipment, net:    Drilling units are stated at historical cost less accumulated depreciation. Such costs include the cost of adding or replacing parts of drilling unit machinery and equipment when that cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling unit. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight- line basis over the useful life of the assets as follows: bare-deck, 30 years and other asset parts, 5 to 15 years. The residual values of the drilling units are estimated at $35 million and $50 million, respectively.

Drilling unit machinery and equipment, information technology and office equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives, for drilling unit machinery and equipment over 5 to 15 years and for information technology and office equipment over 5 years.

Impairment of long-lived assets:    We review for impairment long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. To the extent impairment indicators are present; we assesse recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset.  In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the drilling units future performance, with the significant assumptions being related to drilling rates, fleet utilization, operating expenses, capital expenditures, class survey costs,  residual value and the estimated remaining useful life of each drilling unit. The projected net operating cash flows are determined by considering the drilling revenues from existing drilling contracts for the fixed days, while for the unfixed days we use an estimated daily rate equivalent by utilizing available market data. The salvage value used in the impairment test is estimated to be $35 million and $50 million for drilling units, respectively accordance with our depreciation policy. The remaining significant assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. If the estimate of undiscounted future cash flows for any drilling unit is lower than the carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. The fair market value for the drilling unit is obtained by independent appraisals. Our analysis for the year ended December 31, 2015, also involved sensitivity tests on the off-hire days, allowing for variances ranging from 97.5% to 92.5%.  As a result of the impairment review, we determined that the carrying amounts of its assets held for use were recoverable and therefore, concluded that no impairment loss was necessary for 2013, 2014. For the year ended December 31, 2015, as a result of the impairment review, we determined that the carrying amount of its' two drilling units was not recoverable and, therefore, a charge of $415.0 million was recognized.

Revenue and related expenses:    Revenues: Our services and deliverables are generally sold based upon contracts with our customers that include fixed or determinable prices. We recognize revenue when delivery occurs, as directed by our customer, or the customer assumes control of physical use of the asset and collectability is reasonably assured. We evaluate if there are multiple deliverables within our contracts and whether the agreement conveys the right to use the drilling units for a stated period of time and meet the criteria for lease accounting, in addition to providing a drilling services element, which are generally compensated for by dayrates. In connection with drilling contracts, we may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling units and dayrate or fixed price mobilization and demobilization fees. Revenues are recorded net of agents' commissions. There are two types of drilling contracts: well contracts and term contracts.

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

Results of Operations

Included in this document are our audited consolidated historical financial statements for the years ended December 31, 2015, 2014, and 2013.

Year Ended December 31, 2015 compared to Year Ended December 31, 2014

	Year Ended December 31, 2014	Year Ended December 31, 2015	Change	Percentage Change

REVENUES:
Total revenues	1,817,077	1,748,200	(68,877)	(3.8)%

EXPENSES:
Drilling units operating expenses	727,832	582,122	(145,710)	(20.0)%
Depreciation and amortization	324,302	362,587	38,285	11.8%
Impairment loss	-	414,986	414,986	-%
General and administrative expenses	131,745	100,314	(31,431)	(23.9)%
Loss on sale of fixed assets	-	5,177	5,177	-%
Legal settlements and other, net	(721)	(2,591)	(1,870)	259.4%
Operating income	633,919	285,605	(348.314)	(54.9)%

OTHER INCOME/(EXPENSES):
Interest and finance costs	(300,131)	(280,348)	19,783	(6.6)%
Interest income	12,227	9,811	(2,416)	(19.8)%
Loss on interest rate swaps	(12,671)	(11,513)	1,158	(9.1)%
Gain from repurchase of Senior Notes	-	189,174	189,174	-%
Other, net	4,282	(12,899)	(17,181)	(401.2)%
Total other expenses, net	(296,293)	(105,775)	190,518	(64.3)%

Income before income taxes	337,626	179,830	(157,796)	(46.7)%
Income taxes	(77,823)	(99,816)	(21,993)	28.3%
Net Income	259,803	80,014	(179,789)	(69.2)%

Revenues

Revenues from drilling contracts decreased by $68.9 million, or 3.8%, to $1,748.2 million for the year ended December 31, 2015, as compared to $1,817.1 million for the year ended December 31, 2014, mainly due to lower utilization of the fleet. The drilling units, the Eirik Raude, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon, the Ocean Rig Mylos and the Ocean Rig Skyros contributed decreased revenues of $381.0 million for the year ended December 31, 2015, as compared to the year ended December 31, 2014. This decrease was partly offset by the increased revenues from the Ocean Rig Apollo, of $156.7 million and the revenue of the Ocean Rig Mykonos, the Leiv Eiriksson and the Ocean Rig Athena, which contributed $144.7 million in aggregate more, during the year ended December 31, 2015, as compared to the relevant year ended December 31, 2014.

During the years 2014 and 2015, we recorded 99.1% and 92.2% utilization, respectively. Furthermore, our fleet under contract achieved an earnings efficiency of 97.6% for the year ended December 31, 2015, as compared to 91.8% for the year ended December 31, 2014.

Operating expenses

Drilling units operating expenses decreased by $145.7 million, or 20.0%, to $582.1 million for the year ended December 31, 2015, compared to $727.8 million for the year ended December 31, 2014, mainly due to cost-reduction initiatives. The Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon, the Ocean Rig Mykonos, the Ocean Rig Mylos and the Ocean Rig Skyros contributed in aggregate decreased operating expenses of $187.2 million for the year ended December 31, 2015 as compared to the corresponding year ended December 31, 2014. Furthermore, the drilling units, the Leiv Eiriksson and the Eirik Raude, contributed in aggregate decreased operating expenses of $22.7 million for the year ended December 31, 2015 as compared to the corresponding year ended December 31, 2014. The total decrease in operating expenses was partly offset by the increased in aggregate operating expenses of $57.8 million for the Ocean Rig Athena and the Ocean Rig Apollo.

Depreciation and amortization expense

Depreciation and amortization expense increased by $38.3 million, or 11.8%, to $362.6 million for the year ended December 31, 2015, as compared to $324.3 million for the year ended December 31, 2014. The increase in depreciation and amortization expense was mainly attributable to the depreciation expense of the Ocean Rig Apollo and the Ocean Rig Athena, amounting to $25.6 million, and $7.2 million which were added to the current fleet in the first quarter of 2015 and 2016, respectively.  Furthermore, the Leiv Eiriksson, the Eirik Raude, the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Poseidon, contributed in aggregate $12.0 million more, for the year ended December 31, 2015 as compared to the corresponding year ended December 31, 2014 which was partly offset by the decrease in depreciation expense of $6.5 million in aggregate of the Ocean Rig Mykonos and the Ocean Rig Corcovado. The depreciation expense charged for the Ocean Rig Olympia, remained approximately the same for the year ended December 31, 2015, as compared to the corresponding year ended December 31, 2014.

Impairment loss

During the year ended December 31, 2015, we recorded an impairment loss of $415.0 million, due to a reduction of the drilling units' carrying amount to their fair value. No such case existed for the relevant year ended, December 31, 2014.

General and administrative expenses

General and administrative expenses decreased by $31.4 million, or 23.8%, to $100.3 million for the year ended December 31, 2015, as compared to $131.7 million for year ended December 31, 2014, due to the decreased operating costs of our offices in Angola, Brazil and Athens and due to decreased consultancy fees.

Loss on sale of fixed assets

For the year ended, December 31, 2015, we incurred losses on sale of fixed asset equipment of $5.2 million. No such case existed in the relevant year ended, December 31, 2014.

Legal Settlements and other, net

A gain of $2.6 million was realized for the year ended December 31, 2015, as compared to a gain of $0.7 million during the year ended December 31, 2014 resulting in an increase of $1.9 million or 271.4%. The gain during the year ended December 31, 2015, related mainly to insurance claims for the Ocean Rig Mylos.

Interest and finance costs

Interest and finance costs decreased by $19.8 million, or 6.6%, to $280.3 million for year ended December 31, 2015, as compared to $ 300.1 million for the year ended December 31, 2014. The decrease is mainly associated with the non-cash write-offs and redemption costs associated with the full refinancing of our $500.0 million 9.50% Senior Unsecured Notes and $1.35 billion Senior Secured Credit Facility, amounting to $54.6 million during the year ended December 31, 2014, and the lower level of debt during the year ended December 31, 2015.

Interest income

Interest income decreased by $2.4 million, or 19.7%, to $9.8 million for the year ended December 31, 2015, compared to $12.2 million for the year ended December 31, 2014. The decrease was mainly due to the lower interest rates on bank deposits.

Loss on interest rate swaps

Loss on interest rate swaps decreased by $1.2 million, or 9.4%, to $11.5 million for year ended December 31, 2015, as compared to a loss of $12.7 million for the year ended December 31, 2014. The losses for the year ended December 31, 2015 were mainly due to payments of interest on swaps.

Gain from repurchase of Senior Notes

For the year ended December 31, 2015, we incurred gains of $189.2 million due to the repurchase of the 7.25% Senior Unsecured Notes and 6.50% Senior Secured Notes at a discount due to the market value at which the notes were trading. No such case existed for the relevant year ended December 31, 2014.

Other, net

Other, net resulted a loss of $12.9 million for year ended December 31, 2015, compared to a gain of $4.3 million for the year ended December 31, 2014. The decrease is mainly due to foreign currency exchange rate differences between the United States Dollars (USD) and the Norwegian Krone (NOK), the Brazilian Real (BRL) and the Angolan Kwanza (AOA).

Income taxes

Income taxes increased by $22.0 million, or 28.3%, to $99.8 million for year ended December 31, 2015, compared to $77.8 million for the year ended December 31, 2014, mainly due to the increase of withholding taxes based on revenues of the fleet. As our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

	Year Ended December 31, 2013	Year Ended December 31, 2014	Change	Percentage Change

REVENUES:
Total revenues	1,180,250	1,817,077	636,827	54.0%

EXPENSES:
Drilling units operating expenses	504,957	727,832	222,875	44.1%
Depreciation and amortization	235,473	324,302	88,829	37.7%
General and administrative expenses	126,868	131,745	4,877	3.8%
Legal settlements and other, net	6,000	(721)	(6,721)	(112.0)%
Operating income	306,952	633,919	326,967	106.5%

OTHER INCOME/(EXPENSES):
Interest and finance costs	(220,564)	(300,131)	(79,567)	36.1%
Interest income	9,595	12,227	2,632	27.4%
Gain/(Loss) on interest rate swaps	8,616	(12,671)	(21,287)	(247.1)%
Other, net	3,315	4,282	967	29.2%
Total other expenses, net	(199,038)	(296,293)	(97,255)	48.9%

Income before income taxes	107,914	337,626	229,712	212.9%
Income taxes	(44,591)	(77,823)	(33,232)	74.5%
Net Income	63,323	259,803	196,480	310.3%

Revenues

Revenues from drilling contracts increased by $636.8 million, or 54.0%, to $1,817.1 million for the year ended December 31, 2014, as compared to $1,180.3 million for the year ended December 31, 2013. The increase is primarily attributable to the increased revenues from the Ocean Rig Mylos and the Ocean Rig Skyros, which were added to the current fleet in the third and fourth quarter of 2013, respectively amounting in aggregate to $424.2 million, the revenue from the Ocean Rig Athena, which was added to the current fleet in the first quarter of 2014, amounting to $144.3 million. Furthermore, there was an increase in revenues earned by the Ocean Rig Corcovado, the Ocean Rig Poseidon and the Leiv Eiriksson which contributed in aggregate an additional $110.4 million in revenues during the year ended December 31, 2014, as compared to the same period in 2013. This increase was partly offset by the decreased revenues earned by the Ocean Rig Olympia, the Ocean Rig Mykonos and the Eirik Raude, which contributed in aggregate $42.5 million less in revenues for the year ended December 31, 2014, as compared to the same period in 2013.

During the years 2013 and 2014, we recorded 100% and 99.1% utilization, respectively. Furthermore, our fleet under contract achieved an earnings efficiency of 91.8% for the year ended December 31, 2014, as compared to 93.2% for the year ended December 31, 2013.

Operating expenses

Drilling units operating expenses increased by $222.8 million, or 44.1%, to $727.8 million for the year ended December 31, 2014, compared to $505.0 million for the year ended December 31, 2013. The increase in operating expenses was mainly due to the addition of the Ocean Rig Athena to the current fleet, in the first quarter of 2014 resulting to operating expenses amounting to $46.9 million. The Ocean Rig Skyros and the Ocean Rig Mylos which were added to the current fleet in the second and third quarter of 2013, contributed significantly to the increase in operating expenses which contributed in aggregate to $165.2 million, and the Ocean Rig Olympia, the Ocean Rig Mykonos the Ocean Rig Corcovado and the Leiv Eiriksson contributed to increased operating expenses amounting in aggregate to $27.9 million. The total increase was partly offset by the decrease in operating expenses of the Eirik Raude by $15.0 million, whereas the operating expenses of the Ocean Rig Poseidon remained approximately the same for the years ended 2013 and 2014.

Depreciation and amortization expense

Depreciation and amortization expense increased by $88.8 million, or 37.7%, to $324.3 million for the year ended December 31, 2014, as compared to $235.5 million for the year ended December 31, 2013. The increase in depreciation and amortization expense was mainly attributable to the depreciation expense of the Ocean Rig Athena which was added to the current fleet in the first quarter of 2014, amounting to $23.9 million as well as the increased depreciation of the Ocean Rig Mylos and the Ocean Rig Skyros which were added to the fleet in the third and fourth quarter of 2013, amounting to $51.4 million. Furthermore, the Ocean Rig Mykonos, the Ocean Rig Corcovado and the Leiv Eiriksson resulted to increased depreciation expense amounting to $15.0 million in aggregate. This increase was partly offset by the decrease in depreciation expense of $1.5 million for the Eirik Raude. The depreciation expense charged for the Ocean Rig Poseidon and Ocean Rig Olympia, remained approximately the same for the year ended December 31, 2014, as compared to the corresponding period in 2013.

General and administrative expenses

General and administrative expenses increased by $4.8 million, or 3.8%, to $131.7 million for the year ended December 31, 2014, as compared to $126.9 million for year ended December 31, 2013. This increase is mainly due to increased operating costs of the offices in Athens and increased consultancy fees.

Legal Settlements and other, net

A gain of $0.7 million was realized for the year ended December 31, 2014, as compared to a loss of $6.0 million during the year ended December 31, 2013 resulting to an increase of $6.7 million or 111.7%. The amount of $6.0 million (loss) in legal settlements for 2013 is mainly related to a claim settlement related to revenue under dispute of the operation of the Ocean Rig Corcovado in Greenland during 2011. The amount of $0.7 million relates to write off of claims from a major shipyard in Korea , cancellation fees  and credit notes received during the year ended December 31, 2014.

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

Gain/ (Loss) on interest rate swaps

Losses on interest rate swaps increased by $21.3 million, or 247.7%, to $12.7 million for year ended December 31, 2014, as compared to a gain of $8.6 million for the year ended December 31, 2013. The losses for the year ended December 31, 2014 were mainly due to payments of interest on swaps.

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

B.           Liquidity and Capital Resources

As of December 31, 2015, we had $12.7 million of restricted cash relating mainly to bank deposits which are blocked or pledged as cash collateral. Our restricted cash balances as of December 31, 2015 increased by $10.1 million, or 388.5%, to $12.7 million, compared to $2.6 million as of December 31, 2014. The increase in restricted cash balances was mainly due to the pledge of $10 million under the $462 million Senior Secured Credit Facility.

As of December 31, 2015, we had $734.7 million of cash and cash equivalents. Our cash and cash equivalents increased by $205.8 million, or 38.9%, to $734.7 million as of December 31, 2015, compared to $528.9 million as of December 31, 2014. The increase in our cash and cash equivalents relates mainly to net cash provided by operating activities amounting to $593.0 million and proceeds from our loans and credit facilities of $462.0 million which were partly offset by payments of yard installments and capital upgrades amounting to $633.8 million in aggregate, loan repayments amounting to $61.2 million, dividend payments amounting to $50.3 and the repurchase of senior notes amounting to $273.7 million. As of December 31, 2015 and December 31, 2014, we had total indebtedness, on a consolidated basis, of $4.4 billion and $4.5 billion, respectively, under our outstanding debt agreements, excluding unamortized financing fees. Our total indebtedness as of December 31, 2015 decreased by $0.1 billion, or 2.3%, to $4.4 billion, compared to $4.5 billion as of December 31, 2014 due to loan payments and the repurchase of senior notes.

As of December 31, 2015, the aggregate available undrawn amounts under our facilities at December 31, 2015, are nil. As of December 31, 2015, we were in compliance with all covenants related to our outstanding debt agreements. Please refer to the discussion on Long-term Debt as detailed in Note 8 of our audited consolidated financial statements.

As of December 31, 2015, our total purchase commitments consisted of the estimated remaining construction expenses of approximately $1.8 billion relating to the construction of our three seventh generation drilling units under construction, which are scheduled to be delivered in 2017, 2018 and 2019, respectively. The estimated total project cost per drilling unit under construction, excluding financing costs, is approximately $679.5 million, $743.0 million and $743.0 million, respectively. As of December 31, 2015, we have made pre-delivery payments of $333.6 million in the aggregate for these newbuilding drilling units. The estimated remaining total construction payments for these drilling units, excluding financing costs, amounted to approximately $1.8 billion in aggregate as of December 31, 2015. We have not yet arranged financing for the remaining construction payments relating to the construction of our three seventh generation drilling units, which are scheduled for delivery during 2017, 2018 and 2019. We plan to finance these remaining payments, with new debt or equity financing, which we have not yet secured in full.   We cannot be certain that we will be able to obtain the additional financing we need to complete the acquisition of our seventh generation drilling units on acceptable terms or at all.

Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital surplus amounted to $836.6 million as of December 31, 2015, as compared to a working capital surplus of $560.5 million as of December 31, 2014.  The increase in working capital surplus as of December 31, 2015, as compared to December 31, 2015, is mainly due to the increase in cash and cash equivalents.

Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our drilling units, comply with international standards, environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities. Since our formation, our principal source of funds has been equity provided by our shareholders, operating cash flows, our equity and notes offerings and long-term bank borrowings. From January 1, 2009 to December 3, 2010, we received $1.3 billion in cash from our then parent company, DryShips, in the form of capital contributions to meet obligations for capital expenditures on our drilling units under construction and debt repayments during the period. In 2011, we did not receive cash capital contributions from DryShips. In March and April 2011, we borrowed an aggregate amount of $175.5 million from DryShips through shareholder loans, which we repaid in full in April 2011. Based on our current liquidity position, we do not expect to require funding from DryShips over the next 12 months. As we are no longer a wholly owned subsidiary of DryShips, even if it is able to do so, DryShips may be unwilling to provide continued funding or credit support for our capital expenditure requirements or only provide such funding in return for market rate repayment and interest rates or issuances of equity securities, which could be significantly dilutive to other shareholders.

Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the drilling market deteriorate, or should we experience poor results in our operations, cash flow from operations may be reduced. As of December 31, 2015, assuming the drilling or financing markets do not deteriorate, we believe that our current cash balances and operating cash flow, together with the proceeds of any debt or equity issuances in the future, will be sufficient to meet our liquidity needs for the next 12 months, including minimum cash requirements under our secured credit facilities, under which $70.9 million is due in 2016 and our newbuilding contracts, under which an aggregate of approximately $260.3 million is due in 2016. Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.

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

In addition, our secured credit facilities, which are secured by mortgages on our operating drilling units, require us and certain of our subsidiaries to maintain specified financial ratios and satisfy certain financial covenants, including the requirement that that the market value of the mortgaged drilling units under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a value maintenance clause. In general, these financial covenants relate to the maintenance of (i) minimum amount of free cash; (ii) leverage ratio not to exceed specified levels; (iii) minimum interest coverage ratio; (iv) minimum current ratio (the ratio of current assets to current liabilities); and (v) minimum equity ratio (the ratio of value adjusted equity to value adjusted total assets). Any future credit agreement or amendment or debt instrument we enter into may contain similar or more restrictive covenants.

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

As of December 31, 2015, we were in compliance with all covenants related to our debt agreements. Please refer to the discussion on Long-term Debt as detailed in Note 8 of our audited consolidated financial statements.

If our indebtedness is accelerated pursuant to the cross-default or cross-acceleration provisions contained therein, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our drilling units if any of our lenders or the trustee and collateral agent under the indenture governing our Senior Secured Notes move to foreclose their liens on the collateral securing the agreements. We expect that cash on hand and cash generated from operations would be sufficient to cover the scheduled payments of our facilities that have cross-default provisions, which amounted to approximately $4.2 billion in the aggregate, excluding our 7.25% senior unsecured notes, as of December 31, 2015. However, in the event we do not have sufficient cash on hand and cash generated from operations to repay our indebtedness that has cross-default provisions, if that debt were to be accelerated by our lenders or the trustee or noteholder collateral agent, we would have to seek to access the capital markets to fund the mandatory payments and we cannot guarantee that such financing will be available on attractive terms or at all.

Our Debt Agreements

Existing Debt Agreements

6.50% senior secured notes due 2017

On September 20, 2012, Drill Rigs Holdings, our wholly-owned subsidiary, or the Issuer, completed the issuance of $800 million aggregate principal amount of Senior Secured Notes pursuant to an indenture in the 2012 Secured Bond Offering. The Senior Secured Notes and are fully and unconditionally guaranteed, on a senior secured basis, by us and certain existing and future subsidiaries of the Issuer, or the Subsidiary Guarantors, including subsidiaries of the Issuer that holds or will hold the Leiv Eiriksson or the Eirik Raude, or certain assets related to such drilling units, or that is or becomes party to a drilling contract in respect of either the Leiv Eiriksson or the Eirik Raude.

The Senior Secured Notes are secured, on a first priority basis, by a security interest in the Leiv Eiriksson and the Eirik Raude and certain other assets of the Issuer and Subsidiary Guarantors, assignments of all earnings and insurance proceeds related to the two drilling units, and by a pledge of the stock of the Issuer and the Subsidiary Guarantors.

The Senior Secured Notes mature on October 1, 2017, and bear interest from the date of their issuance at the rate of 6.50% per annum. Interest on outstanding Senior Secured Notes is payable semi-annually in arrears, commencing on April 1, 2013. The net proceeds, after fees and expenses, of the 2012 Secured Bond Offering of approximately $782.0 million were used to fully repay outstanding indebtedness under our $1.04 billion senior secured credit facility described below under "—Repaid Debt Agreements—$1.04 billion secured credit facility," amounting to $487.5 million as of June 30, 2012, and for the purposes of financing offshore drilling units, and to pay all fees and expenses associated therewith.

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

During the year ended December 31, 2015, a Company's wholly owned subsidiary has purchased in the open market an aggregate principal amount of $192.3 million of these notes. As of December 31, 2015, the outstanding balance of $607.7 million is net of the notes repurchased in the open market.

$1.9 billion Term Loan B Facilities, dated July 12, 2013

On July 12, 2013,  we, through our wholly-owned subsidiaries, Drillships Financing Holding Inc. ("DFHI") and Drillships Projects Inc., entered into a $1.8 billion senior secured term loan facility, comprised of tranche B-1 term loans in an aggregate principal amount equal to $975.0 million ("Tranche B-1 Term Loans") and tranche B-2 term loans in an aggregate principal amount equal to $825.0 million ("Tranche B-2 Term Loans" and, together with the Tranche B-1 Term Loans, the "Term Loans"), with respective maturity dates in the first quarter of 2021, subject to adjustment to the third quarter of 2020 in certain circumstances and the third quarter of 2016. The Term Loans are initially guaranteed by Ocean Rig and certain existing and future subsidiaries of DFHI and are secured by certain assets of, and by a pledge of the stock of, DFHI and the subsidiary guarantors. The net proceeds of the Term Loans were used by Ocean Rig to repay in full amounts outstanding under Ocean Rig's $800.0 million secured term loan agreement and the two $495.0 million senior secured credit facilities, amounting to $1,519.2 million in aggregate. The unamortized balance of deferred finance fees associated with the repaid loans, amounting to approximately $23.3 million was written off upon the extinguishment of the related debt in July 2013. In addition, restricted cash of $131.6 million associated with the respective loans has been released upon the repayment. On July 26, 2013, we through our wholly-owned subsidiaries DFHI and Drillships Projects Inc entered into an incremental amendment to the $1.8 billion senior term loan for additional tranche B-1 term loans in a principal amount of $100.0 million.

On February 7, 2014, we refinanced our existing short-term Tranche B-2 Term Loans with a fungible add-on to its existing long-term Tranche B-1 Term Loans.  As a result of this refinancing, the total $1.9 billion of Tranche B-1 Term Loans will mature no earlier than the third quarter of 2020.

As of December 31, 2014, we had outstanding borrowings amounting to $1,876.3 million under this facility. As of December 31, 2015, we had outstanding borrowings amounting to $1,857.3 million under this facility.

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

As of December 31, 2014, we had outstanding borrowings amounting to $1,296.8 million under this facility. As of December 31, 2015, we had outstanding borrowings amounting to $1,283.8 million under this facility.

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

During the year ended December 31, 2015, a Company's wholly owned subsidiary has purchased in the open market an aggregate principal amount of $270.6 million of these note. As of December 31, 2015, the outstanding balance of $229.4 million is net of the notes repurchased in the open market.

$462 million Senior Secured Credit Facility

On February 13, 2015, the Company's wholly owned subsidiary, Drillship Alonissos Owners Inc., entered into a secured term loan facility agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, for up to $475.0 million to partially finance the construction costs of the Ocean Rig Apollo. This facility has a 5 year term and bears interest at LIBOR plus a margin. On March 3, 2015, the Company drew down an amount of $462.0 million under this facility and pledged restricted cash of $10.0 million associated with the respective loan. On February 11, 2016, the charterer of the Ocean Rig Apollo sent a notice of termination of the drilling contract. Under the terms of the $462 million Senior Secured Credit Facility, the Company has 90 days from the date of termination of the contract to enter into a new Satisfactory Drilling Contract (as defined in the loan agreement). If such Satisfactory Drilling Contract is not entered into by the Company, then the Company must make a prepayment within 180 days from the date of termination of the contract.

As of December 31, 2015, we had outstanding borrowings amounting to $432.8 million under this facility.

Cash Flows

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our cash and cash equivalents increased to $734.7 million as of December 31, 2015, compared to $528.9 million as of December 31, 2014, primarily due to cash provided by financing and operating activities, proceeds from long-term debt, partly offset by cash used in investing activities. Our working capital surplus was $836.6 million as of December 31, 2015, compared to a $ 560.5 million working capital surplus as of December 31, 2014.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $593.0 million for the year ended December 31, 2015. In determining net cash provided by operating activities for the year ended December 31, 2015, net income was adjusted for the effects of certain non-cash items, including $362.6 million of depreciation and amortization, $415.0 million of impairment, $24.0 million of amortization of deferred financing costs and $114.6 million allowance for doubtful receivables, partly offset by the gain from the repurchase of senior notes amounting to $189.2 million. Moreover, for the year ended December 31, 2015, net income was also adjusted for the effects of non-cash items, such as the gain in the change in fair value of derivatives of $8.2 million. Net cash provided by operating activities was $469.8 million for the year ended December 31, 2014.

Net Cash Used in Investing Activities

Net cash used in investing activities was $643.7 million for the year ended December 31, 2015, compared to $815.0 million for the year ended December 31, 2014. We made expenditures related to drilling units under construction, operating drilling units, machinery, equipment and other improvements net of sale of fixed assets, of approximately $633.5 million for the year ended December 31, 2015, compared to $749.0 million for shipyard payments and project capital expenditures for the year ended December 31, 2014. The increase in restricted cash was $10.2 million during the year ended December 31, 2015, compared to a decrease of $51.0 million in the corresponding year ended December 31, 2014.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $263.3 million for the year ended December 31, 2015. Net cash consisted of proceeds from long term debt amounting to $462.0 million and net proceeds from common stock issuance, amounting to $192.7 million, partly offset by repayments of credit facilities amounting to $61.2 million, payments for senior notes repurchase amounting to $273.7 million, payments of financing fees amounting to $6.3 million and payments of dividends amounting to $50.3 million. This compares to net cash provided by financing activities of $268.6 million for the year ended December 31, 2014, consisting of repayments of credit facilities amounting to $1,862.3 million, payments of financing fees amounting to $43.5 million and payments of dividends amounting to $75.2 that were partly offset by proceeds from long term debt amounting to $2,250.0 million.

Effect on exchange rate changes on cash

Effect on exchange rate changes on cash was $6.8 million, loss for the year ended December 31, 2015 compared to no effect in the corresponding year ended 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our cash and cash equivalents decreased to $528.9 million as of December 31, 2014, compared to $605.5 million as of December 31, 2013, primarily due to cash used in investing activities partly offset by cash provided by financing and operating activities. Our working capital surplus was $560.5 million as of December 31, 2014, compared to a $ 466.1 million working capital surplus as of December 31, 2013.

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

Net Cash Used in Investing Activities

Net cash used in investing activities was $815.0 million for the year ended December 31, 2014, compared to $1,144.2 million for the year ended December 31, 2013. We made expenditures related to drilling units under construction, operating drilling units, machinery, equipment and other improvements of approximately $749.0 million for the year ended December 31, 2014, compared to $1,283.4 million for shipyard payments and project capital expenditures for the year ended December 31, 2013. The decrease in restricted cash was $51.0 million during the year ended December 31, 2014, compared to a decrease of $139.1 million in the corresponding period of 2013.

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

 Swap Agreements

As of December 31, 2015, we had seven interest rate swap and cap and floor agreements outstanding, with a notional amount of $1.6 billion, maturing from April 2016 through November 2017. These agreements were entered into in order to economically hedge our exposure to interest rate fluctuations with respect to our borrowings. As of December 31, 2015, the aggregate fair value the above agreements was a net liability of $8.2 million. This fair value equates to the amount that would be paid by us if the agreements were cancelled at the reporting date, taking into account current interest rates and our creditworthiness.

As of December 31, 2014, we had seven interest rate swap and cap and floor agreements outstanding, with a notional amount of $1.8 billion, maturing from April 2016 through November 2017. These agreements were entered into in order to economically hedge our exposure to interest rate fluctuations with respect to our borrowings. As of December 31, 2014, the aggregate fair value the above agreements was a net liability of $16.4 million. This fair value equates to the amount that would be paid by us if the agreements were cancelled at the reporting date, taking into account current interest rates and our creditworthiness.

As of December 31, 2013, we had nine interest rate swap and cap and floor agreements outstanding, with a notional amount of $2.1 billion, maturing from September 2014 through November 2017. These agreements were entered into in order to economically hedge our exposure to interest rate fluctuations with respect to our borrowings. As of December 31, 2013, the aggregate fair value the above agreements was a net liability of $32.3 million. This fair value equates to the amount that would be paid by us if the agreements were cancelled at the reporting date, taking into account current interest rates and our creditworthiness.

See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Currency Forward Sale Exchange Contracts

As of December 31, 2015, 2014, and 2013, we had no outstanding currency forward sale exchange contracts.

See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Supplemental Information

Drill Rigs Holdings Inc. and its Operating Subsidiaries

Drill Rigs Holdings, the issuer of our Senior Secured Notes, or the Issuer, is a corporation incorporated under the laws of the Republic of the Marshall Islands on October 10, 2008. The Issuer is a wholly owned subsidiary of the Company. Ocean Rig 1 Inc. and Ocean Rig 2 Inc., corporations incorporated under the laws of the Marshall Islands on October 10, 2008, and wholly owned subsidiaries of the Issuer, each separately own and operate our modern, fifth generation harsh weather ultra-deepwater semi-submersible offshore drilling units, the Leiv Eiriksson and the Eirik Raude, respectively.  The Senior Secured Notes are secured by, among other things, first priority mortgages on the Leiv Eiriksson and the Eirik Raude. Ocean Rig 1 Inc. and Ocean Rig 2 Inc., along with other existing and future subsidiaries of the Issuer that hold or will hold the Leiv Eiriksson or the Eirik Raude, or certain assets related to such drilling units, or that are or become a party to a drilling contract for the employment of the Leiv Eiriksson or the Eirik Raude, or collectively, the Issuer Subsidiary Guarantors, and Ocean Rig UDW Inc. are guarantors of our Senior Secured Notes. The address for the Issuer and Issuer Subsidiary Guarantors' principal place of business is c/o Ocean Rig UDW Inc., 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia.

The following is additional information about the Issuer and Issuer Subsidiary Guarantors, all of which are wholly owned subsidiaries of the Issuer, as of December 31, 2015.

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

	Year Ended December 31
(U.S. Dollars in thousands)	2014	2015
Total revenue	427,703	407,830
EBITDA(1)	231,709	(176,991)
Total assets	1,254,454	742,778
Total debt, net of financing fees	(788,224)	(794,103)
Shareholders' equity	(384,938)	95,897)
Total cash and cash equivalents	23,635	43,339
Capital expenditures (2)	(13,674)	(13,392)

(1)	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP or other U.S. GAAP measures, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations. EBITDA is also used by various of our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(2)	Capital expenditures represent fixed assets improvements.

EBITDA reconciliation

EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by US GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drill Rigs Holdings measures its operations. EBITDA is also presented herein because Drill Rigs Holdings believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

	Year Ended December 31
(U.S. Dollars in thousands)	2014	2015
EBITDA reconciliation
Net income	114,058	(336,823)
Interest and finance costs	89,031	58,634
Interest income	(51,652)	(18)
Depreciation	77,158	85,345
Income taxes	3,114	15,871

EBITDA	231,709	(176,991)

Additional Unaudited Financial Information

The below information was prepared by us for use in connection with certain reporting requirements set forth under the indenture governing the Senior Secured Notes.

For the fiscal year ended December 31, 2015, EBITDA of Ocean Rig UDW Inc. and its consolidated subsidiaries, or the Group, attributable to the Issuer, the Issuer Subsidiary Guarantors and the subsidiaries of Ocean Rig UDW Inc. that are not guarantors of the Senior Secured Notes, or the Non-guarantors, was $-18.5 million (or -2.3%), $-158.5 million (or -19.5%) and $989.9 million (or 121.8%), respectively.

As of December 31, 2015, the net assets of the Group attributable to the Issuer, the Issuer Subsidiary Guarantors and the Non-guarantors were $ -807.1 million (or -24.6%,) $ 707.9 million (or 21.6%) and $3.374.0 million (or 103.0%), respectively.

For the fiscal year ended December 31, 2015, EBITDA of the Group attributable to our Issuer Subsidiary Guarantors, Ocean Rig 1 Inc., the owner of the Leiv Eiriksson, and Ocean Rig 2 Inc., the owner of the Eirik Raude, accounted for $-87.9 million (or -10.8%) and $-70.6 million (or -8.7%), respectively; and the net assets of the Group attributable to them as of that date were $368.7 million (or 11.3%) and $339.1 million (or 10.4%), respectively.

	For the Year Ended December 31, 2015
(U.S. Dollars in thousands)	Issuer	Issuer Subs Guarantor	Non-guarantors	Ocean Rig 2 Inc./ Eirik Raude	Ocean Rig 1 Inc./ Leiv Eiriksson
EBITDA reconciliation
Net income/(loss)	(51,399)	(233,700)	365,114	(100,383)	(133,317)
Depreciation	109	83,791	278,686	37,123	46,669
Interest and finance costs	32,812	(24,458)	271,994	(25,116)	657
Interest income		(18)	(9,793)	-	(18)
Income Taxes		15,871	83,945	493	15,378

EBITDA(1)	(18,478)	(158,514)	989,946	(87,883)	(70,631)

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

Ocean Rig UDW Inc. and its Operating Subsidiaries

Adjustments to the calculation of Consolidated Net Income under the 7.25% Senior Unsecured Notes.

During the year ended December 31, 2015, we estimate that we will not exceed $21.3 million of adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the drilling units of Ocean Rig.

Drillships Financing Holdings Inc. and its Operating Subsidiaries

Adjustments to the calculation of Consolidated Net Income under the $1.9 billion Term Loan B Facility.

During the year ended December 31, 2015, we estimate that we will not exceed $21.3 million of adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the drilling units of Drillships Financing Holdings Inc.

Selected Historical Consolidated Financial Information and Other Data

The following table sets forth certain financial and other data of Drillships Financing Holdings Inc., our wholly-owned subsidiary and the issuer of $1.9 billion Term Loan B Facility (the "Term Loan B") and each of  its subsidiaries, that is a guarantor of  the Term Loan B (collectively "Drillships Financing Holdings Inc."), at the dates and for the periods indicated, which are derived from the unaudited financial statements of Drillships Financing Holdings on a consolidated basis and were prepared by us for use in connection with certain reporting requirements set forth in the indenture governing the $1.9 billion Term Loan B Facility.

	Year Ended December 31
(U.S. Dollars in thousands)	2014	2015
Total revenue	655,207	533,182
EBITDA(1)	353,917	366,351
Total assets	3,162,233	3,184,134
Total debt, net of financing fees	(1,825,671)	(1,804,272)
Shareholders' equity	(1,233,765)	(1,265,391)
Total cash and cash equivalents	24,554	155,945
Capital expenditures (2)	(15,171)	(34,507)

(1)	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP or other U.S. GAAP measures, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations. EBITDA is also used by various of our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(2)	Capital expenditures represent fixed assets improvements.

EBITDA reconciliation

EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drillships Financing Holdings measures its operations. EBITDA is also presented herein because Drillships Financing Holdings believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

	Year Ended December 31
(U.S. Dollars in thousands)	2014	2015
EBITDA reconciliation
Net income	109,221	67,704
Net interest expense	62,321	127,408
Depreciation	158,512	152,212
Income taxes	23,863	19,027

EBITDA	353,917	366,351

Drillships Ocean Ventures Inc. and its Operating Subsidiaries

Adjustments to the calculation of Consolidated Net Income under the $1.3 billion Senior Secured Term Loan B Facility.

During the year ended December 31, 2015, we estimate that we will not exceed $21.3 million of adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the drilling units of Drillships Ocean Ventures Inc.

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

	Year Ended December 31
(U.S. Dollars in thousands)	2014	2015
Total revenue	552,205	500,355
EBITDA(1)	338,678	348,460
Total assets	2,335,554	2,257,523
Total debt, net of financing fees	(1,266,342)	(1,248,747)
Shareholders' equity	(896,357)	(866,879)
Total cash and cash equivalents	21,950	4,226
Capital expenditures (2)	(389,532)	(22,775)

(1)	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP or other U.S. GAAP measures, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations. EBITDA is also used by various of our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(2)	Capital expenditures represent fixed assets improvements, payments made to yard for the drilling units under construction and related construction expenses.

EBITDA reconciliation

EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drillships Ocean Ventures measures its operations. EBITDA is also presented herein because Drillships Ocean Ventures believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

	Year Ended December 31
(U.S. Dollars in thousands)	2014	2015
EBITDA reconciliation
Net income	81,237	151,861
Net interest expense	152,279	76,222
Depreciation	87,577	97,714
Income taxes	17,585	22,663

EBITDA	338,678	348,460

Ocean Rig Investments Inc.

Selected Historical Consolidated Financial Information and Other Data

The following table sets forth certain financial and other data of Ocean Rig Investments Inc., our wholly owned subsidiary, which is designated as an unrestricted subsidiary under our loan agreements.

	Year Ended December 31
(U.S. Dollars in thousands)	2014	2015
EBITDA(1)	-	(1)
Total assets	-	180,013
Shareholders' equity	-	(180,012)
Total cash and cash equivalents	-	180,010

(1)	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP or other U.S. GAAP measures, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations. EBITDA is also used by various of our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

EBITDA reconciliation

EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drillships Financing Holdings measures its operations. EBITDA is also presented herein because Drillships Financing Holdings believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

	Year Ended December 31
(U.S. Dollars in thousands)	2014	2015
EBITDA reconciliation
Net income	-	2
Net interest expense	-	(3)

EBITDA	-	(1)

C.           Research and Development, Patents and Licenses, etc.

Not applicable.

D.          Trend Information

In recent years, the international drilling market has seen an increasing trend towards deep and ultra-deepwater oil and gas exploration. As shallow water resources mature, deep and ultra-deepwater regions are expected to play an increasing role in offshore oil and gas exploration and production. According to industry sources, the industry-wide global ultra-deepwater market has seen rapid development over the last six years, with dayrates increasing from approximately $180,000 in 2004 to above $600,000 in 2008. These utilization rates, which are the ratio of contracted days to drilling unit calendar days, are in line with the our fleet's utilization rates, which were 100.0%,  99.1 % and 92.2 % for the years ended December 31, 2013, 2014 and 2015, respectively.

According to industry sources, the in-service fleet as of  February 2016 totaled 165 units, and is expected to grow to 221 units upon the scheduled delivery of the current newbuild orderbook by the end of 2020. Historically, an increase in supply has caused a decline in utilization and dayrates until drilling units are absorbed into the market. Accordingly, dayrates have been very cyclical. We believe that the largest undiscovered offshore reserves are mostly located in ultra-deepwater fields and primarily located in the "golden triangle" between West Africa, Brazil and the Gulf of Mexico, as well as in East Africa, Australia and Southeast Asia. The location of these large offshore reserves has resulted in more than 90% of the floating drilling unit, or floater, orderbook being represented by ultra-deepwater units. Furthermore, due to increased focus on technically challenging operations and the inherent risk of developing offshore fields in ultra-deepwater, particularly in light of the Deepwater Horizon accident in the Gulf of Mexico, in which we were not involved, oil companies have already begun to show a preference for modern units more capable of drilling in these challenging environments.

Historically, operating results in the offshore contract drilling industry have been cyclical and directly related to the demand for and the available supply of drilling units. Throughout 2014, there was generally a balanced supply-demand situation which led to high utilization for the industry. Currently, we note certain unfavorable trends which we believe may have a material effect on our future results of operations, liquidity or capital resources, or which may cause our reported financial information not to be necessarily indicative of our future operating results of financial position.

The offshore drilling market is currently challenged by both the pace of drilling unit supply additions as well as a reduction in their demand. On the demand side, oil companies are reducing capital expenditure amidst the significant decline in oil prices which has curtailed drilling budgets. New tendering activity remains subdued as oil companies set their budgets at lower levels than seen in recent years. Drilling unit owners, such as ourselves, are bidding for available work extremely aggressively which will likely drive rates lower. On the supply side, based on industry sources, the worldwide fleet of ultra-deepwater drilling units as of February 2016 will increase from 165 units to 221 by the end of 2020. This is due to over-ordering at shipyards during the boom periods. Based on this overcapacity, significant delays and cancellations of newbuild projects can be expected. Furthermore, owners will be forced to makes decisions regarding cold stacking and scrapping of older units.

For more information on risks to our business and our industry, please read "Risk Factors."

E.           Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.           Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2015:

Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(U.S. Dollars in thousands)
Drilling units under construction (1)	1,563,416	260,279	839,137	464,000	-
Loan payments (2)	4,410,974	70,905	749,552	2,371,767	1,218,750
Interest payments (3)	1,102,500	202,516	429,154	370,450	100,380

Total	7,076,890	533,700	2,017,843	3,206,217	1,319,130
_________________

(1)	The figure includes contracted purchase obligations only.
(2)	Includes $229.4 million in aggregate principal amount of 7.25% senior unsecured notes and $607.7 million in aggregate principal amount of 6.5% senior secured notes.
(3)	Based on interest rates ranging from 2.4% to 7.25%, including part of interest rate swap payments for the floating rates (LIBOR).

Recent Accounting Pronouncements:

Inventories: In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company believes that the implementation of this update will not have any material impact on its consolidated financial statements and has not elected the early adoption.

Consolidation: In February 2015, the FASB issued ASU No. 2015-02 Consolidation (Topic 810), Amendments to the Consolidation Analysis. The guidance eliminates the deferral of FAS 167, which has allowed entities with interests in certain investment funds to follow the previous consolidation guidance in FIN 46(R), and makes other changes to both the variable interest model and the voting model. While the guidance is aimed at asset managers, it will affect all reporting entities that have variable interests in other legal entities (e.g., limited partnerships, similar entities and certain corporations). In some cases, consolidation conclusions will change. In other cases, reporting entities will need to provide additional disclosures about entities that currently aren't considered variable interest entities (VIEs) but will be considered VIEs under the new guidance provided they have a variable interest in those VIEs. The guidance is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. A reporting entity must apply the amendments using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the period of adoption or apply the amendments retrospectively. The Company is currently evaluating the impact, if any, of the adoption of this new standard.

Revenue from Contracts with Customers: On May 28, 2014, the FASB issued ASU No. 2014-09 as amended by ASU 2015-14 which was issued on August 12, 2015, Revenue from Contracts with Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those aperiods) beginning after December 15, 2016. The Company is currently evaluating the impact, if any, of the adoption of this new standard.

Leases: In February 2016, the FASB issued ASU No. 2016-02, which improves transparency and comparability among companies by requiring lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. The new lease standard does not substantially change lessor accounting. It also requires additional disclosures about leasing arrangements. For public companies, the new standard is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company believes that the implementation of this update will not have any material impact on its consolidated financial statements and has not elected the early adoption.

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

Directors and executive officers of Ocean Rig UDW Inc.(1)
Name	Age	Position
George Economou	63	Chairman of the Board, President, Chief Executive Officer and Class A Director
Chrysoula Kandylidis	62	Class C Director
Vassilis Karamitsanis	40	Class B Director
Anthony Kandylidis	39	Executive Vice President
George Kokkodis	54	Class C Director
John Liveris	64	Class B Director
Niki Fotiou	46	Senior Vice President of Finance and Accounting
Ioannis Cleanthous	66	Secretary

The business address of each of our directors and executive officers is 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus.

Biographical information with respect to the above individuals is set forth below.

George Economou was appointed as our President and Chief Executive Officer on September 2, 2010, and Chairman and director in December 2010. Mr. Economou has over 25 years of experience in the maritime industry. He has served as Chairman, President and Chief Executive Officer of DryShips Inc. since January 2005. He successfully took DryShips public in February 2005, on NASDAQ under the trading symbol "DRYS". Mr. Economou has overseen the growth of DryShips into one of the largest US-listed dry bulk companies in fleet size and revenue and one of the largest Panamax owners in the world. Mr. Economou has also served as a director of Danaos Corporation. Mr. Economou began his career in 1976 when he commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1981-1986 he held the position of General Manager of Oceania Maritime Agency in New York. Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum, and Lloyds Register Hellenic Advisory Committee. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Chryssoula Kandylidis was appointed to our board of directors on December 3, 2015. Mrs. Kandylidis has also served as an advisor to the Minister of Transport and Communications in Greece for matters concerning people with special abilities for the past three years on a voluntary basis. Mrs. Kandylidis graduated from Pierce College in Athens, Greece and from the Institut Francais d' Athenes. She also holds a degree in Economics from the University of Geneva. Mrs. Kandylidis has served in the board of Directors of Dryships Inc. from 2008 until 2015. Mrs. Kandylidis is the sister of George Economou, our Chief Executive Officer.

Vassilis Karamitsanis was appointed to our board of directors on December 3, 2015. Vassilis Karamitsanis is an attorney and head of BKK Karamitsanis Law Office. From 2009 to 2015 has been a member of the Board of Directors of Dryships Inc. From 2012 to 2014 he acted as counsel to the Greek Minister of Development. From 2007 to 2009, Mr. Karamitsanis was the head of the legal department at Karouzos Construction & Development Group. Mr. Karamitsanis has also previously served as a legal advisor to Dimand Real Estate Development and LPSA Consultants S.A. and has served as a special advisor to the Hellenic Ministry of Health & Welfare. He is a member of the Athens Bar Association and practices real estate, corporate, domestic and international contracting, telecommunications, and energy law. Mr. Karamitsanis graduated from Athens College Lyceum and received his law degree from Aristotle University of Thessaloniki. He also holds a postgraduate degree in Economic Analysis of Law from Erasmus University of Rotterdam and a postgraduate degree in Economic Analysis of Institutions from University Aix-Marseille III, Aix-en-Provence.

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

George Kokkodis has served as a director of the Company since September 2015.  Prior to serving as a director and from 2009 to January 2015, Mr. Kokkodis has been an Independent Business Introducer and Independent Client Advisor of financial investments at BNP Paribas (Suisse) SA, where he was a Senior Private Banker from 2003 to 2009 and the Head of the Greek Private Banking Desk at BNP Paribas London from 1999 to 2003. From 1998 to 1999, Mr. Kokkodis was Vice President of Private Banking at Merrill Lynch International Bank, London UK and, from 1996 to 1998 held the same position at Merrill Lynch Bank Suisse S.A. Prior to that, he was Vice President of Private Banking at Bankers Trust International PLC, London UK from 1993 to 1996. Mr. Kokkodis holds a Bachelor of Science in Aeronautical Engineering from the Imperial College of Science and Technology and a Master of Science in Aeronautical Engineering from the University of Glasgow. Mr. Kokkodis was a member of the board of directors of MIG Real Estate from April 2011 to September 2015.

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

Niki Fotiou was appointed as the Company's Senior Vice President of Finance and Accounting on December 3, 2015 and has over 20 years of finance and accounting experience and 9 years with Dryships Inc. as SVP Accounting and Reporting and has been involved with Ocean Rig since 2008. Prior to her time with Dryships, she was employed at Deloitte and PWC. Niki is a graduate of the University of Cape Town and is a fellow of the Association of Certified Chartered Accountants and a member of the Certified Internal Auditors. From July 2006 to December 2009, Ms. Fotiou served as the Group Controller of Cardiff Marine Inc. For the period from 1993 to 2006, Ms. Fotiou worked for Deloitte and for Hyatt International Trade and Tourism Hellas.

Ioannis Cleanthous was appointed as the Company's Secretary in December 2010 and has over 40 years of legal experience.  Mr. Cleanthous is a legal executive in the corporate section of Savvas D. Georghiades, Law Office since 1976. From 1971 to 1976, he served as a civil servant at the Office of the Registrar of Companies of Cyprus.

B.           Compensation

The aggregate compensation paid by us to the members of our senior management was $3.7 for the year ended December 31, 2015. The aggregate compensation paid by us to the members of our senior management was $18.4 million for the year ended December 31, 2014.  The aggregate compensation paid by us to the members of our senior management was $10.5 million for the year ended December 31, 2013.  Our non-employee directors are each entitled to receive annual directors' fees of $30,000, such amount to be pro-rated for any portion of a full calendar year that a non-employee director is a member of our board of directors, plus reimbursement for actual expenses incurred while acting in their capacity as director. In addition, the chairmen of the committees of our board of directors receive annual fees of $10,000, such amount to be pro-rated for any portion of the full calendar year that the director is chairman of the committee, plus reimbursement for actual expenses incurred while acting in their capacity as chairman. We do not maintain a medical, dental, or retirement plan for our directors. Members of our senior management who also serve as directors do not receive additional compensation for their services as directors.

Our board of directors has adopted an equity incentive plan, pursuant to which officers, directors and employees of the Company, our subsidiaries and our affiliates and consultants and service providers to the Company, our subsidiaries and our affiliates are eligible to receive awards under the plan. See "—E. Share Ownership—2012 Equity Incentive Plan" below.

C.           Board Practices

Our board of directors consists of the five directors named above. Each director elected holds office for a three-year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The term of office of each director is as follows: our Class A director, Mr. George Economou, serves for a term expiring at the 2017 annual general meeting of shareholders, our two Class B directors, Messrs. John Liveris and Vassilis Karamitsanis, serve for a term expiring at the 2018 annual meeting of shareholders and our two Class C directors, Mr. George Kokkodis and Ms. Chrysoula Kandylidis, serve for a term expiring at the 2016 annual meeting of shareholders.

There are no service contracts between us or any of our subsidiaries and any of our directors providing for benefits upon termination of their employment or service.

Our board of directors has determined three of our directors to be independent under Rule 10A-3 of the Exchange Act and the rules of the NASDAQ Stock Market: Messrs. Kokkodis and Karamitsanis. Under the NASDAQ corporate governance rules, a director is not considered independent unless our board of directors affirmatively determines that the director has no direct or indirect material relationship with us or our affiliates that could reasonably be expected to interfere with the exercise of such director's independent judgment. In making this determination, our board of directors broadly considers all facts and circumstances it deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.

We have established an audit committee, a compensation committee and a nominating and corporate governance committee, in each case comprised of independent directors.

Our audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal accounting controls. Messrs. Kokkodis and Karamitsanis serve as members of the audit committee. Mr. Liveris serves as Chairman of the audit committee. The board of directors has determined that Mr. Liveris qualifies as an "audit committee financial expert" as defined in Item 407 of Regulation S-K promulgated by the SEC and Form 20-F.

Our compensation committee is responsible for establishing directors and executive officers' compensation and benefits and reviewing and making recommendations to the board of directors regarding our compensation policies. Messrs. Kokkodis and Karamitsanis serve as members of the compensation committee. Mr. Liveris serves as Chairman of the compensation committee.

Our nominating and corporate governance committee is responsible for recommending to the board of directors nominees for director and directors for appointment to committees of the board of directors and advising the board of directors with regard to corporate governance practices. Shareholders may also nominate directors in accordance with procedures set forth in our second amended and restated bylaws. Messrs. Liveris and Kokkodis serve as members of the nominating and corporate governance committee. Mr. Karamitsanis serves as Chairman of the nominating and corporate governance committee.

D.           Employees

As of December 31, 2015, 2014, and 2013, the total number of employees employed by Ocean Rig UDW and its subsidiaries was approximately 2,274, 2,320, and 1,742, respectively.

We did not experience any material work stoppages due to labor disagreements during 2015, 2014, and 2013.

Consultancy Agreements

Effective January 1, 2013, we entered through one of our wholly owned subsidiary into a consultancy agreement with Azara Services S.A. ("Azara"), a Marshall Islands entity beneficially owned by our Chief Executive Officer, Mr. George Economou, for the  provision of the services of our Chief Executive Officer. The agreement has an initial term of five years and may be renewed or extended with the consent of both parties. Under the terms of the agreement, we are obligated to pay an annual remuneration to Azara.  Azara is also entitled to cash or equity-based bonuses to be awarded at our sole discretion. We may terminate the agreement for cause, as defined in the agreement, in which case Azara will not be entitled to further payments of any kind. Upon termination of the agreement by us without cause, or in the event the agreement is terminated within three months of a change of control, as defined in the agreement, we will be obligated to pay a lump sum amount. Azara may terminate the agreement without cause upon three months written notice. In addition, Azara may terminate the agreement for good reason and in such event, we will be obligated to pay a lump sum amount.

Effective June 1, 2012, we entered through one of our wholly owned subsidiary into a consultancy agreement with Basset Holdings Inc., or Basset, a Marshall Islands entity beneficially owned by our Executive Vice President, Mr. Anthony Kandylidis, for the provision of the services of our Executive Vice President. The agreement has an initial term of five years and may be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, we are obligated to pay an annual remuneration to Basset. Basset is also entitled to cash or equity-based bonuses to be awarded at our sole discretion. We may terminate the agreement for cause, as defined in the agreement, in which case Basset will not be entitled to further payments of any kind. Upon termination of the agreement by us without cause, or in the event the agreement is terminated within three months of a change of control, as defined in the agreement, we will be obligated to pay a lump sum amount. Basset may terminate the agreement without cause upon three months written notice. In addition, Basset may terminate the agreement for good reason and in such event, we will be obligated to pay a lump sum amount.

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

On August 20, 2013, our Compensation Committee approved the grant of 150,000 shares of the Company's common stock to Azara, pursuant to a consultancy agreement with Azara effective January 1, 2013, relating to the services of Mr. George Economou as Chief Executive Officer of the Company. The shares vested over a period of two years, with 50,000 shares vesting on the grant date. The stock based compensation was recognized to expenses over the vesting period and based on the fair value of the Ocean Rig Shares on the grant date of $17.56 per share.

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

On April 29, 2015, our Compensation Committee approved the grant of 173,200 shares of non-vested common stock to Company's employees.  The shares vest over a period of three years.  The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Company's shares on the grant date of $7.24 per share.

On August 5, 2015, our Compensation Committee approved the grant of 13,502 shares of non-vested common stock to Company's employees. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Company's shares on the grant date of $3.19 per share.

As of December 31, 2015, 609,887 shares have vested, while 235,576 shares were forfeited due to employees' resignations.

Item 7.                   Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth the beneficial ownership of our common shares, as of March 30, 2016, held by:

●	each person or entity that we know beneficially owns 5% or more of our common stock;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of  March 30, 2016, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class(2)
Executive Officers and Directors:
George Economou(3)	7,421,860	5.4%
John Liveris	-	*
Anthony Kandylidis(4)	1,684,512	1.2%
Executive Officers and Directors as a Group	9,110,582	6.6%
5% Beneficial Owners:
DryShips Inc.(5)	56,079,533	40.4%
Adage Capital Partners L.P. (6)	8,507,457	6.1%

*  Less than 1.0% of our total outstanding common shares.

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus.

(2)	Based on 138,666,384 shares outstanding as of December 31, 2015.

(3)	George Economou, our Chairman, President and Chief Executive Officer, may be deemed to beneficially own 6,490,001 of these shares through Sphinx Investment Corp., a Marshall Islands corporation controlled by Mr. Economou. Mr. Economou may be deemed to beneficially own 600,000 of these shares through Azara Services S.A., a Marshall Islands corporation controlled by Mr. Economou. Mr. Economou may be deemed to beneficially own 79,525 of these shares through Elios Investments Inc., a wholly owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, or the Foundation, the beneficiaries of which are Mr. Economou and members of Mr. Economou's family. Mr. Economou may be deemed to beneficially own 145,128 of these shares through Entrepreneurial Spirit Holdings Inc., a Liberian corporation that is wholly owned by the Foundation. Mr. Economou may be deemed to beneficially own 105,357 of these shares through Fabiana Services S.A., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to own 1,849 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person.

(4)	Anthony Kandylidis, our Executive Vice President, may be deemed to beneficially own 1,570,226 of these shares through Steel Wheel Investments Limited, a Marshall Islands corporation controlled by Mr. Kandylidis. Mr. Kandylidis, , may be deemed to beneficially own 114,286 of these shares through Basset Holdings Inc., a Marshall Islands corporation controlled by Mr. Kandylidis.

(5)	DryShips is our former parent company and a reporting company under the Exchange Act. George Economou, our Chairman, President and Chief Executive Officer, is also the Chairman, President and Chief Executive Officer of DryShips. Information with respect to DryShips and Mr. Economou and their relations to us is discussed under "B.—Related Party Transactions." The business address of DryShips Inc. is 109 Kifisias Avenue and Sina Street, GR 15124 Amaroussion, Greece. As of March 30, 2016, DryShips pledged all of these shares as additional collateral under certain of its credit facilities.

(6)	This information is derived from Schedule 13G filed with the SEC on October 7, 2015.

The following transaction accounts for the significant changes in the percentage of beneficial ownership of our common shares held by our Chairman, President and Chief Executive Officer, Mr. George Economou:

On June 8, 2015, we successfully completed the offering of 28,571,428 shares of our common stock. As part of the offering, companies affiliated with our Chairman, President and Chief Executive Officer, Mr. Economou, purchased 1,428,571 shares of common stock in the offering at public offering price.

As of March 30, 2016, we had 53 shareholders of record, 38 of which were located in the United States and held an aggregate of 138,060,222 of our common shares, representing 99.6% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 138,058,953 shares of our common stock as of March 30, 2016. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners.

We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.           Related Party Transactions

All related party transactions are subject to the review and approval of the independent members of our board of directors.

Related Party Agreements

Effective January 1, 2013, Ocean Rig Management Inc., or Ocean Rig Management, our wholly-owned subsidiary, entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling") a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for our offshore drilling units. Under the Global Services Agreement, Cardiff Drilling, or its subcontractor, (i) provides consulting services related to the identification, sourcing, negotiation and arrangement of new employment for our offshore assets and subsidiaries; and (ii) identifies, sources, negotiates and arranges the sale or purchase of our offshore assets and subsidiaries. In consideration of such services, we will pay Cardiff Drilling a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. Costs from the Global Services Agreement are expensed in the consolidated statement of operations or capitalized as a component of "Advances for drilling units under construction and related costs" being a directly attributable cost to the construction, as applicable. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties. For the years ended December 31, 2013, 2014 and 2015, total charges from Cardiff under the Global Service Agreement amounted to $17.7 million, $21.3 million and $19.9 million, respectively.

Consultancy Agreement

Under the consultancy agreement effective from January 1, 2013, between Ocean Rig Management and Vivid Finance Limited ("Vivid"), a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, pursuant to which Vivid acts as a consultant on financing matters for Ocean Rig and its subsidiaries. Vivid provides financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments and, (iii) the raising of equity or debt in the capital markets. In consideration for these services, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties. On July 29, 2015, we amended the agreement with Vivid to expand the scope of the services provided under the agreement to cover certain cash management and cash investment services.  In consideration for these services, Vivid is entitled to a fee equal to 30% of any profits provided the profits are at least 10% of the invested amount. For the years ended December 31, 2013, 2014 and 2015 total charges from Vivid Finance under the consultancy agreement amounted to $16.6 million, $13.2 million and $1.4 million, respectively.

$120.0 million unsecured facility to DryShips

On November 18, 2014, we entered into a $120.0 million unsecured facility with our former parent company, DryShips. The loan from us to DryShips bore interest at a LIBOR plus margin rate and was due in May 2016. On June 4, 2015, we signed an amendment under the $120,000 Exchangeable Promissory Note to, among other things, partially exchange $40,000 of the loan for 4,444,444 of our shares owned by Dryships, amend the interest of the loan and pledged 20,555,556 shares of our stock, owned by Dryships. On August 13, 2015, we reached an agreement with DryShips and exchanged the remaining outstanding balance of $80,000 owed to us under the $120,000 Exchangeable Promissory Note, for 17,777,778 shares owned by DryShips. During the year ended December 31, 2015, we incurred interest income and amortization and write off of financing fees amounting to $8.8 million from DryShips under this loan agreement.

Employment Agreements

See "Item 6. Directors, Senior Management and Employees—D. Employees—Consultancy Agreements."

Registration Rights Agreement

On March 20, 2012, we entered into a registration rights agreement with DryShips, pursuant to which DryShips has the right, subject to certain restrictions, to require us to register under the Securities Act a total of 97,301,755 of our common shares that it owned as of the date of the agreement. On April 17, 2012, DryShips completed the sale of 11,500,000 of our common shares that were covered by the registration rights agreement. On February 14, 2013, DryShips Inc. completed the sale of an aggregate of 7,500,000 common shares of Ocean Rig UDW owned by DryShips Inc. in a public offering. During the year ended December 31, 2015, the Company exchanged the $120,000 Exchangeable Promissory Note for an aggregate amount of 22,222,222 of the Company's shares owned by Dryships.

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

We have obtained insurance coverage for our drilling units for the assessed market value of the drilling units. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable for include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company's loss of hire insurance coverage does not protect against loss of income from day one. It covers approximately one year for the loss of time but will be effective after 45 days' off-hire. During 2012, the Ocean Rig Corcovado incurred off-hire due to a failure in one of its engines which was a covered event under the loss of hire policy that resulted in $24.6 million being recognized as revenue during the year ended December 31, 2012. The amount of $24.6 million was reimbursed by the insurers to the Company in August 2012. During 2014, the Ocean Rig Corcovado incurred off-hire for the same event and as a result an additional amount of $20.2 million for the above-covered event was recognized as revenue during the year ended December 31, 2014 and was reimbursed during the same period. During 2014, the Ocean Rig Mylos incurred off-hire due to damage to the blow-out-preventer stack during testing, which was a covered event under the loss of hire policy that resulted in $39.6 million being recognized as revenue during the year ended December 31, 2014, from which an amount of $39.1 million was reimbursed during the year.

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

OCR Falklands Drilling Inc., a subsidiary of the Company, commenced arbitration proceedings against Premier Oil Plc. and Noble Energy Falklands Ltd. for terminating the contract on February 12, 2016 for the drilling unit Eirik Raude.

On March 7, 2016, two of the Company's subsidiaries commenced arbitration proceedings against Total E&P Angola for the termination of the contract with the drilling unit Ocean Rig Olympia.

Except for the matters discussed above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

Dividend Policy

Our long-term objective is to pay a regular dividend in support of our main objective to maximize shareholder returns. On May 20, 2014, we paid our first dividend, which was for the first quarter of 2014, of $0.19 per common share, to Shareholders of record as of May 20, 2014. On August 8, 2014, we paid a quarterly cash dividend with respect to the quarter ended June 30, 2014 of $0.19 per common share to shareholders of record as of August 1, 2014. On November 10, 2014, we paid a quarterly cash dividend with respect to the quarter ended September 30, 2014, of $0.19 per common share to shareholders of record as of October 31, 2014. On March 23, 2015, we paid a quarterly cash dividend with respect to the quarter ended December 31, 2014, of $0.19 per common share to shareholders of record as of March 10, 2015. On June 2, 2015, we paid a quarterly cash dividend with respect to the quarter ended March 31, 2015, of $0.19 per common share to shareholders of record as of May 22, 2015. On July 30, 2015, our Board of Directors decided to suspend company's quarterly dividend until market conditions improve.

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

During the years ended December 31, 2014 and 2015, we paid dividends of $75.2 million and $50.3 million, respectively, out of which $44.6 million and $29.8 million, respectively, were paid to DryShips by virtue of its shareholders.

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

	Low (NASDAQ)		High (NASDAQ)		Low(1) (OTC)	High(1) (OTC)
December 31, 2011	$11.96	(3)	$16.50	(3)	72.00	125.00
December 31, 2012	11.75		18.17		73.00	102.00
December 31, 2013	13.76		20.83		89.03	124.00
December 31, 2014	8.50		19.87		124.00	124.00
December 31, 2015	1.38		9.52		(4)	(4)

For the Quarter Ended
March 31, 2014	16.51		19.36		(4)	(4)
June 30, 2014	16.34		19.87		124.00	124.00
September 30, 2014	16.12		19.11		(4)	(4)
December 31, 2014	8.50		15.56		(4)	(4)
March 31, 2015	5.91		9.49		(4)	(4)
June 30, 2015	5.12		9.52		(4)	(4)
September 30, 2015	2.04		5.27		(4)	(4)
December 31, 2015	1.38		2.94		(4)	(4)

For the Month Ended
August 2015	2.56		4.00		(4)	(4)
September 2015	2.04		3.41		(4)	(4)
October 2015	1.82		2.94		(4)	(4)
November 2015	1.83		2.30		(4)	(4)
December 2015	1.38		1.97		(4)	(4)
January 2016	1.09		1.69		(4)	(4)
February 2016	0.71		1.13		(4)	(4)
March 2016 (through March 30, 2016)	0.76		1.48		(4)	(4)
_______________

(1)	As reported in Norwegian Kroner. As of March 30, 2016, the U.S. Dollar/Norwegian Kroner exchange rate was $1.00/NOK 8.35.

(2)	For the period from December 15, 2010, the date on which our common shares began trading on Norwegian OTC Market, until the end of the period.

(3)	For the period from October 6, 2011, the date on which our common shares began "regular way" trading on the NASDAQ Global Select Market, until the end of the period.

(4)	There were no trades during this period.

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

Information required by "Item 10. Additional Information—B. Memorandum and Articles of Association" of Form 20-F is hereby incorporated by reference to the section entitled "Description of Capital Stock" in our Registration Statement on Form F-4 (Registration Statement No. 333-210118), filed with the SEC on March 11, 2016, as amended. As of the date of this annual report, 160,888,606 common shares were issued, of which 138,666,384 common shares were outstanding and 22,222,222 common shares were held in our treasury.

Additionaly, we have filed a registration statement with the SEC relating to a possible redomiciliation of our Company from the Republic of the Marshall Islands.  Although the redomiciliation is not in effect as of the date of this annual report, some of your rights as a shareholder under Cayman Islands law and our constitutional documents which we will adopt if the redomiciliation goes into effect could differ materially from the rights you currently possess as a shareholder. See "Description of Our Common Stock—Comparison of the Republic of the Marshall Islands and Cayman Islands Corporate Law" and "The Redomiciliation" included in our registration statement on Form F-4, as amended, and originally filed with the SEC on March 11, 2016 and which are incorporated by reference herein where we describe material provisions under the law of the Republic of the Marshall Islands and the law of the Cayman Islands relating to your rights as a shareholder.  The form of new amended and restated memorandum and articles of association expected to be adopted within ninety days after the effectiveness of the redomiciliation in the Cayman Islands is filed as Exhibit 3.4 to our registration statement on Form F-4, as amended, and originally filed with the SEC on March 11, 2016 and are incorporated by reference herein.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election" or makes a "mark-to market" election with respect to our stock.  In addition, if we were to be treated as a PFIC for any taxable year, a U.S. Holder that owns our common shares in that year would generally be required to file a Form 8621 with its U.S. federal income tax return for that year.

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

As of December 31, 2014 and 2015, we had a total of seven interest rate swap, cap and floor agreements, maturing from April 2016 through November 2021.  These agreements are entered into in order to hedge our exposure to interest rate fluctuations with respect to our borrowings. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Swap Agreements."

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1%, with all other variables held constant, would have decreased our net income and our cash flows for the year ended December 31, 2015 by approximately $14.3 million, based on our total outstanding debt level at December 31, 2015. A 1% increase in LIBOR, with all other variables held constant, would have increased our interest expense for the year ended December 31, 2015 from $280.3 million to $294.6 million.

Foreign Currency Exchange Risk

We generate a substantial portion of our revenues in U.S. dollars; however, a portion of our revenue under our contracts with Petroleo Brasileiro S.A., or Petrobras Brazil, for the Ocean Rig Corcovado and the Ocean Rig Mykonos is, and with Repsol Sinopec Brasil S.A., or Repsol, for the Ocean Rig Mylos is receivable in Brazilian Real.  In addition, for the year ended December 31, 2015, we incurred approximately 47% of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2015, the net effect of a 1% adverse movement in U.S. dollar/Euro exchange rates would not have a material effect on our net income, while the net effect of a 1% adverse movement in U.S. dollar/currencies other than the U.S. dollar exchange rates would have resulted in a decrease of $3.2 million in our profits before taxes for the year ended December 31, 2015.

Our international operations expose us to foreign exchange risk. We use a variety of techniques to minimize exposure to foreign exchange risk, such as the use of foreign exchange derivative instruments. Fluctuations in foreign currencies typically have not had a material impact on our overall results. In situations where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases, may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. We do not enter into derivative transactions for speculative purposes. On December 31, 2015, we did not have any open foreign currency forward exchange contracts. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Currency Forward Sale Exchange Contracts."

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

Item 15.                 Controls and Procedures

(a)          Disclosure Controls and Procedures

The Company's Management, including the Chief Executive Officer and the Senior Vice President of Finance and Accounting has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2015. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and our Senior Vice President of Finance and Accounting, to allow for timely decisions regarding required disclosures.

Based on this evaluation, the Company's Chief Executive Officer and the Vice President of Finance and Accounting concluded that, as of December 31, 2015, the Company's disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

(b)          Management's Annual Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of our Chief Executive Officer and the Senior Vice President of Finance and Accounting and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and the Senior Vice President of Finance and Accounting, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO 2013 framework, as of December 31, 2015.

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

Management has assessed the effectiveness of the Company's internal control over financial reporting at December 31, 2015, based on the framework established in "Internal Control — Integrated Framework" issued by the COSO 2013 framework. Based on the aforementioned assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2015.

The independent registered public accounting firm, Ernst Young (Hellas) Certified Auditors Accountants S.A., that audited the consolidated financial statements of the Company for the year ended December 31, 2015, included in this annual report, has issued an attestation report on the Company's internal control over financial reporting.

(c)          Attestation Report of the Registered Public Accounting Firm

The report of Ernst Young (Hellas) Certified Auditors Accountants S.A. included in "Item 18. Financial Statements" of this annual report is incorporated herein by reference.

(d)          Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal control over financial reporting that have occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.              Audit Committee Financial Expert

Our board of directors has determined that Mr. John Liveris, whose biographical details are included in "Item. 6 Directors, Senior Management and Employees—A. Directors and Senior Management," a member of our audit committee, qualifies as an "audit committee financial expert," as such term is defined in Item 407 of Regulation S-K promulgated by the SEC and Form 20-F.  Our board of directors has also determined that Mr. Liveris is independent under SEC Rule 10A-3 of the Exchange Act and the independence rules of the NASDAQ Stock Market.

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

Item 16C.              Principal Accountant Fees and Services

Our independent auditors have billed us for audit, audit-related and non-audit services for the years ended December 31, 2015 and 2014. The fees billed are set forth as follows:

	2014	2015
	(U.S. Dollars in thousands)

Audit and audit-related fees	$1,229	$799
Tax fees	46	122
Total fees	$1,275	$921

There were no audit-related or other fees billed in 2015 or 2014. Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements. Taxation fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

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

Item 16E.               Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In June 2015, companies affiliated with our Chairman, President and Chief Executive Officer purchased an aggregate of 1,428,571 of our common shares in the public offering of common shares held by us that was completed on June 3, 2015 at the public offering price of $7.00.

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

The Schedule I, beginning after page F-34, is filed as part of this report.

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

1.4	Form of Cayman Islands Amended and Restated Memorandum and Articles of Association, incorporated by reference to Exhibit 3.4 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-210118), filed with the SEC on March 16, 2016.

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

2.4
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

4.1
Drillship Master Agreement between DryShips Inc. and a major shipyard in Korea incorporated by reference to exhibit 10.1 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

4.2
Novation Agreement between a major shipyard in Korea , DryShips Inc. and Ocean Rig UDW Inc., incorporated by reference to exhibit 10.2 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

4.3
Addendum No. 1 dated May 16, 2011 to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and a major shipyard in Korea , as novated by a Novation Agreement, dated December 30, 2010, a major shipyard in Korea , DryShips Inc. and Ocean Rig UDW Inc., incorporated by reference to exhibit 10.3 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

4.4
Addendum No. 2 dated January 27, 2012 to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. anda major shipyard in Korea , as novated by a Novation Agreement, dated December 30, 2010 and as amended, incorporated by reference to exhibit 4.4 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 14, 2012.

4.5
Addendum No. 3 dated April 2, 2012, to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and a major shipyard in Korea , as novated by a Novation Agreement, dated December 30, 2010, and as amended incorporated by reference to exhibit 4.5 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.6
Addendum No. 4, dated September 3, 2012, to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and a major shipyard in Korea , as novated by a Novation Agreement, dated December 30, 2010, and as amended incorporated by reference to exhibit 4.6 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.7
Services Agreement, effective January 1, 2013, by and between Ocean Rig Management Inc. and Cardiff Drilling Inc incorporated by reference to exhibit 4.39 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

4.8
Consultancy Agreement, dated September 1, 2010, by and between DryShips Inc. and Vivid Finance Limited, incorporated by reference to exhibit 10.39 of the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940) filed with the SEC on August 1, 2011.

4.9
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

4.11
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

4.12
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

4.13
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

4.14
Consultancy Agreement, dated September 9, 2013, by and between Eastern Med Consultants Inc., an indirect wholly owned subsidiary of Ocean Rig UDW Inc., and Azara Services S.A, incorporated by reference to exhibit 4.52 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

4.15
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

4.16
Indenture, dated as of March 26, 2014, by and between Ocean Rig UDW Inc., as the Issuer, and Deutsche Bank Trust Company Americas, as Trustee, relating to 7.25% Senior Notes Due 2019, incorporated by reference to exhibit 4.55 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.17
Credit Agreement, dated July 25, 2014, by and among Drillships Ventures Projects Inc., as Finco, Drillships Ocean Ventures Inc., as Borrower, Ocean Rig UDW, as Parent, various lenders, Deutsche Bank AG New York Branch, as Administrative Agent and Pari Passu Collateral Agent and the other entities listed therein, relating to a Term Loan in an aggregate principal amount equal to $1.3 billion, incorporated by reference to exhibit 4.56 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.18
Pledge and Security Agreement, dated July 25, 2014, relating to the Credit Agreement dated July 25, 2014, by and among Ocean Rig UDW Inc., Drillships Ocean Ventures, Inc., Drillships Ventures Projects Inc., the subsidiaries identified therein, and Deutsche Bank AG New York Branch, as Pari Passu Collateral Agent, incorporated by reference to exhibit 4.57 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.19
Facilities Agreement, dated February 13, 2015, by and among Drillship Alonissos Shareholders Inc., as Borrower, Ocean Rig UDW Inc., as Parent and Guarantor, Drillship Alonissos Owners Inc., as Drillship Owner and Guarantor, and the other entities named therein, relating to $475 million Term Loan Facilities, incorporated by reference to exhibit 4.58 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.20
Management Agreement, dated December 13, 2013, by and between Drillship Skyros Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.59 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.21
Management Agreement, dated February 25, 2014, by and between Drillship Kythnos Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.60 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.22
Management Agreement, dated April 17, 2014, by and between Drillship Hydra Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.61 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.23
Management Agreement, dated April 17, 2014, by and between Drillship Kithira Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.62 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.24
Management Agreement, dated April 17, 2014, by and between Drillship Paros Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.63 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.25
Management Agreement, dated April 17, 2014, by and between Ocean Rig 1 Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.64 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.26
Management Agreement, dated April 17, 2014, by and between Ocean Rig 2 Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.65 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.27
Management Agreement, dated April 17, 2014, by and between Drillship Skiathos Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.66 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.28
Management Agreement, dated April 17, 2014, by and between Drillship Skopelos Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.67 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.29
Management Agreement, dated February 17, 2015, by and between Drillship Alonissos Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.68 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.30
Exchangeable Promissory Note, dated November 18, 2014, by and between DryShips, Inc., as Borrower, and Alley Finance Co., or its permitted assigns, as Noteholder, relating to a $120,000,000 loan, incorporated by reference to Exhibit 4.69 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.31
Amended and Restated Secured Exchangeable Promissory Note, dated June 4, 2015, by and between DryShips Inc. and Ocean Rig UDW, Inc, incorporated by reference to exhibit 10.31 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. filed with the SEC on March 11, 2016.

4.32
Adedneum No. to the Consultancy agreement, dated January 1, 2013, by and between Ocean Rig Management, Inc. and Vivid Finance Limited, dated July 29, 2015 incorporated by reference to exhibit 10.32 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. filed with the SEC on March 11, 2016.

4.33
Termination, Release and Share Transfer Agreement, dated August 13, 2015, by and among, DryShips Inc., Alley Finance Co and Ocean Rig UDW Inc. incorporated by reference to exhibit 10.33 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. filed with the SEC on March 11, 2016.

4.34	Management Services Agreement by and between Ocean Rig UDW Inc. and TMS Offshore Services Inc. dated March 31, 2016.

8.1	Subsidiaries of Ocean Rig UDW Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

101
The following financial information from Ocean Rig UDW Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2014 and 2015;
(2) Consolidated Statements of Operations for the years ended December 31, 2013, 2014 and 2015;
(3) Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2014 and 2015;
(4) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2013, 2014 and 2015;
(5) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014 and 2015; and
(6) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OCEAN RIG UDW INC.

By:	/s/ Niki Fotiou
Name:	Niki Fotiou
Title:	Senior Vice President of Finance and Accounting

Dated March 31, 2016

OCEAN RIG UDW INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Ocean Rig UDW Inc.

We have audited the accompanying consolidated balance sheets of Ocean Rig UDW Inc. (the "Company") as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule listed in Item 18.1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ocean Rig UDW Inc. at December 31, 2014 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ocean Rig UDW Inc.'s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
Athens, Greece
March 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Ocean Rig UDW Inc.

We have audited Ocean Rig UDW Inc.'s  internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Ocean Rig UDW Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Ocean Rig UDW Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ocean Rig UDW Inc. as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2015 of Ocean Rig UDW Inc. and our report dated March 31, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 31, 2016

OCEAN RIG UDW INC.
Consolidated Balance Sheets
As of December 31, 2014 and 2015
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31, 2014	December 31, 2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$528,933	$734,747
Restricted cash	2,564	2,718
Trade accounts receivable, net of allowance for doubtful receivables of $2,825 and $117,438 at December 31, 2014 and 2015, respectively	345,187	416,104
Other current assets (Note 4)	101,508	84,533
Total current assets	978,192	1,238,102

FIXED ASSETS, NET:
Advances for drilling units under construction and related costs (Note 5)	622,507	394,852
Drilling units, machinery and equipment, net (Note 6)	6,207,633	6,336,892
Total fixed assets, net	6,830,140	6,731,744

OTHER NON-CURRENT ASSETS:
Restricted cash (Note 2)	-	10,020
Financial instruments (Note 9)	10,101	3,494
Due from a related party, non- current (Note 3)	117,219	-
Other non-current assets (Note 7)	105,969	36,860
Total non-current assets, net	233,289	50,374
Total assets	$8,041,621	$8,020,220
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 8)	$19,858	$56,725
Due to related parties (Note 3)	11,287	-
Accounts payable and other current liabilities	72,030	104,029
Accrued liabilities	175,058	118,231
Deferred revenue	121,579	113,548
Financial instruments (Note 9)	17,881	8,931
Total current liabilities	417,693	401,464

NON-CURRENT LIABILITIES
Long term debt, net of current portion and deferred financing costs (Note 8)	4,352,592	4,271,743
Financial instruments (Note 9)	8,617	2,743
Deferred revenue	81,359	66,643
Other non-current liabilities	15,084	2,862
Total non-current liabilities	4,457,652	4,343,991

COMMITMENTS AND CONTINGENCIES (Note 16)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2014 and 2015, nil issued and outstanding at December 31, 2014 and 2015, respectively	-	-
Common stock, $0.01par value; 1,000,000,000 shares authorized, at December 31, 2014 and 2015, 132,017,178 and 160,888,606 issued and outstanding at December 31, 2014 and 2015, respectively (Note 10)	1,320	1,609
Treasury stock ; 0 shares at December 31, 2014 and $0.01 par value; 22,222,222 shares at December 31, 2015 (Note 3)	-	(222)
Additional paid-in capital	3,494,957	3,572,549
Accumulated other comprehensive loss (Note 11)	(23,938)	(22,841)
Accumulated deficit	(306,063)	(276,330)
Total stockholders' equity	3,166,276	3,274,765
Total liabilities and stockholders' equity	$8,041,621	$8,020,220

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statements of Operations
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Year Ended December 31,
	2013	2014	2015
REVENUES:
Revenues	$1,180,250	$1,817,077	$1,748,200

EXPENSES:
Drilling units operating expenses	504,957	727,832	582,122
Depreciation and amortization	235,473	324,302	362,587
Impairment loss (Note 6)	-	-	414,986
General and administrative expenses	126,868	131,745	100,314
Loss on sale of fixed assets	-	-	5,177
Legal settlements and other, net (Note 16)	6,000	(721)	(2,591)
Operating income	306,952	633,919	285,605

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 12)	(220,564)	(300,131)	(280,348)
Interest income (Note 3)	9,595	12,227	9,811
Gain/ (Loss) on interest rate swaps (Note 9)	8,616	(12,671)	(11,513)
Gain from repurchase of Senior Notes (Note 8)	-	-	189,174
Other, net	3,315	4,282	(12,899)
Total other expenses, net	(199,038)	(296,293)	(105,775)

INCOME BEFORE INCOME TAXES	107,914	337,626	179,830
Income taxes (Note 13)	(44,591)	(77,823)	(99,816)

NET INCOME ATTRIBUTABLE TO OCEAN RIG UDW INC.	$63,323	$259,803	$80,014

NET INCOME ATTRIBUTABLE TO OCEAN RIG UDW INC. COMMON STOCKHOLDERS (Note 14)	$63,221	$259,031	$78,839

EARNINGS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 14)	$0.48	$1.96	$0.57
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 14)	131,727,504	131,837,227	138,757,176
Dividend declared per share	-	0.57	0.38

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2013, 2014 and 2015
 (Expressed in thousands of U.S. Dollars)

	Year Ended December 31,
	2013	2014	2015

Net income	$63,323	$259,803	$80,014

Other Comprehensive income / (loss):
Reclassification of realized losses associated with capitalized interest to the Consolidated Statement of Operations (Note 9)	1,036	1,034	1,035
Actuarial gains/ (losses)	3,335	(1,518)	62
Total Other Comprehensive income/ (loss)	4,371	(484)	1,097

Total Comprehensive income	$67,694	$259,319	$81,111

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2013, 2014 and 2015
 (Expressed in thousands of U.S. Dollars - except for share data)

Common Stock	Treasury Stock

	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity

BALANCE, January 1, 2013	131,725,128	$1,317	-	-	$3,489,018	$(27,825)	$(553,995)	$2,908,515
Net income	-	-			-	-	63,323	63,323
Issuance of non-vested shares	150,000	2		-	(2)	-	-	-
Amortization of stock based compensation	-	-	-	-	3,634	-	-	3,634
Other comprehensive income	-	-	-	-	-	4,371	-	4,371
BALANCE, December 31, 2013	131,875,128	$1,319	-	$-	$3,492,650	$(23,454)	$(490,672)	$2,979,843
Net income	-	-		-	-	-	259,803	259,803
Issuance of non-vested shares	157,500	1	-	-	(1)	-	-	-
Cancellation of previously issued vested shares	(15,450)	-	-	-	-	-	-	-
Amortization of stock based compensation	-	-	-	-	3,576	-	-	3,576
Establishment costs for issuance of subsidiaries shares	-	-	-	-	(1,268)	-	-	(1,268)
Dividends declared and paid	-	-	-	-	-	-	(75,194)	(75,194)
Other comprehensive loss	-	-	-	-	-	(484)	-	(484)
BALANCE, December 31, 2014	132,017,178	$1,320	-	$-	$3,494,957	$(23,938)	$(306,063)	$3,166,276
Net income	-	-	-	-	-	-	80,014	80,014
Issuance of non-vested shares	300,000	3	-	-	(3)	-	-	-
Issuance of common stock	28,571,428	286	-	-	193,697	-	-	193,983
Treasury stock (Note 3)	-	-	(22,222,222)	$(222)	(119,778)	-	-	(120,000)
Amortization of stock based compensation	-	-	-	-	3,676	-	-	3,676
Dividends declared and paid	-	-	-	-	-	-	(50,281)	(50,281)
Other comprehensive income	-	-	-	-	-	1,097	-	1,097
BALANCE, December 31, 2015	160,888,606	1,609	(22,222,222)	$(222)	3,572,549	(22,841)	$(276,330)	3,274,765

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. Dollars)

	Years ended December 31,

	2013	2014	2015
Cash Flows from Operating Activities:
Net income	$63,323	$259,803	$80,014
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	235,473	324,302	362,587
Amortization and write-off of financing fees	38,797	42,995	24,033
Amortization income of deferred financing fees	-	(219)	(2,781)
Change in fair value of derivatives	(44,383)	(15,909)	(8,217)
Loss on sale of fixed assets	-	-	5,177
Allowance for doubtful receivables	-	-	114,613
Gain from repurchase of senior notes	-	-	(189,174)
Effect of exchange rate changes on cash	-	-	6,748
Impairment loss	-	-	414,986
Amortization of stock based compensation	3,634	3,576	3,676
Changes in operating assets and liabilities:
Trade accounts receivable	(141,842)	(55,469)	(188,330)
Other current and non-current assets	(41,318)	38,460	36,027
Due to / (from) related parties	-	11,287	(11,287)
Accounts payable and other current and non-current liabilities	27,435	(25,728)	19,837
Accrued liabilities	57,251	(40,131)	(56,502)
Deferred revenue	134,638	(73,150)	(18,395)
Net Cash Provided by Operating Activities	333,008	469,817	593,012
Cash Flows from Investing Activities:
Loan to former parent	-	(120,000)	-
Proceeds from arrangement fees	-	3,000	-
Advances for drilling units under construction and related costs	(232,834)	(292,984)	(89,867)
Drilling units, machinery, equipment and other improvements/ upgrades	(1,050,530)	(455,997)	(543,976)
Proceeds from sale of fixed assets	-	-	300
(Increase) / decrease in restricted cash	139,134	50,997	(10,174)
Net Cash Used in Investing Activities	(1,144,230)	(814,984)	(643,717)
Cash Flows from Financing Activities:
Proceeds from short/long-term credit facilities, terms loans and senior notes	2,800,000	2,250,000	462,000
Principal payments and repayments of long-term debt and senior notes	(1,622,250)	(1,862,250)	(61,179)
Senior Notes repurchase	-	-	(273,673)
Net proceeds from common stock issuance	-	-	192,714
Dividends paid	-	(75,194)	(50,281)
Payments for issuance of subsidiaries shares	-	(466)	-
Payment of financing costs, net	(78,427)	(43,457)	(6,314)
Net Cash Provided by Financing Activities	1,099,323	268,633	263,267
Effect of exchange rate changes on cash	-	-	(6,748)
Net increase/(decrease) in cash and cash equivalents	288,101	(76,534)	205,814
Cash and cash equivalents at beginning of year	317,366	605,467	528,933
Cash and cash equivalents at end of year	$605,467	$528,933	$734,747

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the years for:
Interest, net of amount capitalized	113,337	212,014	256,056
Income taxes	50,392	60,374	60,687
Non cash financing and investing activities:
Issuance of non-vested shares	2	1	3
 The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Ocean Rig UDW Inc., its subsidiaries and consolidated Variable Interest Entities ("VIEs") (collectively, the "Company," "Ocean Rig" or the "Group"). Ocean Rig was formed on December 10, 2007, under the laws of the Republic of the Marshall Islands under the name Primelead Shareholders Inc. as an international contractor of offshore deepwater drilling services. The Company was established by DryShips Inc. ("DryShips" or formerly the "Parent") for the purpose of being the holding company of its drilling segment. DryShips is a publicly listed company on the NASDAQ Capital Market (NASDAQGS: DRYS). On November 24, 2010, Ocean Rig UDW established an office and was registered with the Cypriot Registrar of Companies as an overseas company. On October 6, 2011, the Company's common shares commenced "regular way" trading on the NASDAQ Global Select Market under the ticker symbol "ORIG."
From June 8, 2015, and following a public offering (Note 10), the Company is considered as an affiliate entity and not as a controlled subsidiary of DryShips. DryShips is currently impacted by the prolonged downturn in the drybulk charter market. The Company, in the preparation of its consolidated financial statements, has considered its relationship to DryShips and any impact to its former Parent's financial condition might have on its own consolidated financial statements. Based on its assessment, the Company has concluded that there is no impact on the basis of preparation of its consolidated financial statements.
On September 11, 2015, the Company entered into an agreement to provide third party technical management services for the offshore drilling unit Cerrado.

The Company's customers are mainly oil and gas exploration and production companies, including major integrated oil companies, independent oil and gas producers and government-owned oil and gas companies. Customers individually accounting for more than 10% of the Company's revenues during the years ended December 31, 2013, 2014 and 2015, were as follows:

	Year ended December 31,
	2013	2014	2015
Customer A	-	14%	14%
Customer B	33%	18%	19%
Customer C	13%	12%	13%
Customer D	18%	30%	15%
Customer E	12%	14%	13%
Customer F	-	-	15%

The loss of any of these significant customers could have a material adverse effect on the Company's results of operations if they were not replaced by other customers.

2. Significant Accounting Policies:

(a) Principles of consolidation: The accompanying consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("US GAAP") and include the accounts and operating results of Ocean Rig UDW, its wholly-owned subsidiaries and its VIEs. As of December 31, 2014 and 2015, the Company consolidated one VIE which supports our drilling operation in specific locations, for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The VIE's total assets and liabilities, as of December 31, 2014, were $64,314 and $65,358, respectively, while total liabilities exceeded total assets by $1,044. The VIE's total assets and liabilities, as of December 31, 2015, were $35,362 and $77,647, respectively, while total liabilities exceeded total assets by $42,285. A VIE is an entity that in general does not have equity investors with substantive voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and absorbs a majority of an entity's expected losses, receives a majority of an entity's expected residual returns, or both.  All intercompany balances and transactions have been eliminated on consolidation.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
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

The Company has made advances for the construction of drilling units in a major shipyard in Korea. The ownership of the drilling units is transferred from the yard to the Company at delivery. As of December 31, 2015, cumulative installment payments made to the yard amounted to approximately $333,632 for the three drilling units under construction (Note 5). These installment payments are secured with irrevocable letters of guarantee, or "refund guarantees", issued by financial institutions.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):

(h) Advances for drilling units under construction and related costs: This represents amounts expended by the Company in accordance with the terms of the construction contracts for drilling units as well as other expenses incurred directly or under a management agreement with a related party in connection with on site supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. The carrying value of drilling units under construction represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, commissions to a related party, construction supervision, equipment, spare parts and capitalized interest.

(i) Capitalized interest: Interest expense is capitalized during the construction period of drilling units based on accumulated expenditures for the applicable project at the Company's current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate (the "capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. If the Company's financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company. Capitalized interest expense for the years ended December 31 2013, 2014 and 2015, amounted to $65,492, $37,342 and $26,055, respectively (Note 12).

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

(l) Drilling units, machinery and equipment, net:  Drilling units are stated at historical cost less accumulated depreciation. Such costs include the cost of adding or replacing parts of drilling unit machinery and equipment when the cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling units. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight- line basis over the useful life of the assets after considering the estimated residual value as follows: bare deck 30 years and other asset parts 5 to 15 years for the drilling units. The residual values of the drilling rigs and drillships are estimated at $35,000 and $50,000,  respectively for the years ended December 31, 2013, 2014 and 2015.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):

(m) Impairment of long-lived assets: The Company reviews for impairment long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. To the extent impairment indicators are present; the Company assesses recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset.

In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the drilling units future performance, with the significant assumptions being related to drilling rates, fleet utilization, operating expenses, capital expenditures, class survey costs,  residual value and the estimated remaining useful life of each drilling unit.

The projected net operating cash flows are determined by considering the drilling revenues from existing drilling contracts for the fixed days, while for the unfixed days the Company uses an estimated daily rate equivalent by utilizing available market data. The salvage value used in the impairment test is estimated to be $35,000 and $50,000 for the drilling rigs and drillships, respectively in accordance with the Company's depreciation policy. The remaining significant assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. If the Company's estimate of undiscounted future cash flows for any drilling unit is lower than the carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. The fair market value for the drilling unit is obtained by independent appraisals. The Company's analysis for the year ended December 31, 2015, also involved sensitivity tests on the off-hire days, allowing for variances ranging from 97.5% to 92.5%.

As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable and therefore, concluded that no impairment loss was necessary for 2013, 2014. For the year ended December 31, 2015, as a result of the impairment review, the Company determined that the carrying amount of two drilling units was not recoverable and, therefore, a charge of $414,986 was recognized and included in "Impairment loss", in the accompanying consolidated statement of operations (Note 6).

(n) Class costs: The Company follows the direct expense method of accounting for periodic class costs incurred during special surveys of drilling units, normally every five years. Class costs and other maintenance costs are expensed in the period incurred and included in "Drilling units operating expenses."

(o) Deferred financing costs: Deferred financing costs include fees, commissions and legal expenses associated with the Company's long- term debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made. Arrangement fees paid to lenders for loans which the Company has not drawn down are capitalized and included in other current and non-current assets. Amortization and write offs for each of the years ended December 31 2013, 2014 and 2015, amounted to $38,797, $42,995 and $24,033, respectively (Note 12).

(p) Revenue and related expenses:
Revenues:   The Company's services and deliverables are generally sold based upon contracts with customers that include fixed or determinable prices.  The Company recognizes revenue when delivery occurs, as directed by its customer, and collectability is reasonably assured. The Company evaluates if there are multiple deliverables within its contracts and whether the agreement conveys the right to use the drilling units for a stated period of time and meets the criteria for lease accounting, in addition to providing a drilling services element, which is generally compensated for by day rates. In connection with drilling contracts, the Company may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling units and day rate or fixed price mobilization and demobilization fees. Revenues are recorded net of agents' commissions. There are two types of drilling contracts: well contracts and term contracts.

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
For the years ended December 31, 2013, 2014 and 2015
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
For the years ended December 31, 2013, 2014 and 2015
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

(x)  Inventories: Inventories consist of short term operating supplies held in warehouses which are stated at their historical cost, and consumable bunkers (if any), whose cost is determined by the first in - first out method.  Inventories are recorded under "Other Current Assets".

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):

(y)  Recent accounting pronouncements:

Inventories: In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company believes that the implementation of this update will not have any material impact on its consolidated financial statements and has not elected the early adoption.

Consolidation: In February 2015, the FASB issued ASU No. 2015-02 Consolidation (Topic 810), Amendments to the Consolidation Analysis. The guidance eliminates the deferral of FAS 167, which has allowed entities with interests in certain investment funds to follow the previous consolidation guidance in FIN 46(R), and makes other changes to both the variable interest model and the voting model. While the guidance is aimed at asset managers, it will affect all reporting entities that have variable interests in other legal entities (e.g., limited partnerships, similar entities and certain corporations). In some cases, consolidation conclusions will change. In other cases, reporting entities will need to provide additional disclosures about entities that currently aren't considered variable interest entities (VIEs) but will be considered VIEs under the new guidance provided they have a variable interest in those VIEs. The guidance is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. A reporting entity must apply the amendments using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the period of adoption or apply the amendments retrospectively. The Company is currently evaluating the impact, if any, of the adoption of this new standard.

Revenue from Contracts with Customers: On May 28, 2014, the FASB issued ASU No. 2014-09 as amended by ASU 2015-14 which was issued on August 12, 2015, Revenue from Contracts with Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company is currently evaluating the impact, if any, of the adoption of this new standard.

Leases: In February 2016, the FASB issued ASU No. 2016-02, which improves transparency and comparability among companies by requiring lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. The new lease standard does not substantially change lessor accounting. It also requires additional disclosures about leasing arrangements. For public companies, the new standard is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company believes that the implementation of this update will not have any material impact on its consolidated financial statements and has not elected the early adoption.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and consolidated statements of operations are as follows:
	Year ended December 31,
	2014	2015
Balance Sheet
Due from a related party, non-current	117,219	-
Due from related party, non-current - Total	117,219	-

Due to related parties	11,287	-
Due to related parties - Total	11,287	-

Advances for drilling units under construction and related costs	$1,546	$394
Drilling units, machinery and equipment, net	$2,885	$2,961

	Year ended December 31,
Statement of Operations	2013	2014	2015
Service Revenue, net	10,786	16,826	16,524
General and administrative expenses	27,181	32,660	7,409
Interest income	$-	$1,164	$6,024
Amortization and write – off of financing fees	$-	$-	$2,781

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties-(continued):

Cardiff Drilling Inc.: Effective January 1, 2013, Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling")  a company controlled by the Chairman, President and Chief Executive Officer of the Company, Mr. George Economou, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company. Under the Global Services Agreement, Cardiff Drilling, or its subcontractor, (i) provides consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of the Company and its subsidiaries; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of the Company and its subsidiaries. In consideration of such services, the Company will pay Cardiff Drilling a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. Costs from the Global Services Agreement are expensed in the consolidated statement of operations or capitalized as a component of "Advances for drilling units under construction and related costs" being a directly attributable cost to the construction, as applicable. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties.

Vivid Finance Limited: Under the consultancy agreement effective from January 1, 2013, between Ocean Rig Management and Vivid Finance Limited ("Vivid"), a company controlled by the Chairman, President and Chief Executive Officer of the Company, Mr. George Economou, pursuant to which Vivid acts as a consultant on financing matters for Ocean Rig and its subsidiaries, Vivid provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments and, (iii) the raising of equity or debt in the capital markets. In exchange for its services in respect of the Company, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties.

On July 29, 2015, the Company amended its agreement with Vivid to expand the scope of the services provided under the agreement to the Company and its subsidiaries or affiliates, to cover certain cash management and cash investment services.  In exchange for its services in respect of the Company, Vivid is entitled to a fee equal to 30% of any profits provided the profits are at least 10% of the invested amount.

Basset Holdings Inc.: Effective June 1, 2012, the Company entered through one of its' wholly owned subsidiary into a consultancy agreement with Basset Holdings Inc., or Basset, a Marshall Islands entity beneficially owned by the Company's Executive Vice President, Mr. Anthony Kandylidis, for the provision of the services of the Company's Executive Vice President. The agreement has an initial term of five years and may be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, the Company is obligated to pay an annual remuneration to Basset. Basset is also entitled to cash or equity-based bonuses to be awarded at the Company's sole discretion. The Company may terminate the agreement for cause, as defined in the agreement, in which case Basset will not be entitled to further payments of any kind. Upon termination of the agreement without cause, or in the event the agreement is terminated within three months of a change of control, as defined in the agreement, the Company will be obligated to pay a lump sum amount. Basset may terminate the agreement without cause upon three months written notice. In addition, Basset may terminate the agreement for good reason and in such event, the Company will be obligated to pay a lump sum amount.

Basset is also the owner of 114,286 shares of the Company's common stock, as of December 31, 2015.

Steel Wheel Investments Limited: Steel Wheel Investments Limited ("Steel Wheel"), a company controlled by the Company's Executive Vice President, Mr. Antony Kandylidis, is the owner of 1,570,226 shares of the Company's common stock, as of December 31, 2015.

George Economou: Mr. George Economou, the Company's Chairman, President and Chief Executive Officer, purchased $10,000, or 1,428,571 shares, of common stock in the offering of 28,571,428 shares of the Company's common stock at the public offering price (Note 10). As of December 31, 2015, Mr. George Economou has a 5.4% shareholding of the Company.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties-(continued):

Azara Services S.A.: Effective January 1, 2013, the Company entered through one of its' wholly owned subsidiary into a consultancy agreement with Azara Services S.A. ("Azara"), a Marshall Islands entity beneficially owned by the Company's Chief Executive Officer, Mr. George Economou, for the  provision of the services of the Company's Chief Executive Officer. The agreement has an initial term of five years and may be renewed or extended with the consent of both parties. Under the terms of the agreement, the Company is obligated to pay an annual remuneration to Azara.  Azara is also entitled to cash or equity-based bonuses to be awarded at the Company's sole discretion. The Company may terminate the agreement for cause, as defined in the agreement, in which case Azara will not be entitled to further payments of any kind. Upon termination of the agreement without cause, or in the event the agreement is terminated within three months of a change of control, as defined in the agreement, the Company will be obligated to pay a lump sum amount. Azara may terminate the agreement without cause upon three months written notice. In addition, Azara may terminate the agreement for good reason and in such event, the Company will be obligated to pay a lump sum amount.

DryShips Inc.

On November 18, 2014, the Company entered into a $120,000 Exchangeable Promissory Note with its former parent company, DryShips. The loan from the Company to DryShips bore interest at a LIBOR plus margin rate and was due in May 2016. On June 4, 2015, the Company and DryShips signed an amendment under the $120,000 Exchangeable Promissory Note to, among other things, partially exchange $40,000 of the loan for 4,444,444 of the Company's shares owned by DryShips, amend the interest of the loan and pledged to the Company 20,555,556 shares of the Company's stock owned by DryShips. On August 13, 2015, the Company reached an agreement with DryShips and exchanged the remaining outstanding balance of $80,000 owed to the Company under the $120,000 Exchangeable Promissory Note, for 17,777,778 shares of the Company's shares owned by DryShips.
During the year ended December 31, 2015, the Company incurred interest income, including the amortization and write off of related financing fees amounting to $8,805 from DryShips under this loan agreement.
During the year ended December 31, 2015, the Company paid dividends of $50,281 out of which $29,755 were paid to DryShips.

4. Other Current Assets

The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2014	2015
Inventories	$6,609	$18,088
Deferred mobilization expenses	66,169	43,825
Prepayments and advances	22,880	20,607
Other	5,850	2,013
Total	$101,508	$84,533

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5. Advances for drilling units under construction and related costs:

The amounts shown in the accompanying consolidated balance sheets include milestone payments under the drilling unit building contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2.  For the years ended December 31, 2014 and 2015, the movement of the advances for drilling units under construction and related costs was as follows:

	December 31,
	2014	2015
Balance at beginning of year	$662,313	$622,507
Advances for drilling units under construction and related costs	688,832	500,031
Drilling units delivered	(728,638)	(727,686)
Balance at end of year	$622,507	$394,852

On March 24, 2014 and March 5, 2015, the Company took delivery of the drilling units Ocean Rig Athena and Ocean Rig Apollo, respectively.

The Company has advanced $148,632 to the yard for the Ocean Rig Santorini, which is equipped with two blow-out preventers and is scheduled for delivery in 2017. The total project cost is estimated to be approximately $679,470.
The Company has also advanced $108,400 and $76,600, respectively, to the yard for each of the new two drilling units under construction, the Ocean Rig Crete and the Ocean Rig Amorgos, which are scheduled for delivery in 2018 and in 2019 respectively. The total project cost for the construction of each drilling unit is estimated to be approximately $743,000.

6.  Drilling units, machinery and equipment, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$6,578,940	(801,915)	$5,777,025
Additions/ Transfer from drilling units under construction	752,432	-	752,432
Depreciation	-	(321,824)	(321,824)
Balance December 31, 2014	$7,331,372	$(1,123,739)	$6,207,633
Additions/ Transfer from drilling units under construction	909,830	-	909,830
Disposal of assets	(5,477)	-	(5,477)
Impairment loss	(976,730)	561,744	(414,986)
Depreciation	-	(360,108)	(360,108)
Balance December 31, 2015	$7,258,995	(922,103)	6,336,892

As of December 31, 2015, all of the Company's operating drilling units have been pledged as collateral to secure the Company's 6.50% senior secured notes due 2017 and term loan B facilities discussed in Note 8.
For the year ended December 31, 2015, as a result from the impairment review, the Company determined that the carrying amount of its' two drilling units was not recoverable and, therefore, a charge of $414,986 was recognized and included in "Impairment loss", in the accompanying consolidated statement of operations in order to write down those rigs to their fair value.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Other non-current assets

The amount of other non-current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2014	2015
Deferred mobilization expenses	$43,327	$23,992
Intangible assets, net	4,732	3,289
Prepaid investments	57,910	9,579
Total	$105,969	$36,860

8. Long-term Debt:

	December 31, 2014	December 31, 2015
$1.3 billion Senior Secured Term Loan B Facility	$1,296,750	$1,283,750
$1.9 billion Secured Term Loan B Facility	1,876,250	1,857,250
$462 million Senior Secured Credit Facility	-	432,821
7.25% Senior Unsecured Notes	500,000	229,411
6.50% Senior Secured Notes	800,000	607,742
Less: Deferred financing costs	(100,550)	(82,506)
Total debt	4,372,450	4,328,468
Less: Current portion	(19,858)	(56,725)
Long-term portion	$4,352,592	$4,271,743

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

During the year ended December 31, 2015, a Company's wholly owned subsidiary has purchased in the open market an aggregate principal amount of $270,589 of these notes, resulting in a gain of  $130,454 included in "Gain from repurchase of senior notes" in the accompanying consolidated statements of operations. The outstanding balance reported above, of $229,411, is net of the notes repurchased in the open market.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
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

6.50% Senior Secured Notes due 2017

On September 20, 2012, the Company's wholly owned subsidiary Drill Rigs Holdings Inc. (the "Issuer"), issued $800,000 aggregate principal amount of 6.50% Senior Secured Notes due 2017 (the "Drill Rigs Senior Notes") offered in a private offering, resulting in net proceeds of approximately $781,965. The Company used a portion of the net proceeds of the notes to repay the full amount outstanding under its $1,040,000 senior secured credit facility as at September 20, 2012. The Drill Rigs Senior Notes are secured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Drill Rigs Senior Notes are fully and unconditionally guaranteed by the Company and certain of its existing and future subsidiaries (collectively, the "Issuer Subsidiary Guarantors" and, together with the Company, the "Guarantors").

The Drill Rigs Senior Notes and the Drill Rigs Senior Notes guarantees are secured, on a first priority basis, by a security interest on the Issuer's two semi-submersible offshore drilling units, the Leiv Eiriksson and the Eirik Raude and by a pledge of the stock of the Issuer and the Issuer Subsidiary Guarantors, subject to certain exceptions. The contractual semi-annual coupon interest rate is 6.5% on the Drill Rigs Senior Notes.

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

During the year ended December 31, 2015, a Company's wholly owned subsidiary has purchased in the open market an aggregate principal amount of $192,258 of these notes, resulting in a gain of $58,720 included in "Gain from repurchase of senior notes" in the accompanying consolidated statements of operations. The outstanding balance reported above, of $607,742, is net of the notes repurchased in the open market.
$1.35 billion Senior Secured Credit Facility

On February 28, 2013, Drillships Ocean Ventures Inc., the Company's wholly-owned subsidiary, entered into a secured term loan facilities agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, in the amount of $1,350,000 to partially finance the construction costs of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena. On August 20, 2013 and December 20, 2013, the Company drew down an amount of $900,000 in aggregate under the above facility in connection with the deliveries of Ocean Rig Mylos and the Ocean Rig Skyros.  On March 24, 2014, the Company drew down the remaining undrawn amount of $450,000 in connection with the delivery of Ocean Rig Athena.
On July 25, 2014, this facility was repaid in full and replaced by the $1.3 billion Senior Secured Term Loan B Facility (see below).

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
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

$462 million Senior Secured Credit Facility
On February 13, 2015, the Company's wholly owned subsidiary, Drillship Alonissos Owners Inc., entered into a secured term loan facility agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, for up to $475,000 to partially finance the construction costs of the Ocean Rig Apollo. This facility has a 5 year term and bears interest at LIBOR plus a margin. On March 3, 2015, the Company drew down an amount of $462,000 under this facility and pledged restricted cash of $10,000 associated with the respective loan. On February 11, 2016, the charterer of the Ocean Rig Apollo sent a notice of termination of the drilling contract. Under the terms of the $462 million Senior Secured Credit Facility, the Company has 90 days from the date of termination of the contract to enter into a new Satisfactory Drilling Contract (as defined in the loan agreement). If such Satisfactory Drilling Contract is not entered into by the Company, then the Company must make a prepayment within 180 days from the date of termination of the contract (Note 17).

The Company's outstanding debt is secured by, among other things, first priority mortgages over the Company's operating drilling units, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation relating to such drilling units and a pledge of the shares of capital stock of certain of the Company's subsidiaries.
Certain of our debt instruments contain financial covenants, minimum coverage ratio requirements and minimum liquidity and working capital requirements and restrict, without the bank's prior consent, the Company's and its subsidiaries ability to, among other things, pay dividends, change the management and ownership of its drilling units, incur additional indebtedness, incur and create liens on its assets, and change in the general nature of the Company's business and require that the Company maintain an established place of business in the United States or the United Kingdom.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Long-term Debt (continued):

Total interest and debt amortization cost incurred on long-term debt for the years ended December 31, 2013, 2014 and 2015, amounted to $228,992, $304,132 and $300,543 , respectively, of which $65,492, $37,342 and $26,055, respectively, were capitalized as part of the cost of the drilling units under construction. Total interest incurred and amortization of debt issuance cost on long-term debt, net of capitalized interest, are included in "Interest and finance costs" in the accompanying consolidated statement of operations.

The aggregate available undrawn amounts under the Company's facilities at December 31, 2015, are nil. The Company's weighted average interest rates on the above bank loans and notes were 6.4%, 6.4% and 6.3%,as of December 31, 2013, 2014, and 2015, respectively.

The bank loans are payable in U.S. Dollars in quarterly instalments with balloon payments due at maturity between March 2020 and July 2021.

Loan movements for the Company's Senior Unsecured Notes, Drill Rigs Senior Notes, 7.25% Senior Unsecured Notes and secured credit facilities throughout 2015, is as follows:

Loan	Loan Agreement Date	Original Amount	December 31, 2014	New Loans	Repayments/ Repurchase of senior notes	December 31, 2015

Drill Rigs Senior Notes	September 20, 2012	$800,000	800,000	-	(192,258)	607,742
Term Loan B Facility	July 12, 2013	1,900,000	1,876,250	-	(19,000)	1,857,250
7.25% Senior Unsecured Notes	March 26, 2014	500,000	500,000	-	(270,589)	229,411
New Term Loan B Facility	July 25, 2014	1,300,000	1,296,750	-	(13,000)	1,283,750
Senior Secured Credit Facility	February 13, 2015	$462,000	$-	$462,000	$(29,179)	$432,821
			$4,473,000	$462,000	$(524,026)	$4,410,974

The annual principal payments required to be made after December 31, 2015, including balloon payments, totaling $4,410,974 due through July 2021, are as follows:

2016	70,905
2017	678,647
2018	70,905
2019	300,317
2020 and thereafter	3,290,200
Total principal payments	4,410,974
Less: Financing fees	(82,506)
Total debt	$4,328,468

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
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

As of December 31, 2013, the Company had nine interest rate swaps, outstanding with a notional amount of $2.1 billion, maturing from September 2014 through November 2017. As of December 31, 2014, the Company had seven interest rate swaps outstanding, with a notional amount of $1.8 billion, maturing from April 2016 through November 2017. As of December 31, 2015, the Company had seven interest rate swaps outstanding, with a notional amount of $1.6 billion, maturing from April 2016 through November 2017.

Effective January 1, 2011, the Company removed the designation of interest rate swaps previously designated as cash flow hedges and discontinued hedge accounting for the associated interest rate swaps. As a result, as of December 31, 2013, 2014 and 2015, these agreements do not qualify for hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statements of operations.

Accumulated Other Comprehensive Loss also included realized losses on cash flow hedges associated with interest capitalized during prior years under "Advances for drilling units under construction" amounting to $27,776, which according to ASC 815-30-35 is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As a result, during the years ended December 31, 2013, 2014 and 2015, amounts of $1,036, $1,034 and $1,035, respectively, were reclassified into the consolidated statements of operations.

The estimated amount in other comprehensive income/ (loss) of cash flow hedge losses at December 31, 2015, that will be reclassified into earnings within the next twelve months, is $1,035.

Tabular disclosure of financial instruments is as follows:
Fair Values of Derivative Instruments in the Balance Sheets:

Derivatives not designated as Hedging Instruments	Balance Sheet Location	December 31, 2014 Fair value	December 31, 2015 Fair value
Interest rate swaps	Financial Instruments non-current assets	$10,101	$3,494
Interest rate swaps	Financial Instruments current liabilities	(17,881)	(8,931)
Interest rate swaps	Financial Instruments non-current liabilities	(8,617)	(2,743)
Total derivatives		$(16,397)	$(8,180)

The effect of Derivative Instruments on the Consolidated Statement of Operations:

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Financial Instruments and Fair Value Measurements – (continued):

			Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015
Interest rate swaps	Gain/ (Loss) on interest rate swaps	8,616	(12,671)	(11,513)

Total		$8,616	(12,671)	$(11,513)

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, and accounts payable and other current liabilities reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The 7.25% Senior Unsecured Notes, the Drill Rigs Senior Notes and the Term Loan B Facilities have a fixed rate and their estimated fair values are determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the countermarket). While the $462 million Senior Secured Credit Facility, has a floating rate on LIBOR and its' carrying value is approximately the same as its' fair market value.

The estimated fair value of the above 7.25% Senior Unsecured Notes and Drill Rigs Senior Notes, at December 31, 2014, was approximately $380,000 and $666,000, respectively while the loan balances were approximately the same as their fair market values, which had a carrying value net of finance fees of $492,214, $788,224, $1,825,671 and $1,266,341, respectively.

The estimated fair value of the above 7.25% Senior Unsecured Notes, Drill Rigs Senior Notes, $1.9 billion Secured Term Loan B Facility and $1.3 billion Senior Secured Term Loan B Facility at December 31, 2015, is approximately $100,367, $357,431, $427,168 and 628,242 respectively. For the aforementioned senior notes and term loans their carrying value net of finance fees as at December 31, 2015, is $226,655, $601,845, $ 1,814,746 and $ 1,257,484, respectively.

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

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Financial Instruments and Fair Value Measurements-(continued):

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Interest rate swaps-asset position	$3,494		3,494	$-
Interest rate swaps-liability position	(11,674)		(11,674)	-

Total	$(8,180)		(8,180)	$-

	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Interest rate swaps-asset position	$10,101	-	10,101	$-
Interest rate swaps-liability position	(26,498)	-	(26,498)	-

Total	$(16,397)	-	(16,397)	$-

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date.

	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Impairment loss
Non-Recurring measurements:
Long-lived assets	$-	$610,000	$-	$(414,986)

Total	$-	$610,000	$-	$(414,986)

As a result of the impairment analysis performed for the year ended December 31, 2015, the Company's two drilling units, with a carrying amount of $1,024,986 were written down to their fair value as determined based on the valuations of the independent valuators, resulting in an impairment charge of $414,986 which was included in the accompanying consolidated statement of operations for the year ended December 31, 2015 (Note 6).

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
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

On February 24, 2015, the Company' Board of Directors declared a quarterly cash dividend with respect to the quarter ended December 31, 2014, of $0.19 per common share, to its shareholders of record as of March 10, 2015. The dividend was paid in March 2015.

On May 6, 2015, the Company's Board of Directors declared the fifth consecutive quarterly cash dividend with respect to the quarter ended March 31, 2015, of $0.19 per common share, to its shareholders of record as of May 22, 2015. The dividend was paid in May 2015.

General
Prior to December 8, 2010, the Company's authorized capital stock consisted of 500 common shares, par value $20.00 per share. During December 2010, the Company adopted, amended and restated articles of incorporation pursuant to which its authorized capital stock consisted of 250,000,000 common shares, par value $0.01 per share.

On April 15, 2011, at the Company's Special Meeting of Shareholders, the Company's shareholders approved an increase in the Company's authorized share capital to 1,000,000,000 common shares and 500,000,000 preferred shares.

All Company's common stock has equal voting rights and participates equally in dividend distribution.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Common Stock and Additional Paid-in Capital (continued):

Issuance of common shares
On June 8, 2015, the Company successfully completed the offering of 28,571,428 shares of its common stock, par value $0.01 per share, at a price of $7.00 per share, resulting in proceeds of $194,134, after deducting placement fees. As part of the offering, Mr. George Economou, the Company's Chairman, President and Chief Executive Officer, purchased $10,000, or 1,428,571 shares, of common stock in the offering at the public offering price.
Treasury stock
During the year ended December 31, 2015, the Company exchanged the $120,000 Exchangeable Promissory Note for an aggregate amount of 22,222,222 of the Company's shares owned by Dryships (Note 3). These shares were not retired and are held as treasury stock.

Restricted stock awards

On March 21, 2012, the Company's Board of Directors approved the 2012 Equity Incentive Plan (the "Plan") and reserved a total of 2,000,000 common shares. Under the Plan, officers, key employees and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

On May 16, 2013, the Company's Compensation Committee approved the grant of 192,400 shares of non-vested common stock to the Company's employees. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig Shares on the grant date of $16.90 per share.

On August 20, 2013, the Company's Compensation Committee approved a sign-on bonus of 150,000 shares of the Company's common stock to Azara, pursuant to a consultancy agreement with Azara effective January 1, 2013, relating to the services of Mr. George Economou as Chief Executive Officer of the Company. The shares vested over a period of two years. The stock based compensation was recognized to expenses over the vesting period and based on the fair value of the Ocean Rig Shares on the grant date of $17.56 per share.

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
For the years ended December 31, 2013, 2014 and 2015
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
On April 29, 2015, the Company's Compensation Committee approved the grant of 173,200 shares of non-vested common stock to employees of Ocean Rig.  The shares vest over a period of three years.  The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $7.24 per share.
On August 5, 2015, the Company's Compensation Committee approved the grant of 13,502 shares of non-vested common stock to employees of Ocean Rig. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $3.19 per share.
As of December 31, 2015, 609,887 shares have vested, while 235,576 shares were forfeited due to employees' resignations.
A summary of the status of Ocean Rig's non vested shares as of December 31, 2014 and 2015 and movement during the years then ended, is presented below.

	Number of non vested shares	Weighted average grant date fair value per non vested shares

Balance December 31, 2013	239,867	$17.15
Granted	656,650	13.76
Forfeited	(78,576)	16.93
Vested	(205,143)	17.31
Balance December 31, 2014	612,798	$13.49
Granted	186,702	6.95
Forfeited	(63,950)	12.29
Vested	(330,252)	13.33
Balance December 31, 2015	405,298	$10.80

	Number of vested shares	Weighted average grant date fair value per vested shares

As at December 31, 2013	162,633	$16.90
Granted and vested	111,585	17.39
Non vested shares granted in prior years and vested 2014	93,558	17.20
Granted and vested shares in prior years, but cancelled during 2014	(58,324)	16.63
As at December 31, 2014	309,452	$17.22
Granted and vested	52,802	6.89
Non vested shares granted in prior years and vested 2015	277,450	14.56
Granted and vested shares in prior years, but cancelled during 2015	(29,817)	16.59
As at December 31, 2015	609,887	$15.15

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Common Stock and Additional Paid-in Capital-(continued):

As of December 31, 2014 and 2015, there was $6,235 and $2,299 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by the Company, respectively. That cost is expected to be recognized over a period of 2 years. The amounts of $3,634, $3,576 and $3,676 represents the stock based compensation expense which are recorded in "General and administrative expenses", in the accompanying consolidated statements of operations for the years ended December 31, 2013, 2014 and 2015, respectively.  The total fair value of shares vested during the years ended December 31, 2014 and 2015, was $2,383 and $611, respectively. As of December 31, 2015, there were 239,637 shares of common stock which had been granted to employees and vested but which had not yet been issued by the Company.

11. Accumulated Other Comprehensive Loss:

The amounts in the accompanying balance sheets are analyzed as follows:

	December 31,
	2014	2015
Cash flows hedges realized loss	$(27,222)	$(26,187)
Actuarial pension gain	3,284	3,346
Total	$(23,938)	$(22,841)

12. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	December 31,
	2013	2014	2015
Interest costs on long term debt	$190,195	$261,137	$276,510
Amortization and write off of financing fees	38,797	42,995	24,033
Discount on receivable from drilling contract	-	-	3,018
Capitalized borrowing costs	(65,492)	(37,342)	(26,055)
Commissions, commitment fees and other financial expenses	57,064	33,341	2,842
Total	$220,564	$300,131	$280,348

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

The components of the Company's income/(losses) before taxes, after adjusting for impairment losses and gains from repurchases of senior notes, are as follows:

	Year ended December 31,
	2013	2014	2015
Domestic income/ (loss) (Marshall Islands)	$(66,604)	$(161,913)	$219,900
Foreign income	174,518	499,539	185,742
Total income before taxes, excluding impairment loss and gain from repurchases of senior notes	$107,914	$337,626	$405,642

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Income Taxes-(continued):

The components of the Company's tax expense were as follows:

	Year Ended December 31,
	2013	2014	2015
Current Tax expense	$44,591	$77,823	$99,816
Deferred Tax expense	-	-
Income taxes	$44,591	$77,823	$99,816

Effective tax rate	41.3%	23.1%	24.6%

In 2015, approximately 90% of the current tax expense related to taxes in Angola, Brazil, Norway and Congo. In 2014, approximately 64% of the current tax expense related to taxes in Angola, while in 2013 approximately 72% of the current tax expense was related to tax in Angola, Tanzania, Sierra Leone, Liberia and Gabon.
Taxes have not been reflected in other comprehensive income/(loss) since the valuation allowances would result in no recognition of deferred tax.

	Year Ended December 31,
Reconciliation of total tax expense:	2013	2014	2015
Differences in tax rates	$89	$-	$-
Adjustments in respect to current income tax of previous years	683	-	-
Tax rate on interest	742	-	-
Effect of exchange rate differences	7	-	-
Income tax	43,070	70,441	94,331
Taxes on litigation matters subject to statutory rates, including interest and penalties	-	7,382	5,485
Total	$44,591	$77,823	$99,816

Ocean Rig has elected to use the statutory tax rate for each year based upon the location where the largest parts of its operations were domiciled. During 2013, 2014 and 2015, most of its activities were in the Republic of the Marshall Islands with tax rate of zero.
Ocean Rig is subject to changes in tax laws, treaties, regulations and interpretations in and between the countries in which its subsidiaries operate. A material change in these tax laws, treaties, regulations and interpretations could result in a higher or lower effective tax rate on worldwide earnings.

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities at the applicable tax rates in effect. The Company has not recognized any deferred tax liability, while the significant components of deferred tax assets are as follow:

	Year ended December 31,
	2014	2015
Deferred tax assets
Losses carried forward	-	13,197
Total deferred tax assets	$-	$13,197

Less: valuation allowance	-	(13,197)
Total deferred tax assets, net	$-	$-

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Income Taxes-(continued):

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company provides a valuation allowance to offset deferred tax assets for carry forward of operating losses incurred during the year in certain jurisdictions and for other deferred tax assets where, in the Company's opinion, it is more likely than not that the financial statement benefit of these losses will not be realized. The Company provides a valuation allowance for foreign tax loss carry forward to reflect the possible expiration of these benefits prior to their utilization. As of December 31, 2015, the valuation allowance for deferred tax assets is $13,197.

All earnings in foreign jurisdictions are permanently reinvested as the earnings are needed for working capital needs. Hence, no deferred tax liability has been recognized.

14. Earnings per share

	2013			2014			2015
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding share (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income	$63,323	-	$-	$259,803	-	$-	80,014	-	-
Less: Allocation of undistributed earnings to non-vested stock	(102)	-	-	(772)	-	-	(1,175)	-	-
Basic and diluted EPS attributable to common stockholders	$63,221	131,727,504	0.48	$259,031	131,837,227	1.96	78,839	138,757,176	0.57

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities and, thus, are included in the two-class method of computing earnings per share for the year ended December 31, 2013, 2014 and 2015. For the years ended December 31, 2013, 2014 and 2015, non-vested participating restricted common stock were not included in the computation of diluted earnings per share because the effect is anti-dilutive.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15.  Geographic information for offshore drilling operations

The revenue shown in the table below is based upon the location where the drilling takes place:

Country	2013	2014	2015
Norway	157,740	220,044	231,189
Falklands	-	-	154,606
Brazil	353,397	581,635	581,438
Ivory Coast	86,486	97,232	33,723
Tanzania	72,083	-	-
Angola	227,603	807,742	527,098
Gabon/ West Africa	81,104	-	-
Congo	-	-	157,235
South Africa	-	110,424	-
Senegal			52,214
Liberia	55,601	-	-
Ireland	104,014	-	-
Sierra Leone	37,272	-	-
Other	4,950	-	10,697
Total service revenues	$1,180,250	$1,817,077	1,748,200

The drilling units the Leiv Eiriksson, the Eirik Raude, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon, the Ocean Rig Mykonos, the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo constitute the Company's long lived assets. For the year ended, December 31, 2015, other leasing and service revenues relate to management fees from the services provided by the Company to the offshore drilling unit Cerrado.

16. Commitments and Contingencies

16.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the offshore drilling business.

The Company has obtained insurance coverage for each drilling unit for the assessed market value of the drilling unit. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable for include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company's loss of hire insurance coverage does not protect against loss of income from day one. It covers approximately one year for the loss of time but will be effective after 45 days' off-hire. During 2012, the Ocean Rig Corcovado incurred off-hire due to a failure in one of its engines which was a covered event under the loss of hire policy that resulted in $24.6 million being recognized as revenue during the year ended December 31, 2012. The amount of $24.6 million was reimbursed by the insurers to the Company in August 2012. During 2014, the Ocean Rig Corcovado incurred off-hire for the same event and as a result an additional amount of $20.2 million for the above-covered event was recognized as revenue during the year ended December 31, 2014 and was reimbursed during the same period. During 2014, the Ocean Rig Mylos incurred off-hire due to damage to the blow-out-preventer stack during testing, which was a covered event under the loss of hire policy that resulted in $39.6 million being recognized as revenue during the year ended December 31, 2014, from which an amount of 39.1 was reimbursed during the year and the balance was reimbursed in 2015.

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
For the years ended December 31, 2013, 2014 and 2015
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

Ocean Rig Norway Operations Inc. ("OCR"), a subsidiary of the Company, was notified by a letter dated November 13, 2013 that arbitration proceedings were commenced against it by Westcon Yard AS of Norway ("Westcon"), in connection to an alleged outstanding unpaid amount of Norwegian Krone Seventy Seven Million Three Hundred Eighty Three Thousand Eight Hundred and Three and Fifty Eight Шre (NOK 77,383,803.58), $8.8 million (based on based on the NOK/U.S. Dollar exchange rate as of December 31, 2015) plus interest and costs related to upgrades performed in the drilling unit the Leiv Eiriksson in late 2012 and early 2013. The counterparties reached an agreement and settled the amount in full during the year ended December 31, 2014.

OCR Falklands Drilling Inc., a subsidiary of the Company, commenced arbitration proceedings against Premier Oil Plc. and Noble Energy Falklands Ltd. for terminating the contract on February 12, 2016, for the drilling unit Eirik Raude.

On March 7, 2016, two of the Company's subsidiaries commenced arbitration proceedings against Total E&P Angola for the termination of the contract with the drilling unit Ocean Rig Olympia.

Except for the matters discussed above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

16.2 Purchase Obligations:

The following table sets forth the Company's contractual purchase obligations as of December 31, 2015.

	2016	2017	2018	2019	Total
Drilling units building contracts	$260,279	343,337	495,800	464,000	$1,563,416
Total obligations	$260,279	343,337	495,800	464,000	$1,563,416

17. Subsequent Events:

17.1 Subsequent to December 31, 2015 and through the date of this report, the Company has purchased $98.4 million in principal amount of the 7.25% Senior Unsecured Notes due in 2019 and $148.0 million of the 6.5% Senior Secured Notes due in 2017, resulting in a total gain of $125.0 million.
17.2 On January 21, 2016, ENI Angola S.p.A terminated the drilling contract for the Ocean Rig Olympia operating offshore Angola. The Company is currently in discussions to settle the amount due to it in an amicable fashion.
17.3 On February 11, 2016, Total E&P Congo sent a notice to terminate the drilling contract for the Ocean Rig Apollo. As per the contract, the Company is entitled to a termination fee that varies from 50% to 95% of the operating rate that will be payable monthly until April 2018.
17.4 On March 7, 2016, the Company commenced arbitration proceedings against Total E&P Angola for the termination of the contract with Ocean Rig Olympia.
17.5 On March 7, 2016, the Company signed a drilling contract for one of its semi-submersible drilling units, the Leiv Eiriksson, with Lundin Norway AS. The drilling contract is for a minimum of 3 wells, for drilling offshore Norway, with an estimated backlog of approximately $23.6 million. The rig is scheduled to commence this contract in the third quarter of 2016.
17.6 On March 31, 2016 the Company signed a management services agreement with TMS Offshore Services Inc. (''TMS"), a company affiliated with the Company's Chairman and CEO George Economou, to provide certain management services related to the Company's drilling units including but not limited to  commercial, financing, legal and insurance services. Under the terms of this agreement, TMS will be compensated with a fixed monthly fee of $835 as well as certain variable fees including 1.00% on monies earned under drilling contracts, 0.75% on sale and purchase or M&A transactions and 0.20% on all financing transactions. Furthermore, the Company will reimburse TMS for all out-of-pocket expenses and travel expenses. There is a one-time set up fee upon execution of the agreement. This agreement is effective January 1, 2016 and will supersede the existing agreements with Cardiff Drilling and Vivid Finance which will be cancelled at no cost to the Company.

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Balance Sheets
December 31, 2014 and 2015
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2014	2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$60	$35
Other current assets	2,090	182
Total current assets	2,150	217

NON-CURRENT ASSETS:
Investments in subsidiaries*	3,549,399	3,781,705
Due from related parties	117,219	-
Total non-current assets	3,666,618	3,781,705

Total assets	$3,668,768	$3,781,922

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Other current liabilities	$10,278	$9,913
Total current liabilities	10,278	9,913

NON-CURRENT LIABILITIES
Long term debt, net of current portion	492,214	497,244
Total non-current liabilities	492,214	497,244

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2014 and 2015, nil issued and outstanding at December 31, 2014 and 2015, respectively
Common stock, $0.01par value; 1,000,000,000 shares authorized, at December 31, 2014 and 2015, 132,017,178 and 160,888,606 issued and outstanding at December 31, 2014 and 2015, respectively	1,320	1,609
Treasury stock ; 0 shares at December 31, 2014 and $0.01 par value; 22,222,222 shares at December 31, 2015		(222)
Additional paid-in capital	3,494,957	3,572,549
Accumulated other comprehensive loss	(23,938)	(22,841)
Accumulated deficit	(306,063)	(276,330)
Total stockholders' equity	3,166,276	3,274,765
Total liabilities and stockholders' equity	$3,668,768	$3,781,922

*      Eliminated in consolidation

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Statements of Operations
For the years ended December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	For the year ended December 31,
	2013	2014	2014
EXPENSES:

General and administrative expenses	$8,565	$7,983	$6,924

Operating loss	(8,565)	(7,983)	(6,924)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(53,193)	(82,109)	(65,988)
Interest income	-	1,383	-
Loss on interest rate swaps	(149)	-	-
Other, net	2,358	6,224	5,041

Total other (expenses), net	(50,984)	(74,502)	(60,947)

Equity in earnings of subsidiaries*	122,872	342,288	147,885

Net income	$63,323	$259,803	$80,014

Net Income To Common Stockholders	63,221	259,031	78,839

Earnings per common share, basic and diluted	0.48	1.96	0.57

Weighted average number of shares, basic and diluted	131,727,504	131,837,227	138,757,176

* Eliminated in consolidation

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Statements of Comprehensive Income/(loss)
For the years ended December 31, 2013, 2014 and 2015
 (Expressed in thousands of U.S. Dollars – except for share and per share data)

	For the year ended December 31,
	2013	2014	2015
Net income	$63,323	$259,803	$80,014

Other Comprehensive income / (loss):
Reclassification of realized losses associated with capitalized interest to Consolidated Statement of Operations	1,036	1,034	1,035
Actuarial gains/(losses)	3,335	(1,518)	62
Other Comprehensive income / (loss)	4,371	(484)	1,097
Total Comprehensive income	$67,694	$259,319	$81,111

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2013, 2014 and 2015
 (Expressed in thousands of U.S. Dollars)

	For the year ended December 31,
	2013	2014	2015
Net Cash Used in Operating Activities	$(62,302)	$(88,302)	$237,535

Cash Flows from Investing Activities:
Investments in subsidiaries	61,406	289,654	(379,993)
Loan to parent	-	(120,000)	-
Proceeds from arrangement fees	-	3,000	-
Net Cash Provided by Investing Activities	61,406	172,654	(379,993)

Cash Flows from Financing Activities:
Proceeds from senior notes	-	500,000
Payments of senior notes	-	(500,000)
Dividends paid	-	(75,194)	(50,281)
Net proceeds from common stock issuance			192,714
Payments for issuance of subsidiaries shares	-	(466)
Payment of financing fees	-	(8,690)
Net Cash used in Financing Activities	-	(84,350)	142,433
Net increase/(decrease) in cash and cash equivalents	(896)	2	(25)
Cash and cash equivalents at beginning of year	954	58	60
Cash and cash equivalents at end of year	$58	$60	$35

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)

In the condensed financial information of the Parent Company, the Parent Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries.

There are no legal or regulatory restrictions on the Parent Company's ability to obtain funds from its subsidiaries through dividends, loans or advances sufficient to satisfy the obligations discussed below that are due on or before December 31, 2016.

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

On November 18, 2014, the Parent Company entered into a $120,000 unsecured facility with its former parent company, DryShips. The loan from the Parent Company to DryShips bore interest at a LIBOR plus margin rate and was due in May 2016. During the year ended December 31, 2015, the Parent Company exchanged the $120,000 unsecured facility for an aggregate amount of 22,222,222 of the Company's shares owned by Dryships. These shares were not retired and are held as treasury stock.

The Parent Company is guarantor on the $1,300,000 facilities, the $1,900,000 facilities, the $462,000 facility and the 6.5% Senior Secured Notes due 2017 described in Note 8 "Long-term Debt" to the consolidated financial statements. As of December 31, 2015, the amount outstanding relating to these three facilities amounted to $3,573,821 in aggregate and the amount outstanding relating to the 6.5% Senior Secured Notes amounted to $607,742.

During the year ended December 31, 2015, the Parent Company paid dividends of $50,281.

The condensed financial information of the Parent Company should be read in conjunction with the Company's consolidated financial statements.