Form 20-F
period 2016-12-31
Ocean Rig UDW Inc.
filed 2017-03-22
CIK 1447382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

The Cayman Islands
(Jurisdiction of incorporation or organization)

Ocean Rig Cayman Management Services SEZC Limited
3rd Floor Flagship Building
Harbour Drive, Grand Cayman, Cayman Islands
(Address of principal executive offices)

Iraklis Sbarounis
c/o Ocean Rig Cayman Management Services SEZC Limited
3rd Floor Flagship Building
Harbour Drive, Grand Cayman, Cayman Islands,
Telephone: +1 345 327 9232
Email: ocrcayman@ocean-rig.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Name of exchange on which registered

Common stock, $0.01 par value	The NASDAQ Stock Market LLC
Preferred stock purchase rights	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2016, there were 82,586,851 shares of the registrant's common stock, $0.01 par value, outstanding.
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
In addition to these important factors and matters discussed elsewhere in this annual report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:
●
our ability to come to a satisfactory resolution with our creditors in our ongoing consideration of various strategic alternatives, which we expect to include a restructuring of our debt, and our ability to successfully conclude such a restructuring;

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
	Ocean Rig UDW Inc.
(U.S. Dollars in	As of December 31,
thousands except for share and per share data)	2012	2013	2014	2015	2016

Income statement data:
Total revenues	941,903	1,180,250	1,817,077	1,748,200	1,653,667
Drilling units operating expenses	563,583	504,957	727,832	582,122	454,329
Loss on disposals	133	-	-	5,177	25,274
Impairment loss	-	-	-	414,986	3,776,338
Depreciation and amortization	224,479	235,473	324,302	362,587	334,155
Legal settlements and other, net	4,524	6,000	(721)	(2,591)	(8,720)
General and administrative expenses	83,647	126,868	131,745	100,314	103,961
Total operating expenses	876,366	873,298	1,183,158	1,462,595	4,685,337

Operating income/ (loss)	65,537	306,952	633,919	285,605	(3,031,670)
Interest and finance costs	(116,427)	(220,564)	(300,131)	(280,348)	(226,981)
Interest income	553	9,595	12,227	9,811	3,449
Gain/(loss) on interest rate swaps	(36,974)	8,616	(12,671)	(11,513)	(4,388)
Gain from repurchase of Senior Notes	-	-	-	189,174	125,001
Other income/(expense), net	(1,068)	3,315	4,282	(12,899)	(614)
Total other expenses, net	(153,916)	(199,038)	(296,293)	(105,775)	(103,533)

Income/(loss) before income taxes	(88,379)	107,914	337,626	179,830	(3,135,203)
Income taxes	(43,957)	(44,591)	(77,823)	(99,816)	(106,315)
Net income/(loss)	$(132,336)	$63,323	$259,803	$80,014	$(3,241,518)
Net Income/(loss) attributable to common stockholders	$(132,336)	$63,221	$259,031	$78,839	$(3,241,518)
Earnings/(loss) per share attributable to common stockholders, basic and diluted	$(1.00)	$0.48	$1.96	$0.57	$(33.43)
Weighted average number of common shares, basic and diluted	131,696,935	131,727,504	131,837,227	138,757,176	96,950,847

	Ocean Rig UDW Inc.
(U.S. Dollars in	As of December 31,
thousands except for share and per share data)	2012	2013	2014	2015	2016
Balance sheet data:
Cash and cash equivalents	317,366	605,467	528,933	734,747	718,684
Other current assets	279,768	404,250	449,259	503,355	361,257
Total current assets	597,134	1,009,717	978,192	1,238,102	1,079,941
Drilling units, machinery and equipment, net	4,399,462	5,777,025	6,207,633	6,336,892	2,438,292
Intangible assets, net	7,619	6,175	4,732	3,289	1,845
Other non-current assets	228,074	165,220	228,557	47,085	25,997
Advances for drilling units under construction and related costs	992,825	662,313	622,507	394,852	545,469
Total assets	6,225,114	7,620,450	8,041,621	8,020,220	4,091,544
Current liabilities, including current portion of long term debt, net of deferred financing costs	505,665	543,654	417,693	401,464	812,011
Long term debt, net of current portion and deferred financing costs	2,683,630	3,907,835	4,352,592	4,271,743	3,247,216
Other non-current liabilities	127,304	189,118	105,060	72,248	21,567
Total liabilities	3,316,599	4,640,607	4,875,345	4,745,455	4,080,794
Number of shares issued	131,725,128	131,875,128	132,017,178	160,888,606	160,888,606
Stockholders' equity	2,908,515	2,979,843	3,166,276	3,274,765	10,750
Common Stock	1,317	1,319	1,320	1,609	1,609
Dividends declared, per share	-	-	0.57	0.38	-
Total liabilities and stockholders' equity	$6,225,114	$7,620,450	$8,041,621	$8,020,220	$4,091,544

	Ocean Rig UDW Inc.
(U.S. Dollars in	Year Ended December 31,
thousands, except for operating data)
	2012	2013	2014	2015	2016
Cash flow data:
Net cash provided by / (used in):
Operating activities	$278,303	$333,008	$469,817	$593,012	$763,129
Investing activities	(320,469)	(1,144,230)	(814,984)	(643,717)	(392,547)
Financing activities	108,654	1,099,323	268,633	263,267	(386,645)
Other financial data
EBITDA (1)	251,974	554,356	949,832	812,954	(2,577,516)
Cash paid for interest	73,219	113,337	212,014	256,056	254,207
Capital expenditures	(310,054)	(1,283,364)	(748,981)	(633,843)	(340,153)
Operating data, when on hire
Total Fleet	6	8	9	10	11
_____________________

(1)  EBITDA represents net income/loss before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. generally accepted accounting principles, or U.S. GAAP, measure and does not represent and should not be considered as an alternative to net income /loss or cash flow from operations, as determined by GAAP or other GAAP measures, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations.

	Ocean Rig UDW Inc.

(U.S. Dollars in	Year Ended December 31,
thousands)	2012	2013	2014	2015	2016
EBITDA reconciliation
Net income / (loss)	$(132,336)	$63,323	$259,803	$80,014	(3,241,518)
Add: Depreciation and amortization	224,479	235,473	324,302	362,587	334,155
Add: Net interest expense	115,874	210,969	287,904	270,537	223,532
Add: Income taxes	43,957	44,591	77,823	99,816	106,315
EBITDA	$251,974	$554,356	$949,832	$812,954	$(2,577,516)

B.	Capitalization and Indebtedness
Not applicable.
C.	Reasons for the Offer and Use of Proceeds
Not applicable.
D.	Risk Factors
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
Risks Relating to Our Industry
The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations.  We expect that these conditions will require us to effect a restructuring of our debt.
The oil and gas drilling industry is currently in the midst of a severe and prolonged downcycle.  Crude oil prices have fallen during the past years.  The price of crude oil has fallen from over $100 per barrel in March 2014, to approximately $50 per barrel in March 2017. The significant decrease in oil and natural gas prices is expected to continue to reduce many of our customers' demand for our services in 2017 onwards. In fact, in response to the recent decrease in the prices of oil and gas, a number of our oil and gas company customers have announced significant decreases in budgeted expenditures for offshore drilling.  Declines in capital spending levels, coupled with additional newbuilding supply, have and are likely to continue to put significant pressure on dayrates and utilization. The decline and the perceived risk of a further decline in oil and/or gas prices could cause oil and gas companies to further reduce their overall level of activity or spending, in which case demand for our services may further decline and revenues may continue to be adversely affected through lower drilling unit utilization and/or lower dayrates.
Historically, when drilling activity and spending decline, utilization and dayrates also decline and drilling has been reduced or discontinued, resulting in an oversupply of drilling units. The recent oversupply of drilling units is exacerbated by the entry of a large number of newbuilding drilling units into the market. The supply of available uncontracted units has and is likely to further intensify price competition as scheduled delivery dates occur and additional contracts terminate without renewal and lead to a reduction in dayrates as the active fleet grows.
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
In the current environment our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower dayrates. Since 2014, five of our clients have decided to terminate the drilling contracts for five of our operating units, the Eirik Raude, the Ocean Rig Olympia, the Ocean Rig Apollo, the Ocean Rig Mylos and the Ocean Rig Athena. The effects of the down-cycle may have other impacts on our business as well. In addition, as the market value of our drilling units decreases, and if we sell any drilling unit at a time when prices for drilling units have fallen, such a sale may result in a loss, which would negatively affect our results of operations.
Prolonged periods of low dayrates, the possible termination or loss of contracts and reduced values of our drilling units could negatively impact our ability to comply with certain financial covenants under the terms of our debt agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, is dependent on our future performance and may be affected by events beyond our control. If a default occurs under these agreements, lenders could terminate their commitments to lend or in some circumstances accelerate the outstanding loans and declare all amounts borrowed due and payable.  In addition, our existing debt agreements contain cross-default provisions that would be triggered upon an acceleration under other debt instruments.  In the event of an acceleration or payment default by us under one of our debt agreements, the lenders under our other existing debt agreements could determine that we are in default under our other financing agreements.  This could lead to an acceleration and enforcement of such agreements by our lenders.
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
Due to these factors and our current financial condition, we do not expect that we will be able to obtain new drilling contracts in the medium term or that financing will be available to the extent required, in either case on acceptable terms or at all.  Without new drilling contracts or additional financing being available when needed, or is available only on unfavorable terms, we will be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional drilling unit acquisitions or otherwise take advantage of business opportunities as they arise.

As a result, we are actively exploring and considering various strategic alternatives with our financial and legal advisors and key stakeholders, which we expect will result in a restructuring of our debt. We expect that any comprehensive deleveraging plan will result in significant dilution to current shareholders and potential losses for other financial stakeholders. We expect the implementation of any restructuring of our debt to involve schemes of arrangement in the Cayman Islands, a filing under the U.S. Bankruptcy Code or other available options.
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
The current state of global financial markets, current economic conditions and our financial condition has adversely affected our ability to obtain additional financing on acceptable terms. We expect that these conditions will require us to effect a restructuring of our debt.
Global financial markets and economic conditions have been, and continue to be, volatile. In recent years, the debt and equity capital markets have been severely distressed for companies in our sector. These issues, along with the re-pricing of credit risk and uncertain economic conditions, coupled with our current financial condition, have made, and will likely continue to make, it difficult to obtain additional financing. We expect that the current state of our financial condition will adversely affect our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.
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
During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling units by ordering the construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and dayrates when the drilling units enter the market, sometimes for extended periods of time until the units have been absorbed into the active fleet. According to industry sources, the worldwide fleet of floating rigs as of the end of the third quarter of 2016 consisted of 295 units, comprised of 75 midwater and 220 deepwater rigs.  An additional three midwater and 54 deepwater rigs were under construction or on order as of the end of the third quarter of 2016, which would bring the total fleet to 352 floating rigs. The entry into service of these new, upgraded or reactivated drilling units will increase supply and has already led to a reduction in dayrates as drilling units are absorbed into the active fleet. In addition, the new construction of high-specification drilling units, as well as changes in our competitors' drilling unit fleets, could require us to make material additional capital investments to keep our fleet competitive. Lower utilization and dayrates could adversely affect our revenues and profitability. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on our drilling units if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable.
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
We operate in various regions throughout the world.  Our drilling units, the Ocean Rig Corcovado, and the Ocean Rig Mykonos, are operating offshore Brazil, the Ocean Rig Poseidon and the Ocean Rig Skyros are operating offshore Angola and the Leiv Eiriksson is operating offshore Norway. Our drilling units, the Eirik Raude, the Ocean Rig Olympia, the Ocean Rig Mylos, the Ocean Rig Paros, the Ocean Rig Apollo and the Ocean Rig Athena are cold stacked in Greece.
In the past, our drilling units have operated among other locations, in the Gulf of Mexico and offshore Canada, Norway, the United Kingdom, Ghana, West Africa, Ivory Coast, offshore Greenland, Turkey, Ireland, west of the Shetland Islands, the Falkland Islands, Tanzania, the North Sea, offshore Brazil, Ivory Coast, Greenland, Senegal, Angola and Congo, respectively. As a result of our international operations, we may be exposed to political and other uncertainties, including risks of:
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

The Deepwater Horizon oil spill in the Gulf of Mexico may result in more stringent laws and regulations governing deep-water drilling, which could have a material adverse effect on our business, operating results or financial condition.
On April 20, 2010, there was an explosion and a related fire on the Deepwater Horizon, an ultra-deep-water semi-submersible drilling unit that is not connected to us, while it was servicing the Macondo well in the Gulf of Mexico. This catastrophic event resulted in the death of 11 workers and the total loss of that drilling unit, as well as the release of large amounts of oil into the Gulf of Mexico, severely impacting the environment and the region's key industries. This event was investigated by several federal agencies, including the U.S. Department of Justice, and by the U.S. Congress, and the subject of numerous lawsuits. On January 11, 2011, the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling released its final report, with recommendations for new regulations.
We do not currently operate our drilling units in these regions, but we may do so in the future. In any event, changes to leasing and drilling activity requirements as a result of the Deepwater Horizon incident could have a substantial impact on the offshore oil and gas industry worldwide. All drilling activity in the U.S. Gulf of Mexico must be in compliance with enhanced safety requirements contained in the Notice to Lessees 2015-N01. Effective October 22, 2012 all drilling in the U.S. Gulf of Mexico must also comply with the Final Drilling Safety Rule as adopted on August 15, 2012, which enhances safety measures for energy development on the outer continental shelf. All drilling must also comply with the Workplace Safety Rule on Safety and Environmental Management Systems. Also the Bureau of Ocean Energy Management, or BOEM, proposed a rule increasing the limits of liability of damages for offshore facilities under OPA based on inflation which became effective in January 2015.  In April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling and the Bureau of Safety and Environmental Enforcement, or BSEE, announced a new Well Control Rule in April 2016.  In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. We continue to evaluate these requirements to ensure that our drilling units and equipment are in full compliance, where applicable. Additional requirements could be forthcoming based on further recommendations by regulatory agencies investigating the Macondo well incident.
We are not able to predict the extent of future leasing plans or the likelihood, nature or extent of additional rulemaking. Nor are we able to predict when the BOEM will enter into leases with our customers or when the BSEE will issue drilling permits to our customers. We are not able to predict the future impact of these events on our operations. The current and future regulatory environment in the Gulf of Mexico could impact the demand for drilling units in the Gulf of Mexico in terms of overall number of drilling units in operations and the technical specification required for offshore drilling units to operate in the Gulf of Mexico. It is possible that short-term potential migration of drilling units from the Gulf of Mexico could adversely impact dayrates levels and fleet utilization in other regions. In addition, insurance costs across the industry have increased as a result of the Macondo well incident and certain insurance coverage has become more costly, less available, and not available at all from certain insurance companies.
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
Although none of our drilling units have operated during the year ending December 31, 2016 in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, including Iran, Sudan and Syria, in the future our drilling units may operate in these countries from time to time on our customers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.
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
As a result of the credit crisis in Europe in recent years, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was activated by mutual agreement, and entered into force in 2013, and assumed the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries.
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
Our business is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where we operate. The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. We may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity. Our ability to compete in international contract drilling markets may be limited by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. Offshore drilling in certain areas has been curtailed and, in certain cases, prohibited because of concerns over protection of the environment. For example, on December 20, 2016, the United States President invoked a law that banned offshore oil and gas drilling in large areas of the Arctic and the Atlantic Seaboard.  It is presently unclear how long this ban will remain in effect. A ban on new drilling in Canadian Arctic waters was announced simultaneously.  Moreover, operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.
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
Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our drilling units. These regulations include, but are not limited to, the International Maritime Organization, or IMO, International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including designation of Emission Control Areas, or ECAs, thereunder, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the IMO International Convention on Load Lines of 1966, as from time to time amended, the International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, or CWA, the U.S. Clean Air Act, or CAA, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, European Union regulations, and Brazil's National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law (9966/2000) relating to pollution in Brazilian waters.

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
Currently, emissions of greenhouse gases from ships involved in international transport are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention of Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016.  The Paris Agreement does not directly limit greenhouse gas emissions from ships.  As of January 1, 2013, all ships (including drilling units) must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. Currently operating ships are now required to develop and implement the Ship Energy Efficiency Management Plans, or SEEMPs, and the new ships to be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. Also, under these measures, by 2025 all new ships built will be 30% more efficient than those built in 2014. These requirements could cause us to incur additional compliance costs. The IMO is also considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships. In April 2015, a regulation was adopted requiring that large ships (over 5,00 gross tons) calling at European Union, or EU, ports from January 2018 collect and publish data on carbon dioxide emissions and other information.  In the United States, the EPA has issued a finding that greenhouse gases endanger public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulphur content in marine fuel. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.
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

Failure to comply with the U.S. Foreign Corrupt Practices Act and anti-bribery and anti-corruption regulations in other jurisdictions in which we operate could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.
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
Military tension involving North and South Korea, the Middle East, Africa and other attacks, threats of attacks, terrorism and unrest, have caused instability or uncertainty in the world's financial and commercial markets and have significantly increased political and economic instability in some of the geographic areas where we operate and where we have contracted with a major shipyard in Korea, to build our two newbuilding drilling units. Acts of terrorism and armed conflicts or threats of armed conflicts in these locations could limit or disrupt our operations, including disruptions resulting from the cancellation of contracts or the loss of personnel or assets. In addition, any possible reprisals as a consequence of ongoing military action in the Middle East, such as acts of terrorism in the United States or elsewhere, could materially and adversely affect us in ways we cannot predict at this time.
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
Hurricanes Ivan, Katrina, Rita, Gustav and Ike caused damage to a number of drilling units unaffiliated with us in the U.S. Gulf of Mexico. Drilling units that moved off their locations during the hurricanes damaged platforms, pipelines, wellheads and other drilling units. BOEM and the BSEE, the U.S. organizations that issue a significant number of relevant guidelines for the drilling units' activities, had guidelines for tie-downs on drilling units and permanent equipment and facilities attached to outer continental shelf production platforms, and moored drilling unit fitness during hurricane season. These guidelines effectively imposed requirements on the offshore oil and natural gas industry in an attempt to increase the likelihood of survival of offshore drilling units during a hurricane. The guidelines also provided for enhanced information and data requirements from oil and natural gas companies that operate properties in the Gulf of Mexico region of the Outer Continental Shelf. BOEM and BSEE may issue similar guidelines for future hurricane seasons and may take other steps that could increase the cost of operations or reduce the area of operations for our ultra-deepwater drilling units, thereby reducing their marketability. Implementation of new guidelines or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs and limit the operational capabilities of our drilling units. Our drilling units do not currently operate in the Gulf of Mexico or other U.S. coastal waters but may do so in the future.
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
As of December 31, 2016, on a consolidated basis, we had $3.9 billion in aggregate principal amount of indebtedness outstanding, including the repurchase of senior notes discussed below.
On February 13, 2015, our wholly owned subsidiary, Drillship Alonissos Shareholders Inc., entered into a secured term loan facility to partially finance the construction costs of the Ocean Rig Apollo and we drew down an amount of $462 million under this facility on March 3, 2015. On February 11, 2016, the client of the Ocean Rig Apollo sent to the Company a notice of termination for convenience of the client. Under the $462 million Senior Secured Credit Facility, the Company was required to find a new Satisfactory Drilling Contract (as defined in the loan agreement) by May 21, 2016. The Company did not secure a new drilling contract for the Ocean Rig Apollo and, therefore, the Company was required to make a mandatory prepayment of approximately $145.9 million on August 22, 2016.  On August 31, 2016, the Company's wholly owned subsidiary, Drillship Alonissos Shareholders Inc., entered into an amendment to the term loan facility agreement in consideration for the lenders agreeing to, among other amendments, reduce the amount of the mandatory prepayment from $145.9 million to $125.0 million. Please refer to the discussion on Long- term debt as detailed in Note 9 of our audited consolidated financial statements.
During the years ended December 31, 2015 and 2016, two of our wholly owned subsidiaries have repurchased a principal amount of $369.0 million of the 7.25% Senior Unsecured Notes due in 2019 and $340.3 million of the 6.5% Senior Secured Notes due in 2017. Effective March 21, 2017, the Notes held by our wholly owned subsidiaries have been cancelled.

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
●
we may be less able to take advantage of significant business opportunities and to react to changes in market or industry conditions than our competitors and our management's discretion in operating our business may be limited; and

●
we may be unable to raise the funds necessary to repurchase our Senior Secured Notes due 2017, issued by Drill Rigs Holdings Inc., our wholly-owned subsidiary, or Drill Rigs Holdings, if there is a change of control or event of loss or in connection with an asset sale offer, which would constitute a default under the indenture governing the Senior Secured Notes.

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
The uncertainty associated with our ability to meet our obligations as they become due raises substantial doubt about our ability to continue as a going concern. This annual report on Form 20-F discloses, and the report of the Company's independent registered public accounting firm that accompanies our audited consolidated financial statements in this annual report contains, an explanatory paragraph regarding the substantial doubt about the Company's ability to continue as a going concern. See Note 3 to the Company's consolidated financial statements in this annual report. As a result, we have been exploring and considering various strategic alternatives with our financial and legal advisors and key stakeholders, which we expect will result in a restructuring of our debt. We expect that any comprehensive deleveraging plan will result in significant dilution to current shareholders and potential losses for other financial stakeholders. We expect the implementation of any restructuring of our debt to involve schemes of arrangement in the Cayman Islands, a filing under the U.S. Bankruptcy Code or other available options.
Recently we announced that we are considering various strategic alternatives which we expect will result in a restructuring of the Company's debt and that we expect that any comprehensive deleveraging plan is likely to result in significant dilution to current shareholders and potential losses for our other financial stakeholders.
As previously announced, as a result of the impact on the Company's financial position from the sustained weakness in industry conditions and the substantial amount of long-term debt outstanding, the Company has engaged financial and legal advisors to assist with the evaluation of various strategic alternatives to address our liquidity and capital structure, including a review of strategic and refinancing alternatives. The options under consideration include, but are not be limited to, seeking a restructuring, amendment or refinancing of existing debt through a private restructuring or reorganization under schemes of arrangement in the Cayman Islands, a filing under the U.S. Bankruptcy Code or other available options.
Obtaining a court approved restructuring or seeking bankruptcy court protection could have a material adverse effect on our business prospects, financial condition, liquidity, and results of operations. So long as schemes of arrangement or court process related to U.S. bankruptcy proceeding continues, our senior management would be required to spend a significant amount of time and effort dealing with the reorganization instead of focusing exclusively on our business operations. These types of proceedings also might make it more difficult to retain management and other key personnel necessary to the success and growth of our business. In addition, the longer such a process continues, the more likely it is that our customers and suppliers would lose confidence in our ability to reorganize our business successfully and would seek to establish alternative commercial relationships. Our ability to implement our business strategy will be subject to the final terms of any restructuring plan.

We expect that any comprehensive deleveraging plan will result in significant dilution to current shareholders and potential losses for other financial stakeholders.  However, there is no guarantee that a successful restructuring will be concluded. We have a significant amount of indebtedness that is senior to our existing common shares in our capital structure, and we believe that seeking bankruptcy court protection under schemes of arrangement in the Cayman Islands, a filing under the U.S. Bankruptcy Code or other available options could place our common shareholders at significant risk of losing all of their interests in the Company.
The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
We are domiciled in the Cayman Islands and all but four of our subsidiaries are incorporated in the Republic of the Marshall Islands and certain other countries other than the United States. Practically all of our assets and those of our subsidiaries are located outside the United States, and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations in the United States. If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court's jurisdiction if any other bankruptcy court would determine it had jurisdiction.
We may incur additional debt, which could exacerbate the risks associated with our substantial leverage.
Even with our existing level of debt, we and our subsidiaries may incur additional indebtedness in the future. In March 2015 we drew down an amount of $462.0 million under the previous agreed facility in connection with the delivery of Ocean Rig Apollo and we may incur additional indebtedness in order to fund the estimated remaining contractual obligations for the construction of the remaining two unfinanced seventh generation drilling units, excluding financing costs, of $0.9 billion as of the day of this annual report. Although the terms of our existing debt agreements, and any future debt agreements we enter into, will limit our ability to incur additional debt, these terms may not prohibit us from incurring substantial amounts of additional debt for specific purposes or under certain circumstances. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify and could further exacerbate the risks associated with our substantial leverage.
The agreements and instruments governing our indebtedness contain restrictions and limitations that could significantly impact our ability to operate our business.
Our secured credit facilities, the indentures governing the Senior Secured Notes and Senior Unsecured Notes impose, and future financial obligations may impose, certain operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to, among other things:
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
These restrictions, ratios and financial covenants in our debt agreements could limit our ability to fund our operations or capital needs, make acquisitions or pursue available business opportunities, which in turn may adversely affect our financial condition. A violation of any of these provisions could result in a default under our existing and future debt agreements which could allow all amounts outstanding thereunder to be declared immediately due and payable. An acceleration thereunder would likely in turn trigger cross-acceleration and cross-default rights under the terms of our indebtedness outstanding at such time. If the amounts outstanding under our indebtedness were to be accelerated or were the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders. Furthermore, if our assets are foreclosed upon, we will not have any income-producing assets left, and as such, we may not be able to generate any cash flow in the future. We have been exploring and considering various strategic alternatives with our financial and legal advisors and key stakeholders, which we expect will result in a restructuring of our debt. In the event we seek protection under insolvency under jurisdictions other than the United States, including the Cayman Islands, or file for bankruptcy protection under the U.S. Bankruptcy Code (or any of our creditors forces us into bankruptcy), the value of our securities may be reduced to zero, our existing shareholders may not receive any distributions or assets in any liquidation and/or existing shareholders may be subject to significant dilution.
We may not be able to generate sufficient cash flow to meet our debt service and other obligations due to events beyond our control.
Our ability to make scheduled payments on our outstanding indebtedness will depend on our ability to generate cash from operations in the future. Our future financial and operating performance will be affected by a range of economic, financial, competitive, regulatory, business and other factors that we cannot control, such as general economic and financial conditions in the offshore drilling industry or the economy generally. In particular, our ability to generate steady cash flow will depend on our ability to secure drilling contracts at acceptable rates. Assuming no exercise of any options to extend the terms of our existing drilling contracts, the contracts of our five operating drilling units expire between the third quarter of 2017 and the third quarter of 2021. We cannot guarantee that we will be able to secure employment for the Ocean Rig Olympia, the Eirik Raude, the Ocean Rig Mylos and the Ocean Rig Apollo, the Ocean Rig Athena and the Ocean Rig Paros our uncontracted operating drilling units.  We also cannot guarantee that we will be able to secure employment for the Ocean Rig Santorini and the Ocean Rig Crete which were previously scheduled for delivery in 2017 and 2018, respectively, but have been postponed to June 2018 and January 2019, respectively.
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
If for any reason we are unable to meet our debt service and repayment obligations, we would be in default under the terms of the agreements governing such indebtedness, which would allow creditors at that time to declare all such indebtedness then outstanding to be due and payable. This would likely in turn trigger cross-acceleration or cross-default rights among our other debt agreements. Under these circumstances, lenders could compel us to apply all of our available cash to repay borrowings or they could prevent us from making payments on the notes. If the amounts outstanding under our existing and future debt agreements were to be accelerated, or were the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders. Furthermore, if our assets are foreclosed upon, we will not have any income-producing assets left, and as such, we may not be able to generate any cash flow in the future. We have been exploring and considering various strategic alternatives with our financial and legal advisors and key stakeholders, which we expect will result in a restructuring of our debt. In the event we seek protection under insolvency under jurisdictions other than the United States, including the Cayman Islands, or file for bankruptcy protection (or any of our creditors forces us into bankruptcy), the value of our securities may be reduced to zero, our existing shareholders may not receive any distributions or assets in liquidation and/or existing shareholders may be subject to significant dilution.

We will need to procure significant additional financing, which may be difficult to obtain on acceptable terms or at all, in order to complete the construction of our seventh generation drilling units.
We have entered into contracts with a major shipyard in Korea, for the construction of three seventh generation drilling units. The estimated total project cost for our three seventh generation drilling units, excluding financing costs, was approximately $2.2 billion, of which an aggregate of approximately $0.9 billion was outstanding as of December 31, 2016. On August 11, 2016, we entered into agreements with the shipyard to amend certain terms relating to contracts for the construction of the three seventh generation drilling units (the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos) which were previously scheduled for delivery in 2017, 2018 and 2019, respectively. As part of the agreements, the delivery of the Ocean Rig Santorini and the Ocean Rig Crete were postponed to June 2018 and January 2019, respectively, certain installments were rescheduled and the total construction costs were increased to $694.8 million and $709.6 million, respectively. With respect to the Ocean Rig Amorgos, we agreed to suspend its construction with an option, subject to our option, to bring it back into force within a period of 18 months after the date of the addendum.  We expect to finance the remaining delivery payments of these seventh generation drilling units with cash on hand, operating cash flow, equity financing and additional bank debt. In the event of a default, we may also incur additional costs and liability to the shipyards, which may pursue claims against us for damages under our newbuilding construction contracts and retain and sell our seventh generation drilling units to third parties.
We may be unable to secure ongoing drilling contracts, including for the Ocean Rig Olympia, the Eirik Raude, the Ocean Rig Apollo, the Ocean Rig Mylos, the Ocean Rig Paros and the Ocean Rig Athena our uncontracted drilling units, the Ocean Rig Santorini and the Ocean Rig Crete which were postponed to June 2018 and January 2019, respectively, and for the Ocean Rig Amorgos, which we agreed to suspend its construction, due to strong competition, and the contracts that we enter into may not provide sufficient cash flow to meet our debt service obligations with respect to our indebtedness.
Assuming no exercise of any options to extend the terms of our existing drilling contracts, the contracts of our five operating drilling units expire between the third quarter of 2017 and the third quarter of 2021.
Our ability to renew our existing drilling contracts or obtain new drilling contracts for our drilling units, including the six uncontracted stacked drilling units and the seventh generation drilling units under construction for which we have not yet secured employment will depend on prevailing market conditions. We cannot guarantee we will be able to enter into new drilling contracts upon the expiration or termination of the contracts we have in place or at all or that there will not be a gap in employment between our current drilling contracts and subsequent contracts. In particular, if the price of crude oil is low, or it is expected that the price of crude oil will decrease in the future, at a time when we are seeking to arrange employment contracts for our drilling units, we may not be able to obtain employment contracts at attractive rates or at all.
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
We have entered into contracts with a major shipyard in Korea, for the construction of three seventh generation drilling units, which were previously scheduled for delivery in 2017, 2018 and 2019, respectively. As part of renegotiations, the delivery of the Ocean Rig Santorini and the Ocean Rig Crete were postponed to June 2018 and January 2019, respectively, certain installments were rescheduled and the total construction costs were increased to $694.8 million and $709.6 million, respectively. With respect to the Ocean Rig Amorgos, we agreed to suspend its construction with an option, subject to our option, to bring it back into force within a period of 18 months after the date of the addendum.  From time to time in the future, we may undertake additional new construction projects and conversion projects. In addition, we may make significant upgrade, refurbishment, conversion and repair expenditures for our fleet from time to time, particularly as our drilling units become older. Some of these expenditures are unplanned. These projects together with our existing construction projects and other efforts of this type are subject to risks of cost overruns or delays inherent in any large construction project as a result of numerous factors, including the following:
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
As our current operating fleet is comprised of 11 drilling units of which five drilling units are currently operative, we rely heavily on a small number of customers and the loss of a significant customer could have a material adverse impact on our financial results.
As of December 31, 2016, we had four customers for our current total fleet of 11 drilling units. We are subject to the usual risks associated with having a limited number of customers for our services. Our three largest customers represented 31%, 20% and 18% of our revenues during the fiscal year ended December 31, 2016, respectively, and these three customers represented, 69% of our revenues during the year ended December 31 2016. If our customers terminate, suspend or seek to renegotiate the drilling contracts for drilling units, as they are entitled to do under various circumstances, or cease doing business, our results of operations and cash flows could be adversely affected. We expect that a limited number of customers will continue to generate a substantial portion of our revenues for the foreseeable future.
Currently, our revenues depend on 11 drilling units, which are designed to operate in harsh environments. The damage or loss of any of our drilling units could have a material adverse effect on our results of operations and financial condition.
Our revenues are dependent on the Leiv Eiriksson, which is operating offshore Norway, our drilling units, the Ocean Rig Corcovado and the Ocean Rig Mykonos, which are operating offshore Brazil, the Ocean Rig Poseidon and the Ocean Rig Skyros which are operating offshore Angola, while the Eirik Raude, the Ocean Rig Olympia, the Ocean Rig Mylos, the Ocean Rig Athena, the Ocean Rig Paros and the Ocean Rig Apollo are currently uncontracted.

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
In addition, offshore drilling operations are subject to perils peculiar to marine operations, either while on-site or during mobilization, including capsizing, sinking, grounding, collision, marine life infestations, and loss or damage from severe weather. The replacement or repair of a drilling unit could take a significant amount of time, and we may not have any right to compensation for lost revenues during that time. As long as we have only five drilling units in operation, loss of or serious damage to one of the drilling units could materially reduce our revenues for the time that drilling unit is out of operation. In view of the sophisticated design of the drilling units, we may be unable to obtain a replacement unit that could perform under the conditions that our drilling units are expected to operate, which could have a material adverse effect on our results of operations and financial condition.
Our future contracted revenue for our fleet of drilling units may not be ultimately realized.
As of March 17, 2017, the future contracted revenue for our fleet of operating drilling units, or our contract backlog, was approximately $1.5 billion under firm commitments. We may not be able to perform under our drilling contracts due to events beyond our control, and our customers may seek to cancel or renegotiate our drilling contracts for various reasons, including adverse conditions, resulting in lower daily rates.  For example, during the year ended December 31, 2016 and up to the date of this report, five of our customers have terminated five of our drilling contracts. Our inability or the inability of our customers, to perform under the respective contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.
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
Every drilling unit must be "classed" by a classification society. The classification society certifies that the drilling unit is "in-class," signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.  Three of our drilling units are certified as being "in class" by Det Norske Veritas, one of our drillings units is certified as being "in class" by Bureau Veritas while the remaining six are certified as being "in class" by American Bureau of Shipping. The Leiv Eiriksson was credited with completing its last Special Periodical Survey in June 2016 and the Eirik Raude completed the same in December 2012, while their next Special Periodical Survey is scheduled for 2021 and 2017, respectively. However, due to the fact that the Eirik Raude is stacked, class layup has been applied and therefore it will be done as part of its reactivation. Two of our sixth-generation operating drilling units are due for their second Special Periodical Surveys in 2021 while the third drilling unit is due in 2017. Our one operating seventh generation drilling unit is due for its' first Special Periodical Survey in 2018. The stacked drilling units are due for their next Special Periodical Surveys in 2018, 2019, 2020, however, they are class laid up and therefore will be done as part of their reactivation. If any drilling unit does not maintain its class and/or fails any annual survey or special survey, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in certain of our debt agreements. Any such inability to carry on operations or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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
If the offshore contract drilling industry suffers further adverse developments in the future, the fair market value of our drilling units may further decline. The fair market value of the drilling units we currently own or may acquire in the future may increase or decrease depending on a number of factors, including:
●	prevailing level of drilling services contract dayrates;
●	general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;
●	types, sizes and ages of drilling units;
●	supply and demand for drilling units;
●	costs of newbuildings;
●	governmental or other regulations; and
●	technological advances.

In the future, if the market values of our drilling units deteriorate significantly, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If we sell any drilling unit when drilling unit prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the drilling unit's carrying amount on our financial statements, resulting in a loss. Additionally, any such deterioration in the market values of our drilling units could trigger a breach of certain financial covenants under our secured credit facilities and our lenders may accelerate loan repayments. Such a charge, loss or repayment could materially and adversely affect our business prospects, financial condition, liquidity, and results of operations. As a result of the impairment review for the year ended December 31, 2016, it was determined that the carrying amount of eight of our drilling units was not recoverable and, therefore, an impairment loss of $3,658.8 million was recognized, the impairment of the total advances and related costs provided to the yard, amounting to $92.4 million for the Ocean Rig Amorgos, and impairment of $25.2 million relating to the cashflow hedges for interest capitalized on vessels impaired included in "Impairment loss" in the accompanying consolidated statement of operations of our financial statements.

Because we generate most of our revenues in U.S. Dollars, but incur a significant portion of our employee salary and administrative and other expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.
Our principal currency for our operations and financing is the U.S. Dollar. A substantial portion of the operating dayrates for the drilling units, our principal source of revenues, are quoted and received in U.S. Dollars; however, a portion of our revenue under our contracts is receivable in Brazilian Real and Angolan Kwanza. The principal currency for operating expenses is also the U.S. Dollar; however, a significant portion of employee salaries and administration expenses, as well as parts of the consumables and repair and maintenance expenses for the drilling units, may be paid in Norwegian Kroner (NOK), Great British Pounds (GBP), Canadian dollars (CAD), Euros (EUR) or other currencies depending in part on the location of our drilling operations. For the year ended December 31, 2016, approximately 57% of our expenses were incurred in currencies other than the U.S. Dollars. This exposure to foreign currency could lead to fluctuations in net income and net revenue due to changes in the value of the U.S. Dollar relative to the other currencies. Revenues paid in foreign currencies against which the U.S. Dollar rises in value can decrease, resulting in lower U.S. Dollar denominated revenues. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase, resulting in higher U.S. Dollar denominated expenses. We have employed derivative instruments in order to economically hedge our currency exposure; however, we may not be successful in hedging our future currency exposure and our U.S. Dollar denominated results of operations could be materially and adversely affected upon exchange rate fluctuations determined by events outside of our control.
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
We require highly skilled personnel to operate and provide technical services and support for our business in the offshore drilling sector worldwide. As of December 31, 2016, we employed 1,367 employees, the majority of whom are full-time crew employed on our drilling units. Under certain of our employment contracts, we are required to have a minimum number of local crew members on our drilling units. We will need to recruit additional qualified personnel as we take delivery on our newbuilding drilling units. Competition for the labor required for drilling operations has intensified as the number of drilling units activated, added to worldwide fleets or under construction has increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. If turnover increases, we could see a reduction in the experience level of our personnel, which could lead to higher downtime, more operating incidents and personal injury and other claims, which in turn could decrease revenues and increase costs. In response to these labor market conditions, we are increasing efforts in our recruitment, training, development and retention programs as required to meet our anticipated personnel needs. If these labor trends continue, we may experience further increases in costs or limits on our offshore drilling operations.
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
As of March 17, 2017, we had paid an aggregate of $542.9 million to the major shipyard in Korea in connection with three of our seventh generation drilling units (the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos) which were previously scheduled for delivery in 2017, 2018 and 2019, respectively. As part of renegotiations, the delivery of two of the drilling units were postponed to June 2018 and January 2019, respectively, and one we agreed to suspend its construction with an option, subject to our option, to bring it back into force within a period of 18 months after the date of the addendum. The estimated remaining total construction payments for two newbuilding drilling units, excluding financing costs, amounted to approximately $0.9 billion in aggregate as of December 31, 2016.
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
We recognize fluctuations in the fair value of interest rate swap and cap floor agreements in our statement of operations. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements, under which loans have been advanced at a floating rate based on LIBOR and for which we have not entered into an interest rate swap or other hedging arrangement. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. As of December 31, 2016, we had no interest rate swap and cap and floor agreements. Please refer to the discussion on financial instruments and fair value measurements of our audited consolidated financial statements.
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
We are domiciled in the Cayman Islands and most of our subsidiaries are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.
Our corporate affairs are governed by our amended and restated memorandum and articles of association (as may be amended from time to time), the Companies Law (2016 Revision) of the laws of the Cayman Islands (as may be amended from time to time), and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. It should be noted that because the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Exchange Act in the United States, it provides significantly less statutory protection to investors.

The corporate affairs of many of our subsidiaries are governed by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholders' rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.
It may not be possible for investors to enforce U.S. judgments against us.
All but four of our subsidiaries are incorporated in jurisdictions outside the United States and a substantial portion of our assets and those of our subsidiaries are located outside the United States. In addition, all of our directors and officers reside outside the United States and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries and directors and officers are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries and directors and officers based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries and directors and officers based on those laws.  There is no statutory recognition in the Cayman Islands of judgments obtained in the U.S., although the courts of the Cayman Islands will generally recognize and enforce a monetary judgment of a foreign court of a competent jurisdiction without retrial on the merits, which: (a)  is final; (b)  is not in respect of taxes, a fine or a penalty; (c) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands
We depend on officers and directors who are associated with affiliated companies which may create conflicts of interest.
Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chairman of the Board, Chief Executive Officer, Mr. George Economou, is also the Chairman and Chief Executive Officer of DryShips, our former parent company, DryShips. In addition, our President and Chief Financial Officer, Mr. Anthony Kandylidis is also the President and Chief Financial Officer of DryShips. Mr. Economou has fiduciary duties to manage the business of DryShips in a manner beneficial to DryShips and its shareholders and may have conflicts of interest in matters involving or affecting us and our customers or shareholders. In addition, Messrs. Economou and Kandylidis may have conflicts of interest when faced with decisions that could have different implications for DryShips than they do for us. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
In addition, up to March 31, 2016, we had engaged Cardiff Drilling Inc. and Vivid Finance Ltd. companies, controlled by our Chairman, Chief Executive Officer and Class A Director, Mr. George Economou, to provide consulting and other services with respect to the arrangement of employment for, and relating to the purchase and sale of, our drilling units. On March 31, 2016, we signed a management services agreement with TMS Offshore Services Ltd., a Company affiliated with Mr. Economou, to provide certain management services related to our drilling units including but not limited to commercial, financing, legal and insurance services, effective from January 1, 2016.  This agreement was amended effective January 1, 2017. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions. If any of these conflicts of interest are not resolved in our favor, this could have a material adverse effect on our business.
Furthermore, the indentures governing our Senior Secured Notes, Senior Unsecured Notes and our credit facilities contains restrictions on our ability and the ability of our Restricted Subsidiaries (as defined in the indenture and credit facilities, respectively), including Drill Rigs Holdings, Drillships Ocean Ventures and Drillships Financing Holdings Inc. the issuer of the Senior Secured Notes, to engage in transactions with, or make certain payments to, affiliates. These restrictions do not prohibit us or any Restricted Subsidiary from entering into a management agreement with an affiliate, and any of its subsidiaries, for the provision of drilling unit management services (and the making of payments thereunder) that is entered into in the ordinary course of business and that is in line with industry standards, so long as such agreement has been approved by a majority of the disinterested directors.
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
Our common shares commenced "regular way" trading on the NASDAQ Global Select Market on October 6, 2011 and commenced trading in the Norwegian OTC market maintained by the Norwegian Security Dealers Association in December 2010. We received written notification from NASDAQ dated September 26, 2016, indicating that because the closing bid price of the Company's common stock for 30 consecutive business days, from August 12, 2016 to September 23, 2016, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Global Select Market, the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2). We received confirmation on November 22, 2016 that we had regained compliance with the minimum bid price requirement. Furthermore, our shares have been trading below the $1.00 per share bid price Nasdaq requirement since February 23, 2017.  If our shares continue to trade below $1.00 for a total of 30 consecutive business days, we expect to receive another minimum bid notification from Nasdaq and there is no guarantee that our stock price will rise over the $1.00 minimum in the future. As such, we cannot assure you that we will be able to maintain the minimum bid price level in the future. Also, we cannot assure you that an active and liquid public market for our common shares will continue.
Since 2008, the U.S. stock market has experienced extreme price and volume fluctuations.  In addition, the offshore drilling industry has been highly unpredictable and volatile. If the volatility in the market or the offshore drilling industry continues or worsens, it could have an adverse effect on the market price of our common stock and may impact a potential sale price if holders of our common stock decide to sell their shares. The market price of our common stock may be influenced by many factors, many of which are beyond our control, including those described above in "—D. Risk Factors" and market reaction to any of the following:
●	the final terms of any comprehensive deleveraging plan that we seek to implement;
●	actual or anticipated variations in our operating results;
●	changes in our cash flow, EBITDA or earnings estimates;
●	changes in the price of oil;
●	publication of research reports about us or the industry in which we operate;
●	increases in market interest rates that may lead purchasers of common shares to demand a higher expected yield which, would mean our share price would fall;
●	changes in applicable laws or regulations, court rulings and enforcement and legal actions;
●	changes in market valuations of similar companies;
●	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;
●	increased indebtedness we incur in the future;
●	additions or departures of key personnel;
●	actions by institutional stockholders or other key stakeholders;
●	speculation in the press or investment community;
●	terrorist attacks;
●	economic and regulatory trends; and
●	general market conditions.
As a result of these and other factors, investors in our common stock may not be able to resell their shares at or above the price they paid for such shares or at all. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.
The NASDAQ listing rules provide that securities of a company that trades on NASDAQ may be delisted in the event that such company seeks bankruptcy protection. As previously announced, we are currently exploring and considering various strategic alternatives with our financial and legal advisors and key stakeholders, which may include a possible we expect will result in a restructuring of our debt. If a consensual solution cannot be reached among all stakeholders, we will consider all available options including implementation of a restructuring plan through schemes of arrangement or under a U.S. bankruptcy proceeding. Announcement of a restructuring through schemes of arrangement in the Cayman Islands, under the U.S. Bankruptcy Code restructuring or other restructuring options may lead to a halt in our trading on the NASDAQ or NASDAQ issuing a notice of delisting of our common shares. If NASDAQ issued such a delisting letter, our common shares may soon thereafter be delisted and there would be a very limited market or no market at all, in which our common shares would be traded.

Future issuances of our common shares could have an adverse effect on our share price.
In order to finance the currently contracted and future growth of our fleet, we will have to incur substantial additional indebtedness and possibly issue additional equity securities. Future common share issuances, directly or indirectly through convertible or exchangeable securities, options or warrants, will generally dilute the ownership interests of our existing common stockholders, including their relative voting rights, and could require substantially more cash to maintain the then existing level, if any, of our dividend payments to our common stockholders, as to which no assurance can be given.  Preferred shares, if issued, will generally have a preference on dividend payments, which could prohibit or otherwise reduce our ability to pay dividends to our common stockholders. Our debt will be senior in all respects to our common shares, will generally include financial and operating covenants with which we must comply and will include acceleration provisions upon defaults thereunder, including our failure to make any debt service payments, and possibly under other debt.  Because our decision to issue equity securities or incur debt in the future will depend on a variety of factors, including market conditions and other matters that are beyond our control, we cannot predict or estimate the timing, amount or form of our capital raising activities in the future, but such activities could cause the price of our common shares to decline significantly. Furthermore, we expect that any comprehensive deleveraging plan will result in the issuance of equity to our existing creditors, which will cause significant dilution to current shareholders and the price of our common shares to decline significantly.
On April 5, 2016, we purchased, through our restricted subsidiary, Ocean Rig Investments Inc., all 56,079,533 common shares held in our Company by DryShips Inc. for $0.89 per share. As a result, DryShips Inc. no longer holds any equity interests in our Company and no registrable securities under the registration rights agreement we entered into with DryShips on March 20, 2012 remain outstanding.  As of March 21, 2017 our Chairman and Chief Executive Officer, Mr. George Economou, was deemed to beneficially own 7,421,860, or approximately 9.0% of our outstanding common shares and our President and Chief Financial Officer, Mr. Anthony Kandylidis, was deemed to beneficially own 1,684,512, or 2.0%, of our outstanding common shares. The common shares beneficially owned by Mr. Economou are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and may not be transferred unless they have been registered under the Securities Act or an exemption from registration is available. Upon satisfaction of certain conditions, Rule 144 permits the sale of certain amounts of restricted securities six months following the date of acquisition of the restricted securities from us. As our common shares become eligible for sale under Rule 144, the volume of sales of our common shares on applicable securities markets may increase, which could reduce the market value of our common shares.
Anti-takeover provisions contained in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our securities.
Several provisions of our amended and restated memorandum and articles of association could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.
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

Although Cayman Islands law does not contain specific provisions regarding "business combinations" between companies organized under the laws of the Cayman Islands and "interested shareholders," our amended and restated memorandum and articles of association include provisions that prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:
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
Ocean Rig UDW Inc., a corporation organized under the laws of the Cayman Islands, was formed on December 10, 2007 under the name Primelead Shareholders Inc., a corporation organized under the laws of the Republic of the Marshall Islands. Primelead Shareholders Inc. was formed in December 2007 for the purpose of acquiring the shares of our predecessor, Ocean Rig ASA, which was incorporated in September 1996 under the laws of Norway. We acquired control of Ocean Rig ASA on May 14, 2008.  Prior to the private offering of our common shares in December 2010, discussed below, we were a wholly-owned subsidiary of DryShips. Our shares commenced trading on the NASDAQ Global Select Market under the symbol "ORIG" on October 6, 2011. As of April 5, 2016, DryShips Inc. no longer holds any equity interests in our Company and no registrable securities under the registration rights agreement we entered into with DryShips on March 20, 2012 remain outstanding. As of April 14, 2016, we redomiciled from the Republic of the Marshall Islands to the Cayman Islands.  Each of our drilling units is owned by a separate wholly-owned vessel-owning subsidiary.
We maintain our principal executive offices at c/o Ocean Rig Cayman Management Services SEZC Limited, 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands. Our telephone number is +1 345 327 9232. Our website address is www.ocean-rig.com. Information contained on our website does not constitute part of this annual report.
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
In December 2007, Primelead Limited, our wholly-owned subsidiary, acquired approximately 30.4% of the outstanding capital stock of Ocean Rig ASA from Cardiff Marine Inc., or Cardiff Marine, a company controlled by the Chairman, Chief Executive Officer and Director of DryShips and us. After acquiring more than 33% of Ocean Rig ASA's outstanding shares through a series of transactions through April 2008, we launched a mandatory offer for the remaining shares of Ocean Rig ASA at a price of NOK45 per share, or $8.89 per share, as required by Norwegian law.  We gained control over Ocean Rig ASA on May 14, 2008. As of July 10, 2008, we held 100% of the shares of Ocean Rig ASA, or 163.6 million shares, which we acquired at a total cost of $1.4 billion.

With respect to the acquisition of Ocean Rig ASA, discussed above, DryShips purchased 4.4% of the share capital of Ocean Rig ASA from companies affiliated with our Chairman, Chief Executive Officer and Director. In March 2009, DryShips contributed to us all of its equity interests in the newbuilding vessel-owning companies of the Ocean Rig Poseidon and Ocean Rig Mykonos. In May 2009, we acquired the equity interests of Drillships Holdings Inc., the owner of the Ocean Rig Corcovado and the Ocean Rig Olympia, from third parties and entities affiliated with our Chairman, Chief Executive Officer and Director and, in exchange, we issued to the sellers common shares equal to 25% of our total issued and outstanding common shares as of May 15, 2009. In connection with the acquisition the Ocean Rig Corcovado and the Ocean Rig Olympia, we incurred debt obligations of $230.0 million, which has been repaid in full.  In July 2009, DryShips acquired the remaining 25% of our total issued and outstanding capital stock from the minority interests held by third parties and entities controlled by our Chairman, Chief Executive Officer and Director for a $50.0 million cash payment and the issuance of DryShips Series A Convertible Preferred Shares with an aggregate face value of $280.0 million, following which we became a wholly-owned subsidiary of DryShips.
On December 21, 2010, we completed the sale of an aggregate of 28,571,428 of our common shares (representing approximately 22% of our outstanding common shares) in the 2010 Private Offering. A company controlled by our Chairman, Chief Executive Officer and Director, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of our outstanding common shares, in the 2010 Private Offering at the offering price of $17.50 per share. We received approximately $488.3 million of net proceeds from the private offering, of which we used $99.0 million to purchase our option contract with a major shipyard in Korea from DryShips, our then parent company. We applied the remaining proceeds to partially fund remaining installment payments for our newbuilding drilling units and general corporate purposes. Following the completion of the 2010 Private Offering, DryShips owned approximately 78% of our outstanding common shares.
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
On April 5, 2016, we purchased, through our restricted subsidiary, Ocean Rig Investments Inc., all 56,079,533 common shares held in our Company by DryShips Inc. for $0.89 per share. As a result, DryShips Inc. no longer holds any equity interests in our Company and no registrable securities under the registration rights agreement we entered into with DryShips on March 20, 2012 remain outstanding.
On April 14, 2016, we effected the redomiciliation of our company from the Republic of the Marshall Islands to the Cayman Islands.
Recent Developments
On February 3, 2017, we appointed Mr. Michael Pearson to our Board of Directors. Mr. Pearson is considered to be an independent director, under the NASDAQ rules.
On February 6, 2017, the Company reached an agreement with Premier Oil and Noble Energy to settle the disputed invoices related to the contract of the Eirik Raude against a total payment of $25.0 million. This settles all claims by all parties.
On February 10, 2017, the Company reached an agreement with ConocoPhillips to terminate the contract of the Ocean Rig Athena. As part of the agreement, ConocoPhillips will pay a termination fee. The Ocean Rig Athena is currently cold stacked in Greece.
Effective March 21, 2017, we cancelled the $369.0 million of the 7.25% Senior Unsecured Notes due in 2019 and $340.3 million of the 6.5% Senior Secured Notes due in 2017 held by wholly owned subsidiaries of the Company.
Our Proposed Restructuring
On February 22, 2017, we announced that we continue to explore and consider various strategic alternatives with our financial and legal advisors, which may include a possible restructuring of our debt. We expect that any comprehensive deleveraging plan is likely to result in significant dilution to current shareholders and potential losses for other financial stakeholders. If a consensual solution cannot be reached among all stakeholders, we will consider all available options including implementation of a restructuring plan through schemes of arrangement in the Cayman Islands, under the U.S. Bankruptcy Code or other restructuring options.
Capital Expenditures
During the year ended December 31, 2014, our principal capital expenditures related mainly to construction expenses of the Ocean Rig Athena, which was delivered in March 2014 with a total cost of approximately $728.6 million, the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos. During the year ended December 31, 2015, our principal capital expenditures related to the construction expenses of the Ocean Rig Apollo, which was delivered in March 2015 with a total cost of approximately $727.7 million, the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos. During the year ended December 31, 2016, our principal capital expenditures related to the purchase of the Ocean Rig Paros which was acquired through an auction on April 28, 2016 for a purchase price of $65.0 million and the construction expenses of the Ocean Rig Santorini and the Ocean Rig Crete.  For more information on our seventh generation drilling units, please see "—B. Business Overview— Newbuilding drilling units and Options to Purchase Newbuilding Drilling Units." As of December 31, 2016, we had paid an aggregate of $542.9 million to a major shipyard in Korea in connection with our three unfinanced seventh generation drilling units which were previously scheduled for delivery in 2017, 2018 and 2019, respectively. As part of renegotiations, the delivery of the Ocean Rig Santorini and the Ocean Rig Crete were postponed to June 2018 and January 2019, respectively, certain installments were rescheduled and the total construction costs were increased to $694,790 and $709,565, respectively. With respect to the Ocean Rig Amorgos, we agreed to suspend its construction with an option, subject to our option, to bring it back into force within a period of 18 months after the date of the addendum. As of December 31, 2016, the Company impaired the total advances and related costs provided to the yard for the Ocean Rig Amorgos.  The remaining total construction payments for these two unfinanced newbuilding drilling units, excluding financing costs, amounted to approximately $0.9 billion in aggregate as of December 31, 2016. We plan to finance these remaining payments with cash on hand, new debt or equity financing, which we have not yet secured in full. We cannot be certain that we will be able to obtain the additional financing we need to complete the acquisition of our seventh generation drilling units on acceptable terms or at all.
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

We, through our wholly-owned subsidiaries, currently own two modern, fifth generation harsh weather ultra-deepwater semisubmersible offshore drilling units, the Leiv Eiriksson and the Eirik Raude, five sixth generation advanced capability ultra-deepwater drilling units, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, delivered in January 2011, March 2011, July 2011 and September 2011, respectively and the Ocean Rig Paros, acquired on April 28, 2016 through an auction, and four seventh generation drilling units, the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo, delivered in August 2013, December 2013, March 2014 and March 2015, respectively. The Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon the Ocean Rig Mykonos and the Ocean Rig Paros are "sister-ships" constructed to the same high-quality vessel design and specifications and are capable of drilling in water depths of 10,000 feet. The design of our seventh generation drilling units reflects additional enhancements that will enable the drilling units to drill in water depths of 12,000 feet. The Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo, are "sister ships" constructed to the same high – quality drilling unit design and specifications. We believe that owning and operating "sister-ships" helps us maintain our cost efficient operations on a global basis through the shared inventory and use of spare parts and the ability of our offshore maritime crews to work seamlessly across all of our drilling units.
In addition, we have contracts to construct three seventh generation drilling units at a major shipyard in Korea, the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos.  These newbuildings were previously scheduled for delivery in 2017, 2018 and 2019, respectively. As part of renegotiations, the delivery of the Ocean Rig Santorini and the Ocean Rig Crete were postponed to June 2018 and January 2019, respectively, certain installments were rescheduled and the total construction costs were increased to $694.8 million and $709.6 million, respectively. With respect to the Ocean Rig Amorgos, we agreed to suspend its construction with an option, subject to our option, to bring it back into force within a period of 18 months after the date of the addendum. The estimated remaining total construction payments for our three drilling units under construction amounted to approximately $0.9 billion in aggregate as of December 31, 2016.
We employ our drilling units primarily on a dayrate basis for periods of between two months and six years to drill wells for our customers, typically major oil companies, integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies.
We believe that our drilling units, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon, the Ocean Rig Mykonos, the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena, the Ocean Rig Apollo and the Ocean Rig Paros, which was acquired on April 28, 2016 through an auction, as well as our two seventh generation drilling units under construction, are among the most technologically advanced drilling units in the world. The S10000E design, used for our operating drilling units, was originally introduced in 1998 and has been widely accepted by customers. Including our operating drilling units, a total of 63 drilling units have been ordered using this base design, of which 56 have been delivered, as of March 2017, including the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon, the Ocean Rig Mykonos, the Ocean Rig Paros, the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo. Among other technological enhancements, our drilling units are equipped with dual activity drilling technology, which involves two drilling systems using a single derrick that permits two drilling-related operations to take place simultaneously. We estimate this technology saves between 15% and 40% in drilling time, depending on the well parameters. Each of our sixth generation operating drilling units is capable of drilling 40,000 feet at water depths of 10,000 feet and our seventh generation drilling units have the capacity to drill 40,000 feet at water depths of 12,000 feet, while our fifth generation drilling units are capable of drilling 30,000 feet at water depths of 10,000 feet.
Our Fleet
Set forth below is summary information concerning our offshore drilling units as of March 17, 2017.
Drilling Unit	Year Built or Scheduled Delivery/ Generation	Water Depth to the Wellhead (ft)	Drilling Depth to the Oil Field (ft)	Customer	Expected Contract Expiration(1)	Dayrate (4)		Drilling Location
Operating Drilling Units
Leiv Eiriksson	2001/5th	10,000	30,000	Lundin Norway AS	Q3 2017	$145,000		Norway
Ocean Rig Corcovado	2011/6th	10,000	40,000	Petroleo Brasileiro S.A.	Q2 2018	$498,552	(3)	Brazil
Ocean Rig Poseidon	2011/6th	10,000	40,000	ENI Angola S.p.A.	Q3 2017	$581,715		Angola
Ocean Rig Mykonos	2011/6th	10,000	40,000	Petroleo Brasileiro S.A.	Q1 2018	$498,552	(3)	Brazil
Ocean Rig Skyros	2013/7th	12,000	40,000	Total E&P Angola	Q3 2021	$569,367		Angola
Available for employment (2)
Ocean Rig Mylos	2013/7th	12,000	40,000
Eirik Raude	2002/5th	10,000	30,000
Ocean Rig Paros	2011/6th	10,000	40,000
Ocean Rig Olympia	2011/6th	10,000	40,000
Ocean Rig Apollo(5)	2015/7th	12,000	40,000
Ocean Rig Athena(5)	2014/7th	12,000	40,000

(1)	Not including the exercise of any applicable options to extend the term of the contract and any notification received for the termination of contracts.
(2)	These drilling units are cold stacked in Greece and are available for charter.
(3)
Approximately 20% of the dayrates are service fees paid to us in Brazilian Real (R$). The day rate disclosed in this table is based on the March 17, 2017 exchange rate of R$3.11:$1.00. During the first and second quarter of 2015, the Ocean Rig Mykonos and the Ocean Rig Corcovado, respectively, commenced drilling operations under the new awarded contracts, which are extensions of the previous contracts from Petrobras, for drilling offshore Brazil. The term of each extension was for 1,095 excluding reimbursement by Petrobras for contract related equipment upgrades.

(4)	These rates represent the current operating rates applicable under each contract. Depending on the contract, these rates may be escalated.
(5)	These drilling units are currently receiving termination fees according to settlement agreements signed between us and our clients.

Newbuilding Drilling Units
We have entered into contracts with a major shipyard in Korea for the construction of three seventh generation drilling units, which were previously scheduled for delivery in 2017, 2018 and 2019, respectively. As part of renegotiations, the delivery of the Ocean Rig Santorini and the Ocean Rig Crete were postponed to June 2018 and January 2019, respectively, and certain installments were rescheduled and the total construction costs were increased to $694,790 and $709,565, respectively. With respect to the Ocean Rig Amorgos, we agreed to suspend its construction with an option, subject to our option, to bring it back into force within a period of 18 months after the date of the addendum. As of December 31, 2016, the Company impaired the total advances and related costs provided to the yard for the Ocean Rig Amorgos. In connection with the three newbuilding agreements we had made total payments of $542.9 million as of December 31, 2016, excluding the impaired advances, we had made total payments of $466.3 million. The estimated total project cost for the two drilling units under construction is approximately $0.9 billion.
Employment of Our Fleet
Employment of our Drilling Units
On December 20, 2016 Lundin Norway AS ("Lundin") exercised one of its options for a fifth well that will now keep the Leiv Eiriksson employed until approximately the middle of July 2017. We are in discussions with Lundin to potentially extend the current drilling program to the end of 2017. As of March 17, 2017, the dayrate is $145,000.
In May 2015, the Ocean Rig Corcovado commenced a three-year extension under the previous contract with Petrobras. The contract includes reimbursement by Petrobras for contract related equipment upgrades. As of March 17, 2017, the dayrate is 498,552, (including service fees of $94,552 based on the contracted rate in Real and the March 17, 2017 exchange rate of R$ 3.11:$1.00).
The Ocean Rig Poseidon commenced a three-year drilling contract with ENI Angola S.p.A., or ENI, in May 2013 for drilling operations offshore Angola at a dayrate as of March 17, 2017 of $581,715. In April 2016, ENI exercised its option to extend the contract for the Ocean Rig Poseidon for a further one year until the third quarter of 2017.
In March 2015, the Ocean Rig Mykonos commenced a three-year extension under the previous contract with Petrobras. The contract includes reimbursement by Petrobras for contract related equipment upgrades. As of March 17, 2017, the dayrate is $498,552, (including service fees of $94,552 based on the contracted rate in Real and the March 17, 2017 exchange rate of R$3:11:$1.00).
In October 2015, the Ocean Rig Skyros commenced its six year contract with Total E&P Angola for drilling operations offshore Angola. As of March 17, 2017, the dayrate is $569,367.
The total contracted backlog under our drilling contracts for our drilling units, as of March 17, 2017, was $1.5 billion. We calculate our contract backlog by multiplying the contractual dayrate under all of our employment contracts for which we have firm commitments as of December 31, 2016, by the minimum expected number of days committed under such contracts (excluding any options to extend), assuming full earnings efficiency. There can be no assurance that the counterparties to such contracts will fulfill their obligations under the contracts. See the section of this annual report entitled " Risk Factors—Risks Relating to Our Company—Our future contracted revenue for our fleet of drilling units may not be ultimately realized."
Unless otherwise stated, all references to dayrates included in this annual report are exclusive of any applicable annual contract revenue adjustments, which generally result in the escalation of the dayrates payable under the drilling contracts.
Management of Our Drilling Units
Ocean Rig Management Inc., our wholly owned subsidiary, provides supervisory management services including onshore management to our operating drilling units and drilling units under construction,  pursuant to separate management agreements entered/to be entered with each of the drilling unit – owning subsidiaries. Under the terms of these management agreements, Ocean Rig Management Inc., through its affiliates is responsible for, among other things, (i) assisting in construction contract technical negotiations and (ii) providing technical and operational management for the drilling units.
In addition, up to March 31, 2016 we had engaged Cardiff Drilling Inc, a company controlled by our Chairman of the Board, Chief Executive Officer and Class A Director, Mr. George Economou, to provide us with consulting and other services with respect to the arrangement of employment for, and relating to the purchase and sale of, our drilling units. On March 31, 2016, we entered into a Management services agreement with TMS Offshore Services Ltd., a Company affiliated with Mr. Economou to provide certain management services related to our drilling units including but not limited to commercial, financing, legal and insurance services. This agreement is effective from January 1, 2016 and was amended effective January 1, 2017. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

The Offshore Drilling Industry
In recent years, the international drilling market has seen an increasing trend towards deep and ultra-deepwater oil and gas exploration. As shallow water resources mature, deep and ultra-deepwater regions are expected to play an increasing role in offshore oil and gas exploration and production. The floating rig fleet as of the end of the third quarter of 2016 consisted of 295 units.  An additional 57 units were under construction or on order as of the end of the third quarter of 2016. Historically, an increase in supply has caused a decline in utilization and dayrates until drilling units are absorbed into the market. Accordingly, dayrates have been very cyclical. We believe that the largest undiscovered offshore reserves are mostly located in ultra-deepwater fields and primarily located in the "golden triangle" between West Africa, Brazil and the Gulf of Mexico, as well as in East Africa, Australia and Southeast Asia. The location of these large offshore reserves has resulted in more than 90% of the floating drilling unit, or floater, orderbook being represented by ultra-deepwater units. Furthermore, due to increased focus on technically challenging operations and the inherent risk of developing offshore fields in ultra-deepwater, particularly in light of the Deepwater Horizon accident in the Gulf of Mexico, in which we were not involved, oil companies have already begun to show a preference for modern units more capable of drilling in these challenging environments.
Markets
Our operations are geographically dispersed in oil and gas exploration and development areas worldwide. Although the cost of moving a drilling unit and the availability of drilling unit-moving vessels may cause the balance between supply and demand to vary between regions, significant variations do not tend to exist long-term because of rig mobility. Consequently, we operate in a single, global offshore drilling market. Because our drilling units are mobile assets and are able to be moved according to prevailing market conditions, we cannot predict the percentage of our revenues that will be derived from particular geographic or political areas in future periods.
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
Our Customers
Our customers are generally major oil companies, integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. We, together with our predecessor, Ocean Rig ASA, have an established history with 336 wells drilled in 20 countries for 35 different customers as of March 2017.
For the years ended December 31, 2014, 2015 and 2016 the following customers, which represent all of our customers for the years indicated, accounted for more than 10% of our consolidated annual revenues:
	Year ended December 31,
	2014	2015	2016
Customer A	14%	14%	11%
Customer B	18%	19%	20%
Customer C	12%	13%	—
Customer D	30%	15%	31%
Customer E	14%	13%	14%
Customer F	—	15%	18%

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
Competition
The offshore contract drilling industry is competitive with numerous industry participants, few of which at the present time have a dominant market share. The drilling industry has experienced consolidation in recent years and may experience additional consolidation, which could create additional large competitors. Many of our competitors have significantly greater financial and other resources, including more drilling units, than us. We compete with offshore drilling contractors that, as of the end of the third quarter of 2016, together have approximately 296 floating rigs.
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
Environmental and Other Regulations
Our offshore drilling operations include activities that are subject to numerous international, federal, state and local laws and regulations, including, the International Maritime Organization, or IMO, International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including designation of Emission Control Areas, or ECAs, thereunder, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the IMO International Convention on Load Lines of 1966, as from time to time amended, the International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, or CWA, the U.S. Clean Air Act, or CAA, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, European Union regulations, and Brazil's National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part.

For example, the IMO has adopted MARPOL Annex VI to regulate harmful air emissions from ships, which include drilling units. Amendments to the Annex VI regulations which entered into force on July 1, 2010, require a progressive reduction of sulfur oxide levels in heavy bunker fuels and create more stringent nitrogen oxide emissions standards for marine engines in the future. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, and in January 1, 2014, the United States Caribbean Sea was designated ECA. We may incur costs to comply with these revised standards. Drilling units must comply with MARPOL limits on emissions of sulfur oxide, nitrogen oxide, chlorofluorocarbons and other air pollutants, except that the MARPOL limits do not apply to emissions that are directly related to drilling, production, or processing activities. We believe that all of our drilling units are currently compliant in all material respects with these regulations.
Our drilling units are subject not only to MARPOL regulation of air emissions, but also to the Bunker Convention's strict liability for pollution damage caused by discharges of bunker fuel in jurisdictional waters of ratifying states.
Furthermore, any drilling unit that we may operate in United States waters, including the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States, would have to comply with OPA and CERCLA requirements, among others, that impose liability (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges of oil or other hazardous substances.
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
Insurance for Our Offshore Drilling Units
We maintain insurance for our drilling units in accordance with industry standards. Our insurance is intended to cover normal risks in our current operations, including insurance against property damage, loss of hire, war risk and third-party liability, including pollution liability. The insurance coverage is established according to the Nordic Plan, version 2016, but excluding collision liabilities which are covered by the Protection and Indemnity insurance. We have obtained insurance for the full assessed market value of our drilling units, as assessed by rig brokers. Our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $10,000 per event and in the case of other hull and machinery claims, our deductible is $1.5 million per event. Our insurance coverage may not protect fully against losses resulting from a required cessation of drilling unit operations for environmental or other reasons. We also have loss of hire insurance cover for approximately one year which becomes effective after 45 days. This loss of hire insurance is recoverable only if there is physical damage to the rig or equipment which is caused by a peril against which we are insured. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our negligence. In addition, insurance may not be available to us at all or on terms acceptable to us, and there is no guarantee that even if we are insured, our policy will be adequate to cover our loss or liability in all cases. We plan to maintain insurance for our seventh generation drilling units upon their delivery to us in accordance with the Nordic Plan, version 2016. This insurance would also be intended to cover normal risks in our current operations, including insurance against property damage, loss of hire and war risks. Third-party liability, including pollution liability and collision liability, is covered under our protection and indemnity insurance.

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
For a full list of our subsidiaries, please see Exhibit 8.1 to this annual report. All of the subsidiaries are, directly or indirectly, wholly-owned by Ocean Rig UDW Inc., except for Olympia Rig Angola Ltd., which is 51% owned by Angolan shareholders and 49% indirectly owned by Ocean Rig UDW Inc.
On August 31, 2016, a Trust was formed for the purpose of amendment of the $462 million Senior Secured Credit Facility, namely "Drillship Alonissos Stock Trust", in which two of our wholly-owned subsidiaries have transferred their shares. The Company transferred the shares of Drillship Alonissos Shareholders Inc. together with the shares of Drillship Alonissos Owners Inc., previously held by Drillship Alonissos Shareholders Inc. to the Trust. Following the repayment of the loan the Trust will be dissolved and shares will be returned to their initial holders.
On April 5, 2016, we purchased, through our restricted subsidiary, Ocean Rig Investments Inc., all 56,079,533 common shares held in our Company by DryShips Inc. for $0.89 per share. As a result, DryShips Inc. no longer holds any equity interests in our Company and no registrable securities under the registration rights agreement we entered into with DryShips on March 20, 2012 remain outstanding.
D.	Property, Plants and Equipment
We do not own any real property. We maintain our principal executive offices in Grand Cayman, Cayman Islands and certain of our subsidiaries lease office space from unaffiliated third parties for offices in Athens, Greece; Luanda, Angola; Rio de Janeiro, Brazil; Stavanger, Norway and Aberdeen, United Kingdom. Our interests in the drilling units in our fleet are our only material properties. See "—B. Business Overview—Our Fleet" in this section.
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
Overview
We are an international offshore drilling contractor providing oilfield services and drilling units for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. We, through our wholly-owned subsidiaries, currently own and operate two modern, fifth generation harsh weather ultra-deepwater semi-submersible offshore drilling units, the Leiv Eiriksson and the Eirik Raude, four sixth generation advanced capability ultra-deepwater drilling units, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon, and the Ocean Rig Mykonos, which were delivered to us on January 3, 2011, March 30, 2011, July 28, 2011 and September 30, 2011, respectively  and four seventh generation advanced capability ultra-deepwater drilling units, the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo which were delivered to us on August 19, 2013 and December 20, 2013, March 24, 2014 and March 5, 2015, respectively. On April 28, 2016, we acquired the sixth generation ultra-deepwater drilling unit Cerrado, sold through an auction, for a purchase price of $65.0 million. The drilling unit was built in 2011 to similar design specifications to our existing sixth generation drilling units and was renamed as Ocean Rig Paros. In addition, we have contracts to construct three seventh generation drilling units at a major shipyard in Korea, the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos.  These newbuildings were previously scheduled for delivery in 2017, 2018 and 2019, respectively. As part of renegotiations, the delivery of the Ocean Rig Santorini and the Ocean Rig Crete were postponed to June 2018 and January 2019, respectively, certain installments were rescheduled and the total construction costs were increased to $694.8 million and $709.6 million, respectively. With respect to the Ocean Rig Amorgos, we agreed to suspend its construction with an option, subject to our option, to bring it back into force within a period of 18 months after the date of the addendum. The estimated remaining total construction payments for these drilling units amounted to approximately $0.9 billion in aggregate as of December 31, 2016.

Our Drilling Units
Our drilling units are marketed for offshore exploration and development drilling programs worldwide, with particular focus on drilling operations in ultra-deepwater and harsh environments. The Leiv Eiriksson, delivered in 2001, has a water depth drilling capacity of 10,000 feet.  Since 2001, it has drilled 59 deepwater and ultra-deepwater wells as of in a variety of locations, including Angola, Congo, Greenland, Turkey, Norway, Senegal the United Kingdom and Ireland, in addition to five shallow-water wells.
The Eirik Raude, delivered in 2002, has a water depth drilling capacity of 10,000 feet. Since 2002, it has drilled 82 deepwater and ultra-deepwater wells in countries such as Canada, Ghana, Norway, Ivory Coast and the United Kingdom, and the Gulf of Mexico, in addition to six shallow-water wells.
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
On April 28, 2016, we acquired the sixth generation ultra-deepwater drilling unit Cerrado, sold through an auction, for a purchase price of $65.0 million. The drilling unit was built in 2011 to similar design specifications to our existing sixth generation drilling units and was renamed as Ocean Rig Paros.
We have contracts to construct three seventh generation drilling units at a major shipyard in Korea, the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos.  These newbuildings were previously scheduled for delivery in 2017, 2018 and 2019, respectively. As part of renegotiations, the delivery of the Ocean Rig Santorini and the Ocean Rig Crete were postponed to June 2018 and January 2019, respectively, certain installments were rescheduled and the total construction costs were increased to $694.8 million and $709.6 million, respectively. With respect to the Ocean Rig Amorgos, we agreed to suspend its construction with an option, subject to our option, to bring it back into force within a period of 18 months after the date of the addendum. As of December 31, 2016, the Company impaired the total advances and related costs provided to the yard for the Ocean Rig Amorgos. The estimated remaining total construction payments for these drilling units amounted to approximately $0.9 billion in aggregate as of December 31, 2016.
Our drilling units, the Eirik Raude, the Ocean Rig Olympia, the Ocean Rig Mylos, the Ocean Rig Paros, the Ocean Rig Apollo, and the Ocean Rig Athena are cold stacked in Greece.
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
●
Mobilization / demobilization fees: In connection with drilling contracts, we may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling units, dayrate or fixed price mobilization and demobilization fees.

●
Revenue: For each contract, we determine whether the contract, for accounting purposes, is a multiple element arrangement, meaning it contains both a lease element and a drilling services element, and, if so, identify all deliverables (elements). For each element we determine how and when to recognize revenue.

●
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

●
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
Depreciation
We depreciate our drilling units on a straight-line basis over their estimated useful lives. Specifically, we depreciate bare-decks over 30 years and other asset parts over five to 30 years. We expense the costs associated with a five-year periodic class work.

General and Administrative Expenses
Our general and administrative expenses mainly include the costs of our offices, including salary and related costs for members of senior management and our shore-side employees, fees for management services and other professional fees.
Interest and Finance Costs
As of December 31, 2016, 2015 and 2014, we had total indebtedness of $3.9 billion, $4.4 billion and $4.5 billion, respectively. We capitalize our interest on the debt we have incurred in connection with our drilling units under construction.
Critical Accounting Policies
Drilling unit machinery and equipment, net:    Drilling units are stated at historical cost less accumulated depreciation. Such costs include the cost of adding or replacing or increase the earnings capacity parts of drilling unit machinery and equipment when that cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life or increases the earnings capacity of a drilling unit. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight- line basis over the useful life of the assets as follows: bare-deck, 30 years and other asset parts, from five to 30 years.
Impairment of long-lived assets:    We review for impairment long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. To the extent impairment indicators are present; we assesse recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset.  In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the drilling units future performance, with the significant assumptions being related to drilling rates, fleet utilization, operating expenses, capital expenditures, class survey costs,  residual value and the estimated remaining useful life of each drilling unit. The projected net operating cash flows are determined by considering the drilling revenues from existing drilling contracts for the fixed days, while for the unfixed days we use an estimated daily rate equivalent by utilizing available market data. The remaining significant assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. If the estimate of undiscounted future cash flows for any drilling unit is lower than the carrying value, the carrying value is written down, by recording a charge to operations, to the drilling unit's fair market value if the fair market value is lower than the drilling unit's carrying value. The fair market value for the drilling unit is obtained by independent appraisals. For the year ended December 31, 2015 and 2016, as a result of the impairment review, we determined that the carrying amount of two and eight drilling units was not recoverable and, therefore, a charge of $415.0 and $3,658.8 million, respectively was recognized, and included in "Impairment loss" on the consolidated statements of operations of our financial statements.  In additioin, we impaired the total advances and related costs provided to the yard, amounting to $92.4 million for the Ocean Rig Amorgos, and the impairment of $25.2 million relating to the cashflow hedges for interest capitalized on vessels impaired and is included in "Impairment loss" in the 2016 consolidated statement of operations of our financial statements.
Revenue and related expenses:  Our services and deliverables are generally sold based upon contracts with our customers that include fixed or determinable prices. We recognize revenue when delivery occurs, as directed by our customer, or the customer assumes control of physical use of the asset and collectability is reasonably assured. We evaluate if there are multiple deliverables within our contracts and whether the agreement conveys the right to use the drilling units for a stated period of time and meet the criteria for lease accounting, in addition to providing a drilling services element, which are generally compensated for by dayrates. In connection with drilling contracts, we may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling units and dayrate or fixed price mobilization and demobilization fees. Revenues are recorded net of agents' commissions. There are two types of drilling contracts: well contracts and term contracts.
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
Results of Operations
Included in this document are our audited consolidated historical financial statements for the years ended December 31, 2016, 2015, and 2014.
Year Ended December 31, 2016 compared to Year Ended December 31, 2015
	Year Ended December 31, 2015	Year Ended December 31, 2016	Change	Percentage Change

REVENUES:
Total revenues	1,748,200	1,653,667	(94,533)	(5.4)%

EXPENSES:
Drilling units operating expenses	582,122	454,329	(127,793)	(22.0)%
Depreciation and amortization	362,587	334,155	(28,432)	(7.8)%
Impairment loss	414,986	3,776,338	3,361,352	810.0%
General and administrative expenses	100,314	103,961	3,647	3.7%
Loss on sale of fixed assets	5,177	25,274	20,097	388.2%
Legal settlements and other, net	(2,591)	(8,720)	(6,129)	236.5%
Operating income/ (loss)	285,605	(3,031,670)	(3,317,275)	(1,161.5)%

OTHER INCOME/(EXPENSES):
Interest and finance costs	(280,348)	(226,981)	53,367	(19.0)%
Interest income	9,811	3,449	(6,362)	(64.8)%
Loss on interest rate swaps	(11,513)	(4,388)	7,125	(61.9)%
Gain from repurchase of Senior Notes	189,174	125,001	(64,173)	(33.9)%
Other, net	(12,899)	(614)	12,285	(95.2)%
Total other expenses, net	(105,775)	(103,533)	2,242	(2.1)%

Income / (loss) before income taxes	179,830	(3,135,203)	(3,315,033)	(1,843.4)%
Income taxes	(99,816)	(106,315)	(6,499)	6.5%
Net Income / (loss)	80,014	(3,241,518)	(3,321,532)	(4,151.2)%

Revenues
Revenues from drilling contracts decreased by $94.5 million, or 5.4%, to $1,653.7 million for the year ended December 31, 2016, as compared to $1,748.2 million for the year ended December 31, 2015, mainly due to lower utilization of the fleet. The drilling units, the Eirik Raude and the Leiv Eiriksson the Ocean Rig Mykonos, the Ocean Rig Poseidon and the Ocean Rig Mylos contributed decreased revenues of $380.1 million for the year ended December 31, 2016, as compared to the year ended December 31, 2015. This decrease was partly offset by the increased revenues from the Ocean Rig Skyros amounting to $162.5 million mainly due to increased operating days during the year ended December 31, 2016 as compared to the year ended, December 31, 2015 and by the increased revenues of the Ocean Rig Apollo, of $84.7 million which mainly relate to termination fees and the revenue of the Ocean Rig Corcovado, the Ocean Rig Olympia and the Ocean Rig Athena which contributed $42.7 million in aggregate more, during the year ended December 31, 2016, as compared to the relevant year ended December 31, 2015.
During the years 2015 and 2016, we recorded 92.2% and 57.2% utilization, respectively. Furthermore, our fleet under contract achieved an earnings efficiency of 96.4% for the year ended December 31, 2016, as compared to 97.6% for the year ended December 31, 2015.

Operating expenses
Drilling units operating expenses decreased by $127.8 million, or 22.0%, to $454.3 million for the year ended December 31, 2016, compared to $582.1 million for the year ended December 31, 2015, mainly due to cost-reduction initiatives implemented and the cold stacking of five drilling units of the total fleet. This decrease was partly offset by the increase in operating expenses by $15.0 million of the Ocean Rig Corcovado mainly due to increased repair and maintenance expenses incurred during the five year class survey, $6.7 million of the Ocean Rig Skyros and $8.9 million of the Ocean Rig Paros, due to the increased number of operating days during the year ended December 31, 2016, as compared to the year ended December 31, 2015.
Depreciation and amortization expense
Depreciation and amortization expense decreased by $28.4 million, or 7.8%, to $334.2 million for the year ended December 31, 2016, as compared to $362.6 million for the year ended December 31, 2015. The decrease in depreciation and amortization expense was mainly attributable to the decrease in depreciation expense of the Leiv Eiriksson and the Eirik Raude amounting to $36.8 million, in aggregate, due to the lower depreciable value of these drilling units as a result of the impairment charge that was recognized as at December 31, 2015. An aggregate decrease of the depreciation expense amounting to $3.5 million was noted for the drilling units the Ocean Rig Olympia, the Ocean Rig Mykonos and the Ocean Rig Mylos. This decrease was partly offset by the increase in depreciation of $4.5 million, $0.9 million, $0.6 million and $5.6 million, of the Ocean Rig Corcovado, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo, respectively, (delivered in March 2015) and the increase of $0.7 million in the depreciation of the Ocean Rig Paros, acquired in April 2016. The depreciation expense charged for the remaining drilling units for the year ended December 31, 2016 was consistent with that charged in the corresponding period in 2015.
Impairment loss
During the year ended, December 31, 2016, we recorded an impairment loss of $3,776.3 million due to the reduction of the carrying amount to the fair value of eight of our drilling units, impaired advances of one of our drilling units under construction and a write off of cash flow hedges associated with interest capitalized, as compared to a loss of $415.0 million during the year ended December 31, 2015.
General and administrative expenses
General and administrative expenses increased by $3.7 million, or 3.7%, to $104.0 million for the year ended December 31, 2016, as compared to $100.3 million for year ended December 31, 2015 mainly due to the increase in professional fees.
Loss on sale of fixed assets
For the year ended, December 31, 2016, we incurred losses on sale of fixed assets amounting to $25.3 million which relate mainly to the sale of equipment of the Eirik Raude and extra costs relating to a settlement agreement between us and the supplier, compared to $5.2 million for the year ended December 31, 2015.
Legal Settlements and other, net
A gain of $8.7 million was realized for the year ended December 31, 2016, as compared to a gain of $2.6 million during the year ended December 31, 2015 resulting in an increase of $6.1 million or 234.5%. The increase relates mainly to the gains from insurance claims during the year ended December 31, 2016.
Interest and finance costs
Interest and finance costs decreased by $53.2 million, or 19.0%, to $227.1 million for year ended December 31, 2016, as compared to $ 280.3 million for the year ended December 31, 2015. The decrease is mainly associated with the lower level of debt during the year ended December 31, 2016, as compared to the corresponding year ended in 2015, mainly due to the repurchase of the 7.25% Senior Unsecured Notes and 6.50% Senior Secured Notes as well as the prepayment of $125.0 million of the $462.0 million Senior Secured Credit Facility during the year ended December 31, 2016.
Interest income
Interest income decreased by $6.4 million, or 65.3%, to $3.4 million for the year ended December 31, 2016, compared to $9.8 million for the year ended December 31, 2015. The decrease was mainly due to the interest income received from the $120.0 million Exchangeable Promissory Note provided to DryShips Inc. during the year ended December 31,2015.

Loss on interest rate swaps
Loss on interest rate swaps decreased by $7.1 million, or 61.9%, to $4.4 million for year ended December 31, 2016, as compared to a loss of $11.5 million for the year ended December 31, 2015. As of December 31, 2016, we have no outstanding interest rate swaps.
Gain from repurchase of Senior Notes
Gain from repurchase of senior notes, decreased by $64.2 million or 33.9% to $125.0 million for the year ended December 31, 2016, as compared to the year ended December 31, 2015, during which we incurred gains of $189.2 million. The increase is due to the repurchase of the 7.25% Senior Unsecured Notes and 6.50% Senior Secured Notes at a discount due to the market value at which the notes were trading,

Other, net
Other, net resulted to a loss of $0.6 million for year ended December 31, 2016, compared to a loss of $12.9 million for the year ended December 31, 2015. The decrease is mainly due to foreign currency exchange rate differences between the United States Dollars (USD), the Norwegian Krone (NOK), the Brazilian Real (BRL) and the Angolan Kwanza (AOA).
Income taxes
Income taxes increased by $6.5 million, or 6.5%, to $106.3 million for year ended December 31, 2016, compared to $99.8 million for the year ended December 31, 2015. As our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.
Year Ended December 31, 2015 Compared to Year Ended December 31, 2014
	Year Ended December 31, 2014	Year Ended December 31, 2015	Change	Percentage Change

REVENUES:
Total revenues	1,817,077	1,748,200	(68,877)	(3.8)%

EXPENSES:
Drilling units operating expenses	727,832	582,122	(145,710)	(20.0)%
Depreciation and amortization	324,302	362,587	38,285	11.8%
Impairment Loss	-	414,986	414,986	-%
General and administrative expenses	131,745	100,314	(31,431)	(23.9)%
Loss on sale of fixed assets	-	5,177	5,177	-%
Legal settlements and other, net	(721)	(2,591)	1,870	259.4%
Operating income	633,919	285,605	348,314	(54.9)%

OTHER INCOME/(EXPENSES):
Interest and finance costs	(300,131)	(280,348)	19,783	(6.6)%
Interest income	12,227	9,811	(2,416)	(19.8)%
Loss on interest rate swaps	(12,671)	(11,513)	1,158	(9.1)%
Gain from repurchase of Senior Notes	-	189,174	189,174	-%
Other, net	4,282	(12,899)	(17,181)	(401.2)%
Total other expenses, net	(296,293)	(105,775)	190,518	(64.3)%

Income before income taxes	337,626	179,830	(157,796)	(46.7)%
Income taxes	(77,823)	(99,816)	(21,993)	28.3%
Net Income	259,803	80,014	(179,789)	(69.2)%

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

Other, net
Other, net resulted in a loss of $12.9 million for year ended December 31, 2015, compared to a gain of $4.3 million for the year ended December 31, 2014. The decrease is mainly due to foreign currency exchange rate differences between the United States Dollars (USD) and the Norwegian Krone (NOK), the Brazilian Real (BRL) and the Angolan Kwanza (AOA).
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
As of December 31, 2016, we had $54.3 million of restricted cash relating mainly to bank deposits which are blocked or pledged as cash collateral. Our restricted cash balances as of December 31, 2016 increased by $41.6 million, or 327.6%, to $54.3 million, compared to $12.7 million as of December 31, 2015. Restricted cash increased by $42.0 million under the terms of the $462 million Senior Secured Credit Facility.
As of December 31, 2016, we had $718.7 million of cash and cash equivalents. Our cash and cash equivalents decreased by $16.1 million, or 2.2%, to $718.7 million as of December 31, 2016, compared to $734.7 million as of December 31, 2015. The decrease relates mainly to net cash used in investing activities amounting to $392.4 million, the principal payments and repayments of long-term debt of $215.3 million, the repurchase of senior notes amounting to $121.5 million and the repurchase of common stock amounting to $49.9 million. As of December 31, 2016 and December 31, 2015, we had total indebtedness, on a consolidated basis, of $3.9 billion and $4.4 billion, respectively, under our outstanding debt agreements, excluding unamortized financing fees. Our total indebtedness as of December 31, 2016 decreased by $0.5 billion, or 11.4%, to $3.9 billion, compared to $4.4 billion as of December 31, 2015 due to loan payments and the repurchase of senior notes.
As of December 31, 2016, the aggregate available undrawn amounts under our facilities are zero. As of December 31, 2016, we were in compliance with all covenants related to our outstanding debt agreements. Please refer to the discussion on Long-term Debt as detailed in Note 9 of our audited consolidated financial statements.
As of December 31, 2016, our total purchase commitments consisted of the estimated remaining construction expenses of approximately $0.9 billion relating to the construction of our two seventh generation drilling units under construction, which are scheduled to be delivered in 2018 and 2019, respectively. The estimated total project cost per drilling unit under construction, excluding financing costs, is approximately $747.9 million and $735.7 million. We have not yet arranged financing for the remaining construction payments relating to the construction of our two seventh generation drilling units, which are scheduled for delivery during 2018 and 2019. We plan to finance these remaining payments, with new debt or equity financing, which we have not yet secured in full.   We cannot be certain that we will be able to obtain the additional financing we need to complete the acquisition of our seventh generation drilling units on acceptable terms or at all.
Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital surplus amounted to $267.9 million as of December 31, 2016, as compared to a working capital surplus of $836.6 million as of December 31, 2015.  The decrease in working capital surplus as of December 31, 2016, as compared to December 31, 2015, is mainly due to the decrease in cash and cash equivalents, trade accounts receivable and the increase in the current portion of long- term debt.
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
Our internally generated cash flow is directly related to our business and the market sectors in which we operate. As the drilling market has deteriorated and we have experienced poorer results in our operations compared to past years, our cash flow from operations has been reduced. As of December 31, 2016, we believe that our current cash balances and operating cash flow, together with the proceeds of any debt or equity issuances in the future, will not be sufficient to meet our liquidity needs for the next 12 months, including the maturity of our Senior Secured Notes due on October 1, 2017 and potential covenant breaches under our Secured Term Loan B Facilities.  Our access to debt and equity markets has been severely reduced and we do not expect that we will have access to the equity or debt capital markets at all in the near future, due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, our existing financial condition, market conditions and market perceptions of us and our industry.

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
Events beyond our control, including changes in the economic and business conditions in the deepwater offshore drilling market in which we operate, may affect our ability to comply with these ratios and covenants. Our ability to maintain compliance will also depend substantially on the value of our assets, our dayrates, our ability to obtain drilling contracts, our success at keeping our costs low and our ability to successfully implement our overall business strategy. The prolonged market downturn in the offshore drilling industry and the continued depressed outlook, have led to materially lower levels of investing in for offshore exploration and development by the current and potential customers on a global basis, while at the same time supply of available high specification drilling units has increased, which in turn has affected the Company with the early termination of five drilling contracts during the year ended December 31, 2016 and also led to the stacking of six drilling units of the Company's fleet as of the date of this report.
The restrictions, ratios and financial covenants in our debt agreements could limit our ability to fund our operations or capital needs, make acquisitions or pursue available business opportunities, which in turn may adversely affect our financial condition. A violation of any of these provisions could result in a default under our existing and future debt agreements which could allow all amounts outstanding thereunder to be declared immediately due and payable. We cannot guarantee that we would be able to obtain our lenders' waiver or consent with respect to any violation of these provisions under our debt agreements or any future financial obligations. An acceleration or a payment default under existing financial instruments would likely in turn trigger cross-acceleration and cross-default rights under the terms of our indebtedness outstanding at such time. If the amounts outstanding under our indebtedness were to be accelerated or were the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders.
If our indebtedness is accelerated pursuant to the cross-default or cross-acceleration provisions contained therein, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our drilling units if any of our lenders or the trustee and collateral agent under the indenture governing our Senior Secured Notes move to foreclose their liens on the collateral securing the agreements. We expect that cash on hand and cash generated from operations would be insufficient to cover the scheduled payments of interest and principal on our facilities that have cross-default provisions, which amounted to approximately $3.95 billion in the aggregate, as of December 31, 2016.
In addition, the Company expects that during the fourth quarter of 2017, it will be in breach of the maximum leverage ratio covenant requirement for the Secured Term Loan B Facilities. In such event, the Company will require additional cash liquidity that it does not believe it will be able to achieve, in order to cure the covenant and remain in compliance, otherwise the Secured Term Loan B Facilities will become capable of being declared immediately due and payable in full.
Considering all the above, the Company does not believe that cash on hand and cash generated from operations, following the repayment of its obligations under the Senior Secured Notes, will be sufficient to meet the maximum leverage ratio covenant requirement for the Secured Term Loan B Facilities. If that debt were to be accelerated, in the absence of a restructuring of this debt, we would have to seek to access the capital markets to fund the mandatory payments. We believe that current market conditions combined with the Company's financial condition will not allow the Company to improve its liquidity position through the sale of any of its drilling units, access to equity or debt offerings or a combination thereof, over the next year.
As of December 31, 2016, we were in compliance with all covenants related to our debt agreements. Please refer to the discussion on Long-term Debt as detailed in Note 9 and the discussion on Liquidity and Going Concern considerations as detailed in Note 3 of our audited consolidated financial statements.
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
During the years ended December 31, 2015 and 2016, two of the Company's wholly owned subsidiaries purchased in the open market an aggregate principal amount of $340.3 million of these notes. As of December 31, 2016, the outstanding balance of $459.7 million is net of the notes repurchased in the open market. Effective March 21, 2017, the Notes held by our wholly owned subsidiaries have been cancelled.
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

As of December 31, 2015, we had outstanding borrowings amounting to $1,857.3 million under this facility. As of December 31, 2016, we had outstanding borrowings amounting to $1,838.3 million under this facility.
$1.3 billion Senior Secured Term Loan B Facility
On July 25, 2014, Ocean Rig's wholly owned subsidiary, Drillships Ocean Ventures Inc., entered into a $1.3 billion Senior Secured Term Loan B ("New Term Loan B") facility to refinance the $1.35 billion Senior Secured Credit Facility, which had an outstanding loan balance of approximately $1.3 billion on that date. The unamortized balance of the deferred finance fees associated with the loan repaid, amounting to approximately $19.8 million, was written off in the consolidated statement of operations upon the extinguishment of the related debt in July 2014. In addition, restricted cash of $75.0 million associated with the respective debt was released upon the repayment.  The New Term Loan B facility which is secured primarily by first priority mortgages on the drilling units, Ocean Rig Mylos, Ocean Rig Skyros and Ocean Rig Athena, bears interest at a fixed rate and matures on July 25, 2021.
As of December 31, 2015, we had outstanding borrowings amounting to $1,283.8 million under this facility. As of December 31, 2016, we had outstanding borrowings amounting to $1,270.8 million under this facility.
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
During the years ended December 31, 2015 and 2016, two of the Company's wholly owned subsidiaries purchased in the open market an aggregate principal amount of $369 million of these notes. As of December 31, 2016, the outstanding balance of $131 million is net of the notes repurchased in the open market. Effective March 21, 2017, the Notes held by our wholly owned subsidiaries have been cancelled.
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
On August 31, 2016, the Company entered into an amending and restating agreement (the "Amending and Restating Agreement"), to amend and restate the secured term loan facility agreement.  Pursuant to the Amending and Restating Agreement, (i) the Company has been released from its guarantee under the secured term loan facility, (ii) the amount of mandatory prepayment required to be made due to the termination of drilling contract for the Ocean Rig Apollo with Total E&P Congo has been reduced, (iii) the ownership of the Borrower and Drillship Alonissos Owners Inc., as owner of the Ocean Rig Apollo, has been transferred from the Company to a trustee, and (iv) the Company has been given an option to purchase the shares of Drillship Alonissos Owners Inc. upon satisfaction of certain condition.
Cash Flows
Year Ended December 31, 2016 Compared to Year Ended December 31, 2015
Our cash and cash equivalents decreased to $718.7 million as of December 31, 2016, compared to $734.7 million as of December 31, 2015, primarily due to cash used in investing and financing activities.  Our working capital surplus was $268.0 million as of December 31, 2016, compared to a $836.6 million working capital surplus as of December 31, 2015.

Net Cash Provided by Operating Activities
Net cash provided by operating activities was $763.0 million for the year ended December 31, 2016. In determining net cash provided by operating activities for the year ended December 31, 2016,  the net loss was adjusted for the effects of certain non-cash items, including $3,776.3 million impairment loss, $334.2 million of depreciation and amortization, $21.0 million of amortization of deferred financing costs, $25.3 million of loss on fixed asset disposals, partly offset by the gain from the repurchase of senior notes amounting to $125.0 million. Moreover, for the year ended December 31, 2016, the net loss was also adjusted for the effects of non-cash items, such as the amortization of deferred revenue amounting to $137.0 million. Net cash provided by operating activities was $593.0 million for the year ended December 31, 2015.
Net Cash Used in Investing Activities
Net cash used in investing activities was $392.5 million for the year ended December 31, 2016, compared to $643.7 million for the year ended December 31, 2015. We incurred expenditures related to drilling units under construction and related costs of $243.0 million and drilling units, machinery, equipment and other improvements and upgrades of $97.2 million for the year ended December 31, 2016, compared to $89.9 million and $544.0 million, respectively for the year ended December 31, 2015. A loss of $10.9 million was realized from the sale of fixed assets during 2016. The increase in restricted cash was $41.5 million during the year ended December 31, 2016, compared to an increase of $10.2 million in the corresponding year ended December 31, 2015.
Net Cash Used in Financing Activities
Net cash used in financing activities was $386.6 million for the year ended December 31, 2016. Net cash consisted of repayments of credit facilities amounting to $215.3 million, payments for senior notes repurchase amounting to $121.5 million and repurchase of common stock amounting to $49.9 million. This compares to net cash provided by financing activities of $263.3 million for the year ended December 31, 2015.
Effect on exchange rate changes on cash
Effect on exchange rate changes on cash was nil for the year ended December 31, 2016 compared to $6.8 million, loss for the year ended December 31, 2015.
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
 The interest rate swap and cap and floor agreements were terminated during 2016 and as at December 31, 2016  there are no outstanding agreements.
See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."
Currency Forward Sale Exchange Contracts
As of December 31, 2016, 2015, and 2014, we had no outstanding currency forward sale exchange contracts.
See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."
Supplemental Information
Drill Rigs Holdings Inc. and its Operating Subsidiaries
Drill Rigs Holdings, the issuer of our Senior Secured Notes, or the Issuer, is a corporation incorporated under the laws of the Republic of the Marshall Islands on October 10, 2008 and registered as a foreign company in the Cayman Islands on October 18, 2016. The Issuer is a wholly owned subsidiary of the Company. Ocean Rig 1 Inc. and Ocean Rig 2 Inc., corporations incorporated under the laws of the Marshall Islands on October 10, 2008, and wholly owned subsidiaries of the Issuer, each separately own and operate our modern, fifth generation harsh weather ultra-deepwater semi-submersible offshore drilling units, the Leiv Eiriksson and the Eirik Raude, respectively.  The Senior Secured Notes are secured by, among other things, first priority mortgages on the Leiv Eiriksson and the Eirik Raude. Ocean Rig 1 Inc. and Ocean Rig 2 Inc., along with other existing and future subsidiaries of the Issuer that hold or will hold the Leiv Eiriksson or the Eirik Raude, or certain assets related to such drilling units, or that are or become a party to a drilling contract for the employment of the Leiv Eiriksson or the Eirik Raude, or collectively, the Issuer Subsidiary Guarantors, and Ocean Rig UDW Inc. are guarantors of our Senior Secured Notes. The address for the Drill Rigs Holdings Inc.'s executive offices and principal place of business is c/o Ocean Rig Cayman Management Services SEZC Limited, 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands.
The registered address for our Issuer Subsidiary Guarantors, all of which are private limited companies organized under the laws of the Republic of the Marshall Islands and all of which are wholly owned subsidiaries of the Issuer is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.
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
Year Ended December 31,
(U.S. Dollars in thousands)	2016*
Total revenue	96,098
EBITDA(1)	(699,128)
Total assets	109,659
Total liabilities	477,478
Shareholders' equity	(367,819)
Total cash and cash equivalents	4,274
Capital Expenditures (2)	17,365

(1)
EBITDA represents net income/ loss before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. GAAP measure and does not represent and should not be considered as an alternative to net income / loss or cash flow from operations, as determined by U.S. GAAP or other U.S. GAAP measures, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations. EBITDA is also used by various of our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(2)	Capital expenditures represent fixed assets improvements.

* Includes inter-company balances as adjusted by an agreement among the Company, DRH, DFHI and DOV entered into on March 17, 2017 to settle any outstanding payables and receivables owed among the entities.

EBITDA reconciliation
EBITDA represents net income / loss before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income / loss or cash flow from operations, as determined by US GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drill Rigs Holdings measures its operations. EBITDA is also presented herein because Drill Rigs Holdings believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.
Year Ended December 31,
(U.S. Dollars in thousands)	2016
EBITDA reconciliation
Net loss	(802,054)
Net interest expense	55,547
Depreciation	50,123
Income taxes	(2,744)

EBITDA	(699,128)

Ocean Rig UDW Inc. and its Operating Subsidiaries
Adjustments to the calculation of Consolidated Net Income under the 7.25% Senior Unsecured Notes.
During the year ended December 31, 2016, we estimate that we will not exceed $85.1 million of adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the drilling units of Ocean Rig.
Drillships Financing Holdings Inc. and its Operating Subsidiaries
Adjustments to the calculation of Consolidated Net Income under the $1.9 billion Term Loan B Facility.
During the year ended December 31, 2016, we estimate that we will not exceed $85.1 million of adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the drilling units of Drillships Financing Holdings Inc.

Selected Historical Consolidated Financial Information and Other Data
The following table sets forth certain financial and other data of Drillships Financing Holdings Inc., our wholly-owned subsidiary and the issuer of $1.9 billion Term Loan B Facility and each of  its subsidiaries, that is a guarantor of  the loan (collectively "Drillships Financing Holdings Inc."), at the dates and for the periods indicated, which are derived from the unaudited financial statements of Drillships Financing Holdings on a consolidated basis and were prepared by us for use in connection with certain reporting requirements set forth in the indenture governing the $1.9 billion Term Loan B Facility.
The address for the Drillships Financing Holdings Inc.'s executive offices and principal place of business is c/o Ocean Rig Cayman Management Services SEZC Limited, 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands.
Year Ended December 31, 2016*
(U.S. Dollars in thousands)
Total revenue	561,675
EBITDA(1)	(2,758,863)
Total assets	1,221,349
Total liabilities	1,875,030
Shareholders' equity	(653,681)
Total cash and cash equivalents	362,458
Capital expenditures (2)	88,001

(1)
EBITDA represents net income / loss before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. GAAP measure and does not represent and should not be considered as an alternative to net income / loss or cash flow from operations, as determined by U.S. GAAP or other U.S. GAAP measures, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations. EBITDA is also used by various of our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(2)	Capital expenditures represent fixed assets improvements.
EBITDA reconciliation
EBITDA represents net income / loss before interest, taxes, depreciation and amortization.  EBITDA does not represent and should not be considered as an alternative to net income / loss or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drillships Financing Holdings measures its operations. EBITDA is also presented herein because Drillships Financing Holdings believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.
Year Ended December 31,
(U.S. Dollars in thousands)	2016
EBITDA reconciliation
Net loss	(3,048,658)
Net interest expense	118,164
Depreciation	152,174
Income taxes	19,457

EBITDA	(2,758,863)

Drillships Ocean Ventures Inc. and its Operating Subsidiaries
Adjustments to the calculation of Consolidated Net Income under the $1.3 billion Senior Secured Term Loan B Facility.
During the year ended December 31, 2016, we estimate that we will not exceed $85.1 million of adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the drilling units of Drillships Ocean Ventures Inc.
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

* Includes inter-company balances as adjusted by an agreement among the Company, DRH, DFHI and DOV entered into on March 17, 2017 to settle any outstanding payables and receivables owed among the entities.

The address for the Drillships Ocean Ventures Inc.'s executive offices and principal place of business is  c/o Ocean Rig Cayman Management Services SEZC Limited, 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands.
Year Ended December 31,
(U.S. Dollars in thousands)	2016*
Total revenue	635,431
EBITDA(1)	(302,272)
Total assets	1,203,505
Total liabilities	1,304,222
Shareholders' equity	(100,717)
Total cash and cash equivalents	157,386
Capital expenditures (2)	30,770

(1)
EBITDA represents net income/ loss before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. GAAP measure and does not represent and should not be considered as an alternative to net income / loss or cash flow from operations, as determined by U.S. GAAP or other U.S. GAAP measures, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations. EBITDA is also used by various of our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(2)	Capital expenditures represent fixed assets improvements, payments made to yard for the drilling units under construction and related construction expenses.
EBITDA reconciliation
EBITDA represents net income / loss before interest, taxes, depreciation and amortization.  EBITDA does not represent and should not be considered as an alternative to net income/ loss or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drillships Ocean Ventures measures its operations. EBITDA is also presented herein because Drillships Ocean Ventures believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.
Year Ended December 31,
(U.S. Dollars in thousands)	2016
EBITDA reconciliation
Net loss	(522,704)
Net interest expense	75,630
Depreciation	98,154
Income taxes	46,648

EBITDA	(302,272)

Ocean Rig Investments Inc.
Selected Historical Consolidated Financial Information and Other Data
The following table sets forth certain financial and other data of Ocean Rig Investments Inc., our wholly owned subsidiary, which is designated as an unrestricted subsidiary under our loan agreements.
Year Ended December 31,
(U.S. Dollars in thousands)	2016*
EBITDA(1)	(2)
Total assets	180,638
Total liabilities	2
Shareholders' equity	180,636
Total cash and cash equivalents	130,691

(1)
EBITDA represents net income/ loss before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. GAAP measure and does not represent and should not be considered as an alternative to net income / loss or cash flow from operations, as determined by U.S. GAAP or other U.S. GAAP measures, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations. EBITDA is also used by various of our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

* Includes inter-company balances as adjusted by an agreement among the Company, DRH, DFHI and DOV entered into on March 17, 2017 to settle any outstanding payables and receivables owed among the entities.

EBITDA reconciliation
EBITDA represents net income / loss before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income / loss or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drillships Financing Holdings measures its operations. EBITDA is also presented herein because Drillships Financing Holdings believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.
Year Ended December 31,
(U.S. Dollars in thousands)	2016
EBITDA reconciliation
Net income	624
Net interest expense	(626)
EBITDA	(2)

C.	Research and Development, Patents and Licenses, etc.
Not applicable.
D.	Trend Information
In recent years, the international drilling market has seen an increasing trend towards deep and ultra-deepwater oil and gas exploration. As shallow water resources mature, deep and ultra-deepwater regions are expected to play an increasing role in offshore oil and gas exploration and production. According to industry sources, for all floating rigs, total utilization of fleet had declined through 2015 and 2016.
According to industry sources, the in-service fleet as of the end of the third quarter of 2016 totaled 295 floating rigs and is expected to grow to 352 floating rigs upon the scheduled delivery of the current newbuild orderbook by the end of 2020. Historically, an increase in supply has caused a decline in utilization and dayrates until drilling units are absorbed into the market. Accordingly, dayrates have been very cyclical. We believe that the largest undiscovered offshore reserves are mostly located in ultra-deepwater fields and primarily located in the "golden triangle" between West Africa, Brazil and the Gulf of Mexico, as well as in East Africa, Australia and Southeast Asia. The location of these large offshore reserves has resulted in more than 90% of the floating drilling unit, or floater, orderbook being represented by deepwater rigs. Furthermore, due to increased focus on technically challenging operations and the inherent risk of developing offshore fields in ultra-deepwater, particularly in light of the Deepwater Horizon accident in the Gulf of Mexico, in which we were not involved, oil companies have already begun to show a preference for modern units more capable of drilling in these challenging environments.
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
The offshore drilling market is currently challenged by both the pace of drilling unit supply additions as well as a reduction in their demand. On the demand side, oil companies are reducing capital expenditure amidst the significant decline in oil prices which has curtailed drilling budgets. New tendering activity remains subdued as oil companies set their budgets at lower levels than seen in recent years. Drilling unit owners, such as ourselves, are bidding for available work extremely aggressively which will likely drive rates lower. On the supply side, based on industry sources, the worldwide fleet of floating rigs as of the end of the third quarter of 2016 will increase from 295 units to up to 352 units assuming delivery of the orderbook as of the end of the third quarter of 2016. This is due to over-ordering at shipyards during the boom periods. Based on this overcapacity, significant delays and cancellations of newbuild projects can be expected. Furthermore, owners will be forced to makes decisions regarding cold stacking and scrapping of older units.
For more information on risks to our business and our industry, please read "Risk Factors."
E.	Off-balance Sheet Arrangements
We do not have any off-balance sheet arrangements.
F.	Tabular disclosure of contractual obligations
The following table sets forth our contractual obligations and their maturity dates as of December 31, 2016:
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(U.S. Dollars in thousands)
Drilling units under construction (1)	938,096	417,931	520,165	-	-
Loan payments (2)	3,949,239	658,063	2,072,426	1,218,750	-
Interest payments (3)	862,019	184,203	613,384	64,432	-
Total	5,749,354	1,260,197	3,205,975	1,283,182	-
_________________
(1)	The figure includes contracted purchase obligations only.
(2)	Includes $131.0 million in aggregate principal amount of 7.25% senior unsecured notes and $459.7 million in aggregate principal amount of 6.5% senior secured notes.
(3)	Based on interest rates ranging from 2.04% to 7.25%, including part of interest rate swap payments for the floating rates (LIBOR).

Recent Accounting Pronouncements:
Leases: In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. Under the updated accounting standards, the Company's drilling contracts may contain a lease component and the adoption, therefore, may require that the Company separately recognizes revenues associated with the lease and services components. Given the interaction with the accounting standard update related to revenue from contracts with customers, the Company expects to adopt the updates concurrently, effective January 1, 2018 expecting to apply the modified retrospective approach. The adoption and ultimate effect on the consolidated financial statements will be based on an evaluation of the Company's contracts. The Company is currently evaluating the related requirements to determine the effects such requirements may have on the consolidated financial statements.

 Revenue from Contracts with Customers: In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) ("ASU 2016-08"), which clarifies the implementation guidance on principal versus agent considerations. In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing" and ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients." The amendments in these Updates do not change the core principle of the guidance in Topic 606, which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) Identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in Update 2016-10 simply clarify the following two aspects of Topic 606: (1) identifying performance obligations and (2) licensing implementation guidance. The amendments in Update 2016-12 similarly affect only certain narrow aspects of Topic 606; namely, (1) "Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1 (Applying Paragraph 606-10-25-7)," (2) "Presentation of Sales Taxes and Other Similar Taxes Collected from Customers," (3) "Noncash Consideration," (4) "Contract Modifications at Transition," (5) "Completed Contracts at Transition," and (6)  "Technical Correction." The amendments in these Updates also affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in these Updates are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," has deferred the effective date of Update 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted.

The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). Due to the significant interaction between Update 2014-09 and Accounting Standards Update 2016-02 Leases (ASC 842), the Company expects to adopt Update 2014-09 and Update 2016-02 concurrently with an effective date of January 1, 2018. The Company expects to apply the modified retrospective approach to the adoption. The Company is evaluating the effect Update 2014-09 and Update 2016-02 will have on the consolidated financial statements and related disclosures.

Share-based Payments: On March 30, 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which requires recognition of the income tax effects of equity awards in the income statement when the awards vest or are settled. The standard also allows employers to withhold shares upon settlement of an award for an amount up to the employees' maximum individual tax rate in the relevant jurisdiction without resulting in liability classification of the award. The standard permits entities to make an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards. We will adopt the standard for our annual and interim periods beginning January 1, 2017. The Company does not expect the adoption of the standard to have a material effect on its consolidated financial statements and related disclosures.
Statement of Cash Flows: In August 2016, the FASB issued ASU No. 2016-15- Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments which addresses certain cash flow issues with the objective of reducing the existing diversity in practice: ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures. In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230) - Restricted Cash which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.
Measurement of Credit Losses on Financial Instruments: On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. The new model will apply to: (1) loans, accounts receivable, trade receivables, and other financial assets measured at amortized cost, (2) loan commitments and certain other off-balance sheet credit exposures, (3) debt securities and other financial assets measured at fair value through other comprehensive income, and (4) beneficial interests in securitized financial assets. This update is effective for annual and interim periods beginning after January 1, 2020. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

Deferred Taxes: On November 20, 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which requires all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The new guidance, however, does not change the existing requirement that only permits offsetting within a tax jurisdiction. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.
Tax Accounting for Intra-Entity Asset Transfers: On October 24, 2016, the FASB issued ASU 2016-16, Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory, which requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transaction occurs as opposed to deferring tax consequences and amortizing them into future periods. This update is effective for annual and interim periods, beginning after January 1, 2018, with early adoption permitted and requires a modified retrospective approach with a cumulative-effect adjustment directly to retained earnings at the beginning of the period of adoption. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.
Definition of a Business: In January 2017, the FASB issued ASU 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occurs before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. This FASB standard Update is not expected to have a material effect on the Company's future or historical statements of cash flows; however, The Company will assess such impact, if circumstances arise
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
Directors and executive officers of Ocean Rig UDW Inc.(1)
Name	Age	Position
George Economou	64	Chairman of the Board, Chief Executive Officer and Class A Director
Chrysoula Kandylidis	63	Class C Director
Michael Pearson	39	Class A Director
Vassilis Karamitsanis	41	Class B Director
Anthony Kandylidis	40	President and Chief Financial Officer
Dimitris Koukoulas	57	Executive Vice President
George Kokkodis	55	Class C Director
John Liveris	65	Class B Director
Iraklis Sbarounis	32	Vice President Business Development and Secretary
Niki Fotiou (1)	47	Senior Vice President of Finance and Accounting

(1)  Ms. Fotiou resigned from the position of Senior Vice President of Finance and Accounting on December 16, 2016.
The business address of each of our directors and executive officers is c/o Ocean Rig Cayman Management Services SEZC Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KYI -1104 Cayman Islands.
George Economou was appointed as our Chief Executive Officer on September 2, 2010, and Chairman and director in December 2010. Mr. Economou has over 25 years of experience in the maritime industry. He has served as Chairman and Chief Executive Officer of DryShips Inc. since January 2005, and President until 2016. He successfully took DryShips public in February 2005, on NASDAQ under the trading symbol "DRYS". Mr. Economou has overseen the growth of DryShips into one of the largest US-listed dry bulk companies in fleet size and revenue and one of the largest Panamax owners in the world. Mr. Economou has also served as a director of Danaos Corporation. Mr. Economou began his career in 1976 when he commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1981-1986 he held the position of General Manager of Oceania Maritime Agency in New York. Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum, and Lloyds Register Hellenic Advisory Committee. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

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
Michael Pearson was appointed to the Board of the Company as of February 3, 2017. Mr. Pearson is based in the Cayman Islands. He is a chartered accountant and insolvency practitioner by background having commenced his career at Arthur Andersen. He moved to the Cayman Islands in 2008 from where he currently acts as an independent director to a number of listed and private entities and investment funds undertaking financial and operational turn arounds and wind downs. The Company's board of directors has determined that Mr. Pearson is considered to be an independent director, under the NASDAQ rules.
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
Anthony Kandylidis has served as our Executive Vice President since June 2012. On May 17, 2016, Mr. Kandylidis was appointed as our President. On December 16, 2016 Mr. Kandylidis was appointed as our Chief Executive Officer. Mr. Kandylidis started his career at OMI Corporation's commercial department. During his tenure at OMI Corporation, he gained significant experience in the tanker vessel business and held various positions with responsibilities spanning Sale and Purchase, Time Charters, FFA Trading, Corporate Finance and Strategic Planning. In the spring of 2006, Mr. Kandylidis returned to Greece where he provided consultancy services to companies affiliated with Mr. George Economou. In September of 2006, Mr. Kandylidis founded OceanFreight Inc. and he took OceanFreight Inc. public in April of 2007. In 2011 OceanFreight Inc. was absorbed by DryShips through a merger. Mr. Kandylidis graduated magna cum laude from Brown University and continued his studies at the Massachusetts Institute of Technology where he graduated with a Master's degree of Science in Ocean Systems Management. Mr. Kandylidis is also the President and Chief Financial Officer of DryShips.
Dimitris Koukoulas was been appointed as Executive Vice President of the Company on December 16, 2016. Prior to joining Ocean Rig, Mr. Koukoulas served in various positions with ship management entities controlled by Mr. George Economou since 2005, prior to which he was the Technical Manager of Oceanbulk Maritime SA. Mr. Koukoulas has over 30 years of experience in the shipping industry and shipbuilding projects out of which 25 years in managerial positions in the technical management field of bulk carriers, general cargo ships, containers, multi-purpose ships and offshore support vessels, including six years of experience in the marine repairs field in Houston, USA. Mr. Koukoulas holds a BSc degree in Mechanical Engineering from the University of Toledo, Ohio. He is a member of the ASME and the Hellenic Technical Committees of Bureau Veritas, Class NK, CCS, DNV GL, KRS and Lloyd's Register.
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
Iraklis Sbarounis was appointed as Vice President Business Development of the Company on December 16, 2016 and Secretary of the Company on February 3, 2017. Prior to that he held the position of Business Development Director. Prior to joining Ocean Rig, he held various positions with shipping entities controlled by Mr. George Economou, dealing with commercial, investment, and corporate finance matters, on the shipping and offshore sectors. He started his career in investment banking with BNP Paribas. Mr. Sbarounis holds a B.S. degree in Management Science from the Massachusetts Institute of Technology (MIT) and a M.Sc. degree in Finance and Economics from the London School of Economics and Political Science (LSE).

Niki Fotiou was appointed as the Company's Senior Vice President of Finance and Accounting on December 3, 2015 and has over 20 years of finance and accounting experience and 9 years with DryShips Inc. as SVP Accounting and Reporting and has been involved with Ocean Rig since 2008. Prior to her time with DryShips, she was employed at Deloitte and PWC. Niki is a graduate of the University of Cape Town and is a fellow of the Association of Certified Chartered Accountants and a member of the Certified Internal Auditors. From July 2006 to December 2009, Ms. Fotiou served as the Group Controller of Cardiff Marine Inc. For the period from 1993 to 2006, Ms. Fotiou worked for Deloitte and for Hyatt International Trade and Tourism Hellas. Ms. Fotiou resigned from the position of Senior Vice President of Finance and Accounting on December 16, 2016.
B.	Compensation
The aggregate compensation paid by us to the members of our senior management was $3.5 million for the year ended December 31, 2016. The aggregate compensation paid by us to the members of our senior management was $3.7 million for the year ended December 31, 2015.  The aggregate compensation paid by us to the members of our senior management was $18.4 million for the year ended December 31, 2014.  Our non-employee directors are each entitled to receive annual directors' fees of $30,000, such amount to be pro-rated for any portion of a full calendar year that a non-employee director is a member of our board of directors, plus reimbursement for actual expenses incurred while acting in their capacity as director. In addition, the chairmen of the committees of our board of directors receive annual fees of $10,000, such amount to be pro-rated for any portion of the full calendar year that the director is chairman of the committee, plus reimbursement for actual expenses incurred while acting in their capacity as chairman. We do not maintain a medical, dental, or retirement plan for our directors. Members of our senior management who also serve as directors do not receive additional compensation for their services as directors.
Our board of directors has adopted an equity incentive plan, pursuant to which officers, directors and employees of the Company, our subsidiaries and our affiliates and consultants and service providers to the Company, our subsidiaries and our affiliates are eligible to receive awards under the plan. See "—E. Share Ownership—2012 Equity Incentive Plan" below.
C.	Board Practices
Our board of directors consists of the six directors named above. Each director elected holds office for a three-year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The term of office of each director is as follows: our Class A directors, Mr. George Economou and Mr. Michael Pearson, serve for a term expiring at the 2017 annual general meeting of shareholders, our two Class B directors, Messrs. John Liveris and Vassilis Karamitsanis, serve for a term expiring at the 2018 annual meeting of shareholders and our two Class C directors, Mr. George Kokkodis and Ms. Chrysoula Kandylidis, serve for a term expiring at the 2019 annual meeting of shareholders.
There are no service contracts between us or any of our subsidiaries and any of our directors providing for benefits upon termination of their employment or service.
Our board of directors has determined four of our directors to be independent under Rule 10A-3 of the Exchange Act and the rules of the NASDAQ Stock Market: Messrs. Kokkodis, Karamitsanis, Liveris and Pearson. Under the NASDAQ corporate governance rules, a director is not considered independent unless our board of directors affirmatively determines that the director has no direct or indirect material relationship with us or our affiliates that could reasonably be expected to interfere with the exercise of such director's independent judgment. In making this determination, our board of directors broadly considers all facts and circumstances it deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.
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
As of December 31, 2016, 2015, and 2014, the total number of employees employed by Ocean Rig UDW and its subsidiaries was approximately 1,367, 2,274 and 2,320, respectively.
We did not experience any material work stoppages due to labor disagreements during 2016, 2015, and 2014.

Consultancy Agreements
Effective January 1, 2013, we entered through one of our wholly owned subsidiary into a consultancy agreement with Azara Services S.A. ("Azara"), a Marshall Islands entity beneficially owned by our Chief Executive Officer, Mr. George Economou, for the  provision of the services of our Chief Executive Officer. The agreement has an initial term of five years and may be renewed or extended with the consent of both parties. Under the terms of the agreement, we are obligated to pay an annual remuneration to Azara.  Azara is also entitled to cash or equity-based bonuses to be awarded at our sole discretion. We may terminate the agreement for cause, as defined in the agreement, in which case Azara will not be entitled to further payments of any kind. Upon termination of the agreement by us without cause, or in the event the agreement is terminated within three months of a change of control, as defined in the agreement, we will be obligated to pay a lump sum amount. Azara may terminate the agreement without cause upon three months written notice. In addition, Azara may terminate the agreement for good reason and in such event, we will be obligated to pay a lump sum amount. The agreement was terminated on December 31, 2016.
Effective June 1, 2012, we entered through one of our wholly owned subsidiary into a consultancy agreement with Basset Holdings Inc., or Basset, a Marshall Islands entity beneficially owned by our President and Chief Financial Officer, Mr. Anthony Kandylidis, for the provision of the services of our Executive Vice President. The agreement has an initial term of five years and may be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, we are obligated to pay an annual remuneration to Basset. Basset is also entitled to cash or equity-based bonuses to be awarded at our sole discretion. We may terminate the agreement for cause, as defined in the agreement, in which case Basset will not be entitled to further payments of any kind. Upon termination of the agreement by us without cause, or in the event the agreement is terminated within three months of a change of control, as defined in the agreement, we will be obligated to pay a lump sum amount. Basset may terminate the agreement without cause upon three months written notice. In addition, Basset may terminate the agreement for good reason and in such event, we will be obligated to pay a lump sum amount. The agreement was terminated on December 31, 2016.
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
On May 17, 2016, our Compensation Committee approved the discontinuance of the granting of stock awards to the Company's employees. Following the approval all the Company's restricted stock awards (expect for the below) were cancelled.
As of December 31, 2016, 343,885 shares have vested.
Item 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders
The following table sets forth the beneficial ownership of our common shares, as of March 17, 2017, held by:
●	each person or entity that we know beneficially owns 5% or more of our common stock;
●	each of our executive officers and directors; and
●	all our executive officers and directors as a group.
Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of March 17, 2017, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.
Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class(2)
Executive Officers and Directors:
George Economou(3)	7,421,860	9.0%
Anthony Kandylidis(4)	1,684,512	2.0%
Executive Officers and Directors as a Group	9,110,582	11.2%
5% Beneficial Owners:
James D. Dondero (5)	13,677,574	16.6%
Certain Highland Funds (5)	6,621,724	8.0%
Nancy Marie Dondero (5)	4,813,132	5.8%

*  Less than 1.0% of our total outstanding common shares.
(1)
Unless otherwise indicated, the business address of each beneficial owner identified is c/o Ocean Rig Cayman Management Services SEZC Limited, Po Box 309, Ugland House, South Church Street George Town, Grand Cayman, KYI -1104 Cayman Islands.

(2)
Based on 82,586,851 shares outstanding as of December 31, 2016.  Additionally, Ocean Rig Investments Inc. holds 56,079,533 shares of our common stock that are treated as treasury stock and not considered outstanding for the calculations set forth in the table above.  In the Cayman Island, the jurisdiction in which we are incorporated, shares of a subsidiary have all the rights attached to the class including voting rights.  As such, the 56,079,533 shares held by Ocean Rig Investments Inc. would be considered outstanding for voting purposes.

(3)
George Economou, our Chairman and Chief Executive Officer and Class A Director, may be deemed to beneficially own 6,490,001 of these shares through Sphinx Investment Corp., a Marshall Islands corporation controlled by Mr. Economou. Mr. Economou may be deemed to beneficially own 600,000 of these shares through Azara Services S.A., a Marshall Islands corporation controlled by Mr. Economou.  Mr. Economou may be deemed to beneficially own 79,525 of these shares through Elios Investments Inc., a wholly owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, or the Foundation, the beneficiaries of which are Mr. Economou and members of Mr. Economou's family. Mr. Economou may be deemed to beneficially own 145,128 of these shares through Entrepreneurial Spirit Holdings Inc., a Liberian corporation that is wholly owned by the Foundation. Mr. Economou may be deemed to beneficially own 105,357 of these shares through Fabiana Services S.A., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to own 1,849 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person.

(4)
Anthony Kandylidis, our President and Chief Financial Officer may be deemed to beneficially own 1,570,226 of these shares through Steel Wheel Investments Limited, a Marshall Islands corporation controlled by Mr. Kandylidis. Mr. Kandylidis, may be deemed to beneficially own 114,286 of these shares through Basset Holdings Inc., a Marshall Islands corporation controlled by Mr. Kandylidis.

(5)
This information is derived from Schedule 13G filed with the SEC on May 4, 2016.   Highland Global Allocation Fund, Highland Capital Management Fund Advisors, L.P. and  Strand Advisors XVI, Inc.  may be deemed the beneficial owners of 8.0% of the outstanding shares of our common stock  held by Highland Global Allocation Fund  as per the Schedule 13G filed with the SEC on May 4, 2016.

The following transaction accounts for the significant changes in the percentage of beneficial ownership of our common shares held by our Chairman, Chief Executive Officer and Class A Director, Mr. George Economou:
On June 8, 2015, we successfully completed the offering of 28,571,428 shares of our common stock. As part of the offering, companies affiliated with our Chairman, Chief Executive Officer and Class A Director, Mr. Economou, purchased 1,428,571 shares of common stock in the offering at public offering price.
As of March 15, 2017, we had 56 shareholders of record, 38 of which were located in the United States and held an aggregate of 82,586,851 of our common shares, representing 99.3% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 81,979,344 shares of our common stock as of March 15, 2017. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners.
As previously announced, we are currently exploring and considering various strategic alternatives with our financial and legal advisors and key stakeholders, which we expect will result in a restructuring of our debt. We expect that any comprehensive deleveraging plan will result in significant dilution to current shareholders and potential losses for other financial stakeholders. We expect the implementation of any restructuring of our debt to involve schemes of arrangement in the Cayman Islands or a filing under the U.S. Bankruptcy Code, although we may continue to explore other available options. We expect such a restructuring plan to result in significant dilution to current shareholders through the issuance of new shares of our common stock which may at a subsequent date result in a change of control of the Company.
B.	Related Party Transactions
All related party transactions are subject to the review and approval of the independent members of our board of directors.
Related Party Agreements
Effective January 1, 2013, Ocean Rig Management Inc., or Ocean Rig Management, our wholly-owned subsidiary, entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling") a company controlled by our Chairman, Chief Executive Officer and Director, Mr. George Economou, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for our offshore drilling units. Under the Global Services Agreement, Cardiff Drilling, or its subcontractor, (i) provides consulting services related to the identification, sourcing, negotiation and arrangement of new employment for our offshore assets and subsidiaries; and (ii) identifies, sources, negotiates and arranges the sale or purchase of our offshore assets and subsidiaries. In consideration of such services, we will pay Cardiff Drilling a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. Costs from the Global Services Agreement are expensed in the consolidated statement of operations or capitalized as a component of "Advances for drilling units under construction and related costs" being a directly attributable cost to the construction, as applicable. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties. For the years ended December 31, 2014 and 2015, total charges from Cardiff under the Global Service Agreement amounted to $21.3 million, $19.9 million.  As of March 31, 2016, the Company terminated the agreement with Cardiff Drilling, at no cost.

Consultancy Agreement
Under the consultancy agreement effective from January 1, 2013, between Ocean Rig Management and Vivid Finance Limited ("Vivid"), a company controlled by our Chairman, Chief Executive Officer and Director, Mr. George Economou, pursuant to which Vivid acts as a consultant on financing matters for Ocean Rig and its subsidiaries. Vivid provides financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments and, (iii) the raising of equity or debt in the capital markets. In consideration for these services, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties. On July 29, 2015, we amended the agreement with Vivid to expand the scope of the services provided under the agreement to cover certain cash management and cash investment services.  In consideration for these services, Vivid is entitled to a fee equal to 30% of any profits provided the profits are at least 10% of the invested amount. For the years ended December 31, 2014 and 2015 total charges from Vivid Finance under the consultancy agreement amounted to $13.2 million, $1.4 million. As of March 31, 2016, the Company terminated the agreement with Vivid, at no cost.
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
New Management Service Agreement
On March 31, 2016, the Company signed a management services agreement with TMS Offshore Services Ltd. (''TMS"), a company affiliated with our Chairman and Chief Executive Officer, Mr. George Economou, to provide certain management services related to the our drilling units including but not limited to commercial, financing, legal and insurance services, which is effective from January 1, 2016. Under the terms of this agreement, TMS will be compensated with a one-time set up fee of $2,000, a fixed monthly fee of $835,000 as well as certain variable fees including 1.00% on monies earned under drilling contracts, 0.75% on sale and purchase or M&A transactions and 0.20% on all financing transactions. Furthermore, we will reimburse TMS for all out-of-pocket expenses and travel expenses. We may terminate the agreement for convenience for a fee of $150,000. This agreement supersedes the previous agreements with Vivid and Cardiff Drilling, which were cancelled at no cost to us.
Effective from January 1, 2017, we together with TMS agreed to amend certain terms of the agreement, for the following material terms, in particular: 1) the existing monthly fee was increased from $835,000 to $1.29 million for the provision of the executive management services of the Company's Chairman and Chief Executive Officer and President and Chief Financial Officer; 2) the annual reduction of the termination fee by $15.0 million per annum starting from 2018 which at any given time may not be lower than $30.0 million; 3) a performance fee of up to $10 million per year at to be paid in stock or cash, at our Board's discretion; and 4) an increase in the variable fee to 0.50% on all financing transactions. For the year ended December 31, 2016, total charges from TMS under this agreement amounted to $38.0  million.
Employment Agreements
See "Item 6. Directors, Senior Management and Employees—D. Employees—Consultancy Agreements."
Registration Rights Agreement
On March 20, 2012, we entered into a registration rights agreement with DryShips, pursuant to which DryShips has the right, subject to certain restrictions, to require us to register under the Securities Act a total of 97,301,755 of our common shares that it owned as of the date of the agreement. On April 17, 2012, DryShips completed the sale of 11,500,000 of our common shares that were covered by the registration rights agreement. On February 14, 2013, DryShips Inc. completed the sale of an aggregate of 7,500,000 common shares of Ocean Rig UDW owned by DryShips Inc. in a public offering. During the year ended December 31, 2015, we exchanged the $120,000 Exchangeable Promissory Note for an aggregate amount of 22,222,222 of our shares owned by DryShips. On April 5, 2016, our unrestricted subsidiary, Ocean Rig Investments Inc., purchased 56,079,533 shares of our common stock held by DryShips. These shares were not retired and are treated as treasury stock for accounting purposes. After this transaction, DryShips no longer holds any equity interest in our Company.
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
HPOR Servicos De Consultaria Ltda ("HPOR") on September 1, 2016, commenced arbitration proceedings against, amongst other and us, for certain agency and marketing services provided for the Ocean Rig Mykonos and Ocean Rig Corcovado drilling units. We are disputing such allegations and have counter-claimed repayment of the commission already paid to HPOR.
On March 7, 2016, two our subsidiaries commenced arbitration proceedings against Total E&P Angola for the termination of the contract with the drilling unit Ocean Rig Olympia and we expect to have our hearing on the matter in June 2017.
On December 22, 2016, Mayze Services Limited ("Mayze") issued a claim before the English High Court of Justice against us and others seeking payment of GBP 5,230,074.13 in respect of fees allegedly owed in connection with marketing services provided by Mayze to us.  We are in the process of defending these proceedings.
On February 6, 2017, the Company reached an agreement with Premier Oil and Noble Energy to settle the disputed invoices related to the contract of the Eirik Raude against a total payment of $25.0 million. This settles all claims by all parties.
Except for the matters discussed above, we are not a party to any material litigation where claims or counterclaims have been filed against us other than routine legal proceedings incidental to our business.
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
Any future dividends declared will be at the discretion of our board of directors and will depend upon our financial condition, earnings and other factors, including the covenants contained in our debt agreements. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Debt Agreements—Existing Debt Agreements." Our ability to pay dividends is also subject to Cayman Islands law. Dividends may be paid out of profits. "Profits" is not defined under the Companies Law (2016 Revision) of the Cayman Islands, but may include income and realised and unrealised gains. The share premium account may be used to fund a bonus issue and a cash dividend, subject to the Company being able to pay its debts as they fall due in the ordinary course of business immediately following the date of the dividend and if the articles of association so permit

We believe that, under current U.S. law, any future dividend payments from our then current and accumulated earnings and profits, as determined under U.S. federal income tax principles, would constitute "qualified dividend income" and, as a consequence, non-corporate U.S. shareholders would generally be subject to the same preferential U.S. federal income tax rates applicable to long-term capital gains with respect to such dividend payments. Distributions in excess of our earnings and profits, as so calculated, will be treated first as a non-taxable return of capital to the extent of a U.S. stockholder's tax basis in its shares of common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see "Item 10. Additional Information—E. Taxation" for additional information relating to the tax treatment of our dividend payments.
During the year ended December 31, 2016 no dividends were paid. During the year ended December 31, 2015, we paid dividends of $50.3 million out of which $29.8 million were paid to DryShips by virtue of its shareholders.
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
	Low (NASDAQ)	High (NASDAQ)	Low(1) (OTC)	High(1) (OTC)
December 31, 2012	$11.75	18.17	73.00	102.00
December 31, 2013	13.76	20.83	89.03	124.00
December 31, 2014	8.50	19.87	124.00	124.00
December 31, 2015	1.38	9.52	(4)	(4)
December 31, 2016	0.66	3.38	(4)	(4)

For the Quarter Ended
March 31, 2015	5.91	9.49	(4)	(4)
June 30, 2015	5.12	9.52	(4)	(4
September 30, 2015	2.04	5.27	(4)	(4)
December 31, 2015	1.38	2.94	(4)	(4)
March 31, 2016	0.66	1.69	(4)	(4)
June 30, 2016	0.75	3.38	(4)	(4)
September 30, 2016	0.67	2.81	(4)	(4)
December 31, 2016	0.81	2.89	(4)	(4)

For the Month Ended
August 2016	0.67	2.18	(4)	(4)
September 2016	0.68	0.88	(4)	(4)
October 2016	0.81	1.30	(4)	(4)
November 2016	0.86	1.90	(4)	(4)
December 2016	1.53	2.89	(4)	(4)
January 2017	1.36	1.90	(4)	(4)
February 2017	0.72	1.45	(4)	(4)
March 2017 (through March 21, 2016)	0.65	0.80	(4)	(4)

_______________
(1)	As reported in Norwegian Kroner. As of March 17, 2017, the U.S. Dollar/Norwegian Kroner exchange rate was $1.00/NOK 8.46.
(2)	For the period from December 15, 2010, the date on which our common shares began trading on Norwegian OTC Market, until the end of the period.
(3)	For the period from October 6, 2011, the date on which our common shares began "regular way" trading on the NASDAQ Global Select Market, until the end of the period.
(4)	There were no trades during this period.

Item 10.	Additional Information
A.	Share capital
Not applicable.
B.	Memorandum and Articles of Association
Our current second amended and restated articles of incorporation and second amended and restated bylaws have been filed as Exhibits 3.1 and 3.2, respectively, to our Registration Statement on Form F-4 (File No. 333-175940) filed with the SEC on August 1, 2011. The information contained in these exhibits is hereby incorporated by reference in this annual report.
Information required by "Item 10. Additional Information—B. Memorandum and Articles of Association" of Form 20-F is hereby incorporated by reference to the section entitled "Description of Capital Stock" in our Registration Statement on Form F-4 (Registration Statement No. 333-210118), filed with the SEC on March 11, 2016, as amended. As of the date of this annual report, 160,888,606 common shares were issued, of which 82,586,851  common shares were outstanding and 22,222,222 common shares were held in our treasury.
On March 11, 2016, we filed a registration statement with the SEC in connection with a redomiciliation of our company from the Republic of the Marshall Islands to the Cayman Islands, which was effective as of April 14, 2016.  The new amended and restated memorandum and articles of association which were adopted on July 4, 2016 and are filed as Exhibit 3.4 to our post-effective amendment to our registration statement on Form F-4 dated July 7, 2016.

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
There are no exchange control regulations or currency restrictions in the Cayman Islands. Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.
E.	Taxation
The following is a discussion of the material Cayman Islands and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, U.S. Holders whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who acquire common shares in this offering and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common shares.
Cayman Islands Tax Considerations
The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company.  Interest, dividends and gains payable to the Company and all distributions by the Company will be received free of any Cayman Islands income or withholding taxes.  The Company has registered as an exempted limited company under Cayman Islands law and the Company has applied for, and received, an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to the Company in respect of the operations or assets of the Company; and may further provide that any such taxes or any tax in the nature of estate duty or inheritance tax shall not be payable in respect of the obligations of the Company.  The Cayman Islands are not party to a double tax treaty with any country that is applicable to any payments made to or by the Company. The Cayman Islands has entered into two intergovernmental agreements to improve international tax compliance and the exchange of information - one with the United States and one with the United Kingdom (the "US IGA" and the "UK IGA", respectively). The Cayman Islands has also signed, along with over 60 other countries, a multilateral competent authority agreement to implement the OECD Standard for Automatic Exchange of Financial Account Information – Common Reporting Standard (the "CRS").

Regulations were issued pursuant to the Cayman Islands Tax Information Authority Law (2014 Revision)(as amended) on 4 July 2014 to give effect to the US IGA and the UK IGA, and on 16 October 2015 to give effect to the CRS (together, the "AEOI Regulations"). All Cayman Islands "Financial Institutions" (including the Company) will be required to comply with the reporting requirements of the AEOI Regulations, unless the Company can rely on an exemption that permits it to be treated as a "Non-Reporting Cayman Islands Financial Institution" (as defined in the relevant AEOI Regulations). The Company does not propose to rely on any reporting exemption and will therefore comply with the registration, due diligence and reporting requirements of the AEOI Regulations as a "Reporting Financial Institution". As such, the Company is required to (i) register with the IRS to obtain a Global Intermediary Identification Number (for the purposes of the US IGA only), (ii) register with the Cayman Islands Tax Information Authority (the "TIA"), and thereby notify the TIA of its status as a "Reporting Financial Institution", (iii) conduct due diligence on its accounts to identify whether any such accounts are considered "Reportable Accounts", and (iv) report information on such Reportable Accounts to the TIA. The TIA will transmit such information to the IRS (for US Reportable Accounts), the HMRC (for UK Reportable Accounts) or other applicable overseas fiscal authorities as the case may be.  Under the terms of the US IGA, withholding will not be imposed on payments made to the Company unless the IRS has specifically listed the Company as a non-participating financial institution, or on payments made by the Company unless the Company has otherwise assumed responsibility for withholding under United States tax law.
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
Cyprus Tax Considerations
On March 9, 2017, we received a letter from the Republic of Cyprus Ministry of Finance stating that we have ceased to be considered as tax residents in the Republic of Cyprus as of December 31, 2016.
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
We do not benefit from income tax positions that we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in Brazil, Norway, Angola, Netherlands, Congo, Senegal, Cyprus, Jersey, South Africa, the United States, the U.K., Falkland Islands, Ivory Coast, Tanzania or Ghana our effective tax rate on our world-wide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.
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
Our interest expense is mainly affected by changes in the general level of interest rates.  However, as of December 31, 2016, we had no interest rate swap, cap and floor agreements due to the fact that they were terminated. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1%, with all other variables held constant, would have increased our net loss and our cash flows for the year ended December 31, 2016 by approximately $0.1 million, based on our total outstanding debt level at December 31, 2016. A 1% increase in LIBOR, with all other variables held constant, would have increased our interest expense for the year ended December 31, 2016 from $227.0 million to $227.1 million.
Foreign Currency Exchange Risk
We generate a substantial portion of our revenues in U.S. dollars; however, a portion of our revenue under our contracts with Petroleo Brasileiro S.A., or Petrobras Brazil, for the Ocean Rig Corcovado and the Ocean Rig Mykonos is receivable in Brazilian Real.  In addition, for the year ended December 31, 2016, we incurred approximately 47% of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2016, the net effect of a 1% adverse movement in U.S. dollar/Euro exchange rates would not have a material effect on our net income, while the net effect of a 1% adverse movement in U.S. dollar/currencies other than the U.S. dollar exchange rates would have resulted in an increase of $2.6 million in our losses before taxes for the year ended December 31, 2016.
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
The Company's Management, including the Chief Executive Officer and the Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2016. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and our Chief Financial Officer, to allow for timely decisions regarding required disclosures.
Based on this evaluation, the Company's Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2016, the Company's disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.
(b)	Management's Annual Report on Internal Control Over Financial Reporting
Internal control over financial reporting refers to the process designed by, or under the supervision of our Chief Executive Officer and the Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and the Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO 2013 framework, as of December 31, 2016.

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
Management has assessed the effectiveness of the Company's internal control over financial reporting at December 31, 2016, based on the framework established in "Internal Control — Integrated Framework" issued by the COSO 2013 framework. Based on the aforementioned assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2016.
The independent registered public accounting firm, Ernst Young (Hellas) Certified Auditors Accountants S.A., that audited the consolidated financial statements of the Company for the year ended December 31, 2016, included in this annual report, has issued an attestation report on the Company's internal control over financial reporting.
(c)	Attestation Report of the Registered Public Accounting Firm
The report of Ernst Young (Hellas) Certified Auditors Accountants S.A. included in "Item 18. Financial Statements" of this annual report is incorporated herein by reference.
(d)	Changes in Internal Control over Financial Reporting
There have been no significant changes in our internal control over financial reporting that have occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
We have adopted a code of ethics that applies to our directors, officers, employees and agents. We will provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Corporate Secretary, c/o Ocean Rig Cayman Management Services SEZC Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands. No substantive amendments were made to our code of ethics during the fiscal year ended December 31, 2016, and no waivers of our code of ethics were granted to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions during the fiscal year ended December 31, 2016.
Item 16C.	Principal Accountant Fees and Services
Our principal accountant has billed us for audit, audit-related and non-audit services for the years ended December 31, 2015 and 2016. The fees billed are set forth as follows:
	2015	2016
	(U.S. Dollars in thousands)

Audit and audit-related fees	$799	$645
Tax fees	31	27
Total fees	$830	$672

There were no audit-related or other fees billed in 2016 or 2015. Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements. Taxation fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
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
On April 5, 2016, we purchased, through our restricted subsidiary, Ocean Rig Investments Inc., all 56,079,533 common shares held in our Company by DryShips Inc. for $0.89 per share.
Item 16F.	Change in Registrant's Certifying Accountant
None.
Item 16G.	Corporate Governance
As a foreign private issuer, we are subject to less stringent corporate governance requirements than U.S.-domiciled companies. Subject to certain exceptions, NASDAQ permits foreign private issuers to follow home country practice in lieu of the NASDAQ corporate governance requirements. The practices we intend to follow in lieu of NASDAQ's corporate governance rules are:
●
In lieu of obtaining shareholder approval prior to the issuance of designated securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, we will comply with provisions of Caymans law, providing that the board of directors approves share issuances and adoptions of and material amendments to equity compensation plans.

●	Our board of directors will not hold regularly scheduled meetings at which only independent directors are present.
●
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Cayman Islands law. Consistent with Cayman Islands law and as provided in our amended and restated memorandum and articles of association, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us between 150 and 180 days advance notice to properly introduce any business at a meeting of shareholders.

Item 16H.	Mine Safety Disclosure
Not applicable.
PART III
Item 17.	Financial Statements
See "Item 18. Financial Statements"
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

1.4
Cayman Islands Amended and Restated Memorandum and Articles of Association, incorporated by reference to Exhibit 3.4 to the Post-Effective Amendment to Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-210118), filed with the SEC on July 7, 2016.

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

4.32
Addendum No.1 to the Consultancy agreement, dated January 1, 2013, by and between Ocean Rig Management, Inc. and Vivid Finance Limited, dated July 29, 2015 incorporated by reference to exhibit 10.32 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. filed with the SEC on March 11, 2016.

4.33
Termination, Release and Share Transfer Agreement, dated August 13, 2015, by and among, DryShips Inc., Alley Finance Co and Ocean Rig UDW Inc. incorporated by reference to exhibit 10.33 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. filed with the SEC on March 11, 2016.

4.34
Time charter party for offshore service vessels by and between Dianthus Maritime Ltd. and Ocean Rig Global Chartering Inc. dated March 29, 2016, incorporated by reference to exhibit 4.54 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.35
Time charter party for offshore service vessels between Fiore Shipping Inc. and Ocean Rig Global Chartering Inc. dated March 29, 2016, incorporated by reference to exhibit 4.55 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.36
Management Services Agreement by and between Ocean Rig UDW Inc. and TMS Offshore Services Inc. dated March 31, 2016, incorporated by reference to Exhibit 4.34 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2015, filed with the SEC on March 31, 2016.

4.37	Termination Agreement by and between Ocean Rig Management and Cardiff Drilling Inc., dated March 31, 2016.

4.38	Termination Agreement by between Ocean Rig Management and Vivid Finance Limited dated March 31, 2016.

4.39
Stock Purchase Agreement by and between Dryships Inc. as Seller and Ocean Rig Investments Inc.  as Buyer, dated April 5, 2016, incorporated by reference to Exhibit 4.112 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.40
Amendment No.1 to Facilities Agreement, dated February 13, 2015, by and among Drillship Alonissos Shareholders Inc., as Borrower, Ocean Rig UDW Inc., as Parent and Guarantor, Drillship Alonissos Owners Inc., as Drillship Owner and Guarantor, and the other entities named therein, relating to $475 million Term Loan Facilities, dated August 31, 2016.

4.41	Put and Call Option Agreement between Drillship Alonissos Shareholders Inc. as Borrower, Ocean Rig UDW Inc. as Purchaser and Drillship Alonissos Owners Inc. as Drillship Owner, dated August 31, 2016.

4.42	Trust Agreement of Drillship Alonissos Stock Trust, dated August 31, 2016.

4.43	Addendum to First Preferred Marshall Islands Mortgage by and between Drillships Alonissos Owners Inc. and DNB Bank ASA relating to the Ocean Rig Apollo dated August 31, 2016.

4.44
Share Security Deed by and between DrillshipAlonissos Stock Trust as Shareholder and DNB Bank ASA as Security Agent relating to the shares of Drillship Alonissos Shareholders Inc., dated August 31, 2016.

4.45	Termination Agreement by between Eastern Med Consultants Inc. and Azara Services S.A., dated as of December 30, 2016.

4.46	Termination Agreement by between Eastern Med Consultants Inc. and Basset Holdings Inc., dated as of December 30, 2016.

4.47	Addendum to Management Services Agreement by and between Ocean Rig UDW Inc. and TMS Offshore Services Inc. dated March 31, 2016, dated as of January 16, 2017.

8.1	Subsidiaries of Ocean Rig UDW Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

101
The following financial information from Ocean Rig UDW Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2015 and 2016;
(2) Consolidated Statements of Operations for the years ended December 31, 2014, 2015 and 2016;
(3) Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2015 and 2016;
(4) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2014, 2015 and 2016;
(5) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2015 and 2016; and
(6) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OCEAN RIG UDW INC.

By:	/s/ Anthony Kandylidis
Name:	Anthony Kandylidis
Title:	President and Chief Financial Officer

Dated:  March 22, 2017

OCEAN RIG UDW INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Ocean Rig UDW Inc.

We have audited the accompanying consolidated balance sheets of Ocean Rig UDW Inc. (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income/ (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the financial statement schedule listed in Item 18.1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ocean Rig UDW Inc. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 3 to the consolidated financial statements, the Company expects that during the fourth quarter of 2017 it will be in breach of the maximum leverage ratio requirement of its Secured Term Loan B facilities and does not believe that its then available funds will be sufficient to cure such non-compliance. Furthermore, the Company is considering and evaluating various alternatives including a restructuring plan to address liquidity and the deleveraging of its consolidated balance sheet. These conditions raise substantial doubt about Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in note 3. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ocean Rig UDW Inc.'s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 22, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 22, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Ocean Rig UDW Inc.

We have audited Ocean Rig UDW Inc.'s  internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Ocean Rig UDW Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Ocean Rig UDW Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ocean Rig UDW Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income/ (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2016 of Ocean Rig UDW Inc. and our report dated March 22, 2017 expressed an unqualified opinion thereon that included an explanatory paragraph regarding Ocean Rig UDW Inc.'s ability to continue as a going concern.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 22, 2017

OCEAN RIG UDW INC.
Consolidated Balance Sheets
As of December 31, 2015 and 2016
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31, 2015	December 31, 2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$734,747	$718,684
Restricted cash	2,718	34,274
Trade accounts receivable, net of allowance for doubtful receivables (Note 2)	416,104	297,059
Other current assets (Note 5)	84,533	29,924
Total current assets	1,238,102	1,079,941

FIXED ASSETS, NET:
Advances for drilling units under construction and related costs (Note 6)	394,852	545,469
Drilling units, machinery and equipment, net (Note 7)	6,336,892	2,438,292
Total fixed assets, net	6,731,744	2,983,761

OTHER NON-CURRENT ASSETS:
Restricted cash (Note 2)	10,020	20,008
Financial instruments (Note 10)	3,494	-
Other non-current assets (Note 8)	36,860	7,834
Total non-current assets, net	50,374	27,842
Total assets	$8,020,220	$4,091,544
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 9)	$56,725	$640,557
Due to related parties (Note 4)	-	7,231
Accounts payable and other current liabilities	104,029	53,891
Accrued liabilities	118,231	86,750
Deferred revenue	113,548	23,582
Financial instruments (Note 10)	8,931	-
Total current liabilities	401,464	812,011

NON-CURRENT LIABILITIES
Long term debt, net of current portion and deferred financing costs (Note 9)	4,271,743	3,247,216
Financial instruments (Note 10)	2,743	-
Deferred revenue	66,643	19,615
Other non-current liabilities	2,862	1,952
Total non-current liabilities	4,343,991	3,268,783

COMMITMENTS AND CONTINGENCIES (Note 17)	-	-
STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2015 and 2016, nil issued and outstanding at December 31, 2015 and 2016, respectively	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized, at December 31, 2015 and 2016, 160,888,606 shares issued and outstanding at December 31, 2015 and 2016 (Note 11)	1,609	1,609
Treasury stock; 22,222,222 shares at $0.01 par value as at December 31, 2015 and 78,301,755 shares at $0.01 par value at December 31, 2016 (Note 4 and Note 11)	(222)	(783)
Additional paid-in capital	3,572,549	3,524,426
Accumulated other comprehensive income/ (loss) (Note 12)	(22,841)	3,346
Accumulated deficit	(276,330)	(3,517,848)
Total stockholders' equity	3,274,765	10,750
Total liabilities and stockholders' equity	$8,020,220	$4,091,544
The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statement of Operations
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Year Ended December 31,
	2014	2015	2016
REVENUES:
Revenues	$1,817,077	$1,748,200	$1,653,667

EXPENSES:
Drilling units operating expenses	727,832	582,122	454,329
Depreciation and amortization	324,302	362,587	334,155
Impairment loss (Note 6 and Note 7)	-	414,986	3,776,338
General and administrative expenses	131,745	100,314	103,961
Loss on sale of fixed assets	-	5,177	25,274
Legal settlements and other, net (Note 17)	(721)	(2,591)	(8,720)
Operating income / (expenses)	633,919	285,605	(3,031,670)

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 13)	(300,131)	(280,348)	(226,981)
Interest income	12,227	9,811	3,449
Loss on interest rate swaps (Note 10)	(12,671)	(11,513)	(4,388)
Gain from repurchase of senior notes (Note 9)	-	189,174	125,001
Other, net	4,282	(12,899)	(614)
Total other expenses, net	(296,293)	(105,775)	(103,533)

INCOME / (LOSS) BEFORE INCOME TAXES	337,626	179,830	(3,135,203)
Income taxes (Note 14)	(77,823)	(99,816)	(106,315)

NET INCOME / (LOSS) ATTRIBUTABLE TO OCEAN RIG UDW INC.	$259,803	$80,014	$(3,241,518)

NET INCOME / (LOSS) ATTRIBUTABLE TO OCEAN RIG UDW INC. COMMON STOCKHOLDERS (Note 15)	$259,031	$78,839	$(3,241,518)

EARNINGS / (LOSS) PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 15)	$1.96	$0.57	$(33.43)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 15)	131,837,227	138,757,176	96,950,847
Dividend declared per share	0.57	0.38	-

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statements of Comprehensive Income / (Loss)
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. Dollars)

	Year Ended December 31,
	2014	2015	2016

Net income / (loss)	$259,803	$80,014	$(3,241,518)

Other Comprehensive income :
Reclassification of realized losses associated with capitalized interest to the Consolidated Statement of Operations (Note 10)	1,034	1,035	26,187
Actuarial gains/ (losses)	(1,518)	62	-
Total Other Comprehensive income / (loss)	(484)	1,097	26,187

Total Comprehensive income / (loss)	$259,319	$81,111	$(3,215,331)

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. Dollars - except for share data)

	Common Stock		Treasury Stock
	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income/Loss	Accumulated Deficit	Total Stockholders' Equity

BALANCE, January 1, 2014	131,875,128	$1,319	-	$-	$3,492,650	$(23,454)	$(490,672)	$2,979,843
Net income	-	-		-	-	-	259,803	259,803
Issuance of non-vested shares	157,500	1	-	-	(1)	-	-	-
Cancellation of previously issued vested shares	(15,450)	-	-	-	-	-	-	-
Amortization of stock based compensation	-	-	-	-	3,576	-	-	3,576
Establishment costs for issuance of subsidiaries shares	-	-	-	-	(1,268)	-	-	(1,268)
Dividends declared and paid	-	-	-	-	-	-	(75,194)	(75,194)
Other comprehensive loss	-	-	-	-	-	(484)	-	(484)
BALANCE, December 31, 2014	132,017,178	$1,320	-	$-	$3,494,957	$(23,938)	$(306,063)	$3,166,276
Net income	-	-	-	-	-	-	80,014	80,014
Issuance of non-vested shares	300,000	3	-	-	(3)	-	-	-
Issuance of common stock	28,571,428	286	-	-	193,697	-	-	193,983
Treasury stock	-	-	(22,222,222)	$(222)	(119,778)	-	-	(120,000)
Amortization of stock based compensation	-	-	-	-	3,676	-	-	3,676
Dividends declared and paid	-	-	-	-	-	-	(50,281)	(50,281)
Other comprehensive income	-	-	-	-	-	1,097	-	1,097
BALANCE, December 31, 2015	160,888,606	$1,609	(22,222,222)	$(222)	$3,572,549	$(22,841)	$(276,330)	$3,274,765
Net loss	-	-	-	-	-	-	(3,241,518)	(3,241,518)
Treasury stock	-	-	(56,079,533)	(561)	(49,350)	-	-	(49,911)
Amortization of stock based compensation	-	-	-	-	1,227	-	-	1,227
Other comprehensive income	-	-	-	-	-	26,187	-	26,187
BALANCE, December 31, 2016	160,888,606	$1,609	(78,301,755)	$(783)	$3,524,426	$3,346	$(3,517,848)	$10,750

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. Dollars)
	Years Ended December 31,

	2014	2015	2016
Cash Flows from Operating Activities:
Net income/(loss)	$259,803	$80,014	$(3,241,518)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	324,302	362,587	334,155
Amortization and write-off of financing fees	42,995	24,033	21,040
Amortization income of deferred financing fees	(219)	(2,781)	-
Change in fair value of derivatives	(15,909)	(8,217)	(8,180)
Loss on sale of fixed assets	-	5,177	25,274
Allowance for doubtful receivables	-	114,613	-
Gain from repurchase of senior notes	-	(189,174)	(125,001)
Effect of exchange rate changes on cash	-	6,748	-
Impairment loss	-	414,986	3,776,338
Amortization of stock based compensation	3,576	3,676	1,227
Changes in operating assets and liabilities:
Trade accounts receivable	(55,469)	(188,330)	119,045
Other current and non-current assets	38,460	36,027	73,038
Due to/(from) related parties	11,287	(11,287)	7,231
Accounts payable and other current and non-current liabilities	(25,728)	19,837	(51,048)
Accrued liabilities	(40,131)	(56,502)	(31,478)
Deferred revenue	(73,150)	(18,395)	(136,994)
Net Cash Provided by Operating Activities	469,817	593,012	763,129
Cash Flows from Investing Activities:
Loan to former parent	(120,000)	-	-
Proceeds from arrangement fees	3,000	-	-
Advances for drilling units under construction and related costs	(292,984)	(89,867)	(242,990)
Drilling units, machinery, equipment and other improvements/ upgrades	(455,997)	(543,976)	(97,163)
Proceeds/(loss) from sale of fixed assets	-	300	(10,850)
(Increase)/decrease in restricted cash	50,997	(10,174)	(41,544)
Net Cash Used in Investing Activities	(814,984)	(643,717)	(392,547)
Cash Flows from Financing Activities:
Proceeds from short/long-term credit facilities, terms loans and senior notes	2,250,000	462,000	-
Principal payments and repayments of long-term debt and senior notes	(1,862,250)	(61,179)	(215,279)
Senior notes repurchase	-	(273,673)	(121,455)
Net proceeds from common stock issuance	-	192,714	-
Repurchase of common stock	-	-	(49,911)
Dividends paid	(75,194)	(50,281)	-
Payments for issuance of subsidiaries shares	(466)	-	-
Payment of financing costs, net	(43,457)	(6,314)	-
Net Cash Provided by/(Used in) Financing Activities	268,633	263,267	(386,645)
Effect of exchange rate changes on cash	-	(6,748)	-
Net increase/(decrease) in cash and cash equivalents	(76,534)	205,814	(16,063)
Cash and cash equivalents at beginning of year	605,467	528,933	734,747
Cash and cash equivalents at end of year	$528,933	$734,747	$718,684

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the years for:
Interest, net of amount capitalized	212,014	256,056	254,207
Income taxes	60,374	60,687	70,983
Non cash financing and investing activities:
Issuance of non-vested shares	1	3	-
The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:
The accompanying consolidated financial statements include the accounts of Ocean Rig UDW Inc., its subsidiaries and consolidated Variable Interest Entities ("VIEs") (collectively, the "Company," "Ocean Rig" or the "Group"). Ocean Rig was formed on December 10, 2007, under the laws of the Republic of the Marshall Islands under the name Primelead Shareholders Inc. as an international contractor of offshore deepwater drilling services. The Company was established by DryShips Inc. ("DryShips" or formerly the "Parent") for the purpose of being the holding company of its drilling segment. DryShips is a publicly listed company on the NASDAQ Capital Market (NASDAQGS: DRYS). On November 24, 2010 and up to December 31, 2016, Ocean Rig UDW had an established office and was registered with the Cypriot Registrar of Companies as an overseas company. On October 6, 2011, the Company's common shares commenced "regular way" trading on the NASDAQ Global Select Market under the ticker symbol "ORIG." As of April 14, 2016, the corporate domicile of the Company moved from the Republic of the Marshall Islands to the Cayman Islands.
On April 5, 2016, the Company purchased all of its shares held by DryShips, through its unrestricted subsidiary, Ocean Rig Investments Inc. (Note 11). After this transaction, DryShips no longer holds any equity interest in the Company.
On September 11, 2015, the Company entered into an agreement to provide third party technical management services for the offshore drilling unit Cerrado. On April 28, 2016, the Company acquired the drilling unit Cerrado which was renamed to Ocean Rig Paros (Note 7).
The Company's customers are mainly oil and gas exploration and production companies, including major integrated oil companies, independent oil and gas producers and government-owned oil and gas companies. Customers individually accounting for more than 10% of the Company's revenues during the years ended December 31, 2014, 2015 and 2016, were as follows:
	Year ended December 31,
	2014	2015	2016
Customer A	14%	14%	11%
Customer B	18%	19%	20%
Customer C	12%	13%	-
Customer D	30%	15%	31%
Customer E	14%	13%	14%
Customer F	-	15%	18%

The loss of any of these significant customers could have a material adverse effect on the Company's results of operations if they were not replaced by other customers.

2. Significant Accounting Policies:
(a) Principles of consolidation: The accompanying consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("US GAAP") and include the accounts and operating results of Ocean Rig UDW, its wholly-owned subsidiaries and its VIEs. A VIE is an entity that in general does not have equity investors with substantive voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and absorbs a majority of an entity's expected losses, receives a majority of an entity's expected residual returns, or both.  All intercompany balances and transactions have been eliminated on consolidation. As of December 31, 2016 and 2015, the Company consolidated one VIE which supports our drilling operation in specific locations, for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies:

The VIE's total assets and liabilities, as of December 31, 2015, were $35,362 and $77,647, respectively, while total liabilities exceeded total assets by $42,285. The VIE's total assets and liabilities, as of December 31, 2016, were $23,227 and $86,119, respectively, while total liabilities exceeded total assets by $62,892.

As of December 31, 2016, the Company also consolidated one additional VIE due to the Trust (as defined) formed for the purpose of the amendment of the $462,000 Senior Secured Credit Facility (Note 9). Since the assets of the Trust can be used only to settle obligations of the Trust itself and at the same time creditors of the Trust do not have recourse to the general credit of the primary beneficiary, such assets and liabilities are analyzed as follows:

December 31, 2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$167
Restricted cash	31,956
Trade accounts receivable, net	3,341
Other current assets	1,884
Total current assets	37,348

FIXED ASSETS, NET:
Drilling units, machinery and equipment, net	675,420
Total fixed assets, net	675,420

OTHER NON-CURRENT ASSETS:
Restricted cash	20,008
Total non-current assets, net	20,008
Total assets	$732,776
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$164,218
Accounts payable and other current liabilities	5,218
Accrued liabilities	1,791
Total current liabilities	171,227

NON-CURRENT LIABILITIES
Long term debt, net of current portion and deferred financing costs	82,947
Total non-current liabilities	82,947

COMMITMENTS AND CONTINGENCIES	-
SHAREHOLDERS' EQUITY:
Common stock, $20 par value; 1,000 shares authorized and issued at December 31, 2016	20
Additional paid-in capital	960
Retained earnings	477,622
Total shareholders' equity	478,602
Total liabilities and shareholders' equity	$732,776

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
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

(f) Trade accounts receivable net: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from customers, net of an allowance for doubtful receivables. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful receivables. As of December 31, 2015 and 2016, the provision for doubtful receivables was $117,438 and $22,368, respectively.

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
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 2. Significant Accounting Policies-(continued):

(g) Concentration of credit risk (continued): The Company has made advances for the construction of drilling units in a major shipyard in Korea. The ownership of the drilling units is transferred from the yard to the Company at delivery. As of December 31, 2016, cumulative installment payments made to the yard amounted to approximately $466,258 for the two drilling units under construction (Note 6). These installment payments are secured with irrevocable letters of guarantee, or "refund guarantees", issued by financial institutions.

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

(i) Capitalized interest: Interest expense is capitalized during the construction period of drilling units based on accumulated expenditures for the applicable project at the Company's current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate (the "capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. If the Company's financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company. Capitalized interest expense for the years ended December 31 2014, 2015 and 2016, amounted to $37,342, $26,055 and $28,265, respectively (Note 13).

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
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):

 (l) Drilling units, machinery and equipment, net: Drilling units are stated at historical cost less accumulated depreciation. Such costs include the cost of adding or replacing parts of drilling unit machinery and equipment when the cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling unit. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight- line basis over the useful life of the assets after considering the estimated residual value as follows: bare deck 30 years and other asset parts from five to 30 years for the drilling units.

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

The projected net operating cash flows are determined by considering the drilling revenues from existing drilling contracts for the fixed days, while for the unfixed days the Company uses an estimated daily rate equivalent by utilizing available market data. The salvage value used in the impairment test is estimated using the Light Weight Tons (LWT) and the market scrap rate. The remaining significant assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. If the Company's estimate of undiscounted future cash flows for any drilling unit is lower than the carrying value, the carrying value is written down, by recording a charge to operations, to the drilling units' fair market value if the fair market value is lower than the vessel's carrying value. The fair market value for the drilling unit is obtained by independent appraisals.

As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable and therefore, concluded that no impairment loss was necessary for the year ended December 31, 2014. For the year ended December 31, 2015 and 2016, as a result of the impairment review, the Company determined that the carrying amount of two and eight drilling units were not recoverable and, therefore, a charge of $414,986 and $3,658,815, respectively, was recognized and is included in "Impairment loss", in the accompanying consolidated statement of operations (Note 7), the impairment of $92,371 for the drilling unit under construction Ocean Rig Amorgos (Note 6) and the impairment of $25,152 relating to the cashflow hedges for interest capitalized on vessels impaired (Note 12).

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
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

(o) Deferred financing costs: Deferred financing costs include fees, commissions and legal expenses associated with the Company's long- term debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made. Arrangement fees paid to lenders for loans which the Company has not drawn down are capitalized and included in other current and non-current assets. Amortization and write offs for each of the years ended December 31 2014, 2015 and 2016, amounted to $42,995, $24,033 and $21,040, respectively (Note 13).

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

Other revenues: Other revenues represent the revenues derived from customer contract terminations. The Company recognizes revenues from contract terminations as it has fulfilled obligations for such terminations and when all contingencies have expired.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
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
For the years ended December 31, 2014, 2015 and 2016
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

(u) Income taxes: Income taxes have been provided for based upon the tax laws and rates in effect in the countries in which the Company's operations are conducted and income is earned. There is no expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes because the countries in which the Company operates have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using the applicable jurisdictional tax rates in effect at the year in which the asset is realized or the liability settled. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense.

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

(y) Consolidation: In February 2015, the FASB issued Accounting Standards Update No. 2015-02 (ASU 2015-02): Consolidation - Amendments to the Consolidation Analysis, which changes the guidance as to whether an entity is a variable interest entity (VIE) or a voting interest entity and how related parties are considered in the VIE model. As of December 31, 2016, the Company has adopted the provisions of ASU 2015-02, which did not impact the consolidated financial statements.
(z) Going Concern: In August 2014, the FASB issued ASU No. 2014-15–Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company has adopted the provisions of ASU 2014-15 and provided the required note disclosure (Note 3).

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):

(aa)  Recent accounting pronouncements:

Leases: In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. Under the updated accounting standards, the Company's drilling contracts may contain a lease component and the adoption, therefore, may require that the Company separately recognizes revenues associated with the lease and services components. Given the interaction with the accounting standard update related to revenue from contracts with customers, the Company expects to adopt the updates concurrently, effective January 1, 2018 expecting to apply the modified retrospective approach. The adoption and ultimate effect on the consolidated financial statements will be based on an evaluation of the Company's contracts. The Company is currently evaluating the related requirements to determine the effects such requirements may have on the consolidated financial statements.

Revenue from Contracts with Customers: In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) ("ASU 2016-08"), which clarifies the implementation guidance on principal versus agent considerations. In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing" and ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients." The amendments in these Updates do not change the core principle of the guidance in Topic 606, which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) Identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in Update 2016-10 simply clarify the following two aspects of Topic 606: (1) identifying performance obligations and (2) licensing implementation guidance. The amendments in Update 2016-12 similarly affect only certain narrow aspects of Topic 606; namely, (1) "Assessing the Collectibility Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1 (Applying Paragraph 606-10-25-7)," (2) "Presentation of Sales Taxes and Other Similar Taxes Collected from Customers," (3) "Noncash Consideration," (4) "Contract Modifications at Transition," (5) "Completed Contracts at Transition," and (6)  "Technical Correction." The amendments in these Updates also affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in these Updates are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," has deferred the effective date of Update 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted.
The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). Due to the significant interaction between Update 2014-09 and Accounting Standards Update 2016-02 Leases (ASC 842), the Company expects to adopt Update 2014-09 and Update 2016-02 concurrently with an effective date of January 1, 2018. The Company expects to apply the modified retrospective approach to the adoption. The Company is evaluating the effect Update 2014-09 and Update 2016-02 will have on the consolidated financial statements and related disclosures.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):

(aa)  Recent accounting pronouncements:

Share-based Payments: On March 30, 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which requires recognition of the income tax effects of equity awards in the income statement when the awards vest or are settled. The standard also allows employers to withhold shares upon settlement of an award for an amount up to the employees' maximum individual tax rate in the relevant jurisdiction without resulting in liability classification of the award. The standard permits entities to make an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards. We will adopt the standard for our annual and interim periods beginning January 1, 2017. The Company does not expect the adoption of the standard to have a material effect on its consolidated financial statements and related disclosures.

Statement of Cash Flows: In August 2016, the FASB issued ASU No. 2016-15- Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments which addresses certain cash flow issues with the objective of reducing the existing diversity in practice: ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period, however, early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures. In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230) - Restricted Cash which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.
Measurement of Credit Losses on Financial Instruments: On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. The new model will apply to: (1) loans, accounts receivable, trade receivables, and other financial assets measured at amortized cost, (2) loan commitments and certain other off-balance sheet credit exposures, (3) debt securities and other financial assets measured at fair value through other comprehensive income, and (4) beneficial interests in securitized financial assets. This update is effective for annual and interim periods beginning after January 1, 2020. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

Deferred Taxes: On November 20, 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which requires all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The new guidance, however, does not change the existing requirement that only permits offsetting within a tax jurisdiction. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.
Tax Accounting for Intra-Entity Asset Transfers: On October 24, 2016, the FASB issued ASU 2016-16, Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory, which requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transaction occurs as opposed to deferring tax consequences and amortizing them into future periods. This update is effective for annual and interim periods, beginning after January 1, 2018, with early adoption permitted and requires a modified retrospective approach with a cumulative-effect adjustment directly to retained earnings at the beginning of the period of adoption. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):

(aa)  Recent accounting pronouncements:
Definition of business: In January 2017, the FASB issued ASU 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets of business. Under current implementation guidance, the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set in not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occurs before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. This FASB standard Update is not expected to have a material effect on the Company's future or historical statements of cash flows; however, Management will assess such impact, if circumstances arise.
3.          Liquidity and Going Concern considerations
As of December 31, 2016, the Company was in compliance with covenants contained in the $1.9 billion Secured Term Loan B Facility and $1.3 billion Senior Secured Term Loan B Facility  (the "Secured Term Loan B Facilities"), with an aggregate outstanding balance of $3.1 billion. In addition, at December 31, 2016, the Company had cash and cash equivalents of $718,684, current and non-current restricted cash of $54,282 and a working capital surplus of $267,930 (working capital is defined as current assets minus current liabilities, including the current portion of long-term debt). The Company's liquidity fluctuates depending on a number of factors, including, among others, revenue efficiency, collection of accounts receivable, debt and interest repayments, as well as payments for operating and general administrative expenses.
During October 2017 and as discussed in Note 9, the 6.50% Senior Secured Notes (the "Drill Rigs Senior Notes") are due and payable, with an outstanding balance, net of the notes repurchased in the open market amounting to $459,723, as of December 31, 2016.
In addition, the Company expects that during the fourth quarter of 2017, it will be in breach of the maximum leverage ratio covenant requirement for the Secured Term Loan B Facilities and will require additional cash liquidity in order to cure the covenant and remain in compliance, otherwise the Secured Term Loan B Facilities will be callable and payable in full.
The prolonged market downturn in the offshore drilling industry and the continued depressed outlook, have led to materially lower levels of investing in for offshore exploration and development by the current and potential customers on a global basis, while at the same time supply of available high specification drilling units has increased, which in turn has affected the Company with the early termination of five drilling contracts during the year ended December 31, 2016 and also led to the stacking of six drilling units of the Company's fleet as of the date of this report.
Considering all the above, the Company does not believe that cash on hand, following the repayment of $459,723 in relation to Drill Rigs Senior Notes and cash generated from operations, will be sufficient to meet the maximum leverage ratio covenant requirement for the Secured Term Loan B Facilities. In addition, the current market conditions will not allow the Company to improve its liquidity position through the sale of any of its drilling units, access to equity offerings, debt refinancing or a combination thereof, over the next year following the date of the issuance of these financial statements.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
3.          Liquidity and Going Concern considerations (continued):
The Company, together with its financial and legal advisors and key stakeholders, is currently considering and evaluating various alternatives, including a restructuring plan to address liquidity and a comprehensive balance sheet deleveraging to be sustainable in the longer term.
If such strategic alternatives do not result in completion of the restructuring with a consensual solution among all stakeholders, the Company may be forced to seek reorganization under schemes of arrangement in the Cayman Islands, the U.S. Bankruptcy Code or pursue other restructuring options. As there can be no assurance that a successful restructuring plan will be concluded, there exists substantial doubt about the Company's ability to continue as a going concern over the twelve months following the date of the issuance of these consolidated financial statements.
The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.
4. Transactions with Related Parties:
The amounts included in the accompanying consolidated balance sheets and consolidated statements of operations are as follows:

	Year ended December 31,
	2015	2016
Balance Sheet
Due to related parties	$-	$7,231

Advances for drilling units under construction and related costs	$394	$1,569
Drilling units, machinery and equipment, net	2,961	488
Accrued liabilities	$6,432	$3,100

	Year ended December 31,
Statement of Operations	2014	2015	2016
Revenues – commission fees	$16,826	$16,524	$14,925
Drilling units operating expenses	-	-	4,209
Amortization and write-off of financing fees - DryShips	-	2,781	-
General and administrative expenses	32,660	7,409	24,924
Interest income	$1,164	$6,024	$-

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties-(continued):
Cardiff Drilling Inc.: Effective January 1, 2013, Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling")  a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. George Economou, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company. Under the Global Services Agreement, Cardiff Drilling, or its subcontractor, (i) provided consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of the Company and its subsidiaries; and (ii) identified, sourced, negotiated and arranged the sale or purchase of the offshore assets of the Company and its subsidiaries. In consideration of such services, the Company paid Cardiff Drilling a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. Costs from the Global Services Agreement were expensed in the consolidated statement of operations or capitalized as a component of "Advances for drilling units under construction and related costs" being a directly attributable cost to the construction, as applicable. The consultancy agreement had a term of five years and could be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties. As of March 31, 2016, the Company terminated the agreement with Cardiff Drilling, at no cost.

Vivid Finance Limited: Under the consultancy agreement effective from January 1, 2013, between Ocean Rig Management and Vivid Finance Limited ("Vivid"), a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. George Economou, pursuant to which Vivid acted as a consultant on financing matters for Ocean Rig and its subsidiaries, Vivid provided the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments and, (iii) the raising of equity or debt in the capital markets. In exchange for its services in respect of the Company, Vivid was entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement had a term of five years and could be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties. On July 29, 2015, the Company amended its agreement with Vivid to expand the scope of the services provided under the agreement to the Company and its subsidiaries or affiliates, to cover certain cash management and cash investment services.  In exchange for its services in respect of the Company, Vivid was entitled to a fee equal to 30% of any profits provided the profits are at least 10% of the invested amount. As of March 31, 2016, the Company terminated the agreement with Vivid, at no cost.

Basset Holdings Inc.: Effective June 1, 2012, the Company entered through one of its' wholly owned subsidiaries into a consultancy agreement with Basset Holdings Inc. ("Basset"), a Marshall Islands entity beneficially owned by the Company's President and Chief Financial Officer Mr. Anthony Kandylidis, for the provision of his services to the Company. The agreement had an initial term of five years and could be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, the Company was obligated to pay an annual remuneration to Basset. Basset was also entitled to cash or equity-based bonuses to be awarded at the Company's sole discretion. The Company could terminate the agreement for cause, as defined in the agreement, in which case Basset would not be entitled to further payments of any kind. Upon termination of the agreement without cause, or in the event the agreement was terminated within three months of a change of control, as defined in the agreement, the Company would be obligated to pay a lump sum amount. Basset could terminate the agreement without cause upon three months written notice. In addition, Basset may terminate the agreement for good reason and in such event, the Company would be obligated to pay a lump sum amount. With effect as of December 31, 2016, the Company terminated the agreement with Basset at no cost.
Basset is also the owner of 114,286 shares of the Company's common stock, as of December 31, 2016.

Steel Wheel Investments Limited: Steel Wheel Investments Limited ("Steel Wheel"), a company controlled by the Company's President and Chief Financial Officer, Mr. Anthony Kandylidis, is the owner of 1,570,226 shares of the Company's common stock, as of December 31, 2016.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties-(continued):

George Economou: As of June 8, 2015, Mr. George Economou, the Company's Chairman and Chief Executive Officer, purchased $10,000, or 1,428,571 shares, of common stock in the offering of 28,571,428 shares of the Company's common stock at the public offering price (Note 11). As of December 31, 2016, Mr. George Economou has a 9.0% shareholding of the Company.

Azara Services S.A.: Effective January 1, 2013, the Company entered through one of its' wholly owned subsidiaries into a consultancy agreement with Azara Services S.A. ("Azara"), a Marshall Islands entity beneficially owned by the Company's Chairman and Chief Executive Officer, Mr. George Economou, for the  provision of the services of the Company's Chief Executive Officer. The agreement had an initial term of five years and could be renewed or extended with the consent of both parties. Under the terms of the agreement, the Company was obligated to pay an annual remuneration to Azara.  Azara was also entitled to cash or equity-based bonuses to be awarded at the Company's sole discretion. The Company could terminate the agreement for cause, as defined in the agreement, in which case Azara would not be entitled to further payments of any kind. Upon termination of the agreement without cause, or in the event the agreement was terminated within three months of a change of control, as defined in the agreement, the Company would be obligated to pay a lump sum amount. Azara could terminate the agreement without cause upon three months written notice. In addition, Azara could terminate the agreement for good reason and in such event the Company would be obligated to pay a lump sum amount. With effect as of December 31, 2016, the Company terminated the agreement with Azara at no cost.

DryShips Inc.: On November 18, 2014, the Company entered into a $120,000 Exchangeable Promissory Note with its former parent company, DryShips. The loan from the Company to DryShips bore interest at a LIBOR plus margin rate and was due in May 2016. On June 4, 2015, the Company and DryShips signed an amendment under the $120,000 Exchangeable Promissory Note to, among other things, partially exchange $40,000 of the loan for 4,444,444 of the Company's shares owned by DryShips, amend the interest of the loan and pledged to the Company 20,555,556 shares of the Company's stock owned by DryShips. On August 13, 2015, the Company reached an agreement with DryShips and exchanged the remaining outstanding balance of $80,000 owed to the Company under the $120,000 Exchangeable Promissory Note, for 17,777,778 shares of the Company's shares owned by DryShips. During the year ended December 31, 2015, the Company earned interest income amounting to $8,805 from DryShips under this loan agreement. During the year ended December 31, 2015, the Company paid dividends of $50,281 of which, $29,755 were paid to DryShips.
On March 29, 2016, the Company entered into 60 day time charter agreements for the offshore support vessels Crescendo and Jubilee with two subsidiaries of DryShips to assist with the stacking of the Company's drilling units in Las Palmas.
On April 5, 2016, the Company's unrestricted subsidiary, Ocean Rig Investments Inc., purchased 56,079,533 shares of the Company's common stock previously held by DryShips. After this transaction, DryShips no longer holds any equity interest in the Company (Note 11).
TMS Tankers Ltd. /TMS Offshore Services Ltd.: During 2016 TMS Tankers Ltd., and TMS Offshore Services Ltd., entities beneficially owned by the Company's Chairman and Chief Executive Officer, Mr. George Economou, charged the Company for various ad-hoc ancillary services.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties-(continued):

TMS Offshore Services Ltd.: On March 31, 2016, the Company signed a management services agreement with TMS Offshore Services Ltd. (''TMS"), a company affiliated with the Company's Chairman and Chief Executive Officer, Mr. George Economou, to provide certain management services related to the Company's drilling units including but not limited to commercial, financing, legal and insurance services, which is effective from January 1, 2016. Under the terms of this agreement, TMS will be compensated with a one-time set up fee of $2,000, a fixed monthly fee of $835 as well as certain variable fees including 1.00% on monies earned under drilling contracts, 0.75% on sale and purchase or M&A transactions and 0.20% on all financing transactions. Furthermore, the Company will reimburse TMS for all out-of-pocket expenses and travel expenses. The Company may terminate the agreement for convenience for a fee of $150,000. This agreement supersedes the previous agreements with Vivid and Cardiff Drilling, which were cancelled at no cost to the Company. On March 31, 2016 and effective from January 1, 2017, the Company and TMS agreed to alter, among some other terms of the agreement, the existing monthly fee from $835 to $1,291.7, provision of services by the Company's Chairman and Chief Executive Officer and President and Chief Financial Officer and the annual reduction of the termination fee by $15,000 per annum starting from 2018 which at any given time may not be lower than $30,000, a performance fee of up to $10 million per annum to be provided in stock or cash and the increase in the variable fee to 0.50% on all financing transactions.
5. Other Current Assets
The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2015	2016
Inventories	$18,088	$12,988
Deferred mobilization expenses	43,825	6,351
Prepayments and advances	20,607	10,500
Other	2,013	85
Total	$84,533	$29,924

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Advances for drilling units under construction and related costs:

The amounts shown in the accompanying consolidated balance sheets include milestone payments under the drilling unit building contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2.  For the years ended December 31, 2015 and 2016, the movement of the advances for drilling units under construction and related costs was as follows:
	December 31,
	2015	2016
Balance at beginning of year	$622,507	$394,852
Advances for drilling units under construction and related costs	500,031	242,988
Drilling units delivered	(727,686)	-
Impairment loss (advances and related costs for drilling unit under construction)	-	(92,371)
Balance at end of year	$394,852	$545,469

As of December 31, 2016, the Company has advanced $309,358, $156,900 and $76,600 to the yard for the construction of the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos respectively. On August 11, 2016, the Company entered into agreements with the yard to amend certain terms relating to contracts for the construction of its three seventh generation drilling units (the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos) which were previously scheduled for delivery in 2017, 2018 and 2019, respectively. As part of the agreements, the deliveries of the Ocean Rig Santorini and the Ocean Rig Crete were postponed to June 2018 and January 2019, respectively, certain installments were rescheduled and the total construction costs were increased to $694,790 and $709,565, respectively. With respect to the Ocean Rig Amorgos, the Company agreed to suspend its construction with an option, subject to the Company's option, to bring it back into force within a period of 18 months after the date of the addendum. Further to that, as of December 31, 2016, the Company impaired the total advances and related costs provided to the yard for the Ocean Rig Amorgos.

7.  Drilling units, machinery and equipment, net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$7,331,372	$(1,123,739)	$6,207,633
Additions/ Transfer from drilling units under construction	909,830	-	909,830
Disposal of assets	(5,477)	-	(5,477)
Impairment loss	(976,730)	561,744	(414,986)
Depreciation	-	(360,108)	(360,108)
Balance December 31, 2015	$7,258,995	(922,103)	6,336,892
Additions	99,515	-	99,515
Disposal of assets	(7,756)	133	(7,623)
Impairment loss	(3,658,815)	-	(3,658,815)
Depreciation	-	(331,677)	(331,677)
Balance December 31, 2016	$3,691,939	(1, 253,647)	2,438,292

For the years ended December 31, 2015 and 2016, as a result of the impairment review, the Company determined that the carrying amount of two and eight drilling units, respectively, were not recoverable and, therefore, a charge of $414,986 and $3,658,815, respectively was recognized and included in the "Impairment loss", in the accompanying consolidated statements of operations in order to write down those drilling units to their fair value.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.  Drilling units, machinery and equipment, net (continued):
On April 28, 2016, the Company acquired the sixth generation ultra-deepwater drilling unit Cerrado, which was sold through an auction, for a purchase price of $65,000. The drilling unit was built in 2011 to similar design specifications to the Company's existing sixth generation drilling units and was renamed as Ocean Rig Paros.
As of December 31, 2016, all of the Company's operating drilling units, apart from the Ocean Rig Paros have been pledged as collateral to secure the Company's 6.50% Senior Secured Notes due 2017, the $462,000 Senior Secured Credit Facility and the Term Loan B facilities discussed in Note 9.
8. Other non-current assets

The amount of other non-current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2015	2016
Deferred mobilization expenses	$23,992	$5,564
Intangible assets, net	3,289	1,845
Prepaid investments	9,579	425
Total	$36,860	$7,834

9. Long-term Debt:
	December 31, 2015	December 31, 2016
$1.3 billion Senior Secured Term Loan B Facility	$1,283,750	$1,270,750
$1.9 billion Secured Term Loan B Facility	1,857,250	1,838,250
$462 million Senior Secured Credit Facility	432,821	249,542
$500 million Senior Unsecured Notes	229,411	130,974
$800 million Senior Secured Notes	607,742	459,723
Less: Deferred financing costs	(82,506)	(61,466)
Total debt	4,328,468	3,887,773
Less: Current portion	(56,725)	(640,557)
Long-term portion	$4,271,743	$3,247,216

7.25% Senior Unsecured Notes due 2019

On March 26, 2014 the Company issued $500,000 aggregate principal amount of 7.25% Senior Unsecured Notes due 2019 (the "$500 million Senior Unsecured Notes"), offered in a private placement, resulting in net proceeds of approximately $493,625. The Senior Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness. The Company used the net proceeds from the offering of the 7.25% Senior Unsecured Notes, together with cash on hand, and repurchased $462,300 of its 9.5% Senior Unsecured Notes, of which $500,000 in aggregate principal amount was outstanding prior to closing of the 7.25% Senior Unsecured Notes Offering, at a tender premium of 105.375%, while the remaining $37,700 was redeemed at a redemption price of 104.5% on May 13, 2014.

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

During the years ended December 31, 2015 and 2016, one of the Company's wholly owned subsidiary, has purchased in the open market an aggregate principal amount of $270,589 and $98,437 of these notes, respectively, and the outstanding balance reported above, of $229,411 and $130,974 respectively, is net of the notes repurchased. Effective March 21, 2017, the Notes held by the Company's wholly owned subsidiaries have been cancelled.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt (continued):
During the years ended December 31, 2015 and 2016, the purchase of the notes, resulted in a gain of $130,454 and $57,160, respectively, and is included in "Gain from repurchase of senior notes" in the accompanying consolidated statement of operations.
6.50% Senior Secured Notes due 2017

On September 20, 2012, the Company's wholly owned subsidiary Drill Rigs Holdings Inc. (the "Issuer"), issued $800,000 aggregate principal amount of 6.50% Senior Secured Notes due 2017 (the "$800 million Senior Secured Notes") offered in a private offering. The Drill Rigs Senior Notes are secured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Drill Rigs Senior Notes are fully and unconditionally guaranteed by the Company and certain of its existing and future subsidiaries of the Issuer and are secured by certain assets of, and by a pledge of the stock of, the Issuer and the subsidiaries of the Issuer. The contractual semi-annual coupon interest rate is 6.5% on the Drill Rigs Senior Notes. On or after October 1, 2015, the Issuer may, at its option, redeem all or a portion of the Drill Rigs Senior Notes at the time or from time to time at 103.25% (from October 1, 2015 to September 30,2016) or 100% (October 1, 2016 and thereafter) of the principal amount thereof, plus any accrued and unpaid interest thereof to the date of the redemption.

Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the Issuer will be required to make an offer to repurchase the Drill Rigs Senior Notes at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of repurchase.
During the years ended December 31, 2015 and 2016, two of the Company's wholly owned subsidiaries purchased in the open market an aggregate principal amount of $192,258 and $148,019 of these notes, respectively and the outstanding balance reported above, of $607,742 and $459,723 respectively, is net of the notes repurchased. Effective March 21, 2017, the Notes held by the Company's wholly owned subsidiaries have been cancelled.
During the years ended December 31, 2015 and 2016, the purchase of the notes resulted in a gain of $58,720 and $67,841, respectively, and is included in "Gain from repurchase of senior notes" in the accompanying consolidated statements of operations.
$1.3 billion Senior Secured Term Loan B Facility
On July 25, 2014, the Company's wholly owned subsidiary, Drillships Ocean Ventures Inc., entered into a $1.3 billion Senior Secured Term Loan B facility to repay the $1.35 billion Senior Secured Credit Facility, which had an outstanding loan balance of approximately $1.3 billion on that date. The New Term Loan B facility which is secured primarily by first priority mortgages on the vessels, the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, bears interest at a fixed rate, and matures on July 25, 2021.
$1.9 billion Term Loan B Facility

On July 12, 2013,  the Company, through its wholly-owned subsidiaries, Drillships Financing Holding Inc. ("DFHI") and Drillships Projects Inc., entered into a $1,800,000 senior secured term loan facility, comprised of tranche B-1 term loans in an aggregate principal amount equal to $975,000 ("Tranche B-1 Term Loans") and tranche B-2 term loans in an aggregate principal amount equal to $825,000 ("Tranche B-2 Term Loans" and, together with the "Tranche B-1 Term Loans", the "$1.9 billion Term Loan B Facility"), with respective maturity dates in the first quarter of 2021, subject to adjustment to the third quarter of 2020 in certain circumstances, and the third quarter of 2016. The Term Loans are initially guaranteed by the Company and certain existing and future subsidiaries of DFHI and are secured by certain assets of, and by a pledge of the stock of, DFHI and the subsidiary guarantors. On July 26, 2013, the Company through its wholly-owned subsidiaries DFHI and Drillships Projects Inc. entered into an incremental amendment to the $1,800,000 senior term loan for additional tranche B-1 term loans in an aggregate principal amount of $100,000.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
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
$462 million Senior Secured Credit Facility
On February 13, 2015, the Company's wholly owned subsidiary, Drillship Alonissos Shareholders Inc., entered into a secured term loan facility agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, for up to $475,000 to partially finance the construction costs of the Ocean Rig Apollo. This facility has a 5 year term and bears interest at LIBOR plus a margin. On March 3, 2015, the Company drew down an amount of $462,000 under this facility and pledged restricted cash of $15,000, as of June 30, 2016, associated with the respective loan. On February 11, 2016, the client of the Ocean Rig Apollo sent to the Company a notice of termination. Under the $462,000 Senior Secured Credit Facility, the Company was required to find a new Satisfactory Drilling Contract (as defined in the loan agreement) by May 21, 2016. The Company did not secure a new drilling contract for the Ocean Rig Apollo and, therefore, was required to make a mandatory prepayment of approximately $145,894 on August 22, 2016.
On August 31, 2016, the Company's wholly owned subsidiary, Drillship Alonissos Shareholders Inc., entered into an amendment to the term loan facility agreement in consideration for the lenders agreeing: (i) to reduce the amount of the mandatory prepayment from $145,894 to $125,000;(ii) to release the Company as Guarantor and from all obligations, actual or contingent, joint or several, now or at any time outstanding; (iii) to waive any existing breaches and, (iv) the cold-stacking of the drilling unit. Furthermore, a trust was formed, namely "Drillship Alonissos Stock Trust" (the "Trust"), in which the Company has transferred the shares of Drillship Alonissos Shareholders Inc. together with the shares of Drillship Alonissos Owners Inc., previously held by Drillship Alonissos Shareholders Inc. Additionally, the repayment schedule of the loan was altered to include a cash sweep term authorizing the lenders to transfer any excess cash flow on a monthly basis, as a prepayment pro rata across the loan, therefore, leading to the full repayment of the loan by June 2018, whereas according to the initial repayment schedule it would have been fully repaid by June 2020. Following the repayment, the Trust, will be dissolved and shares will be returned to their initial holders.

The Company's outstanding debt is secured by, among other things, first priority mortgages over the Company's operating drilling units, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation relating to such drilling units and a pledge of the shares of capital stock of certain of the Company's subsidiaries.

Certain of our debt instruments contain financial covenants, minimum coverage ratio requirements and minimum liquidity and restrict, without the lender's prior consent, the Company's and its subsidiaries ability to, among other things, pay dividends, change the management and ownership of its drilling units, incur additional indebtedness, incur and create liens on its assets, change in the general nature of the Company's business and require that the Company maintain an established place of business in the United States or the United Kingdom.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt (continued):

Total interest and debt amortization cost incurred on long-term debt for the years ended December 31, 2014, 2015 and 2016, amounted to $304,132, $300,543 and $256,222, respectively, of which $37,342, $26,055 and $28,265, respectively, were capitalized as part of the cost of the drilling units under construction. Total interest incurred and amortization of debt issuance cost on long-term debt, net of capitalized interest, are included in "Interest and finance costs" in the accompanying consolidated statement of operations.

The Company's weighted average interest rates on the above bank loans and notes were 6.4%, 6.3% and 6.2%, as of December 31, 2014, 2015, and 2016, respectively.

The bank loans are payable in U.S. Dollars in quarterly and monthly instalments with balloon payments due at maturity between June 2018 to July 2021.

Loan movements for the Company's Senior Unsecured Notes and secured credit facilities throughout 2017, is as follows:

Loan	Loan Agreement Date	Original Amount	December 31, 2015	Repayments/ Repurchase of senior notes	December 31, 2016

$800 million Senior Notes	September 20, 2012	$800,000	607,742	(148,019)	$459,723
$1.9 billion Secured Term Loan B Facility	July 12, 2013	1,900,000	1,857,250	(19,000)	1,838,250
$500 million Senior Unsecured Notes	March 26, 2014	500,000	229,411	(98,437)	130,974
$1.3 billion Senior Secured Term Loan B	July 25, 2014	1,300,000	1,283,750	(13,000)	1,270,750
$462 million Senior Secured Credit Facility	February 13, 2015	$462,000	$432,821	$(183,279)	$249,542
			$4,410,974	$(461,735)	$3,949,239

The annual principal payments required to be made after December 31, 2016, including balloon payments, totaling $3,949,239 due through July 2021, are as follows:

2017	658,063
2018	115,202
2019	162,974
2020	1,794,250
2021	1,218,750
Total principal payments	3,949,239
Less: Financing fees	(61,466)
Total debt	$3,887,773

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
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
As of December 31, 2014, the Company had seven interest rate swaps outstanding, with a notional amount of $1.8 billion, maturing from April 2016 through November 2017. As of December 31, 2015, the Company had seven interest rate swaps outstanding, with a notional amount of $1.6 billion, maturing from April 2016 through November 2017. During the year ended December 31. 2016, the Company terminated the interest rate swaps and there were no interest rate swaps outstanding as of December 31, 2016.
Effective January 1, 2011, the Company removed the designation of interest rate swaps previously designated as cash flow hedges and discontinued hedge accounting for the associated interest rate swaps. As a result, as of December 31, 2015, these agreements did not qualify for hedge accounting and, as such, changes in their fair values are included in the accompanying consolidated statements of operations.
Accumulated Other Comprehensive Loss also included realized losses on cash flow hedges associated with interest capitalized during prior years under "Advances for drilling units under construction" amounting to $27,776, which according to ASC 815-30-35 is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As a result, during the years ended December 31, 2014, 2015 and 2016, amounts of $1,034, $1,035 and $26,184, respectively, were reclassified into the consolidated statements of operations.
The estimated amount in other comprehensive income/ (loss) of cash flow hedge losses at December 31, 2016, that will be reclassified into earnings within the next twelve months, is zero.
Tabular disclosure of financial instruments is as follows:
Fair Values of Derivative Instruments in the Balance Sheets:
Derivatives not designated as Hedging Instruments	Balance Sheet Location	December 31, 2015 Fair value	December 31, 2016 Fair value
Interest rate swaps	Financial Instruments non-current assets	$3,494	$-
Interest rate swaps	Financial Instruments current liabilities	(8,931)	-
Interest rate swaps	Financial Instruments non-current liabilities	(2,743)	-
Total derivatives		$(8,180)	$-

The effect of Derivative Instruments on the Consolidated Statement of Operations:

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements – (continued):
			Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Year ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2016
Interest rate swaps	Gain/ (Loss) on interest rate swaps	$(12,671)	$(11,513)	$(4,388)

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, and accounts payable and other current liabilities reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The 7.25% Senior Unsecured Notes, the Drill Rigs Senior Notes and the Term Loan B Facilities have a fixed rate and their estimated fair values are determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter market). While the $462 million Senior Secured Credit Facility, has a floating rate on LIBOR and its' carrying value is approximately the same as its' fair market value.
The estimated fair value of the above 7.25% Senior Unsecured Notes, Drill Rigs Senior Notes, $1.9 billion Secured Term Loan B Facility and $1.3 billion Senior Secured Term Loan B Facility at December 31, 2015, was approximately $100,367, $357,431, $427,168 and $628,242 respectively. For the aforementioned senior notes and term loans their carrying value net of finance fees as at December 31, 2015, was $226,655, $601,845, $1,814,746 and $1,257,484, respectively.
The estimated fair value of the above 7.25% Senior Unsecured Notes, Drill Rigs Senior Notes, $1.9 billion Secured Term Loan B Facility and $1.3 billion Senior Secured Term Loan B Facility at December 31, 2016, was approximately $51,080, $201,129, $1,156,958 and $1,002,304, respectively. For the aforementioned senior notes and term loans their carrying value net of finance fees as at December 31, 2016, was $129,844, $457,745, $1,804,272 and $1,248,747, respectively.
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

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements-(continued):

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Interest rate swaps-asset position	$3,494	-	3,494	$-
Interest rate swaps-liability position	(11,674)	-	(11,674)	-

Total	$(8,180)	-	(8,180)	$-

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of December 31, 2015.

	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Impairment loss
Non-Recurring measurements:
Long-lived assets	$-	$610,000	$-	$(414,986)

As a result of the impairment analysis performed for the year ended December 31, 2015, the Company's two drilling units, with a carrying amount of $1,024,986 were written down to their fair value as determined based on the valuations of the independent valuators, resulting in an impairment charge of $414,986 which was included in the accompanying consolidated statement of operations for the year ended December 31, 2015 (Note 7).

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of December 31, 2016.

	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Impairment loss
Non-Recurring measurements:
Long-lived assets	$-	$1,035,499	$-	$(3,658,815)

As a result of the impairment analysis performed for the year ended December 31, 2016, the Company's eight drilling units, with a carrying amount of $4,694,314 were written down to their fair value as determined based on the valuations of the independent valuators, resulting in an impairment charge of $3,658,815 which was included in the accompanying consolidated statement of operations for the year ended December 31, 2016 (Note 7),  the impairment of $92,371 for the drilling unit under construction Ocean Rig Amorgos (Note 6) and the impairment of $25,152 relating to the cashflow hedges for interest capitalized on vessels impaired (Note 12).

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Common Stock and Additional Paid-in Capital:

General
The Company's authorized capital stock consisted of 1,000,000,000 common shares and 500,000,000 preferred shares par value $0.01 per share.
All Company's common stock has equal voting rights and participates equally in dividend distributions.
Dividends

In March 2015 and in May 2015, the Company paid dividends of $0.19 per common share to its shareholders, with respect to the quarters ended December 31, 2014 and March 31, 2015, respectively.
Issuance of common shares

On June 8, 2015, the Company successfully completed the offering of 28,571,428 shares of its common stock, par value $0.01 per share, at a price of $7.00 per share, resulting in proceeds of $194,134, after deducting placement fees. As part of the offering, Mr. George Economou, the Company's Chairman and Chief Executive Officer, purchased $10,000, or 1,428,571 shares, of common stock in the offering at the public offering price.

Treasury stock

During the year ended December 31, 2015, the Company exchanged the $120,000 Exchangeable Promissory Note for an aggregate amount of 22,222,222 of the Company's shares owned by DryShips (Note 4). These shares were not retired and are held as treasury stock.

On April 5, 2016, the Company's unrestricted subsidiary, Ocean Rig Investments Inc., purchased 56,079,533 shares of the Company's common stock previously held by DryShips (Note 4). These shares were not retired and are treated as treasury stock for accounting purposes since under U.S. GAAP the parent's shares purchased by a subsidiary are treated as treasury shares. The Company is incorporated in the Cayman Islands. Under Cayman Islands law, shares of a parent company held by a subsidiary company are not characterized as treasury shares, are entitled to vote and be counted in determining the total number of outstanding shares in the Company.
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
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Common Stock and Additional Paid-in Capital (continued):

Restricted stock awards

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
On May 17, 2016, the Company's Compensation Committee approved the discontinuance of the granting of stock awards to the employees of the Company. Following the approval, all the Company's restricted stock awards, apart from those awarded to Azara, were cancelled.
As of December 31, 2016, 343,885 shares have vested.
A summary of the status of Ocean Rig's non vested shares as of December 31, 2015 and 2016 and movement during the years then ended, is presented below.
	Number of non vested shares	Weighted average grant date fair value per non vested shares

Balance December 31, 2014	612,798	$13.49
Granted	186,702	6.95
Forfeited	(63,950)	12.29
Vested	(330,252)	13.33
Balance December 31, 2015	405,298	$10.80
Forfeited	(155,298)	10.08
Vested	(150,000)	12.43
Balance December 31, 2016	100,000	$9.46

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Common Stock and Additional Paid-in Capital-(continued):

	Number of vested shares	Weighted average grant date fair value per vested shares

As at December 31, 2014	309,452	$17.22
Granted and vested	52,802	6.89
Non vested shares granted in prior years and vested 2015	277,450	14.56
Granted and vested shares in prior years, but cancelled during 2015	(29,817)	16.59
As at December 31, 2015	609,887	$15.15
Vested shares granted in prior years	150,000	12,43
Granted and vested shares in prior years, but cancelled during 2016	(416,002)	13.52
As at December 31, 2016	343,885	$15.94

As of December 31, 2015 and 2016, there was $2,299 and $314 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by the Company, respectively. That cost is expected to be recognized over a period of two years. The amounts of $3,576, $3,676 and $1,506 represent the stock based compensation expense which are recorded in "General and administrative expenses", in the accompanying consolidated statements of operations for the years ended December 31, 2014, 2015 and 2016, respectively.

12. Accumulated Other Comprehensive Income / (Loss):

The amounts in the accompanying balance sheets are analyzed as follows:

	December 31,
	2015	2016
Cash flows hedges realized loss	$(26,187)	$-
Actuarial pension gain	3,346	3,346
Total	$(22,841)	$3,346

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	December 31,
	2014	2015	2016
Interest costs on long term debt	$261,137	$276,510	$235,182
Amortization and write off of financing fees (Note 2)	42,995	24,033	21,040
Discount on receivable from drilling contract	-	3,018	(2,821)
Capitalized borrowing costs (Note 2)	(37,342)	(26,055)	(28,265)
Commissions, commitment fees and other financial expenses	33,341	2,842	1,845
Total	$300,131	$280,348	$226,981

14. Income Taxes:

Ocean Rig UDW is subject to Cayman Islands tax which is zero and operates through its various subsidiaries in a number of countries throughout the world. Therefore the Company may pay tax within some jurisdictions even though it might have losses in others. Income taxes have been provided based upon the laws and rates in effect in the countries in which our operations are conducted or in which our subsidiaries are considered residents for income tax purposes. Our income tax expense or benefit arises from our mix of pre-tax earnings or losses, respectively, in the international tax jurisdictions in which we operate. Since the countries in which operates in have different statutory tax rates and tax regimes with respect to one another there is no expected relationship between the provision for income taxes and income or loss before income taxes. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction.

The components of the Company's income/(losses) before taxes, after adjusting for impairment losses and gains from repurchases of senior notes, are as follows:

	Year ended December 31
	2014	2015	2016
Domestic income/ (loss) (Marshall Islands/ Cayman Islands)	$(161,913)	$219,900	$126,244
Foreign income (January 1, 2016 to April 14, 2016)	499,539	185,742	93,633
(Domestic loss) Cayman Islands	-	-	(97,939)
Foreign income (April 15, 2016 to December 31, 2016)	-	-	394,196
Total income before taxes, excluding impairment loss and gain from repurchases of senior notes	$337,626	$405,642	$516,134

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Income Taxes-(continued):

The components of the Company's tax expense were as follows:

	Year Ended December 31,
	2014	2015	2016
Current Tax expense	$77,823	$99,816	$106,315
Deferred Tax expense	-	-	-
Income taxes	$77,823	$99,816	$106,315

Effective tax rate on income / (loss) excluding impairment loss and gain from repurchase of the senior secured notes	23.1%	24.6%	20.6%

In 2016, approximately 93% of the current tax expense related to taxes in Angola, Brazil, Norway, Congo and Senegal. In 2015, approximately 90% of the current tax expense related to taxes in Angola, Brazil, Norway and Congo and in 2014, approximately 64% of the current tax expense related to taxes in Angola.

Taxes have not been reflected in other comprehensive income/(loss) since the valuation allowances would not result in the  recognition of deferred tax.

A reconciliation between the statutory tax rate to the effective tax rate is as follows:

	Year Ended December 31,
Reconciliation of total tax expense:	2014	2015	2016
Income tax	70,441	94,331	106,315
Taxes on litigation matters subject to statutory rates, including interest and penalties	7,382	5,485	-
Total	$77,823	$99,816	$106,315

Ocean Rig has elected to use the statutory tax rate for each year based upon the location where the largest parts of its operations were domiciled. During 2014, 2015 and 2016, most of its activities were in the Republic of the Marshall Islands, and Cayman Island (from April 2016) with a tax rate of zero. On April 14, 2016, the corporate domicile of the Company moved from Republic of the Marshall Islands to the Cayman Islands.
Ocean Rig is subject to changes in tax laws, treaties, regulations and interpretations in and between the countries in which its subsidiaries operate. A material change in these tax laws, treaties, regulations and interpretations could result in a higher or lower effective tax rate on worldwide earnings.
Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using the applicable jurisdictional tax rates in effect the year the asset is realized or the liability is settled. The Company has not recognized any deferred tax liability, while the significant components of deferred tax assets are as follow:
	Year ended December 31,
	2015	2016
Deferred tax assets
Losses carried forward	13,197	10,110
Total deferred tax assets	$13,197	$10,110

Less: valuation allowance	(13,197)	(10,110)
Total deferred tax assets, net	$-	$-

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Income Taxes-(continued):

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company provides a valuation allowance to offset deferred tax assets for carry forward of operating losses incurred during the year in certain jurisdictions and for other deferred tax assets where, in the Company's opinion, it is more likely than not that the financial statement benefit of these losses will not be realized. The Company provides a valuation allowance for foreign tax loss carry forward to reflect the possible expiration of these benefits prior to their utilization. As of December 31, 2016, the valuation allowance for deferred tax assets amounted to $13,326.

The earnings of certain of our subsidiaries are considered to be indefinitely reinvested. Should the Company make a distribution from these subsidiaries in the form of dividends or otherwise, the Company would be subject to additional income taxes. The unrecognized deferred tax liabilities related to these undistributed earnings was not practicable to be estimated as of December 31, 2016. Accordingly, the Company has not provided for taxes on these unremitted earnings.

The Company is subject to taxation in various jurisdiction in which it conducts business. Tax years as early as 2010 remain subject to examination. As of December 31, 2016, the Company has various ongoing tax audits.

15. Earnings / (loss) per share

	2014			2015			2016
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding share (denominator)	Amount per share	Loss (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income/ loss	$259,803	-	-	$80,014	-	-	$(3,241,518)	-	-
Less: Allocation of undistributed earnings to non-vested stock	(772)	-	-	(1,175)	-	-	-	-	-
Basic and diluted Earnings/ (loss) per share attributable to common stockholders	$259,031	$131,837,227	1.96	$78,839	$138,757,176	0.57	$(3,241,518)	96,950,847	(33.43)

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings/ loss are participating securities and, thus, are included in the two-class method of computing earnings per share for the year ended December 31, 2014, 2015 and 2016. For the years ended December 31, 2014 and 2015, non-vested participating restricted common stock were not included in the computation of diluted earnings/ loss per share because the effect is anti-dilutive.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16.  Geographic information for offshore drilling operations
The revenue shown in the table below is based upon the location where the drilling takes place:

Country	2014	2015	2016
Angola	807,742	527,098	500,413
Brazil	581,635	581,438	517,885
Congo	-	157,235	241,953
Norway	220,044	231,189	74,925
Falklands	-	154,606	21,106
Senegal	-	52,214	289,162
Ivory Coast	97,232	33,723	1,164
South Africa	110,424	-	-
Other service revenues	-	10,697	7,059
Total service revenues	$1,817,077	1,748,200	1,653,667

The drilling units the Leiv Eiriksson, the Eirik Raude, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon, the Ocean Rig Mykonos, the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena, the Ocean Rig Apollo and the Ocean Rig Paros constitute the Company's long lived assets. For the year ended, December 31, 2016 and 2015, other service revenues relate to management fees from the services provided by the Company to the offshore drilling unit Cerrado.

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
OCR Falklands Drilling Inc., a subsidiary of the Company, commenced arbitration proceedings against Premier Oil Plc. and Noble Energy Falklands Ltd. for terminating the contract on February 12, 2016, for the drilling unit Eirik Raude. Subsequently, the parties reached a commercial agreement to amicably settle this matter and a Settlement Agreement dated February 6, 2017, was entered into among the parties.

HPOR Servicos De Consultaria Ltda ("HPOR") on September 1, 2016, commenced arbitration proceedings against, amongst others, the Company seeking payment of certain commissions that HPOR is alleging were due by, amongst others, the Company for certain agency and marketing services provided for the Ocean Rig Mykonos and the Ocean Rig Corcovado drilling units. The Company is disputing such allegations and has counterclaimed repayment of the commission already paid to HPOR.

On March 7, 2016, two of the Company's subsidiaries commenced arbitration proceedings against Total E&P Angola for the termination of the contract with the drilling unit Ocean Rig Olympia and we expect to have our hearing on the matter in June 2017.
On December 22, 2016, Mayze Services Limited ("Mayze") issued a claim before the English High Court of Justice against the Company and others seeking payment of GBP 5,230,074.13 in respect of fees allegedly owed in connection with marketing services provided by Mayze to the Company.  We are in the process of defending these proceedings.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

Except for the matters discussed above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.
17.2 Purchase Obligations:
The following table sets forth the Company's contractual purchase obligations for the Ocean Rig Santorini and the Ocean Rig Crete, as of December 31, 2016.
	2018	2019	Total
Drilling units building contracts	$417,931	520,165	$938,096
Total obligations	$417,931	520,165	$938,096

18. Subsequent Events:

18.1 On February 10, 2017, the Company reached an agreement with ConocoPhillips to terminate the contract of the Ocean Rig Athena. As part of the agreement, ConocoPhillips will pay a termination fee.

18.2 Effective March 21, 2017, the Company cancelled the $369.0 million of the 7.25% Senior Unsecured Notes due in 2019 and $340.3 million of the 6.5% Senior Secured Notes due in 2017 held by wholly owned subsidiaries of the Company.

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Balance Sheets
December 31, 2015 and 2016
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2015	2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$35	$26
Other current assets	182	194
Total current assets	217	220

NON-CURRENT ASSETS:
Investments in subsidiaries*	3,781,705	143,381
Total non-current assets	3,781,705	143,381

Total assets	$3,781,922	$143,601

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Other current liabilities	$9,913	$3,007
Total current liabilities	9,913	3,007

NON-CURRENT LIABILITIES
Long term debt, net of current portion	497,244	129,844
Total non-current liabilities	497,244	129,844

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2015 and 2016, nil issued and outstanding at December 31, 2015 and 2016, respectively	-	-
Common stock, $0.01par value; 1,000,000,000 shares authorized, at December 31, 2015 and 2016, 160,888,606 issued and outstanding at December 31, 2015 and 2016, respectively	1,609	1,609
Treasury stock ; 22,222,222 shares at December 31, 2015 and $0.01 par value; 78,301,755 shares at December 31, 2016	(222)	(783)
Additional paid-in capital	3,572,549	3,524,426
Accumulated other comprehensive loss	(22,841)	3,346
Accumulated deficit	(276,330)	(3,517,848)
Total stockholders' equity	3,274,765	10,750
Total liabilities and stockholders' equity	$3,781,922	$143,601

*      Eliminated in consolidation

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Statements of Operations
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	For the year ended December 31,
	2014	2015	2016
EXPENSES:

General and administrative expenses	$7,983	$6,924	17,995

Operating loss	(7,983)	(6,924)	(17,995)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(82,109)	(65,988)	(37,905)
Interest income	1,383	-	-
Other, net	6,224	5,041	177

Total other (expenses), net	(74,502)	(60,947)	(37,728)

Equity/(loss) in earnings of subsidiaries*	342,288	147,885	(3,185,795)

Net income/(loss)	$259,803	$80,014	$(3,241,518)

Net Income/(loss) To Common Stockholders	$259,031	$78,839	$(3,241,518)

Earnings/(loss) per common share, basic and diluted	$1.96	$0.57	$(33.43)

Weighted average number of shares, basic and diluted	131,837,227	138,757,176	96,950,847

* Eliminated in consolidation

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Statements of Comprehensive Income / (loss)
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	For the year ended December 31,
	2014	2015	2016
Net income/(loss)	$259,803	$80,014	(3,241,518)

Other Comprehensive income / (loss):
Reclassification of realized losses associated with capitalized interest to Consolidated Statement of Operations	1,034	1,035	26,187
Actuarial gains/(losses)	(1,518)	62	-
Other Comprehensive income / (loss)	(484)	1,097	26,187
Total Comprehensive income /(loss)	$259,319	$81,111	(3,215,331)

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. Dollars)

	For the year ended December 31,
	2014	2015	2016
Net Cash Used in Operating Activities	$(88,302)	237,535	$(54,326)

Cash Flows from Investing Activities:
Investments in subsidiaries	289,654	(379,993)	54,317
Loan to parent	(120,000)	-	-
Proceeds from arrangement fees	3,000	-	-
Net Cash Provided by / (used in) Investing Activities	172,654	(379,993)	54,317

Cash Flows from Financing Activities:
Proceeds from senior notes	500,000	-	-
Payment of senior notes	(500,000)	-	-
Dividends paid	(75,194)	(50,281)	-
Payments for issuance of subsidiaries shares	(466)	-	-
Payment of financing fee	(8,690)	-	-
Net proceeds from common stock issuance	-	192,714	-
Net Cash (used in)/provided by Financing Activities	(84,350)	142,433	-
Net increase/(decrease) in cash and cash equivalents	2	(25)	(9)
Cash and cash equivalents at beginning of year	58	60	35
Cash and cash equivalents at end of year	$60	35	$26

Schedule I- Condensed Financial Information of Ocean Rig UDW Inc. (Parent Company Only)

In the condensed financial information of the Parent Company, the Parent Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings/(loss) of subsidiaries.

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

On March 26, 2014, the Parent Company issued $500,000 aggregate principal amount of 7.25% senior unsecured notes due 2019. The notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

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

The Parent Company is guarantor on the $1,300,000 facilities, the $1,900,000 facilities, the $462,000 facility and the 6.5% Senior Secured Notes due 2017 described in Note 9 "Long-term Debt" to the consolidated financial statements. As of December 31, 2016, the amount outstanding relating to these three facilities amounted to $3,358,542 in aggregate and the amount outstanding relating to the 6.5% Senior Secured Notes amounted to $459,723.

During the year ended December 31, 2015, the Parent Company paid dividends of $50,281 and no dividends were paid during 2016.

The condensed financial information of the Parent Company should be read in conjunction with the Company's consolidated financial statements.