Form 20-F
period 2017-12-31
Ocean Rig UDW Inc.
filed 2018-03-15
CIK 1447382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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
Telephone: +1 345 327 9232
Email: ocrcayman@ocean-rig.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Name of exchange on which registered

Class A Common shares, $0.01 par value	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report: As of December 31, 2017, there were 90,562,138 Class A shares of the Company's common stock, $0.01 par value, and 1,005,844 Class B shares of the Company's common stock outstanding.
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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17  ☐Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☒ Yes ☐ No

TABLE OF CONTENTS

i

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
In addition to these important factors and matters discussed elsewhere in this annual report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:
●          our ability to operate business following the Restructuring;
●
the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity prices and downturn in global economy on market outlook for our various geographical operating sectors and classes of drilling units;

●
hazards inherent in the offshore drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;

●
customer contracts, including contract backlog, contract commencements, contract amendments or terminations, contract option exercises, contract revenues, contract awards and drilling unit and drillship mobilizations, performance provisions, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;

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
ii

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

●	our new capital structure;
●	continued borrowing availability under our debt agreements and compliance with the covenants contained therein;
●	our ability to generate sufficient cash flow to service our existing debt and the incurrence of indebtedness in the future;
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

●	the effects of accounting changes and adoption of accounting policies;
●	recruitment and retention of personnel; and
●	other important factors described in "Item 3. Key Information—D. Risk factors" and our other reports filed or furnished with the U.S. Securities and Exchange Commission.
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
iii

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
	Ocean Rig UDW Inc.
(U.S. Dollars in	As of December 31,
thousands except for share and per share data)	2013	2014	2015	2016	2017

Income statement data:
Total revenues	1,180,250	1,817,077	1,748,200	1,653,667	1,007,520
Drilling units operating expenses	504,957	727,832	582,122	454,329	295,135
Loss on disposals	-	-	5,177	25,274	238
Impairment loss	-	-	414,986	3,776,338	1,048,828
Depreciation and amortization	235,473	324,302	362,587	334,155	121,193
Legal settlements and other, net	6,000	(721)	(2,591)	(8,720)	(1,519)
General and administrative expenses	126,868	131,745	100,314	103,961	73,360
Total operating expenses	873,298	1,183,158	1,462,595	4,685,337	1,537,235

Operating income/ (expenses)	306,952	633,919	285,605	(3,031,670)	(529,715)
Interest and finance costs	(220,564)	(300,131)	(280,348)	(226,981)	(248,342)
Interest income	9,595	12,227	9,811	3,449	7,442
Gain/(loss) on interest rate swaps	8,616	(12,671)	(11,513)	(4,388)	-
Reorganization gain, net	-	-	-	-	1,029,982
Loss from issuance of shares upon restructuring	-	-	-	-	(204,595)
Gain from repurchase of Senior Notes	-	-	189,174	125,001	-
Other income/(expense), net	3,315	4,282	(12,899)	(614)	3,321
Total other income/ (expenses), net	(199,038)	(296,293)	(105,775)	(103,533)	587,808

Income/(loss) before income taxes	107,914	337,626	179,830	(3,135,203)	58,093
Income taxes	(44,591)	(77,823)	(99,816)	(106,315)	(63,495)
Net income/(loss)	$63,323	$259,803	$80,014	$(3,241,518)	(5,402)
Net Income/(loss) attributable to common stockholders	$63,221	$259,031	$78,839	$(3,241,518)	(5,402)
Earnings/(loss) per share of class A and class B attributable to common stockholders, basic and diluted	$4,415.43	$18,075.97	$5,227.36	$(307,602.77)	$(0.21)
Weighted average number of class A common shares, basic and diluted (1)	14,318	14,330	15,082	10,538	25,070,978
Weighted average number of class B common shares, basic and diluted (1)	-	-	-	-	167,314
Weighted average number of class A and class B common shares, basic and diluted (1)	14,318	14,330	15,082	10,538	25,238,292

	Ocean Rig UDW Inc.
(U.S. Dollars in	As of December 31,
thousands except for share and per share data)	2013	2014	2015	2016	2017
Balance sheet data:
Cash and cash equivalents	605,467	528,933	734,747	718,684	736,114
Other current assets	404,250	449,259	503,355	361,257	254,604
Total current assets	1,009,717	978,192	1,238,102	1,079,941	990,718
Drilling units, machinery and equipment, net	5,777,025	6,207,633	6,336,892	2,438,292	1,852,167
Intangible assets, net	6,175	4,732	3,289	1,845	-
Other non-current assets	165,220	228,557	47,085	25,997	9,080
Advances for drilling units under construction and related costs	662,313	622,507	394,852	545,469	-
Total assets	7,620,450	8,041,621	8,020,220	4,091,544	2,851,965
Current liabilities, including current portion of long term debt, net of deferred financing costs	543,654	417,693	401,464	812,011	184,043
Long term debt, net of current portion and deferred financing costs	3,907,835	4,352,592	4,271,743	3,247,216	450,000
Other non-current liabilities	189,118	105,060	72,248	21,567	14,702
Total liabilities	4,640,607	4,875,345	4,745,455	4,080,794	648,745
Number of shares issued	14,334	14,350	17,486	17,486	91,567,982
Stockholders' equity	2,979,843	3,166,276	3,274,765	10,750	2,203,220
Common Stock	-	-	-	-	916
Dividends declared, per share	-	5,244.00	3,496.00	-	-
Total liabilities and stockholders' equity	$7,620,450	$8,041,621	$8,020,220	$4,091,544	$2,851,965

	Ocean Rig UDW Inc.
(U.S. Dollars in	Year Ended December 31,
thousands, except for operating data)
	2013	2014	2015	2016	2017
Cash flow data:
Net cash provided by / (used in):
Operating activities	$333,008	$469,817	$593,012	$763,129	543,368
Investing activities	(1,144,230)	(814,984)	(643,717)	(392,547)	(29,481)
Financing activities	1,099,323	268,633	263,267	(386,645)	(496,457)
Other financial data
EBITDA (2)	554,356	949,832	812,954	(2,577,516)	420,186
Cash paid for interest	113,337	212,014	256,056	254,207	60,862
Capital expenditures	(1,283,364)	(748,981)	(633,843)	(340,153)	(36,994)
Operating data, when on hire
Total Fleet	8	9	10	11	11
_____________________
(1)	All previously reported share and per share amounts have been adjusted to account for the 1-for-9,200 reverse stock split on September 21, 2017.

(2)
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

	Ocean Rig UDW Inc.

(U.S. Dollars in	Year Ended December 31,
thousands)	2013	2014	2015	2016	2017
EBITDA reconciliation
Net income / (loss)	$63,323	$259,803	$80,014	(3,241,518)	$(5,402)
Add: Depreciation and amortization	235,473	324,302	362,587	334,155	121,193
Add: Net interest expense	210,969	287,904	270,537	223,532	240,900
Add: Income taxes	44,591	77,823	99,816	106,315	63,495
EBITDA	$554,356	$949,832	$812,954	$(2,577,516)	$420,186

B.          Capitalization and Indebtedness
Not applicable.
C.          Reasons for the Offer and Use of Proceeds
Not applicable.
D.          Risk Factors
Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, cash flows or our ability to pay dividends, if any, in the future, or the trading price of our common shares.
Risks Relating to Our Industry
The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations.
The oil and gas drilling industry is currently in the midst of a severe and prolonged downcycle. Crude oil prices have fallen during the past years.  The price of crude oil has fallen from over $100 per barrel in March 2014, to approximately $65 per barrel in February 2018. The significant decrease in oil and natural gas prices is expected to continue to reduce many of our customers' demand for our services in 2018 onwards. In fact, in response to the recent decrease in the prices of oil and gas, a number of our oil and gas company customers have announced significant decreases in budgeted expenditures for offshore drilling.  Declines in capital spending levels, coupled with additional newbuilding supply, have and are likely to continue to put significant pressure on dayrates and utilization. The decline and the perceived risk of a further decline in oil and/or gas prices could cause oil and gas companies to further reduce their overall level of activity or spending, in which case demand for our services may further decline and revenues may continue to be adversely affected through lower drilling unit utilization and/or lower dayrates.
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
In the current environment our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower dayrates. Since 2014, five of our customers have decided to terminate the drilling contracts for five of our operating units, the Eirik Raude, the Ocean Rig Olympia, the Ocean Rig Apollo, the Ocean Rig Mylos and the Ocean Rig Athena. The effects of the down-cycle may have other impacts on our business as well. In addition, as the market value of our drilling units decreases, and if we sell any drilling unit at a time when prices for drilling units have fallen, such a sale may result in a loss, which would negatively affect our results of operations.

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
Instability in the world economy could have a material adverse effect on our revenue, profitability and financial position.
Although there are signs that the economic recession has abated in many countries, there is still considerable instability in the world economy. Further decrease in global economic activity would likely reduce worldwide demand for energy and result in an extended period of lower crude oil and natural gas prices. In addition, the occurrence or threat of terrorist attacks against the United States or other countries could adversely affect the economies of the United States and of other countries. Any prolonged reduction in crude oil and natural gas prices would depress the levels of exploration, development and production activity. Moreover, even during periods of high commodity prices, customers may cancel or curtail their drilling programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons, including their lack of success in exploration efforts. These factors could cause our revenues and margins to decline, decrease daily rates and utilization of our drilling units and limit our future growth prospects. Any significant decrease in daily rates or utilization of our drilling units could materially reduce our revenues and profitability. In addition, any instability in the financial and insurance markets, as experienced in the financial and credit crisis which took place earlier in the decade, could make it more difficult for us to access capital and to obtain insurance coverage that we consider adequate or is otherwise required by our drilling contracts. An extended period of deterioration in outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on terms acceptable to us or at all.
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
During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling units by ordering the construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and dayrates when the drilling units enter the market, sometimes for extended periods of time until the units have been absorbed into the active fleet. According to industry sources, the worldwide fleet of floating rigs as of January 2018 consisted of 263 units, comprised of 147 semi-submersible rigs and 116 drillships. An additional 14 semi-submersible rigs and 29 drillships were under construction as of the same date, which would bring the total fleet to 306 floating rigs. The entry into service of these new, upgraded or reactivated drilling units will increase supply and has already led to a reduction in dayrates as drilling units are absorbed into the active fleet. In addition, the new construction of high-specification drilling units, as well as changes in our competitors' drilling unit fleets, could require us to make material additional capital investments to keep our fleet competitive. Lower utilization and dayrates could adversely affect our revenues and profitability. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on our drilling units if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable.

Consolidation of suppliers may increase the cost of obtaining supplies, which may have a material adverse effect on our results of operations and financial condition.
We rely on certain third parties to provide supplies and services necessary for our operations, including, but not limited to, drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services, thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time, or at all. These cost increases, delays or unavailability could have a material adverse effect on our results of operations and result in drilling unit downtime and delays in the repair and maintenance of our drilling units.
Our international operations involve additional risks, which could adversely affect our business.
We operate in various regions throughout the world. Our drilling unit, the Ocean Rig Corcovado, is operating offshore Brazil, the Ocean Rig Skyros is operating offshore Angola and the Leiv Eiriksson is operating offshore Norway. Our drilling unit the Ocean Rig Poseidon is in "ready-to-drill" state at Walvis Bay until commencement of the new drilling contract with Tullow Namibia Ltd. in the third quarter of 2018. The Ocean Rig Mykonos is scheduled to transit to Las Palmas where it will remain in "ready-to-drill" state. Our  remaining drilling units, the Eirik Raude, the Ocean Rig Olympia, the Ocean Rig Mylos, the Ocean Rig Paros, the Ocean Rig Apollo and the Ocean Rig Athena are cold stacked in Greece.
In the past, our drilling units have operated, among other locations, in the Gulf of Mexico and offshore Canada, Norway, the United Kingdom, Ghana, West Africa, Ivory Coast, offshore Greenland, Turkey, Ireland, west of the Shetland Islands, the Falkland Islands, Tanzania, the North Sea, Brazil, Greenland, Senegal, Angola and Congo, respectively. As a result of our international operations, we may be exposed to political and other uncertainties, including risks of:
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

●	significant governmental influence over many aspects of local economies;
●	seizure, nationalization or expropriation of property or equipment;
●	repudiation, nullification, modification or renegotiation of contracts;
●	limitations on insurance coverage, such as war risk coverage, in certain areas;
●	political unrest;
●	political corruption;
●
foreign and U.S. monetary policy, foreign exchange controls, potential repatriation of foreign currency, government debt downgrades and potential defaults and foreign currency fluctuations and devaluations;

●	the inability to repatriate income or capital;
●	complications associated with repairing and replacing equipment in remote locations;
●	import-export quotas, wage and price controls, imposition of trade barriers;
●	regulatory or financial requirements to comply with foreign bureaucratic actions;
●	changing taxation policies, including confiscatory taxation and uncertainty in application of tax regulations;
●	other forms of government regulation and economic conditions that are beyond our control; and
●	governmental corruption.

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
Some foreign governments favor or effectively require (i) the awarding of drilling contracts to local contractors or to drilling units owned by their own citizens, (ii) the use of a local agent or local venture partner or (iii) foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete in those regions. It is difficult to predict what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect our ability to compete. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject us to criminal sanctions or civil remedies, including fines, denial of export privileges, injunctions or seizures of assets.
Our business and operations involve numerous operating hazards.
Our operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions and pollution, including spills similar to the Deepwater Horizon oil spill, in which we were not involved. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, personnel shortages or failure of subcontractors to perform or supply goods or services.
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

We do not currently operate our drilling units in these regions, but we may do so in the future. In any event, changes to leasing and drilling activity requirements as a result of the Deepwater Horizon incident could have a substantial impact on the offshore oil and gas industry worldwide. All drilling activity in the U.S. Gulf of Mexico must be in compliance with enhanced safety requirements contained in the Notice to Lessees 2015-N01. Effective October 22, 2012 all drilling in the U.S. Gulf of Mexico must also comply with the Final Drilling Safety Rule as adopted on August 15, 2012, which enhances safety measures for energy development on the outer continental shelf.  Furthermore, on February 24, 2014, the U.S. Bureau of Ocean Energy Management, BOEM, proposed a rule increasing the limits of liability of damages for off-shore facilities under OPA based on inflation. This rule became effective in January 2015. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  In April 2015, it was announced that new regulations are expected to be imposed in the U.S. regarding offshore oil and gas drilling and further, in April 2016 the U.S. Bureau of Safety and Environmental Enforcement (BSEE), announced a new Well Control Rule which required the use of certain safety equipment; however, pursuant to orders by the U.S. President in early 2017, the BSEE recently announced in August 2017 that this rule would be revised. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business. In January 2018, the U.S. President unveiled a new proposal to lease new sections of U.S. waters to oil and gas companies for offshore drilling, vastly expanding the U.S. waters that are available for such activity over the next five years.  The effects of such proposal are currently unknown.
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
Although none of our drilling units have operated during the year ending December 31, 2017 in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, including Iran, Sudan and Syria, in the future our drilling units may operate in these countries from time to time on our customers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.
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
U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time.  Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders.  These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities. On October 13, 2017, President Trump announced he would not certify Iran's compliance with the JCPOA.  This did not withdraw the U.S. from the JCPOA or re-instate any sanctions.  However, President Trump must periodically renew sanctions waivers and his refusal to do so could result in the reinstatement of certain sanctions currently suspended under the JCPOA.
Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trades. Moreover, our customers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our drilling units, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into drilling contracts with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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
Our business is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where we operate. The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. We may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity. Our ability to compete in international contract drilling markets may be limited by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. Offshore drilling in certain areas has been curtailed and, in certain cases, prohibited because of concerns over protection of the environment. For example, on December 20, 2016, the United States President invoked a law that banned offshore oil and gas drilling in large areas of the Arctic and the Atlantic Seaboard.  However, in January 2018, the current U.S. President unveiled a new proposal to lease new sections of U.S. waters to oil and gas companies for offshore drilling, vastly expanding the U.S. waters that are available for such activity over the next five years. The effects of such proposal are currently unknown.  Moreover, operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.
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
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, UNFCCC, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, which set emission reduction targets through 2012 and has been extended with new targets through 2020 pending negotiation of a new climate change treaty that would take effect in 2020. Restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016.  The Paris Agreement does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. President announced that it is withdrawing from the Paris Agreement.  The timing and effect of such action has yet to be determined.  At the IMO's Marine Environmental Protection Committee recent meetings "MEPC 70" and "MEPC 71", a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, initial IMO strategy for reduction of greenhouse gas emissions needs to be developed by MEPC 72, which will be held in April 2018.  The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session.

As of January 1, 2013, all ships (including drilling units) must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. Currently operating ships are now required to develop and implement the Ship Energy Efficiency Management Plans, or SEEMPs, and the new ships to be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. Also, under these measures, by 2025 all new ships built will be 30% more efficient than those built in 2014. These requirements could cause us to incur additional compliance costs. The IMO is also considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships.  Starting in January 2018, large ships (over 5,000 gross tons) calling at European ports are required to collect and publish data on carbon dioxide omissions.  In June 2013 the European Commission developed a strategy to integrate maritime emissions into the overall EU Strategy to reduced greenhouse gas emissions. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period, from 2013 to 2020.
In the United States, the EPA has issued a finding that greenhouse gases endanger public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. However, in April 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions. The outcome of this order is not yet known. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulfur content in marine fuel. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.
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
Hurricanes Ivan, Katrina, Rita, Gustav, Ike, Harvey and Maria caused damage to a number of drilling units unaffiliated with us in the U.S. Gulf of Mexico. Drilling units that moved off their locations during the hurricanes damaged platforms, pipelines, wellheads and other drilling units. BOEM and the BSEE, the U.S. organizations that issue a significant number of relevant guidelines for the drilling units' activities, had guidelines for tie-downs on drilling units and permanent equipment and facilities attached to outer continental shelf production platforms, and moored drilling unit fitness during hurricane season. These guidelines effectively imposed requirements on the offshore oil and natural gas industry in an attempt to increase the likelihood of survival of offshore drilling units during a hurricane. The guidelines also provided for enhanced information and data requirements from oil and natural gas companies that operate properties in the Gulf of Mexico region of the Outer Continental Shelf. BOEM and BSEE may issue similar guidelines for future hurricane seasons and may take other steps that could increase the cost of operations or reduce the area of operations for our ultra-deepwater drilling units, thereby reducing their marketability. Implementation of new guidelines or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs and limit the operational capabilities of our drilling units. Our drilling units do not currently operate in the Gulf of Mexico or other U.S. coastal waters but may do so in the future.

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
Risks Relating to Our Company
We have indebtedness, and may incur substantial additional indebtedness, which could adversely affect our financial health.

As of December 31, 2017, on a consolidated basis, we had $450.0 million in aggregate principal amount of indebtedness outstanding, excluding the Ocean Rig Apollo credit facility.
Our current and future indebtedness could have significant adverse consequences for an investment in us and on our business and future prospects, including the following:

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
Even with our existing level of debt, we and our subsidiaries may incur additional indebtedness in the future. Although the terms of our existing debt agreement, and any future debt agreements we enter into, will limit our ability to incur additional debt, these terms may not prohibit us from incurring substantial amounts of additional debt for specific purposes or under certain circumstances. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify and could further exacerbate the risks associated with our substantial leverage.
The agreements and instruments governing our indebtedness contain restrictions and limitations that could significantly impact our ability to operate our business.
Our secured credit facility, and future financial obligations may impose, certain operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to, among other things:
●	enter into other financing arrangements;
●	incur or guarantee additional indebtedness;
●	create or permit liens on our assets;
●	consummate a merger, consolidation or sale of our drilling units or the shares of our subsidiaries;
●	make investments;
●	change the general nature of our business;
●	pay dividends, redeem capital shares or subordinated indebtedness or make other restricted payments;
●	incur dividend or other payment restrictions affecting our restricted subsidiaries;
●	change the management and/or ownership of our drilling units;
●	enter into transactions with affiliates;

●	transfer or sell assets;
●	amend, modify or change our organizational documents;
●	make capital expenditures; and
●	compete effectively to the extent our competitors are subject to less onerous restrictions.
In addition, our existing secured credit facility require us to maintain and satisfy various financial covenants, including (i) delivery of financial statements, reports, accountants' letters, certificates and SEC filings; (ii) notices of defaults, material litigation and other material events; (iii) continuation of business and maintenance of existence and material rights and privileges; (iv) compliance with laws, including sanctions laws; and (v) maintenance of property and insurance. Any future credit agreement or amendment or debt instrument we enter into may contain similar or more restrictive covenants. Events beyond our control, including changes in the economic and business conditions in the deepwater offshore drilling market in which we operate, may affect our ability to comply with these ratios and covenants. Our ability to maintain compliance will also depend substantially on the value of our assets, our dayrates, our ability to obtain drilling contracts, our success at keeping our costs low and our ability to successfully implement our overall business strategy. We cannot guarantee that we would be able to obtain our lenders' waiver or consent with respect to any noncompliance with the specified financial ratios and financial covenants under our various credit facilities or future financial obligations or that we would be able to refinance any such indebtedness in the event of default.
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
We may be unable to secure ongoing drilling contracts for any of the drilling units in our fleet, including for our four operating drilling units that have contracts scheduled to expire between the second quarter of 2018 and the third quarter of 2021.
Our future financial and operating performance will be affected by a range of economic, financial, competitive, regulatory, business and other factors that we cannot control, such as general economic and financial conditions in the offshore drilling industry or the economy generally. In particular, our ability to generate steady cash flow will depend on our ability to secure drilling contracts at acceptable rates. Assuming no exercise of any options to extend the terms of our existing drilling contracts, the contracts of our four operating drilling units expire between the second quarter of 2018 and the third quarter of 2021.
We cannot guarantee that we will be able to secure employment for any of the drilling units in our fleet, including the expiration or early termination of the drilling contracts for our four drilling units currently operating. Our ability to renew our existing drilling contracts will depend on prevailing market conditions. We cannot guarantee we will be able to enter into new drilling contracts upon the expiration or termination of the contracts we have in place or at all or that there will not be a gap in employment between our current drilling contracts and subsequent contracts. In particular, if the price of crude oil is low, or it is expected that the price of crude oil will decrease in the future, at a time when we are seeking to arrange employment contracts for our drilling units, we may not be able to obtain employment contracts at attractive rates or at all.
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

We may be unable to secure ongoing drilling contracts for the Ocean Rig Olympia, the Eirik Raude, the Ocean Rig Apollo, the Ocean Rig Mylos, the Ocean Rig Paros and the Ocean Rig Athena, our uncontracted drilling units that are cold stacked, or the Ocean Rig Mykonos, our uncontracted drilling unit that is scheduled to transit to Las Palmas where it will remain in "ready-to-drill" state or for our drilling units under construction.
We cannot guarantee that we will be able to secure employment for any of the drilling units in our fleet, including our other drilling units that are uncontracted and are either cold stacked or "ready to drill".  Our ability to renew our existing drilling contracts or obtain new drilling contracts for our drilling units, including the six uncontracted stacked drilling units and the seventh generation drilling units under construction for which we have not yet secured employment will depend on prevailing market conditions. In addition, the counterparties to our existing drilling contracts may seek to renegotiate the terms of such contracts with us.  For example, we are currently in discussions with Total E&P Angola Block 32 for the Ocean Rig Skyros contract to revise its commercial terms. While these discussions may lead to no change to the existing contract terms, to a "blend" and extend arrangement, or to a termination according to the termination for convenience provisions of the contract, they may also lead to contract terms that are less favorable than the terms in our existing drilling contracts, which could, among other things, negatively impact our cash flows and results of operations.
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
We may be unable to secure ongoing drilling contracts for the Ocean Rig Santorini and the Ocean Rig Crete, which are currently scheduled for delivery in June 2018 and January 2019, respectively.
Due to strong competition, in the market we also cannot guarantee that we will be able to secure employment for the Ocean Rig Santorini and the Ocean Rig Crete which are currently scheduled for delivery in June 2018 and January 2019, respectively, if we decide to go ahead with the construction and accept delivery of the two drilling unit newbuildings. If we determine not to go forward with the construction of these rigs we may forfeit all installment payments that we have made to the yard in the amount of $466.3 million.
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
Any drilling contracts that we enter into may not provide sufficient cash flow to meet our operating expenses, or debt service obligations with respect to our indebtedness.
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

With respect to the Ocean Rig Santorini, our subsidiary that holds the shipbuilding contract for the Ocean Rig Santorini has received a notice of default in February 2018 for failure to pay an interim installment that was due on February 5, 2018, and is currently in commercial discussions with the shipyard to further postpone the delivery of the drilling unit and amend other terms of the shipbuilding contract. Should our subsidiary that holds the shipbuilding contract and the shipyard fail to renegotiate terms while in default, the contract could be rescinded by the shipyard and all installment payments paid by us in the amount of $309.4 million to date could be forfeited. In addition, if we are unable to fund the amounts due in connection with the delivery of the Ocean Rig Crete, the yard may rescind the shipyard contract and we would forfeit all amounts we have already paid to the yard in the amount of $156.9 million.

With respect to the Ocean Rig Amorgos, we had previously agreed to suspend its construction with an option, subject to our option, to bring it back into force within a period of 18 months after the date of the addendum, which option expired in February 2018.
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
As of March 12, 2018, we had paid an aggregate of $466.3 million to the major shipyard in Korea in connection with two of our seventh generation drilling units (the Ocean Rig Santorini and the Ocean Rig Crete) which were previously scheduled for delivery in 2017 and 2018, respectively. As part of renegotiations, the delivery of the two drilling units was postponed to June 2018 and January 2019, respectively. If we decide to go ahead with the construction of the two drilling unit newbuildings, the estimated remaining total construction payments, excluding financing costs, will amount to approximately $0.9 billion in aggregate. If we are unable to fund these obligations we may forfeit some or all of the installment payments made to the yard in the amount of $466.3 million. The one drilling unit newbuilding the Ocean Rig Amorgos we had previously agreed to suspend its construction with an option, subject to our option, to bring it back into force within a period of 18 months after the date of the addendum, which option expired in February 2018.
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

With respect to the Ocean Rig Santorini, our subsidiary that holds the shipbuilding contract for the Ocean Rig Santorini has received a notice of default in February 2018 for failure to pay an interim installment that was due on February 5, 2018, and is currently in commercial discussions with the shipyard to further postpone the delivery of the drilling unit and amend other terms of the shipbuilding contract. To date, our subsidiary has paid $309.4 million in installment payments under the shipbuilding contract. Under the contract, our subsidiary must pay the amount of installments in default plus accrued interest thereon at a rate of 6% per annum. Should our subsidiary that holds the shipbuilding contract and the shipyard fail to renegotiate terms while in default, the contract could be rescinded by the shipyard and all installment payments paid by us in the amount of $309.4 million to date could be forfeited.

 As such, events of default under the shipbuilding contracts for our newbuildings would adversely affect our results of operations, financial condition and cash flows.
As our current operating fleet is comprised of 11 drilling units of which three drilling units are currently employed and one has signed a new drilling contract and is scheduled to commence employment in the third quarter of 2018, we rely heavily on a small number of customers and the loss of a significant customer could have a material adverse impact on our financial results.
As of December 31, 2017, we had five customers for our current total fleet of 11 drilling units. Our two largest customers represented 40% and 33% of our revenues during the fiscal year ended December 31, 2017, respectively, and these two customers represented, 73% of our revenues during the year ended December 31 2017. If our customers terminate, suspend or seek to renegotiate the drilling contracts for drilling units, as they are entitled to do under various circumstances, or cease doing business with us, our results of operations and cash flows will likely be adversely affected. We expect that a limited number of customers will continue to generate a substantial portion of our revenues for the foreseeable future.

Currently, our revenues depend on 11 drilling units. The damage or loss of any of our drilling units could have a material adverse effect on our results of operations and financial condition.
Our revenues are dependent on the Leiv Eiriksson, which is operating offshore Norway, our drilling unit, the Ocean Rig Corcovado, which is operating offshore Brazil, the Ocean Rig Skyros which is operating offshore Angola, the Ocean Rig Poseidon which is in "ready-to-drill" state at Walvis Bay until commencement of the new drilling contract with Tullow Namibia Ltd. in the third quarter of 2018 and the Ocean Rig Mykonos, which is scheduled to transit to Las Palmas where it will remain in "ready-to-drill" state, while the Eirik Raude, the Ocean Rig Olympia, the Ocean Rig Mylos, the Ocean Rig Athena, the Ocean Rig Paros and the Ocean Rig Apollo are currently uncontracted and cold stacked.
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
In addition, offshore drilling operations are subject to perils peculiar to marine operations, either while on-site or during mobilization, including capsizing, sinking, grounding, collision, marine life infestations, and loss or damage from severe weather. The replacement or repair of a drilling unit could take a significant amount of time, and we may not have any right to compensation for lost revenues during that time. As long as we have only five drilling units in operation (including the two drilling units which are in "ready-to-drill" state), loss of or serious damage to one of the drilling units could materially reduce our revenues for the time that drilling unit is out of operation. In view of the sophisticated design of the drilling units, we may be unable to obtain a replacement unit that could perform under the conditions that our drilling units are expected to operate, which could have a material adverse effect on our results of operations and financial condition.
Our future contracted revenue for our fleet of drilling units may not be ultimately realized.

As of March 12, 2018, the future contracted revenue for our fleet of operating drilling units, or our contract backlog, was approximately $847.5 million under firm commitments. We may not be able to perform under our drilling contracts due to events beyond our control, and our customers may seek to cancel or renegotiate our drilling contracts for various reasons, including adverse conditions, resulting in lower daily rates. We are currently in discussions with Total E&P Angola Block 32 for the Ocean Rig Skyros contract to revise its commercial terms. These discussions may lead to, among other things, no change to the existing contract term, to a "blend" and extend arrangement, or termination according to the termination for convenience provisions of the contract. Our inability or the inability of our customers, to perform under the respective contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

We are subject to certain risks with respect to our counterparties, including under our drilling contracts, and failure of these counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.
From time to time, we enter into drilling services contracts with our customers, newbuilding contracts with shipyards, interest rate swap agreements and forward exchange contracts, and have employed and may employ our drilling units and newbuild drilling units on fixed-term and well contracts. Our drilling contracts, newbuilding contracts, and hedging agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the offshore contract drilling industry, the overall financial condition of the counterparty, the dayrates received for specific types of drilling units and various expenses. In addition, in depressed market conditions, our customers may no longer need a drilling unit that is currently under contract or may be able to obtain a comparable drilling unit at a lower dayrate. As a result, customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under an agreement with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
If our drilling units fail to maintain their class certification or fail any annual survey or special survey or fail to meet performance standards under each respective drilling contracts, that drilling unit would be unable to operate, thereby reducing our revenues and profitability and violating certain covenants under certain of our debt agreements.
Every drilling unit must be "classed" by a classification society. The classification society certifies that the drilling unit is "in-class," signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.  Three of our drilling units are certified as being "in class" by Det Norske Veritas, one of our drillings units is certified as being "in class" by Bureau Veritas while the remaining six are certified as being "in class" by American Bureau of Shipping. The Leiv Eiriksson was credited with completing its last Special Periodical Survey in June 2016 and the Eirik Raude completed the same in December 2012, while their next Special Periodical Survey is scheduled for 2021 and 2017, respectively. However, due to the fact that the Eirik Raude is stacked, class layup has been applied and therefore it will be done as part of its reactivation. Our sixth-generation operating drilling units, Ocean Rig Corcovado, Ocean Rig Poseidon and Ocean Rig Mykonos are due for their second Special Periodical Surveys in 2020, 2020 and 2021 respectively. Our one operating seventh generation drilling unit, Ocean Rig Skyros, is due for its' first Special Periodical Survey in 2018. The stacked drilling units are due for their next Special Periodical Surveys in 2018, 2019, 2020, however, they are class laid up and therefore will be done as part of their reactivation.
Each drilling contract under which the drilling units are employed require certain standards of performance from each unit. Should the unit fail to meet such standards, the contracts could be rescinded by the customer.
 If any drilling unit does not maintain its class and/or fails any annual survey or special survey or fails to meet its performance standards under its drilling contract, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in certain of our debt agreements. Any such inability to carry on operations or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
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
The market value of our current drilling units, and any drilling units we may acquire in the future, including our seventh generation drilling units under construction upon their delivery to us, may decrease, which could cause us to incur losses if we decide to sell them following a decline in their values.
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
In the future, if the market values of our drilling units deteriorate significantly, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If we sell any drilling unit when drilling unit prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the drilling unit's carrying amount on our financial statements, resulting in a loss. As a result of the impairment for the year ended December 31, 2017, it was determined that the carrying amount of one drilling unit was not recoverable and, therefore, a charge of $473.3 million was recognized, the impairment of the total advances and related costs provided to the yard, amounting to $573.2 million for the Ocean Rig Crete and the Ocean Rig Santorini and impairment of $2.3 million relating to the reclassification of the drilling units Leiv Eiriksson and Eirik Raude as held and used (previously held for sale) was recognized and included in the "Impairment loss" in the consolidated statement of operations of our financial statements.

Because we generate most of our revenues in U.S. Dollars, but incur a significant portion of our employee salary and administrative and other expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.
Our principal currency for our operations and financing is the U.S. Dollar. A substantial portion of the operating dayrates for the drilling units, our principal source of revenues, are quoted and received in U.S. Dollars; however, a portion of our revenue under our contracts is receivable in Brazilian Real and Angolan Kwanza. The principal currency for operating expenses is also the U.S. Dollar; however, a significant portion of employee salaries and administration expenses, as well as parts of the consumables and repair and maintenance expenses for the drilling units, may be paid in Norwegian Kroner (NOK), Great British Pounds (GBP), Canadian dollars (CAD), Euros (EUR) or other currencies depending in part on the location of our drilling operations. For the year ended December 31, 2017, approximately 56% of our expenses were incurred in currencies other than the U.S. Dollars. This exposure to foreign currency could lead to fluctuations in net income and net revenue due to changes in the value of the U.S. Dollar relative to the other currencies. Revenues paid in foreign currencies against which the U.S. Dollar rises in value can decrease, resulting in lower U.S. Dollar denominated revenues. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase, resulting in higher U.S. Dollar denominated expenses. We have employed derivative instruments in order to economically hedge our currency exposure; however, we may not be successful in hedging our future currency exposure and our U.S. Dollar denominated results of operations could be materially and adversely affected upon exchange rate fluctuations determined by events outside of our control.
We are dependent upon key management personnel.
Our operations depend to a significant extent upon the abilities and efforts of our key management personnel, as well as our Manager TMS Offshore Ltd or TMS Offshore, a Company that may be deemed to be beneficially owned by Mr. Economou, the Chairman of our Board of Directors. The loss of our key management personnel's or TMS Offshore Services to us, could adversely affect our efforts to obtain employment for our drilling units and discussions with our lenders and, therefore, could adversely affect our business prospects, financial condition and results of operations. We do not currently, nor do we intend to, maintain "key man" life insurance on any of our personnel.
Failure to attract or retain key personnel, labor disruptions or an increase in labor costs could adversely affect our operations.
We require highly skilled personnel to operate and provide technical services and support for our business in the offshore drilling sector worldwide. As of December 31, 2017, we employed 1,160 employees, the majority of whom are full-time crew employed on our drilling units. Under certain of our employment contracts, we are required to have a minimum number of local crew members on our drilling units. We will need to recruit additional qualified personnel as we take delivery on our newbuilding drilling units. Competition for the labor required for drilling operations has intensified as the number of drilling units activated, added to worldwide fleets or under construction has increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. If turnover increases, we could see a reduction in the experience level of our personnel, which could lead to higher downtime, more operating incidents and personal injury and other claims, which in turn could decrease revenues and increase costs. In response to these labor market conditions, we are increasing efforts in our recruitment, training, development and retention programs as required to meet our anticipated personnel needs. If these labor trends continue, we may experience further increases in costs or limits on our offshore drilling operations.
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
The derivative contracts we may enter into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

We recognize fluctuations in the fair value of interest rate swap and cap floor agreements in our statement of operations. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements, under which loans have been advanced at a floating rate based on LIBOR and for which we have not entered into an interest rate swap or other hedging arrangement. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. As of December 31, 2017, we had no interest rate swap and cap and floor agreements. Please refer to the discussion on financial instruments and fair value measurements of our audited consolidated financial statements.

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
Our business restructuring efforts may not attain their desired objectives.

We completed a financial restructuring of our balance sheet in September 2017. As a result of the restructuring, a total of $99.1 million in restructuring charges has been recorded in the fiscal year ended December 31, 2017. Restructuring charges are recorded primarily in "Reorganization gain, net" and thus adversely affect our net income/ (loss) attributable to our stockholders as detailed in Note 2 and Note 9 of our audited consolidated financial statements.
Due to internal or external factors, efficiencies and cost savings from the restructuring may not be realized as scheduled and, even if those benefits are realized, we may not be able to achieve the level of profitability expected due to market conditions worsening beyond our expectations. The inability to fully and successfully implement our restructuring initiatives may adversely affect our operating results and financial condition.
We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.
We are and may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation, including such litigation that arises in the ordinary course of our business and/or in connection with the Restructuring. We cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases, insurers may not remain solvent and policies may not be located. See "Item 8.  Financial Information -- A. Consolidated statements and other financial information – Legal Proceedings."

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
Our corporate affairs are governed by our second amended and restated memorandum and articles of association (as may be amended from time to time), the Companies Law (2016 Revision) of the laws of the Cayman Islands (as may be amended from time to time), and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. It should be noted that because the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Exchange Act in the United States, it provides significantly less statutory protection to investors.

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
All but four of our subsidiaries are incorporated in jurisdictions outside the United States and a substantial portion of our assets and those of our subsidiaries are located outside the United States. In addition, all but two of our directors and officers reside outside the United States and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries and directors and officers are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries and directors and officers based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries and directors and officers based on those laws.  There is no statutory recognition in the Cayman Islands of judgments obtained in the U.S., although the courts of the Cayman Islands will generally recognize and enforce a monetary judgment of a foreign court of a competent jurisdiction without retrial on the merits, which: (a)  is final; (b)  is not in respect of taxes, a fine or a penalty; (c) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands

We depend on officers and directors who are associated with related parties which may create conflicts of interest.
Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chairman of the Board Mr. George Economou, may be deemed to beneficially own TMS Offshore, with which we signed a management services agreement on September 22, 2017 to provide certain management services related to our drilling units including but not limited to executive management, commercial, financing, accounting, reporting, information technology, legal, manning, insurance, catering and superintendency services. These services may have conflicts of interest in matters involving or affecting us and our customers or shareholders. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions". If any of these conflicts of interest are not resolved in our favor, this could have a material adverse effect on our business.
Our executive officers do not devote all of their time to our business, which may hinder our ability to operate successfully.

Mr. Pankaj Khanna, our President and Chief Executive Officer, Mr. Iraklis Sbarounis, our Chief Financial  Officer, Mr. David Cusiter, our Chief Operations Officer and certain other officers who perform executive officer functions for us, are not required to work full-time on our affairs and are involved in business activities not related to us, which may result in their spending less time than is appropriate or necessary to manage our business successfully.  While we estimate that certain of our executive officers may spend a substantial portion of their monthly business time on business activities not related to our business, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the other businesses, such as the relative levels of strategic activities of such businesses. As a result, there could be material competition for the time and effort of our officers who also provide services to other businesses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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
Our common shares commenced "regular way" trading on the NASDAQ Global Select Market on October 6, 2011 and commenced trading in the Norwegian OTC market maintained by the Norwegian Security Dealers Association in December 2010. In the past we received written notifications from NASDAQ, indicating that because the closing bid price of the Company's common shares for 30 consecutive business days, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Global Select Market, the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2) which we have since cured. We cannot assure you that we will be able to maintain the minimum bid price level in the future. Also, we cannot assure you that an active and liquid public market for our common shares will continue.

Since 2008, the U.S. stock market has experienced extreme price and volume fluctuations. In addition, the offshore drilling industry has been highly unpredictable and volatile. If the volatility in the market or the offshore drilling industry continues or worsens, it could have an adverse effect on the market price of our common shares and may impact a potential sale price if holders of our common shares decide to sell their shares. The market price of our common shares may be influenced by many factors, many of which are beyond our control, including those described above in "—D. Risk Factors" and market reaction to any of the following:
●	the final terms of any comprehensive deleveraging plan that we seek to implement;
●	actual or anticipated variations in our operating results;
●	changes in our cash flow, EBITDA or earnings estimates;
●	changes in the price of oil;
●	publication of research reports about us or the industry in which we operate;
●	increases in market interest rates that may lead purchasers of common shares to demand a higher expected yield which, would mean our share price would fall;
●	changes in applicable laws or regulations, court rulings and enforcement and legal actions;
●	changes in market valuations of similar companies;
●	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;
●	increased indebtedness we incur in the future;
●	additions or departures of key personnel;
●	actions by institutional shareholders or other key stakeholders;
●	speculation in the press or investment community;
●	terrorist attacks;
●	economic and regulatory trends; and
●	general market conditions.
As a result of these and other factors, investors in our common shares may not be able to resell their shares at or above the price they paid for such shares or at all. These broad market and industry factors may materially reduce the market price of our common shares, regardless of our operating performance.
Future issuances of our common shares could have an adverse effect on our share price.
In order to finance the currently contracted and future growth of our fleet, we will have to incur substantial additional indebtedness and possibly issue additional equity securities. Future common share issuances, directly or indirectly through convertible or exchangeable securities, options or warrants, will generally dilute the ownership interests of our existing common shareholders, including their relative voting rights, and could require substantially more cash to maintain the then existing level, if any, of our dividend payments to our common shareholders, as to which no assurance can be given. Preferred shares, if issued, will generally have a preference on dividend payments, which could prohibit or otherwise reduce our ability to pay dividends to our common shareholders. Our debt will be senior in all respects to our common shares, will generally include financial and operating covenants with which we must comply and will include acceleration provisions upon defaults thereunder, including our failure to make any debt service payments, and possibly under other debt. Because our decision to issue equity securities or incur debt in the future will depend on a variety of factors, including market conditions and other matters that are beyond our control, we cannot predict or estimate the timing, amount or form of our capital raising activities in the future, but such activities could cause the price of our common shares to decline significantly. Furthermore, we expect that any comprehensive deleveraging plan will result in the issuance of equity to our existing creditors, which will cause significant dilution to current shareholders and the price of our common shares to decline significantly.

Our Principal Shareholders (defined below) each have a substantial ownership stake in us, and their interests could conflict with the interests of our other shareholders.

Our principal shareholders, or Principal Shareholders,  include certain funds managed by Avenue Capital Group, BlueMountain Capital Management, LLC, Elliott Funds, Canyon Capital Advisors LLC, Pacific Investment Management Company LLC and Oz Management LP and an entity that may be deemed to be beneficially owned by George Economou, and as of the date of this annual report, they each own 7.76, 10.8% 20.2%, 7.7%, 5.5%, 5.1% and 9.3%, respectively, of our total shares outstanding. George Economou, Blue Mountain Capital Management LLC, Elliott Funds and Avenue Capital are represented on our Board of Directors, and each of Blue Mountain Capital Management LLC, Elliott Funds and Avenue Capital has also appointed non-voting observers to our Board. As a result of this substantial ownership interest and, as applicable, their participation on the Board of Directors, our Principal Shareholders currently have the ability to influence certain actions requiring shareholders' approval, including increasing or decreasing the authorized share capital, the election of directors, declaration of dividends, the appointment of management, and other policy decisions. While future transactions with our Principal Shareholders could potentially benefit us, their interests may at times conflict with the interests of the Company and our other shareholders. Conflicts of interest may arise between us and our Principal Shareholders or their affiliates, which may result in the conclusion of transactions on terms not determined by market forces or favorable to us. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares. Moreover, the concentration of ownership may delay, deter or prevent acts that would be favored by the Company or our other shareholders, including potential opportunities to receive a premium for their shares as part of a sale of our business. Similarly, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with concentrated ownership.  In addition, holders of more than 10% of our common shares are entitled to customary demand and piggyback registration rights of their common shares with under the Securities Act.  Any actual sales or the perceived selling of our common shares by our Principal Shareholders could have a negative impact on the trading price of our common stock. See "Item 7. Major Shareholders and Related Party Transactions".
Under our Second Amended and Restated Memorandum and Articles of Association, certain "Major Actions" require the approval of a majority of the Lender Directors which vests substantial control in the Lender Directors.

Until the Termination Date, the Company will not, and will not permit any of the Group Companies (as defined below) to take certain actions unless such action has been expressly approved by the board of directors, which approval must include at least two of the Lender Directors, or the Majority Lender Directors. These actions include, among other actions as set forth in the Second Amended and Restated Memorandum and Articles of Association:
•	the issuance of our common shares or other securities, or the redemption of any equity interests;
•	the payment of dividends, if any, on our common shares;
•	the incurrence or modification of debt;
•	amendments to the Second Amended and Restated Memorandum and Articles of Association;
•	the entering into of certain extraordinary transactions;
•	commitments to construct or the construction of, any new vessel, or any purchase or acquisition of any vessel;
•	the adoption of, amendment or modification to, termination of, or waiver of any provision under, any equity incentive plan, bonus incentive plan, severance plan, or employee benefit plan;
•
the grant or award of any severance, equity or non-cash bonus entitlement to any director, officer or employee of the Company or any of its subsidiaries, or any amendment to or waiver of any term of any such grant or award;

•
the entering into of any Related Party Transaction other than a Permitted Related Party Transaction (as defined below), or the amendment, modification or termination of any Related Party Transaction (as defined below) (including any Permitted Related Party Transaction); and

•	the exercise of any termination rights and remedies under, the amendment, modification or supplement of, or the waiver of any provision under, the Management Services Agreement.

As of March 12, 2018 our Chairman, Mr. George Economou, was deemed to beneficially own 8,525,596, or approximately 9.3% of our outstanding common shares. The common shares beneficially owned by Mr. Economou are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and may not be transferred unless they have been registered under the Securities Act or an exemption from registration is available. Upon satisfaction of certain conditions, Rule 144 permits the sale of certain amounts of restricted securities six months following the date of acquisition of the restricted securities from us. As our common shares become eligible for sale under Rule 144, the volume of sales of our common shares on applicable securities markets may increase, which could reduce the market value of our common shares.
Anti-takeover provisions contained in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our securities.
Several provisions of our second amended and restated memorandum and articles of association (the "Second Amended and Restated Memorandum and Articles of Association") could make it difficult for hostile shareholders to change the composition of our board of directors, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.
These provisions include:
●	authorizing our board of directors to issue "blank check" preferred shares without shareholder approval;
●	limiting the persons who may call special meetings of shareholders; and
●	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.
Under the Second Amended and Restated Memorandum and Articles of Association, the right to remove a director will be limited to the persons entitled to designate such director or for cause by either the affirmative vote of at least two-thirds of the board of directors or at least two of the Lender Directors until the Termination Date. Following the Termination Date, the Second Amended and Restated Memorandum and Articles of Association will authorize the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding Class A common shares entitled to vote generally in the election of directors. Further, upon the Termination Date, the board of directors will be divided into three classes with staggered, three-year terms and cumulative voting in the election of directors will be prohibited.

In addition, prior to the Termination Date, if we are approached by or otherwise receive an Acquisition Proposal, as defined in the Second Amended and Restated Memorandum and Articles of Association, from one or more potential purchasers or any of their respective representatives:

• we and TMS Offshore Services Ltd., our manager, will be required to deliver such Acquisition Proposal (or, in the case of an Acquisition Proposal provided orally, a written summary thereof) to the Lender Directors, and all amendments, modifications and supplements thereto, in each case promptly, and in no event later than two business days, following its receipt thereof;

• the Lender Directors will have the power and authority to direct us and the board of directors to, as promptly as practicable, bring such Acquisition Proposal to a vote of the shareholders, without any recommendation to reject such proposal from us, the board of directors or any other person unless approved by the Lender Directors; and

• if such Acquisition Proposal is approved by the affirmative vote of holders of a majority of the then-outstanding shares, we will be required to use commercially reasonable efforts to pursue and consummate such Acquisition Proposal and all shareholders will become subject to certain drag-along rights to be held by the Lender Directors. See "Description of Share Capital—Description of Common Shares—Drag-Along Rights."

These provisions may discourage or impede transactions involving actual or potential changes in our control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of our common shares.

Item 4.          Information on the Company
A.          History and Development of the Company
Ocean Rig UDW Inc. is an exempted company incorporated with limited liability under the laws of the Cayman Islands.  We were initially organized in the Republic of the Marshall Islands on December 10, 2007 under the name Primelead Shareholders Inc., as a subsidiary of DryShips Inc. (Nasdaq:DRYS), a company founded by our Chairman Mr. Economou in which two of our directors currently serve as directors and officers.  Following our partial spin off from DryShips to its existing shareholders, our shares commenced trading on the NASDAQ Global Select Market under the symbol "ORIG" on October 6, 2011. As of April 5, 2016, DryShips no longer holds any equity interests in our Company and no registrable securities under the registration rights agreement we entered into with DryShips on March 20, 2012 remain outstanding. As of April 14, 2016, we redomiciled from the Republic of the Marshall Islands to the Cayman Islands. Each of our drilling units is owned by a separate wholly-owned vessel-owning subsidiary.
We maintain our principal executive offices at c/o Ocean Rig Cayman Management Services SEZC Limited, 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands. Our telephone number is +1 345 327 9232. Our website address is www.ocean-rig.com. Information contained on our website does not constitute part of this annual report.
Restructuring
On March 23, 2017, we and certain of our subsidiaries, Drillships Financing Holding Inc., or DFH, Drillships Ocean Ventures Inc., or DOV, and Drill Rigs Holdings Inc., or DRH, which are collectively referred to as the Scheme Companies entered into a Restructuring Support Agreement (the "RSA"), with certain creditors of our then-outstanding consolidated indebtedness to implement a financial restructuring plan, (the "Restructuring") under Section 86 of the Companies Law (2016 Revision). Pursuant to the terms of the RSA, the Scheme Companies presented winding up petitions to the Grand Court of the Cayman Islands (the "Grand Court"), on March 24, 2017, and filed applications seeking the appointment of joint provisional liquidators ("the JPLs"), under section 104(3) of the Companies Law (2016) Revision. On March 27, 2017, following a hearing before the Grand Court, the JPLs were appointed in respect to each of the Scheme Companies.
The RSA proposed that the Restructuring of each of the Scheme Companies be effected by way of a scheme of arrangement under Cayman Islands law (the "Schemes"). The Schemes provided for substantial deleveraging of the Scheme Companies through an exchange by their creditors, or the Scheme Creditors, of approximately $3.7 billion principal amount of debt (plus accrued interest) for new equity of the Company, approximately $288 million in cash (excluding the early consent fee) and $450 million of new secured debt.
On March 27, 2017, the JPLs as "foreign representatives" of each of the Scheme Companies filed petitions with the U.S. Bankruptcy Court under Chapter 15 of the Bankruptcy Code seeking recognition of the provisional liquidation proceedings and the contemplated Schemes as "foreign main proceedings." On April 3, 2017, the U.S. Bankruptcy Court granted provisional relief extending the protections of the temporary restraining order pending a recognition hearing, which was held on August 16, 2017. Following the recognition hearing, the U.S. Bankruptcy Court granted an order granting recognition to the provisional liquidation proceedings and the Schemes, pursuant to the terms sought by the JPLs.
On July 20, 2017, the Grand Court gave permission to the Scheme Companies to convene meetings of the Scheme Creditors for the purpose of considering, and if found appropriate, approving the Schemes.
On August 11, 2017, the Scheme Meetings were held and each of the Schemes was approved by a majority in number of the Scheme Creditors holding at least 75% in value of claims present and voting at the respective Scheme Meeting. The Schemes were approved by Scheme Creditors holding over 97% of our then-outstanding indebtedness.

On August 22, 2017, the JPLs filed an application for an order of the U.S. Bankruptcy Court recognizing and giving full force and effect to the Schemes in the United States. Following the sanction of the Schemes by the Grand Court, a hearing was held before the U.S. Bankruptcy Court on September 20, 2017 to consider the relief requested in the JPLs' application. Shortly after the conclusion of this hearing, the U.S. Bankruptcy Court entered an order giving full force and effect to the Grand Court's orders, the Schemes, and all documents and other agreements related thereto.
On August 25, 2017, the U.S. Bankruptcy Court issued a memorandum opinion and an order granting recognition of the provisional liquidation and scheme of arrangement proceedings for us and our subsidiaries, DRH, DFH, and DOV pending in the Grand Court as foreign main proceedings, and of the JPLs as the foreign representatives of the Scheme Companies in the United States. If the Schemes were approved by the Cayman Court, the U.S. Bankruptcy Court would conduct a hearing on September 20, 2017, to consider the entry of an order giving full force and effect to the Schemes in the United States.
On September 15, 2017, following a hearing held between September 4, 2017 and September 6, 2017, the Grand Court issued orders sanctioning the Schemes. On September 21, 2017, canceled 22,222,222 of its treasury shares and 56,079,533 shares of the Company previously held by its subsidiary, Ocean Rig Investments Inc. On the same day, we effected a 1-for-9,200 reverse stock split of our then-outstanding common shares. Our common shares commenced trading on a split-adjusted basis on September 22, 2017. The reverse stock split reduced the number of our issued and outstanding common shares from 82,586,851 shares (including the aforementioned treasury shares and shares held by Ocean Rig Investments, Inc.) to approximately 8,975 shares and affected all issued and outstanding common shares. The number of our authorized common shares and the par value and other terms of our common shares were not affected by the reverse stock split. No fractional shares were issued in connection with the reverse stock split. Shareholders of record who would have otherwise been entitled to receive a fractional share as a result of the reverse stock split received a cash payment in lieu thereof. The reverse stock split was completed in connection with our Restructuring and in order to comply with NASDAQ's listing requirements and meet the minimum bid requirement for continued listing on NASDAQ's Global Select Market.
Successful Emergence from Restructuring
On September 22, 2017, which we refer to as the Restructuring Effective Date, the Restructuring took effect. Pursuant to the Schemes, on the Restructuring Effective Date, Scheme Creditors exchanged their existing claims against the respective Scheme Companies for cash, new debt and new equity issued by the Company, as outlined above. The existing claims were either transferred to our Company or released. In particular, Scheme Creditors or their nominees received shares equivalent to 90.68% of the post-Restructuring equity of our Company and aggregate cash consideration of $320.8 million (including the early consent fee) across all of the Schemes, and the Scheme Companies and certain subsidiaries entered into a new credit agreement with the DOV and DFH Scheme Creditors (the "New Credit Agreement"). The New Credit Agreement contains limited restrictive covenants that are customary for facilities of this type. The remaining 9.32% of post-Restructuring equity was issued to Prime Cap Shipping Inc., a company that may be deemed to be beneficially owned by the Company's Chairman, Mr. George Economou, pursuant to the management services agreement with TMS Offshore Services Ltd. as described below.
On September 26, 2017, we received formal notice from NASDAQ that we had demonstrated compliance with all applicable requirements for the continued listing of the Company's common shares on NASDAQ and confirmed that, as a result of its favorable determination, our common shares would continue to be listed on the Nasdaq Global Select Market.
On October 4, 2017, the Grand Court issued an order discharging the JPLs effective as of October 18, 2017.
Recent Developments

Effective January 1, 2018 our Board of Directors appointed Mr. Pankaj Khanna as President and Chief Executive Officer of the Company, Mr. Iraklis Sbarounis as Chief Financial Officer, Mr. David Cusiter as Chief Operations Officer and Mr. Anthony Kandylidis as Executive Vice Chairman of our Company.

During January 2018 and February 2018, we converted an aggregate of 349,711 Class B Common Shares, par value $0.01 (the "Class B Common Shares"), into 349,711 Class A Common Shares, par value $0.01 (the "Class A Common Shares"). Pursuant to our Second Amended and Restated Memorandum and Articles of Association each Class B Common Share is convertible once, at any time or from time to time, in each case, at the option of the respective holder, into a Class A Common Share at a one for one conversion ratio.
On January 12, 2018, Lundin Norway AS ("Lundin") declared its sixth option to extend the existing contract of the Leiv Eiriksson, which is now expected to have firm employment secured until August 2018. Should Lundin exercise its remaining six one-well options, the rig could be employed until the second half of 2019.
On February 7, 2018, the drilling rig Leiv Eiriksson commenced its shipyard stay at Olen, Norway where it will undergo certain enhancements related to its contract with Lundin, its intermediate survey and upgrade its BOP to 5-rams. The Leiv Eiriksson is expected to complete its yard stay by the end of the first quarter of 2018.

On February 23, 2018, the Company signed a new drilling contract with Tullow Namibia Ltd., for a one-well drilling program plus options for drilling offshore West Africa. The contract is expected to commence in the third quarter of 2018 and to be performed by the Ocean Rig Poseidon.

On March 5, 2018, we held our 2018 annual general meeting of shareholders.

Our drilling contract of the Ocean Rig Poseidon with Statoil, for a one-well drilling program offshore Tanzania, has been successfully completed. The Ocean Rig Poseidon is in Walvis Bay, where it will remain in "ready-to-drill" state and be actively marketed for employment until commencement of the new drilling contract with Tullow Namibia Ltd. in the third quarter of 2018 .

Our drilling unit the Ocean Rig Mykonos, which is expected to complete her current drilling contract with Petrobras during March 2018, is planned to transit to Las Palmas, where it will remain in "ready-to-drill" state, and be actively marketed for employment. During the Ocean Rig Mykonos stay in Las Palmas, the unit will be fitted with a full Managed Pressure Drilling (MPD) package.

We are currently in discussions with Total E&P Angola Block 32 for the Ocean Rig Skyros contract to revise its commercial terms. These discussions may lead to no change to the contract, to a blend and extend arrangement, or termination according to the termination for convenience provisions of the contract.
Capital Expenditures
During the year ended December 31, 2015, our principal capital expenditures related to the construction expenses of the Ocean Rig Apollo, which was delivered in March 2015 with a total cost of approximately $727.7 million, the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos. During the year ended December 31, 2016, our principal capital expenditures related to the purchase of the Ocean Rig Paros which was acquired through an auction on April 28, 2016 for a purchase price of $65.0 million and the construction expenses of the Ocean Rig Santorini and the Ocean Rig Crete.  For more information on our seventh generation drilling units, please see "—B. Business Overview— Newbuilding drilling units and Options to Purchase Newbuilding Drilling Units." During the year ended December 31, 2016, we had paid an aggregate of $542.9 million to a major shipyard in Korea in connection with our three unfinanced seventh generation drilling units which were previously scheduled for delivery in 2017, 2018 and 2019, respectively. As part of renegotiations, the Ocean Rig Santorini and the Ocean Rig Crete are currently scheduled for delivery in June 2018 and January 2019, respectively, certain installments were rescheduled and the total construction costs were increased to $694,790 and $709,565, respectively. If we decide to go ahead with the construction of the two drilling unit newbuildings, the estimated remaining total construction payments, excluding financing costs, will amount to approximately $0.9 billion in aggregate. With respect to the Ocean Rig Amorgos, we had previously agreed to suspend its construction with an option, subject to our option, to bring it back into force within a period of 18 months after the date of the addendum, which option expired in February 2018. In addition, during the year ended December 31, 2016, the Company impaired the total advances and related costs provided to the yard for the Ocean Rig Amorgos. During the year ended December 31, 2017, the Company determined that the full amount of the carrying value of the two drilling units under construction Ocean Rig Crete and Ocean Rig Santorini was not recoverable and, therefore, impaired their total advances and related costs provided to the yard. If we decide to go ahead with the construction of the two drilling unit newbuildings, we plan to finance these remaining payments with cash on hand, new debt or equity financing, which we have not yet secured in full. With respect to the Ocean Rig Santorini, our subsidiary that holds the shipbuilding contract for the Ocean Rig Santorini has received a notice of default in February 2018 for failure to pay an interim installment that was due on February 5, 2018, and is currently in commercial discussions with the shipyard to further postpone the delivery of the drilling unit and amend other terms of the shipbuilding contract. Should our subsidiary that holds the shipbuilding contract and the shipyard fail to renegotiate terms while in default, the contract could be rescinded by the shipyard and all installment payments paid by us in the amount of $309.4 million to date could be forfeited.

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
We, through our wholly-owned subsidiaries, currently own two modern, fifth generation harsh weather ultra-deepwater semi-submersible offshore drilling units, the Leiv Eiriksson and the Eirik Raude, five sixth generation advanced capability ultra-deepwater drilling units, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, delivered in January 2011, March 2011, July 2011 and September 2011, respectively and the Ocean Rig Paros, acquired on April 28, 2016 through an auction, and four seventh generation drilling units, the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo, delivered in August 2013, December 2013, March 2014 and March 2015, respectively. The Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon the Ocean Rig Mykonos and the Ocean Rig Paros are "sister-ships" constructed to the same high-quality vessel design and specifications and are capable of drilling in water depths of 10,000 feet. The design of our seventh generation drilling units reflects additional enhancements that will enable the drilling units to drill in water depths of 12,000 feet. The Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo, are "sister ships" constructed to the same high – quality drilling unit design and specifications. We believe that owning and operating "sister-ships" helps us maintain our cost efficient operations on a global basis through the shared inventory and use of spare parts and the ability of our offshore maritime crews to work seamlessly across all of our drilling units.
In addition, we have contracts to construct two seventh generation drilling units at a major shipyard in Korea, the Ocean Rig Santorini, and the Ocean Rig Crete which are described above under "—Capital Resources".
We employ our drilling units primarily on a dayrate basis for periods of between one month and six years to drill wells for our customers, typically major oil companies, integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies.
We believe that our drilling units, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon, the Ocean Rig Mykonos, the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena, the Ocean Rig Apollo and the Ocean Rig Paros, as well as our two seventh generation drilling units under construction, are among the most technologically advanced drilling units in the world. The S10000E design, used for our operating drilling units, was originally introduced in 1998 and has been widely accepted by customers. Among other technological enhancements, our drilling units are equipped with dual activity drilling technology, which involves two drilling systems using a single derrick that permits two drilling-related operations to take place simultaneously. We estimate this technology saves between 15% and 40% in drilling time, depending on the well parameters. Each of our sixth generation operating drilling units is capable of drilling 40,000 feet at water depths of 10,000 feet and our seventh generation drilling units have the capacity to drill 40,000 feet at water depths of 12,000 feet, while our fifth generation drilling units are capable of drilling 30,000 feet at water depths of 10,000 feet.

Our Fleet
Set forth below is summary information concerning our offshore drilling units as of March 12, 2018.
Drilling Unit	Year Built or Scheduled Delivery/ Generation	Water Depth to the Wellhead (ft)	Drilling Depth to the Oil Field (ft)	Customer	Expected Contract Expiration(1)	Dayrate (4)		Drilling Location
Operating Drilling Units
Leiv Eiriksson	2001/5th	10,000	30,000	Lundin Norway AS	Q3 2018	$149,525		Norway
Ocean Rig Corcovado	2011/6th	10,000	40,000	Petroleo Brasileiro S.A.	Q2 2018	$495,000	(3)	Brazil
Ocean Rig Mykonos (5)	2011/6th	10,000	40,000	Petroleo Brasileiro S.A.	Q1 2018	$495,000	(3)	Brazil
Ocean Rig Skyros	2013/7th	12,000	40,000	Total E&P Angola	Q3 2021	$580,755		Angola
Ocean Rig Poseidon (6)	2011/6th	10,000	40,000	Tullow Namibia Ltd.	Q3/Q4 2018	$138,889		Namibia
Available for employment
Ocean Rig Mylos (2)	2013/7th	12,000	40,000
Eirik Raude (2)	2002/5th	10,000	30,000
Ocean Rig Paros (2)	2011/6th	10,000	40,000
Ocean Rig Olympia (2)	2011/6th	10,000	40,000
Ocean Rig Apollo (2)	2015/7th	12,000	40,000
Ocean Rig Athena (2)	2014/7th	12,000	40,000

(1)	Not including the exercise of any applicable options to extend the term of the contract and any notification received for the termination of contracts.
(2)	These drilling units are cold stacked in Greece and are available for charter.
(3)
Approximately 20% of the dayrates are service fees paid to us in Brazilian Real (R$). The day rate disclosed in this table is based on the March 12, 2018 exchange rate of R$3.25:$1.00. During the first and second quarter of 2015, the Ocean Rig Mykonos and the Ocean Rig Corcovado, respectively, commenced drilling operations under the new awarded contracts, which are extensions of the previous contracts from Petrobras, for drilling offshore Brazil. The term of each extension was for 1,095 excluding reimbursement by Petrobras for contract related equipment upgrades.

(4)	These rates represent the current operating rates applicable under each contract. Depending on the contract, these rates may be escalated.
(5)	The Ocean Rig Mykonos contract with Petrobras expires in March 2018 and is scheduled to transit to Las Palmas where it will remain in "ready-to-drill" state.
(6)
On February 23, 2018, the Company signed a new drilling contract with Tullow Namibia Ltd., for a one-well drilling program plus options for drilling offshore Namibia. The contract is expected to commence in the third quarter of 2018.

Newbuilding Drilling Units
We have entered into contracts with a major shipyard in Korea for the construction of three seventh generation drilling units, which were previously scheduled for delivery in 2017, 2018 and 2019, respectively. As part of renegotiations, the Ocean Rig Santorini and the Ocean Rig Crete are currently scheduled for delivery in June 2018 and January 2019, respectively, and certain installments were rescheduled and the total construction costs were increased to $694.78 million and $709.6 million, respectively. With respect to the Ocean Rig Amorgos, we had previously agreed to suspend its construction with an option, subject to our option, to bring it back into force within a period of 18 months after the date of the addendum, which option expired in February 2018. With respect to the Ocean Rig Santorini, our subsidiary that holds the shipbuilding contract for the Ocean Rig Santorini has received a notice of default in February 2018 for failure to pay an interim installment that was due on February 5, 2018, and is currently in commercial discussions with the shipyard to further postpone the delivery of the drilling unit and amend other terms of the shipbuilding contract. Should our subsidiary that holds the shipbuilding contract and the shipyard fail to renegotiate terms while in default, the contract could be rescinded by the shipyard and all installment payments paid by us in the amount of $309.4 million to date could be forfeited. As of December 31, 2016, the Company impaired the total advances and related costs provided to the yard for the Ocean Rig Amorgos. As of December 31, 2017, the Company determined that the full amount of the carrying value of the two drilling units under construction Ocean Rig Crete and Ocean Rig Santorini was not recoverable and, therefore, impaired their total advances and related costs provided to the yard. In connection with the two newbuilding agreements, we had made total payments of $466.3 million as of December 31, 2017. If we decide to go ahead with the construction of the two drilling unit newbuildings, the estimated remaining total construction payments, excluding financing costs, will amount to approximately $0.9 billion in aggregate.

Employment of Our Fleet
Employment of our Drilling Units
On January 12, 2018, Lundin Norway AS ("Lundin") has declared their sixth option to extend the existing contract of the Leiv Eiriksson, which is now expected to have firm employment secured until August 2018. Should Lundin exercise its remaining six one-well options, the drilling unit could be employed until the second half of 2019. As of March 12, 2018, the dayrate is $149,525.
In May 2015, the Ocean Rig Corcovado commenced a three-year extension under the previous contract with Petrobras. The contract includes reimbursement by Petrobras for contract related equipment upgrades. As of March 12, 2018, the dayrate is $495,000, (including service fees of $94,552 based on the contracted rate in Real and the March 12, 2018 exchange rate of R$ 3.25:$1.00).
In March 2015, the Ocean Rig Mykonos commenced a three-year extension under the previous contract with Petrobras. The contract includes reimbursement by Petrobras for contract related equipment upgrades. As of March 12, 2018, the dayrate is $495,000, (including service fees of $94,552 based on the contracted rate in Real and the March, 12, 2018 exchange rate of R$3:25:$1.00). The Ocean Rig Mykonos contract with Petrobras expires in March 2018 and is scheduled to transit to Las Palmas where it will remain in "ready-to-drill" state.
In October 2015, the Ocean Rig Skyros commenced its six year contract with Total E&P Angola for drilling operations offshore Angola. As of March 12, 2018, the dayrate is $580,755.
On February 23, 2018, the Ocean Rig Poseidon has signed a new drilling contract with Tullow Namibia Ltd., for a one-well drilling program plus options for drilling offshore West Africa. The contract is expected to commence in the third quarter of 2018.
The total contracted backlog under our drilling contracts for our drilling units, as of March 12, 2018, was $847.5 million. We calculate our contract backlog by multiplying the contractual dayrate under all of our employment contracts for which we have firm commitments, by the minimum expected number of days committed under such contracts (excluding any options to extend), assuming full earnings efficiency. There can be no assurance that the counterparties to such contracts will fulfill their obligations under the contracts. See the section of this annual report entitled " Risk Factors—Risks Relating to Our Company—Our future contracted revenue for our fleet of drilling units may not be ultimately realized."
Unless otherwise stated, all references to dayrates included in this annual report are exclusive of any applicable annual contract revenue adjustments, which generally result in the escalation of the dayrates payable under the drilling contracts.

Management of Our Drilling Units
Ocean Rig Management Inc., our wholly owned subsidiary, provides supervisory management services including onshore management to our operating drilling units and drilling units under construction, pursuant to separate management agreements entered with each of the drilling unit – owning subsidiaries. Under the terms of these management agreements, Ocean Rig Management Inc., through its affiliates is responsible for, among other things, (i) assisting in construction contract technical negotiations and (ii) providing technical and operational management for the drilling units.
In addition, up to March 31, 2016 we had engaged Cardiff Drilling Inc., a company that may be deemed to be beneficially owned by our Chairman, Mr. George Economou, to provide us with consulting and other services with respect to the arrangement of employment for, and relating to the purchase and sale of, our drilling units. On March 31, 2016, we entered into an agreement with TMS Offshore Services Ltd., a company that may be deemed to be beneficially owned by Mr. Economou to provide certain management services related to our drilling units including but not limited to commercial, financing, legal and insurance services. This agreement is effective from January 1, 2016 and was amended effective January 1, 2017. On September 22, 2017, the Restructuring Effective Date, as part of the Restructuring, we and each of our drilling-unit-owning subsidiaries terminated the previous agreement with TMS Offshore and entered into the Management Services Agreement with TMS Offshore Services Ltd. to provide certain management services related to our drilling units including but not limited to executive management, commercial, financing, accounting, reporting, information technology, legal, manning, insurance, catering and superintendency services. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."
The Offshore Drilling Industry
In recent years, the international drilling market has seen an increasing trend towards deep and ultra-deepwater oil and gas exploration. As shallow water resources mature, deep and ultra-deepwater regions are expected to play an increasing role in offshore oil and gas exploration and production. The floating rig fleet as of January 2018 consisted of 263 units. An additional 43 units were under construction or on order as of January 2018. Historically, an increase in supply has caused a decline in utilization and dayrates until drilling units are absorbed into the market. Accordingly, dayrates have been very cyclical. We believe that the largest undiscovered offshore reserves are mostly located in ultra-deepwater fields and primarily located in the "golden triangle" between West Africa, Brazil and the Gulf of Mexico, as well as in East Africa, Australia and Southeast Asia. The location of these large offshore reserves has resulted in more than 90% of the floating drilling unit, or floater, orderbook being represented by ultra-deepwater units. Furthermore, due to increased focus on technically challenging operations and the inherent risk of developing offshore fields in ultra-deepwater, particularly in light of the Deepwater Horizon accident in the Gulf of Mexico, in which we were not involved, oil companies have already begun to show a preference for modern units more capable of drilling in these challenging environments.
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

Our Customers
Our customers are generally major oil companies, integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. We, together with our predecessor, Ocean Rig ASA, have an established history with over 300 wells drilled in 22 countries for 35 different customers as of February 2018.
For the years ended December 31, 2015, 2016 and 2017 the following customers, which represent all of our customers for the years indicated, accounted for more than 10% of our consolidated annual revenues:
	Year ended December 31,
	2015	2016	2017
Customer A	14%	11%	-
Customer B	19%	20%	33%
Customer C	13%	-	-
Customer D	15%	31%	40%
Customer E	13%	14%	-
Customer F	15%	18%	-

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
A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term, as do the current contracts under which our drilling units are employed. Currently, there is no spot market for offshore drilling units. The length of shorter-term contracts is typically from 25 to 365 days and the longer-term contracts are typically from two to five years. The contract term in some instances may be extended by the client exercising options for the drilling of additional wells or for an additional term. Our contracts also typically include a provision that allows the client to extend the contract to finish drilling a well-in-progress.
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
Competition
The offshore contract drilling industry is competitive with numerous industry participants, few of which at the present time have a dominant market share. The drilling industry has experienced consolidation in recent years and may experience additional consolidation, which could create additional large competitors. Many of our competitors have significantly greater financial and other resources, including more drilling units, than us. We compete with offshore drilling contractors that, as of January 2018, together have approximately 263 floating rigs.
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
For example, the IMO has adopted MARPOL Annex VI to regulate harmful air emissions from ships, which include drilling units. Amendments to the Annex VI regulations require a progressive reduction of sulfur oxide levels in heavy bunker fuels—specifically, a global 0.5% m/m sulfur oxide emissions limit starting from January 1, 2020—and create more stringent nitrogen oxide emissions standards for marine engines in the future. Certain coastal areas of North America, the United States Caribbean Sea, and Europe are designated ECAs, and ships operating in these areas are not permitted to use fuel with sulfur content in excess of 0.1%. We may incur costs to comply with these revised standards. Drilling units must comply with MARPOL limits on emissions of sulfur oxide, nitrogen oxide, chlorofluorocarbons and other air pollutants, except that the MARPOL limits do not apply to emissions that are directly related to drilling, production, or processing activities. We believe that all of our drilling units are currently compliant in all material respects with these regulations.
Our drilling units are subject not only to MARPOL regulation of air emissions, but also to the Bunker Convention's strict liability for pollution damage caused by discharges of bunker fuel in jurisdictional waters of ratifying states.

Furthermore, any drilling unit that we may operate in United States waters, including the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States, would have to comply with OPA and CERCLA requirements, among others, that impose liability (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges of oil or other hazardous substances.  OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. Yet, in some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws.
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
C.          Organizational Structure
For a full list of our subsidiaries, please see Exhibit 8.1 to this annual report. All of the subsidiaries are, directly or indirectly, wholly-owned by Ocean Rig UDW Inc., except for Olympia Rig Angola Ltd., which is 51% owned by Angolan shareholders and 49% indirectly owned by Ocean Rig UDW Inc. As of December 31, 2016 and December 31, 2017, we also consolidated one additional VIE due to the Trust formed for the purpose of the amendment of the $462 million Senior Secured Credit Facility as detailed in Note 2 of our audited consolidated financial statements.
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
A.          Operating Results
Overview
We are an international offshore drilling contractor providing oilfield services and drilling units for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. We, through our wholly-owned subsidiaries, currently own and operate two modern, fifth generation harsh weather ultra-deepwater semi-submersible offshore drilling units, the Leiv Eiriksson and the Eirik Raude, four sixth generation advanced capability ultra-deepwater drilling units, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon, and the Ocean Rig Mykonos, which were delivered to us on January 3, 2011, March 30, 2011, July 28, 2011 and September 30, 2011, respectively and four seventh generation advanced capability ultra-deepwater drilling units, the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo which were delivered to us on August 19, 2013 and December 20, 2013, March 24, 2014 and March 5, 2015, respectively. On April 28, 2016, we acquired the sixth generation ultra-deepwater drilling unit Cerrado, sold through an auction, for a purchase price of $65.0 million. The drilling unit was built in 2011 to similar design specifications to our existing sixth generation drilling units and was renamed as Ocean Rig Paros. In addition, we had contracts to construct three seventh generation drilling units at a major shipyard in Korea, the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos.  These newbuildings were previously scheduled for delivery in 2017, 2018 and 2019, respectively. As part of renegotiations, the Ocean Rig Santorini and the Ocean Rig Crete are currently scheduled for delivery in June 2018 and January 2019, respectively, certain installments were rescheduled and the total construction costs were increased to $694.8 million and $709.6 million, respectively. Our subsidiary that holds the shipbuilding contract for the Ocean Rig Santorini has received a notice of default in February 2018 for failure to pay an interim installment that was due on February 5, 2018, and is currently in commercial discussions with the shipyard to further postpone the delivery of the drilling unit and amend other terms of the shipbuilding contract. Should our subsidiary that holds the shipbuilding contract and the shipyard fail to renegotiate terms while in default, the contract could be rescinded by the shipyard and all installment payments paid by us in the amount of $309.4 million to date could be forfeited.

If we decide to go ahead with the construction of the two drilling unit newbuildings, the estimated remaining total construction payments, excluding financing costs, will amount to approximately $0.9 billion in aggregate. With respect to the Ocean Rig Amorgos, we had previously agreed to suspend its construction with an option, subject to our option, to bring it back into force within a period of 18 months after the date of the addendum, which option expired in February 2018.
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
We have contracts to construct two seventh generation drilling units at a major shipyard in Korea, the Ocean Rig Santorini, and the Ocean Rig Crete.  These newbuildings were previously scheduled for delivery in 2017 and 2018, respectively. As part of renegotiations, the delivery of the Ocean Rig Santorini and the Ocean Rig Crete were postponed to June 2018 and January 2019, respectively, certain installments were rescheduled and the total construction costs were increased to $694.8 million and $709.6 million, respectively. With respect to the Ocean Rig Santorini, our subsidiary that holds the shipbuilding contract for the Ocean Rig Santorini has received a notice of default in February 2018 for failure to pay an interim installment that was due on February 5, 2018, and is currently in commercial discussions with the shipyard to further postpone the delivery of the drilling unit and amend other terms of the shipbuilding contract. Should our subsidiary that holds the shipbuilding contract and the shipyard fail to renegotiate terms while in default, the contract could be rescinded by the shipyard and all installment payments paid by us in the amount of $309.4 million to date could be forfeited. With respect to the Ocean Rig Amorgos, we had previously agreed to suspend its construction with an option, subject to our option, to bring it back into force within a period of 18 months after the date of the addendum, which option expired in February 2018. As of December 31, 2016, the Company impaired the total advances and related costs provided to the yard for the Ocean Rig Amorgos. During the year ended December 31, 2017, the Company impaired the total advances and related costs provided to the yard, amounting to $573.2 million for the Ocean Rig Crete and the Ocean Rig Santorini. If we decide to go ahead with the construction of the two drilling unit newbuildings, the estimated remaining total construction payments, excluding financing costs, will amount to approximately $0.9 billion in aggregate.

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
Drilling Unit Operating Expenses
Drilling unit operating expenses include crew wages and related costs, catering, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, shore based costs and other miscellaneous expenses. Our drilling unit operating expenses, which generally represent fixed costs, have historically increased as a result of the business climate in the offshore drilling sector. Specifically, wages and vendor supplied spares, parts and services have experienced a significant price increase over the previous three to four years, while during the years ended 2015, 2016 and 2017 there's a decrease in the amount of these operating expenses. Other factors beyond our control, some of which may affect the offshore drilling industry in general, such as exchange rate fluctuations and including developments relating to market prices for insurance, may also cause these expenses to increase. In addition, these drilling units operating expenses are higher when operating in harsh environments, though an increase in expenses is typically offset by the higher dayrates we receive when operating in these conditions.
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
Interest and Finance Costs
As of December 31, 2017, 2016 and 2015, we had total indebtedness of $531.9 million, $3.9 billion and $4.4 billion, respectively. We capitalize our interest on the debt we have incurred in connection with our drilling units under construction.
Critical Accounting Policies
Drilling unit machinery and equipment, net: Drilling units are stated at historical cost less accumulated depreciation. Such costs include the cost of adding or replacing or increase the earnings capacity parts of drilling unit machinery and equipment when that cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life or increases the earnings capacity of a drilling unit. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight- line basis over the useful life of the assets as follows: bare-deck, 30 years and other asset parts, from five to 30 years for the drilling units.    Effective January 1, 2017, the Company revised its' residual value estimate for each drilling unit. The Company assessed this residual value based on current and historical market trends. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 "Accounting Changes and Error Corrections," was to increase net loss for the year ended December 31, 2017 by $14.5 million and had also an increase on loss per common share, basic and diluted by $(0.57).

Impairment of long-lived assets: We review for impairment long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. To the extent impairment indicators are present; we assesse recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset.  In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the drilling units future performance, with the significant assumptions being related to drilling rates, fleet utilization, operating expenses, capital expenditures, class survey costs,  residual value and the estimated remaining useful life of each drilling unit. The projected net operating cash flows are determined by considering the drilling revenues from existing drilling contracts for the fixed days, while for the unfixed days we use an estimated daily rate equivalent by utilizing available market data. The remaining significant assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. If the estimate of undiscounted future cash flows for any drilling unit is lower than the carrying value, the carrying value is written down, by recording a charge to operations, to the drilling unit's fair market value if the fair market value is lower than the drilling unit's carrying value. The fair market value for the drilling unit is obtained by independent appraisals. For the year ended December 31, 2016 and 2017, as a result of the impairment review, we determined that the carrying amount of eight and one, respectively, drilling units was not recoverable and, therefore, a charge of $3,658.8 million and $473.3 million, respectively was recognized, and included in "Impairment loss" on the consolidated statements of operations of our financial statements.  In addition, during the year ended December 31, 2017, we impaired the total advances and related costs provided to the yard, amounting to $573.2 million for the Ocean Rig Crete and the Ocean Rig Santorini. Further an impairment charge of $2.3 million relating to the reclassification of the drilling units Leiv Eiriksson and Eirik Raude as held and used (previously held for sale) was recognized and included in the "Impairment loss" in the consolidated statement of operations of our financial statements as of December 31, 2017.
Reorganizations: In accordance with GAAP, the Company has applied ASC 852 "Reorganizations" (ASC 852), in preparing the accompanying consolidated financial statements. ASC 852 requires that the financial statements, for periods subsequent to the Chapter 15 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain revenues, expenses (including professional fees), realized gains and losses and provisions for losses that are realized or incurred in the Chapter 15 proceedings are recorded in reorganization gain, net on the accompanying consolidated statement of operations. Upon emerging from Chapter 15 proceedings on September 22, 2017, we did not meet the criteria to qualify for fresh-start reporting.  Therefore, the discharge of debt is reported as an extinguishment of debt and classified in accordance with Subtopic 225-20.
Non-monetary transactions - exchange of the capital stock of an entity for nonmonetary assets or services: Such transactions are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Any difference between the fair value and the transaction price is considered as gain or loss for the Company. The Company considered as appropriate date to use to measure the fair value of the equity instruments issued, the restructuring effective date and accounts for such transactions in accordance with ASC 845 at fair value of its common shares on that date.
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
Reimbursable revenues: Effective January 1, 2017, reimbursements received from the Customers for the provision of catering services in accordance with relevant contracts are recorded as revenue. The related costs are recorded as running expenses in the same period.
Income taxes: Income taxes have been provided for based upon the tax laws and rates in effect in the countries in which our operations are conducted and income is earned. There is no expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes because the countries in which we operate have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the applicable jurisdictional tax rates in effect at the year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. As of December 31, 2017 the Company has adopted the provisions of ASU 2015-17 on the Balance Sheet Classification on Deferred Taxes, which requires all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The new guidance did not impact the consolidated financial statements. We accrue interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense.
Inflation
Inflation has not had a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures could increase our operating, administrative and financing costs.
Results of Operations
Included in this document are our audited consolidated historical financial statements for the years ended December 31, 2017, 2016, and 2015.
Year Ended December 31, 2017 compared to Year Ended December 31, 2016
	Year Ended December 31, 2016	Year Ended December 31, 2017	Change	Percentage Change

REVENUES:
Revenues	1,653,667	1,007,520	(646,147)	(39.1)%

EXPENSES:
Drilling units operating expenses	454,329	295,135	(159,194)	(35.0)%
Depreciation and amortization	334,155	121,193	(212,962)	(63.7)%
Impairment loss	3,776,338	1,048,828	(2,727,510)	(72.2)%
General and administrative expenses	103,961	73,360	(30,601)	(29.4)%
Loss on sale of fixed assets	25,274	238	(25,036)	(99.1)%
Legal settlements and other, net	(8,720)	(1,519)	7,201	(82,6)%
Operating income/ (loss)	(3,031,670)	(529,715)	2,501,955	(82.5)%

OTHER INCOME/(EXPENSES):
Interest and finance costs	(226,981)	(248,342)	(21,361)	9.4%
Interest income	3,449	7,442	3,993	115.8%
Loss on interest rate swaps	(4,388)	-	4,388	(100.0)%
Reorganization gain, net	-	1,029,982	1,029,982	100.0%
Loss from issuance of shares upon restructuring	-	(204,595)	(204,595)	100.0%
Gain from repurchase of Senior Notes	125,001	-	(125,001)	(100.0)%
Other, net	(614)	3,321	3,935	(640.9)%
Total other expenses (income), net	(103,533)	587,808	691,341	(667.7)%

Income / (loss) before income taxes	(3,135,203)	58,093	3,193,296	(101.9)%
Income taxes	(106,315)	(63,495)	42,820	(40.3)%
Net Income / (loss)	(3,241,518)	(5,402)	3,236,116	(99.8)%

Revenues
Revenues from drilling contracts decreased by $646.2 million, or 39.1%, to $1,007.5 million for the year ended December 31, 2017, as compared to $1,653.7 million for the year ended December 31, 2016. The decrease is mainly attributable to the decreased operations of the whole fleet due to the stacking of six drilling units up to the year ended December 31, 2017.
During the years 2016 and 2017, we recorded 57.2% and 41.2% utilization (excluding the days for which we received a termination fee), respectively. Furthermore, our fleet under contract achieved an earnings efficiency of 96.4% for the years ended December 31, 2016 and 2017.
Operating expenses
Drilling units operating expenses decreased by $159.2 million, or 35.0%, to $295.1 million for the year ended December 31, 2017, compared to $454.3 million for the year ended December 31, 2016, mainly due to cost-reduction initiatives for the entire fleet as well as the decreased operations due to the stacking of six drilling units up to the year ended December 31, 2017, compared to the stacking of five drilling units of the total fleet for the year ended December 31, 2016. This decrease was partly offset by the increase in operating expenses of approximately $33.8 million, mainly relating to drilling unit Ocean Rig Mykonos special period survey costs and other various equipment refurbishment during the year ended December 31, 2017, as compared to the year ended December 31, 2016.
Depreciation and amortization expense
Depreciation and amortization expense decreased by $213.0 million, or 63.7%, to $121.2 million for the year ended December 31, 2017, as compared to $334.2 million for the year ended December 31, 2016. The decrease in depreciation and amortization expense was mainly attributable to the decrease in depreciation expense of the whole fleet, due to the lower depreciable value of eight of our drilling units as a result of the impairment charge that was recognized during the year ended December 31, 2016.
Impairment loss
During the year ended, December 31, 2017, we recorded an impairment loss of $1,048.8 million, due to the loss of $2.3 million resulted from the reclassification of the drilling units Leiv Eiriksson and Eirik Raude as held and used (previously held for sale), the reduction of $473.3 million of the carrying amount of the drilling unit Ocean Rig Apollo to its fair value and the impairment of the total advances and related costs provided to the yard regarding the drilling units under construction, Ocean Rig Santorini and Ocean Rig Crete amounting to $573.2 million, as compared to a loss of $3,776.3 million during the year ended December 31, 2016.
General and administrative expenses
General and administrative expenses decreased by $30.6 million, or 29.4%, to $73.4 million for the year ended December 31, 2017, as compared to $104.0 million for year ended December 31, 2016 mainly due to the cost-reduction initiatives implemented and the reduction of our staff due to fewer drilling units in operation.
Loss on sale of fixed assets
For the year ended, December 31, 2017, we incurred losses on sale of fixed assets amounting to $0.2 million which relate mainly to the sale of Company's cars and drill pipes, compared to $25.3 million for the year ended December 31, 2016.
Legal Settlements and other, net
Legal settlements and other, net decreased by $7.2 million, or 82.8%, due to a gain of $1.5 million for the year ended December 31, 2017, as compared to a gain of $8.7 million for the year ended December 31, 2016. This decrease relates mainly to the gain of $7.8 million from an insurance claim during the year ended December 31, 2016, whereas gain of $5.5 million from insurance claims and a provision of $4.0 million have been recorded during the year ended December 31, 2017.
Interest and finance costs
Interest and finance costs increased by $21.3 million, or 9.4%, to $248.3 million for year ended December 31, 2017, as compared to $ 227.0 million for the year ended December 31, 2016. The increase is mainly associated with an increase of $42.7 million of amortization and write off of financing fees and discount on receivable from drilling contract partly offset by a decrease of $20.9 million of interest costs on long term debt during the year ended December 31, 2017, as compared to the same period ended December 31, 2016.

Interest income
Interest income increased by $4.0 million, or 117.6%, to $7.4 million for the year ended December 31, 2017, compared to $3.4 million for the year ended December 31, 2016. The increase was mainly due to interest received from time deposits as a result of the Company's cash management.
Loss on interest rate swaps
Loss on interest rate swaps decreased by $4.4 million, or 100.0%, to $0 million for year ended December 31, 2017, as compared to a loss of $4.4 million for the year ended December 31, 2016. As of December 31, 2017, we have no outstanding interest rate swaps.
Reorganization gain, net
For the year ended December 31, 2017, we recognized reorganization gain, net of $1,030.0 million mainly resulting from debt extinguishment and write off totaling to $1,129.1 million. This gain was partly offset by reorganization expenses of $99.1 million, which pertain to professional fees and other expenditures directly related to the restructuring of our debt. No material expenses were incurred for the year ended December 31, 2016.
Loss from issuance of shares upon Restructuring
For the year ended December 31, 2017, we recognized loss from issuance of shares upon restructuring of $204.6 million associated with the issuance of shares to Prime Cap Shipping Inc., a company that may be deemed to be beneficially owned by our Chairman, Mr. George Economou. For the year ended December 31, 2016, no such loss was incurred.
Gain from repurchase of Senior Notes

For the year ended December 31, 2016, we recognized gain of $125.0 million due to the repurchase of the 7.25% Senior Unsecured Notes and 6.50% Senior Secured Notes at a discount due to the market value at which the notes were trading. No such case existed for the year ended December 31, 2017.
Other, net
Other, net increased by $3.9 million, or 650.0%, to a gain of $3.3 million for year ended December 31, 2017, compared to a loss of $0.6 million for the year ended December 31, 2016. The increase is mainly due to foreign currency exchange rate differences between the United States Dollars (USD), the Norwegian Krone (NOK), the Brazilian Real (BRL) and the Angolan Kwanza (AOA).
Income taxes
Income taxes decreased by $42.8 million, or 40.3%, to $63.5 million for year ended December 31, 2017 compared to $106.3 million for the year ended December 31, 2016. The decrease is due to the decreased operations resulting by the stacking of six drilling units up to year ended December 31, 2017. As our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.
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
Loss on sale of fixed assets
For the year ended, December 31, 2016, we incurred losses on sale of fixed assets amounting to $25.3 million which relate mainly to the cancelation of the BOP purchase for the Eirik Raude and extra costs relating to a settlement agreement between us and the supplier, compared to $5.2 million for the year ended December 31, 2015.

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
Interest income
Interest income decreased by $6.4 million, or 65.3%, to $3.4 million for the year ended December 31, 2016, compared to $9.8 million for the year ended December 31, 2015. The decrease was mainly due to the interest income received from the $120.0 million Exchangeable Promissory Note provided to DryShips Inc. during the year ended December 31, 2015.
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
B.          Liquidity and Capital Resources
As of December 31, 2017, we had $736.1 million of cash and cash equivalents. Our cash and cash equivalents increased by $17.4 million, or 2.4%, to $736.1 million as of December 31, 2017, compared to $718.7 million as of December 31, 2016. The increase in our cash and cash equivalents was mainly due to cash from operating activities amounting to $543.4 million which were offset by cash used in investing activities amounting to $29.5 million and by cash used in financing activities amounting to $496.5 million. As of December 31, 2017 and upon, the effective date of our Restructuring, on September 22, 2017, we had total indebtedness, on a consolidated basis, of $531.9 million under our outstanding debt agreements, excluding unamortized deferred financing costs compared to $3.9 billion as of December 31, 2016. Our total indebtedness as of December 31, 2017 decreased by $3.4 billion, or 87.2%, to $531.9 million, compared to $3.9 billion as of December 31, 2016 due to the completion of our financial restructuring.
As of December 31, 2017, we had $47.0 million of restricted cash relating mainly to bank deposits which are blocked or pledged as cash collateral. Our restricted cash balances as of December 31, 2017 decreased by $7.3 million, or 13.5%, to $47.0 million, compared to $54.3 million as of December 31, 2016. Restricted cash decreased by $6.6 million under the terms of the $462 million Senior Secured Credit Facility.

 As of December 31, 2017, we were in compliance with all covenants related to our outstanding debt agreements. Please refer to the discussion on Long-term Debt as detailed in Note 9 of our audited consolidated financial statements.
As of December 31, 2017, our total purchase commitments consisted of the estimated remaining construction expenses of approximately $0.9 billion relating to the construction of our two seventh generation drilling units under construction, which are scheduled to be delivered in 2018 and 2019, respectively. The estimated remaining total project cost per drilling unit under construction, excluding financing costs, is approximately $385.4 million and $552.7 million. If certain of our subsidiaries decide to go ahead with the construction of our two seventh generation drilling unit newbuildings, our total purchase commitments consist of the estimated remaining construction expenses of approximately $0.9 billion relating to their construction.
Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital surplus amounted to $806.7 million as of December 31, 2017, as compared to a working capital surplus of $267.9 million as of December 31, 2016. The increase in working capital surplus as of December 31, 2017, as compared to December 31, 2016, is mainly due to the increase in cash and cash equivalents and the decrease in our long- term debt due to our Restructuring.
Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our drilling units, comply with international standards, environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities. Our substantially reduced debt is comprised of two Senior Secured Term Loan Facilities with a maturity date of June 2018 and September 2024, respectively and following the Restructuring, our principal source of funds has been cash on hand, cash generated from operations and new bank debt, or a combination thereof.
Following the Restructuring and as of December 31, 2017, we believe that our current cash balances and operating cash flow, together with the proceeds of any debt or equity issuances in the future, will be sufficient to meet our liquidity needs for the next 12 months.
Compliance with Covenants under Our Debt Agreements
On the Restructuring Effect Date, pursuant to the Schemes, we, including certain of our subsidiaries, as borrowers and guarantors, entered into a new credit agreement dated September 22, 2017, or the New Credit Agreement, with the Scheme Creditors participating in the Schemes relating to DOV and DFH, as lenders. The New Credit Agreement contains limited restrictive and financial covenants that are usual and customary for facilities of this type, including, without limitation: (i) delivery of financial statements, reports, accountants' letters, certificates and SEC filings; (ii) notices of defaults, material litigation and other material events; (iii) continuation of business and maintenance of existence and material rights and privileges; (iv) compliance with laws, including sanctions laws; and (v) maintenance of property and insurance.

Events beyond our control, including changes in the economic and business conditions in the deepwater offshore drilling market in which we operate, may affect our ability to comply with these ratios and covenants. Our ability to maintain compliance will also depend substantially on the value of our assets, our dayrates, our ability to obtain drilling contracts, our success at keeping our costs low and our ability to successfully implement our overall business strategy. The prolonged market downturn in the offshore drilling industry and the continued depressed outlook, have led to materially lower levels of investing in for offshore exploration and development by the current and potential customers on a global basis, while at the same time supply of available high specification drilling units has increased, which in turn has affected us with the early termination of five drilling contracts as of December 31, 2017 and also led to the stacking of six drilling units of our fleet as of the date of this report.
As of December 31, 2017, we were in compliance with all covenants related to our debt agreements. Please refer to the discussion on Long-term Debt as detailed in Note 9 and the discussion on Liquidity and Going Concern considerations as detailed in Note 3 of our audited consolidated financial statements.
Our Debt Agreements
$450 million Senior Secured Term Loan Facility
On September 22, 2017 we, including certain of our subsidiaries, as borrowers and guarantors, entered into a New Credit Agreement. The New Credit Agreement contains limited restrictive covenants that are usual and customary for facilities of this type, including, without limitation: (i) delivery of financial statements, reports, accountants' letters, certificates and SEC filings; (ii) notices of defaults, material litigation and other material events; (iii) continuation of business and maintenance of existence and material rights and privileges; (iv) compliance with laws, including sanctions laws; and (v) maintenance of property and insurance.

We and certain of our subsidiaries will guarantee the obligations of the New Credit Agreement and collateral has been granted to the lenders by way of first priority lien over substantially all existing and newly acquired assets of the borrowers and guarantors. The New Credit Agreement consists of a $450 million Senior Secured Term Loan Facility, bearing interest at 8.00% per annum and with a maturity date of September 20, 2024. In addition, under the terms of the New Credit Agreement, we have the option to refinance the facility in full at no cost until March 22, 2018, at 105% from March 23, 2018 until March 22, 2019, at 103% from March 23, 2019 until March 22, 2020 and at 101% from March 23, 2020 until March 22, 2021.
As of December 31, 2017, we had outstanding borrowings amounting to $450.0 million under this facility.
$462 million Senior Secured Credit Facility
On February 13, 2015, our wholly owned subsidiary, Drillship Alonissos Owners Inc., entered into a secured term loan facility agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, for up to $475.0 million to partially finance the construction costs of the Ocean Rig Apollo. This facility has a 5 year term and bears interest at LIBOR plus a margin. On March 3, 2015, we drew down an amount of $462.0 million under this facility and pledged restricted cash of $10.0 million associated with the respective loan. On February 11, 2016, the charterer of the Ocean Rig Apollo sent to us a notice of termination of the drilling contract. Under the terms of the $462 million Senior Secured Credit Facility, we were required to find a new Satisfactory Drilling Contract (as defined in the loan agreement). We did not secure a new drilling contract for the Ocean Rig Apollo and, therefore, was required to make a mandatory prepayment of approximately $145,894 on August 22, 2016.
On August 31, 2016, our wholly owned subsidiary, Drillship Alonissos Shareholders Inc., entered into an amendment to the term loan facility agreement in consideration for the lenders agreeing: (i) to reduce the amount of the mandatory prepayment from $145,894 to $125,000;(ii) to release the Company as Guarantor and from all obligations, actual or contingent, joint or several, now or at any time outstanding; (iii) to waive any existing breaches and, (iv) the cold-stacking of the drilling unit. Furthermore, a trust was formed, namely "Drillship Alonissos Stock Trust" (the "Trust"), in which we transferred the shares of Drillship Alonissos Shareholders Inc. together with the shares of Drillship Alonissos Owners Inc., previously held by Drillship Alonissos Shareholders Inc. Additionally, the repayment schedule of the loan was altered to include a cash sweep term authorizing the lenders to transfer any excess cash flow on a monthly basis, as a prepayment pro rata across the loan, therefore, leading to the full repayment of the loan by June 2018, whereas according to the initial repayment schedule it would have been fully repaid by June 2020. Following the repayment, the Trust, will be dissolved and shares will be returned to their initial holders.
As of December 31, 2017, we had outstanding borrowings amounting to $81.9 million under this facility.
Discharged Debt Agreements
6.50% senior secured notes due 2017
On September 20, 2012, our wholly owned subsidiary DRH (the "Issuer"), issued $800.0 million aggregate principal amount of 6.50% Senior Secured Notes due 2017 (the "$800.0 million Senior Secured Notes"), with a semi-annual coupon interest rate of 6.5% per year. The $800.0 million Senior Secured Notes were secured by Issuer's and its subsidiaries' certain assets, including stocks, and guaranteed by us and certain of the existing and future subsidiaries of the Issuer.
As of December 31, 2016, two of our wholly owned subsidiaries had purchased in the open market an aggregate principal amount of $148.0 million, resulting to a gain of $67.8 million included in "Gain from repurchase of senior notes" in the accompanying consolidated statements of operations. Effective March 21, 2017, these notes have been cancelled.
$1.9 billion Term Loan B Facilities, dated July 12, 2013
On July 12, 2013,  we, through our wholly-owned subsidiaries, DFH and Drillships Projects Inc., entered into a $1.8 billion senior secured term loan facility, comprised of two tranches, tranche B-1 of $975.0 million ("Tranche B-1") and tranche B-2 of $825.0 million ("Tranche B-2"), collectively, the "$1.9 billion Term Loan B Facility", with respective maturity dates in the first quarter of 2021, subject to adjustment to the third quarter of 2020 in certain circumstances, and the third quarter of 2016.

The $1.9 billion Term Loan B Facility was: (i) guaranteed by our and certain existing and future subsidiaries of DFH and (ii) secured by certain assets of, and by a pledge of the stock of, DFH and the subsidiary guarantors. On July 26, 2013, we through DFH and Drillships Projects Inc. entered into an incremental amendment to the $1.8 billion senior term loan for additional Tranche B-1 in an aggregate principal amount of $100.0 million.
On February 7, 2014, we refinanced its then existing short-term Tranche B-2 with a fungible add-on to its existing long-term Tranche B-1 with maturity date at no earlier than the third quarter of 2020.

As of December 31, 2016, we had outstanding borrowings amounting to $1,838.3 million under this facility.
$1.3 billion Senior Secured Term Loan B Facility
On July 25, 2014, our wholly owned subsidiary, DOV, entered into a $1.3 Senior Secured Term Loan B facility ("New Term Loan B facility") to repay the then outstanding balance of $1.3 billion under the $1.35 billion Senior Secured Credit Facility. The New Term Loan B facility, with a maturity date on July 25, 2021, was secured primarily by first priority mortgages on the drilling units, the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena and bore a fixed interest rate.
As of December 31, 2016, we had outstanding borrowings amounting to $1,270.8 million under this facility.
Ocean Rig's 7.25% senior unsecured notes due 2019
On March 26, 2014, we issued $500.0 million aggregate principal amount of 7.25% Senior Unsecured Notes due 2019 (the "$500 million Senior Unsecured Notes"), with a semi-annual coupon interest rate of 7.25% per year. We used the net proceeds from the offering, amounted to $493.6 million, together with cash on hand, to repurchase the outstanding balance of $462.3 million under its 9.5% Senior Unsecured Notes.
As of December 31, 2016, one of our wholly owned subsidiary, had purchased in the open market an aggregate principal amount of $369.0 million of these notes, reducing the then outstanding balance to $131.0 million. Effective March 21, 2017, these repurchased notes have been cancelled.
During the year ended December 31, 2016, the purchase of the notes, resulted in a gain of $57.2 million and is included in "Gain from repurchase of senior notes" in the accompanying consolidated statement of operations.
Discharge of the 7.25% Senior Unsecured Notes, 6.50% Senior Secured Notes, $1.3 billion Senior Secured Term Loan B Facility and $1.9 billion Term Loan B Facility
On September 22, 2017, the restructuring effective date, the outstanding principal amounts, accrued interest and default interest of the 7.25% Senior Unsecured Notes, $6.50% Senior Secured Notes, $1.3 billion Senior Secured Term Loan B Facility and $1.9 billion Term Loan B Facility were discharged in exchange for new equity in our Company amounting to $1,992.5 million, cash consideration amounting to $320.8 million and the $450 million Senior Secured Term Loan Facility discussed above. The resulted gain amounting to $1,129.1 million is included as a "Reorganization Gain, net" in the accompanying consolidated statement of operations. Deferred finance fees related to discharged notes and facilities have been written off and are included in "interest and finance costs" in the accompanying consolidated statement of operations.
Cash Flows
Year Ended December 31, 2017 Compared to Year Ended December 31, 2016
Our cash and cash equivalents increased to $736.1 million as of December 31, 2017, compared to $718.7 million as of December 31, 2016. Our working capital surplus was $806.7 million as of December 31, 2017, compared to a $267.9 million working capital surplus as of December 31, 2016, primary due to the decrease in our long- term debt.

Net Cash Provided by Operating Activities
Net cash provided by operating activities was $543.4 million for the year ended December 31, 2017 compared to 763.1 million provided by operating activities for the year ended December 31, 2016. For the year ended December 31, 2017, net loss of $5.4 million was adjusted for the effects of certain non-cash items including $121.2 million of depreciation, $0.2 million loss on sale of fixed assets, $61.8 million of amortization and write offs of deferred financing and other costs, $1,048.8 million of impairment loss, $1,129.1 million of reorganization gain, and $204.6 million loss from issuance of shares upon Restructuring. The Company had net cash inflows from changes in operating assets and liabilities of approximately $241.2 million for the year ended December 31, 2017.
Net Cash Used in Investing Activities
Net cash used in investing activities was $29.5 million for the year ended December 31, 2017, compared to $392.5 million for the year ended December 31, 2016. Cash was used for expenditures related to advances for drilling units under construction and drilling units, machinery, equipment and other improvements of approximately $37.0 million, compared to $340.2 million in the corresponding period of 2016. The decrease in restricted cash was $7.3 million during the year ended December 31, 2017, compared to an increase of $41.5 million in the corresponding period of 2016. The proceeds from sale of fixed assets were $0.2 million, compared to a loss of $10.9 million in the corresponding period of 2016.
Net Cash Used in Financing Activities
Net cash used in financing activities was $496.5 million for the year ended December 31, 2017, compared to net cash used in financing activities of $386.6 million for the year ended December 31, 2016. For the year ended December 31, 2017, cash was used for principal payments and repayments of long-term debt amounting to $496.5 million whereas for the year ended December 31, 2016, cash was used for repayments of credit facilities amounting to $215.3 million, payments for senior notes repurchase amounting to $121.5 million and repurchase of common stock amounting to $49.9 million.
Effect on exchange rate changes on cash
Effect on exchange rate changes on cash was nil for the years ended December 31, 2017 and 2016.
Year Ended December 31, 2016 Compared to Year Ended December 31, 2015
Our cash and cash equivalents decreased to $718.7 million as of December 31, 2016, compared to $734.7 million as of December 31, 2015, primarily due to cash used in investing and financing activities.  Our working capital surplus was $267.9 million as of December 31, 2016, compared to a $836.6 million working capital surplus as of December 31, 2015.
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
Swap Agreements
The interest rate swap and cap and floor agreements were terminated during 2016 and as at December 31, 2017  there are no outstanding agreements.
See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."
Currency Forward Sale Exchange Contracts
As of December 31, 2017, 2016, and 2015, we had no outstanding currency forward sale exchange contracts.
See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."
C.          Research and Development, Patents and Licenses, etc.
Not applicable.
D.          Trend Information
According to industry sources, the in-service fleet as of January 2018 totaled 263 floating rigs and is expected to grow to 306 floating rigs upon the scheduled delivery of the current newbuild orderbook by the end of 2020. Historically, an increase in supply has caused a decline in utilization and dayrates until drilling units are absorbed into the market. Accordingly, dayrates have been very cyclical. We believe that the largest undiscovered offshore reserves are mostly located in ultra-deepwater fields and primarily located in the "golden triangle" between West Africa, Brazil and the Gulf of Mexico, as well as in East Africa, Australia and Southeast Asia. The location of these large offshore reserves has resulted in more than 90% of the floating drilling unit, or floater, orderbook being represented by deepwater rigs. Furthermore, due to increased focus on technically challenging operations and the inherent risk of developing offshore fields in ultra-deepwater, particularly in light of the Deepwater Horizon accident in the Gulf of Mexico, in which we were not involved, oil companies have already begun to show a preference for modern units more capable of drilling in these challenging environments.
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
The offshore drilling market is currently challenged by both the pace of drilling unit supply additions as well as a reduction in their demand. On the demand side, oil companies are reducing capital expenditure amidst the significant decline in oil prices which has curtailed drilling budgets. New tendering activity remains subdued as oil companies set their budgets at lower levels than seen in recent years. Drilling unit owners, such as ourselves, are bidding for available work extremely aggressively which will likely drive rates lower. On the supply side, based on industry sources, the worldwide fleet of floating rigs will increase from 263 units to up to 306 units assuming delivery of the orderbook as of January 2018. This is due to over-ordering at shipyards during the boom periods. Based on this overcapacity, significant delays and cancellations of newbuild projects can be expected. Furthermore, owners will be forced to makes decisions regarding cold stacking and scrapping of older units.
For more information on risks to our business and our industry, please read "Risk Factors."

E.          Off-balance Sheet Arrangements
We do not have any off-balance sheet arrangements.
F.          Tabular disclosure of contractual obligations
The following table sets forth our contractual obligations and their maturity dates as of December 31, 2017:
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(U.S. Dollars in thousands)
Drilling units under construction (1)	938,096	417,931	520,165	-	-
Loan payments	531,632	81,632	-	-	450,000
Interest payments (2)	245,400	36,500	73,100	73,000	62,800
Total	1,715,128	536,063	593,265	73,000	512,800
_________________
(1)	The figure includes contracted purchase obligations only.
(2)	The figures relate to interest payments under the fixed rate $450 million Senior Secured Term Loan Facility.
Recent Accounting Pronouncements:
Accounting Changes and Error Corrections: In January 2017, FASB issued ASU 2017-03, "Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)". The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our combined financial statement was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards.
Leases: In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. The accounting standards update requires (a) lessees to recognize a right to use asset and a lease liability for virtually all leases, and (b) updates previous accounting standards for lessors to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards. The update is effective for interim and annual periods beginning after December 15, 2018, including interim periods within those annual periods. The Company previously disclosed its intention to adopt this standard at the same time as it adopted the new revenue standard discussed below; however, the Company now expects to adopt this new guidance in the first quarter of 2019.  The Company is currently evaluating the impact that this new guidance will have on its consolidated financial statements.
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

The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). On January 1, 2018, the Company adopted the accounting standards update that requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, using the modified retrospective method. The effect on Company's consolidated financial statements due to the adoption of the new accounting standard is based on the evaluation of the contract specific facts and circumstances and has no material effect on the consolidated balance sheets, statements of operations and cash flows. The company is currently evaluating the requirements and assessing the impact such requirements may have on the disclosures contained in the notes to consolidated financial statements.
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
Item 6.          Directors, Senior Management and Employees
A.          Directors and senior management
Set forth below are the names, ages and positions of our directors and executive officers and the principal officers.
Directors and executive officers of Ocean Rig UDW Inc.(1) –
Name	Age	Position
George Economou	65	Chairman of the Board and Director
Anthony Kandylidis	41	Executive Vice Chairman and Director
Pankaj Khanna	47	President and Chief Executive Officer
Iraklis Sbarounis	33	Chief Financial Officer, Secretary and Director
John Liveris	66	Director
John Simon	63	Director
Karl Blanchard	58	Director
Jim Devine	59	Director
David Cusiter	56	Chief Operations Officer

(1)	Ms. Chrysoula Kandylidis, Mr. Michael Pearson, Mr. Vassilis Karamitsanis and Mr. George Kokkodis resigned from the position of Director effective November 7, 2017.
The business address of each of our directors and executive officers is c/o Ocean Rig Cayman Management Services SEZC Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KYI -1104 Cayman Islands.
George Economou has over 40 years of experience in the maritime industry and has served as our Chairman since 2010. Mr. Economou has served as our Chief Executive Officer from 2010 until 2017. He has served as Chairman and Chief Executive Officer of DryShips Inc., a diversified owner of ocean going cargo vessels, since January 2005. He successfully took DryShips public in February 2005, on NASDAQ under the trading symbol "DRYS". Mr. Economou also serves as a director of Danaos Corporation, a U.S. listed containership owner. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum, and Lloyds Register Hellenic Advisory Committee. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Anthony Kandylidis was appointed as our Executive Vice Chairman and Director effective January 1, 2018 and has served as a director since November 2017. Mr. Kandylids has served as our President and Chief Financial Officer from December 2016 until December 2017. Mr. Kandylidis was previously our Executive Vice President since June 2012. Mr. Kandylidis also serves as President and CFO of DryShips Inc. a diversified owner of ocean going cargo vessels and is a director of the IADC. Mr. Kandylidis, in September 2006 also founded OceanFreight Inc., a shipping company listed on the NASDAQ, that was absorbed by DryShips through a merger in 2011. Mr. Kandylidis studied Civil Engineering at Brown University and also holds an MSc. in Ocean Systems Management from the Massachusetts Institute of Technology. Mr. Kandylidis is also the nephew of Mr. George Economou.

Pankaj Khanna was appointed as President and Chief Executive Officer of the Company effective January 1, 2018. Mr. Khanna has 29 years of varied experience in the maritime & offshore industry. He last served as Chief Executive Officer of Pioneer Marine Inc, a drybulk company that he founded in 2013. Prior to his position at Pioneer Marine Inc., Mr. Khanna served as Chief Marketing Officer at Ocean Rig UDW Inc. from January 1, 2012 to October 2, 2012. Mr. Khanna served as the Chief Operating Officer of DryShips, Inc. from March 2009 to October 2, 2012. Prior to joining DryShips, he served in C-Suite roles at Excel Maritime Carriers Ltd and Alba Maritime Services S.A. He has also served as Vice President of Strategic Development at Teekay Corporation, from 2001 to 2007. Prior to this, he served as a Senior Analyst at SSY Shipbrokers and worked on cargo ships as a deck officer. Mr. Khanna graduated from Blackpool and the Fylde College, Fleetwood Nautical Campus and also received a postgraduate diploma in International Trade and Transport from London Metropolitan University.

John Liveris has served as a director of the Company since February 2014. He is an international consultant in the energy and technology industries. During the years 2007 to 2011, Professor Liveris served as Chairman of the board of directors of OceanFreight Inc., which was a shipping company listed on the NASDAQ. Prior to his current activities and until 1999, Professor Liveris was the Group Senior Advisor at Intracom, the leading Greek telecommunications and electronics manufacturer. Professor Liveris studied mechanical engineering at Tufts University in Boston, Massachussetts, and completed his graduate and doctoral studies in engineering management at the George Washington University in Washington, DC.

Iraklis Sbarounis was appointed as our Chief Financial Officer effective January 1, 2018 and has also served as Secretary of the Company from February 3, 2017 and a director from November 2017. Mr. Sbarounis has also served as Vice President of Business Development of the Company from December 2016 until December 2017. Prior to that he held the position of Business Development Director. Prior to joining Ocean Rig, Mr. Sbarounis held various positions with shipping entities that may be deemed to be beneficially owned by Mr. George Economou, dealing with commercial, investment, and corporate finance matters, on the shipping and offshore sectors. He started his career in investment banking with BNP Paribas. Mr Sbarounis holds a B.S. degree in Management Science from the Massachusetts Institute of Technology (MIT) and a M.Sc. degree in Finance and Economics from the London School of Economics and Political Science (LSE).

John Simon was appointed director in November 2017. Mr. Simon is a senior oil and gas industry executive with over 40 years of experience across a broad spectrum of onshore and offshore E&P positions.  He currently serves on the board and is the chair of the risk committee of Nine Point Energy, where he started in March 2017. Mr. Simon was previously Chief Executive Officer at Bennu Oil and Gas from July 2013 to November 2016.  While at Bennu, Mr. Simon supervised the company's capital raising and acquisition of assets out of the ATP Oil & Gas bankruptcy in 2013, developed forward business strategy and plans, and led Bennu through its bankruptcy filing through proactive engagement with financial and legal advisors in response to the dramatic decline in oil prices. John also served in several roles at Hess from June 1989 to April 2013, most recently as the SVP of Global E&P Services.  He led an aggressive Bakken activity ramp-up and acquisition strategy and worked as the project executive over significant Hess projects, including the $1.8bn Okume Complex development in Equatorial Guinea and over Hess' first deepwater Gulf of Mexico developments. Mr. Simon began his career at Tenneco Oil in 1977, where he served as an engineer in a variety of technical, geographical and supervisory assignments which developed fundamental technical, leadership, and business acumen. Mr. Simon holds a Bachelor of Science degree in mechanical engineering summa cum laude from Texas A&M University-Kingsville.

Karl Blanchard was appointed as a director in November 2017. Mr. Blanchard is the Executive Vice President and Chief Operating Officer of Weatherford.  He assumed this position in August 2017. In his role at Weatherford, Karl utilizes his depth of experience to oversee all region and product line operations, QHSSE, sales, engineering, R&D, and supply chain. Mr. Blanchard brings with him a career of significant achievement and valuable insight gained from more than 35 years in the oil and gas service industry. He served as Chief Operating Officer for Seventy Seven Energy where he was responsible for the drilling, hydraulic fracturing, and rental tool business units, as well as key support functions.  As part of Seventy Seven's leadership team, he successfully transitioned the company into a stand-alone publically traded company, executed cost management initiatives, and implemented a structured process focused on developing in-house leadership talent.  These accomplishments resulted in Seventy Seven's successful merger with Patterson-UTI, creating the second largest land driller and top five pressure pumping company in the United States. Prior to Seventy Seven Energy, Mr. Blanchard spent more than 30 years at Halliburton throughout which he was responsible for a significant portion of the company's flagship product service lines, including serving as Vice President, Production Enhancement, the number one provider of hydraulic fracturing services globally; Vice President, Cementing, the number one provider of cementing services in the industry; and Vice President, Testing and Subsea which was successfully established as a strategic product line within the Halliburton portfolio.  He also served as Country Vice President of Halliburton Indonesia. Mr. Blanchard has a Bachelor of Science degree in engineering from Texas A&M University and is a member of the Society of Petroleum Engineers.

Jim Devine was appointed as a director in November 2017. Mr. Devine serves and has served on various boards in the UK, Europe, Australia the USA.  He is currently involved with several companies in the investment management, commodities and information technology sectors. Previous board roles have included director and chairman of Horizon Offshore, Inc., a publicly quoted US offshore construction group, from 1999 to 2003, director and executive chairman of Grant Geophysical Inc., a US based geotechnical company with worldwide operations from 2000 until its sale to Geokinetics Inc in 2006, and various other non-executive and executive directorships representing private equity interests in several sectors. A lawyer by training, Mr. Devine has previously been a commercial consultant to the oil and gas industry specializing in offshore construction, drilling, shipbuilding and project financing. In this capacity he has been heavily involved in numerous very large drill rig, FPSO, FSO, pipeline and turnkey field development projects in the US, Brazil, Korea, Australia and the North Sea from deal structure through financing to construction execution and delivery. Prior to that he served as Corporate Vice President and General Counsel of Colflexip Stena Offshore Group, S.A. in Paris from 1994 to 1996, as Group Legal Director and board member of Stena Offshore limited in Aberdeen from 1990 to 1994 and as an in-house legal Counsel for Halliburton Inc from 1985 to 1990 also in Aberdeen.

David Cusiter was appointed as Chief Operations Officer of the Company effective November 25, 2017. Mr. Cusiter has been in the offshore industry for 28 years. He joined Ocean Rig in 1996 as Chief Engineer and took over the positions of Technical Section Leader, Technical Superintendent, Project Manager, Project & Engineering Manager, Technical Manager, VP Technical, VP Engineering & Projects, VP New Buildings & Special Projects. Mr. Cusiter holds a Higher National Diploma (HND) in Marine Engineering (Glasgow Nautical College).

B.          Compensation
The aggregate compensation paid by us to the members of our senior management and directors was $1.4 million for the year ended December 31, 2017. The aggregate compensation paid by us to the members of our senior management was $3.5 million for the year ended December 31, 2016.  The aggregate compensation paid by us to the members of our senior management was $3.7 million for the year ended December 31, 2015. We do not maintain a medical, dental, or retirement plan for our directors. Members of our senior management who also serve as directors do not receive additional compensation for their services as directors.
Our board of directors had adopted an equity incentive plan, pursuant to which officers, directors and employees of the Company, our subsidiaries and our affiliates and consultants and service providers to the Company, our subsidiaries and our affiliates are eligible to receive awards under the plan. The Equity Incentive Plan was terminated in connection with the Company financial restructuring which was completed in September of 2017. See "—E. Share Ownership—2012 Equity Incentive Plan" below.
C.          Board Practices
Our board of directors consists of the seven directors named above, of which four directors, including the Chairman of the Board, were appointed by our Chairman, Mr. George Economou, and three directors, or the Lender Directors, were appointed by certain Scheme Creditors, or the Lender Appointing Persons.
There are no service contracts between us or any of our subsidiaries and any of our directors providing for benefits upon termination of their employment or service.
Our board of directors has determined four of our directors to be independent under Rule 10A-3 of the Exchange Act and the rules of the NASDAQ Stock Market: Messrs. Liveris, Blanchard, Devine and Simon. Under the NASDAQ corporate governance rules, a director is not considered independent unless our board of directors affirmatively determines that the director has no direct or indirect material relationship with us or our affiliates that could reasonably be expected to interfere with the exercise of such director's independent judgment. In making this determination, our board of directors broadly considers all facts and circumstances it deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.
We have established an audit committee, a compensation, nominating and corporate governance committee and a risk management committee of our Board of Directors.
Our audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal accounting controls. Messrs. Liveris, Mr. Blanchard and Simon serve as members of the audit committee. Mr. Liveris serves as Chairman of the audit committee. The board of directors has determined that Mr. Liveris qualifies as an "audit committee financial expert" as defined in Item 407 of Regulation S-K promulgated by the SEC and Form 20-F.
Our compensation, nominating and corporate governance committee is responsible for establishing directors and executive officers' compensation and benefits, reviewing and making recommendations to the board of directors regarding our compensation policies and for recommending to the board of directors nominees for director and directors for appointment to committees of the board of directors. Shareholders may also nominate directors in accordance with procedures set forth in our second amended and memorandum and articles of association. Mr. Economou, Mr. Kandylidis, Mr. Blanchard and Mr. Devine serve as members of the nominating and corporate governance committee. Mr. Economou serves as Chairman of the compensation, nominating and corporate governance committee.
Our risk management committee is responsible for assisting the Board of Directors in fulfilling its responsibilities to provide global oversight and support of the implementation and effectiveness of the Company's health, safety, environmental and sustainable development risk-management procedures, policies, programs and initiatives and to ensure compliance with anti-bribery and anti-corruption laws.  Mr. Kandylidis, Mr. Sbarounis, Mr. Devine and Mr. Simon serve as members of the risk management committee.  Mr. Kandylidis serves as Chairman of the risk management committee.

D.          Employees
As of December 31, 2017, 2016, and 2015, the total number of employees employed by Ocean Rig UDW and its subsidiaries was approximately 1,160, 1,367, and 2,274, respectively.
We did not experience any material work stoppages due to labor disagreements during 2017, 2016, and 2015.
Consultancy Agreements
Effective January 1, 2013, the Company entered through one of its' wholly owned subsidiaries into a consultancy agreement with Azara Services S.A. ("Azara"), a Marshall Islands entity beneficially owned by the Company's Chairman, Mr. George Economou, for the  provision of the services of the Company's Chief Executive Officer. With effect as of December 31, 2016, the Company terminated the agreement with Azara at no cost.
Effective June 1, 2012, the Company entered through one of its' wholly owned subsidiaries into a consultancy agreement with Basset Holdings Inc. ("Basset"), a Marshall Islands company that may be deemed to be beneficially owned by the Company's Executive Vice Chairman, Mr. Anthony Kandylidis, for the provision of his services to the Company. With effect as of December 31, 2016, the Company terminated the agreement with Basset at no cost.
E.          Share Ownership
With respect to the total amount of common shares owned by our officers and directors, individually and as a group, see "Item 7. Major Stockholders and Related Party Transactions—A. Major Shareholders."
2012 Equity Incentive Plan
On March 21, 2012, our board of directors had adopted the Ocean Rig UDW Inc. 2012 Equity Incentive Plan, or the plan. Under the plan, officers, directors and employees of, and consultants and service providers to, us, our subsidiaries and our affiliates are eligible to participate. The plan provided for the award of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units, dividend equivalents, unrestricted stock, and other stock or cash-based awards. The 2012 Equity Incentive Plan was terminated in connection with the Company financial restructuring which was completed in September of 2017.
Awards
During 2015 and 2016, under the then 2012 Equity Incentive Plan an aggregate of 20 shares (186,702 before the 1-for-9,200 reverse stock split) of non-vested common shares were granted to employees of Ocean Rig.
On May 17, 2016, the Company's Compensation Committee approved the discontinuance of the granting of stock awards to the employees of the Company. Following the approval, all the Company's restricted stock awards, apart from those awarded to Azara, were cancelled.
On November 14, 2017, the Company's Board of Directors approved the grant of 4,000 shares of Company's common shares to each of the three new lenders directors of the Board. The shares vested immediately and were recognized to expenses based on the fair value on the grant date, being $25.56 per share.
Item 7.          Major Shareholders and Related Party Transactions
A.          Major Shareholders
The following table sets forth the beneficial ownership of our common shares, as of March 12, 2018, held by:
●	each person or entity that we know beneficially owns 5% or more of our common shares;
●	each of our executive officers and directors; and
●	all our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days as of March 12, 2018, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held. The table below has been prepared, in part, based upon information available to us or furnished to us by the selling shareholders as of March 12, 2018.
Name	Number of shares owned	Percent of Class (1)
5% Shareholders:
Certain funds managed by Avenue Capital Group(2)	6,954,132	7.6%
BlueMountain Capital Management, LLC(3)	9,846,060	10.8%
Elliott Funds(4)	18,494,587	20.2%
Canyon Capital Advisors LLC(5)	7,073,321	7.7%
Pacific Investment Management Company LLC(6)	4,992,068	5.5%
Certain funds managed by Oz Management LP(7)	4,708,910	5.1%

Total	52,069,078	56.9%

Directors and Executive Officers(8)
George Economou(9)	8,525,596	9.3%
John Simon (10)	4,000	*
Karl Blanchard (11)	4,000	*
Jim Devine (12)	4,000	*
Anthony Kandylidis(13)	182	*
Executive Officers and Directors as a Group (5 persons)	8,537,778	9.3%

*  Less than 1.0% of our total outstanding common shares.

(1)	Based on 91,567,982 common shares outstanding as of March 12, 2018, which includes 90,911,849 Class A common shares and 656,133 class B common shares both classes of which have voting rights.
(2)
Avenue Capital Management II, L.P. is the investment manager of each of Avenue Energy Opportunities Fund, L.P., Avenue PPF Opportunities Fund, L.P., Avenue Special Opportunities Fund II, L.P. and Avenue Investments, L.P. and may be deemed to have voting and dispositive power over the shares owned by such entities. Avenue Energy Opportunities Partners LLC is the general partner of Avenue Energy Opportunities Fund, L.P. Avenue PPF Opportunities Fund GenPar, LLC is the general partner of Avenue PPF Opportunities Fund, L.P. Avenue SO Capital Partners II, LLC is the general partner of Avenue Special Opportunities Fund II, L.P. Avenue Partners, LLC is the general partner of Avenue Investments, L.P.  Avenue Europe International Management, L.P. is the investment manager of each of Avenue ASRS Europe Opportunities Fund, L.P., Avenue Europe Opportunities Master Fund, L.P., Avenue Europe Special Situations Fund III (Euro), L.P., and Avenue Europe Special Situations Fund III (U.S.), L.P. and may be deemed to have voting and dispositive power over the shares owned by such entities.  Avenue Europe Opportunities Master Fund, L.P. owns its interest through GL Europe Luxembourg S.a.r.l.   Avenue Europe Special Situations Fund III (Euro), L.P. owns its interest through GL Europe Luxembourg III (Euro) Investments S.a.r.l.  Avenue Europe Special Situations Fund III (US), L.P. owns its interest through GL Europe Luxembourg III (US) Investments S.a.r.l. Avenue ASRS Europe Opportunities Fund, L.P. owns its interest through GL Europe ASRS Investments S.a.r.l.  Avenue-ASRS Europe Opportunities Fund GenPar, LLC is the general partner of Avenue ASRS Europe Opportunities Fund, L.P. Avenue Europe Opportunities Fund GenPar, LLC is the general partner of Avenue Europe Opportunities Master Fund, L.P. Avenue Europe Capital Partners III, LLC is the general partner of Avenue Europe Special Situations Fund III (Euro), L.P. and Avenue Europe Special Situations Fund III (U.S.), L.P. The mailing address of each of the entities identified in this paragraph is c/o Avenue Capital Group, 399 Park Avenue, 6th floor, New York, NY 10022.

(3)
BlueMountain Capital Management, LLC is the investment manager of each of Blue Mountain Credit Alternatives Master Fund L.P., BlueMountain Foinaven Master Fund L.P., BlueMountain Guadalupe Peak Fund L.P., BlueMountain Logan Opportunities Master Fund L.P., BlueMountain Montenvers Master Fund SCA SICAV-SIF, BlueMountain Summit Trading L.P., BlueMountain Fursan Fund L.P., BlueMountain Kicking Horse Fund L.P. and BlueMountain Timberline Ltd. and may be deemed to have shared voting power and/or shared investment power with respect to the securities described herein. The executive partners of BlueMountain Capital Management, LLC, which are Andrew Feldstein, Stephen Siderow and Michael Liberman, may also be deemed to have shared voting power and/or shared investment power over the securities described herein. Each of the foregoing entities and persons disclaims beneficial ownership of the securities described herein other than each BlueMountain fund to the extent of its direct holdings. The mailing address of each of the entities and persons identified in this paragraph is c/o BlueMountain Capital Management, LLC, 280 Park Ave., 12th Floor, New York, New York 10017. As reported on Schedule 13D/A filed with the SEC on October 16, 2017.

(4)
"Elliott Funds" shall be collectively Elliott International, L.P., which owns 12,124,085 shares, Elliott Associates, L.P., which owns 1,900,728 shares, Greenwich (Japan) Limited, which owns 452,244 shares, Gateshead (Japan) LLC, which owns 212,826 shares, and The Liverpool Limited Partnership, which owns 3,804,704 shares. Elliott Advisors GP LLC, Elliott Capital Advisors, L.P., and Elliott Special GP, LLC, are the general partners of Elliott Associates, L.P. Each has the power to vote and dispose of the shares owned by Elliott Associates, L.P. and are each regulated by the U.S. Securities and Exchange Commission as an investment advisor.  Hambledon, Inc., the sole general partner of Elliott International, L.P., and Elliott International Capital Advisors Inc., the sole investment manager of Elliott International, L.P., each has the power to vote and dispose of the shares owned by Elliott International, L.P. and are each regulated by the U.S. Securities and Exchange Commission as an investment advisor.  Elliott Associates, L.P. is the sole member and managing member of Gateshead (Japan) LLC. Elliott Associates, L.P. is also the sole limited partner of The Liverpool Limited Partnership and is the sole shareholder of Liverpool Associates, Ltd., which is the sole general partner of The Liverpool Limited Partnership. The registered address of Elliott Associates, L.P., and Gateshead (Japan) LLC is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, United States.  The registered address of The Liverpool Limited Partnership is c/o Appleby Services (Bermuda) Ltd., Canon's Court, 22 Victoria Street, Hamilton, HM 12 Bermuda. Elliott International, L.P. is the sole shareholder of Greenwich (Japan) Limited. The registered address of Elliott International, L.P. and Greenwich (Japan) Limited is c/o Maples & Calder, PO Box 309, Ugland House, South Church Street, George Town, Cayman Islands. As reported on Schedule 13D/A filed with the SEC on October 16, 2017.

(5)	As reported on Schedule 13G filed with the SEC on February 14, 2018.
(6)	As reported on Schedule 13G filed with the SEC on February 15, 2018.
(7)	As reported on Schedule 13G filed with the SEC on February 16, 2018.
(8)
Unless otherwise indicated, the business address of each beneficial owner identified is c/o Ocean Rig Cayman Management Services SEZC Limited, Po Box 309, Ugland House, South Church Street George Town, Grand Cayman, KYI -1104 Cayman Islands.

(9)
George Economou, our Chairman, may be deemed to beneficially own 8,524,793 of these shares through Prime Cap Shipping Inc., a Cayman Islands corporation that may be deemed to be beneficially owned by Mr. Economou. Mr. Economou may be deemed to beneficially own 704 of these shares through Sphinx Investment Corp., a Marshall Islands corporation that may be deemed to be beneficially owned by Mr. Economou. Mr. Economou may be deemed to beneficially own 65 of these shares through Azara Services S.A., a Marshall Islands corporation that may be deemed to be beneficially owned by Mr. Economou. Mr. Economou may be deemed to beneficially own 8 of these shares through Elios Investments Inc., a wholly owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, or the Foundation, the beneficiaries of which are Mr. Economou and members of Mr. Economou's family. Mr. Economou may be deemed to beneficially own 15 of these shares through Entrepreneurial Spirit Holdings Inc., a Liberian corporation that is wholly owned by the Foundation. Mr. Economou may be deemed to beneficially own 11 of these shares through Fabiana Services S.A., a Marshall Islands corporation, of which Mr. Economou may be deemed to beneficially own.  Upon issuance of the Class B common shares (as described elsewhere in this annual report), the 8,524,793 common shares held by Prime Cap would represent 9.31% of the post-Restructuring equity of the Company.

(10)	In connection with his service on the Company's board of directors, Mr. Simon was issued 4,000 Class A Common Shares of the Company on December 29, 2017.

(11)	In connection with his service on the Company's board of directors, Mr. Blanchard was issued 4,000 Class A Common Shares of the Company on December 29, 2017.

(12)	In connection with his service on the Company's board of directors, Mr. Devine was issued 4,000 Class A Common Shares of the Company on December 29, 2017.
(13)
Anthony Kandylidis, our Executive Vice Chairman may be deemed to beneficially own 170 of these shares through Steel Wheel Investments Limited, a Marshall Islands corporation that may be deemed to be beneficially owned by Mr. Kandylidis. Mr. Kandylidis, may be deemed to beneficially own 12 of these shares through Basset Holdings Inc., a Marshall Islands corporation that may be deemed to be beneficially owned by Mr. Kandylidis.

B.          Related Party Transactions
All related party transactions are subject to the review and approval of the independent members of our board of directors.
Related Party Agreements
Effective January 1, 2013, Ocean Rig Management Inc., or Ocean Rig Management, our wholly-owned subsidiary, entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling") a company that may be deemed to be beneficially owned by our Chairman, Mr. George Economou, pursuant to which Ocean Rig Management engaged Cardiff  Drilling to act as consultant on matters of chartering and sale and purchase transactions for our offshore drilling units. Costs from the Global Services Agreement were expensed in the consolidated statement of operations or capitalized as a component of "Advances for drilling units under construction and related costs" being a directly attributable cost to the construction, as applicable.  As of March 31, 2016, the Company terminated the agreement with Cardiff Drilling, at no cost.
Consultancy Agreement
Under the consultancy agreement effective from January 1, 2013, between Ocean Rig Management and Vivid Finance Limited ("Vivid"), a company that may be deemed to be beneficially owned by our Chairman, Mr. George Economou, pursuant to which Vivid acted as a consultant on financing matters for Ocean Rig and its subsidiaries. Vivid provided financing-related services. As of March 31, 2016, the Company terminated the agreement with Vivid, at no cost.
$120.0 million unsecured facility to DryShips
On November 18, 2014, we entered into a $120.0 million unsecured facility with our former parent company, DryShips. The loan from us to DryShips bore interest at a LIBOR plus margin rate and was due in May 2016. On June 4, 2015, we signed an amendment under the $120.0 million Exchangeable Promissory Note to, among other things, partially exchange $40.0 million of the loan for 483 (4,444,444 shares before the 1-for-9,200 reverse stock split) of our shares owned by DryShips, amend the interest of the loan and pledged 2,234 (20,555,556 shares before the 1-for-9,200 reverse stock split) shares of our stock, owned by DryShips. On August 13, 2015, we reached an agreement with DryShips and exchanged the remaining outstanding balance of $80.0 million owed to us under the $120.0 million Exchangeable Promissory Note, for 1,932 (17,777,778 shares before the 1-for-9,200 reverse stock split) shares owned by DryShips.
Management Services Agreement
On March 31, 2016 and effective from January 1, 2016 and up to September 22, 2017, we signed a management services agreement with TMS Offshore Services, a company that may be deemed to be beneficially owned by the Company's Chairman, Mr. George Economou, to provide certain management services related to the Company's drilling units including but not limited to commercial, financing, legal and insurance services. Under the terms of this agreement, in January 2017 and effective from January 1, 2017, the Company and TMS agreed to make certain amendments and expand the scope of the agreement. For the year ended December 31, 2017, total charges from TMS under this agreement amounted to $45.5 million.

The Management Services Agreement with TMS was amended and restated in its entirety in connection with the completion of our Restructuring, effective September 22, 2017. As part of the Restructuring, Ocean Rig UDW and each of its vessel-owning subsidiaries entered into a new Management Services Agreement with TMS (the "New Management Services Agreement"), a company that may be deemed to be beneficially owned by our Chairman of the Board, Mr. George Economou, pursuant to which TMS provides certain management services related to our drilling units, including but not limited to commercial, financing, legal and insurance services. In consideration for these services, under the New Management Services Agreement we have agreed to pay TMS an annual fee of $15.5 million (not including reimbursement for certain expenses incurred in connection with their performance of services as manager) plus up to an additional $10 million based on the satisfaction of certain metrics. We will also pay a 1.0% commercial fee on all earnings under any existing drilling contract and any drilling contract entered into after the commencement of the Management Services Agreement.
In addition, pursuant to the New Management Services Agreement, 8,524,793 common shares were issued to Prime Cap Shipping Inc., or Prime Cap, a company that may be deemed to be beneficially owned by Mr. Economou, which shares are subject to vesting over four years and represent 9.3% of the post-Restructuring equity of the Company.
We may terminate the New Management Services Agreement at any time, subject to our payment of a termination fee of the greater of (i) $150 million, which amount shall be reduced ratably on a daily basis over the term of the Management Services Agreement or (ii) $30 million (the "Convenience Termination Fee"). We may also terminate the New Management Services Agreement for "cause" upon five business days' notice to TMS, subject to certain conditions, including our payment to an escrow account of the lesser of (i)  $50 million or (ii) the Convenience Termination Fee, due and owing at the time, such funds to be released in accordance with the decision of an appointed arbitrator. The Management Services Agreement may also be terminated by TMS if we default under the Management Services Agreement and such default is not cured within ninety (90) days of written notice of such default.
Employment Agreements
See "Item 6. Directors, Senior Management and Employees—D. Employees—Consultancy Agreements."
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

HPOR Servicos De Consultaria Ltda ("HPOR") on September 1, 2016, commenced arbitration proceedings against, amongst others, the Company seeking payment of certain commissions that HPOR is alleging were due by, amongst others, the Company for certain agency and marketing services provided for the Ocean Rig Mykonos and the Ocean Rig Corcovado drilling units. The Company is disputing such allegations and has counterclaimed repayment of the commission already paid to HPOR. On March 7, 2018, the Tribunal issued awards in each of the references disallowing HPOR's claims and allowing the counterclaims brought by us, which we are currently evaluating.

On March 7, 2016, two of the Company's subsidiaries commenced arbitration proceedings against Total E&P Angola for the termination of the contract with the drilling unit Ocean Rig Olympia. Subsequently, the parties reached a commercial agreement to amicably settle this matter and a Settlement Agreement dated December 29, 2017, was entered into among the parties.

On December 22, 2016, Mayze Services Limited ("Mayze") issued a claim before the English High Court of Justice against the Company and others seeking payment of GBP 5,230,074 in respect of fees allegedly owed in connection with marketing services provided by Mayze to the Company. As of December 31, 2017, a provision of $4.0 million has been recorded under "Legal settlements and other, net", in the accompanying consolidated statement of operations.

On August 31, 2017, a complaint was filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-198) by certain of the Company's creditors against, among others, two subsidiaries of the Company, two of the Company's executive officers up to December 31, 2017– which currently are directors, the Company's manager TMS Offshore Services Ltd. and other parties. The plaintiffs purport to allege nine causes of action, including claims for avoidance and recovery of actual and/or constructive fraudulent conveyances under common law or 6 Del. Code §§ 1304(A)(1), 1305, 1307, and 1308; aiding and abetting fraudulent conveyances; and declaratory judgment under 30 MIRC § 202. All defendants moved to dismiss the case on October 31, 2017, and that motion has been briefed. In a scheduling conference held on February 14, 2018 in the Marshall Islands, the court scheduled oral argument to proceed on June 6, 2018. We are not in a position at this time to express an opinion as to the ultimate outcome of this matter, or to provide an estimate on the amount or range of any potential loss.

On September 22, 2017, the Restructuring Effective Date, a shareholder filed an appeal of certain orders of the bankruptcy court to the United States District Court for the Southern District of New York.

On the Restructuring Effective Date, we funded a preserved claims trust, or PCT.  The PCT was established to preserve, for the benefit of Scheme Creditors, any causes of action held by the Company, Agon Shipping Inc. and/or Ocean Rig Investments Inc. arising from the facts and circumstances identified in the draft complaint prepared by certain of the Company's creditors referenced above.  If the trustees under the PCT determine that there is merit to any such claims, the trustees may take legal action for the benefit of all of the scheme creditors in the Restructuring.

Except for the matters discussed above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

Dividend Policy
On May 20, 2014, we paid our first dividend, which was for the first quarter of 2014, of $0.19 per common share, to Shareholders of record as of May 20, 2014. On August 8, 2014, we paid a quarterly cash dividend with respect to the quarter ended June 30, 2014 of $0.19 per common share to shareholders of record as of August 1, 2014. On November 10, 2014, we paid a quarterly cash dividend with respect to the quarter ended September 30, 2014, of $0.19 per common share to shareholders of record as of October 31, 2014. On March 23, 2015, we paid a quarterly cash dividend with respect to the quarter ended December 31, 2014, of $0.19 per common share to shareholders of record as of March 10, 2015. On June 2, 2015, we paid a quarterly cash dividend with respect to the quarter ended March 31, 2015, of $0.19 per common share to shareholders of record as of May 22, 2015. On July 30, 2015, our Board of Directors decided to suspend the company's quarterly dividend.
Because we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing their earnings and cash flow to us. In addition, under certain of our debt agreements, our ability to pay dividends to our shareholders is restricted.

Any future dividends declared will be at the discretion of our board of directors and will depend upon our financial condition, earnings and other factors, including the covenants contained in our debt agreements. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Debt Agreements—Existing Debt Agreements." Our ability to pay dividends is also subject to Cayman Islands law. Dividends may be paid out of profits. "Profits" is not defined under the Companies Law (2016 Revision) of the Cayman Islands, but may include income and realized and unrealized gains. The share premium account may be used to fund a bonus issue and a cash dividend, subject to the Company being able to pay its debts as they fall due in the ordinary course of business immediately following the date of the dividend and if the articles of association so permit
We believe that, under current U.S. law, any future dividend payments from our then current and accumulated earnings and profits, as determined under U.S. federal income tax principles, would constitute "qualified dividend income" and, as a consequence, non-corporate U.S. shareholders would generally be subject to the same preferential U.S. federal income tax rates applicable to long-term capital gains with respect to such dividend payments. Distributions in excess of our earnings and profits, as so calculated, will be treated first as a non-taxable return of capital to the extent of a U.S. stockholder's tax basis in its shares of common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see "Item 10. Additional Information—E. Taxation" for additional information relating to the tax treatment of our dividend payments.
During the year ended December 31, 2016 and December 31, 2017, no dividends were paid.
B.          Significant Changes
See note 18 of "Item 18. Financial Statements"
Item 9.          The Offer and Listing
Since October 6, 2011, the primary trading market for our common shares has been the NASDAQ Global Select Market, on which our shares are listed under the symbol "ORIG." On September 19, 2011 our common shares began "when issued" trading and on October 6, 2011 commenced "regular way" trading on the NASDAQ Global Select Market. The secondary trading market for our common stock is the Norwegian OTC Market, on which our common shares have been trading since the pricing the private offering on December 15, 2010. Currently our shares that trade on Nasdaq are classified as Class A Common Shares. Our Class B Common Shares are not publicly traded.
The table below sets forth the high and low prices of our common shares for each of the periods indicated, as reported by the NASDAQ Global Select Market and the Norwegian OTC Market. The quoted prices from the Norwegian OTC Market reflect intermittent transactions that were privately negotiated. Accordingly, the quoted prices are not necessarily indicative of the share prices that would have been obtained had there been a more active market for our common shares. The trading prices for our common shares on the Norwegian OTC Market are quoted in Norwegian kroner.
For the Year Ended (3)	Low (NASDAQ)	High (NASDAQ)	Low(1) (OTC)	High(1) (OTC)
December 31, 2013	$123,740	192,924	819,076	1,140,800
December 31, 2014	76,360	183,724	1,140,800	1,140,800
December 31, 2015	12,696	87,584	(2)	(2)
December 31, 2016	6,072	31,096	(2)	(2)
December 31, 2017	20.22	17,479.94	(2)	(2)

For the Quarter Ended
March 31, 2016	6,072.00	15,548.00	(2)	(2)
June 30, 2016	6,900.00	31,096.00	(2)	(2)
September 30, 2016	6,164.00	25,852.00	(2)	(2)
December 31, 2016	7,452.00	26,588.00	(2)	(2)
March 31, 2017	1,563.99	17,479.94	(2)	(2)
June 30, 2017	1,472.00	3,219.99	(2)	(2)
September 30, 2017	20.22	2,391.99	(2)	(2)
December 31, 2017	22.02	29.18	(2)	(2)

For the Month Ended
August 2017	1,104.00	2,207.99	(2)	(2)
September 2017	20.22	1,839.99	(2)	(2)
October 2017	22.02	27.48	(2)	(2)
November 2017	23.08	29.18	(2)	(2)
December 2017	23.28	26.91	(2)	(2)
January 2018	26.36	29.17	(2)	(2)
February 2018	23.46	28.50	(2)	(2)
March 2018 (through March 12, 2018)	24.27	27.03	(2)	(2)

_______________
(1)	As reported in Norwegian Kroner. As of March 12, 2018, the U.S. Dollar/Norwegian Kroner exchange rate was $1.00/NOK 7.80.
(2)	There were no trades during this period.
(3)	All share prices have been adjusted to account for the 1-for-9,200 reverse stock split on September 21, 2017.

Item 10.          Additional Information
A.          Share capital
Not applicable.
B.          Memorandum and Articles of Association
Our second amended and restated memorandum and articles of association which were adopted on November 3, 2017 and which are filed as Exhibit 1.1 hereto, are hereby incorporated by reference in this annual report.
Description of Share Capital
Unless otherwise indicated, the following description of our share capital, certain provisions of our Second Amended and Restated Memorandum and Articles of Association and certain provisions of Cayman Islands law are summaries.
For purposes of the description of our share capital below, references to "us," "we" and "our" refer only to Ocean Rig UDW Inc. and not any of our subsidiaries.
We are incorporated as an exempted company with limited liability under Cayman Islands law and our affairs are governed by the provisions of our Second Amended and Restated Memorandum and Articles of Association, as may be further amended and restated from time to time, and by the provisions of the Companies Law (2016 Revision) of the Cayman Islands, or the Companies Law. In this section, unless otherwise defined capitalized terms shall have the meaning prescribed in the Second Amended and Restated Memorandum and Articles of Association.
Purpose
As provided in our Second Amended and Restated Memorandum and Articles of Association, subject to the Companies Law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
Authorized Capitalization
Pursuant to our Second Amended and Restated Memorandum and Articles of Association, our authorized share capital is (i) one billion eight hundred million (1,800,000,000) common shares, consisting of one billion five hundred million (1,500,000,000) Class A common shares of a par value of $0.01 each, and three hundred million (300,000,000) Class B common shares of a par value of $0.01 each, and (ii) one hundred million (100,000,000) preferred shares of par value $0.01 each. As of the date of this annual report, 90,911,849 Class A and 656,133 Class B common shares were issued and outstanding and nil common shares were held in our treasury. No preferred shares were issued and outstanding.
History of Share Capital
We were formed under the laws of the Republic of the Marshall Islands on December 10, 2007, under the name Primelead Shareholders Inc. and as a wholly-owned subsidiary of DryShips.
On June 8, 2015, we completed the issuance of 3,106 (28,571,428 shares before the 1-for-9,200 reverse stock split) common shares in a public offering amount to net proceeds to us of $194.0 million, net of issuance costs.
On April 14, 2016, we effected the redomiciliation of our company from the Republic of the Marshall Islands to the Cayman Islands.
At our annual meeting of shareholders held on April 24, 2017, our shareholders (i) approved an increase in our authorized share capital of one billion (1,000,000,000) common shares of a par value of $0.01 each and five hundred million (500,000,000) preferred shares of a par value of $0.01 each to one trillion (1,000,000,000,000) common shares of a par value of $0.01 each and five hundred million (500,000,000) preferred shares of a par value of $0.01 each, and (ii) authorized the board of directors to effect one or more reverse stock splits of our issued common shares at a ratio of not less than one-for two and not more than one-for-100,000, with the exact ratio to be set at a whole number within this range to be determined by the board, or any duly constituted committee thereof, at any time after approval by the shareholders, and authorized the board to implement any such reverse stock split at its discretion.

On September 21, 2017, 2,415 common shares (22,222,222 common shares before the 1-for-9,200 reverse stock split), held by us in treasury and the 6,096 common shares (56,079,533 common shares before the 1-for-9,200 reverse stock split), held by our wholly owned subsidiary, Ocean Rig Investments Inc., and treated as treasury shares were cancelled and retired.
On September 21, 2017, we effected a 1-for-9,200 reverse stock split of our common shares. Our common shares commenced trading on a split-adjusted basis on September 22, 2017. The reverse stock split reduced the number of our issued and outstanding common shares from approximately 82,586,851 to approximately 8,975 and affected all issued and outstanding common shares. The number of our authorized common shares and the par value and other terms of our common shares were not affected by the reverse stock split. No fractional shares were issued in connection with the reverse stock split. Shareholders who would have otherwise been entitled to receive a fractional share as a result of the reverse stock split received a cash payment in lieu thereof. The reverse stock split was completed in order to comply with NASDAQ's listing requirements and meet the minimum bid requirement for continued listing on NASDAQ.
On September 20, 2017, in connection with our Restructuring, we entered into Amendment No. 1 to our Amended and Restated Stockholder Rights Agreement by and between Ocean Rig UDW Inc. and American Stock Transfer & Trust Company, LLC, ("AST&T") (the "Rights Amendment"). The Rights Amendment had the effect of terminating the Amended and Restated Stockholder Rights Agreement, dated June 3, 2011, on the Restructuring Effective Date.
On September 22, 2017, in connection with the Restructuring and pursuant to the Schemes, we issued 82,126,810 common shares to Scheme Creditors as part of the consideration for their claims to our indebtedness. An additional 8,524,793 common shares were issued to Prime Cap, a company that may be deemed to be beneficially owned by the Company's Chairman, Mr. George Economou.
Upon the adoption of the Second Amended and Restated Memorandum and Articles of Association at the EGM on November 3, 2017, our authorized share capital was reclassified from one trillion (1,000,000,000,000) common shares of a par value of $0.01 each and five hundred million (500,000,000) preferred shares of a par value of $0.01 each to (i) one billion eight hundred million (1,800,000,000) common shares, consisting of one billion five hundred million (1,500,000,000) Class A common shares of a par value of $0.01 each, and three hundred million (300,000,000) Class B common shares of a par value of $0.01 each, and (ii) one hundred million (100,000,000) preferred shares of par value $0.01 each. Common shares outstanding prior to the adoption of the Second Amended and Restated Memorandum and Articles of Association will remain outstanding after such adoption and will be reclassified as Class A common shares on our register of members.
Upon the adoption of the Second Amended and Restated Memorandum and Articles of Association at the EGM held on November 3, 2017, we issued an aggregate of 895,404 Class B common shares to certain Scheme Creditors which elected to receive such shares in lieu of Class A common shares pursuant to the Schemes.  The number of Class A and Class B shares outstanding has since fluctuated due to conversions between the classes.
Description of Class A and Class B common shares
Under our Second Amended and Restated Memorandum and Articles of Association, the Class A common shares and Class B common shares have identical economic and voting rights. The Class B common shares are intended to be a security that is not a "margin security" as defined in Regulation T of the Board of Governors of the U.S. Federal Reserve System and, accordingly, the Class B common shares are not and will not be listed on any national securities exchange or any national market system. Except as provided by law or under our Second Amended and Restated Memorandum and Articles of Association, holders of Class A common shares and Class B common shares are entitled to one vote for each share held of record on all matters submitted to a vote or for the consent of the shareholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred shares, holders of our common shares will be entitled to receive ratably all dividends, if any, declared by the board of directors out of funds legally available for dividends in accordance with the Second Amended and Restated Memorandum and Articles of Association. The holders of our common shares will have such conversion, redemption or pre-emptive rights to any of our shares as provided in the Second Amended and Restated Memorandum and Articles of Association and as summarized below. The rights, preferences and privileges of holders of our common shares will be subject to the rights of the holders of any of our preferred shares, which we may issue in the future.
Conversion Rights
Subject to the terms and conditions of the Second Amended and Restated Memorandum and Articles of Association: (i) each Class A common share held by a Scheme Creditor shall upon notice to the Company within thirty-one (31) days after the adoption of the Second Amended and Restated Memorandum and Articles of Association, be convertible once into one fully paid and non-assessable Class B common share; and (ii) each Class B common share shall be convertible at any time or from time to time, at the option of the respective holder thereof into one fully paid and non-assessable Class A common share pursuant to the procedures outlined in the Second Amended and Restated Memorandum and Articles of Association.

Drag-Along Rights
Prior to the Termination Date (as defined below), if the Lender Shareholder Parties holding a majority of the then-outstanding shares held by all Lender Shareholder Parties (collectively, the "Drag-Along Sellers") propose to effect a transaction (or series of related transactions) approved by the Board of Directors pursuant to which one or more persons directly or indirectly acquire (whether by merger, consolidation or sale or transfer of shares or other equity interests): (a) all or substantially all of the outstanding shares; or (b) all or substantially all of the assets of the Company as determined on a consolidated basis (whether by share transfer, asset transfer or merger) (such transaction or series of related transactions, a "Drag-Along Sale"), the Drag-Along Sellers shall have the right to require each of the other shareholders of the Company to transfer their shares in such Drag-Along Sale in accordance with the Second Amended and Restated Memorandum and Articles of Association and require all other shareholders of the Company take related actions in order to facilitate such Drag-Along Sale.
Prior to the Termination Date, if TMS, the Company or any other Group Company, or any director or officer of any of the foregoing, has been approached by or otherwise receives an Acquisition Proposal from one or more potential purchasers or any of their respective representatives:
•
TMS and the Group Companies shall deliver such Acquisition Proposal (or, in the case of an Acquisition Proposal provided orally, a written summary thereof) to the Lender Directors, and all amendments, modifications and supplements thereto, in each case promptly, and in no event later than two business days, following its receipt thereof;

•
the Majority Lender Directors shall have the power and authority to direct the Company and the board to, as promptly as practicable, bring such Acquisition Proposal to a vote of the shareholders, without any recommendation to reject such proposal from the Company, the board or any other person unless approved by Majority Lender Directors; and

•
if such Acquisition Proposal is approved by the affirmative vote of holders of a majority of the then-outstanding shares, the Company shall use commercially reasonable efforts to pursue and consummate such Acquisition Proposal, such Acquisition Proposal shall constitute a "Drag-Along Sale" for purposes of the Second Amended and Restated Memorandum and Articles of Association, not less than two Lender Directors shall constitute the "Drag-Along Sellers" with respect to such Drag-Along Sale and such Drag-Along Sellers shall have the right to require each shareholder of the Company to transfer their shares in such Drag-Along Sale in accordance with the Second Amended and Restated Memorandum and Articles of Association.

Pre-emptive Rights
Prior to the earlier to occur of the Termination Date and the listing of the Class A common shares on a U.S. national securities exchange registered with the SEC, in the event that the Company proposes to sell or otherwise issue (a "Proposed Offering") shares, warrants, options, securities or instruments convertible into or exercisable or exchangeable for shares, and all other rights to acquire shares of the Company (the "Dilutive Securities"), other than in a Permitted Offering, each holder of at least 3% of the outstanding shares (as of the date of the Company Sale Notice) that is an Accredited Investor (as of such date and the date of the closing of the Proposed Offering) (each, a "Preemptive Rights Shareholder") shall have the right to acquire that number or amount of such Dilutive Securities as is determined in accordance with the Second Amended and Restated Memorandum and Articles of Association, at the same price and upon the same terms and conditions as such Dilutive Securities are being offered by the Company in the Proposed Offering. No Dilutive Securities shall be issued by the Company to any person unless the Company has first offered such securities to each Preemptive Rights Shareholder in the accordance with the Second Amended and Restated Memorandum and Articles of Association.
Governance Agreements
In connection with the Restructuring and pursuant to the Schemes, we entered into Governance Agreements with certain Scheme Creditors, including certain shareholders named in this annual report, providing for certain governance and shareholders' rights, including registration rights, voting agreement and indemnification agreement obligations as described below. The Governance Agreement will terminate on the Termination Date, provided that the exculpation and indemnification rights described below will survive any such termination and the registration rights will terminate as set forth below. The form of Governance Agreement is filed as an exhibit to this annual report and the description provided in this annual report is described in its entirety by the Governance Agreement.

Registration Rights
Certain holders of our common shares which, together with their respective affiliates, hold 10% or more of our outstanding common shares (each, an "Eligible Holder") are entitled to certain customary demand and piggyback registration rights with respect to such shares under the Securities Act. These shares are collectively referred to herein as Registrable Securities.
These registration rights are subject to certain conditions and limitations, including our right to delay or withdraw a registration statement under certain circumstances. Under the demand registration rights, each Eligible Holder has the right to demand that we file a registration statement under the Securities Act covering any or all of such holder's registrable securities then outstanding, and further have the right to demand that we effectuate the distribution of any or all of such holder's registrable securities by means of an underwritten offering pursuant to an effective registration statement, subject to certain limitations. The holders' piggyback registration rights provide that, if at any time we propose to register any securities for public sale, the Eligible Holders will each be entitled to notice of the registration and will have the right to include their registrable securities in the registration statement.
We will generally pay all expenses relating to any demand or piggyback registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.
The registration rights are subject to customary indemnification and contribution provisions, as well as customary restrictions such as blackout periods and, if an underwritten offering is contemplated, limitations on the number of shares to be included in the underwritten offering that may be imposed by the managing underwriter.
These registration rights will terminate with respect to any particular Eligible Holder when such Eligible Holder ceases to beneficially own any registrable securities.
Voting Agreement
As a condition of the Restructuring, the Lender Shareholder Parties agreed to vote all of their shares against any resolution or matter that is presented for a vote at any annual or extraordinary meeting of shareholders, or by written consent in lieu of a meeting, that proposes or would approve or effect any amendment of, or proposal to amend, the Second Amended and Restated Memorandum and Articles of Association or any winding-up, or proposal to wind-up, the Company unless, in each case, such resolution or matters has been approved by the board of directors and the board has recommended to the shareholders that they approve such resolution or matter. Furthermore, the Lender Shareholder Parties agreed to vote, in person or by proxy, all of their shares at any annual or extraordinary meeting of shareholders, or by written consent in lieu of a meeting, and take all other necessary action within their control to effect the provisions of the Second Amended and Restated Memorandum and Articles of Association, including causing the election or removal of directors and filling of board vacancies, in each case in accordance with the Second Amended and Restated Memorandum and Articles of Association, and against any matter that is presented to shareholder for a vote or consent that is inconsistent with any provision of the Second Amended and Restated Memorandum and Articles of Association. None of the Lender Shareholder Parties who entered into the Governance Agreement or their affiliates have any liability as a result of designating any individual as a director or proposing to designate any individual for election as a director, for any act or omission by such individual in his or her capacity as a director, or for voting for any such individual in accordance with the provisions of the Governance Agreement, unless such party breached or violated the Governance Agreement.
Indemnification Agreement
We have entered into an indemnification agreement with each Director upon their appointment to the board of directors and with each Lender Appointing Person designating a Lender Director upon their assuming the position of Lender Appointing Person. These indemnification agreements provide substantially the same advancement and indemnification rights as granted to our officers and other directors under the Second Amended and Restated Memorandum and Articles of Association. See "—Limitations on Liability and Indemnification of Officers and Directors."
Corporate Governance
Directors
Currently the board of directors is constituted of seven directors, as required by our Second Amended and Restated Memorandum and Articles of Association and who are as follows: George Economou, Anthony Kandylidis, Iraklis Sbarounis, John Liveris, Karl Blanchard, Jim Devine and John Simon.  Our Second Amended and Restated Memorandum and Articles of Association, have the following requirements regarding the constitution of our Board of Directors:
•	four directors, including the Chairman of the Board, shall be appointed by our Chairman, Mr. George Economou or his affiliate so long as the Management Agreement has not been terminated;

•
three directors (the Lender Directors) shall be appointed as follows: (i) if there are three or fewer holders, together with each of their Affiliates, each with at least 7.5% of the total outstanding shares, then each will be a Lender Appointing Person and be entitled to appoint a director to the board of directors; and (ii) if there are more than three holders, together with each of their Affiliates, each with at least 7.5% of the total outstanding shares, then three Lender Appointing Persons entitled to appoint a director to the board of directors shall be designated by the majority vote of the shares of all the 7.5% holders; if any Lender Appointing Person, together with its Affiliates, holds 17% or more of the total outstanding shares, such Lender Appointing person shall automatically be one of such three Lender Appointing Persons and the Lender Appointing Persons shall retain their appointment right as long as they hold 5% or more of the total outstanding shares;

•	if any Lender Appointing Person fails to appoint or no longer has the right to appoint a director, then such director shall be designated by a majority of the Lender Directors then in place; and
•
to the extent the number of directors designated is fewer than seven, the remaining directors shall be designated by the shareholders representing a majority of the then-outstanding shares held by all shareholders.

Furthermore, no less than 50% of the members of each committee of the board of directors will consist of Lender Directors and, in the event of any deadlock on any committee, the relevant matter will be referred to the entire board for consideration.
Following the later of the fifth anniversary of the Restructuring Effective Date and the day immediately preceding the fifth annual general meeting of shareholders held after the Restructuring Effective Date, unless such provision is earlier terminated, or the Termination Date, the board of directors will be divided into three classes with staggered, three-year terms and cumulative voting in the election of directors will be prohibited.
Election and removal of directors
Voluntary Removal. For so long as our Chairman, Mr. George Economou or a Lender Appointing Person is entitled to designate a director, such Appointing Person may remove its designated director(s) upon written notice to the Company and such director, and, upon removal of such director(s), shall be entitled to designate his or her replacement.
Involuntary Removal for Cause. The board of directors, acting by affirmative vote of at least two-thirds of the directors, may remove any director for Cause. In addition, prior to the Termination Date, the Majority Lender Directors may remove any director or officer for Cause. If any director removed for Cause was appointed by an Appointing Person that continues to have a right to appoint such director, upon such removal, such Appointing Person shall be entitled to designate his or her replacement. As used in the Second Amended and Restated Memorandum and Articles of Association, "Cause" means, prior to the Termination Date, the indictment or conviction of, or a plea of guilty or no contest to, a fraud or felony on the part of a director, and after the Termination Date, actual fraud or wilful default on the part of a director of the Company (and, for the avoidance of doubt, no person shall be found to have committed actual fraud or wilful default unless or until a court of competent jurisdiction shall have made a final and un-appealable finding to that effect).
Termination of the Management Agreement. Upon termination of the Management Agreement, any directors appointed by the Chief Executive Officer that have not resigned shall be removed.
Other Removals. Except as provided in the Second Amended and Restated Memorandum and Articles of Association, prior to the Termination Date, no director may be removed.
Vacation of Office of Director. The office of a director shall be vacated if the director gives notice in writing to the Company that he resigns the office of director, the director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally, or the director is found to be or becomes of unsound mind.
Required Lender Director Approval for Certain Actions
Prior to the Termination Date (as defined in our Second Amended and Restated Memorandum and Articles of Association), the Company will not, and will not permit any of its direct or indirect subsidiaries (collectively, the "Group Companies"), to take certain actions unless such action has been expressly approved by the board of directors, which approval must include at least two of the Lender Directors ("Majority Lender Directors"). These actions include, among other actions as set forth in the Second Amended and Restated Memorandum and Articles of Association:
•	the issuance of our common shares or other securities, or the redemption of any equity interests;

•	the payment of dividends, if any, on our common shares;
•	the incurrence or modification of debt;
•	amendments to the Second Amended and Restated Memorandum and Articles of Association;
•	the entering into of certain extraordinary transactions;
•	commitments to construct or the construction of, any new vessel, or any purchase or acquisition of any vessel;
•	the adoption of, amendment or modification to, termination of, or waiver of any provision under, any equity incentive plan, bonus incentive plan, severance plan, or employee benefit plan;
•
the grant or award of any severance, equity or non-cash bonus entitlement to any director, officer or employee of the Company or any of its subsidiaries, or any amendment to or waiver of any term of any such grant or award;

•
the entering into of any Related Party Transaction other than a Permitted Related Party Transaction, or the amendment, modification or termination of any Related Party Transaction (including any Permitted Related Party Transaction); and

•	the exercise of any termination rights and remedies under, the amendment, modification or supplement of, or the waiver of any provision under, the Management Services Agreement.
Where one or more officers of the Company or any of its subsidiaries are directed to take any action by the Majority Lender Directors and such officer or officers fail to promptly take such action as directed, the Majority Lender Directors shall have the power and authority to hire and appoint, and set the compensation and other employment terms for, one or more authorized officers of the Company and delegate authority to such officer or officers to take such action.
The Majority Lender Directors also have the power and authority to direct the Company and the board to, as promptly as practicable, bring an Acquisition Proposal to a vote of the shareholders, without any recommendation to reject such proposal from the Company, the board of directors or any other person unless approved by the Majority Lender Directors.
Observer Rights
As set forth in the Second Amended and Restated Memorandum and Articles of Association, so long as a Lender Appointing Person has a right to appoint a Lender Director, but does not appoint an officer or employee of such Appointing Person or its Affiliate to serve as a Lender Director, it shall have the right to appoint, remove and replace one person to act as an observer to the board and each committee thereof by providing written notice of such appointment, removal or replacement, as the case may be, to the Company.
Shareholder Meetings
Under our Second Amended and Restated Memorandum and Articles of Association, the Company will have an annual general meeting of its shareholders and the annual general meeting of shareholders will be held on such day and at such time and place within or outside of the Cayman Islands as the board of directors may determine for the purpose of electing directors and of transacting such other business as may be properly brought before the meeting.  All general meetings, other than annual general meetings, shall be called extraordinary general meetings, or the Extraordinary General Meetings.
Notice of every annual and Extraordinary General Meeting of shareholders, other than any meeting the giving of notice of which is otherwise prescribed by law, stating the date, time, place and purpose thereof, and in the case of Extraordinary General Meetings, the name of the person or persons at whose direction the notice is being issued, shall be given personally or sent by registered mail or facsimile, at least fifteen (15) but not more than forty five (45) calendar days before such meeting (except in respect of an Extraordinary General Meeting called following the issuance of an Accelerated Termination Notice), to each shareholder of record entitled to vote thereat and to each shareholder of record who, by reason of any action proposed at such meeting would be entitled to have his shares appraised if such action were taken, and the notice shall include a statement of that purpose and to that effect. If mailed, notice shall be deemed to have been given when deposited in the mail, directed to the shareholder at his address as the same appears on the register of members of the Company or at such address as to which the shareholder has given notice to the Secretary.  Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting prior to the conclusion thereof the lack of notice to him.

At all meetings of shareholders for the transaction of business, except as otherwise expressly provided by law, there must be present either in person or by proxy shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at such meetings in order to constitute a quorum.
Business Combinations and Dissenters' Rights
Mergers and Similar Arrangements. In certain circumstances the Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).
Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2/3 % in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company's articles of association. A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that he holds otherwise give him voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.
Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.
Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.
Dissenters' Rights. Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his  written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a "scheme of arrangement" which may be tantamount to a merger. In the event that a  merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:
•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;
•	the shareholders have been fairly represented at the meeting in question;
•	the arrangement is such as a businessman would reasonably approve; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a "fraud on the minority."
If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Squeeze-out Provisions. When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.
Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.
Shareholders' Derivative Suits
Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:
•	a company is acting, or proposing to act, illegally or beyond the scope of its authority;
•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or
•	those who control the company are perpetrating a "fraud on the minority."
A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.
Limitations on Liability and Indemnification of Officers and Directors
Although the Companies Law (2016 Revision) of the Cayman Islands does not specifically restrict a Cayman Islands exempted company's ability to indemnify its directors or officers, it does not expressly provide for such indemnification either. Certain Commonwealth case law (which is likely to be persuasive in the Cayman Islands), however, indicates that the indemnification is generally permissible, unless there had been wilful default, wilful neglect, breach of fiduciary duty, unconscionable behavior or behavior which falls within the broad stable of conduct identifiable as 'equitable fraud' on the part of the director or officer in question.

Under our Second Amended and Restated Memorandum and Articles of Association, every director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former director and former officer of the Company, which we refer to as an Indemnified Person, shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur (i) by reason of their own actual fraud or wilful default, or (ii) as a result of the insurance policy maintained by the Company not available due to such person's willful failure to disclose to the insurance provider (where, in the absence of such failure to disclose, the insurance maintained by the Company would have otherwise been available). No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person.  No person shall be found to have committed actual fraud or wilful default under the Second Amended and Restated Memorandum and Articles of Association unless or until a court of competent jurisdiction shall have made a final and un-appealable finding to that effect.
The directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.
Anti-takeover Effect of Certain Provisions of our Second Amended and Restated Memorandum and Articles of Association
Several provisions of the Second Amended and Restated Memorandum and Articles of Association may have anti-takeover effects. These provisions will be intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.
Blank Check Preferred Shares
Under the terms of our Second Amended and Restated Memorandum and Articles of Association, our board of directors has the authority, without any further vote or action by our shareholders, to issue up to 100,000,000 of preferred shares. Our board of directors will be entitled to issue our preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management.
Limited Actions by Shareholders
Under our Second Amended and Restated Memorandum and Articles of Association, any action required or permitted to be taken by our shareholders must be effected at an annual general meeting or Extraordinary General Meeting of shareholders or by the unanimous written consent of our shareholders. Our Second Amended and Restated Memorandum and Articles of Association provide that, unless otherwise prescribed by law, only the Chairman of our board of directors, a majority of the board of directors or any officer of the Company who is also a director may call an Extraordinary General Meeting of our shareholders, and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling an Extraordinary General Meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual general meeting.
Advance Notice Requirements for Shareholder Proposals
Our Second Amended and Restated Memorandum and Articles of Association provide that shareholders seeking to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.  Generally, to be timely, a shareholder's notice must be delivered to, or mailed and received at the Registered Office of the Company not less than 90 days nor more than 180 days prior to the one year anniversary of the preceding year's annual general meeting of shareholders.  Our Second Amended and Restated Memorandum and Articles of Association also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual general meeting of shareholders or make nominations for directors at an annual general meeting of shareholders.

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
E.          Taxation
The following is a discussion of the material Cayman Islands and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, U.S. Holders whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who acquire common shares and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common shares.
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
Cayman Islands regulations have been issued to give effect to the US IGA, the UK IGA, and CRS (collectively, the "AEOI Regulations"). Pursuant to the AEOI Regulations, the Cayman Islands Tax Information Authority (the "TIA") has published guidance notes on the application of the US and UK IGAs and CRS.
All Cayman Islands "Financial Institutions" (including the Company) will be required to comply with the registration, due diligence and reporting requirements of the AEOI Regulations, unless they are able to rely on an exemption that allows them to become a "Non-Reporting Financial Institution" (as defined in the relevant AEOI Regulations) with repsect to one or more of the AEOI regimes, in which case only the registration requirement would apply under CRS. The Fund does not propose to rely on any Non-Reporting Financial Institution exemption and therefore intends to comply with all of the requirements of the AEOI Regulations. As such, the Company is required to (i) register with the IRS to obtain a Global Intermediary Identification Number (for the purposes of the US IGA only), (ii) register with the Cayman Islands Tax Information Authority (the "TIA"), and thereby notify the TIA of its status as a "Reporting Financial Institution", (iii) adopt and implement written policies and procedures setting out how it will address its obligations under CRS (iv) conduct due diligence on its accounts to identify whether any such accounts are considered "Reportable Accounts", and (v) report information on such Reportable Accounts to the TIA. The TIA will transmit such information to the IRS (for US Reportable Accounts), the HMRC (for UK Reportable Accounts) or other applicable overseas fiscal authorities as the case may be.  Under the terms of the US IGA, withholding will not be imposed on payments made to the Company unless the IRS has specifically listed the Company as a non-participating financial institution, or on payments made by the Company unless the Company has otherwise assumed responsibility for withholding under United States tax law.

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
This discussion does not purport to deal with the tax consequences of owning our common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. Dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our shares, may be subject to special rules.  This discussion deals only with holders who purchase common shares and hold the common shares as a capital asset.  You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common shares.  Unless otherwise noted, references in the following discussion to the "Company," "we" and "us" are to Ocean Rig UDW Inc. and its subsidiaries on a consolidated basis.
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
Sale, Exchange or other Disposition of Common Shares
Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences
Special U.S. federal income tax rules apply to a U.S. Holder that holds shares in a foreign corporation classified as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a U.S. shareholder in such foreign corporation, if, for any taxable year in which such shareholder holds shares in such foreign corporation, either:
●
at least 75% of the corporation's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

●	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.
For purposes of determining whether a foreign corporation is a PFIC, it will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary's shares. If Ocean Rig UDW Inc. is treated as a PFIC, then a U.S. person would be treated as indirectly owning shares of its foreign corporate subsidiaries for purposes of the PFIC rules.
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
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election" or makes a "mark-to market" election with respect to our shares.  In addition, if we were to be treated as a PFIC for any taxable year, a U.S. Holder that owns our common shares in that year would generally be required to file a Form 8621 with its U.S. federal income tax return for that year.
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
Our interest expense is mainly affected by changes in the general level of interest rates.  However, as of December 31, 2017, we had no interest rate swap, cap and floor agreements due to the fact that they were terminated. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1%, with all other variables held constant, would have increased our net loss and our cash flows for the year ended December 31, 2017 by approximately $1.6 million, based on our total outstanding debt level at December 31, 2017. A 1% increase in LIBOR, with all other variables held constant, would have increased our interest expense for the year ended December 31, 2017 from $248.3 million to $250.0 million.
Foreign Currency Exchange Risk
We generate a substantial portion of our revenues in U.S. dollars; however, a portion of our revenue under our contracts with Petroleo Brasileiro S.A., or Petrobras Brazil, for the Ocean Rig Corcovado and the Ocean Rig Mykonos is receivable in Brazilian Real.  In addition, for the year ended December 31, 2017, we incurred approximately 56% of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2017, the net effect of a 1% adverse movement in U.S. dollar/Euro exchange rates would not have a material effect on our net income, while the net effect of a 1% adverse movement in U.S. dollar/currencies other than the U.S. dollar exchange rates would have resulted in an increase of $2.1 million in our losses before taxes for the year ended December 31, 2017.
Our international operations expose us to foreign exchange risk. We use a variety of techniques to minimize exposure to foreign exchange risk, such as the use of foreign exchange derivative instruments. Fluctuations in foreign currencies typically have not had a material impact on our overall results. In situations where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases, may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. We do not enter into derivative transactions for speculative purposes. On December 31, 2017, we did not have any open foreign currency forward exchange contracts. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Currency Forward Sale Exchange Contracts."
Item 12.          Description of Securities Other than Equity Securities
A.          Debt Securities
Not applicable.
B.          Warrants and Rights
Not applicable.
C.          Other Securities
Not applicable.
D.          American Depository Shares
Not applicable.

PART II
Item 13.          Defaults, Dividend Arrearages and Delinquencies
During 2017, we suspended payments of regularly scheduled interest, redemptions, repurchases and repayments under all of our then existing financial instruments with a total outstanding balance of $3.7 billion principal amount of debt, pursuant to the Restructuring Support Agreement entered into with certain of our creditors dated March 23, 2017. We have not defaulted in the payment of principal or interest under any of our loan obligations following the effective date of our Restructuring or during the calendar year 2018.
Item 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds
None
Item 15.          Controls and Procedures
(a)          Disclosure Controls and Procedures
The Company's Management, including the Chief Executive Officer and the Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2017. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and our Chief Financial Officer, to allow for timely decisions regarding required disclosures.
Based on this evaluation, the Company's Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2017, the Company's disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.
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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and the Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO 2013 framework, as of December 31, 2017.

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
Management has assessed the effectiveness of the Company's internal control over financial reporting at December 31, 2017, based on the framework established in "Internal Control — Integrated Framework" issued by the COSO 2013 framework. Based on the aforementioned assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2017.
The independent registered public accounting firm, Ernst Young (Hellas) Certified Auditors Accountants S.A., that audited the consolidated financial statements of the Company for the year ended December 31, 2017, included in this annual report, has issued an attestation report on the Company's internal control over financial reporting.
(c)          Attestation Report of the Registered Public Accounting Firm
The report of Ernst Young (Hellas) Certified Auditors Accountants S.A. included in "Item 18. Financial Statements" of this annual report is incorporated herein by reference.
(d)          Changes in Internal Control over Financial Reporting
There have been no significant changes in our internal control over financial reporting that have occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16B.          Code of Ethics
We have adopted a code of ethics that applies to our directors, officers, employees and agents. We will provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Corporate Secretary, c/o Ocean Rig Cayman Management Services SEZC Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands. No substantive amendments were made to our code of ethics during the fiscal year ended December 31, 2017, and no waivers of our code of ethics were granted to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions during the fiscal year ended December 31, 2017.
Item 16C.          Principal Accountant Fees and Services
Our principal accountant has billed us for audit, audit-related and non-audit services for the years ended December 31, 2016 and 2017. The fees billed are set forth as follows:
	2016	2017
	(U.S. Dollars in thousands)

Audit and audit-related fees	$645	$491
Tax fees	27	19
Total fees	$672	$510

There were no audit-related or other fees billed in 2017 or 2016. Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements. Taxation fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
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
Item 16E.          Purchases of Equity Securities by the Issuer and Affiliated Purchasers
          On April 5, 2016, we purchased, through our restricted subsidiary, Ocean Rig Investments Inc., all 6,096 (56,079,533 shares before the 1-for-9,200 reverse stock split) common shares held in our Company by DryShips Inc. for $0.89 per share (share price before reverse stock split). These shares were held in treasury through September 21, 2017 when we cancelled them in connection with our Restructuring.  After this transaction, DryShips Inc. no longer holds any equity interests in our Company and no registrable securities under the registration rights agreement we entered into with DryShips on March 20, 2012 remain outstanding.
Item 16F.          Change in Registrant's Certifying Accountant
None.
Item 16G.          Corporate Governance
As a foreign private issuer, we are subject to less stringent corporate governance requirements than U.S.- domiciled companies. Subject to certain exceptions, NASDAQ permits foreign private issuers to follow home country practice in lieu of the NASDAQ corporate governance requirements. The practices we intend to follow in lieu of NASDAQ's corporate governance rules are:
●
In lieu of obtaining shareholder approval prior to the issuance of designated securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, we will comply with provisions of Caymans law, providing that the board of directors approves share issuances and adoptions of and material amendments to equity compensation plans.

●
In lieu of having a compensation committee comprised of at least two members each of which is independent, our compensation, nominating and corporate governance committee is comprised of four directors, two of which are considered independent.

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
Item 19.          Exhibits
Exhibit Number	Description

1.1	Second Amended and Restated Memorandum and Articles of Association of Ocean Rig UDW Inc.

2.1*	Form of Stock Certificate for Class A Common Shares

2.2*	Form of Stock Certificate for Class B Common Shares

4.1
Management Agreement, dated December 13, 2013, by and between Drillship Skyros Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.59 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.2
Management Agreement, dated February 25, 2014, by and between Drillship Kythnos Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.60 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.3
Management Agreement, dated April 17, 2014, by and between Drillship Hydra Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.61 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.4
Management Agreement, dated April 17, 2014, by and between Drillship Kithira Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.62 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.5
Management Agreement, dated April 17, 2014, by and between Drillship Paros Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.63 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.6
Management Agreement, dated April 17, 2014, by and between Ocean Rig 1 Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.64 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.7
Management Agreement, dated April 17, 2014, by and between Ocean Rig 2 Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.65 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.8
Management Agreement, dated April 17, 2014, by and between Drillship Skiathos Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.66 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.9
Management Agreement, dated April 17, 2014, by and between Drillship Skopelos Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.67 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.10
Management Agreement, dated February 17, 2015, by and between Drillship Alonissos Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.68 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

4.11
Time charter party for offshore service vessels by and between Dianthus Maritime Ltd. and Ocean Rig Global Chartering Inc. dated March 29, 2016, incorporated by reference to exhibit 4.54 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.12
Time charter party for offshore service vessels between Fiore Shipping Inc. and Ocean Rig Global Chartering Inc. dated March 29, 2016, incorporated by reference to exhibit 4.55 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

4.13
Management Services Agreement by and between Ocean Rig UDW Inc. and TMS Offshore Services Inc. dated March 31, 2016, incorporated by reference to Exhibit 4.34 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2015, filed with the SEC on March 31, 2016.

4.14
Termination Agreement by and between Ocean Rig Management and Cardiff Drilling Inc., dated March 31, 2016, incorporated by reference to Exhibit 4.37 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2016, filed with the SEC on March 22, 2017.

4.15
Termination Agreement by between Ocean Rig Management and Vivid Finance Limited dated March 31, 2016, incorporated by reference to Exhibit 4.38 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2016, filed with the SEC on March 22, 2017.

4.16
Stock Purchase Agreement by and between Dryships Inc. as Seller and Ocean Rig Investments Inc.  as Buyer, dated April 5, 2016, incorporated by reference to Exhibit 4.112 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.17
Amendment No.1 to Facilities Agreement, dated February 13, 2015, by and among Drillship Alonissos Shareholders Inc., as Borrower, Ocean Rig UDW Inc., as Parent and Guarantor, Drillship Alonissos Owners Inc., as Drillship Owner and Guarantor, and the other entities named therein, relating to $475 million Term Loan Facilities, dated August 31, 2016, incorporated by reference to Exhibit 4.40 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2016, filed with the SEC on March 22, 2017.

4.18
Put and Call Option Agreement between Drillship Alonissos Shareholders Inc. as Borrower, Ocean Rig UDW Inc. as Purchaser and Drillship Alonissos Owners Inc. as Drillship Owner, dated August 31, 2016, incorporated by reference to Exhibit 4.41 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2016, filed with the SEC on March 22, 2017.

4.19
Trust Agreement of Drillship Alonissos Stock Trust, dated August 31, 2016, incorporated by reference to Exhibit 4.42 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2016, filed with the SEC on March 22, 2017.

4.20
Addendum to First Preferred Marshall Islands Mortgage by and between Drillships Alonissos Owners Inc. and DNB Bank ASA relating to the Ocean Rig Apollo dated August 31, 2016, incorporated by reference to Exhibit 4.43 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2016, filed with the SEC on March 22, 2017.

4.21
Share Security Deed by and between Drillship Alonissos Stock Trust as Shareholder and DNB Bank ASA as Security Agent relating to the shares of Drillship Alonissos Shareholders Inc., dated August 31, 2016, incorporated by reference to Exhibit 4.44 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2016, filed with the SEC on March 22, 2017.

4.22
Termination Agreement by between Eastern Med Consultants Inc. and Azara Services S.A., dated as of December 30, 2016, incorporated by reference to Exhibit 4.45 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2016, filed with the SEC on March 22, 2017.

4.23
Termination Agreement by between Eastern Med Consultants Inc. and Basset Holdings Inc., dated as of December 30, 2016, incorporated by reference to Exhibit 4.46 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2016, filed with the SEC on March 22, 2017.

4.24
Addendum to Management Services Agreement by and between Ocean Rig UDW Inc. and TMS Offshore Services Inc. dated March 31, 2016, dated as of January 16, 2017, incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2016, filed with the SEC on March 22, 2017.

4.25
Restructuring Agreement by and among Ocean Rig UDW Inc., Drillships Financing Holding Inc., Drillships Ocean Ventures Inc. and the Supporting Creditors as defined therein, dated March 23, 2017 and incorporated by reference to Exhibit 10.1 to the Company's Report on Form 6-K dated March 28, 2017.

4.26
Waiver to Restructuring Support Agreement by and among Ocean Rig UDW Inc., Drillships Financing Holding Inc., Drillships Ocean Ventures Inc. and the Supporting Creditors as defined therein, dated March 23, 2017 and incorporated by reference to Exhibit 10.2 to the Company's Report on Form 6-K dated March 28, 2017.

4.27
Credit Agreement by and among Ocean Rig UDW Inc., as Parent, the subsidiaries of Ocean Rig UDW Inc. parties thereto as Borrowers, the Lenders Party thereto and Deutsche Bank AG New York Brank as Administrative Agent and Collateral Agent in the amount of $450 million, dated September 22, 2017 incorporated by reference to Exhibit 10.1 to the Company's Report on Form 6-K dated September 22, 2017.

4.28
Intercreditor Agreement by and among Ocean Rig UDW Inc., as Parent, the subsidiaries of Ocean Rig UDW Inc. parties thereto as Second Lien Borrowers, the Lenders Party thereto and Deutsche Bank AG New York Brank as Second Lien Collateral Agent, dated September 22, 2017 incorporated by reference to Exhibit 10.2 to the Company's Report on Form 6-K dated September 22, 2017.

4.29
Form of Governance Agreement signed Ocean Rig UDW Inc. and certain shareholders of the Company in connection with the Company's restructuring, dated September 22, 2017, incorporated by reference to Exhibit 10.3 to the Company's Report on Form 6-K dated September 22, 2017.

4.30
Management Services Agreement by and among Ocean Rig UDW Inc., the Subsidiaries party thereto and TMS Offshore Services Ltd. dated September 22, 2017, incorporated by reference to Exhibit 10.4 to the Company's Report on Form 6-K dated September 22, 2017.

4.31	Management Services Agreement by and between Ocean Rig 2 Inc., as the Owner, and TMS Offshore Services Ltd., as the Manager, dated September 22, 2017.

4.32	Management Services Agreement by and between Ocean Rig 1 Inc., as the Owner, and TMS Offshore Services Ltd., as the Manager, dated September 22, 2017.

4.33	Management Services Agreement by and between Drillship Alonissos Owners Inc., as the Owner, and TMS Offshore Services Ltd., as the Manager, dated September 22, 2017.

4.34	Management Services Agreement by and between Drillship Kythnos Owners Inc., as the Owner, and TMS Offshore Services Ltd., as the Manager, dated September 22, 2017.

4.35	Management Services Agreement by and between Drillship Hydra Owners Inc., as the Owner, and TMS Offshore Services Ltd., as the Manager, dated September 22, 2017.

4.36	Management Services Agreement by and between Drillship Skopelos Owners Inc., as the Owner, and TMS Offshore Services Ltd., as the Manager, dated September 22, 2017.

4.37	Management Services Agreement by and between Drillship Skiathos Owners Inc., as the Owner, and TMS Offshore Services Ltd., as the Manager, dated September 22, 2017.

4.38	Management Services Agreement by and between Drillship Paros Owners Inc., as the Owner, and TMS Offshore Services Ltd., as the Manager, dated September 22, 2017.

4.39	Management Services Agreement by and between Agon Shipping Inc., as the Owner, and TMS Offshore Services Ltd., as the Manager, dated September 22, 2017.

4.40	Management Services Agreement by and between Drillship Kithira Owners Inc., as the Owner, and TMS Offshore Services Ltd., as the Manager, dated September 22, 2017.

4.41	Management Services Agreement by and between Drillship Skyros Owners Inc., as the Owner, and TMS Offshore Services Ltd., as the Manager, dated September 22, 2017.

4.42	Global Settlement Agreement by and among Ocean Rig UDW Inc., Drillships Financing Holding Inc., Drillships Ocean Ventures Inc., and Drill Rigs Holdings Inc., dated March 17, 2017.

4.43
Amendment to the Restructuring Support Agreement, by and among Ocean Rig UDW Inc., Drillships Financing Holding Inc., Drillships Ocean Ventures Inc., and Drill Rigs Holdings Inc. and the Supporting Creditors named therein, dated April 7, 2017.

4.44
Second Amendment to the Restructuring Support Agreement, by and among Ocean Rig UDW Inc., Drillships Financing Holding Inc., Drillships Ocean Ventures Inc., and Drill Rigs Holdings Inc. and the Supporting Creditors named therein, dated April 21, 2017.

4.45
Third Amendment to the Restructuring Support Agreement, by and among Ocean Rig UDW Inc., Drillships Financing Holding Inc., Drillships Ocean Ventures Inc., and Drill Rigs Holdings Inc. and the Supporting Creditors named therein, dated May 8, 2017.

4.46
Fourth Amendment to the Restructuring Support Agreement, by and among Ocean Rig UDW Inc., Drillships Financing Holding Inc., Drillships Ocean Ventures Inc., and Drill Rigs Holdings Inc. and the Supporting Creditors named therein, dated May 17, 2017.

4.47
Fifth Amendment to the Restructuring Support Agreement, by and among Ocean Rig UDW Inc., Drillships Financing Holding Inc., Drillships Ocean Ventures Inc., and Drill Rigs Holdings Inc. and the Supporting Creditors named therein, dated May 31, 2017.

4.48
Second Waiver and Amendment to the Restructuring Support Agreement, by and among Ocean Rig UDW Inc., Drillships Financing Holding Inc., Drillships Ocean Ventures Inc., and Drill Rigs Holdings Inc. and the Supporting Creditors named therein, dated September 21, 2017.

4.49
Waiver and Amendment No. 2 of Credit Agreement, by and among Drillship Hydra Owners Inc., Drillship ParosOwners Inc., Drillship Kithira Owners Inc., Drillship Skopelos Owners Inc., Drillship Skiathos Owners Inc., Drillship Skyros Owners Inc., Drillship Kythnos Owners Inc., Agon Shipping Inc., Drillships Financing Holding Inc., Drillships Ocean Ventures Inc., Drillships Ventures Projects Inc., Drillships Projects Inc., Drill Rigs Holdings Inc., Ocean Rig 1 Inc. and Ocean Rig 2 Inc., as Borrowers, and Ocean Rig UDW Inc., as Parent and the Lenders party thereto, dated January 5, 2018.

4.50	Letter Terminating the Existing Management Services Agreement between Ocean Rig UDW Inc. and TMS Offshore Services Ltd., from Ocean Rig UDW Inc. to Mare Services Limited, dated September 22, 2017.

4.51
Escrow Agreement, by and among Ocean Rig UDW Inc., as Depositor, each of the subsidiaries listed as a party thereto, TMS Offshore Services Ltd., and MaplesFS Limited, as Escrow Agent, dated September 20, 2017.

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

101
The following financial information from Ocean Rig UDW Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2016 and 2017;
(2) Consolidated Statements of Operations for the years ended December 31, 2015, 2016 and 2017;
(3) Consolidated Statements of Comprehensive Income for the years ended December 31, 2015, 2016 and 2017;
(4) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2015, 2016 and 2017;
(5) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2016 and 2017; and
(6) Notes to Consolidated Financial Statements.

*No exhibit to be filed as the Company does not issue physical share certificates.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OCEAN RIG UDW INC.

By:	/s/ Iraklis Sbarounis
Name:	Iraklis Sbarounis
Title:	Chief Financial Officer, Secretary and Director

Dated: March 15, 2018

OCEAN RIG UDW INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Ocean Rig UDW Inc.
Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ocean Rig UDW Inc. (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income/(loss), stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 15, 2018 expressed an unqualified opinion thereon.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2011.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 15, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Ocean Rig UDW Inc.
Opinion on Internal Control over Financial Reporting

We have audited Ocean Rig UDW Inc.'s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Ocean Rig UDW Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income/(loss), stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes and our report dated March 15, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 15, 2018

OCEAN RIG UDW INC.
Consolidated Balance Sheets
As of December 31, 2016 and 2017
(Expressed in thousands of U.S. Dollars - except for share and per share data)
	December 31, 2016	December 31, 2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	$718,684	$736,114
Restricted cash (Note 3)	34,274	46,967
Trade accounts receivable, net of allowance for doubtful receivables (Note 2)	297,059	169,651
Other current assets (Note 5)	29,924	37,986
Total current assets	1,079,941	990,718

FIXED ASSETS, NET:
Advances for drilling units under construction and related costs (Note 6)	545,469	-
Drilling units, machinery and equipment, net (Note 7)	2,438,292	1,852,167
Total fixed assets, net	2,983,761	1,852,167

OTHER NON-CURRENT ASSETS:
Restricted cash (Note 3)	20,008	-
Other non-current assets (Note 8)	7,834	9,080
Total non-current assets, net	27,842	9,080
Total assets	$4,091,544	$2,851,965
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 9)	$640,557	$81,632
Due to related parties (Note 4)	7,231	726
Accounts payable and other current liabilities	53,891	41,338
Accrued liabilities	86,750	45,018
Deferred revenue	23,582	15,329
Total current liabilities	812,011	184,043

NON-CURRENT LIABILITIES
Long term debt, net of current portion and deferred financing costs (Note 9)	3,247,216	450,000
Deferred revenue	19,615	14,385
Other non-current liabilities	1,952	317
Total non-current liabilities	3,268,783	464,702

COMMITMENTS AND CONTINGENCIES (Note 17)	-	-
STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 and 100,000,000 shares authorized, at December 31, 2016 and 2017 respectively , nil issued and outstanding at December 31, 2016 and 2017, respectively	-	-
Common stock, $0.01 par value; 1,000,000,000 and 1,800,000,000 shares (1,500,000,000 class A shares and 300,000,000 class B shares) authorized, at December 31, 2016 and December 31, 2017 respectively, 17,486 shares (160,888,606 shares before the 1-for-9,200 reverse stock split) issued and outstanding at December 31, 2016 and 91,567,982 (90,562,138 class A shares and 1,005,844 class B shares) at December 31, 2017 (Note 11)	-	916
Treasury stock; 8,511 shares (78,301,755 shares before the 1-for-9,200 reverse stock split) at $0.01 par value at December 31, 2016 and nil at December 31, 2017 (Note 11)	-	-
Additional paid-in capital	3,525,252	5,722,078
Accumulated other comprehensive income (Note 12)	3,346	3,476
Accumulated deficit	(3,517,848)	(3,523,250)
Total stockholders' equity	10,750	2,203,220
Total liabilities and stockholders' equity	$4,091,544	$2,851,965

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statement of Operations
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Year Ended December 31,
	2015	2016	2017
REVENUES:
Revenues	$1,748,200	$1,653,667	$1,007,520

EXPENSES:
Drilling units operating expenses	582,122	454,329	295,135
Depreciation and amortization	362,587	334,155	121,193
Impairment loss (Note 6 and Note 7)	414,986	3,776,338	1,048,828
General and administrative expenses	100,314	103,961	73,360
Loss on sale of fixed assets	5,177	25,274	238
Legal settlements and other, net (Note 17)	(2,591)	(8,720)	(1,519)
Operating income/ (expenses)	285,605	(3,031,670)	(529,715)

OTHER INCOME/ (EXPENSES):
Interest and finance costs (Note 13)	(280,348)	(226,981)	(248,342)
Interest income	9,811	3,449	7,442
Loss on interest rate swaps (Note 10)	(11,513)	(4,388)	-
Reorganization gain, net (Note 2 and Note 9)	-	-	1,029,982
Loss from issuance of shares upon restructuring (Note 4 and Note 11)	-	-	(204,595)
Gain from repurchase of senior notes (Note 9)	189,174	125,001	-
Other, net	(12,899)	(614)	3,321
Total other (expenses)/ income, net	(105,775)	(103,533)	587,808

INCOME / (LOSS) BEFORE INCOME TAXES	179,830	(3,135,203)	58,093
Income taxes (Note 14)	(99,816)	(106,315)	(63,495)

NET INCOME / (LOSS) ATTRIBUTABLE TO OCEAN RIG UDW INC.	$80,014	$(3,241,518)	$(5,402)

NET INCOME / (LOSS) ATTRIBUTABLE TO OCEAN RIG UDW INC. CLASS A AND CLASS B COMMON STOCKHOLDERS (Note 15)	$78,839	$(3,241,518)	$(5,402)

EARNINGS / (LOSS) PER COMMON SHARE OF CLASS A AND CLASS B ATTRIBUTABLE TO COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 15)	$5,227.36	$(307,602.77)	$(0.21)
WEIGHTED AVERAGE NUMBER OF CLASS A COMMON SHARES, BASIC AND DILUTED (Note 15)	15,082	10,538	25,070,978
WEIGHTED AVERAGE NUMBER OF CLASS B COMMON SHARES, BASIC AND DILUTED (Note 15)	-	-	167,314
WEIGHTED AVERAGE NUMBER OF CLASS A AND CLASS B COMMON SHARES, BASIC AND DILUTED (Note 15)	15,082	10,538	25,238,292
Dividend declared per Class A and Class B common shares	3,496.00	-	-

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statements of Comprehensive Income / (Loss)
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. Dollars)
	Year Ended December 31,
	2015	2016	2017

Net income / (loss)	$80,014	$(3,241,518)	$(5,402)

Other Comprehensive income :
Reclassification of realized losses associated with capitalized interest to the Consolidated Statement of Operations (Note 10)	1,035	26,187	-
Actuarial gains	62	-	130
Total Other Comprehensive income	1,097	26,187	130

Total Comprehensive income / (loss)	$81,111	$(3,215,331)	$(5,272)

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. Dollars - except for share data)

	Class A Common Shares		Class B Common Shares		Treasury Shares
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income/Loss	Accumulated Deficit	Total Stockholders' Equity

BALANCE, January 1, 2015	14,347	$-	-	$-	-	$-	$3,496,277	$(23,938)	$(306,063)	$3,166,276
Net income	-	-	-	-	-	-	-	-	80,014	80.014
Issuance of non-vested shares	33	-	-	-	-	-	-	-	-	-
Issuance of common stock	3,106	-	-	-	-	-	193,983	-	-	193,983
Treasury stock	-	-	-	-	(2,415)	-	(120,000)	-	-	(120,000)
Amortization of stock based compensation	-	-	-	-	-	-	3,676	-	-	3,676
Dividends declared and paid	-	-	-	-	-	-	-	-	(50,281)	(50,281)
Other comprehensive income	-	-	-	-	-	-	-	1,097	-	1,097
BALANCE, December 31, 2015	17,486	$-	-	$-	(2,415)	$-	$3,573,936	$(22,841)	$(276,330)	$3,274,765
Net loss	-	-	-	-	-	-	-	-	(3,241,518)	(3,241,518)
Treasury stock	-	-	-	-	(6,096)	-	(49,911)	-	-	(49,911)
Amortization of stock based compensation	-	-	-	-	-	-	1,227	-	-	1,227
Other comprehensive income	-	-	-	-	-	-	-	26,187	-	26,187
BALANCE, December 31, 2016	17,486	$-	-	-	(8,511)	$-	$3,525,252	$3,346	$(3,517,848)	$10,750
Net loss	-	-	-	-	-	-	-	-	(5,402)	(5,402)
Issuance of common stock	90,663,603	907	895,404	9	-	-	2,196,212	-	-	2,197,128
Conversion of Class A to Class B shares (Note 11)	(337,533)	(3)	337,533	3	-	-	-	-	-	-
Conversion of Class B to Class A shares (Note 11)	227,093	2	(227,093)	(2)	-	-	-	-	-	-
Cancellation of treasury stock	(8,511)	-	-	-	8,511	-	-	-	-	-
Amortization of stock based compensation	-	-	-	-	-	-	614	-	-	614
Other comprehensive income	-	-	-	-	-	-	-	130	-	130
BALANCE, December 31, 2017	90,562,138	$906	1,005,844	$10	-	$-	$5,722,078	$3,476	$(3,523,250)	$2,203,220

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. Dollars)
	Years Ended December 31,

	2015	2016	2017
Cash Flows from Operating Activities:
Net income/ (loss)	$80,014	$(3,241,518)	$(5,402)
Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Depreciation and amortization	362,587	334,155	121,193
Amortization and write-off of financing fees	24,033	21,040	61,212
Amortization income of deferred financing fees	(2,781)	-	-
Change in fair value of derivatives	(8,217)	(8,180)	-
Loss on sale of fixed assets	5,177	25,274	238
Allowance for doubtful receivables	114,613	-	-
Gain from repurchase of senior notes	(189,174)	(125,001)	-
Effect of exchange rate changes on cash	6,748	-	-
Impairment loss	414,986	3,776,338	1,048,828
Reorganization gain – principal debt discharged	-	-	(1,129,125)
Loss from issuance of shares upon restructuring	-	-	204,595
Amortization of stock based compensation	3,676	1,227	614
Changes in operating assets and liabilities:
Trade accounts receivable	(188,330)	119,045	127,408
Other current and non-current assets	36,027	73,038	(11,176)
Due to/ (from) related parties	(11,287)	7,231	(6,505)
Accounts payable and other current and non-current liabilities	19,837	(51,048)	(14,058)
Accrued liabilities	(56,502)	(31,478)	159,029
Deferred revenue	(18,395)	(136,994)	(13,483)
Net Cash Provided by Operating Activities	593,012	763,129	543,368
Cash Flows from Investing Activities:
Advances for drilling units under construction and related costs	(89,867)	(242,990)	(27,693)
Drilling units, machinery, equipment and other improvements/ upgrades	(543,976)	(97,163)	(9,301)
Proceeds/ (loss) from sale of fixed assets	300	(10,850)	198
(Increase)/ decrease in restricted cash	(10,174)	(41,544)	7,315
Net Cash Used in Investing Activities	(643,717)	(392,547)	(29,481)
Cash Flows from Financing Activities:
Proceeds from senior secured credit facility	462,000	-	-
Principal payments and repayments of long-term debt and senior notes	(61,179)	(215,279)	(496,457)
Senior notes repurchase	(273,673)	(121,455)	-
Net proceeds from common stock issuance	192,714	-	-
Repurchase of common stock	-	(49,911)	-
Dividends paid	(50,281)	-	-
Payment of financing costs, net	(6,314)	-	-
Net Cash Provided by/(Used in) Financing Activities	263,267	(386,645)	(496,457)
Effect of exchange rate changes on cash	(6,748)	-	-
Net increase/(decrease) in cash and cash equivalents	205,814	(16,063)	17,430
Cash and cash equivalents at beginning of year	528,933	734,747	718,684
Cash and cash equivalents at end of year	$734,747	$718,684	$736,114

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the years for:
Interest, net of amount capitalized	256,056	254,207	60,862
Income taxes	60,687	70,983	58,901
Reorganization expenses paid	-	-	99,144
Non cash financing and investing activities:
Issuance of non-vested shares	3	-	-
Issuance of common stock under the restructuring	-	-	2,197,128
Proceeds from long-term debt	-	-	450,000
The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
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
On September 11, 2015, the Company entered into an agreement to provide third party technical management services for the offshore drilling unit Cerrado. On April 28, 2016, the Company acquired the drilling unit Cerrado which was renamed to Ocean Rig Paros.
On September 22, 2017 and in connection with the restructuring of the Company (the "Restructuring") and in order to comply with NASDAQ's listing requirements and meet the minimum bid requirement for continued listing on NASDAQ, the Company commenced trading on a 1-for-9,200 reverse stock split of its issued common shares. All share and per share amounts disclosed in the accompanying consolidated financial statements and notes give effect to the reverse stock split retroactively, for all periods presented.
The Company's customers are mainly oil and gas exploration and production companies, including major integrated oil companies, independent oil and gas producers and government-owned oil and gas companies. Customers individually accounting for more than 10% of the Company's revenues during the years ended December 31, 2015, 2016 and 2017, were as follows:
	Year ended December 31,
	2015	2016	2017
Customer A	14%	11%	-
Customer B	19%	20%	33%
Customer C	13%	-	-
Customer D	15%	31%	40%
Customer E	13%	14%	-
Customer F	15%	18%	-

The loss of any of these significant customers could have a material adverse effect on the Company's results of operations if they were not replaced by other customers.
2. Significant Accounting Policies:
(a) Principles of consolidation: The accompanying consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("US GAAP") and include the accounts and operating results of Ocean Rig UDW, its wholly-owned subsidiaries and its VIEs. A VIE is an entity that in general does not have equity investors with substantive voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and absorbs a majority of an entity's expected losses, receives a majority of an entity's expected residual returns, or both. All intercompany balances and transactions have been eliminated on consolidation. As of December 31, 2017 and 2016, the Company consolidated one VIE which supports our drilling operation in specific locations, for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):
The VIE's total assets and liabilities, as of December 31, 2016, were $23,227 and $86,119, respectively, while total liabilities exceeded total assets by $62,892. The VIE's total assets and liabilities, as of December 31, 2017, were $15,029 and $92,622, respectively, while total liabilities exceeded total assets by $77,593.
As of December 31, 2016 and December 31, 2017, the Company also consolidated one additional VIE due to the Trust (as defined) formed for the purpose of the amendment of the $462,000 Senior Secured Credit Facility (Note 9). Since the assets of the Trust can be used only to settle obligations of the Trust itself and at the same time creditors of the Trust do not have recourse to the general credit of the primary beneficiary, such assets and liabilities are analyzed as follows:
	December 31, 2016	December 31, 2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$167	$110
Restricted cash	31,956	45,339
Trade accounts receivable, net	3,341	-
Other current assets	1,884	1,929
Total current assets	37,348	47,378

FIXED ASSETS, NET:
Drilling units, machinery and equipment, net	675,420	175,362
Total fixed assets, net	675,420	175,362

OTHER NON-CURRENT ASSETS:
Restricted cash	20,008	-
Total non-current assets, net	20,008	-
Total assets	$732,776	$222,740
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$164,218	$81,632
Accounts payable and other current liabilities	5,218	249
Accrued liabilities	1,791	4,416
Total current liabilities	171,227	86,297

NON-CURRENT LIABILITIES
Long term debt, net of current portion and deferred financing costs	82,947	-
Total non-current liabilities	82,947	-

COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS' EQUITY:
Common stock, $20 par value; 1,000 shares authorized and issued at December 31, 2016 and 2017	20	20
Additional paid-in capital	960	960
Retained earnings	477,622	135,463
Total shareholders' equity	478,602	136,443
Total liabilities and shareholders' equity	$732,776	$222,740

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
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
(c) Comprehensive income/ (loss): The Company's comprehensive income/ (loss) is comprised of net income/ (loss), actuarial gains/ losses related to the adoption and implementation of Accounting Standard Codification ("ASC") 715, "Compensation-Retirement Benefits", as well as losses in the fair value of the derivatives that qualify for hedge accounting in accordance with ASC 815 "Derivatives and Hedging" and realized gains/losses on cash flow hedges associated with capitalized interest in accordance with ASC 815-30-35-38 "Derivatives and Hedging".
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
(f) Trade accounts receivable net: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from customers, net of an allowance for doubtful receivables. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful receivables. As of December 31, 2016 and 2017, the provision for doubtful receivables was $22,368 and $13,526, respectively.
(g) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents; trade accounts receivable and derivative contracts (interest rate swaps and foreign currency contracts). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Company places its cash and cash equivalents, consisting mostly of bank deposits, with qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties. When considered necessary, additional arrangements are put in place to minimize credit risk, such as letters of credit or other forms of payment guarantees. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable. The Company has made advances for the construction of drilling units in a major shipyard in Korea. The ownership of the drilling units is transferred from the yard to the Company at delivery. As of December 31, 2017, cumulative installment payments made to the yard amounted to approximately $466,258 for the two drilling units under construction (Note 6). These installment payments are secured with irrevocable letters of guarantee, or "refund guarantees", issued by financial institutions.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):
(h) Advances for drilling units under construction and related costs: This represents amounts expended by the Company in accordance with the terms of the construction contracts for drilling units as well as other expenses incurred directly or under a management agreement with a related party in connection with onsite supervision. In addition, interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. The carrying value of drilling units under construction represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, commissions to a related party, construction supervision, equipment, spare parts and capitalized interest.
(i) Capitalized interest: Interest expense is capitalized during the construction period of drilling units based on accumulated expenditures for the applicable project at the Company's current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate (the "capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. If the Company's financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of the Company. Capitalized interest expense for the years ended December 31 2015, 2016 and 2017, amounted to $26,055, $28,265 and $27,718, respectively (Note 13).
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
(l) Long lived assets held for sale: The Company classifies long lived assets and disposal groups as being held for sale in accordance with ASC 360, "Property, Plant and Equipment", when: (i) management has committed to a plan to sell the long lived assets; (ii) the long lived assets are available for immediate sale in their present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the long lived assets have been initiated; (iv) the sale of the long lived assets is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year; and (v) the long lived assets are being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These long lived assets are not depreciated once they meet the criteria to be classified as held for sale. If circumstances arise that previously were considered unlikely and, as a result, the Company decides not to sell a long-lived asset previously classified as held for sale, the asset shall be reclassified as held and used. A long-lived asset that is reclassified shall be measured individually at the lower of its carrying amount before the asset or disposal group was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset or disposal group been continuously classified as held and used and its fair value at the date of the subsequent decision not to sell.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):
(m) Drilling units, machinery and equipment, net: Drilling units are stated at historical cost less accumulated depreciation. Such costs include the cost of adding or replacing parts of drilling unit machinery and equipment when the cost is incurred, if the recognition criteria are met. The recognition criteria require that the cost incurred extends the useful life of a drilling unit. The carrying amounts of those parts that are replaced are written off and the cost of the new parts is capitalized. Depreciation is calculated on a straight- line basis over the useful life of the assets after considering the estimated residual value as follows: bare deck 30 years and other asset parts from five to 30 years for the drilling units.
Effective January 1, 2017, the Company revised its' residual value estimate for each drilling unit. The Company assessed this residual value based on current and historical market trends. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 "Accounting Changes and Error Corrections," was to increase net loss for the year ended December 31, 2017 by $14,469 and had also an increase on loss per common share, basic and diluted by $(0.57).
(n) Impairment of long-lived assets: The Company reviews for impairment long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. To the extent impairment indicators are present; the Company assesses recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset.
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
For the year ended December 31, 2015, 2016 and 2017, as a result of the impairment review, the Company determined that the carrying amount of two, eight and one units, respectively, was not recoverable and, therefore, a charge of $414,986, $3,658,815 and $473,343, respectively, was recognized and is included in "Impairment loss", in the accompanying consolidated statement of operations (Note 7). In addition, an impairment charge of total advances and related costs provided to the yard, amounting to $92.4 million for the drilling unit under construction Ocean Rig Amorgos (Note 6) and the impairment of $25.2 million relating to the cashflow hedges for interest capitalized on drilling units impaired (Note 10) is included in "Impairment loss" in the consolidated statement of operations. For the year ended December 31, 2017 the Company determined that the full amount of the carrying value of the two drilling units under construction Ocean Rig Crete and Ocean Rig Santorini was not recoverable and, therefore, an impairment charge of $573,162 was recognized and included in the "Impairment loss" in the consolidated statement of operations (Note 6) and a loss of $2,323 due to the reclassification of two drilling units as held and used (previously classified as held for sale) (Note 10 and Note 7) was recognized and included in "Impairment loss", in the consolidated statement of operations.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):
(o) Reorganizations: In accordance with GAAP, the Company has applied ASC 852 "Reorganizations" (ASC 852), in preparing the accompanying consolidated financial statements. ASC 852 requires that the financial statements, for periods subsequent to the Chapter 15 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain revenues, expenses (including professional fees), realized gains and losses and provisions for losses that are realized or incurred in the Chapter 15 proceedings are recorded in reorganization gain, net on the accompanying consolidated statement of operations. Upon emerging from Chapter 15 proceedings on September 22, 2017, the Company did not meet the criteria to qualify for fresh-start reporting.  Therefore, the discharge of debt is reported as an extinguishment of debt and classified in accordance with Subtopic 225-20.
Non-monetary transactions - exchange of the capital stock of an entity for nonmonetary assets or services: Such transactions are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Any difference between the fair value and the transaction price is considered as gain or loss for the Company. The Company considered as appropriate date to use to measure the fair value of the equity instruments issued, the restructuring effective date and accounts for such transactions in accordance with ASC 845 at fair value of its common shares on that date.
(p) Class costs: The Company follows the direct expense method of accounting for periodic class costs incurred during special surveys of drilling units, normally every five years. Class costs and other maintenance costs are expensed in the period incurred and included in "Drilling units operating expenses."
(q) Deferred financing costs: Deferred financing costs include fees, commissions and legal expenses associated with the Company's long- term debt. These costs are amortized over the life of the related debt using the effective interest method and are included in interest expense. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made. Arrangement fees paid to lenders for loans which the Company has not drawn down are capitalized and included in other current and non-current assets. Amortization and write offs for each of the years ended December 31 2015, 2016 and 2017, amounted to $24,033, $21,040 and $61,212, respectively (Note 13).
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
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):
(r) Revenue and related expenses (continued):
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
Reimbursable revenues: Effective January 1, 2017, reimbursements received from the customers for the provision of catering services in accordance with relevant contracts are recorded as revenue. The related costs are recorded as running expenses in the same period.
(s) Earnings / (loss) per common share: Basic earnings / (loss) per common share are computed by dividing net income/ (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised. Dilution has been computed by the treasury stock method whereby all of the Company's dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company's common shares during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings / (loss) per share computation.
(t) Segment reporting: The Company has determined that it operates in one reportable segment, the offshore drilling operations.
(u) Financial instruments: The Company designates its derivatives based upon guidance of ASC 815, "Derivatives and Hedging" which establishes accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met. As of December 31, 2017 the Company has adopted the provisions of ASU 2016-06 on the Contingent Put and Call Options in Debt Instruments and provided relevant disclosures in Note 9. By this change there is no cumulative effect on the Accumulated Deficit, as of the beginning of the earliest period presented.
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
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):
(u) Financial instruments-(continued):
(i)           Hedge accounting-(continued):
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
(w) Income taxes: Income taxes have been provided for based upon the tax laws and rates in effect in the countries in which the Company's operations are conducted and income is earned. There is no expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes because the countries in which the Company operates have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using the applicable jurisdictional tax rates in effect at the year in which the asset is realized or the liability settled. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. As of December 31, 2017 the Company has adopted the provisions of ASU 2015-17 on the Balance Sheet Classification on Deferred Taxes, which requires all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The new guidance did not impact the consolidated financial statements. The Company accrues interest and penalties related to its liabilities for unrecognized tax benefits as a component of income tax expense.
(x) Commitments and contingencies: Provisions are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date.
(y) Stock-based compensation: Stock-based compensation represents vested and non-vested common shares granted to certain employees for their services. The Company calculates total compensation expense for the award based on its fair value on the grant date and amortizes the total compensation on an accelerated basis over the vesting period of the award or service period and recognizes forfeitures as they occur (Note 11). As of December 31, 2017, the Company has adopted the provisions of ASU 2016-09, which did not impact the consolidated financial statements.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):
(z)  Inventories: Inventories consist of short term operating supplies held in warehouses which are stated at their historical cost, and consumable bunkers (if any), whose cost is determined by the first in - first out method.  Inventories are recorded under "Other Current Assets". In July 2015, the FASB issued ASU No. 2015-11 – Inventory, as part of FASB Simplification Initiative, according to which the entities are required to measure inventory at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This update was effective for public entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years prospectively. During fiscal year 2017, the Company adopted the aforementioned update, which did not impact its results of operations, financial position or cash flows, in the current and previous interim and annual reporting periods.
(aa) Consolidation: In February 2015, the FASB issued Accounting Standards Update No. 2015-02 (ASU 2015-02): Consolidation - Amendments to the Consolidation Analysis, which changes the guidance as to whether an entity is a variable interest entity (VIE) or a voting interest entity and how related parties are considered in the VIE model. As of December 31, 2016, the Company has adopted the provisions of ASU 2015-02, which did not impact the consolidated financial statements.
 (aa) Going Concern: In August 2014, the FASB issued ASU No. 2014-15–Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Effective January 1, 2017, the Company has adopted the provisions of ASU 2014-15 and provided the required note disclosure (Note 3).
 (ab)  Recent accounting pronouncements:
Accounting Changes and Error Corrections: In January 2017, FASB issued ASU 2017-03, "Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)". The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our combined financial statement was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards.
Leases: In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. The accounting standards update requires (a) lessees to recognize a right to use asset and a lease liability for virtually all leases, and (b) updates previous accounting standards for lessors to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards. The update is effective for interim and annual periods beginning after December 15, 2018, including interim periods within those annual periods. The Company previously disclosed its intention to adopt this standard at the same time as it adopted the new revenue standard discussed below; however, the Company now expects to adopt this new guidance in the first quarter of 2019.  The Company is currently evaluating the impact that this new guidance will have on its consolidated financial statements.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies-(continued):
(ab)  Recent accounting pronouncements (continued):
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
The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). On January 1, 2018, the Company adopted the accounting standards update that requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, using the modified retrospective method.   The effect on Company's consolidated financial statements due to the adoption of the new accounting standard is based on the evaluation of the contract‑specific facts and circumstances and has no material effect on the consolidated balance sheets, statements of operations and cash flows. The company is currently evaluating the requirements and assessing the impact such requirements may have on the disclosures contained in the notes to consolidated financial statements.
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

2. Significant Accounting Policies-(continued):
(ab)  Recent accounting pronouncements (continued):
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
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Liquidity and Going Concern considerations
As at December 31, 2016, the Company had cash and cash equivalents of $718,684, current and non-current restricted cash of $54,282 and positive working capital of $267,930 (working capital is defined as current assets minus current liabilities). The Company's liquidity fluctuates depending on a number of factors, including, among others, revenue efficiency, collection of accounts receivable, debt and interest repayments, as well as payments for operating and general administrative expenses.
The prolonged market downturn in offshore drilling industry and the continued depressed outlook, have led to materially lower levels of investing in for offshore exploration and development by the current and potential customers on a global basis, while at the same time supply of available high specification drilling units has increased, which in turn has affected the Company with the early termination of five drilling contracts during the year ended December 31, 2016 and one drilling contract during the year ended December 31, 2017. It also led to the stacking of six drilling units of the Company's fleet as of the date of this report.
Considering all the above the Company did not believe that cash on hand following the repayment of the Drill Rigs Senior Notes due in October 2017 and cash generated from operations would be sufficient to meet the maximum leverage ratio covenant requirement for the repayment of the Term B Loan Facilities. As a result, Ocean Rig UDW Inc. and certain of its subsidiaries, Drillships Financing Holding Inc. ("DFH"), Drillships Ocean Ventures Inc. ("DOV") and Drill Rigs Holdings Inc. ("DRH"), which are collectively referred to as the Scheme Companies, have effected schemes of arrangement, or the Schemes, under Section 86 of the Companies Law (2016 Revision) to implement a financial restructuring plan, (the "Restructuring").
On March 23, 2017, the Scheme Companies entered into a Restructuring Support Agreement ("RSA"), with certain creditors of their then-outstanding consolidated indebtedness to implement the Restructuring. Pursuant to the terms of the RSA, the Scheme Companies presented winding up petitions to the Grand Court of the Cayman Islands, on March 24, 2017, and filed applications seeking the appointment of joint provisional liquidators (the "JPLs"), under section 104(3) of the Companies Law (2016) Revision. On March 27, 2017, following a hearing before the Grand Court, the JPLs were appointed in respect to each of the Scheme Companies.
The RSA proposed that the Restructuring of each of the Scheme Companies be effected by way of scheme of arrangement under Cayman law. The Schemes provided for substantial deleveraging of the Scheme Companies through an exchange by their creditors or the Scheme Creditors, of approximately $3.7 billion principal amount of debt (plus accrued interest) for new equity of the Company, approximately $288 million in cash (excluding early consent fee) and $450 million of new secured debt.
On March 27, 2017, the JPLs as "foreign representatives" of each of the Scheme Companies filed petitions with the U.S. Bankruptcy Court under Chapter 15 of the Bankruptcy Code seeking recognition of the provisional liquidation proceedings and the contemplated Schemes as "foreign main proceedings." On April 3, 2017, the U.S. Bankruptcy Court granted provisional relief extending the protections of the temporary restraining order pending a recognition hearing, which was held on August 16, 2017. Following the recognition hearing, the U.S. Bankruptcy Court granted an order granting recognition to the provisional liquidation proceedings and the Schemes as in the terms sought by the JPLs.
On July 20, 2017, the Grand Court gave permission to the Scheme Companies to convene meetings of the Scheme Creditors for the purpose of considering and if thought fit approving the Schemes, or the Schemes Meetings.
On August 11, 2017, the Scheme Meetings were held and each of the Schemes was approved by a majority in number of the Scheme Creditors and holding at least 75% in value of claims present and voting at the respective Scheme Meeting. The Schemes were approved by Scheme Creditors holding over 97% of our then-outstanding indebtedness.
On August 22, 2017, the JPLs filed an application for an order of the U.S. Bankruptcy Court recognizing and giving full force and effect to the Schemes in the United States. Following the sanction of the Schemes by the Grand Court, a hearing was held before the U.S. Bankruptcy Court on September 20, 2017 to consider the relief requested in the JPLs' application. Shortly after the conclusion of this hearing, the U.S. Bankruptcy Court entered an order giving full force and effect to the Grand Court's orders, the Schemes, and all documents and other agreements related thereto.
On August 25, 2017, the U.S. Bankruptcy Court issued a memorandum opinion and an order granting recognition of the provisional liquidation and scheme of arrangement proceedings of the Company and its subsidiaries, DRH, DFH, and DOV pending in the Grand Court of the Cayman Islands as foreign main proceedings, and of the JPLs as the foreign representatives of the Scheme Companies in the United States. If the Schemes were approved by the Cayman Court, the U.S. Bankruptcy Court would conduct a hearing on September 20, 2017, to consider the entry of an order giving full force and effect to the Schemes in the United States.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Liquidity and Going Concern considerations-(continued):
On September 15, 2017, following a hearing held between September 4, 2017 and September 6, 2017, the Grand Court issued orders sanctioning the Schemes.
On September 21, 2017, the Company effected a 1-for-9,200 reverse stock split of its common shares. Company's common shares commenced trading on a split-adjusted basis on September 22, 2017. The reverse stock split reduced the number of the issued and outstanding common shares from 82,586,851 shares to approximately 8,975 shares and affected all issued and outstanding common shares. The number of the Company's authorized common shares and the par value and other terms of the common shares were not affected by the reverse stock split. No fractional shares were issued in connection with the reverse stock split. Shareholders of record who would have otherwise been entitled to receive a fractional share as a result of the reverse stock split received a cash payment in lieu thereof. The reverse stock split was completed in connection with the Company's Restructuring and in order to comply with NASDAQ's listing requirements and meet the minimum bid requirement for continued listing on NASDAQ.
On September 22, 2017, referred as the Restructuring Effective Date, the Restructuring took effect. Pursuant to the Schemes, on the Restructuring Effective Date, Scheme Creditors exchanged their existing claims against the respective Scheme Companies for cash, new debt and new equity issued by the Company, as outlined above. The existing claims were either transferred to the Company or released. In particular, Scheme Creditors received shares equivalent to 90.68% of the post-Restructuring equity of the Company and aggregate cash consideration of $320.8 million (including the early consent fee) across all of the Schemes, and the Scheme Companies and certain subsidiaries entered into the New Credit Agreement with the DOV and DFH Scheme Creditors. The New Credit Agreement contains limited restrictive covenants that are usual and customary for facilities of this type. The remaining 9.32% of post-Restructuring equity was issued to Prime Cap Shipping Inc., a company that may be deemed to be beneficially owned by the Company's Chairman, Mr. George Economou, pursuant to the management services agreement with TMS Offshore Services Ltd. as described below.
On September 26, 2017, Ocean Rig received formal notice from NASDAQ that the Company had demonstrated compliance with all applicable requirements for the continued listing of the Company's common shares on NASDAQ and confirmed that, as a result of its favorable determination, the Company's common shares will continue to be listed on the Nasdaq Global Select Market.
On October 4, 2017, the Grand Court of the Cayman Islands issued an order discharging the JPLs effective as of October 18, 2017.
In addition, Lundin Norway AS ("Lundin") has declared their fifth option to extend the existing contract of the Leiv Eiriksson which is now expected to have firm employment up to March 2018. The Company has granted to Lundin two additional options to drill further wells in the future and should Lundin exercise its remaining well options, currently un-declared, the drilling unit could be employed until the middle of 2019.
On October 5, 2017, the Company has signed a new drilling contract with Statoil, for one-well drilling program offshore in Tanzania. The contract is expected to commence in the first quarter of 2018 and be performed by the drilling unit Ocean Rig Poseidon.
As a result of the above, at December 31, 2017, the Company reported a positive working capital of $806,675 and had cash and cash equivalents of $736,114 and current restricted cash of $46,967. Furthermore, the Company's substantially reduced debt is comprised of two Senior Secured Term Loan Facilities with a maturity date of June 2018 and September, 2024, respectively. The Company, following the Restructuring, expects that it will fund its operations either with cash on hand, cash generated from operations and new bank debt, or a combination thereof, in the twelve-month period ending one year after the accompanying consolidated financial statements. Therefore, there is no substantial doubt about the Company's ability to continue as a going concern, for a reasonable period of time.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties:
The amounts included in the accompanying consolidated balance sheets and consolidated statements of operations are as follows:
	Year ended December 31,
	2016	2017
Balance Sheet
Advances for drilling units under construction and related costs	$1,569	$-
Drilling units, machinery and equipment, net	488	-
Due to related parties	$(7,231)	$(726)
Accrued liabilities	$(3,100)	$(11,786)

	Year ended December 31,
Statement of Operations	2015	2016	2017
Revenues – commission fees	$16,524	$14,925	$10,342
Drilling units operating expenses	$-	$4,209	$904
Amortization and write-off of financing fees	$2,781	$-	$-
General and administrative expenses	$7,409	$24,924	$26,008
Interest income	$6,024	$-	$-
Reorganization expenses (including non-cash issuance of shares and other expenses)	$-	$-	$223,178

TMS Offshore Services Ltd.: On March 31, 2016 and effective from January 1, 2016 and up to September 22, 2017, the Company signed a management services agreement with TMS Offshore Services Ltd. (''TMS"), a company that may be deemed to be beneficially owned by the Company's Chairman, Mr. George Economou, to provide certain management services related to the Company's drilling units including but not limited to commercial, financing, legal and insurance services. Under the terms of this agreement, in January 2017 and effective from January 1, 2017, the Company and TMS agreed to make certain amendments and expand the scope of the agreement. For the year ended December 31, 2017, total charges from TMS under this agreement amounted to $45,521.The Management Services Agreement discussed below, replaced the management services agreement that the Company and its subsidiaries entered into with TMS on March 31, 2016, as amended.
 On September 22, 2017, the Restructuring Effective Date, as part of the Restructuring, the Company and each of its drilling-unit-owning subsidiaries entered into the Management Services Agreement with TMS to provide certain management services related to the Company's drilling units including but not limited to executive management, commercial, financing, accounting, reporting, information technology, legal, manning, insurance, catering and superintendency services. In consideration for the management services the Company agreed to pay TMS an annual fee of $15,500 (not including reimbursement for certain expenses incurred in connection with their performance of services as manager) plus up to an additional $10,000 based on the satisfaction of certain metrics. The Company will also pay a 1.0% commercial fee on all earnings under any existing drilling contract and any drilling contract entered into after the commencement of the Management Services Agreement. The Company may terminate the Management Services Agreement at any time, subject to the payment of a termination fee of the greater of $150,000, which amount shall be reduced ratably on a daily basis over the term of the Management Services Agreement or $30,000 (the "Convenience Termination Fee"). The Company may also terminate the Management Services Agreement for "cause" upon five business days' notice to TMS, subject to certain conditions, including the Company's payment to an escrow account of the lesser of $50,000 or the Convenience Termination Fee, due and owing at the time, such funds to be released in accordance with the decision of an appointed arbitrator. A refundable security deposit of $5,000 has been agreed to be placed into an escrow account and if, for any reason, the Company fails to make payments under the Management Services Agreement, then TMS may draw upon such security deposit, until paid in full (Note 8).
On December 19, 2017, the Board of Directors approved to pay to TMS the maximum bonus under the previous Management Services Agreement due to the success of the Restructuring. In addition a provision for a maximum bonus on a pro rata basis from September 22, 2017 to December 31, 2017 was accrued, under the new Management Services Agreement.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties-(continued):
Cardiff Drilling Inc.: Effective January 1, 2013, Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling")  a company that may be deemed to be beneficially owned by the Chairman, Mr. George Economou, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company. Costs from the Global Services Agreement were expensed in the consolidated statement of operations or capitalized as a component of "Advances for drilling units under construction and related costs" being a directly attributable cost to the construction, as applicable. As of March 31, 2016, the Company terminated the agreement with Cardiff Drilling, at no cost.
Vivid Finance Limited: Under the consultancy agreement effective from January 1, 2013, between Ocean Rig Management and Vivid Finance Limited ("Vivid"), a company that may be deemed to be beneficially owned by the Chairman, Mr. George Economou, pursuant to which Vivid acted as a consultant on financing matters for Ocean Rig and its subsidiaries, Vivid provided the Company with financing-related services. As of March 31, 2016, the Company terminated the agreement with Vivid, at no cost.
Basset Holdings Inc.: Effective June 1, 2012, the Company entered through one of its' wholly owned subsidiaries into a consultancy agreement with Basset Holdings Inc. ("Basset"), a Marshall Islands company that may be deemed to be beneficially owned by the Company's Executive Vice Chairman, Mr. Anthony Kandylidis, for the provision of his services to the Company. With effect as of December 31, 2016, the Company terminated the agreement with Basset at no cost.
Basset is also the owner of 12 (114,286 shares before the 1-for- 9,200 reverse stock split) shares of the Company's common shares, as of December 31, 2017.
Steel Wheel Investments Limited: Steel Wheel Investments Limited ("Steel Wheel"), a company that may be deemed to be beneficially owned by the Company's Executive Vice Chairman, Mr. Anthony Kandylidis, is the owner of 170 (1,570,226 shares before the 1-for- 9,200 reverse stock split) shares of the Company's common shares as of December 31, 2017.
Prime Cap Shipping Inc.: Prime Cap Shipping Inc. ("Prime Cap") is a Cayman Islands company that may be deemed to be beneficially owned by the Company's Chairman, Mr. George Economou. On September 22, 2017 pursuant to the Restructuring and under the terms of the Management Services Agreement, 8,524,793 common shares of the Company's common shares were issued to Prime Cap (Note 11). As of December 31, 2017 Mr. George Economou, was deemed to beneficially own 8,525,596 common shares (including 8,524,793 shares issued to Prime Cap) representing a 9.3% shareholding of the Company.
Azara Services S.A.: Effective January 1, 2013, the Company entered through one of its' wholly owned subsidiaries into a consultancy agreement with Azara Services S.A. ("Azara"), a Marshall Islands company that may be deemed to be beneficially owned by the Company's Chairman, Mr. George Economou, for the provision of the services of the Company's Chief Executive Officer. With effect as of December 31, 2016, the Company terminated the agreement with Azara at no cost.
DryShips Inc.: On November 18, 2014, the Company entered into a $120,000 Exchangeable Promissory Note with its former parent company, DryShips. On August 13, 2015, the Company reached an agreement with DryShips and exchanged the outstanding balance owed to the Company under the $120,000 Exchangeable Promissory Note, for 1,932 (17,777,778 shares before the 1-for-9,200 reverse stock split) shares of the Company's shares owned by DryShips.
On March 29, 2016, the Company entered into 60 day time charter agreements for the offshore support vessels Crescendo and Jubilee with two subsidiaries of DryShips to assist with the stacking of the Company's drilling units in Las Palmas.
On April 5, 2016, the Company's unrestricted subsidiary, Ocean Rig Investments Inc., purchased 6,096 (56,079,533 shares before the 1-for-9,200 reverse stock split) shares of the Company's common shares previously held by DryShips. After this transaction, DryShips no longer holds any equity interest in the Company (Note 11).
TMS Tankers Ltd.: During 2016 TMS Tankers Ltd. a company that may be deemed to be beneficially owned by the Company's Chairman, Mr. George Economou, charged the Company for various ad-hoc ancillary services.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5. Other Current Assets:
The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31,
	2016	2017
Inventories	$12,988	$9,573
Deferred mobilization expenses	6,351	6,482
Prepayments and advances	10,500	17,064
Intangible assets, net	-	402
Insurance claims	-	2,980
Other	85	1,485
Total	$29,924	$37,986

6. Advances for drilling units under construction and related costs:
The amounts shown in the accompanying consolidated balance sheets include milestone payments under the drilling unit building contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2. For the years ended December 31, 2016 and 2017, the movement of the advances for drilling units under construction and related costs was as follows:
	December 31,
	2016	2017
Balance at beginning of year	$394,852	$545,469
Advances for drilling units under construction and related costs	242,988	27,693
Impairment loss (advances and related costs for drilling unit under construction)	(92,371)	(573,162)
Balance at end of year	$545,469	$-

As of December 31, 2017, the Company has advanced $309,358 and $156,900 to the yard for the construction of the Ocean Rig Santorini and the Ocean Rig Crete respectively. On August 11, 2016, the Company entered into agreements with the yard to amend certain terms relating to contracts for the construction of its three seventh generation drilling units (the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos) which were previously scheduled for delivery in 2017, 2018 and 2019, respectively. As part of the agreements, the deliveries of the Ocean Rig Santorini and the Ocean Rig Crete were postponed to June 2018 and January 2019, respectively, certain installments were rescheduled and the total construction costs were increased to $694,790 and $709,565, respectively. With respect to the Ocean Rig Santorini, the Company's subsidiary that holds the shipbuilding contract for the Ocean Rig Santorini has received a notice of default in February 2018 for failure to pay an interim installment that was due on February 5, 2018, and is currently in commercial discussions with the shipyard to further postpone the delivery of the drilling unit and amend other terms of the shipbuilding contract.  Should the Company's subsidiary that holds the shipbuilding contract and the shipyard fail to renegotiate terms while in default, the contract could be rescinded by the shipyard and all installment payments paid by us of $309,358 to date could be forfeited. With respect to the Ocean Rig Amorgos, the Company had previously agreed to suspend its construction with an option, subject to the Company's option, to bring it back into force within a period of 18 months after the date of the addendum, which option expired in February 2018. Further to that, as of December 31, 2016, the Company recognized an impairment charge of $92,371 of the total advances and related costs provided to the yard for the Ocean Rig Amorgos which was included in the "Impairment loss", in the accompanying consolidated statements of operations.

For the year ended December 31, 2017, as a result of the impairment review, the Company determined that the full amount of the carrying value of the two drilling units under construction Ocean Rig Crete and Ocean Rig Santorini was not recoverable and, therefore, an impairment charge of $573,162 was recognized and included in the "Impairment loss", in the accompanying consolidated statements of operations.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.  Drilling units, machinery and equipment, net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2015	$7,258,995	$(922,103)	$6,336,892
Additions	99,515	-	99,515
Disposal of assets	(7,756)	133	(7,623)
Impairment loss	(3,658,815)	-	(3,658,815)
Depreciation	-	(331,677)	(331,677)
Balance December 31, 2016	$3,691,939	(1,253,647)	2,438,292
Additions	9,726	-	9,726
Disposal of assets	(1,648)	1,212	(436)
Impairment loss	(475,666)	-	(475,666)
Depreciation	-	(119,749)	(119,749)
Balance December 31, 2017	$3,224,351	(1,372,184)	1,852,167

For the years ended December 31, 2016 and 2017, as a result of the impairment review, the Company determined that the carrying amount of eight and one drilling unit, respectively, were not recoverable and, therefore, a charge of $3,658,815 and $473,343, respectively was recognized and included in the "Impairment loss", in the accompanying consolidated statements of operations in order to write down those drilling units to their fair value.
On February 21, 2017, the Company's Board of Directors announced the availability for sale of the Leiv Eiriksson and the Eirik Raude. Consequently, the Company classified the two drilling units as held for sale, as all criteria required for their classification as "Assets held for sale" were met and depreciation for these drilling units was ceased.
Effective September 30, 2017, the Company's Board of Directors resolved that the two drilling units, that were previously classified as held for sale, will not be considered as held for sale but held and used. The decision was based upon relevant Company's management recommendation to the Board of Directors, taking into consideration Company's expectations of harsh weather drilling market. The Company reclassified its drilling units as held and used and a loss of $2,323 was recognized and included in "Impairment loss", based on the respective US GAAP guidance, in the accompanying consolidated statement of operations.
As of December 31, 2017, all of the Company's drilling units have been pledged as collateral to secure the Company's $450,000 and  $462,000 Senior Secured Credit Facilities, as discussed in Note 9.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Other non-current assets:
The amount of other non-current assets shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31,
	2016	2017
Deferred mobilization expenses	$5,564	$4,080
Intangible assets, net	1,845	-
Prepaid investments	425	-
Security deposit	-	5,000
Total	$7,834	$9,080

9. Long-term Debt:
	December 31, 2016	December 31, 2017
$1.3 billion Senior Secured Term Loan B Facility	$1,270,750	$-
$1.9 billion Secured Term Loan B Facility	1,838,250	-
$462 million Senior Secured Credit Facility	249,542	81,886
$500 million Senior Unsecured Notes	130,974	-
$800 million Senior Secured Notes	459,723	-
$450 million Senior Secured Term Loan Facility	-	450,000
Less: Deferred financing costs	(61,466)	(254)
Total debt	3,887,773	531,632
Less: Current portion	(640,557)	(81,632)
Long-term portion	$3,247,216	$450,000

7.25% Senior Unsecured Notes due 2019
On March 26, 2014, the Company issued $500,000 aggregate principal amount of 7.25% Senior Unsecured Notes due 2019 (the "$500 million Senior Unsecured Notes"), with a semi-annual coupon interest rate of 7.25% per year. The Company used the net proceeds from the offering, amounting to $493,625, together with cash on hand, to repurchase the outstanding balance of $462,300 under its 9.5% Senior Unsecured Notes.
As of December 31, 2016, one of the Company's wholly owned subsidiary, had purchased in the open market an aggregate principal amount of $369,026 of these notes, reducing the then outstanding balance to $130,974. Effective March 21, 2017, these repurchased notes have been cancelled.
During the year ended December 31, 2016, the purchase of the notes, resulted in a gain of $57,160 and is included in "Gain from repurchase of senior notes" in the accompanying consolidated statement of operations.
6.50% Senior Secured Notes due 2017
On September 20, 2012, the Company's wholly owned subsidiary DRH (the "Issuer"), issued $800,000 aggregate principal amount of 6.50% Senior Secured Notes due 2017 (the "$800 million Senior Secured Notes"), with a semi-annual coupon interest rate of 6.5% per year. The $800 million Senior Secured Notes were secured by Issuer's and its subsidiaries' certain assets, including stocks, and guaranteed by the Company and certain of the existing and future subsidiaries of the Issuer.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt-(continued):
As of December 31, 2016, two of the Company's wholly owned subsidiaries had purchased in the open market an aggregate principal amount of $148,019, resulting to a gain of $67,841 included in "Gain from repurchase of senior notes" in the accompanying consolidated statements of operations. Effective March 21, 2017, these repurchased notes have been cancelled.
$1.3 billion Senior Secured Term Loan B Facility
On July 25, 2014, the Company's wholly owned subsidiary, DOV, entered into a $1,300,000 Senior Secured Term Loan B facility ("New Term Loan B facility") to repay the then outstanding balance of $1,300,000 under the $1,350,000 Senior Secured Credit Facility. The New Term Loan B facility, with a maturity date on July 25, 2021, was secured primarily by first priority mortgages on the drilling units, the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena and bore a fixed interest rate.
$1.9 billion Term Loan B Facility
On July 12, 2013,  the Company, through its wholly-owned subsidiaries, DFH and Drillships Projects Inc., entered into a $1,800,000 senior secured term loan facility, comprised of two tranches, tranche B-1 of $975,000 ("Tranche B-1") and tranche B-2 of $825,000 ("Tranche B-2"), collectively, the "$1.9 billion Term Loan B Facility", with respective maturity dates in the first quarter of 2021, subject to adjustment to the third quarter of 2020 in certain circumstances, and the third quarter of 2016.
The $1.9 billion Term Loan B Facility was: (i) guaranteed by the Company and certain existing and future subsidiaries of DFH and (ii) secured by certain assets of, and by a pledge of the stock of, DFH and the subsidiary guarantors. On July 26, 2013, the Company through DFH and Drillships Projects Inc. entered into an incremental amendment to the $1,800,000 senior term loan for additional Tranche B-1 in an aggregate principal amount of $100,000.
On February 7, 2014, the Company refinanced its then existing short-term Tranche B-2 with a fungible add-on to its existing long-term Tranche B-1 with maturity date at no earlier than the third quarter of 2020.
Discharge of the 7.25% Senior Unsecured Notes, 6.50% Senior Secured Notes, $1.3 billion Senior Secured Term Loan B Facility and $1.9 billion Term Loan B Facility

On September 22, 2017, the restructuring effective date, the outstanding principal amounts, accrued interest and default interest of the 7.25% Senior Unsecured Notes, $6.50% Senior Secured Notes, $1.3 billion Senior Secured Term Loan B Facility and $1.9 billion Term Loan B Facility were discharged in exchange for new equity in the Company amounting to $1,992,533, cash consideration amounting to $320,800 and the $450 million Senior Secured Term Loan Facility discussed below. The resulted gain amounting to $1,129,125 is included as a "Reorganization Gain, net" in the accompanying consolidated statement of operations. Deferred finance fees related to discharged notes and facilities have been written off and are included in "interest and finance costs" in the accompanying consolidated statement of operations.

$450 million Senior Secured Term Loan Facility
On September 22, 2017 the Company, including certain of its subsidiaries, as borrowers and guarantors, entered into a New Credit Agreement. The New Credit Agreement contains limited restrictive covenants that are usual and customary for facilities of this type, including, without limitation: (i) delivery of financial statements, reports, accountants' letters, certificates and SEC filings; (ii) notices of defaults, material litigation and other material events; (iii) continuation of business and maintenance of existence and material rights and privileges; (iv) compliance with laws, including sanctions laws; and (v) maintenance of property and insurance.
The Company and certain of its subsidiaries will guarantee the obligations of the New Credit Agreement and collateral has been granted to the lenders by way of first priority lien over substantially all existing and newly acquired assets of the borrowers and guarantors. The New Credit Agreement consists of a $450,000 Senior Secured Term Loan Facility, bearing interest at 8.00% per annum and with a maturity date of September 20, 2024. In addition, under the terms of the New Credit Agreement, the Company has the option to refinance the facility in full at no cost until March 22, 2018, at 105% from March 23, 2018 until March 22, 2019, at 103% from March 23, 2019 until March 22, 2020 and at 101% from March 23, 2020 until March 22, 2021.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt-(continued):
Under ASU 2016-06 (Note 2) this option is considered as an embedded call option which has been assessed as closely related to the host contract (the New Credit Agreement), therefore is not valued separately and is not considered a derivative, pursuant to ASC 815 provisions.
 $462 million Senior Secured Credit Facility
On February 13, 2015, the Company's wholly owned subsidiary, Drillship Alonissos Shareholders Inc., entered into a secured term loan facility agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, for up to $475,000 to partially finance the construction costs of the Ocean Rig Apollo. This facility has a 5 year term and bears interest at LIBOR plus a margin. On March 3, 2015, the Company drew down an amount of $462,000 under this facility. On February 11, 2016, the client of the Ocean Rig Apollo sent to the Company a notice of termination. Under the $462,000 Senior Secured Credit Facility, the Company was required to find a new Satisfactory Drilling Contract (as defined in the loan agreement) by May 21, 2016. The Company did not secure a new drilling contract for the Ocean Rig Apollo and, therefore, was required to make a mandatory prepayment of approximately $145,894 on August 22, 2016.
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
Total interest and debt amortization cost incurred on long-term debt for the years ended December 31, 2015, 2016 and 2017, amounted to $300,543, $256,222 and $275,494, respectively, of which $26,055, $28,265 and $27,718, respectively, were capitalized as part of the cost of the drilling units under construction. Total interest incurred and amortization of debt issuance cost on long-term debt, net of capitalized interest, are included in "Interest and finance costs" in the accompanying consolidated statement of operations.
The Company's weighted average interest rates on the above bank loans and notes were 6.3%, 6.2% and 6.9%, as of December 31, 2015, 2016, and 2017, respectively.
The $462 million and $450 million Senior Secured Credit Facilities are payable in U.S. Dollars and are due on June 2018 and September 2024, respectively.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt-(continued):

Loan movements for the Company's Senior Unsecured Notes and secured credit facilities throughout 2017, is as follows:
Loan	Loan Agreement Date	Original Amount	December 31, 2016	New Loan	Discharges/ Repayment	December 31, 2017

$800 million Senior Notes	September 20, 2012	$800,000	459,723	-	(459,723)	$-
$1.9 billion Secured Term Loan B Facility	July 12, 2013	1,900,000	1,838,250	-	(1,838,250)	-
$500 million Senior Unsecured Notes	March 26, 2014	500,000	130,974	-	(130,974)	-
$1.3 billion Senior Secured Term Loan B	July 25, 2014	1,300,000	1,270,750	-	(1,270,750)	-
$462 million Senior Secured Credit Facility	February 13, 2015	462,000	249,542	-	(167,656)	81,886
$ 450 million Senior Secured Term Loan Facility	September 22, 2017	450,000	-	450,000	-	450,000
			$3,949,239	$450,000	$(3,867,353)	$531,886

The annual principal payments required to be made after December 31, 2017, including balloon payments, totaling $531,886 due on June 2018 and September 2024, are as follows:

2018	$81,886
2019	-
2020	-
2021	-
2022	-
2023 and thereafter	450,000
Total principal payments	531,886
Less: Financing fees	(254)
Total debt	$531,632

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
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
As of December 31, 2015, the Company had seven interest rate swaps outstanding, with a notional amount of $1.6 billion, maturing from April 2016 through November 2017. During the year ended December 31. 2016, the Company terminated the interest rate swaps and there were no interest rate swaps outstanding as of December 31, 2017.
Accumulated Other Comprehensive Loss also included realized losses on cash flow hedges associated with interest capitalized during prior years under "Advances for drilling units under construction" amounting to $27,776, which according to ASC 815-30-35 is being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As a result, during the years ended December 31, 2015, 2016 and 2017, amounts of $1,035, $26,187 and nil, respectively, were reclassified into the consolidated statements of operations.
The effect of derivative instruments not designated or qualifying as hedging instruments on the Consolidated Statement of Operations is as follows:
			Amount of Loss
Derivatives not designated as hedging instruments	Location of Loss Recognized	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2017
Interest rate swaps	Loss on interest rate swaps	$(11,513)	$(4,388)	$-

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, other current assets and accounts payable and other current liabilities reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The 7.25% Senior Unsecured Notes, the Drill Rigs Senior Notes and the Term Loan B Facilities have a fixed rate and their estimated fair values are determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter market). The $450 million Senior Secured Term Loan Facility has a fixed rate and the estimated fair value was determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter market). The fair value of the $450 million Senior Secured Term Loan Facility at December 31, 2017 was approximately $456 million. The $462 million Senior Secured Credit Facility, has a floating rate on LIBOR and its' carrying value is approximately the same as its' fair market value. The estimated fair value of the above 7.25% Senior Unsecured Notes, Drill Rigs Senior Notes, $1.9 billion Secured Term Loan B Facility and $1.3 billion Senior Secured Term Loan B Facility at December 31, 2015, was approximately $100,367, $357,431, $427,168 and $628,242 respectively. For the aforementioned senior notes and term loans their carrying value net of finance fees as at December 31, 2015, was $226,655, $601,845, $1,814,746 and $1,257,484, respectively. The estimated fair value of the above 7.25% Senior Unsecured Notes, Drill Rigs Senior Notes, $1.9 billion Secured Term Loan B Facility and $1.3 billion Senior Secured Term Loan B Facility at December 31, 2016, was approximately $51,080, $201,129, $1,156,958 and $1,002,304, respectively. For the aforementioned senior notes and term loans their carrying value net of finance fees as at December 31, 2016, was $129,844, $457,745, $1,804,272 and $1,248,747, respectively.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
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

As a result of the impairment analysis performed for the year ended December 31, 2016, the Company's eight drilling units, with a carrying amount of $4,694,314 were written down to their fair value as determined based on the valuations of the independent valuators, resulting in an impairment charge of $3,658,815 which was included in the accompanying consolidated statement of operations for the year ended December 31, 2016 (Note 7),  the impairment of $92,371 for the drilling unit under construction Ocean Rig Amorgos (Note 6) and the impairment of $25,152 relating to the cashflow hedges for interest capitalized on drilling units impaired (Note 12).

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of December 31, 2017.
	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Impairment loss
Non-Recurring measurements:
Long-lived assets	$-	$234,139	$-	$(475,666)

Effective September 30, 2017,one of the Company's drilling units, with a carrying amount of $650,843 was written down to its fair value as determined based on the valuations of the independent valuators, resulting in an impairment charge of $473,343 which was included in the accompanying consolidated statement of operations for the year ended December 31, 2017 (Note 7).

Effective September 30, 2017 the Company's Board of Directors resolved that the two drilling units, that were previously classified as held for sale, will not be considered as held for sale but held and used. The Company reclassified its drilling units carrying amount of $56,639 as held and used and a loss of $2,323 was recognized and included in the accompanying consolidated statement of operations (Note 7).

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements-(continued):

The Company also determined that the whole carrying amount of the two drilling units under construction Ocean Rig Crete and Ocean Rig Santorini was not recoverable and, therefore, a charge of $573,162 was recognized and included in the accompanying consolidated statement of operations (Note 6).

The fair values of the non-monetary transactions are determined through Level 1 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from quoted market prices that allow value to be determined. The fair value of the Company's exchanged capital stock as of the restructuring effective date should be valued by using the share closing price as of that date. As of September 22, 2017, the Company's share closing price was $24.00.

The difference between the fair value price as of September 22, 2017 and the consideration price of the common shares issued for the reduction of the principal outstanding balance, accrued interest and default interest of the Company's 7.25% Senior Unsecured Notes, 6.50% Senior Secured Notes, $1.3 billion Senior Secured Term Loan B Facility and $1.9 billion Term Loan B Facility with the Scheme Creditors (Note 9), resulted in a loss and was included in "Reorganization Gain, net" in the accompanying consolidated statement of operations for the year ended December 31, 2017.

11. Common Stock and Additional Paid-in Capital:
General
On April 24, 2017, the Company's Annual General Meeting of Shareholders (the "Meeting"), approved the increase in the Company's authorized share capital of one billion (1,000,000,000) common shares of a par value of $0.01 each and five hundred million (500,000,000) preferred shares of a par value of $0.01 each to one trillion (1,000,000,000,000) common shares of a par value of $0.01 each and five hundred million (500,000,000) preferred shares of a par value of $0.01 each.
On November 3, 2017, an extraordinary general meeting of shareholders, or EGM was held. At the EGM, the shareholders of the Company approved the Second Amended and Restated Memorandum and Articles of Association based on which Company's authorized share capital as this approved on April 24,2017 by the Annual General Meeting of Shareholders, was reduced to one billion eight hundred million (1,800,000,000) common shares, consisting of one billion five hundred million (1,500,000,000) Class A common shares of a par value of $0.01 each, and three hundred million (300,000,000) Class B common shares of a par value of $0.01 each, and one hundred million (100,000,000) preferred shares of par value $0.01 each. Common shares outstanding prior to the adoption of the Second Amended and Restated Memorandum and Articles of Association will remain outstanding and are redesignated as Class A common shares on our register of members.
All Company's common shares have equal voting rights and participates equally in dividend distributions.
Dividends
In March 2015 and in May 2015, the Company paid dividends of $0.19 per common share to its shareholders, with respect to the quarters ended December 31, 2014 and March 31, 2015, respectively.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Common Stock and Additional Paid-in Capital-(continued):
Issuance of common shares
On June 8, 2015, the Company successfully completed the offering of 3,106 (28,571,428 shares before the 1-for-9,200 reverse stock split) shares of its common shares, par value $0.01 per share, at a price of $7.00 per share (share price before reverse stock split), resulting in proceeds of $194,134, after deducting placement fees. As part of the offering, Mr. George Economou, the Company's Chairman, purchased $10,000, or 155,299 (1,428,571 before the 1-for-9,200 reverse stock split) shares, of common shares in the offering at the public offering price.
On September 22, 2017, upon the occurrence of the restructuring effective date, the Company issued 90,651,603 common shares, par value $0.01 per share, at a price of $24.00 per share resulting in an amount of $1,992,533 issued to the Scheme creditors and $204,595 to Prime Cap, respectively and were recorded in "Common stock" and "Additional paid-in capital" in the accompanying consolidated balance sheets.
On November 3, 2017, following the designation of three hundred million (300,000,000) of the Company's common shares as Class B Common Shares the EGM, the Company issued 895,404 Class B Common Shares to certain of shareholders pursuant to the terms of the recently completed financial restructuring. The Class B common shares are convertible into Class A common shares on a one-for-one basis, have equal voting rights and participate equally in dividend distributions and are not and will not be listed on a national securities exchange or a national market system..

Issuance of common shares
On November 13, 2017, certain of the Company's shareholders elected to convert 337,533 Class A Common Shares into 337,533 Class B Common Shares, in accordance with the terms of the Company's Second Amended and Restated Memorandum and Articles of Association. As of December 31, 2017, the Company's total outstanding common shares amounted to 91,567,982 (Class A Common Shares: 90,562,138 and Class B Common Shares: 1,005,844).
Treasury stock
During the year ended December 31, 2015, the Company exchanged the $120,000 Exchangeable Promissory Note for an aggregate amount of 2,415 (22,222,222 shares before the 1-for-9,200 reverse stock split) of the Company's shares owned by DryShips (Note 4). These shares were retired on September 21, 2017.
On April 5, 2016, the Company's unrestricted subsidiary, Ocean Rig Investments Inc., purchased 6,096 (56,079,533 shares before the 1-for-9,200 reverse stock split) shares of the Company's common shares previously held by DryShips (Note 4). These shares were not retired and are treated as treasury stock for accounting purposes since under U.S. GAAP the parent's shares purchased by a subsidiary are treated as treasury shares. The Company is incorporated in the Cayman Islands. Under Cayman Islands law, shares of a parent company held by a subsidiary company are not characterized as treasury shares, are entitled to vote and be counted in determining the total number of outstanding shares in the Company. These shares were ultimately retired on September 21, 2017.
Reverse stock splits
On April 24, 2017, the Company's Annual General Meeting of Shareholders, approved a proposal to allow the Company to effect one or more reverse stock splits for ratios ranging from 1-for-2 to not more than 1-for-100,000, with the exact ratio to be set within this range as determined by the Board of Directors or duly constituted committee thereof and any time following the Annual General Meeting of Shareholders.
On September 21, 2017, the Company effected a 1-for-9,200 reverse stock split of its common shares. The Company's common shares commenced trading on a split-adjusted basis on September 22, 2017. The reverse stock split was completed in connection with the Company's Restructuring and in order to comply with NASDAQ's listing requirements and meet the minimum bid requirement for continued listing on NASDAQ..
All previously reported share and per share amounts have been restated to reflect the reverse stock split.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Common Stock and Additional Paid-in Capital-(continued):
Restricted stock awards
During 2015 and 2016, under the then 2012 Equity Incentive Plan an aggregate of 20 shares (186,702 before the 1-for-9,200 reverse stock split) of non-vested common shares were granted to employees of Ocean Rig.
On May 17, 2016, the Company's Compensation Committee approved the discontinuance of the granting of stock awards to the employees of the Company. Following the approval, all the Company's restricted stock awards, apart from those awarded to Azara, were cancelled.
On November 14, 2017, the Company's Board of Directors approved the grant of 4,000 shares of Company's common shares to each of the three new directors of the Board. The shares vested immediately and were recognized to expenses based on the fair value on the grant date, being $25.56 per share.

The 2012 Equity Incentive Plan of the Company was terminated in connection with the Company's financial restructuring which was completed in September of 2017.
A summary of the status of Ocean Rig's non vested shares as of December 31, 2016 and 2017 and movement during the years then ended, is presented below.
	Number of non vested shares	Weighted average grant date fair value per non vested shares

Balance December 31, 2015	44	$99,360.00
Forfeited	(17)	92,736.00
Vested	(16)	114,356.00
Balance December 31, 2016	11	$87,032.00
Granted	12,000	25.56
Vested	(12,011)	105.24
Balance December 31, 2017	-	$-

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Common Stock and Additional Paid-in Capital-(continued):
Restricted stock awards
	Number of vested shares	Weighted average grant date fair value per vested shares

As at December 31, 2015	66	$139,380.00
Vested shares granted in prior years	16	114,356.00
Granted and vested shares in prior years, but cancelled during 2016	(45)	124,384.00
As at December 31, 2016	37	$146,648.00
Vested shares granted in prior years	11	87,032.00
Vested shares granted in 2017	12,000	25.56
As at December 31, 2017	12,048	$558.94

As of December 31, 2015, 2016 and 2017, there was $2,299, $314 and nil, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by the Company, respectively. The amounts of $3,676, $1,506 and $314 represent the stock based compensation expense which are recorded in "General and administrative expenses", in the accompanying consolidated statements of operations for the years ended December 31, 2015, 2016 and 2017, respectively. That cost of $314 relating to the Company's restricted stock award, entitled to Azara, was fully recognized as at December 31, 2017.

12. Accumulated Other Comprehensive Income:

The amounts in the accompanying balance sheets are analyzed as follows:
	December 31,
	2016	2017
Actuarial pension gain	3,346	3,476
Total	$3,346	$3,476

13. Interest and Finance Costs:
The amounts in the accompanying consolidated statements of operations are analyzed as follows:
	December 31,
	2015	2016	2017
Interest costs on long term debt	$276,510	$235,182	$214,282
Amortization and write off of financing fees	24,033	21,040	61,212
Discount on receivable from drilling contract	3,018	(2,821)	(308)
Capitalized borrowing costs	(26,055)	(28,265)	(27,718)
Commissions, commitment fees and other financial expenses	2,842	1,845	874
Total	$280,348	$226,981	$248,342

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Income Taxes:
Ocean Rig UDW is subject to Cayman Islands tax which is zero and operates through its various subsidiaries in a number of countries throughout the world. Therefore the Company may pay tax within some jurisdictions even though it might have losses in others. Income taxes have been provided based upon the laws and rates in effect in the countries in which our operations are conducted or in which our subsidiaries are considered residents for income tax purposes. The Company's income tax expense or benefit arises from our mix of pre-tax earnings or losses, respectively, in the international tax jurisdictions in which we operate. Since the countries in which operates in have different statutory tax rates and tax regimes with respect to one another there is no expected relationship between the provision for income taxes and income or loss before income taxes. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction.
The components of the Company's income/ (losses) before taxes, after adjusting for impairment losses and gains from repurchases of senior notes, are as follows:
	Year ended December 31
	2015	2016	2017
Domestic income/ (loss) (Marshall Islands/ Cayman Islands)	$219,900	$126,244	$-
Foreign income	185,742	93,633	-
Domestic (loss)/ income (Cayman Islands)	-	(97,939)	(276,471)
Foreign income	-	394,196	558,005
Total income before taxes, excluding impairment loss, gain from repurchases of senior notes, reorganization gain, net and loss from issuance of shares upon restructuring	$405,642	$516,134	$281,534

The components of the Company's tax expense were as follows:
	Year Ended December 31,
	2015	2016	2017
Current Tax expense	$99,816	$106,315	$63,495
Deferred Tax expense	-	-	-
Income taxes	$99,816	$106,315	$63,495

Effective tax rate on income / (loss) excluding impairment loss and gain from repurchase of the senior secured notes	24.6%	20.6%	22.6%

In 2017, approximately 92% of the current tax expense related to taxes Angola, Brazil and Congo, in 2016, approximately 93% of the current tax expense related to taxes in Angola, Brazil, Norway, Congo and Senegal and in 2015, approximately 90% of the current tax expense related to taxes in Angola, Brazil, Norway and Congo.
Taxes have not been reflected in other comprehensive income/ (loss) since the valuation allowances would not result in the  recognition of deferred tax.
A reconciliation between the statutory tax rate to the effective tax rate is as follows:
	Year Ended December 31,
Reconciliation of total tax expense:	2015	2016	2017
Income tax	94,331	106,315	63,495
Taxes on litigation matters subject to statutory rates, including interest and penalties	5,485	-	-
Total	$99,816	$106,315	$63,495

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Income Taxes-(continued):
Ocean Rig has elected to use the statutory tax rate for each year based upon the location where the largest parts of its operations were domiciled. During 2015, 2016 and 2017, most of its activities were in the Republic of the Marshall Islands, and Cayman Island (from April 2016) with a tax rate of zero. On April 14, 2016, the corporate domicile of the Company moved from Republic of the Marshall Islands to the Cayman Islands.
Ocean Rig is subject to changes in tax laws, treaties, regulations and interpretations in and between the countries in which its subsidiaries operate. A material change in these tax laws, treaties, regulations and interpretations could result in a higher or lower effective tax rate on worldwide earnings.
As of December 31, 2016 and 2017, the current liability for corporate income tax amounts to $8,991 and $10,994, respectively and is included in "Accounts payable and other current liabilities" in the accompanying consolidated balance sheets.
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
	Year ended December 31,
	2016	2017
Deferred tax assets
Losses carried forward	10,110	12,176
Total deferred tax assets	$10,110	$12,176

Less: valuation allowance	(10,110)	(12,176)
Total deferred tax assets, net	$-	$-

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company provides a valuation allowance to offset deferred tax assets for carry forward of operating losses incurred during the year in certain jurisdictions and for other deferred tax assets where, in the Company's opinion, it is more likely than not that the financial statement benefit of these losses will not be realized. The Company provides a valuation allowance for foreign tax loss carry forward to reflect the possible expiration of these benefits prior to their utilization. As of December 31, 2017, the valuation allowance for deferred tax assets amounted to $12,176.
The earnings of certain of our subsidiaries are considered to be indefinitely reinvested. Should the Company make a distribution from these subsidiaries in the form of dividends or otherwise, the Company would be subject to additional income taxes. The unrecognized deferred tax liabilities related to these undistributed earnings was not practicable to be estimated as of December 31, 2017. Accordingly, the Company has not provided for taxes on these unremitted earnings.
The Company is subject to taxation in various jurisdiction in which it conducts business. Tax years as early as 2010 remain subject to examination. As of December 31, 2017, the Company has various ongoing tax audits.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Earnings / (loss) per share:
	2015			2016			2017
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Loss (numerator)	Weighted- average number of outstanding share (denominator)	Amount per share	Loss (numerator)		Weighted- average number of outstanding shares (denominator)		Amount per share
	Class A	Class A	Class A	Class A	Class A	Class A	Class A	Class B	Class A	Class B	Class A	Class B
Basic net income/ (loss) per share:
Net income/ (loss)	$80,014	-	-	$(3,241,518)	-	-	$(5,366)	$(36)	-	-	-	-
Less: Non- vested common stock dividends declared and undistributed earnings	(1,175)	-	-	-	-	-	-	-	-	-	-	-
Basic Earnings/ (loss) per share attributable to common stockholders	$78,839	$15,082	5,227.36	$(3,241,518)	10,538	(307,602.77)	$(5,366)	$(36)	25,070,978	167,314	(0.21)	(0.21)
Diluted net income/ (loss) per share:
Allocation of undistributed earnings/ (losses) for basic computation	-	-	-	-	-	-	(5,366)	(36)	-	-	-	-
Reallocation of undistributed earnings/ (losses) as a result of conversion of Class B to Class A shares	-	-	-	-	-	-	-	-	-	-	-	-
Diluted Earnings/ (loss) per share	$78,839	$15,082	5,227.36	$(3,241,518)	10,538	(307,602.77)	$(5,366)	$(36)	25,070,978	167,314	(0.21)	(0.21)

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings/ loss are participating securities and, thus, are included in the two-class method of computing earnings per share for the year ended December 31, 2015, 2016 and 2017. For the year ended December 31, 2015, non-vested participating restricted common shares were not included in the computation of diluted earnings/ loss per share because the effect is anti-dilutive.
Earnings/loss per share of Class A and Class B common shares is computed using the two-class method. Basic earnings/loss per share is computed using the weighted average number of shares outstanding during the year ended December 31, 2017. Diluted net earnings/loss per share is computed using the weighted average number of shares and the effect of potentially dilutive securities outstanding during the year ended December 31, 2017. Potentially dilutive securities consist of restricted stock units and other contingently issuable shares. The computation of the diluted earnings/ loss per share of Class A common shares assumes the conversion of Class B common shares, while the diluted earnings/loss per share of Class B common shares does not assume the conversion of those shares.
The Class B common shares are convertible into Class A common shares on a one-for-one basis, have equal voting rights and participate equally in dividend distributions and are not and will not be listed on a national securities exchange or a national market system (Note 11). As a result, the undistributed earnings/losses for the year ended December 31, 2017 are allocated based on the contractual participation rights of the Class A and Class B common shares on a proportionate basis. Furthermore, as we assume the conversion of Class B common shares in the computation of the diluted earnings/loss per share of Class A common shares, the undistributed earnings/losses are equal to net income/loss for that computation.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16.  Geographic information for offshore drilling operations:
The revenue shown in the table below is based upon the location where the drilling takes place:

Country	2015	2016	2017
Angola	527,098	500,413	435,785
Brazil	581,438	517,885	333,186
Congo	157,235	241,953	185,040
Norway	231,189	74,925	53,509
Falklands	154,606	21,106	-
Senegal	52,214	289,162	-
Ivory Coast	33,723	1,164	-
Other service revenues	10,697	7,059	-
Total service revenues	$1,748,200	1,653,667	1,007,520

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
17. Commitments and Contingencies:
17.1 Legal proceedings:
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

HPOR Servicos De Consultaria Ltda ("HPOR") on September 1, 2016, commenced arbitration proceedings against, amongst others, the Company seeking payment of certain commissions that HPOR is alleging were due by, amongst others, the Company for certain agency and marketing services provided for the Ocean Rig Mykonos and the Ocean Rig Corcovado drilling units. The Company is disputing such allegations and has counterclaimed repayment of the commission already paid to HPOR. On March 7, 2018, the Tribunal issued awards in each of the references disallowing HPOR's claims and allowing the counterclaims brought by the Company, which we are currently evaluating.

On March 7, 2016, two of the Company's subsidiaries commenced arbitration proceedings against Total E&P Angola for the termination of the contract with the drilling unit Ocean Rig Olympia. Subsequently, the parties reached a commercial agreement to amicably settle this matter and a Settlement Agreement dated December 29, 2017, was entered into among the parties.

On December 22, 2016, Mayze Services Limited ("Mayze") issued a claim before the English High Court of Justice against the Company and others seeking payment of GBP 5,230,074 in respect of fees allegedly owed in connection with marketing services provided by Mayze to the Company. As of December 31, 2017, a provision of $4,000 has been recorded under "Legal settlements and other, net", in the accompanying consolidated statement of operations.

OCEAN RIG UDW INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2016 and 2017
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17. Commitments and Contingencies – (continued):
17.1 Legal proceedings (continued):
On August 31, 2017, a complaint was filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-198) by certain of the Company's creditors against, among others, two subsidiaries of the Company, two of the Company's executive officers up to December 31, 2017– which currently are directors, the Company's manager TMS Offshore Services Ltd. and other parties. The plaintiffs purport to allege nine causes of action, including claims for avoidance and recovery of actual and/or constructive fraudulent conveyances under common law or 6 Del. Code §§ 1304(A)(1), 1305, 1307, and 1308; aiding and abetting fraudulent conveyances; and declaratory judgment under 30 MIRC § 202. All defendants moved to dismiss the case on October 31, 2017, and that motion has been briefed. In a scheduling conference held on February 14, 2018 in the Marshall Islands, the court scheduled oral argument to proceed on June 6, 2018. We are not in a position at this time to express an opinion as to the ultimate outcome of this matter, or to provide an estimate on the amount or range of any potential loss.

On September 22, 2017, the Restructuring Effective Date, a shareholder filed an appeal of certain orders of the bankruptcy court to the United States District Court for the Southern District of New York.

On the Restructuring Effective Date, we funded a preserved claims trust, or PCT.  The PCT was established to preserve, for the benefit of Scheme Creditors, any causes of action held by the Company, Agon Shipping Inc. and/or Ocean Rig Investments Inc. arising from the facts and circumstances identified in the draft complaint prepared by certain of the Company's creditors referenced above.  If the trustees under the PCT determine that there is merit to any such claims, the trustees may take legal action for the benefit of all of the scheme creditors in the Restructuring.

Except for the matters discussed above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

17.2 Purchase Obligations:
The following table sets forth the contractual purchase obligations of certain of the Company's subsidiaries for the Ocean Rig Santorini and the Ocean Rig Crete, as of December 31, 2017, if they decide to go ahead with the construction of two drilling unit newbuildings.
	2018	2019	Total
Drilling units building contracts	$417,931	520,165	$938,096
Total obligations	$417,931	520,165	$938,096

18. Subsequent Events:
18.1 Effective January 1, 2018, the Company's Board of Directors appointed Mr. Pankaj Khanna as President and Chief Executive Officer of the Company, Mr. Iraklis Sbarounis as Chief Financial Officer, Mr. David Cusiter as Chief Operations Officer and Mr. Anthony Kandylidis as Executive Vice Chairman of the Company.
18.2 During January 2018 and February 2018, we converted an aggregate of 349,711 Class B Common Shares, par value $0.01, into 349,711 Class A Common Shares, par value $0.01. Pursuant to our Company's Second Amended and Restated Memorandum and Articles of Association each Class B Common Share is convertible into a Class A Common Share at a one for one conversion ratio.
18.3 On February 23, 2018, the Company signed a new drilling contract with Tullow Namibia Ltd., for a one-well drilling program plus options for drilling offshore West Africa. The contract is expected to commence in the third quarter of 2018 and to be performed by the Ocean Rig Poseidon.

18.4 On March 5, 2018, we held our 2018 Annual General Meeting of Shareholders.